As filed with the Securities and Exchange Commission on May 22, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

METAVANTE HOLDING COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Wisconsin	6199	39-0968604
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7801

(Address, Including Zip code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Randall J. Erickson

Vice President and Secretary

Metavante Holding Company

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7700

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

COPIES TO:

Imad Qasim, Esq. Pran Jha, Esq. Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 (312) 853-7000	Donald W. Layden, Jr. Senior Executive Vice President, Group President Metavante International Group Metavante Corporation 4900 West Brown Deer Road Milwaukee, Wisconsin 53223 (414) 357-2290	Andrew R. Brownstein, Esq. Igor Kirman, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to public:    As soon as practicable following the effective date of this Registration Statement and the date on which all other conditions to the transactions described in the enclosed document have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $0.01 par value	92,686,495	N/A	$4,564,809,879	$140,140

(1)	The number of shares of the Registrant being registered is based upon an estimate of (x) the maximum number of shares of common stock, $1.00 par value per share, of Marshall & Ilsley Corporation (“Marshall & Ilsley Common Stock”) presently outstanding or expected to be issued in connection with the merger of Montana Merger Sub Inc., a wholly-owned subsidiary of the registrant, with and into Marshall & Ilsley Corporation (the “holding company merger”) multiplied by (y) the exchange ratio of one-third of a share of common stock, $0.01 par value per share, of the Registrant for each share of Marshall & Ilsley Common Stock.
(2)	Pursuant to Rules 457(c) and 457(f) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the market value of the approximate number of shares of common stock of the Registrant to be issued or issuable in connection with the holding company merger and is based upon the market value of $49.25 per share of Marshall & Ilsley Common Stock, which was the average of the high and low prices per share of Marshall & Ilsley Common Stock reported on the New York Stock Exchange on May 16, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus-information statement is not complete and may be changed. Metavante Holding Company may not distribute or issue the shares of Metavante Holding Company common stock being registered pursuant to this registration statement, of which this proxy statement/prospectus-information statement is a part, until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus-information statement is not an offer to distribute these securities and Metavante Holding Company is not soliciting offers to receive these securities in any jurisdiction where such offer or distribution is not permitted.

Subject to Completion, dated May 22, 2007

MARSHALL & ILSLEY CORPORATION

770 North Water Street

Milwaukee, Wisconsin 53202

TRANSACTION PROPOSAL—YOUR VOTE IS VERY IMPORTANT

TO THE SHAREHOLDERS OF MARSHALL & ILSLEY CORPORATION:

As previously announced, the Board of Directors of Marshall & Ilsley Corporation has approved a plan to separate Marshall & Ilsley’s banking business and Metavante’s business into two separate, publicly-traded companies. Following completion of the separation and related transactions, Marshall & Ilsley shareholders will receive (i) shares of common stock of New M&I Corporation (which we refer to as “New Marshall & Ilsley”), which will operate Marshall & Ilsley’s banking business, representing 100% of the issued and outstanding shares of New Marshall & Ilsley common stock and (ii) shares of common stock of Metavante Holding Company (which we refer to as “New Metavante”), which will operate Metavante’s business, representing 75% of the outstanding shares of New Metavante common stock. In connection with the transactions, WPM, L.P. (which we refer to as “Investor”), a limited partnership organized by Warburg Pincus Private Equity IX, L.P., a global private equity investment fund managed by Warburg Pincus LLC, will invest $625 million in New Metavante in exchange for (i) shares of New Metavante Class A common stock that will automatically convert on a one-for-one basis, on the day following the closing date of the transactions, into shares of New Metavante common stock representing 25% of New Metavante’s outstanding common stock and (ii) a stock purchase right to acquire additional shares of New Metavante common stock under certain circumstances. We refer to Investor’s purchase of the New Metavante Class A common stock as the “New Metavante share issuance.”

The transactions will be effected pursuant to an investment agreement dated as of April 3, 2007, among Marshall & Ilsley and certain of its subsidiaries and Investor. To effect the transactions, Marshall & Ilsley will engage in a holding company merger whereby Montana Merger Sub Inc., a direct, wholly-owned subsidiary of New Metavante, will merge with and into Marshall & Ilsley with Marshall & Ilsley continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Metavante. Following the holding company merger, New Metavante will be a publicly-traded company. In connection with these transactions, Metavante will repay all outstanding intercompany debt that it owes to Marshall & Ilsley (currently approximately $982 million), New Metavante or its subsidiaries will incur $1.75 billion in new indebtedness, and New Metavante will contribute $1.665 billion (including $625 million from the equity investment of Investor) to New Marshall & Ilsley.

As a result of the holding company merger and the related transactions, for every three shares of Marshall & Ilsley common stock that you hold you will receive three shares of New Marshall & Ilsley common stock and one share of New Metavante common stock. New Metavante will issue approximately 86,372,960 shares of New Metavante common stock to holders of record of Marshall & Ilsley common stock based on the number of outstanding shares of Marshall & Ilsley common stock as of May 1, 2007. Fractional shares of New Metavante will not be issued in connection with the holding company merger. Holders of shares of common stock of Marshall & Ilsley that would otherwise be entitled to receive fractional shares of New Metavante common stock resulting from the holding company merger will be paid cash in lieu of such fractional shares (and therefore will not receive shares of New Marshall & Ilsley common stock in respect of such fractional shares) in an amount equal to the value of such fractional shares based on the last sale price, or the closing bid price if no sale occurred, of Marshall & Ilsley common stock on the last business day prior to the closing of the transactions.

Marshall & Ilsley is holding a special meeting of its shareholders at [•] Milwaukee, Wisconsin, on [•], [•], 2007 at [•] a.m., local time, at which Marshall & Ilsley will ask its shareholders to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance. The Board of Directors of Marshall &

Ilsley recommends that Marshall & Ilsley shareholders vote “FOR” the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, and “FOR” the proposal to approve any adjournments of the special meeting for the purpose of soliciting additional proxies or for any other purpose.

There is currently no market for the New Marshall & Ilsley common stock or the New Metavante common stock. It is a condition to completion of the transactions that each of the New Marshall & Ilsley common stock and the New Metavante common stock be approved for listing on the New York Stock Exchange, subject to official notice of issuance. New Marshall & Ilsley intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under Marshall & Ilsley’s present symbol of “MI” and New Metavante intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under the symbol “MV.” On April 2, 2007, the last trading day before public speculation with regard to the transactions was reported in various publications, and on April 3, 2007, the last trading day before the announcement of the execution of the investment agreement, the last reported sales prices of Marshall & Ilsley common stock as reported on the New York Stock Exchange Composite Tape were $45.86 and $49.83, respectively.

For a discussion of the material United States federal income tax consequences of the transactions, see “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions” beginning on page [•] of the accompanying proxy statement/prospectus-information statement.

Your vote is very important. We cannot hold the special meeting of shareholders unless holders of a majority of the outstanding shares of Marshall & Ilsley common stock are present in person or by proxy. We cannot complete the transactions unless Marshall & Ilsley shareholders approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, by the affirmative vote of a majority of the outstanding shares of Marshall & Ilsley common stock. Any adjournments by vote of shareholders of the special meeting for the purpose of soliciting additional proxies or for any other purpose must be approved by the affirmative vote of a majority of the shares represented at the special meeting. Therefore, whether or not you expect to attend the special meeting in person, you are urged to vote by completing and returning the accompanying proxy in the enclosed envelope, by a telephone vote or by voting electronically via the Internet. Instructions for telephonic voting and electronic voting via the Internet are contained in the accompanying proxy statement/prospectus—information statement.

The accompanying proxy statement/prospectus—information statement explains the transactions and provides specific information concerning the special meeting. Please review this document carefully.

You should carefully consider the matters discussed under “ Risk Factors” beginning on page [•] of the accompanying proxy statement/prospectus—information statement before voting.

On behalf of the Board of Directors of Marshall & Ilsley, I thank you for your support and appreciate your consideration of this important matter.

DENNIS J. KUESTER, Chairman of the Board

[•], 2007

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transactions, including the holding company merger, the New Metavante share issuance or any other transaction described in the accompanying proxy statement/prospectus—information statement or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus—information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus—information statement is dated [•], 2007, and is first being mailed to Marshall & Ilsley shareholders on or about [•], 2007.

ADDITIONAL INFORMATION

This document, which is sometimes referred to as this proxy statement/prospectus—information statement, constitutes a proxy statement of Marshall & Ilsley with respect to the solicitation of proxies by Marshall & Ilsley for the Marshall & Ilsley special meeting described herein, a prospectus of New Metavante for the shares of New Metavante common stock that New Metavante will issue to Marshall & Ilsley shareholders in the holding company merger and an information statement of New Metavante relating to the distribution of shares of New Marshall & Ilsley to holders of New Metavante common stock. As permitted under the rules of the Securities and Exchange Commission, which we refer to as the “SEC,” this proxy statement/prospectus—information statement incorporates important business and financial information about Marshall & Ilsley that is contained in documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus—information statement. You may obtain copies of these documents, without charge, from the web site maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” beginning on page [•]. You also may obtain copies of these documents, without charge, from Marshall & Ilsley by writing or calling:

Shareholder Relations

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7700

You may also obtain documents incorporated by reference into this proxy statement/prospectus—information statement by requesting them in writing or by telephone from the proxy solicitor for the transactions, at the following address and telephone number:

Morrow & Co., Inc.

470 West Avenue

Stamford, CT 06902

(800) 607-0088

To receive timely delivery of requested documents in advance of the Marshall & Ilsley special meeting, you should make your request no later than [•], 2007.

VOTING BY TELEPHONE, OVER THE INTERNET OR BY MAIL

Marshall & Ilsley shareholders of record as of the record date for the Marshall & Ilsley special meeting may submit their proxies:

•	by telephone, by calling the toll-free number (866) 894-0537 in the United States or Canada on a touch-tone phone and following the recorded instructions;

•	by accessing the Internet website at http://www.continentalstock.com and following the instructions on the website; or

•	by mail, by completing the enclosed proxy card, signing and dating the proxy card and returning the proxy card in the enclosed, postage-paid envelope that accompanied that proxy card.

If your shares of Marshall & Ilsley common stock are held in “street name” (through a broker, bank or other nominee), you may receive a separate voting instruction with this proxy statement/prospectus—information statement, or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the Internet or telephonically, or what is required to vote your shares in person at the special meeting.

MARSHALL & ILSLEY CORPORATION

770 North Water Street

Milwaukee, Wisconsin 53202

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

[•], 2007

TO THE SHAREHOLDERS OF MARSHALL & ILSLEY CORPORATION:

A special meeting of shareholders of Marshall & Ilsley Corporation will be held on [•], 2007 at [•] Milwaukee, Wisconsin at [•] a.m., local time. The special meeting is being held for the following purposes:

(1) to consider and vote upon a proposal to approve and adopt the investment agreement, dated as of April 3, 2007, among Marshall & Ilsley, Metavante Corporation, currently a wholly-owned subsidiary of Marshall & Ilsley, Metavante Holding Company (“New Metavante”), currently a wholly-owned subsidiary of Marshall & Ilsley, Montana Merger Sub Inc. (“Merger Sub”), currently a wholly-owned subsidiary of New Metavante, and WPM, L.P. (“Investor”), a limited partnership organized by Warburg Pincus Private Equity IX, L.P., a global private equity investment fund managed by Warburg Pincus LLC, and approve and adopt the transactions contemplated by the investment agreement, including the merger of Merger Sub with and into Marshall & Ilsley with Marshall & Ilsley continuing as the surviving corporation (the “holding company merger”) and the issuance of shares of New Metavante Class A common stock to Investor (the “New Metavante share issuance”);

(2) to consider and vote on a proposal to approve any adjournments of the special meeting for the purpose of soliciting additional proxies if there are not sufficient votes at the special meeting to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, and any adjournments of the special meeting for any other purpose; and

(3) to consider any other business that properly comes before the special meeting or any adjournments or postponements of the special meeting.

Shareholders of record at the close of business on [•], 2007, the record date for the special meeting, are entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. As of the record date for the special meeting, there were [•] shares of Marshall & Ilsley common stock outstanding.

The investment agreement and certain of the other transaction agreements, and the transactions contemplated by those agreements, including the holding company merger and the New Metavante share issuance, are described more fully in the accompanying proxy statement/prospectus—information statement, and we urge you to read it carefully. Marshall & Ilsley shareholders have no appraisal rights under Wisconsin law in connection with the transactions contemplated by the investment agreement and the other transaction agreements.

The Marshall & Ilsley Board of Directors has unanimously adopted and approved the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, are advisable and in the best interests of Marshall & Ilsley and its shareholders and recommends that Marshall & Ilsley shareholders vote “FOR” the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, and “FOR” the proposal to approve any adjournments of the special meeting for the purpose of soliciting additional proxies or for any other purpose.

Holders of a majority of the outstanding shares must be present in person or by proxy in order for the meeting to be held. Therefore, whether or not you expect to attend the special meeting in person, you are urged to vote by completing and returning the accompanying proxy in the enclosed envelope, by a telephone vote or by voting electronically via the Internet. Instructions for telephonic voting and electronic voting via the Internet are contained in the accompanying proxy statement/prospectus—information statement. Any executed but unmarked proxy cards will be voted “FOR” the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, and “FOR” the proposal to approve any adjournments of the special meeting for the purpose of soliciting additional proxies. Marshall & Ilsley shareholders may revoke their proxy in the manner described in the accompanying proxy statement/prospectus—information statement before it has been voted at the special meeting.

If your shares of Marshall & Ilsley common stock are held in “street name” (through a broker, bank or other nominee), you may receive a separate voting instruction with this proxy statement/prospectus—information statement, or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the Internet or telephonically, or what is required to vote your shares in person at the special meeting.

We cannot complete the transactions unless our shareholders approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance by the affirmative vote of a majority of the outstanding shares of Marshall & Ilsley common stock. Whether or not you expect to attend the special meeting in person, you are urged to vote by completing and returning the accompanying proxy in the enclosed envelope, by voting telephonically or by voting electronically via the Internet as described in the accompanying proxy statement/prospectus—information statement.

Any adjournments of the special meeting by vote of shareholders for the purpose of soliciting additional proxies or for any other purpose must be approved by the affirmative vote of a majority of the shares represented at the special meeting.

Failure to respond will have the same effect as voting against the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement unless you attend and vote “FOR” such proposal at the special meeting of shareholders.

GINA M. MCBRIDE, Vice President

and Corporate Secretary

[•], 2007

i

Operational Risk Management	138
Recent Acquisition Activity	138
Acquisitions Completed in 2006	139
Principal Sources of Revenue	139
Competition	140
Legal Proceedings	140
Employees	140
Supervision and Regulation	140
Properties	141

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF MARSHALL & ILSLEY (ACCOUNTING PREDECESSOR OF NEW MARSHALL & ILSLEY)	143

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MARSHALL & ILSLEY (ACCOUNTING PREDECESSOR TO NEW MARSHALL & ILSLEY)	146
Overview	146
Recently Completed Acquisitions	149
Significant Transactions	150
Net Interest Income	152
Average Balance Sheets and Analysis of Net Interest Income	164
Analysis of Changes in Interest Income and Interest Expense	165
Summary of Loan and Lease Loss Experience and Credit Quality	166
Other Income	172
Other Expense	176
Income Tax Provision	180
Reconciliation of Non-GAAP to GAAP Results	181
Liquidity and Capital Resources	181
Contractual Obligations	188
Off-Balance Sheet Arrangements	189
Critical Accounting Policies	190
New Accounting Pronouncements	200
Quantitative and Qualitative Disclosures About Market Risk	200

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NEW MARSHALL & ILSLEY	204

MANAGEMENT OF NEW MARSHALL & ILSLEY	215
Directors and Executive Officers	215
Corporate Governance Matters	222
Corporate Governance Documents	223
Annual Meeting	224
Committees of the Board of Directors	224

COMPENSATION OF EXECUTIVE OFFICERS OF NEW MARSHALL & ILSLEY	227
Compensation Discussion and Analysis	227
Historical Compensation of Executive Officers	235
Potential Payments Upon Termination or Change of Control	244

RELATED PARTY TRANSACTIONS OF NEW MARSHALL & ILSLEY	247
OWNERSHIP OF COMMON STOCK OF NEW MARSHALL & ILSLEY	250

v

SUMMARY

This summary highlights selected information from this proxy statement/prospectus—information statement and may not contain all of the information that is important to you. For a more complete description of the terms of the investment agreement, the other transaction agreements and the transactions contemplated thereby, you should carefully read this entire proxy statement/prospectus—information statement and the other documents to which we refer you, including in particular the copies of the investment agreement, the separation agreement, the tax allocation agreement and the forms of the shareholders agreement and the stock purchase right agreement that are attached to this proxy statement/prospectus—information statement as Annexes A, B, C, D and E, respectively. See “Where You Can Find More Information” beginning on page [•].

This proxy statement/prospectus—information statement is:

•	a prospectus of Metavante Holding Company relating to the issuance of shares of Metavante Holding Company common stock in connection with the holding company merger (as described herein);

•	a proxy statement of Marshall & Ilsley Corporation for use in the solicitation of proxies for Marshall & Ilsley Corporation’s special meeting; and

•

an information statement of Metavante Holding Company relating to the distribution of shares of New M&I Corporation (to be renamed Marshall & Ilsley Corporation) common stock to holders of Metavante Holding Company common stock (other than the Metavante Holding Company Class A common stock to be issued to WPM, L.P., a limited partnership organized by Warburg Pincus Private Equity IX, L.P., a private equity fund managed by Warburg Pincus LLC).

All information contained or incorporated by reference in this prospectus statement/prospectus—information statement about Marshall & Ilsley Corporation and New M&I Corporation has been provided by Marshall & Ilsley Corporation and all information contained or incorporated by reference in this proxy statement/prospectus—information statement about Metavante Corporation and Metavante Holding Company has been provided by Metavante Corporation.

The Business Entities (see pages [•] and [•])

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7700

(www.micorp.com)

Marshall & Ilsley Corporation (NYSE: MI), a Wisconsin corporation, is a diversified financial services corporation headquartered in Milwaukee, Wisconsin with $56.5 billion in assets. Founded in 1847, M&I Marshall & Ilsley Bank is the largest Wisconsin-based bank, with 193 offices throughout the state. In addition, Marshall & Ilsley has 47 locations throughout Arizona; 30 offices along Florida’s west coast and central Florida; 17 offices in Kansas City and nearby communities; 18 offices in metropolitan Minneapolis/St. Paul, and one in Duluth, Minnesota; three offices in Tulsa, Oklahoma; and one office in Las Vegas, Nevada. Marshall & Ilsley’s Southwest Bank subsidiary has 16 offices in the greater St. Louis area. Marshall & Ilsley also provides trust and investment management, equipment leasing, mortgage banking, asset-based lending, financial planning, investments, and insurance services from offices throughout the country and on the Internet (www.mibank.com or www.micorp.com). Marshall & Ilsley’s customer-based approach, internal growth, and strategic acquisitions have made Marshall & Ilsley a nationally recognized leader in the financial services industry.

We refer to the business of Marshall & Ilsley, excluding Metavante’s business, as “Marshall & Ilsley’s banking business”. As described below, following completion of the transactions described herein, Marshall & Ilsley will continue to own and operate Marshall & Ilsley’s banking business, but will be a subsidiary of a new publicly-traded company, New M&I Corporation, which will change its name to “Marshall & Ilsley Corporation.”

Metavante Corporation

4900 West Brown Deer Road

Milwaukee, Wisconsin 53223

(414) 357-2290

(www.metavante.com)

Metavante Corporation, a Wisconsin corporation, delivers banking and payments technologies to over 8,600 financial services firms and businesses worldwide. Metavante’s integrated products and services drive account processing for deposit, loan and trust systems, image-based and conventional check processing, lockbox services, electronic funds transfer, consumer healthcare payments, electronic presentment and payment, government and merchant processing and business transformation services. Headquartered in Milwaukee, Metavante is currently a wholly-owned subsidiary of Marshall & Ilsley. We refer to Metavante Corporation as “Metavante” in this proxy statement/prospectus—information statement.

As described below, following completion of the transactions, Metavante will be a direct, wholly-owned subsidiary of a new publicly-traded company, Metavante Holding Company (which is described below), and will continue to operate Metavante’s business directly or through its subsidiaries.

References in this proxy statement/prospectus—information statement to Metavante’s historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of Metavante as a wholly-owned subsidiary of Marshall & Ilsley prior to the transactions. Metavante’s historical financial results as part of Marshall & Ilsley contained herein do not reflect what its financial results would have been had it been operated as a subsidiary of New Metavante during the periods presented.

New M&I Corporation

c/o Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7700

New M&I Corporation, a Wisconsin corporation and a direct, wholly-owned subsidiary of New Metavante, was formed by New Metavante for the purpose of completing the transactions. Following completion of the transactions, New M&I Corporation will be a separate, publicly-traded company that will own the equity of the companies that own and operate Marshall & Ilsley’s banking business. In connection with the completion of the transactions, the name of New M&I Corporation will be changed to “Marshall & Ilsley Corporation.” We refer to New M&I Corporation as “New Marshall & Ilsley” in this proxy statement/prospectus-information statement.

References in this proxy statement/prospectus—information statement to New Marshall & Ilsley’s historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of Marshall & Ilsley’s banking business prior to the transactions. The historical financial results of New Marshall & Ilsley contained in this proxy statement/prospectus—information statement do not reflect what its financial results would have been had it been operated as a stand-alone company during the periods presented.

Metavante Holding Company

c/o Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7700

Metavante Holding Company, a Wisconsin corporation and currently a direct, wholly-owned subsidiary of Marshall & Ilsley, was formed by Marshall & Ilsley in March 2007 for the purpose of completing the transactions.

Following completion of the transactions, New Metavante will be a separate, publicly-traded company that will own Metavante. In connection with the completion of the transactions, the name of Metavante Holding Company will be changed to Metavante Technologies, Inc. We refer to Metavante Holding Company as “New Metavante” in this proxy statement/prospectus-information statement.

References in this proxy statement/prospectus—information statement to New Metavante’s historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of Metavante as a wholly-owned subsidiary of Marshall & Ilsley prior to the transactions.

Montana Merger Sub Inc.

c/o Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7700

Montana Merger Sub Inc., a Wisconsin corporation and a direct, wholly-owned subsidiary of New Metavante, was formed by New Metavante for the purpose of effecting the holding company merger. We refer to Montana Merger Sub Inc. as “Merger Sub” in this proxy statement/prospectus-information statement.

WPM, L.P.

c/o Warburg Pincus & Co.

466 Lexington Avenue

New York, New York 10017

WPM, L.P. is a Delaware limited partnership organized by Warburg Pincus Private Equity IX, L.P., a global private equity investment fund managed by Warburg Pincus LLC. We refer to WPM, L.P. as “Investor” in this proxy statement/prospectus-information statement.

Warburg Pincus Private Equity IX, L.P.

c/o Warburg Pincus & Co.

466 Lexington Avenue

New York, New York 10017

Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership, is a global private equity investment fund managed by Warburg Pincus LLC and is an affiliate of Investor. Under the investment agreement, Investor may, under certain circumstances, assign its rights under the investment agreement to Warburg Pincus Private Equity IX, L.P. or one or more successor funds each of which is controlled by Warburg Pincus LLC and/or Warburg Pincus & Co. (or a controlled affiliate of one of such entities) and is managed by Warburg Pincus LLC or its affiliates. References in this proxy statement/prospectus—information statement to the equity investment by Investor include any investment by a fund resulting from Investor’s permitted assignment under the investment agreement.

Warburg Pincus LLC has been a leading private equity investor since 1971. The firm currently has approximately $20 billion of assets under management and invests in a range of sectors including financial services, consumer and retail, industrial, business services, healthcare, energy, real estate and technology, media and telecommunications. Warburg Pincus has raised 12 private equity investment funds which have invested more than $25 billion in approximately 550 companies in 30 countries. The firm has invested more than $12 billion in technology, media and telecommunications as well as financial services companies, including investments in Avaya, Bharti Televentures, Fortent, easycash, Mellon Financial, Yodlee, NeuStar, BEA Systems and WNS Global Services. An experienced partner to entrepreneurs seeking to create and build durable companies with sustainable value, the firm has nine global offices and an active portfolio of more than 100 companies. Warburg Pincus’ website is www.warburgpincus.com.

The website addresses referred to in this proxy statement/prospectus–information statement are for information only and are not intended to incorporate any information into this proxy statement/prospectus–information statement.

The Transactions (see page [•])

On April 3, 2007, Marshall & Ilsley, Merger Sub, Metavante, New Metavante and Investor entered into the investment agreement pursuant to which, among other things:

•

Marshall & Ilsley will separate into two publicly-traded companies: New Marshall & Ilsley, which will own and operate Marshall & Ilsley’s banking business, the issued and outstanding common stock of which will be owned 100% by the Marshall & Ilsley shareholders, and New Metavante, which will own and operate Metavante’s business, 75% of the issued and outstanding common stock of which will be owned by Marshall & Ilsley shareholders and the remaining 25% will be owned by Investor;

•

Marshall & Ilsley’s shareholders will receive three shares of New Marshall & Ilsley common stock and one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock held;

•	Investor will invest $625 million in New Metavante for an equity interest representing 25% of New Metavante common stock;

•	New Metavante and/or one or more of its subsidiaries will incur approximately $1.75 billion of indebtedness;

•

Metavante will pay off certain intercompany indebtedness plus accrued and unpaid interest owed to Marshall & Ilsley (the amount currently owed is approximately $982 million) and distribute $1.040 billion of cash to New Metavante; and

•

New Metavante will contribute to New Marshall & Ilsley $1.665 billion in cash (which includes the $625 million of proceeds from the investment by Investor and the $1.040 billion distribution of cash from Metavante).

To accomplish the results described above, on the terms and subject to the conditions set forth in the investment agreement, the separation agreement, the tax allocation agreement and the employee matters agreement described below, the parties will engage in a number of transactions including:

•	Holding Company Merger. A holding company merger by which Merger Sub will merge with and into Marshall & Ilsley with Marshall & Ilsley continuing as the surviving corporation and as a direct,

wholly-owned subsidiary of New Metavante. As a result of the holding company merger, shares of Marshall & Ilsley common stock will automatically convert into shares of New Metavante and New Metavante will become a publicly-traded company.

•

Internal Business Transfers. The reorganization of the corporate structures of Marshall & Ilsley and New Metavante by means of transfers of the equity interests of certain of their subsidiaries so that Marshall & Ilsley’s banking business will be held by New Marshall & Ilsley and its subsidiaries and Metavante’s business will be held by Metavante and its subsidiaries and each of New Marshall & Ilsley and Metavante will be a direct, wholly-owned subsidiary of New Metavante.

•

Investor’s Acquisition of New Metavante Shares. The payment by Investor to New Metavante of $625 million in exchange for (i) newly issued shares of Class A common stock of New Metavante that will convert automatically into shares of common stock of New Metavante at 12:01 a.m. Eastern Standard Time on the first day following the closing date, which shares will represent 25% of the outstanding common stock of New Metavante and (ii) a stock purchase right to acquire additional shares of New Metavante common stock under certain circumstances in order to maintain Investor’s ownership of 25% of the outstanding common stock of New Metavante. We refer to the issuance of the shares of New Metavante Class A common stock to Investor as the “New Metavante share issuance.”

•

Debt Financing. The incurrence by New Metavante and/or one or more of its subsidiaries of approximately $1.75 billion of indebtedness pursuant to a term loan facility which is expected to be provided pursuant to and in accordance with the terms and conditions contained in a commitment letter from J.P. Morgan Securities Inc., which we refer to herein as JPMorgan, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc., Lehman Brothers Inc., and Robert W. Baird & Co. Incorporated, and certain of their respective affiliates.

•

Repayment of Intercompany Debt; Contribution to New Marshall & Ilsley. The repayment by Metavante of certain intercompany indebtedness plus accrued and unpaid interest owed to Marshall & Ilsley (the amount currently owed is approximately $982 million) and the contribution to New Marshall & Ilsley by New Metavante of $1.665 billion in cash (which includes the $625 million of proceeds from the sale of the New Metavante common stock to Investor and the $1.040 billion dividend of cash from Metavante).

•

Share Distribution. The distribution by New Metavante to the holders of shares of New Metavante common stock (other than the New Metavante Class A common stock) as of the record date established therefor of shares of New Marshall & Ilsley common stock (holders of shares of New Metavante common stock will also retain such shares).

See “—Questions and Answers About the Transactions” beginning on page [•] for a discussion of how you will receive your shares of New Marshall & Ilsley common stock and New Metavante common stock.

As a result of the completion of the transactions contemplated by the investment agreement,

•

each holder of Marshall & Ilsley common stock as of the effective time of the holding company merger will have received three shares of New Marshall & Ilsley common stock and one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock held of record;

•	Investor will have received shares of New Metavante common stock that represent 25% of the shares of New Metavante common stock; and

•

each holder of Marshall & Ilsley common stock as of the effective time of the holding company merger that would otherwise be entitled to receive fractional shares of New Metavante common stock resulting from the holding company merger will receive cash in lieu of such fractional shares (and therefore will not receive shares of New Marshall & Ilsley common stock in respect of such fractional shares).

The shares of New Marshall & Ilsley common stock to be issued to the holders of Marshall & Ilsley common stock will represent 100% of the outstanding shares of New Marshall & Ilsley common stock and the shares of New Metavante common stock to be issued to the holders of Marshall & Ilsley common stock will represent 75% of the shares of New Metavante common stock outstanding upon completion of the transactions.

See “The Investment Agreement” and “The Separation Agreement” beginning on pages [•] and [•], respectively. The investment agreement is attached as Annex A to this proxy statement/prospectus—information statement, and the separation agreement is attached as Annex B to this proxy statement/prospectus—information statement and each of them is incorporated by reference into this proxy statement/prospectus—information statement. When we refer to the investment agreement and the separation agreement, we mean such agreements as amended or supplemented from time to time. We urge you to read the investment agreement and the separation agreement carefully to understand the rights and obligations of the parties with respect to the transactions, as they are the principal legal documents that govern the transactions.

There are Additional Agreements that Govern Matters Relating to Effecting the Transactions and the Relationship of New Marshall & Ilsley and New Metavante and New Metavante and Investor after the Transactions (see page [•])

In addition to the investment agreement and separation agreement, Marshall & Ilsley, New Marshall & Ilsley, Metavante and New Metavante have entered into various agreements that will govern the New Marshall & Ilsley share distribution and various interim and ongoing relationships among them, including, among others:

•	a tax allocation agreement; and

•	an employee matters agreement.

You should read the tax allocation agreement, which is described in this proxy statement/prospectus—information statement under “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution—Tax Allocation Agreement” and is attached as Annex C to this proxy statement/prospectus—information statement and incorporated by reference into this proxy statement/prospectus—information statement and the employee matters agreement, which is described in this proxy statement/prospectus—information statement under “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution—Employee Matters Agreement,” and is filed as an exhibit to the registration statement of which this proxy statement/prospectus—information statement is a part and is incorporated by reference into this proxy statement/prospectus—information statement. When we refer to the tax allocation agreement and the employee matters agreement, we mean such agreements as amended or supplemented from time to time.

In addition to the employee matters agreement and the tax allocation agreement, the Marshall & Ilsley parties and the Metavante parties have entered into, or will enter into prior to the closing of the transactions, agreements providing for the provision of certain services following the closing of the transactions. These agreements relate to, among other things, certain administrative, trust, technology outsourcing, leasing, marketing and other similar services.

In addition to the investment agreement, New Metavante and Investor will enter into various agreements that will govern ongoing relationships between them, including:

•	a shareholders agreement; and

•	a stock purchase right agreement.

You should read about the shareholders agreement and the stock purchase right agreement, each of which is described in this proxy statement/prospectus—information statement under “Additional Agreements Relating to the Transactions—Shareholders Agreement,” and “Additional Agreements Relating to the Transactions—Stock Purchase Right Agreement,” respectively. The shareholders agreement and the stock purchase right agreement will be in substantially the forms attached hereto as Annex D and Annex E, respectively, to this proxy statement/prospectus—information statement, such forms are hereby incorporated by reference into this proxy statement/prospectus—information statement. When we refer to the shareholders agreement and the stock purchase right agreement, we mean such agreements in substantially the form attached hereto and as amended or supplemented from time to time.

Marshall & Ilsley Expects to Continue its Stated Dividend Policy of Paying a Regular Quarterly Dividend of $0.31 per Share Until Completion of the Transactions; Following Completion of the Transactions, New Marshall & Ilsley Expects to Pay a Regular Quarterly Dividend and New Metavante Does Not Expect to Pay a Regular Quarterly Dividend (see page [•])

Marshall & Ilsley expects to continue to pay regular quarterly dividends to shareholders of $0.31 per share in accordance with its previously announced dividend policy until the completion of the transactions. Following completion of the transactions, New Marshall & Ilsley expects to continue to pay regular quarterly dividends to shareholders of $0.31 per share in accordance with Marshall & Ilsley’s previously announced dividend policy; the declaration and amount of any such future dividends, however, will be determined by New Marshall & Ilsley’s board of directors and will depend on New Marshall & Ilsley’s earnings after the completion of the transactions and any other factors that the board of directors of New Marshall & Ilsley, which we refer to herein as the Marshall & Ilsley Board, believes are relevant.

New Metavante expects that following completion of the transactions, it will not pay a regular quarterly dividend.

No Taxable Gain or Loss Will Generally Be Recognized by Marshall & Ilsley Shareholders or by New Metavante as a Result of the Holding Company Merger and the New Marshall & Ilsley Share Distribution Assuming the Holding Company Merger and the New Marshall & Ilsley Share Distribution Constitute Tax Free Transactions Under the Internal Revenue Code (see page [•])

The obligations of Investor, Marshall & Ilsley, Metavante and New Metavante to effect the transactions under the investment agreement are conditioned upon the receipt of (i) a private letter ruling from the Internal Revenue Service to the effect that (a) the holding company merger and the Marshall & Ilsley LLC conversion (as described under “The Transactions—Description of the Transactions—Timing and Structure of the Transactions” beginning on page [•]) qualify as a reorganization under Section 368(a) of the Internal Revenue Code and (b) the Marshall & Ilsley contribution (as described under “The Transactions—Description of the Transactions—Timing and Structure of the Transactions” beginning on page [•]) and the New Marshall & Ilsley share distribution qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Internal Revenue Code and (ii) with respect to certain requirements for tax-free treatment under Section 355 of the Internal Revenue Code on which the Internal Revenue Service will not rule, an opinion of Sidley Austin LLP, which we refer to as “Sidley Austin”, counsel to Marshall & Ilsley (or another law firm of national standing), to the effect that such requirements will be satisfied. None of Investor, Marshall & Ilsley, Metavante or New Metavante intends to waive these conditions.

Assuming that the transactions qualify under the provisions of the Internal Revenue Code described above, then, for federal income tax purposes:

•

no gain or loss will be recognized by a Marshall & Ilsley shareholder as the result of the receipt of New Metavante common stock in the holding company merger (except with respect to cash received in lieu of fractional shares);

•	no gain or loss will be recognized by a New Metavante shareholder as the result of the receipt of New Marshall & Ilsley common stock pursuant to the New Marshall & Ilsley share distribution; and

•	no gain or loss generally will be recognized by New Metavante as the result of the holding company merger or the New Marshall & Ilsley share distribution.

For a more detailed description of the material U.S. federal income tax consequences of the transactions contemplated by the investment agreement, see “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions” beginning on page [•].

Due to Variances Between the Articles of Incorporation and Other Corporate Documents of Marshall & Ilsley, New Marshall & Ilsley and New Metavante, Differences Exist Between the Rights of Marshall & Ilsley Shareholders, New Marshall & Ilsley Shareholders and New Metavante Shareholders (see page [•])

The rights of Marshall & Ilsley shareholders under Marshall & Ilsley’s corporate documents prior to the transactions will be different from the rights of New Metavante shareholders and New Marshall & Ilsley shareholders under their respective corporate documents following the transactions.

The Composition of the Board of Directors of New Metavante as of the Closing Will Be Determined Pursuant to the Investment Agreement and the Shareholders Agreement (see pages [•] and [•])

The investment agreement and the shareholders agreement provide that upon completion of the transactions, the New Metavante board of directors will consist of 11 individuals, including (i) three directors designated by Investor, (ii) two directors who shall be officers of Metavante, one of whom shall be the President and Chief Executive Officer of Metavante and one of whom shall be the Senior Executive Vice President and Chief Operating Officer of Metavante, (iii) one director who shall be designated by Marshall & Ilsley and shall initially be Dennis J. Kuester and (iv) five additional directors selected by Marshall & Ilsley after consulting with the President and Chief Executive Officer of Metavante and with the consent of Investor (which consent will not be unreasonably withheld or delayed), each of whom shall qualify as independent of Metavante under the rules of the New York Stock Exchange and one of whom shall be a director of Marshall & Ilsley, who will be Ted D. Kellner.

The shareholders agreement provides that the Chairman of the Board of New Metavante will be Dennis J. Kuester for a period of one year from the closing and that if Dennis J. Kuester is unable to serve during such one-year period, or after such one-year period, Frank R. Martire will, subject to the approval of the board of directors of New Metavante, succeed Dennis J. Kuester as Chairman of the Board of New Metavante.

The investment agreement provides that the President and Chief Executive Officer of New Metavante upon completion of the transactions will be Frank R. Martire.

Prior to the closing, New Metavante will adopt the New Metavante restated articles of incorporation and amended and restated by-laws, and New Metavante and Investor will enter into the shareholders agreement. These documents include, among other things, governance provisions which will permit Investor to designate a specified number of individuals for nomination to the New Metavante board of directors, so long as the shares of New Metavante common stock owned by Investor and certain of its affiliates in the aggregate equals or exceeds certain specified percentages of the outstanding shares of New Metavante common stock or values.

Completion of the Transactions Is Subject to the Satisfaction or Waiver of a Number of Conditions (see pages [•] and [•])

The obligation of each party to the investment agreement to complete the transactions under the investment agreement that are to occur on the closing date is subject to the satisfaction or waiver of specified conditions set forth in the investment agreement, including, among others:

•

the approval and adoption of the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, by Marshall & Ilsley shareholders;

•

receipt by New Metavante of a favorable Internal Revenue Service ruling to the effect that (a) the holding company merger and the Marshall & Ilsley LLC conversion qualify as a reorganization under Section 368(a) of the Internal Revenue Code and (b) the Marshall & Ilsley contribution and the New Marshall & Ilsley share distribution qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Internal Revenue Code;

•

receipt by Marshall & Ilsley and New Metavante of an opinion of Sidley Austin, counsel to Marshall & Ilsley (or another law firm of national standing), to the effect that certain requirements for tax-free treatment under Section 355 of the Internal Revenue Code on which the Internal Revenue Service will not rule will be satisfied;

•	the approval of state and federal banking authorities as set forth in the investment agreement;

•

the receipt by the boards of directors or similar bodies of Marshall & Ilsley, New Metavante and Metavante of certain capital adequacy and solvency opinions from American Appraisal Associates, Inc.; and

•	other conditions set forth in the investment agreement.

How the Investment Agreement May Be Terminated by Marshall & Ilsley or Investor (see page [•])

Termination by Marshall & Ilsley or Investor

As described under “The Investment Agreement—Termination of the Investment Agreement,” either Marshall & Ilsley or Investor may terminate the investment agreement at any time prior to the closing if:

•	Marshall & Ilsley and Investor agree to terminate the agreement by mutual written consent;

•

the transactions have not been completed by April 4, 2008, provided that this right to terminate is not available to any party that has breached in any material respect any of its obligations under the investment agreement that have been the cause of, or resulted in, the transactions not being completed by April 4, 2008;

•

any court or governmental entity shall have issued an order, decree or ruling or taken any other action (which action the terminating party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with the investment agreement) permanently restraining, enjoining or otherwise prohibiting the transactions, and such order, decree, ruling or other action shall have become final and nonappealable; or

•	the Marshall & Ilsley shareholders fail to approve and adopt the investment agreement and the transactions contemplated by the investment agreement at the Marshall & Ilsley special meeting.

Termination by Marshall & Ilsley

As described under “The Investment Agreement—Termination of the Investment Agreement,” Marshall & Ilsley also may terminate the investment agreement at any time prior to the closing if:

•

Investor has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the investment agreement, such that the closing conditions are not capable of being satisfied on or before April 4, 2008;

•

the Marshall & Ilsley Board authorizes Marshall & Ilsley to enter into a Marshall & Ilsley acquisition agreement (as defined in the section referred to below) and Marshall & Ilsley has paid to Investor the termination fee in accordance with the terms of the investment agreement (as described under “The Investment Agreement—Covenants—Shareholders Meeting; No Solicitation of Acquisition Proposals; Recommendation of Marshall & Ilsley Board”); or

•

(x) the Marshall & Ilsley Board makes a change in recommendation in accordance with the terms of the investment agreement, (y) Investor has not delivered a force the Marshall & Ilsley vote notice (as defined in the section referred to below) that remains in effect and the 15 business day period for delivery of a force the Marshall & Ilsley vote notice has elapsed, in each case pursuant to and in accordance with the terms of the investment agreement, and (z) Marshall & Ilsley has paid to Investor the termination fee in accordance with the terms of the investment agreement (in each case as described under “The Investment Agreement—Covenants—Shareholders Meeting; No Solicitation of Acquisition Proposals; Recommendation of Marshall & Ilsley Board”).

Termination by Investor

As described under “The Investment Agreement—Termination of the Investment Agreement,” Investor also may terminate the investment agreement at any time prior to the closing if:

•

Marshall & Ilsley, Metavante or New Metavante has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the investment agreement, such that the closing conditions are not capable of being satisfied on or before April 4, 2008;

•

(i) (A) the Marshall & Ilsley Board shall have failed to recommend the investment agreement and the transactions to its shareholders or (B) the Marshall & Ilsley Board or a committee thereof shall have made a change in recommendation (or publicly announced its intention to take any such action referred to in clause (A) or (B)) and (ii) Investor has not delivered a force the Marshall & Ilsley vote notice that remains in effect in accordance with the terms of the investment agreement (as described under “The Investment Agreement—Covenants—Shareholders Meeting; No Solicitation of Acquisition Proposals; Recommendation of Marshall & Ilsley Board”); or

•	Marshall & Ilsley shall have breached its obligations to call and hold the special meeting of its shareholders in accordance with the terms of the investment agreement.

Termination Fees May Be Payable Under Some Circumstances (see page [•])

As described under “The Investment Agreement—Effect of Termination; Termination Fees,” Marshall & Ilsley has, subject to certain specified conditions, agreed to pay Investor a termination fee of:

•

$75 million if the investment agreement is terminated in specified circumstances involving, among other things, the Marshall & Ilsley Board authorizing Marshall & Ilsley to enter into a Marshall & Ilsley acquisition agreement, the failure of the Marshall & Ilsley Board to recommend to its shareholders that the shareholders approve and adopt the investment agreement and the transactions contemplated thereby, a change by the Marshall & Ilsley Board of its recommendation to the shareholders of Marshall & Ilsley of the investment agreement and the transactions contemplated thereby (subject to Investor not exercising its right to force the Marshall & Ilsley vote), the failure of Marshall & Ilsley to call and hold the special meeting of its shareholders or intentional breaches of the investment agreement by Marshall & Ilsley such that certain closing conditions are not capable of being satisfied before April 4, 2008; and

•

$20 million if either party terminates the investment agreement as a result of failure to obtain the necessary Marshall & Ilsley shareholder approval and an additional $55 million if a Marshall & Ilsley acquisition proposal or a Metavante acquisition proposal has been announced prior to the special meeting and Marshall & Ilsley enters into or consummates a competing transaction for Marshall & Ilsley or Metavante within 12 months after such termination.

As described under “The Investment Agreement—Effect of Termination; Termination Fees—Termination Fee to be Paid by Investor,” Investor has agreed to pay Marshall & Ilsley a termination fee of $75 million if under specified circumstances the investment agreement is terminated by Marshall & Ilsley as a result of intentional breaches of the investment agreement by Investor such that certain closing conditions are not capable of being satisfied on or before April 4, 2008.

Debt Financing (see page [•])

In connection with the transactions, New Metavante and/or one or more of its subsidiaries will incur approximately $1.75 billion of indebtedness pursuant to a term loan. New Metavante will use all or a substantial portion of the proceeds from the sale of the Class A common stock to Investor and the proceeds from debt incurred by New Metavante and/or one or more of its subsidiaries under the term loan in order to (i) repay certain intercompany indebtedness plus accrued and unpaid interest to the closing date owed by Metavante to Marshall & Ilsley (the amount currently owed is approximately $982 million), and (ii) contribute to New Marshall & Ilsley $1.665 billion in cash. In addition, New Metavante and/or one or more of its subsidiaries will enter into a revolving credit facility that will provide for borrowing of up to $250 million to provide funds after the closing date for working capital, capital expenditures and general corporate purposes. The term loan facility and the revolving credit facility are both expected to be provided pursuant to and in accordance with the terms and conditions contained in a commitment letter from JPMorgan, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc., Lehman Brothers Inc., and Robert W. Baird & Co. Incorporated, and certain of their respective affiliates.

Marshall & Ilsley Shareholder Approval Is a Condition to the Completion of the Transactions and Is Required to Adjourn the Special Meeting (see page [•])

Approval and adoption of the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, by the affirmative vote of a majority of the outstanding shares of Marshall & Ilsley common stock is a condition to completion of the transactions.

Any adjournments of the special meeting by vote of shareholders for the purpose of soliciting additional proxies or for any other purpose must be approved by the affirmative vote of a majority of the shares represented at the special meeting.

At the close of business on the Marshall & Ilsley special meeting record date, Marshall & Ilsley directors and executive officers as a group owned and were entitled to vote [•] shares of Marshall & Ilsley common stock, representing approximately [•]% of the outstanding voting power of Marshall & Ilsley common stock. All of the directors and executive officers of Marshall & Ilsley that are entitled to vote at the Marshall & Ilsley special meeting have indicated that they currently intend to vote their shares of Marshall & Ilsley common stock in favor of approving and adopting the investment agreement and the transactions contemplated by the investment agreement. See “The Marshall & Ilsley Special Meeting—Share Ownership of Management and Certain Shareholders” beginning on page [•].

The Marshall & Ilsley Board Recommends the Approval and Adoption of the Investment Agreement and the Transactions Contemplated by the Investment Agreement (see page [•])

The Marshall & Ilsley Board has unanimously approved and adopted the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, are advisable and in the best interests of Marshall & Ilsley and its shareholders and recommends that Marshall & Ilsley shareholders vote “FOR” the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance.

Marshall & Ilsley’s Reasons for the Transactions (see page [•])

In reaching its decision to approve and adopt the investment agreement and the transactions contemplated by the investment agreement and recommend that Marshall & Ilsley shareholders approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, the Marshall & Ilsley Board considered a variety of factors weighing in favor of the transactions, including, among others, the following:

•	the transactions are expected to allow both companies to grow faster by reducing capital constraints;

•

the financial terms of the investment agreement and other transaction agreements and the receipt by Marshall & Ilsley of cash in the amount of $1.665 billion from Investor’s investment in New Metavante, incremental borrowings of New Metavante and a dividend of available cash of Metavante;

•	other strategic alternatives were considered and analyzed;

•	the improved tangible capital position of Marshall & Ilsley;

•	participation of Marshall & Ilsley shareholders in the potential success of New Marshall & Ilsley and New Metavante;

•	the transactions will provide for a better alignment of employee incentive awards;

•	the potential for operational and strategic contributions that could arise through New Metavante being affiliated with Warburg Pincus;

•	the debt level of Metavante and its ability to pursue acquisitions;

•	the terms of the separation agreement and investment agreement;

•	the valuation letter of Marshall & Ilsley’s financial advisor; and

•	following the transactions New Marshall & Ilsley and New Metavante will maintain beneficial business relationships through contractual relationships.

For a more complete description of these factors and other factors considered by the Marshall & Ilsley Board, please see “The Transactions—Marshall & Ilsley’s Reasons for the Transactions; Recommendation of the Marshall & Ilsley Board.”

The Shareholders of Marshall & Ilsley, New Marshall & Ilsley and New Metavante Do Not Have Dissenters’ or Appraisal Rights in Connection with the Transactions (see page [•])

The shareholders of Marshall & Ilsley, New Metavante and New Marshall & Ilsley will not be entitled to exercise appraisal rights or to demand payment for their shares in connection with the transactions.

Valuation Letter of Financial Advisor to the Marshall & Ilsley Board (see page [•])

At a meeting of the Marshall & Ilsley Board held on April 3, 2007, JPMorgan orally provided the Marshall & Ilsley Board with its view, subsequently confirmed by delivery of a written valuation letter dated as of the same date, that as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the valuation letter, the range of enterprise values of Metavante was between $3.8 billion and $4.4 billion, which would imply a range of values between approximately $515 million and $665 million for the proportionate share of Metavante represented by the number of shares of common stock of New Metavante to be purchased by Investor under the investment agreement and the number of shares of common stock of New Metavante that Investor may purchase under the stock purchase right agreement (such proportionate share of Metavante, the “WPM Investment”).

The full text of the valuation letter of JPMorgan, dated April 3, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by JPMorgan in connection with its valuation, is attached to this proxy statement/prospectus—information statement as Annex F and is incorporated into this proxy statement/prospectus—information statement by reference. The summary of JPMorgan’s valuation letter included in this proxy statement/prospectus—information statement is qualified in its entirety by reference to the full text of such valuation letter. You are urged to read the valuation letter carefully and in its entirety. JPMorgan provided its valuation letter for the information and assistance of the Marshall & Ilsley Board in connection with its consideration of the transactions contemplated by the investment agreement and the other transaction agreements. The valuation letter addresses only the valuation of Metavante, on an enterprise value basis, and the implied value of the WPM Investment (as defined under “The Transactions—Valuation Letter of Financial Advisor to the Marshall & Ilsley Board”). The valuation letter does not constitute a recommendation to any shareholder of Marshall & Ilsley as to how such shareholder should vote at the special meeting with respect to the approval and adoption of the investment agreement and the transactions contemplated by the investment agreement and the other transaction agreements or any other matter and should not be relied upon by any shareholder as such.

Marshall & Ilsley Executive Officers and Directors May Have Interests in the Transactions that Are Different from, or in Addition to, the Interests of Marshall & Ilsley Shareholders Generally (see pages [•] and [•])

In considering the recommendation of the Marshall & Ilsley Board to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, Marshall & Ilsley shareholders should be aware that certain Marshall & Ilsley shareholders and Marshall & Ilsley’s directors and executive officers may have interests in the transactions that are different from, or in addition to, the interests of Marshall & Ilsley shareholders generally as a result of, among other things:

•	upon consummation of the closing, Dennis J. Kuester will serve as Chairman of the Board of New Metavante for a period of one year from the date of closing;

•	if Dennis J. Kuester is unable to serve during such one-year period, or after such one-year period, Frank R. Martire will succeed Dennis J. Kuester as Chairman of the Board of New Metavante;

•

upon consummation of the closing, Frank R. Martire will serve as President and Chief Executive Officer of New Metavante and will be a director of New Metavante and Michael D. Hayford will serve as Senior Executive Vice President and Chief Operating Officer and will be a director of New Metavante;

•

upon consummation of the closing, Ted D. Kellner, a current independent director of Marshall & Ilsley, will serve on the board of directors of New Marshall & Ilsley and will serve on the board of directors of New Metavante;

•

options to purchase Marshall & Ilsley common stock issued under Marshall & Ilsley equity plans and outstanding prior to the completion of the transactions, including those held by executive officers and directors, will be ultimately converted into options to purchase New Marshall & Ilsley common stock in the case of employees who will be employed by New Marshall & Ilsley and non-employee directors who will be directors of New Marshall & Ilsley after the closing date of the transactions, or New Metavante common stock, in the case of employees who will be employed by New Metavante and non-employee directors who will be directors of New Metavante after the closing date (approximately 7,049,359 options to purchase Marshall & Ilsley common stock were held by executive officers and directors of Marshall & Ilsley as of May 1, 2007). Prior to the completion of the transactions, each outstanding option to purchase Marshall & Ilsley stock held by an individual who, immediately following the New Marshall & Ilsley share distribution, will be a director of New Metavante and either a Marshall & Ilsley or New Marshall & Ilsley employee or a director of New Marshall & Ilsley shall be converted into both a New Marshall & Ilsley option and a New Metavante option, effective immediately after the New Marshall & Ilsley share distribution (approximately 1,748,750 options to purchase Marshall & Ilsley common stock were held by persons expected to be both a director of New Metavante and either a Marshall & Ilsley or New Marshall & Ilsley employee or a director of New Marshall & Ilsley as of May 1, 2007);

•

all shares of Marshall & Ilsley restricted stock will be treated the same as all other outstanding shares of Marshall & Ilsley common stock in the transactions except that each share of New Metavante common stock and New Marshall & Ilsley common stock received in such transactions with respect to these shares will be subject to the same restrictions as the corresponding share of Marshall & Ilsley restricted stock to which it relates and will continue to be subject to the terms of the applicable Marshall & Ilsley equity plan (approximately 302,625 restricted shares were held by executive officers as of May 1, 2007);

•

the amounts of incentives earned by Metavante executives under the Metavante Long Term Incentive Plan with respect to performance periods that include the closing date that are based on the performance of Marshall & Ilsley will be determined jointly by Marshall & Ilsley, New Marshall & Ilsley, Metavante, New Metavante and Investor as of the closing date and will be paid by Metavante and New Metavante after the conclusion of the performance period (payments based on the performance of Metavante will be made by Metavante and New Metavante in accordance with the terms of the Metavante Long Term Incentive Plan);

•	the potential accelerated payout of deferred compensation benefits to Metavante employees participating in such plan; and

•

the shareholders agreement to be entered into among New Metavante and Investor providing for, among other things, certain management and registration rights in connection with Investor’s ownership of shares of New Metavante common stock.

Completion of the Transactions Is Subject to Banking and Other Regulatory Approvals (see page [•])

The transactions may be subject to the approval of filings, notifications, reports and applications under the Bank Holding Company Act of 1956, as amended, the Change in Bank Control Act of 1978, as amended, the Home Owner’s Loan Act, and other federal or state banking laws or regulations, including, without limitation, any required approvals from the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the Wisconsin Department of Financial Institutions and the Missouri Division of Finance. Warburg Pincus and Marshall & Ilsley filed a waiver request from the application requirements of Section 3 of the Bank Holding Company Act with the Federal Reserve Bank of Chicago on April 9, 2007. Depending on the final result of the waiver request to the Federal Reserve Bank of Chicago, additional waivers may be sought or other filings or applications may be made.

The transactions may also be subject to the approval of filings, notifications, reports and applications under applicable state or federal laws or regulations and the rules and regulations of the National Association of Securities Dealers, Inc. or any other applicable regulatory authority regulating broker-dealers, investment advisors and insurance companies.

Completion of the Transactions Is Subject to Antitrust Approvals (see page [•])

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the transactions may not be completed until Notification and Report Forms have been filed by or on behalf of each of Marshall & Ilsley and Warburg Pincus Private Equity IX, L.P. with the Antitrust Division of the U.S. Department of Justice, which we refer to as the “DOJ,” and the Federal Trade Commission, which we refer to as the “FTC,” and the specified

30-day waiting period has expired or been earlier terminated. Warburg Pincus and Marshall & Ilsley each expect to file Notification and Report Forms with the DOJ and FTC on or prior to May 25, 2007. At any time before or after completion of the transactions, the DOJ, FTC or others (including states and private parties) could take action under the antitrust laws, including seeking to prevent the transactions, to rescind the transactions or to conditionally approve the transactions.

Accounting Treatment (see page [•])

Notwithstanding the legal form of the transactions, New Marshall & Ilsley will be considered the divesting entity and treated as the “accounting successor” to Marshall & Ilsley and Metavante will be considered the “accounting spinee” for financial reporting purposes in accordance with Emerging Issues Task Force, “EITF” Issue No. 02-11, “Accounting for Reverse Spinoffs.”

As a Condition to Completion of the Transactions, the New Marshall & Ilsley common stock and the New Metavante common stock Issued in the Transactions Will Each Be Approved for Listing on the New York Stock Exchange (see page [•])

It is a condition to completion of the transactions that the shares of New Metavante common stock to be issued in the holding company merger and the shares of New Marshall & Ilsley common stock to be distributed in the New Marshall & Ilsley share distribution will have been approved for listing on the New York Stock Exchange (or such other national securities exchange as New Metavante and Investor may mutually agree). New Marshall & Ilsley intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under Marshall & Ilsley’s present symbol of “MI” and New Metavante intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under the symbol “MV.”

The Transactions, Including the Performance of New Marshall & Ilsley and New Metavante, Involve a Number of Risks (see page [•])

There are a number of risks relating to the transactions and to the businesses of New Marshall & Ilsley and New Metavante. See “Risk Factors” beginning on page [•] of this proxy statement/prospectus—information statement for a discussion of these and other risks and see also the documents that Marshall & Ilsley has filed with the Securities and Exchange Commission, or the “SEC,” and which are incorporated by reference into this proxy statement/prospectus—information statement.

Questions and Answers About the Transactions

Why am I receiving this document?	We are delivering this document to you because it is serving as a proxy statement of Marshall & Ilsley, a prospectus of New Metavante and an information statement of New Metavante. It is a proxy statement because Marshall & Ilsley is using it to solicit the approval by its shareholders of the approval and adoption of the investment agreement and the transactions contemplated by the investment agreement. It is a prospectus because New Metavante is offering shares of its common stock to shareholders of Marshall & Ilsley in the holding company merger. It is an information statement because New Metavante is using it to distribute to persons that will be its shareholders (i.e., current Marshall & Ilsley shareholders) information relating to New Marshall & Ilsley and the New Marshall & Ilsley share distribution.

What am I being asked to vote upon?	You are being asked to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance. You are also being asked to approve any adjournments of the special meeting for the purpose of soliciting additional proxies or for any other purpose.

Who can vote on the Marshall & Ilsley proposals?	Holders of record of Marshall & Ilsley common stock at the close of business on [•], 2007, the record date for the Marshall & Ilsley special meeting, can vote their shares by proxy by completing, signing, dating and returning their proxy card in the enclosed, postage-paid envelope or by submitting their proxy by telephone or Internet as described in this proxy statement/prospectus—information statement or they may vote in person at the Marshall & Ilsley special meeting. See “The Marshall & Ilsley Special Meeting of Shareholders—Purpose, Time and Place” beginning on page [•].

When and where is the special meeting of Marshall & Ilsley shareholders?	The special meeting of Marshall & Ilsley shareholders will take place on [•], 2007 at [•] Milwaukee, Wisconsin, at [•] a.m., local time.

What will happen at the special meeting?	At the special meeting, holders of Marshall & Ilsley common stock will vote on whether to approve and adopt the investment agreement and the transactions contemplated by the investment agreement and to approve any adjournments of the special meeting for purposes of soliciting additional proxies or for any other purpose. The parties to the investment agreement cannot complete the transactions without the approval of the holders of a majority of the shares of Marshall & Ilsley common stock. See “The Marshall & Ilsley Special Meeting of Shareholders” beginning on page [•].

What do I need to do to vote?	You may vote:

• by telephone, by calling the toll-free number (866) 894-0537 in the United States or Canada on a touch-tone phone;

• by accessing the Internet website at http://www.continentalstock.com and following the instructions on the website;

• by mail, by completing the enclosed proxy card, signing and dating the proxy card and returning the proxy card in the enclosed, postage-paid envelope that accompanied that proxy card; or

• by attending the special meeting and voting in person.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?	If your shares of Marshall & Ilsley common stock are held in “street name” (through a broker, bank or other nominee), you may receive a separate voting instruction with this proxy statement/prospectus—information statement, or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the Internet or telephonically, or what is required to vote your shares in person at the special meeting.

What happens if I do not respond?	The failure to respond by returning your signed proxy card, voting by telephone or voting over the Internet will have the same effect as voting against the proposal to approve and adopt the investment agreement and the transactions contemplated thereby unless you vote for the proposal in person at the Marshall & Ilsley special meeting.

Can I change my vote after I submit my proxy card?	Yes. If you are a holder of record of Marshall & Ilsley common stock and have properly completed and submitted your proxy card, you can change your vote in any of the following ways:

• by sending a written notice to the corporate secretary of Marshall & Ilsley that is received prior to the special meeting stating that you revoke your proxy;

• by properly completing and submitting a new proxy card bearing a later date that is received prior to the special meeting; or

• by attending the special meeting and voting in person.

Simply attending the special meeting will not revoke a proxy.

If you are a holder whose shares are held in “street name” by your broker and you have directed that person to vote your shares, you must instruct that person to change your vote if you wish to so change your vote.

When will the special meeting take place relative to the transactions?

We expect that:

•      the special meeting will be held on [•], 2007; and

•      the record date for the New Marshall & Ilsley share distribution and, assuming the conditions in the investment agreement and separation agreement have been satisfied or waived, the date of the closing of the transactions, will be the same date.

When will the transactions be completed?	We are working to complete the transactions as soon as practicable. If approved by the Marshall & Ilsley shareholders, we expect to complete the transactions in the fourth calendar quarter of 2007. It is also possible that factors outside our control could require us to complete the transactions at a later time or not to complete them at all. See “The Investment Agreement—Conditions to the Completion of the Transactions” beginning on page [•].

If the transactions are completed, when and how will I receive my shares of New Metavante common stock and New Marshall & Ilsley common stock

If the transactions are completed, you will receive your shares of New Metavante and New Marshall & Ilsley as follows:

The exchange agent will:

•     record in the stock transfer records of New Metavante the issuance of one share of New Metavante common stock to each holder of Marshall & Ilsley common stock as of the effective time of the holding company merger for every three shares of Marshall & Ilsley common stock then held of record; and

•     record in the stock transfer records of New Marshall & Ilsley the issuance of three shares of New Marshall & Ilsley common stock to each holder of New Metavante common stock (other than the New Metavante Class A common stock) as of the record date for the distribution for each share of New Metavante common stock then held of record.

Following the closing date, the exchange agent for the holding company merger will mail you a letter of transmittal and instructions on how to surrender your shares of Marshall & Ilsley common stock. Upon surrender of such shares to the exchange agent, you will receive the applicable number of shares of New Metavante common stock (and, if applicable, a check representing cash in lieu of fractional shares of New Metavante common stock) and the applicable number of shares of New Marshall & Ilsley common stock. Unless you request physical certificates in the letter of transmittal, you will receive shares of New Metavante common stock and shares of New M&I common stock in book-entry form. If your shares are held in “street name” with a broker, the exchange agent will send your new shares to your broker without any action required by you.

Fractional shares of New Metavante will not be issued in connection with the holding company merger. Holders of shares of common stock of Marshall & Ilsley that would otherwise be entitled to receive fractional shares of New Metavante resulting from the holding company merger will be paid cash in lieu of such fractional shares (and therefore will not receive shares of New Marshall & Ilsley common stock in respect of such fractional shares) in an amount equal to the value of such fractional shares based on the last sale price, or the closing bid price if no sale occurred, of Marshall & Ilsley common stock on the last business day prior to the closing of the transactions.

For example, if you hold 100 shares of Marshall & Ilsley common stock, you will receive:

•     33 shares of New Metavante common stock plus cash in lieu of the one-third share of New Metavante common stock that you would otherwise be entitled to receive; and

•     99 shares of New Marshall & Ilsley common stock.

What should I do now?	After carefully reading and considering the information contained and incorporated by reference in this proxy statement/prospectus—information statement, including the investment agreement, the separation agreement, the tax allocation agreement and the forms of the shareholders agreement and the stock purchase right agreement attached to this proxy statement/prospectus—information statement as Annexes A, B, C, D and E respectively, you should complete, sign and date your proxy card and return it in the enclosed, postage-paid envelope or submit your proxy by telephone or over the Internet as soon as possible so that your shares will be represented and voted at the Marshall & Ilsley special meeting. If you submit a proxy and do not indicate how to vote on either proposal, Marshall & Ilsley will count the proxy as a vote “FOR” the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement and “FOR” the proposal to approve any adjournments of the special meeting for the purpose of soliciting additional proxies or for any other purpose.

Who can answer my questions?	If you have any questions regarding the transactions or the Marshall & Ilsley special meeting or any other matter described in this proxy statement/prospectus—information statement, or if you need assistance in voting your shares, please contact:

Shareholder Relations Marshall & Ilsley Corporation 770 North Water Street Milwaukee, Wisconsin 53202 (414) 765-7700

or

Morrow & Co., Inc. 470 West Avenue Stamford, CT 06902 (800) 607-0088

Selected Historical Consolidated Financial Information of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley)

The following table sets forth selected historical consolidated financial information for Marshall & Ilsley. Notwithstanding the legal form of the transactions, New Marshall & Ilsley will be considered the divesting entity and treated as the “accounting successor” to Marshall & Ilsley for financial reporting purposes in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spinoffs.” As such, the historical consolidated financial information presented below for Marshall & Ilsley (accounting predecessor to New Marshall & Ilsley) reflects historical consolidated financial information that previously has been filed with the SEC by Marshall & Ilsley. After the transactions occur, New Marshall & Ilsley will report the historical consolidated results of operations (subject to certain adjustments) of New Metavante in discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, this presentation is not permitted until the closing date.

The selected historical consolidated financial information of Marshall & Ilsley is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley)” beginning on page [•] and the consolidated financial statements and notes of Marshall & Ilsley as of December 31, 2006 and 2005 and as of March 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006. The results of operations information for the years ended December 31, 2006, 2005 and 2004 and the financial condition information as of December 31, 2006 and 2005 is derived from the audited consolidated financial statements of Marshall & Ilsley included elsewhere in this proxy statement/prospectus—information statement. The results of operations information for the years ended December 31, 2003 and 2002 and the financial condition information as of December 31, 2004 and 2003 are derived from the audited consolidated financial statements of Marshall & Ilsley not included in this proxy statement/prospectus—information statement. The results of operations information for the three-month periods ended March 31, 2007 and 2006 and the financial condition information as of March 31, 2007 are derived from the unaudited consolidated financial statements of Marshall & Ilsley included elsewhere in this proxy statement/prospectus—information statement. The unaudited consolidated financial statements of Marshall & Ilsley include, in Marshall & Ilsley’s management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the consolidated results of operations and the consolidated financial position of Marshall & Ilsley for the dates set forth in the table below. You should read the following information in conjunction with the unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley beginning on page [•]. The historical consolidated financial information of Marshall & Ilsley would have been different had New Marshall & Ilsley been operated independently. The historical consolidated financial information of Marshall & Ilsley may not be a reliable indicator of future results of operations of New Marshall & Ilsley. The amounts in the table below are in thousands.

Consolidated Summary of Earnings

($000’s except share data)

	Three Months Ended March 31, (unaudited)				Years Ended December 31,
	2007		2006		2006		2005		2004		2003		2002
Interest and Fee Income:
Loans and leases	$783,153		$590,400		$2,856,043		$1,959,063		$1,432,754		$1,336,288		$1,318,175
Investment securities:
Taxable	77,054		57,868		277,938		214,537		200,107		165,075		198,037
Exempt from federal income taxes	14,861		15,999		61,769		64,127		58,826		57,968		60,637
Trading securities	133		70		614		229		271		258		328
Short-term investments	3,808		3,565		16,136		8,675		2,397		2,559		11,168

Total interest and fee income	879,009		667,902		3,212,500		2,246,631		1,694,355		1,562,148		1,588,345
Interest Expense:
Deposits	290,025		198,779		1,058,713		544,920		276,102		228,216		283,385
Short-term borrowings	54,916		39,335		186,863		106,333		61,256		81,070		150,310
Long-term borrowings	143,758		104,655		476,625		330,144		196,440		163,348		127,343

Total interest expense	488,699		342,769		1,722,201		981,397		533,798		472,634		561,038

Net interest income	390,310		325,133		1,490,299		1,265,234		1,160,557		1,089,514		1,027,307
Provision for loan and lease losses	17,148		10,995		50,551		44,795		37,963		62,993		74,416

Net interest income after provision for loan and lease losses	373,162		314,138		1,439,748		1,220,439		1,122,594		1,026,521		952,891
Other Income:
Data processing services	356,373		342,980		1,382,658		1,185,024		934,128		700,530		640,578
Wealth management	60,706		52,799		221,554		191,720		175,119		148,348		140,736
Net investment securities gains (losses)	1,584		1,130		9,701		45,514		35,336		21,572		(6,275)
Other	88,483		53,963		301,508		294,001		273,347		313,123		286,640

Total other income	507,146		450,872		1,915,421		1,716,259		1,417,930		1,183,573		1,061,679
Other Expense:
Salaries and employee benefits	297,123		277,403		1,210,107		1,074,758		919,431		830,779		779,836
Other	255,844		227,730		949,430		804,286		709,253		654,808		551,370

Total other expense	552,967		505,133		2,159,537		1,879,044		1,628,684		1,485,587		1,331,206

Income before income taxes	327,341		259,877		1,195,632		1,057,654		911,840		724,507		683,364
Provision for income taxes	110,579		86,805		387,794		351,464		305,987		202,060		225,455

Net Income	$216,762		$173,072		$807,838		$706,190		$605,853		$522,447		$457,909

Net income per common share:
Basic	$0.85		$0.74		$3.24		$3.06		$2.72		$2.31		$2.15
Diluted	0.83		0.72		3.17		2.99		2.66		2.28		2.06
Other Significant Data:
Return on Average Shareholders’ Equity	14.05%		14.58%		14.42%		16.21%		17.00%		15.87%		16.32%
Return on Average Assets	1.56		1.50		1.53		1.63		1.63		1.57		1.57
Dividend Payout Ratio	32.53		33.33		33.12		31.10		30.45		30.70		30.34
Average Equity to Average Assets Ratio	11.07		10.29		10.64		10.07		9.59		9.89		9.61
Ratio of Earnings to Fixed Charges
Excluding Interest on Deposits	2.59	x	2.72	x	2.73	x	3.28	x	4.24	x	3.71	x	3.27	x
Including Interest on Deposits	1.66	x	1.74	x	1.68	x	2.05	x	2.64	x	2.46	x	2.17	x

Consolidated Average Balance Sheets

($000’s except share data)

	Three Months Ended March 31, (unaudited)		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Assets:
Cash and due from banks	$1,041,797	$980,078	$1,023,782	$966,078	$835,391	$752,215	$708,256
Investment securities:
Trading securities	41,301	34,177	45,559	26,922	22,297	23,017	15,247
Short-term investments	277,218	315,719	303,631	237,178	171,057	264,254	717,129
Other investment securities:
Taxable	6,153,473	4,979,354	5,687,763	4,847,722	4,672,741	4,038,579	3,325,568
Tax Exempt	1,287,860	1,340,598	1,303,872	1,334,793	1,199,139	1,173,466	1,224,737

Total investment securities	7,759,852	6,669,848	7,340,825	6,446,615	6,065,234	5,499,316	5,282,681

Loans and Leases:
Commercial	12,164,073	9,876,586	11,175,436	8,954,619	7,621,040	6,905,323	6,143,862
Real estate	27,873,052	22,561,642	25,808,422	20,728,918	17,215,467	14,938,082	12,633,208
Personal	1,389,023	1,614,682	1,483,094	1,525,502	1,632,440	1,874,315	1,388,447
Lease financing	680,746	625,668	661,466	567,344	552,551	674,871	862,927

Total loans and leases	42,106,894	34,678,578	39,128,418	31,776,383	27,021,498	24,392,591	21,028,444
Less: Allowance for loan and lease losses	423,702	368,290	406,390	362,886	360,408	347,838	302,664

Net loans and leases	41,683,192	34,310,288	38,722,028	31,413,497	26,661,090	24,044,753	20,725,780

Premises and equipment, net	574,409	495,887	550,514	458,179	448,134	440,492	418,042
Accrued interest and other assets	5,452,287	4,323,961	5,013,949	3,999,172	3,152,745	2,531,245	2,067,891

Total Assets	$56,511,537	$46,780,062	$52,651,098	$43,283,541	$37,162,594	$33,268,021	$29,202,650

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest bearing	$5,319,325	$4,942,011	$5,335,539	$4,942,803	$4,585,628	$4,189,724	$3,509,133
Interest bearing:
Bank issued deposits:
Bank issued interest bearing activity deposits	12,634,363	10,464,298	11,668,328	10,027,250	9,960,645	10,084,996	8,996,778
Bank issued time deposits	8,232,888	5,544,338	7,329,307	4,410,456	3,384,120	3,399,734	3,540,124

Total bank issued deposits	20,867,251	16,008,636	18,997,635	14,437,706	13,344,765	13,484,730	12,536,902
Wholesale deposits	6,371,035	6,528,213	7,255,647	6,720,964	6,057,542	4,311,424	2,596,952

Total interest bearing deposits	27,238,286	22,536,849	26,253,282	21,158,670	19,402,307	17,796,154	15,133,854

Total deposits	32,557,611	27,478,860	31,588,821	26,101,473	23,987,935	21,985,878	18,642,987
Short-term borrowings	4,248,684	3,370,851	3,638,180	2,925,642	2,908,168	3,138,752	4,188,339
Long-term borrowings	11,623,710	9,404,002	10,071,717	8,193,001	5,329,571	3,798,851	2,693,447
Accrued expenses and other liabilities	1,823,058	1,712,169	1,751,474	1,706,111	1,372,677	1,052,713	871,222

Total liabilities	50,253,063	41,965,882	47,050,192	38,926,227	33,598,351	29,976,194	26,395,995
Shareholders’ Equity	6,258,474	4,814,180	5,600,906	4,357,314	3,564,243	3,291,827	2,806,655

Total Liabilities and Shareholders’ Equity	$56,511,537	$46,780,062	$52,651,098	$43,283,541	$37,162,594	$33,268,021	$29,202,650

Other Significant Data:
Book Value Per Share at Year End	$24.90	$20.75	$24.24	$20.27	$17.51	$15.24	$13.71
Average Common Shares Outstanding	256,097,148	235,863,568	249,723,333	231,300,867	223,123,866	226,342,764	212,799,996
Credit Quality Ratios:
Net Loan and Lease Charge-offs to Average Loans and Leases	0.14%	0.07%	0.10%	0.12%	0.11%	0.21%	0.21%
Total Nonperforming Loans and Leases* and OREO to End of Period Loans and Leases and OREO	0.89	0.45	0.70	0.44	0.48	0.74	0.85
Allowance for Loan and Lease Losses to End of Period Loans and Leases	1.00	1.05	1.00	1.06	1.21	1.39	1.42
Allowance for Loan and Lease Losses to Total Nonperforming Loans and Leases*	120	247	157	259	271	202	174

*	Loans and leases nonaccrual, restructured, and past due 90 days or more.

Summary Unaudited Condensed Pro Forma Consolidated Financial Information of New Marshall & Ilsley

The following table sets forth summary unaudited condensed pro forma consolidated financial information of New Marshall & Ilsley. This information is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley)” beginning on page [•] and the historical consolidated financial statements and notes of Marshall & Ilsley as of December 31, 2006 and 2005 and as of March 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2006 and for the three months ended March 31, 2007 and 2006 included elsewhere in this proxy statement/prospectus—information statement.

The unaudited condensed pro forma consolidated results of operations information of New Marshall & Ilsley for the three months ended March 31, 2007 and the year ended December 31, 2006 has been prepared as though the transactions had occurred as of January 1, 2006. The unaudited condensed pro forma consolidated balance sheet information of New Marshall & Ilsley as of March 31, 2007 has been prepared as though the transactions had occurred on March 31, 2007.

The unaudited condensed pro forma consolidated financial information of New Marshall & Ilsley is derived from the unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley. The unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley are derived from the historical consolidated financial statements of Marshall & Ilsley and adjusted to give effect to:

•	the contribution of Marshall & Ilsley to New Marshall & Ilsley;

•

the distribution of approximately 256,776,306 shares of New Marshall & Ilsley common stock in connection with the New Marshall & Ilsley share distribution (based on the number of shares of Marshall & Ilsley common stock outstanding as of March 31, 2007);

•

payment by Metavante of certain intercompany indebtedness plus accrued and unpaid interest owed to Marshall & Ilsley (the amount currently owed is approximately $982 million) and the receipt by New Marshall & Ilsley of $1.665 billion in cash from New Metavante (which includes the $625 million of proceeds from the sale of the New Metavante common stock to Investor); and

•	the removal of the operations of Metavante.

The share numbers and dollar and settlement amounts are based on Marshall & Ilsley share numbers and balances as of and for the periods presented.

The pro forma adjustments are based upon available information and assumptions that management of New Marshall & Ilsley believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate.

Non-recurring charges related to the transactions other than those transactions costs actually incurred in the three months ended March 31, 2007, including charges related to the issuance of fully vested equity based awards and transaction expenses, have been excluded from the unaudited condensed pro forma consolidated statements of earnings. In addition, the unaudited condensed pro forma consolidated statements of earnings do not give effect to changes in certain costs New Marshall & Ilsley expects to incur associated with operating as a stand-alone company.

	Three Months Ended March 31, 2007	Year Ended December 31, 2006
	($ 000’s)
Unaudited pro forma statement of earnings information:
Net interest income	$418,219	$1,597,059
Provision for loan and lease losses	17,148	50,551
Total other income	155,550	581,686
Total other expense	282,505	1,083,542
Income before income taxes	274,116	1,044,652
Net income	182,915	705,891

	March 31, 2007
	($ 000’s)
Unaudited pro forma balance sheet information (at period end):
Net loans and leases	$41,561,913
Total assets	54,025,032
Total deposits	32,842,432
Short-term borrowings	6,304,061
Long-term borrowings	7,313,718
Total shareholders’ equity	6,705,949

See “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Marshall & Ilsley” beginning on page [•].

Selected Historical Consolidated Financial Information of Metavante

The following table sets forth selected historical consolidated financial information of Metavante, which following the transactions will be a wholly-owned subsidiary of New Metavante and will continue to operate Metavante’s business directly or through its subsidiaries. This information is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Metavante” beginning on page [•] and the consolidated financial statements and notes of Metavante as of December 31, 2006 and 2005 and as of March 31, 2007 and for each of the three years in the period ended December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006. The results of operations information for the years ended December 31, 2006, 2005 and 2004 and the financial condition information as of December 31, 2006 and 2005 are derived from the audited consolidated financial statements of Metavante included elsewhere in this proxy statement/prospectus—information statement. The results of operations information for the years ended December 31, 2003 and 2002 and the financial condition information as of December 31, 2004, 2003 and 2002 are derived from the audited consolidated financial statements of Metavante not included in this proxy statement/prospectus—information statement. The results of operations information for the three-month periods ended March 31, 2007 and 2006 and the financial condition information as of March 31, 2007 are derived from the unaudited consolidated financial statements of Metavante included elsewhere in this proxy statement/prospectus—information statement. The financial condition information as of March 31, 2006 is derived from the unaudited consolidated financial statements of Metavante not included in this proxy statement/prospectus—information statement. The unaudited consolidated financial statements of Metavante include, in Metavante’s management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the consolidated results of operations and the consolidated financial position of Metavante for the dates set forth in the table below. You should also read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley)” beginning on page [•] and the consolidated financial statements and notes of Marshall & Ilsley as of December 31, 2006 and 2005 and as of March 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006 included elsewhere in this proxy statement/prospectus—information statement, and the unaudited condensed pro forma consolidated financial statements of New Metavante beginning on page [•]. The historical consolidated financial information of Metavante has been derived from the financial statements and accounting records of Marshall & Ilsley and reflects assumptions and allocations made by Marshall & Ilsley. The historical consolidated financial information of Metavante would have been different had Metavante been operated independently. The historical consolidated financial information of Metavante may not be a reliable indicator of future results of operations of Metavante. The amounts in the table below are in thousands.

We have not provided financial information of New Metavante because, prior to the transactions, it will have no assets, liabilities or operations other than incident to its formation and the ownership of Merger Sub and New Marshall & Ilsley, each of which has no assets, liabilities or operations other than incident to its formation.

Consolidated Financial Information

($000’s)

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(unaudited)
Results of operations information:
Revenue	$387,242	$370,948	$1,504,178	$1,284,997	$1,015,393	$769,632	$703,782
Income from Operations	76,185	61,921	271,967	228,515	146,544	74,353	72,728
Income before Income Taxes	76,961	54,062	240,483	192,870	125,844	69,733	68,918
Income Tax Provision	27,686	19,532	80,359	73,339	49,030	18,558	27,213
Net Income	49,275	34,530	160,124	119,531	76,814	51,175	41,705

Financial condition information (at period end):
Current Assets	$920,168	$882,052	$940,575	$905,510	$816,719	$516,210	$395,321
Total Assets	3,059,807	2,830,611	3,015,314	2,857,789	2,413,639	1,037,956	884,280
Current Liabilities	562,496	562,403	571,126	647,167	659,597	458,533	365,141
Long-term Debt and Other Obligations	982,040	982,243	982,000	982,386	1,024,348	107,000	107,000
Shareholder’s Equity	1,312,977	1,094,418	1,262,134	1,035,667	574,102	391,771	335,993

Summary Unaudited Condensed Pro Forma Consolidated Financial Information of New Metavante

The following table sets forth summary unaudited condensed pro forma consolidated financial information of New Metavante. This information is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Metavante” beginning on page [•] and the historical consolidated financial statements and notes of Metavante as of December 31, 2006 and 2005 and as of March 31, 2007 and for each of the three years in the period ended December 31, 2006, and for the three months ended March 31, 2007 and 2006, included elsewhere in this proxy statement/prospectus—information statement.

The unaudited condensed pro forma consolidated results of operations information of New Metavante for the three months ended March 31, 2007 and the year ended December 31, 2006 has been prepared as though the transactions had occurred as of January 1, 2006. The unaudited condensed pro forma consolidated balance sheet information of New Metavante as of March 31, 2007 has been prepared as though the transactions had occurred on March 31, 2007.

The unaudited condensed pro forma consolidated financial information of New Metavante is derived from the unaudited condensed pro forma consolidated financial statements of New Metavante. The unaudited condensed pro forma consolidated financial statements of New Metavante are derived from the historical consolidated financial statements of Metavante and adjusted to give effect to:

•

Marshall & Ilsley will separate into two publicly-traded companies: New Marshall & Ilsley, which will own and operate Marshall & Ilsley’s banking business, the issued and outstanding common stock of which will be owned 100% by the Marshall & Ilsley shareholders, and New Metavante, which will own and operate the Metavante business, 75% of the issued and outstanding common stock of which will be owned by Marshall & Ilsley shareholders and the remaining 25% will be owned by Investor;

•	Investor will invest $625 million in New Metavante for an equity interest representing 25% of New Metavante common stock;

•	New Metavante and/or one or more of its subsidiaries will incur approximately $1.75 billion of indebtedness and approximately $22.5 million in associated costs;

•	Metavante will pay off certain intercompany indebtedness plus accrued and unpaid interest owed to Marshall & Ilsley (the amount currently owed is approximately $982 million);

•	New Metavante will contribute to New Marshall & Ilsley $1.665 billion in cash (which includes the $625 million of proceeds from the sale of the New Metavante common stock to Investor); and

•	New Metavante will reimburse Investor for all of Investor’s expenses related to the transactions, which Investor has estimated to be approximately $14.5 million.

The dollar and settlement amounts are based on Marshall & Ilsley balances as of March 31, 2007.

The pro forma adjustments are based upon available information and assumptions that management of Metavante believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate. In addition, the unaudited condensed pro forma consolidated financial statements reflect assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

Non-recurring charges related to the transaction have been excluded from the unaudited condensed pro forma consolidated statements of income.

	Three Months Ended March 31, 2007	Year Ended December 31, 2006
	($000’s)
Unaudited pro forma statement of earnings information:
Revenue	$387,242	$1,504,178
Income from operations	76,185	271,967
Earnings before provision for income taxes	53,076	145,816
Net income	34,466	101,430

Unaudited pro forma balance sheet information (at period end):
Total assets	$2,773,307
Long-term debt	1,732,540
Total shareholders’ equity	258,477

See “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Metavante” beginning on page [•].

Comparative Historical and Unaudited Pro Forma Per Share Information

The following table sets forth certain historical per share information of Marshall & Ilsley common stock and pro forma per share information of New Marshall & Ilsley common stock and New Metavante common stock. This information should be read in conjunction with the selected historical consolidated financial information of Marshall & Ilsley and Metavante included elsewhere in this proxy statement/prospectus—information statement, the historical consolidated financial statements of Marshall & Ilsley (accounting predecessor to New Marshall & Ilsley) and Metavante and related notes included elsewhere in this proxy statement/prospectus—information statement, the unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley beginning on page [•] of this proxy statement/prospectus—information statement and the unaudited condensed pro forma consolidated financial statements of New Metavante beginning on page [•] of this proxy statement/prospectus—information statement. The historical per share information of Marshall & Ilsley is derived from the audited consolidated financial statements of Marshall & Ilsley as of and for the year ended December 31, 2006 and the unaudited consolidated financial statements of Marshall & Ilsley as of and for the three months ended March 31, 2007. The New Marshall & Ilsley unaudited pro forma information is derived from the unaudited condensed pro forma consolidated financial statements as of and for the year ended December 31, 2006 and as of and for the three months ended March 31, 2007. The New Metavante unaudited pro forma information is derived from the unaudited condensed pro forma consolidated financial statements for the year ended December 31, 2006 and as of and for the three months ended March 31, 2007. The unaudited pro forma information provided below is for illustrative purposes only. New Marshall & Ilsley and New Metavante would have performed differently had they always been separate, stand-alone companies rather than their businesses being part of Marshall & Ilsley. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been separate, stand-alone companies or the future results that New Marshall & Ilsley or New Metavante will experience following the transactions.

	Three Months Ended March 31, 2007		Year Ended December 31, 2006
MARSHALL & ILSLEY—HISTORICAL:
Earnings per common share:
Basic	$0.85		$3.24
Diluted	0.83		3.17
Book value per common share (at period end)	24.90		24.24
Cash dividends declared per share	0.27		1.05

NEW MARSHALL & ILSLEY—UNAUDITED PRO FORMA:
Net earnings from continuing operations per common share:
Basic	0.72		2.83
Diluted	N/A	(1)	N/A	(1)
Book value per common share (at period end)	26.27		25.82

NEW METAVANTE—UNAUDITED PRO FORMA:
Net earnings per common share:
Basic	0.30		0.92
Diluted	N/A	(1)	N/A	(1)
Book value per common share (at period end)	2.26		—

(1)	The dilutive effect of stock options outstanding depends on the market price of New Marshall & Ilsley and New Metavante common stock when the stock options are converted and is not subject to reliable estimate.

Market Price Data and Price Range of Marshall & Ilsley Common Stock and Dividends

Marshall & Ilsley common stock is currently traded on the New York Stock Exchange under the symbol “MI.” On April 2, 2007, the last trading day before public speculation with regard to the transactions was reported in various publications, and on April 3, 2007, the last trading day before the announcement of the execution of the investment agreement, the last reported sales prices of Marshall & Ilsley common stock as reported on the New York Stock Exchange Composite Tape were $45.86 and $49.83, respectively. On May 18, 2007, the last reported sales price of Marshall & Ilsley common stock as reported on the New York Stock Exchange Composite Tape was $49.70. The following table sets forth the high and low closing prices of Marshall & Ilsley common stock as reported on the New York Stock Exchange Composite Tape for the periods referenced below.

	2007		2006		2005		2004
	High	Low	High	Low	High	Low	High	Low
Fiscal Quarter
1st Quarter	$49.23	$46.18	$45.35	$40.91	$43.65	$40.21	$40.39	$36.18
2nd Quarter*	49.83	45.86	46.44	43.36	45.06	41.23	41.15	36.60
3rd Quarter	—	—	48.54	44.76	47.28	42.83	41.21	37.32
4th Quarter	—	—	49.07	45.53	44.40	40.18	44.43	40.28

*	The high and low closing prices for the second quarter in fiscal year 2007 are based on information available as of May 18, 2007.

Marshall & Ilsley declared the following cash dividends per share of Marshall & Ilsley common stock for the period indicated:

	2007	2006	2005	2004	2003
Fiscal Quarter
1st Quarter	$0.27	$0.24	$0.21	$0.18	$0.16
2nd Quarter	**0.31	0.27	0.24	0.21	0.18
3rd Quarter	—	0.27	0.24	0.21	0.18
4th Quarter	—	0.27	0.24	0.21	0.18

	$0.58	$1.05	$0.93	$0.81	$0.70

**	Marshall & Ilsley declared a cash dividend of $0.31 per share of Marshall & Ilsley common stock during the second quarter of 2007 in accordance with its previously announced dividend policy.

Market Price Data and Price Range of New Marshall & Ilsley and New Metavante Common Stock and Dividends

Market price data and price range and dividend data for New Marshall & Ilsley and New Metavante have not been presented as they are currently wholly-owned subsidiaries of Marshall & Ilsley and their common stock does not trade separately from Marshall & Ilsley’s common stock.

There is currently no market for the New Marshall & Ilsley common stock or the New Metavante common stock. It is a condition to completion of the transactions that the New Metavante common stock and New Marshall & Ilsley common stock be approved for listing on the New York Stock Exchange (or, in the case of the New Metavante common stock, such other national securities exchange as New Metavante and Investor may agree), subject to official notice of issuance. New Marshall & Ilsley intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under Marshall & Ilsley’s present symbol of “MI” and New Metavante intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under the symbol “MV.”

Marshall & Ilsley expects to continue to pay regular quarterly dividends to shareholders of $0.31 per share in accordance with its previously announced dividend policy until the completion of the transactions. Following completion of the transactions, New Marshall & Ilsley expects to continue to pay regular quarterly dividends to shareholders of $0.31 per share in accordance with Marshall & Ilsley’s previously announced dividend policy; the declaration and amount of any such future dividends, however, will be determined by New Marshall & Ilsley’s board of directors and will depend on New Marshall & Ilsley’s earnings after the completion of the transactions and any other factors that the board of directors believes are relevant.

New Metavante expects that following completion of the transactions, it will not pay a regular quarterly dividend. In addition, Metavante’s credit agreement is expected to contain limitations on New Metavante’s ability to pay dividends as described under “Anticipated Terms of Financing—Debt Financing” beginning on page [•].

RISK FACTORS

In addition to the other information that we have incorporated by reference in this proxy statement/prospectus—information statement and the matters addressed in “Special Note Regarding Forward-Looking Statements” beginning on page [•], you should carefully consider and evaluate all of the information in this proxy statement/prospectus—information statement, including the risk factors listed below. These risks describe what we believe to be material risks of the transactions to Marshall & Ilsley shareholders and material risks relating to the business of New Marshall & Ilsley and New Metavante. There may, however, be additional risks, of which we are not aware or which we do not believe are material, that could materially and adversely affect the transactions, New Marshall & Ilsley or New Metavante.

Risks Relating to the Transactions

The historical consolidated financial information of Metavante and the unaudited condensed pro forma consolidated financial information of New Metavante are not representative of New Metavante’s future financial position, future results of operations or future cash flows nor do they reflect what New Metavante’s financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

The historical consolidated financial information of Metavante included in this proxy statement/prospectus—information statement is not representative of New Metavante’s future financial position, future results of operations or future cash flows, nor does it reflect what New Metavante’s financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented. This is primarily because:

•

Metavante’s historical consolidated financial information reflects allocation of expenses from Marshall & Ilsley. Those allocations may be different from the comparable expenses New Metavante would have incurred as a stand-alone company.

•

Metavante’s working capital requirements historically have been satisfied as part of Marshall & Ilsley’s corporate-wide cash management policies. In connection with the transactions, New Metavante and/or one or more of its subsidiaries will incur a large amount of indebtedness and will therefor assume significant debt service costs. As a result, New Metavante’s cost of debt and capitalization will be significantly different from that reflected in Metavante’s historical consolidated financial information.

•

As a result of the transactions, there will be significant changes in the cost structure of New Metavante from that of Metavante, including the cost to establish appropriate accounting and reporting systems, debt service obligations, public company disclosure and SEC reporting, and other costs of being a stand-alone public company.

The unaudited condensed pro forma consolidated financial information of New Metavante included in this proxy statement/prospectus—information statement includes adjustments to reflect some of the factors described above. The pro forma adjustments are based upon available information and assumptions that New Metavante believes are reasonable; however, its assumptions may not prove to be accurate. In addition, the unaudited condensed pro forma consolidated financial statements of New Metavante do not give effect to all of the on-going additional costs that it expects to incur in connection with being a stand-alone public company. The unaudited condensed pro forma consolidated statements of earnings also do not give effect to certain initial separation costs. Accordingly, the unaudited condensed pro forma consolidated financial statements of New Metavante are not representative of New Metavante’s future financial position, future results of operations or future cash flows nor do they reflect what New Metavante’s financial position, result of operations or cash flows would have been as a stand-alone company during the periods presented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Metavante” and “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Metavante” beginning on pages [•] and [•], respectively, and the historical consolidated financial statements of Metavante and the notes to those statements included elsewhere in this proxy statement/prospectus—information statement.

The historical consolidated financial information of Marshall & Ilsley and the unaudited condensed pro forma consolidated financial information of New Marshall & Ilsley are not representative of New Marshall & Ilsley’s future financial position, future results of operations or future cash flows nor do they reflect what New Marshall & Ilsley’s financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

As noted elsewhere in this proxy statement/prospectus—information statement, New Marshall & Ilsley will be considered the divesting entity in the transactions and treated as the “accounting successor” to Marshall & Ilsley for financial reporting purposes in accordance with EITF No. 02-11. After the transactions occur, New Marshall & Ilsley will report the historical consolidated results of operations of Metavante as discontinued operations in accordance with the provisions of SFAS No. 144. Pursuant to SFAS No. 144, this presentation is not permitted until the closing date. Because the historical consolidated financial information of Marshall & Ilsley included elsewhere in this proxy statement/prospectus—information statement includes the results of Metavante, it is not representative of New Marshall & Ilsley’s future financial position, future results of operations or future cash flows nor does it reflect what New Marshall & Ilsley’s financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

The unaudited condensed pro forma consolidated financial information of New Marshall & Ilsley included in this proxy statement/prospectus—information statement includes adjustments to reflect the divestiture of Metavante. The pro forma adjustments are based upon available information and assumptions that New Marshall & Ilsley believes are reasonable; however, its assumptions may not prove to be accurate. In addition, the unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley do not give effect to on going additional costs that it expects to incur in connection with being a stand-alone company. The unaudited condensed pro forma consolidated statements of earnings also do not give effect to certain initial separation costs. Accordingly, the unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley are not representative of New Marshall & Ilsley’s future financial position, future results of operations or future cash flows nor do they reflect what New Marshall & Ilsley’s financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley)” and “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Marshall & Ilsley” beginning on pages [•] and [•], respectively, and the historical consolidated financial statements of Marshall & Ilsley and the notes to those statements included elsewhere in this proxy statement/prospectus—information statement.

Neither New Metavante nor New Marshall & Ilsley may realize the anticipated benefits from the transactions.

The success of the transactions will depend, in part, on the ability of each of New Marshall & Ilsley and New Metavante to realize the anticipated benefits of the transactions.

These anticipated benefits include the availability of increased capital for both New Marshall & Ilsley and New Metavante to continue their internal growth and acquisition strategies, the ability of New Marshall & Ilsley and New Metavante to use their capital stock as a form of currency in respect of certain acquisitions and equity-based compensation arrangements and the better alignment of employee incentive awards. Neither New Marshall & Ilsley nor New Metavante can assure you these benefits will occur.

The separation of New Marshall & Ilsley and New Metavante may present significant challenges.

There is a significant degree of difficulty and management distraction inherent in the process of separating New Marshall & Ilsley and New Metavante. These difficulties include:

•	the challenge of effecting the separation while carrying on the ongoing operations of each business;

•	preserving customer, distribution, supplier and other important relationships of each business;

•	the potential difficulty in retaining key officers and personnel of each company; and

•	separating corporate infrastructure, including systems, insurance, accounting, legal, finance, tax and human resources, for each of the two new public companies.

New Marshall & Ilsley and New Metavante may not successfully or cost-effectively separate the companies. The failure to do so could have an adverse effect on each of New Marshall & Ilsley’s and New Metavante’s business, financial condition and results of operations.

The process of separating operations could cause an interruption of, or loss of momentum in, the activities of either or both of New Marshall & Ilsley’s and New Metavante’s businesses. Members of each of New Marshall & Ilsley’s and New Metavante’s senior management will be required to devote considerable amounts of time to this separation process, which will decrease the time they will have to manage their respective businesses, service existing customers, attract new customers and develop new products or strategies. If New Marshall & Ilsley’s and New Metavante’s respective senior managements are not able to manage effectively the separation process, or if any significant business activities are interrupted as a result of the separation process, New Marshall & Ilsley’s or New Metavante’s business could suffer.

As separate entities, New Marshall & Ilsley and New Metavante will not enjoy all of the benefits of scale that Marshall & Ilsley achieves with the combined banking and Metavante businesses.

Currently, Marshall & Ilsley benefits from the scope and scale of the banking and Metavante businesses in certain areas, including, among other things, risk management, employee benefits, regulatory compliance, administrative services, legal support and human resources. The loss by New Marshall & Ilsley and New Metavante of these benefits as a consequence of the transactions could have an adverse effect on each of New Marshall & Ilsley’s and New Metavante’s respective businesses, results of operations and financial conditions following completion of the transactions. In addition, it is possible that some costs will be greater at the separate companies than they were for the combined company due to the loss of volume discounts and the position of being a large customer to service providers and vendors.

If the New Marshall & Ilsley share distribution does not constitute a tax-free distribution under Section 355 of the Internal Revenue Code or the holding company merger and Marshall & Ilsley LLC conversion do not qualify as a reorganization under Section 368(a) of the Internal Revenue Code, then New Marshall & Ilsley or New Metavante and Marshall & Ilsley shareholders may be responsible for payment of significant U.S. federal income taxes.

The completion of the New Marshall & Ilsley share distribution is conditioned upon the receipt of (i) a private letter ruling from the Internal Revenue Service to the effect that the Marshall & Ilsley contribution and the New Marshall & Ilsley share distribution qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Internal Revenue Code, (ii) with respect to certain requirements for tax-free treatment under Section 355 of the Internal Revenue Code on which the Internal Revenue Service will not rule, an opinion of Sidley Austin, counsel to Marshall & Ilsley (or another law firm of national standing), to the effect that such requirements will be satisfied and (iii) a private letter ruling from the Internal Revenue Service to the effect that the holding company merger and Marshall & Ilsley LLC conversion qualify as a reorganization under Section 368(a) of the Internal Revenue Code. The private letter ruling and the opinion of counsel will be based, in part, on assumptions and representations as to factual matters made by, among others, Marshall & Ilsley, New Metavante and Investor, as requested by the Internal Revenue Service or counsel, which, if incorrect, could jeopardize the conclusions reached by the Internal Revenue Service and counsel. The private letter ruling also will not address certain material legal issues that could affect its conclusions, and will reserve the right of the Internal Revenue Service to raise such issues upon a subsequent audit. Opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position.

If the New Marshall & Ilsley share distribution does not qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, New Metavante would recognize taxable gain equal to the excess of the fair market value of the New Marshall & Ilsley common stock distributed to the New Metavante shareholders over New Metavante’s tax basis in the New Marshall & Ilsley common stock. In addition, each New Metavante shareholder who receives New Marshall & Ilsley common stock in the New Marshall & Ilsley share distribution would generally be treated as receiving a taxable distribution to the extent of earnings and profits of New Metavante in an amount equal to the fair market value of the New Marshall & Ilsley common stock received.

In the event that New Metavante recognizes a taxable gain in connection with the New Marshall & Ilsley share distribution because the New Marshall & Ilsley share distribution does not qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, the taxable gain recognized by New Metavante would result in significant U.S. federal income tax liabilities to New Metavante. Under the Internal Revenue Code, New Metavante would be primarily liable for these taxes and New Marshall & Ilsley would be secondarily liable. Under the terms of the tax allocation agreement between New Metavante, Metavante, New Marshall & Ilsley and Marshall & Ilsley, New Marshall & Ilsley will generally be required to indemnify New Metavante against any such taxes unless such taxes would not have been imposed but for an act of New Metavante or its affiliates (including Investor), subject to specified exceptions. See “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution—Tax Allocation Agreement” beginning on page [•].

If the holding company merger and Marshall & Ilsley LLC conversion, as defined under “The Transactions—Description of the Transactions,” do not qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code, each Marshall & Ilsley shareholder who receives New Metavante common stock in exchange for Marshall & Ilsley common stock would recognize taxable gain or loss equal to the difference between the fair market value of the New Metavante common stock received and such shareholder’s basis in the Marshall & Ilsley common stock exchanged therefor.

The New Marshall & Ilsley share distribution may be taxable to New Metavante and New Marshall & Ilsley if there is an acquisition of 50% or more of the outstanding common stock of New Marshall & Ilsley or New Metavante.

Even if the New Marshall & Ilsley share distribution otherwise qualifies as a tax-free distribution under Section 355 of the Internal Revenue Code, the distribution of New Marshall & Ilsley common stock to New Metavante shareholders in connection with the New Marshall & Ilsley share distribution would result in significant U.S. federal income tax liabilities to New Metavante, (but not Marshall & Ilsley shareholders), if there is an acquisition of stock of New Marshall & Ilsley or New Metavante as part of a plan or series of related transactions that includes the New Marshall & Ilsley share distribution and that results in an acquisition of 50% or more of the outstanding common stock of New Marshall & Ilsley or New Metavante.

For purposes of determining whether the distribution of New Marshall & Ilsley common stock to New Metavante shareholders in connection with the New Marshall & Ilsley share distribution is disqualified as tax-free to New Metavante under the rules described in the preceding paragraph, any acquisitions of the stock of New Marshall & Ilsley or New Metavante within two years before or after the New Marshall & Ilsley share distribution are presumed to be part of a plan, although the parties may be able to rebut that presumption. For purposes of this test, the investment by Investor will be treated as part of such a plan or series of transactions. Under the terms of the investment agreement, Investor will acquire 25% of New Metavante common stock. Thus, an additional 25% change in the ownership of the New Metavante common stock could trigger a significant tax liability for New Metavante under Section 355 of the Internal Revenue Code (for which New Marshall & Ilsley may be required to indemnify New Metavante under the tax allocation agreement unless such taxes would not have been imposed but for specified acts of New Metavante or its affiliates (including Investor)).

The process for determining whether a prohibited change in control has occurred under the rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If New Marshall & Ilsley or New Metavante does not carefully monitor its compliance with these rules, it might inadvertently cause or permit a prohibited change in the ownership of New Metavante or of New Marshall & Ilsley to occur, thereby triggering New Marshall & Ilsley’s or New Metavante’s respective obligations to indemnify the other pursuant to the tax allocation agreement, which could have a material adverse effect on New Metavante and/or New Marshall & Ilsley. New Metavante will be primarily liable for these taxes, and there can be no assurance that New Marshall & Ilsley would be able to fulfill its obligations under the tax allocation agreement if New Marshall & Ilsley was determined to be responsible for these taxes thereunder. In addition, these mutual indemnity obligations could discourage or prevent a third party from making a proposal to acquire either party. See “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions” beginning on page [•].

In the event that New Metavante recognizes a taxable gain in connection with the New Marshall & Ilsley share distribution because of an acquisition of 50% or more of the outstanding common stock of New Marshall & Ilsley or New Metavante as part of a plan or series of related transactions that includes the New Marshall & Ilsley share distribution, the taxable gain recognized by New Metavante would result in significant U.S. federal income tax liabilities to New Metavante. Under the Internal Revenue Code, New Metavante would be primarily liable for these taxes and New Marshall & Ilsley would be secondarily liable. Pursuant to the tax allocation agreement, these liabilities have been apportioned as described below under “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution—Tax Allocation Agreement.”

Under U.S. federal bankruptcy laws or comparable provisions of state fraudulent transfer laws, you could be required to return all or a portion of the cash and shares received in the distributions.

If New Metavante is insolvent or rendered insolvent as a result of the distributions to the holders of New Metavante common stock, or if any of New Metavante and/or one or more of its subsidiaries that incurs a portion of the approximately $1.75 billion of indebtedness in connection with the debt financing is insolvent or rendered insolvent either as a result of the incurrence of the indebtedness or the ultimate dividend/transfer of the proceeds of such indebtedness to New Metavante, there is a risk that a creditor (or a creditor representative) of New Metavante or Metavante could bring fraudulent transfer claims to recover all or a portion of the New Marshall & Ilsley common stock received in the New Marshall & Ilsley share distribution and that the persons receiving such distributions would be required to return all or a portion of such distributions if such claims were successful. See “The Transactions—Restrictions on Payment of Dividends” beginning on page [•] for a general description of insolvency measures. It is a condition to the completion of the transactions that the boards of directors or similar bodies of Marshall & Ilsley, New Metavante and Metavante have received opinions of a valuation firm with respect to their solvency.

The loss of the assets, revenue and cash flows of each of New Marshall & Ilsley and New Metavante may adversely affect the financial position and results of operations of the other company.

The assets, revenue, cash flows and results of operations of each of New Marshall & Ilsley and New Metavante are currently included in the consolidated financial statements of Marshall & Ilsley. If the transactions are completed, the assets, revenue, cash flows and results of operations of each of New Marshall & Ilsley and New Metavante will no longer be included in the consolidated financial statements of New Metavante or New Marshall & Ilsley, respectively, and the financial position and results of operations of each company will therefore be significantly different than they were prior to completion of the transactions and, following completion of the transactions, each will have fewer assets and less revenue and cash flows than Marshall & Ilsley currently has on a consolidated basis. For the first quarter ended March 31, 2007, Metavante’s business represented approximately 25.7% of the total consolidated revenues of Marshall & Ilsley and 22.7% of the consolidated net income of Marshall & Ilsley.

The aggregate market value of the shares of common stock of New Marshall & Ilsley and New Metavante held by a former Marshall & Ilsley shareholder following completion of the transactions might be less than (i) the market value of Marshall & Ilsley common stock held by such holder prior to the transactions or (ii) what the market value of the Marshall & Ilsley common stock held by such holder would have been without the transactions.

If the parties complete the transactions, Marshall & Ilsley’s shareholders will receive three shares of New Marshall & Ilsley common stock and one share of New Metavante common stock for every three shares of

Marshall & Ilsley common stock held. The aggregate market value of the shares of New Metavante and the shares of New Marshall & Ilsley common stock immediately following completion of the transactions could be less than what the market value of the shares of Marshall & Ilsley common stock (i) would have been if the transactions were not completed or (ii) was immediately prior to the transactions.

The trading price and trading volume of New Marshall & Ilsley and New Metavante common stock may be more volatile following completion of the transactions.

Marshall & Ilsley cannot predict how investors who hold shares of Marshall & Ilsley common stock prior to the completion of the transactions will behave after completion of the transactions. The trading price for shares of common stock of each of New Marshall & Ilsley and New Metavante following completion of the transactions may be more volatile than the trading price of shares of Marshall & Ilsley common stock before completion of the transactions. The trading price of shares of each company’s common stock could fluctuate significantly for many reasons, including the risks identified in this proxy statement/prospectus-information statement, selling by existing holders of Marshall & Ilsley common stock who decide that they do not want to hold some or all of their New Metavante and/or New Marshall & Ilsley securities after the completion of the transactions, or reasons unrelated to either of New Marshall & Ilsley’s or New Metavante’s performance. In addition, New Marshall & Ilsley’s common stock may not continue to be included in the S&P 500 Index, which could ultimately result in reduced trading volume relative to the historic trading volume of Marshall & Ilsley. It is not anticipated that New Metavante’s common stock will be included as part of the S&P 500 Index, which may cause mutual funds or other investment entities based on a replication of that index to sell the New Metavante common stock and thereby reduce its trading volume and affect its trading price. These factors and other factors beyond either New Marshall & Ilsley’s or New Metavante’s control may result in reduced trading volume and/or increased volatility in either company’s common stock and/or short- or long-term reductions in the value of New Marshall & Ilsley and/or New Metavante securities.

If the transactions are completed, any financing New Marshall & Ilsley or New Metavante obtains in the future could involve higher costs.

Following completion of the transactions, any financing that either New Marshall & Ilsley or New Metavante obtains will be with the support of a reduced pool of diversified assets and a significant amount of outstanding debt, and therefore either company may not be able to secure adequate debt or equity financing on desirable terms. The cost to either New Marshall & Ilsley or New Metavante of financing without New Metavante or New Marshall & Ilsley, respectively, may, or in the case of New Metavante, will be materially higher than the cost of financing of Marshall & Ilsley prior to the transactions. Because of the significant amount of debt New Metavante will have following completion of the transactions, it is likely it will have a lower credit rating than Marshall & Ilsley currently has. If either New Marshall & Ilsley or New Metavante has a credit rating lower than Marshall & Ilsley’s, it will be more expensive for them to obtain debt financing than it has been for Marshall & Ilsley.

Failure to complete the transactions could adversely impact the market price of Marshall & Ilsley as well as Marshall & Ilsley’s business and operating results.

If the transactions are not completed for any reason, the price of Marshall & Ilsley common stock may decline to the extent that the market price of Marshall & Ilsley common stock reflects positive assumptions that the transactions will be completed and the related benefits will be realized. Marshall & Ilsley may also be subject to additional risks if the transactions are not completed, including:

•	depending on the reasons for termination of the investment agreement, the requirement that Marshall & Ilsley pay Investor a termination fee of $75 million;

•	substantial costs related to the transactions, such as legal, accounting, registration, advisory and printing fees, must be paid regardless of whether the transactions are completed; and

•	potential disruption to the business of Marshall & Ilsley and distraction of its workforce and management team.

Risks Relating to Marshall & Ilsley and New Marshall & Ilsley

In addition to the risks set forth under “—Risks Relating to the Transactions,” Marshall & Ilsley faces, and therefore New Marshall & Ilsley will face after the closing of the transactions, the following risks in connection with its business.

Marshall & Ilsley’s earnings are significantly affected by general business and economic conditions, including credit risk and interest rate risk.

Marshall & Ilsley’s business and earnings are sensitive to general business and economic conditions in the United States and, in particular, the states where it has significant operations, including Wisconsin, Arizona, Minnesota, Missouri, Oklahoma, Kansas, Nevada and Florida. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, the strength of the U.S. and local economies, consumer spending, borrowing and saving habits, all of which are beyond Marshall & Ilsley’s control. For example, an economic downturn, increase in unemployment or higher interest rates could decrease the demand for loans and other products and services and/or result in a deterioration in credit quality and/or loan performance and collectibility. Nonpayment of loans, if it occurs, could have an adverse effect on Marshall & Ilsley’s financial condition and results of operations and cash flows. Higher interest rates also could increase Marshall & Ilsley’s cost to borrow funds and increase the rate Marshall & Ilsley pays on deposits.

Terrorism, acts of war or international conflicts could negatively affect Marshall & Ilsley’s business and financial condition.

Acts or threats of war or terrorism, international conflicts, including ongoing military operations in Iraq and Afghanistan, and the actions taken by the U.S. and other governments in response to such events could negatively impact general business and economic conditions in the U.S. If terrorist activity, acts of war or other international hostilities cause an overall economic decline, the financial condition and operating results of Marshall & Ilsley could be materially adversely affected. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security and other actual or potential conflicts or acts of war, including conflict in the Middle East, have created many economic and political uncertainties that could seriously harm Marshall & Ilsley’s business and results of operations in ways that cannot presently be predicted.

Marshall & Ilsley’s earnings also are significantly affected by the fiscal and monetary policies of the federal government and its agencies, which could affect repayment of loans and thereby materially adversely affect Marshall & Ilsley.

The policies of the Federal Reserve Board impact Marshall & Ilsley significantly. The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments Marshall & Ilsley holds. Those policies determine to a significant extent Marshall & Ilsley’s cost of funds for lending and investing. Changes in those policies are beyond Marshall & Ilsley’s control and are difficult to predict. Federal Reserve Board policies can affect Marshall & Ilsley’s borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve Board could reduce the demand for a borrower’s products and services. This could adversely affect the borrower’s earnings and ability to repay its loan, which could materially adversely affect Marshall & Ilsley.

The banking and financial services industry is highly competitive, which could adversely affect Marshall & Ilsley’s financial condition and results of operations.

Marshall & Ilsley operates in a highly competitive environment in the products and services Marshall & Ilsley offers and the markets in which Marshall & Ilsley serves. The competition among financial services providers to attract and retain customers is intense. Customer loyalty can be easily influenced by a competitor’s new products, especially offerings that provide cost savings to the customer. Some of Marshall & Ilsley’s competitors may be better able to provide a wider range of products and services over a greater geographic area.

Marshall & Ilsley believes the banking and financial services industry will become even more competitive as a result of legislative, regulatory and technological changes and the continued consolidation of the industry. Technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic funds transfer and automatic payment systems. Also, investment banks and insurance companies are competing in more banking businesses such as syndicated lending and consumer banking. Many of Marshall & Ilsley’s competitors are subject to fewer regulatory constraints and have lower cost structures. Marshall & Ilsley expects the consolidation of the banking and financial services industry to result in larger, better-capitalized companies offering a wide array of financial services and products.

Federal and state agency regulation could increase Marshall & Ilsley’s cost structures or have other negative effects on Marshall & Ilsley.

Marshall & Ilsley, its subsidiary banks and many of its non-bank subsidiaries are heavily regulated at the federal and state levels. This regulation is designed primarily to protect consumers, depositors and the banking system as a whole, not stockholders. Congress and state legislatures and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Marshall & Ilsley in substantial and unpredictable ways, including limiting the types of financial services and products Marshall & Ilsley may offer, increasing the ability of non-banks to offer competing financial services and products and/or increasing Marshall & Ilsley’s cost structures. Also, Marshall & Ilsley’s failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies and damage to its reputation.

Marshall & Ilsley is subject to examinations and challenges by tax authorities, which, if not resolved in Marshall & Ilsley’s favor, could adversely affect Marshall & Ilsley’s financial condition and results of operations and cash flows.

In the normal course of business, Marshall & Ilsley and its affiliates are routinely subject to examinations and challenges from federal and state tax authorities regarding the amount of taxes due in connection with investments it has made and the businesses in which it is engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in Marshall & Ilsley’s favor, they could have an adverse effect on Marshall & Ilsley’s financial condition and results of operations and cash flows.

Consumers may decide not to use banks to complete their financial transactions, which could result in a loss of income to Marshall & Ilsley.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks at one or both ends of the transaction. For example, consumers can now pay bills and transfer funds directly without banks. The process of eliminating banks as intermediaries, known as disintermediation, could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits.

Maintaining or increasing Marshall & Ilsley’s market share depends on market acceptance and regulatory approval of new products and services and other factors, and Marshall & Ilsley’s failure to achieve such acceptance and approval could harm its market share.

Marshall & Ilsley’s success depends, in part, on its ability to adapt its products and services to evolving industry standards and to control expenses. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce Marshall & Ilsley’s net interest margin and revenues from its fee-based products and services. In addition, Marshall & Ilsley’s success depends in part on its ability to generate significant levels of new business in its existing markets and in identifying and penetrating markets. Growth rates for card-based payment transactions and other product markets may not continue at recent levels. Further, the widespread adoption of new technologies, including Internet-based services, could require Marshall & Ilsley to make substantial expenditures to modify or adapt its existing products and services or render Marshall & Ilsley’s existing products obsolete. Marshall & Ilsley may not successfully introduce new products and services, achieve market acceptance of its products and services, develop and maintain loyal customers and/or break into targeted markets.

Marshall & Ilsley relies, and New Marshall & Ilsley will rely, on dividends from its subsidiaries for most of its revenue, and the banking subsidiaries hold a significant portion of their assets indirectly.

Marshall & Ilsley is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from its subsidiaries and Marshall & Ilsley is dependent on these dividends as the principal source of funds to pay dividends on Marshall & Ilsley’s common stock and interest on its debt, if any. These dividends will continue to be the principal source of funds to pay dividends on New Marshall & Ilsley’s common stock and interest on its debt, if any. The payment of dividends by a subsidiary is subject to federal law restrictions as well as to the laws of the subsidiary’s state of incorporation. Also, a parent company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In addition, Marshall & Ilsley’s bank and savings association subsidiaries hold a significant portion of their mortgage loan and investment portfolios indirectly through their ownership interests in direct and indirect subsidiaries.

Marshall & Ilsley depends on the accuracy and completeness of information about customers and counterparties, and inaccurate or incomplete information could negatively impact Marshall & Ilsley’s financial condition and results of operations.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, Marshall & Ilsley may rely on information provided to it by customers and counterparties, including financial statements and other financial information. Marshall & Ilsley may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to a business, Marshall & Ilsley may assume that the customer’s audited financial statements conform with generally accepted accounting principles, or “GAAP”, and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Marshall & Ilsley may also rely on the audit report covering those financial statements. Marshall & Ilsley’s financial condition and results of operations could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP or that are materially misleading.

Marshall & Ilsley’s accounting policies and methods are the basis on which Marshall & Ilsley reports its financial condition and results of operations, and they may require management to make estimates about matters that are inherently uncertain.

Marshall & Ilsley’s accounting policies and methods are fundamental to the manner in which Marshall & Ilsley records and reports its financial condition and results of operations. Marshall & Ilsley’s management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management’s judgment as to the most appropriate manner in which to record and report Marshall & Ilsley’s financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in Marshall & Ilsley’s reporting materially different amounts than would have been reported under a different alternative.

Marshall & Ilsley has identified four accounting policies as being “critical” to the presentation of its financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These critical accounting policies relate to: (1) the allowance for loan and lease losses; (2) capitalized software and conversion costs; (3) financial asset sales and securitizations; and (4) income taxes. It is expected that these accounting policies, other than the policies with respect to capitalized software and conversion costs, will be “critical” to New Marshall & Ilsley after consummation of the transactions. Because of the inherent uncertainty of estimates about these matters, no assurance can be given that the application of alternative policies or methods might not result in Marshall & Ilsley’s reporting materially different amounts.

More information on Marshall & Ilsley’s critical accounting policies is contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) beginning on page [•].

Changes in accounting standards could adversely affect Marshall & Ilsley’s reported financial results.

The bodies that set accounting standards for public companies, including the Financial Accounting Standards Board (“FASB”), the SEC and others, periodically change or revise existing interpretations of the accounting and reporting standards that govern the way that Marshall & Ilsley reports its financial condition and results of operations. These changes can be difficult to predict and can materially impact Marshall & Ilsley’s reported financial results. In some cases, Marshall & Ilsley could be required to apply a new or revised accounting standard, or a revised interpretation of an accounting standard, retroactively, which could have a negative impact on reported results or result in the restatement of Marshall & Ilsley’s financial statements for prior periods.

Marshall & Ilsley has an active acquisition program, which involves risks related to integration of acquired companies or businesses and the potential for the dilution of the value of Marshall & Ilsley stock.

Marshall & Ilsley regularly explores opportunities to acquire banking institutions, financial technology providers and other financial services providers. Marshall & Ilsley cannot predict the number, size or timing of future acquisitions. Marshall & Ilsley typically does not publicly comment on a possible acquisition or business combination until it has signed a definitive agreement for the transaction. Once Marshall & Ilsley has signed a definitive agreement, transactions of this type are generally subject to regulatory approvals and other customary conditions. There can be no assurance Marshall & Ilsley will receive such regulatory approvals without unexpected delays or conditions or that such conditions will be timely met to Marshall & Ilsley’s satisfaction, or at all.

Difficulty in integrating an acquired company or business may cause Marshall & Ilsley not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. Specifically, the integration process could result in higher than expected deposit attrition (run-off), loss of customers and key employees, the disruption of Marshall & Ilsley’s business or the business of the acquired company, or otherwise adversely affect Marshall & Ilsley’s ability to maintain existing relationships with clients, employees and suppliers or to enter into new business relationships. Marshall & Ilsley may not be able to successfully leverage the combined product offerings to the combined customer base. These factors could contribute to Marshall & Ilsley not achieving the anticipated benefits of the acquisition within the desired time frames, if at all.

Future acquisitions could require Marshall & Ilsley, or New Marshall & Ilsley after the consummation of the transactions, to issue stock, to use substantial cash or liquid assets or to incur debt. In such cases, the value of Marshall & Ilsley stock or New Marshall & Ilsley stock could be diluted and they could become more susceptible to economic downturns and competitive pressures.

New Marshall & Ilsley will be restricted in its ability to issue equity for at least two years following completion of the transactions, which could limit its ability to make acquisitions or to raise capital required to service its debt and operate its business.

The amount of equity that New Marshall & Ilsley can issue to make acquisitions (excluding acquisitions with respect to which New Marshall & Ilsley can prove the absence of “substantial negotiations” during applicable safe harbor periods) or raise additional capital will be limited for at least two years following completion of the transaction, except in limited circumstances. See “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions” beginning on page [•]. These limitations may restrict the ability of New Marshall & Ilsley to carry out its business objectives and to take advantage of opportunities such as acquisitions that could supplement or grow Marshall & Ilsley’s business.

Marshall & Ilsley is dependent on senior management, and the loss of service of any of Marshall & Ilsley’s senior executive officers could cause Marshall & Ilsley’s business to suffer.

Marshall & Ilsley’s continued success depends to a significant extent upon the continued services of its senior management. The loss of services of any of Marshall & Ilsley’s senior executive officers could cause Marshall & Ilsley’s business to suffer. In addition, Marshall & Ilsley’s success depends in part upon senior management’s ability to implement Marshall & Ilsley’s business strategy.

Marshall & Ilsley’s stock price can be volatile.

Marshall & Ilsley’s stock price can fluctuate widely in response to a variety of factors including:

•	actual or anticipated variations in Marshall & Ilsley’s quarterly results;

•	new technology used or services offered by Marshall & Ilsley’s competitors;

•	unanticipated losses or gains due to unexpected events, including losses or gains on securities held for investment purposes;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Marshall & Ilsley or its competitors;

•	changes in accounting policies or practices;

•	failure to integrate Marshall & Ilsley’s acquisitions or realize anticipated benefits from Marshall & Ilsley’s acquisitions;

•	changes in government regulations; or

•	credit quality ratings.

General market fluctuations, industry factors and general economic and political conditions, such as economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, also could cause Marshall & Ilsley’s stock price to decrease regardless of its operating results.

Marshall & Ilsley may be a defendant in a variety of litigation and other actions, which may have a material adverse effect on its business, operating results and financial condition.

Marshall & Ilsley and its subsidiaries may be involved from time to time in a variety of litigation arising out of Marshall & Ilsley’s business. Marshall & Ilsley’s insurance may not cover all claims that may be asserted against it, and any claims asserted against Marshall & Ilsley, regardless of merit or eventual outcome, may harm Marshall & Ilsley’s reputation. Should the ultimate judgments or settlements in any litigation exceed Marshall & Ilsley’s insurance coverage, they could have a material adverse effect on Marshall & Ilsley’s business, operating results and financial condition and cash flows. In addition, Marshall & Ilsley may not be able to obtain appropriate types or levels of insurance in the future, nor may Marshall & Ilsley be able to obtain adequate replacement policies with acceptable terms, if at all.

Risks Relating to Metavante and New Metavante

In addition to the risks set forth under “—Risks Relating to the Transactions,” New Metavante, together with Metavante and its other subsidiaries, will also face the following risks in connection with its business.

Ongoing consolidation within the banking and financial services industry could adversely affect financial results.

Ongoing consolidation within the banking and financial services industry could result in a smaller number of purchasers for Metavante’s products and services. As banks and other financial services providers consolidate, they may experience a realignment of management responsibilities and a reexamination of strategic and purchasing decisions and Metavante may lose relationships with key constituencies within its clients’ organizations due to budget cuts, layoffs or other disruptions. In addition, acquiring institutions may have their own in-house systems or outsource to competitors. The loss of business due to consolidation, in particular the loss of a large client due to consolidation, such as New Marshall & Ilsley, could have a material adverse effect on New Metavante’s business, operating results and financial condition.

Effect of business cycles and other risks in the banking industry.

Metavante’s revenues are heavily dependent on services it provides to the banking industry and related financial service providers. To the extent that the health and stability of the banking industry are adversely affected by business cycles in general or business conditions that affect the banking industry in particular, Metavante’s revenues and profits may also be adversely affected due to reduced expenditures for Metavante’s products and services by banks and related financial service providers. In addition, Metavante’s revenue and profits, including organic growth, are dependent on its banking clients’ ability to acquire, activate and retain customers.

New Metavante’s accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which it will be subject following the transactions. If New Metavante is unable to achieve and maintain effective internal controls, its business, financial position and results of operations could be adversely affected.

Metavante’s financial results previously were included within the consolidated results of Marshall & Ilsley and its reporting and control systems were appropriate for those of a subsidiary of a public company. However, Metavante was not directly subject to reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. As a result of the transactions, New Metavante will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require an annual management assessment of the effectiveness of New Metavante’s internal control over financial reporting and a report by New Metavante’s independent registered public accounting firm addressing such assessments. Although Metavante has been subject to this type of review as a subsidiary of Marshall & Ilsley, the level of review required as an independent company will be higher in the future due to Metavante’s smaller size and a consequent lower level of materiality in the review process. These reporting and other obligations will place significant demands on New Metavante’s management and administrative and operational resources, including accounting resources.

To comply with these requirements, it is anticipated that New Metavante will need to upgrade its systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional legal, accounting and finance staff. If New Metavante is unable to upgrade its financial and management controls, reporting systems, information technology and procedures and hire additional staff in a timely and effective fashion, New Metavante’s ability to comply with its financial reporting requirements and other rules that apply to reporting companies could be impaired. In addition, if New Metavante is unable to conclude that its internal control over financial reporting is effective (or if the auditors are unable to attest that management’s report is fairly stated or they are unable to express an opinion on management’s assessment or on the effectiveness of the internal controls), New Metavante could lose investor confidence in the accuracy and completeness of its financial reports. Therefore any failure to achieve and maintain effective internal controls could have an adverse effect on New Metavante’s business, financial position and results of operations.

New Metavante has no history as a stand-alone public company and may be unable to make the changes necessary to operate effectively as a public entity.

There can be no assurance that the separation from Marshall & Ilsley and the resulting absence of general administrative assistance will not have an adverse impact on the business, financial condition and results of operations of New Metavante. Following completion of the transactions, apart from a limited number of services to be provided by Marshall & Ilsley to New Metavante on a transitional basis, New Marshall & Ilsley will have no obligation to provide financial, operational, organizational or any other assistance to New Metavante, Metavante or any of New Metavante’s or Metavante’s subsidiaries. Among other things, as an independent entity, New Metavante will be subject to, and responsible for, regulatory compliance, including periodic and other public filings with the SEC and compliance with listing requirements, as well as generally applicable tax and accounting rules. New Metavante may not be able to implement successfully the changes necessary to operate as an independent public entity.

New Metavante will be dependent upon New Marshall & Ilsley and New Metavante’s distributors for a significant portion of its business.

Metavante derives a significant portion of its revenues from Marshall & Ilsley and its subsidiaries and after consummation of the transactions New Metavante will continue to derive a significant portion of its revenues from New Marshall & Ilsley and its subsidiaries. For the year ended December 31, 2006, and the three months ended March 31, 2007, revenues from Marshall & Ilsley represented approximately 8.1% and 8.0% of New Metavante’s total revenues, respectively. New Marshall & Ilsley is expected to continue to be a significant client. If Metavante were to lose New Marshall & Ilsley as a client, New Metavante’s business, operating results and financial condition would be materially adversely affected.

Metavante has agreed to provide technology outsourcing and payment services to New Marshall & Ilsley through July 1, 2014, under a technology outsourcing agreement. In addition, under a separate subcontractor agreement, New Marshall & Ilsley has agreed to provide services as a Metavante subcontractor for Metavante’s business process outsourcing and item processing customers through July 1, 2014. Under the trust services agreement in effect through July 1, 2014, New Marshall & Ilsley has agreed to promote Metavante’s trust processing services in conjunction with its custodial services and Metavante will promote New Marshall & Ilsley’s custodial services in conjunction with its trust processing services.

Metavante has entered into non-exclusive distribution agreements with several home banking providers, all of which resell its electronic bill payment services as part of their home banking offerings. To the extent that acquisitions or other consolidations occur within this industry, the demand for Metavante’s services may be adversely affected.

Debt incurred in connection with the transactions could adversely affect New Metavante’s operations and financial condition.

New Metavante will have significant debt as a result of the transactions. New Metavante and/or one or more of its subsidiaries will incur approximately $1.75 billion of debt and will have a $250 million revolving credit facility. In addition, debt incurred in connection with the transactions generally will be at higher rates of interest than Marshall & Ilsley would have paid. On a pro forma basis, assuming that the financings occurred on March 31, 2007, New Metavante would have had approximately $1.75 billion of outstanding indebtedness.

Such indebtedness, coupled with the restrictions on the ability of New Metavante to issue equity securities following completion of the transactions without jeopardizing the intended tax consequences of the transactions, could have adverse consequences for New Metavante’s business, financial condition and results of operations, such as:

•	making more difficult the satisfaction of its obligations to its lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	limiting its ability to obtain additional financing to fund growth, working capital, capital expenditures, debt service requirements, acquisitions or other cash requirements;

•	limiting its operational flexibility in planning for or reacting to changing conditions in its business and industry;

•

requiring dedication of a substantial portion of its cash flows from operations to make payments on its debt, which would reduce the availability of such cash flows to fund working capital, capital expenditures and other general corporate purposes;

•

limiting its ability to compete with companies that are not as highly leveraged, or whose debt is at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns; and

•

increasing its vulnerability to economic downturns and changing market conditions or preventing New Metavante from carrying out capital spending that is necessary or important to its growth strategy and efforts to improve operating margins.

New Metavante expects to pay its expenses and to pay the principal and interest on its or its subsidiaries’ outstanding debt with funds generated by its operations. New Metavante’s ability to meet its expenses and debt service obligations will depend on its future performance, which will be affected by the factors discussed in this section, among others. If New Metavante does not have enough money to pay its debt service obligations, it may be required to refinance all or part of its existing debt, sell assets or borrow more money. New Metavante may not be able to, at any given time, refinance its debt, sell assets or borrow more money on terms acceptable to it or at all, the failure to do any of which could have adverse consequences for New Metavante’s business, financial condition and results of operations.

The agreements governing indebtedness that New Metavante expects to enter into in connection with the transactions will contain restrictions and limitations that could significantly impact New Metavante’s ability to operate its business.

New Metavante expects that the agreements governing the indebtedness that it and/or its subsidiaries will incur in connection with the transactions will contain covenants that, among other things, will limit the ability of New Metavante and/or one or more of its subsidiaries to incur additional debt or guaranties, grant liens, pay dividends or redeem stock, make investments or acquisitions, sell assets, engage in affiliate transactions, prepay or change the terms of certain debt, change its lines of business, the ratio of debt to EBITDA, and the uses of its cash flow, asset sales, or other debt.

Various risks, uncertainties and events beyond New Metavante’s control could affect its ability to comply with the covenants contained in the credit agreement. Failure to comply with any of the covenants in existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, New Metavante might not have sufficient funds or other resources to satisfy all of its obligations. In addition, the limitations imposed by financing agreements on the ability of New Metavante and/or its subsidiaries to incur additional debt and to take other actions might significantly impair their ability to obtain other financing. New Metavante and/or its subsidiaries cannot assure you that they will be granted waivers or amendments to these agreements if for any reason they are unable to comply with these agreements, or that they will be able to refinance their debt on terms acceptable to New Metavante, or at all.

Although the terms of its credit agreement have not been finalized and are subject to changes that may be material, New Metavante expects that restrictions in the credit agreement may prevent New Metavante and/or its subsidiaries from taking actions that would be in the best interest of its business, and may make it difficult successfully to execute its business strategy or effectively compete with companies that are not similarly restricted.

New Metavante and/or its subsidiaries may also incur future debt obligations that might subject them to additional restrictive covenants that could affect New Metavante’s financial and operational flexibility. In particular, New Metavante may not be subject to some or all of the restrictions on incurrence of indebtedness to which Metavante and/or one or more of its subsidiaries will be subject under the credit agreement. If additional debt is added to the debt levels that will exist upon completion of the transactions, the related risks that New Metavante now faces would increase.

New Metavante cannot assure you that it and its subsidiaries will be able to generate sufficient cash flow needed to service their indebtedness.

New Metavante’s ability to make scheduled payments on its indebtedness and to fund planned capital expenditures will depend on the ability of New Metavante and its subsidiaries to generate cash flow in the future. New Metavante’s future performance is subject to a number of risks that are beyond its control, including those discussed in this section. In addition, New Metavante’s ability to borrow funds in the future will depend on the satisfaction of the covenants in New Metavante’s credit facilities and its other debt agreements and other financing arrangements it or New Metavante may enter into in the future. In the event that the credit facilities need to be refinanced, New Metavante cannot assure you that it will be able to do so or obtain additional financing, particularly because of its anticipated high levels of debt and the debt incurrence restrictions imposed by its debt agreements, as well as prevailing market conditions. New Metavante cannot assure you that its business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable New Metavante to service its debt and fund its other liquidity needs.

If New Metavante’s cash flow and capital resources are insufficient to fund its debt service obligations, New Metavante may be forced to reduce or delay capital expenditures, sell assets or seek to obtain additional equity capital, or refinance its indebtedness or obtain additional financing. In the future, New Metavante’s cash flow and capital resources may not be sufficient for payments of interest on and principal of its debt and there can be no assurance that any of, or a combination of, such alternative measures would provide New Metavante with sufficient cash flows. In addition, such alternative measures could have an adverse effect on New Metavante’s business, financial condition and results of operations. New Metavante will generally be unable to generate significant cash flow from the issuance of equity for at least two years following completion of the transaction.

In the absence of sufficient operating results and resources, New Metavante could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations or otherwise risk default under the agreements governing its indebtedness. These agreements are expected to restrict New Metavante’s ability to dispose of assets and restrict the use of proceeds from any such dispositions. If such sales are required, New Metavante cannot be sure as to the timing of such sales or adequacy of the proceeds that it could realize therefrom.

An increase in interest rates would increase the cost of servicing New Metavante’s debt and could reduce New Metavante’s profitability.

The debt that New Metavante will incur in connection with the transactions under the credit facilities will bear interest at variable rates. As a result, an increase in interest rates, whether because of an increase in market interest rates or a decrease in New Metavante’s creditworthiness, would increase the cost of servicing New Metavante’s debt and could materially reduce New Metavante’s profitability and cash flows. The impact of such an increase would be more significant for New Metavante than it would be for less leveraged companies because of its subsidiaries’ substantial debt.

Metavante faces intense competition in all areas of its business.

The markets for Metavante’s products and services are intensely competitive and it expects to face increased competition in the future as new companies enter the market and existing competitors expand their product lines and services.

Competitors vary in size and in the scope and breadth of their products and services. Some current and potential competitors have better name recognition and significantly greater resources, and many competitors are consolidating, creating larger competitors with even greater resources and broader product lines. In addition, many of these competitors have established, or may in the future establish, cooperative relationships or strategic alliances among themselves or with third parties to compete with Metavante’s products and services. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire market share to New Metavante’s detriment.

Metavante will also face competition from its clients and potential clients who develop their own financial services offerings. Metavante’s inability to compete successfully in light of these competitive pressures could result in a material adverse effect on its business, operating results and financial condition.

Metavante faces intense pricing pressure in obtaining and retaining its larger clients. Larger clients are often able to seek price reductions from Metavante when they renew a contract, when a contract is extended, when service or performance issues arise with the client, or when the client’s business has significant volume changes. On some occasions, this pricing pressure results in lower revenue from a client than Metavante had anticipated based on its previous agreement with that client. This reduction in revenue can result in a material adverse effect on New Metavante’s business, operating results and financial condition.

Failure to renew client contracts on favorable terms could result is loss of clients and adversely affect results of operations and financial condition.

Failure to effect renewal of client contracts on favorable terms could have an adverse effect on Metavante’s business. Metavante’s contracts with customers generally run for several years and provide for early termination fees. Terms are generally renegotiated prior to the end of a contract’s term. If New Metavante is not successful in achieving a high rate of contract renewals on favorable terms, its results of operations and financial condition could be adversely affected.

Damage to the data centers on which Metavante relies could harm its business.

Metavante’s data centers are an integral part of its business. Damage to the data centers due to acts of terrorism, fire, power loss, telecommunications failure and other causes could have a material adverse effect on New Metavante’s business, operating results and financial condition. In addition, because Metavante relies on the integrity of the data it processes, if this data is incorrect or somehow tainted, client relations and confidence in Metavante’s services could be impaired, which would harm its business.

Failures in outsourcing or transaction processing facilities could adversely affect Metavante’s business and reputation.

An operational failure in its outsourcing or transaction processing facilities could cause Metavante to lose business. Damage or destruction that interrupts Metavante’s services to customers could damage its relationship with customers and may require it to incur substantial additional expense to repair or replace damaged equipment and recover data loss caused by the interruption. Metavante has installed back-up systems and procedures to prevent or reduce disruption, but such steps may not be sufficient to prevent an interruption of services. An interruption that lasts more than several hours could cause Metavante to experience a reduction in revenues as a result and could have a negative impact on its reputation and business.

Network operational difficulties or security problems with its systems could damage Metavante’s reputation and business.

Metavante depends on the reliable operation of network connections from its clients and its clients’ end users to its systems. These networks are owned and operated by third party telecommunications companies. Any operational problems or outages in these systems could cause Metavante to be unable to process transactions for its clients and its clients’ end users, resulting in decreased revenues. In addition, any system delays, failures or loss of data, whatever the cause, could reduce client satisfaction with Metavante’s products and services and harm its financial results.

Metavante also depends on the security of its systems. Metavante’s networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Metavante transmits confidential financial information in providing its services. In addition, under agreements with certain customers, Metavante may be financially liable if consumer data is compromised while in Metavante’s possession, regardless of the safeguards Metavante may have instituted. A material security problem affecting Metavante could damage its reputation, deter financial services providers from purchasing its products, deter their customers from using its products or result in liability to Metavante. Any material security problem affecting New Metavante’s competitors could affect the marketplace’s perception of online banking, bill payment, and electronic commerce service in general and have the same effects.

Lack of system integrity or credit quality related to Metavante’s funds settlement could result in a financial loss.

Metavante settles funds on behalf of financial institutions, other businesses and consumers and receives funds from clients, card issuers, payment networks and consumers on a daily basis for a variety of transaction types. Transactions facilitated by Metavante include debit card, credit card and electronic bill payment transactions, supporting consumers, financial institutions and other businesses. These payment activities rely upon the technology infrastructure that facilitates the verification of activity with counterparties and the facilitation of the payment. If the continuity of operations or integrity of processing were compromised this could result in a financial loss to Metavante due to a failure in payment facilitation. In addition, Metavante may issue credit to consumers, financial institutions or other businesses as part of the funds settlement. A default on this credit by a counterparty could result in a financial loss to Metavante.

A failure to comply with privacy regulations could adversely affect relations with customers and have a negative impact on business.

In the course of providing services to its customers, Metavante may collect, process and retain sensitive and confidential information on its customers and their clients. A failure of Metavante’s security facilities and systems due to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar causes could result in the misappropriation, loss or other unauthorized disclosure of confidential customer information. Any such failure could result in damage to Metavante’s reputation with its customers, expose it to the risk of litigation and liability, disrupt its operations, and negatively impact its business, results of operations, and financial condition.

Changes in the network pricing and transaction routing strategies of NYCE Payments Network, LLC, a subsidiary of Metavante, could adversely affect NYCE’s revenue and Metavante’s results of operations.

The transaction volume and the corresponding revenues of NYCE, a subsidiary of Metavante, are driven in large measure by NYCE’s execution of long-term strategies for network pricing (including interchange and network fees) and transaction routing. As the debit and electronic payments marketplace continues to shift and mature, it may be necessary for NYCE to pursue alternate pricing and/or transaction routing strategies. Any significant changes to NYCE’s current pricing and/or transaction routing strategies would likely be implemented over a transitional phase. Such changes could result in reductions of participant card base, reductions in merchant acceptance, and the potential for transaction misrouting during the transitional phase, any of which would adversely affect NYCE’s revenue and Metavante’s results of operations.

If Metavante is unable to keep pace with evolving technology and changes in the financial services industry, its revenues and future prospects may decline.

The markets for Metavante’s products and services are characterized by rapid technological change, frequent new product introductions and evolving industry standards. The introduction of products and services embodying new technologies and the emergence of new industry standards can render existing products and services obsolete and unmarketable in short periods of time. Metavante expects new products and services, and enhancements to existing products and services, to be developed and introduced by others, which will compete with the products and services that Metavante offers. The life cycles of Metavante’s products and services are subject to dramatic shifts. Its future success will depend upon its ability to enhance current products and services, to develop and introduce new products and services that keep pace with technological developments and emerging industry standards, to maintain existing and establish new business relationships to help it develop and implement new technologies and to address the increasingly sophisticated needs of its clients. There can be no assurance that Metavante will be successful in developing and marketing new products and services or producing enhancements that meet these changing demands, that it will be able to overcome difficulties that could delay or prevent the successful development, introduction and marketing of these products and services, that it will be able to maintain or derive the anticipated benefit from its existing business relationships or be able to establish new relationships or that its new products and services and enhancements will adequately meet the demands of the marketplace and achieve market acceptance. If Metavante is unable to develop and introduce new products and services or enhancements in a timely manner, or if a release of a new product or service does not achieve market acceptance, its business, operating results and financial condition could be materially adversely affected.

If New Metavante is unable to continue to make acquisitions, its growth may be limited.

A significant part of Metavante’s growth has come through acquisitions and a key component of its growth strategy is based on its ability to make future acquisitions. As part of its acquisition strategy, Metavante may pursue acquisitions of greater size than recently completed, with public or private companies, headquartered in the United States or internationally, or in industries outside of Metavante’s core business. Certain of these acquisitions could occur prior to the consummation of the transactions. Metavante may be unable to identify suitable acquisition targets or successfully complete acquisitions in the future due to the absence of quality companies, economic conditions, or price expectations from sellers. If New Metavante is unable to complete additional acquisitions for these or other reasons, its growth may be limited.

Acquisitions may be difficult to integrate, divert management resources or dilute shareholder value.

Metavante has undertaken strategic acquisitions in the past and in the future New Metavante may acquire or make investments in complementary companies, products and/or technologies. Future acquisitions could pose numerous risks to New Metavante’s operations, including:

•	problems integrating the purchased operations, personnel, technologies or products,

•	inability of the acquired business to achieve anticipated revenues, earnings or cash flow,

•	unanticipated costs,

•	diversion of resources and management attention from New Metavante’s core businesses,

•	adverse effects on existing business relationships with suppliers and clients and on Metavante’s ability to enter into new business relationships,

•	entry into markets in which New Metavante has limited or no prior experience, and

•	potential loss of key employees, particularly those of the acquired organization.

The amount of equity that New Metavante can issue to make acquisitions or raise additional capital will be limited for at least two years following the completion of the transactions, which will limit availability of equity to fund acquisitions during that time period. Also, because New Metavante and/or its subsidiaries will have significant indebtedness and the agreements governing that indebtedness will contain limits on their ability to incur additional debt, New Metavante may be unable to finance acquisitions that would increase its growth or improve its financial and competitive position. To the extent that debt financing is available to finance acquisitions, New Metavante’s net indebtedness could be increased as a result of any acquisitions. In addition, the use of equity to finance acquisitions could dilute the interests of New Metavante shareholders.

Foreign currency fluctuations could adversely affect sales and profits and the valuation of international operations.

Metavante may continue to make acquisitions of companies and obtain application and product development resources outside of the United States. Revenues derived from operations outside of the United States are subject to the risk of fluctuations in foreign currency, which can have an adverse impact on Metavante’s sales and profits as amounts that are measured in foreign currencies are translated back to U.S. dollars. Any increase in the value of the U.S. dollar in relation to the value of the local currency will adversely affect Metavante’s revenues from its foreign operations when translated into U.S. dollars. Any decrease in the value of the U.S. dollar in relation to the value of the local currency will increase Metavante’s cost of foreign acquisitions and the cost of development of its foreign operations to the extent that such costs are payable in foreign currency. Similarly, currency fluctuations can have material effects on the valuation of Metavante’s foreign operations or the costs associated with foreign research and development.

Metavante may not be able to protect its intellectual property and it may be subject to infringement claims.

Metavante relies on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect its proprietary technology. Despite Metavante’s efforts to protect its intellectual property, third parties may infringe or misappropriate its intellectual property or may develop competitive software or technology. Metavante’s competitors may independently develop similar technology, duplicate its products or services or design around Metavante’s intellectual property rights. Metavante may have to litigate to enforce and protect its intellectual property rights, trade secrets and know-how or to determine their scope, validity or enforceability, which is expensive and could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm Metavante’s business and ability to compete.

The financial services industry has been subject to claims of patent infringement relating to areas of check imaging, online banking and bill payment, and use of voice recognition units. Metavante may be subject to costly litigation in defending itself and its clients against such claims.

Metavante also may be subject to costly litigation in the event its products or technology infringe upon another party’s proprietary rights. Third parties may have, or may eventually be issued, patents and that would be infringed by Metavante’s products or technology. Any of these third parties could make a claim of infringement against Metavante with respect to its products or technology. Metavante may also be subject to claims by third parties for breach of copyright, trademark or license usage rights. Any such claims and any resulting litigation could subject Metavante to significant liability for damages. An adverse determination in any litigation of this type could require Metavante to design around a third party’s patent or to license alternative technology from another party. In addition, litigation is time consuming and expensive to defend and could result in the diversion of the time and attention of management and employees. Any claims from third parties may also result in limitations on Metavante’s ability to use the intellectual property subject to these claims.

Litigation relating to Metavante’s products could be costly and time consuming to defend.

Since Metavante’s products are used to deliver services that are integral to its clients’ businesses, errors, defects or other performance problems could result in financial or other damages to its clients. Product liability litigation arising from these errors, defects or problems, even if Metavante were successful, would be time consuming and costly to defend. Existing or future laws or unfavorable judicial decisions could negate any limitations of liability provisions that are included in Metavante’s agreements with its clients.

Metavante is dependent on senior management; failure to attract and retain skilled technical employees could harm its ability to grow.

Metavante’s future success will also depend in large part upon its ability to attract and retain highly skilled technical personnel. Because the development of its products and services requires knowledge of computer hardware, operating system software, system management software and application software, its technical personnel must be proficient in a number of disciplines. Competition for such technical personnel is intense, and Metavante’s failure to hire and retain talented personnel could have a material adverse effect on its business, operating results and financial condition.

Metavante’s future growth, if any, will also require additional sales and marketing, financial and administrative personnel to develop and support new products and services, to enhance and support current products and services and to expand operational and financial systems. There can be no assurance that it will be able to attract and retain the necessary personnel to accomplish its growth strategies and it may experience constraints that could adversely affect its ability to satisfy client demand in a timely fashion.

Metavante’s senior management team has significant experience in the financial services industry, either at Metavante or with clients or competitors, and the loss of this leadership could have a material adverse effect on Metavante’s business operating results and financial condition.

Government regulation of the Internet and the financial services industry could harm Metavante’s business.

As the Internet continues to evolve, government regulation of communications and commerce over the Internet is becoming more prevalent. Congress also adopted legislation imposing obligations on financial institutions to develop privacy policies, restrict the sharing of non-public customer data with non-affiliated third parties at the customer’s request and establish procedures and practices to protect and secure customer data. These privacy provisions, which apply to Metavante’s financial institution clients and may apply to Metavante, as well as other laws and regulations that are currently in existence or may be adopted which govern communications and commerce over the Internet, could limit the market for Internet-based financial services, impose liability for the transmission of protected data and increase expenses.

The financial services industry is subject to extensive and complex federal and state regulation, and financial institutions operate under high levels of governmental supervision. Metavante’s clients must ensure that its services and related products work within the extensive and evolving regulatory requirements applicable to them. Federal, state or foreign authorities could adopt laws, rules or regulations affecting client businesses which could lead to increased operating costs and could also reduce the convenience and functionality of Metavante’s products and services, possibly resulting in reduced market acceptance.

Metavante’s intercompany agreements with New Marshall & Ilsley may be more or less favorable than agreements negotiated at arms-length with independent parties.

New Metavante has entered into various agreements with New Marshall & Ilsley relating to the organization of its business as a separate entity from New Marshall & Ilsley, as well as other agreements pursuant to which New Metavante will provide services to New Marshall & Ilsley as a client. All of these agreements were negotiated in the overall context of New Metavante’s separation from Marshall & Ilsley. As a result, these agreements may have terms and conditions that may be more or less favorable to New Metavante than agreements that are negotiated at arms-length with independent parties. There can be no assurance that the prices charged to New Metavante pursuant to those agreements under which New Marshall & Ilsley will provide a service to New Metavante, and the prices charged by New Metavante pursuant to those agreements under which New Metavante will provide a service to New Marshall & Ilsley, are the same as the prices that Metavante would be required to pay to, or the prices that it would be able to receive from, third parties for similar services.

Substantial sales of common stock may occur in connection with the distribution, which could cause New Metavante’s stock price to decline.

Substantially all of the shares of New Metavante’s common stock that will be distributed in the share distribution will be eligible for immediate resale in the public market. New Metavante is unable to predict whether significant amounts of its common stock will be sold in the open market in anticipation of, or following, this distribution. New Metavante is also unable to predict whether a sufficient number of buyers would be in the market at that time.

Some of the institutional shareholders who receive New Metavante’s common stock in the distribution may not be able to hold the stock because of restrictions on the types of investments they may make, or they may simply not want the stock for a variety of other reasons. Sales of substantial amounts of common stock in the public market, or the perception that such sales might occur because of the distribution or otherwise, could harm the market price of New Metavante’s stock.

New Metavante is a holding company, with no operations of its own, and depends on its subsidiaries for cash.

New Metavante is a holding company and following the transactions it will not have any material assets or operations other than ownership of equity interests of Metavante. New Metavante’s operations are conducted almost entirely through its subsidiaries, and its ability to generate cash to meet its obligations or to pay dividends is highly dependent on the earnings of, and receipt of funds from, its subsidiaries through dividends or intercompany loans. Further, the terms of agreements governing New Metavante and/or its subsidiaries’ indebtedness may restrict the ability of New Metavante’s subsidiaries to pay dividends or otherwise transfer assets to New Metavante. Furthermore, New Metavante and its subsidiaries may be able to incur substantial additional indebtedness in the future that may severely restrict or prohibit its subsidiaries making distributions, paying dividends or making loans to it. In addition, Wisconsin law may impose requirements that may restrict New Metavante’s ability to pay dividends to holders of its common stock.

New Metavante will be restricted in its ability to issue equity for at least two years following completion of the transactions, which could limit its ability to make acquisitions or to raise capital required to service its debt and operate its business.

The amount of equity that New Metavante can issue to make acquisitions (excluding acquisitions with respect to which New Metavante can prove the absence of “substantial negotiations” during applicable safe harbor periods) or raise additional capital will be limited for at least two years following completion of the transaction, except in limited circumstances. See “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions” beginning on page [•]. These limitations may restrict the ability of New Metavante to carry out its business objectives and to take advantage of opportunities such as acquisitions that could supplement or grow the Metavante business. In addition, because New Metavante and/or its subsidiaries will have approximately $1.75 billion in debt upon completion of the transactions, and the agreements governing its indebtedness will contain limits on its ability to incur additional debt, the inability to raise even a small amount of equity capital at a time when New Metavante needs additional capital could have a material adverse effect on the ability of New Metavante to service its debt and operate its business.

The voting power of New Metavante’s principal shareholder may discourage third party acquisitions of New Metavante at a premium.

Investor will own 25% of the shares of New Metavante following the consummation of the transactions and will have a stock purchase right to acquire additional shares under certain circumstances in order to maintain its 25% ownership. Pursuant to the shareholders agreement to be entered into by New Metavante and Investor upon completion of the transactions and the amended and restated by-laws of New Metavante to be adopted prior to completion of the transactions, Investor will have the right to name three of New Metavante’s initial 11 directors, and Investor’s rights to nominate a specified number of directors will continue so long as it owns a specified amount of New Metavante common stock. The shareholders agreement will also provide Investor with preemptive rights to purchase its pro rata shares of any additional shares of common stock issued by New Metavante and the shareholders agreement and the stock purchase right agreement will provide Investor other rights as described below under “Additional Agreements Relating to the Transactions—Shareholders Agreement” beginning on page [•] and “Additional Agreements Relating to the Transactions—Stock Purchase Right Agreement” beginning on page [•]. Investor’s ownership of New Metavante common stock and its rights under the shareholders agreement and of stock purchase right agreement may have the effect of discouraging offers to acquire control of New Metavante and may preclude holders of New Metavante common stock from receiving any premium above market price for their shares that may otherwise be offered in connection with any attempt to acquire control of New Metavante.

The trading price and volume of New Metavante’s common stock may be volatile following completion of the transactions.

New Metavante cannot predict how investors who hold shares of Marshall & Ilsley common stock prior to completion of the transactions will react with respect to the shares of New Metavante common stock they receive in the transaction. In addition, Marshall & Ilsley is currently a component of the S&P 500 Index, but it is not anticipated that New Metavante will be a component of that index. This may cause mutual funds or other investment entities whose securities holdings are based on a replication of the S&P 500 Index to sell the shares of New Metavante common stock they receive in the transaction. This may result in greater volatility in the volume and price fluctuation of New Metavante’s common stock or in reduced institutional ownership of the stock.

The interests of Investor may differ from the interests of other holders of New Metavante common stock.

Immediately after completion of the transactions, Investor will own 25% of New Metavante’s voting capital stock and will have a stock purchase right to acquire additional voting capital stock under certain circumstances in order to maintain its 25% ownership. The interests of Investor may differ from those of other holders of New Metavante common stock in material respects. Investor is in the business of making investments in companies. Investor may, from time to time in the future, acquire interests in businesses that directly or indirectly compete with, or are customers of, certain portions of New Metavante’s business. Additionally, Investor may determine that the disposition of some or all of its interests in New Metavante would be beneficial to Investor at a time when such disposition could be detrimental to the other holders of New Metavante common stock.

Anti-takeover provisions in New Metavante’s organizational documents and state law may adversely impact its common stock.

Various provisions of New Metavante’s restated articles of incorporation, amended and restated by-laws and change of control severance agreements which New Metavante intends to enter into with some of its executive officers could delay, defer or prevent a change of control of New Metavante without further action by its shareholders, could discourage potential investors from bidding for New Metavante’s common stock at a premium over the market price of the common stock and could adversely affect the market price of, and the voting and other rights of the holders of, the common stock. In addition, the “anti-takeover” provisions of the Wisconsin Business Corporation Law, among other things, restrict the ability of shareholders to cause a merger or business combination with or obtain control of New Metavante.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus—information statement contains certain forward-looking statements based on current Marshall & Ilsley, New Marshall & Ilsley, New Metavante and Metavante management expectations. Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the investment agreement; (2) the outcome of any legal proceedings that may be instituted against Marshall & Ilsley, Metavante and others following announcement of the investment agreement; (3) the inability to close the transactions contemplated by the investment agreement due to the failure to obtain shareholder approval or the failure to satisfy other closing conditions contemplated by the investment agreement; (4) the failure to obtain the necessary debt financing arrangements; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transactions contemplated by the investment agreement; (6) the inability to recognize the benefits of the transactions contemplated by the investment agreement; (7) the amount of the costs, fees, expenses and charges related to the transactions contemplated by the investment agreement and the actual terms of certain financings that will be obtained for such transactions; (8) the impact of the substantial indebtedness incurred to finance the consummation of the transactions contemplated by the investment agreement; and (9) other risks that are set forth in the section entitled “Risk Factors,” and in the documents incorporated by reference herein, including in the “Risk Factors,” “Legal Proceedings” and “Management Discussion and Analysis of Results of Operations and Financial Condition” sections of Marshall & Ilsley’s SEC filings.

Many of the factors that will determine the outcome of the subject matter of this proxy statement/prospectus—information statement are beyond the ability of Marshall & Ilsley, New Marshall & Ilsley, Metavante and New Metavante to control or predict. You should read this proxy statement/prospectus—information statement and the documents incorporated by reference into it completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this proxy statement/prospectus—information statement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this proxy statement/prospectus—information statement, and Marshall & Ilsley, New Marshall & Ilsley, New Metavante and Metavante do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events or changes in future operating results over time or otherwise.

THE MARSHALL & ILSLEY SPECIAL MEETING OF SHAREHOLDERS

Purpose, Time and Place

The Marshall & Ilsley special meeting will be held on [•], 2007 at [•] Milwaukee, Wisconsin, on [•], [•], 2007 at [•] a.m., local time.

At the special meeting, Marshall & Ilsley shareholders will be asked:

(1) to consider and vote upon a proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance;

(2) to consider and vote on a proposal to approve any adjournments of the special meeting for the purpose of soliciting additional proxies if there are not sufficient votes at the special meeting to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, or for any other purpose; and

(3) to consider any other business that properly comes before the special meeting or any adjournments or postponements of the special meeting.

Approval by the shareholders of Marshall & Ilsley of the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement is required to complete the transactions.

The Marshall & Ilsley Board has unanimously approved and adopted the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, are advisable and in the best interests of Marshall & Ilsley and its shareholders and recommends that Marshall & Ilsley shareholders vote “FOR” the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, and “FOR” the proposal to approve any adjournments of the special meeting for the purpose of soliciting additional proxies or for any other purpose.

Record Date; Voting Information; Required Vote

The Marshall & Ilsley Board has fixed the close of business on [•], 2007 as the record date for determining the holders of Marshall & Ilsley common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of Marshall & Ilsley common stock at the close of business on the record date for the special meeting will be entitled to notice of, and to vote at, the special meeting.

As of the record date for the special meeting, approximately [•] shares of Marshall & Ilsley common stock were issued and outstanding and entitled to vote at the special meeting and there were approximately [•] holders of record of Marshall & Ilsley common stock. Each share of Marshall & Ilsley common stock entitles the holder to one vote on each matter to be considered at the special meeting.

If you are a record holder of Marshall & Ilsley common stock as of the record date for the special meeting, you may vote your shares of Marshall & Ilsley common stock in person at the special meeting or by proxy as described below under “—Voting by Proxy.”

The presence in person or by proxy at the special meeting of the holders of at least a majority of the shares of Marshall & Ilsley common stock entitled to vote at the special meeting will constitute a quorum for the special meeting. Properly signed proxies that are marked “abstain” are known as abstentions. Properly signed proxies that are held by brokers in street name on behalf of customers who have not provided their broker with specific voting instructions on nonroutine matters such as the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement are known as broker non-votes. Abstentions and broker non-votes will be counted for the purposes of determining whether a quorum exists at the special meeting but will have the effect of a vote against the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement.

We cannot complete the transactions unless the investment agreement is approved and adopted and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, are approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Marshall & Ilsley common stock.

Any adjournments of the special meeting by shareholder vote for the purpose of soliciting additional proxies or for any other purpose must be approved by the affirmative vote of a majority of the shares represented at the special meeting.

Although management is not aware of any other matters that may come before the meeting, if any such matters should be properly presented, the persons named in the accompanying proxy intend to vote such proxy in accordance with their best judgment.

Voting by Proxy

There are three ways to vote your proxy: by mail, by telephone or by the Internet. Marshall & Ilsley shareholders who vote their shares of Marshall & Ilsley common stock by completing and signing a proxy and returning it in time for the special meeting will have their shares voted as indicated on their proxy card. If a proxy is properly executed but does not contain voting instructions, the proxy will be voted “FOR” the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance and “FOR” any proposal to adjourn the special meeting for the purpose of soliciting additional proxies. No proxy voted against the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, will be voted in favor of any proposal to adjourn or postpone the special meeting for the purpose of soliciting additional proxies, unless specifically so designated on the proxy. If other matters are properly presented before the special meeting, the persons named in the proxy intend to vote such proxy in accordance with their best judgment. Marshall & Ilsley does not currently expect that any matter other than as described in this proxy statement/prospectus-information statement will be properly brought before the special meeting.

Marshall & Ilsley shareholders who wish to vote their shares of Marshall & Ilsley common stock by phone should call (866) 894-0537, which will be available 24 hours a day, 7 days a week, until 7 p.m. (Eastern Time) on [•], 2007. Please have your proxy card available. Follow the instructions provided on the phone call.

Marshall & Ilsley shareholders who wish to vote their shares of Marshall & Ilsley common stock by the Internet should go to http://www.continentalstock.com, which will be available 24 hours a day, 7 days a week, until 7 p.m. (Eastern Time) on [•], 2007. Please have your proxy card available. Follow the instructions to obtain your records and create an electronic ballot.

If your broker holds your shares of Marshall & Ilsley common stock in street name, you must either direct your broker on how to vote your shares or obtain a proxy from your broker to vote in person at the special meeting. Please check the voting form used by your broker for information on how to submit your instructions.

Revocation of Proxies

Marshall & Ilsley shareholders of record may revoke their proxy at any time prior to the time it is voted at the special meeting. Marshall & Ilsley shareholders of record may revoke their proxy by:

•	sending a written notice to Marshall & Ilsley’s corporate secretary that is received prior to the special meeting stating that you are revoking your proxy;

•	properly completing a new proxy bearing a later date and properly submitting it so that it is received prior to the special meeting; or

•	attending the special meeting and voting in person.

Simply attending the special meeting will not revoke your proxy. If you instructed a broker to vote your shares and you wish to change your instructions, you must follow your broker’s directions for changing those instructions. If an adjournment occurs and no new record date is set, it will have no effect on the ability of Marshall & Ilsley shareholders of record as of the record date to exercise their voting rights or to revoke any previously delivered proxies.

Share Ownership of Management and Certain Shareholders

At the close of business on the record date for the special meeting, Marshall & Ilsley directors and executive officers as a group owned and were entitled to vote [•] shares of Marshall & Ilsley common stock, representing approximately [•]% of the outstanding shares of Marshall & Ilsley common stock. All of the directors and executive officers of Marshall & Ilsley that are entitled to vote at the Marshall & Ilsley special meeting have indicated that they currently intend to vote their shares of Marshall & Ilsley common stock in favor of approving the transactions.

No Appraisal Rights

The shareholders of Marshall & Ilsley, New Marshall & Ilsley and New Metavante will not be entitled to exercise appraisal rights or to demand payment for their shares in connection with the transactions.

Solicitation of Proxies

Marshall & Ilsley is soliciting proxies for the special meeting. Pursuant to the terms of the investment agreement, all expenses incurred by Marshall & Ilsley in connection with the solicitation of proxies will be paid by Marshall & Ilsley after completion of the transactions.

Marshall & Ilsley expects to solicit proxies primarily by mail, but directors, officers and other employees of Marshall & Ilsley as well as Morrow & Co., Inc. may also solicit in person or by Internet, telephone or mail.

Marshall & Ilsley has retained Morrow & Co., Inc. to assist in the solicitation of proxies for a fee of $7,500 plus reasonable out-of-pocket expenses incurred by Morrow & Co., Inc.

Marshall & Ilsley shareholders should not send stock certificates with their proxies. The exchange agent for the holding company merger will mail transmittal forms with instructions for the surrender of stock certificates of Marshall & Ilsley common stock to you following completion of the transactions.

THE TRANSACTIONS

Description of the Transactions

Below is a description of the transactions contemplated by the transaction agreements. We urge you to read carefully the investment agreement, the separation agreement, the tax allocation agreement, and the forms of the shareholders agreement and the stock purchase right agreement which are attached as Annexes A, B, C, D and E respectively, to this proxy statement/prospectus—information statement because they set forth the terms of the transactions. We urge you to read the New Metavante restated articles of incorporation, which are attached as Annex G, and the New Metavante amended and restated by-laws, which are incorporated by reference into this document and filed as an exhibit to the registration statement of which this proxy statement/prospectus—information statement is a part, and the New Marshall & Ilsley restated articles of incorporation, which are attached as Annex H, and the New Marshall & Ilsley amended and restated by-laws, which are incorporated by reference into this document and filed as an exhibit to the registration statement of which this proxy statement/prospectus—information statement is a part, because they are the primary documents that will govern your rights as holders of common stock of New Metavante and New Marshall & Ilsley, respectively, following the transactions.

Business Entities Involved in the Transactions

Marshall & Ilsley Corporation. Marshall & Ilsley Corporation (NYSE: MI), a Wisconsin corporation, is a diversified financial services corporation headquartered in Milwaukee, Wisconsin with $56.5 billion in assets. Founded in 1847, M&I Marshall & Ilsley Bank is the largest Wisconsin-based bank, with 193 offices throughout the state. In addition, Marshall & Ilsley has 47 locations throughout Arizona; 30 offices along Florida’s west coast and central Florida; 17 offices in Kansas City and nearby communities; 18 offices in metropolitan Minneapolis/St. Paul, and one in Duluth, Minnesota; three offices in Tulsa, Oklahoma; and one office in Las Vegas, Nevada. Marshall & Ilsley’s Southwest Bank subsidiary has 16 offices in the greater St. Louis area. Marshall & Ilsley also provides trust and investment management, equipment leasing, mortgage banking, asset-based lending, financial planning, investments, and insurance services from offices throughout the country and on the Internet (www.mibank.com or www.micorp.com). Marshall & Ilsley’s customer-based approach, internal growth, and strategic acquisitions have made Marshall & Ilsley a nationally recognized leader in the financial services industry.

We refer to the business of Marshall & Ilsley, excluding Metavante’s business, as Marshall & Ilsley’s banking business. As described below, following completion of the transactions described herein, Marshall & Ilsley will be a limited liability company and will continue to own and operate the banking business but will be a subsidiary of a new publicly-traded company, New M&I Corporation, which will change its name to “Marshall & Ilsley Corporation” in connection with completion of the transactions.

Metavante Corporation. Metavante Corporation, a Wisconsin corporation, delivers banking and payments technologies to over 8,600 financial services firms and businesses worldwide. Metavante’s integrated products and services drive account processing for deposit, loan and trust systems, image-based and conventional check processing, lockbox services, electronic funds transfer, consumer healthcare payments, electronic presentment and payment, government and merchant processing and business transformation services. Headquartered in Milwaukee, Wisconsin, Metavante is currently a wholly-owned subsidiary of Marshall & Ilsley. We refer to Metavante Corporation as “Metavante” in this proxy statement/prospectus-information statement.

As described below, following completion of the transactions, Metavante will be a direct wholly-owned subsidiary of a new publicly-traded company, Metavante Holding Company (which is described below), and will continue to own Metavante’s business.

Metavante Holding Company. Metavante Holding Company, a Wisconsin corporation and a direct, wholly-owned subsidiary of Marshall & Ilsley, was formed in March 2007 by Marshall & Ilsley for the purpose of completing the transactions. Following completion of the transactions, New Metavante will be a separate, publicly-traded company that will own Metavante, which will continue to own the equity of the companies that own and operate Metavante’s business. In connection with the completion of the transactions, the name of

Metavante Holding Company will be changed to “Metavante Technologies, Inc.” We refer to Metavante Holding Company as “New Metavante” in this proxy statement/prospectus-information statement.

New M&I Corporation. New M&I Corporation, a Wisconsin corporation and a direct, wholly-owned subsidiary of New Metavante, was formed by New Metavante for the purpose of completing the transactions. Following completion of the transactions, New M&I Corporation will be a separate, publicly-traded company that will own the equity of the companies that own and operate Marshall & Ilsley’s banking business. In connection with the completion of the transactions, the name of New M&I Corporation will be changed to “Marshall & Ilsley Corporation.” We refer to New M&I Corporation as “New Marshall & Ilsley” in this proxy statement/prospectus-information statement.

Montana Merger Sub Inc. Montana Merger Sub Inc., a Wisconsin corporation and a direct, wholly-owned subsidiary of New Metavante, was formed by New Metavante for the purpose of effecting the holding company merger. We refer to Montana Merger Sub Inc. as “Merger Sub” in this proxy statement/prospectus-information statement.

WPM, L.P. WPM, L.P. is a Delaware limited partnership organized by Warburg Pincus Private Equity IX, L.P., a global private equity investment fund managed by Warburg Pincus LLC. We refer to WPM, L.P. as “Investor” in this proxy statement/prospectus-information statement.

Warburg Pincus Private Equity IX, L.P. Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership, is a global private equity investment fund managed by Warburg Pincus LLC and is an affiliate of Investor. Under the investment agreement, Investor may, under certain circumstances, assign its rights under the investment agreement to Warburg Pincus Private Equity IX, L.P. or one or more successor funds to the Investor each of which is controlled by Warburg Pincus LLC and/or Warburg Pincus & Co. (or a controlled affiliate of one of such entities) and is managed by Warburg Pincus LLC or its affiliates.

Warburg Pincus LLC has been a leading private equity investor since 1971. The firm currently has approximately $20 billion of assets under management and invests in a range of sectors including financial services, consumer and retail, industrial, business services, healthcare, energy, real estate and technology, media and telecommunications. Warburg Pincus has raised 12 private equity investment funds which have invested more than $25 billion in approximately 550 companies in 30 countries. The firm has invested more than $12 billion in technology, media and telecommunications as well as financial services companies, including investments in Avaya, Bharti Televentures, Fortent, easycash, Mellon Financial, Yodlee, NeuStar, BEA Systems and WNS Global Services. An experienced partner to entrepreneurs seeking to create and build durable companies with sustainable value, the firm has nine global offices and an active portfolio of more than 100 companies. Warburg Pincus’ website is www.warburgpincus.com.

Overview

On April 3, 2007, Marshall & Ilsley, Merger Sub, Metavante, New Metavante and Investor entered into the investment agreement pursuant to which, among other things:

•

Marshall & Ilsley will separate into two publicly-traded companies: New Marshall & Ilsley, which will own and operate Marshall & Ilsley’s banking business, and the issued and outstanding common stock of which will be owned 100% by the Marshall & Ilsley shareholders, and New Metavante, which will own and operate Metavante’s business, and 75% of the issued and outstanding common stock of which will be owned by Marshall & Ilsley shareholders and the remaining 25% of which will be owned by Investor;

•

Marshall & Ilsley’s shareholders will receive three shares of New Marshall & Ilsley common stock and one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock held;

•	Investor will invest $625 million in New Metavante for an equity interest representing 25% of the New Metavante common stock;

•	New Metavante and/or one or more of its subsidiaries will incur approximately $1.75 billion of indebtedness;

•	Metavante will pay off certain intercompany indebtedness plus accrued and unpaid interest owed to Marshall & Ilsley (the amount currently owed is approximately $982 million); and

•	New Metavante will contribute to New Marshall & Ilsley $1.665 billion in cash (which includes the $625 million of proceeds from the investment by Investor).

As a result of the completion of the transactions contemplated by the investment agreement,

•

each holder of Marshall & Ilsley common stock as of the effective time of the holding company merger will have received three shares of New Marshall & Ilsley common stock and one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock held of record;

•	Investor will have received shares of New Metavante common stock that represent 25% of the shares of New Metavante common stock; and

•

each holder of Marshall & Ilsley common stock as of the effective time of the holding company merger that would otherwise be entitled to receive fractional shares of New Metavante common stock resulting from the holding company merger will have received cash in lieu of such fractional shares (and therefore will not receive shares of New Marshall & Ilsley common stock in respect of such fractional shares).

The shares of New Marshall & Ilsley common stock to be issued to the holders of Marshall & Ilsley common stock will represent 100% of the outstanding shares of New Marshall & Ilsley common stock and the shares of New Metavante common stock to be issued to the holders of Marshall & Ilsley common stock will represent 75% of the outstanding shares of New Metavante common stock.

Timing and Structure of the Transactions

To accomplish the results described above, on the terms and subject to the conditions of the transaction agreements, the parties will engage in the following transactions in the order set forth below. Step 1, the declaration of the conditional distributions and the setting of the record date for the distributions, is expected to take place a number of days prior to or on the closing date. Steps 2 through 10 are all expected to occur on the closing date. Step 11, the automatic conversion of the shares of New Metavante Class A common stock, will occur on the day following the closing date as described below.

•

Step 1: Declaration of Conditional Distributions and Setting of Record Date. The New Metavante board of directors (which, at that time, will be comprised of Ted D. Kellner, Dennis J. Kuester, Michael D. Hayford and Frank R. Martire) will declare a conditional distribution and set the record date for the New Marshall & Ilsley share distribution. The record date for the distribution is expected to be 5:00 p.m. Central Standard Time on the closing date. Because Marshall & Ilsley and New Metavante will instruct the exchange agent for the holding company merger not to permit any transfers of shares of New Metavante common stock from the effective time of the holding company merger up to and including the record date for the distribution, each holder of Marshall & Ilsley common stock that receives shares of New Metavante common stock in the holding company merger will also be a holder of record of shares of New Metavante common stock as of the record date for the distribution and therefore will receive the shares of New Marshall & Ilsley common stock in the New Marshall & Ilsley share distribution. The distribution will be subject to the satisfaction or waiver of the conditions set forth in the separation agreement and the investment agreement described under “The Investment Agreement–Conditions to the Completion of the Transactions” beginning on page [•].

•

Step 2: Holding Company Merger. Marshall & Ilsley, New Metavante and Merger Sub will effect the holding company merger by which Merger Sub will merge with and into Marshall & Ilsley with Marshall & Ilsley continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Metavante. In the holding company merger, every three issued and outstanding shares of Marshall & Ilsley common stock will automatically convert into one share of New Metavante common stock. Fractional shares of New Metavante will not be issued in connection with the holding company merger. Holders of shares of common stock of Marshall & Ilsley that would otherwise be entitled to receive fractional shares of New Metavante common stock resulting from the holding company merger will be paid cash in lieu of such fractional shares (and therefore will not receive shares of New Marshall & Ilsley common stock in the New Marshall & Ilsley share distribution in respect of such fractional shares as described in Step 10 below). As a result of the holding company merger, New Metavante will be a publicly-traded company that will own the equity of the companies that own and operate Metavante’s business and Marshall & Ilsley’s banking business.

•

Step 3: Marshall & Ilsley Conversion. Immediately following the effective time of the holding company merger, Marshall & Ilsley will convert from a Wisconsin corporation to a Wisconsin limited liability company. We refer to this as the “Marshall & Ilsley LLC conversion.”

•

Step 4: Metavante Distribution. Marshall & Ilsley, now a limited liability company and a direct, wholly-owned subsidiary of New Metavante, will distribute the outstanding shares of Metavante capital stock to New Metavante, which we refer to as the “Metavante distribution.” Following completion of this distribution, Metavante, which operates Metavante’s business directly or through its subsidiaries, will be a direct, wholly-owned subsidiary of New Metavante.

•

Step 5: Investment by Investor. Investor will purchase for $625 million (i) shares of New Metavante Class A common stock that, as described below in Step 11, will automatically convert on a one-for-one basis into shares of New Metavante common stock at 12:01 a.m. Eastern Standard Time on the day following the closing date and (ii) a stock purchase right to acquire additional shares of New Metavante common stock under certain circumstances.

•

Step 6: Consummation of the Debt Financing. Contemporaneous with the investment by Investor, New Metavante and/or one or more of its subsidiaries will incur approximately $1.75 billion of indebtedness.

•

Step 7: Payment of Intercompany Indebtedness; Dividend. Metavante will pay off certain intercompany indebtedness plus accrued and unpaid interest owed to Marshall & Ilsley (the amount currently owed is approximately $982 million). Immediately following the purchase of shares of Class A common stock by Investor, the consummation of the debt financing and the payment of the intercompany indebtedness, Metavante will make a distribution in cash equal to $1.040 billion to New Metavante.

•

Step 8: Cash Contribution. New Metavante will contribute to New Marshall & Ilsley $1.665 billion in cash (which includes the $625 million of proceeds from the sale of the New Metavante common stock to Investor and the $1.040 billion cash dividend from Metavante).

•

Step 9: Marshall & Ilsley Contribution. New Metavante will contribute the membership interests of Marshall & Ilsley to New Marshall & Ilsley, which at that time will be a direct, wholly-owned subsidiary of New Metavante. We refer to this contribution as the “Marshall & Ilsley contribution.” Following these transactions, New Metavante will have two direct, wholly-owned subsidiaries: New Marshall & Ilsley, which will own the equity of the companies that own and operate Marshall & Ilsley’s banking business, and Metavante, which will operate Metavante’s business directly or through its subsidiaries.

•

Step 10: New Marshall & Ilsley Share Distribution. New Metavante will effect the New Marshall & Ilsley share distribution by instructing the distribution agent to record in the stock transfer records of New Marshall & Ilsley the distribution of three shares of New Marshall & Ilsley common stock to each holder of New Metavante common stock (other than the New Metavante Class A common stock) as of the record date for the distribution for each share of New Metavante common stock held of record and mail to each such holder a letter of transmittal and instructions on how to exchange certificates representing shares of Marshall & Ilsley common stock for certificates representing shares of New Metavante common stock for the holding company merger (and, if applicable, a check representing cash in lieu of fractional shares of New Metavante common stock) and New Marshall & Ilsley common stock for the New Marshall & Ilsley share distribution.

•

Step 11: Conversion of Class A Common Stock. At 12:01 a.m. Eastern Standard Time on the day following the closing date, each share of New Metavante Class A common stock issued to Investor in Step 5 above will automatically convert into one share of New Metavante common stock, which shares of New Metavante common stock in the aggregate will represent 25% of the shares of New Metavante common stock. Immediately following the conversion of the New Metavante Class A common stock, the New Metavante common stock will be the only class of New Metavante capital stock outstanding.

The diagrams below show the Marshall & Ilsley companies involved in the transactions prior to the transactions and after giving effect to the transactions.

Diagram 1: Current Structure of Marshall & Ilsley, Metavante and New Metavante

Diagram 2: Structure After Giving Effect to the Transactions

*	To be renamed Metavante Technologies, Inc. in connection with the completion of the transactions.
**	To be renamed Marshall & Ilsley Corporation in connection with the completion of the transactions.

The Holding Company Merger

In the holding company merger, Merger Sub, a direct, wholly-owned subsidiary of New Metavante, will be merged with and into Marshall & Ilsley with Marshall & Ilsley continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Metavante. Every three issued and outstanding shares of Marshall & Ilsley common stock will automatically convert into one share of New Metavante common stock; provided, that fractional shares of New Metavante will not be issued in connection with the holding company merger and holders of shares of common stock of Marshall & Ilsley that would otherwise be entitled to receive fractional shares of New Metavante common stock resulting from the holding company merger will be paid cash in lieu of such fractional shares (and therefore will not receive shares of New Marshall & Ilsley common stock in the New Marshall & Ilsley share distribution in respect of such fractional shares) in an amount equal to the value of such fractional shares based on the last sale price, or the closing bid price if no sale occurred, of Marshall & Ilsley common stock on the last business day prior to the closing of the transactions. Each issued and outstanding share of Merger Sub common stock will automatically convert into one share of common stock of the surviving corporation. As a result of the holding company merger, New Metavante will be a publicly-traded company that will own the equity of the companies that own and operate Marshall & Ilsley’s banking business and Metavante’s business.

Prior to the effective time of the holding company merger, New Metavante’s board of directors will adopt, and Marshall & Ilsley, as the sole shareholder of New Metavante at that time, will approve the New Metavante restated articles of incorporation, the form of which is attached as Annex G, and the New Metavante amended and restated by-laws, the form of which is incorporated by reference into this document and filed as an exhibit to the registration statement of which this proxy statement/prospectus—information statement is a part. The New Metavante restated articles of incorporation and amended and restated by-laws will contain provisions that differ from those of Marshall & Ilsley’s articles of incorporation and amended and restated by-laws. See “Comparison of Rights of Marshall & Ilsley, New Metavante and New Marshall & Ilsley Shareholders” beginning on page [•]. In addition, prior to the closing, New Metavante will enter into the shareholders agreement with Investor.

The Investment by Investor

Immediately following the Metavante distribution, Investor will purchase from New Metavante shares of New Metavante Class A common stock and a stock purchase right for an aggregate purchase price of $625 million, which we refer to as the “equity investment.” The terms of the New Metavante Class A common stock provide that shares of such class are not entitled to participate in the New Marshall & Ilsley share distribution. At 12:01 a.m. Eastern Standard Time on the day following the closing date, each share of New Metavante Class A common stock will automatically convert into one share of New Metavante common stock, which shares of New Metavante common stock in the aggregate will represent 25% of the shares of New Metavante common stock.

The investment agreement provides that, at the closing of the transactions, New Metavante and Investor will enter into a stock purchase right agreement, which gives Investor the right to purchase shares of common stock of New Metavante if employee stock options that are outstanding immediately following the New Marshall & Ilsley share distribution are exercised after the share distribution. The stock purchase right agreement will ensure that Investor will own 25% of the common stock of New Metavante following consummation of the issuance and sale by New Metavante to Investor of New Metavante Class A common stock.

Debt Financing

Substantially contemporaneously with the investment by Investor, New Metavante and/or one or more of its subsidiaries will enter into a credit facility providing for a $1.75 billion term loan and a $250 million revolving credit facility, which we refer to collectively as the “credit facility.” Metavante has obtained a commitment letter from JPMorgan, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc., Lehman Brothers Inc., and Robert W. Baird & Co. Incorporated, and certain of their respective affiliates (collectively, the “committed financing parties”), to provide the credit facility. For a description of the commitment letter and the anticipated terms of the debt financing, see “Anticipated Terms of Financing—Debt Financing,” beginning on page [•].

The New Marshall & Ilsley Share Distribution

On or prior to the closing date, New Marshall & Ilsley’s board of directors will adopt, and New Metavante, as the sole shareholder of New Marshall & Ilsley at that time, will approve the New Marshall & Ilsley restated articles of incorporation, the form of which is attached as Annex H, and the New Marshall & Ilsley amended and restated by-laws, the form of which is incorporated by reference into this document and filed as an exhibit to the registration statement of which this proxy statement/prospectus—information statement is a part. The New Marshall & Ilsley restated articles of incorporation and amended and restated by-laws will contain provisions that differ from those of Marshall & Ilsley’s articles of incorporation and by-laws. See “Comparison of Rights of Marshall & Ilsley, New Metavante and New Marshall & Ilsley Shareholders,” beginning on page [•]. Prior to the New Marshall & Ilsley share distribution, New Marshall & Ilsley and New Metavante will cause the number of outstanding shares of New Marshall & Ilsley common stock to be increased to at least equal to the number of shares to be distributed to holders of record of New Metavante common stock in the New Marshall & Ilsley share distribution.

At the time established by the New Metavante board of directors, which will be on the closing date and after 5:00 p.m. Eastern Standard Time, New Metavante will effect the New Marshall & Ilsley share distribution.

New Metavante will effect the New Marshall & Ilsley share distribution by instructing the distribution agent to record in the stock transfer records of New Marshall & Ilsley the distribution of three shares of New Marshall & Ilsley common stock to each holder of New Metavante common stock (other than the New Metavante Class A common stock) as of the record date for the distribution for each share of New Metavante common stock held of record and mail to each such holder a letter of transmittal and instructions on how to exchange certificates representing shares of Marshall & Ilsley common stock for certificates representing shares of New Metavante common stock for the holding company merger (and, if applicable, a check representing cash in lieu of fractional shares of New Metavante common stock) and New Marshall & Ilsley common stock for the New Marshall & Ilsley share distribution.

Restrictions on Payment of Dividends

Under the Wisconsin business corporation law, which we refer to as the “WBCL,” distributions are paid at the discretion of the board of directors of a Wisconsin corporation. The board may authorize, and the corporation may make, distributions to its shareholders, including in connection with the repurchase of the corporation’s shares, in amounts to be determined by the board, unless: (i) after the distribution the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation’s total assets after the distribution would be less than the sum of its total liabilities, plus, unless the articles of incorporation provide otherwise, the amount that would be needed, upon dissolution, to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the distribution, if the corporation were to be dissolved at the time of the distribution. Additionally, Section 183.0607 of the Wisconsin limited liability companies act, which we refer to as the “WLLCA,” contains a similar prohibition with respect to distributions by limited liability companies.

In addition, under U.S. federal bankruptcy laws or comparable provisions of state fraudulent transfer or fraudulent conveyance laws, a transfer or conveyance or the incurrence of an obligation is fraudulent if at the time of such transfer or conveyance or incurrence of such obligation, the transferor or obligor (a) made such transfer or conveyance or incurred such obligation with the intent to hinder, delay or defraud any present or future creditor or (b) received less than reasonably equivalent value or fair consideration for the transfer or conveyance or for the incurrence of the obligation and (i) was insolvent or rendered insolvent by reason of such transfer or conveyance or the incurrence of such obligation, (ii) was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts mature.

The measures of insolvency may vary depending upon the applicable law. As a general matter, a transferor or obligor will be considered insolvent if (a) the sum of its debts, including contingent liabilities, is greater than the saleable value of its assets, (b) the present fair saleable value of its assets is less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities as they become absolute and mature or (c) it cannot pay its debts as they become due.

These provisions will apply to New Metavante in connection with it declaring and effecting the distributions and to Metavante in connection with the transfer to New Metavante of the proceeds of the debt financing, as applicable. New Metavante must also have adequate capital in excess of the amount of the New Marshall & Ilsley share distribution, be solvent at the time of the making of the New Marshall & Ilsley share distribution and not become insolvent as a result of making such distribution.

It is a condition to the closing of the transactions that the Marshall & Ilsley Board, New Metavante and Metavante have received opinions of the valuation firm with respect to the capital adequacy and solvency of certain of the entities involved in the transactions.

See “Risk Factors—Risks Relating to the Transactions—Under U.S. federal bankruptcy laws or comparable provisions of state fraudulent transfer laws, you could be required to return all or a portion of the cash and shares received in the distributions,” on page [•].

Receipt of Shares and Cash In Lieu of Fractional Shares

Holders of common stock of Marshall & Ilsley that are entitled to receive shares of New Metavante in the holding company merger and shares of New Marshall & Ilsley common stock and cash in lieu of fractional shares in the distribution will receive those shares and cash in the manner described below.

New Metavante and New Marshall & Ilsley Shares. The exchange agent will:

•

record in the stock transfer records of New Metavante the issuance of one share of New Metavante common stock to each holder of Marshall & Ilsley common stock as of the effective time of the holding company merger for every three shares of Marshall & Ilsley common stock held of record; and

•

record in the stock transfer records of New Marshall & Ilsley the distribution of three shares of New Marshall & Ilsley common stock to each holder of New Metavante common stock (other than the New Metavante Class A common stock) as of the record date for distributions for each share of New Metavante common stock held of record.

In addition, following the closing date, the exchange agent will mail to holders of record of Marshall & Ilsley common stock a letter of transmittal and instructions on how to surrender their shares of Marshall & Ilsley common stock. Upon surrender of such shares to the exchange agent, each such holder will receive the number of shares of New Metavante common stock into which such holder’s shares of Marshall & Ilsley common stock were converted in the holding company merger (and, if applicable, a check representing cash in lieu of fractional shares of New Metavante common stock) and the number of shares of New Marshall & Ilsley common stock distributed to such holder in the New Marshall & Ilsley share distribution. Unless holders of shares of Marshall & Ilsley common stock request physical certificates in the letter of transmittal, they will receive shares of New Metavante common stock and shares of Marshall & Ilsley common stock in book-entry form.

Fractional Shares of New Metavante. Fractional shares of New Metavante will not be issued in connection with the holding company merger. Holders of shares of common stock of Marshall & Ilsley that would otherwise be entitled to receive fractional shares of New Metavante resulting from the holding company merger will be paid cash in lieu of such fractional shares (and therefore will not receive shares of New Marshall & Ilsley common stock in respect of such fractional shares) in an amount equal to the value of such fractional shares based on the last sale price, or the closing bid price if no sale occurred, of Marshall & Ilsley common stock on the last business day prior to the closing of the transactions. Following the closing date, the distribution agent will pay to holders of record of New Metavante common stock (other than the New Metavante Class A common stock) as of the record date for the distribution the amount of cash in lieu of fractional shares of New Metavante to which such holder is entitled.

For example, if you hold 100 shares of Marshall & Ilsley common stock, you will receive:

•	33 shares of New Metavante common stock plus cash in lieu of the one-third share of New Metavante common stock that you would otherwise be entitled to receive; and

•	99 shares of New Marshall & Ilsley common stock.

Determination of Investment by Investor; Stock Purchase Right Agreement

The New Metavante share issuance is intended to provide Investor with shares of New Metavante Class A common stock that will be convertible into shares of New Metavante common stock representing 25% of the shares of New Metavante common stock.

The number of shares of New Metavante common stock that would represent 25% of the New Metavante common stock at the closing of the transactions could not be fixed on the date of execution of the investment agreement, however, because the number of issued and outstanding shares of Marshall & Ilsley will change between the date of execution of the investment agreement and the closing date. Accordingly, the investment agreement provides for a formula pursuant to which Investor and Marshall & Ilsley mutually will determine the number of shares of New Metavante Class A common stock to be acquired by Investor in the New Metavante share issuance so that such shares will convert into shares of New Metavante common stock representing 25% of the shares of New Metavante common stock, which number will be determined by multiplying (i) one-third by (ii) the sum of the number of shares of Marshall & Ilsley common stock outstanding immediately prior to the closing of the transactions and the number of restricted shares of Marshall & Ilsley outstanding at that time. See “—The Investment by Investor” on page [•].

The investment agreement provides that, at the closing of the transactions, New Metavante and Investor will enter into a stock purchase right agreement, which gives Investor the right to purchase shares of common stock of New Metavante if employee stock options that are outstanding immediately following the New Marshall & Ilsley share distribution are exercised after the share distribution. The stock purchase right agreement will ensure that Investor will own 25% of the common stock of New Metavante following consummation of the issuance and sale by New Metavante to Investor of New Metavante Class A common stock.

Background of the Transactions

In 2003, Mr. Martire was appointed as President and Chief Executive Officer of Metavante and undertook a strategy of growing Metavante’s business through acquisitions. This strategy resulted in Metavante completing 17 acquisitions between March 2003 and March 2007 for an aggregate purchase price of approximately $1.6 billion. In order to ensure effective Board involvement in Metavante’s growth strategy, in 2005, the Marshall & Ilsley Board established the Metavante Acquisition Review Committee to review and make recommendations to the Marshall & Ilsley Board with respect to acquisitions by Metavante and with respect to other strategic initiatives involving Metavante. The members of the Metavante Acquisition Review Committee are Messrs. Dennis J. Kuester (Chairman), Mark F. Furlong, Ted D. Kellner, San W. Orr, Jr., Robert J. O’Toole, John S. Shiely and James B. Wigdale.

These acquisitions by Metavante used a significant portion of Marshall & Ilsley’s capital. Due to Marshall & Ilsley’s reduced capital position, both Metavante and Marshall & Ilsley were constrained in using cash for acquisitions. In response to this capital issue, the Marshall & Ilsley Board began exploring a variety of strategic alternatives in the second half of 2005 with regard to Metavante. In particular, the Marshall & Ilsley Board explored several transactions in which Metavante would be spun off and merged with another company. The Marshall & Ilsley Board and the Metavante Acquisition Review Committee have also reviewed other strategic alternatives including an initial public offering of Metavante common stock, a distribution of 100% of Metavante’s common stock to the Marshall & Ilsley shareholders and an outright sale of Metavante. The exploration of certain of these strategic alternatives progressed further than others; however, by the fall of 2006, none of them had come to fruition.

On September 14, 2006, a meeting of the Metavante Acquisition Review Committee was held at which members of management and representatives of JPMorgan were present. JPMorgan had been engaged to assist in a review of strategic alternatives available with respect to Metavante. At the meeting, representatives of JPMorgan made a presentation that included the following strategic alternatives: a spin-off of Metavante followed by a combination with another company, a spin-off of Metavante as a stand-alone public company and a spin-off of Metavante coupled with an investment in it by a private equity firm. The Committee discussed the alternatives presented as well as the possibility of not entering into any of the proposed transactions. The Committee noted the continued constraints on capital faced by Marshall & Ilsley. The Committee authorized management to contact three potential strategic partners to determine whether any of them were interested in pursuing a “Reverse Morris Trust” transaction in which Metavante would be separated from Marshall & Ilsley in a tax free spin-off and would then merge with the other company.

On September 20, 2006, a meeting of the Marshall & Ilsley Board was held at which representatives of JPMorgan made a presentation on the various strategic transaction alternatives available to Marshall & Ilsley with respect to Metavante, noting that acquisitions are an important part of the growth for each of Marshall & Ilsley and Metavante and their respective industries and that, while in the past they have been fortunate not to have required funds for growth at the same time, ultimately one or both institutions could become disadvantaged in pursuing their respective acquisition strategies due to capital constraints. Representatives of JPMorgan also indicated that both companies were well-positioned within their respective industries and each had the ability to stand on its own. Representatives of JPMorgan also reviewed with the Board strategic options for Metavante that had been considered but were not being pursued. Mr. Kuester, then the Chairman and Chief Executive Officer of Marshall & Ilsley, discussed the possibility of missed opportunities if Marshall & Ilsley was unable to provide capital to both Marshall & Ilsley and Metavante for growth at any given time and pointed to recent acquisition possibilities that, if all had come to fruition, would have severely stressed Marshall & Ilsley’s capital resources. After discussion, the Marshall & Ilsley Board approved the recommendation of the Metavante Acquisition Review Committee to pursue discussions regarding the possibility of a spin-off/merger transaction between Metavante and each of the three companies considered to be likely strategic partners.

On several occasions since Mr. David Coulter joined Warburg Pincus as a managing director in December 2005, Mr. Coulter and Mr. Dennis Kuester, Chairman and Chief Executive Officer of Marshall & Ilsley, had informal, non-specific discussions about the possibility of Warburg Pincus investing in Metavante. In addition, from time to time officers and other representatives of Metavante met with representatives of Warburg Pincus as part of their discussions with a number of private equity firms regarding various transactional opportunities in Metavante’s industry. Following one of these meetings in July 2006, limited financial information with respect to Metavante was made available to Warburg Pincus pursuant to a standard form of confidentiality agreement. In October 2006, Mr. Coulter contacted Mr. Kuester on a more formal basis to propose a meeting to discuss a possible transaction relating to Metavante.

On October 31, 2006, Messrs. Coulter, Neary and Patrick T. Hackett from Warburg Pincus and Messrs. Kuester, Martire, Michael D. Hayford, Senior Executive Vice President and Chief Operating Officer of Metavante, and Donald W. Layden, Jr., Senior Executive Vice President of Metavante, met. At the meeting, Mr. Coulter proposed a possible “sponsored spin” transaction in which Metavante would be separated from Marshall & Ilsley and Warburg Pincus would invest in the post-spin-off Metavante entity. Mr. Coulter and Mr. Neary stated that this transaction structure would allow Marshall & Ilsley to receive cash in a tax-efficient manner and that the ownership stake of Warburg Pincus in the Metavante entity would lend credibility to Metavante as an independent company and provide market support for its equity securities after the spin-off.

Between September 20, 2006 and the end of November 2006, the three companies identified as potential strategic partners were contacted by representatives of Marshall & Ilsley. Two of the companies contacted were either not interested in pursuing a transaction with Metavante or not interested in pursuing a transaction on terms acceptable to Marshall & Ilsley. Marshall & Ilsley did pursue spin-off/merger transaction discussions with the third company, but that company was acquired by another company in an all-cash transaction announced in late November 2006.

On November 30, 2006, Warburg Pincus sent a letter to Mr. Kuester proposing a spin-off of Metavante in which Warburg Pincus would purchase between 25% and 35% of the outstanding equity securities of the post-spin-off Metavante entity at an enterprise valuation of between $4.0 and $4.2 billion, with the balance of the shares of the post-spin-off Metavante entity being held by the public shareholders of Marshall & Ilsley. The proposal also provided that Metavante would incur $1 to $2 billion of indebtedness to allow Marshall & Ilsley to receive up to $3 billion in cash and/or reduction of indebtedness in the transaction in a tax efficient manner. In its proposal, Warburg Pincus noted that it had already retained financial, legal and accounting advisors to assist it in transaction structuring and due diligence.

The Metavante Acquisition Review Committee and the Marshall & Ilsley Board were updated by management on the contacts with Warburg Pincus on December 19 and December 21, 2006, respectively. No specific action was taken with respect to the Warburg Pincus proposal at that time.

In early January 2007, Mr. Coulter again contacted Mr. Kuester to discuss a possible sponsored spin. Mr. Kuester informed Mr. Coulter that the proposal would be discussed with the Metavante Acquisition Review Committee and the Marshall & Ilsley Board.

On January 23, 2007, during a Metavante Acquisition Review Committee meeting, management provided a recap of discussions with Warburg Pincus concerning a potential sponsored spin transaction involving Metavante and indicated that Warburg Pincus was placing a total enterprise value in the range of $4 billion to $4.25 billion on Metavante, including approximately $1.5 billion of debt. Management indicated that the proposal contemplated Warburg Pincus purchasing approximately 30% of Metavante and a $500 million cash distribution to Marshall & Ilsley. Management also reviewed a presentation prepared by JPMorgan which included a comparison of the Warburg Pincus proposal with other spin-off/merger proposals recently considered by the Committee as well as a spin-off of Metavante as a stand alone company. The Committee discussed the Warburg Pincus proposal as well as other possible transactions for separating Metavante from Marshall & Ilsley. The Committee directed management to obtain more information about the Warburg Pincus proposal so that it could determine whether to pursue it.

On January 29, 2007, Marshall & Ilsley and Warburg Pincus entered into a confidentiality agreement following which Warburg Pincus was granted access to a data room containing information with respect to Metavante and representatives of Marshall & Ilsley and Warburg Pincus engaged in discussions regarding the possible transaction.

At a February 15, 2007 meeting of the Marshall & Ilsley Board, Mr. Kuester reported on the meeting of the Metavante Acquisition Review Committee and the discussions with Warburg Pincus and noted that Marshall & Ilsley’s and Metavante’s businesses were vying for the limited capital resources of Marshall & Ilsley and that recent timing of acquisitions could have placed both businesses in the difficult position of having to choose among the acquisitions available had they all moved forward. He also reviewed the possible scenarios for separating the businesses, including the recent negotiations with the three potential strategic partners and noted the potential to leverage Metavante’s balance sheet to increase the capital of the banking business. He also reported that the Metavante Acquisition Review Committee had authorized management to seek a revised proposal from Warburg Pincus for consideration by the Committee.

On February 15, 2007, Mr. Coulter and Mr. Neary sent a letter to Mr. Kuester containing Warburg Pincus’ revised proposal relating to the transaction. The revised proposal provided for a spin-off of Metavante in which Warburg Pincus would purchase between 20% and 35% of the outstanding equity securities of the post-spin-off Metavante entity at an enterprise valuation of $4.1 billion.

On February 17, 2007, the Metavante Acquisition Review Committee met to review the Warburg Pincus proposal. Also present were members of management and representatives of JPMorgan and Marshall & Ilsley’s counsel, Sidley Austin. The Committee received a valuation presentation from JPMorgan with respect to

Metavante as well as a description of the proposed transaction structure, which contemplated a series of transactions resulting in new holding companies for both Metavante and Marshall & Ilsley, a spin-off of the holding company for Marshall & Ilsley’s banking business to Marshall & Ilsley shareholders and an investment by Warburg Pincus in the resulting Metavante holding company. The Committee also received a summary of the due diligence with respect to the proposed transaction conducted by management of Marshall & Ilsley and Sidley Austin. At the meeting, the Metavante Acquisition Review Committee authorized management and JPMorgan to enter into discussions with Warburg Pincus with a view to negotiate an increase to the total enterprise valuation of Metavante to be used in determining the consideration to be paid by Warburg Pincus for its equity stake in the post-spin-off Metavante entity.

Later on February 17, 2007, representatives of JPMorgan contacted representatives of Warburg Pincus and indicated that Marshall & Ilsley believed that an enterprise valuation of Metavante of $4.5 billion was appropriate and requested that Warburg Pincus provide a revised proposal using a higher enterprise valuation. On February 22, 2007, Mr. Coulter and Mr. Neary sent a letter to Mr. Kuester containing a further revised proposal of Warburg Pincus. The proposal provided for a spin-off of Metavante in which Warburg Pincus would purchase between 20% and 30% of the outstanding equity securities of the post-spin-off Metavante entity at an enterprise valuation of $4.25 billion. The proposal also provided that Metavante would incur $1.75 billion of indebtedness and that Marshall & Ilsley would receive a cash distribution and repayment of indebtedness owed by Metavante to Marshall & Ilsley, subject to Metavante having at least $50 million of cash on hand following the consummation of the transactions.

On February 23, 2007, the Metavante Acquisition Review Committee met to review the revised Warburg Pincus proposal, a copy of which had been distributed to the Committee members in advance of the meeting. Also present were members of management and representatives of JPMorgan. Representatives of JPMorgan reviewed the financial and other terms of the revised proposal from Warburg Pincus, including comparing it to the prior proposal, and answered questions of the Committee. The Committee discussed the revised proposal, including the impact of the proposed Metavante debt on its ability to carry out future acquisitions, the level of cash to be received by Marshall & Ilsley from the transaction and the merits of seeking alternative proposals from other parties and the related timing considerations involved in doing so. Representatives of JPMorgan discussed with the Committee the merits and risks of seeking alternative proposals, including the probability of receiving offers above and below the revised Warburg Pincus proposal, the financial impact of potential higher offers for 20% to 30% of the equity value, the risk that such action could jeopardize the revised Warburg Pincus proposal, the incremental time required to seek firm alternative proposals, including the potential for market and business conditions to change during this period, and the objective of maximizing the value of the transaction, which included the majority stake being retained by shareholders of Marshall & Ilsley and the cash distribution being made to Marshall & Ilsley. The Committee also considered the advisability of seeking a higher valuation from Warburg Pincus. The Committee then met without the representatives of JPMorgan, and further discussed the transaction, including the view of management that Warburg Pincus is a premier private equity investor and would make for a good partner and the recommendation of Messrs. Kuester and Martire to move forward with the current proposal. After discussion, the Committee unanimously approved management’s recommendation.

Following the meeting, representatives of Marshall & Ilsley and Warburg Pincus held further discussions regarding the principal terms of the proposed transaction. In the course of the negotiations, it was proposed that Warburg Pincus would acquire 25% of the shares of Metavante.

On February 28, 2007, a meeting of the Marshall & Ilsley Board was held at which representatives of JPMorgan were present. The Board received an update on the negotiations with Warburg Pincus and the proposed transaction as well as on the deliberations of the Metavante Acquisition Review Committee and its recommendation that the Marshall & Ilsley Board authorize the negotiations of a transaction with Warburg Pincus on the terms outlined in its revised proposal. The Marshall & Ilsley Board also received a valuation presentation from JPMorgan with respect to Metavante. Mr. Kuester provided to the Marshall & Ilsley Board background information regarding Warburg Pincus, including that it currently held investments in four technology companies and that it is considered a premier equity sponsor which takes a long-term view on its investments. At the meeting, the Board authorized management to move forward with negotiation of definitive agreements with Warburg Pincus with respect to the proposed transaction.

On March 2, 2007, Sidley Austin provided drafts of the investment agreement, separation agreement, employee matters agreement and form of shareholders agreement for the transactions to Warburg Pincus and its legal advisor, Wachtell, Lipton, Rosen & Katz, which we refer to as “Wachtell Lipton.” Drafts of the tax allocation agreement and limited guaranty relating to the transactions were provided to Warburg Pincus and Wachtell Lipton by Sidley Austin during the week of March 5, 2007. On March 12, 2007, Wachtell Lipton delivered comments on the investment agreement, the separation agreement and the form of shareholders agreement to Marshall & Ilsley and Sidley Austin. On March 16, 2007, Marshall & Ilsley delivered to Warburg Pincus and Wachtell Lipton drafts of the business agreements between Marshall & Ilsley and Metavante that would survive the consummation of the transactions. These agreements included an administrative services agreement under which Marshall & Ilsley will provide employee benefits, payroll and related services to New Metavante for a limited period after the consummation of the transactions.

From March 19, 2007 to April 3, 2007, representatives of Warburg Pincus, Wachtell Lipton, Marshall & Ilsley, Metavante, JPMorgan and Sidley Austin held a series of calls to negotiate various open issues in the transaction agreements, including the applicable termination provisions and termination fees, provisions relating to solicitation of competing proposals and the provisions of the shareholders agreement of New Metavante, and exchanged revised drafts of the agreements. At the same time, representatives of Warburg Pincus and Wachtell Lipton conducted a due diligence investigation of Metavante.

During the same period, representatives of the parties had a number of discussions relating to the amount of working capital that would be retained by New Metavante after the consummation of the transactions and the payment of the expenses of Marshall & Ilsley, Metavante and Warburg Pincus relating to the transactions. As a result of these discussions, it was agreed that there would be no minimum working capital requirement for Metavante at closing and that the amount of excess cash to be distributed by Metavante to Marshall & Ilsley (not including the borrowings of Metavante contemplated by the transactions or the proceeds of the Warburg Pincus investment) would be $290 million. The parties also agreed that each party would bear its own expenses if the transactions were not consummated and that Metavante would pay the expenses of Warburg Pincus if the transactions were consummated. It was agreed that all fees and expenses relating to the contemplated debt financing (including the fees of the lending banks) would be paid by New Metavante.

In the early morning of April 3, 2007, Sidley Austin distributed revised drafts of the investment agreement, separation agreement, shareholders agreement, limited guaranty, tax allocation agreement and employee matters agreement reflecting the discussions to date.

On April 3, 2007, the Marshall & Ilsley Board held a meeting to consider the proposed transaction and the transaction agreements. Also present at the meeting were members of management and representatives of JPMorgan and Sidley Austin. Management provided an overview of the transaction, including a description of the structure and discussed applicable valuation and economics. Management also reviewed corporate governance issues and the expected composition of the board of directors of New Metavante. Representatives of JPMorgan provided JPMorgan’s financial analysis of the proposed transaction, copies of which had been provided to the Marshall & Ilsley Board prior to the meeting, and delivered their oral view, subsequently confirmed in their valuation letter dated April 3, 2007, that, based on and subject to various assumptions described in such valuation letter, Metavante had, as of that date, an enterprise value in the range between $3.8 billion and $4.4 billion. Representatives of Sidley Austin provided an overview of the fiduciary duties of the Marshall & Ilsley Board members under applicable law as well as a summary of the material terms of the transaction agreements, copies of drafts of which had been provided to the Marshall & Ilsley Board prior to the meeting. Representatives of Sidley Austin also discussed the anticipated tax treatment of the transaction and answered questions of the directors. Management then provided a summary of the employee matters agreement as well as of the continuing business agreements between Marshall & Ilsley and Metavante. Management then gave its recommendation to the Marshall & Ilsley Board that the proposed transactions be approved. Following discussion, the representatives of JPMorgan and Sidley Austin left the meeting and the Marshall & Ilsley Board unanimously determined that the investment agreement and the transactions contemplated thereby were advisable and in the best interests of Marshall & Ilsley and its shareholders and adopted the investment agreement and the separation agreement and approved the transactions contemplated by these agreements. Management then presented its communication plan relating to the transaction.

Through the day of April 3, 2007, members of management and representatives of Warburg Pincus, Sidley Austin and Wachtell Lipton finalized the transaction agreements, the disclosure schedules to the investment agreement and the schedules to the separation agreement. In the late afternoon of April 3, 2007, Marshall & Ilsley, Investor and the other parties to the investment agreement executed the investment agreement, and the parties to the separation agreement, the tax allocation agreement, the employee matters agreement and the limited guaranty executed those agreements. Also that afternoon, Metavante, JPMorgan Chase Bank, JPMorgan and Morgan Stanley Senior Funding, Inc. executed the commitment letter for debt financing and Warburg Pincus delivered its equity commitment to provide the necessary funding to Investor to consummate its investment in New Metavante. In addition, Marshall & Ilsley and Metavante executed the continuing business agreements between the parties.

Following the execution of the transaction agreements, in the late afternoon of April 3, 2007 Marshall & Ilsley issued a press release announcing that it had entered into the definitive investment agreement and the related transaction agreements.

Marshall & Ilsley’s Reasons for the Transactions; Recommendation of the Marshall & Ilsley Board

The Marshall & Ilsley Board has unanimously approved and adopted the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, are advisable and in the best interests of Marshall & Ilsley and its shareholders and recommends that Marshall & Ilsley shareholders vote “FOR” the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance.

In reaching its decision to approve and adopt the investment agreement and the transactions contemplated by the investment agreement and recommend that Marshall & Ilsley shareholders approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, the Marshall & Ilsley Board consulted with Marshall & Ilsley’s management, as well as its financial and legal advisors, and considered a variety of factors weighing positively in favor of the transactions, including the following:

Provides Both Companies with Access to Dedicated Sources of Capital for Organic Growth and Acquisitions. The Marshall & Ilsley Board considered that both Marshall & Ilsley’s banking business and Metavante’s business required significant capital to continue internal growth and acquisition strategies and that the separation of Marshall & Ilsley and Metavante provides each with access to independent dedicated sources of capital.

Financial Terms of the Investment Agreement; Receipt by Marshall & Ilsley of Cash. The Marshall & Ilsley Board considered the financial terms of the investment agreement, including:

•	the $625 million investment that Investor will make in New Metavante prior to the New Marshall & Ilsley share distribution;

•	the approximately $1.75 billion of indebtedness that New Metavante and/or one or more of its subsidiaries will incur prior to the New Marshall & Ilsley share distribution;

•	the repayment by Metavante of certain intercompany indebtedness plus accrued and unpaid interest owed to Marshall & Ilsley (the amount currently owed is approximately $982 million);

•

the contribution by New Metavante to New Marshall & Ilsley of $1.665 billion in cash (which includes the $625 million of proceeds from the sale of the New Metavante common stock to Investor and the $1.040 billion dividend of cash received from Metavante);

•	that under the investment agreement New Metavante or Metavante will pay all of Investor’s expenses related to the transactions; and

•	the payment by New Marshall & Ilsley to JPMorgan of a $10 million transaction fee upon completion of the transactions.

The Marshall & Ilsley Board evaluated the historic financial condition and operating results of Marshall & Ilsley’s banking business and Metavante’s business, including information with respect to their respective earnings history, as well as the prospects of each business. The Marshall & Ilsley Board also evaluated analyses and other financial information related to Metavante, Marshall & Ilsley and the transactions.

Strategic Alternatives. The Marshall & Ilsley Board considered various strategic alternatives to the transactions, including:

•	continuing to operate both Marshall & Ilsley’s banking business and Metavante’s business;

•	a spin-off of 100% of Metavante’s business to Marshall & Ilsley’s existing shareholders;

•	a sale of Metavante’s business to a financial or strategic buyer; and

•	a spin-off of Metavante’s business combined with a merger of the Metavante business with another public company.

The Marshall & Ilsley Board considered that the transaction with Investor combined benefits of several other potential transactions by using a tax efficient structure to provide Marshall & Ilsley shareholders with the opportunity to participate in the potential growth of Metavante’s business while also permitting Marshall & Ilsley to receive cash in the transactions and Metavante to obtain the benefits of a significant equity investment from Warburg Pincus.

Improved Tangible Capital Position of Marshall & Ilsley. The Marshall & Ilsley Board took into account the fact that the transactions would result in an increase in Marshall & Ilsley’s tangible capital by an estimated $1.8 billion with total cash proceeds to Marshall & Ilsley of approximately $2.6 billion.

Participation of Marshall & Ilsley Shareholders in Potential Success of New Marshall & Ilsley and New Metavante. The Marshall & Ilsley Board considered that effecting the separation of New Marshall & Ilsley and New Metavante would permit Marshall & Ilsley shareholders to participate in the potential growth and success of each company. The Marshall & Ilsley Board also considered that upon completion of the transactions, Marshall & Ilsley shareholders would receive shares of New Marshall & Ilsley that represent 100% of the issued and outstanding shares of New Marshall & Ilsley common stock and shares of New Metavante common stock that, giving effect to the investment by Investor, will represent 75% of the issued and outstanding shares of New Metavante common stock.

Better Alignment of Employee Incentive Awards. The Marshall & Ilsley Board considered that the separation will result in the equity securities of each of New Marshall & Ilsley and New Metavante being publicly traded with a valuation that is expected to reflect more closely the efforts and performance of each company’s management. Such equity securities should enable each company to provide incentive compensation arrangements, including stock options and restricted stock, for its key employees that are directly related to the market performance of each company’s common stock. The Marshall & Ilsley Board believes that equity-based compensation arrangements tied more closely to the performance of the respective companies should provide enhanced incentives for performance and improve the ability for each company to attract, retain and motivate qualified personnel.

Potential for Contribution by Warburg Pincus to New Metavante. The Marshall & Ilsley Board considered the operational and strategic contributions Warburg Pincus has made to other companies in which it has invested and the potential for Warburg Pincus to make similar beneficial contributions to the business of New Metavante.

Debt Level of Metavante and Ability to Pursue Acquisitions. The Marshall & Ilsley Board considered that the debt incurred by New Metavante and/or one of its subsidiaries in connection with the consummation of the transactions should not preclude New Metavante from pursuing future transactions or its growth strategy.

Terms of the Separation Agreement and Investment Agreement. The Marshall & Ilsley Board reviewed and considered the terms of the investment agreement and the separation agreement, including:

•

that Marshall & Ilsley has the ability to terminate the investment agreement under a number of circumstances, including in order to accept a proposal from a third party to acquire Marshall & Ilsley and its subsidiaries, including Metavante, subject to paying a $75 million fee;

•

that the completion of the transactions is subject to, among other things, (i) New Metavante obtaining a private letter ruling and New Metavante and Marshall & Ilsley obtaining an opinion of counsel, in each case, with respect to the tax-free nature of the New Marshall & Ilsley share distribution and (ii) the receipt of capital adequacy and solvency opinions with respect to Marshall & Ilsley and certain of its subsidiaries as described under “The Investment Agreement—Shareholders Meeting; Conditions to the Completion of the Transactions;”

•

that the Marshall & Ilsley Board has the right to change its recommendation of the transactions under certain circumstances if failure to do so would be inconsistent with the board of directors fiduciary duties to its shareholders under applicable laws, and that doing so may result in Marshall & Ilsley being required to pay Investor a termination fee of $75 million as described under “The Investment Agreement—Covenants—No Solicitation of Acquisition Proposals; Recommendation of Marshall & Ilsley Board;” and

•	that under specified circumstances either Marshall & Ilsley or Investor would be required to pay a termination fee if the investment agreement was terminated.

The Marshall & Ilsley Board also considered the course of negotiations of the transaction agreements.

Valuation Letter of the Financial Advisor. The Marshall & Ilsley Board considered the view of JPMorgan, orally provided to the Marshall & Ilsley Board on April 3, 2007, and subsequently confirmed by delivery of a written valuation letter, dated as of the same date, that as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the valuation letter, the range of enterprise values of Metavante was between $3.8 billion and $4.4 billion, which would imply a range of values between approximately $515 million and $665 million for the proportionate share of Metavante represented by the number of shares of common stock of New Metavante to be purchased by Investor under the investment agreement and the number of shares of common stock of New Metavante that Investor may purchase under the stock purchase right agreement. The Marshall & Ilsley Board took note of the scope of JPMorgan’s view and its limitations, as well as the fact that JPMorgan’s fee is payable only upon consummation of the transactions contemplated by the investment agreement, which the Marshall & Ilsley Board considered a customary arrangement with a financial advisor in the context of transactions of this nature.

Marshall & Ilsley Shareholder Vote. The Marshall & Ilsley Board considered that under the investment agreement it is a condition to completion of the transactions that a majority of the outstanding shares of Marshall & Ilsley common stock vote to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, thereby giving the Marshall & Ilsley shareholders the opportunity to accept or reject the transactions.

Representation on New Metavante Board of Directors. The Marshall & Ilsley Board considered that, upon completion of the New Marshall & Ilsley share distribution, (i) subject to applicable law and regulatory process, Marshall & Ilsley would have one designee on the New Metavante board of directors, (ii) the Chairman of the Board of New Metavante would be Dennis J. Kuester for a period of one year from the date of closing and if Dennis J. Kuester is unable to serve during such one-year period, or after such one-year period, Frank R. Martire would, subject to the approval of the board of directors of New Metavante, succeed Dennis J. Kuester as Chairman of the Board of New Metavante (iii) two directors would be officers of New Metavante, one of whom would be the President and Chief Executive Officer and one of whom would be the Senior Executive Vice President and Chief Operating Officer and (iv) subject to applicable law and regulatory process, five additional directors would be selected by Marshall & Ilsley after consulting with the President and Chief Executive Officer of Metavante and with the consent of Investor, each of whom shall qualify as independent of Metavante under the rules of the New York Stock Exchange and the Exchange Act and one of whom shall be director of Marshall & Ilsley. The Marshall & Ilsley Board considered that, subject to applicable law and regulatory process, three directors would be designated by Investor.

Recommendation of Management. The Marshall & Ilsley Board took into account the recommendation of management of Marshall & Ilsley and Metavante in favor of the transactions.

Experience of Warburg Pincus in Completing Transactions. The Marshall & Ilsley Board considered the success of Warburg Pincus in completing complex transactions in the past, as well as its reputation in the private equity industry.

Tax Treatment of the Transactions. The Marshall & Ilsley Board considered that the separation of New Marshall & Ilsley and New Metavante is expected to be treated as a tax-free reorganization for federal income tax purposes. The Marshall & Ilsley Board also considered that the New Marshall & Ilsley share distribution may result in significant U.S. federal income tax liabilities to New Metavante if 50% or more of the stock of New Marshall & Ilsley or New Metavante is acquired, directly or indirectly, by one or more persons as part of a plan or series of related transactions that includes the share issuance and merger.

Allocation of Potential Tax Liabilities. The Marshall & Ilsley Board considered the allocation under the tax allocation agreement of any tax liabilities resulting from a determination that the share issuance and merger was not tax free.

Financial Impact of the Separation of Marshall & Ilsley and Metavante. The Marshall & Ilsley Board considered the financial impact of the loss of the assets, revenue and cash flows of Metavante’s business on Marshall & Ilsley.

Debt Financing. The Marshall & Ilsley Board considered that completion of the transactions requires that Metavante or one or more of its subsidiaries obtain approximately $1.75 billion of debt financing.

Leverage and Risks of Insolvency of New Metavante. The Marshall & Ilsley Board considered that following the transactions, New Metavante will have a significant amount of indebtedness, which will limit its financial and operational flexibility. The Marshall & Ilsley Board also considered that if New Metavante were to become insolvent at some point following completion of the proposed transactions (including as a result of a termination of or material modification to supplier or customer relationships), the proposed distributions could be challenged by creditors of New Metavante as a fraudulent conveyance and shareholders who received the funds or shares of New Marshall & Ilsley common stock in the distributions could be required to return all or a portion of them to New Metavante.

Ongoing Obligations After Completion of the Transactions. The Marshall & Ilsley Board took note of the fact that under the terms of the investment agreement, Marshall & Ilsley is subject to a 36-month non-competition covenant and a six-month employee non-solicit covenant and is required under specified circumstances to provide certain transition services to New Metavante.

Maintain Beneficial Business Relationships through Contractual Relationships. The Marshall & Ilsley Board considered that, as structured, the transactions, through the existence of continuing business agreements, allowed for Metavante and Marshall & Ilsley to continue in the mutual benefit business relationship as supplier and purchaser of services.

Restraints on Future Transactions. The Marshall & Ilsley Board considered that in order to preserve the tax-free nature of the transactions Marshall & Ilsley may be constrained from entering into a transaction or series of transactions in which 50% or more of New Marshall & Ilsley stock is acquired depending on whether Marshall & Ilsley engaged in “substantial negotiation” with respect to such transactions in the two-year period prior to the New Marshall & Ilsley share distribution.

Interests of Executive Officers and Directors of Marshall & Ilsley in the Transactions. The Marshall & Ilsley Board considered the interests of executive officers and directors of Marshall & Ilsley in the transactions described below under “The Transactions—Interests of Certain Persons in the Transactions” beginning on page [•].

Limited Express Contractual Recourse Against Investor and Warburg Pincus Private Equity IX, L.P. The Marshall & Ilsley Board considered that Marshall & Ilsley’s recourse against Investor or Warburg Pincus Private Equity IX, L.P., in the case of a breach by Investor of its obligations under the investment agreement is limited to seeking damages under the limited guarantee of Warburg Pincus Private Equity IX, L.P. in favor of Marshall & Ilsley and Metavante described below under “Additional Agreements Relating to the Transactions—Limited Guarantee” beginning on page [•].

The foregoing discusses the material factors considered by the Marshall & Ilsley Board and is not exhaustive of all factors considered by the Marshall & Ilsley Board. In view of the variety of factors considered in connection with its evaluation of the separation agreement and the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, the Marshall & Ilsley Board considered the factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination to approve the separation agreement, investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance. In addition, each member of the Marshall & Ilsley Board may have given differing weights to different factors.

In considering the recommendation of the Marshall & Ilsley Board to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, Marshall & Ilsley shareholders should be aware that certain executive officers and directors and certain shareholders of Marshall & Ilsley have certain interests in the proposed transactions that may be different from, or in addition to, the interests of Marshall & Ilsley shareholders generally. The Marshall & Ilsley Board was aware of these interests when approving the separation agreement and the investment agreement and recommending that the Marshall & Ilsley shareholders vote to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance. See “The Transactions—Interests of Certain Persons in the Transactions” beginning on page [•].

Valuation Letter of Financial Advisor to the Marshall & Ilsley Board

At a meeting of the Marshall & Ilsley Board held on April 3, 2007, JPMorgan orally provided the Marshall & Ilsley Board with its view, subsequently confirmed by delivery of a written valuation letter dated as of the same date, that as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the valuation letter, the range of enterprise values of Metavante was between $3.8 billion and $4.4 billion, which would imply a range of values between approximately $515 million and $665 million for the proportionate share of Metavante represented by the number of shares of common stock of New Metavante to be purchased by Investor under the investment agreement and the number of shares of common stock of New Metavante that Investor may purchase under the stock purchase right agreement (such proportionate share of Metavante, the “WPM Investment”).

The full text of the valuation letter of JPMorgan, dated April 3, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by JPMorgan in connection with its valuation, is attached to this proxy statement/prospectus—information statement as Annex F and is incorporated into this proxy statement/prospectus—information statement by reference. The summary of JPMorgan’s valuation letter included in this proxy statement/prospectus—information statement is qualified in its entirety by reference to the full text of such valuation letter. You are urged to read the valuation letter carefully and in its entirety. JPMorgan provided its valuation letter for the information and assistance of the Marshall & Ilsley Board in connection with its consideration of the transactions contemplated by the investment agreement and the other transaction agreements. The valuation letter addresses only the valuation of Metavante, on an enterprise value basis, and the implied value of the WPM Investment. The valuation letter does not constitute a recommendation to any shareholder of Marshall & Ilsley as to how such shareholder should vote at the special meeting with respect to the approval and adoption of the investment agreement and the transactions contemplated by the investment agreement and the other transaction agreements or any other matter and should not be relied upon by any shareholder as such.

In connection with rendering its view, JPMorgan, among other things:

•	reviewed drafts of the investment agreement and the stock purchase right agreement;

•	reviewed certain publicly available business and financial information concerning Metavante and the industries in which it operates;

•	reviewed the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of Metavante with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the managements of Marshall & Ilsley and Metavante relating to Metavante’s business, including forecasts for Metavante adjusted to reflect the consummation of the transactions contemplated by the investment agreement and the stock purchase right agreement; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of the valuation letter.

In addition, JPMorgan held discussions with certain members of the managements of Marshall & Ilsley and Metavante with respect to the past and current business operations of Metavante, the financial condition and future prospects and operations of Metavante, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In giving its view, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by Marshall & Ilsley and Metavante or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct, and was not provided with, an independent valuation or appraisal of any assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of Marshall & Ilsley or Metavante. JPMorgan did not evaluate the solvency of Marshall & Ilsley or of Metavante under any state or federal laws relating to bankruptcy, insolvency or similar matters or the available surplus of Marshall & Ilsley or any of its subsidiaries for purposes of complying with applicable state laws relating to the payment of dividends. In relying on financial analyses and forecasts provided to it, JPMorgan assumed that the financial analyses and forecasts were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Metavante. JPMorgan expressed no view as to such analyses or forecasts or the assumptions on which they were based.

JPMorgan based its view on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of the valuation letter. Subsequent developments may affect JPMorgan’s view and JPMorgan does not have any obligation to update, revise, or reaffirm its view as set forth in the valuation letter. The valuation letter does not constitute an opinion as to the fairness, from a financial point of view or otherwise, of the terms of any of the transactions contemplated by the investment agreement and the stock purchase right agreement, including the consideration to be received by New Metavante from Investor for the issuance of shares of New Metavante Class A common stock pursuant to the investment agreement or for the issuance of shares of New Metavante common stock pursuant to the stock purchase right agreement, and JPMorgan expressed no view as to the underlying decision by Marshall & Ilsley to engage in the transactions contemplated by the investment agreement and the stock purchase right agreement. In the valuation letter, JPMorgan expressed no view as to the price at which the common stocks of Marshall & Ilsley or New Metavante, or their respective successors, would trade at any future time.

The following is a summary of the material financial analyses presented by JPMorgan to the Marshall & Ilsley Board in connection with rendering its view and delivering the valuation letter described above. The following paragraphs summarize, but do not purport to be complete descriptions of, the analyses JPMorgan performed. The preparation of a valuation is a complex process and is not susceptible to partial analysis or summary descriptions. The following summary and the analyses performed by JPMorgan must be considered as a whole. Selecting portions of the following summary and the analyses performed by JPMorgan, without considering all of its analyses as a whole, could create an incomplete view of the process or assumptions underlying JPMorgan’s analyses and valuation.

In arriving at its valuation, JPMorgan considered all of the financial analyses that it performed and did not attribute any particular weight to any individual analysis or factor that it considered or reach any specific conclusion with respect to any individual analysis. Rather, JPMorgan made its determination as to the implied enterprise valuation of Metavante and the implied value for the WPM Investment on the basis of JPMorgan’s experience and professional judgment after considering the results of all of the analyses performed by it. No company or transaction used in JPMorgan’s analyses as a comparison is directly comparable to Marshall & Ilsley or Metavante or the transactions contemplated by the investment agreement and the stock purchase right agreement.

Analyses that are based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, the forecasts and analyses made or used by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

Comparable Company Trading Multiples Analysis

JPMorgan analyzed selected financial and market data for the following companies that JPMorgan determined to be comparable in their operations and financial characteristics to Metavante:

Core Processing Companies

•	Jack Henry & Associates, Inc.

•	Fidelity National Information Services, Inc.

•	Fiserv, Inc.

Payment Processing Companies

•	First Data Corp.

•	Total System Services, Inc.

•	Global Payments, Inc.

•	CheckFree Corp.

Although none of the comparable companies is directly comparable to Metavante, each of the comparable companies included was chosen because they are publicly traded companies providing core processing and payment processing technology and services to financial institutions, merchants and other firms and have financial characteristics that are similar to Metavante.

Using publicly available information, JPMorgan calculated the ratio of enterprise value to estimated earnings before interest, taxes, depreciation and amortization, which is referred to herein as “EBITDA,” for 2007 for each of these comparable companies. JPMorgan also calculated the ratio of enterprise value to EBITDA minus forecast capital expenditures, which is referred to herein as “Capex,” for 2007 for each of these comparable companies as well as ratios of their stock trading prices to estimated 2007 GAAP and cash earnings per share. All market data used by JPMorgan in its analyses was as of March 28, 2007.

JPMorgan calculated the enterprise value of each of those comparable companies by first adding the sum of the long-term and short-term debt of each of the comparable companies to the sum of the market value of such comparable company’s common equity, the book value of such comparable company’s preferred stock and the book value of such comparable company’s minority interest, and then subtracting from that result such comparable company’s cash and cash equivalents. JPMorgan calculated estimated EBITDA-Capex by subtracting forecast capital expenditures from estimated EBITDA.

JPMorgan calculated the estimated cash net income for the comparable companies by adding after-tax amortization from acquisitions and after-tax amortization of stock-based compensation back to GAAP net income. Wherever possible, estimated EBITDA, capital expenditures, net income and after-tax amortizations from acquisitions and stock-based compensation for each of the comparable companies were based on consensus equity research estimates from First Call. In certain circumstances where First Call did not provide estimates for certain financial data, JPMorgan relied on various equity research reports to develop estimates.

JPMorgan calculated implied valuation ranges for Metavante by applying ranges of multiples derived from this analysis to Marshall & Ilsley’s management’s projections of 2007 EBITDA, 2007 EBITDA-Capex, 2007 GAAP net income and 2007 cash net income for Metavante after giving effect to the transactions contemplated by the investment agreement and related agreements. A range of 9.5x to 10.5x was applied to the 2007 EBITDA projections; based on this analysis JPMorgan derived an implied range of enterprise values for Metavante of approximately $4,300 million to $4,755 million and an implied range of values for the WPM Investment of $640 million to $750 million. A range of 11.5x to 13.0x was applied to 2007 EBITDA-Capex projections; based on this analysis JPMorgan derived an implied range of enterprise values for Metavante of approximately $3,385 million to $3,825 million and an implied range of values for the WPM Investment of $410 million to $520 million. A range of 18.5x to 24.0x was applied to the 2007 GAAP net income projections; based on this analysis JPMorgan derived an implied range of enterprise values for Metavante of approximately $3,865 million to $4,495 million and an implied range of values for the WPM Investment of $530 million to $685 million. A range of 17.0x to 19.5x was applied to the 2007 cash net income projections; based on this analysis JPMorgan derived an implied range of enterprise values for Metavante of approximately $4,085 million to $4,430 million and an implied range of values for the WPM Investment of $585 million to $670 million.

Precedent Transaction Multiples Analysis

Using publicly available information, JPMorgan examined the following selected precedent transactions:

Announcement Date	Acquirer	Target
12/20/2006	M&F Worldwide, Corp.	John H. Harland Company

10/16/2006	The Carlyle Group and Providence Equity Partners	Open Solutions Inc.

09/15/2005	Open Solutions Inc.	BISYS Group—Info Services

09/15/2005	Fidelity National Information Services, Inc.	Certegy, Inc.

12/08/2004	Thomas H. Lee Advisors, LLC and Texas Pacific Group	Fidelity National Information Services, Inc.

The precedent transactions included were chosen because they involved companies providing core processing and payment processing technology and services to financial institutions, merchants and other firms and have financial characteristics that are similar to Metavante. JPMorgan calculated the transaction value in the selected precedent transactions as multiples of EBITDA for the last twelve months prior to the announcement of the transaction. JPMorgan calculated the transaction value for purposes of this analysis by first adding the target company’s sum of its long-term and short-term debt to the sum of the value of the target company’s common equity based on the value at which the acquirer intended to purchase the target company’s common equity, the book value of the target company’s preferred stock and the book value of the target company’s minority interest, and then subtracting from that result the target company’s cash and cash equivalents. JPMorgan noted that the mergers and acquisitions environment varies over time. JPMorgan also noted that no transaction reviewed by JPMorgan was directly comparable to the transactions contemplated by the investment agreement and the stock purchase right agreement and that, accordingly, its analysis involved complex considerations and judgments concerning differences in financial and operating characteristics of Marshall & Ilsley relative to the targets in the selected transactions and other factors that would affect the acquisition values in the precedent transactions.

Based on this analysis, JPMorgan then calculated an implied valuation range for Metavante by applying a range of 8.6x to 9.3x to Marshall & Ilsley’s management’s projected EBITDA for the twelve months prior to September 30, 2007, the anticipated transaction date. Based on this analysis, JPMorgan derived an implied range of enterprise values for Metavante of approximately $3,500 million to $3,785 million and an implied range of values for the WPM Investment of $435 million to $510 million.

Discounted Cash Flow Analysis

JPMorgan conducted a discounted cash flow analysis of Metavante. JPMorgan performed its analysis based on Marshall & Ilsley’s management’s financial plan and certain other publicly available information, using September 30, 2007 as the valuation date. Marshall & Ilsley’s management’s financial plan consisted of financial projections for years 2007 through 2011. Using discount rates ranging from 9.5% to 10.5%, JPMorgan estimated a range of present values for the future free cash flows expected to be generated by Metavante based upon the financial plan. The discount rates utilized were chosen based upon an analysis of Metavante’s weighted average cost of capital. The terminal value was calculated using perpetuity growth rates ranging from 3.5% to 4.0%. The analysis yielded a range of implied enterprise values of approximately $3,500 million to $4,380 million and a range of implied values for the WPM Investment of $435 million to $660 million.

Miscellaneous

The Marshall & Ilsley Board selected JPMorgan to render the valuation letter in connection with the transactions contemplated by the investment agreement and the stock purchase right agreement because of JPMorgan’s reputation as an internationally recognized investment banking and advisory firm with substantial experience in certain similar transactions and because JPMorgan is familiar with Marshall & Ilsley and its businesses, including Metavante’s business.

The engagement letter with JPMorgan dated April 2, 2007, provides that, upon the consummation of the transactions contemplated by the investment agreement, JPMorgan will receive a fee from Marshall & Ilsley in the amount of $10 million for its services as Marshall & Ilsley’s financial advisor. Marshall & Ilsley has also agreed to indemnify JPMorgan for certain liabilities arising out of its engagement as Marshall & Ilsley’s financial advisor. In addition, Marshall & Ilsley has agreed to reimburse JPMorgan for all reasonable expenses incurred by it in connection with its provision of services to Marshall & Ilsley, including reasonable fees of outside counsel and other professional advisors. JPMorgan and its affiliates have in the past performed, and may continue to perform, a variety of commercial banking and investment banking services for Marshall & Ilsley and its affiliates and for Investor and its portfolio companies, all for customary compensation. Specifically, JPMorgan acted as a lead manager for Marshall & Ilsley’s offerings of its bank notes, senior notes and subordinated notes in 2005 and as a lead manager for two offerings by Marshall & Ilsley of its bank notes in 2006.

JPMorgan and its affiliates comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing, and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals. In the ordinary course of their trading, brokerage, asset management, and financing activities, JPMorgan and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers, in debt or equity securities or senior loans of any purchaser, Marshall & Ilsley or any other company that may be involved in the transactions contemplated by the investment agreement and the other related agreements.

In addition, in connection with the transactions, JPMorgan, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc., Lehman Brothers Inc., and Robert W. Baird & Co. Incorporated, and certain of their respective affiliates, have agreed to provide a term loan facility and a revolving credit facility to Metavante and/or one or more of its subsidiaries pursuant to and in accordance with the terms and conditions contained in a commitment letter.

Antitrust and Regulatory Approvals

Antitrust Approvals. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the transactions may not be completed until Notification and Report Forms have been filed by or on behalf of each of Warburg Pincus Private Equity IX, L.P. and Marshall & Ilsley with the DOJ and the FTC and the specified waiting period has been observed. The applicable waiting period under the HSR Act will expire 30 days after the date of filing, unless earlier terminated or extended by a request for additional information and documentary materials. Warburg Pincus and Marshall & Ilsley each expect to file Notification and Report Forms with the DOJ and FTC on or prior to May 25, 2007. At any time before or after completion of the transactions, the DOJ, FTC or others (including states and private parties) could take action under the antitrust laws, including seeking to prevent the transactions, to rescind the transactions or to conditionally approve the transactions.

It is possible that the governmental entities with which antitrust filings are made may seek, as conditions for granting approval of the transactions, various regulatory concessions. There can be no assurance that:

•	Investor or Marshall & Ilsley will be able to satisfy or comply with the conditions;

•	compliance or non-compliance will not have adverse consequences on New Metavante after completion of the transactions; or

•

the required regulatory approvals will be obtained within the time frame contemplated by Investor and Marshall & Ilsley and referred to in this proxy statement/prospectus—information statement or on terms that will be satisfactory to Investor and Marshall & Ilsley.

See “The Investment Agreement—Conditions to the Completion of the Transactions” beginning on page [•].

Bank Regulatory Approvals. The transactions may be subject to the approval of filings, notifications, reports and applications under the Bank Holding Company Act of 1956, as amended, the Change in Bank Control Act of 1978, as amended, the Home Owner’s Loan Act, and other federal or state banking laws or regulations, including, without limitation, any required approvals from the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the Wisconsin Department of Financial Institutions and the Missouri Division of Finance. Warburg Pincus and Marshall & Ilsley filed a waiver request from the application requirements of Section 3 of the Bank Holding Company Act with the Federal Reserve Bank of Chicago on April 9, 2007. Depending on the final result of the waiver request to the Federal Reserve Bank of Chicago, additional waivers may be sought or other filings or applications may be made.

Other Requisite Approvals. The transactions may also be subject to the approval of filings, notifications, reports and applications under applicable state or federal laws or regulations and the rules and regulations of the National Association of Securities Dealers, Inc. (the “NASD”) or any other applicable regulatory authority regulating broker-dealers, investment advisors and insurance companies.

Accounting Treatment

Notwithstanding the legal form of the transactions, New Marshall & Ilsley will be considered the divesting entity and treated as the “accounting successor” to Marshall & Ilsley and Metavante will be considered the “accounting spinnee” for financial reporting purposes in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spinoffs.”

Reverse spinoff accounting is appropriate in situations in which the treatment of the legal spinnee as the accounting successor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financials statements. Under this treatment, the historical financial statements of New Marshall & Ilsley will be the historical financial statements of Marshall & Ilsley. In making its determination, Marshall & Ilsley considered the following indicators, among others:

•	current senior management of Marshall & Ilsley will continue to manage and operate New Marshall & Ilsley; and

•	current shareholders of Marshall & Ilsley will retain their 100% interest in Marshall & Ilsley through New Marshall & Ilsley while retaining only a 75% interest in New Metavante.

Interests of Certain Persons in the Transactions

In considering the recommendation of the Marshall & Ilsley Board to approve and adopt the investment agreement and the transactions contemplated by the investment agreement and the separation agreement, Marshall & Ilsley shareholders should be aware that directors and executive officers of Marshall & Ilsley have certain interests in the transactions that differ from, or are in addition to, the interests of Marshall & Ilsley shareholders generally. These interests are summarized below.

New Positions in New Metavante. Following completion of the closing of the transactions, Dennis J. Kuester will serve as Chairman of the Board of New Metavante for a period of one year from the closing date and Frank R. Martire will serve as President and Chief Executive Officer of New Metavante. If Dennis J. Kuester is unable to serve during such one-year period, or after such one-year period, Frank R. Martire will succeed Dennis J. Kuester as Chairman of the Board of New Metavante. In addition, pursuant to the investment agreement, following the closing of the transactions, Ted D. Kellner, a current independent director of Marshall & Ilsley, will serve on the board of directors of New Marshall & Ilsley and will serve on the board of directors of New Metavante.

The investment agreement also provides that Frank R. Martire, the President and Chief Executive Officer of Metavante immediately prior to the closing date, will be the President and Chief Executive Officer of New Metavante at the time of the New Marshall & Ilsley share distribution and thereafter until duly changed in accordance with the organizational documents of New Metavante and applicable law. In addition, it is currently contemplated that most of the senior management of Metavante will become the senior management of New Metavante and most of the senior management of Marshall & Ilsley will become the senior management of New Marshall & Ilsley.

Equity Compensation of Executive Officers and Directors. Each option held by a Metavante or New Metavante employee to purchase Marshall & Ilsley stock outstanding prior to the completion of the New Marshall & Ilsley share distribution will be converted into an option to purchase New Metavante stock, effective immediately after the New Marshall & Ilsley share distribution, and adjusted to reflect the New Marshall & Ilsley share distribution. Each option held by a Marshall & Ilsley or New Marshall & Ilsley employee or director to purchase Marshall & Ilsley common stock outstanding prior to the completion of the New Marshall & Ilsley share distribution will be converted into an option to purchase New Marshall & Ilsley common stock, effective immediately after the New Marshall & Ilsley share distribution, and adjusted to reflect the New Marshall & Ilsley share distribution. Prior to the completion of the New Marshall & Ilsley share distribution, 75% of the outstanding options to purchase Marshall & Ilsley common stock held by an individual who, immediately following the consummation of the transactions, will be a director of New Metavante and either a Marshall & Ilsley or New Marshall & Ilsley employee or a director of New Marshall & Ilsley will be converted into New Marshall & Ilsley options and 25% of the outstanding options to purchase Marshall & Ilsley common stock held by these individuals will be converted into New Metavante options, effective immediately after the New Marshall & Ilsley share distribution, and adjusted to reflect the New Marshall & Ilsley share distribution. The employee matters agreement provides that the number of shares of New Metavante common stock or New Marshall & Ilsley common stock, as the case may be, subject to each converted option for these individuals and the per share exercise price of the converted options will be fixed in a way that maintains the intrinsic value of the option to purchase Marshall & Ilsley common stock and does not increase the ratio of the per share exercise price of the converted option to the value of one share of Marshall & Ilsley common stock on the closing date.

The following table sets forth the number of options to purchase Marshall & Ilsley common stock held by each director and executive officer of Marshall & Ilsley as of May 1, 2007, which will be converted into options to purchase New Marshall & Ilsley common stock, or in the case of an individual who is a director of New Metavante immediately following the separation and either a Marshall & Ilsley or New Marshall & Ilsley employee or a director of New Marshall & Ilsley, options to purchase both New Marshall & Ilsley common stock and New Metavante common stock, together with the weighted-average exercise price of such options.

Stock Options Held by Directors or Executive Officers

Director or Executive Officer	Number of Stock Options Held by Director or Executive Officer	Weighted Average Exercise Price
Malcolm M. Aslin	10,000	$43.92
Andrew N. Baur	15,000	$41.93
Jon F. Chait	50,000	$32.06
John W. Daniels, Jr.	15,000	$41.93
Ryan R. Deneen	72,200	$42.20
Thomas R. Ellis	218,000	$36.56
Randall J. Erickson	236,250	$37.14
Mark F. Furlong	655,525	$36.08
Michael D. Hayford	261,000	$35.65
Mark R. Hogan	194,500	$34.06
Patricia R. Justiliano	158,125	$34.15
Ted D. Kellner	45,000	$32.80
Brent J. Kelly	25,000	$45.63
Beth D. Knickerbocker	40,000	$43.28
Kenneth C. Krei	180,500	$40.39
Dennis J. Kuester	1,703,750	$34.64
David J. Lubar	5,000	$47.46
Katharine C. Lyall	55,000	$32.08
Frank R. Martire	305,750	$39.75
John A. Mellowes	30,000	$36.52
Thomas J. O’Neill	376,000	$34.67
San W. Orr, Jr.	50,000	$32.06
Robert J. O’Toole	30,000	$36.52
Peter M. Platten, III	48,334	$34.76
Paul J. Renard	172,125	$33.58
John L. Roberts	333,250	$33.60
Thomas A. Root	111,800	$33.23
John S. Shiely	45,000	$35.51
Gregory A. Smith	90,000	$45.83
Michael C. Smith	33,500	$45.49
Ronald E. Smith	135,750	$37.92
Debra S. Waller	20,000	$39.62
George E. Wardeberg	45,000	$33.46
James B. Wigdale	1,283,000	$29.02

Total	7,049,359	$38.59

The following table sets forth the number of options to purchase Marshall & Ilsley common stock held by each person that New Metavante expects to become a director or executive officer of New Metavante as of the closing date, together with the weighted-average exercise price of such options. Information is as of May 1, 2007. The options will be converted into options to purchase New Metavante common stock, or in the case of an individual who is a director of New Metavante immediately following the separation and either a Marshall & Ilsley or New Marshall & Ilsley employee or a director of New Marshall & Ilsley, options to purchase both New Marshall & Ilsley common stock and New Metavante common stock.

Director or Executive Officer	Number of Stock Options Held by Director or Executive Officer	Weighted Average Exercise Price
Debra A. Bronder	50,875	$39.04
David Coulter	—	—
Frank G. D’Angelo	127,875	$41.95
Paul T. Danola	136,000	$40.24
Navroz (Norrie) J. Daroga	51,500	$42.70
James R. Geschke	84,250	$40.57
Michael D. Hayford	261,000	$35.65
Brian C. Hurdis	97,125	$42.13
Ted D. Kellner	45,000	$32.80
Dennis J. Kuester	1,703,750	$34.64
Rachel A. Landrum	41,250	$43.44
Donald W. Layden, Jr.	54,500	$44.35
Frank R. Martire	305,750	$39.75
James Neary	—	—
Steven A. Rathgaber	26,375	$44.67
Gary A. Refinski	118,375	$36.58

Total	3,103,625	$36.80

All shares of Marshall & Ilsley restricted stock shall be treated the same as all other outstanding shares of Marshall & Ilsley common stock in the transactions contemplated by the investment agreement and the separation agreement, except that each share of New Metavante common stock and New Marshall & Ilsley common stock received with respect to these shares will remain subject to the same restrictions as the corresponding shares of Marshall & Ilsley restricted stock to which it relates and will continue to be subject to the terms of the applicable Marshall & Ilsley equity plan.

The following table sets forth the number of shares of restricted stock held by executive officers and directors of Marshall & Ilsley.

Restricted Stock Held by Executive Officers or Directors

Director or Executive Officer	Number of Shares of Marshall & Ilsley Restricted Stock
Ryan R. Deneen	8,600
Thomas R. Ellis	11,850
Randall J. Erickson	15,750
Mark F. Furlong	51,625
Michael D. Hayford	11,700
Mark R. Hogan	8,350
Patricia R. Justiliano	6,075
Brent J. Kelly	2,500
Beth D. Knickerbocker	5,400
Kenneth C. Krei	19,300
Dennis J. Kuester	65,250
Frank R. Martire	21,750
Thomas J. O’Neill	16,900
Paul J. Renard	6,475
John L. Roberts	12,950
Thomas A. Root	3,900
Gregory A. Smith	20,850
Michael C. Smith	4,000
Ronald E. Smith	9,400

Total	302,625

The following table sets forth the number of shares of restricted stock held by each person that New Metavante expects to become a director or executive officer of New Metavante as of the closing date.

Director or Executive Officer	Number of Shares of Marshall & Ilsley Restricted Stock
Debra A. Bronder	2,375
David Coulter	—
Frank G. D’Angelo	10,875
Paul T. Danola	10,275
Navroz (Norrie) J. Daroga	3,200
James R. Geschke	6,300
Michael D. Hayford	11,700
Brian C. Hurdis	8,525
Ted D. Kellner	—
Dennis J. Kuester	65,250
Rachel A. Landrum	1,250
Donald W. Layden, Jr.	4,200
Frank R. Martire	21,750
James Neary	—
Steven A. Rathgaber	12,375
Gary A. Refinski	6,075

Total	164,150

Expected Grants of Stock Options. It is expected that New Metavante’s executive officers will receive grants of stock options in connection with the completion of the transactions. More specific information regarding the expected option grants is provided under “Compensation of Executive Officers of New Metavante—Compensation Discussion And Analysis of New Metavante—Expected Grants of Stock Options.”

New Equity Compensation Plans. Marshall & Ilsley will use, or will cause its appropriate subsidiary to use, reasonable best efforts to cause New Metavante to adopt a New Metavante equity compensation plan prior to the New Marshall & Ilsley distribution that will reserve a percentage of the equity of New Metavante equal to 9% for new options and other equity grants to be issued in connection with the transaction and anticipated to be issued within the following four to five years, plus a number of shares sufficient for the substitution of existing Marshall & Ilsley options and other equity grants or rights held by Metavante or New Metavante employees or directors, which is expected to represent approximately an additional 9.5% of the equity of New Metavante. Marshall & Ilsley may also cause New Metavante to adopt an annual bonus plan if requested to do so by Investor.

Incentive Compensation. The incentive compensation earned by participants under the Metavante Corporation Long-Term Incentive Plan with respect to performance periods that include the separation date that are based on performance of Marshall & Ilsley will be determined jointly by Marshall & Ilsley, New Marshall & Ilsley, Metavante, New Metavante and the Investor as of the separation date and will be paid by Metavante and New Metavante after the conclusion of the performance period. Payments based on the performance of Metavante generally will be made by Metavante and New Metavante in accordance with the terms of the Metavante Corporation Long-Term Incentive Plan. It is anticipated that the net income factor currently set forth in the plan will be replaced with a factor more directly tied to shareholder value.

Nonqualified Deferred Compensation. For purposes of the Marshall & Ilsley Corp. Amended and Restated Executive Deferred Compensation Plan and the Marshall & Ilsley Corp. 2005 Executive Deferred Compensation Plan (collectively, the “Deferred Compensation Plans”), as amended, Metavante and New Metavante employees will be deemed to terminate employment on the date of separation and may be entitled to receive a distribution of their account balances under the Deferred Compensation Plans following the completion of the transactions. Metavante employees who forfeit restricted Marshall & Ilsley stock units credited to their accounts under the Deferred Compensation Plans will be granted restricted stock awards by New Metavante with the same remaining restriction period as the forfeited restricted Marshall & Ilsley stock units, with the number of shares of restricted stock equal to the number of units forfeited, multiplied by a fraction, the numerator of which is the Marshall & Ilsley pre-distribution stock price and the denominator of which is the New Metavante post-distribution stock price. Participants who will be employed by New Marshall & Ilsley will not be entitled to a distribution due to the completion of the transactions.

Employment Agreements. Prior to the transactions, the only Metavante executive officer to have an employment agreement with Metavante was Steven A. Rathgaber. New Metavante expects to enter into employment agreements with Messrs. Martire, Hayford, D’Angelo and Layden, effective as of the closing of the transactions. The employment agreements will have an initial term of two or three years and will automatically renew for consecutive one-year terms unless either party gives written notice of its intention not to renew at least 60 days prior to any expiration date. Under the employment agreements, each executive is entitled to a base salary which will be reviewed annually by the compensation committee of New Metavante’s board of directors, as well as to employee benefits, in accordance with New Metavante’s policies for senior executives. The employment agreements are expected to provide for incentive compensation, at the company’s discretion, based upon performance.

The base salary amounts for each of the covered executive officers are projected to be: Mr. Martire—$675,000; Mr. Hayford—$525,000; Mr. D’Angelo—$425,000; and Mr. Layden—$400,000. It is expected that the employment agreements will provide that these amounts may be increased in subsequent years, but generally may not be reduced. The target annual bonuses, as a percentage of base salary, are expected to be as follows: Mr. Martire—100%; Messrs. Hayford and D’Angelo—90%; and Mr. Layden—75%.

If the employment agreements are terminated by New Metavante without “cause” or by the executive with “good reason”—either of which is a “qualifying termination”—the executive will receive: (i) his earned but unpaid base salary and accrued but unused vacation pay; (ii) a lump sum cash severance equal to the product of two times the sum of (x) the executive’s base salary and (y) the executive’s target bonus; (iii) continuation of welfare benefits for 24 months following termination, subject to certain restrictions in the event the executive obtains other employment providing for such benefits; and (iv) vesting in all time-based options that would have become vested within 12 months of the termination date. Payment of all or part of the lump sum cash severance may be delayed for six months following termination if required by Code Section 409A. No severance payments or benefits will be payable upon a termination of employment that is not a qualifying termination, and payment of severance payments and benefits are subject to the executive’s execution of a release of claims against New Metavante. The employment agreements will subject each executive to standard ongoing confidentiality and work product obligations and to non-competition and non-solicitation covenants while employed by New Metavante and for one year after termination of employment for any reason.

“Cause” is defined as:

•

the executive’s willful refusal to perform in any material respect the executive’s duties or responsibilities for the company or to comply in any material respect with the company’s policies and procedures;

•	conduct by the executive materially injurious to the company or its business reputation;

•	conviction or entry of a plea of guilty or nolo contendere to a crime (other than a vehicular misdemeanor); or

•	fraud or other illegal conduct in the performance of the executive’s duties for the company.

“Good reason” is defined as:

•	reduction in the executive’s base salary;

•	relocation of greater than 35 miles of the executive’s place of employment;

•	material diminution in the executive’s title;

•	removal of the executive from the company’s executive committee; or

•	nonrenewal notice given by the company.

Each executive will also be a party to a change of control agreement, which will be substantially similar to the Metavante change of control agreements. See “—Change of Control Agreements and Related Matters” below.

Change of Control Agreements and Related Matters. Prior to the transactions, Metavante and Marshall & Ilsley had entered into change of control agreements with certain Metavante executive officers, including Messrs. Martire, Hayford, D’Angelo and Paul T. Danola. In order to assure management continuity and stability, upon the closing of the transactions, New Metavante expects to enter into change of control agreements (the “New Metavante change of control agreements”) with certain executive officers and employees, including all members of the New Metavante executive committee.

The New Metavante change of control agreements with the executive officers are expected to be substantially similar to the change of control agreements that existed prior to the closing of the transactions. They guarantee the named executive officers specific payments and benefits upon a termination of employment as a result of a change of control of Metavante. If a change of control occurs, the agreement becomes effective and continues for four years from such change of control. Under the change of control agreements, “change of control” will be defined in substantially the same manner as the existing Metavante change of control agreements.

The New Metavante change of control agreements are expected to provide for specified benefits if, after a change of control of Metavante occurs, the executive officer voluntarily terminates his employment for “good reason” or is involuntarily terminated without “cause.” “Good reason” is generally defined as a reduction of the executive’s base salary or target bonus opportunity, the company’s failure to provide the executive with the same long-term incentive opportunities and benefits provided to other peer executives of the entity which employs the executive after the change of control, or a significant relocation of the executive’s primary work location. “Cause” is generally defined as the executive’s willful, deliberate and continual failure to substantially perform his duties where such failure constitutes gross misconduct or results in (or was intended to result in) demonstrable material injury to the company, or the executive commits acts of fraud or dishonesty constituting a felony that results in gain to, or enrichment of, the executive at the company’s expense.

Upon a termination for good reason or without cause, the executive officer is entitled to a lump sum cash payment consisting of:

•	accrued but unpaid base salary;

•

the higher of (i) the average annualized bonuses paid or payable to the executive by the company in respect of the three fiscal years prior to the change of control and (ii) the annualized bonus paid or payable for the most recently completed fiscal year prior to the year in which the termination occurs (such amount being the “higher annual bonus”), prorated for the fiscal year in which the termination occurs;

•	three, two or one times (dependent on the length of the term of the agreement) the sum of: (i) the executive’s annual base salary (including certain deferred amounts) and (ii) the higher annual bonus;

•	a payment equal to the retirement benefits lost for three, two or one years (dependent on the length of the term of the agreement); and

•	three, two or one times (dependent on the length of the term of the agreement) the value of certain other fringe benefits.

In addition, in the event of a qualifying termination, the executive is expected to be entitled to continued medical and dental benefits for 36, 24 or 12 months (depending on the length of the term of the agreement) after the date of termination and has the right to purchase his or her company car, if any, at book value. The New Metavante change of control agreements also, subject to certain limitations, provide for “gross-up” payments in the event payments to an executive under the Metavante change of control agreement are subject to the excise tax (the “excise tax”) provided for under Section 4999 of the Code, or any similar federal, state or local tax which may be imposed, in an amount such that the executive officer will be in the same after-tax position as if no 20% excise tax under Section 4999 had been imposed. However, if the applicable excise tax could be avoided by reducing the executive’s payment under the change of control agreement by $50,000 or less, and if the executive would be in a better after-tax position than if no reduction were made, then the executive is not entitled to any gross-up. The New Metavante change of control agreements also require the company to pay certain legal expenses incurred by the executive officer in connection with enforcing his rights under the change of control agreement or disputing the company’s decision to terminate him or the gross-up payments paid thereunder. Payment of all or part of the lump sum cash payment to an executive may be delayed for six months following termination if required by Code Section 409A. Severance payments and benefits are also subject to the executive officer’s execution and non-revocation of a release of claims against New Metavante.

Terms of Employment. In connection with the transactions, in addition to the changes evidenced by the employment contracts described above, it is expected that the terms of employment, including base salary and bonus structure, may be adjusted for certain other executive officers on account of increased responsibilities and duties.

Federal Securities Law Consequences; Resale Restrictions

New Metavante and New Marshall & Ilsley common stock issued in the transactions will not be subject to any restrictions on transfer arising under the Securities Act of 1933, except for shares issued to any Marshall & Ilsley shareholder who may be deemed to be an “affiliate” of New Metavante for purposes of Rule 145 under the Securities Act. It is expected that each affiliate will enter into an agreement with New Metavante not to transfer any New Metavante common stock received pursuant to the transactions except in compliance with the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. The investment agreement requires Marshall & Ilsley to use its reasonable best efforts to cause its affiliates to enter into these agreements.

The issuance of New Metavante common stock to Marshall & Ilsley shareholders in the holding company merger will be registered under the Securities Act. Accordingly, the shares of New Metavante common stock issued in the holding company merger may be traded freely and without restriction by shareholders who are not deemed to be affiliates of New Metavante. Any subsequent transfer of these shares by any affiliate of New Metavante at the time that Marshall & Ilsley’s shareholders adopt the investment agreement must:

•	be registered under the Securities Act;

•	comply with Rule 145 promulgated under the Securities Act (permitting limited sales under specified circumstances); or

•	otherwise be exempt from registration under the Securities Act.

These restrictions are expected to apply to the directors and executive officers of Marshall & Ilsley and New Metavante and any holder of 10% or more of Marshall & Ilsley common stock (and to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest).

New York Stock Exchange Trading

Marshall & Ilsley common stock, which currently trades on the New York Stock Exchange under the symbol “MI,” will cease trading on the New York Stock Exchange as of the closing date.

New Marshall & Ilsley intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol “MI” and New Metavante intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol “MV.” It is expected that New Marshall & Ilsley’s common stock and New Metavante’s common stock would begin trading on the day following the closing date. In addition, a when-issued trading market for New Marshall & Ilsley common stock and New Metavante common stock may develop following the effectiveness of the registration statements registering the shares of New Marshall & Ilsley common stock and New Metavante common stock under the Exchange Act. We refer to that date as the “Exchange Act registration statements date.”

“When-issued” trading refers to conditional purchase or sale transactions with respect to a security that has been authorized, but is not yet issued and available. The when-issued trading market would be a market that develops prior to the completion of the transactions. If when-issued markets develop, we expect that any when-issued trades of New Marshall & Ilsley common stock and New Metavante common stock would settle within four trading days after the closing date. On the first trading day following the closing date, any when-issued trading with respect to New Marshall & Ilsley common stock and New Metavante common stock will end and regular way trading will begin. If the transactions do not close, all when-issued trading would be null and void.

No Appraisal Rights

The shareholders of Marshall & Ilsley, New Metavante and New Marshall & Ilsley will not be entitled to exercise appraisal rights or to demand payment for their shares in connection with the transactions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE HOLDING COMPANY MERGER, THE NEW MARSHALL & ILSLEY SHARE DISTRIBUTION AND RELATED TRANSACTIONS

The following discusses the material U.S. federal income tax consequences of the holding company merger, the New Marshall & Ilsley share distribution and related transactions. The discussion which follows is based on the Internal Revenue Code, Treasury regulations promulgated under the Internal Revenue Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this proxy statement/prospectus—information statement, all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes that the holding company merger, the New Marshall & Ilsley share distribution and related transactions will be consummated in accordance with the separation agreement and the investment agreement and as further described in this proxy statement/prospectus—information statement. This is not a complete description of all of the consequences of the holding company merger, the New Marshall & Ilsley share distribution or related transactions and, in particular, may not address U.S. federal income tax considerations applicable to Marshall & Ilsley shareholders subject to special treatment under U.S. federal income tax law. Shareholders subject to special treatment include, for example, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, and holders who hold Marshall & Ilsley common stock as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. For purposes of this proxy statement/prospectus—information statement, a U.S. holder means a shareholder of Marshall & Ilsley, New Marshall & Ilsley or New Metavante, as the case may be, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that for U.S. federal income tax purposes is

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996 and has properly elected under applicable United States Treasury Regulations to be treated as a United States person.

Except where specifically indicated, this discussion does not address the U.S. federal income tax consequences to Marshall & Ilsley shareholders who are not U.S. holders or who do not hold Marshall & Ilsley common stock, New Marshall & Ilsley common stock or New Metavante common stock as a capital asset. No information is provided in this proxy statement/prospectus—information statement with respect to the tax consequences of the holding company merger, the New Marshall & Ilsley share distribution or related transactions under applicable foreign, state or local laws.

Marshall & Ilsley shareholders are urged to consult with their tax advisors regarding the tax consequences of the holding company merger, the New Marshall & Ilsley share distribution and related transactions to them, as applicable, including the effects of U.S. federal, state, local, foreign and other tax laws.

The Holding Company Merger

The completion of the transactions is conditioned upon the receipt of a private letter ruling from the Internal Revenue Service to the effect that the holding company merger and the Marshall & Ilsley LLC conversion qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Assuming the receipt and continued validity of the private letter ruling from the Internal Revenue Service in the form requested from the

Internal Revenue Service, the material U.S. federal income tax consequences of the holding company merger and Marshall & Ilsley LLC conversion will be as follows:

•

no gain or loss will be recognized by a Marshall & Ilsley shareholder solely as the result of the receipt of New Metavante common stock in the holding company merger, except with respect to cash received in lieu of fractional shares;

•

the aggregate tax basis of the New Metavante common stock that a Marshall & Ilsley shareholder receives in the holding company merger will be the same as the aggregate tax basis of the shares of Marshall & Ilsley common stock converted into shares of New Metavante common stock, decreased by the amount of any tax basis allocable to any fractional share interest in New Metavante common stock for which cash is received;

•

the holding period of the New Metavante common stock received by a Marshall & Ilsley shareholder in the holding company merger will include the holding period of the shareholder’s Marshall & Ilsley common stock, provided that the Marshall & Ilsley common stock is held as a capital asset on the date of the holding company merger;

•

a Marshall & Ilsley shareholder who receives cash in lieu of fractional shares of New Metavante common stock will recognize gain or loss equal to the difference between the amount of cash received and the basis of the Marshall & Ilsley common stock allocable to the fractional share interest; and

•	no gain or loss will be recognized by Marshall & Ilsley or New Metavante in the holding company merger and the Marshall & Ilsley LLC conversion.
In addition, the distribution by Marshall & Ilsley LLC of the equity interests of Metavante to New Metavante will be disregarded (and therefore tax-free) for U.S. federal income tax purposes.

If the holding company merger and the Marshall & Ilsley LLC conversion do not qualify as a reorganization under Section 368(a) of the Internal Revenue Code, each Marshall & Ilsley shareholder would recognize taxable gain or loss equal to the difference between the fair market value of the New Metavante common stock received in the holding company merger and such shareholder’s basis in the common stock exchanged therefor.

The New Marshall & Ilsley Share Distribution

The completion of the transactions is conditioned upon the receipt of (i) a private letter ruling from the Internal Revenue Service to the effect that the Marshall & Ilsley contribution and the New Marshall & Ilsley share distribution qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Internal Revenue Code and (ii) with respect to certain requirements for tax-free treatment under Section 355 of the Internal Revenue Code on which the Internal Revenue Service will not rule, an opinion of Sidley Austin LLP, counsel to Marshall & Ilsley (or another law firm of national standing), to the effect that such requirements will be satisfied.

Assuming (i) the receipt and continued validity of the private letter ruling from the Internal Revenue Service in the form requested from the Internal Revenue Service and (ii) the correctness of counsel’s opinion, the material U.S. federal income tax consequences of the Marshall & Ilsley contribution and New Marshall & Ilsley share distribution will be as follows:

•	no gain or loss will be recognized by New Marshall & Ilsley or New Metavante in the Marshall & Ilsley contribution;

•

no gain or loss will be recognized by (and no amount will be included in the income of) the New Metavante shareholders on their receipt of the New Marshall & Ilsley common stock in the New Marshall & Ilsley share distribution;

•	no gain or loss will be recognized by New Marshall & Ilsley or New Metavante on the distribution of all of the New Marshall & Ilsley common stock to the New Metavante shareholders;

•

the aggregate tax basis of the New Marshall & Ilsley common stock and New Metavante common stock in the hands of the New Metavante shareholders will be the same as the aggregate tax basis of the New Metavante common stock held by such holders immediately before the New Marshall & Ilsley share distribution allocated in proportion to the fair market value of each (if a New Metavante shareholder that purchased or acquired shares of New Metavante common stock on different dates or at different prices is not able to identify which particular share of New Marshall & Ilsley common stock is received with respect to a particular share of New Metavante common stock, the shareholder may designate which share of New Marshall & Ilsley common stock is received with respect to a particular share of New Metavante common stock, provided the terms of the designation are consistent with the terms of the New Marshall & Ilsley share distribution); and

•

assuming that the shares of New Metavante common stock held by the New Metavante shareholders are capital assets in the hands of such shareholders, the holding period of the New Marshall & Ilsley common stock received by the New Metavante shareholders will include their holding period for the New Metavante common stock (i.e., their holding period for the Marshall & Ilsley common stock from which their shares of New Metavante common stock were converted in the holding company merger).

For a hypothetical example of a tax basis calculation, please see Annex I to this proxy statement/information statement—prospectus.

As described above, the private letter ruling and the opinion described above will be based, in part, on assumptions and representations as to factual matters that have been or will be received from, among others, Investor, Marshall & Ilsley and New Metavante, as requested by the Internal Revenue Service or counsel. If any of those assumptions or representations is inaccurate as of the effective time of the New Marshall & Ilsley share distribution, the tax consequences of the New Marshall & Ilsley share distribution could differ materially from those described above. Opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position.

If the New Marshall & Ilsley share distribution does not qualify as a tax-free distribution under section 355 of the Internal Revenue Code, New Metavante would recognize taxable gain equal to the excess of the fair market value of the New Marshall & Ilsley common stock distributed to the New Metavante shareholders over New Metavante’s tax basis in the New Marshall & Ilsley common stock. In addition, each New Metavante shareholder who receives New Marshall & Ilsley common stock in the New Marshall & Ilsley share distribution would generally be treated as receiving a taxable dividend in an amount equal to the fair market value of the New Marshall & Ilsley common stock received to the extent of the earnings and profits of New Metavante.

Effect of Certain Acquisitions of the Stock of New Marshall & Ilsley or New Metavante

Even if the New Marshall & Ilsley share distribution otherwise qualifies as a tax-free distribution under Section 355 of the Internal Revenue Code, the distribution of New Marshall & Ilsley common stock to New Metavante shareholders in connection with the New Marshall & Ilsley share distribution would result in significant U.S. federal income tax liabilities to New Metavante, (but not Marshall & Ilsley shareholders), if there is an acquisition of stock of New Marshall & Ilsley or New Metavante as part of a plan or series of related transactions that includes the New Marshall & Ilsley share distribution and that results in an acquisition of 50% or more of New Marshall & Ilsley or New Metavante outstanding common stock. For purposes of these rules, any acquisitions of the stock of New Marshall & Ilsley or New Metavante within two years before or after the New Marshall & Ilsley share distribution are presumed to be part of a plan, although the parties may be able to rebut that presumption. For purposes of this test, the investment by Investor will be treated as part of such a plan or series of transactions. Under the terms of the investment agreement, Investor will acquire 25% of New Metavante common stock. Thus, an additional 25% change in the ownership of the New Metavante common stock could trigger a significant tax liability for New Metavante under Section 355 of the Internal Revenue Code (for which New Marshall & Ilsley may be required to indemnify New Metavante under the tax allocation agreement unless such taxes would not have been imposed but for specified acts of New Metavante or its affiliates (including Investor)).

The process for determining whether a prohibited change in control has occurred under the rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If New Marshall & Ilsley or New Metavante does not carefully monitor its compliance with these rules, it might inadvertently cause or permit a prohibited change in the ownership of New Metavante or of New Marshall & Ilsley to occur, thereby triggering New Marshall & Ilsley’s or New Metavante’s respective obligations to indemnify the other pursuant to the tax allocation agreement, which would have a material adverse effect on New Metavante and/or New Marshall & Ilsley. New Metavante will be primarily liable for these taxes, and there can be no assurance that New Marshall & Ilsley would be able to fulfill its obligations under the tax allocation agreement if New Marshall & Ilsley was determined to be responsible for these taxes thereunder. In addition, these mutual indemnity obligations could discourage or prevent a third party from making a proposal to acquire either party.

Information Reporting

Current Treasury regulations require New Metavante shareholders who own at least 5 percent of the total outstanding stock of New Metavante and who receive New Marshall & Ilsley common stock pursuant to the New Marshall & Ilsley share distribution to attach to his, her or its federal income tax return for the year in which the New Marshall & Ilsley share distribution occurs, a detailed statement setting forth the data that may be appropriate in order to show the applicability of Section 355 of the Internal Revenue Code to the New Marshall & Ilsley share distribution. New Metavante will provide the appropriate information to each such shareholder upon request.

The foregoing sets forth the material U.S. federal income tax consequences of the holding company merger, the New Marshall & Ilsley share distribution and related transactions under current law. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the holding company merger, the New Marshall & Ilsley share distribution and related transactions. Each Marshall & Ilsley shareholder is encouraged to consult his, her or its tax advisor as to the particular consequences of the holding company merger, the New Marshall & Ilsley share distribution and related transactions to the shareholder, including the application of state, local and foreign tax laws, and as to possible prospective or retroactive changes in tax law that may affect the tax consequences described above.

THE INVESTMENT AGREEMENT

The following is a summary of the material terms and provisions of the investment agreement. All references to the investment agreement are to the investment agreement, as amended or supplemented from time to time. The following summary is qualified in its entirety by reference to the complete text of the investment agreement. The full text of the investment agreement is included in this proxy statement/prospectus—information statement as Annex A and is incorporated herein by reference. We encourage you to read the entire investment agreement.

The Internal Transactions

Upon the terms and subject to the conditions of the investment agreement, the parties will effect the transactions described below on the closing date.

The Holding Company Merger

Under the investment agreement and in accordance with the WBCL, Merger Sub will merge with and into Marshall & Ilsley, with Marshall & Ilsley continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Metavante. In the holding company merger, each issued and outstanding share of Marshall & Ilsley common stock will automatically convert into one-third of a share of New Metavante common stock. Every issued and outstanding share of Merger Sub common stock will automatically convert into one share of common stock of the surviving corporation. As a result of the holding company merger, New Metavante will also be a publicly-traded company.

Exchange of Shares

In connection with the holding company merger, on or prior to the closing date, Marshall & Ilsley and New Metavante will deposit, or cause to be deposited, with the exchange agent, certificates representing the shares of New Metavante common stock to be issued and delivered in exchange for Marshall & Ilsley certificates and cash, in lieu of fractional shares, to be issued in accordance with the holding company merger.

After the effective time of the holding company merger, there will be no transfers on the stock transfer books of Marshall & Ilsley of shares of Marshall & Ilsley common stock that were issued and outstanding immediately prior to the effective time. Marshall & Ilsley and New Metavante will instruct the exchange agent for the holding company merger not to permit any transfers of New Metavante common stock from the effective time of the holding company merger up to and including the record date for the New Marshall & Ilsley share distribution. Accordingly, each holder of Marshall & Ilsley common stock that receives shares of New Metavante common stock in the holding company merger will also be a holder of record of shares of New Metavante common stock as of the record date for the New Marshall & Ilsley share distribution and therefore will receive shares of New Marshall & Ilsley common stock in the New Marshall & Ilsley share distribution.

Treatment of Stock Options and Restricted Stock

Each option held by a Metavante employee to purchase shares of Marshall & Ilsley common stock outstanding immediately prior to the effective time of the holding company merger will be converted during the holding company merger into an option to purchase shares of New Metavante common stock. Each option held by a Marshall & Ilsley employee or director to purchase shares of Marshall & Ilsley common stock outstanding immediately prior to the effective time of the holding company merger will be converted during the holding company merger into an option to purchase shares of New Marshall & Ilsley common stock. Prior to the completion of the distribution, each outstanding option to purchase Marshall & Ilsley stock held by an individual who, immediately following the separation, is a director of New Metavante and either a Marshall & Ilsley or New Marshall & Ilsley employee or a director of New Marshall & Ilsley shall be converted into both a New Marshall & Ilsley option and a New Metavante option, effective immediately after the distribution. Each converted option will have the same terms and conditions as the corresponding Marshall & Ilsley option to which it relates and will continue to be subject to the same terms and conditions as the applicable Marshall & Ilsley equity plan. The employee matters agreement provides for the adjustment to the exercise price and the number of shares subject to such options to reflect the distribution.

All shares of Marshall & Ilsley restricted stock will be treated the same as all other outstanding shares of Marshall & Ilsley common stock in the holding company merger and the distribution; provided, however, that each share of New Metavante common stock and New Marshall & Ilsley common stock received in such transactions with respect to the shares of Marshall & Ilsley restricted stock shall be subject to the same restrictions as the corresponding share of Marshall & Ilsley restricted stock to which it relates and shall continue to be subject to the terms of the applicable Marshall & Ilsley equity plan.

Effective Time

The holding company merger will become effective as set forth in the articles of merger filed with the Wisconsin Department of Financial Institutions on the closing date.

New Metavante Restated Articles of Incorporation and Amended and Restated By-laws

Prior to the effective time of the holding company merger, New Metavante’s board of directors will adopt, and Marshall & Ilsley, as the sole shareholder of New Metavante at that time, will approve the New Metavante restated articles of incorporation, the form of which is attached as Annex G, and the New Metavante amended and restated by-laws, the form of which is incorporated by reference into this document and filed as an exhibit to the registration statement of which this proxy statement/prospectus—information statement is a part. The New Metavante restated articles of incorporation and amended and restated by-laws will contain provisions that differ from those of Marshall & Ilsley’s articles of incorporation and by-laws. See “Comparison of Rights of Marshall & Ilsley, New Metavante and New Marshall & Ilsley Stockholders” beginning on page [•].

Marshall & Ilsley LLC Conversion

Under the investment agreement and in accordance with the WBCL, immediately following the effective time of the holding company merger, Marshall & Ilsley will convert from a Wisconsin corporation into a Wisconsin limited liability company (as converted, “MI LLC”). The effective time of the Marshall & Ilsley LLC conversion, will be the time and date on which the articles of conversion and articles of organization are duly filed with the Wisconsin Department of Financial Institutions.

Metavante Distribution

Under the investment agreement, immediately following the effective time of the Marshall & Ilsley LLC conversion, MI LLC will distribute the outstanding shares of Metavante common stock to New Metavante. Following the distribution, all of the outstanding shares of capital stock of Metavante will be owned by New Metavante.

Investment by Investor

Under the investment agreement, immediately following the distribution of all of the outstanding shares of capital stock of Metavante to New Metavante and contemporaneous with the debt financing, Investor will purchase, for $625 million, shares of New Metavante Class A common stock that will automatically convert on a one-for-one basis into shares of New Metavante common stock at 12:01 a.m. Eastern Standard Time on the first day following the closing date, which shares of New Metavante common stock will represent 25% of the shares of New Metavante common stock. Immediately following the conversion of the New Metavante Class A common stock, the New Metavante common stock will be the only class of New Metavante capital stock issued and outstanding.

Consummation of the Debt Financing

Under the investment agreement, contemporaneous with the investment by Investor, New Metavante and/or one or more of its subsidiaries will incur approximately $1.75 billion of indebtedness.

Payment of Intercompany Indebtedness

Under the investment agreement, New Metavante and/or one of its subsidiaries will pay off certain intercompany indebtedness plus accrued and unpaid interest owed to Marshall & Ilsley (the amount currently owed is approximately $982 million).

Immediately following the purchase of Class A shares by Investor, the consummation of the debt financing and the payment of the intercompany indebtedness, Metavante will pay a dividend in cash equal to $1.040 billion to New Metavante.

Cash Contribution

Under the investment agreement, New Metavante will contribute to New Marshall & Ilsley $1.665 billion in cash (which includes the $625 million of proceeds from the sale of the New Metavante common stock to Investor).

Marshall & Ilsley Contribution

Under the investment agreement, contemporaneously with the cash contribution of $1.665 billion to New Marshall & Ilsley, New Metavante will contribute all of the outstanding membership interests of MI LLC to New Marshall & Ilsley. Following the transactions above, New Metavante will have two direct, wholly-owned subsidiaries: New Marshall & Ilsley, which will own the equity of MI LLC (formerly Marshall & Ilsley) and Metavante, which will operate Metavante’s business.

New Marshall & Ilsley Share Distribution

Under the investment agreement and subject to the terms of the separation agreement, New Metavante will effect the New Marshall & Ilsley share distribution by instructing the distribution agent to record in the stock transfer records of New Marshall & Ilsley the distribution of three shares of New Marshall & Ilsley common stock to each holder of New Metavante common stock (other than the New Metavante Class A common stock) as of the record date for the distribution for each share of New Metavante common stock held of record and mail to each such holder a letter of transmittal and instructions on how to exchange certificates representing shares of Marshall & Ilsley common stock for certificates representing shares of New Metavante common stock for the holding company merger and New Marshall & Ilsley common stock for the New Marshall & Ilsley share distribution.

Covenants

Each party has undertaken certain covenants in the investment agreement concerning the transactions and the conduct of its business from the date of the investment agreement generally until the date of completion of the transactions or termination of the investment agreement. The following summarizes the more significant of these covenants:

Shareholders Meeting; No Solicitation of Acquisition Proposals; Recommendation of Marshall & Ilsley Board

Shareholders Meeting. Marshall & Ilsley has agreed to duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable after the date of the investment agreement for the purpose of obtaining the approval and adoption of the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New

Metavante share issuance, by Marshall & Ilsley shareholders. Unless the Marshall & Ilsley Board makes a change in its recommendation in accordance with the terms of the investment agreement (as described below), Marshall & Ilsley has agreed to use its reasonable best efforts to solicit shareholder approval and the Marshall & Ilsley Board has agreed to declare that the investment agreement and the transactions are advisable and in the best interests of Marshall & Ilsley and its shareholders and recommend to the shareholders of Marshall & Ilsley approval of the investment agreement and the transactions by the shareholders of Marshall & Ilsley. In addition, if a change in recommendation is made by Marshall & Ilsley and within 15 business days after Investor receives any written notice from Marshall & Ilsley of such change in recommendation in accordance with the investment agreement Investor delivers a written notice (a “force the Marshall & Ilsley vote notice”) to Marshall & Ilsley that Investor desires that the investment agreement and the transactions be submitted to the shareholders of Marshall & Ilsley, then Marshall & Ilsley shall be obligated to submit the investment agreement and the transactions to the shareholders of Marshall & Ilsley at the special meeting of shareholders for the purpose of obtaining shareholder approval.

No Solicitation of Acquisition Proposals. Marshall & Ilsley has agreed that neither it, any of its subsidiaries nor any of the executive officers or directors of Marshall & Ilsley or of Metavante shall, and Marshall & Ilsley has agreed not to authorize any of its or its subsidiaries’ respective officers, directors, employees, agents or representatives to (and has agreed to instruct JPMorgan, in its capacity as Marshall & Ilsley’s investment banker, not to), directly or indirectly,

•

solicit, initiate or knowingly encourage (including by way of furnishing non-public information) the making of any inquiry, offer or proposal which constitutes or that would reasonably be expected to lead to, any Marshall & Ilsley acquisition proposal (as described below) or Metavante acquisition proposal (as described below);

•

enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement, or other agreement providing for any Marshall & Ilsley acquisition proposal (each, an “Marshall & Ilsley acquisition agreement”) or any Metavante acquisition proposal; or

•	participate in any discussions or negotiations regarding any Marshall & Ilsley acquisition proposal or any Metavante acquisition proposal;

provided, however, that if, without any breach by Marshall & Ilsley or its subsidiaries of their non-solicitation obligations under the investment agreement, Marshall & Ilsley receives an unsolicited bona fide written Marshall & Ilsley acquisition proposal or Metavante acquisition proposal from any person, Marshall & Ilsley may

•

furnish information (including non-public information) with respect to Marshall & Ilsley and its subsidiaries, including Metavante, to any such person pursuant to a confidentiality agreement, which in the case of a Metavante acquisition proposal, shall contain terms no less restrictive on such person than those in the confidentiality agreement with Investor are to Investor; and

•	participate in negotiations with such person regarding such Marshall & Ilsley acquisition proposal or Metavante acquisition proposal, if,

•

in the good faith judgment of the Marshall & Ilsley Board after consultation with its outside legal counsel, failure to take such action would be inconsistent with the fiduciary duties of the Marshall & Ilsley Board to its shareholders under applicable laws; and

•

in the case of a Metavante acquisition proposal only, in the good faith judgment of the Marshall & Ilsley Board, after consultation with its outside legal counsel and financial advisor(s), such Metavante acquisition proposal is or is reasonably likely to lead to a superior Metavante acquisition proposal (as described below).

Notwithstanding the foregoing, Marshall & Ilsley is not prohibited from, following receipt of a Marshall & Ilsley acquisition proposal or a Metavante acquisition proposal, contacting the person making such Marshall & Ilsley acquisition proposal or Metavante acquisition proposal and its advisors solely for the purpose of clarifying the proposal and the material terms thereof and the conditions to consummation.

Marshall & Ilsley has agreed to (i) promptly (and in any case within 48 hours) notify Investor if Marshall & Ilsley has received any Metavante acquisition proposal and (ii) keep Investor reasonably informed on a prompt basis as to any material developments regarding any such Metavante acquisition proposal. The notice is required to include, to the extent then known, the identity of the parties and a copy of any Metavante acquisition proposal and the material documents submitted therewith and, if conveyed orally, a description of the material terms thereof.

Under the investment agreement the term “Marshall & Ilsley acquisition proposal” means any inquiry, proposal or offer (other than a Metavante acquisition proposal) from any person with respect to:

•

a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Marshall & Ilsley or any of its subsidiaries that, if consummated, would result in any person (or the shareholders of such person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of Marshall & Ilsley then outstanding;

•

any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of 25% or more of the consolidated assets (including stock of Marshall & Ilsley’s subsidiaries) of Marshall & Ilsley and its subsidiaries, taken as a whole; or

•

any direct or indirect purchase or sale of, or tender or exchange offer for, or similar transaction with respect to, the equity securities of Marshall & Ilsley that, if consummated, would result in any person (or the shareholders of such person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of Marshall & Ilsley (or of the surviving parent entity in such transaction) then outstanding;

provided, however, that no such inquiry, proposal or offer shall be considered to be a Marshall & Ilsley acquisition proposal if it relates to a transaction that the Marshall & Ilsley Board reasonably determines in good faith, after consultation with its outside legal counsel, is not reasonably likely to prevent or materially impair, modify or delay the consummation of the transactions contemplated by the investment agreement.

Under the investment agreement the term “Metavante acquisition proposal” means any inquiry, proposal or offer from any person solely with respect to:

•

a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction solely involving Metavante or any of its subsidiaries that, if consummated, would result in any person (or the shareholders of such person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of Metavante then outstanding;

•

any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of 25% or more of the consolidated assets (including stock of Metavante’s Subsidiaries) of Metavante and its subsidiaries, taken as a whole; or

•

any direct or indirect purchase or sale of, or similar transaction with respect to, the equity securities of Metavante that, if consummated, would result in any person (or the shareholders of such person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of Metavante (or of the surviving parent entity in such transaction) then outstanding.

Under the investment agreement the term “superior Metavante acquisition proposal” means any unsolicited bona fide written Metavante acquisition proposal on terms that, in the good faith judgment of the Marshall & Ilsley Board after consultation with its outside legal counsel and financial advisor(s) and after taking into account all legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof, is

•	reasonably capable of being consummated; and

•

superior from a financial point of view to the shareholders of Marshall & Ilsley to the transactions contemplated by the investment agreement (as may be modified by any revised proposals that may be made by Investor pursuant to the investment agreement, as described below).

Marshall & Ilsley Covenant to Recommend. Marshall & Ilsley has agreed that its board of directors will recommend the approval and adoption of the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Marshall & Ilsley share distribution to Marshall & Ilsley’s stockholders. Marshall & Ilsley has also agreed that neither the Marshall & Ilsley Board nor any committee thereof shall:

•	withdraw, modify, qualify or amend its recommendation in any manner adverse to Investor;

•

fail to publicly reaffirm its recommendation within five business days after receiving a written request to do so from Investor in response to any public statement or disclosure by Marshall & Ilsley or any of its affiliates that could reasonably be interpreted to have any of the effects set forth in the first or third bullet of this section, if such request is made by Investor within five business days after such public statement or disclosure;

•	approve, recommend, agree to or accept, any Marshall & Ilsley acquisition proposal; or

•	approve, recommend, agree to or accept, any Metavante acquisition proposal (each of the actions in the foregoing bullets, a “change in recommendation”);

provided, however, that at any time prior to the receipt of the shareholder approval at the special meeting (or in case of the third bullet above, at any time subject to compliance with the next proviso of this section), the Marshall & Ilsley Board may make a change in recommendation if:

•	Marshall & Ilsley has complied with its non-solicitation obligations under the investment agreement;

•

in the good faith judgment of the Marshall & Ilsley Board, after consultation with the outside legal counsel of Marshall & Ilsley, the failure to make such change in recommendation would be inconsistent with the fiduciary duties of the Marshall & Ilsley Board to its shareholders under applicable laws; and

•

in the case of a change in recommendation in response to a Metavante acquisition proposal, the Marshall & Ilsley Board, after consultation with its outside legal counsel and financial advisors, has also determined in its good faith judgment that such Metavante acquisition proposal is a superior Metavante acquisition proposal;

provided, further, that at any time, the Marshall & Ilsley Board may approve, recommend, agree to or accept, any Marshall & Ilsley acquisition proposal if:

•	Marshall & Ilsley has complied with its non-solicitation obligations under the investment agreement;

•

in the good faith judgment of the Marshall & Ilsley Board, after consulting with its outside legal counsel, the failure to take such action would be inconsistent with the fiduciary duties of the Marshall & Ilsley Board to its shareholders under applicable laws; and

•

prior to or concurrently with authorizing or permitting Marshall & Ilsley or any of its subsidiaries to enter into any Marshall & Ilsley acquisition agreement, Marshall & Ilsley has terminated the investment agreement in accordance with its terms and has paid Investor the termination fee required thereby (as discussed below).

The investment agreement also provides that Marshall & Ilsley Board will not make any change in recommendation in response to a Metavante acquisition proposal unless:

•	Marshall & Ilsley has complied with certain non-solicitation obligations under the investment agreement;

•

Marshall & Ilsley shall have provided prior written notice to Investor, at least five business days in advance, of its intention to take such action, which notice shall specify the material terms and conditions of such Metavante acquisition proposal (including the identity of the person making such proposal), and shall enclose a copy of the current version of the proposed transaction agreement, if any, with the person making such proposal; and

•

prior to effecting such change in recommendation, Marshall & Ilsley shall, and shall cause its financial and legal advisors to, during such five business day period, negotiate in good faith with Investor (to the extent Investor desires to negotiate) to make such adjustments to the terms and conditions of the investment agreement as may be proposed by Investor; provided, that in the event of any material revision to any such Metavante acquisition proposal, Marshall & Ilsley shall be required to deliver a new written notice to Investor and to again comply with the requirements of the second bullet above with respect to such new written notice (except that the notice period shall be two business days instead of five business days).

In any case, and in addition to the notice requirements discussed immediately above, if applicable, Marshall & Ilsley has agreed to notify Investor in writing that a change in the recommendation has occurred no later than 24 hours after a change in recommendation has occurred (a “change in recommendation notice”), which change in recommendation notice shall set forth the principal reasons for the change in recommendation. No later than 15 business days after Investor receives such written notice, Investor must provide a force the Marshall & Ilsley vote notice to Marshall & Ilsley if it desires that the investment agreement and the transactions be submitted to the shareholders of Marshall & Ilsley.

If, at any time after Marshall & Ilsley has provided a change in recommendation notice in accordance with the terms of the investment agreement and the investment agreement has not been terminated in accordance with its terms, the Marshall & Ilsley Board makes a further change in its recommendation to the shareholders of Marshall & Ilsley as to approval of the investment agreement and the transactions by the shareholders of Marshall & Ilsley based on subsequent material developments,

•	then Marshall & Ilsley shall deliver a new change in recommendation notice to Investor in accordance with the terms of the investment agreement;

•

any prior force the Marshall & Ilsley vote notice shall be of no further force or effect (other than that Marshall & Ilsley shall have no right to terminate the investment agreement due to Investor’s failure to deliver a force the vote notice until the 15 business day period referred to in the bullet immediately following has elapsed); and

•

Investor shall have a new 15 business day period from the time of delivery of the notice referred to in the first bullet above in which to provide a force the Marshall & Ilsley vote notice to Marshall & Ilsley in accordance with the terms of the investment agreement.

The investment agreement does not prohibit Marshall & Ilsley from complying with Rules 14d-9 or 14e-2 promulgated under the Exchange Act, with respect to a Marshall & Ilsley acquisition proposal or from making any disclosure to the shareholders of Marshall & Ilsley with respect to an Marshall & Ilsley acquisition proposal or a Metavante acquisition proposal, if, in the good faith judgment of the Marshall & Ilsley Board, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with the fiduciary duties of the Marshall & Ilsley Board to its shareholders under applicable laws.

New Metavante Organizational Documents; Governance Matters

New Metavante and Marshall & Ilsley agreed to take all actions necessary to cause, effective at the time of the New Marshall & Ilsley share distribution, the board of directors of New Metavante to consist of 11 directors, consisting of (i) three directors designated by Investor, (ii) two directors who shall be officers of Metavante, one of whom shall be the President and Chief Executive Officer and one of whom shall be the Senior Executive Vice President and Chief Operating Officer, (iii) one director who shall be designated by Marshall & Ilsley and shall initially be Dennis J. Kuester and (iv) five additional directors selected by Marshall & Ilsley after consulting with the President and Chief Executive Officer of Metavante and with the consent of Investor (which shall not be unreasonably withheld or delayed), each of whom shall qualify as independent directors and one of whom shall be a director of Marshall & Ilsley, provided that if any individual described above is unable to begin serving as a director of New Metavante at the distribution time, the New Metavante board of directors shall not include such individual until he or she is able to serve as a director, provided, further, that if such individual is unable to serve as a director of New Metavante at the distribution time, he or she shall have agreed to begin to serve within a reasonable period of time thereafter, and provided, further, that if Investor or Marshall & Ilsley is prevented by applicable law or regulatory process from designating any of its designees, such designees shall be independent directors designated in accordance with clause (iv) above.

The shareholder agreement provides that the Chairman of the Board of New Metavante will be Dennis J. Kuester for a period of one year from the closing and that if Dennis J. Kuester is unable to serve during such one-year period, or after such one-year period, Frank R. Martire will, subject to the approval of the board of directors of New Metavante, succeed Dennis J. Kuester as Chairman of the Board of New Metavante.

The investment agreement also provides that Frank R. Martire, the President and Chief Executive Officer of Metavante immediately prior to the closing date, will be the President and Chief Executive Officer of New Metavante at the time of the New Marshall & Ilsley share distribution and thereafter until duly changed in accordance with the organizational documents of New Metavante and applicable law.

Covenants Relating to Conduct of Business

In general, except as required or expressly permitted or contemplated by agreements relating to the transactions, Marshall & Ilsley (solely with respect to Metavante’s business), New Metavante and Metavante are required to conduct their business in the ordinary course in substantially the same manner as previously conducted (and Marshall & Ilsley will allow Metavante to carry on its business with a level of autonomy that is consistent with past practice), to use reasonable best efforts to preserve their business organizations, to maintain their material rights, licenses and permits, to keep available the services of the current officers and other key employees and preserve their relationships with customers, franchises and others having business dealings with them with the intention that the ongoing businesses shall not be materially impaired. Each of Marshall & Ilsley, New Metavante and Metavante has agreed to specific restrictions with respect to itself and its subsidiaries, subject to certain exceptions, including as required or expressly permitted or contemplated by agreements and the disclosure schedules thereto relating to the transactions, relating to the following:

•

making or permitting any of their subsidiaries to make any distributions of cash, capital stock or property or any combination thereof in respect of any capital stock of New Metavante or Metavante except for (i) the distributions contemplated by the transactions and (ii) the historical $1 million quarterly cash dividend from Metavante to Marshall & Ilsley;

•

causing New Metavante or Metavante to split, combine or reclassify any of its capital stock or amend the terms of or change the period of exercisability of or purchase, redeem or otherwise acquire any capital stock or securities convertible into or exercisable or exchangeable for any right, warrant or option to acquire capital stock of New Metavante or Metavante;

•

issuing or pledging any shares of Metavante stock, indebtedness having the right to vote on Metavante shareholder matters, or securities convertible into or exchangeable for any such shares or indebtedness or entering into any commitment or agreement to do so;

•

except as contemplated by the investment agreement or the transaction agreements, amending or proposing to amend the articles, by-laws, or other governing documents of New Metavante or Metavante or amending or proposing to amend the articles, by-laws, or other governing documents of Marshall & Ilsley if the change would delay the closing of the transactions;

•

acquiring or agreeing to acquire by merger, consolidation, equity purchase or otherwise any business, corporation or other business organization or assets, such limitations with respect to Marshall & Ilsley solely with respect to the Metavante’s business, if the acquisition would prevent or materially delay any consent from any governmental entity or otherwise materially frustrate, impede or delay the consummation of the transactions;

•	selling, leasing, licensing, encumbering or otherwise disposing of any assets of Metavante or any subsidiary of New Metavante or Metavante, including any capital stock of Metavante or any subsidiary of Metavante, or agreeing to do any of the foregoing, other than (i) in the ordinary course consistent with past practice or (ii) sales, leases, licenses, encumbrances or other dispositions of assets with a fair market value of no more than $3 million in the aggregate;

•

allowing New Metavante, Metavante or their subsidiaries to commit to make any capital expenditures that would reasonably be expected to be incurred after the closing date other than capital expenditures involving commitments of less than $1 million in the aggregate or capital expenditures included in Metavante’s capital expenditure plan;

•

settling any litigation, investigation, or other claim if New Metavante, Metavante or any of their subsidiaries would be required to pay in excess of $4 million individually or $15 million in the aggregate or if the settlement would require New Metavante, Metavante or their subsidiaries to take any material actions or agree to any material restrictions;

•

with respect to any employee of Metavante (i) accelerating the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation, except as required by applicable law or in accordance with the existing terms of awards already in existence, (ii) increasing or committing to increase the amount of compensation or employee benefits of any Metavante employees except for increases in compensation or employee benefits for individuals (as opposed to general increases), (iii) entering into any new, or amending any existing contracts with any employee or consultant of any Metavante Group (as defined under “The Separation Agreement—General”) member regarding employment, compensation or benefits (other than (A) actions taken in the ordinary course of business consistent with past practice with respect to employees who are not members of the executive committee of Metavante and (B) hiring or offering employment to a person to serve as Chief Financial Officer of Metavante after consulting with Investor with respect thereto or entering into an agreement relating thereto), or (iv) transferring any employees primarily providing services to Metavante’s business to the Marshall & Ilsley Group (as defined under “The Separation Agreement—General”) or transferring any employees primarily providing services to businesses of Marshall & Ilsley and its affiliates (other than the business of Metavante) to the Metavante Group;

•

to Metavante or any of its subsidiaries (i) making, amending or changing any material tax election, (ii) making a request for a material tax ruling, or enter into a material closing agreement relating to taxes, (iii) settling or compromising any material tax liability or claims, (iv) filing any material amendments to any previously filed material tax returns, or (v) surrendering any right to claim any material amount of refund of any taxes;

•	making any material change to Metavante’s methods of accounting in effect at December 31, 2006;

•

entering into, waiving any material rights under or amending in any material respect any material contract between the Metavante Group, on the one hand, and the Marshall & Ilsley Group, on the other hand, that, (x) will survive the closing date of the transactions; or (y) provides for indebtedness for borrowed money; provided, however, that certain business agreements between Marshall & Ilsley and Metavante that will survive the transactions may be amended in the ordinary course of business;

•

transferring any material asset that relates primarily to Metavante’s business from the Metavante Group to the Marshall & Ilsley Group or transferring any material liabilities (other than those liabilities that relate primarily to Metavante’s business) from the Marshall & Ilsley Group to the Metavante Group; and

•

allowing New Metavante, Metavante or their subsidiaries to incur any indebtedness for borrowed money, other than (i) trade payables incurred in the ordinary course of business, (ii) draws on Metavante’s revolving line of credit for settlement-type transactions, and (iii) the debt financing to be incurred in connection with the transactions.

Reasonable Best Efforts

The investment agreement provides that each party to the investment agreement, subject to specified limitations, will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under the investment agreement and applicable laws to consummate the transactions as soon as reasonably practicable, including obtaining required approvals from third-parties and governmental entities. Each of Investor, Marshall & Ilsley, Metavante, and New Metavante will agree to any restrictions or modifications, or take any action or enter into any settlement or other agreement or binding arrangement to sell, hold, separate or otherwise dispose of any assets, including the capital stock of any subsidiary, suggested or requested by any governmental entity in order to facilitate the receipt of any required approval (including modifications to the shareholders agreement, the administrative services agreement, or the continuing business agreements), so long as such restrictions, modifications, sales, disposals or other actions would not, individually or in the aggregate, (i) reasonably be expected to have a material adverse effect on Metavante or New Metavante, (ii) reasonably be expected to have a material adverse effect on Marshall & Ilsley, (iii) materially detract from the expected financial benefits from the transaction to Marshall & Ilsley and certain subsidiaries relating to Marshall & Ilsley’s business or (iv) in the case of Investor, result in (A) an increase in the purchase price or a decrease in the percentage of fully diluted shares of New Metavante common stock or (B) Investor or its affiliates becoming subject to bank regulation or supervision (including being required to register as a bank holding company), other than any bank regulation that Investor or its affiliates are, or become subject to, for reasons unrelated to the transactions.

Private Letter Ruling; Tax-Free Reorganization Treatment

Marshall & Ilsley agreed to use its reasonable best efforts to obtain, as soon as practicable after the execution of the investment agreement, a private letter ruling from the Internal Revenue Service to the effect that (i) the holding company merger and the Marshall & Ilsley LLC conversion qualify as a reorganization under Section 368(a) of the Internal Revenue Code and (ii) the Marshall & Ilsley contribution and the New Marshall & Ilsley share distribution qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Internal Revenue Code.

Marshall & Ilsley further agreed that neither it nor any of its subsidiaries will take (or cause to be taken) any action on or before the closing date, that:

•	would result in any failure to obtain the private letter ruling above; or

•	could reasonably be expected to prevent the transactions contemplated under the investment agreement from having the intended tax consequences described in the investment agreement.

Investor agreed that it will not, and will cause its affiliates not to, (i) acquire any shares of Marshall & Ilsley common stock prior to the completion of the transactions or (ii) acquire any shares of capital stock of New Metavante or any of its subsidiaries until the second anniversary of the closing date, other than shares of New Metavante Class A common stock acquired in the New Metavante share issuance and other than shares acquired in transactions that comply with the provisions of the tax allocation agreement.

Employee Benefits Matters

The investment agreement provides that employee benefit matters are to be treated as set forth in the employee matters agreement.

Non-Competition

For a period of 36 months following closing date, New Marshall & Ilsley will not and will cause its subsidiaries not to engage, within the United States, in competition with the Metavante Group in any business with financial services firms and related businesses that Metavante is engaged in as of the date of the execution of the investment agreement in any substantial respect; provided, that the activities that the Marshall & Ilsley Group shall be restricted from will not include: (i) any business engaged in by members of the Marshall & Ilsley

Group as of the date of the execution of the investment agreement, (ii) any activities engaged in solely to service the operations of the Marshall & Ilsley Group, and (iii) any other traditional banking services.

However, Marshall & Ilsley and its subsidiaries are not restricted from, among other things:

•

owning less than 5% in the aggregate of any class of capital stock of a person engaged, directly or indirectly, in the restricted activities described above, provided that such stock is listed on a national securities exchange;

•	owning less than 15% in value of any instrument of indebtedness of a person engaged, directly or indirectly, in the restricted activities described above;

•	owning any securities in a fiduciary capacity;

•	acquiring control of any person or business that for the fiscal year immediately preceding the acquisition derived less than 10% of its revenues from the restricted activities described above;

•

acquiring control of any person or business that for the fiscal year immediately preceding the acquisition derived more than 10% of its revenues but less than 35% of its revenues from the restricted activities described above, so long as it uses its reasonable best efforts to divest the operations as promptly as practicable and in any event within 12 months after the consummation of the acquisition of control; or

•

owning an interest acquired as a creditor in bankruptcy or otherwise than by a voluntary investment decision in a person or business that for the fiscal year immediately preceding the acquisition of the interest derived 10% or more of its revenues from the restricted activities described above, so long as New Marshall & Ilsley or its subsidiary uses its reasonable best efforts to divest the interest as promptly as practicable and in any event within 12 months after the acquisition of the interest, subject to specified conditions.

Non-Solicitation

For a period of six months following the closing date, neither New Marshall & Ilsley nor any of its subsidiaries will encourage certain employees of the Metavante Group to terminate his or her employment with any member of the Metavante Group or solicit any such individuals for employment outside the Metavante Group which would end or diminish the employee’s services to the Metavante Group. Additionally, New Metavante and Metavante agreed, for a period of six months following the closing date, that neither New Metavante nor any of its subsidiaries will encourage certain employees of the Marshall & Ilsley Group (as specified in the investment agreement) to terminate his or her employment with any member of the Marshall & Ilsley Group or solicit such individual for employment outside the Marshall & Ilsley Group which would end or diminish that employee’s services to the Marshall & Ilsley Group.

Debt Financing

The investment agreement provides that:

•

each of Marshall & Ilsley, Metavante, New Metavante and Investor agree to use its reasonable best efforts to provide, and to cause its respective subsidiaries, officers, employees, independent auditors, counsel and other representatives to provide, all timely cooperation reasonably required in connection with the arrangement of the debt financing provided for in the debt commitment letter among JPMorgan, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc., Lehman Brothers Inc., Robert W. Baird & Co. Incorporated and Metavante (the “debt commitment letter”);

•	if any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the debt commitment letter, Investor may arrange to obtain alternative financing from alternative sources following the occurrence of such event, in an amount sufficient (when taken together with the aggregate proceeds contemplated by the equity commitment letter and the portion, if any, of the debt financing that remains available under the Debt Commitment Letter on the terms and conditions contemplated therein) to consummate the transactions; provided, that the terms and conditions of such alternative financing are reasonably acceptable to Metavante; and

•

Metavante, New Metavante and Marshall & Ilsley will use and will cause their respective subsidiaries to use, their respective reasonable efforts to enforce the provisions of the debt commitment letter.

See “Anticipated Terms of Financing” beginning on page [•].

Valuation Firm Opinions

Marshall & Ilsley agreed to use its reasonable best efforts to obtain from American Appraisal Associates, Inc., or any other firm engaged in replacement of such firm in accordance with the investment agreement, an opinion addressed to the Marshall & Ilsley Board, Metavante and New Metavante dated as specified by Marshall & Ilsley on or prior to the closing date to the effect that:

•

with respect to the Metavante distribution, (i) MI LLC will be able to pay its debts as they mature or become due, (ii) the fair value of MI LLC’s total assets will not be less than the sum of its total liabilities, (iii) MI LLC’s assets will not be unreasonably small in relation to its business or the Metavante distribution and (iv) MI LLC will have property remaining that does not constitute unreasonably small capital;

•

with respect to the Marshall & Ilsley contribution and the contribution of cash by New Metavante to New Marshall & Ilsley, (i) New Metavante will be able to pay its debts as they mature or become due, (ii) the fair value of New Metavante’s total assets will not be less than the sum of its total liabilities, (iii) New Metavante’s assets will not be unreasonably small in relation to its business or the MI LLC contribution or MI cash contribution and (iv) New Metavante will have property remaining that does not constitute unreasonably small capital;

•

with respect to the dividend of cash by Metavante to New Metavante (i) Metavante will be able to pay its debts as they mature or become due; (ii) the fair value of Metavante’s total assets will not be less than the sum of its total liabilities, (iii) Metavante’s assets will not be unreasonably small in relation to its business or the Metavante dividend and (iv) Metavante will have property remaining that does not constitute unreasonably small capital;

•

with respect to the New Marshall & Ilsley share distribution (i) New Metavante will be able to pay its debts as they mature or become due; (ii) the fair value of New Metavante’s total assets will not be less than the sum of its total liabilities, (iii) New Metavante’s assets will not be unreasonably small in relation to its business or the New Marshall & Ilsley share distribution and (iv) New Metavante will have property remaining that does not constitute unreasonably small capital; and

•

with respect to the consummation of the transactions occurring on the closing date, each of New Metavante, Metavante, New Marshall & Ilsley and MI LLC will (i) be able to pay its debts as they mature or become due; (ii) the fair value and present fair saleable value of each of their respective assets will not be less than the sum of each of their respective aggregate liabilities, (iii) each of their respective assets will not be unreasonably small in relation to each of their respective businesses and (iv) each will have property remaining that does not constitute unreasonably small capital.

Shareholders Agreement

New Metavante and Investor will take all necessary action to, immediately prior to the closing, execute and deliver to each other the shareholders agreement substantially in the form attached hereto as Exhibit. See “Additional Agreements Relating to the Transactions—Shareholders Agreement” beginning on page [•].

Representations and Warranties

The investment agreement contains representations and warranties made by (i) Investor to New Metavante, Marshall & Ilsley and Metavante, (ii) Marshall & Ilsley to Investor, (iii) each of Marshall & Ilsley, New Metavante, and Metavante to Investor and (iv) each of Marshall & Ilsley and New Metavante to Investor.

Representations and warranties of Investor to New Metavante, Marshall & Ilsley and Metavante relate to, among other things:

•	limited partnership existence, structure, qualification to conduct business and limited partnership power;

•	limited partnership authority to enter into, and perform the obligations under, the investment agreement and enforceability of the investment agreement;

•	absence of a breach of organizational documents and absence of a material breach of laws or agreements as a result of the transactions;

•	required governmental approvals;

•	information supplied for use in this proxy statement/prospectus—information statement;

•	litigation;

•	compliance with laws;

•	payment of fees to finders or brokers in connection with the transactions;

•	the equity financing and the limited guarantee of Warburg Pincus Private Equity IX, L.P.;

•	purpose of acquiring shares;

•	investment company status; and

•	ownership of shares of Marshall & Ilsley.

Representations and warranties of Marshall & Ilsley to Investor relate to, among other things:

•	corporate existence, qualifications as a bank holding company and a financial holding company and corporate power;

•	corporate existence and assets and liabilities of Merger Sub;

•	capital structure;

•	corporate authority to enter into, and perform the obligations under the investment agreement and enforceability of the investment agreement;

•	Merger Sub’s corporate authority to enter into, and perform the obligations under the investment agreement and enforceability of the investment agreement;

•	absence of a breach of organizational documents and absence of a material breach of laws or agreements as a result of the investment;

•	required governmental approvals;

•	compliance with SEC reporting requirements;

•	information supplied for use in this proxy statement/prospectus—information statement;

•	financial statements;

•	board of directors’ approval;

•	litigation;

•	compliance with laws;

•	tax matters; and

•	permits.

Marshall & Ilsley has also made customary representations and warranties to Investor relating to the required vote of Marshall & Ilsley stockholders to approve the transactions contemplated by the investment agreement, the receipt of a valuation letter of Marshall & Ilsley’s financial advisor, JPMorgan, and payment of fees to finders or brokers in connection with the merger.

In addition, each of Marshall & Ilsley, New Metavante and Metavante made the following representations and warranties to Investor with respect to Metavante and certain subsidiaries relating to Metavante’s business which relate to:

•	corporate existence, qualification to conduct business and corporate power;

•	subsidiaries of Metavante;

•	capital structure;

•	corporate authority to enter into, and perform the obligations under, the investment agreement and enforceability of the investment agreement;

•	financial statements;

•	information supplied for use in this proxy statement/prospectus—information statement;

•	absence of a breach of organizational documents and absence of a material breach of laws or agreements as a result of the transactions;

•	required governmental approvals;

•	board of directors’ approval;

•	litigation;

•	compliance with laws;

•	absence of certain changes or events;

•	environmental matters;

•	intellectual property;

•	title to properties;

•	certain contracts;

•	employee benefits;

•	labor relations;

•	insurance;

•	liens on assets of members of the Metavante group; and

•	real property.

Each of New Metavante and Marshall & Ilsley has made representations and warranties to Investor with respect to Metavante relating to:

•	corporate existence, qualification to conduct business and corporate power of New Metavante;

•	capital structure;

•	corporate authority to enter into, and perform the obligations under, the investment agreement and enforceability of the investment agreement;

•	information supplied for use in this proxy statement/prospectus—information statement;

•	absence of a breach of organizational documents and absence of a material breach of laws or agreements as a result of the transactions;

•	required governmental approvals;

•	litigation; and

•	status of New Metavante shares.

Many of the representations and warranties contained in the investment agreement are subject to materiality or material adverse effect qualifications and/or knowledge qualifications, and none of the representations and warranties survive the closing date.

You should also be aware that these representations and warranties may be subject to important limitations and qualifications agreed to by the parties to the investment agreement, may or may not have been accurate as of the date they were made and do not purport to be accurate as of the date of this proxy statement/prospectus—information statement. In particular, the representations made by Marshall & Ilsley, New Metavante and Metavante are qualified by certain information that Marshall & Ilsley has filed with the SEC, as well as by confidential disclosure letters that Marshall & Ilsley and Metavante delivered to Investor concurrently with the signing of the investment agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk among the parties rather than establishing matters as facts.

A material adverse effect is defined as any effect, change, circumstance or development that, individually or in the aggregate with other such effects, changes, circumstances or developments, is both material and adverse to (i) with respect to any person, the ability of the person to consummate the transactions contemplated by the investment agreement or (ii) with respect to Metavante, the business, financial condition, operations, results of operations, properties, assets or liabilities of Metavante and its subsidiaries, taken as a whole, other than, in the case of clause (ii), any effect, change, circumstance or development:

•	resulting from the announcement of the execution of the investment agreement or any of the transaction agreements or of the transactions contemplated by the investment agreement;

•

relating to state, national or international political, social, general business or economic conditions (but only if the person and its subsidiaries, taken as a whole, are not disproportionately affected in any material respect as compared to other comparable companies in their industry);

•

relating in general to the industries in which the person and its subsidiaries operate (but only if the person and its subsidiaries, taken as a whole, are not disproportionately affected in any material respect as compared to other comparable companies in their industry);

•

relating to any action or omission of New Metavante, Marshall & Ilsley, Metavante or any of their respective subsidiaries taken with the express prior written consent of Investor after the date of the investment agreement;

•

relating to the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting the United States or any other jurisdiction in which the party or any of its subsidiaries operates (but only if the person and its subsidiaries, taken as a whole, are not disproportionately affected in any material respect as compared to other comparable companies in their industry);

•	relating to financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index);

•

relating to changes after the date of the investment agreement in United States generally accepted accounting principles or the accounting rules and regulations of the SEC (but only if Metavante and its subsidiaries, taken as a whole, are not disproportionately affected thereby in any material respect as compared to other comparable companies in their industry); or

•	relating to changes in applicable laws.

Conditions to the Completion of the Transactions

Conditions to Each Party’s Obligation to Effect the Transactions

The respective obligations of Investor, Marshall & Ilsley, New Metavante and Metavante to effect the transactions under the investment agreement that are to occur on the closing date are subject to the satisfaction or waiver of various conditions, including:

•

the approval and adoption of the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, by Marshall & Ilsley shareholders;

•	the absence of any law, order or injunction having the effect of making the transactions under the investment agreement illegal or otherwise prohibiting consummation of such transactions;

•

the absence of any proceeding initiated by any governmental entity seeking an injunction having the effect of making the transactions under the investment agreement illegal or otherwise prohibiting consummation of such transactions;

•	the waiting period (and any extension thereof) under the HSR Act applicable to the transactions under the investment agreement having expired or been terminated;

•

the approval for listing on the New York Stock Exchange or, in the case of the shares of New Metavante common stock, such other national securities exchange as New Metavante and Investor may agree of (i) the shares of New Metavante common stock to be issued in the holding company merger and to be reserved for issuance upon exercise of the Metavante options and (ii) the shares of New Marshall & Ilsley common stock to be distributed in the New Marshall & Ilsley share distribution and the shares of New Marshall & Ilsley common stock to be reserved for issuance upon exercise of the New Marshall & Ilsley options;

•

the effectiveness of the registration statements including the Form S-4 and Form 10 of which this proxy statement/prospectus—information statement is a part and the absence of any stop order or proceeding seeking a stop order with respect to any order of effectiveness;

•

receipt by New Metavante of a favorable Internal Revenue Service ruling to the effect that (a) the holding company merger and the Marshall & Ilsley LLC conversion qualify as a reorganization under Section 368(a) of the Internal Revenue Code and (b) the Marshall & Ilsley contribution and the New Marshall & Ilsley share distribution qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Internal Revenue Code;

•

receipt by Marshall & Ilsley and New Metavante of an opinion of Sidley Austin, counsel to Marshall & Ilsley (or another law firm of national standing) to the effect that certain requirements for tax-free treatment under Section 355 of the Internal Revenue Code on which the Internal Revenue Service will not rule will be satisfied;

•	the delivery of the capital adequacy and solvency opinions of American Appraisal Associates in accordance with the investment agreement, which shall not have been withdrawn, modified, or rescinded;

•	certain approvals of state and federal banking authorities;

•

the receipt by New Metavante of the proceeds of the debt financing pursuant to the terms of the debt financing commitment or, if Investor has secured alternative debt financing, receipt by New Metavante and/or one or more of its wholly-owned subsidiaries of the proceeds of the alternative debt financing; and

•

the sufficiency of Metavante’s funds, following the consummation of the debt financing, to pay a dividend of $1.040 billion in cash to New Metavante and to permit New Metavante to make a cash contribution of $1.665 billion to New Marshall & Ilsley.

Conditions to Obligations of Investor to Effect the Transactions

Investor’s obligation to complete the transactions under the investment agreement that are to occur on the closing date are also subject to the satisfaction or waiver of the following additional conditions:

•

certain specified representations and warranties of Marshall & Ilsley, Metavante and New Metavante regarding organization, capital structure, authority, no conflicts, brokers or finders and the status of New Metavante shares, must be true and correct as of the date of completion of the transactions as though made on and as of the date of completion of the transactions, except to the extent such representations and warranties speak solely as of the date of the investment agreement or as of another date (in which case such representations and warranties will be true and correct only as of such date(s));

•

certain specified representations and warranties of Marshall & Ilsley relating to capital structure must be true and correct in all material respects as of the date of the investment agreement and as of the date of the completion of the transactions as though made on and as of such dates, except to the extent such representations and warranties speak solely as of the date of the investment agreement or as of another date (in which case such representations and warranties will be true and correct only as of such date(s));

•

all other representations and warranties of Marshall & Ilsley, Metavante and New Metavante must be true and correct as of the date of the investment agreement and the date of the completion of the transactions as though made on such dates, except to the extent such representations and warranties speak solely as of the date of the investment agreement or as of another date (in which case such representations and warranties will be true and correct only as of such date(s)), except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties) does not have and would not have, individually or in the aggregate, a material adverse effect on Metavante;

•

the performance or compliance of each of Marshall & Ilsley, Metavante and New Metavante with all agreements and covenants required to be performed by it under the investment agreement at or prior to the closing date that are qualified as to materiality or material adverse effect and the performance or compliance in all material respects with all other agreements and covenants required to be performed by it under the investment agreement that are not so qualified;

•

the continued full force and effect of the transaction agreements (other than the investment agreement) and the full performance and compliance in all material respects by each of Marshall & Ilsley, New Metavante and Metavante with all its obligations under the transaction agreements (other than the investment agreement) at or prior to the closing date; and

•	the absence of any material adverse effect on Metavante or New Metavante since the execution of the investment agreement.

Conditions to Obligations of Marshall & Ilsley, Metavante and New Metavante to Effect the Transactions

Marshall & Ilsley’s, Metavante’s and New Metavante’s obligations to complete the transactions under the investment agreement that are to occur on the closing date are also subject to the satisfaction or waiver of the following additional conditions:

•

certain specified representations and warranties of Investor regarding organization, authority, and brokers or finders, must be true and correct as of the date of the investment agreement and as of the date of the completion of the transactions as though made on and as such dates, except to the extent such representations and warranties speak only as of the date of the investment agreement or as of another date (in which case such representations and warranties will be true and correct only as of such date(s));

•

all other representations and warranties of Investor must be true and correct as of the date of the investment agreement and as of the date of completion of the transactions as though made on the date of completion of the transactions, except to the extent such representations and warranties speak only as of the date of the investment agreement or as of another date (in which case such representations and warranties, disregarding qualifications as to materiality or material adverse effect, will be true and correct only as of such date(s)), except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties) does not have and would not have, individually or in the aggregate, a material adverse effect on Investor;

•

the performance or compliance of Investor with all agreements and covenants required to be performed by it under the investment agreement at or prior to the closing date that are qualified as to materiality or material adverse effect and the performance or compliance in all material respects with all other agreements and covenants required to be performed by it under the investment agreement that are not so qualified;

•

the continued full force and effect of the transaction agreements (other than the investment agreement) and the full performance and compliance in all material respects by Investor with all its obligations under the transaction agreements (other than the investment agreement) at or prior to the closing date; and

•	the proceeds of the equity financing shall have been deposited with New Metavante in accordance with the investment agreement.

Termination of the Investment Agreement

Termination by Marshall & Ilsley or Investor

Either Marshall & Ilsley or Investor, by action of its respective board of directors, may terminate the investment agreement at any time prior to the closing if:

•	both Marshall & Ilsley and Investor agree to terminate the agreement by mutual written consent;

•

the transactions have not been completed by April 4, 2008, provided that this right to terminate is not available to any party that has breached in any material respect any of its obligations under the investment agreement and that has been the cause of, or resulted in the failure of the closing date to occur by April 4, 2008;

•

any court or governmental entity shall have issued an order, decree or ruling or taken any other action (which action the terminating party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with the investment agreement) permanently restraining, enjoining or otherwise prohibiting the transactions, and such order, decree, ruling or other action shall have become final and nonappealable; or

•	if Marshall & Ilsley shareholders fail to approve and adopt the investment agreement and the transactions contemplated by the investment agreement at the Marshall & Ilsley special meeting.

Termination by Marshall & Ilsley

Marshall & Ilsley also may terminate the investment agreement at any time prior to the closing if:

•

Investor has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the investment agreement, such that the closing conditions are not capable of being satisfied on or before the April 4, 2008;

•

the Marshall & Ilsley Board authorizes Marshall & Ilsley to enter into a Marshall & Ilsley acquisition agreement and Marshall & Ilsley has paid to Investor the termination fee in accordance with the terms of the investment agreement; or

•

the Marshall & Ilsley Board makes a change in recommendation in accordance with the terms of the investment agreement, Investor has not delivered a force the Marshall & Ilsley vote notice that remains in effect and the 15 business day period for delivery of a force the Marshall & Ilsley vote notice has elapsed, in each case pursuant to and in accordance with the terms of the investment agreement, and Marshall & Ilsley has paid to Investor the termination fee in accordance with the terms of the investment agreement.

Termination by Investor

Investor also may terminate the investment agreement at any time prior to the closing if:

•

Marshall & Ilsley, Metavante or New Metavante has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the investment agreement, such that the closing conditions are not capable of being satisfied on or before the April 4, 2008;

•

(i) (A) the Marshall & Ilsley Board shall have failed to recommend the investment agreement and the transactions to its shareholders or (B) the Marshall & Ilsley Board or a committee thereof shall have made a change in recommendation (or publicly announced its intention to take any such action) and (ii) Investor has not delivered a force the Marshall & Ilsley vote notice that remains in effect in accordance with the terms of the investment agreement; or

•	Marshall & Ilsley shall have breached its obligations to call and hold the special meeting of its shareholders in accordance with the terms of the investment agreement.

Effect of Termination; Termination Fees

The investment agreement provides that in the event of termination of the investment agreement by either Marshall & Ilsley or Investor pursuant to the termination provisions described above, the agreement shall forthwith become void and there shall be no liability or obligation on the part of Investor, Marshall & Ilsley, Merger Sub, New Metavante or Metavante or their respective subsidiaries, officers or directors under the investment agreement other than with respect to the payment of the termination fees described below, the payment of fees and expenses pursuant to the investment agreement and other specified provisions of the investment agreement, including the provisions relating to continuing obligations under the confidentiality agreement.

Termination Fees

Marshall & Ilsley has agreed to pay Investor a termination fee in the following circumstances, subject to specified conditions:

•

If Investor terminates the investment agreement as a result of (A) the failure of the Marshall & Ilsley Board to recommend the investment agreement and the transactions to its shareholders or (B) the Marshall & Ilsley Board or a committee thereof having made a change in recommendation (or publicly announced its intention to take any such action) and Investor not delivering a force the Marshall & Ilsley vote notice that remains in effect in accordance with the terms of the investment agreement, then Marshall & Ilsley will pay Investor a termination fee equal to $75 million;

•

If Investor terminates the investment agreement as a result of Marshall & Ilsley having breached its obligations to call and hold the special meeting of its shareholders in accordance with the terms of the investment agreement, then Marshall & Ilsley will pay Investor a termination fee equal to $75 million;

•

If Marshall & Ilsley terminates the investment agreement in order to enter into a Marshall & Ilsley acquisition agreement or upon making a change in recommendation and Investor has not delivered a force the Marshall & Ilsley vote notice that remains in effect and the 15 business day period for delivery of a force the Marshall & Ilsley vote notice has elapsed, then Marshall & Ilsley will pay Investor a termination fee equal to $75 million;

Marshall & Ilsley will pay Investor a termination fee of $75 million if:

•

Either party terminates the investment agreement as a result of the transactions not being completed by April 4, 2008 or Investor terminates the investment agreement as a result of Marshall & Ilsley, Metavante or New Metavante having breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the investment agreement, such that the closing conditions are not capable of being satisfied on or before the April 4, 2008; and

•

At any time after the date of the investment agreement and before any such termination, a bona fide Marshall & Ilsley acquisition proposal or Metavante acquisition proposal shall have been publicly announced, become publicly known or otherwise been communicated to the senior management, the board of directors or stockholders of Marshall & Ilsley (whether or not conditional), then if within 12 months after such termination, Marshall & Ilsley or any of its subsidiaries enters into a definitive agreement with respect to a Marshall & Ilsley acquisition proposal or Metavante acquisition proposal, or consummates any Marshall & Ilsley acquisition proposal or Metavante acquisition proposal;

If either party shall terminate the investment agreement as a result of Marshall & Ilsley’s shareholders not approving and adopting the investment agreement and the transactions contemplated by the investment agreement at the special meeting, then Marshall & Ilsley will pay Investor a termination fee equal to $20 million and at any time after the date of the investment agreement and before the Marshall & Ilsley special shareholder meeting, a bona fide Marshall & Ilsley acquisition proposal or Metavante acquisition proposal (other than by Investor or any affiliate thereof) shall have been publicly announced, become publicly known or otherwise been communicated to the senior management, the board of directors or stockholders of Marshall & Ilsley (whether or not conditional), then if within 12 months after such termination, Marshall & Ilsley or any of its subsidiaries enters into a definitive agreement with respect to a Marshall & Ilsley acquisition proposal or Metavante acquisition proposal, or consummates any Marshall & Ilsley acquisition proposal or Metavante acquisition proposal, then Marshall & Ilsley will pay Investor a termination fee equal to $55 million in addition to the $20 million to be paid to Investor as described above.

If the investment agreement is terminated by Investor as a result of the intentional and material breach by Marshall & Ilsley of the investment agreement, then Marshall & Ilsley will pay a termination fee equal to $75 million.

Investor has agreed to pay Marshall & Ilsley a termination fee of $75 million if the investment agreement is terminated by Marshall & Ilsley as a result of the intentional and material breach by Investor of the investment agreement.

The investment agreement provides that in no event shall any termination fee exceed $75 million. Any termination fee to be made under the investment agreement is to be made by the applicable party as promptly as reasonably practicable (and, in any event, within three business days) following the date of termination of the investment agreement; provided, however, that any payment to be made upon termination by Marshall & Ilsley to enter into a Marshall & Ilsley acquisition agreement or the termination of the investment agreement in the event the Marshall & Ilsley Board makes a change in recommendation in accordance with the terms of the investment agreement and Investor has not delivered a force the Marshall & Ilsley vote notice that remains in effect and the 15 business day period for delivery of a force the Marshall & Ilsley vote notice has elapsed, in each case pursuant to and in accordance with the terms of the investment agreement, shall be made to Investor prior to the termination of the investment agreement.

The investment agreement also provides that (i) in no event shall the Investor, on the one hand, or any member of the Marshall & Ilsley Group or the Metavante Group, on the other hand, be liable for, or seek to recover against the other party, any losses or damages with respect to the investment agreement in excess of $75 million (the “cap”), (ii) the payment of the cap by the Investor or Warburg Pincus Private Equity IX, L.P. (in the case of Warburg Pincus Private Equity IX, L.P. pursuant to the limited guarantee), on the one hand, or any member of the

Marshall & Ilsley Group or the Metavante Group, on the other hand, under the investment agreement shall be the sole and exclusive remedy of such party against the other party and such other party’s respective stockholders, partners, members, directors, officers, employees or agents for any losses or damages suffered such party as a result of the failure of the transactions to be consummated or the termination of the investment agreement, and (iii) upon payment of the cap by the Investor or Warburg Pincus Private Equity IX, L.P. (in the case of Warburg Pincus Private Equity IX, L.P. pursuant to the limited guarantee), on the one hand, or any member of the Marshall & Ilsley Group or the Metavante Group, on the other hand, in the event of a termination of the investment agreement, none of Investor or Warburg Pincus Private Equity IX, L.P., on the one hand, or any member of Marshall & Ilsley Group or the Metavante Group, on the other hand, or any of their respective stockholders, partners, members, directors, officers, employees or agents, as the case may be, shall have any further liability or obligation relating to or arising out of the investment agreement or the transactions. Notwithstanding the foregoing, the parties agreed that if any party fails to pay promptly any termination fee due in accordance with the investment agreement, and, in order to obtain such payment, the other party commences a suit which results in a final, binding and nonappealable judgment against the breaching party for the termination fee, the breaching party is obligated to pay to the other party its reasonable attorneys’ fees and expenses in connection with such suit; provided, that, the amounts payable by either party pursuant to this sentence shall in no event exceed $2 million.

Amendments to the Investment Agreement

Subject to applicable law, the investment agreement may be amended by authorization of the boards of directors of the parties to the investment agreement at any time before or after approval of the proposals by Marshall & Ilsley shareholders, but, after the approval, no amendment which by law or in accordance with the rules of any relevant stock exchange requires further shareholder approval may be made to the investment agreement without obtaining further approval. All amendments to the investment agreement must be in writing and signed by each party.

Fees and Expenses

The investment agreement provides that upon the closing of the transactions, New Metavante or Metavante will pay to Investor within three business days an amount equal to all of the expenses incurred by Investor related to the transactions, all expenses of the Metavante Group will be paid by Metavante and all expenses of the Marshall & Ilsley Group will be paid by Marshall & Ilsley. All expenses of any party incurred after the closing date shall be paid by such party. The investment agreement also provides that Metavante or New Metavante will bear any costs or expenses incurred in relation to the debt financing, including the reasonable and documented expenses of Marshall & Ilsley, New Metavante, Metavante and their subsidiaries and if the closing occurs, Investor. If the closing of the transactions does not occur, (i) all expenses incurred by Investor shall be paid by Investor, the Marshall & Ilsley Group, and (ii) all expenses incurred by the Metavante Group shall be paid by Marshall & Ilsley or Metavante, as the case may be.

Restrictions on Resales by Affiliates

An “affiliate” of New Metavante is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, New Metavante.

Marshall & Ilsley has agreed to deliver to Investor and New Metavante a letter not less than 30 days prior to the closing of the transactions identifying all persons who, in the judgment of Marshall & Ilsley, may be deemed at the closing date, “affiliates” of New Metavante for purposes of Rule 145 under the Securities Act. Marshall & Ilsley also agreed to use its reasonable best efforts to cause each person identified on such letter to deliver to New Metavante not less than 15 days prior to the closing date, a written agreement mutually agreeable to Investor and Marshall & Ilsley.

THE SEPARATION AGREEMENT

The following is a summary of the material terms and provisions of the separation agreement. All references to the separation agreement are to the separation agreement, as amended or supplemented from time to time. The following summary is qualified in its entirety by reference to the complete text of the separation agreement. The full text of the separation agreement is included in this proxy statement/prospectus—information statement as Annex B and is incorporated herein by reference. We urge you to read the entire separation agreement.

General

The separation agreement among Marshall & Ilsley, Metavante, New Marshall & Ilsley and New Metavante provides for, among other things, the principal corporate transactions required to effect the New Marshall & Ilsley share distribution and other specified terms governing the relationship between Marshall & Ilsley and New Marshall & Ilsley, on the one hand, and Metavante and New Metavante, on the other hand, with respect to or in consequence of the New Marshall & Ilsley share distribution.

We refer to Marshall & Ilsley and New Marshall & Ilsley as the “Marshall & Ilsley Parties” and Metavante and New Metavante as the “Metavante Parties.” We refer to the Marshall & Ilsley Parties, M&I LLC and their subsidiaries, after giving effect to the distribution, as the “Marshall & Ilsley Group” and the Metavante Parties and their subsidiaries (excluding the Marshall & Ilsley Group) as the “Metavante Group.”

Actions Prior to the Distribution

A number of days prior to the closing date, the New Metavante board of directors will declare the New Marshall & Ilsley share distribution and set the record date for the New Marshall & Ilsley share distribution, subject to the satisfaction or waiver of the conditions set forth in the separation agreement. The record date for the New Marshall & Ilsley share distribution is expected to be 5:00 p.m. Eastern Standard Time on the closing date.

Prior to the New Marshall & Ilsley share distribution, Metavante and Marshall & Ilsley will cause the number of authorized shares of New Marshall & Ilsley common stock to equal or exceed three times the number of shares of New Metavante common stock issued as of the date set by the New Metavante board to determine holders of record of New Metavante common stock entitled to receive shares of New Marshall & Ilsley common stock in the New Marshall & Ilsley share distribution and will cause the number of shares of New Marshall & Ilsley common stock outstanding to be increased to equal three times the number of shares of New Metavante common stock issued and outstanding as of the date set by the New Metavante board to determine holders of record of New Metavante common stock entitled to receive shares of New Marshall & Ilsley common stock in the New Marshall & Ilsley share distribution.

Prior to the New Marshall & Ilsley share distribution, New Metavante will enter into an agreement with a distribution agent (which will also be the exchange agent for the holding company merger) with respect to the New Marshall & Ilsley share distribution. At or prior to the time of the New Marshall & Ilsley share distribution, New Metavante will deliver to the distribution agent shares of New Marshall & Ilsley common stock sufficient to effect the New Marshall & Ilsley share distribution. Following the closing date, the distribution agent will pay to holders of record of New Metavante common stock (other than to the holders of the New Metavante Class A common stock) as of the record date for the New Marshall & Ilsley distribution the amount of cash in lieu of fractional shares of New Metavante to which such holder is entitled.

The Distribution

Subject to the terms and conditions of the separation agreement, at the time established by the New Metavante board of directors, which will be on the closing date and after 5:00 p.m. Eastern Standard Time, New

Metavante will effect the New Marshall & Ilsley share distribution by instructing the distribution agent to record in the stock transfer records of New Marshall & Ilsley the distribution of three shares of New Marshall & Ilsley common stock to each holder of New Metavante common stock (other than to the holders of New Metavante Class A common stock) as of the record date for the distributions for each share of New Metavante common stock held of record and mail to each such holder a letter of transmittal and instructions on how to exchange certificates representing shares of Marshall & Ilsley common stock for certificates representing shares of New Metavante common stock for the holding company merger (and, if applicable, a check representing cash in lieu of fractional shares of New Metavante common stock) and New Marshall & Ilsley common stock for the New Marshall & Ilsley share distribution.

Timing

The New Marshall & Ilsley share distribution will be effected after 5:00 p.m. Eastern Standard Time on the closing date.

Covenants

Each of Marshall & Ilsley and Metavante has agreed to take specified actions after the signing of the separation agreement. These actions include the following, among others:

•

all intercompany receivables, payables and loans between any member of the Metavante Group, on the one hand, and any member of the Marshall & Ilsley Group, on the other hand which are listed in the separation agreement will be cancelled immediately prior to the time of the distributions;

•	trade payables incurred in the ordinary course of business for purchases of goods or services and expenses shall be promptly paid when due; and

•

all intercompany agreements between any member of the Metavante Group, on the one hand, and any member of the Marshall & Ilsley Group, on the other hand, will terminate immediately prior to the time of the distribution, other than the transaction agreements and those specifically designated to survive following the distribution.

Treatment of Metavante Cash

On the closing date Metavante will pay a cash dividend to New Metavante of $1.040 billion. Upon receipt of the cash dividend, New Metavante will then make a cash contribution of $1.665 billion to New Marshall & Ilsley, consisting of the cash dividend made by Metavante and $625 million of cash paid by Investor in exchange for shares of Class A common stock of New Metavante. In addition, on the closing date, New Metavante, or one of its subsidiaries, will repay the aggregate principal amount of indebtedness for borrowed money owed to Marshall & Ilsley by Metavante.

The transaction agreements do not permit Marshall & Ilsley to cause any Metavante Group member to make any dividend or distributions of cash and cash equivalents to any Marshall & Ilsley Group member prior to the closing date, other than quarterly cash dividends (not to exceed $1 million) and the distributions described in the preceding paragraph.

On a pro forma basis it is estimated that New Metavante would have had approximately $6.6 million in cash and cash equivalents following the dividend and repayment of debt had the transactions been completed on March 31, 2007. See “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Metavante” beginning on page [•].

Conditions to the Completion of the Distributions

The separation agreement provides that the obligation of New Metavante to consummate the New Marshall & Ilsley share distribution and the other transactions contemplated by the separation agreement is subject to the following conditions:

•	each condition to the investment agreement having been fulfilled or waived by the party for whose benefit that condition exists; and

•	the closing of the sale of the shares of Class A common stock of New Metavante to Investor for a payment of $625 million.

None of the foregoing conditions may be waived by the New Metavante board of directors without the prior written consent of Marshall & Ilsley and, unless the investment agreement has been terminated, none of the conditions may be waived unless New Metavante receives the prior written consent of Investor, which consent may not be unreasonably withheld, conditioned or delayed.

Mutual Release; Indemnification

Mutual Release of Pre-Closing Liabilities

The Marshall & Ilsley Parties and the Metavante Parties, on behalf of themselves and each of the other members of their group, have each agreed to release the other group and its officers, directors and employees from any and all liabilities and claims that it may have or ever will have against the other group which arise out of, result from or relate to events, circumstances or actions taken by the other group occurring or failing to occur or any conditions existing at or prior to the time of the New Marshall & Ilsley share distribution.

The mutual release does not impair the rights of any person under any of the transaction agreements that does not terminate as of the closing date. In addition, the mutual release does not release or discharge any person from:

•

any liability or obligation under or resulting from any contract between any member of the Metavante Group and any member of the Marshall & Ilsley Group that does not terminate as of the consummation of the New Marshall & Ilsley share distribution;

•

any liability or obligation assumed, transferred, assigned or allocated to New Marshall & Ilsley, New Metavante or any member of their group in accordance with, or any other liability of either of them under, the separation agreement, any other transaction agreement or the investment agreement;

•

any liability arising from or related to the sale, lease, manufacture, construction, provision, or receipt of goods or services, payment for goods, property or services purchased, obtained or used in the ordinary course of business by any member of a group from any member of the other group prior to the time of the distribution, or any related refund claims; and

•

any liability the release of which would result in the release of any person other than a member of either group or their respective directors, officers or employees; except, that each party agrees not to bring suit against the other party or its members of its group or its or their directors, officers or employees with respect to any such liability.

Indemnification by Marshall & Ilsley

Under the terms of the separation agreement, the Marshall & Ilsley Parties will and will cause the other members of the Marshall & Ilsley Group to indemnify the Metavante Group members and each of their respective representatives from and against any and all losses relating to any of the following:

•

all Marshall & Ilsley Group liabilities, including all liabilities not arising out of or resulting from Metavante’s business, whether such losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the distribution;

•	the enforcement by members of the Metavante Group and each of their respective representatives of their rights to be indemnified, defended and held harmless under the separation agreement; and

•	the use by any member of the Marshall & Ilsley Group of any trademarks or other source identifiers owned by any member of the Metavante Group.

Indemnification by Metavante

Under the terms of the separation agreement, the Metavante Parties will and will cause the other members of the Metavante Group to indemnify the Marshall & Ilsley Group members and each of their respective representatives from and against all losses relating to any of the following:

•

all Metavante Group liabilities, including all liabilities arising out of or resulting from Metavante’s business, whether such losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the distribution;

•	the enforcement by members of the Marshall & Ilsley Group and each of their respective representatives of their rights to be indemnified, defended and held harmless; and

•	the use by any member of the Metavante Group of any trademarks or other source identifiers owned by any member of the Marshall & Ilsley Group.

The indemnification provisions set forth in the separation agreement do not apply to any indemnification or other claims relating to taxes. Instead, these indemnification obligations are covered in the tax allocation agreement. See “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution—Tax Allocation Agreement” on page [•].

Under the separation agreement, Marshall & Ilsley Group liabilities means:

•	all liabilities of any member of the Marshall & Ilsley Group under, or for which any member of the Marshall & Ilsley Group is expressly made responsible pursuant to, any transaction agreement;

•	all liabilities of any member of the Marshall & Ilsley Group that are not liabilities of any member of the Metavante Group;

•

all liabilities of any member of the Metavante Group existing immediately prior to or at the time of the New Marshall & Ilsley share distribution that are not included as Metavante Group liabilities in the separation agreement; and

•

all liabilities of any member of the Marshall & Ilsley Group or the Metavante Group with respect to indebtedness for borrowed money outstanding immediately prior to the time of the New Marshall & Ilsley share distribution, but excluding any indebtedness with respect to the debt financing;

in the first two cases above, regardless of whether such liability existed prior to, at or after the time of the New Marshall & Ilsley distribution.

Under the separation agreement, Metavante Group liabilities means:

•	all liabilities of any member of the Metavante Group under, or for which any member of the Metavante Group is expressly made responsible pursuant to, any transaction agreement;

•	all liabilities of any member of the Metavante Group to the extent based upon, arising out of or resulting from Metavante’s business; and

•

all liabilities of any member of the Marshall & Ilsley Group to the extent based upon, arising out of or resulting from Metavante’s business, other than liabilities expressly assumed or retained by the Marshall & Ilsley Parties;

in each case, regardless of whether such liability existed prior to, at or after the time of the New Marshall & Ilsley share distribution.

Termination

If the investment agreement is terminated, Marshall & Ilsley may terminate the separation agreement and abandon the New Marshall & Ilsley share distribution.

Amendments

The separation agreement cannot be amended except by a written agreement executed by the parties to the separation agreement, except that, unless the investment agreement has been terminated, any such amendment will be subject to the prior written consent of Investor, which consent with respect to any amendment after the distribution may not be unreasonably withheld, delayed or conditioned.

Expenses

All costs and expenses of Marshall & Ilsley and Metavante related to the negotiation, preparation, execution and delivery of the separation agreement, the investment agreement and the other agreements related to the transactions will be paid in accordance with the provisions regarding fees and expenses set forth in the investment agreement.

ADDITIONAL AGREEMENTS

RELATING TO THE NEW MARSHALL & ILSLEY SHARE DISTRIBUTION

Marshall & Ilsley, Metavante, New Marshall & Ilsley and New Metavante have entered into a tax allocation agreement, an employee matters agreement and certain other services agreements in connection with the transactions contemplated by the investment agreement and separation agreement. All references to the tax allocation agreement and the employee matters agreement are to such agreements, as amended or supplemented from time to time. The material terms of the tax allocation and employee matters agreements are summarized below. The description of the tax allocation agreement is qualified in its entirety by reference to the complete text of the tax allocation agreement, which is included in this proxy statement/prospectus—information statement as Annex C, and is incorporated by reference into this document. The description of the employee matters agreement is qualified in its entirety by reference to the complete text of the employee matters agreement ,which is incorporated by reference into this document and filed as an exhibit to the registration statement of which this proxy statement/prospectus—information statement is a part. We urge you to read the tax allocation agreement and the employee matters agreement carefully. In addition, certain of the Marshall & Ilsley parties and certain of the Metavante parties have entered into, or will enter into prior to the closing of the transactions, certain continuing business agreements providing for certain services following the closing of the transactions.

Tax Allocation Agreement

The tax allocation agreement allocates liability for taxes, including any taxes that may arise in connection with separating New Marshall & Ilsley from New Metavante. Under the tax allocation agreement, in general, New Metavante and New Marshall & Ilsley will each be liable for taxes attributable to its respective business.

The tax allocation agreement also provides the extent to which, and the circumstances under which, the parties would be liable for taxes relating to the transactions. In general, New Marshall & Ilsley is required to indemnify New Metavante for any taxes (unless such taxes would not have been imposed but for specified acts of New Metavante or its affiliates (including Investor) subject to specified exceptions) resulting from: (i) a failure of the New Marshall & Ilsley share distribution to qualify as a tax-free distribution under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code; (ii) a failure of the holding company merger and Marshall & Ilsley LLC conversion to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code; (iii) the $1.040 billion cash dividend by Metavante to New Metavante; and (iv) certain other transactions.

The tax allocation agreement is not binding on the Internal Revenue Service or any other governmental entity and does not affect the liability of each of New Marshall & Ilsley, New Metavante, and their respective subsidiaries and affiliates to the Internal Revenue Service or any other governmental authority for all federal, foreign, state or local taxes of the consolidated group relating to periods through the date of the New Marshall & Ilsley share distribution.

Employee Matters Agreement

The employee matters agreement was entered into among Marshall & Ilsley, New Marshall & Ilsley, Metavante and New Metavante at the time that they entered into the investment agreement and separation agreement and allocates among them assets, liabilities, and responsibilities with respect to employee compensation, benefit plans and programs and employment matters with respect to their respective employees. The employee matters agreement generally provides, subject to certain exceptions, that at the time of the New Marshall & Ilsley share distribution, New Metavante and Metavante will assume the liabilities and obligations of Marshall & Ilsley with respect to current and former employees of the Metavante Group and Marshall & Ilsley and New Marshall & Ilsley will retain the liabilities and obligations with respect to the employees of the Marshall & Ilsley Group.

Employee Matters

The employee matters agreement provides that each Metavante Group employee will remain an employee of the Metavante Group and each Marshall & Ilsley Group employee will remain an employee of the Marshall & Ilsley

Group immediately following the time of the New Marshall & Ilsley share distribution. None of the transactions contemplated by the employee matters agreement, the separation agreement or the investment agreement is intended to entitle any current or former Metavante Group or Marshall & Ilsley Group employee to termination or severance benefits other than payments or benefits with respect to employees who separate from service in connection with the transactions and are entitled to termination or separation benefits on account of such termination. The provisions of the employee matters agreement are subject to the general indemnity provisions in the separation agreement.

Welfare Plans

Pursuant to the employee matters agreement, Metavante and its subsidiaries will no longer be participating employers in the welfare plans sponsored by Marshall & Ilsley effective as of the time of the distribution and the Metavante Group will establish the Metavante Group plans. With the exception of the retiree benefits described below, the Metavante Group will be responsible for providing benefits to the Metavante Group employees under the Metavante Group plans on and after the separation date and the Marshall & Ilsley Group will not retain any responsibility for such benefits, except to the extent incurred prior to the distribution. The Marshall & Ilsley Group will be responsible for providing benefits to the Marshall & Ilsley employees under the Marshall & Ilsley plans on and after the separation date and the Metavante Group will not retain any responsibility for such benefits. Following the separation, the Marshall & Ilsley Group will retain the obligation to pay all unpaid claims which were incurred prior to the separation under the Marshall & Ilsley plans.

As of the New Marshall & Ilsley share distribution, the Metavante Group has agreed to adopt a plan providing flexible spending accounts for Metavante Group employees. The Metavante Group will credit all Metavante Group employees with a balance (positive or negative) under such flexible spending account equal to the balance credited to each Metavante Group employee under the corresponding flexible spending account maintained by Marshall & Ilsley as of the distribution date, and will reimburse each Metavante Group employee for eligible expenses incurred during the plan year of the applicable flexible spending account maintained by Marshall & Ilsley which includes the distribution date that had not previously been reimbursed under the applicable flexible spending account maintained by Marshall & Ilsley. To the extent the balance of all employees of the Metavante Group under Marshall & Ilsley’s flexible spending accounts is positive as of the distribution date, the Marshall & Ilsley Group is required to pay the excess to the Metavante Group’s flexible spending account plan and to the extent the balance is negative, the Metavante Group is required to pay the deficit to the Marshall & Ilsley Group’s flexible spending account plan.

Metavante and New Metavante have agreed that from and after the New Marshall & Ilsley share distribution, they will assume, and be solely responsible for, all liabilities under the Consolidated Omnibus Budget Reconciliation Act for current and former Metavante Group employees and their qualified beneficiaries. The Metavante Group has agreed that it will be solely responsible for all long-term disability benefits payable to Metavante Group employees, including Metavante employees who are receiving long-term disability benefits prior to the New Marshall & Ilsley share distribution and to former Metavante Group employees. Following the separation, the Metavante Group will also assume responsibility for all unpaid workers’ compensation claims of Metavante employees and former employees, whether arising before, on or after the separation.

Except with respect to retiree benefits, participation in the welfare plans sponsored by Marshall & Ilsley will cease for current and former Metavante Group employees upon the separation. To the extent applicable under any Metavante Group plan after the separation, the Metavante Group will recognize the service of Metavante Group employees recognized under the corresponding Marshall & Ilsley plan prior to the separation. For a period of five years following the distribution, New Marshall & Ilsley or New Metavante is generally required to credit past service recognized as of the distribution for rehired employees of New Metavante or New Marshall & Ilsley who have not yet incurred a separation of service greater than five years from either New Metavante or New Marshall & Ilsley. In designing the Metavante Group plans, the Metavante Group will use reasonable efforts to recognize and give credit to Metavante Group employees for amounts applied to deductibles, co-payments and other applicable benefit coverage limits under the Marshall & Ilsley health plans for the portion of the calendar year prior to the separation.

Following the separation, the Marshall & Ilsley Group will retain the obligation to provide retiree medical coverage under the terms of the Marshal & Ilsley Group retiree medical program to all Metavante Group retirees eligible for such coverage as of the separation date. Metavante employees who meet the eligibility requirements for coverage under the terms of the Marshall & Ilsley Group retiree medical program at the time of the separation, but who have not yet retired, will continue to be eligible for such retiree coverage at the time they retire from the Metavante Group. Metavante employees who satisfy the Marshall & Ilsley Group retiree medical program eligibility requirements within 24 months following the separation date will be provided retiree medical coverage by the Metavante Group from the time of their retirement through the date such Metavante Group employees become eligible for Medicare coverage, although the Metavante Group may modify the contribution rates.

In addition, the assets of the Marshall & Ilsley VEBAs will be retained by or transferred to the appropriate VEBA of the Marshall & Ilsley Group or the Metavante Group which retains or assumes the liabilities associated with such assets, except that all assets of the VEBA funding retiree medical will remain at Marshall & Ilsley.

Compensation Matters

Non-ERISA Benefit Arrangements. Pursuant to the employee matters agreement, as of the New Marshall & Ilsley share distribution, each of Metavante and its subsidiaries will cease to be a participating employer in the non-Employee Retirement Income Security Act of 1974 benefit arrangements, which we refer to as “non-ERISA benefit arrangements,” sponsored by Marshall & Ilsley. In addition, the employee matters agreement provides that as of the time of the New Marshall & Ilsley share distribution, no current or former Metavante employee will continue to participate in the benefit arrangements sponsored by Marshall & Ilsley for Metavante employees and former Metavante employees.

Assumption of Employee-Related Obligations. Under the employee matters agreement, New Metavante and Metavante will have responsibility from and after the New Marshall & Ilsley share distribution for:

•	determining the basic terms and conditions for employment of Metavante Group employees, including their pay and benefits;

•

all wages, salaries, ordinary compensation and commissions payable to current or former Metavante Group employees after the New Marshall & Ilsley share distribution, whether earned before or after the New Marshall & Ilsley share distribution, other than amounts earned for services as an employee of Marshall & Ilsley or any of its subsidiaries;

•	all bonus and incentive compensation payment obligations, if any, earned and payable after the New Marshall & Ilsley share distribution to Metavante Group employees;

•	obtaining directors and officers insurance to be effective as of the New Marshall & Ilsley share distribution;

•

all liabilities and obligations of Metavante with respect to claims made by or with respect to current or former Metavante Group employees relating to non-ERISA benefit arrangements and not specifically assumed or retained by Marshall & Ilsley; and

•	retiree health coverage to Metavante employees who satisfy the Marshall & Ilsley Group retiree medical program eligibility requirements within 24 months following the separation date.

Under the employee matters agreement, Marshall & Ilsley and New Marshall & Ilsley will have responsibility from and after the New Marshall & Ilsley share distribution for:

•

all wages, salaries, ordinary compensation and commissions payable to current or former Marshall & Ilsley Group employees after the New Marshall & Ilsley share distribution, whether earned before or after the New Marshall & Ilsley share distribution, other than amounts earned for services as an employee of Metavante or any of its subsidiaries;

•	all bonus and incentive compensation payment obligations, if any, earned and payable after the New Marshall & Ilsley share distribution to Marshall & Ilsley Group employees;

•

retiree health coverage to Metavante Group employees who are eligible for such coverage as of the separation date and meet the eligibility requirements for coverage under the terms of the Marshall & Ilsley Group retiree medical program at the time of the separation (but who have not yet retired); and

•

all liabilities and obligations of Marshall & Ilsley with respect to claims made by or with respect to current or former Marshall & Ilsley Group employees relating to non-ERISA benefit arrangements and not specifically assumed or retained by the Metavante Group.

Deferred Compensation Plans. For purposes of the Marshall & Ilsley Corp. Amended and Restated Executive Deferred Compensation Plan and the Marshall & Ilsley Corp. 2005 Executive Deferred Compensation Plan (collectively, the “Deferred Compensation Plans”), as amended, Metavante and New Metavante employees will be deemed to terminate employment on the date of separation and may be entitled to receive a distribution of their account balances under the Deferred Compensation Plans following completion of the transactions. Metavante employees who forfeit restricted Marshall & Ilsley stock units credited to their accounts under the deferred compensation plans will be granted restricted stock awards by New Metavante with the same remaining restriction period as the forfeited restricted Marshall & Ilsley stock units. Participants who will be employed by New Marshall & Ilsley will not be entitled to a distribution due to the completion of the transactions.

Incentive Plan. The incentive compensation earned by participants under the Metavante Long Term Incentive Plan with respect to performance periods that include the separation date that are based on performance of Marshall & Ilsley will be determined jointly by Marshall & Ilsley, New Marshall & Ilsley, Metavante, New Metavante and the Investor as of the separation date and will be paid by Metavante and New Metavante after the conclusion of the performance period. Payments based on the performance of Metavante generally will be made by Metavante and New Metavante in accordance with the terms of the Metavante Long Term Incentive Plan.

Each option held by a Metavante or New Metavante employee and certain former employees of Metavante to purchase Marshall & Ilsley stock outstanding prior to the completion of the distribution will be converted into an option to purchase New Metavante stock, effective immediately after the distribution. Each option held by a Marshall & Ilsley or New Marshall & Ilsley employee or director and certain former employees of Marshall & Ilsley to purchase Marshall & Ilsley stock outstanding prior to the completion of the New Marshall & Ilsley share distribution will be converted into an option to purchase New Marshall & Ilsley stock, effective immediately after the New Marshall & Ilsley share distribution. Prior to the completion of the New Marshall & Ilsley share distribution, 75% of the outstanding options to purchase Marshall & Ilsley stock held by an individual who, immediately following the consummation of the transactions, will be a director of New Metavante and either a Marshall & Ilsley or New Marshall & Ilsley employee or a director of New Marshall & Ilsley will be converted into a New Marshall & Ilsley option and 25% of the outstanding options to purchase Marshall & Ilsley stock held by these individuals will be converted into a New Metavante option, effective immediately after the New Marshall & Ilsley share distribution, and adjusted to reflect the New Marshall & Ilsley share distribution. Each New Metavante option and New Marshall & Ilsley option will have the same terms and conditions as the corresponding Marshall & Ilsley option from which it was converted, provided that all references to “Marshall & Ilsley Corporation” will be changed to “Metavante Technologies, Inc.” with respect to New Metavante options.

Each converted option will be adjusted to reflect the New Marshall & Ilsley share distribution. The employee matters agreement provides that the number of shares of New Metavante common stock or New Marshall & Ilsley common stock, as the case may be, subject to each converted option and the per share exercise price of such converted option will be fixed in a way that maintains the intrinsic value of the option to purchase Marshall & Ilsley common stock and does not increase the ratio of the per share exercise price of the converted option to the value of one share of Marshall & Ilsley common stock on the closing date.

All shares of Marshall & Ilsley restricted stock will be treated the same as all other outstanding shares of Marshall & Ilsley common stock in the transactions contemplated by the investment agreement and the separation agreement; provided, however, that each share of New Metavante common stock and New Marshall & Ilsley common stock received in such transactions with respect to the shares of Marshall & Ilsley restricted stock will be subject to the same restrictions as the corresponding share of Marshall & Ilsley restricted stock to which it relates and will continue to be subject to the terms of the applicable Marshall & Ilsley equity plan.

In addition, cash balances of all Metavante employees under the Marshall & Ilsley Amended and Restated 2000 Employee Stock Purchase Plan as of the distribution will be refunded to such individuals as soon as practicable following the New Marshall & Ilsley share distribution.

New Equity Compensation Plans. Marshall & Ilsley will use, or will cause its appropriate subsidiary to use, reasonable best efforts to cause New Metavante to adopt a New Metavante equity compensation plan prior to the New Marshall & Ilsley distribution that will reserve a percentage of the equity of New Metavante equal to 9% for new options and other equity grants to be issued in connection with the transaction and anticipated to be issued within the following four to five years, plus a number of shares sufficient for the substitution of existing Marshall & Ilsley options and other equity grants or rights held by Metavante or New Metavante employees or directors, which is expected to represent approximately an additional 9.5% of the equity of New Metavante. Marshall & Ilsley may also cause New Metavante to adopt an annual bonus plan if requested to do so by Investor.

Qualified Retirement Plan. Effective as of the separation, Metavante group will cease to be a participating employer in the Marshall & Ilsley tax-qualified defined contribution and 401(k) plan (the “Retirement Program”). No distribution of account balances will be made to any Metavante employee from the Marshall & Ilsley Retirement Program on account of the transactions contemplated by the investment agreement and separation agreement. The Metavante Group will establish a profit sharing retirement plan under which Metavante employees will be eligible to participate and will assume and be solely responsible for all liabilities for or relating to Metavante employees under the Marshall & Ilsley Retirement program. Initially, the investment options offered will be the same as those offered under the Marshall & Ilsley Retirement Program (except that a New Metavante stock fund will be available under the New Metavante profit sharing retirement plan). Marshall & Ilsley will transfer assets from the trust relating to the Marshall & Ilsley Retirement Program to the trust established for the Metavante profit sharing retirement plan that are equal to the account balances of all Metavante employees and former Metavante employees with an account balance under the Marshall & Ilsley Retirement Program (including unvested amounts). The Metavante profit sharing retirement plan will recognize all service, compensation, and other determinations that, at the time of the distribution, were recognized under the Marshall & Ilsley Retirement Program. The Metavante profit sharing retirement plan will retain the same vesting schedules as applied under the Marshall & Ilsley Retirement Program.

Continuing Business Agreements

In addition to the employee matters agreement and the tax allocation agreement, the Marshall & Ilsley Group and the Metavante Group have entered into, or will enter into prior to the closing of the transactions, continuing business agreements providing for certain services following the closing of the transactions and establishing marketing and other relationships between them. While none of the agreements individually constitutes a material part of Metavante’s revenues or expenditures, in the aggregate, they accounted for approximately $121.8 million, or 8.1%, of Metavante’s revenues and $80.2 million (including interest payments), or 6.4%, of its expenditures in 2006. These agreements relate to, among other things, certain administrative, trust, technology outsourcing, leasing, marketing and other similar services. In the past, Marshall & Ilsley has been one of Metavante’s largest customers in terms of total revenues. After the closing of the transactions, pursuant to these and other agreements, it is expected that Marshall & Ilsley will continue to be among Metavante’s largest customers.

FIG Marketing Agreement

Marshall & Ilsley and Metavante are parties to a FIG marketing agreement that formalizes the parties’ arrangements and understandings with respect to cross-selling Marshall & Ilsley products and Metavante services to certain financial institution customers. Referrals between the two parties are facilitated by the Financial

Institutions Group established by Marshall & Ilsley among its sales executives (“FIG members”). The FIG marketing agreement encourages referrals to and from the FIG members and provides that the referring party will receive compensation, on a case-by-case basis, for successful referrals. Incentive compensation is also payable to the referring employee. The FIG marketing agreement is effective from July 1, 2007 to July 1, 2014, after which time it may renew from year to year, subject to earlier termination for uncured breaches of material obligations and under other limited circumstances.

Administrative Services Agreement

Under the administrative services agreement, Marshall & Ilsley will continue to provide Metavante with corporate, administrative, human resources and tax services, including administering Metavante’s employee benefit programs, completing audit reports related to the plans, processing payroll information for the Metavante employees, determining short-term disability claims and administering worker compensation claims, maintaining employee policies and employee files, and similar services. The agreement is intended to provide for the same nature and scope of services that Metavante had received prior to the closing date of the transactions. Metavante will pay a monthly base fee for the human resources services provided under the agreement and will pay additional fees for certain other services. It will also reimburse Marshall & Ilsley for certain reimbursable costs. The agreement is effective on the closing date of the transactions and continues until December 31, 2007, unless extended by the parties. The agreement contains standard termination procedures in the event of breaches of material obligations and will terminate without any further action from either party if the investment services agreement is terminated.

Technology Outsourcing Agreement

Metavante will provide technology outsourcing and payments services to Marshall & Ilsley through July 1, 2014 under a technology outsourcing agreement. Metavante’s services include core deposit, loan, and trust account processing, risk and compliance solutions, commercial treasury solutions, strategic network solutions, and related training and development services. Metavante will also provide payment services to effect and process payments between Marshall & Ilsley’s clients and third parties. The agreement generally provides that Metavante will be the sole and exclusive provider for many of the services to be offered under the agreement. Marshall & Ilsley will pay a monthly base fee for certain services, with other services billed separately according to a pricing schedule. In addition, the agreement provides for revenue sharing with respect to certain customer relationships. The technology outsourcing agreement commences on July 1, 2007 and continues until July 1, 2014, subject to Marshall & Ilsley’s option to extend the agreement for an additional year, unless earlier terminated or extended by the parties. Prior to December 31, 2009, Marshall & Ilsley cannot terminate the technology outsourcing agreement, or any service provided thereunder (with certain exceptions), for any reason other than for cause or under certain other limited circumstances. Following December 31, 2009, if Marshall & Ilsley terminates the agreement or any service (with certain exceptions) for any reason other than for cause, it may be required to pay a termination fee to Metavante and additional expenses.

Trust Services Agreement

The trust services agreement provides that Marshall & Ilsley and Metavante will cooperate to offer, sell and market to financial institutions the trust account support services, which are provided by Marshall & Ilsley and are referred to as trust services, and the trust account processing services, which are offered by Metavante and are referred to as processing services. The agreement generally provides that Marshall & Ilsley will be Metavante’s preferred partner for providing trust services to new customers; however, Metavante is not obligated to select Marshall & Ilsley as its partner for a particular customer for work that will be performed outside the United States or where work will be performed by Metavante’s own employees or resources within the United States. The fees and charges to be charged to customers for trust services and processing services will be negotiated by each of Metavante and Marshall & Ilsley on a per-customer basis. The agreement becomes effective on July 1, 2007 and terminates on January 1, 2014, unless extended by the parties. The agreement may be terminated at any time by either party upon an uncured breach of the other party’s material obligations.

Subcontractor Agreement

Marshall & Ilsley and Metavante are parties to a subcontractor agreement that governs their relationship with respect to providing certain call center, loan origination, customer service, data entry and other business process outsourcing services (“BPO services”) and item, back office and check processing services (“IP services”) to financial institution customers. Under the agreement, Marshall & Ilsley will be Metavante’s preferred partner for providing BPO services to new customers but generally is not entitled to receive a preference for IP services. Under the agreement, Metavante will pay Marshall & Ilsley for the services provided under each subcontract including a revenue share arrangement for BPO services provided to one of the existing customers. With respect to IP services provided to currently-existing customers, the fees to be charged by Marshall & Ilsley for such services will be based on 2006 pricing as adjusted by certain increases in some cases. With respect to new customers, Marshall & Ilsley will provide BPO and IP services at the prices set forth in each particular offer. The agreement becomes effective on July 1, 2007 and terminates on July 1, 2014, unless extended by the parties. Each subcontract can be terminated by Marshall & Ilsley or Metavante in various circumstances, except that, in some cases, Metavante may be required to pay a termination fee.

Bankcard Network Sponsor Agreement

Metavante and M&I Bank FSB, a subsidiary of Marshall & Ilsley, are parties to a bankcard network sponsor agreement, pursuant to which M&I Bank FSB will sponsor Metavante and certain Metavante affiliates and clients into the MasterCard, Visa and NYCE networks. Under the agreement, Metavante will develop, design, market, manage and operate cards that are accepted by merchants participating in the networks, as well as certain programs and will pay M&I Bank FSB to sponsor Metavante and certain Metavante affiliates and clients and assist Metavante in its application for use of the networks. The agreement provides that Metavante will pay fees to M&I Bank FSB on a per-transaction basis related to card usage, as well as for additional expenses. The agreement begins on July 1, 2007 and expires on July 1, 2010, unless extended by the parties. The agreement may be terminated by either party under limited circumstances, including but not limited to uncured breaches of material obligations.

Merchant Processing Agreement

M&I Marshall & Ilsley Bank (“M&I Bank”), a subsidiary of Marshall & Ilsley, and Metavante have entered into a merchant processing agreement for the purpose of jointly contracting with merchants to provide certain transaction processing services (and to share revenue resulting therefrom), and to otherwise cooperate in the provision of merchant processing services for banks. The agreement provides that M&I Bank will exclusively promote Metavante’s merchant services to merchants and retailers to which Metavante is willing to provide merchant services and will refer its customers exclusively to Metavante for merchant services. Under the agreement, Metavante will pay the bank a percentage of the net income before taxes generated from fees paid by M&I Bank customers who are currently using Metavante for merchant services or who are referred by M&I Bank to Metavante for merchant services in the future. For all other merchants, Metavante will pay M&I Marshall & Ilsley Bank a per transaction fee. The agreement commences on July 1, 2007 and expires on July 1, 2014, unless earlier terminated upon one year’s notice or extended by the parties. In addition, the agreement may be terminated under limited circumstances, including but not limited to breaches of material obligations. M&I Bank may be required to pay a termination fee in certain circumstances.

Treasury Management Services Agreement

M&I Bank and Metavante have entered into a treasury management services agreement pursuant to which M&I Bank will provide various collection, disbursement and reporting services to Metavante. The fees that Metavante pays for these services are based on a per-service pricing schedule and are subject to renegotiation in accordance with the terms of the agreement. The agreement makes M&I Bank the exclusive provider to Metavante of the services covered by the agreement. If Metavante fails to comply with the exclusivity provisions, it may be required to pay the bank a termination fee. The agreement begins July 1, 2007 and expires July 31, 2014, subject to renewal by the parties.

The agreement may be terminated by either party upon an uncured breach of the other party’s material obligations and under other limited circumstances. Metavante may be required to pay a termination fee to M&I Bank under certain circumstances.

Office Lease

Metavante leases office, storage and raised floor space located at 4900 W. Brown Deer Road, Brown Deer, Wisconsin, to M&I Support Services, Inc., a subsidiary of Marshall & Ilsley. The term of the lease continues until December 31, 2013, provided that if, at any time during the term of the lease, Metavante is less than 100% owned by Marshall & Ilsley, M&I Support Services may terminate the lease upon one year advance written notice to Metavante and Metavante may terminate the lease upon two years advance written notice to M&I Support Services. M&I Support Services can terminate the lease at any time without penalty upon 180 days written notice to Metavante.

ADDITIONAL AGREEMENTS RELATING TO THE TRANSACTIONS

Warburg Pincus Private Equity IX, L.P. has executed a limited guarantee in favor of Marshall & Ilsley and New Metavante pursuant to which Warburg Pincus Private Equity IX, L.P. has guaranteed specified obligations of Investor. At the time of the completion of the transactions, New Metavante and Investor have agreed to enter into a shareholders agreement and a stock purchase right agreement in substantially the forms attached hereto as Annexes D and E that set forth certain matters regarding Investor’s ongoing relationship with New Metavante. The material terms of these agreements are summarized below. The description of the limited guarantee is qualified in its entirety by reference to the complete text of the limited guarantee which is incorporated by reference into this document and filed as an exhibit to the Registration Statement of which this proxy statement/prospectus—information statement is a part. The descriptions of the shareholders agreement and the stock purchase right agreement are qualified in their entirety by reference to the complete text of the forms of these agreements, which agreements will be in substantially the form attached to this proxy statement/prospectus—information statement as Annexes D and E. Such forms are incorporated by reference into this document. All references to the limited guarantee, the shareholders agreement and the stock purchase right agreement are to such agreements, as amended or supplemented from time to time. We urge you to read the limited guarantee and the forms of the shareholders agreement and the stock purchase right agreement.

Limited Guarantee

Pursuant to a limited guarantee, dated as of April 3, 2007, Warburg Pincus Private Equity IX, L.P. has guaranteed to Marshall & Ilsley and New Metavante subject to the terms and conditions set forth in the limited guarantee, the payment by Investor of a termination fee of $75 million in connection with the termination of the investment agreement after the occurrence of, or failure of, certain specified events and all reasonable out-of-pocket fees and expenses up to $2 million incurred by Marshall & Ilsley and New Metavante successfully in enforcing the limited guarantee. The limited guarantee will terminate at the earlier of (i) the closing of the transactions and (ii) the first anniversary of the termination of the investment agreement if, as of such date, Marshall & Ilsley or New Metavante has not presented a claim for payment under the limited guarantee.

Shareholders Agreement

Prior to the closing, New Metavante and Investor will enter into the shareholders agreement. The shareholders agreement contains, among other things, provisions with respect to:

•	the governance of New Metavante;

•	restrictions on the ability of Investor to dispose of its shares of New Metavante common stock prior to the second anniversary of the closing date;

•

“standstill” restrictions on the ability of Investor to purchase additional securities of New Metavante if such ownership would cause Investor’s ownership percentage to exceed 40% or to take certain other actions with respect to acquiring control of New Metavante; and

•	registration rights for Investor.

Governance Matters

The shareholders agreement provides that:

•

initially the New Metavante board of directors will be comprised of 11 directors, consisting of (i) three directors designated by Investor, (ii) two directors who shall be officers of New Metavante, one of whom shall be the President and Chief Executive Officer and one of whom shall be the Senior Executive Vice President and Chief Operating Officer, (iii) one director who shall be designated by Marshall & Ilsley and shall initially be Dennis J. Kuester and (iv) five additional directors selected by Marshall & Ilsley after consulting with the President and Chief Executive Officer of Metavante and

with the consent of Investor (which shall not be unreasonably withheld or delayed), each of whom shall qualify as independent directors and one of whom shall be a director of Marshall & Ilsley and will be Ted D. Kellner;

•

the Chairman of the Board of New Metavante will be Dennis J. Kuester for a period of one year from the closing and if Dennis J. Kuester is unable to serve during such one-year period, or after such one-year period, Frank R. Martire will, subject to the approval of the board of directors of New Metavante, succeed Dennis J. Kuester as Chairman of the Board of New Metavante;

•

New Metavante will take all actions necessary to provide that the Investor designees are nominated for re-election to the New Metavante board of directors at the 2008 annual meeting of shareholders of New Metavante. The remaining directors will be nominated in accordance with the provisions of the shareholders agreement and the amended and restated by-laws of New Metavante;

•

following the 2008 annual meeting of shareholders of New Metavante, until the earlier of the tenth anniversary of the closing date and the termination of the shareholders agreement, so long as the ownership percentage of Investor, Warburg Pincus Private Equity IX, L.P. and any Investor affiliate (other than any “portfolio company” of Investor) (the “Investor Group”) of New Metavante common stock in the aggregate equals or exceeds the percentages or dollar amounts set forth in the table below, Investor will have the right to designate for nomination to the New Metavante board of directors, the number of individuals set forth opposite the applicable percentage or amount:

Ownership Percentage	Number of Investor Designees
17.5% or greater	three individuals

less than 17.5% but equal to or greater than 7.5%	two individuals

less than 7.5% but the fair market value of New Metavante common stock beneficially owned by the Investor Group equals or exceeds $150 million	one individual
•

until the earlier of (i) the tenth anniversary of the closing date, (ii) the termination of the shareholders agreement and (iii) the date on which the ownership percentage of the Investor Group is less than 7.5% and the fair market value of the New Metavante shares beneficially owned by Investor Group is less than $150 million, the Investor designees will have the right to designate for nomination or appointment to the New Metavante board of directors an individual to replace any Investor designee upon his or her death, resignation, retirement, disqualification or removal (except that, in the case of removal for cause, the removed director cannot be nominated) so long as Investor has the right to designate such a member of the New Metavante board of directors under the ownership percentages described above;

•

until the 2008 annual meeting of shareholders of New Metavante, the Marshall & Ilsley designees will have the right to designate for appointment to the New Metavante board of directors an individual to replace any Marshall & Ilsley designee upon his or her death, resignation, retirement, disqualification or removal (except that, in the case of removal for cause, the removed director cannot be nominated);

•

the New Metavante board of directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have three members, at least one of whom will be an Investor designee;

•	an Investor designee will chair the compensation committee; and

•

all of the members of each of the New Metavante audit committee, compensation committee and nominating committee will be independent under the rules of the New York Stock Exchange and the Exchange Act.

The governance provisions of the shareholders agreement will terminate upon the earlier to occur of the tenth anniversary of the closing date and the date on which the ownership percentage of the Investor Group is less than 7.5% and the fair market value of the total shares of the Investor Group is less than $150 million.

Restrictions on Investor’s Ability to Dispose of New Metavante Stock

The shareholders agreement provides that prior to the first anniversary of the closing date, no member of the Investor Group will, directly or indirectly, transfer or otherwise dispose of any shares of New Metavante common stock, except:

•	to other members of Investor Group who agree in writing to be bound by the terms of the shareholders agreement;

•	in connection with specified change in control transactions with respect to New Metavante;

•	in connection with a bona fide pledge to, or similar arrangement in connection with a bona fide borrowing from, a financial institution; or

•	in any transaction approved by a majority of the directors that are independent directors under the rules of the New York Stock Exchange and who are not Investor designees.

The shareholders agreement provides that following the first anniversary of the closing date and prior to the second anniversary of the closing date, no member of the Investor Group will, directly or indirectly, dispose of any shares of New Metavante common stock, except:

•	if such disposition is permitted under any of the exceptions described above; or

•	if following such disposition, the Investor Group in the aggregate owns at least 17.5% of the combined voting power of New Metavante common stock entitled to vote in the election of directors.

Restrictions on Investor’s Ability to Purchase Additional New Metavante Securities or Otherwise Control New Metavante

The shareholders agreement provides that, unless specifically requested in writing in advance by the New Metavante board of directors, Investor will not:

•

acquire or seek or propose to acquire, any (A) ownership of any of the material assets or businesses of New Metavante or any rights or options to acquire such ownership, or (B) ownership of any securities of New Metavante or any rights or options to acquire such ownership if such ownership would result in Investor’s ownership percentage to exceed 40%;

•	solicit proxies with respect to any matter from holders of any shares of stock of New Metavante or any securities convertible into or exchangeable for or exercisable for the purchase of such stock;

•

initiate, or induce or attempt to induce any other person, entity or group to initiate, any shareholder proposal or tender offer for any securities of New Metavante, any change of control of New Metavante or the convening of a shareholders’ meeting of New Metavante;

•	enter into any discussions, negotiations, arrangements or understandings with any other person with respect to any matter described in the foregoing;

•	take any action with respect to any of the matters described above that requires public disclosure; or

•	request that New Metavante directly or indirectly amend or waive any of the provisions described above.

These provisions do not apply in respect of any action taken by the Investor designees in their capacity as members of the board of directors.

These restrictions terminate on the earliest of (i) the two year anniversary of the closing date, (ii) the date on which any Investor designee is not elected to the board of directors of New Metavante and is not otherwise appointed to the board of directors, and (iii) the date of a change of control of New Metavante. In addition, these restrictions do not apply at any time after (A) the board of directors resolves to pursue a transaction that is contemplated to result in a change of control of New Metavante or (B) the board of directors approves, recommends or accepts a transaction that would result in a change of control proposed by any person other than Investor; provided, however, that these restrictions become operative again once the board of directors (1) resolves not to pursue any such transaction or (2) rejects or announces that it has withdrawn its recommendation of any such transaction.

Registration Rights

The shareholders agreement provides for demand registration rights for Investor that will require New Metavante to, upon the request of Investor, register its shares of New Metavante common stock with the SEC and permit Investor to sell such registered shares of New Metavante common stock to the public, subject to specified conditions and a maximum of four such demand registrations. Furthermore, pursuant to the shareholders agreement, if New Metavante proposes to register any of its securities on a form that may include registerable shares of Investor, Investor will have the right to request that all or any part of its registrable shares be included in the registration, subject to specified conditions.

Supermajority Approval Provisions

Until the second anniversary of the closing date while the transfer restrictions of the shareholders agreement described above are in effect, each of the following actions will require a vote of at least eight of the 11 directors:

•	entering into any merger or reorganization which would result in a transfer of at least 20% of the outstanding shares or assets of New Metavante to another person;

•	acquiring, in a single transaction or a series of related transactions, any business or assets for consideration having a value in excess of $300 million;

•	making or committing to make any capital expenditure or series of related capital expenditures in excess of $300 million;

•	disposing of, in a single transaction or a series of related transactions, any business or any assets for consideration having a value in excess of $100 million; or

•

incurring any indebtedness for borrowed money or issuing any debt securities, or guaranteeing any indebtedness for borrowed money of any other person, if the amount of such incurred or guaranteed indebtedness exceeds $300 million.

Preemptive Rights

Until the Investor Group holds less than 10% of New Metavante, if New Metavante makes an offering of common stock or securities convertible into common stock (other than offerings related to employee benefits plans or in connection with a merger or acquisition), Investor will have the right to acquire from New Metavante for the same price and on the same terms as such securities are proposed to be offered to others, in the aggregate up to the amount of securities required to enable it to maintain its current percentage of ownership.

Termination

The shareholders agreement will terminate upon the earlier of:

•	its termination by the consent of all the parties to the shareholders agreement (with the consent of a majority of the independent directors of New Metavante who are not Investor designees);

•

the date on which Investor Group ceases to hold any shares of registerable securities of New Metavante common stock (except for those provisions that terminate as of a date specified in such provisions, which provisions shall terminate in accordance with the terms thereof); and

•	the dissolution, liquidation or winding up of New Metavante.

Stock Purchase Right Agreement

The investment agreement provides that, at the closing of the transactions, New Metavante and Investor will enter into a stock purchase right agreement, which gives Investor the right to purchase shares of common stock of New Metavante if employee stock options that are outstanding immediately following the New Marshall & Ilsley share distribution are exercised after the New Marshall & Ilsley share distribution. The stock purchase right agreement allows the Investor following the closing of the transactions to maintain its 25% interest in the common stock of New Metavante notwithstanding the exercise of certain employee options outstanding at the time of closing.

Pursuant to the terms of the stock purchase right agreement, the total number of shares that may be purchased by Investor under the agreement will equal one third of the aggregate number of New Metavante common shares that may be issued under specified New Metavante employee options outstanding at the time of closing. Subject to the terms of the stock purchase right agreement, the stock purchase right may generally be exercised quarterly for one-third of the number of New Metavante common shares issued pursuant to such employee options during the preceding quarter, and the number of shares subject to the stock purchase right will be reduced by one-third of the number of shares subject to such employee options that expired unexercised in the preceding quarter. The stock purchase right agreement contains provisions allowing Investor to exercise a portion of the stock purchase right agreement in connection with certain transfers of Investor’s shares.

ANTICIPATED TERMS OF FINANCING

The principal terms of the equity and debt financing are anticipated to be as summarized below.

Equity Financing

New Metavante will receive $625 million in equity financing from Investor pursuant to the investment agreement. Pursuant to an equity commitment letter from Warburg Pincus Private Equity IX, L.P., dated as of April 3, 2007, Warburg Pincus Private Equity IX, L.P. has committed to contribute $625 million to Investor, solely for the purpose of funding Investor’s acquisition of shares of New Metavante Class A common stock in the New Metavante share issuance, as further described under “The Transactions,” beginning on page [•].

The equity financing is subject to the satisfaction or waiver of the conditions to Investor’s obligations set forth in the investment agreement and the substantially contemporaneous funding of the debt financings described below.

Debt Financing

Credit Facility

Pursuant to a commitment letter dated as of May 10, 2007, JPMorgan, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Lehman Brothers Commercial Bank, Lehman Commercial Paper Inc., Lehman Brothers Inc., and Robert W. Baird & Co. Incorporated, and certain of their respective affiliates (the “committed financing parties”) have committed to provide the credit facilities described below.

•	a senior secured term loan facility, which we refer to as the “term loan facility,” in an aggregate principal amount of $1.75 billion (all of which is expected to be borrowed on the closing date); and

•

a senior secured revolving credit facility, which we refer to as the “revolving credit facility,” in an aggregate principal amount of up to $250 million (none of which is expected to be borrowed as of the closing date);

For purposes of this summary description of the proposed financings, the term loan facility and the revolving credit facility are collectively referred to as the “credit facility.”

Conditions Precedent

The availability of the credit facility is subject to various conditions precedent, including, but not limited to:

•	New Metavante shall have received cash proceeds from the issuance to the Investor of its common equity in an amount equal to at least $625 million;

•

the transactions shall be consummated substantially concurrently with or prior to any funding of the credit facility and all material conditions precedent to the consummation or the transactions shall have been satisfied, or waived in a manner not materially adverse to the lenders;

•	since December 31, 2006, there shall not have been any material adverse effect on the business, operations, property or financial condition of Metavante and its subsidiaries taken as a whole; and

•	other specified conditions precedent customary for credit facilities.

The investment agreement provides that, if any portion of the debt financing becomes unavailable, Investor may arrange to obtain alternative financing from alternative sources on terms and subject to conditions reasonably acceptable to Metavante.

Term Loan Facility

Overview

The term loan facility is expected to provide for senior secured term loans in an aggregate principal amount of $1.75 billion. Borrowings under the term loan facility may only be incurred on the closing date. Because the definitive documentation has not yet been completed, however, the terms described below may change.

Maturity; Prepayments

The term loan facility is expected to mature seven years from the closing date. The term loan facility will amortize in nominal quarterly installments until the maturity date. The term loan facility is expected to be subject to mandatory prepayment and reduction out of excess cash flows and proceeds of certain debt issuances, asset sales and other capital events.

Interest

The interest rates applicable to the loans under the term loan facility are expected to be based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (i) an adjusted London inter-bank offered rate (adjusted for maximum reserves), plus an initial borrowing margin or (ii) an alternate base rate plus an initial borrowing margin, in each case subject to adjustment pursuant to a “market flex” provision. The interest rate margins will be subject to a single step down based on the borrower’s meeting a leverage based test to be agreed upon. Overdue amounts will bear additional interest.

Revolving Credit Facility

Overview

The revolving credit facility is expected to provide for senior secured revolving loans up to a maximum aggregate principal amount of $250 million. Proceeds of loans under the revolving credit facility are expected to be used for working capital, capital expenditures and general corporate purposes. A portion of the revolving credit facility in an amount to be determined will be available for letters of credit and swingline loans. Because the definitive documentation has not yet been completed, however, the terms described below may change.

Maturity

The final maturity date of the revolving credit facility is expected to be six years from the closing date.

Interest

The interest rates applicable to the loans under the revolving credit facility are expected to be based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (1) an adjusted London inter-bank offered rate (adjusted for maximum reserves), plus an initial borrowing margin or (2) an alternate base rate plus an initial borrowing margin, in each case subject to a “market flex” provision. The interest rate margins on the revolving credit facility will be subject to stepdowns based on the borrower’s meeting leverage based tests to be agreed upon. Overdue amounts will bear interest at a rate higher than the rate otherwise applicable.

General Provisions

Guarantees; Security

New Metavante and each domestic subsidiary of Metavante are expected to guarantee the borrower’s obligations under the credit facility and certain cash management, interest rate protection or other hedging arrangements. The credit facility and the guarantees thereof are expected to be secured by all of the capital stock of Metavante and of the domestic subsidiaries owned by Metavante or any guarantor, 65% of the voting stock of each first tier foreign subsidiary of Metavante or any guarantor, and substantially all other tangible and intangible assets owned by the borrower and each guarantor, subject to certain exceptions.

Covenants

The credit facility is expected to contain a number of covenants that, among other things, will limit or restrict the ability of the borrower and its subsidiaries to:

•	incur additional indebtedness (including guarantees of other indebtedness and hedging arrangements);

•	pay dividends or make other restricted payments, including redemptions and repurchases of stock;

•	make acquisitions and investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	create or permit liens or sale-leaseback transactions;

•	enter into agreements including negative pledge clauses or restricting dividends or other distributions by subsidiaries to the borrower;

•	change lines of business; and

•	change its fiscal year.

The credit facility is expected to also contain certain affirmative covenants, including maintenance of corporate existence, maintenance of property and insurance, maintenance of credit ratings, compliance with laws, payment of taxes, inspection of books and records, notices of defaults and other material adverse changes, delivery of financial statements and other reporting requirements. There will be one financial covenant, applicable only to the revolving credit facility, and only if there are amounts outstanding under the revolving credit facility, establishing a maximum ratio of net debt (total debt net of unencumbered and unrestricted cash and cash equivalents) to consolidated EBITDA, tested quarterly.

Events of Default

The credit facility is expected to provide for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross defaults to other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interests, material judgments, change in passive holding company status of New Metavante and change of control (to be defined in the definitive documentation for the loan facility).

Incremental Facility

The borrower will be permitted to add one or more incremental term loan facilities or to increase the revolving credit facility (collectively, the “incremental facilities”), up to an aggregate amount of $500 million for all incremental facilities. No lender is committed to provide or participate in any such incremental facility, and the pricing and other terms of any such incremental facility would have to be negotiated with any lender or lenders, if any, willing to provide or participate in such incremental facility. No incremental facility could be entered into if a default or event of default exists or would be created thereby, and any term loan that is part of an incremental facility would have to have a maturity date no earlier than the maturity date for the term loan facility and a weighted average life no shorter than that of the term loan facility.

DESCRIPTION OF MARSHALL & ILSLEY AND NEW MARSHALL & ILSLEY

The following is a description of Marshall & Ilsley’s business (excluding Metavante’s business) prior to the closing of the transactions. The following is also a description of what New Marshall & Ilsley’s business (excluding Metavante’s business) is expected to be after the closing of the transactions.

General

Marshall & Ilsley, incorporated in Wisconsin, is a registered bank holding company under the Bank Holding Company Act of 1956 (the “BHCA”) and is certified as a financial holding company under the Gramm-Leach-Bliley Act. As of March 31, 2007, Marshall & Ilsley had consolidated total assets of approximately $56.5 billion and consolidated total deposits of approximately $32.6 billion, making Marshall & Ilsley the largest bank holding company headquartered in Wisconsin. Without Metavante and the effects of the dividend and repayment of debt, total assets and total deposits of Marshall & Ilsley at March 31, 2007 would have been approximately $55.0 billion and $33.1 billion, respectively.

Marshall & Ilsley’s principal assets are the stock of its bank and nonbank subsidiaries, which, as of March 31, 2007, included five bank and trust subsidiaries and a number of companies engaged in businesses that the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) has determined to be closely-related or incidental to the business of banking. Marshall & Ilsley provides its subsidiaries with financial and managerial assistance in such areas as budgeting, tax planning, auditing, compliance assistance, asset and liability management, investment administration and portfolio planning, business development, advertising and human resources management.

Generally, Marshall & Ilsley organizes its business based on legal entities. Each entity offers a variety of products and services to meet the needs of its customers and the particular market served. Banking operations consists of accepting deposits, making loans and providing other services such as cash management, foreign exchange and correspondent banking to a variety of commercial and retail customers. Marshall & Ilsley’s primary other businesses include Trust Services, Capital Markets Group, Brokerage and Insurance Services, and Commercial Leasing.

Banking Operations

Marshall & Ilsley’s bank subsidiaries provide a full range of banking services to individuals, businesses and governments. These subsidiaries offer retail, institutional, business, international and correspondent banking and investment services through the operation of 193 banking offices in Wisconsin, 47 offices in Arizona, 17 offices in Kansas City and nearby communities, 30 offices along Florida’s west coast and Central Florida, 18 offices in metropolitan Minneapolis/St. Paul and one in Duluth, Minnesota, three offices in Tulsa, Oklahoma, and one office in Las Vegas, Nevada, as well as on the Internet. Marshall & Ilsley’s Southwest Bank subsidiary has 16 offices in the greater St. Louis area. Marshall & Ilsley’s bank subsidiaries hold a significant portion of their mortgage loan and investment portfolios indirectly through their ownership interests in direct and indirect subsidiaries. M&I Bank is Marshall & Ilsley’s largest bank subsidiary, with consolidated assets as of March 31, 2007 of approximately $48.6 billion.

Through its bank and nonbank subsidiaries, Marshall & Ilsley offers a variety of loan products to retail customers, including credit cards, lines of credit, automobile loans and leases, student loans, home equity loans, personal loans, residential mortgage loans and mortgage refinancing. Marshall & Ilsley also offers a variety of loan and leasing products to business, commercial and institutional customers, including business loans, lines of credit, standby letters of credit, credit cards, government-sponsored loans, commercial real estate financing, construction financing, commercial mortgage loans and equipment and machinery leases. In addition, through its Home Lending Solutions division, M&I Bank FSB originates residential mortgage loans and lines of credit as part of its wholesale lending program. M&I Business Credit, LLC provides working capital loans to commercial borrowers secured by accounts receivable, inventory and other marketable assets. M&I Dealer Finance, Inc. provides retail vehicle lease and installment sale financing. M&I Support Services Corp. provides bank operation support for loan and deposit account processing and maintenance, item processing and other banking services.

Marshall & Ilsley’s lending activities involve credit risk. Credit risk is controlled through active asset quality management and the use of lending standards and thorough review of potential borrowers. Marshall & Ilsley evaluates the credit risk of each borrower on an individual basis and, where deemed appropriate, collateral is obtained. Collateral varies by individual loan customer but may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guarantees, and general security agreements. Access to collateral is dependent upon the type of collateral obtained. On an on-going basis, Marshall & Ilsley monitors its collateral and the collateral value related to the loan balance outstanding.

The Marshall & Ilsley bank subsidiaries may use wholesale deposits, which include foreign (Eurodollar) deposits. Wholesale deposits are funds in the form of deposits generated through distribution channels other than Marshall & Ilsley’s own banking branches. These deposits allow Marshall & Ilsley’s bank subsidiaries to gather funds across a geographic base and at pricing levels considered attractive, where the underlying depositor may be retail or institutional. Access to wholesale deposits also provides Marshall & Ilsley with the flexibility to not pursue single service time deposit relationships in markets that have experienced unprofitable pricing levels.

Marshall & Ilsley’s securitization activities are generally limited to basic term or revolving securitization facilities associated with indirect automobile loans. A discussion of Marshall & Ilsley’s securitization activities is contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marshall & Ilsley (Accounting Predecessor to Marshall & Ilsley), and in Note 10 of the Notes to the Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement.

Other Business Operations

Marshall & Ilsley’s other nonbank subsidiaries operate a variety of bank-related businesses, including those providing trust services, capital markets, brokerage and insurance, and commercial leasing.

Trust Services. Marshall & Ilsley Trust Company National Association (“M&I Trust”) provides trust and employee benefit plan services to customers throughout the United States with offices in Wisconsin, Arizona, Minnesota, Florida, Nevada, Missouri, Illinois and Indiana. M&I Investment Management Corp. offers a full range of asset management services to M&I Trust, the Marshall Funds and other individual, business and institutional customers.

Capital Markets. M&I Capital Markets Group L.L.C., M&I Capital Markets Group II, L.L.C. and M&I Ventures L.L.C. provide venture capital, financial advisory and strategic planning services to customers, including assistance in connection with the private placement of securities, raising funds for expansion, leveraged buy-outs, divestitures, mergers and acquisitions and small business investment company transactions.

Brokerage and Insurance. M&I Brokerage Services, Inc., a broker-dealer registered with the National Association of Securities Dealers, Inc. and the SEC, provides brokerage and other investment-related services to a variety of retail and commercial customers. M&I Insurance Services, Inc. provides life, long-term care and disability income insurance products and annuities to retail clients and business owners.

Commercial Leasing. M&I Equipment Finance Company, a subsidiary of M&I Bank, leases a variety of equipment and machinery to large and small businesses.

Other. M&I Community Development Corporation makes investments designed primarily to promote the public welfare in markets and communities served by affiliates and subsidiaries of Marshall & Ilsley.

Risk Management

Managing risk is an essential component of successfully operating a financial services company. Marshall & Ilsley has an enterprise-wide approach to risk governance, measurement, management and reporting risks inherent in its businesses. Risk management practices include key elements such as independent checks and balances, formal authority limits, policies and procedures and portfolio management. Marshall & Ilsley’s internal audit department also evaluates risk management activities. These evaluations include performing internal audits and reporting the results to management and the Audit and Risk Management Committees of the Marshall & Ilsley board , as appropriate.

Marshall & Ilsley has established a number of management committees responsible for assessing and evaluating risks associated with the Company’s businesses including the Credit Policy Committee, Asset Liability Committee (ALCO) and the Enterprise Risk Committee. Marshall & Ilsley has in place a Risk Management Committee of the board of directors for oversight and governance of its risk management function. The Risk Management Committee consists of three non-management directors and has the responsibility of overseeing management’s actions with respect to credit, market, liquidity, fiduciary, operational, compliance, legal and reputation risks as well as Marshall & Ilsley’s overall risk profile. The Chief Risk Officer of the Marshall & Ilsley board is responsible for reporting to this committee.

Operational Risk Management

Operational risk is the risk of loss from human errors, failed or inadequate processes or systems and external events. This risk is inherent in all businesses. Resulting losses could take the form of explicit charges, increased operational costs, harm to Marshall & Ilsley’s reputation or lost opportunities.

Marshall & Ilsley seeks to mitigate operational risk through a system of internal controls to manage this risk at appropriate levels. Primary responsibility for managing internal controls lies with the managers of Marshall & Ilsley’s various business lines. Marshall & Ilsley monitors and assesses the overall effectiveness of its system of internal controls on an ongoing basis. The Enterprise Risk Committee oversees Marshall & Ilsley’s monitoring, management and measurement of operational risk. In addition, Marshall & Ilsley has established several other executive management committees to monitor, measure and report on specific operational risks to the Company, including, business continuity planning, customer information security and compliance. These committees report to the Risk Management Committee of the Marshall & Ilsley board on a regular basis.

Recent Acquisition Activity

On April 1, 2007, Marshall & Ilsley completed its acquisition of United Heritage Bankshares of Florida, Inc. (“United Heritage”). United Heritage Bank, a wholly-owned subsidiary of United Heritage, with $791.3 million in assets as of March 31, 2007, has 13 branches in the metropolitan Orlando area. Total consideration in this transaction amounted to approximately $219.6 million, consisting of 4,410,647 shares of Marshall & Ilsley common stock valued at $204.3 million and the exchange of vested stock options valued at approximately $15.3 million. The current United Heritage Bank branches will become M&I Bank branches in the second quarter of 2007.

On April 20, 2007, Marshall & Ilsley completed the acquisition of North Star Financial Corporation (“North Star”) of Chicago, Illinois. Total consideration in this transaction amounted to $21.0 million, consisting of 441,580 shares of Marshall & Ilsley common stock valued at $47.55 per common share. North Star and its subsidiaries provide a variety of wealth management services through personal and other trusts. In addition, North Star offers a variety of other products and services including land trusts, 1031 exchanges for both real and personal property and ESOP services, including consultative services relating to the transfer of small-business stock ownership. North Star’s businesses will be integrated with Marshall & Ilsley’s Wealth Management unit.

On April 30, 2007, Marshall & Ilsley and Excel Bank Corporation (“Excel”) amended and restated the merger agreement dated February 9, 2007 to provide that Excel shareholders will receive $13.97 in cash for each issued and outstanding share of Excel common stock. Outstanding options to acquire Excel common stock will be converted into options to acquire shares of Marshall & Ilsley common stock. Excel, with $615 million in consolidated assets as of December 31, 2006, has four branches in the greater Minneapolis/St. Paul, Minnesota metropolitan area. The transaction is expected to close in the third quarter of 2007.

Acquisitions Completed in 2006

On April 1, 2006, Marshall & Ilsley completed the acquisition of Gold Banc Corporation, Inc. (“Gold Banc”), a bank holding company headquartered in Leawood, Kansas. Gold Banc offered commercial banking, retail banking, and trust and asset management products and services through various subsidiaries. Gold Banc had consolidated assets of $4.2 billion at the time of the merger. Gold Banc’s largest subsidiary, Gold Bank, a Kansas state-chartered bank, was merged with and into M&I Marshall & Ilsley Bank on April 1, 2006, at which time the 32 Gold Bank branch offices in Florida, Kansas, Missouri and Oklahoma became interstate branch offices of M&I Marshall & Ilsley Bank.

On April 1, 2006, Marshall & Ilsley completed the acquisition of St. Louis-based Trustcorp Financial, Inc. (“Trustcorp”). With the acquisition of Trustcorp, which had consolidated assets of $735.7 million at the time of the merger, Marshall & Ilsley acquired Missouri State Bank and Trust Company, which provided commercial banking services in Missouri through seven bank locations. In July 2006, Missouri State Bank and all of its branches were merged with and into Southwest Bank, Marshall & Ilsley’s St. Louis-based banking affiliate.

On January 3, 2006, Marshall & Ilsley Trust Company National Association completed the acquisition of the trust and asset management assets of FirstTrust Indiana (“FirstTrust”), a division of First Indiana Bank, N.A. The acquired assets included those related to FirstTrust’s provision of asset management, trust administration and estate planning services to high-net-worth individuals and institutional customers.

Marshall & Ilsley continues to evaluate opportunities to acquire banking institutions and other financial service providers and frequently conducts due diligence activities in connection with possible transactions. As a result, Marshall & Ilsley may engage in discussions, and in some cases, negotiations with prospective targets and may make future acquisitions for cash, equity or debt securities. The issuance of additional shares of Marshall & Ilsley common stock would dilute a shareholder’s ownership interest in Marshall & Ilsley. In addition, Marshall & Ilsley’s acquisitions may involve the payment of a premium over book value, and therefore, some dilution of book value may occur with any future acquisition. Generally, it is Marshall & Ilsley’s policy not to comment on such discussions or possible acquisitions until a definitive agreement has been signed. Marshall & Ilsley’s strategy for growth includes strengthening its presence in core markets, expanding into attractive markets and broadening its product offerings.

Principal Sources of Revenue

The table below shows the amount and percentages of Marshall & Ilsley’s total consolidated revenues, excluding Metavante, resulting from interest and fees on loans and leases, fees for wealth management services and interest on investment securities for each of the last three years ($000’s):

	Interest and Fees on Loans and Leases		Fees for Wealth Management Services		Interest on Investment Securities
Years Ended December 31,	Amount	Percent of Total Revenues	Amount	Percent of Total Revenues	Amount	Percent of Total Revenues	Total Revenues
2006	$2,899,207	75.6%	$221,554	5.8%	$339,707	8.9%	$3,835,920
2005	2,002,715	70.0	191,720	6.7	278,664	9.7	2,862,650
2004	1,455,626	64.9	175,119	7.8	258,933	11.5	2,244,265

Competition

Marshall & Ilsley and its subsidiaries face substantial competition from hundreds of competitors in the markets they serve, some of which are larger and have greater resources than Marshall & Ilsley. Marshall & Ilsley’s bank subsidiaries compete for deposits and other sources of funds and for credit relationships with other banks, savings associations, credit unions, finance companies, mutual funds, life insurance companies (and other long-term lenders) and other financial and non-financial companies located both within and outside Marshall & Ilsley’s primary market area, many of which offer products functionally equivalent to bank products. Marshall & Ilsley’s nonbank operations compete with numerous banks, finance companies, data servicing companies, leasing companies, mortgage bankers, brokerage firms, financial advisors, trust companies, mutual funds and investment bankers in Wisconsin and throughout the United States.

Legal Proceedings

Marshall & Ilsley is currently involved in litigation of a routine nature and various legal matters which are being defended and handled in the ordinary course of business, none of which is currently believed by Marshall & Ilsley to be material.

Employees

As of March 31, 2007, Marshall & Ilsley and its subsidiaries employed in the aggregate 14,839 employees of which 5,624 were employed by Metavante. Marshall & Ilsley considers employee relations to be excellent. None of the employees of Marshall & Ilsley or its subsidiaries are represented by a collective bargaining group.

Supervision and Regulation

As a registered bank holding company, Marshall & Ilsley is subject to regulation and examination by the Federal Reserve Board under the BHCA. As of March 31, 2007, Marshall & Ilsley owned a total of five bank and trust subsidiaries, including two Wisconsin state banks, a Missouri state bank, a federal savings bank, and a national banking association. Marshall & Ilsley’s two Wisconsin state bank subsidiaries are subject to regulation and examination by the Wisconsin Department of Financial Institutions, as well as by the Federal Reserve Board. Marshall & Ilsley’s Missouri state bank subsidiary is subject to regulation and examination by the Missouri Department of Economic Development, Division of Finance, and the Federal Reserve Board. Marshall & Ilsley’s federal savings bank subsidiary is subject to regulation and examination by the Office of Thrift Supervision. Marshall & Ilsley’s national bank, through which trust operations are conducted, is subject to regulation and examination by the Office of the Comptroller of the Currency. In addition, all of Marshall & Ilsley’s bank subsidiaries are subject to examination by the Federal Deposit Insurance Corporation (“FDIC”).

Under Federal Reserve Board policy, Marshall & Ilsley is expected to act as a source of financial strength to each of its bank subsidiaries and to commit resources to support each bank subsidiary in circumstances when it might not do so absent such requirements. In addition, there are numerous federal and state laws and regulations which regulate the activities of Marshall & Ilsley and its bank subsidiaries, including requirements and limitations relating to capital and reserve requirements, permissible investments and lines of business, transactions with officers, directors and affiliates, loan limits, consumer protection laws, privacy of financial information, predatory lending, fair lending, mergers and acquisitions, issuances of securities, dividend payments, inter-affiliate liabilities, extensions of credit and branch banking. Information regarding capital requirements for bank holding companies and tables reflecting Marshall & Ilsley’s regulatory capital position at December 31, 2006 can be found in Note 16 of the Notes to the Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/information statement—prospectus.

The federal regulatory agencies have broad power to take prompt corrective action if a depository institution fails to maintain certain capital levels. In addition, a bank holding company’s controlled insured depository institutions are liable for any loss incurred by the FDIC in connection with the default of, or any FDIC-assisted transaction involving, an affiliated insured bank or savings association. Current federal law provides that adequately capitalized and managed bank holding companies from any state may acquire banks and bank holding companies located in any other state, subject to certain conditions. Banks are permitted to create interstate branching networks in states that have not “opted out” of interstate branching. M&I Bank currently maintains interstate branches in Arizona, Florida, Kansas, Minnesota, Missouri and Oklahoma and Southwest Bank of St. Louis, Marshall & Ilsley’s Missouri state bank subsidiary, maintains an interstate branch in Illinois.

The laws and regulations to which Marshall & Ilsley is subject are constantly under review by Congress, regulatory agencies and state legislatures. In 1999, Congress enacted the Gramm-Leach-Bliley Act (the “Act”), which eliminated certain barriers to and restrictions on affiliations between banks and securities firms, insurance companies and other financial services organizations. Among other things, the Act repealed certain Glass-Steagall Act restrictions on affiliations between banks and securities firms, and amended the BHCA to permit bank holding companies that qualify as “financial holding companies” to engage in a broad list of “financial activities,” and any non-financial activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines is “complementary” to a financial activity and poses no substantial risk to the safety and soundness of depository institutions or the financial system. The Act treats various lending, insurance underwriting, insurance company, portfolio investment, financial advisory, securities underwriting, dealing and market-making, and merchant banking activities as financial in nature for this purpose.

Under the Act, a bank holding company may become certified as a financial holding company by filing a notice with the Federal Reserve Board, together with a certification that the bank holding company meets certain criteria, including capital, management, and Community Reinvestment Act requirements. Marshall & Ilsley elected to become certified as a financial holding company on June 18, 2003.

In 2001, Congress enacted the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”). The USA PATRIOT Act is designed to deny terrorists and criminals the ability to obtain access to the United States financial system, and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The USA PATRIOT Act mandates financial services companies to implement additional policies and procedures with respect to, or additional measures designed to address, any or all of the following matters, among others: money laundering, terrorist financing, identifying and reporting suspicious activities and currency transactions, and currency crimes.

The earnings and business of Marshall & Ilsley and its bank subsidiaries also are affected by the general economic and political conditions in the United States and abroad and by the monetary and fiscal policies of various federal agencies. The Federal Reserve Board impacts the competitive conditions under which Marshall & Ilsley operates by determining the cost of funds obtained from money market sources for lending and investing and by exerting influence on interest rates and credit conditions. In addition, legislative and economic factors can be expected to have an ongoing impact on the competitive environment within the financial services industry. The impact of fluctuating economic conditions and federal regulatory policies on the future profitability of Marshall & Ilsley and its subsidiaries cannot be predicted with certainty.

Properties

Marshall & Ilsley and M&I Bank occupy offices on all or portions of 15 floors of a 21-story building located at 770 North Water Street, Milwaukee, Wisconsin. M&I Bank owns the building and its adjacent 10-story parking lot and leases the remaining floors to a professional tenant. In addition, various subsidiaries of Marshall & Ilsley lease commercial office space in downtown Milwaukee office buildings near the 770 North Water Street facility. M&I Bank also owns or leases various branch offices throughout Wisconsin, as well as 116 branch offices among the Phoenix and Tucson, Arizona metropolitan areas, Kansas City and nearby communities, Florida’s west coast and central Florida, Minneapolis/St. Paul and Duluth, Minnesota and Tulsa,

Oklahoma. Southwest Bank of St. Louis owns or leases 16 offices in the St. Louis metropolitan area. M&I Bank of Mayville, a special limited purpose subsidiary of Marshall & Ilsley located in Mayville, Wisconsin, and M&I Bank FSB, a federal savings bank subsidiary of Marshall & Ilsley located in Las Vegas, Nevada with one office in Milwaukee, Wisconsin, occupy modern facilities which are leased.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF

MARSHALL & ILSLEY (ACCOUNTING PREDECESSOR OF NEW MARSHALL & ILSLEY)

The following table sets forth selected historical consolidated financial information for Marshall & Ilsley. Notwithstanding the legal form of the transactions, New Marshall & Ilsley will be considered the divesting entity and treated as the “accounting successor” to Marshall & Ilsley for financial reporting purposes in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spinoffs.” As such, the historical consolidated financial information presented below for Marshall & Ilsley (accounting predecessor to New Marshall & Ilsley) reflects historical consolidated financial information that previously has been filed with the SEC by Marshall & Ilsley. After the transactions occur, New Marshall & Ilsley will report the historical consolidated results of operations (subject to certain adjustments) of New Metavante in discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, this presentation is not permitted until the closing date.

The selected historical consolidated financial information of Marshall & Ilsley is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley)” beginning on page [•], and the consolidated financial statements and notes of Marshall & Ilsley as of December 31, 2006 and 2005 and March 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006. The results of operations information for the years ended December 31, 2006, 2005 and 2004 and the financial condition information as of December 31, 2006 and 2005 is derived from the audited consolidated financial statements of Marshall & Ilsley included elsewhere in this proxy statement/prospectus—information statement. The results of operations information for the years ended December 31, 2003 and 2002 and the financial condition information as of December 31, 2004, 2003 and 2002 are derived from the audited consolidated financial statements of Marshall & Ilsley not included in this proxy statement/prospectus—information statement. The results of operations information for the three-month periods ended March 31, 2007 and 2006 and the financial condition information as of March 31, 2007 and 2006 are derived from the unaudited consolidated financial statements of Marshall & Ilsley included elsewhere in this proxy statement/prospectus—information statement. The unaudited consolidated financial statements of Marshall & Ilsley include, in Marshall & Ilsley’s management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the consolidated results of operations and the consolidated financial position of Marshall & Ilsley for the dates set forth in the table below. You should read the following information in conjunction with the unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley beginning on page [•]. The historical consolidated financial information of Marshall & Ilsley would have been different had New Marshall & Ilsley been operated independently. The historical consolidated financial information of Marshall & Ilsley may not be a reliable indicator of future results of operations of New Marshall & Ilsley. The amounts in the table below are in thousands.

Consolidated Summary of Earnings

($000’s except share data)

	Three Months Ended March 31, (unaudited)				Years Ended December 31,
	2007		2006		2006		2005		2004		2003		2002
Interest and Fee Income:
Loans and leases	$783,153		$590,400		$2,856,043		$1,959,063		$1,432,754		$1,336,288		$1,318,175
Investment securities:
Taxable	77,054		57,868		277,938		214,537		200,107		165,075		198,037
Exempt from federal income taxes	14,861		15,999		61,769		64,127		58,826		57,968		60,637
Trading securities	133		70		614		229		271		258		328
Short-term investments	3,808		3,565		16,136		8,675		2,397		2,559		11,168

Total interest and fee income	879,009		667,902		3,212,500		2,246,631		1,694,355		1,562,148		1,588,345
Interest Expense:
Deposits	290,025		198,779		1,058,713		544,920		276,102		228,216		283,385
Short-term borrowings	54,916		39,335		186,863		106,333		61,256		81,070		150,310
Long-term borrowings	143,758		104,655		476,625		330,144		196,440		163,348		127,343

Total interest expense	488,699		342,769		1,722,201		981,397		533,798		472,634		561,038

Net interest income	390,310		325,133		1,490,299		1,265,234		1,160,557		1,089,514		1,027,307
Provision for loan and lease losses	17,148		10,995		50,551		44,795		37,963		62,993		74,416

Net interest income after provision for loan and lease losses	373,162		314,138		1,439,748		1,220,439		1,122,594		1,026,521		952,891
Other Income:
Data processing services	356,373		342,980		1,382,658		1,185,024		934,128		700,530		640,578
Wealth management	60,706		52,799		221,554		191,720		175,119		148,348		140,736
Net investment securities gains (losses)	1,584		1,130		9,701		45,514		35,336		21,572		(6,275)
Other	88,483		53,963		301,508		294,001		273,347		313,123		286,640

Total other income	507,146		450,872		1,915,421		1,716,259		1,417,930		1,183,573		1,061,679
Other Expense:
Salaries and employee benefits	297,123		277,403		1,210,107		1,074,758		919,431		830,779		779,836
Other	255,844		227,730		949,430		804,286		709,253		654,808		551,370

Total other expense	552,967		505,133		2,159,537		1,879,044		1,628,684		1,485,587		1,331,206

Income before income taxes	327,341		259,877		1,195,632		1,057,654		911,840		724,507		683,364
Provision for income taxes	110,579		86,805		387,794		351,464		305,987		202,060		225,455

Net Income	$216,762		$173,072		$807,838		$706,190		$605,853		$522,447		$457,909

Net income per common share:
Basic	$0.85		$0.74		$3.24		$3.06		$2.72		$2.31		$2.15
Diluted	0.83		0.72		3.17		2.99		2.66		2.28		2.06
Other Significant Data:
Return on Average Shareholders’ Equity	14.05%		14.58%		14.42%		16.21%		17.00%		15.87%		16.32%
Return on Average Assets	1.56		1.50		1.53		1.63		1.63		1.57		1.57
Dividend Payout Ratio	32.53		33.33		33.12		31.10		30.45		30.70		30.34
Average Equity to Average Assets Ratio	11.07		10.29		10.64		10.07		9.59		9.89		9.61
Ratio of Earnings to Fixed Charges
Excluding Interest on Deposits	2.59	x	2.72	x	2.73	x	3.28	x	4.24	x	3.71	x	3.27	x
Including Interest on Deposits	1.66	x	1.74	x	1.68	x	2.05	x	2.64	x	2.46	x	2.17	x

Consolidated Average Balance Sheets

($000’s except share data)

	Three Months Ended March 31, (unaudited)		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Assets:
Cash and due from banks	$1,041,797	$980,078	$1,023,782	$966,078	$835,391	$752,215	$708,256
Investment securities:
Trading securities	41,301	34,177	45,559	26,922	22,297	23,017	15,247
Short-term investments	277,218	315,719	303,631	237,178	171,057	264,254	717,129
Other investment securities:
Taxable	6,153,473	4,979,354	5,687,763	4,847,722	4,672,741	4,038,579	3,325,568
Tax Exempt	1,287,860	1,340,598	1,303,872	1,334,793	1,199,139	1,173,466	1,224,737

Total investment securities	7,759,852	6,669,848	7,340,825	6,446,615	6,065,234	5,499,316	5,282,681
Loans and Leases:
Commercial	12,164,073	9,876,586	11,175,436	8,954,619	7,621,040	6,905,323	6,143,862
Real estate	27,873,052	22,561,642	25,808,422	20,728,918	17,215,467	14,938,082	12,633,208
Personal	1,389,023	1,614,682	1,483,094	1,525,502	1,632,440	1,874,315	1,388,447
Lease financing	680,746	625,668	661,466	567,344	552,551	674,871	862,927

Total loans and leases	42,106,894	34,678,578	39,128,418	31,776,383	27,021,498	24,392,591	21,028,444
Less: Allowance for loan and lease losses	423,702	368,290	406,390	362,886	360,408	347,838	302,664

Net loans and leases	41,683,192	34,310,288	38,722,028	31,413,497	26,661,090	24,044,753	20,725,780
Premises and equipment, net	574,409	495,887	550,514	458,179	448,134	440,492	418,042
Accrued interest and other assets	5,452,287	4,323,961	5,013,949	3,999,172	3,152,745	2,531,245	2,067,891

Total Assets	$56,511,537	$46,780,062	$52,651,098	$43,283,541	$37,162,594	$33,268,021	$29,202,650

Liabilities and Shareholders’ Equity:
Deposits:
Noninterest bearing	$5,319,325	$4,942,011	$5,335,539	$4,942,803	$4,585,628	$4,189,724	$3,509,133
Interest bearing:
Bank issued deposits:
Bank issued interest bearing activity deposits	12,634,363	10,464,298	11,668,328	10,027,250	9,960,645	10,084,996	8,996,778
Bank issued time deposits	8,232,888	5,544,338	7,329,307	4,410,456	3,384,120	3,399,734	3,540,124

Total bank issued deposits	20,867,251	16,008,636	18,997,635	14,437,706	13,344,765	13,484,730	12,536,902
Wholesale deposits	6,371,035	6,528,213	7,255,647	6,720,964	6,057,542	4,311,424	2,596,952

Total interest bearing deposits	27,238,286	22,536,849	26,253,282	21,158,670	19,402,307	17,796,154	15,133,854

Total deposits	32,557,611	27,478,860	31,588,821	26,101,473	23,987,935	21,985,878	18,642,987
Short-term borrowings	4,248,684	3,370,851	3,638,180	2,925,642	2,908,168	3,138,752	4,188,339
Long-term borrowings	11,623,710	9,404,002	10,071,717	8,193,001	5,329,571	3,798,851	2,693,447
Accrued expenses and other liabilities	1,823,058	1,712,169	1,751,474	1,706,111	1,372,677	1,052,713	871,222

Total liabilities	50,253,063	41,965,882	47,050,192	38,926,227	33,598,351	29,976,194	26,395,995
Shareholders’ Equity	6,258,474	4,814,180	5,600,906	4,357,314	3,564,243	3,291,827	2,806,655

Total Liabilities and Shareholders’ Equity	$56,511,537	$46,780,062	$52,651,098	$43,283,541	$37,162,594	$33,268,021	$29,202,650

Other Significant Data:
Book Value Per Share at Year End	$24.90	$20.75	$24.24	$20.27	$17.51	$15.24	$13.71
Average Common Shares Outstanding	256,097,148	235,863,568	249,723,333	231,300,867	223,123,866	226,342,764	212,799,996

Credit Quality Ratios:
Net Loan and Lease Charge-offs to Average Loans and Leases	0.14%	0.07%	0.10%	0.12%	0.11%	0.21%	0.21%
Total Nonperforming Loans and Leases* and OREO to End of Period Loans and Leases and OREO	0.89	0.45	0.70	0.44	0.48	0.74	0.85
Allowance for Loan and Lease Losses to End of Period Loans and Leases	1.00	1.05	1.00	1.06	1.21	1.39	1.42
Allowance for Loan and Lease Losses to Total Nonperforming Loans and Leases*	120	247	157	259	271	202	174

*	Loans and leases nonaccrual, restructured, and past due 90 days or more.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF MARSHALL & ILSLEY (ACCOUNTING PREDECESSOR

TO NEW MARSHALL & ILSLEY)

As noted under “The Transactions—Accounting Treatment” on page [•], notwithstanding the legal form of the transactions, New Marshall & Ilsley will be considered the divesting entity and treated as the “accounting successor” to Marshall & Ilsley and Metavante will be considered the “accounting spinnee” for financial reporting purposes in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spinoffs.” After the transactions occur, New Marshall & Ilsley will report the historical consolidated results of operations (subject to certain adjustments) of New Metavante in discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, this presentation is not permitted until the closing date. The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) appeared in Marshall & Ilsley’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and its Quarterly Report on Form 10-Q for the fiscal quarter and the three months ended March 31, 2007 and it therefore discusses Marshall & Ilsley’s historical financial condition and results of operations, including Metavante’s business, rather than just Marshall & Ilsley’s banking business. It also contains certain statements regarding events that have already occurred but at the time the reports were filed had not yet occurred.

This section should be read in conjunction with the audited consolidated financial statements and the unaudited interim financial statements of Marshall & Ilsley and the related notes included elsewhere in this proxy statement/prospectus—information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) contains forward-looking statements. See “Risk Factors” beginning on page [•] and “Special Note Regarding Forward-Looking Statements” beginning on page [•] for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause results to differ materially from those reflected in such forward-looking statements.

Overview

Three Months Ended March 31, 2007 and 2006

Marshall & Ilsley’s overall strategy is to drive earnings per share growth by: (1) expanding banking operations not only in Wisconsin but also into faster growing regions beyond Wisconsin; (2) increasing the number of financial institutions to which Marshall & Ilsley provides correspondent banking services and products; (3) expanding trust services and other wealth management product and service offerings; and (4) separating Marshall & Ilsley and Metavante into two separate publicly traded companies, as discussed below.

In early April 2007, Marshall & Ilsley announced its plan to separate Marshall & Ilsley and Metavante into two separate publicly traded companies. Marshall & Ilsley believes this transaction will create two well-positioned companies and will provide substantial benefits to the shareholders of both companies by creating additional opportunities to focus on core businesses. Metavante expects to be able to drive earnings per share growth by having access to financial resources to continue to build new products, invest in new technologies, attract and retain employees and acquire additional companies. Marshall & Ilsley’s enhanced capital position is expected to drive earnings per share growth by enabling it to provide resources for continued organic growth, fund strategic initiatives within wealth management and its other business lines and pursue opportunities in new geographic markets. This transaction, which is contingent upon satisfaction of various closing conditions, is expected to close in the fourth quarter of 2007. The closing conditions include approval of Marshall & Ilsley shareholders, who will be asked to vote on the proposed transactions at a special meeting that will be held on a date to be announced, obtaining a favorable ruling from the Internal Revenue Service and other regulatory approvals.

Marshall & Ilsley continues to focus on its key metrics of growing revenues through balance sheet growth, fee-based income growth and strong credit quality. Management believes that Marshall & Ilsley has demonstrated solid fundamental performance in each of these key areas and as a result, the first quarter of 2007 produced strong financial results.

Net income for the first quarter of 2007 amounted to $216.8 million compared to $173.1 million for the same period in the prior year, an increase of $43.7 million, or 25.2%. Diluted earnings per share were $0.83 for the three months ended March 31, 2007 compared to $0.72 for the three months ended March 31, 2006. The return on average assets and average equity was 1.56% and 14.05%, respectively, for the quarter ended March 31, 2007, and 1.50% and 14.58%, respectively, for the quarter ended March 31, 2006.

For the three months ended March 31, 2007, costs associated with the previously discussed Metavante transaction amounted to $1.5 million and are included in a separate line within other expense in the Consolidated Statements of Income. Net income and diluted earnings per share for the three months ended March 31, 2007, excluding the transaction costs, would have been $218.1 million and $0.83 per share, respectively, and the return on average assets and return on average equity would have been 1.56% and 14.13%, respectively. Marshall & Ilsley expects that transaction related costs will significantly increase in future quarters until the transaction is completed.

For the three months ended March 31, 2006, the impact of the mark-to-market adjustments associated with certain interest rate swaps and reported as net derivative losses-discontinued hedges within other income in the Consolidated Statements of Income, resulted in a decrease to net income of $13.7 million and a decrease to diluted earnings per share of $0.06 per share. Management believes the non-cash changes in earnings based on market volatility are not reflective of the core performance trends of Marshall & Ilsley. Excluding the non-cash changes in earnings based on market volatility, for the three months ended March 31, 2006, net income and diluted earnings per share would have been $186.8 million and $0.78 per share respectively, and the return on average assets and return on average equity would have been 1.62% and 15.67%, respectively.

A reconciliation of these non-GAAP operating results to GAAP results is provided later in this section.

Earnings growth for the three months ended March 31, 2007 compared to the three months ended March 31, 2006 was attributable to a number of factors. The increase in net interest income was due to organic loan and bank issued deposit growth and the contribution from the two banking acquisitions that were completed on April 1, 2006. Net charge-offs as a percent of average consolidated loans and leases were slightly below Marshall & Ilsley’s five-year historical average despite the increase in nonperforming loans and leases. Metavante continued to exhibit growth in both revenue and earnings which was attributable, in part, to the impact of its acquisition activities as well as success in retaining and cross-selling products and services to its core customer base. Metavante’s acquisition activities included one acquisition completed in the first quarter of 2007 and one acquisition completed in the third quarter of 2006. Continued growth in assets under management and assets under administration resulted in solid growth in fee income for wealth management. These factors along with continued organic expense management resulted in the reported earnings growth in the three months ended March 31, 2007 compared to the three months ended March 31, 2006.

The transaction to separate Marshall & Ilsley and Metavante into two separate publicly traded companies will significantly affect the financial condition, results of operations and cash flows for both Marshall & Ilsley and Metavante. In connection with the proposed transactions, a Registration Statement on Form S-4 is being filed with the SEC which will provide, among other things, financial information including pro forma financial information for both Metavante and Marshall & Ilsley.

Years Ended December 31, 2006, 2005 and 2004

Marshall & Ilsley’s overall strategy is to drive earnings per share growth by: (1) expanding banking operations not only in Wisconsin but also into faster growing regions beyond Wisconsin; (2) increasing the number of financial institutions to which Marshall & Ilsley provides correspondent banking services and products; (3) growing Metavante’s business through organic growth, cross-sales of technology products and acquisitions; and (4) expanding trust services and other wealth management product and service offerings.

Marshall & Ilsley continues to focus on its key metrics of growing revenues through balance sheet growth, fee-based income growth and strong credit quality. Management believes that Marshall & Ilsley has demonstrated solid fundamental performance in each of these key areas and as a result, the year ended December 31, 2006 produced strong financial results across all of its segments and reporting units.

Net income in 2006 amounted to $807.8 million or $3.17 per diluted share. The return on average assets and return on average equity were 1.53% and 14.42%, respectively. By comparison, net income in 2005 was $706.2 million, diluted earnings per share was $2.99, the return on average assets was 1.63% and the return on average equity was 16.21%. For the year ended December 31, 2004, net income was $605.9 million or $2.66 per diluted share and the returns on average assets and average equity were 1.63% and 17.00%, respectively.

Net income for the year ended December 31, 2006 included the impact of the mark-to-market adjustments associated with certain interest rate swaps. Based on expanded interpretations of the accounting standard for derivatives and hedge accounting, specifically hedge designation under the “matched-terms” method, it was determined that certain transactions did not qualify for hedge accounting. As a result, any fluctuation in the fair value of the interest rate swaps was recorded in earnings with no corresponding offset to the hedged items or accumulated other comprehensive income. The affected interest rate swaps were designed to hedge the change in fair values of Marshall & Ilsley or cash flows of the underlying assets or liabilities and had performed effectively as economic hedges. Applying fair value accounting (versus hedge accounting) resulted in greater earnings volatility, particularly on a linked-quarter basis. The affected interest rate swaps were terminated in 2006 in order to avoid future earnings volatility due to mark-to-market accounting. The impact, which is reported as net derivative losses-discontinued hedges in the consolidated statements of income of Marshall & Ilsley, resulted in a decrease to net income of $12.0 million or $0.05 per diluted share. Management believes these changes in earnings based on market volatility are not reflective of the core performance trends of Marshall & Ilsley.

Excluding the changes in earnings based on market volatility, for the year ended December 31, 2006 net income and diluted earnings per share would have been $819.8 million and $3.22 per share respectively, and the return on average assets and return on average equity would have been 1.56% and 14.58%, respectively. The resulting growth in income and diluted earnings per share in 2006 compared to 2005 would have been $113.6 million or 16.1% and $0.23 per share or 7.7%, respectively.

A reconciliation of these 2006 non-GAAP operating results to GAAP results is provided later in this section.

Earnings growth in 2006 compared to 2005 was attributable to a number of factors. The increase in net interest income was due to strong organic loan and bank issued deposit growth and the contribution from the two banking acquisitions that were completed on April 1, 2006. Net charge-offs continued to be below Marshall & Ilsley’s five-year historical average in 2006. Metavante continued to exhibit growth in both revenue and earnings that was attributable, in part, to new sales, the impact of its acquisition activities and success in retaining and cross-selling products and services to its core customer base. Continued growth in assets under management and assets under administration resulted in solid growth in fee income for wealth management. Although an unpredictable source of earnings, Marshall & Ilsley’s Capital Markets Group investment securities gains were relatively insignificant in 2006 compared to the past two years. These factors, along with continued expense management, all contributed to the consolidated earnings growth in 2006.

With regard to the outlook in 2007 for the Banking segment, management expects modest net interest margin compression of up to a few basis points per quarter to continue. Commercial and industrial loan growth is expected to moderate slightly, and is expected to show low double-digit growth rates. Commercial real estate growth is expected to be in the mid single digit percentage range. Nonperforming loans and leases as a percent of total loans and leases are expected to be in the range of 65 basis points to 75 basis points. Management expects Metavante’s total revenue in 2007 to be in the range of $1.60 billion to $1.64 billion with margins similar to those achieved in 2006.

Management continues to expect that net charge-offs will trend to historical levels and range from 15 basis points to 20 basis points of average loans and leases over time.

Marshall & Ilsley’s actual results for 2007 could differ materially from those expected by management. See “Special Note Regarding Forward-Looking Statements” beginning on page [•] for a discussion of the various risk factors that could cause actual results to differ materially from expected results.

The results of operations and financial condition for the periods presented include the effects of the acquisitions by Metavante as well as the banking-related and wealth management-related acquisitions from the dates of consummation of the acquisitions. All transactions were accounted for using the purchase method of accounting. See Note 5 in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement for a discussion of Marshall & Ilsley’s acquisitions completed in 2006, 2005 and 2004.

Recently Completed Acquisitions

Three Months Ended March 31, 2007 and 2006

The following acquisitions, which are not considered to be material business combinations, were recently completed:

On January 17, 2007, Metavante acquired all of the outstanding stock of Valutec Card Solutions, Inc. (“Valutec”) for $41.0 million in cash. Valutec provides closed-loop, in-store gift and loyalty card solutions for small and medium-sized businesses, including hosted account management, reporting capabilities, plastic card design and production and card program merchandising products.

On April 1, 2007, Marshall & Ilsley completed its acquisition of United Heritage. United Heritage Bank had $791.3 million in assets as of March 31, 2007, and 13 branches in the metropolitan Orlando area. The current United Heritage Bank branches will become M&I Bank branches in the second quarter of 2007.

On April 20, 2007, Marshall & Ilsley completed its acquisition of North Star of Chicago, Illinois. North Star and its subsidiaries provide a variety of wealth management services through personal and other trusts. North Star’s businesses will be integrated with M&I’s Wealth Management unit.

See Note 7—Business Combinations in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement for further discussion of Marshall & Ilsley’s acquisition activities.

Years Ended December 31, 2006, 2005 and 2004

The following acquisitions, which are not considered to be material business combinations, were recently announced:

In February 2007, Marshall & Ilsley announced the signing of a definitive agreement to acquire Minneapolis, Minnesota-based Excel Bank Corporation (“Excel”). Excel, with $615 million in consolidated assets as of December 31, 2006, has four branches in the greater Minneapolis/St. Paul metropolitan area. Under the terms of the definitive agreement, Excel shareholders will receive $9.08 in cash and a fraction of a share of Marshall & Ilsley’s common stock having a value of $4.89 for each share of Excel common stock or a total of $13.97 for each share of Excel common stock. The transaction value is estimated to be approximately $105 million. This transaction is expected to be completed in the third quarter of 2007, subject to the affirmative vote of the holders of a majority of Excel’s outstanding shares, regulatory approvals and other customary closing conditions.

In January 2007, Metavante announced the acquisition of Valutec. Valutec is a provider of closed-loop, in-store gift and loyalty card solutions to small and medium-sized businesses. This acquisition expands Metavante’s ability to offer a wider selection of prepaid gift card options to its merchant customer base and will enable Metavante’s current financial institution customers to offer merchant-branded cards and services to their merchant customers. This acquisition was completed on January 17, 2007. Total cash consideration amounted to $41.0 million.

In January 2007, Marshall & Ilsley announced the signing of a definitive agreement to acquire North Star. North Star and its subsidiaries, with $1.6 billion in assets under administration, provide a variety of wealth management services through personal and other trusts. In addition, North Star offers a variety of other products and services including land trusts, 1031 exchanges for both real and personal property and ESOP services, including consultative services relating to the transfer of small-business stock ownership. Under the terms of the definitive agreement, Marshall & Ilsley has agreed to pay $21 million in Marshall & Ilsley’s common stock for the outstanding common shares of North Star. This transaction is expected to be completed in the second quarter of 2007, subject to regulatory approvals, approval of North Star’s shareholders and other customary closing conditions.

In December 2006, Marshall & Ilsley announced the signing of a definitive agreement to acquire United Heritage Bankshares of Florida, Inc. (“United Heritage”) headquartered in Orlando, Florida. United Heritage, with $751 million in assets as of December 31, 2006, has 13 branches in the metropolitan Orlando area. The current United Heritage Bank branches will become Marshall & Ilsley Bank branches. Under the terms of the definitive agreement, United Heritage shareholders will receive 0.8740 of a share of Marshall & Ilsley common stock for each share of United Heritage common stock. Based on the price of Marshall & Ilsley’s common stock when the agreement was executed, the transaction value is estimated to be approximately $217 million. This transaction is also expected to be completed in the second quarter of 2007, subject to regulatory approvals, the affirmative vote of the holders of a majority of United Heritage’s outstanding shares and other customary closing conditions.

Significant Transactions

Three Months Ended March 31, 2007 and 2006

Some of the more noteworthy transactions and events that occurred in the three months ended March 31, 2007 and 2006 consisted of the following:

First Quarter 2007

As previously discussed, costs associated with the transaction to separate Marshall & Ilsley and Metavante into two separate publicly traded companies amounted to a pre-tax expense of $1.5 million ($ 1.3 million after-tax) for the three months ended March 31, 2007.

During the first quarter of 2007, Marshall & Ilsley realized $8.0 million in pre-tax gains related to Metavante’s investment in Firstsource. See Note 3—Equity Investment in Firstsource Solutions Limited in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement for further discussion of this transaction. Marshall & Ilsley expects that additional gains from Firstsource equity activities could be recognized in future periods.

The impact of the previously discussed gains were in part offset by the loss associated with the call of Marshall & Ilsley’s 7.65% junior subordinated deferrable interest debentures and the related M&I Capital Trust A 7.65% trust preferred securities. The loss amounted to $9.5 million and is included in other expense in the Consolidated Statements of Income.

First Quarter 2006

As previously discussed, Marshall & Ilsley determined during 2006 that certain transactions did not qualify for hedge accounting. The impact of the mark-to-market adjustments associated with certain interest rate swaps and reported as net derivative losses-discontinued hedges in the Consolidated Statements of Income, resulted in a decrease to net income of $13.7 million and a decrease to diluted earnings per share of $0.06 per share for the three months ended March 31, 2006.

Years Ended December 31, 2006, 2005 and 2004

Some of the more significant transactions in 2006, 2005 and 2004 consisted of the following:

During 2006, Metavante completed two acquisitions. Also during 2006, Marshall & Ilsley completed two banking acquisitions and one wealth management acquisition.

On January 1, 2006, Marshall & Ilsley adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which requires that all share-based compensation be expensed. For Marshall & Ilsley, additional expense was reported for its stock option awards and its employee stock purchase plan. In conjunction with the adoption of SFAS 123(R), Marshall & Ilsley elected the Modified Retrospective Application method to implement the new accounting standard. Under that method all prior period consolidated and segment financial information was adjusted based on pro forma amounts previously disclosed.

On January 1, 2006, the Banking segment transferred its external item processing business, including all check-processing client relationships to Metavante. During 2006, Marshall & Ilsley transferred the residential and commercial mortgage banking reporting units to the Banking segment. The segment information contained in Note 24 in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement was adjusted for these transfers.

During 2005, Metavante completed six acquisitions.

During the second and third quarters of 2005, Marshall & Ilsley realized a gain primarily due to the sale of an entity associated with its investment in an independent private equity and venture capital partnership. The gross pre-tax gain amounted to $29.4 million and is reported in net investment securities gains in the Consolidated Statements of Income of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement. On an after-tax basis, and net of related compensation expense, the gain amounted to $16.5 million or $0.07 per diluted share for the twelve months ended December 31, 2005.

During the third quarter of 2005, Marshall & Ilsley realized a gain due to an equity investment that Marshall & Ilsley liquidated in a cash tender offer. The pre-tax gain amounted to $6.6 million and is reported in net investment securities gains in the Consolidated Statements of Income of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement. On an after-tax basis, the gain amounted to $3.9 million or $0.02 per diluted share for the twelve months ended December 31, 2005.

During 2004, Metavante completed six acquisitions and the Banking segment completed one acquisition.

During 2004, net pre-tax gains associated with Marshall & Ilsley’s Capital Markets Group investments amounted to $34.6 million. Approximately $34.1 million of the net gain in 2004 was from a net unrealized gain recognized in the fourth quarter of 2004 due to the net increase in market value of an investment in an independent private equity and venture capital partnership.

The net unrealized gain recognized in the fourth quarter of 2004 was offset by charitable foundation expense which was higher than historical levels and other accrual adjustments that amounted to approximately $6.8 million.

During 2004, Metavante sold its small business 401k Retirement Plan Services operations. In conjunction with an expanded processing relationship, Metavante also sold the direct customer base of Paytrust.com in 2004. These transactions resulted in an aggregate pre-tax loss of approximately $7.1 million.

During 2004, Marshall & Ilsley issued 3.6 million shares of its common stock in a public offering that resulted in net proceeds to Marshall & Ilsley of approximately $149.9 million. Also during 2004, Marshall & Ilsley issued $400 million of equity units (referred to as Common SPACESSM) that resulted in net proceeds to Marshall & Ilsley of approximately $389.2 million. Each Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25.00, a fraction of a share of Marshall & Ilsley’s common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B (also referred to as the STACKSSM) with each share having an initial liquidation value of $1,000. The stock purchase date is expected to be August 15, 2007 but could be deferred for quarterly periods until August 15, 2008. On the stock purchase date, the number of shares of common stock Marshall & Ilsley will issue upon settlement of the stock purchase contracts depends on the applicable market value per share of Marshall & Ilsley’s common stock, which will be determined just prior to the stock purchase date, and other factors. Marshall & Ilsley estimates that it will issue approximately 8.7 million to 10.9 million common shares to settle shares issuable pursuant to the stock purchase contracts. The proceeds from these issuances together with proceeds from the issuance of $600.0 million of senior notes were used for general corporate purposes, including maintaining capital at desired levels and providing long-term financing for the acquisitions completed by Metavante in 2004.

During 2004, Marshall & Ilsley’s Banking segment prepaid and retired certain higher cost long-term debt and terminated some related receive floating/pay fixed interest rate swaps designated as cash flow hedges. The total debt retired amounted to $355.0 million and the charge to earnings amounted to a loss of $6.9 million.

Net Interest Income

Three Months Ended March 31, 2007 and 2006

Net interest income is the difference between interest earned on earning assets and interest owed on interest bearing liabilities. Net interest income represented 43.5% of Marshall & Ilsley’s source of revenues for the three months ended March 31, 2007 compared to 41.9% for the three months ended March 31, 2006.

Net interest income for the first quarter of 2007 amounted to $390.3 million compared to $325.1 million reported for the first quarter of 2006, an increase of $65.2 million or 20.0%. Both acquisition-related and organic loan growth, as well as the growth in bank issued deposits, were the primary contributors to the increase in net interest income. Factors negatively affecting net interest income compared to the prior year included the impact of the financing costs associated with the 2006 banking acquisitions and Metavante’s acquisitions, tightening loan spreads and a general shift in the bank issued deposit mix from lower cost to higher cost deposit products.

Average earning assets in the first quarter of 2007 amounted to $49.9 billion compared to $41.3 billion in the first quarter of 2006, an increase of $8.6 billion or 20.6%. Average loans and leases accounted for $7.4 billion of the growth in average earning assets in the first quarter of 2007 compared to the first quarter of 2006. Average investment securities increased $1.1 billion in the first quarter of 2007 over the prior year first quarter. The growth in average investment securities was primarily due to the banking acquisitions.

Average interest bearing liabilities amounted to $43.1 billion in the first quarter of 2007 compared to $35.3 billion in the first quarter of 2006, an increase of $7.8 billion or 22.1%. Average interest bearing deposits increased $4.7 billion or 20.9% in the first quarter of 2007 compared to the first quarter of 2006. Average total borrowings, primarily long-term borrowings, increased $3.1 billion or 24.2% in the first quarter of 2007 compared to the same period in 2006.

Average noninterest bearing deposits increased $0.4 billion or 7.6% in the three months ended March 31, 2007 compared to the three months ended March 31, 2006.

The growth and composition of Marshall & Ilsley’s quarterly average loan and lease portfolio for the current quarter and previous four quarters are reflected in the following table ($ in millions):

Consolidated Average Loans and Leases

	2007	2006				Growth Pct.
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual	Prior Quarter
Commercial loans and leases
Commercial	$12,164	$11,800	$11,559	$11,441	$9,877	23.2%	3.1%
Commercial real estate
Commercial mortgages	10,936	10,932	10,838	10,746	8,839	23.7	0.0
Construction	3,480	3,346	3,227	2,834	1,742	99.8	4.0

Total commercial real estate	14,416	14,278	14,065	13,580	10,581	36.3	1.0
Commercial lease financing	513	538	529	504	493	4.0	(4.6)

Total commercial loans and leases	27,093	26,616	26,153	25,525	20,951	29.3	1.8

Personal loans and leases
Residential real estate
Residential mortgages	6,382	6,195	5,924	5,621	5,190	23.0	3.0
Construction	2,780	2,649	2,471	2,365	2,085	33.3	4.9

Total residential real estate	9,162	8,844	8,395	7,986	7,275	25.9	3.6

Personal loans
Student	113	78	47	51	99	14.2	45.3
Credit card	245	250	246	237	227	7.9	(1.8)
Home equity loans and lines	4,295	4,387	4,474	4,596	4,706	(8.7)	(2.1)
Other	1,031	1,101	1,143	1,167	1,289	(20.0)	(6.4)

Total personal loans	5,684	5,816	5,910	6,051	6,321	(10.1)	(2.3)

Personal lease financing	168	162	150	136	132	26.8	3.5

Total personal loans and leases	15,014	14,822	14,455	14,173	13,728	9.4	1.3

Total consolidated average loans and leases	$42,107	$41,438	$40,608	$39,698	$34,679	21.4%	1.6%

Total consolidated average loans and leases increased $7.4 billion or 21.4% in the first quarter of 2007 compared to the first quarter of 2006. Excluding the effect of the banking acquisitions, total consolidated average loan and lease organic growth was 9.1% in the first quarter of 2007 compared to the first quarter of 2006. Approximately $3.9 billion of the growth in total consolidated average loans and leases was attributable to the banking acquisitions and $3.5 billion of the growth was organic. Of the $3.9 billion of average growth attributable to the banking acquisitions, $2.8 billion was attributable to average commercial real estate loans, $0.8 billion was attributable to average commercial loans and leases and $0.3 billion was attributable to average residential real estate loans. Of the $3.5 billion of average loan and lease organic growth, $1.5 billion was attributable to average commercial loans and leases, $1.0 billion was attributable to average commercial real estate loans, and $1.6 billion was attributable to residential real estate loans. From a production standpoint, residential real estate loan closings in the first quarter of 2007 were $1.1 billion compared to $1.2 billion in the fourth quarter of 2006 and $1.2 billion in the first quarter of 2006. Average home equity loans and lines declined $0.4 billion in the first quarter of 2007 compared to the first quarter of 2006. Average personal loans and leases decreased $0.2 billion in the first quarter of 2007 compared to the same period in 2006.

Total average commercial loan and lease organic growth continued to be relatively strong in the first quarter of 2007 although Marshall & Ilsley has seen some slowing in certain businesses due to tightening inventory management. Management believes that year over year organic commercial loan growth (as a percentage) will continue its slight moderation and expects organic commercial loan growth will be around 10% in 2007. Marshall & Ilsley continues to experience some slowing in the construction market for both commercial and residential developers, and to some extent throughout the commercial real estate business. Marshall & Ilsley expects organic commercial real estate loan growth in 2007 will be in the mid single digit percentage range.

Home equity loans and lines, which includes Marshall & Ilsley’s wholesale activity, continue to be one of Marshall & Ilsley’s primary consumer loan products. Average home equity loans and lines declined in the first quarter of 2007 compared to the first quarter of 2006. This is consistent with what is occurring in many parts of the country. It is expected that the softer home equity market, combined with Marshall & Ilsley’s continued sales of certain loans at origination will continue to impact balance sheet organic loan growth. Management does not expect this trend to change in the near term.

Marshall & Ilsley sells some of its residential real estate production (residential real estate and home equity loans) in the secondary market. Selected residential real estate loans with rate and term characteristics that are considered desirable are periodically retained in the portfolio. For each of the three months ended March 31, 2007 and 2006, real estate loans sold to investors amounted to $0.6 billion. At March 31, 2007 and 2006, Marshall & Ilsley had approximately $126.6 million and $120.7 million of mortgage loans held for sale, respectively. Gains from the sale of mortgage loans amounted to $8.8 million in the first quarter of 2007 compared to $12.0 million in the first quarter of 2006.

Auto loans securitized and sold in the first quarters of 2007 and 2006 amounted to $0.1 billion and $0.2 billion, respectively. Net gains and losses from the sale and securitization of auto loans were not significant in either the first quarter of 2007 or the first quarter of 2006. Auto loans held for sale amounted to $45.5 million and $38.4 million at March 31, 2007 and March 31, 2006, respectively.

Marshall & Ilsley anticipates that it will continue to divest itself of selected assets through sale or securitization in future periods.

The growth and composition of Marshall & Ilsley’s quarterly average deposits for the current and previous four quarters are as follows ($ in millions):

Consolidated Average Deposits

	2007	2006				Growth Pct.
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Annual	Prior Quarter
Bank issued deposits
Noninterest bearing deposits
Commercial	$3,769	$4,000	$3,948	$3,873	$3,473	8.5%	(5.8)%
Personal	964	951	953	998	943	2.3	1.4
Other	586	575	561	533	526	11.4	2.0

Total noninterest bearing deposits	5,319	5,526	5,462	5,404	4,942	7.6	(3.7)

Interest bearing deposits
Savings and NOW	2,951	2,961	3,081	3,251	2,831	4.2	(0.4)
Money market	8,260	8,128	7,795	7,389	6,599	25.2	1.6
Foreign activity	1,424	1,427	1,151	1,000	1,034	37.7	(0.3)

Total interest bearing deposits	12,635	12,516	12,027	11,640	10,464	20.7	0.9

Time deposits
Other CDs and time deposits	4,832	4,847	4,843	4,769	3,509	37.7	(0.3)
CDs greater than $ 100,000	3,401	3,264	3,137	2,878	2,035	67.1	4.2

Total time deposits	8,233	8,111	7,980	7,647	5,544	48.5	1.5

Total bank issued deposits	26,187	26,153	25,469	24,691	20,950	25.0	0.1

Wholesale deposits
Money market	938	835	795	737	893	5.1	12.3
Brokered CDs	4,332	5,257	5,510	5,382	3,874	11.8	(17.6)
Foreign time	1,101	892	1,147	1,931	1,762	(37.5)	23.4

Total wholesale deposits	6,371	6,984	7,452	8,050	6,529	(2.4)	(8.8)

Total consolidated average deposits	$32,558	$33,137	$32,921	$32,741	$27,479	18.5%	(1.7)%

Average total bank issued deposits increased $5.2 billion or 25.0% in the first quarter of 2007 compared to the first quarter of 2006. Excluding the effect of the banking acquisitions, average total bank issued deposit organic growth was 9.1% in the first quarter of 2007 compared to the first quarter of 2006. Approximately $3.1 billion of the growth in average total bank issued deposits was attributable to the banking acquisitions and $2.1 billion of the growth was organic. Of the $3.1 billion of average growth attributable to the banking acquisitions, $0.4 billion was attributable to average noninterest bearing deposits, $1.0 billion was attributable to average interest bearing deposits and $1.7 billion was attributable to average time deposits. Of the $2.1 billion of average bank issued deposit organic growth, $1.1 billion was attributable to average interest bearing deposits and $1.0 billion was attributable to average time deposits. Average noninterest bearing deposits were relatively unchanged in the first quarter of 2007 compared to the first quarter of 2006.

Noninterest bearing deposit balances tend to exhibit some seasonality with a trend of balances declining somewhat in the early part of the year followed by growth in balances throughout the remainder of the year. A portion of the noninterest balances, especially commercial balances, is sensitive to the interest rate environment. Larger balances tend to be maintained when overall interest rates are low and smaller balances tend to be maintained as overall interest rates increase.

In the current interest environment, Marshall & Ilsley has increasingly been able to competitively price deposit products which has contributed to the growth in average bank issued interest bearing deposits and average bank issued time deposits. In addition, the recent interest rate environment has resulted in a shift in the bank issued deposit mix. In their search for higher yields, both new and existing customers have been migrating their deposit balances to higher cost money market and time deposit products. Management expects this behavior to continue although at a somewhat slower rate based on current interest rate levels.

Wholesale deposits are funds in the form of deposits generated through distribution channels other than Marshall & Ilsley’s own banking branches. Marshall & Ilsley continues to make use of wholesale funding alternatives, especially brokered and institutional certificates of deposit. These deposits allow Marshall & Ilsley’s bank subsidiaries to gather funds across a wider geographic base and at pricing levels considered attractive, where the underlying depositor may be retail or institutional. For the three months ended March 31, 2007, average wholesale deposits decreased $0.2 billion, or 2.4% compared to the three months ended March 31, 2006. Average wholesale deposits for the three months ended March 31, 2007 include $0.6 billion of wholesale deposits that were assumed in the 2006 banking acquisitions.

Total borrowings increased $1.5 billion to $16.0 billion at March 31, 2007, compared to $14.5 billion at December 31, 2006. During the first quarter of 2007, Marshall & Ilsley issued floating rate long term borrowings in the amount of $1.2 billion which are indexed to the one month London Inter-Bank Offered Rate (“LIBOR”) and mature at various times from 2008 through 2013. In addition, a $0.3 billion fixed rate borrowing with an interest rate of 5.15% and a maturity date of 2012 was issued in the first quarter of 2007.

Marshall & Ilsley’s consolidated average interest earning assets and interest bearing liabilities, interest earned and interest paid for the three months ended March 31, 2007 and 2006, are presented in the following tables ($ in millions):

Consolidated Yield and Cost Analysis

	Three Months Ended March 31, 2007			Three Months Ended March 31, 2006
	Average Balance	Interest	Average Yield or Cost (b)	Average Balance	Interest	Average Yield or Cost (b)
Loans and leases: (a)
Commercial loans and leases	$12,677.0	$238.1	7.62%	$10,369.9	$176.8	6.91%
Commercial real estate loans	14,416.4	270.1	7.60	10,580.4	181.1	6.94
Residential real estate loans	9,161.7	165.4	7.32	7,275.3	122.8	6.85
Home equity loans and lines	4,295.0	79.9	7.55	4,705.9	81.0	6.98
Personal loans and leases	1,556.8	30.0	7.83	1,747.0	29.2	6.77

Total loans and leases	42,106.9	783.5	7.55	34,678.5	590.9	6.91

Investment securities (b):
Taxable	6,153.5	77.1	5.03	4,979.4	57.9	4.64
Tax Exempt (a)	1,287.8	21.5	6.86	1,340.6	23.4	7.20

Total investment securities	7,441.3	98.6	5.34	6,320.0	81.3	5.17
Trading securities (a)	41.3	0.2	1.38	34.2	0.1	0.87
Other short-term investments	277.2	3.8	5.57	315.7	3.5	4.58

Total interest earning assets	$49,866.7	$886.1	7.20%	$41,348.4	$675.8	6.62%

Interest bearing deposits:
Bank issued deposits:
Bank issued interest bearing activity deposits	$12,634.4	$111.6	3.58%	$10,464.3	$74.7	2.89%
Bank issued time deposits	8,232.9	98.3	4.84	5,544.3	53.3	3.90

Total bank issued deposits	20,867.3	209.9	4.08	16,008.6	128.0	3.24
Wholesale deposits	6,371.0	80.1	5.10	6,528.2	70.8	4.40

Total interest bearing deposits	27,238.3	290.0	4.32	22,536.8	198.8	3.58
Short-term borrowings	4,248.7	54.9	5.24	3,370.9	39.3	4.73
Long-term borrowings	11,623.7	143.8	5.02	9,404.0	104.7	4.51

Total interest bearing liabilities	$43,110.7	$488.7	4.60%	$35,311.7	$342.8	3.94%

Net interest margin (FTE)		$397.4	3.23%		$333.0	3.26%

Net interest spread (FTE)			2.60%			2.68%

(a)	Fully taxable equivalent (“FTE”) basis, assuming a Federal income tax rate of 35%, and excluding disallowed interest expense.
(b)	Based on average balances excluding fair value adjustments for available for sale securities.

The net interest margin FTE decreased 3 basis points from 3.26% in the first quarter of 2006 to 3.23% in the first quarter of 2007. Compared to the fourth quarter of 2006, the net interest margin FTE decreased 2 basis points from 3.25% in the fourth quarter of 2006 to 3.23% in the first quarter of 2007.

Net interest income and the net interest margin percentage can vary and continue to be influenced by loan and deposit growth, product spreads, pricing competition in Marshall & Ilsley’s markets, prepayment activity, future interest rate changes and various other factors. Similar to the general trends being experienced throughout the industry, Marshall & Ilsley continues to be challenged by narrowing loan spreads, a flat yield curve, loan growth that may exceed Marshall & Ilsley’s ability to generate appropriately priced deposits and the shift in the bank issued deposit mix by new and existing depositors into higher yielding products. Management expects these trends to continue and expects that there will be downward pressure, particularly during periods of increasing nonperforming loans and leases, on the net interest margin FTE for the remainder of 2007.

Years Ended December 31, 2006, 2005 and 2004

Net interest income, which is the difference between interest earned on earning assets and interest owed on interest bearing liabilities, represented approximately 43.8% of Marshall & Ilsley’s source of revenues in 2006.

Net interest income in 2006 amounted to $1,490.3 million compared with net interest income of $1,265.2 million in 2005, an increase of $225.1 million or 17.8%. Both acquisition-related and organic loan growth, as well as the growth in noninterest bearing and other bank issued deposits, were the primary contributors to the increase in net interest income. Factors negatively affecting net interest income compared to the prior year included the impact of the financing costs associated with acquisitions by the Banking segment and Metavante in 2006, common stock buybacks and a general shift in the bank issued deposit mix from lower cost to higher cost deposit products in response to increasing interest rates.

Average earning assets in 2006 amounted to $46.5 billion compared to $38.2 billion in 2005, an increase of $8.3 billion or 21.6%. Increases in average loans and leases accounted for 89.2% of the growth in average earning assets.

Average interest bearing liabilities increased $7.7 billion or 23.8% in 2006 compared to 2005. Approximately $5.1 billion or 66.3% of the growth in average interest bearing liabilities was attributable to interest bearing deposits and $1.9 billion or 24.4% of the growth in average interest bearing liabilities was attributable to long term borrowings.

Average noninterest bearing deposits increased $0.4 billion or 7.9% in 2006 compared to the prior year.

Net interest income in 2005 amounted to $1,265.2 million compared with net interest income of $1,160.6 million in 2004, an increase of $104.6 million or 9.0%. Loan growth and the growth in noninterest bearing and other bank-issued deposits were the primary contributors to the increase in net interest income. Net interest income in 2005 was negatively affected by lower loan spreads and the interest expense associated with debt issued in the third quarter of 2004 to fund Metavante’s acquisitions.

Average earning assets in 2005 amounted to $38.2 billion compared to $33.1 billion in 2004, an increase of $5.1 billion or 15.5%. Increases in average loans and leases accounted for 92.6% of the growth in average earning assets.

Average interest bearing liabilities increased $4.6 billion or 16.8% in 2005 compared to 2004. Approximately $1.8 billion or 37.9% of the growth in average interest bearing liabilities was attributable to interest bearing deposits and the remainder of the growth in average interest bearing liabilities was attributable to long term borrowings.

Average noninterest bearing deposits increased $0.4 billion or 7.8% in 2005 compared to 2004.

The growth and composition of Marshall & Ilsley’s average loan and lease portfolio for the current year and prior two years are reflected in the following table ($ in millions):

				Percent Growth
	2006	2005	2004	2006 vs 2005	2005 vs 2004
Commercial:
Commercial	$11,175.4	$8,954.6	$7,621.0	24.8%	17.5%
Commercial real estate:
Commercial mortgages	10,345.6	8,575.8	7,658.2	20.6	12.0
Construction	2,793.0	1,412.8	1,097.4	97.7	28.7

Total commercial real estate	13,138.6	9,988.6	8,755.6	31.5	14.1
Commercial lease financing	516.2	439.4	397.0	17.5	10.7

Total commercial	24,830.2	19,382.6	16,773.6	28.1	15.6

Personal:
Residential real estate:
Residential mortgages	5,735.9	4,239.5	2,855.3	35.3	48.5
Construction	2,394.3	1,513.0	839.8	58.2	80.2

Total residential real estate	8,130.2	5,752.5	3,695.1	41.3	55.7
Consumer loans:
Student	68.6	79.4	87.2	(13.6)	(8.9)
Credit card	239.9	223.6	224.0	7.3	0.2
Home equity loans and lines	4,539.6	4,987.9	4,764.8	(9.0)	4.7
Other	1,174.6	1,222.5	1,321.3	(3.9)	(7.5)

Total consumer loans	6,022.7	6,513.4	6,397.3	(7.5)	1.8
Personal lease financing	145.3	127.9	155.5	13.6	17.7

Total personal	14,298.2	12,393.8	10,247.9	15.4	20.9

Total consolidated average loans and leases	$39,128.4	$31,776.4	$27,021.5	23.1%	17.6%

Average loans and leases increased $7.4 billion or 23.1% in 2006 compared to 2005. Excluding the effect of the Banking acquisitions, total consolidated average loan and lease organic growth was 12.7% in 2006 compared to 2005. Approximately $2.9 billion of the growth in total consolidated average loans and leases was attributable to the banking acquisitions and $4.5 billion of the growth was organic. Of the $2.9 billion of average growth attributable to the banking acquisitions, $2.1 billion was attributable to average commercial real estate loans, $0.6 billion was attributable to average commercial loans and leases and the remainder was primarily attributable to average residential real estate loans. Of the $4.5 billion of average loan and lease organic growth, $1.7 billion was attributable to average commercial loans and leases, $1.1 billion was attributable to average commercial real estate loans, and $2.2 billion was attributable to residential real estate loans. Average home equity loans and lines decreased $0.4 billion in 2006 compared to 2005.

Management attributes the strong loan growth in 2006 to the strength of the local economies in the markets Marshall & Ilsley serves, new business and continued customer satisfaction. Management expects that organic commercial loan growth (as a percentage) will moderate slightly from 2006 growth levels and will reach the low double digits in 2007. The basis for this expectation includes continued success in attracting new customers in all of Marshall & Ilsley’s markets and continued modest economic growth in the primary markets that Marshall & Ilsley serves. Recently Marshall & Ilsley has experienced some declines in the construction market for both commercial and residential developers, and to some extent throughout the commercial real estate business. Based on recent trends, management expects mid single digit growth in 2007 for commercial real estate loans.

Home equity loans and lines, which include Marshall & Ilsley’s wholesale activity, continue to be the primary consumer loan products. Average home equity loans and lines declined $0.4 billion or 9.0% in 2006 compared to 2005. This trend is consistent with what is occurring in many parts of the country. The softer home equity market, combined with Marshall & Ilsley’s continued sales of certain loans at origination, which is partly in response to Marshall & Ilsley’s demand for home equity products with higher loan-to-value characteristics, will continue to affect balance sheet organic loan growth. Management does not expect this trend to change in the near term.

Marshall & Ilsley sells some of its residential real estate loan production (residential real estate and home equity loans) in the secondary market. Selected residential real estate loans with rate and term characteristics that are considered desirable are periodically retained in the portfolio. Residential real estate loans originated and sold to the secondary market amounted to $2.3 billion in 2006 compared to $2.4 billion in 2005. At December 31, 2006, residential mortgage loans held for sale amounted to $139.3 million. Gains from the sale of mortgage loans amounted to $47.3 million in 2006 compared to $47.1 million in 2005.

Auto loans securitized and sold amounted to $0.5 billion in each of 2006 and 2005. Net losses from the sale and securitization of auto loans, including write-downs of auto loans held for sale, amounted to $0.1 million in 2006 compared to $2.0 million in 2005. See Note 10 in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement for further discussion of Marshall & Ilsley’s securitization activities. At December 31, 2006, auto loans held for sale amounted to $83.4 million.

Marshall & Ilsley anticipates that it will continue to divest of selected assets through sale or securitization in future periods.

Average loans and leases increased $4.8 billion or 17.6% in 2005 compared to 2004. Total average commercial loan and lease growth amounted to $2.6 billion. Total average commercial loan growth in 2005 compared to 2004 consisted of average commercial real estate and commercial real estate construction loan growth which contributed $1.2 billion and average commercial loan growth which contributed $1.4 billion. Total average personal loan growth amounted to $2.2 billion in 2005 compared to 2004. This growth was driven primarily by growth in residential real estate loans that consist primarily of traditional three and five year ARMs (adjustable rate mortgages), balloon mortgage loans and construction loans. Total average residential real estate loans grew by $2.1 billion in 2005 compared to 2004. Average home equity loans and lines increased $0.2 billion in 2005 compared to 2004.

Home equity loans and lines, which include Marshall & Ilsley’s wholesale activity, continue to be the primary consumer loan products. Home equity loan and line production in 2005 continued to be strong. The rate of growth in home equity loans and lines in 2005 compared to 2004 was affected by the amount of loans sold at origination and increased prepayment activity on Marshall & Ilsley’s wholesale home equity products. The proportion of loans sold at origination significantly increased in 2005 compared to 2004 in response to the increased demand for home equity products with higher loan-to-value characteristics.

Marshall & Ilsley sells some of its residential real estate loan production (residential real estate and home equity loans) in the secondary market. Selected residential real estate loans with rate and term characteristics that are considered desirable are periodically retained in the portfolio. Residential real estate loans originated and sold to the secondary market amounted to $2.4 billion in 2005 compared to $1.6 billion in 2004. At December 31, 2005, mortgage loans held for sale amounted to $198.7 million. Gains from the sale of mortgage loans amounted to $47.1 million in 2005 compared to $28.9 million in 2004.

Auto loans securitized and sold amounted to $0.5 billion in each of 2005 and 2004. Net losses from the sale and securitization of auto loans, including write-downs of auto loans held for sale, amounted to $2.0 million in 2005 compared to $3.4 million in 2004. The losses incurred were primarily due to lower loan interest rate spreads associated with new auto loan production in a rising interest rate environment. At December 31, 2005, auto loans held for sale amounted to $79.1 million.

The growth and composition of Marshall & Ilsley’s consolidated average deposits for the current year and prior two years are reflected below ($ in millions):

				Percent Growth
	2006	2005	2004	2006 vs 2005	2005 vs 2004
Bank issued deposits:
Noninterest bearing:
Commercial	$3,825.3	$3,480.6	$3,210.5	9.9%	8.4%
Personal	961.3	940.8	897.1	2.2	4.9
Other	548.9	521.4	478.0	5.3	9.1

Total noninterest bearing	5,335.5	4,942.8	4,585.6	7.9	7.8
Interest bearing:
Activity accounts:
Savings and NOW	3,031.5	3,096.2	3,388.4	(2.1)	(8.6)
Money market	7,482.5	5,980.1	5,675.6	25.1	5.4
Foreign activity	1,154.3	951.0	896.7	21.4	6.1

Total activity accounts	11,668.3	10,027.3	9,960.7	16.4	0.7
Time deposits:
Other CDs and time	4,496.8	3,048.1	2,632.7	47.5	15.8
CDs $100,000 and over	2,832.5	1,362.3	751.4	107.9	81.3

Total time deposits	7,329.3	4,410.4	3,384.1	66.2	30.3

Total interest bearing	18,997.6	14,437.7	13,344.8	31.6	8.2

Total bank issued deposits	24,333.1	19,380.5	17,930.4	25.6	8.1
Wholesale deposits:
Money market	814.7	1,073.1	499.8	(24.1)	114.7
Brokered CDs	5,011.1	4,641.1	4,582.8	8.0	1.3
Foreign time	1,429.9	1,006.8	974.9	42.0	3.3

Total wholesale deposits	7,255.7	6,721.0	6,057.5	8.0	11.0

Total consolidated average deposits	$31,588.8	$26,101.5	$23,987.9	21.0%	8.8%

Average total bank issued deposits increased $4.9 billion or 25.6% in 2006 compared to 2005. Excluding the effect of the banking acquisitions, average total bank issued deposit organic growth was 9.6% in 2006 compared to 2005. Approximately $2.3 billion of the growth in average total bank issued deposits was attributable to the banking acquisitions and $2.6 billion of the growth was organic. Of the $2.3 billion of average growth attributable to the banking acquisitions, $0.3 billion was attributable to average noninterest bearing deposits, $0.7 billion was attributable to average interest bearing activity deposits and $1.3 billion was attributable to average time deposits. Of the $2.6 billion of average bank issued deposit organic growth, $0.1 billion was attributable to average noninterest bearing deposits, $0.9 billion was attributable to average interest bearing activity deposits and $1.6 billion was attributable to average time deposits.

Noninterest deposit balances tend to exhibit some seasonality with a trend of balances declining somewhat in the early part of the year followed by growth in balances throughout the remainder of the year. A portion of the noninterest balances, especially commercial balances, is sensitive to the interest rate environment. Larger balances tend to be maintained when overall interest rates are low and smaller balances tend to be maintained as overall interest rates increase. As interest rates have risen, Marshall & Ilsley has increasingly been able to competitively price deposit products which has contributed to the growth in average interest bearing bank issued deposits and average bank issued time deposits. The interest rate environment in 2006 resulted in a shift in the bank issued deposit mix. In their search for higher yields, both new and existing customers have been migrating their deposit balances to higher cost money market and time deposit products. However, new customer balances have resulted in less reliance on wholesale funding sources in 2006. Management expects these trends to continue.

In commercial banking, the focus remains on developing deeper relationships by capitalizing on cross-sale opportunities. Incentive plans based on the sale of treasury management products and services are focused on growing deposits. The retail banking strategy continues to focus on aggressively selling the right products to meet the needs of customers and enhance Marshall & Ilsley’s profitability.

Wholesale deposits are funds in the form of deposits generated through distribution channels other than Marshall & Ilsley’s own banking branches. Marshall & Ilsley continues to make use of wholesale funding alternatives. These deposits allow Marshall & Ilsley’s bank subsidiaries to gather funds across a wider geographic base and at pricing levels considered attractive, where the underlying depositor may be retail or institutional. Average wholesale deposits increased $0.5 billion in 2006 compared to 2005. Average wholesale deposits in 2006 include $0.4 billion of average wholesale deposits that were assumed in the 2006 banking acquisitions.

Average total bank issued deposits increased $1.5 billion or 8.1% in 2005 compared with 2004. Average noninterest bearing deposits increased $0.4 billion and average interest bearing deposits increased $1.1 billion. Average time deposits exhibited the greatest growth in bank issued interest bearing deposits in 2005 compared to 2004. Average money market accounts grew $0.3 billion in 2005 compared to 2004. This growth was offset in part by a decline in savings and NOW accounts compared to the prior year.

Average wholesale deposits increased $0.7 billion in 2005 compared to 2004.

During 2006, Marshall & Ilsley’s lead bank, M&I Bank issued $250.0 million of fixed rate senior notes. In addition, M&I Bank issued $900.0 million of floating rate senior notes during 2006. New Federal Home Loan Bank (“FHLB”) advances in 2006 consisted of $550.0 million of fixed rate advances and $500.0 million of floating rate advances. In December 2006, $1.0 billion of existing senior bank notes (puttable reset securities) were remarketed. During 2006 Marshall & Ilsley issued $250.0 million of senior notes. The interest rates used to determine interest on floating rate senior notes and floating rate FHLB advances are indexed to LIBOR. During 2006, $198.4 million of Marshall & Ilsley’s fixed rate Series E notes and $727.0 million of FHLB advances matured. At December 31, 2006 long-term borrowings assumed by Marshall & Ilsley in the banking acquisitions consisted of $30.0 million of subordinated debt and $99.0 million of subordinated debt associated with four separate issuances of trust preferred securities.

During 2005, M&I Bank issued $1,150.0 million of fixed rate senior notes with a weighted average interest rate of 4.21%. In addition, M&I Bank issued $1,225.0 million of floating rate senior notes and issued $350.0 million of fixed rate subordinated notes at an interest rate of 4.85%. New FHLB floating rate advances in 2005 amounted to $550.0 million. In December 2005, $1.0 billion of existing senior bank notes (puttable reset securities) were remarketed. The interest rates used to determine interest on floating rate senior notes and floating rate FHLB advances are indexed to LIBOR. During 2005, $100.5 million of Marshall & Ilsley’s Series E notes with a weighted average interest rate of 1.75% and $450.0 million of M&I Bank’s FHLB advances with a weighted average interest rate of 1.90% matured.

During 2004, M&I Bank prepaid $300.0 million of floating rate FHLB advances and terminated receive floating / pay fixed interest rate swaps designated as cash flow hedges against the FHLB advances. The termination of the interest rate swaps resulted in a charge to earnings of $2.0 million. Also during 2004, a fixed rate advance from the FHLB aggregating $55.0 million with an annual coupon interest rate of 5.06% was prepaid and retired resulting in a charge to earnings of $4.9 million. The charge to earnings resulting from these transactions is reported in other expense in the Consolidated Statements of Income of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement.

The net interest margin on a FTE as a percent of average earning assets was 3.27% in 2006 compared to 3.40% in 2005, a decrease of 13 basis points. The yield on average earning assets was 6.97% in 2006 compared to 5.97% in 2005, an increase of 100 basis points. The cost of interest bearing liabilities was 4.31% in 2006 compared to 3.04% in 2005, an increase of 127 basis points.

The net interest margin FTE as a percent of average earning assets was 3.40% in 2005 compared to 3.61% in 2004, a decrease of 21 basis points. Marshall & Ilsley estimates that the additional interest expense associated with the $1.0 billion of debt issued in late July 2004 to finance Metavante’s 2004 acquisitions lowered the net interest margin FTE by approximately 11 basis points in 2005. Unlike a bank acquisition or loan growth, where the primary source of revenue is interest income, the revenue impact of Metavante’s acquisitions is reported in other income and is not a component of the net interest margin statistic. The yield on average earning assets was 5.97% in 2005 compared to 5.23% in 2004, an increase of 74 basis points. The cost of interest bearing liabilities was 3.04% in 2005 compared to 1.93% in 2004, an increase of 111 basis points.

Like the industry in general, there were many factors that presented a challenge to the net interest margin in 2006. Some of these factors included tightening loan spreads, the movement of new and existing deposits into higher yielding products, loan growth that exceeded Marshall & Ilsley’s ability to generate lower cost deposits and an interest rate environment characterized by an inverted yield curve. Management continues to believe that slight margin contraction is more likely than margin expansion. As a result, the net interest margin FTE as a percent of average earning assets could continue to have modest downward pressure, a few basis points per quarter, in the near term. Net interest income and the net interest margin percentage can vary and continue to be influenced by loan and deposit growth, product spreads, pricing competition in Marshall & Ilsley’s markets, prepayment activity, future interest rate changes and various other factors.

Average Balance Sheets and Analysis of Net Interest Income

Marshall & Ilsley’s consolidated average balance sheets, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are presented in the following table ($000’s):

	2006			2005			2004
	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)
Loans and leases (1)(2)	$39,128,418	$2,857,956	7.30%	$31,776,383	$1,961,504	6.17%	$27,021,498	$1,435,390	5.31%
Investment securities:
Taxable	5,687,763	277,938	4.80	4,847,722	214,537	4.41	4,672,741	200,107	4.30
Tax-exempt (1)	1,303,872	89,865	6.97	1,334,793	95,001	7.26	1,199,139	88,425	7.53
Federal funds sold and security resale agreements	227,082	11,546	5.08	153,701	5,347	3.48	53,675	857	1.60
Trading securities (1)	45,559	659	1.45	26,922	240	0.89	22,297	281	1.26
Other short-term investments	76,549	4,590	6.00	83,477	3,328	3.99	117,382	1,540	1.31

Total interest earning assets	46,469,243	3,242,554	6.97%	38,222,998	2,279,957	5.97%	33,086,732	1,726,600	5.23%
Cash and due from banks	1,023,782			966,078			835,391
Premises and equipment, net	550,514			458,179			448,134
Other assets	5,013,949			3,999,172			3,152,745
Allowance for loan and lease losses	(406,390)			(362,886)			(360,408)

Total assets	$52,651,098			$43,283,541			$37,162,594

Interest bearing deposits:
Bank issued deposits:
Bank issued interest bearing activity deposits	$11,668,328	$386,449	3.31%	$10,027,250	$192,441	1.92%	$9,960,645	$77,621	0.78%
Bank issued time deposits	7,329,307	322,280	4.40	4,410,456	141,530	3.21	3,384,120	82,938	2.45

Total bank issued deposits	18,997,635	708,729	3.73	14,437,706	333,971	2.31	13,344,765	160,559	1.20
Wholesale deposits	7,255,647	349,984	4.82	6,720,964	210,949	3.14	6,057,542	115,543	1.91

Total interest bearing deposits	26,253,282	1,058,713	4.03	21,158,670	544,920	2.58	17,403,307	276,102	1.42
Short-term borrowings	3,638,180	186,863	5.14	2,925,642	106,333	3.63	2,908,168	61,256	2.11
Long-term borrowings	10,071,717	476,625	4.73	8,193,001	330,144	4.03	5,329,571	196,440	3.69

Total interest bearing liabilities	39,963,179	1,722,201	4.31%	32,277,313	981,397	3.04%	27,640,046	523,798	1.93%
Noninterest bearing deposits	5,335,539			4,942,803			4,585,628
Other liabilities	1,751,474			1,706,111			1,372,677
Shareholders’ equity	5,600,906			4,357,314			3,564,243

Total liabilities and shareholders’ equity	$52,651,098			$43,283,541			$37,162,594

Net interest income		$1,520,353			$1,298,560			$1,192,802

Net yield on interest earning assets			3.27%			3.40%			3.61%

Notes:
(1)	FTE, assuming a Federal income tax rate of 35% for all years presented, and excluding disallowed interest expense.
(2)	Loans and leases on nonaccrual status have been included in the computation of average balances.
(3)	Based on average balances excluding fair value adjustments for available for sale securities.

Analysis of Changes in Interest Income and Interest Expense

The effects on interest income and interest expense due to volume and rate changes in 2006 and 2005 are outlined in the following table. Changes not due solely to either volume or rate are allocated to rate ($ in thousands):

	2006 versus 2005			2005 versus 2004
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in
	Average Volume (2)	Average Rate	Increase (Decrease)	Average Volume (2)	Average Rate	Increase (Decrease)
Interest on earning assets:
Loans and leases (1)	$453,621	$442,831	$896,452	$252,484	$273,630	$526,114
Investment securities:
Taxable	40,564	22,837	63,401	9,203	5,227	14,430
Tax-exempt (1)	(1,427)	(3,709)	(5,136)	10,124	(3,548)	6,576
Federal funds sold and security resale agreements	2,554	3,645	6,199	1,600	2,890	4,490
Trading securities (1)	166	253	419	58	(99)	(41)
Other short-term investments	(276)	1,538	1,262	(444)	2,232	1,788
Total interest income change	$497,735	$464,862	$962,597	$270,606	$282,751	$553,357
Expense on interest bearing liabilities:
Interest bearing deposits:
Bank issued deposits:
Bank issued interest bearing activity deposits	$31,509	$162,499	$194,008	$520	$114,300	$114,820
Bank issued time deposits	93,695	87,055	180,750	25,145	33,447	58,592
Total bank issued deposits	105,334	269,424	374,758	13,115	160,297	173,412
Wholesale deposits	16,789	122,246	139,035	12,671	82,735	95,406
Total interest bearing deposits	131,441	382,352	513,793	24,940	243,878	268,818
Short-term borrowings	25,865	54,665	80,530	369	44,708	45,077
Long-term borrowings	75,712	70,769	146,481	105,661	28,043	133,704
Total interest expense change	$233,650	$507,154	$740,804	$89,499	$358,100	$447,599

Notes:

(1)	FTE, assuming a Federal income tax rate of 35% for all years presented, and excluding disallowed interest expense.
(2)	Based on average balances excluding fair value adjustments for available for sale securities.

Summary of Loan and Lease Loss Experience and Credit Quality

Three Months Ended March 31, 2007 and 2006

The following tables present comparative consolidated credit quality information as of March 31, 2007 and the prior four quarters:

Nonperforming Assets

($000’s)

	2007	2006
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Nonaccrual	$340,684	$264,890	$213,920	$193,028	$144,484
Renegotiated	117	125	130	133	138
Past due 90 days or more	10,858	2,991	5,132	4,855	4,523

Total nonperforming loans and leases	351,659	268,006	219,182	198,016	149,145
Other real estate owned	26,580	25,452	15,152	11,701	8,207

Total nonperforming assets	$378,239	$293,458	$234,334	$209,717	$157,352

Allowance for loan and lease losses	$423,084	$420,610	$417,375	$415,201	$368,760

Consolidated Statistics

	2007	2006
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net charge-offs to average loans and leases annualized	0.14%	0.14%	0.08%	0.10%	0.07%
Total nonperforming loans and leases to total loans and leases	0.83	0.64	0.53	0.49	0.42
Total nonperforming assets to total loans and leases and other real estate owned	0.89	0.70	0.57	0.52	0.45
Allowance for loan and lease losses to total loans and leases	1.00	1.00	1.01	1.03	1.05
Allowance for loan and lease losses to total nonperforming loans and leases	120	157	190	210	247

Nonaccrual Loans and Leases By Type

($ 000’s)

	2007	2006
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Commercial
Commercial, financial and agricultural	$60,331	$50,855	$56,541	$59,558	$50,103
Lease financing receivables	1,510	1,119	539	454	1,399

Total commercial	61,841	51,974	57,080	60,012	51,502

Real estate
Construction and land development	129,061	71,298	47,265	32,602	3,276
Commercial mortgage	66,596	57,705	40,234	40,669	32,479
Residential mortgage	78,578	82,675	67,799	58,255	55,579

Total real estate	274,235	211,678	155,298	131,526	91,334

Personal	4,608	1,238	1,542	1,490	1,648

Total nonaccrual loans and leases	$340,684	$264,890	$213,920	$193,028	$144,484

Reconciliation of Allowance for Loan and Lease Losses

($000’s)

	2007	2006
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Beginning balance	$420,610	$417,375	$415,201	$368,760	$363,769
Provision for loan and lease losses	17,148	18,253	10,250	11,053	10,995
Allowance of banks and loans acquired	—	—	—	45,258	—

Loans and leases charged-off
Commercial	7,222	2,213	4,073	6,125	3,869
Real estate	6,616	11,483	4,971	3,385	2,901
Personal	4,290	4,216	3,516	3,088	3,727
Leases	173	256	165	1,253	189

Total charge-offs	18,301	18,168	12,725	13,851	10,686

Recoveries on loans and leases
Commercial	1,712	1,097	2,251	847	2,715
Real estate	488	415	783	1,224	263
Personal	935	1,096	1,031	1,149	971
Leases	492	542	584	761	733

Total recoveries	3,627	3,150	4,649	3,981	4,682

Net loans and leases charged-off	14,674	15,018	8,076	9,870	6,004

Ending balance	$423,084	$420,610	$417,375	$415,201	$368,760

Nonperforming assets consist of nonperforming loans and leases and other real estate owned (“OREO”).

OREO is principally comprised of commercial and residential properties acquired in partial or total satisfaction of problem loans and amounted to $26.6 million at March 31, 2007, compared to $25.5 million at December 31, 2006 and $8.2 million at March 31, 2006. Construction and land development and residential real estate properties acquired in partial or total satisfaction of problem loans accounted for 25.0% and 56.7% of OREO at March 31, 2007, respectively.

Nonperforming loans and leases consist of nonaccrual, renegotiated or restructured loans, and loans and leases that are delinquent 90 days or more and still accruing interest. The balance of nonperforming loans and leases can fluctuate widely based on the timing of cash collections, renegotiations and renewals.

At March 31, 2007, nonperforming loans and leases amounted to $351.7 million or 0.83% of consolidated loans and leases compared to $268.0 million or 0.64% of consolidated loans and leases at December 31, 2006, and $149.1 million or 0.42% of consolidated loans and leases at March 31, 2006. Nonaccrual loans and leases continue to be the primary source of nonperforming loans and leases.

At March 31, 2007, nonperforming loans and leases continue to be concentrated in housing-related loans. The housing slowdown is impacting the performance of some of Marshall & Ilsley’s construction and land development loans. A re-balancing of supply and demand within the national housing market has reduced both absorption rates and valuations, causing stress for some borrowers within this loan segment. These loans are geographically dispersed and are in both Marshall & Ilsley’s core and acquired loan portfolios.

Nonperforming loans and leases associated with banking acquisitions amounted to $78.6 million or 1.96% of the acquired loans and leases and 22.3% of total consolidated nonperforming loans and leases at March 31, 2007.

Throughout this credit cycle Marshall & Ilsley has maintained its underwriting standards including its typical loan to value standards in real estate lending. Marshall & Ilsley does not hold loans with below market or so-called teaser interest rates and does not hold option adjustable rate mortgages that may expose the borrowers to future increase in repayments in excess of changes resulting solely from increases in the market rate of interest (loans subject to negative amortization). Marshall & Ilsley’s comprehensive approval process is critical to ensuring that the risk of loss from nonperforming loans and leases on a long-term basis is minimized within the overall framework of acceptable levels of credit risk.

Managing nonperforming loans and leases is important to the ongoing success of a financial services institution. In addition to the negative impact on net interest income and credit losses, nonperforming assets also increase operating costs due to the expense associated with collection efforts. Marshall & Ilsley’s comprehensive credit review process is critical to ensuring that potential nonperforming loans and leases as well as nonperforming loans and leases are aggressively identified and isolated in a timely manner so that strategies can be developed to minimize the risk of loss to Marshall & Ilsley. At March 31, 2007 approximately $80.5 million or 22.9% of Marshall & Ilsley’s nonperforming loans and leases were 60 days or less past due.

Net charge-offs amounted to $14.7 million or 0.14% of average loans and leases in the first quarter of 2007 compared to $15.0 million or 0.14% of average loans and leases in the fourth quarter of 2006 and $6.0 million or 0.07% of average loans and leases in the first quarter of 2006. The ratio of recoveries to charge-offs was 19.8% for the three months ended March 31, 2007, compared to 17.3% in the fourth quarter of 2006, and 43.8% in the first quarter of 2006. The most recent five year average ratio of recoveries to charge-offs was 30.4%.

The provisions for loan and lease losses amounted to $17.1 million for the three months ended March 31, 2007, compared to $18.3 million for the three months ended December 31, 2006 and $11.0 million for the three months ended March 31, 2006. The allowance for loan and lease losses as a percent of consolidated loans and leases outstanding was 1.00% at March 31, 2007, 1.00% at December 31, 2006 and 1.05% at March 31, 2006.

As a result of these portfolio trends, management believes that in the near term the expected level of nonperforming loans and leases will increase from current levels. In addition to identifying new problem or potential problem loans and leases, this expectation is based in part on the fact that real estate related loans such as construction and land development loans tend to be more complex and may take additional time to satisfactorily resolve. At the present time, Marshall & Ilsley’s nonperforming loans and leases continue to be generally well-collateralized, geographically dispersed and the risk of loss on a per loan basis remains relatively modest. Management continues to expect that its annual historical net charge off range of 15 to 20 basis points of average loans and leases is representative of the net charge-offs anticipated for the year ended December 31, 2007.

Years Ended December 31, 2006, 2005 and 2004

The following tables present comparative credit quality information as of and for the year ended December 31, 2006, as well as selected comparative years:

Consolidated Credit Quality Information ($000’s)

	As of and for the Years Ended December 31,
	2006	2005	2004	2003	2002
Nonperforming Assets by Type
Loans and Leases:
Nonaccrual	$264,890	$134,718	$127,722	$166,387	$188,232
Renegotiated	125	143	236	278	326
Past Due 90 Days or More	2,991	5,725	4,405	6,111	5,934

Total Nonperforming Loans and Leases	268,006	140,586	132,363	172,776	194,492
Other Real Estate Owned	25,452	8,869	8,056	13,235	8,692

Total Nonperforming Assets	$293,458	$149,455	$140,419	$186,011	$203,184

Allowance for Loan and Lease Losses	$420,610	$363,769	$358,110	$349,561	$338,409

Consolidated Statistics
Net Charge-offs to Average Loans and Leases	0.10%	0.12%	0.11%	0.21%	0.21%
Total Nonperforming Loans and Leases to Total Loans and Leases	0.64	0.41	0.45	0.69	0.81
Total Nonperforming Assets to Total Loans And Leases and Other Real Estate Owned	0.70	0.44	0.48	0.74	0.85
Allowance for Loan and Lease Losses to Total Loans and Leases	1.00	1.06	1.21	1.39	1.42
Allowance for Loan and Lease Losses to Nonperforming Loans and Leases	157	259	271	202	174

Major Categories of Nonaccrual Loans and Leases ($000’s)

	December 31, 2006			December 31, 2005
	Nonaccrual	% of Loan Type	% of Nonaccrual	Nonaccrual	% of Loan Type	% of Nonaccrual
Commercial and Lease Financing	$51,974	0.4%	19.6%	$45,269	0.4%	33.6%

Real Estate
Construction and Land Development	71,298	1.2	26.9	913	—	0.7
Commercial Real Estate	57,705	0.5	21.8	31,184	0.4	23.1
Residential Real Estate	82,675	0.8	31.2	55,442	0.6	41.2

Total Real Estate	211,678	0.8	79.9	87,539	0.4	65.0
Personal	1,238	0.1	0.5	1,910	0.1	1.4

Total	$264,890	0.6%	100.0%	$134,718	0.4%	100.0%

Allocation of the Allowance for Loan and Lease Losses ($000’s)

	December 31, 2006		December 31, 2005		December 31, 2004
	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases
Balance at end of period applicable to:
Commercial, Financial & Agricultural	$251,475	28.7%	$222,078	28.0%	$244,042	28.7%
Real Estate
Residential Mortgage	20,454	31.9	12,921	34.9	12,311	32.6
Commercial Mortgage	83,510	34.2	63,813	30.5	49,965	31.7
Personal	18,434	3.5	24,153	4.7	14,252	5.2
Lease Financing	46,737	1.7	40,804	1.9	37,540	1.8

Total	$420,610	100.0%	$363,769	100.0%	$358,110	100.0%

	December 31, 2003		December 31, 2002
	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases
Balance at end of period applicable to:
Commercial, Financial & Agricultural	$237,510	28.2%	$234,980	28.7%
Real Estate
Residential Mortgage	28,369	29.9	35,518	28.9
Commercial Mortgage	37,013	32.7	22,141	31.3
Personal	18,213	6.9	18,394	7.8
Lease Financing	28,456	2.3	27,376	3.3

Total	$349,561	100.0%	$338,409	100.0%

Reconciliation of Consolidated Allowance for Loan and Lease Losses

($000’s)

	2006	2005	2004	2003	2002
Allowance for Loan and Lease Losses at Beginning of Year	$363,769	$358,110	$349,561	$338,409	$268,198
Provision for Loan and Lease Losses	50,551	44,795	37,963	62,993	74,416
Allowance of Banks and Loans Acquired	45,258	—	27	—	39,813
Loans and Leases Charged-off:
Commercial	16,280	21,540	16,775	17,689	23,003
Real Estate—Construction	10,862	68	33	57	94
Real Estate—Mortgage	11,878	21,147	13,259	15,192	10,681
Personal	14,547	15,580	12,821	12,100	12,265
Leases	1,863	1,189	7,967	24,625	9,246

Total Charge-offs	55,430	59,524	50,855	69,663	55,289
Recoveries on Loans and Leases:
Commercial	6,910	11,758	12,631	8,736	3,819
Real Estate—Construction	82	1	2	88	96
Real Estate—Mortgage	2,603	2,741	3,887	4,278	2,462
Personal	4,247	3,069	3,327	3,058	3,053
Leases	2,620	2,819	1,567	1,662	1,841

Total Recoveries	16,462	20,388	21,414	17,822	11,271

Net Loans and Leases Charged-off	38,968	39,136	29,441	51,841	44,018

Allowance for Loan and Lease Losses at End of Year	$420,610	$363,769	$358,110	$349,561	$338,409

Nonperforming assets consist of nonperforming loans and leases and OREO. The amount of nonperforming assets is affected by acquisitions accounted for under the purchase method of accounting. The assets and liabilities, including the nonperforming assets, of the acquired entities are included in Marshall & Ilsley’s consolidated balance sheets from the date the business combination is completed, which impacts period-to-period comparisons.

OREO is principally comprised of commercial and residential properties acquired in partial or total satisfaction of problem loans and amounted to $25.5 million, $8.9 million and $8.1 million at December 31, 2006, 2005 and 2004, respectively. Approximately $15.3 million or 92.4% of the increase at December 31, 2006 compared to December 31, 2005 is attributable to construction and land development and residential real estate properties acquired in partial or total satisfaction of problem loans.

Nonperforming loans and leases consist of nonaccrual, renegotiated or restructured loans, and loans and leases that are delinquent 90 days or more and still accruing interest. The balance of nonperforming loans and leases are affected by acquisitions and may be subject to fluctuation based on the timing of cash collections, renegotiations and renewals.

Generally, loans that are 90 days or more past due as to interest or principal are placed on nonaccrual. Exceptions to this rule are generally only for loans fully collateralized by readily marketable securities or other relatively risk free collateral. In addition, a loan may be placed on nonaccrual when management makes a determination that the facts and circumstances warrant such classification irrespective of the current payment status.

Maintaining nonperforming assets at an acceptable level is important to the ongoing success of a financial services institution. Marshall & Ilsley’s comprehensive credit review and approval process is critical to ensuring that the amount of nonperforming assets on a long-term basis is minimized within the overall framework of acceptable levels of credit risk. In addition to the negative impact on net interest income and credit losses, nonperforming assets also increase operating costs due to the expense associated with collection efforts.

At December 31, 2006, nonperforming loans and leases amounted to $268.0 million or 0.64% of consolidated loans and leases compared to $140.6 million or 0.41% at December 31, 2005 and $132.4 million or 0.45% at December 31, 2004. Nonperforming loans associated with the banking acquisitions amounted to $61.6 million or approximately 23.0% of total nonperforming loans at December 31, 2006. Nonaccrual loans and leases increased $130.2 million at year-end 2006 compared to year-end 2005. The net increase was primarily due to increases in all types of nonaccrual real estate loans.

Delinquency can be an indicator of potential problem loans and leases. At December 31, 2006, loans and leases past due 60-89 days and still accruing interest amounted to $89.1 million or 0.21% of total loans and leases outstanding compared to $33.0 million or 0.10% of total loans and leases outstanding at December 31, 2005 and $19.4 million or 0.07% of total loans and leases outstanding at December 31, 2004. Approximately 93.1% of the increase in loans and leases past due 60-89 days at December 31, 2006 compared to December 31, 2005 was attributable to all types of real estate loans.

In addition to its nonperforming loans and leases, Marshall & Ilsley has loans and leases for which payments are presently current, but which management believes could possibly be classified as nonperforming in the near future. These loans are subject to constant management attention and their classification is reviewed on an ongoing basis. At December 31, 2006, such loans amounted to $109.1 million or 0.26% of total loans and leases outstanding compared to $61.3 million or 0.18% of total loans and leases outstanding at December 31, 2005 and $72.4 million 0.25% of total loans and leases outstanding at December 31, 2004.

The increase in nonperforming assets and past due loans and leases reflects the effects of the recent slowdown in the housing market. This housing-related stress has been experienced in all of Marshall & Ilsley’s markets and includes both core and acquired loans. Marshall & Ilsley believes that its risk at the individual loan level remains relatively modest. Marshall & Ilsley has been very aggressive to isolate, identify and assess its underlying loan and lease portfolio credit quality and has developed strategies to work through this housing-related stress.

Net charge-offs amounted to $39.0 million or 0.10% of average loans and leases in 2006 compared with $39.1 million or 0.12% of average loans and leases in 2005 and $29.4 million or 0.11% of average loans and leases in 2004.

Net charge-offs in 2006 continued to be below Marshall & Ilsley’s five year historical average of net charge-offs. The ratio of net charge-offs to average loans and leases to some extent reflects a higher than normal level of recoveries. However, the ratio of recoveries to charge-offs in 2006 trended closer to average historical experience. Although positive resolutions continue to be achieved on prior charge-offs, recoveries are expected to continue to trend downwards. Management expects net charge-offs to be more in the range of 0.15% to 0.20% and nonperforming loans and leases as a percent of total loans and leases to range from current levels to 0.75%. Negative economic events, an adverse development in industry segments within the portfolio or deterioration of a large loan or lease could also have significant adverse impacts on the actual loss levels.

Consistent with the credit quality trends noted above, the provision for loan and lease losses amounted to $50.6 million in 2006. By comparison, the provision for loan and lease losses amounted to $44.8 million and $38.0 million in 2005 and 2004, respectively. The provisions for loan and lease losses are the amounts required to establish the allowance for loan and lease losses at the required level after considering charge-offs and recoveries. The ratio of the allowance for loan and lease losses to total loans and leases was 1.00% at December 31, 2006 compared to 1.06% at December 31, 2005 and 1.21% at December 31, 2004.

Other Income

Three Months Ended March 31, 2007 and 2006

Other income or noninterest sources of revenue represented 56.5% and 58.1% of Marshall & Ilsley’s total sources of revenues for the three months ended March 31, 2007 and 2006, respectively. Total other income in the first quarter of 2007 amounted to $507.1 million compared to $450.9 million in the same period last year, an increase of $56.2 million or 12.5%. As previously discussed, other income for the three months ended March 31, 2007 included $8.0 million in gains related to Firstsource and other income for the three months ended March 31, 2006 included $21.3 million of mark-to-market losses for derivative financial instruments that did not qualify for hedge accounting. The remaining increase in other income was primarily due to growth in data processing services and wealth management services revenue.

Data processing services external revenue (Metavante) amounted to $356.4 million in the first quarter of 2007 compared to $343.0 million in the first quarter of 2006, an increase of $13.4 million or 3.9%. Revenue growth continued throughout the segment due to revenue associated with acquisitions and higher transaction volumes in core processing and payment processing activities. Revenue associated with Metavante’s acquisition completed in the first quarter of 2007 and the acquisition completed in the third quarter of 2006 contributed a significant portion of the revenue growth in the three months ended March 31, 2007, compared to the three months ended March 31, 2006. Metavante estimates that total revenue growth (internal and external) for the three months ended March 31, 2007 compared to the three months ended March 31, 2006 excluding the acquisitions (“organic revenue growth”), was approximately 2.0%. To determine the estimated organic revenue growth rate, Metavante adjusts its prior year revenue for the acquisitions as if they had been consummated on January 1 of the prior year. Total external buyout revenue, which varies from period to period, amounted to $0.7 million for the three months ended March 31, 2007 compared to $3.9 million for the three months ended March 31, 2006, a decrease of $3.2 million.

Management continues to expect that Metavante revenue (internal and external) for the year ending December 31, 2007 will be within a range of $1.60 billion to $1.64 billion. Despite the lower organic growth rate in the first quarter of 2007, management believes the growth rate will increase in the third and fourth quarters of 2007 and expects annual organic revenue growth in 2007 will be in the mid-single digits.

Wealth management revenue amounted to $60.7 million in the first quarter of 2007 compared to $52.8 million in the first quarter of 2006, an increase of $7.9 million or 15.0%. For the three months ended March 31, 2007, wealth management revenue attributable to the previously reported April 1, 2006 acquisition of Gold Banc Corporation, Inc. amounted to $1.0 million. Continued success in cross-selling and integrated delivery initiatives, improved investment performance and improving results in institutional sales efforts and outsourcing activities were the primary contributors to the remaining revenue growth over the respective periods. Assets under management were approximately $22.9 billion at March 31, 2007, compared to $22.5 billion at December 31, 2006 and $19.8 billion at March 31, 2006.

Service charges on deposits amounted to $25.9 million in the first quarter of 2007, an increase of $3.3 million or 14.8% from the first quarter of 2006. The banking acquisitions contributed $2.0 million of service charges on deposits for the three months ended March 31, 2007. A portion of this source of fee income is sensitive to changes in interest rates. Excluding the effect of the banking acquisitions, increased service charges on deposits associated with commercial demand deposits accounted for the majority of the increase in this revenue in the three months ended March 31, 2007 compared to the three months ended March 31, 2006, respectively.

Total mortgage banking revenue was $10.1 million in the first quarter of 2007 compared with $12.9 million in the first quarter of 2006, a decrease of $2.8 million or 21.6%. For each of the three months ended March 31, 2007 and 2006, Marshall & Ilsley sold $0.6 billion of residential mortgage and home equity loans to the secondary market. As previously discussed, Marshall & Ilsley continues to sell home equity loans at origination which is partly in response to the demand for home equity products with higher loan-to-value characteristics.

Net investment securities gains amounted to $1.6 million (primarily capital markets related) in the first quarter of 2007 compared to $1.1 million in the first quarter of 2006, an increase of $0.5 million or 40.2%. As previously discussed, gains related to Firstsource for the three months ended March 31, 2007, amounted to $8.0 million.

As previously discussed, net derivative losses-discontinued hedges that amounted to $21.3 million for the three months ended March 31, 2006 represent the mark-to-market adjustments associated with certain interest rate swaps. Based on expanded interpretations of the accounting standard for derivatives and hedge accounting, it was determined that certain transactions did not qualify for hedge accounting. As a result, any fluctuation in the fair value of the interest rate swaps was recorded in earnings with no corresponding offset to the hedged items or accumulated other comprehensive income. Management believes the changes in earnings based on market volatility are not reflective of the core performance trends of Marshall & Ilsley.

Other income in the first quarter of 2007 amounted to $36.9 million compared to $32.9 million in the first quarter of 2006, an increase of $4.0 million or 12.4%. Other income for the three months ended March 31, 2007 included $1.2 million of income attributable to the banking acquisitions.

Years Ended December 31, 2006, 2005 and 2004

Total other income amounted to $1,915.4 million in 2006 compared to $1,716.3 million in 2005, an increase of $199.1 million or 11.6%. As previously discussed, total other income in 2006 includes a loss of $18.4 million from applying fair value accounting (versus hedge accounting) to interest rate swaps associated with transactions that did not qualify for hedge accounting. Excluding that loss, total other income amounted to $1,933.8 million in 2006 compared to $1,716.3 million in 2005, an increase of $217.5 million or 12.7%. Data processing services revenue and wealth management revenue were the primary contributors to the growth in other income in 2006 compared to 2005. That growth was offset by lower investment securities gains in 2006 compared to the prior year.

Total data processing services external revenue (Metavante) amounted to $1,382.7 million in 2006 compared to $1,185.0 million in 2005, an increase of $197.7 million or 16.7%. Revenue growth continued throughout this segment driven by revenue associated with acquisitions, higher transaction volumes in core processing activity, payment processing and electronic banking and an increase in healthcare eligibility and payment card production. Revenue associated with the two acquisitions completed in 2006 and a full year of revenue from the six acquisitions completed in 2005 contributed a significant portion of the revenue growth in 2006 compared to 2005. The acquisition-related revenue growth includes cross-sales of acquired products to customers across the entire segment. Metavante estimates that total revenue growth (internal and external) for the year ended December 31, 2006 compared to the year ended December 31, 2005 excluding the acquisitions (“organic revenue growth”), was approximately 7.0%. To determine the estimated organic growth rate, Metavante adjusts its prior year revenue for the acquisitions as if they had been consummated on January 1 of the prior year. Total buyout revenue, which varies from period to period, increased $9.4 million in 2006 compared to 2005.

Management expects Metavante’s total revenue (internal and external) in 2007 to be in the range of $1.60 billion to $1.64 billion with margins maintained at levels similar to those achieved in 2006. In any given year there is some customer attrition due to banking consolidations. In addition, due to the focus of some of the acquired companies on software sales and the retail marketplace, revenue tends to be more cyclical and seasonal in nature especially in the fourth quarter. Management expects these trends to continue.

Wealth management revenue was $221.6 million in 2006 compared to $191.7 million in 2005, an increase of $29.9 million or 15.6%. Wealth management revenue attributable to the previously reported January 3, 2006 acquisition of certain assets of FirstTrust Indiana and the acquisition of the wealth management products and services from Gold Banc amounted to $3.8 million and $3.7 million, respectively. Continued success in the cross-selling and integrated delivery initiatives, improved investment performance and improving results in institutional sales efforts and outsourcing activities were the primary contributors to the remaining revenue growth over the respective year. Assets under management were $22.5 billion at December 31, 2006 compared to $18.9 billion at December 31, 2005, an increase of $3.6 billion or 19.2%. Assets under administration increased by $12.7 billion or 15.3% and amounted to $95.5 billion at December 31, 2006.

Service charges on deposits amounted to $99.6 million in 2006 compared to $94.0 million in 2005, an increase of $5.6 million or 6.0%. The Banking acquisitions contributed $6.4 million of service charges on deposits in 2006. A portion of this source of fee income is sensitive to changes in interest rates. In a rising rate environment, customers that pay for services by maintaining eligible deposit balances receive a higher earnings credit that results in lower fee income. Excluding the effect of the banking acquisitions, lower service charges on deposits associated with commercial demand deposits accounted for the majority of the decline in revenue in 2006 compared to 2005.

Total mortgage banking revenue was $52.4 million in 2006 compared with $50.5 million in 2005, an increase of $1.9 million or 3.8%. During 2006, Marshall & Ilsley sold $2.3 billion of residential mortgage and home equity loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $0.8 million. During 2005, Marshall & Ilsley sold $2.4 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $0.9 million. At December 31, 2006, the carrying value of mortgage servicing rights was insignificant.

Net investment securities gains amounted to $9.7 million in 2006 compared to $45.5 million in 2005. Net gains associated with Marshall & Ilsley’s Capital Markets Group investments amounted to $4.6 million in 2006 compared to $32.3 million in 2005. During 2005, Marshall & Ilsley realized a gain of $6.6 million due to an equity investment that Marshall & Ilsley liquidated in a cash tender offer. During the first quarter of 2005, Marshall & Ilsley’s Banking segment’s investment in certain membership interests of PULSE was liquidated due to a change in control. The cash received resulted in a gain of $5.6 million.

As previously discussed, derivative losses—discontinued hedges that amounted to $18.4 million in 2006, represent the mark-to-market adjustments associated with certain interest rate swaps. Based on expanded interpretations of the accounting standard for derivatives and hedge accounting, specifically hedge designation under the “matched-terms” method, it was determined that certain transactions did not qualify for hedge accounting. As a result, any fluctuation in the fair value of the interest rate swaps was recorded in earnings with no corresponding offset to the hedged items or accumulated other comprehensive income. The affected interest rate swaps were terminated in 2006 in order to avoid future earnings volatility due to mark-to-market accounting. Management believes the changes in earnings based on market volatility are not reflective of the core performance trends of Marshall & Ilsley.

Other noninterest income amounted to $138.8 million in 2006 compared to $122.5 million in 2005, an increase of $16.3 million or 13.3%. The banking acquisitions contributed approximately $1.2 million to the year-over-year growth in other noninterest income. Card related fees (credit, debit, ATM and stored value) increased $10.5 million in 2006 compared to 2005. Trading and investment commissions and fees and lower auto securitization losses increased other noninterest income by $9.9 million in 2006 compared to 2005. Other noninterest income in 2005 includes gains from the sale of certain trust custody businesses and gains from branch divestitures that aggregated $5.1 million.

Total other income amounted to $1,716.3 million in 2005 compared to $1,417.9 million in 2004, an increase of $298.4 million or 21.0%. Data processing services revenue accounted for 84.1% of the growth in total other income in 2005 compared to 2004. Wealth management revenue, mortgage banking revenue, other commissions and fees and investment securities gains also contributed to growth in total other income in 2005 compared to 2004.

Total data processing services external revenue amounted to $1,185.0 million in 2005 compared to $934.1 million in 2004, an increase of $250.9 million or 26.9%. Revenue growth throughout this segment was driven by revenue associated with acquisitions, higher transaction volumes in core processing activity, payment processing and electronic banking and an increase in healthcare eligibility and payment card production. Revenue associated with the six acquisitions completed in 2005 and a full year of revenue from the six acquisitions completed in 2004 contributed a significant portion of the revenue growth in 2005 compared to 2004. The acquisition-related revenue growth includes cross-sales of acquired products to customers across the entire segment. Total buyout revenue, which varies from period to period, amounted to $9.7 million in 2005 compared to $8.8 million in 2004.

Wealth management revenue was $191.7 million in 2005 compared to $175.1 million in 2004, an increase of $16.6 million or 9.5%. Revenue growth associated with trust services was the primary contributor to the revenue growth in wealth management revenue in 2005 compared to 2004. Assets under management were $18.9 billion at December 31, 2005 compared to $18.3 billion at December 31, 2004, an increase of $0.6 billion or 3.3%. On an average basis, assets under management increased approximately $1.2 billion or 6.9% in 2005 compared to 2004. Assets under administration increased by $6.9 billion or 9.1% and amounted to $82.8 billion at December 31, 2005. Sales activity emphasizing cross-selling, integrated delivery and account retention continued to drive revenue growth in 2005.

Total mortgage banking revenue was $50.5 million in 2005 compared with $34.7 million in 2004, an increase of $15.8 million or 45.6%. The increase in gains from the sale of residential mortgage and home equity loans was the primary contributor to the increase in mortgage banking revenue. During 2005, Marshall & Ilsley sold $2.4 billion of residential mortgage and home equity loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $0.9 million. During 2004, Marshall & Ilsley sold $1.6 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $1.4 million. At December 31, 2005, the carrying value of mortgage servicing rights was insignificant.

Net investment securities gains amounted to $45.5 million in 2005 compared to $35.3 million in 2004. During 2005, net gains associated with Marshall & Ilsley’s Capital Markets Group investments amounted to $32.3 million. Approximately $29.4 million of the net gain in 2005 was from a net realized gain recognized due to the sale of an entity associated with the investment in an independent private equity and venture capital partnership. Marshall & Ilsley realized a gain of $6.6 million due to an equity investment that Marshall & Ilsley liquidated in a cash tender offer. During the first quarter of 2005, Marshall & Ilsley’s Banking segment’s investment in certain membership interests of PULSE was liquidated due to a change in control. The cash received resulted in a gain of $5.6 million. During 2004, net gains associated with Marshall & Ilsley’s Capital Markets Group investments amounted to $34.6 million. Approximately $34.1 million of the net gain in 2004 was from a net gain recognized in the fourth quarter of 2004 from an investment in an independent private equity and venture capital partnership.

Other noninterest income amounted to $122.5 million in 2005 compared to $112.5 million in 2004, an increase of $10.0 million or 8.8%. Other income in 2005 includes gains from the sale of certain trust custody businesses and gains from branch divestitures that aggregated $5.1 million.

Other Expense

Three Months Ended March 31, 2007 and 2006

Total other expense for the three months ended March 31, 2007 amounted to $553.0 million compared to $505.1 million for the three months ended March 31, 2006, an increase of $47.9 million or 9.5%.

Total other expense for the three months ended March 31, 2007 includes the operating expenses associated with Metavante’s 2007 and 2006 acquisitions, and the 2006 banking acquisitions. The operating expenses of the acquired entities have been included in Marshall & Ilsley’s consolidated operating expenses from the dates the transactions were completed, which had an impact on the period to period comparability of operating expenses in 2007 compared to 2006. Approximately $26.8 million of the operating expense growth in the first quarter of 2007 compared to the first quarter of 2006 was attributable to the acquisitions. Total other expense for the three months ended March 31, 2007 included transaction expenses of $1.5 million associated with the plan to separate Marshall & Ilsley and Metavante into two separate publicly traded companies and the loss of $9.5 million related to the call of Marshall & Ilsley’s 7.65% junior subordinated deferrable interest debentures and the related M&I Capital Trust A 7.65% trust preferred securities.

Marshall & Ilsley estimates that its expense growth in the three months ended March 31, 2007 compared to the three months ended March 31, 2006, excluding the effects of the acquisitions, the Metavante transaction costs and the loss due to the call of the 7.65% junior subordinated deferrable interest debentures and the related M&I Capital Trust A 7.65% trust preferred securities was approximately $10.1 million or 2.0%.

Expense control is sometimes measured in the financial services industry by the efficiency ratio statistic. The efficiency ratio is calculated by taking total other expense (excluding Metavante transaction costs) divided by the sum of total other income (including capital markets revenue but excluding investment securities gains or losses and net derivative losses-discontinued hedges) and net interest income on a fully taxable equivalent basis. Marshall & Ilsley’s efficiency ratios for the three months ended March 31, 2007 and prior four quarters were:

Efficiency Ratios

	Three Months Ended
	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Consolidated Corporation	61.0%	62.2%	62.6%	62.9%	62.8%
Consolidated Corporation Excluding Metavante	50.5%	50.6%	52.4%	51.2%	48.8%

Salaries and employee benefits expense amounted to $297.1 million in the first quarter of 2007 compared to $277.4 million in the first quarter of 2006, an increase of $19.7 million or 7.1%. Salaries and benefits associated with the acquisitions previously discussed accounted for approximately $14.0 million of the increase in salaries and employee benefits expense in the three months ended March 31, 2007 compared to the three months ended March 31, 2006.

For the first quarter of 2007, occupancy and equipment expense amounted to $59.3 million compared to $57.8 million in the first quarter of 2006, an increase of $1.5 million or 2.6%. The acquisitions accounted for approximately all of the increase in occupancy and equipment expense in the three months ended March 31, 2007 compared to the three months ended March 31, 2006.

Software expenses, processing charges, supplies and printing, professional services and shipping and handling expenses totaled $97.9 million in the first quarter of 2007 compared to $85.9 million in the first quarter of 2006, an increase of $12.0 million or 13.9%. The acquisitions accounted for $1.9 million of the expense growth for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. Metavante’s expense growth accounted for the majority of the remaining increase in expense for these items in the three months ended March 31, 2007 compared to the three months ended March 31, 2006.

Amortization of intangibles amounted to $11.3 million in the first quarter of 2007 compared to $8.9 million in the first quarter of 2006, an increase of $2.4 million. The increase in amortization associated with the acquisitions amounted to $2.6 million for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. Those increases were offset by lower amortization of core deposit intangibles, which is based on a declining balance method from previous acquisitions.

As previously discussed, Marshall & Ilsley incurred certain transaction costs associated with the recently announced plan to separate Marshall & Ilsley and Metavante into two separate publicly held companies. For the three months ended March 31, 2007, these costs amounted to $1.5 million and consisted of consulting and legal fees.

Other expense amounted to $85.9 million in the first quarter of 2007 compared to $75.1 million in the first quarter of 2006, an increase of $10.8 million or 14.3%. The acquisitions accounted for $5.2 million of the growth in other expense for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. As previously discussed, other expense for the three months ended March 31, 2007 includes the loss of $9.5 million related to the call of Marshall & Ilsley’s 7.65% junior subordinated deferrable interest debentures and the related M&I Capital Trust A 7.65% trust preferred securities.

Other expense is affected by the capitalization of costs, net of amortization associated with software development and customer data processing conversions. Net software and conversion activities was a net credit of $0.2 million in the first quarter of 2007. Net software and conversion activities resulted in $2.7 million of expense in the first quarter of 2006. Net software and conversion activities resulted in a decrease of $2.9 million in other expense in the first quarter of 2007 compared the first quarter of 2006.

Years Ended December 31, 2006, 2005 and 2004

Total other expense amounted to $2,159.5 million in 2006 compared to $1,879.0 million in 2005, an increase of $280.5 million or 14.9%.

The Metavante, Banking and wealth management acquisitions (“acquisitions”) had a significant impact on the year-to-year comparability of operating expenses in 2006 compared to 2005. Approximately $201.6 million of the 2006 versus 2005 operating expense growth was attributable to the acquisitions. As all acquisitions were accounted for using the purchase method of accounting, the operating expenses of the acquired entities are included in the consolidated operating expenses from the dates the acquisitions were completed. Operating expenses associated with acquisitions completed in 2005 are reflected for the full year in 2006 as opposed to a partial year in 2005. Acquisitions completed in 2006 directly affect the current year but have no impact on the prior year.

Expense control is sometimes measured in the financial services industry by the efficiency ratio statistic. The efficiency ratio is calculated by dividing total other expense by the sum of total other income (including

Capital Markets Group-related investment gains but excluding other securities gains and losses and excluding derivative losses-discontinued hedges) and net interest income FTE. Marshall & Ilsley’s efficiency ratios for the years ended December 31, 2006, 2005, and 2004 were:

Efficiency Ratios	2006	2005	2004
Consolidated Corporation	62.6%	62.6%	62.4%
Consolidated Corporation Excluding Metavante	50.8	50.7	50.8

Marshall & Ilsley estimates that its expense growth in 2006 compared to 2005, excluding the effect of the acquisitions was approximately $78.9 million or 4.3%.

Salaries and employee benefits expense amounted to $1,210.1 million in 2006 compared to $1,074.8 million in 2005, an increase of $135.3 million or 12.6%. Total expense for stock options and the ESPP amounted to $33.2 million in 2006 compared to $32.1 million in 2005. Salaries and benefits expense related to the acquisitions contributed approximately $79.3 million to the expense growth in 2006 compared to 2005.

Net occupancy and equipment expense amounted to $244.0 million in 2006 compared to $215.6 million in 2005, an increase of $28.4 million. Net occupancy and equipment expense related to the acquisitions contributed approximately $24.8 million to the expense growth in 2006 compared to 2005.

Software expenses amounted to $70.7 million in 2006 compared to $58.0 million in 2005, an increase of $12.7 million or 21.9%. Software expense related to the acquisitions contributed approximately $2.9 million to the expense growth in 2006 compared to 2005. Excluding the acquisitions, the Banking segment and Metavante were the primary contributors to the growth in software expenses in 2006 compared to 2005.

Processing charges amounted to $110.1 million in 2006 compared to $62.6 million in 2005, an increase of $47.5 million or 75.7%. Processing charges related to the acquisitions contributed approximately $38.0 million to the expense growth in 2006 compared to 2005. Excluding the acquisitions, Metavante was the primary contributor to the growth in processing charges in 2006 compared to 2005.

Supplies and printing expense, professional services expense and shipping and handling expense amounted to $176.6 million in 2006 compared to $149.8 million in 2005, an increase of $26.8 million or 17.9%. The acquisitions contributed approximately $18.6 million to the expense growth in 2006 compared to 2005. Excluding the acquisitions, the Banking segment and Metavante were the primary contributors to the growth in these expenses in 2006 compared to 2005.

Amortization of intangibles amounted to $45.4 million in 2006 compared to $31.1 million in 2005. Amortization of intangibles increased $15.8 million in 2006 compared to 2005 due to the acquisitions. Goodwill is subject to periodic tests for impairment. Marshall & Ilsley has elected to perform its annual test for impairment during the second quarter. Accordingly, Marshall & Ilsley updated the analysis to June 30, 2006 and concluded that there continues to be no impairment with respect to goodwill at any reporting unit. At December 31, 2006, none of Marshall & Ilsley’s other intangible assets were determined to have indefinite lives.

Other noninterest expense amounted to $302.6 million in 2006 compared to $287.2 million in 2005, an increase of $15.4 million or 5.4%. The acquisitions contributed approximately $21.1 million to the expense growth in 2006 compared to 2005. Excluding the impact of the acquisitions and the effect on other noninterest expense due to the capitalization of costs, net of amortization, associated with software development and data processing conversions which is discussed below, other noninterest expense growth in 2006 compared to 2005 was approximately $7.9 million or 3.0%.

Other expense is affected by the capitalization of costs, net of amortization, associated with software development and data processing conversions. A lower amount of capitalized software development costs and capitalized conversion costs net of their respective amortization, write-offs of software and the amortization associated with the software obtained in the acquisitions resulted in a net decrease in other noninterest expense of $13.6 million in 2006 compared to 2005.

Total other expense amounted to $1,879.0 million in 2005 compared to $1,628.7 million in 2004, an increase of $250.3 million or 15.4%.

The acquisitions by Metavante had a significant impact on the year-to-year comparability of operating expenses in 2005 compared to 2004. Approximately $182.1 million of the 2005 versus 2004 operating expense growth was attributable to the acquisitions.

Marshall & Ilsley estimates that its expense growth in 2005 compared to 2004, excluding the effect of the acquisitions and the impact of the 2004 significant transactions previously discussed, was approximately $86.3 million or 5.7%.

Salaries and employee benefits expense amounted to $1,074.8 million in 2005 compared to $919.4 million in 2004, an increase of $155.4 million or 16.9%. Total expense for stock options and the ESPP amounted to $32.1 million in 2005 compared to $32.2 million in 2004. Salaries and benefits expense related to the Metavante acquisitions contributed approximately $92.8 million to the expense growth in 2005 compared to 2004. The remainder of the increase was primarily attributable to the Banking segment which reflects increased incentive compensation associated with loan and deposit growth and increased personnel to build out product lines in markets outside Wisconsin as well as increased personnel for de novo branch expansion.

Net occupancy and equipment expense amounted to $215.6 million in 2005 compared to $192.9 million in 2004, an increase of $22.7 million. Net occupancy and equipment expense related to the Metavante acquisitions contributed approximately $20.7 million to the expense growth in 2005 compared to 2004.

Software expenses amounted to $58.0 million in 2005 compared to $50.0 million in 2004, an increase of $8.0 million or 15.9%. Software expense related to the Metavante and banking acquisitions contributed approximately $4.5 million to the expense growth in 2005 compared to 2004. The Banking segment contributed $2.7 million to the growth in software expenses in 2005 compared to 2004.

Processing charges amounted to $62.6 million in 2005 compared to $52.2 million in 2004, an increase of $10.4 million or 19.9%. Processing charges related to the Metavante acquisitions contributed approximately $11.9 million to the expense growth in 2005 compared to 2004.

Supplies and printing expense, professional services expense and shipping and handling expense amounted to $149.8 million in 2005 compared to $135.1 million in 2004, an increase of $14.7 million or 10.8%. The Metavante acquisitions contributed approximately $11.8 million to the expense growth in 2005 compared to 2004.

Amortization of intangibles amounted to $31.1 million in 2005 compared to $27.9 million in 2004. Amortization and valuation reserves associated with mortgage servicing rights declined $1.3 million. At December 31, 2005, the carrying value of mortgage servicing rights amounted to $2.8 million. Amortization of intangibles increased $6.9 million in 2005 compared to 2004 due to Metavante’s acquisitions. For the year ended December 31, 2005, $0.4 million of goodwill was included in the determination of the gains associated with the sale of certain trust custody businesses and the gains from branch divestitures. Goodwill is subject to periodic tests for impairment. Marshall & Ilsley has elected to perform its annual test for impairment during the second quarter. Accordingly, Marshall & Ilsley updated the analysis to June 30, 2005 and concluded that there was no impairment with respect to goodwill at any reporting unit. At December 31, 2005, none of Marshall & Ilsley’s other intangible assets were determined to have indefinite lives.

Other noninterest expense amounted to $287.2 million in 2005 compared to $251.2 million in 2004, an increase of $36.0 million. The Metavante acquisitions contributed approximately $32.5 million to the expense growth in 2005 compared to 2004. Excluding the impact of the Metavante acquisitions, advertising, travel and card related expenses increased by $16.7 million in 2005 compared to 2004. As previously discussed, during 2004 Marshall & Ilsley prepaid and retired certain higher cost long-term debt and terminated some related receive floating / pay fixed interest rate swaps designated as cash flow hedges resulting in a loss of $6.9 million. During 2004, Metavante sold its small business 401k Retirement Plan Services operations and also sold the direct customer base of Paytrust.com resulting in an aggregate loss of approximately $7.1 million. Charitable foundation expense amounted to $5.0 million in 2004.

Other expense is affected by the capitalization of costs, net of amortization, associated with software development and data processing conversions. A lower amount of capitalized software development costs and capitalized conversion costs net of their respective amortization, write-offs of software and the amortization associated with the software obtained in the acquisitions resulted in a net decrease in other noninterest expense of $8.3 million in 2005 compared to 2004. During 2004, Metavante determined that certain purchased and internally developed software will no longer be used or was impaired and such software was written off. Capitalized software costs written off as a result of these decisions amounted to $8.7 million in 2004.

Income Tax Provision

Three Months Ended March 31, 2007 and 2006

The provision for income taxes for the three months ended March 31, 2007 amounted to $110.6 million or 33.8% of pre-tax income compared to $86.8 million or 33.4% of pre-tax income for the three months ended March 31, 2006.

Years Ended December 31, 2006, 2005 and 2004

The provision for income taxes was $387.8 million in 2006, $351.5 million in 2005, and $306.0 million in 2004. The effective tax rate in 2006 was 32.4% compared to 33.2% in 2005 and 33.6% in 2004. The lower effective tax rate in 2006 reflects, in part, increased tax benefits from programs and activities that are eligible for federal income tax credits. Some of these programs and activities provide annual tax benefits in the form of federal income tax credits in future periods as long as the programs and activities continue to qualify under the federal tax regulations.

Reconciliation of Non-GAAP to GAAP Results

Marshall & Ilsley has provided non-GAAP operating results as a supplement to its GAAP financial results. Marshall & Ilsley believes that these non-GAAP financial measures are useful because they allow investors to assess, on a consistent basis, Marshall & Ilsley’s core operating performance, exclusive of items management believes are not reflective of the operations of Marshall & Ilsley. Management uses such non-GAAP financial measures to evaluate financial results and to establish operational goals. These non-GAAP financial measures should be considered a supplement to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Three Months Ended March 31, 2007 and 2006

	Three Months Ended
	March 31, 2007		March 31, 2006
	Amount	Per Diluted Share	Amount	Per Diluted Share
	($ in millions)		($ in millions)
Net Income	$216.8	$0.83	$173.1	$0.72
Metavante Transaction Costs, net of tax	1.3	—	—	—
Net Derivative Losses—Discontinued Hedges, net of tax	—	—	13.7	0.06

Net Income as Adjusted	$218.1	$0.83	$186.8	$0.78

Average Shareholders’ Equity			$4,814
Cumulative Net Derivative Losses—Discontinued Hedges, net of tax			19

Adjusted Average Shareholders’ Equity			$4,833

Based on Net Income as Adjusted:
Return on Assets	1.56%		1.62%
Return on Equity	14.13		15.67

Year Ended December 31, 2006

	Year Ended December 31, 2006
	Amount ($ in millions)	Per Diluted Share
Net Income :	$807.8	$3.17
Net Derivative Losses—Discontinued Hedges (After-Tax)	12.0	0.05

Net Income as Adjusted :	$819.8	$3.22

Average Shareholders’ Equity	$5,601
Cumulative Net Derivative Losses—Discontinued Hedges, net of tax	23

Adjusted Average Shareholders’ Equity	$5,624

Based on Net Income as Adjusted:
Return on Assets	1.56%
Return on Equity	14.58%

Liquidity and Capital Resources

Three Months Ended March 31, 2007 and 2006

Shareholders’ equity was $6.35 billion or 11.2% of total consolidated assets at March 31, 2007, compared to $6.15 billion or 10.9% of total consolidated assets at December 31, 2006, and $4.86 billion or 10.3% of total consolidated assets at March 31, 2006.

During the first quarter of 2007, Marshall & Ilsley issued 403,508 shares of its common stock valued at $19.2 million to fund its 2006 obligations under its retirement and employee stock ownership plans. Also during the first quarter of 2007 Marshall & Ilsley issued 85,777 shares of its common stock for $3.4 million to fund its first quarter 2007 obligation under its employee stock purchase plan.

At March 31, 2007, the net loss in accumulated other comprehensive income amounted to $14.8 million, which represented a positive change in accumulated other comprehensive income of $2.8 million since December 31, 2006. Net accumulated other comprehensive income associated with available for sale investment securities was a net loss of $11.0 million at March 31, 2007, compared to a net loss of $22.0 million at December 31, 2006, resulting in a net gain of $11.0 million over the three month period. The net unrealized loss associated with the change in fair value of Marshall & Ilsley’s derivative financial instruments designated as cash flow hedges was $7.8 million for the three months ended March 31, 2007. The change in the postretirement benefit obligation plan funded status at March 31, 2007 compared to December 31, 2006, resulted in a net unrealized loss of $0.4 million.

On April 24, 2007, Marshall & Ilsley announced that its board of directors increased the quarterly cash dividend on its common stock 14.8%, to $0.31 per common share from $0.27 per common share.

Marshall & Ilsley has a stock repurchase program under which it may repurchase up to 12 million shares of its common stock annually. There were no purchases under the program during the first quarter of 2007. During the first quarter of 2006, Marshall & Ilsley repurchased 1.0 million shares at an aggregate cost of $41.8 million or an average price of $41.79 per common share.

On April 26, 2007, Marshall & Ilsley announced that it had repurchased 3,250,000 shares of its common stock or approximately 1.2 percent of its outstanding common stock. The shares of common stock were purchased through an accelerated share repurchase program at $48.03 per common share for a total cost of approximately $156.1 million. Under the accelerated share repurchase program agreement, after a period not expected to exceed sixty days, Marshall & Ilsley may receive or be required to pay a price adjustment based on an adjusted weighted average price as defined in the accelerated share repurchase program agreement. Any price adjustment may be settled in cash or shares of common stock at Marshall & Ilsley’s option. After the repurchase approximately 8,750,000 shares remain available under prior repurchase authorizations by the Marshall & Ilsley Board.

On April 1 and April 20, 2007, Marshall & Ilsley completed the acquisitions of United Heritage Bankshares of Florida, Inc. and North Star Financial Corporation, respectively. In conjunction with these transactions Marshall & Ilsley issued 4,852,227 shares of its common stock valued at approximately $225.3 million and exchanged vested stock options valued at approximately $15.3 million.

Marshall & Ilsley continues to have a strong capital base and its regulatory capital ratios are significantly above the minimum requirements as shown in the following tables.

Risk-Based Capital Ratios

($ in millions)

	March 31, 2007		December 31, 2006
	Amount	Ratio	Amount	Ratio
Tier 1 Capital	$3,842	7.77%	$3,873	7.88%
Tier 1 Capital Minimum Requirement	1,979	4.00	1,965	4.00

Excess	$1,863	3.77%	$1,908	3.88%

Total Capital	$5,440	11.00%	$5,489	11.17%
Total Capital Minimum Requirement	3,957	8.00	3,930	8.00

Excess	$1,483	3.00%	$1,559	3.17%

Risk-Adjusted Assets	$49,464		$49,128

Leverage Ratios

($ in millions)

	March 31, 2007		December 31, 2006
	Amount	Ratio	Amount	Ratio
Tier 1 Capital	$3,842	7.18%	$3,873	7.38%
Minimum Leverage Requirement	1,605 - 2,674	3.00 - 5.00	1,575 - 2,625	3.00 - 5.00

Excess	$2,237 - $1,168	4.18 - 2.18%	$2,298 - $1,248	4.38 - 2.38%

Adjusted Average Total Assets	$53,480		$52,508

Marshall & Ilsley manages its liquidity to ensure that funds are available to each of its banks to satisfy the cash flow requirements of depositors and borrowers and to ensure Marshall & Ilsley’s own cash requirements are met. Marshall & Ilsley maintains liquidity by obtaining funds from several sources.

Marshall & Ilsley’s most readily available source of liquidity is its investment portfolio. Investment securities available for sale, which totaled $7.1 billion at March 31, 2007, represent a highly accessible source of liquidity. Marshall & Ilsley’s portfolio of held-to-maturity investment securities, which totaled $0.4 billion at March 31, 2007, provides liquidity from maturities and amortization payments. Marshall & Ilsley’s loans held for sale provide additional liquidity. These loans represent recently funded loans that are prepared for delivery to investors, which are generally sold within thirty to ninety days after the loan has been funded.

Depositors within Marshall & Ilsley’s defined markets are another source of liquidity. Core deposits (demand, savings, money market and consumer time deposits) averaged $21.4 billion in the first quarter of 2007. Marshall & Ilsley’s banking affiliates may also access the federal funds markets or utilize collateralized borrowings such as treasury demand notes or FHLB advances.

The banking affiliates may use wholesale deposits, which include foreign (eurodollar) deposits. Wholesale deposits are funds in the form of deposits generated through distribution channels other than Marshall & Ilsley’s own banking branches. These deposits allow Marshall & Ilsley’s banking subsidiaries to gather funds across a national geographic base and at pricing levels considered attractive, where the underlying depositor may be retail or institutional. Access to wholesale deposits also provides Marshall & Ilsley with the flexibility to not pursue single service time deposit relationships in markets that have experienced some unprofitable pricing levels. Wholesale deposits averaged $6.4 billion in the first quarter of 2007.

Marshall & Ilsley utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These vehicles provide access to funding sources substantially separate from the general credit risk of Marshall & Ilsley and its subsidiaries. See Note 10 to the Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement for an update of Marshall & Ilsley’s securitization activities in the first quarter of 2007.

Marshall & Ilsley’s lead bank, M&I Bank, has implemented a bank note program. During the second quarter of 2006, M&I Bank amended the bank note program into a global bank note program which permits it to issue and sell up to a maximum of US$13.0 billion aggregate principal amount (or the equivalent thereof in other currencies) at any one time outstanding of its senior global bank notes with maturities of seven days or more from their respective date of issue and subordinated global bank notes with maturities more than five years from their respective date of issue. The notes may be fixed rate or floating rate and the exact terms will be specified in the applicable pricing supplement or the applicable program supplement. This program is intended to enhance liquidity by enabling M&I Bank to sell its debt instruments in global markets in the future without the delays which would otherwise be incurred. Bank notes outstanding at March 31, 2007 amounted to $7.9 billion of which $1.3 billion is subordinated and qualifies as supplementary capital for regulatory capital purposes.

The national capital markets represent a further source of liquidity to Marshall & Ilsley. Marshall & Ilsley has filed a number of shelf registration statements that are intended to permit Marshall & Ilsley to raise funds through sales of corporate debt and/or equity securities with a relatively short lead time.

During the third quarter of 2005, Marshall & Ilsley amended the shelf registration statement originally filed with the SEC during the third quarter of 2004 to include the equity distribution agreement. The amended shelf registration statement enables Marshall & Ilsley to issue various securities, including debt securities, common stock, preferred stock, depositary shares, purchase contracts, units, warrants, and trust preferred securities, up to an aggregate amount of $3.0 billion. At March 31, 2007, approximately $1.3 billion was available for future securities issuances.

During the fourth quarter of 2004, Marshall & Ilsley filed a shelf registration statement with the SEC enabling Marshall & Ilsley to issue up to 6.0 million shares of its common stock, which may be offered and issued from time to time in connection with acquisitions by Marshall & Ilsley, Metavante and/or other consolidated subsidiaries of Marshall & Ilsley. At March 31, 2007, there were 3.1 million shares of common stock available for future issuances.

Under another shelf registration statement, Marshall & Ilsley may issue up to $0.6 billion of medium-term Series F notes with maturities ranging from 9 months to 30 years and at fixed or floating rates. At March 31, 2007, Series F notes issued amounted to $250.0 million in aggregate principal amount. Marshall & Ilsley may issue up to $0.5 billion of medium-term MiNotes with maturities ranging from 9 months to 30 years and at fixed or floating rates. The MiNotes are issued in smaller denominations to attract retail investors. At March 31, 2007, MiNotes issued amounted to $0.2 billion in aggregate principal amount. Additionally, Marshall & Ilsley has a commercial paper program. At March 31, 2007, commercial paper outstanding amounted to $0.5 billion in aggregate principal amount.

Short-term borrowings represent contractual debt obligations with maturities of one year or less and amounted to $3.9 billion at March 31, 2007. Long-term borrowings amounted to $12.1 billion at March 31, 2007. The scheduled maturities of long-term borrowings including estimated interest payments at March 31, 2007 were as follows: $5.3 billion is due in less than one year; $3.3 billion is due in one to three years; $3.0 billion is due in three to five years; and $3.3 billion is due in more than five years. During the first quarter of 2007, Marshall & Ilsley issued shares of its common stock valued at $19.2 million to fund a portion of its 2006 obligations under its retirement and employee stock ownership plans. There have been no other substantive changes to Marshall & Ilsley’s contractual obligations as reported in Marshall & Ilsley’s Annual Report on Form 10-K for the year ended December 31, 2006.

Years Ended December 31, 2006, 2005 and 2004

Shareholders’ equity was $6.15 billion or 10.9% of total consolidated assets at December 31, 2006, compared to $4.74 billion or 10.2% of total consolidated assets at December 31, 2005.

In conjunction with the adoption of Staff Accounting Bulletin No. 108 and the determination that certain interest rate swaps did not qualify for hedge accounting, the cumulative effect of adjusting the reported carrying amount of the affected assets, liabilities and accumulated other comprehensive income as of January 1, 2006 resulted in a net reduction to Shareholders’ equity of $18.0 million.

In the second quarter of 2006, the Marshall & Ilsley Board authorized an increase in the quarterly cash dividend paid on Marshall & Ilsley’s common stock, from $0.24 per share to $0.27 per share, or 12.5%.

Shareholders’ equity at December 31, 2006 includes the effect of certain common stock issuances during the current year. During the first quarter of 2006, Marshall & Ilsley issued 527,864 shares of its common stock valued at $23.2 million in conjunction with Metavante’s acquisition of AdminiSource Inc. and issued 385,192 shares of its common stock valued at $16.9 million to fund its 2005 obligations under its retirement and employee stock ownership plans. During the second quarter of 2006, Marshall & Ilsley issued 13,672,665 shares of its common stock and exchanged fully vested stock options to purchase 119,816 of its common stock with a total value of $603.9 million in conjunction with Marshall & Ilsley’s acquisition of Gold Banc. Also during the second quarter of 2006, Marshall & Ilsley issued 3,069,328 shares of its common stock and exchanged fully vested stock options to purchase 412,317 of its common stock with a total value of $148.3 million in conjunction with Marshall & Ilsley’s acquisition of Trustcorp.

Marshall & Ilsley has a Stock Repurchase Program under which up to 12 million shares of Marshall & Ilsley’s common stock can be repurchased annually. During 2006, Marshall & Ilsley repurchased 1.0 million shares at an aggregate cost of $41.8 million or an average price of $41.79 per common share. There were no purchases under the program in 2005.

At December 31, 2006, the net loss in accumulated other comprehensive income amounted to $17.5 million which represents a positive change in accumulated other comprehensive income of $19.7 million since December 31, 2005. Net accumulated other comprehensive income associated with available for sale investment securities was a net loss of $22.0 million at December 31, 2006, compared to a net loss of $36.3 million at December 31, 2005, resulting in a net gain of $14.3 million over the twelve month period. The unrealized loss associated with the change in fair value of Marshall & Ilsley’s derivative financial instruments designated as cash flow hedges declined $0.6 million since December 31, 2005, resulting in a net increase in Shareholders’ equity. Accumulated other comprehensive income also includes for the first time, a net unrealized gain of $4.8 million which represents the amount required to adjust Marshall & Ilsley’s postretirement health benefit liability to its funded status as of December 31, 2006 in accordance with the new accounting standard on employers’ accounting for defined benefit pension and other postretirement plans.

In 2005, Marshall & Ilsley entered into an equity distribution agreement whereby Marshall & Ilsley may offer and sell up to 3.5 million shares of its common stock from time to time through certain designated sales agents. However, Marshall & Ilsley will not sell more than the number of shares of its common stock necessary for the aggregate gross proceeds from such sales to reach $150.0 million. No sales occurred in 2006. The aggregate gross proceeds available for future sales were approximately $143.3 million at December 31, 2006.

During the third quarter of 2004, Marshall & Ilsley and M&I Capital Trust B issued 16,000,000 units of Common SPACESSM. Each unit has a stated value of $25.00 for an aggregate value of $400.0 million. Each

Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25, a fraction of a share of Marshall & Ilsley’s common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B, also referred to as the STACKSSM, with each share having an initial liquidation amount of $1,000. The stock purchase date is expected to be August 15, 2007, but could be deferred for quarterly periods until August 15, 2008.

Each stock purchase contract underlying a Common SPACES obligates the investor to purchase on the stock purchase date for an amount in cash equal to the $25 stated amount of the Common SPACES, a number of shares of common stock equal to the settlement rate.

The settlement rate for each purchase contract will be set on August 15, 2007 (regardless of whether the stock purchase date is deferred beyond August 15, 2007). If the applicable market value (the average of the closing price per share of Marshall & Ilsley’s common stock for the 20 consecutive trading days ending on the third trading day immediately preceding August 15, 2007) of common stock is equal to or greater than $46.28, the settlement rate will be 0.5402 shares of common stock, which is equal to the stated amount divided by $46.28. If the applicable market value of common stock is less than $46.28 but greater than $37.32, the settlement rate will be the number of shares of common stock equal to $25 divided by the applicable market value. If the applicable market value of common stock is less than or equal to $37.32, the settlement rate will be 0.6699, which is the state amount divided by $37.32. The settlement rates are subject to adjustment, without duplication, upon the occurrence of certain anti-dilution events, including adjustments for dividends paid above $0.21 per share (the dividend rate at the time of the offering). The most recent quarterly dividend declared by Marshall & Ilsley was $0.27 per share. No adjustment to the fixed settlement rate will be made if the applicable market value of common stock is in the $37.32 to $46.28 range.

Marshall & Ilsley estimates that it will issue approximately 8.7 million to 10.9 million common shares to settle shares issuable pursuant to the stock purchase contracts. Before issuance of the common shares upon settlement of the stock purchase contracts, the stock purchase contracts will be reflected in diluted earnings per share calculations using the treasury stock method. Under the treasury stock method, Marshall & Ilsley expects there will be some dilutive effect on earnings per share for periods when the average market price of Marshall & Ilsley’s common stock for the reporting period is above $46.28 and that there could be some dilutive effect on earnings per share for periods when the average market price of Marshall & Ilsley’s common stock for the reporting period is above the average market price of Marshall & Ilsley’s common stock for the twenty trading days ending on the third trading day immediately preceding the end of the reporting period. There was no dilutive effect on diluted earnings per share for the years ended December 31, 2006, 2005 and 2004.

Federal and state banking laws place certain restrictions on the amount of dividends and loans that a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on Marshall & Ilsley’s ability to meet its cash obligations.

Marshall & Ilsley manages its liquidity to ensure that funds are available to each of its banks to satisfy the cash flow requirements of depositors and borrowers and to ensure Marshall & Ilsley’s own cash requirements are met. Marshall & Ilsley maintains liquidity by obtaining funds from several sources.

Marshall & Ilsley’s most readily available source of liquidity is its investment portfolio. Investment securities available for sale, which totaled $7.0 billion at December 31, 2006, represent a highly accessible source of liquidity. Marshall & Ilsley’s portfolio of held-to-maturity investment securities, which totaled $0.5 billion at December 31, 2006, provides liquidity from maturities and interest payments. Marshall & Ilsley’s loans held for sale provide additional liquidity. These loans represent recently funded loans that are prepared for delivery to investors, which generally occurs within thirty to ninety days after the loan has been funded.

Depositors within Marshall & Ilsley’s defined markets are another source of liquidity. Core deposits (demand, savings, money market and consumer time deposits) averaged $20.3 billion in 2006. Marshall & Ilsley’s banking affiliates may also access the Federal funds markets or utilize collateralized borrowings such as treasury demand notes or FHLB advances.

The banking affiliates may use wholesale deposits, which include foreign (Eurodollar) deposits. Wholesale deposits, which averaged $7.3 billion in 2006, are funds in the form of deposits generated through distribution channels other than Marshall & Ilsley’s own banking branches. These deposits allow Marshall & Ilsley’s banking subsidiaries to gather funds across a national geographic base and at pricing levels considered attractive, where the underlying depositor may be retail or institutional. Access to wholesale deposits also provides Marshall & Ilsley with the flexibility to not pursue single service time deposit relationships in markets that have experienced some unprofitable pricing levels.

Marshall & Ilsley utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These facilities provide access to funding sources substantially separate from the general credit risk of Marshall & Ilsley and its subsidiaries.

Marshall & Ilsley’s lead bank, M&I Bank, has implemented a bank note program. During 2006, M&I Bank amended the bank note program into a global bank note program that permits it to issue up and sell up to a maximum of US$13.0 billion aggregate principal amount (or the equivalent thereof in other currencies) at any one time outstanding of its senior global bank notes with maturities of seven days or more from their respective date of issue and subordinated global bank notes with maturities more than five years from their respective date of issue. The notes may be fixed rate or floating rate, and the exact terms will be specified in the applicable pricing supplement or the applicable program supplement. This program is intended to enhance liquidity by enabling M&I Bank to sell its debt instruments in global markets in the future without the delays that would otherwise be incurred. Bank notes outstanding at December 31, 2006, amounted to $6.6 billion of which $1.3 billion is subordinated and qualifies as supplementary capital for regulatory capital purposes.

The national capital markets represent a further source of liquidity to Marshall & Ilsley. Marshall & Ilsley has filed a number of shelf registration statements that are intended to permit Marshall & Ilsley to raise funds through sales of corporate debt and/or equity securities with a relatively short lead time.

During the third quarter of 2005, Marshall & Ilsley amended the shelf registration statement originally filed with the Securities and Exchange Commission during the second quarter of 2004 to include the equity distribution agreement previously discussed. That amended shelf registration statement enables Marshall & Ilsley to issue various securities, including debt securities, common stock, preferred stock, depositary shares, purchase contracts, units, warrants, and trust preferred securities, up to an aggregate amount of $3.0 billion. At December 31, 2006, approximately $1.3 billion was available for future securities issuances.

During the fourth quarter of 2004, Marshall & Ilsley filed a shelf registration statement with the Securities and Exchange Commission that will enable Marshall & Ilsley to issue up to 6.0 million shares of its common stock which may be offered and issued from time to time in connection with acquisitions by Marshall & Ilsley, Metavante and/or other subsidiaries of Marshall & Ilsley. At December 31, 2006, there were 3.1 million shares of common stock available for future issuances.

Under another shelf registration statement, Marshall & Ilsley may issue up to $0.6 billion of medium-term Series F notes with maturities ranging from 9 months to 30 years and at fixed or floating rates. As of December 31, 2006, $250.0 million of Series F notes had been issued. Marshall & Ilsley may issue up to $0.5 billion of medium-term MiNotes with maturities ranging from 9 months to 30 years and at fixed or floating rates. The MiNotes are issued in smaller denominations to attract retail investors. At December 31, 2006, MiNotes issued amounted to $0.2 billion in aggregate principal amount. Additionally, Marshall & Ilsley has a commercial paper program. At December 31, 2006, commercial paper outstanding amounted to $0.5 billion.

Contractual Obligations

The following table summarizes Marshall & Ilsley’s more significant contractual obligations at December 31, 2006. Excluded from the following table are a number of obligations to be settled in cash. These items are reflected in Marshall & Ilsley’s consolidated balance sheet and include deposits with no stated maturity, trade payables, accrued interest payable and derivative payables that do not require physical delivery of the underlying instrument.

		Payments Due by Period ($ in millions)
Contractual Obligations	Note Ref	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Certificate of Deposit and Other Time Deposit Obligations	(1)	$15,891.7	$12,945.5	$1,526.7	$416.7	$1,002.8
Short-term Debt Obligations	(2)	3,609.3	3,609.3	—	—	—
Long-term Debt Obligations	(3)	13,993.5	3,334.3	3,594.3	3,137.3	3,927.6
Capital Lease Obligations		0.1	0.1	—	—	—
Minimum Operating Lease Obligations		204.4	40.3	62.4	42.2	59.5
Obligations to Purchase Foreign Currencies	(4)	468.5	468.5	—	—	—
Purchase Obligations—Facilities (Additions, Repairs and Maintenance)		19.1	19.0	0.1	—	—
Purchase Obligations—Technology		88.4	85.4	2.6	0.4	—
Purchase Obligations—Other		15.5	8.2	7.3	—	—
Other Obligations:
Unfunded Investment Obligations	(5)	16.9	11.4	5.2	0.2	0.1
Defined Contribution Pension Obligations	(6)	67.5	67.5	—	—	—
Health and Welfare Benefits	(7)	—	—	—	—	—
Postretirement Benefit Obligations	(7)	7.0	7.0	—	—	—

Total		$34,381.9	$20,596.5	$5,198.6	$3,596.8	$4,990.0

Notes:

In the banking industry, interest-bearing obligations are principally utilized to fund interest-bearing assets. As such, interest charges on certificate of deposit and other time deposit obligations and short-term debt obligations were excluded from amounts reported, as the potential cash outflows would have corresponding cash inflows from interest-bearing assets. The same, although to a lesser extent, is the case with respect to interest charges on long-term debt obligations. As long-term debt obligations may be used for purposes other than to fund interest-bearing assets, an estimate of interest charges is included in the amounts reported.

(1)	Certain retail certificates of deposit and other time deposits give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal. Brokered certificates of deposits may be redeemed early upon the death or adjudication of incompetence of the holder.

(2)	See Note 14 in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement for a description of Marshall & Ilsley’s various short-term borrowings. Many short-term borrowings such as Federal funds purchased and security repurchase agreements and commercial paper are expected to be reissued and, therefor, do not necessarily represent an immediate need for cash.

(3)	See Note 15 in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement for a description of Marshall & Ilsley’s various long-term borrowings. The amounts shown in the table include interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon rates in effect at December 31, 2006. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(4)	See Note 21 in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement for a description of Marshall & Ilsley’s foreign exchange activities. Marshall & Ilsley generally matches commitments to deliver foreign currencies with obligations to purchase foreign currencies which minimizes the immediate need for cash.

(5)	Marshall & Ilsley also has unfunded obligations for certain investments in investment funds. Under the obligations for certain investments in investment funds Marshall & Ilsley could be required to invest an additional $47.5 million if the investment funds identify and commit to invest in additional qualifying investments. The investment funds have limited lives and defined periods for investing in new qualifying investments or providing additional funds to existing investments. As a result, the timing and amount of the funding requirements for these obligations are uncertain and could expire with no additional funding requirements.

(6)	See Note 19 in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement for a description of Marshall & Ilsley’s defined contribution program. The amount shown represents the unfunded contribution for the year ended December 31, 2006.

(7)	The health and welfare benefit plans are periodically funded throughout each plan year with participant contributions and Marshall & Ilsley’s portion of benefits expected to be paid.

Marshall & Ilsley has generally financed its growth through the retention of earnings and the issuance of debt. It is expected that future growth can be financed through internal earnings retention, additional debt offerings, or the issuance of additional common or preferred stock or other capital instruments.

Off-Balance Sheet Arrangements

Three Months Ended March 31, 2007 and 2006

As previously discussed, Marshall & Ilsley holds all of the common interest in M&I Capital Trust A, which issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures and a full guarantee issued by Marshall & Ilsley. During the first quarter of 2007, Marshall & Ilsley exercised its call option on $200.0 million of 7.65% junior subordinated deferrable interest debentures and the related cumulative preferred capital securities.

In conjunction with the 2006 banking acquisitions, Marshall & Ilsley acquired all of the common interests in four trusts that issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures in the principal amounts of $16.0 million, $30.0 million, $38.0 million and $15.0 million, respectively and full guarantees assumed by Marshall & Ilsley. Marshall & Ilsley does not consolidate these trusts in accordance with GAAP. At March 31, 2007, there have been no other substantive changes with respect to Marshall & Ilsley’s off-balance sheet activities as disclosed in Marshall & Ilsley’s Annual Report on Form 10-K for the year ended December 31, 2006. See Note 10 to the Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement for an update of Marshall & Ilsley’s securitization activities in the first quarter of 2007. Marshall & Ilsley continues to believe that based on the off-balance sheet arrangements with which it is presently involved, such off-balance sheet arrangements neither have, nor are reasonably likely to have, a material impact to its current or future financial condition, results of operations, liquidity or capital.

Years Ended December 31, 2006, 2005 and 2004

The term off-balance sheet arrangement describes the means through which companies typically structure off-balance sheet transactions or otherwise incur risks of loss that are not fully transparent to investors or other users of financial information. For example, in many cases, in order to facilitate transfer of assets or otherwise finance the activities of an unconsolidated entity, a company may be required to provide financial support designed to reduce the risks to the entity or other third parties. That financial support may take many different forms such as financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose the company to continuing risks or contingent liabilities regardless of whether or not they are recorded on the balance sheet.

Certain guarantees may be a source of potential risk to future liquidity, capital resources and results of operations. Guarantees may be in the form of contracts that contingently require the guarantor to make payments to the guaranteed party based on: (1) changes in an underlying instrument or variable such as a financial standby letter of credit; (2) failure to perform under an obligating agreement such as a performance standby letter of credit; and (3) indemnification agreements that require the indemnifying party to make payments to the indemnified party based on changes in an underlying instrument or variable that is related to an asset, a liability or an equity security of the indemnified party, such as an adverse judgment in a lawsuit. Marshall & Ilsley, for a fee, regularly enters into standby letters of credit transactions and provides certain indemnifications against loss in conjunction with software sales, merchant credit card processing and securities lending activities, which are described in detail in Notes 20 and 25 in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement.

Companies may structure and facilitate off-balance sheet arrangements by retaining an interest in assets transferred to an unconsolidated entity. Such interests may be in the form of a subordinated retained interest in a pool of receivables transferred to an unconsolidated entity, cash collateral accounts, recourse obligations or other forms of credit, liquidity, or market risk support. These subordinated interests protect the senior interests in the unconsolidated entity in the event a portion of the underlying transferred assets becomes uncollectible or there are insufficient funds to repay senior interest obligations. Marshall & Ilsley uses such arrangements primarily in conjunction with its indirect automobile lending activities that are described in detail in Note 10 in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement and in the discussion of critical accounting policies that follows this discussion.

As described in Note 15 in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement, Marshall & Ilsley holds all of the common interest in M&I Capital Trust A and M&I Capital Trust B which issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures and a full guarantee issued by Marshall & Ilsley. In conjunction with the banking acquisitions completed in 2006, Marshall & Ilsley acquired all of the common interests in an additional four trusts that also issued cumulative preferred capital securities that are supported by junior subordinated deferrable interest debentures in the aggregate principal amounts of $16.0 million, $30.0 million, $38.0 million and $15.0 million, respectively and full guarantees assumed by Marshall & Ilsley. Marshall & Ilsley does not consolidate any of these six trusts in accordance with GAAP.

At December 31, 2006, Marshall & Ilsley did not hold any material variable interests in entities that provide it liquidity, market risk or credit risk support, or engage in leasing, hedging or research and development services with Marshall & Ilsley. Based on the off-balance sheet arrangements with which it is presently involved, Marshall & Ilsley does not believe that such off-balance sheet arrangements either have, or are reasonably likely to have, a material impact to its current or future financial condition, results of operations, liquidity or capital.

Critical Accounting Policies

Three Months Ended March 31, 2007 and 2006

Marshall & Ilsley has established various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of Marshall & Ilsley’s consolidated financial statements. The significant accounting policies of Marshall & Ilsley are described in the footnotes to the Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement. Certain accounting policies involve significant judgments and assumptions by management that may have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of the operations of Marshall & Ilsley. Management continues to consider the following to be those accounting policies that require significant judgments and assumptions:

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents management’s estimate of probable losses inherent in Marshall & Ilsley’s loan and lease portfolio. Management evaluates the allowance each quarter to determine that it is adequate to absorb these inherent losses. This evaluation is supported by a methodology that identifies estimated losses based on assessments of individual problem loans and historical loss patterns of homogeneous loan pools. In addition, environmental factors, including economic conditions and regulatory guidance, unique to each measurement date are also considered. This reserving methodology has the following components:

Specific Reserve. Marshall & Ilsley’s internal risk rating system is used to identify loans and leases that meet the criteria as being “impaired” under the definition in SFAS 114. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. For impaired loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable. In general, these loans have been internally identified as credits requiring management’s attention due to underlying problems in the borrower’s business or collateral concerns. Subject to a minimum size, a quarterly review of these loans is performed to identify the specific reserve necessary to be allocated to each of these loans. This analysis considers expected future cash flows, the value of collateral and also other factors that may impact the borrower’s ability to make payments when due.

Collective Loan Impairment. This component of the allowance for loan and lease losses is comprised of two elements. First, Marshall & Ilsley makes a significant number of loans and leases, which due to their underlying similar characteristics, are assessed for loss as homogeneous pools. Included in the homogeneous pools are loans and leases from the retail sector and commercial loans under a certain size that have been excluded from the specific reserve allocation previously discussed. Marshall & Ilsley segments the pools by type of loan or lease and, using historical loss information, estimates a loss reserve for each pool.

The second element reflects management’s recognition of the uncertainty and imprecision underlying the process of estimating losses. The internal risk rating system is used to identify those loans within certain industry segments that based on financial, payment or collateral performance, warrant closer ongoing monitoring by management. The specific loans mentioned earlier are excluded from this analysis. Based on management’s judgment, reserve ranges are allocated to industry segments due to environmental conditions unique to the measurement period. Consideration is given to both internal and external environmental factors such as economic conditions in certain geographic or industry segments of the portfolio, economic trends, risk profile, and portfolio composition. Reserve ranges are then allocated using estimates of loss exposure that management has identified based on these economic trends or conditions.

The following factors were taken into consideration in determining the adequacy of the allowance for loan and lease losses at March 31, 2007:

The housing slowdown is impacting the performance of some of Marshall & Ilsley’s construction and land development loans. A re-balancing of supply and demand within the national housing market has reduced both absorption rates and valuations causing stress for some borrowers within this loan segment. These loans are geographically dispersed and are in both Marshall & Ilsley’s core and acquired loan portfolios.

At March 31, 2007, allowances for loan and lease losses continue to be carried for exposures to construction and land development loans, manufacturing, healthcare, production agriculture (including dairy and cropping operations), truck transportation, accommodation, general contracting and motor vehicle and parts dealers. The majority of the commercial charge-offs incurred during the past three years were in these industry segments. While most loans in these categories are still performing, Marshall & Ilsley continues to believe these sectors present a higher than normal risk due to their financial and external characteristics. Reduced revenues causing a declining utilization of the industry’s capacity levels can affect collateral values and the amounts realized through sale or liquidation.

During the first quarter of 2007, Marshall & Ilsley’s commitments to Shared National Credits were approximately $3.7 billion with usage averaging around 49%. Over time, many of Marshall & Ilsley’s largest charge-offs have come from the Shared National Credit portfolio. At March 31, 2007, Shared National Credit nonperforming loans amounted to $2.0 million. Marshall & Ilsley’s exposure to Shared National Credits is monitored closely given this lending group’s loss experience.

Marshall & Ilsley’s primary lending areas are Wisconsin, Arizona, Minnesota and Missouri. The vast majority of the assets acquired on April 1, 2006 from Gold Banc Corporation, Inc are in entirely new markets for Marshall & Ilsley. Included in these new markets are the Kansas City metropolitan area, Tulsa, Oklahoma, and Tampa, Sarasota and Bradenton, Florida. Each of these regions and markets has cultural and environmental factors that are unique to them. At March 31, 2007, the level of nonperforming loans for this portfolio segment was higher than Marshall & Ilsley’s average level of nonperforming loans.

At March 31, 2007, nonperforming loans and leases amounted to $351.7 million or 0.83% of consolidated loans and leases compared to $268.0 million or 0.64% of consolidated loans and leases at December 31, 2006, and $149.1 million or 0.42% of consolidated loans and leases at March 31, 2006. Nonaccrual loans and leases continue to be the primary source of nonperforming loans and leases.

Net charge-offs amounted to $14.7 million or 0.14% of average loans and leases in the first quarter of 2007 compared to $15.0 million or 0.14% of average loans and leases in the fourth quarter of 2006 and $6.0 million or 0.07% of average loans and leases in the first quarter of 2006. The ratio of recoveries to charge-offs was 19.8% for the three months ended March 31, 2007 as compared with the five year average ratio of recoveries to charge-offs of 30.4%.

Based on the above loss estimates, management determined its best estimate of the required allowance for loans and leases. Management’s evaluation of the factors described above resulted in an allowance for loan and lease losses of $423.1 million or 1.00% of loans and leases outstanding at March 31, 2007. The allowance for loan and lease losses was $420.6 million or 1.00% of loans and leases outstanding at December 31, 2006 and $368.8 million or 1.05% of loans and leases outstanding at March 31, 2006. Consistent with the credit quality trends noted above, the provision for loan and lease losses amounted to $17.1 million for the three months ended March 31, 2007. By comparison, the provision for loan and lease losses amounted to $11.0 million for the three months ended March 31, 2006. The resulting provisions for loan and lease losses are the amounts required to establish the allowance for loan and lease losses at the required level after considering charge-offs and recoveries. Management recognizes there are significant estimates in the process and the ultimate losses could be significantly different from those currently estimated.

Marshall & Ilsley has not materially changed any aspect of its overall approach in the determination of the allowance for loan and lease losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance. However, on an on-going basis Marshall & Ilsley continues to refine the methods used in determining management’s best estimate of the allowance for loan and lease losses.

Capitalized Software and Conversion Costs

Direct costs associated with the production of computer software that will be licensed externally or used in a service bureau environment are capitalized. Capitalization of such costs is subject to strict accounting policy criteria, although the appropriate time to initiate capitalization requires management judgment. Once the specific capitalized project is put into production, the software cost is amortized over its estimated useful life, generally four years. Each quarter, Marshall & Ilsley performs net realizable value tests to ensure the assets are recoverable. Such tests require management judgment as to the future sales and profitability of a particular product which involves, in some cases, multi-year projections. Technology changes and changes in customer requirements can have a significant impact on the recoverability of these assets and can be difficult to predict. Should significant adverse changes occur, estimates of useful life may have to be revised or write-offs would be required to recognize impairment. For the three months ended March 31, 2007 and 2006, the amount of software costs capitalized amounted to $14.0 million and $11.3 million, respectively. Amortization expense of software costs amounted to $14.3 million for the three months ended March 31, 2007 compared to $14.1 million for the three months ended March 31, 2006.

Direct costs associated with customer system conversions to the data processing operations are capitalized and amortized on a straight-line basis over the terms, generally five to seven years, of the related servicing contracts.

Capitalization only occurs when management is satisfied that such costs are recoverable through future operations or penalties (buyout fees) in case of early termination. For the three months ended March 31, 2007 and 2006, the amount of conversion costs capitalized amounted to $2.7 million and $2.4 million, respectively. Amortization expense of conversion costs amounted to $2.2 million and $2.3 million for the three months ended March 31, 2007 and the three months ended March 31, 2006, respectively.

Net unamortized costs were ($ in millions):

	March 31,
	2007	2006
Software	$159.3	$152.6
Conversions	29.4	26.9

Total	$188.7	$179.5

Marshall & Ilsley has not substantively changed any aspect of its overall approach in the determination of the amount of costs that are capitalized for software development or conversion activities. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the periodic amortization of such costs.

Financial Asset Sales and Securitizations

Marshall & Ilsley utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These financing entities are contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, Marshall & Ilsley provides liquidity and/or loss protection agreements. In determining whether the financing entity should be consolidated, Marshall & Ilsley considers whether the entity is a qualifying special-purpose entity (“QSPE”) as defined in SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. For non-consolidation, a QSPE must be demonstrably distinct, have significantly limited permitted activities, hold assets that are restricted to transferred financial assets and related assets, and can sell or dispose of non-cash financial assets only in response to specified conditions.

In December 2003, Marshall & Ilsley adopted Financial Accounting Standards Board Interpretation No. 46 (“FIN 46R”), Consolidation of Variable Interest Entities (revised December 2003). This interpretation addresses consolidation by business enterprises of variable interest entities. Transferors to QSPEs and “grandfathered” QSPEs subject to the reporting requirements of SFAS 140 are outside the scope of FIN 46R and do not consolidate those entities. With respect to Marshall & Ilsley’s securitization activities, the adoption of FIN 46R did not have an impact on its consolidated financial statements because its transfers are generally to QSPEs.

Marshall & Ilsley sells financial assets in a two-step process that results in a surrender of control over the assets as evidenced by true-sale opinions from legal counsel, to unconsolidated entities that securitize the assets. Marshall & Ilsley retains interests in the securitized assets in the form of interest-only strips and a cash reserve account. Gain or loss on sale of the assets depends in part on the carrying amount assigned to the assets sold allocated between the asset sold and retained interests based on their relative fair values at the date of transfer. The value of the retained interests is based on the present value of expected cash flows estimated using management’s best estimates of the key assumptions—credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved. Actual results can differ from expected results.

Marshall & Ilsley reviews the carrying values of the retained interests monthly to determine if there is a decline in value that is other than temporary and periodically reviews the propriety of the assumptions used based on current historical experience as well as the sensitivities of the carrying value of the retained interests to adverse changes in the key assumptions. Marshall & Ilsley believes that its estimates result in a reasonable carrying value of the retained interests.

For the three months ended March 31, 2007, net gains with the retained interests, held in the form of interest-only strips amounted to $0.1 million and are included in net investment securities gains in the Consolidated Statements of Income. During the first quarter of 2007, Marshall & Ilsley determined that there was a decline in the value of the retained interests that was other than temporary because actual credit losses exceeded expected credit losses. The realized gains of $0.6 million were offset by impairment losses of $0.5 million for the three months ended March 31, 2007.

Marshall & Ilsley regularly sells automobile loans to an unconsolidated multi-seller special purpose entity commercial paper conduit in securitization transactions in which servicing responsibilities and subordinated interests are retained. The outstanding balances of automobile loans sold in these securitization transactions were $936.3 million at March 31, 2007. At March 31, 2007, the carrying amount of retained interests amounted to $38.5 million.

Marshall & Ilsley has interests in an unconsolidated bankruptcy remote QSPE whose assets are debt securities that are classified as available for sale and are highly rated. The QSPE’s activities are limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days which is used to finance the purchase of the investment securities. Marshall & Ilsley provides liquidity back-up in the form of liquidity purchase agreements. In addition, Marshall & Ilsley acts as counterparty to interest rate swaps that enable the QSPE to hedge its interest rate risk. Such swaps are designated as free-standing derivative financial instruments in Marshall & Ilsley’s Consolidated Balance Sheet.

At March 31, 2007, highly rated investment securities in the amount of $345.8 million were outstanding in the QSPE to support the outstanding commercial paper.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

The determination of current and deferred income taxes is based on complex analyses of many factors, including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts currently due or owed, such as the timing of reversals of temporary differences and current accounting standards. The Federal and state taxing authorities who make assessments based on their determination of tax laws periodically review Marshall & Ilsley’s interpretation of Federal and state income tax laws. Tax liabilities could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities based on the completion of taxing authority examinations.

Effective January 1, 2007, Marshall & Ilsley adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, and there was no effect on the consolidated financial statements. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of the date of adoption the total amount of unrecognized tax benefits was $92.1 million, of which $71.8 million related to benefits that, if recognized, would impact the annual effective tax rate. Upon adoption of FIN 48, Marshall & Ilsley changed its policy to include interest and penalties related to income tax liabilities in income tax expense. Prior to adoption of FIN 48, Marshall & Ilsley recorded interest and penalties related to income tax liabilities to other expense, a component of income before income taxes. Included in the total liability for unrecognized tax benefits as of the date of adoption is $6.8 million of interest and no penalties.

Marshall & Ilsley, along with its subsidiaries, files income tax returns in the U.S. and various state jurisdictions. With limited exceptions, Marshall & Ilsley is no longer subject to examinations by federal and state taxing authorities for taxable years before 2003.

Marshall & Ilsley anticipates it is reasonably possible within 12 months of the adoption date that unrecognized tax benefits could be reduced up to approximately $22 million. The reduction would principally result from settlements with taxing authorities as it relates to the tax benefits associated with a 2002 stock issuance.

Years Ended December 31, 2006, 2005 and 2004

Marshall & Ilsley has established various accounting policies that govern the application of accounting principles generally accepted in the United States in the preparation of Marshall & Ilsley’s consolidated financial statements. The significant accounting policies of Marshall & Ilsley are described in the footnotes to the Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessors to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement. Certain accounting policies involve significant judgments and assumptions by management that may have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of the operations of Marshall & Ilsley. Management continues to consider the following to be those accounting policies that require significant judgments and assumptions:

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents management’s estimate of probable losses inherent in Marshall & Ilsley’s loan and lease portfolio. Management evaluates the allowance each quarter to determine that it is adequate to absorb these inherent losses. This evaluation is supported by a methodology that identifies estimated losses based on assessments of individual problem loans and historical loss patterns of homogeneous loan pools. In addition, environmental factors, including economic conditions and regulatory guidance, unique to each measurement date are also considered. This reserving methodology has the following components:

Specific Reserve. Marshall & Ilsley’s internal risk rating system is used to identify loans and leases that meet the criteria as being “impaired” under the definition in SFAS 114. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. For impaired loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable. In general, these loans have been internally identified as credits requiring management’s attention due to underlying problems in the borrower’s business or collateral concerns. Subject to a minimum size, a quarterly review of these loans is performed to identify the specific reserve necessary to be allocated to each of these loans. This analysis considers expected future cash flows, the value of collateral and also other factors that may impact the borrower’s ability to make payments when due.

Collective Loan Impairment. This component of the allowance for loan and lease losses is comprised of two elements. First, Marshall & Ilsley makes a significant number of loans and leases, which due to their underlying similar characteristics, are assessed for loss as homogeneous pools. Included in the homogeneous pools are loans and leases from the retail sector and commercial loans under a certain size that have been excluded from the specific reserve allocation previously discussed. Marshall & Ilsley segments the pools by type of loan or lease and, using historical loss information, estimates a loss reserve for each pool.

The second element reflects management’s recognition of the uncertainty and imprecision underlying the process of estimating losses. The internal risk rating system is used to identify those loans within certain industry segments that based on financial, payment or collateral performance, warrant closer ongoing monitoring by management. The specific loans mentioned earlier are excluded from this analysis. Based on management’s judgment, reserve ranges are allocated to industry segments due to environmental conditions unique to the measurement period. Consideration is given to both internal and external environmental factors such as economic conditions in certain geographic or industry segments of the portfolio, economic trends, risk profile, and portfolio composition. Reserve ranges are then allocated using estimates of loss exposure that management has identified based on these economic trends or conditions.

Marshall & Ilsley has not materially changed any aspect of its overall approach in the determination of the allowance for loan and lease losses. There have been no material changes in estimation techniques as compared to prior periods that impacted the determination of the current period allowance. However, on an on-going basis Marshall & Ilsley continues to refine the methods used in determining management’s best estimate of the allowance for loan and lease losses.

The following factors were taken into consideration in determining the adequacy of the allowance for loan and lease losses at December 31, 2006:

•

The recent slowdown in the housing market is having an impact on the performance of some of Marshall & Ilsley’s construction and land development loans. A re-balancing of supply and demand within the national housing market has reduced both absorption rates and valuations causing stress for some borrowers within this loan segment. These loans are geographically dispersed and are in both Marshall & Ilsley’s core and acquired loan portfolios. Marshall & Ilsley has taken these exposures into consideration in determining the adequacy of its allowance for loan and lease losses.

•

At December 31, 2006, allowances for loan and lease losses continue to be carried for exposures to manufacturing, healthcare, production agriculture (including dairy and cropping operations), truck transportation, accommodation, general contracting, motor vehicle and parts dealers and construction and land development loans secured by vacant land. The majority of the commercial charge-offs incurred in recent periods were in these industry segments. While most loans in these categories are still performing, Marshall & Ilsley continues to believe these sectors present a higher than normal risk due to their financial and external characteristics.

•

During the fourth quarter of 2006, Marshall & Ilsley’s commitments to Shared National Credits were approximately $3.7 billion with usage averaging around 48%. Many of Marshall & Ilsley’s largest charge-offs have come from the Shared National Credit portfolio. Although these factors result in an increased risk profile, as of December 31, 2006, there were no Shared National Credit nonperforming loans. Marshall & Ilsley’s exposure to Shared National Credits is monitored closely given this lending group’s loss experience.

•

Marshall & Ilsley’s primary lending areas are Wisconsin, Arizona, Minnesota and Missouri. The vast majority of the assets acquired from Gold Banc are in entirely new markets for Marshall & Ilsley. Included in these new markets is the Kansas City metropolitan area, Tulsa, Oklahoma, and Tampa, Sarasota and Bradenton, Florida. Each of these regions and markets has cultural and environmental factors that are unique to them.

•

At December 31, 2006, nonperforming loans and leases amounted to $268.0 million or 0.64% of consolidated loans and leases compared to $140.6 million or 0.41% at December 31, 2005 and $132.4 million or 0.45% at December 31, 2004. Nonperforming loans associated with the banking acquisitions amounted to $61.6 million or approximately 23.0% of total nonperforming loans at December 31, 2006. Nonaccrual loans and leases increased $130.2 million at year-end 2006 compared to year-end 2005. The net increase was primarily due to increases in all types of nonaccrual real estate loans.

•

Net charge-offs amounted to $39.0 million or 0.10% of average loans and leases in 2006 compared with $39.1 million or 0.12% of average loans and leases in 2005 and $29.4 million or 0.11% of average loans and leases in 2004. The ratio of net charge-offs to average loans and leases to some extent reflects a higher than normal level of recoveries. However, the ratio of recoveries to charge-offs in 2006 trended closer to average historical experience. Although positive resolutions continue to be achieved on prior charge-offs, recoveries are expected to continue to trend downwards. Management expects net charge-offs to be more in the range of 0.15% to 0.20%.

Based on the above loss estimates, management determined its best estimate of the required allowance for loans and leases. Management’s evaluation of the factors described above resulted in an allowance for loan and lease losses of $420.6 million or 1.00% of loans and leases outstanding at December 31, 2006. The allowance for loan and lease losses was $363.8 million or 1.06% of loans and leases outstanding at December 31, 2005. Consistent with the credit quality trends noted above, the provision for loan and lease losses amounted to $50.6 million in 2006, compared to $44.8 million and $38.0 million in 2005 and 2004, respectively. The resulting provisions for loan and lease losses are the amounts required to establish the allowance for loan and lease losses at the required level after considering charge-offs and recoveries. Management recognizes there are significant estimates in the process and the ultimate losses could be significantly different from those currently estimated.

Capitalized Software and Conversion Costs

Direct costs associated with the production of computer software that will be licensed externally or used in a service bureau environment are capitalized. Capitalization of such costs is subject to strict accounting policy criteria, although the appropriate time to initiate capitalization requires management judgment. Once the specific capitalized project is put into production, the software cost is amortized over its estimated useful life, generally four years. Each quarter, Marshall & Ilsley performs net realizable value tests to ensure the assets are recoverable. Such tests require management judgment as to the future sales and profitability of a particular product which involves, in some cases, multi-year projections. Technology changes and changes in customer requirements can have a significant impact on the recoverability of these assets and can be difficult to predict. Should significant adverse changes occur, estimates of useful life may have to be revised or write-offs would be required to recognize impairment. For the years ended December 31, 2006 and 2005, the amount of software costs capitalized amounted to $48.6 million and $40.8 million, respectively. Amortization expense of software costs amounted to $53.4 million and $57.7 million for the years ended December 31, 2006 and 2005, respectively.

During 2004, Metavante determined that certain products had limited growth potential. As a result of strategic product reviews and the results of net realizable tests on these products, Metavante determined that the capitalized software and other assets associated with the products were impaired. Total capitalized software costs written off amounted to $8.7 million and are included in other noninterest expense in 2004.

Direct costs associated with customer system conversions to the data processing operations are capitalized and amortized on a straight-line basis over the terms, generally five to seven years, of the related servicing contracts.

Capitalization only occurs when management is satisfied that such costs are recoverable through future operations or buyout fees in case of early termination. For the years ended December 31, 2006 and 2005, the amount of conversion costs capitalized amounted to $11.6 million and $10.5 million, respectively. Amortization expense of conversion costs amounted to $10.1 million and $10.5 million for the years ended December 31, 2006 and 2005, respectively.

Net unamortized costs, which are included in Accrued Interest and Other Assets in the Consolidated Balance Sheets, at December 31, were ($ in millions):

	2006	2005
Software	$152.0	$154.0
Conversions	28.8	26.7

Total	$180.8	$180.7

Marshall & Ilsley has not substantively changed any aspect to its overall approach in the determination of the amount of costs that are capitalized for software development or conversion activities. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the periodic amortization of such costs.

Financial Asset Sales and Securitizations

Marshall & Ilsley utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These financing entities are contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, Marshall & Ilsley provides liquidity and/or loss protection agreements. In determining whether the financing entity should be consolidated, Marshall & Ilsley considers whether the entity is a QSPE as defined in SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. For non-consolidation, a QSPE must be demonstrably distinct, have significantly limited permitted activities, hold assets that are restricted to transferred financial assets and related assets, and can sell or dispose of non-cash financial assets only in response to specified conditions.

In December 2003, Marshall & Ilsley adopted FIN 46R, Consolidation of Variable Interest Entities (revised December 2003). This interpretation addresses consolidation by business enterprises of variable interest entities.

Transferors to QSPEs and “grandfathered” QSPEs subject to the reporting requirements of SFAS 140 are outside the scope of FIN 46R and do not consolidate those entities. With respect to Marshall & Ilsley’s securitization activities, the adoption of FIN 46R did not have an impact on its consolidated financial statements because its transfers are generally to QSPEs.

Marshall & Ilsley sells financial assets in a two-step process that results in a surrender of control over the assets, as evidenced by true-sale opinions from legal counsel, to unconsolidated entities that securitize the assets. Marshall & Ilsley retains interests in the securitized assets in the form of interest-only strips and cash reserve accounts. Gain or loss on sale of the assets depends in part on the carrying amount assigned to the assets sold allocated between the asset sold and retained interests based on their relative fair values at the date of transfer. The value of the retained interests is based on the present value of expected cash flows estimated using management’s best estimates of the key assumptions—credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved. Actual results can differ from expected results.

Marshall & Ilsley reviews the carrying values of the retained interests monthly to determine if there is a decline in value that is other than temporary and periodically reviews the propriety of the assumptions used based on current historical experience as well as the sensitivities of the carrying value of the retained interests to adverse changes in the key assumptions. Marshall & Ilsley believes that its estimates result in a reasonable carrying value of the retained interests.

Net gains associated with the retained interests, held in the form of interest—only strips amounted to $0.9 million in 2006 compared to $1.0 million in 2005 and are included in net investment securities gains in the Consolidated Statements of Income of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement. During 2006, Marshall & Ilsley realized $4.0 million in gains that were offset by impairment losses of $3.1 million. There were no impairment losses in 2005. The gains realized in 2006 and 2005 resulted from the excess of cash received over the carrying amount of certain interest-only strips. The impairment in 2006 was a result of the differences between the actual credit losses experienced compared to the expected credit losses used in measuring certain interest-only strips. Those impairments were deemed to be other than temporary.

Marshall & Ilsley regularly sells automobile loans to an unconsolidated multi-seller special purpose entity commercial paper conduit in securitization transactions in which servicing responsibilities and subordinated interests are retained. The outstanding balances of automobile loans sold in these securitization transactions were $948.2 million and $954.2 million at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the carrying amount of retained interests amounted to $34.3 million and $25.9 million, respectively.

Marshall & Ilsley also sells, from time to time, debt securities classified as available for sale that are highly rated to an unconsolidated bankruptcy remote QSPE whose activities are limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days which is used to finance the purchase of the investment securities. Marshall & Ilsley provides liquidity back-up in the form of Liquidity Purchase Agreements. In addition, Marshall & Ilsley acts as counterparty to interest rate swaps that enable the QSPE to hedge its interest rate risk. Such swaps are designated as free standing derivative financial instruments in Marshall & Ilsley’s Consolidated Balance Sheet.

At December 31, 2006, highly rated investment securities in the amount of $358.9 million were outstanding in the QSPE to support the outstanding commercial paper.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

The determination of current and deferred income taxes is based on complex analyses of many factors, including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts currently due or owed, such as the timing of reversals of temporary differences and current accounting standards. The Federal and state taxing authorities who make assessments based on their determination of tax laws periodically review Marshall & Ilsley’s interpretation of Federal and state income tax laws. Tax liabilities could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities based on the completion of taxing authority examinations.

In June 2006, FASB issued FIN 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The provisions of FIN 48 were effective beginning January 1, 2007. The financial statement impact of adopting FIN 48 was not material.

New Accounting Pronouncements

A discussion of new accounting pronouncements that are applicable to Marshall & Ilsley and have been or will be adopted by Marshall & Ilsley is included in Note 1 in Notes to Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement.

Quantitative and Qualitative Disclosures About Market Risk

Updated information regarding Marshall & Ilsley’s use of derivative financial instruments is contained in Note 14 of the Notes to the Unaudited Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement.

Three Months Ended March 31, 2007 and 2006

Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices, and other relevant market rate or price risk. Marshall & Ilsley faces market risk through trading and other than trading activities. While market risk that arises from trading activities in the form of foreign exchange and interest rate risk is immaterial to Marshall & Ilsley, market risk from other than trading activities in the form of interest rate risk is measured and managed through a number of methods.

Interest Rate Risk

Marshall & Ilsley uses financial modeling techniques to identify potential changes in income under a variety of possible interest rate scenarios. Financial institutions, by their nature, bear interest rate and liquidity risk as a necessary part of the business of managing financial assets and liabilities. Marshall & Ilsley has designed strategies to limit these risks within prudent parameters and identify appropriate risk / reward tradeoffs in the financial structure of the balance sheet.

The financial models identify the specific cash flows, repricing timing and embedded option characteristics of the assets and liabilities held by Marshall & Ilsley. Policies are in place to assure that neither earnings nor fair value at risk exceed appropriate limits. The use of a limited array of derivative financial instruments has allowed Marshall & Ilsley to achieve the desired balance sheet repricing structure while simultaneously meeting the desired objectives of both its borrowing and depositing customers.

The models used include measures of the expected repricing characteristics of administered rate (NOW, savings and money market accounts) and non-rate related products (demand deposit accounts, other assets and other liabilities). These measures recognize the relative insensitivity of these accounts to changes in market interest rates, as demonstrated through current and historical experiences. In addition to contractual payment information for most other assets and liabilities, the models also include estimates of expected prepayment characteristics for those items that are likely to materially change their payment structures in different rate environments, including residential mortgage products, certain commercial and commercial real estate loans and certain mortgage-related securities. Estimates for these sensitivities are based on industry assessments and are substantially driven by the differential between the contractual coupon of the item and current market rates for similar products.

This information is incorporated into a model that allows the projection of future income levels in several different interest rate environments. Earnings at risk are calculated by modeling income in an environment where rates remain constant, and comparing this result to income in a different rate environment, and then dividing this difference by Marshall & Ilsley’s budgeted operating income before taxes for the calendar year. Since future interest rate moves are difficult to predict, the following table presents two potential scenarios—a gradual increase of 100bp across the entire yield curve over the course of the year (+25bp per quarter), and a gradual decrease of 100bp across the entire yield curve over the course of the year (-25bp per quarter) for the balance sheet as of the indicated dates:

	Impact to Annual Pretax Income as of
	March 31, 2007	December 31, 2006	Pro Forma September 30, 2006	September 30, 2006	As Historically Reported
					June 30, 2006	March 31, 2006
Hypothetical Change in Interest Rate
100 basis point gradual:
Rise in rates	0.0%	0.5%	0.7%	(3.2)%	(0.3)%	(0.2)%
Decline in rates	(0.2)%	(0.6)%	(0.8)%	2.2%	0.3%	0.1%

The results as of September 30, 2006 reflect the effect of mark-to-market accounting (versus hedge accounting) for certain interest rate swaps that Marshall & Ilsley determined did not qualify for hedge accounting as previously discussed. The interest rate swaps were designed to hedge the change in fair value or cash flows of the underlying assets or liabilities and have performed effectively as economic hedges. Prior period results as shown and previously reported, were based on the assumption that the affected interest rate swaps qualified for hedge accounting. Marshall & Ilsley terminated the affected interest rate swaps early in the fourth quarter of 2006 in order to eliminate the earnings volatility associated with fluctuations in valuations under mark-to-market accounting. The pro forma results as of September 30, 2006, assumes that the affected interest rate swaps were terminated on September 30, 2006.

These results are based solely on the modeled parallel changes in market rates, and do not reflect the earnings sensitivity that may arise from other factors such as changes in the shape of the yield curve and changes in spread between key market rates. These results also do not include any management action to mitigate potential income variances within the simulation process. Such action could potentially include, but would not be limited to, adjustments to the repricing characteristics of any on- or off-balance sheet item with regard to short-term rate projections and current market value assessments.

Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Another component of interest rate risk is measuring the fair value at risk for a given change in market interest rates. Marshall & Ilsley also uses computer modeling techniques to determine the present value of all asset and liability cash flows (both on- and off-balance sheet), adjusted for prepayment expectations, using a market discount rate. The net change in the present value of the asset and liability cash flows in different market rate environments is the amount of fair value at risk from those rate movements. As of March 31, 2007, the fair value of equity at risk for a gradual 100bp shift in rates changed less than 2.0%.

Equity Risk

In addition to interest rate risk, Marshall & Ilsley incurs market risk in the form of equity risk. Marshall & Ilsley invests directly and indirectly through investment funds, in private medium-sized companies to help establish new businesses or recapitalize existing ones. These investments expose Marshall & Ilsley to the change in equity values for the portfolio companies. However, fair values are difficult to determine until an actual sale or liquidation transaction actually occurs. At March 31, 2007, the carrying value of total active capital markets investments amounted to approximately $49.4 million.

As of March 31, 2007, M&I Wealth Management administered $97.4 billion in assets and directly managed a portfolio of $22.9 billion. Marshall & Ilsley is exposed to changes in equity values due to the fact that fee income is partially based on equity balances. Quantification of this exposure is difficult due to the number of other variables affecting fee income. Interest rate changes can also have an effect on fee income for the above stated reasons.

Years Ended December 31, 2006, 2005 and 2004

Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices, and other relevant market rate or price risk. Marshall & Ilsley faces market risk through trading and other than trading activities. While market risk that arises from trading activities in the form of foreign exchange and interest rate risk is immaterial to Marshall & Ilsley, market risk from other than trading activities in the form of interest rate risk is measured and managed through a number of methods.

Interest Rate Risk

Marshall & Ilsley uses financial modeling techniques to identify potential changes in income under a variety of possible interest rate scenarios. Financial institutions, by their nature, bear interest rate and liquidity risk as a necessary part of the business of managing financial assets and liabilities. Marshall & Ilsley has designed strategies to limit these risks within prudent parameters and identify appropriate risk/reward tradeoffs in the financial structure of the balance sheet.

The financial models identify the specific cash flows, repricing timing and embedded option characteristics of the assets and liabilities held by Marshall & Ilsley. Policies are in place to assure that neither earnings nor fair value at risk exceed appropriate limits. The use of a limited array of derivative financial instruments has allowed Marshall & Ilsley to achieve the desired balance sheet repricing structure while simultaneously meeting the desired objectives of both its borrowing and depositing customers.

The models used include measures of the expected repricing characteristics of administered rate (NOW, savings and money market accounts) and non-rate related products (demand deposit accounts, other assets and other liabilities). These measures recognize the relative insensitivity of these accounts to changes in market interest rates, as demonstrated through current and historical experiences. In addition to contractual payment information for most other assets and liabilities, the models also include estimates of expected prepayment characteristics for those items that are likely to materially change their payment structures in different rate environments, including residential mortgage products, certain commercial and commercial real estate loans and certain mortgage-related securities. Estimates for these sensitivities are based on industry assessments and are substantially driven by the differential between the contractual coupon of the item and current market rates for similar products.

This information is incorporated into a model that allows the projection of future income levels in several different interest rate environments. Earnings at risk are calculated by modeling income in an environment where rates remain constant, and comparing this result to income in a different rate environment, and then dividing this difference by Marshall & Ilsley’s budgeted operating income before taxes for the calendar year. Since future interest rate moves are difficult to predict, the following table presents two potential scenarios—a gradual increase of 100bp across the entire yield curve over the course of the year (+25bp per quarter), and a gradual decrease of 100bp across the entire yield curve over the course of the year (-25bp per quarter) for the balance sheet as of December 31, 2006:

Hypothetical Change in Interest Rates	Impact to 2007 Pretax Income
100 basis point gradual rise in rates	0.5%
100 basis point gradual decline in rates	-0.6%

These results are based solely on the modeled parallel changes in market rates, and do not reflect the earnings sensitivity that may arise from other factors such as changes in the shape of the yield curve and changes in spread between key market rates. These results also do not include any management action to mitigate potential income variances within the simulation process. Such action could potentially include, but would not be limited to, adjustments to the repricing characteristics of any on- or off-balance sheet item with regard to short-term rate projections and current market value assessments.

Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Another component of interest rate risk is measuring the fair value at risk for a given change in market interest rates. Marshall & Ilsley also uses computer modeling techniques to determine the present value of all asset and liability cash flows (both on- and off-balance sheet), adjusted for prepayment expectations, using a market discount rate. The net change in the present value of the asset and liability cash flows in different market rate environments is the amount of fair value at risk from those rate movements. As of December 31, 2006 the fair value of equity at risk for a gradual 100bp shift in rates was less than 2.0% of the market value of Marshall & Ilsley.

Equity Risk

In addition to interest rate risk, Marshall & Ilsley incurs market risk in the form of equity risk. Marshall & Ilsley invests directly and indirectly through investment funds, in private medium-sized companies to help establish new businesses or recapitalize existing ones. These investments expose Marshall & Ilsley to the change in equity values for the companies of the portfolio companies. However, fair values are difficult to determine until an actual sale or liquidation transaction actually occurs. At December 31, 2006, the carrying value of total active capital markets investments amounted to approximately $46.6 million.

At December 31, 2006, M&I Wealth Management administered $95.5 billion in assets and directly managed $22.5 billion in assets. Exposure exists to changes in equity values due to the fact that fee income is partially based on equity balances. Quantification of this exposure is difficult due to the number of other variables affecting fee income. Interest rate changes can also have an effect on fee income for the above-stated reasons.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS OF NEW MARSHALL & ILSLEY

On April 3, 2007, Marshall & Ilsley, Merger Sub, Metavante, New Metavante and Investor entered into the investment agreement pursuant to which,

•

Marshall & Ilsley will separate into two publicly-traded companies: New Marshall & Ilsley, which will own and operate Marshall & Ilsley’s banking business, the issued and outstanding common stock of which will be 100% owned by Marshall & Ilsley shareholders, and New Metavante, which will own and operate Metavante’s business, the issued and outstanding common stock of which will be 75% owned by Marshall & Ilsley shareholders and the remaining 25% will be owned by Investor;

•

Marshall & Ilsley’s shareholders will receive three shares of New Marshall & Ilsley common stock and one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock held;

•	Investor will invest $625 million in New Metavante for an equity interest representing 25% of New Metavante common stock;

•	New Metavante and/or one or more of its subsidiaries will incur approximately $1.75 billion of indebtedness; and

•

Metavante will pay off certain intercompany indebtedness plus accrued and unpaid interest owed to Marshall & Ilsley (the amount currently owed is approximately $982 million) and New Metavante will contribute to New Marshall & Ilsley $1.665 billion in cash (which includes the $625 million of proceeds from the sale of the New Metavante common stock to Investor).

As a result of completion of the transactions contemplated by the investment agreement,

•

each holder of Marshall & Ilsley common stock as of the effective time of the holding company merger will have received three shares of New Marshall & Ilsley common stock and one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock held of record;

•

Investor will have received shares of New Metavante common stock that represent 25% of the shares of New Metavante common stock and a stock purchase right to acquire additional shares under certain circumstances in order to maintain its 25% ownership; and

•

each holder of Marshall & Ilsley common stock as of the effective time of the holding company merger that would otherwise be entitled to receive fractional shares of New Metavante common stock resulting from the holding company merger will have received cash in lieu of such fractional shares (and therefor will not receive shares of New Marshall & Ilsley common stock in respect of such fractional shares).

The shares of New Marshall & Ilsley common stock to be issued to the holders of Marshall & Ilsley common stock will represent 100% of the outstanding shares of New Marshall & Ilsley common stock and the shares of New Metavante common stock to be issued to the holders of Marshall & Ilsley common stock will represent 75% of the outstanding shares of New Metavante common stock.

See “The Transactions—Description of the Transactions” beginning on page [•].

The unaudited condensed pro forma consolidated balance sheet of New Marshall & Ilsley reflects the unaudited condensed consolidated historical balance sheet of Marshall & Ilsley as of March 31, 2007 as if the transactions had occurred on that date. The unaudited condensed pro forma consolidated income statements of New Marshall & Ilsley reflect the operations of Marshall & Ilsley for the three months ended March 31, 2007 and the operations of Marshall & Ilsley for the year ended December 31, 2006 as if the transactions had occurred on January 1, 2006 of the periods presented. Metavante’s historical financial information has been re-formatted to conform to the Marshall & Ilsley’s bank-holding company format used in the presentation of unaudited condensed pro forma consolidated financial statements.

The unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley presented below are derived from the historical consolidated financial statements of Marshall & Ilsley and adjusted to give effect to, among other things:

•	the contribution of Marshall & Ilsley to New Marshall & Ilsley;

•

the distribution of approximately 256,776,306 shares of New Marshall & Ilsley common stock in connection with the New Marshall & Ilsley share distribution (based on the number of shares of Marshall & Ilsley outstanding as of March 31, 2007);

•	the receipt of certain amounts of cash from Metavante; and

•	the removal of the operations of Metavante.

The share numbers and dollar and settlement amounts are based on Marshall & Ilsley share numbers and balances as of and for the periods presented.

The unaudited condensed pro forma consolidated balance sheet of New Marshall & Ilsley as of December 31, 2006 and the unaudited condensed pro forma consolidated income statements for the years ended December 31, 2005 and 2004, respectively, are derived from the historical financial statements of Marshall & Ilsley and have been adjusted only for the removal of operations of Metavante.

Regardless of the exact legal order of the various transactions, items that impact New Metavante are reflected in the unaudited condensed pro forma consolidated financial statements of New Metavante and items that impact New Marshall & Ilsley are reflected in the unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley.

The pro forma adjustments are based upon available information and assumptions that management of New Marshall & Ilsley believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate.

The unaudited condensed pro forma consolidated income statements presented below do not reflect any one-time charges or changes in certain costs expected to result from the transactions. Non-recurring charges related to the transaction, except for those costs actually incurred in the three months ended March 31, 2007, have been excluded from the unaudited condensed pro forma consolidated income statements. The additional estimated pre-tax, one-time charges that have been excluded include approximately $12.2 million related to the issuance of equity-based awards and approximately $21.3 million of transaction expenses. In addition, the unaudited condensed pro forma consolidated income statements do not give effect to reductions in certain costs New Marshall & Ilsley expects to occur associated with operating as a stand-alone company.

The unaudited condensed pro forma consolidated financial statements are for illustrative purposes only and do not reflect what New Marshall & Ilsley’s consolidated financial position or results of operations would have been had the transactions occurred on the dates indicated and are not indicative of New Marshall & Ilsley’s future financial position and future results of operations. The consolidated financial statements of New Marshall & Ilsley will reflect the effects of the transactions only from the date of completion of the transactions.

The unaudited condensed pro forma consolidated financial statements should be read in conjunction with the accompanying notes and the other financial information included or incorporated by reference elsewhere in this proxy statement/prospectus—information statement.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Marshall & Ilsley

As of March 31, 2007

($000’s except per share data)

	Historical Consolidated Marshall & Ilsley	Historical Consolidated Metavante (1)	Sub-Total	Adjustments			Pro Forma Consolidated New Marshall & Ilsley (5)
				Amount		Ref
Cash & cash equivalents	$1,248,892	$(47,886)	$1,201,006	$			$1,201,006
Interest bearing deposits at other banks	17,703	(2,287)	15,416				15,416
Investment securities	7,646,818	(77,336)	7,569,482				7,569,482
Loans held for sale	268,951	0	268,951				268,951
Loans and leases, net of unearned income	41,985,690	981,307	42,966,997		(982,000)	(3)	41,984,997
Allowance for loan and lease losses	(423,084)	0	(423,084)				(423,084)

Net loans and leases	41,562,606	981,307	42,543,913		(982,000)		41,561,913
Premises and equipment, net	575,983	(132,666)	443,317				443,317
Goodwill and other intangibles	3,245,471	(1,679,461)	1,566,010				1,566,010
Accrued interest and other assets	1,964,944	(566,007)	1,398,937				1,398,937

Total assets	$56,531,368	$(1,524,336)	$55,007,032		$(982,000)		$54,025,032

Total deposits	$32,635,300	$497,132	$33,132,432		$(290,000)	(4)	$32,842,432
Short-term borrowings	8,661,374	(313)	8,661,061		(2,357,000)	(4)	6,304,061
Accrued expenses and other liabilities	1,567,010	(708,138)	858,872				858,872
Long-term borrowings	7,313,758	(40)	7,313,718				7,313,718

Total liabilities	50,177,442	(211,359)	49,966,083		(2,647,000)		47,319,083
Total shareholders’ equity	6,353,926	(1,312,977)	5,040,949		1,665,000	(2)	6,705,949

Total liabilities and shareholders’ equity	$56,531,368	$(1,524,336)	$55,007,032		$(982,000)		$54,025,032

Book Value Per Share	$24.90						$26.27

Notes to Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Marshall & Ilsley as of March 31, 2007.

(1)	Represents the removal of historical Metavante from the historical Marshall & Ilsley’s (Accounting Predecessor to New Marshall & Ilsley) consolidated balance sheet and the effects of intercompany assets and liabilities. Metavante’s historical financial information has been re-formatted to conform to the Marshall & Ilsley’s bank-holding company format used in the presentation of unaudited condensed pro forma consolidated financial statements.

(2)	Represents receipt of cash dividend from New Metavante. The cash dividend received will come from the following sources:

Working capital	$290,000
Investor capital	625,000
New debt proceeds	750,000

Total dividend	$1,665,000

(3)	Represents receipt of $982.0 million in cash to retire Metavante’s debt owed to Marshall & Ilsley.

(4)	Assumes $290.0 million of the cash dividend comes from Metavante’s existing cash balances that are deposited with a Marshall & Ilsley subsidiary bank and $1,375.0 million of the dividend and the $982.0 million debt payment received are used to retire short-term borrowings in the form of Federal funds purchased.

(5)	The pro forma consolidated balance sheet only includes the effect of transaction costs incurred by Marshall & Ilsley through March 31, 2007 and does not include the estimated transaction related costs expected to be incurred by New Marshall & Ilsley of approximately $33.5 million.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Marshall & Ilsley

As of December 31, 2006

($000’s except per share data)

	Historical Consolidated Marshall & Ilsley	Historical Consolidated Metavante (1)	Pro Forma Consolidated New Marshall & Ilsley (2)
Cash & cash equivalents	$1,485,258	$(46,178)	$1,439,080
Interest bearing deposits at other banks	19,042	(3,284)	15,758
Investment securities	7,509,622	(68,329)	7,441,293
Loans held for sale	300,677	0	300,677
Loans and leases, net of unearned income	41,634,340	982,034	42,616,374
Allowance for loan and lease losses	(420,610)	0	(420,610)

Net loans and leases	41,213,730	982,034	42,195,764
Premises and equipment, net	571,637	(135,221)	436,416
Goodwill and other intangibles	3,212,102	(1,639,170)	1,572,932
Accrued interest and other assets	1,918,189	(539,517)	1,378,672

Total assets	$56,230,257	$(1,449,665)	$54,780,592

Total deposits	$34,084,382	$542,389	$34,626,771
Short-term borrowings	6,425,130	(395)	6,424,735
Accrued expenses and other liabilities	1,543,219	(729,525)	813,694
Long-term borrowings	8,026,155	0	8,026,155

Total liabilities	50,078,886	(187,531)	49,891,355
Total shareholders’ equity	6,151,371	(1,262,134)	4,889,237

Total liabilities and shareholders’ equity	$56,230,257	$(1,449,665)	$54,780,592

Book Value Per Share	$24.24		$19.30

Notes to Unaudited Condensed Consolidated Balance Sheet of New Marshall & Ilsley as of December 31, 2006.

(1)	Represents the removal of historical Metavante from the historical Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) consolidated balance sheet and the effects of intercompany assets and liabilities. Metavante’s historical financial information has been re-formatted to conform to the Marshall & Ilsley’s bank-holding company format used in the presentation of unaudited condensed pro forma consolidated financial statements.

(2)	The pro forma consolidated balance sheet does not include the effect of the cash dividend from New Metavante, the retirement of Metavante’s debt owed to Marshall & Ilsley or the effect of transaction costs to be incurred by Marshall & Ilsley.

Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley

For the Three Months Ended March 31, 2007

(000’s except per share data)

	Historical Consolidated Marshall & Ilsley	Historical Consolidated Metavante (1)	Sub-Total	Adjustments		Pro Forma Consolidated New Marshall & Ilsley (5)
				Amount	Ref
Interest income	$879,009	$10,507	$889,516	$(10,791)	(2)	$878,725
Interest expense	488,699	6,334	495,033	(34,527)	(3)	460,506

Net interest income	390,310	4,173	394,483	23,736		418,219
Provision for loan and lease losses	17,148	0	17,148			17,148

Net interest income after provision for loan and lease losses	373,162	4,173	377,335	23,736		401,071
Other income
Data processing services	356,373	(356,373)	0			0
Wealth management	60,706	0	60,706			60,706
Net gains related to Firstsource	8,028	(8,028)	0			0
Other	82,039	12,805	94,844			94,844

Total other income	507,146	(351,596)	155,550	0		155,550
Other expense
Salaries and benefits	297,123	(146,898)	150,225			150,225
Occupancy and equipment	59,325	(31,931)	27,394			27,394
Processing charges	30,837	1,009	31,846			31,846
Amortization of intangibles	11,281	(6,779)	4,502			4,502
Metavante transaction costs	1,465	0	1,465			1,465
Other	152,936	(85,863)	67,073			67,073

Other expense	552,967	(270,462)	282,505	0		282,505

Income before income taxes	327,341	(76,961)	250,380	23,736		274,116
Provision for income taxes	110,579	(27,686)	82,893	8,308	(4)	91,201

Net income	$216,762	$(49,275)	$167,487	$15,428		$182,915

Net Income Per Common Share:
Basic	$0.85					$0.72
Diluted	0.83					N/A (6)
Dividends Per Common Share	$0.27					$0.27
Weighted Average Common Shares:
Basic	255,493					255,493
Diluted	261,330					N/A (6)

Notes to the Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley for the Three Months Ended March 31, 2007

(1)	Represents the removal of historical Metavante from the historical Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) consolidated income statement and the effect of intercompany transactions. Metavante’s historical financial information has been re-formatted to conform to the Marshall & Ilsley’s bank-holding company format used in the presentation of unaudited condensed pro forma consolidated financial statements.

(2)	Represents the interest income adjustment due to retirement of $982.0 million of Metavante’s fixed rate debt owed to Marshall & Ilsley. The weighted average fixed interest rate used in the pro forma adjustments was 4.40%.

(3)	Represents interest expense adjustments resulting from the dividend paid by New Metavante to Marshall & Ilsley and the retirement of Metavante’s debt owed to Marshall & Ilsley. The pro forma adjustments assume $290.0 million of the dividend comes from Metavante’s existing cash balances using an estimated rate of 5.06%, which is equal to the average interest rate paid on overnight deposits for the three months ended March 31, 2007. The pro forma adjustments also assume that the remaining cash of $2,357.0 million is used to reduce Federal funds purchased using an estimated rate of 5.31% which is equal to the average interest rate paid on Federal funds purchased for the three months ended March 31, 2007.

An increase or decrease in interest rates of 12.5 basis points (1/8th) would increase or decrease interest expense by $816 and increase or decrease pro forma net income by $530.

(4)	Assumes a statutory income tax rate of 35%.

(5)	The pro forma consolidated income statement only includes the effect of transaction costs incurred by Marshall & Ilsley in the three months ended March 31, 2007 and does not include the estimated transaction related costs expected to be incurred by New Marshall & Ilsley of approximately $33.5 million.

(6)	The dilutive effect of stock options outstanding depends on the price of New Marshall & Ilsley common stock after the transaction is completed and is therefore not subject to a reliable estimate.

Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley

For the Twelve Months Ended December 31, 2006

(000’s except per share data)

	Historical Consolidated Marshall & Ilsley	Historical Consolidated Metavante (1)	Sub-Total	Adjustments		Pro Forma Consolidated New Marshall & Ilsley (5)
				Amount	Ref
Interest income	$3,212,500	$41,734	$3,254,234	$(43,163)	(2)	$3,211,071
Interest expense	1,722,201	24,477	1,746,678	(132,666)	(3)	1,614,012

Net interest income	1,490,299	17,257	1,507,556	89,503		1,597,059
Provision for loan and lease losses	50,551	0	50,551			50,551

Net interest income after provision for loan and lease losses	1,439,748	17,257	1,457,005	89,503		1,546,508
Other income
Data processing services	1,382,658	(1,382,658)	0			0
Wealth management	221,554	0	221,554			221,554
Net derivative losses—discontinued hedges	(18,449)	0	(18,449)			(18,449)
Other	329,658	48,923	378,581			378,581

Total other income	1,915,421	(1,333,735)	581,686	0		581,686
Other expense
Salaries and benefits	1,210,107	(596,714)	613,393			613,393
Occupancy and equipment	244,047	(140,066)	103,981			103,981
Processing charges	110,050	14,176	124,226			124,226
Amortization of intangibles	45,373	(26,730)	18,643			18,643
Other	549,960	(326,661)	223,299			223,299

Other expense	2,159,537	(1,075,995)	1,083,542	0		1,083,542

Income before income taxes	1,195,632	(240,483)	955,149	89,503		1,044,652
Provision for income taxes	387,794	(80,359)	307,435	31,326	(4)	338,761

Net income	$807,838	$(160,124)	$647,714	$58,177		$705,891

Net Income Per Common Share:
Basic	$3.24					$2.83
Diluted	3.17					N/A	(6)
Dividends Per Common Share	$1.05					$1.05
Weighted Average Common Shares:
Basic	249,163					249,163
Diluted	254,584					N/A	(6)

Notes to the Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley For the Twelve Months Ended December 31, 2006

(1)	Represents the removal of historical Metavante from the historical Marshall & Ilsley’s (Accounting Predecessor to New Marshall & Ilsley) consolidated income statement and the effect of intercompany transactions. Metavante’s historical financial information has been re-formatted to conform to the Marshall & Ilsley’s bank-holding company format used in the presentation of unaudited condensed pro forma consolidated financial statements.

(2)	Represents the interest income adjustment due to retirement of $982.0 million of Metavante’s fixed rate debt owed to Marshall & Ilsley. The weighted average fixed interest rate used in the pro forma adjustments was 4.40%.

(3)	Represents interest expense adjustments resulting from the dividend paid by New Metavante to Marshall & Ilsley and the retirement of Metavante’s debt owed to Marshall & Ilsley. The pro forma adjustments assume $290.0 million of the dividend comes from Metavante’s existing cash balances using an estimated rate of 4.76%, which is equal to the average interest rate paid on overnight deposits. The pro forma adjustments also assume that the remaining cash of $2,357.0 million is used to reduce Federal funds purchased using an estimated rate of 5.04%, which is equal to the average interest rate paid on Federal funds purchased for the twelve months ended December 31, 2006.

An increase or decrease in interest rates of 12.5 basis points (1/8th) would increase or decrease interest expense by $3,309 and increase or decrease pro forma net income by $2,151.

(4)	Assumes a statutory income tax rate of 35%.

(5)	The pro forma consolidated income statement does not include the effect of the estimated transaction related costs expected to be incurred by New Marshall & Ilsley.

(6)	The dilutive effect of stock options outstanding depends on the price of New Marshall & Ilsley common stock after the transaction is completed and is therefore not subject to a reliable estimate.

Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley

For the Twelve Months Ended December 31, 2005

(000’s except per share data)

	Historical Consolidated Marshall & Ilsley	Historical Consolidated Metavante (1)	Pro Forma Consolidated New Marshall & Ilsley (2)
Interest income	$2,246,631	$42,428	$2,289,059
Interest expense	981,397	17,250	998,647

Net interest income	1,265,234	25,178	1,290,412
Provision for loan and lease losses	44,795	0	44,795
Net interest income after provision for loan and lease losses	1,220,439	25,178	1,245,617
Other income
Data processing services	1,185,024	(1,185,024)	0
Wealth management	191,720	0	191,720
Net investment securities gains	45,514	0	45,514
Other	294,001	42,356	336,357

Total other income	1,716,259	(1,142,668)	573,591
Other expense
Salaries and benefits	1,074,758	(524,899)	549,859
Occupancy and Equipment	215,598	(130,344)	85,254
Processing charges	62,646	38,656	101,302
Amortization of intangibles	31,103	(18,049)	13,054
Other	494,939	(289,983)	204,956

Other expense	1,879,044	(924,619)	954,425

Income before income taxes	1,057,654	(192,871)	864,783
Provision for income taxes	351,464	(73,340)	278,124

Net income	$706,190	$(119,531)	$586,659

Net Income Per Common Share:
Basic	$3.06		$2.54
Diluted	2.99		N/A	(3)
Dividends Per Common Share	$0.93		$0.93
Weighted Average Common Shares:
Basic	230,849		230,849
Diluted	236,031		N/A	(3)

Notes to the Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley for the Twelve Months Ended December 31, 2005

(1)	Represents the removal of historical Metavante from the historical Marshall & Ilsley’s (Accounting Predecessor to New Marshall & Ilsley) consolidated income statement and the effect of intercompany transactions. Metavante’s historical financial information has been re-formatted to conform to the Marshall & Ilsley’s bank-holding company format used in the presentation of unaudited condensed pro forma consolidated financial statements.

(2)	The pro forma consolidated income statement does not include the effect of the cash dividend from New Metavante, the retirement of Metavante’s debt owed to Marshall & Ilsley or the effect of transaction costs to be incurred by Marshall & Ilsley.

(3)	The dilutive effect of stock options outstanding depends on the price of New Marshall & Ilsley common stock after the transaction is completed and is therefore not subject to a reliable estimate.

Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley

For the Twelve Months Ended December 31, 2004

(000’s except per share data)

	Historical Consolidated Marshall & Ilsley	Historical Consolidated Metavante (1)	Pro Forma Consolidated New Marshall & Ilsley (2)
Interest income	$1,694,355	$22,555	$1,716,910
Interest expense	533,798	4,777	538,575

Net interest income	1,160,557	17,778	1,178,335
Provision for loan and lease losses	37,963	0	37,963

Net interest income after provision for loan and lease losses	1,122,594	17,778	1,140,372
Other income
Data processing services	934,128	(934,128)	0
Wealth management	175,119	0	175,119
Net investment securities gains	35,336	0	35,336
Other	273,347	43,553	316,900

Total other income	1,417,930	(890,575)	527,355
Other expense
Salaries and benefits	919,431	(424,969)	494,462
Occupancy and equipment	192,859	(112,892)	79,967
Processing charges	52,239	40,704	92,943
Amortization of intangibles	27,852	(10,925)	16,927
Other	436,303	(238,869)	197,434

Other expense	1,628,684	(746,951)	881,733

Income before income taxes	911,840	(125,846)	785,994
Provision for income taxes	305,987	(49,032)	256,955

Net income	$605,853	$(76,814)	$529,039

Net Income Per Common Share:
Basic	$2.72		$2.37
Diluted	2.66		N/A	(3)
Dividends Per Common Share	$0.81		$0.81
Weighted Average Common Shares:
Basic	222,801		222,801
Diluted	227,546		N/A	(3)

Notes to the Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley for the Twelve Months Ended December 31, 2004

(1)	Represents the removal of historical Metavante from the historical Marshall & Ilsley’s (Accounting Predecessor to New Marshall & Ilsley) consolidated income statement and the effect of intercompany transactions. Metavante’s historical financial information has been re-formatted to conform to the Marshall & Ilsley’s bank-holding company format used in the presentation of unaudited condensed pro forma consolidated financial statements.

(2)	The pro forma consolidated income statement does not include the effect of the cash dividend from New Metavante, the retirement of Metavante’s debt owed to Marshall & Ilsley or the effect of transaction costs to be incurred by Marshall & Ilsley.

(3)	The dilutive effect of stock options outstanding depends on the price of New Marshall & Ilsley common stock after the transaction is completed and is therefore not subject to a reliable estimate.

MANAGEMENT OF NEW MARSHALL & ILSLEY

Directors and Executive Officers

The New Marshall & Ilsley board of directors following the transactions will be made up of the same members as the Marshall & Ilsley Board. The board will be comprised of 17 directors, a majority of whom will be considered independent under the independence requirements of the New York Stock Exchange. The New Marshall & Ilsley executive officers following the transactions will be the same individuals as the current Marshall & Ilsley executive officers, other than executives that will become executives of New Metavante.

Set forth below is information concerning those persons that New Marshall & Ilsley expects to become its executive officers and directors as of the closing date.

Executive Officers of New Marshall & Ilsley

Name and Age (as of May 1, 2007)	Officers
Dennis J. Kuester Age 65	Will be the Chairman of the Board of Directors of New Marshall & Ilsley and has been the Chairman of the Board of Directors of Marshall & Ilsley since January 2005, Chief Executive Officer from January 2002 to April 2007, and President of Marshall & Ilsley from 1987 to 2005; Chairman of the Board since October 2001, Chief Executive Officer from October 2001 to April 2007, President from 1989 to October 2001 and Director since 1989, M&I Marshall & Ilsley Bank; Chairman of the Board and Director, Metavante Corporation. Also a director of the Federal Reserve Bank of Chicago, Modine Manufacturing Company, Wausau Paper Corp., Krueger International, Inc., Super Steel Products Corp., YMCA of Metropolitan Milwaukee, Froedtert Hospital, Medical College of Wisconsin and the Lynde and Harry Bradley Foundation and Chairman of the Board of Christian Stewardship Foundation. A Director since February 1994. Will also be the Chairman of the Board of Directors of New Metavante.

Mark F. Furlong Age 50	Will be New Marshall & Ilsley’s Chief Executive Officer and President. He has served as Chief Executive Officer since April 2007, President since April 2005, Executive Vice President from January 2002 to April 2005, Senior Vice President from April 2001 to January 2002, and Chief Financial Officer from April 2006 to June 2006 and April 2001 to October 2004 of Marshall & Ilsley; Director and President of M&I Marshall & Ilsley Bank since July 2004 and Chief Executive Officer since April 2007; Director, Vice President and Treasurer of M&I Capital Markets Group, L.L.C. and M&I Ventures L.L.C.; Director of Metavante, Marshall & Ilsley Trust Company National Association, M&I Bank Mayville, M&I Equipment Finance Company and Milease, LLC; Senior Vice President of Southwest Bank of St. Louis; Executive Vice President and Chief Financial Officer of Old Kent Financial Corporation from 1998 to 2001; and a First Vice President/Director of Corporate Development/Commercial Banking of H.F. Ahmanson & Co. from 1992 to 1998.

Ryan R. Deneen Age 42	Will be New Marshall & Ilsley’s Senior Vice President, Director of Corporate Tax. He has served as Senior Vice President, Director of Corporate Tax of Marshall & Ilsley since December 2003, Director and President of M&I Business Credit Holdings, Inc.; President and Secretary of M&I Marshall & Ilsley Holdings II, Inc; Director of M&I MEDC Fund, LLC and Milease, LLC since 2004; and a Partner with KPMG LLP, a public accounting firm, from 1997 to November 2003.

Name and Age (as of May 1, 2007)	Officers

Tom Ellis Age 50	Will be New Marshall & Ilsley’s Senior Vice President. He has served as Senior Vice President of Marshall & Ilsley since February 2005; Executive Vice President of M&I Marshall & Ilsley Bank since February 2005, Senior Vice President of M&I Marshall & Ilsley Bank from 1998 to February 2005; and Director of M&I Support Services Corp., Marshall & Ilsley Trust Company National Association, M&I Equipment Finance Company, M&I Business Credit LLC and M&I Capital Markets Group II, L.L.C.

Randall J. Erickson Age 48	Will be New Marshall & Ilsley’s Senior Vice President, Chief Administrative Officer and General Counsel. He has served as Chief Administrative Officer since April 2007 and Senior Vice President, General Counsel since June 2002, and Secretary of Marshall & Ilsley from June 2002 to April 2007; General Counsel of M&I Marshall & Ilsley Bank; Director of Metavante, M&I Bank FSB, M&I Community Development Corporation, M&I Investment Partners Management, LLC and Milease, LLC; Director, Vice President and Secretary of M&I Capital Markets Group, L.L.C. and M&I Ventures, L.L.C.; Director and Secretary of M&I Capital Markets Group II, L.L.C.; Director and Vice President of SWB Holdings, Inc.; and a Shareholder at Godfrey & Kahn, S.C., a Milwaukee-based law firm, from September 1990 to June 2002.

Mark R. Hogan Age 52	Will be Senior Vice President and Chief Credit Officer of New Marshall & Ilsley. He has served as Senior Vice President and Chief Credit Officer since October 2001 of Marshall & Ilsley; Executive Vice President since February 2005, Chief Credit Officer since November 1995 and Senior Vice President from 1995 to February 2005 of M&I Marshall & Ilsley Bank; Director of M&I Equipment Finance Company, M&I Business Credit, LLC and M&I Capital Markets Group II, L.L.C.; and Director and Vice President of SWB Holdings, Inc.

Patricia R. Justiliano Age 56	Will be Senior Vice President and Corporate Controller of New Marshall & Ilsley. She has served as Senior Vice President since 1994 and Corporate Controller since April 1989, Vice President from 1986 to 1994 of Marshall & Ilsley; Senior Vice President since April 2006, Vice President from January 1999 to April 2006, Controller since September 1998 of M&I Marshall & Ilsley Bank; Director, President and Treasurer of M&I Marshall & Ilsley Holdings, Inc., M&I Marshall & Ilsley Investment II Corporation, M&I Zion Investment II Corporation and M&I Zion Holdings, Inc.; Director, Vice President and Treasurer of M&I Insurance Company of Arizona, Inc.; Director and Treasurer of M&I Mortgage Reinsurance Corporation; Director of M&I Bank FSB, M&I Bank of Mayville, M&I Marshall & Ilsley Investment Corporation, M&I Servicing Corp., M&I Zion Investment Corp., M&I Custody of Nevada, Inc., M&I Marshall & Ilsley Holdings II, Inc., SWB Investment Corporation, SWB of St. Louis Holdings I, LLC and SWB of St. Louis Holdings II, LLC; Trustee of SWB Investment II Corporation; and Senior Vice President of Southwest Bank of St. Louis.

Brent J. Kelly Age 45	Will be Senior Vice President and Director of Marketing of New Marshall & Ilsley. He has served as Senior Vice President and Director of Marketing since January 2006 of Marshall & Ilsley; Senior Vice President, Sales & Marketing, of 1800Flowers.com from June 2002 to December 2005; Senior Vice President, Marketing Communications of Bank One Corporation from May 1998 to May 2002.

Name and Age (as of May 1, 2007)	Officers

Beth D. Knickerbocker Age 40	Will be Senior Vice President, Chief Risk Officer of New Marshall & Ilsley. She has served as Senior Vice President, Chief Risk Officer since January 2005; Vice President, Senior Compliance Counsel of Marshall & Ilsley from May 2004 to January 2005; and an attorney at Sutherland Asbill & Brennan LLP, a Washington, D.C. law firm, from 2000 to May 2004.

Kenneth C. Krei Age 57	Will be Senior Vice President of New Marshall & Ilsley. He has served as Senior Vice President of Marshall & Ilsley since July 2003; Chairman of the Board since January 2005, President and Chief Executive Officer of Marshall & Ilsley Trust Company National Association since July 2003; Chairman of the Board since January 2005 and Chief Executive Officer of M&I Investment Management Corp. since July 2003; Chairman of M&I Brokerage Services,
Inc., M&I Insurance Services, Inc.; Director and President of M&I Investment Partners Management, LLC; Director of M&I Support Services, and Marshall Funds; Director and Vice President of M&I Realty Advisors, Inc.; Executive Vice President, Investment Advisors at Fifth Third Bancorp from 2001 to 2003; and Executive Vice President, Investment and Insurance Services at Old Kent Financial Corporation from 1998 to 2001.

Thomas J. O’Neill Age 46	Will be Senior Vice President of New Marshall & Ilsley. He has served as Senior Vice President since April 1997 of Marshall & Ilsley; Executive Vice President since 2000, Senior Vice President from 1997 to 2000, Vice President from 1991 to 1997 of M&I Marshall & Ilsley Bank; Senior Vice President of Southwest Bank of St. Louis; Director and President of M&I Bank FSB, M&I Dealer Finance, Inc., M&I Insurance Company of Arizona, Inc. and M&I Mortgage Reinsurance Corporation; Director and Vice President of M&I Community Development Corporation and M&I Realty Advisors, Inc.; and Director of M&I Bank of Mayville, M&I Brokerage Services, Inc., Marshall & Ilsley Trust Company National Association, M&I Insurance Services, Inc., M&I Support Services Corp., M&I MEDC Fund, LLC and Regional Holding Company, Inc.

Paul J. Renard Age 46	Will be Senior Vice President, Director of Human Resources of New Marshall & Ilsley. He has served as Senior Vice President, Director of Human Resources since 2000, Vice President and manager since 1994 of Marshall & Ilsley; and Senior Vice President of M&I Marshall & Ilsley Bank.

John L. Roberts Age 54	Will be Senior Vice President of New Marshall & Ilsley. He has served as Senior Vice President of Marshall & Ilsley since 1994; Senior Vice President since 1994, Vice President and Controller from 1986 to 1995 of M&I Marshall & Ilsley Bank; President and Director since 1995 of M&I Support Services Corp.; Director of M&I Bank FSB; and President and Director of M&I Bank of Mayville.

Thomas A. Root Age 50	Will be Senior Vice President, Audit Director of New Marshall & Ilsley. He has served as Senior Vice President since 1998, Audit Director since May 1996, Vice President from 1991 to 1998 of Marshall & Ilsley; and Senior Vice President since April 2006, Vice President from 1993 to April 2006 and Audit Director since 1999 of M&I Marshall & Ilsley Bank.

Name and Age (as of May 1, 2007)	Officers

Gregory A. Smith Age 43	Will be Senior Vice President and Chief Financial Officer of New Marshall & Ilsley. He has served as Senior Vice President and Chief Financial Officer, Marshall & Ilsley, since June 2006; Chief Financial Officer, M&I Marshall & Ilsley Bank, since June 2006; Director of M&I Insurance Services, Inc., Marshall & Ilsley Trust Company National Association, M&I Brokerage Services, Inc., and Metavante; Managing Director, Investment Banking, Credit Suisse from October 2004 to June 2006; and Managing Director, Investment Banking, UBS Investment Bank from April 2000 to September 2004.

Michael C. Smith Age 48	Will be Senior Vice President and Corporate Treasurer of New Marshall & Ilsley. He has served as Senior Vice President and Corporate Treasurer of Marshall & Ilsley, since March 2006; Senior Vice President since April 2006, M&I Marshall & Ilsley Bank; Director and President of M&I Northwoods III, L.L.C.; Director of M&I Community Development Corporation, M&I Bank FSB, M&I Custody of Nevada, Inc., M&I Dealer Auto Securitization, LLC, M&I Servicing Corp., M&I Marshall & Ilsley Investment Corporation, M&I Marshall & Ilsley Investment II Corporation, M&I Marshall & Ilsley Holdings, Inc., M&I Marshall & Ilsley Holdings II, Inc., M&I Zion Holdings, Inc., M&I Zion Investment II Corporation, SWB Investment Corporation, SWB of St. Louis Holdings I, LLC and SWB of St. Louis Holdings II, LLC; Trustee of SWB Investment II Corporation; and Senior Vice President, Southwest Bank of St. Louis; Treasurer, American International Group (AIG) Consumer Finance Group, from May 2001 to February 2006; and Senior Vice President of international treasury for Associates First Capital Corporation, f/k/a CitiFinancial, from July 1995 to May 2001.

Ronald E. Smith Age 60	Will be Senior Vice President of New Marshall & Ilsley. He has served as Senior Vice President since March 2005 of Marshall & Ilsley; Executive Vice President since March 2005, Senior Vice President from 2001 to March 2005 of M&I Marshall & Ilsley Bank; and Executive Vice President from 1996 to March 2001 of M&I Bank of Madison.

Directors of New Marshall & Ilsley

Name and Age (as of May 1, 2007)	Principal Occupation and Directorships
Dennis J. Kuester Age 65	Will be the Chairman of the Board of Directors of New Marshall & Ilsley and has been the Chairman of the Board of Directors of Marshall & Ilsley since January 2005, Chief Executive Officer from January 2002 to April 2007, and President of Marshall & Ilsley from 1987 to 2005; Chairman of the Board since October 2001, Chief Executive Officer from October 2001 to April 2007, President from 1989 to October 2001 and Director since 1989, M&I Marshall & Ilsley Bank; Chairman of the Board and Director, Metavante Corporation. Also a director of the Federal Reserve Bank of Chicago, Modine Manufacturing Company, Wausau Paper Corp., Krueger International, Inc., Super Steel Products Corp., YMCA of Metropolitan Milwaukee, Froedtert Hospital, Medical College of Wisconsin and the Lynde and Harry Bradley Foundation and Chairman of the Board of Christian Stewardship Foundation. A Director since February 1994. Will also be the Chairman of the Board of Directors of New Metavante.

Name and Age (as of May 1, 2007)	Principal Occupation and Directorships

Malcolm M. Aslin Age 59	Director of Marshall & Ilsley from February 1999 to April 2006, Chief Executive Officer from March 2003 to April 2006 and President and Chief Operating Officer from February 1999 to April 2006 of Gold Banc Corporation, Inc.; President and Principal Executive Officer from December 2001 to February 2006 and Trustee from December 2001 to December 2005, Gold Banc Funds; Chairman of the Board from October 1995 until February 1999 of Western National Bank and Unison Bancorporation, Inc. in Lenexa, Kansas; Chairman and Managing Director from October 1995 until February 1999 of CompuNet Engineering, L.L.C., a Lenexa, Kansas computer services business; President from May 1994 until May 1995 of Langley Optical Company, Inc., a wholesale optical laboratory located in Lenexa, Kansas. Also a director of ACT Teleconferencing, Inc. and Labconco Corporation. A director since April 2006.

Andrew N. Baur Age 63	Chairman of the Board of Southwest Bank of St. Louis, a wholly-owned subsidiary of the Company, since October 2002; Chairman of the Board and Chief Executive Officer of Mississippi Valley Bancshares, Inc., a bank holding company, and its subsidiary, Southwest Bank of St. Louis, from 1984 to September 2002. Also a director of Bakers Footwear Group, Inc., Wausau Paper Corp., Orgill, Inc. and St. Louis Cardinals, L.P. A director of Marshall & Ilsley since October 2002.

Jon F. Chait Age 56	Chairman of the Board and Chief Executive Officer of Hudson Highland Group, Inc., a global provider of professional staffing, retained executive search and human capital solutions, since October 2002; Chairman of Spring Group, plc, a provider of workforce management solutions, May 2000 through June 2002 and Chief Executive Officer from May 2000 to March 2002; Chairman and Chief Executive Officer of Magenta.com, a developer of web-enabled human resource solutions, 1998 to 2000; Executive Vice President, Secretary and Director, August 1991 to July 1998, Managing Director-International Operations, 1995 to July 1998, Chief Financial Officer, August 1993 to July 1998, Manpower Inc. and Executive Vice President, September 1989 to July 1998, Manpower International Inc., a provider of temporary employment services. Also a director of Krueger International, Inc., a manufacturer of office furniture. A director of Marshall & Ilsley since 1990.

John W. Daniels, Jr. Age 59	Partner and Executive Committee member, Quarles & Brady, L.L.P., a law firm, from 1981 to present. Chairman of the Board of North Milwaukee State Bank, 1997 to April 2005. National President, American College of Real Estate Lawyers. Also a director of V&J Foods, Inc. (and affiliates controlled by V&J Foods, Inc.), Metropolitan Milwaukee Association of Commerce, Greater Milwaukee Foundation, NISH Institute for Leadership, Performance and Development, Wisconsin United for Health Foundation, Inc., Greater Milwaukee Committee and Ralph Evinrude Foundation. A director of Marshall & Ilsley since April 2005.

Name and Age (as of May 1, 2007)	Principal Occupation and Directorships

Mark F. Furlong Age 50	President since April 2005, Executive Vice President from January 2002 to April 2005, Senior Vice President from April 2001 to January 2002, and Chief Financial Officer from April 2006 to June 2006 and April 2001 to October 2004; Director and President of M&I Marshall & Ilsley Bank since July 2004 and Chief Executive Officer since April 2007; Director, Vice President and Treasurer of M&I Capital Markets Group, L.L.C. and M&I Ventures L.L.C.; Director of Metavante, Marshall & Ilsley Trust Company National Association, M&I Bank Mayville, M&I Equipment Finance Company, and Milease, LLC; Senior Vice President of Southwest Bank of St. Louis; Executive Vice President and Chief Financial Officer of Old Kent Financial Corporation from 1998 to 2001; First Vice President/Director of Corporate Development/Commercial Banking of H.F. Ahmanson & Co. from 1992 to 1998. Also a director of Kforce Inc. and Wisconsin Manufacturers & Commerce. A director of Marshall & Ilsley since April 2006.

Ted D. Kellner Age 60	Chairman and Chief Executive Officer of Fiduciary Management, Inc., an investment management firm, since 1980. Also a director of American Family Mutual Insurance Company and Kelben Foundation, Inc. A director of Marshall & Ilsley since April 2000. Will also be a director of New Metavante.

David J. Lubar Age 52	President of Lubar & Co. Incorporated, a private equity investment firm, since 1992. Also a director of Greater Milwaukee Foundation, Milwaukee Jewish Federation, Jewish Community Foundation, UWM Foundation, UWM Real Estate Foundation, University School of Milwaukee, Wisconsin Policy Research Institute, Metropolitan Milwaukee Association of Commerce, and Froedtert & Community Health. A director of Marshall & Ilsley since April 2007.

Katharine C. Lyall Age 66	Retired; President of the University of Wisconsin System from 1992 to September 2004. Also a director of Carnegie Foundation for the Advancement of Teaching, United Way of Dane County (Wisconsin), Council for Aid to Education and Wisconsin Public Television. A director of Marshall & Ilsley since December 1997.

John A. Mellowes Age 69	Chairman and Chief Executive Officer since 1980 of Charter Manufacturing Company, Inc., a producer of bar, rod, wire and wire parts for the auto industry and other industries. Also a director of Grede Foundries, Inc., Twin Disc, Inc., YMCA of Metropolitan Milwaukee and Junior Achievement of Wisconsin, Inc., and a member of the Board of Regents of the Milwaukee School of Engineering. A director of Marshall & Ilsley since April 2002.

San W. Orr, Jr. Age 65	Chairman of the Board and director of Wausau Paper Corp.; Attorney, Estates of A.P. Woodson & Family. Also a director and President of the Woodson YMCA Foundation and Nancy Woodson Spire Foundation, Inc., director of the Lynde and Harry Bradley Foundation and Chairman Emeritus of the University of Wisconsin Foundation. A director of Marshall & Ilsley since July 1994.

Robert J. O’Toole Age 66	Retired; Chairman of the Board and Chief Executive Officer from April 1992 to December 2005 and President and Chief Executive Officer from 1989 to 1992, and President and Chief Operating Officer from 1986 to 1989, A.O. Smith Corporation, a manufacturer of electric motors and water systems technologies. Also a director of A.O. Smith Corporation, Briggs & Stratton Corporation and Factory Mutual Insurance Company. A director of Marshall & Ilsley since April 2002.

Name and Age (as of May 1, 2007)	Principal Occupation and Directorships

Peter M. Platten, III Age 67	Retired; Vice Chairman of the Board of Marshall & Ilsley from May 1994 to May 1997; Former President and Chief Executive Officer, January 1989 to May 1994, Valley Bancorporation, a bank holding company; Director since 1980 and Corporate Secretary since May 1985 of Green Bay Packers, Inc. A director of Marshall & Ilsley since May 1994.

John S. Shiely Age 54	Chairman of the Board since January 2003, President and Chief Executive Officer since 2001, President and Chief Operating Officer from 1994 to 2001, Executive Vice President-Administration from 1991 to 1994, Briggs & Stratton Corporation, a manufacturer of gasoline engines for outdoor power equipment. Also a director of Quad/Graphics Inc., Cleveland Rock and Roll, Inc. (corporate board of the Rock and Roll Hall of Fame and Museum) and The Scotts Miracle-Gro Company; Chairman of the Board of Children’s Hospital and Health System, Inc. and the Board of Trustees of the Medical College of Wisconsin. A director of Marshall & Ilsley since April 1999.

Debra S. Waller Age 50	Chairman of the Board and Chief Executive Officer of Jockey International, Inc., an undergarment manufacturer, since January 2001, formerly Vice Chairman of the Board from February 2000 to January 2001, Assistant to the President from 1995 to January 2001 and Executive Vice President from 1995 to 2000. Also a director of Church Mutual Insurance Company and Dave Thomas Foundation for Adoption, a trustee of Carthage College, and a member of the Yale Center for Faith and Culture Advisory Board. A director of Marshall & Ilsley since April 2004.

George E. Wardeberg Age 71	Retired; Vice Chairman of the Board, Wisconsin Energy Corporation, a holding company with subsidiaries in utility and non-utility businesses, from April 2000 to May 2002; Chairman of the Board and Chief Executive Officer from 1997 to 2000, President and Chief Executive Officer from 1994 to 1997, WICOR, Inc., a holding company with subsidiaries in energy services and pump manufacturing. Also a director of Benz Oil, Inc. A director of Marshall & Ilsley since April 1999.

James B. Wigdale Age 70	Retired; Chairman of the Board of the Company from December 1992 to December 2004, Chief Executive Officer of the Company from October 1992 to December 2001, Vice Chairman of the Board of the Company from December 1988 to December 1992; Chairman of the Board, January 1989 to October 2001, Chief Executive Officer, September 1987 to October 2001, and Director since 1981 of M&I Marshall & Ilsley Bank. Also a director of Green Bay Packaging Inc. and Sentry Insurance. A director of Marshall & Ilsley since 1988.

Corporate Governance Matters

Board of Directors

Director Independence

New Marshall & Ilsley expects to adopt the standards set forth in Section 303A of the NYSE Corporate Governance Listing Standards (the “NYSE Listing Standards”) to determine a director’s independence. Unless the board of directors determines otherwise, a director of New Marshall & Ilsley who otherwise meets the NYSE Listing Standards will not fail to be deemed “independent” for purposes of the NYSE Listing Standards solely as a result of the following relationships:

1. Lending and Banking Relationships

Lending relationships, deposit relationships or other banking relationships (such as depository, transfer, registrar, indenture trustee, trusts and estates, private banking, investment management, custodial, securities brokerage, cash management and similar services) between New Marshall & Ilsley and its subsidiaries, on the one hand, and the director or a company with which the director is affiliated by reason of being a director, officer or a significant shareholder thereof, on the other, provided that

•

such relationships are in the ordinary course of business of New Marshall & Ilsley and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons; and

•	with respect to extensions of credit by New Marshall & Ilsley or its subsidiaries to any such person or company, such extensions of credit:

•	have been made in compliance with applicable law, including Regulation O of the Board of Governors of the Federal Reserve and Section 13(k) of the Securities Exchange Act of 1934; and

•	no event of default has occurred and is continuing under the loan.

2. Other Business Relationships

•

where a director was, more than three years ago, an employee of New Marshall & Ilsley, or where an immediate family member of a director was, more than three years ago, an executive officer of New Marshall & Ilsley;

•

where a director, or an immediate family member of such director, has received direct compensation from New Marshall & Ilsley in an amount equal to or less than $100,000, other than any director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), during any 12-month period within the last three years, or in any amount prior to the last three years;

•

(i) where a director, or an immediate family member of such director, was but is not currently a partner of New Marshall & Ilsley’s internal or external auditing firm; (ii) where a director was but is not currently an employee of such a firm; (iii) where a director has an immediate family member who was but is not currently an employee of such a firm and who participated in the firm’s audit, assurance or tax compliance practice; or (iv) where a director, or an immediate family member of such director, was a partner or employee of such a firm more than three years ago;

•

where a director was, more than three ago, employed as an executive officer of another company where any of New Marshall & Ilsley’s present executive officers at the same time served on that company’s compensation committee;

•

where a director is a current employee, or has an immediate family member who is a current executive officer, of a company that has made payments (including payments of interest and other loan fees) to, or received payments from, New Marshall & Ilsley for property or services in an amount which, in any of New Marshall & Ilsley’s last three fiscal years, was equal to or less than the greater of $1 million or

2% of such other company’s consolidated gross revenues, or in any amount prior to New Marshall & Ilsley’s last three fiscal years; and

•

where a director is or was an executive officer of any tax exempt organization to which New Marshall & Ilsley made contributions in an amount equal to or less than the greater of $1 million or 2% of such tax exempt organization’s consolidated gross revenues in any of New Marshall & Ilsley’s last three fiscal years, or in any amount prior to New Marshall & Ilsley’s last three fiscal years.

For purposes of the foregoing, the term “immediate family member” shall have the meaning set forth in the commentary to Section 303A.02(b).

Unless the board of directors of New Marshall & Ilsley determines otherwise, the relationships described in paragraphs 1 and 2 immediately above will be deemed to be “immaterial” for purposes of Section 303A.02 of the NYSE Listing Standards. New Marshall & Ilsley may add one or more categorical standards.

Communications with Directors

The non-management directors of New Marshall & Ilsley expect to have two regularly scheduled executive sessions per year and to hold additional executive sessions as requested. The board of directors, based upon a review and recommendation of the nominating committee, expects to appoint a director to preside at the executive sessions of the non-management directors. Parties who wish to communicate directly with the presiding director or with the non-management directors as a group may direct written communications to the presiding director at New Marshall & Ilsley’s corporate headquarters care of the corporate secretary. The corporate secretary of New Marshall & Ilsley will forward all communications to the presiding director unless otherwise instructed by the non-management directors.

Directors are expected to attend each regular and special meeting of the board of directors and of each board committee on which the director serves. Directors are also expected to attend the annual meeting of shareholders. Although the New Marshall & Ilsley’s amended and restated by-laws will authorize members of the board of directors and board committees to participate in and act at a meeting through the use of telephonic or other communication equipment, the personal attendance of directors at such meetings is preferred.

Code of Conduct and Business Ethics and Corporate Governance Guidelines

New Marshall & Ilsley also expects that it will adopt (i) a code of conduct and business ethics that will apply to directors, officers and employees and (ii) corporate governance guidelines. Copies of these documents will be available on New Marshall & Ilsley’s website at www.micorp.com and will be available in print to any person, without charge, upon written request to the corporate secretary.

Corporate Governance Documents

Certain documents relating to corporate governance matters will be available on New Marshall & Ilsley’s web site at www.micorp.com. These documents will include, among others, the following:

•	charter for the audit committee of the board of directors;

•	charter for the compensation and human resources committee of the board of directors;

•	charter for the nominating committee of the board of directors;

•	categorical standards for lending, banking and other business relationships involving the company’s directors;

•	code of conduct and business ethics; and

•	corporate governance guidelines.

Shareholders will also be able to obtain a copy of any of these documents free of charge by calling the New Marshall & Ilsley Shareholder Information Line at 1-800-642-2657. Information contained on any of New Marshall & Ilsley’s or any of its subsidiaries’ web sites is not deemed to be a part of this proxy statement/prospectus—information statement.

Annual Meeting

New Marshall & Ilsley’s amended and restated by-laws will provide that an annual meeting of shareholders will be held each year on the fourth Tuesday in the month of April, or at such time and/or date as shall be fixed by the corporate secretary or the board of directors.

Committees of the Board of Directors

Pursuant to New Marshall & Ilsley’s amended and restated by-laws, the New Marshall & Ilsley board of directors will be permitted to establish committees from time to time as it deems appropriate. Initially, to facilitate independent director review and to make the most effective use of the directors’ time and capabilities, it is expected that the New Marshall & Ilsley board of directors will establish the following committees:

•	compensation and human resources committee;

•	audit committee;

•	nominating and corporate governance committee;

•	retirement investment committee; and

•	risk management committee.

The membership and function of each committee are described below.

Compensation and Human Resources Committee

It is expected that the compensation and human resources committee, which we refer to as the “compensation committee,” will be appointed to discharge the board’s responsibilities relating to the compensation of New Marshall & Ilsley’s executive officers. The compensation committee will be responsible for, among others things, reviewing performance criteria used in establishing appropriate compensation, retention, incentive compensation, severance and benefit policies and programs applicable to the executive officers of New Marshall & Ilsley. The compensation committee charter will require that the compensation committee annually review and approve corporate goals and objectives for purposes of determining the Chief Executive Officer’s compensation, evaluate the Chief Executive Officer’s performance in light of such goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation.

The compensation committee will also be charged with periodically reviewing and approving or making recommendations to the board of directors with respect to the adoption of or material changes in employee benefit and compensation plans. In addition, the compensation committee will be required to periodically review and approve, for the Chief Executive Officer and the other named executive officers: annual base salary levels; annual incentive opportunity levels; long-term incentive opportunity levels; employment, severance and change-in-control agreements; material perquisites or other in-kind benefits; and any other special or supplemental benefits, in each case, when and if appropriate.

Other duties of the compensation committee pursuant to its charter will include reviewing and recommending to the board of directors all persons to be elected as Chairman, Chief Executive Officer, President, and Chief Financial Officer of New Marshall & Ilsley; periodically reviewing the succession plan for the Chief Executive Officer; and reviewing director fees and retainers on a periodic basis and recommending any changes to the board of directors.

The compensation committee will have the power to delegate to its chairperson such power and authority as it deems appropriate, except as prohibited by law. The compensation committee will have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of executive compensation and will be able to approve the consultant’s fees and other retention terms. The compensation committee also will have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

The members of the compensation committee are expected to be Messrs. Wardeberg (Chairman), O’Toole and Shiely, all of whom are expected to be determined independent under the NYSE Listing Standards. Additional information relating to the compensation committee may be found under the heading Compensation of “Executive Officers of New Marshall & Ilsley—Compensation Discussion and Analysis” in this proxy statement/prospectus–information statement.

Audit Committee

The audit committee is expected to be a separately-designated standing committee of the board of directors as defined by Section 3(a)(58)(A) of the Exchange Act. The audit committee will have responsibility for, among other things, (a) appointing or replacing New Marshall & Ilsley’s independent auditors, (b) overseeing the work of the independent auditors (including resolution of any disagreements between management and the auditors regarding financial reporting), (c) reviewing the independent auditors’ performance, qualifications and independence, (d) approving all auditing and permitted non-auditing services to be performed by the independent auditors with limited exceptions, (e) reviewing New Marshall & Ilsley’s financial statements, internal audit function and system of internal controls, (f) overseeing compliance by New Marshall & Ilsley with legal and regulatory requirements and with New Marshall & Ilsley’s code of business conduct and ethics, and (g) producing the report required by federal securities regulations for inclusion in the New Marshall & Ilsley’s proxy statement. The members of the audit committee are expected to be Messrs. Orr (Chair), O’Toole and Ms. Lyall, all of whom are expected to be determined independent under the NYSE Listing Standards. New Marshall & Ilsley expects that the board of directors will determine that Mr. Orr is an “audit committee financial expert” and “independent” as defined under applicable SEC rules.

Nominating Committee

The nominating committee will be responsible for (a) identifying new candidates who are qualified to serve as directors of New Marshall & Ilsley, (b) recommending to the board of directors the candidates for election to the board of directors and for appointment to the board of director’s committees, (c) considering any nominations for director submitted by shareholders, (d) developing, and recommending to the board or directors, and thereafter periodically reviewing, the corporate governance Guidelines and principles applicable to New Marshall & Ilsley, and (e) monitoring and advising the board of directors on corporate governance matters and practices. The members of the nominating committee are expected to be Messrs. Platten (Chair), Chait and Daniels, all of whom New Marshall & Ilsley expects to be determined independent under the NYSE Listing Standards.

The nominating committee will consider candidates nominated by shareholders in accordance with the procedures set forth in the New Marshall & Ilsley’s amended and restated by-laws. Under the New Marshall & Ilsley’s amended and restated by-laws, nominations other than those made by the board of directors or the nominating committee, must be made pursuant to timely notice in proper written form to the secretary of New Marshall & Ilsley. To be timely, a shareholder’s request to nominate a person for election to the board of directors, together with the written consent of such person to serve as a director, must be received by the secretary of New Marshall & Ilsley not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. To be in proper written form, the notice must contain certain information concerning the nominee and the shareholder submitting the nomination.

Under New Marshall & Ilsley’s amended and restated by-laws, no person is eligible to be elected a director at a meeting of shareholders held on or after the date he or she attains the age of 72, although the board of directors, at its discretion, may waive the age limitation or establish a greater age from time to time.

In addition, the nominating committee is expected to adopt guidelines for evaluating and selecting candidates for election to the board of directors. Under these proposed guidelines, each director should:

•	be an individual of the highest character and integrity and have an inquiring mind, vision and the ability to work well with others;

•	be free of any conflict of interest which would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;

•	possess substantial and significant experience which would be of value to New Marshall & Ilsley in the performance of the duties of a director; and

•	have sufficient time available to devote to the affairs of New Marshall & Ilsley in order to carry out the responsibilities of a director.

The nominating committee will evaluate eligible shareholder-nominated candidates for election to the board of directors in accordance with the selection guidelines. The full text of the guidelines can be found in the nominating committee’s charter, which will be available on New Marshall & Ilsley’s web site described above.

Retirement Investment Committee

The retirement investment committee will be responsible for reviewing the activities of and decisions made by the trustees of, and the investment managers for, New Marshall & Ilsley’s retirement program. The members of the retirement investment committee are expected to be Messrs. Kellner (Chair), Baur, Chait and Mellowes.

Risk Management Committee

The risk management committee will be responsible for assisting the board of directors in fulfilling its oversight responsibilities with respect to the risks inherent in the businesses of New Marshall & Ilsley and its subsidiaries and the control processes relating to such risks. The members of the risk management committee are expected to be Messrs. Daniels (Chair), Lubar and Wigdale and Ms. Waller.

COMPENSATION OF EXECUTIVE OFFICERS OF NEW MARSHALL & ILSLEY

Compensation Discussion and Analysis

The following constitutes the Compensation Discussion and Analysis of Marshall & Ilsley. It is expected that the executive compensation program currently in place at Marshall & Ilsley, as described below, will continue at New Marshall & Ilsley following consummation of the transactions contemplated in the transaction agreements. The expected executive compensation program of New Metavante after the completion of the transactions is described below under “Compensation of Executive Officers of New Metavante—Compensation Discussion and Analysis of New Metavante,” beginning on page [•].

Compensation Philosophy, Policies and Objectives

Marshall & Ilsley believes that a strong management team comprised of the most talented individuals in key positions is critical to the profitability of Marshall & Ilsley, and Marshall & Ilsley’s executive compensation program is an important tool for attracting and retaining such individuals. Therefore, it is vital that Marshall & Ilsley’s named executive officers receive an aggregate compensation package that is both competitive with the compensation received by similarly-situated executive officers at peer group companies and also reflective of each individual named executive officer’s contributions to the success of Marshall & Ilsley on both a long-term and short-term basis. The objectives of Marshall & Ilsley’s compensation program, as discussed below, are designed to execute this philosophy.

Marshall & Ilsley’s executive compensation program is designed with two main objectives:

•	to offer a competitive total compensation value that will allow Marshall & Ilsley to continue to attract, retain and motivate highly talented individuals to fill key positions; and

•	to align a significant portion of each executive’s total compensation with the annual and long-term performance of Marshall & Ilsley and the interests of Marshall & Ilsley’s shareholders.

With these objectives serving as a foundation, Marshall & Ilsley seeks to reward leadership, innovation and entrepreneurship among its executive officers—qualities that are assessed in each executive in light of both the historical financial performance of Marshall & Ilsley and the executive’s role in ensuring the future financial success of Marshall & Ilsley. These objectives are reflected in the charter of the compensation committee, which, among other things, directs the compensation committee to consider such factors as Marshall & Ilsley’s performance and relative shareholder return, and the value of similar incentive grants or awards to chief executive officers at similar companies in determining the Chief Executive Officer’s compensation.

Administration and Process

Marshall & Ilsley’s executive compensation program is administered by the compensation committee. The compensation committee does not use formulaic or mechanical procedures in determining compensation amounts or allocation of specific elements of compensation, or in determining types of awards to be granted. Rather, the compensation committee, with input from Marshall & Ilsley’s compensation consultant, Hewitt Associates, establishes base salary and target performance levels based on a number of factors that are designed to further Marshall & Ilsley’s executive compensation objectives, including Marshall & Ilsley’s performance, the compensation received by similarly-situated executive officers at peer group companies, the conditions of the markets in which Marshall & Ilsley operates, and the relative earnings performance of peer group companies. For certain executive officers, the financial performance of the business unit or division for which the executive has responsibility may receive a proportionately larger consideration by the compensation committee.

The compensation committee regularly reviews the overall compensation of Marshall & Ilsley’s named executive officers. In 2006, Hewitt Associates presented a report to the compensation committee comparing

Marshall & Ilsley’s performance, size and executive compensation levels to those of peer group companies. Hewitt Associates also reviewed with the compensation committee the base salaries, annual bonuses, total cash compensation, long-term compensation and total compensation of Marshall & Ilsley’s senior executive officers relative to those companies. The performance comparison presented to the compensation committee each year includes a comparison of Marshall & Ilsley’s total shareholder return, earnings per share growth, return on tangible equity and return on assets to the peer group companies on one-, three- and five-year bases. The compensation committee reviews this information along with tally sheets setting forth the components of each named executive officer’s compensation.

Peer Group

As more fully described herein, one of the factors considered by the compensation committee is the relative performance of and the compensation of executives in peer group companies. The peer group is comprised of a subset of the companies included in the Keefe, Bruyette & Woods 50 Bank Index (the “KBW 50 Index”) that provide relevant comparative information because the nature and scope of their businesses and the size of their asset holdings are similar to those of Marshall & Ilsley. The composition of the peer group is reviewed annually and companies are added or removed from the group as circumstances warrant. For the last year, the peer group companies were:

•	AmSouth Bancorporation;

•	Associated Banc-Corp.;

•	BB&T Corporation;

•	Colonial Bancgroup Inc.;

•	Comerica Incorporated;

•	Commerce Bancorp, Inc.;

•	Compass Bancshares Inc.;

•	Fifth Third Bancorp;

•	First Horizon National Corporation;

•	Huntington Bancshares Inc.;

•	KeyCorp;

•	Northern Trust Corporation;

•	PNC Financial Services Group, Inc.;

•	Regions Financial Corporation;

•	Synovus Financial Corp.;

•	TD Banknorth Inc. (f/k/a Banknorth Group, Inc.); and

•	Zions Bancorporation.

Elements of Executive Compensation

The compensation package for Marshall & Ilsley’s senior executives has both objective (performance-based) and subjective elements. Based on its review of each named executive officer’s total compensation opportunities and performance, and the performance of Marshall & Ilsley, the compensation committee allocates compensation among the elements in the manner that it considers to be most likely to achieve the objectives of Marshall & Ilsley’s executive compensation program. The specific elements, which include base salary, annual incentive compensation and long-term compensation, are described below.

The compensation committee has negative and, in select instances, positive discretion to adjust performance results used to determine annual incentive and long-term incentive payouts to the named executive officers. Negative discretion may be used to adjust such performance results, as determined by the compensation committee. The compensation committee has positive discretion to adjust reported earnings per share amounts in order to reverse the impact of certain items to the extent they arise during an incentive performance cycle and were not contemplated in establishing Marshall & Ilsley’s performance budget and related incentive performance targets. Items that may be adjusted pursuant to this positive discretion include, but are not limited to, the dilutive impact of acquisitions, in order to prevent creating a disincentive for named executive officers to enter into transactions that they believe to be in the best long-term interests of Marshall & Ilsley and its shareholders; the effect of changes in accounting methods or tax rates or laws; gain or loss recognized from the sale of a division or subsidiary; and income or loss associated with a significant business or balance sheet restructuring. In 2006, the compensation committee used discretion, pursuant to pre-established criteria, with respect the performance results under the annual incentive and long-term incentive plans for each named executive officer to increase reported earnings per share to reverse the dilutive impact of two acquisitions, to increase reported earnings per share to reflect changes associated with stock option expense and derivative accounting, and to decrease reported earnings to adjust for the carryover effect of an adjustment made by Marshall & Ilsley in a previous year in connection with a debt refinancing.

Base Salary

Each of Marshall & Ilsley’s named executive officers receives a base salary, which is determined by the compensation committee based on a combination of two factors. The first factor is the compensation committee’s evaluation of the salaries paid in the marketplace to executives with similar responsibilities. The second factor is the compensation committee’s evaluation of the executive’s unique role, job performance and other circumstances. Evaluating both of these factors allows Marshall & Ilsley to offer a competitive total compensation value to each individual named executive officer, taking into account the unique attributes of, and circumstances relating to, each individual, as well as marketplace factors. This approach has allowed Marshall & Ilsley to continue to meet its objective of offering a competitive total compensation value and attracting and retaining key personnel. Based on its review of these factors, the compensation committee determined to increase each of the named executive officers’ base salaries in 2006 in order to maintain Marshall & Ilsley’s competitive total compensation position in the marketplace. More specific information regarding each named executive officer’s base salary is provided in the Summary Compensation Table set forth in this section.

Annual Incentive Compensation

Marshall & Ilsley’s Annual Executive Incentive Plan is intended to establish a direct correlation between the annual incentives awarded to the participants and the financial performance of Marshall & Ilsley or its divisions or subsidiaries. This purpose is in keeping with Marshall & Ilsley’s compensation program objective of aligning a significant portion of each executive’s total compensation with the annual performance of Marshall & Ilsley and the interests of Marshall & Ilsley’s shareholders.

The Annual Executive Incentive Plan provides for annual cash incentives to the participants, which include all but two of Marshall & Ilsley’s named executive officers, based upon one or more objective financial performance criteria selected by the compensation committee.

Under the Annual Executive Incentive Plan, the compensation committee may select criteria from among earnings per share, earnings, return on average equity, return on average assets or revenue. Performance criteria may be used singularly or in combination, as determined by the compensation committee, to measure the performance of Marshall & Ilsley or the applicable subsidiary or division or for the purpose of determining whether, and to what extent, an award will be payable under the respective annual incentive plan for the performance year. The compensation committee bases its selection of performance goals on Marshall & Ilsley’s overall goals and performance budget for the year in order to align the goals of the named executive officers and other plan participants with the goals of Marshall & Ilsley. As such, the compensation committee may select performance criteria that differ from year to year. For 2006, the performance criterion under the Annual Executive Incentive Plan was Marshall & Ilsley’s earnings per share.

The Annual Executive Incentive Plan rewards eligible senior executives with an incentive award based on a percentage of each participant’s base salary if the performance goals set by the compensation committee are met for that year. Each January, the compensation committee evaluates the participants’ cash incentive opportunities under the plans and establishes target performance levels based on a number of factors, including Marshall & Ilsley’s performance, the conditions of the markets in which Marshall & Ilsley operates, the earnings performance of peer group companies, and annual cash incentive amounts provided by the peer group companies described above. The target performance levels are based on Marshall & Ilsley’s performance budget in order to reflect Marshall & Ilsley’s outlook and also are intended to reward superior performance relative to peer group companies, taking into consideration the market conditions and industry trends that affect Marshall & Ilsley. The targets are intended to be realistic enough to be reasonably attainable given a maximum effort on the part of Marshall & Ilsley’s named executive officers in consideration of conditions and trends. Award levels are determined by the compensation committee based on its review of peer group company award levels. Performance by Marshall & Ilsley exceeded targeted performance levels in 2006, and, based on management’s current expectations relative to the accomplishment of performance objectives, Marshall & Ilsley believes it is likely that the target performance levels will be attained in 2007. No payouts are made for performance below threshold levels.

Additional information regarding Marshall & Ilsley’s annual incentive compensation, including 2006 performance criterion and results, is set forth in the “Grants of Plan-Based Awards” table and the narrative following that table in this section.

Long-Term Compensation

Long-term compensation is an area of particular emphasis in Marshall & Ilsley’s executive compensation program, because Marshall & Ilsley believes that these incentives foster the long-term perspective necessary for the continued success of Marshall & Ilsley. Again, this emphasis is in keeping with Marshall & Ilsley’s compensation program objective of aligning a significant portion of each executive’s total compensation with the long-term performance of Marshall & Ilsley and the interests of Marshall & Ilsley’s shareholders. Marshall & Ilsley intends to continue this emphasis on long-term awards.

In arriving at long-term award levels, the compensation committee uses information provided by Hewitt Associates to compare the total value of each executive’s long-term award package to those provided by peer group companies for similar positions. The compensation committee also determines the allocation of long-term awards to each long-term compensation component, including awards under Marshall & Ilsley’s Equity Incentive Plan and Long-Term Incentive Plans. The types of awards available under these plans are described below. The compensation committee determines which types of awards to grant and the amounts to be allocated to long-term compensation with respect to each named executive officer based on its review of the composition and amount of such individual’s overall compensation package and its consultation with Hewitt Associates.

The compensation committee has chosen to use three forms of long-term awards: stock options, restricted stock and long-term incentive units. In determining the allocation of the long-term awards to the named executive officers from among these forms of awards, the compensation committee has determined to place the greatest emphasis on stock options. There are several reasons for this determination. First, stock options directly align the value of the benefit to the named executive officers with shareholder interests, since executives recognize a value only if and to the extent that the value of Marshall & Ilsley’s common stock increases. In addition, stock options are the most prevalent form of award among Marshall & Ilsley’s peers. Finally, the term of stock options is the longest among the various long-term awards, providing an incentive for the named executive officers to create long-term shareholder value.

With regard to allocation of other forms of awards, the compensation committee has generally determined to place comparable emphasis on each of the restricted stock and long-term incentive units. Each of these forms of award has characteristics that further the objectives of Marshall & Ilsley’s executive compensation program. Restricted stock represents an award of full-value shares and vests over a period of five years. While the value of shares of restricted stock varies based upon the performance of Marshall & Ilsley’s common stock, the primary objectives of this form are to attract and retain the highly-talented individuals to whom the award is given. Long-term incentive units represent share equivalents of Marshall & Ilsley’s common stock. Because long-term incentive units are earned only to the extent certain performance criteria are achieved, they provide a direct correlation of the resulting payments, if any, to the long-term performance of Marshall & Ilsley.

Stock Options. Stock options represent a right to purchase a specified number of shares of common stock at a purchase price of not less than 100% of the fair market value of the Marshall & Ilsley’s common stock on the date the option is granted. Except in the case of specified corporate events such as stock splits or reclassifications of shares, the purchase price Marshall & Ilsley’s for common stock subject to options may not be reduced without the consent of Marshall & Ilsley’s shareholders. The compensation committee determines the number of options to grant based on its analysis of awards by peer group companies, in keeping with Marshall & Ilsley’s objective of offering a competitive total compensation value.

Prior to 2002, stock options were granted on the date of the compensation committee meeting at which they were approved. Since 2002, Marshall & Ilsley’s practice has been to grant stock options in October of each year, two weeks after Marshall & Ilsley releases its earnings information for the third quarter of such year. The compensation committee may also grant stock options and, as described below, restricted shares, throughout the year in connection with new hires or special executive retention situations, such as promotions. Mr. Smith was granted stock options and restricted shares in June 2006 in connection with the commencement of his employment as Marshall & Ilsley’s Senior Vice President and Chief Financial Officer. Mr. Furlong was granted restricted shares in December 2006 in connection with Marshall & Ilsley’s announcement that he will succeed Mr. Kuester as Chief Executive Officer of Marshall & Ilsley. The compensation committee has not made any retroactive grants of stock options.

Restricted Stock or Restricted Stock Unit Awards. A restricted stock or restricted stock unit award is an award of stock, or in the case of a restricted stock unit, a bookkeeping entry granting a participant the right to a share of Marshall & Ilsley’s common stock in the future, for some or no monetary consideration, as the compensation committee may specify.

Long-Term Incentive Units. Under Marshall & Ilsley’s 1994 Long-Term Incentive Plan (the “Marshall & Ilsley LTIP”), Marshall & Ilsley may award units representing share equivalents of Marshall & Ilsley’s common stock to participants, including Marshall & Ilsley’s named executive officers. In January of each year, the compensation committee approves the performance criteria and payout multiples under the Marshall & Ilsley LTIP with respect to the performance period determined by the compensation committee—typically the three-year performance period commencing in January of each year. The measures among which the compensation committee may choose in establishing performance criteria are one or more of earnings per share, earnings, net income, revenues, return on average assets, return on average equity, total shareholder return or cost control of Marshall & Ilsley and/or one or more of its subsidiaries or divisions. No payments of awards under the Marshall & Ilsley LTIP are made until the compensation committee determines that the performance to which the awards are subject has been met, and the compensation committee has the discretion to reduce or eliminate entirely any award if it determines that it is in the best interests of Marshall & Ilsley to do so. The specific performance criteria with respect to each performance period and the weight given to each of such criteria are based on a pre-determined compound annual growth rate of earnings per share or earnings and a target performance ranking for total shareholder return relative to the peer group.

Target long-term performance levels for growth in earnings per share or earnings are intended to reflect strong earnings performance relative to the peer group companies, and target performance levels for total shareholder return are established at median performance relative to the companies in the KBW 50 Index. Target performance levels were exceeded in 2006 and, based on Marshall & Ilsley’s performance to date for the current three-year performance period and management’s current expectations relative to the accomplishment of performance objectives, Marshall & Ilsley believes it is likely that the long-term performance targets will be attained in 2007.

Additional information regarding Marshall & Ilsley’s long-term incentive compensation, including 2006 performance criteria and results, is set forth in the “Grants of Plan-Based Awards” table and the narrative following that table in this section.

Other Benefits and Perquisites

Marshall & Ilsley’s executive officers participate in the health and dental coverage, life insurance, paid vacation and holiday and other programs that are generally available to all of Marshall & Ilsley’s employees.

The perquisites provided to each of the named executive officers are regularly reviewed by the compensation committee. These perquisites include payment of club dues, personal financial planning and tax preparation services, personal use of company cars and, with respect to the Chairman and the President, personal use of company aircraft limited to 40 flight hours per year. Marshall & Ilsley values perquisites at their incremental cost to Marshall & Ilsley in accordance with SEC regulations, and the named executive officers are allowed to reimburse Marshall & Ilsley for such perquisites at their incremental cost to Marshall & Ilsley to the extent that limitations on personal use are exceeded. Executive officers’ spouses and immediate family members may accompany them on company aircraft using unoccupied space on flights that were already scheduled, and Marshall & Ilsley recognizes no incremental cost in connection with such use.

Marshall & Ilsley believes that the benefits and perquisites it provides to its named executive officers are within competitive practice and customary for executives in key positions at comparable companies. Such benefits and perquisites serve Marshall & Ilsley’s objective of offering competitive compensation that allows Marshall & Ilsley to continue to attract, retain and motivate highly talented people to these critical positions, ultimately providing a substantial benefit to Marshall & Ilsley’s shareholders. Certain perquisites are also provided in part to reduce the amount of time and energy the named executive officers are required to devote to non-company related matters, providing them additional time to focus on company-related endeavors.

Change of Control Agreements

Marshall & Ilsley recognizes that, as with any public company, it is possible that a change of control of Marshall & Ilsley may take place in the future. Marshall & Ilsley also recognizes that the threat or occurrence of a change of control can result in significant distractions of key management personnel because of the uncertainties inherent in such a situation. Marshall & Ilsley also believes that it is essential and in the best interests of Marshall & Ilsley and its shareholders to retain the services of its key management personnel in the event of the threat or occurrence of a change of control and to ensure their continued dedication and efforts in such event without undue concern for their personal financial and employment security. In keeping with this belief and its objective of retaining and motivating highly talented individuals to fill key positions, Marshall & Ilsley has substantially similar change of control agreements with all of the named executive officers and other executive officers of Marshall & Ilsley.

The change of control agreements guarantee the named executive officers specific payments and benefits upon a termination of employment as a result of a change of control of Marshall & Ilsley. If a change of control occurs, the contract becomes effective and continues for a term of three years. The employment term renews on a daily basis until Marshall & Ilsley gives notice to terminate the daily renewal.

Additional details regarding the terms of the change of control agreements described above are provided under the subheading “Potential Payments upon Termination or Change of Control” in this section.

Retirement Plans

Marshall & Ilsley has agreed to provide Mr. Kuester and Mr. Furlong with supplemental retirement benefits. The purpose of Marshall & Ilsley’s arrangement with Mr. Kuester is to provide him with an annual retirement benefit such that the sum of the benefits from Marshall & Ilsley’s Retirement Growth Plan, Marshall & Ilsley’s Amended and Restated Supplementary Retirement Benefits Plan, the SERP account of Marshall & Ilsley’s Amended and Restated Deferred Compensation Plan, Social Security and the Marshall & Ilsley Corporation Nonqualified Retirement Benefit Plan equals 60% of the sum of his average salary and annual short-term incentive compensation for his last five years of employment. Marshall & Ilsley’s arrangement with Mr. Furlong is intended to provide him with an annual retirement benefit such that the sum of the benefits from Marshall & Ilsley’s contributions into its qualified and nonqualified retirement programs, Social Security and his supplemental retirement plan equals 55% of the sum of Mr. Furlong’s highest average salary and annual short term incentive compensation for any five of his last ten years of employment.

The 2005 Marshall & Ilsley Corporation Executive Deferred Compensation Plan provides selected key employees of Marshall & Ilsley, including the named executive officers, with the ability to defer up to 80% of base salary and 100% of annual incentive payments. The plan also allows for deferral of gains upon vesting of shares of key restricted stock.

In addition, because of changes in the federal income tax law governing the taxation of split-dollar life insurance benefits, in 2003 Marshall & Ilsley entered into death benefit award agreements with Mr. Kuester and certain other senior executives under which a nonqualified death benefit plan was substituted for their previous life insurance arrangements. Originally, the life insurance benefits were provided in lieu of certain benefits to which Mr. Kuester was entitled under the Deferred Compensation Plan. Pursuant to these agreements, the beneficiaries of Mr. Kuester are provided with a “death benefit” that is a formula amount based primarily on certain life insurance proceeds.

Each of the retirement plans described above is intended to reward the executives for their contributions to the success of Marshall & Ilsley based on a variety of measures. By rewarding valuable contributions by the named executive officers, Marshall & Ilsley believes it is better able to achieve its objectives of attracting and retaining highly-talented individuals to fill key positions.

Impact of Accounting and Tax Treatments

Section 162(m) of the Internal Revenue Code prohibits publicly held companies, such as Marshall & Ilsley, from deducting certain compensation to any one named executive officer in excess of $1,000,000 during the tax year. However, Section 162(m) provides that, to the extent that compensation is based on the attainment of performance goals set by the compensation committee pursuant to plans approved by Marshall & Ilsley’s shareholders, the compensation is not included for purposes of arriving at the $1,000,000 limitation.

Marshall & Ilsley, through the compensation committee, intends to attempt to qualify executive compensation as tax deductible to the extent feasible and where it believes it is in the best interests of Marshall & Ilsley and its shareholders. It does not intend to permit this arbitrary tax provision to distort the effective development and execution of Marshall & Ilsley’s compensation program. Thus, the compensation committee is permitted to and will continue to exercise discretion in those instances in which mechanistic approaches necessary to satisfy tax law considerations could compromise the interests of Marshall & Ilsley’s shareholders. In addition, because of the uncertainties associated with the application and interpretation of Section 162(m) and the regulations issued thereunder, there can be no assurance that compensation intended to satisfy the requirements for deductibility under Section 162(m) will in fact be deductible.

Section 409A of the Internal Revenue Code, which was signed into law in October 2004, amended the tax rules to impose restrictions on funding, distributions and elections to participate in nonqualified deferred compensation arrangements. Final regulations regarding the application of Section 409A were issued on April 10, 2007. While Marshall & Ilsley believes that it is operating in compliance with the statutory provisions relating to Section 409A that are currently effective, Marshall & Ilsley is still in the process of reviewing the final regulations, and it is possible that Marshall & Ilsley will have to make adjustments to its nonqualified deferred compensation arrangements to comply with the new rules.

Recent Developments

In connection with the transactions contemplated by the transaction agreements, stock options held by Marshall & Ilsley employees and directors who will be continuing employees and directors of New Marshall & Ilsley will be converted to New Marshall & Ilsley options. These options will be converted based on a formula which will retain, following the separation, the aggregate spread and the ratio of exercise price to the share value on the options as the option holders had immediately prior to the transaction. While this conversion formula preserves the option-holder’s position following the separation of the two companies, it does not recognize the impact of certain ongoing factors which are projected to result from this separation. These factors, and their anticipated impact on the valuation of the options under the Black-Scholes model, were identified and analyzed by Hewitt Associates. One factor is that New Marshall & Ilsley common stock, without the Metavante component, is projected to have lower volatility than Marshall & Ilsley common stock. A decrease in the volatility of a company’s stock results in a lower option valuation under the Black-Scholes model. A second factor is that the New Marshall & Ilsley common stock is projected to have a higher dividend yield than Marshall & Ilsley common stock. An increase in the dividend yield also results in a lower option valuation under the Black-Sholes model. After consideration of the analysis prepared by Hewitt Associates and other factors deemed relevant by the compensation committee, and in keeping with Marshall & Ilsley’s objectives of retaining key personnel in critical positions and continuing to align a significant portion of each executive’s total compensation with the performance of the company, the compensation committee determined to provide an incremental equity award to ongoing employees and directors of New Marshall and Ilsley as described below.

Participants in the Marshall & Ilsley LTIP who remain as such at New Marshall & Ilsley will receive an incremental equity award in the form of restricted shares. Other participants in Marshall & Ilsley’s Equity Incentive Plan will receive New Marshall & Ilsley stock options. The incremental award will be determined for each individual based on the number of vested and unvested options held by such individual, taking into consideration the remaining term of the options. The incremental award will be immediately vested based on the option holder’s proportion of vested options to their total outstanding options. To the extent the outstanding Marshall & Ilsley options are unvested, the incremental award will have an ongoing vesting schedule. To the extent immediately vested key restricted shares are granted, the awards will have a three-year deferred release period and will be subject to a non-compete provision. Unvested restricted share awards will vest one-third in each of the last three-years of a five-year vesting period beginning on the date of grant. To the extent immediately vested options are awarded, the options will be subject to a deferred exercise period during which one-third of the option will be eligible for exercise after each of the initial three-years following award and will be subject to a non-compete provision. Unvested options granted will vest one-third in each of the first three years beginning on the first anniversary of the grant.

The awards are subject to the closing of the transactions and will be awarded on the last business day preceding the effective date of the transactions. Participants must be active employees or directors on the date of award in order to receive this grant.

Historical Compensation of Executive Officers

The following tables contain compensation information with respect to the Chairman and Chief Executive officer of Marshall & Ilsley, the individuals who served as Marshall & Ilsley’s principal financial officer in 2006, and the three other most highly compensated individuals who were serving as executive officers of Marshall & Ilsley at the end of 2006, excluding those Marshall & Ilsley executive officers who were also executive officers of Metavante. With the exception of Mr. Presley, Marshall & Ilsley believes that these individuals will be named executive officers of New Marshall & Ilsley upon completion of the transactions. The determination of the three most highly compensated persons was based on employment with Marshall & Ilsley for the year ended December 31, 2006. Unless the context suggest otherwise, references to Marshall & Ilsley’s common stock, restricted shares, restricted stock, restricted stock units and stock options refer to securities of Marshall & Ilsley. Amounts shown are for individuals in their last position with Marshall & Ilsley and do not necessarily reflect the compensation that the relevant individuals will earn in their new capacities as executive officers of New Marshall & Ilsley.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)		Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($) (6)	Total ($)
Dennis J. Kuester Chairman and Chief Executive Officer*	2006	$925,000	—		$2,163,344	$1,760,171	$1,452,250	$1,479,013	$305,929	$8,085,707

Mark F. Furlong President and President, M&I Marshall & Ilsley Bank*	2006	600,000	—		1,206,654	794,189	784,800	701,853	127,600	4,215,096

Gregory A. Smith (7) Senior Vice President and Chief Financial Officer	2006	242,045	$48,325	(9)	114,931	108,278	351,675	2,946	39,118	907,318

Thomas J. O’Neill Senior Vice President and President M&I Bank FSB	2006	385,000	—		573,879	402,077	401,200	—	100,057	1,862,213

Kenneth C. Krei Senior Vice President and Chairman and Chief Executive Officer, M&I Trust Company	2006	380,000	—		489,123	347,021	396,000	744	133,014	1,745,902

John M. Presley (8) Senior Vice President and Chief Financial Officer (Resigned)	2006	86,833	—		(252,787)	(195,707)		—	45,927	(315,734)

*	On April 24, 2007, Mr. Furlong succeeded Mr. Kuester as Chief Executive Officer of Marshall & Ilsley.
(1)	Salary adjustments for Marshall & Ilsley’s executive officers generally are effective on January 1 of each year.

(2)	Represents the expense for both restricted shares and long-term incentive units recognized by Marshall & Ilsley in accordance with FAS 123(R), which requires that compensation cost relating to share-based payment transactions be recognized in financial statements. The values set forth in this column represent the dollar amounts recognized in accordance with FAS 123(R) with respect to fiscal 2006, disregarding the estimate of forfeitures for service-based vesting conditions. The expense recognized by Marshall & Ilsley in accordance with FAS 123(R) may differ from the value that will eventually be realized by the named executive officers, which will be based on the market value of Marshall & Ilsley’s common stock at the time of vesting (and, for the long-term incentive units, will also be dependent upon the performance of Marshall & Ilsley relative to the targets established by the compensation committee). The assumptions used to determine the FAS 123(R) values are described in Note 18 to the Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement. The expense attributable to stock awards granted in October 2006 (for Mr. Smith, this also includes the June 2006 award) and the expense attributable to unvested stock awards granted in prior years, respectively, for each named executive officer are as follows: Mr. Kuester—$42,360 and $2,120,894; Mr. Furlong—$21,180 and $1,185,474; Mr. Smith—$114,931 and $0; Mr. O’Neill—$10,459 and $563,420; Mr. Krei—$9,413 and $479,710; and Mr. Presley—$0 and $(252,787). For a description of the treatment of restricted shares and long-term incentive units in the transactions contemplated by the investment agreement and related agreements, see “The Transactions—Interests of Certain Persons in the Transactions” and “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution—Employee Matters Agreement.”

(3)	Represents the expense for stock options recognized by Marshall & Ilsley in accordance with FAS 123(R). The values set forth in this column represent the dollar amounts recognized in accordance with FAS 123(R) with respect to fiscal 2006, disregarding the estimate of forfeitures for service-based vesting conditions. The expense recognized by Marshall & Ilsley in accordance with FAS 123(R) may differ from the value that will eventually be realized by the named executive officers. The named executive officers will realize value in connection with the stock options only if and to the extent the price of Marshall & Ilsley’s common stock exceeds the exercise price of the stock options at such time as the officers exercise the stock options. The assumptions used to determine the FAS 123(R) values are described in Note 18 to the Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement. The expense attributable to option awards granted in October 2006 (for Mr. Smith, this also includes the June 2006 award) and the expense attributable to unvested option awards granted in prior years, respectively, for each named executive officer are as follows: Mr. Kuester—$1,760,171 and $0; Mr. Furlong—$47,694 and $746,495; Mr. Smith—$108,278 and $0; Mr. O’Neill—$23,551 and $378,526; Mr. Krei—$21,199 and $325,822; and Mr. Presley—$0 and $(195,707). Because he is over 55 years of age and has more than ten years of service with Marshall & Ilsley, Mr. Kuester’s options were fully vested on the date of grant. For a description of the treatment of stock options in the transactions contemplated by the investment agreement and related agreements, see “The Transactions--Interests of Certain Persons in the Transactions” and “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution--Employee Matters Agreement.”

(4)	Includes the following payments made under the Annual Executive Incentive Compensation Plan: Mr. Kuester—$1,452,250; Mr. Furlong—$784,800; Mr. Smith—$351,675; Mr. O’Neill—$401,200; and Mr. Krei—$396,000.

(5)	Represents the following changes in present value of account balances under the Nonqualified Retirement Benefit Plan and the Supplemental Retirement Benefit Agreement, respectively, for 2006: Mr. Kuester—$1,479,013; and Mr. Furlong—$701,853. Includes the following above-market amounts accrued by Marshall & Ilsley on account balances under the Supplementary Retirement Benefit Plan and the Executive Deferred Compensation Plan for 2006 (utilizing crediting rates under the plans which are indexed to either the Moody’s “A” Long-Term Corporate Bond Rate or the S&P 500 Index, based upon the participant’s election) over the amounts determined pursuant to SEC rules: Mr. Smith—$2,946; and Mr. Krei—$744.

(6)	Includes the following contributions by Marshall & Ilsley under the Retirement Program for 2006: Mr. Kuester—$24,200; Mr. Furlong—$24,200; Mr. O’Neill—$24,200; and Mr. Krei—$24,200. Includes

the following employer contributions into the Executive Deferred Compensation Plan based on compensation paid or deferred during 2006: Mr. Kuester—$169,872; Mr. Furlong—$89,998; Mr. Smith—$25,964; Mr. O’Neill—$50,289; and Mr. Krei—$48,886. Marshall & Ilsley provides perquisites to each of the named executives officers. These perquisites include payment of club dues, personal financial planning and tax preparation services, personal use of company cars and, with respect to Mr. Kuester and Mr. Furlong, personal use of company aircraft limited to 40 flight hours per year. The named executive officers are allowed to reimburse Marshall & Ilsley for such perquisites at the incremental cost of such perquisites to Marshall & Ilsley to the extent that limitations on personal use are exceeded. The aggregate unreimbursed value of the perquisites provided to Marshall & Ilsley’s named executive officers are as follows: Mr. Kuester—$111,857; Mr. Furlong—$13,402; Mr. Smith—$13,154; Mr. O’Neill—$25,568; Mr. Krei—$59,928; and Mr. Presley—$45,927. The perquisites that exceed $25,000 in value include Mr. Kuester’s personal use of company aircraft in the amount of $70,059 and the value of Marshall & Ilsley-owned automobile provided to Mr. Presley upon his termination of employment in the amount of $39,761. Executive officers’ spouses and immediate family members may accompany them on company aircraft using unoccupied space on flights that were already scheduled, and Marshall & Ilsley recognizes no incremental cost in connection with such use. All perquisites are valued for disclosure purposes at their incremental cost to Marshall & Ilsley in accordance with SEC regulations.

(7)	Mr. Smith’s employment with Marshall & Ilsley commenced on June 19, 2006.

(8)	Mr. Presley resigned his employment with Marshall & Ilsley effective March 24, 2006. As a result, Mr. Presley forfeited options to purchase 85,000 shares of Marshall & Ilsley’s common stock, 15,000 restricted stock units and 10,000 units awarded under Marshall & Ilsley’s 1994 Long-Term Incentive Plan.

(9)	Represents a discretionary cash payment to Mr. Smith in recognition of his contributions to Marshall & Ilsley.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2006

Name	Grant Date		Approval Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (5)	All Other Option Awards: Number of Securities Under- lying Options (#) (6)	Exercise or Base Price of Option Awards ($/Sh) (7)	Grant Date Fair Value of Stock and Option Awards ($) (8)
					Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Dennis J. Kuester		(1)			$370,000	$1,110,000	$1,887,000
	10/30/06		10/19/06	(2)							20,250			$973,418
	10/30/06		10/19/06	(2)								182,250	$48.07	1,760,535
	12/21/06	(3)						4,500	18,000	49,500
Mark F. Furlong		(1)			210,000	600,000	1,020,000
	10/30/06		10/19/06	(2)							10,125			486,709
	10/30/06		10/19/06	(2)								91,125	48.07	830,149
	12/21/06										15,000			718,050
	12/21/06	(3)						3,750	15,000	41,250
Gregory A. Smith		(1)			84,375	270,000	455,625
	06/19/06		4/25/06	(2)							17,500			782,425
	06/19/06		4/25/06	(2)								60,000	44.71	518,400
	10/30/06		10/19/06	(2)							3,350			161,035
	10/30/06		10/19/06	(2)								30,000	48.07	273,300
	12/21/06	(3)						1,250	5,000	13,750
Thomas J. O’Neill		(1)			$96,250	$308,000	$519,750
	10/30/06		10/19/06	(2)							5,000			$240,350
	10/30/06		10/19/06	(2)								45,000	$48.07	$409,950
	12/21/06	(3)						1,250	5,000	13,750
Kenneth C. Krei		(1)			$95,000	$304,000	$513,000
	10/30/06		10/19/06	(2)							4,500			$216,315
	10/30/06		10/19/06	(2)								40,500	$48.07	$368,955
	12/21/06	(3)						1,125	4,500	12,375
John M. Presley		(1)(4)			100,000	320,000	540,000	—	—	—	—	—	—	—

(1)	Includes incentive awards made under the Annual Executive Incentive Compensation Plan. Actual amounts paid under the Annual Executive Incentive Compensation Plan in 2006 are included in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table.”

(2)	The compensation committee approves the annual stock option and restricted stock awards at its regularly scheduled meeting in October; however, awards are granted on the date which is two weeks following the third quarter earnings announcement in October. The compensation committee approved Mr. Smith’s awards at its meeting held prior to an employment offer being extended to Mr. Smith to commence employment as of June 19, 2006. Subsequently the awards were granted on the date on which Mr. Smith commenced employment with Marshall & Ilsley.

(3)	Includes units granted under the Marshall & Ilsley Corporation Long-Term Incentive Plan for the three-year performance period from January 1, 2007 to December 31, 2009.

(4)	Due to his resignation from Marshall & Ilsley in March 2006, Mr. Presley was not eligible to receive payouts under the Annual Executive Incentive Compensation Plan.

(5)	Restricted shares vest based on the schedules described in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table in this section. All restricted shares will vest immediately upon a “triggering event” (which relates to a change of control of Marshall & Ilsley) or upon the death of the employee. Participants are paid dividends with respect to their unvested restricted shares.

(6)

Options generally become exercisable based on the following schedule: one-third on the first anniversary of the date of grant, an additional one-third on the second anniversary of the date of grant and the remaining one-third on the third anniversary of the date of grant. All options will become immediately exercisable upon a change of control of Marshall & Ilsley or upon the death of the employee. Employees who have attained age 55 and have at least ten years of service with Marshall & Ilsley or a subsidiary receive options that are fully vested on the date of grant.

(7)	All options have an exercise price equal to 100% of the fair market value of Marshall & Ilsley’s common stock on the date of grant. The exercise price may be paid in cash or by delivery of shares of Marshall & Ilsley’s common stock.

(8)	Represents aggregate grant date value computed in accordance with FAS 123(R). The assumptions used to determine such value are described in Note 18 to the Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement.

Annual Executive Incentive Plan. The Annual Executive Incentive Plan provides for annual cash incentives to the participants based upon one or more objective financial performance criteria selected by the compensation committee. The Annual Executive Incentive Plan rewards eligible senior executives with an incentive award based on a percentage of each participant’s base salary if the performance goals set by the compensation committee are met for that year. The performance criterion under the Annual Executive Incentive Plan for 2006 was earnings per share, adjusted for certain items as approved by the compensation committee. Results under the plan exceeded the target performance levels established by the compensation committee for 2006, and resulted in eligible senior executives receiving payouts ranging from 45% to 157% of their respective 2006 base salaries as compared to payouts ranging from 54% to 158% of base salaries in 2005. Under the Annual Executive Incentive Plan, Messrs. Kuester, Furlong, Smith, O’Neill, Krei and Presley received payouts of 157%, 131%, 78%, 104%, 104% and 0%, respectively, of their base salaries. In future years, the compensation committee may use performance criteria different from those used for 2006.

1994 Long-Term Incentive Plan. Units awarded under the Marshall & Ilsley LTIP represent share equivalents of Marshall & Ilsley’s common stock. The performance period is the three years commencing on January 1, 2007 and ending on December 31, 2009 for awards granted in December 2006. Additional units will be credited to each participant’s account when dividends are paid on shares of Marshall & Ilsley’s common stock. Vesting of units occurs at the end of the three-year period except in the case of the death or disability of the participant, termination of a participant’s employment due to retirement or the occurrence of a change in control of Marshall & Ilsley. Upon the occurrence of a change in control, units vest notwithstanding continued employment by the acquiring company. A payout multiple is applied to the units awarded to a participant based on Marshall & Ilsley’s performance in relation to two equally weighted performance criteria, which represent (a) the total return of Marshall & Ilsley’s common stock for the three-year period when compared with the total return for those stocks composing the KBW 50 Index and (b) Marshall & Ilsley’s cumulative earnings per share for the three-year period, adjusted for certain items. Marshall & Ilsley’s performance in relation to the performance criteria is calculated independently, thereby allowing a participant to receive a payout under one of the criterion but not under the other. For each criterion, the threshold payout multiple is 12.5% and the maximum is 137.5%, resulting in a combined maximum of 275%. No payout will be made under a criterion for performance below threshold. The resulting payout multiple is applied to the units awarded and units awarded to the participant in lieu of the payment of dividends. Marshall & Ilsley will satisfy any payout obligations under the Marshall & Ilsley LTIP in an amount of cash equal to the fair market value of the number of shares represented by the units. Before awards are paid, the compensation committee must certify the extent to which the performance criteria have been met.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Dennis J. Kuester	100,000			$25.91	12/10/08	65,250	(1)	$3,139,178
	139,000			30.75	12/16/09				49,500	(6)	$2,381,445
	160,000			22.80	12/14/10				49,500	(7)	2,381,445
	245,000			31.95	12/20/11				49,500	(8)	2,381,445
	270,000			28.55	10/25/12
	202,500			34.79	10/27/13
	202,500			41.95	10/27/14
	202,500			42.82	10/28/15
	182,250			48.07	10/30/16

Mark F. Furlong	120,000			25.65	04/16/11	55,625	(2)	2,676,119
	80,000			31.95	12/20/11				33,000	(6)	1,587,630
	92,500			28.55	10/25/12				33,000	(7)	1,587,630
	69,400			34.79	10/27/13				41,250	(8)	1,984,538
	67,500	33,750		41.95	10/27/14
	33,750	67,500		42.82	10/28/15
		91,125		48.07	10/30/16

Gregory A. Smith		60,000		44.71	06/19/16	20,850	(3)	1,003,094
		30,000		48.07	10/30/16				13,750	(8)	661,513

Thomas J. O’Neill	8,000			28.50	12/11/07	17,700	(4)	$851,547
	12,000			25.91	12/10/08				13,750	(6)	661,513
	18,000			30.75	12/16/09				13,750	(7)	661,513
	53,000			20.76	06/30/10				13,750	(8)	661,513
	48,000			31.95	12/20/11
	55,000			28.55	10/25/12
	45,000			34.79	10/27/13
	33,333	16,667		41.95	10/27/14
	16,666	33,334		42.82	10/28/15
		45,000		48.07	10/30/16

Kenneth C. Krei	50,000			30.58	6/30/13	19,300	(5)	928,523
	30,000	15,000		41.95	10/27/14				12,375	(6)	595,361
	15,000	30,000		42.82	10/28/15				12,375	(7)	595,361
		40,500		48.07	10/30/16				12,375	(8)	595,361

John M. Presley	—	—		—	—	—		—	—		—

(1)	All of Mr. Kuester’s outstanding restricted shares will be fully vested on January 1, 2008 in accordance with the terms of his transition and consulting agreement.

(2)	Mr. Furlong’s restricted shares vest as follows: 4,000 on each of April 16, 2007 and April 16, 2008; 11,250 shares on each of October 27, 2007 and October 28, 2008; 3,375 shares on each of October 30, 2009, October 30, 2010 and October 30, 2011; and 3,000 shares on each of December 21, 2009, December 21, 2010, December 21, 2011, December 21, 2012 and December 21, 2013.

(3)	Mr. Smith’s restricted shares vest as follows: 7,900 shares on June 19, 2009; 2,400 shares on each of June 19, 2010, June 19, 2011, June 19, 2012, and June 19, 2013; and 1,117 shares on each of October 30, 2009, October 30, 2010 and October 30, 2011.

(4)	Mr. O’Neill’s restricted shares vest as follows: 800 shares on each of January 10, 2007 and January 10, 2008; 5,550 shares on October 27, 2007; 5,550 shares on October 28, 2008; 1,667 shares on October 30, 2009; 1,666 shares on October 30, 2010; and 1,667 shares on October 30, 2011.

(5)	Mr. Krei’s restricted shares vest as follows: 1,200 shares on each of June 30, 2007, June 30, 2008, June 30, 2009 and June 30, 2010; 5,000 shares on October 27, 2007; 5,000 shares on October 28, 2008; and 1,500 shares on each of October 30, 2009, October 30, 2010 and October 30, 2011.

(6)	Units represent share equivalents granted under the Marshall & Ilsley LTIP for the three-year period which began on January 1, 2005 and ending on December 31, 2007. The units vest 100% on December 31, 2007. Units are shown based upon the maximum performance level under the plan because performance for the previous three-year performance period exceeded the target amount.

(7)	Units represent share equivalents granted under the Marshall & Ilsley LTIP for the three-year period which began on January 1, 2006 and ending on December 31, 2008. The units vest 100% on December 31, 2008. Units are shown based upon the maximum performance level under the plan because performance for the previous three-year performance period exceeded the target amount.

(8)	Units represent share equivalents granted under the Marshall & Ilsley LTIP for the three-year period which began on January 1, 2007 and ending on December 31, 2009. The units vest 100% on December 31, 2009. Units are shown based upon the maximum performance level under the plan because performance for the previous three-year performance period exceeded the target amount.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2006

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Dennis J. Kuester (1)	52,000	$953,147	—	—
Mark F. Furlong (2)	—	—	—	—
Gregory A. Smith	—	—	—	—
Thomas J. O’Neill (3)	—	—	—	—
Kenneth C. Krei	—	—	1,200	$53,688
John M. Presley	20,000	56,600	—	—

(1)	Does not include 22,500 restricted stock units which vested during 2006, the receipt of which was deferred by Mr. Kuester under the Marshall & Ilsley Corporation Executive Deferred Compensation Plan described in the narrative following the “Nonqualified Deferred Compensation in Fiscal 2006” table in this section. The value of such deferred restricted stock units as of the date of vesting was $1,074,825.

(2)	Does not include 11,750 restricted stock units which vested during 2006, the receipt of which was deferred by Mr. Furlong under the Marshall & Ilsley Corporation Executive Deferred Compensation Plan described in the narrative following the “Nonqualified Deferred Compensation in Fiscal 2006” table in this section. The value of such deferred restricted stock units as of the date of vesting was $543,058.

(3)

Does not include 5,800 restricted stock units which vested during 2006, the receipt of which was deferred by Mr. O’Neill under the Marshall & Ilsley Corporation Executive Deferred Compensation Plan described in the narrative following the “Nonqualified Deferred Compensation in Fiscal 2006” table in this section. The value of such deferred restricted stock units of the date of vesting was $273,650. Also does not include 3,739 shares acquired through an exercise of a stock option exercised on February 10, 2006, the receipt of which had been deferred by Mr. O’Neill under applicable plan rules of the Marshall & Ilsley Corporation Executive Deferred Compensation Plan in effect at the time of the deferral. The value of the deferral as of the date of exercise was $158,085.

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#) (3)	Present Value of Accumulated Benefit ($) (4)	Payments During Last Fiscal Year ($)
Dennis J. Kuester	Nonqualified Retirement Benefit Plan (1)	—	$9,110,125	$0
Mark F. Furlong	Supplemental Retirement Benefit Agreement (2)	—	1,962,710	0

(1)	The Marshall & Ilsley Corporation Nonqualified Retirement Benefit Plan (the “Nonqualified Plan”) provides Mr. Kuester with a supplemental retirement benefit. The purpose of the Nonqualified Plan is to provide an annual retirement benefit such that the sum of the benefits from the Retirement Growth Plan, Marshall & Ilsley’s Amended and Restated Supplementary Retirement Benefits Plan (the “SERP”), the SERP Account of Marshall & Ilsley’s Amended and Restated Deferred Compensation Plan, Social Security and the Nonqualified Plan equals 60% of the sum of Mr. Kuester’s average salary and annual short-term incentive compensation for his last five years of employment. The benefit under the Nonqualified Plan can be paid for life with a 120-month certain pay-out or on a joint and survivor basis at Mr. Kuester’s option. The pay-out option elected may also affect the amount of the annual benefit. Mr. Kuester’s estimated monthly retirement benefit beginning at age 65 is $75,853, determined based on the five year average compensation earned through December 31, 2006 and the actuarial and interest rate assumptions described herein. Mr. Kuester has the option, in certain circumstances, to elect to receive the present value of the benefits to which he is entitled under the Nonqualified Plan upon a change of control regardless of his age at that point.

(2)	Marshall & Ilsley has agreed to provide Mr. Furlong with a supplemental retirement benefit (the “SERP Agreement”). The purpose of the SERP Agreement is to provide an annual retirement benefit such that the sum of the benefits from Marshall & Ilsley’s contributions into its qualified and non-qualified retirement programs, Social Security and the SERP Agreement equals 55% of the sum of Mr. Furlong’s highest average salary and annual short-term incentive compensation for any five of his last ten years of employment. The benefits under the SERP Agreement will begin vesting at age 55, and will be fully vested at age 62. If Mr. Furlong’s employment terminates prior to his attaining age 55 other than by reason of death or disability or in connection with a change of control of Marshall & Ilsley, he will receive no benefits under the SERP Agreement. The total benefit under the SERP Agreement will be adjusted in the event of death or disability before age 62, and can be paid for life with a 120-month certain pay-out or on a joint and survivor basis at Mr. Furlong’s option. The payout option elected may also affect the amount of the annual benefit. Mr. Furlong’s estimated monthly retirement benefit beginning at age 65 is $39,164, determined based on the five year average compensation earned through December 31, 2006 and the actuarial and interest rate assumptions described herein. In the event of a change of control before Mr. Furlong attains age 55, 44% of the benefits under the SERP Agreement will be vested, and an additional 4% of the benefits will vest for each subsequent year. In the event of a change of control after Mr. Furlong attains age 55, the benefits under the SERP Agreement will be fully vested.

(3)	Benefits under the Nonqualified Plan and the SERP Agreement are not based on years of credited service.

(4)	The present value of accumulated benefits under the Nonqualified Plan and the SERP Agreement were determined assuming a discount rate of 6% and mortality rates that were based on the 1983 Group Annuity Mortality Table, and were based on compensation earned through December 31, 2006.

NONQUALIFIED DEFERRED COMPENSATION IN FISCAL 2006

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($) (2)	Aggregate Withdrawals/ Distributions ($) (3)	Aggregate Balance at Last FYE ($) (4)
Dennis J. Kuester	$2,160,218	$160,992	$1,246,641	—	$19,745,566
Mark F. Furlong	1,381,559	77,720	427,217	—	5,674,758
Gregory A. Smith	1,074,965	—	56,018	—	1,130,982
Thomas J. O’Neill	398,435	46,938	250,307	—	2,965,956
Kenneth C. Krei	0	46,138	6,710	—	111,685
John M. Presley	68,222	74,844	45,227	$(756,377)	101,655

(1)	All executive contributions and contributions by Marshall & Ilsley for 2006 have been reported in the Summary Compensation Table in either current or prior years, with the exception of Mr. Krei and Mr. O’Neill. Mr. O’Neill became a named executive officer in 2004. As a result, his compensation for 2002 through 2006 has been disclosed in previous or current Summary Compensation Tables. $158,085 of Mr. O’Neill’s executive contribution for 2006 relates to a stock option granted to him in 1996 which was not disclosed in the Summary Compensation Table for that year. Mr. Krei was not a named executive officer in prior years. Marshall & Ilsley’s contribution for Mr. Krei for 2006 is not shown in the Summary Compensation Table and has not been shown in prior years because the contribution relates to compensation earned by Mr. Krei in prior years.

(2)	Executives who elect to defer base salary or non-equity incentive payments or who receive employer contributions under the Deferred Compensation Plan, as described below, may choose from two investments options: a fixed rate option equal to the Moody’s “A” Long-Term Corporate Bond Rate for the month of September of the previous year and an equity option equal to the total return of the S&P 500 Index. The Moody’s rate for 2006 was 5.50%, and the individual earnings for the Moody’s investment were as follows: Mr. Kuester—$803,774; Mr. Furlong—$99,915; Mr. Smith—$776; Mr. O’Neill—$67,429; Mr. Krei—$4,824; and Mr. Presley—$4,121. Individual earnings based on the return of the S&P 500 Index were as follows: Mr. Smith—$3,832; Mr. O’Neill—$715; Mr. Krei—$1,886; and Mr. Presley—$940. To the extent an executive elects to defer the receipt of restricted shares, the sole investment choice is Marshall & Ilsley’s common stock. The individual earnings based on the return of Marshall & Ilsley’s common stock were as follows: Mr. Kuester—$442,867; Mr. Furlong—$327,302; Mr. Smith—$51,410; Mr. O’Neill—$182,163; and Mr. Presley—$40,166. For a description of the treatment of the effect of the investment agreement and related agreements on the deferred compensation plans, see “The Transactions—Interests of Certain Persons in the Transactions” and “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution—Employee Matters Agreement.”

(3)	Represents unvested contributions which were forfeited due to Mr. Presley’s termination of employment in March 2006.

(4)	Amounts in this column reflect deferrals and earnings under Marshall & Ilsley’s deferred compensation plans, beginning in 1997 and through December 31, 2006. Disclosure of aggregate earnings under nonqualified deferred compensation plans was not previously required. Therefor, the following amounts have not been reported in the Summary Compensation Table in either the current or prior years: Mr. Kuester—$4,955,710; Mr. Furlong—$953,395; Mr. Smith—$56,018; Mr. O’Neill—$1,154,940; and Mr. Krei—$111,685; and Mr. Presley—$79,249. With the exception of Mr. Krei and Mr. O’Neill, who were not named executive officers since the inception of the plans, these amounts represent the aggregate earnings under the plans.

The 2005 Marshall & Ilsley Corporation Executive Deferred Compensation Plan (the “Deferred Compensation Plan”) provides selected key employees of Marshall & Ilsley, including the named executive officers, with the ability to defer up to 80% of base salary and 100% of bonus. Those employees electing to participate have two investment options for amounts deferred: a fixed rate option equal to the Moody’s “A” Long-Term Corporate Bond Rate for the month of September of the previous year and an equity option equal to the total return of the S&P 500 Index. The percentage allocated to any investment option may not be less than 10% and elections may be changed semi-annually. The Deferred Compensation Plan also allows participants to defer the receipt of restricted shares and shares issued upon the exercise of stock options. However, participants are not entitled to defer shares issued upon exercise of stock options until such time as the administrator of the Deferred Compensation Plan determines that such a deferral is permissible under Section 409A of the Internal Revenue Code. Amounts deferred are distributable upon termination of employment at the election of the participant.

The distribution election choices under the Deferred Compensation Plan range from lump sum distribution to a pay-out over 15 years if a participant’s employment terminates on or after age 55, other than because of death or disability, with at least 10 years of service. For future plan year deferrals, distribution election choices may change, but only those distribution methods permitted under Section 409A of the Internal Revenue Code will be allowed. Amounts deferred and investment returns thereon are held in the Marshall & Ilsley Corporation Deferred Compensation Trust II of which M&I Trust is the trustee. In addition to participant-directed deferrals, the compensation committee may require deferrals of any amount necessary to ensure the deductibility of compensation paid to a named executive officer under federal income tax law. Participants in the Deferred Compensation Plan are also eligible to receive an employer contribution equal to the amount that would have been allocated to such participant’s account under the Marshall & Ilsley Retirement Growth Plan absent statutory limitations on compensation. This contribution is credited to an account which vests after an employee has five years of “vesting service” (as defined in Marshall & Ilsley’s Retirement Growth Plan). Participants have the same investment and pay-out elections with respect to these accounts as with other accounts in the Deferred Compensation Plan, and amounts credited are held in the M&I Trust. To the extent participants do not receive matching amounts under Marshall & Ilsley’s qualified retirement plan due to deferrals that reduce their taxable compensation below the qualified plan limits, participants receive a makeup matching amount under the Deferred Compensation Plan.

Potential Payments Upon Termination or Change of Control

Set forth below is a description of potential payments to be made to named executive officers of Marshall & Ilsley upon a change of control. Marshall & Ilsley believes that the consummation of these transactions will not constitute a change of control under the agreements and plans discussed below.

Termination Payments. Marshall & Ilsley does not have employment agreements with any of its named executive officers, nor does it currently intend to enter into any such agreements. Likewise, Marshall & Ilsley does not have a written policy regarding the payments and benefits that named executive officers may be eligible for upon termination by Marshall & Ilsley without cause or upon a termination that is mutually agreed upon by Marshall & Ilsley and executive. Based on Marshall & Ilsley’s past practice, in the event of terminations that have been mutually agreed upon by Marshall & Ilsley and executive, named executive officers have received up to two times base salary and target annual incentive opportunity, employer-subsidized health and dental insurance for the 24-month period, and have been given their company-owned automobile. In exchange for such payments and benefits, the named executive officer terminating employment has generally agreed to provide certain transition services and to release Marshall & Ilsley from certain potential legal liabilities, and has agreed to non-compete provisions. If named executive officers had terminated employment pursuant to a mutually agreed upon arrangement on December 31, 2006, assuming Marshall & Ilsley were to follow its past practice with respect to the payments and benefits described above, the maximum value of the payments and benefits received by each of the named executive officers would have been as follows: Mr. Kuester—$4,163,000; Mr. Furlong—$2,473,000; Mr. Smith—$1,683,000; Mr. O’Neill—$1,446,000 and Mr. Krei—$1,406,000. These amounts do not include the value of other miscellaneous benefits that have been provided in certain situations in the past and may be made in the future to named executive officers upon a termination of their employment, depending upon the circumstances of the individual named executive officer and of his termination. In certain past situations, these have included payments for such items as outplacement services, legal fees and tax preparation services.

Stock Option and Restricted Stock Plans. Under Marshall & Ilsley’s 1997, 2000 and 2003 Executive Stock Option and Restricted Stock Plans and the 2006 Equity Incentive Plan (the “Plans”), in the event of a change of control of Marshall & Ilsley (as defined in the Plans), all outstanding stock options and restricted shares become fully vested. In the event of normal retirement (defined as age 65) or early retirement (generally defined as age 55 with at least 10 years of service), the compensation committee’s past practice has been to accelerate the vesting of any outstanding restricted shares as of the date of such retirement. In the event of death, all outstanding stock options and restricted shares become fully vested. In the event of disability, the period of disability is treated as continuing employment for purposes of the Plans. The value to each named executive officer of the accelerated vesting of any unvested options and restricted shares had any of these situations occurred on December 31, 2006 (based on a year-end stock price of $48.11) would have been as follows: Mr. Kuester—$3,139,178; Mr. Furlong—$3,244,739; Mr. Smith—$1,208,294; Mr. O’Neill—$1,132,353; and Mr. Krei—$1,181,243.

Long-Term Incentive Plan. Under the Marshall & Ilsley LTIP, in the event of a change of control of Marshall & Ilsley (as defined in the Marshall & Ilsley LTIP), the executive is entitled to a payout of any outstanding units based on the attainment of the performance criteria on the date the change of control occurs, unless the compensation committee provides otherwise at the time an award is made. In the event of normal retirement (defined as age 65), executives participate in the Marshall & Ilsley LTIP as to performance units already awarded for the duration of the performance period. Likewise, in the event of early retirement (generally defined as age 55 with at least 10 years of service), the compensation committee’s past practice has been to allow executives to participate in the LTIP as to performance units already awarded for the duration of the performance period. In the event of death, the executive’s beneficiary may continue to participate in the Marshall & Ilsley LTIP as to the performance units already awarded until the close of the calendar year in which the executive dies, unless the compensation committee provides otherwise at the time an award is made. If the compensation committee determines that the relevant performance criteria have been met as of the close of the calendar year, the executive’s beneficiary would receive a prorated award of the outstanding units. In the event of disability, the period of disability is treated as continuing employment for purposes of the Marshall & Ilsley LTIP. The value to each participating named executive officer of accelerated vesting or continued participation in the Marshall & Ilsley LTIP for the duration of each applicable plan period had any of these situations occurred on December 31, 2006 (based on target performance and a year-end stock price of $48.11) would have been as follows: Mr. Kuester—$2,597,940; Mr. Furlong—$1,876,290; Mr. Smith—$240,550; Mr. O’Neill—$721,650; and Mr. Krei—$649,485.

Change of Control Agreements and Related Matters. In order to assure management continuity and stability, Marshall & Ilsley has entered into change of control agreements (the “Marshall & Ilsley Change of Control Agreements”) with all of the named executive officers. The Marshall & Ilsley Change of Control Agreements with the named executive officers are substantially similar and each have a term of three years (with the exception of Mr. Krei, whose Change of Control Agreement has a term of two years).

The Marshall & Ilsley Change of Control Agreements guarantee the named executive officers specific payments and benefits upon a termination of employment as a result of a change of control of Marshall & Ilsley. If a change of control occurs, the contract becomes effective and continues for the relevant term. The employment term renews on a daily basis until Marshall & Ilsley gives notice to terminate the daily renewal.

The Marshall & Ilsley Change of Control Agreements provide for specified benefits after a change of control if the named executive officer voluntarily terminates for “good reason” or is involuntarily terminated other than for “cause” (as such terms are defined in the Marshall & Ilsley Change of Control Agreements). In addition, in the case of some Marshall & Ilsley Change of Control Agreements, at the end of six months after a change of control, the named executive officer may terminate employment for any reason and is entitled to receive full benefits. Upon a termination, the named executive officer is entitled to (a) a lump sum payment equal to two or three times (depending on whether the contract is a two- or three-year contract) the sum of the named executive officer’s current base salary plus the higher of the named executive officer’s bonus for the last year or the named executive officer’s average bonus for the past three years, (b) a proportionate amount of any unpaid bonus deemed earned for the year of termination, (c) a lump sum payment equal to the retirement benefits lost as a result of not having been employed for the remaining contract term, (d) health and other benefits for the remaining contract term, and (e) payments for certain other fringe benefits. In the event of a termination of employment as a result of his death, the named executive officer’s beneficiary is entitled to six months of base salary. No additional benefits are guaranteed under the contract upon a named executive officer’s disability or termination of employment by Marshall & Ilsley for cause.

Under the Marshall & Ilsley Change of Control Agreements, if the named executive officer voluntarily terminates his employment for good reason or his employment is involuntarily terminated other than for cause following a change of control, options held by the named executive officers will remain exercisable for the lesser of (a) the remainder of their respective terms or (b) one year after the named executive officer’s death. The Marshall & Ilsley Change of Control Agreements also provide for “gross-up” payments in the event payments to an executive under the Marshall & Ilsley Change of Control Agreement are subject to the excise tax (the “Excise Tax”) provided for under Section 4999 of the Internal Revenue Code, or any similar federal, state or local tax which may be imposed, in an amount such that the net amount retained by the named executive officer, after deduction of any Excise Tax on the payments and any federal, state and local income tax and Excise Tax on the gross-up payment, shall be equal to the payments then due.

If a named executive officer had been terminated as of December 31, 2006 either voluntarily with good reason or involuntarily without cause following a change of control, the maximum value of the payments and benefits payable to such named executive officer under these agreements (including the maximum 280G gross-up as applicable, calculated using a 61.9 % combined federal and state tax rate) would have been as follows: Mr. Kuester—$7,865,981; Mr. Furlong—$8,085,569; Mr. Smith—$4,871,387; Mr. O’Neill—$4,503,398; and Mr. Krei—$2,968,414. These amounts do not include the value of stock options, restricted shares or LTIP performance units that would vest upon a change of control, regardless of whether the executive’s employment terminated.

Supplemental Retirement Benefit. If a change of control had occurred on December 31, 2006, 44% of the benefits under Mr. Furlong’s SERP Agreement would have been vested. If a change of control were to occur subsequent to 2006, an additional 4% of the benefits will vest for each subsequent year. In the event of a change of control after Mr. Furlong attains age 55, the benefits under the SERP Agreement will be fully vested. The terms of the SERP Agreement are described in more detail in footnote 2 to the Pension Benefits table set forth above in this section.

Death Benefit Award Agreements. Because of changes in the federal income tax law governing the taxation of split-dollar life insurance benefits, in 2003 Marshall & Ilsley entered into death benefit award agreements with Mr. Kuester and certain other senior executives under which a nonqualified death benefit plan was substituted for their previous life insurance arrangements. Originally, the life insurance arrangements were provided in lieu of certain benefits to which Mr. Kuester was entitled under the Deferred Compensation Plan, a substantial portion of which were attributable to past deferrals of Mr. Kuester’s compensation. Pursuant to the death benefit award agreements, the beneficiaries of Mr. Kuester are provided with a “death benefit” that is a formula amount based primarily on certain life insurance proceeds. On a present value basis, the new arrangements were structured to be economically neutral to Marshall & Ilsley as compared to the life insurance arrangements. Under his death benefit award agreement, as of December 31, 2006, the amount payable to Mr. Kuester’s beneficiaries upon his death was $9,288,546. To informally fund a significant portion of the benefits owed to Mr. Kuester under this arrangement, Marshall & Ilsley owns and is the beneficiary of two life insurance policies on the life of Mr. Kuester, on which it made premium payments totaling $373,035 in 2006.

RELATED PARTY TRANSACTIONS OF NEW MARSHALL & ILSLEY

It is expected that under its written charter, the audit committee of New Marshall & Ilsley will be responsible for reviewing and approving all related party transactions that are material to the financial statements or that otherwise require disclosure to New Marshall & Ilsley’s shareholders, other than related party transactions that are approved by the full board of directors of New Marshall & Ilsley or by another committee of the board of directors of New Marshall & Ilsley. It is expected that the audit committee will not be responsible for approving transactions within the scope of Regulation O under the Federal Reserve Act. The following is a description of related party transactions with Marshall & Ilsley. It is expected that these relationships will continue with New Marshall & Ilsley following the consummation of the transactions.

Customers of the bank subsidiaries of Marshall & Ilsley include directors and officers of Marshall & Ilsley and their associates. Since January 1, 2006, such persons and firms have been indebted to bank subsidiaries of Marshall & Ilsley (or, after the transactions, New Marshall & Ilsley) for loans made in the ordinary course of business. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features. In addition to loans, bank subsidiaries of Marshall & Ilsley (or, after the transactions, New Marshall & Ilsley) provide other banking services in the ordinary course of business to directors and executive officers and their associates.

From time to time, directors and executive officers of Marshall & Ilsley (or, after the transactions, New Marshall & Ilsley) and their associates may sell shares of their common stock to New Marshall & Ilsley pursuant to New Marshall & Ilsley’s stock repurchase program. The purchase price for any such sales is the prevailing market price at the time of such sale.

On December 15, 2004, Marshall & Ilsley entered into a consulting agreement with Mr. Wigdale. Under the consulting agreement, Mr. Wigdale agreed to consult with the executive officers and Marshall & Ilsley Board and its affiliates with respect to such matters as may be reasonably requested by Marshall & Ilsley, and to continue to foster and maintain relationships with area businesses and community-based organizations on Marshall & Ilsley’s behalf. The consulting agreement will remain in effect for as long as Mr. Wigdale continues to serve on the Marshall & Ilsley Board (or, after the transactions, New Marshall & Ilsley), unless it is sooner terminated by the mutual written consent of the parties or by Mr. Wigdale’s disability such that he is unable to perform his duties. Mr. Wigdale will not receive any cash remuneration under the consulting agreement. As compensation for the services described above, Mr. Wigdale will receive reimbursement for all reasonable travel and other expenses incurred in the performance of his duties under the consulting agreement; continued access to New Marshall & Ilsley’s facilities and services, with secretarial services and office space sufficient for Mr. Wigdale to perform his duties; a company car; access to New Marshall & Ilsley aircraft for company business use or personal use subject, in the case of personal use, to an annual maximum of $30,000 of incremental cost to New Marshall & Ilsley, net of any reimbursement by Mr. Wigdale; club dues; and financial planning services. The maximum annual benefit provided by Marshall & Ilsley on behalf of Mr. Wigdale is limited to $50,000, after which Mr. Wigdale must reimburse New Marshall & Ilsley for the excess amount.

In connection with Marshall & Ilsley’s merger with Mississippi Valley Bancshares, Inc. on October 1, 2002, Mr. Baur entered into an employment agreement with M&I Marshall & Ilsley Bank under which Mr. Baur was employed until December 31, 2004. Under this agreement, Mr. Baur received a base salary of $311,000 per year and an annual incentive bonus of $200,000 (both of which were discontinued as of December 31, 2004, when he ceased to be an employee of M&I Marshall & Ilsley Bank), and is entitled to certain other benefits, including the right to participate in Marshall & Ilsley’s benefit and qualified retirement plans, the use of a car, and the payment of club dues until he reaches the age of 65 in 2009. Mr. Baur also will be provided with office space until December 31, 2009 and health insurance coverage until he reaches the age of 65 and, thereafter, he will be entitled to participate in Marshall & Ilsley’s Medicare supplemental insurance plan. Mr. Baur is also entitled under the agreement to receive payments of $2,000 per month until he reaches the age of 65.

On December 15, 2004, Southwest Bank of St. Louis, a subsidiary of Marshall & Ilsley, entered into a consulting agreement with Mr. Baur under which, beginning on January 1, 2005, Mr. Baur agreed to consult with the executive officers and the Board of Directors of Southwest and its affiliates with respect to such matters as may reasonably be requested by Southwest or its affiliates. Mr. Baur will continue to serve as the Chairman of the Board of Directors of Southwest, and will maintain continued involvement with area businesses and community-based organizations on Southwest’s behalf and continue to cultivate business development and expansion opportunities for Marshall & Ilsley and its subsidiaries within Missouri and the surrounding markets. The consulting agreement will remain in effect until it is terminated by written notice, at least 90 days in advance, by either of the parties, or by Mr. Baur’s death or disability such that he is unable to perform his duties. As compensation for such services, Southwest will pay Mr. Baur a consulting fee equal to $10,000 per month, in addition to the $2,000 monthly payment payable to Mr. Baur during the term of the consulting agreement in accordance with the post-employment obligations of the employment agreement described above. Southwest will also pay or reimburse Mr. Baur for all reasonable travel and other expenses incurred by Mr. Baur in performance of his duties under the consulting agreement, and will continue to provide Mr. Baur with a company car.

Effective April 1, 2006, Gold Banc Corporation, Inc. merged with Marshall & Ilsley. In connection with this merger, in March 2006, Mr. Aslin, who had been Chief Executive Officer of Gold Banc, entered into a letter agreement with Marshall & Ilsley and a consulting agreement with M&I Marshall & Ilsley Bank. Under the letter agreement, Mr. Aslin received $1,325,549 pursuant to a change of control agreement and related payments upon completion of the merger.

The term of Mr. Aslin’s consulting agreement began on the date of the merger and will continue until the earlier of (1) termination of the agreement by Mr. Aslin or M&I Bank with 90 days’ notice or (2) Mr. Aslin’s death or disability. M&I Bank agreed that it will not terminate the agreement prior to the first anniversary of the merger. Mr. Aslin’s duties under the consulting agreement include continuing to cultivate both business development and expansion opportunities for New Marshall & Ilsley and its subsidiaries in certain designated markets. As compensation for such services, Mr. Aslin is paid a consulting fee of $10,000 per month, he and his spouse receive subsidized health insurance coverage to the same extent as full-time company employees, and his membership dues for country clubs in Kansas and Florida and two luncheon clubs in Kansas City are paid by M&I Bank during the term of the consulting agreement. Mr. Aslin also agreed to covenants regarding confidentiality, non-competition and non-solicitation of customers and employees for the term of the consulting agreement.

On December 21, 2006, Marshall & Ilsley entered into a transition and consulting agreement with Mr. Kuester relating to Mr. Kuester’s retirement as Chief Executive Officer on the date of the 2007 annual meeting of shareholders. Under the transition and consulting agreement, Mr. Kuester will continue to serve as Chairman of the Marshall & Ilsley Board (or, after the transactions, New Marshall & Ilsley) and will receive salary at his current rate and continue participation in other compensation and benefit programs until his retirement as an employee on January 1, 2008. Upon his retirement, Mr. Kuester will also be fully vested in any outstanding restricted shares or restricted share units, which are not otherwise vested in accordance with their normal terms on such date. The transition and consulting agreement further provides that, beginning on January 2, 2008, Mr. Kuester will consult with the executive officers and the Marshall & Ilsley Board (or, after the transactions, New Marshall & Ilsley) and its affiliates with respect to such matters as may be reasonably requested by Marshall & Ilsley (or, after the transactions, New Marshall & Ilsley). In addition to his duties as Chairman of the Marshall & Ilsley Board (or, after the closing of the transactions, New Marshall & Ilsley), Mr. Kuester will maintain continued involvement with area businesses on Marshall & Ilsley’s (or, after the transactions, New Marshall & Ilsley’s) behalf, assist Marshall & Ilsley (or, after the transactions, New Marshall & Ilsley) with business development and retention, and participate in selected charitable organizations. The transition and consulting agreement will remain in effect for as long as Mr. Kuester continues to serve on the board of directors, unless it is sooner terminated by mutual written consent of the parties or by Mr. Kuester’s death or disability such that he is unable to perform his duties.

Under the transition and consulting agreement, after January 1, 2008, Mr. Kuester will receive $20,833.33 per month for each full or partial month during which he serves as non-executive Chairman of the Marshall & Ilsley Board (or, after the transactions, New Marshall & Ilsley). Also during this period, Mr. Kuester will receive reimbursement for all reasonable travel and other expenses incurred in the performance of his duties under the transition and consulting agreement; continued access to Marshall & Ilsley’s (or, after the transactions, New Marshall & Ilsley’s) facilities and services, with secretarial services and office space sufficient for Mr. Kuester to perform his duties; a company car; access to company aircraft, at company expense, limited to direct business use or an annual maximum of 40 hours of personal use, after which Mr. Kuester must reimburse Marshall & Ilsley (or, after the transactions, New Marshall & Ilsley) for the excess amount; club dues; and financial planning services. As compensation for the consulting services to be provided by Mr. Kuester while he remains on Marshall & Ilsley’s (or, after the transactions, New Marshall & Ilsley’s) board of directors but is no longer Chairman of the Board of Marshall & Ilsley (or, after the transactions, New Marshall & Ilsley), Mr. Kuester will receive the same benefits as described above, except that his personal use of company aircraft will be subject to an annual maximum of $50,000 in value, and the maximum annual benefit provided by Marshall & Ilsley (or, after the transactions, New Marshall & Ilsley) on behalf of Mr. Kuester for his personal expenses will be limited to $100,000. Mr. Kuester will be required to reimburse Marshall & Ilsley for amounts in excess of these limits.

A son of each of Messrs. Baur and Wigdale was employed by Marshall & Ilsley or its subsidiaries and each received compensation and benefits that exceeded $120,000 in 2006. Neither of these employees was an executive officer of Marshall & Ilsley. The compensation and benefits received by each were established by Marshall & Ilsley in accordance with its employment and compensation practices applicable to employees holding comparable positions. Messrs. Baur and Wigdale are not among the directors who have been determined by the Marshall & Ilsley Board to be independent under the NYSE Standards and the categorical independence standards adopted by the Marshall & Ilsley Board. In addition, during 2006, Marshall & Ilsley retained Quarles & Brady, LLP., a law firm in which Mr. Daniels is a Partner, to provide certain legal services to Marshall & Ilsley and its subsidiaries.

OWNERSHIP OF COMMON STOCK OF NEW MARSHALL & ILSLEY

The following table sets forth the anticipated beneficial ownership of New Marshall & Ilsley common stock immediately following the transactions by each of New Marshall & Ilsley’s directors and named executive officers, each person who will be a beneficial owner of 5% or more of New Marshall & Ilsley’s outstanding shares of common stock and all directors and executive officers as a group, based upon information available to New Marshall & Ilsley concerning ownership of Marshall & Ilsley common stock on May 1, 2007 (unless another date is indicated). Unless otherwise indicated, the mailing address of each of these persons is New M&I Corporation, c/o Marshall & Ilsley Corporation, 770 North Water Street, Milwaukee, Wisconsin 53202, (414) 765-7700. As used in this proxy statement/prospectus—information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). Pursuant to the employee matters agreement, each option to purchase shares of Marshall & Ilsley common stock held by Marshall & Ilsley group employees or current or former members of the Marshall & Ilsley Board that are outstanding as of the time of the distributions will convert into options to purchase New Marshall & Ilsley common stock. Each outstanding option to purchase Marshall & Ilsley common stock held by an individual who, immediately following the separation, is a director of New Metavante and either a Marshall & Ilsley or New Marshall & Ilsley employee or a director of New Marshall & Ilsley shall be converted into both a New Marshall & Ilsley option and a New Metavante option. The number of shares subject to the options to purchase shares of New Marshall & Ilsley or New Metavante, as the case may be, and the per share exercise price of such options will be fixed in a way that maintains the intrinsic value of the option to purchase Marshall & Ilsley common stock and does not increase the ratio of the per share exercise price of the related Marshall & Ilsley option to the value of one share of Marshall & Ilsley common stock on the closing date. The following table reflects options beneficially owned on May 1, 2007 without giving effect to any adjustment pursuant to the employee matters agreement. For the number of shares of restricted stock held by executive officers, see “The Transactions—Interests of Certain Persons in the Transactions” beginning on page [•].

Name	Shares to be Owned(1)		Marshall & Ilsley Options Beneficially Owned	Percent of Class
New Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202	16,131,087	(2)	0	6.2%
The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202	12,938,123	(3)	0	5.0%
Malcolm M. Aslin	143,94	(4)	10,000	*
Andrew N. Baur	61,621	(5)	15,000	*
Jon F. Chait	92,335	(6)	50,000	*
John W. Daniels, Jr.	18,233	(7)	15,000	*
Mark F. Furlong	542,413	(8)	463,150	*
Ted D. Kellner	404,272	(9)	45,000	*
Dennis J. Kuester	2,133,863	(10)	1,703,750	*
David J. Lubar	13,156	(11)	5,000	*
Katharine C. Lyall	57,000	(12)	55,000	*
John A. Mellowes	38,010	(13)	30,000	*
San W. Orr, Jr.	997,209	(14)	50,000	*
Robert J. O’Toole	36,538	(15)	30,000	*
Peter M. Platten, III	297,885	(16)	48,334	*
John S. Shiely	49,000	(17)	45,000	*
Gregory A. Smith	41,194	(18)	20,000	*
Debra S. Waller	20,000	(19)	20,000	*
George E. Wardeberg	61,866	(20)	45,000	*
James B. Wigdale	1,693,650	(21)	1,283,000	*

All current directors and executive officers of New Marshall & Ilsley as a group (32 persons) own 9,595,320 shares of common stock or 3.7% of the total common stock outstanding. See footnote 22.

(1)	Except as otherwise noted, the directors and named executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed.

(2)	This information is based on Amendment No. 26 to Schedule 13G filed by Marshall & Ilsley on February 14, 2007. All such shares are owned by wholly-owned subsidiaries of Marshall & Ilsley as trustee or in other fiduciary capacities. The subsidiaries are Marshall & Ilsley Trust Company National Association (the “Trust Company”) and M&I Investment Management Corp. Of these shares, one or more of the subsidiaries has sole voting power as to 2,804,720 shares, shared voting power as to 10,847,648 shares, sole dispositive power as to 4,260,124 shares and shared dispositive power as to 11,870,963 shares. The amount and percentage of shares beneficially owned, and the amount of shares to which the Trust Company has shared voting or investment power, include 10,091,367 shares held by the Trust Company as to which Marshall & Ilsley and the Trust Company disclaim beneficial ownership.

(3)	This information is based on Amendment No. 18 to Schedule 13G filed on February 6, 2007. Of these shares, 7,710,756 are owned directly by The Northwestern Mutual Life Insurance Company (“NML”), 73,000 are owned by investment company affiliates of NML and 5,154,370 are owned by Lydell, Inc., an indirect, wholly-owned subsidiary of NML. NML has shared voting and investment power as to all of these shares. NML has agreed to notify the Federal Reserve Board (“FRB”) prior to acquiring additional shares such that NML’s total investment in New Marshall & Ilsley would exceed 9.9% of New Marshall & Ilsley’s total outstanding common stock or prior to taking any other action that would trigger any rebuttable presumption of control under FRB regulations.

(4)	Includes 10,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007, 225 shares held by Mr. Aslin’s family as to which he disclaims beneficial ownership and 626 shares held in New Marshall & Ilsley’s deferred compensation plan for directors.

(5)	Includes 15,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007 and 862 shares in New Marshall & Ilsley’s deferred compensation plan for directors. Does not include 700,000 shares which are held in a family limited liability company of which Mr. Baur is a member but over which Mr. Baur has no voting or investment power.

(6)	Includes 50,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007 and 35,755 shares held in New Marshall & Ilsley’s deferred compensation plan for directors.

(7)	Includes 15,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007 and 2,704 shares held under New Marshall & Ilsley’s deferred compensation plan for directors.

(8)	Includes 463,150 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007, 607 shares held in the M&I Retirement Program and 78,656 shares held under New Marshall & Ilsley’s deferred compensation plan for executives.

(9)	Includes 45,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of January 31, 2007. Includes 50,000 shares held in trust for which Mr. Kellner exercises shared voting power, 127,200 shares as to which Mr. Kellner exercises sole voting power and 8,629 shares held under New Marshall & Ilsley’s deferred compensation plan for directors. Of the shares of common stock beneficially owned by Mr. Kellner, 50,000 shares are pledged as security.

(10)	Includes 1,703,750 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007, 8,735 shares held in a donor-advised charitable foundation, 801 shares held in the M&I Retirement Program, and 93,101 shares held under New Marshall & Ilsley’s deferred compensation plan for executives.

(11)	Includes 5,000 shares which could be acquired pursuant to exercise of stock options within 60 days of May 1, 2007, and 31 shares held under New Marshall & Ilsley’s deferred compensation plan for directors.

(12)	Includes 55,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007.

(13)	Includes 30,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007, 1,200 shares held in trust as to which he disclaims beneficial ownership, and 4,810 shares held under New Marshall & Ilsley’s deferred compensation plan for directors.

(14)	Includes 50,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007, 856,187 shares held by trusts for which Mr. Orr exercises shared voting and investment power and as to which Mr. Orr disclaims beneficial ownership, and 35,324 shares held under New Marshall & Ilsley’s deferred compensation plan for directors.

(15)	Represents 30,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007 and 6,538 shares held under New Marshall & Ilsley’s deferred compensation plan for directors.

(16)	Includes 48,334 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007, 69,959 shares held by Mr. Platten’s family as to which he disclaims beneficial ownership and 69,951 shares held under New Marshall & Ilsley’s deferred compensation plan for directors. Of the shares of common stock beneficially owned by Mr. Platten, 50,000 shares are pledged as security.

(17)	Includes 45,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007.

(18)	Includes 20,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007. Represents 21,194 shares held under New Marshall & Ilsley’s deferred compensation plan for executives.

(19)	Represents 20,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007.

(20)	Represents 45,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007 and 16,866 shares held under New Marshall & Ilsley’s deferred compensation plan for directors.

(21)	Includes 1,283,000 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007 and 23,756 shares held by Mr. Wigdale’s family as to which he disclaims beneficial ownership.

(22)	Includes 5,579,840 shares which could be acquired pursuant to the exercise of stock options within 60 days of May 1, 2007, 112,145 shares held in New Marshall & Ilsley’s deferred compensation plan for directors, 381,565 shares held in New Marshall & Ilsley’s deferred compensation plan for executives, 62,751 shares held in the M&I Retirement Program and 36,875 shares of restricted stock as to which the holders exercise sole voting power.

DESCRIPTION OF NEW MARSHALL & ILSLEY CAPITAL STOCK

Overview

The following is a description of the New Marshall & Ilsley restated articles of incorporation and amended and restated by-laws which will become effective prior to the New Marshall & Ilsley share distribution. The following descriptions of New Marshall & Ilsley capital stock and provisions of the New Marshall & Ilsley restated articles of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the New Marshall & Ilsley restated articles of incorporation and amended and restated by-laws, which are attached or incorporated by reference to this proxy statement/prospectus—information statement. The descriptions do not purport to be complete statements of the provisions of New Marshall & Ilsley’s restated articles of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Marshall & Ilsley’s capital stock. The descriptions reflect changes to the capital structure, articles of incorporation and amended and restated by-laws that will be in effect prior to the New Marshall & Ilsley share distribution.

Authorized Capital Stock

Immediately following the New Marshall & Ilsley share distribution, New Marshall & Ilsley’s authorized capital stock will consist of 700,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. On the record date for the Marshall & Ilsley special meeting, [•] shares of Marshall & Ilsley common stock were issued, of which [•] shares were outstanding and [•] shares were held as treasury shares and no shares of preferred stock were issued and outstanding. If the same number of shares of Marshall & Ilsley common stock are outstanding as of the closing date, [•] shares of New Marshall & Ilsley common stock will be outstanding immediately following the New Marshall & Ilsley share distribution.

Common Stock

Voting Rights. Holders of New Marshall & Ilsley common stock will be entitled to one vote per share on all matters to be voted on by shareholders, except to the extent that the voting power of shares held by any person in excess of 20% of the voting power in the election of directors may be limited (in voting on any matter) to one-tenth of the full voting power of those shares under Section 180.1150 of the WBCL. Holders of New Marshall & Ilsley common stock will not be entitled to cumulative voting rights. The WBCL and the New Marshall & Ilsley amended and restated by-laws will require a plurality of all votes cast at a meeting at which a quorum is present to elect directors. For most other shareholder votes, the WBCL and the New Marshall & Ilsley amended and restated by-laws will provide that an action is approved if the votes cast in favor of the action exceed the votes cast opposing the action at a meeting at which a quorum is present, unless the New Marshall & Ilsley articles of incorporation, amended and restated by-laws or the WBCL provide otherwise.

Dividends. Holders of New Marshall & Ilsley common stock will be entitled to receive dividends when, as and if declared by the New Marshall & Ilsley board of directors out of funds legally available for payment of dividends, subject to any preferential rights of any outstanding preferred stock.

Liquidation. In the event of the liquidation or dissolution of New Marshall & Ilsley, the holders of common stock will be entitled to share ratably in all assets remaining for distribution to shareholders, subject to any preferential rights of any outstanding preferred stock.

Other Rights. Except as set forth in any written agreement between New Marshall & Ilsley and any such holder, holders of New Marshall & Ilsley common stock will have no preemptive or other subscription rights, and the shares of common stock will not be subject to further calls or assessment by New Marshall & Ilsley. There will be no conversion rights or sinking fund provisions applicable to the shares of New Marshall & Ilsley common stock.

Listing. New Marshall & Ilsley intends to file an application to have its common stock authorized for listing on the New York Stock Exchange under the symbol “MI.” The transfer agent and registrar for New Marshall & Ilsley common stock will be Continental Stock Transfer & Trust Company.

Preferred Stock

The New Marshall & Ilsley restated articles of incorporation will provide that the New Marshall & Ilsley board of directors has the authority, without further vote or action by the New Marshall & Ilsley shareholders, to issue up to 5,000,000 shares of New Marshall & Ilsley preferred stock in one or more series and, with respect to any series, the board of directors, subject to certain limitations, will be authorized to:

•	fix the number of shares;

•	designate any series and the number of shares which shall constitute the series;

•	determine voting rights;

•	determine dividend rates, payment dates and whether dividends shall be cumulative;

•	determine the proper amount per share payable on the shares of each series in the event of liquidation or dissolution or winding up of New Marshall & Ilsley;

•	determine any redemption provisions;

•	determine any sinking fund provisions;

•	determine any conversion provisions; and

•

determine any other terms, limitations and relative rights and preferences of the series as may lawfully be determined by the board of directors and will not be inconsistent with New Marshall & Ilsley’s restated articles of incorporation and the WBCL.

Shares of New Marshall & Ilsley preferred stock that are converted, redeemed, repurchased or otherwise acquired by New Marshall & Ilsley will be returned and restored to the status of authorized, unissued shares.

The issuance of shares of New Marshall & Ilsley preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. See “Wisconsin Law and Certain Articles of Incorporation and By-Laws Provisions; Anti-Takeover Measures” beginning on page [•]. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of holders of New Marshall & Ilsley common stock.

Immediately following the New Marshall & Ilsley share distribution, no shares of New Marshall & Ilsley preferred stock will be outstanding.

WISCONSIN LAW AND CERTAIN ARTICLES OF INCORPORATION AND BY-LAWS PROVISIONS; ANTI-TAKEOVER MEASURES

Overview

The following is a description of the New Marshall & Ilsley restated articles of incorporation and amended and restated by-laws which will become effective prior to the New Marshall & Ilsley share distribution. The following descriptions of New Marshall & Ilsley capital stock and provisions of the New Marshall & Ilsley restated articles of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the New Marshall & Ilsley restated articles of incorporation and amended and restated by-laws, which are attached or incorporated by reference to this proxy statement/prospectus—information statement. The descriptions do not purport to be complete statements of the provisions of New Marshall & Ilsley’s restated articles of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Marshall & Ilsley’s capital stock. The descriptions reflect changes to the capital structure, articles of incorporation and amended and restated by-laws that will be in effect prior to the New Marshall & Ilsley share distribution.

Certain provisions in the New Marshall & Ilsley restated articles of incorporation and amended and restated by-laws and certain provisions of the WBCL may delay or make more difficult acquisitions or changes of control of New Marshall & Ilsley not approved by the board of directors. These provisions may also make it more difficult for third parties to replace New Marshall & Ilsley’s initial management without the concurrence of the board of directors. In addition, Federal Reserve Board approval is required for certain acquisitions of New Marshall & Ilsley common stock or other voting stock. All of these provisions could have the effect of discouraging third parties from making proposals that shareholders may otherwise consider to be in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Size of Board of Directors and Special Meetings

The New Marshall & Ilsley restated articles of incorporation and amended and restated by-laws will provide that the board of directors will consist of not less than three directors (exclusive of directors, if any, elected by the holders of one or more series of preferred stock pursuant to the restated articles of incorporation applicable thereto), the exact number of which is established within such limits by resolution adopted by the affirmative vote of a majority of the directors then in office; however, no decrease in the number of directors will shorten the term of any incumbent director. Except as otherwise provided by the WBCL and subject to the rights of the holders of any class or series of capital stock having a preference over the common stock as to dividends or upon liquidation, special meetings of shareholders of New Marshall & Ilsley may be called only by the Chief Executive Officer or the President pursuant to a resolution approved by not less than a majority of the board of directors or upon the demand, in accordance with the procedure set forth in New Marshall & Ilsley’s amended and restated by-laws, of the holders of record shares representing at least 10% of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. These provisions have the effect of making it difficult for a potential acquirer to gain control of the New Marshall & Ilsley board of directors.

Removal of Directors; Filling Vacancies

Exclusive of directors, if any, elected by holders of one or more series of preferred stock, holders of common stock may remove a director only for “cause” and then only by a majority vote of the outstanding shares of the New Marshall & Ilsley capital stock entitled to vote at a meeting of shareholders called for that purpose. “Cause” is defined solely as malfeasance arising from the performance of a director’s duties which has a materially adverse effect on the business of New Marshall & Ilsley. This provision could deter or discourage a party seeking to obtain control of New Marshall & Ilsley by removing one or more directors from the board.

The New Marshall & Ilsley restated articles of incorporation will provide that any newly-created directorship resulting from an increase in the number of directors and any other vacancy on the New

Marshall & Ilsley board of directors, however caused, shall be filled by vote of a majority of the directors then in office, although less than a quorum (or by a sole remaining director). Any director so elected to fill any vacancy in the New Marshall & Ilsley board of directors, including a vacancy created by an increase in the number of directors, shall hold office until the next annual meeting of New Marshall & Ilsley shareholders and until his or her successor shall be elected and shall qualify. Notwithstanding the foregoing, whenever the holders of any one or more series of preferred stock issued shall have the right, voting separately by series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the articles of incorporation.

Advance Notice of Proposals to be Brought at the Annual Meeting

Pursuant to the New Marshall & Ilsley amended and restated by-laws, any shareholder who intends to bring business before an annual meeting of shareholders must provide New Marshall & Ilsley with notice of such intention, the nature of such proposal, the reasons for conducting such business at the annual meeting and certain information regarding the shareholder bringing the proposal not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. This provision could render more difficult or discourage an attempt to obtain control of New Marshall & Ilsley through a proposal brought before an annual meeting of shareholders. New Marshall & Ilsley would have to be given advance notice of any such proposal in accordance with its amended and restated by-laws, which notice to New Marshall & Ilsley may discourage the making of such proposal.

Advance Notice of Nominations of Directors

Pursuant to the New Marshall & Ilsley restated articles of incorporation and the New Marshall & Ilsley amended and restated by-laws, any shareholder who intends to nominate directors for election at a meeting called for that purpose must provide New Marshall & Ilsley with notice of such intention, a written consent of the nominee to serve as a director, certain information regarding the proposed nominee and certain information regarding the nominating shareholder not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. This provision could deter or discourage a party seeking to obtain control of New Marshall & Ilsley by electing directors to its board. Any such party would be required to comply with the restated articles of incorporation and amended and restated by-laws in nominating directors to the board, and such compliance could deter or discourage such party from nominating directors to the board.

Authorized and Unissued Stock

Immediately following the New Marshall & Ilsley share distribution, New Marshall & Ilsley’s authorized capital will consist of 5,000,000 shares of preferred stock, all of which will be unissued, and 700,000,000 shares of common stock. New Marshall & Ilsley’s board of directors will have the right to cause New Marshall & Ilsley to issue authorized and unissued shares from time to time, without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. The board of directors’ power to approve the issuance of preferred stock could, depending on the terms of such stock, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Similarly, the board of directors’ ability to issue additional shares of common stock could, depending upon the circumstances of their issue, either impede or facilitate the completion of a merger, tender offer or other takeover attempt, and thereby protect the continuity of management and possibly deprive shareholders of opportunities to sell their shares of common stock at higher than prevailing market prices. For example, the issuance of new shares might impede a business combination if they were issued in connection with a rights plan or if the terms of those shares include voting rights which would enable the holder to block business combinations. Alternatively, the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied. The board of directors will make any determination regarding issuance of additional shares based on its judgment as to the best interests of New Marshall & Ilsley and its shareholders.

Constituency or Stakeholder Provision

Under Section 180.0827 of the WBCL, in discharging his or her duties to New Marshall & Ilsley and in determining what he or she believes to be in the best interests of New Marshall & Ilsley, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which New Marshall & Ilsley operates and any other factors that the director or officer considers pertinent. This provision may have anti-takeover effects in situations where the interests of New Marshall & Ilsley stakeholders, other than shareholders, conflict with the short-term maximization of shareholder value.

Wisconsin Anti-Takeover Statutes

Sections 180.1140 to 180.1144 of the WBCL, which are referred to as the Wisconsin business combination statutes, prohibit a “resident domestic corporation” from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless prior to such date the board of directors approved the business combination or the transaction in which the person became an interested stockholder. Under specified circumstances, a resident domestic corporation may engage in a business combination with an interested stockholder more than three years after the stock acquisition date. For purposes of the Wisconsin business combination statutes, a “business combination” includes (a) a merger or share exchange, (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or its subsidiary equal to at least 5% of the aggregate market value of the consolidated assets or outstanding stock of the corporation or 10% of the corporation’s earning power or income on a consolidated basis, (c) the issuance or transfer by the corporation or its subsidiary of stock or rights to purchase stock having an aggregate market value equal to at least 5% of the outstanding stock, unless the stock was issued or transferred pursuant to the exercise of warrants, rights or options or a dividend or distribution made proportionately to all stockholders, (d) the adoption of a plan of liquidation or dissolution of the corporation that is proposed by or on behalf of an interested stockholder, (e) other enumerated transactions involving an interested stockholder if the effect is to increase the proportionate share of the outstanding stock (or securities convertible into stock) of the corporation or its subsidiary beneficially owned by the interested stockholder, and (f) receipt by an interested stockholder of the benefit of a loan, advance, guarantee, pledge or other financial assistance provided by or through the corporation or its subsidiary, unless the benefit is received proportionately by all stockholders. Under the Wisconsin business combination statutes, an “interested stockholder” is a person who beneficially owns at least 10% of the voting power of the outstanding voting stock of the resident domestic corporation, or who is an affiliate or associate of the resident domestic corporation and beneficially owned at least 10% of the voting power of the then outstanding voting stock within three years prior to the date in question.

A “resident domestic corporation” means a public Wisconsin corporation that, as of the stock acquisition date in question, has:

•	its principal offices located in Wisconsin;

•	significant business operations located in Wisconsin;

•	more than 10% of the holders of record of its stock who are residents of Wisconsin; or

•	more than 10% of its shares held of record by residents of Wisconsin.

Following completion of the transactions, New Marshall & Ilsley will be considered a resident domestic corporation for purposes of these statutory provisions.

Sections 180.1130 to 180.1133 of the WBCL, which are referred to as the Wisconsin fair price statutes, require that “business combinations” involving a “significant shareholder” and a resident domestic corporation be approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by the outstanding voting shares of the corporation, and (2) two-thirds of the votes entitled to be cast by the holders of the voting shares that are not beneficially owned by a “significant shareholder” or an affiliate or associate of a significant shareholder who is a party to the transaction, unless the fair price conditions specified in the statute have been satisfied. This requirement is in addition to any vote that may be required by law or the articles of incorporation. For purposes of the Wisconsin fair price statutes, a “business combination” generally includes (i) a merger or share exchange or (ii) a sale, lease, exchange or other disposition of all or substantially all the property or assets of the corporation to a significant shareholder, other than a mortgage or pledge if not made to the avoid the fair price statutes and the Wisconsin defensive action restrictions statute (as described below). Under the Wisconsin fair price statutes, a “significant shareholder” is a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the resident domestic corporation, or who is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting power of the outstanding stock of the resident domestic corporation within two years prior to the date in question. The Wisconsin fair price statutes may discourage an attempt by a shareholder to squeeze out other shareholders without offering an appropriate premium purchase price.

Under Section 180.1150 of the WBCL, the voting power of shares of a resident domestic corporation that are held by any person in excess of 20% of the voting power in the election of directors are limited (in voting on any matter) to 10% of the full voting power of those excess shares, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, or unless full voting rights have been restored at a special meeting of the shareholders called for that purpose. This statute is designed to protect corporations against uninvited takeover bids by reducing to one-tenth of their normal voting power all shares in excess of 20% owned by an acquiring person. This provision may deter a shareholder from acquiring in excess of 20% of New Marshall & Ilsley outstanding voting stock. Section 180.1150(3) excludes shares held or acquired under certain circumstances from the application of Section 180.1150(2), including, among others, shares acquired directly from New Marshall & Ilsley and shares acquired in a merger or share exchange to which New Marshall & Ilsley is a party.

Section 180.1134 of the WBCL, which is referred to as the Wisconsin defensive action restrictions statute, provides that, in addition to the vote otherwise required by law or the articles of incorporation, a resident domestic corporation must receive approval of the holders of a majority of the shares entitled to vote before the corporation can take the actions discussed below while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin defensive action restrictions statute, approval of the holders of the majority of the shares is required for the corporation to acquire more than 5% of its own outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held the shares for less than two years, unless at least an equal offer is made to acquire all of its voting shares and all securities which may be converted into its voting shares. This restriction may deter a shareholder from acquiring shares of New Marshall & Ilsley common stock if the shareholder’s goal is to have New Marshall & Ilsley repurchase the shareholder’s shares at a premium over the market price. Approval of the holders of the majority of the shares is also required under the Wisconsin defensive action restrictions statute for the corporation to sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to be governed by this restriction.

Federal Law Restrictions

The Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring “control” of a bank holding company unless:

•	the Federal Reserve Board has been given 60 days’ prior written notice of the proposed acquisition;

•

within that time period, the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued;

or unless the acquisition otherwise requires Federal Reserve Board approval. An acquisition may be made before expiration of the disapproval period if the Federal Reserve Board issues written notice that it intends not to disapprove the action. It is generally assumed that the acquisition of more than 10% of a class of voting stock of a bank holding company with publicly held securities, such as New Marshall & Ilsley, would constitute the acquisition of control.

In addition, any “company” would be required to obtain Federal Reserve Board approval before acquiring 25% or more of New Marshall & Ilsley outstanding voting stock. If the acquiror is a bank holding company, this approval is required before acquiring 5% of New Marshall & Ilsley outstanding common stock. Obtaining “control” over New Marshall & Ilsley would also require Federal Reserve Board prior approval. “Control” generally means:

•	the ownership or control of 25% or more of a bank holding company voting securities class;

•	the ability to elect a majority of the bank holding company’s directors; or

•	the ability otherwise to exercise a controlling influence over the bank holding company’s management and policies.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF NEW MARSHALL & ILSLEY’S DIRECTORS AND OFFICERS

Limitation of Liability of Directors

Section 180.0828 of the WBCL provides that, unless a limitation in the articles of incorporation applies, a director of a Wisconsin corporation is not liable to the corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes:

•	a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest;

•	a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe it was unlawful;

•	a transaction from which the director derived an improper personal profit; or

•	willful misconduct.

New Marshall & Ilsley’s restated articles of incorporation will not limit these provisions as they may apply to New Marshall & Ilsley directors.

Indemnification of Officers and Directors

Section 180.0851 of the WBCL requires a corporation to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party to such proceeding because he or she was a director or officer of the corporation. In cases where a director or officer is not successful on the merits or otherwise in the defense of a proceeding, a corporation is required to indemnify a director or officer against liability incurred by the director or officer in a proceeding if such person was a party to such proceeding because he or she is a director or officer of the corporation, unless it is determined that he or she breached or failed to perform a duty owed to the corporation and such breach or failure to perform constitutes:

•	a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•	a violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

•	a transaction from which the director or officer derived an improper personal profit; or

•	willful misconduct.

New Marshall & Ilsley’s amended and restated by-laws will provide that New Marshall & Ilsley will indemnify its directors, officers and designated employees to the fullest extent permitted by the WBCL, unless it is determined by final judicial adjudication that indemnification is prohibited. New Marshall & Ilsley’s amended and restated by-laws will provide that upon the written request of a director, officer or designated employee who is a party to a proceeding, New Marshall & Ilsley must pay or reimburse such person’s expenses as incurred if such person provides a written affirmation of his or her good faith belief that he or she is entitled to indemnification and a written undertaking to repay all amounts advanced if it is ultimately determined that indemnification is prohibited. New Marshall & Ilsley’s amended and restated by-laws also provide that New Marshall & Ilsley may purchase insurance on behalf of any director, officer or designated employee against certain liabilities, losses and expenses, whether or not New Marshall & Ilsley would have the power to indemnify these persons against these liabilities, losses and expenses.

Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit, to the extent permitted by law, indemnification, allowance of expenses and insurance for any liability incurred in connection with any proceeding involving securities regulation. In accordance with this provision, the New Marshall & Ilsley amended and restated by-laws will provide for mandatory indemnification and allowance of expenses for officers, directors and designated employees for proceedings involving securities-related matters.

DESCRIPTION OF NEW METAVANTE

General

New Metavante’s wholly-owned operating subsidiary, Metavante, is a leading financial services technology provider. Metavante’s integrated banking and payments products and services assist its clients in completing critical financial services activities including account processing for deposit, loan and trust systems, image-based and conventional check processing, lockbox services, electronic funds transfer, consumer health care payments, electronic presentment and payment, government and merchant processing, and business transformation services.

Metavante began operations in 1964, providing community and regional banks with dependable, outsourced account processing services with a high level of client service. Since then, Metavante has become a provider of innovative, high quality products and services to the financial services, commercial and health care insurance industries. With over 35 locations in the United States and Canada, Metavante recorded $1.5 billion in revenue in the year ended December 31, 2006.

Industry Background

Over the past 25 years, the financial services industry has become significantly more information and transaction intensive. In 1980, the typical financial institution offered basic banking services through a network of branches with limited automated teller machine access. The process of automating bank business processes has been evolutionary, beginning with back-office record-keeping, moving to other areas such as service delivery channels and, more recently, using customer relationship management techniques to create new revenue-enhancing products and services. Today, many financial institutions offer a broader range of products and services delivered through a variety of distributions channels. The Internet, in particular, is driving increasing demand among consumers for more convenient products and services. Bank automation has created highly complex operating environments as banks and third party vendors have had to integrate various business applications across disparate hardware and software platforms. Customization of business applications by banks in an attempt to differentiate their products and services from competitors compounded this complexity.

The significant consolidation that the U.S. financial services industry has experienced during the last 15 years is a second factor behind the increasing demand for technology solutions. Bank mergers generally involve moving one bank’s processing system onto the system used by the other institution. These system conversions have heightened the sensitivity of financial institutions to the inherent risks of such projects, particularly where a key technology vendor lacks expertise, services, or financial stability. In some cases, the merged institution continues to run multiple systems, creating operating inefficiencies.

The market for financial technology providers has historically been very fragmented. Since the mid-1990s, smaller competitors have brought niche software or processing solutions to the market, which increased the difficulties of technology integration. In the last five years, certain smaller technology vendors experienced challenges in providing the breadth of services, applications and solutions required by their customers and in convincing their customers of their long-term financial stability and survival in the marketplace, leading to further consolidation in the financial services technology provider market.

Trends and Opportunities

Financial institutions today face challenges resulting from intensified competition among traditional players and new entrants, technological innovation and evolving customer preferences and behavior. As a result of these challenges, Metavante believes that the financial services industry is experiencing the following trends:

•

financial institutions are seeking ways to more effectively use customer information to cross sell products and improve customer retention. As a result, financial institutions are beginning to regard information technology as a strategic tool that can help develop revenue-enhancing products rather than as an exclusively back-office function;

•	consolidation is continuing in the financial services industry, which creates the potential for an increased demand for computer systems consolidation and outsourcing;

•

financial institutions are increasingly willing to outsource their core processing needs to third parties to enhance their competitive position by lowering costs (as compared to in-house solutions) and increasing speed-to-market without losing functionality;

•

financial institutions are seeking to increase revenue by improving the quality of the experience of their customers. As financial institution customers have become more sophisticated, banks have sought increasingly convenient, customer-friendly ways to interact with their customers. Accordingly, these institutions have begun searching for and implementing information technology solutions that simplify and improve the customer service process;

•

financial institutions are increasingly outsourcing their key business processes to third parties to reduce costs and handle an increased volume of transactions. Business process outsourcing among financial institutions should continue to grow as both the range of outsourced services and the number of financial institutions deploying outsourcing increases;

•

financial institutions are gradually moving toward fully automated processes, commonly referred to as straight-through processing, where the initial contact with the customer through to the institution’s back-office processing is fully automated. Straight-through processing is viewed by financial institutions as a means of eliminating redundant and manual steps that can lead to errors, cause unnecessary delays and increase operating expenses;

•

financial institutions are evaluating moving to real-time processing. Core processing systems that operate on a real-time basis, as opposed to the traditional model of collecting data and later processing it in batches, will become increasingly important as financial institutions compete to improve the quality of the customer’s experience, including real-time settlement of transactions and funds availability, as well as fraud detection;

•

financial institutions are increasingly subject to increased regulations of capital adequacy. This has caused financial institutions to seek ways to reduce fixed cost infrastructure and move to a variable cost structure;

•

financial institutions in markets outside the U.S., particularly the rapidly evolving markets in Asia, Eastern Europe and South America, are encountering the same challenges and trends as U.S. financial institutions. These international financial institutions will provide opportunities for software, services and solutions providers to expand into the international marketplace;

•

as financial institutions attempt to improve the customer experience and manage costs, Metavante expects them to continue to adopt better technology solutions and outsource their technology needs. Technology providers with significant domestic market penetration, a well-integrated suite of services and financial stability will have the best opportunity to benefit from such outsourcing; and

•

both traditional and non-traditional financial services providers increasingly view technology as critical to improving customer service levels and retaining and expanding their customer bases. The same is true in the health care industry, where insurance carriers, commercial health plans, managed care companies, third-party administrators and self-insured employers must administer health plans and process the voluminous claims associated with those plans. As health care costs continue to rise, payers continue to seek to reduce costs. This has led participants in the health care industry to utilize payment services developed for and made efficient by financial services companies in order to reduce costs and improve efficiencies over the longer term.

Business Segments

Metavante organizes its business in two segments: Financial Solutions Group and Payment Solutions Group. The following table sets forth Metavante’s 2006 revenue and income from operations by segment:

($000’s)	Financial Solutions Group	Payment Solutions Group	Corporate/Other	Metavante
Year ended December 31, 2006
Revenues	$788,141	$720,267	$(4,230)	$1,504,178
Income From Operations	174,472	237,884	(140,389)	271,967

Financial Solutions

The Financial Solutions segment, which accounted for approximately 52% of Metavante revenues in 2006, includes the following solution sets: banking and trust; image; commercial treasury; and risk and compliance.

Banking and Trust Solutions. Metavante offers a comprehensive set of integrated products and services for financial services institutions centered on customer and account management, specializing in deposit, loan and trust accounts. In providing these financial services solutions, Metavante uses a multi-channel delivery system, including branch and teller systems, customer relationship management, consumer and business eBanking and a full range of payment, image, and risk and compliance solutions. Metavante services bank accounts using two core processing systems – Bankway and Integrated Banking Solutions. Metavante also provides investment technology services to financial institutions, including web-enabled products and services, asset and liability aggregation, trust and investment account management and automation, and client and regulatory reporting. Metavante’s lending solutions include automation technology and services to residential mortgage, consumer, small business and vendor finance marketplaces served by financial services firms.

Image Solutions. Metavante’s image solutions help financial institutions worldwide transition from paper to electronic payments and image processing. Image solutions, which can be delivered in-house or outsourced, focus on distributed capture, check and remittance processing, fraud detection, and document and report management.

Commercial Treasury Solutions. Metavante provides the technology and related outsourcing services to allow a financial institution’s commercial accounts to manage their cash and investments, as well as certain income statement items. The Metavante systems provide full accounting and reconciliation for these transactions, serving as the “system of record,” and offer full regulatory compliance, risk assessment and fraud management tools. Metavante’s commercial treasury solutions include products that focus on data interchange, web cash concentration, web automated cash concentration, account analysis, automated clearing house (“ACH”), payables management and receivables management.

Risk and Compliance Solutions. Metavante also provides technology and services to assist its financial institution customers combat fraud, manage operational risk, and comply with regulatory mandates. Metavante’s risk and compliance solutions include products that focus on anti-money laundering, business continuity planning, compliance data, credit risk, enterprise risk management, fraud, information security and privacy, regulatory services, Office of Foreign Access Control (“OFAC”) regulations, and Sarbanes-Oxley.

Payment Solutions

The Payment Solutions segment, which accounted for approximately 48% of Metavante’s revenues in 2006, includes the following solution sets: electronic funds transfer (“EFT”); payment network; ePayment; and healthcare payment.

EFT Solutions. To enable financial institutions to efficiently serve the needs of their consumer and business customers, Metavante provides integrated, channel and unique solutions for full debit card, credit card, prepaid debit card, and ACH products delivered in an outsourced environment. Metavante’s debit card services focus on processing, consumer call center solutions, fraud monitoring, and dispute processing, and its credit card solutions additionally address account servicing, underwriting, and collections. In the area of prepaid debit, Metavante’s EFT solutions assist customers with gift cards, payroll cards, electronic benefit transfers, rebate cards and card personalization and issuance. Metavante’s ACH services include origination, receiving, returns operations, debit block and credit limit processing. Metavante provides comprehensive web-enabled solutions to meet EFT and card processing needs of over 1,600 clients.

Payment Network Solutions. Metavante delivers traditional ATM and PIN-based debit network access and emerging real-time payment alternatives from its wholly owned NYCE Payments Network LLC, and electronic check image exchange from its wholly owned Endpoint Exchange Network LLC, which route and switch financial transactions or check images between originating and receiving financial institutions. Through NYCE, clients such as financial institutions, retailers and independent ATM deployers can capitalize on the efficiency, consumer convenience and security of electronic real-time payments, real-time account-to-account transfers, and strategic alliances such as surcharge-free ATM network arrangements. Metavante’s Endpoint Exchange Network connects over 4,000 financial institution endpoints, allowing financial institution clients to clear their check-based transactions by exchanging check images between member institutions, which capitalizes on existing imaging infrastructure and settlement relationships and maximizes interoperability.

ePayment Solutions. Metavante provides reliable, scalable bill publishing and bill consolidation technology for over 2,600 financial services clients, generating millions of monthly payments that serve both billers and financial institution customers. Metavante also provides integrated government payment processing solutions delivered through point-of-sale, Internet and phone channels.

Healthcare Payment Solutions. In order to help drive efficiencies in payment processing in the healthcare sector, Metavante has extended its enabling financial and payments technology and services to help automate payment operations of health plans, third-party administrators, healthcare providers and financial institutions. Metavante’s financial services solutions support accounts and transactions for flexible spending accounts, health savings accounts, and health reimbursement arrangements, transportation and dependent care accounts. Metavante also offers combination medical eligibility/payment cards, claims payment and explanation of benefits distribution services, and provider billing presentment and payment services, each of which helps to streamline the business process for healthcare industry clients, including the commercial customers of financial institutions.

Clients and Distribution/Sales Methods

Sales and Marketing

Metavante sells its products and services primarily through a direct sales force in the United States and primarily through distributors internationally. As of March 31, 2007, approximately 450 people supported Metavante’s sales and marketing activities worldwide. Metavante’s direct sales efforts have been focused on financial services providers, such as banks, credit unions, brokers, insurance companies and resellers.

Metavante’s direct sales staff uses a multi-tiered approach that leverages the involvement of its field sales personnel, technical professionals and members of senior management. Its sales process simultaneously targets senior business executives, personnel responsible for financial services initiatives and bank operations personnel. Metavante employs this approach to accelerate the sales cycle, which typically ranges from three to nine months. After a sale is completed, Metavante’s client services group manages the account and offers additional products and services that may benefit these accounts.

Metavante’s corporate marketing team is responsible for building strong brand awareness, implementing best practice marketing processes and generating and identifying potential clients and market opportunities. Metavante’s marketing efforts include electronic marketing, media relations, trade show and event marketing, strategic marketing, strategic planning, market research and market planning.

Clients

As of December 31, 2006, Metavante had over 8,600 clients. These clients include participants from all segments of the financial services industry, including 91 of the largest 100 banks in the United States as well as mid-tier and community banks, Internet banks and non-traditional financial services providers. Metavante also provides services to over 400 companies in the healthcare insurance industry. For the year ended December 31, 2006 and the three-months ended March 31, 2007, revenues from Marshall & Ilsley represented approximately 8.1% and 8.0% of Metavante’s total revenues, respectively. No other client represented in excess of 4% of Metavante’s revenues during those periods.

Competition

The markets for Metavante’s banking and payment products and services are intensely competitive. Metavante competes with a variety of companies in the financial services industry and its competitors vary in size and in the scope and breadth of products and services they offer. The financial services industry is highly fragmented with numerous companies competing for market share. Other segments of the financial services industry have large well-capitalized competitors who command the majority of market share. Metavante also faces competition from in-house technology departments of existing and potential clients who may develop their own product capabilities.

Metavante competes on the quality of the technology-based application or service, application features and functions, ease of delivery and integration, ability of the provider to maintain, enhance and support the applications or services, and price. Metavante believes that it competes favorably in each of these categories. In addition, Metavante believes that its ability to offer multiple applications and services to individual customers enhances its competitiveness against competitors with more limited application offerings.

Competitors for Metavante include Fiserv, Inc., where the company compares most directly to Fiserv’s Financial segment; Fidelity National Information Services, Inc., where the company compares most directly to Fidelity’s Transaction Processing Services segment; and Jack Henry & Associates, Inc., where the company compares most directly to its bank systems and services segment. Metavante also competes with companies that do not offer the breadth of banking products and services that it offers, such as eFunds Corporation and First Data Corporation.

Competitive Strengths

Metavante believes the following competitive strengths differentiate Metavante from its competitors and contribute to its success:

Processing capacity and scale. Metavante operates one of the nation’s largest financial processing platforms, including its single outsourced bank processing platform. This scale allows Metavante to provide cost-effective products to its clients and to be competitive in pricing and product marketing. Metavante processes debit card transactions on its proven, stable and fully integrated platform and, through its card management system, maintains debit/stored value cards. Also, Metavante provides ACH processing and ranks among the 10 largest ACH originators in the United States. The NYCE Payments Network connects cards from issuing financial institutions, ATMs, and point-of-sale locations nationwide, providing consumers with secure, real-time access to their money in connection with consumer bill payments, biller-direct payments, and government payments.

Consulting and professional services capabilities. A competitive distinction for Metavante is its large consulting and professional services organization, which includes over 700 professionals with comprehensive financial services expertise.

Business transformation services. Metavante also seeks to differentiate its solutions from its competitors by providing business transformation services, which include business process outsourcing (“BPO”) and value-

added consulting services, to help financial institutions place their focus more on their customers and away from their back-office operations. In order to extend its services in this area, in 2006, Metavante entered into an operating agreement with Firstsource Solutions, Ltd. pursuant to which it has the right to distribute and sell Firstsource’s BPO services in the U.S. financial institution market. Firstsource (formerly ICICI-OneSource) is a leading international BPO company that became a publicly traded company in February 2007. Metavante is able to offer its clients the benefits of both onshore and offshore BPO services, including certain back-office processes, such as aspects of check, loan and deposit, and collection processing. At the same time Metavante entered into the operating agreement with Firstsource, Metavante acquired an approximately 20% equity position in Firstsource. Firstsource is headquartered in Mumbai, India, with locations in India, Argentina, the United Kingdom and Northern Ireland, the Philippines, and the United States. Mr. Layden, an executive officer of New Metavante, serves as a director of Firstsource.

Banking industry heritage and expertise. Operating for 43 years as part of a bank holding company has given Metavante the unique perspective of and appreciation for working with executives and managers in a financial services institution. Metavante’s consulting, operations, products and services employees frequently function as extensions of their clients’ staff as they seek to deliver the highest levels of client service in the industry.

Comprehensive, integrated product offerings. Metavante offers financial services providers a comprehensive set of products and services for their financial transactions. Metavante’s products and services are modular, flexible and integrated, allowing clients to select those products and services which best suit their needs and add additional products and services as their businesses grow.

Speed to market. Metavante products and services allow financial services providers to dramatically reduce the time and cost required to introduce new products and services compared with the internal development of these products and services.

Customer relationship management. Metavante customer relationship management products and services assist Metavante’s clients in generating a complete view of each customer relationship, regardless of the point of access or source of information. These products and services are designed to interface seamlessly with all of Metavante’s products and services and help clients attract and retain customers.

User-centered design. Metavante incorporates user-centered design techniques, such as client observation, prototyping, iteration and usability testing, as a guiding principle in its product development process. This practice puts the user, the ultimate customer, at the center of the product research and design process, resulting in products and services that use technology to innovatively address customer needs. User-centered design ensures that Metavante’s products are appealing and easy to use in a variety of environments and applications.

Scalable, reliable and secure services. Metavante products and services are designed to be capable of scaling rapidly to support increasing numbers of end users and to operate reliably. Metavante’s products are secured by data encryption techniques, firewalls and several layers of security technology in order to protect the systems from unauthorized access.

Metavante’s Strategy

Historically, Metavante has operated as part of Marshall & Ilsley, the primary business of which is banking and banking related services. Following the completion of the transactions, Metavante expects to become a more highly focused financial services technology solutions provider. As an independent company, Metavante believes it will be better positioned to succeed in the industries in which it competes and to invest in and grow its businesses. Metavante believes there are significant opportunities to increase its revenues and profitability through the further implementation of its growth strategy.

Specific elements of Metavante’s growth strategy include the following:

Maintain status as premier provider of global integrated financial services technology solutions. In March 2007, Metavante announced a strategic alliance with TEMENOS to create a new U.S. global banking platform. TEMENOS is a leading international provider of integrated core banking software. Metavante will co-develop an advanced core banking platform for top tier U.S. financial institutions based on next-generation technologies. This strategic agreement is a cornerstone of Metavante’s growth strategy for serving large financial institutions and expanding business internationally. Through the agreement, Metavante will become the exclusive provider of this advanced core banking technology in the United States. This solution will be delivered on a component basis, enabling large banks to replace aging solutions on a line of business or phased approach. It will be available as either an in-house licensed solution, or as an outsourced processing solution. In addition, Metavante acquired the international right to be the exclusive provider of outsourced processing services for TEMENOS™ Corebanking software in Brazil, Russia, India and China, and the preferred provider of such processing services in other countries.

Increase presence in international markets. Metavante has software products that are in use by clients in 32 foreign countries, which have been sold primarily through distributor agreements in those countries. Metavante seeks to increase its presence in international markets either directly or through strategic alliances. In 2006, Metavante increased its focus on expanding its international presence. Since then, Metavante has made an equity investment in Firstsource, an Indian-based business process outsourcing provider; established a strategic alliance with TEMENOS to co-develop next-generation core banking software for the top tier U.S. banking market; and announced plans to create a joint venture with a United Kingdom-based mobile payments provider to establish a mobile payments platform for the United States.

Build business process outsourcing capability. Metavante provides BPO services to its customers by leveraging its application technology and the domain expertise of itself and its service delivery partners. Metavante provides item processing services in centers it owns and operates and other BPO services, such as loan, deposit and trust account processing and management, through its relationships with third party providers including Marshall & Ilsley, and its affiliates. In 2006, Metavante entered into an operating agreement with Firstsource Solutions, Ltd., an international BPO provider, to extend its BPO capabilities to include offshore service delivery and expand its network of onshore providers.

Expand electronic payment solutions into specialized markets. Metavante announced on March 27, 2007, its intent to enter into a joint venture agreement to establish a U.S. mobile payments joint venture with U.K.-based Monitise, a leading U.K. provider of secure mobile payments capability. The joint venture will create a system for mobile payments in the United States and Canada. The service will initially enable consumers to rely on a common, secure and intuitive interface for services including bill pay, prepaid cell phone top-up, account balances inquiries, and account-to-account funds transfers directly from their mobile and sets. Metavante will provide hosting services for the Monitise mobile payments platform in the United States. As part of the hosting services, the NYCE Network will connect the Monitise platform to its switch.

Active Acquisition and Integration Strategy. A significant part of Metavante’s growth has come through acquisitions and investments and, consequently, Metavante has developed an expertise in identifying and integrating acquisitions and investments that increase Metavante’s market reach, scale and size, as well as the extension and depth of its products into new and existing markets. Building upon its successful acquisition strategy, Metavante may pursue acquisitions of greater size, with public or private companies, headquartered in the United states or internationally, or in industries outside of the financial services technology industry.

Acquisitions Completed in 2006 and 2007

Metavante’s acquisition strategy has been to acquire profitable companies with growth potential that enjoy a solid customer base, have established products and services, and operate with strong management teams and dedicated employees. Metavante has sought to acquire companies that bring minimum integration risk, but that add to the company’s processing scale and allow it generally to participate in consolidation within its industry. Since late 2003, Metavante’s acquisitions have either filled a product gap; enhanced an existing product line; added businesses with adoption growth models; enhanced economies of scale; or expanded the company’s customer base for cross-sell opportunities, or a combination of these factors.

A summary of Metavante’s most recent acquisition transactions follows:

On January 3, 2006, Metavante completed the acquisition of AdminiSource Corporation (“AdminiSource”) of Carrollton, Texas. AdminiSource is a provider of health care payment distribution services, providing printed and electronic payment and remittance advice distribution services for payer organizations nationwide. The acquisition was part of Metavante’s continuing expansion of its financial services technology to benefit consumer-directed health care payments. AdminiSource now operates within Metavante’s healthcare payment solution set.

Everlink Payment Services, Inc., a 51% owned Canadian subsidiary of Metavante, acquired certain assets of the EFT processing division of CGI Group Inc. on January 4, 2006. CGI is an information technology and business process services firm. These assets include switching and debit processing services for Canadian networks, credit unions, banks and independent service organizations. Metavante contributed 51% of the purchase price and the minority shareholder contributed the remaining 49% of the purchase price to Everlink. Everlink is considered part of Metavante’s EFT solution set.

In 2006, Metavante entered into an operating agreement with Firstsource Solutions, Ltd. (formerly ICICI-OneSource), a leading international BPO company that became a publicly traded company in February 2007, pursuant to which Metavante has the right to distribute and sell Firstsource’s BPO services in the U.S. financial institution market. Metavante is able to offer its clients the benefits of both onshore and offshore BPO services, including certain back-office processes, such as aspects of check, loan and deposit, and collection processing. At the same time as entering into the operating agreement with Firstsource, Metavante acquired an approximately 20% equity position in Firstsource. Firstsource is headquartered in Mumbai, India, with locations in India, Argentina, the United Kingdom and Northern Ireland, the Philippines, and the United States. Mr. Layden, an executive officer of New Metavante, serves as a director of Firstsource.

On September 1, 2006, Metavante completed the acquisition of VICOR, Inc. (“VICOR”) of Richmond, California. VICOR is a provider of financial services technology and software that facilitate corporate payment processing and solutions that simplify and automate the processing of complex payments for financial institutions and their commercial clients. VICOR now operates within Metavante’s commercial treasury solution set.

On January 17, 2007, Metavante completed the acquisition of Valutec Card Solutions, Inc. (“Valutec”) of Franklin, Tennessee. Valutec is a provider of closed-loop, in-store gift and loyalty card solutions to small and medium-sized businesses, as well as the commercial customers of financial institutions. Valutec now operates within Metavante’s EFT solution set.

Research and Development

As of March 31, 2007, Metavante’s product development staff consisted of over 1,000 software development professionals with experience in a vast array of financial services technologies, including Internet technology, financial services applications, software testing and quality assurance, object-oriented software design, client service systems, straight-through-processing design, user-centered design, large scale transaction processing and wireless technology. Metavante’s product development group is responsible for strategic product planning, managing client and market demands and managing the product roll-out process for each product under development. This group uses best practices, such as user-centered design, object oriented development, enterprise architecture and formal software testing, to enhance the quality, performance, scalability and functionality of Metavante’s products and services. In addition, Metavante has strong relationships with several international application outsourcing partners that provide offshore resources for development.

Intellectual Property

Metavante relies on a combination of contractual restrictions, internal security practices, and copyright and trade secret law to establish and protect its software, technology and expertise. In addition, Metavante possesses patents covering various aspects of its operations. Metavante believes that legal protection of its proprietary rights, while important, is less significant than the knowledge and experience of its management and personnel and their ability to develop, enhance and market new products and services. Metavante believes it possesses all proprietary rights necessary to conduct its business.

Properties

New Metavante’s corporate headquarters are located at 4900 West Brown Deer Road, Milwaukee, Wisconsin, a combined office and data processing facility, which is owned by Metavante. In addition, Metavante owns or leases support centers and other facilities in over 35 locations. Metavante believes its facilities and equipment are generally well maintained, are in good operating condition, and are adequate for its present and foreseeable business needs.

Legal Proceedings

In the normal course of business, Metavante and its subsidiaries are named as defendants in lawsuits in which claims are asserted against them. In the opinion of New Metavante’s management, the liabilities, if any, which may ultimately result from such lawsuits are not expected to have a material adverse effect on New Metavante’s consolidated financial statements.

Employees

As of March 31, 2007, Metavante employed approximately 5,500 full-time equivalent employees, including approximately 1,000 in technical and software development, 900 in client care, 1,300 in operations, 460 in administration, 450 in sales and marketing, 620 in product solutions, and 730 in consulting and systems conversion. Metavante considers employee relations to be excellent. None of the employees of Metavante or its subsidiaries are represented by a collective bargaining group.

Supervision and Regulation

Various aspects of Metavante’s business are subject to federal, state, and foreign regulation. Metavante’s failure to comply with any applicable laws and regulations or to provide its clients with products and services to enable them to comply could result in restrictions on its ability to provide its products and services, as well as the imposition of civil fines and criminal penalties.

As a provider of technology services to financial institutions such as banks, thrifts and credit unions, Metavante is subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council, an interagency body of the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the National Credit Union Administration and various state regulatory authorities. In addition, independent auditors annually review several of Metavante’s operations to provide reports on internal controls for its clients’ auditors and regulators. Metavante may also be subject to possible review by state agencies that regulate banks in each state in which it conducts its electronic processing activities. After completion of the transactions, New Metavante will no longer be subject to the restrictions on activities applicable to subsidiaries of a bank holding company.

Financial institutions are required to comply with privacy regulations and information security guidelines/regulations imposed under the Gramm-Leach-Bliley Act. These regulations place certain restrictions on financial institutions’ use and disclosure of non-public personal information. All financial institutions must disclose detailed privacy policies to their consumer (not business) customers and offer them the opportunity to direct the financial institution not to share information with third parties in certain circumstances. The regulations, however, generally permit financial institutions to share information with non-affiliated parties who perform services for financial institutions. As a provider of services to financial institutions, Metavante is required to observe the same limitations on disclosure of the information received from its customers as apply to the financial institutions themselves. Furthermore, Metavante generally cannot use the information it receives as a service provider except in connection with the service it is providing.

The Gramm-Leach-Bliley Act information security guidelines and regulations require financial institutions and service providers such as Metavante, to establish and maintain information security programs designed to protect the security, confidentiality, and integrity of customer information. New Metavante will be required to establish and maintain its own information security program pursuant to the Federal Trade Commission’s regulations as well as by agreement with its customers.

Additionally, there is significant federal legislation with which Metavante and its clients may be required to comply, including the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Internal Revenue Code, the Employee Retirement Income Security Act, the Health Insurance Portability and Accountability Act, the USA PATRIOT Act, and the Bank Secrecy Act. From time to time, in order to comply with its obligations under state and federal laws, Metavante may be required to comply with annual reporting and licensing requirements and to implement operating policies and procedures to protect, among other matters, the privacy and security of patients’ health care information or customers’ financial information.

Although Metavante does not believe that compliance with future laws and regulations related to its business, including future consumer protection laws and regulations, will have a material adverse effect on it, the enactment of new laws and regulations may increasingly affect the operations of its business, directly or indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity and/or loss of revenue.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF METAVANTE

The following table sets forth selected historical consolidated financial information of Metavante, which following the transactions will be an indirect wholly-owned subsidiary of New Metavante and will continue to operate the Metavante business directly or through its subsidiaries. This information is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Metavante” beginning on page [•] and the consolidated financial statements and notes of Metavante as of December 31, 2006 and 2005 and as of March 31, 2007 and for each of the three years in the period ended December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006. The results of operations information for the years ended December 31, 2006, 2005 and 2004 and the financial condition information as of December 31, 2006 and 2005 is derived from the audited consolidated financial statements of Metavante included elsewhere in this proxy statement/prospectus—information statement. The results of operations information for the years ended December 31, 2003 and 2002 and the financial condition information as of December 31, 2004, 2003 and 2002 are derived from the audited consolidated financial statements of Metavante not included in this proxy statement/prospectus—information statement. The results of operations information for the three months ended March 31, 2007 and 2006 and the financial condition information as of March 31, 2007 are derived from the unaudited consolidated financial statements of Metavante included elsewhere in this proxy statement/prospectus—information statement. The financial condition information as of March 31, 2006 is derived from the unaudited consolidated financial statements of Metavante not included in this proxy statement/prospectus—information statement. The unaudited consolidated financial statements of Metavante include, in Metavante’s management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the consolidated results of operations and the consolidated financial position of Metavante for the dates set forth in the table below. You should also read the following information in conjunction with “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley)” beginning on page [•] and the consolidated financial statements and notes of Marshall & Ilsley as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006 included elsewhere in this proxy statement/prospectus—information statement, and the unaudited condensed pro forma consolidated financial statements of New Metavante beginning on page [•]. The historical consolidated financial information of Metavante has been derived from the financial statements and accounting records of Marshall & Ilsley and reflects assumptions and allocations made by Marshall & Ilsley. The historical consolidated financial information of Metavante would have been different had Metavante been operated independently. The historical consolidated financial information of Metavante may not be a reliable indicator of future results of operations of Metavante. The amounts in the table below are in thousands.

We have not provided financial information of New Metavante because, prior to the transactions, it will have no assets, liabilities or operations other than incident to its formation and the ownership of Merger Sub and New Marshall & Ilsley, each of which has no assets, liabilities or operations other than incident to its formation.

Selected Historical Consolidated Financial Information of Metavante

($000’s)

	Three months ended March 31, (unaudited)		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Results of operations information:
Revenue	$387,242	$370,948	$1,504,178	$1,284,997	$1,015,393	$769,632	$703,782
Income from Operations	76,185	61,921	271,967	228,515	146,544	74,353	72,728
Income before Income Taxes	76,961	54,062	240,483	192,870	125,844	69,733	68,918
Income Tax Provision	27,686	19,532	80,359	73,339	49,030	18,558	27,213
Net Income	49,275	34,530	160,124	119,531	76,814	51,175	41,705

Financial condition information (at period end):
Current Assets	$920,168	$882,052	$940,575	$905,510	$816,719	$516,210	$395,321
Total Assets	3,059,807	2,830,611	3,015,314	2,857,789	2,413,639	1,037,956	884,280
Current Liabilities	562,496	562,403	571,126	647,167	659,597	458,533	365,141
Long-term Debt and Other Obligations	982,040	982,243	982,000	982,386	1,024,348	107,000	107,000
Shareholder’s Equity	1,312,977	1,094,418	1,262,134	1,035,667	574,102	391,771	335,993

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF METAVANTE

The following section discusses management’s view of Metavante’s operations for each of the three years in the period ended December 31, 2006 and for the three months ended March 31, 2007 and 2006 and the financial condition as of December 31, 2006 and 2005 and March 31, 2007. This section should be read in conjunction with the audited consolidated financial statements and the unaudited interim financial statements of Metavante and the related notes included elsewhere in this proxy statement/prospectus—information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations of Metavante contains forward-looking statements. See “Risk Factors” beginning on page [•] and “Special Note Regarding Forward-Looking Statements” beginning on page [•] for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause results to differ materially from those reflected in such forward-looking statements.

Overview

Metavante is a leading financial services technology provider. Metavante’s integrated banking and payments products and services assist its clients in completing critical financial services activities including account processing for deposit, loan and trust systems, image-based and conventional check processing, lockbox services, electronic funds transfer, consumer health care payments, electronic presentment and payment, government and merchant processing, and business transformation services.

Metavante began operations in 1964, providing community and regional banks with dependable, outsourced account processing services with a high level of client service. Since then, Metavante has become a provider of innovative, high quality products and services to the financial services, commercial and health care insurance industries. With over 35 locations in the United States and Canada, Metavante recorded $1.5 billion in revenue in the year ended December 31, 2006.

Metavante’s overall strategy is to drive revenue and earnings growth by: (1) growing Metavante’s business through organic growth including cross-sales to existing customers; (2) pursuing acquisitions to increase Metavante’s market reach and scale or extend Metavante’s current product offering; (3) increasing Metavante’s presence in new markets, for example, international markets; and (4) expanding Metavante’s product offerings such as BPO and specialized payment solutions.

Metavante has increased revenue and net income from 2004 through 2006 primarily using the organic growth, cross-sell and acquisition elements of this strategy. Revenue increased from $1,015.4 million in 2004 to $1,285.0 million in 2005 to $1,504.2 million in 2006. Net income increased from $76.8 million in 2004 to $119.5 million in 2005 to $160.1 million in 2006. A detailed discussion of the major components of the results of operations for the three month period ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004 follows.

Results of Operations

The following table shows the results of operations of Metavante for the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004:

	Three Months Ended March 31,		Year Ended December 31,
Selected Financial Information ($000’s)	2007	2006	2006	2005	2004
Revenue	$387,242	$370,948	$1,504,178	$1,284,997	$1,015,393
Expenses:
Cost of Processing and Services	254,810	252,955	998,041	877,856	744,485
Selling, General and Administrative	56,247	56,072	234,170	178,626	124,364

Total Expenses	311,057	309,027	1,232,211	1,056,482	868,849

Income from Operations	76,185	61,921	271,967	228,515	146,544

Other Non-Operating Income (Expense):
Interest Income	3,548	2,593	14,734	6,761	1,446
Interest Expense	(10,834)	(10,859)	(43,365)	(44,032)	(23,265)
Gains Related to Firstsource	8,028	—	—	—	—
Other	34	407	(2,853)	1,626	1,119

Income before Income Taxes	76,961	54,062	240,483	192,870	125,844

Allocated Income Tax Provision	27,686	19,532	80,359	73,339	49,030

Net Income	$49,275	$34,530	$160,124	$119,531	$76,814

Key Operating Metrics

Metavante management believes the results of operations expressed as a percentage of revenue provide insight into the trends of the business. The following table shows the results of operations of Metavante for the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004, expressed as a percentage of revenue for the respective periods.

	Three Months Ended March 31,		Year Ended December 31,
Selected Financial Information (% of Revenue)	2007	2006	2006	2005	2004
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Expenses:
Cost of Processing and Services	65.8%	68.2%	66.4%	68.3%	73.3%
Selling, General and Administrative	14.5%	15.1%	15.6%	13.9%	12.2%

Total Expenses	80.3%	83.3%	81.9%	82.2%	85.6%

Income from Operations	19.7%	16.7%	18.1%	17.8%	14.4%

Other Non-Operating Income (Expense):
Interest Income	0.9%	0.7%	1.0%	0.5%	0.1%
Interest Expense	(2.8)%	(2.9)%	(2.9)%	(3.4)%	(2.3)%
Gains Related to Firstsource	2.1%	—%	—%	—%	—%
Other	0.0%	0.1%	(0.2)%	0.1%	0.1%

Income before Income Taxes	19.9%	14.6%	16.0%	15.0%	12.4%

Allocated Income Tax Provision	7.1%	5.3%	5.3%	5.7%	4.8%

Net Income	12.7%	9.3%	10.6%	9.3%	7.6%

Non-GAAP Financial Measures

EBITDA is defined as net income before income taxes, interest expense net of interest income, and depreciation and amortization. EDITDA is not a measure of performance under accounting principles generally accepted in the United States. Metavante’s management believes that EBITDA and EBITDA margin (EBITDA as a percentage of revenue) are useful for evaluating performance against peer companies within its industry, as well as providing investors with additional transparency to a financial measure used by management in its financial and operational decision making. Metavante’s management considers EBITDA and EBITDA margin key measurements of Metavante’s core operating profitability. In addition, EBITDA is included in the financial covenant applicable to the new revolving credit facility. EBITDA should not be considered a substitute for, or more meaningful than, income from operations, net income, cash flows or other measures of financial performance prepared in accordance with GAAP.

The following table shows a reconciliation of net income to EBITDA for the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004:

	Three Months Ended March 31,			Year Ended December 31,
	2007		2006	2006	2005	2004
Reconciliation of Net Income to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) ($000’s)
Net Income	$49,275	(1)	$34,530	$160,124	$119,531	$76,814

Add: Net Interest Expense	7,286		8,266	28,631	37,271	21,819
Income Tax Provision	27,686		19,532	80,359	73,339	49,030
Depreciation and Amortization	30,465		30,249	117,711	121,085	119,609
Acquisition Intangible Amortization	6,780		6,168	26,730	18,049	10,925

EBITDA	$121,492	(1)	$98,745	$413,555	$369,275	$278,197

EBITDA Margin	31.4%		26.6%	27.5%	28.7%	27.4%

(1)	Net income and EBITDA included gains related to Firstsource of $4,969, net of tax, and $8,028, respectively .

Business Segments

Metavante provides a full array of technology products and services for the financial services industry. Metavante’s results of operations are classified into two business segments: the Financial Solutions Group (“FSG”) and, the Payment Solutions Group (“PSG”). FSG and PSG are strategic business units through which we offer different products and services. A further description of each of our business segments along with the Corporate services area follows:

FSG—The Financial Solutions Group includes the following solution sets: banking and trust; image; commercial treasury; and risk and compliance. Banking and trust solutions offers integrated products and services for financial services providers that are centered on customer and account management, specializing in deposit, loan and trust accounts. Metavante’s image solutions help financial institutions transition from paper to electronic payments and image processing. Commercial treasury solutions provide the technology and related outsourcing services to allow a financial institution’s commercial accounts to manage their cash and investments, as well as certain income statement items. Metavante’s risk and compliance solutions provide technology and services to assist its financial institution customers combat fraud, manage operational risk, and comply with regulatory mandates.

PSG—The Payment Solutions Group includes the following solution sets: EFT; payment network; ePayment; and healthcare payment. EFT solutions provide integrated, channel and unique solutions for full debit card, credit card, prepaid debit card, and ACH products delivered in an outsourced environment. Metavante’s payment network delivers traditional ATM and PIN-based debit network access and emerging real-time payment alternatives and electronic check image exchange. ePayment solutions provide reliable, scalable bill publishing and bill consolidation technology for clients and also provides integrated government payment processing solutions delivered through point-of-sale, Internet and phone channels. Metavante’s healthcare payment solutions help automate payment operations of health plans, third-party administrators, healthcare providers and financial institutions.

Corporate—Corporate services include human resources, legal, finance and accounting, acquisition intangible amortization, intersegment eliminations and various other unallocated overhead charges.

Metavante evaluates the performance of its segments based on their respective revenues and income from operations. The following table shows summarized financial information for each of Metavante’s two business segments for the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004:

($000’s)	FSG	PSG	Corporate/Other	Consolidated
Three months ended March 31, 2007
Revenue	$194,911	$192,331	$—	$387,242
Expenses	154,400	126,103	30,554	311,057

Income From Operations	$40,511	$66,228	$(30,554)	$76,185

Three months ended March 31, 2006
Revenue	$191,900	$179,848	$(800)	$370,948
Expenses	157,375	119,512	32,140	309,027

Income From Operations	$34,525	$60,336	$(32,940)	$61,921

Year ended December 31, 2006
Revenue	$788,141	$720,267	$(4,230)	$1,504,178
Expenses	613,669	482,383	136,159	1,232,211

Income From Operations	$174,472	$237,884	$(140,389)	$271,967

Year ended December 31, 2005
Revenue	$694,719	$591,368	$(1,090)	$1,284,997
Expenses	565,848	386,762	103,872	1,056,482

Income From Operations	$128,871	$204,606	$(104,962)	$228,515

Year ended December 31, 2004
Revenue	$562,895	$452,498	$—	$1,015,393
Expenses	480,682	308,837	79,330	868,849

Income From Operations	$82,213	$143,661	$(79,330)	$146,544

Description of Revenues and Expenses

Revenue

Metavante’s revenue consists primarily of the following:

•

Data Processing. Metavante generates a majority of its account and transaction processing fees on services provided under multi-year contracts, primarily with clients in the financial services industry. Various factors influence Metavante’s processing revenue stream including the retention of existing clients, the organic growth of our clients, sales to new clients and cross-sales to existing clients, competition from other services providers, and consolidation in the financial services industry (which can be either favorable or unfavorable depending on whether our client is an acquirer, or is itself acquired). The majority of the processing revenue stream is not seasonal in nature, although certain units have seasonal patterns.

•

Software License. Metavante licenses certain of its products to clients with in-house capabilities and a preference to manage these products directly versus outsourcing to Metavante in a hosted environment. Various factors influence Metavante’s software sales including product breadth and functionality, new product introductions, competitive pressures and price. Metavante’s software sales exhibit some seasonal patterns typical of the industry, such as relatively stronger quarter-end and year-end sales activity. In addition, software license sales can be unpredictable in nature, thereby creating large changes between periods.

•

Software Maintenance. The typical software license contract also includes a multi-year maintenance agreement entitling the licensee to support and updates, and generating additional annual revenue at a percentage of the license fee. This revenue is recognized ratably over the maintenance period.

•

Professional Services. Metavante generates revenue from consulting, client support, training, and the conversion of clients’ processing systems to Metavante’s processing system. Existing and new clients will contract for consulting or other services in conjunction with the Metavante account and transaction processing systems they use, or the Metavante licensed applications they run. Various factors influence Metavante’s professional services revenue including the size or complexity of the conversion or product implementation, competition by other consulting firms, and price.

•

Other Revenue. Metavante generates additional revenue from the production of plastic debit, credit, stored value, health insurance, and transit cards; hardware sales in conjunction with software license contracts; certain pass-through charges, for example postage; and client termination fees. Various factors influence Metavante’s other revenue including the level of software sale activity, client retention, and competition. Other revenue may vary from period to period.

Expense

Metavante’s expense consists primarily of the following:

Cost of Processing and Services Expense. Cost of processing and services expense consist of the operational costs that support the revenue generating activities of Metavante. These costs include computer hardware, software, and telecommunications expenses, as well as costs related to programming development and support, customer service, professional services and consulting, and other direct operating and management expenses associated with the delivery of services. It also includes the cost to purchase merchandise from suppliers for card production, hardware resale, and various pass-through expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of salaries, benefits and other costs related to sales and marketing personnel, administrative employees and management, the costs of advertising and promotion, insurance, acquisition intangible amortization and other administrative costs.

Comparison of the Three Months Ended March 31, 2007 and 2006

Revenue

Revenue increased $16.3 million, or 4.4%, to $387.2 million for the three months ended March 31, 2007 as compared to $370.9 million for the three months ended March 31, 2006. Revenue growth continued due to revenue associated with acquisitions and higher volumes in both banking and payment processing activities. Revenue associated with Metavante’s acquisitions completed in the first quarter of 2007 and the third quarter of 2006 contributed a significant portion of the revenue growth for the three-month period ended March 31, 2007 as compared to the three-month period ended March 31, 2006. Metavante estimates that total revenue growth for the three month period ended March 31, 2007 compared to the three month period ended March 31, 2006 excluding the acquisitions (“organic revenue growth”) was approximately 2%. To determine the estimated organic revenue growth rate, Metavante adjusts its prior year revenue for the acquisitions as if they had been consummated on January 1 of the prior year. As previously disclosed, Metavante expects organic revenue growth in 2007 to be in the mid-single digits.

Revenue for the Financial Solutions segment increased $3.0 million, or 1.6%, to $194.9 million for the three months ended March 31, 2007 as compared to $191.9 million for the three months ended March 31, 2006. Revenue associated with the FSG acquisition completed in 2006 resulted in the increase between periods.

Revenue for the Payment Solutions segment increased $12.5 million, or 6.9%, to $192.3 million for the three months ended March 31, 2007 as compared to $179.8 million for the three months ended March 31, 2006. Revenue associated with an acquisition completed in 2007 contributed $2.4 million to first quarter 2007 revenue. The revenue from the on-going payment and card production businesses increased $10.1 million for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006, driven primarily by higher volumes of debit and credit card processing fees.

Cost of Processing and Services

Cost of processing and services increased $1.8 million, or 0.7%, to $254.8 million for the three months ended March 31, 2007 as compared to $253.0 million for the three months ended March 31, 2006. Cost of processing and services, as a percentage of revenue, decreasing to 65.8% for the three months ended March 31, 2007 compared to 68.2% for the three months ended March 31, 2006. This reduction is due to cost containment efforts throughout Metavante.

Selling, General and Administrative Expense

Selling, general and administrative expense remained relatively unchanged at $56.2 million for the three months ended March 31, 2007 as compared to $56.1 million for the three months ended March 31, 2006. These expenses, as a percentage of revenue, also remained relatively unchanged at 14.5% for the three months ended March 31, 2007, as compared to 15.1% for the three months ended March 31, 2006. Any increased expenses from the acquired companies were offset by a reduction in selling, general and administrative expense across other lines of business largely due to efforts by management to control costs.

Income from Operations

Income from operations increased $14.3 million, or 23.0%, to $76.2 million for the three months ended March 31, 2007, compared to the same period in 2006. Income from operations, as a percentage of revenue, was 19.7% for the three months ended March 31, 2007, compared to 16.7% for the three months ended March 31, 2006. The increase in income from operations, as a percentage of revenue, was largely due to efforts by management to control costs.

Income from operations for the Financial Solutions segment increased $6.0 million, or 17.4%, to $40.5 million for the three months ended March 31, 2007 as compared to $34.5 million for the three months ended March 31, 2006. The increase in income from operations resulted from management efforts to contain costs as noted above. The Financial Solutions segment was able to support a similar revenue amount with lower expenses thereby increasing income from operations.

Income from operations for the Payment Solutions segment increased $5.9 million, or 9.8%, to $66.2 million for the three months ended March 31, 2007 as compared to $60.3 million for the three months ended March 31, 2006. Metavante used existing resources to improve income from operations, as a percentage of revenue, to 34.4% for the three months ended March 31, 2007 compared to 33.5% for the three months ended March 31, 2006.

Corporate/Other represents the cost of overhead activities not allocated back to the two operating segments. The loss from operations decreased $2.3 million, or 7.0%, to $30.6 million for the three months ended March 31, 2007 as compared to $32.9 million for the three months ended March 31, 2006. The decrease was attributable to management’s cost containment efforts.

Net Interest Expense

Interest expense, net of interest income, was $7.3 million and $8.3 million for the three months ended March 31, 2007 and 2006, respectively. Interest expense was $10.8 million and $10.9 million for the three months ended March 31, 2007 and 2006, respectively. Interest expense was partially offset by interest income of $3.5 million and $2.6 million for the three months ended March 31, 2007 and 2006, respectively. The increase in interest income resulted from higher cash and cash equivalents during the three month period ended on March 31, 2007 as compared to the three-month period ended on March 31, 2006.

Gains Related to Firstsource

As of December 31, 2006, Metavante held a 24% interest in Firstsource, an India-based provider of business process outsourcing solutions. This investment was accounted for using the equity method of accounting. During February 2007, Firstsource offered 60 million new shares at $1.45 per share in a public offering, which yielded $86.9 million of additional cash proceeds for Firstsource. This issuance of new shares diluted Metavante’s ownership percentage to 21%. Under the provisions of Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary,” when an investee issues shares of its common stock, the investor should recognize a gain or loss in the same manner as if the investor had sold a portion of the investment. The resulting gain or loss can be recognized in the consolidated income statements or reflected as a capital transaction in consolidated shareholder’s equity, at the option of Metavante, and the accounting treatment selected is to be followed consistently for all future gains or losses. Metavante has elected to recognize the gain of $8.0 million in the consolidated statement of income. Metavante expects that additional gains from Firstsource equity activities, such as stock issuances or the exercise of employee stock options, could be recognized in future periods. These gains will be recognized in the consolidated statement of income.

Provision for Income Taxes

The provision for income taxes was $27.7 million during the three months ended March 31, 2007 compared to $19.5 million for the same period of 2006. The effective tax rate for the three months ended March 31, 2007 was 36.0% compared to 36.1% for the three months ended March 31, 2006.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA increased $22.8 million, or 23.1%, to $121.5 million for the three months ended March 31, 2007, as compared to $98.7 million for the three months ended March 31, 2006. The EBITDA margin was 31.4% for the three months ended March 31, 2007 as compared to 26.6% for the three months ended March 31, 2006. The gains on Firstsource contributed $8.0 million to the EBITDA growth in the first quarter of 2007 compared to the first quarter of 2006. EBITDA associated with the one acquisition completed in 2007 and a full quarter of EBITDA from the three acquisitions completed in 2006 contributed $2.1 million to the EBITDA growth in the first quarter of 2007. The remaining growth was attributable to higher processing volumes among Metavante’s various products. The increase in EBITDA, as a percentage of revenue, was due to the cost containment efforts mentioned above.

Comparison of the Years Ended December 31, 2006 and 2005

Revenue

Revenue increased $219.2 million, or 17.1%, to $1,504.2 million for the year ended December 31, 2006 compared to the $1,285.0 million for the year ended December 31, 2005. Revenue growth continued due to revenue associated with acquisitions and higher transaction volumes in core processing and payment processing activities. Revenue associated with the three acquisitions completed in 2006 and a full year of revenue from the six acquisitions completed in 2005 contributed a significant portion of the revenue growth in 2006 compared to 2005. Metavante estimates that total revenue growth for the year ended December 31, 2006 compared to the year ended December 31, 2005 excluding the acquisitions (“organic revenue growth”) was approximately 7%. To determine the estimated organic revenue growth rate, Metavante adjusts its prior year revenue for the acquisitions as if they had been consummated on January 1 of the prior year.

Revenue for the Financial Solutions segment increased $93.4 million, or 13.4%, to $788.1 million for the year ended December 31, 2006 as compared to $694.7 million for the year ended December 31, 2005. Revenue associated with the FSG acquisitions completed in 2006 and a full year of revenue from the FSG acquisitions completed in 2005 contributed $56.8 million of the revenue growth in 2006 compared to 2005. The remaining revenue increase was attributable to higher transaction volumes in core processing activity and electronic banking.

Revenue for the Payment Solutions segment increased $128.9 million, or 21.8%, to $720.3 million for the year ended December 31, 2006 as compared to $591.4 million for the year ended December 31, 2005. Revenue associated with the PSG acquisitions completed in 2006 and a full year of revenue from the PSG acquisitions completed in 2005 contributed $99.1 million of the revenue growth in 2006 compared to 2005. The remaining increase was attributable to higher volumes in debit, credit and prepaid card processing.

Cost of Processing and Services

Cost of processing and services increased $120.1 million, or 13.7%, to $998.0 million for the year ended December 31, 2006 compared to $877.9 million for the year ended December 31, 2005. The three businesses acquired in 2006 and the six businesses acquired in 2005 contributed $99.0 million to the expense growth in 2006 compared to 2005. Cost of processing and services, as a percentage of revenue, was 66.4% for the year ended December 31, 2006 compared to 68.3% for the year ended December 31, 2005. The decrease, as a percent of revenue, resulted from management efforts to achieve economies in processing and services costs across various products and the impact of the acquired companies, which, in aggregate had a lower cost of processing and services as a percent of revenue compared to the on-going businesses.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $55.6 million, or 31.1%, to $234.2 million for the year ended December 31, 2006 compared to $178.6 million for the year ended December 31, 2005. Selling, general and administrative expenses, as a percentage of revenue, were 15.6% for the year ended December 31, 2006 compared to 13.9% for the year ended December 31, 2005. The increase in selling, general and administration expense, as a percentage of revenue, was driven by increases in sales and business development costs, largely in the on-going businesses, an increase in amortization of intangible assets related to the acquisitions, and higher sales and marketing expenses, as a percent of revenue, in certain of the acquired businesses.

Income from Operations

Income from operations increased $43.5 million, or 19.0%, to $272.0 million for the year ended December 31, 2006, compared to $228.5 million for the year ended December 31, 2005. Income from operations, as a percentage of revenue, stayed relatively unchanged at 18.1% for the year ended December 31, 2006, as compared to 17.8% for the year ended December 31, 2005.

Income from operations for the Financial Solutions segment increased $45.6 million, or 35.4%, to $174.5 million for the year ended December 31, 2006 as compared to $128.9 million for the year ended December 31, 2005. The FSG acquisitions completed in 2006, and a full year from the FSG acquisitions completed in 2005, contributed $15.5 million of the growth in 2006 compared to 2005. The remaining increase was from higher volumes from core processing activity and electronic banking. Metavante used existing resources in order to improve income from operations, as a percentage of revenue, to 22.1% for the year ended December 31, 2006 as compared to 18.6% for the year ended December 31, 2005.

Income from operations for the Payment Solutions segment increased $33.3 million, or 16.3%, to $237.9 million for the year ended December 31, 2006 as compared to $204.6 million for the year ended December 31, 2005. The PSG acquisitions completed in 2006 and a full year from the PSG acquisitions completed in 2005, contributed $19.3 million of the growth in 2006 compared to 2005. Although the acquired companies resulted in income from operations growth, income from operations, as a percentage of revenue, is lower than the existing companies. This resulted in a lower margin of 33.0% for the year ended December 31, 2006 as compared 34.6% for the year ended December 31, 2005.

Corporate/Other represents the cost of overhead activities not allocated back to the two operating segments. The loss from operations increased $35.4 million, or 33.7%, to ($140.4 million) for the year ended December 31, 2006 as compared to ($105.0 million) for the year ended December 31, 2005. The increase was driven by the addition of overhead costs associated with the acquired companies, and growth in the overhead activities supporting the on-going businesses of the company.

Net Interest Expense

Interest expense, net of interest income, was $28.6 million and $37.3 million for the years ended December 31, 2006 and 2005, respectively. Interest expense was relatively unchanged at $43.3 million and

$44.0 million for the years ended December 31, 2006 and 2005. Interest expense was partially offset by interest income of $14.7 million and $6.7 million for the years ended December 31, 2006 and 2005, respectively. The increase in interest income resulted from higher cash and cash equivalents during the year ended December 31, 2006, as compared to the year ended December 31, 2005.

Other Non-Operating Income (Expense)

Other non-operating expense was $2.9 million for the year ended December 31, 2006, compared to income of $1.6 million for the same period in 2005. These amounts related primarily to the portion of earnings attributable to the minority shareholders of Metavante’s Everlink subsidiary. In 2006, Everlink had net income therefore the minority shareholder portion of earnings was a non-operating expense to Metavante. In 2005, Everlink incurred a net loss therefore the minority shareholder portion of the earnings was non-operating income to Metavante.

Provision for Income Taxes

The provision for income taxes was $80.4 million for the year ended December 31, 2006 compared to $73.3 million for the year ended December 31, 2005. The effective tax rate for the year ended December 31, 2006 was 33.4%, compared to 38.0% for the year ended December 31, 2005. During 2006, an income tax benefit was recognized for the integration and realignment of Metavante’s subsidiaries that resulted in a lower provision for income taxes. In addition, the lower effective tax rate in 2006 reflected an increased tax benefit from programs that are eligible for federal and state income tax credits.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA increased $44.3 million, or 12.0%, to $413.6 million for the year ended December 31, 2006, as compared to $369.3 million for the year ended December 31, 2005. The EBITDA margin was 27.5% for the year ended December 31, 2006, as compared to 28.7% for the year ended December 31, 2005. EBITDA associated with the three acquisitions completed in 2006, and a full year of EBITDA from the six acquisitions completed in 2005, contributed a significant portion of the EBITDA growth in 2006 compared to 2005. The decrease in EBITDA, as a percentage of revenue, was primarily driven by increases in sales and business development costs as previously discussed.

Comparison of the Years Ended December 31, 2005 and 2004

Revenue

Revenue increased $269.6 million, or 26.6%, to $1,285.0 million for the year ended December 31, 2005, as compared to $1,015.4 million for the year ended December 31, 2004. Revenue growth continued to be driven by revenue associated with acquisitions and higher transaction volumes in core processing and payment processing activities. Revenue associated with the six acquisitions completed in 2005 and a full year of revenue from the six acquisitions completed in 2004 contributed a significant portion of the revenue growth in 2005, compared to 2004. Metavante estimates that total revenue growth for the year ended December 31, 2005 compared to the year ended December 31, 2004, excluding the acquisitions (“organic revenue growth”) was approximately 4%. To determine the estimated organic revenue growth rate, Metavante adjusts its prior year revenue for the acquisitions as if they had been consummated on January 1 of the prior year.

Revenue for the Financial Solutions segment increased $131.8 million, or 23.4%, to $694.7 million for the year ended December 31, 2005 as compared to $562.9 million for the year ended December 31, 2004. Revenue associated with the FSG acquisitions completed in 2005 and a full year of revenue from the FSG acquisitions completed in 2004 resulted in the revenue growth in 2005 compared to 2004.

Revenue for the Payment Solutions segment increased $138.9 million, or 30.7%, to $591.4 million for the year ended December 31, 2005 as compared to $452.5 million for the year ended December 31, 2004. Revenue associated with the PSG acquisitions completed in 2005 and a full year of revenue from the PSG acquisitions completed in 2004 resulted in $101.0 million of revenue growth in 2005 compared to 2004. The remaining increase is attributable to higher volumes in payment processing, healthcare eligibility cards and payment card production.

Cost of Processing and Services

Cost of processing and services increased $133.4 million, or 17.9%, to $877.9 million for the year ended December 31, 2005, as compared to $744.5 million for the year ended December 31, 2004. The six businesses acquired in 2005 and the six businesses acquired in 2004 contributed $128.8 million of the expense growth in 2005 compared to 2004. Cost of processing and services, as a percentage of revenue, was 68.3% for the year ended December 31, 2005, as compared to 73.3% for the year ended December 31, 2004. The reduction in the cost of processing and services, as a percentage of revenue, in 2005 compared to 2004, resulted from the existing products leveraging their existing infrastructures and personnel to process the higher volumes and the addition of acquired companies, which, in the aggregate, had a relatively lower cost of processing and services compared to the on-going businesses.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $54.2 million, or 43.6%, to $178.6 million for the year ended December 31, 2005, compared to $124.4 million for the year ended December 31, 2004. This growth is attributable to the six businesses acquired in 2005 and the six businesses acquired in 2004. As a percentage of revenue, selling, general and administrative expenses were 13.9% for the year ended December 31, 2005, compared to 12.2% for the year ended December 31, 2004. The companies acquired in 2004 and 2005 had relatively higher levels of selling-related expense compared to Metavante’s existing products and the increase in acquisition intangible amortization resulted in the increase in selling, general and administrative expense, as a percent of revenue, in 2005 compared to 2004.

Income from Operations

Income from operations increased $82.0 million, or 56.0%, to $228.5 million for the year ended December 31, 2005, as compared to $146.5 million for the year ended December 31, 2004. Income from operations, as a percentage of revenue, was 17.8% for the year ended December 31, 2005, compared to 14.4% for the year ended December 31, 2004. The increase in income from operations, as a percentage of revenue, was attributable to the existing products leveraging their infrastructures and personnel to process the higher volumes in 2005.

Income from operations for the Financial Solutions segment increased $46.7 million, or 56.8%, to $128.9 million for the year ended December 31, 2005 as compared to $82.2 million for the year ended December 31, 2004. The FSG acquisitions completed in 2005, and a full year from the FSG acquisitions completed in 2004, contributed $29.1 million of the income from operations growth in 2006 compared to 2005. Income from operations, as a percentage of revenue, was 18.6% for the year ended December 31, 2005 compared to 14.6% for the year ended December 31, 2004. The increase resulted from established products leveraging their existing infrastructure.

Income from operations for the Payment Solutions segment increased $60.9 million, or 42.4%, to $204.6 million for the year ended December 31, 2005 as compared to $143.7 million for the year ended December 31, 2004. The PSG acquisitions completed in 2005, and a full year from the PSG acquisitions completed in 2004, contributed $49.9 million of the growth in 2006 compared to 2005. Income from operations, as a percentage of revenue, 34.6% for the year ended December 31, 2005 as compared 31.7% for the year ended December 31, 2004. The increase resulted from the acquired companies which had a higher margin than Metavante’s existing PSG products.

Corporate/Other represents the cost of overhead activities not allocated back to the two operating segments. The loss from operations increased $25.7 million, or 32.4%, to $105.0 million for the year ended December 31, 2005 as compared to $79.3 million for the year ended December 31, 2004. The increase was driven by the addition of overhead costs associated with the acquired companies, and growth in the overhead activities supporting the on-going businesses of the company.

Net Interest Expense

Interest expense, net of interest income, was $37.3 million and $21.8 million for the years ended December 31, 2005 and 2004, respectively. Interest expense was $44.0 million for the year ended December 31, 2005, as compared to $23.2 million for the year ended December 31, 2004. The increase was attributable to the debt incurred in 2004 to fund certain acquisitions. Interest expense was partially offset by interest income of $6.7 million and $1.4 million for the years ended December 31, 2005 and 2004, respectively. The increase in interest income resulted from higher cash and cash equivalents during the year ended December 31, 2005 as compared to the year ended December 31, 2004.

Other Non-Operating Income

Other non-operating income was $1.6 million and $1.1 million for the years ended December 31, 2005 and 2004. These amounts related primarily to the portion of earnings attributable to the minority shareholders of Metavante’s Everlink subsidiary.

Provision for Income Taxes

The provision for income taxes was $73.3 million during the year ended December 31, 2005, as compared to $49.0 million for the year ended December 31, 2004. The effective tax rate for the year ended December 31, 2005, was 38.0% as compared to 39.0% for the year ended December 31, 2004. The year-over-year decrease in the effective tax rate was largely attributable to an increase in federal research and experimentation tax credits applicable to software development activities.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA increased $91.1 million, or 32.7%, to $369.3 million for the year ended December 31, 2005, as compared to $278.2 million for the year ended December 31, 2004. The EBITDA margin was 28.7% for the year ended December 31, 2005, as compared to 27.4% for the year ended December 31, 2004. EBITDA associated with the six acquisitions completed in 2005 and a full year of EBITDA from the six acquisitions completed in 2004 contributed a significant portion of the EBITDA growth in 2005 compared to 2004. The increase in EBITDA, as a percentage of revenue, resulted from the acquired companies which had a higher EBITDA margin than Metavante’s existing business.

Liquidity and Capital Resources

Metavante broadly defines liquidity as its ability to generate sufficient cash flow from operating activities to meet its obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing. Metavante’s primary source of cash over the past three years has been from funds provided by operating activities and the issuance of debt in 2004. The primary uses of cash during the past three years were for acquisitions and capital expenditures.

Metavante’s net earnings increased from 2004 through 2006. The increased earnings resulted in higher cash flow generated by the operations of Metavante. Metavante’s cash balance also increased during that same period. The following table shows New Metavante’s sources and uses of funds for the three months ended March 31, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004 ($000’s):

	Three Months Ended March 31,		Year Ended December 31
	2007	2006	2006	2005	2004
Cash provided by operating activities	$59,032	$54,768	$292,422	$250,332	$211,232
Cash provided (used) by investing activities	(70,571)	8,671	(108,056)	(200,613)	(1,160,345)
Cash provided (used) by financing activities	(17,073)	(75,976)	(48,153)	(14,939)	1,092,192

Net increase (decrease) in cash and cash equivalents	$(28,612)	$(12,537)	$136,213	$34,780	$143,079

Cash Provided by Operating Activities

Net cash provided by operating activities during the three months ended March 31, 2007, increased by

$4.2 million to $59.0 million compared to $54.8 million during the three months ended March 31, 2006. The increase was primarily due to the higher net earnings of $14.7 million between quarters. This was offset somewhat by the non-cash gain of $8.0 million related to Firstsource.

Net cash provided by operating activities increased by $42.1 million to $292.4 million in 2006 from

$250.3 million in 2005 primarily due to increased net earnings of $40.6 million from 2005 to 2006. Net cash provided by operating activities increased by $39.1 million to $250.3 million in 2005 from $211.2 million in 2004 mainly due to increased net earnings of $42.7 million from 2004 to 2005.

Cash Provided (Used) by Investing Activities

Net cash used by investing activities was $70.6 million during the three months ended March 31, 2007, compared to net cash provided by investing activities of $8.7 million during the three months ended March 31, 2006. Net cash used in investing activities for the three months ended March 31, 2007 was impacted by higher capital expenditures of $14.7 million, primarily due to a $12.0 million software license payment made during the period ended March 31, 2007. In addition, the funds provided by processing certain types of transactions where money is collected from Metavante’s clients until the payment is made to appropriate payees decreased

$57.7 million for the three months ended March 31, 2007, compared to the three months ended March 31, 2006. This amount can vary significantly from period to period. Finally, the funds used for acquisitions increased by $36.8 million as Metavante paid cash for the Valutec acquisition during the three months ended March 31, 2007. These increases were somewhat offset by $30.0 million of net investment purchases that occurred in the three-month period ending March 31, 2006, which did not occur in the three months ended March 31, 2007.

Net cash used by investing activities decreased by $92.5 million to $108.1 million in 2006 compared to $200.6 million in 2005. In 2005, Metavante purchased $80 million of investments. These investments matured in 2006, providing $80 million of cash. This created a decrease in cash used in investing activities of

$160.0 million from 2006 to 2005, which was partially offset by the $66.8 million investment in Firstsource investment in 2006.

Net cash used by investing activities decreased by $959.7 million to $200.6 million in 2005 compared to $1,160.3 million in 2004. Metavante used $90.8 million of funds in 2005 for acquisitions compared to

$990.3 million in 2004 for a decrease of $899.5 million.

Cash Provided (Used) by Financing Activities

Net cash used by financing activities decreased by $58.9 million to $17.1 million for the three months ended March 31, 2007, from $76.0 million for the three months ended March 31, 2006. The decrease was primarily attributable to the change in bill payment float as described in Note 2 of the Notes to the Consolidated Financial Statements of Metavante included in this proxy statement/prospectus—information statement. This amount can vary significantly from period to period and decreased $56.8 million for the three months ended March 31, 2007, as compared to the three months ended March 31, 2006.

Net cash used by financing activities increased by $33.3 million to $48.2 million for 2006 from

$14.9 million for 2005. The increase was primarily attributable $72.5 million of lower capital contributions received from Marshall & Ilsley Corporation and the minority shareholder of Everlink. The contributions were used for acquisition activity and Metavante had a lower amount of acquisition activity in 2006 compared to 2005. This was partially offset by the repayment of $40.0 million debt to Marshall & Ilsley in 2005.

Net cash used by financing activities was $14.9 million for 2005 compared to net cash provided by financing activities of $1,092.2 million for 2004. The change was primarily due to $907.3 million of proceeds received in 2004 from the issuance of debt and capital lease obligations. The debt proceeds were used for acquisition activity. The remaining difference was attributable to the change in bill payment float as described in Note 2 of the Notes to the Consolidated Financial Statements of Metavante included in this proxy statement/prospectus—information statement. This amount can vary significantly from period to period and decreased $166.7 million between years.

Pre-Transaction Liquidity

Metavante has historically used Marshall & Ilsley for certain of its borrowing needs, related primarily to Metavante’s acquisitions. Metavante had $982.0 million of outstanding debt with M&I as of March 31, 2007. The borrowings were five year agreements with interest paid monthly and principal due at the end of the debt agreement. The interest rate was fixed over the term of the loans. The weighted average interest rate on the $982.0 million was 4.40%. In addition, Metavante and its subsidiaries have a $60 million line of credit available from Marshall & Ilsley which is due on demand. Interest on the outstanding borrowings is payable quarterly at a rate equal to Marshall & Ilsley’s commercial paper rate plus 0.25%. At March 31, 2007, the outstanding portion of the line of credit was $0.

Metavante paid Marshall & Ilsley total dividends of $4.0 million in each of 2006, 2005 and 2004. No dividend was paid during the first quarter of 2007.

Post-Transaction Liquidity

In connection with the transactions, New Metavante and one or more of its subsidiaries expect to enter into new debt agreements with outside financing services. Pursuant to a commitment letter dated as of May 10, 2007, the committed financing parties have committed to provide the credit facilities described below.

The credit facility is expected to consist of the following financings:

•	a senior secured term loan facility, which we refer to as the “term loan facility,” in an aggregate principal amount of $1.75 billion (all of which is expected to be borrowed on the closing date); and

•

a senior secured revolving credit facility, which we refer to as the “revolving credit facility,” in an aggregate principal amount of up to $250 million, (none of which is expected to be borrowed as of the closing date).

For purposes of this summary description of the proposed financings, the term loan facility and the revolving credit facility are collectively referred to as the “credit facility.”

Conditions Precedent

The availability of the credit facility is subject to various conditions precedent, including, but not limited to:

•	New Metavante shall have received cash proceeds from the issuance to the Investor of its common equity in an amount equal to at least $625 million;

•

the transactions shall be consummated substantially concurrently with or prior to any funding of the credit facility and all material conditions precedent to the consummation or the transactions shall have been satisfied, or waived in a manner not materially adverse to the lenders;

•	since December 31, 2006, there shall not have been any material adverse effect on the business, operations, property or financial condition of Metavante and its subsidiaries taken as a whole; and

•	other specified conditions precedent customary for credit facilities.

The investment agreement provides that, if any portion of the debt financing becomes unavailable, Investor may arrange to obtain alternative financing from alternative sources on terms and subject to conditions reasonably acceptable to Metavante.

Term Loan Facility

Overview

The term loan facility is expected to provide for senior secured term loans in an aggregate principal amount of $1.75 billion. Borrowings under the term loan facility may only be incurred on the closing date. Because the definitive documentation has not yet been completed, however, the terms described below may change.

Maturity; Prepayments

The term loan facility is expected to mature seven years from the closing date. The term loan facility will amortize in nominal quarterly installments until the maturity date. The term loan facility is expected to be subject to mandatory prepayment and reduction out of excess cash flows and proceeds of certain debt issuances, asset sales and other capital events.

Interest

The interest rates applicable to the loans under the term loan facility are expected to be based on a fluctuating rate of interest measured by reference to either, at the borrower’s option, (i) an adjusted London inter-

bank offered rate (adjusted for maximum reserves), plus an initial borrowing margin or (ii) an alternate base rate plus an initial borrowing margin, in each case subject to adjustment pursuant to a “market flex” provision. The interest rate margins will be subject to a single step down based on the borrower meeting a leverage based test to be agreed upon. Overdue amounts will bear additional interest.

Revolving Credit Facility

Overview

The revolving credit facility is expected to provide for senior secured revolving loans up to a maximum aggregate principal amount of $250 million. Proceeds of loans under the revolving credit facility are expected to be used for working capital, capital expenditures and general corporate purposes. A portion of the revolving credit facility in an amount to be determined will be available for letters of credit and swingline loans. Because the definitive documentation has not yet been completed, however, the terms described below may change.

Maturity

The final maturity date of the revolving credit facility is expected to be six years from the closing date.

Interest

The interest rates applicable to the loans under the revolving credit facility are expected to be based on a fluctuating rate of interest, measured by reference to either, at the borrower’s option (1) an adjusted London inter-bank offered rate (“LIBOR”) (adjusted for maximum reserves), plus an initial borrowing margin or (2) an alternate base rate plus an initial borrowing margin, in each case subject to adjustment pursuant to a “market flex” provision. The interest rate margins on the revolving credit facility will be subject to stepdowns based on the borrower meeting leverage based tests to be agreed upon. Overdue amounts will bear interest at a rate higher than the rate otherwise applicable.

General Provisions

Guarantees; Security

New Metavante and each domestic subsidiary of Metavante are expected to guarantee the borrower’s obligations under the credit facility and certain cash management, interest rate protection or other hedging arrangements. The credit facility and the guarantees thereof are expected to be secured by all of the capital stock of Metavante and of the domestic subsidiaries owned by Metavante or any guarantor, 65% of the voting stock of each first tier foreign subsidiary of Metavante or any guarantor, and substantially all other tangible and intangible assets owned by the borrower and each guarantor, subject to certain exceptions.

Covenants

The credit facility is expected to contain a number of covenants that, among other things, will limit or restrict the ability of New Metavante and its subsidiaries to:

•	incur additional indebtedness (including guarantees of other indebtedness and hedging arrangements);

•	pay dividends or make other restricted payments, including redemptions and/or repurchases of stock;

•	make acquisitions and investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	create or permit liens or sale-leaseback transactions;

•	enter into agreements including negative pledge clauses or restricting dividends or other distributions by subsidiaries to the borrower;

•	change lines of business; and

•	change its fiscal year.

The credit facility is expected to also contain certain affirmative covenants, including maintenance of corporate existence, maintenance of property and insurance, maintenance of credit ratings, compliance with laws, payment of taxes, inspection of books and records, notices of defaults and other material adverse changes, delivery of financial statements and other reporting requirements. There will be one financial covenant, applicable only to the revolving credit facility, and only if there are amounts outstanding under the revolving credit facility, establishing a maximum ratio of net debt (total debt net of unencumbered and unrestricted cash and cash equivalents) to consolidated EBITDA, tested quarterly.

Events of Default

The credit facility is expected to provide for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross defaults to other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interests, material judgments, change in passive holding company status of New Metavante and change of control (to be defined in the definitive documentation for the loan facility).

Incremental Facility

Metavante will be permitted to add one or more incremental term loan facilities or to increase the revolving credit facility (collectively, the “incremental facilities”), up to an aggregate amount of $500 million for all incremental facilities. No lender is committed to provide or participate in any such incremental facility, and the pricing and other terms of any such incremental facility would have to be negotiated with the lender or lenders, if any, willing to provide or participate in such incremental facility. No incremental facility could be entered into if a default or event of default exists or would be created thereby, and any term loan that is part of an incremental facility would have to have a maturity date no earlier than the maturity date for the term loan facility and a weighted average life no shorter than that of the term loan facility.

The new debt will require higher interest payments as compared to Metavante’s historical borrowings. This will decrease cash provided by operations subsequent to the close of the transaction. However, Metavante believes that its cash flow from operations will be adequate to meet its operating requirements, the new debt repayment and interest, and ordinary capital spending needs in 2007 and 2008.

Historically, a portion of Metavante’s growth has been accomplished through acquisitions. Management believes a number of acquisition candidates are available and plans to pursue them, and Metavante believes that its cash flow from operations together with other available sources of funds will be adequate to fund certain acquisitions. In the event that Metavante makes future acquisitions, however, it may be necessary to raise funds through additional borrowings or issuance of common shares.

Contractual Obligations

Metavante’s primary contractual cash obligations have historically been notes payable to Marshall & Ilsley, operating leases including rent agreements and purchase obligations. The majority of Metavante’s operating leases are, and a majority of New Metavante’s operating leases will be, for facilities. Metavante believes that cash flow from operations will be adequate to meet its operating requirements and expected capital spending for the next 12 months and the foreseeable future.

The following table is a summary of Metavante’s contractual cash obligations and commitments outstanding by future payment dates at December 31, 2006:

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	($000’s)
Long-term debt, including interest obligations (1)	$43,493	$1,045,377	$0	$0	$1,088,870
Operating leases	22,128	28,451	13,797	7,526	71,902
Purchase obligations (2)	88,700	9,848	3,848	0	102,396

Total	$154,321	$1,083,676	$17,645	$7,526	$1,263,168

(1)	Long-term debt includes amounts owed to Marshall & Ilsley.

(2)	Purchase obligations reflect legally binding agreements entered into by Metavante to purchase goods that specify minimum quantities to be purchased.

The contractual cash obligations of New Metavante will be substantially changed as a result of the transactions. Under the terms of the investment agreement, New Metavante and/or one or more of its subsidiaries are expected to incur approximately $1.75 billion of new debt. Upon completion of the transactions, New Metavante and/or one or more of its subsidiaries will have material contractual cash obligations related to the principal and interest payments for this new debt. The minimum required annual principal payments are expected to be approximately $17.5 million under the term loan facility. Assuming an estimated average interest rate of 6.85%, interest payments for the new debt are estimated to be approximately $119.9 million in the first year. Management’s assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of the debt instrument at and after closing on financial terms currently contemplated and the interest rates applicable to each such instrument, are subject to changes that may be material. In addition, other future events could cause actual payments to differ materially from these amounts. See “Special Note Regarding Forward-Looking Statements” beginning on page [•], and “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Metavante” beginning on page [•],

Off-Balance Sheet Financing Arrangements

At March 31, 2007 and December 31, 2006 and 2005, Metavante had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business.

Inflation

Management believes that inflation currently does not have a material effect on New Metavante’s results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to customers, foreign currency risk related to the Firstsource investment and our foreign subsidiaries, and interest rate risk on investments and our borrowings. We actively monitor these risks through a variety of controlled procedures involving senior management. We do not currently use any derivative financial instruments. Based on the controls in place, credit worthiness of the customer base, the fixed interest rate of the debt and the relative size of these financial instruments, we believe the risk currently associated with these instruments will not have a material adverse effect on our consolidated financial position or statement of operations.

Subsequent to the transactions, New Metavante will be subject to interest rate market risk in connection with its long-term debt. The principal interest rate exposure relates to amounts expected to be borrowed under

New Metavante’s new term loan facility. New Metavante and/or one or more of its subsidiaries expects to incur approximately $1.75 billion of indebtedness with variable interest rates under its term loan facility. A change in the estimated interest rate on the anticipated $1.75 billion of borrowings under the term loan facility up or down by 1% will increase or decrease earnings before provision for income taxes by approximately $17.5 million, respectively, on an annual basis.

New Metavante and/or its subsidiaries will be sensitive to interest rate fluctuations. In order to enhance its ability to manage risk relating to cash flow and interest rate exposure, New Metavante and/or its subsidiaries may enter into and maintain derivative instruments, such as interest rate swap agreements, for periods consistent with the related underlying exposures.

Metavante Critical Accounting Policies

Metavante has established various accounting policies that govern the application of accounting principles generally accepted in the United States in the preparation of Metavante’s consolidated financial statements. Metavante’s significant accounting policies are described in the footnotes to the consolidated financial statements contained herein. Certain accounting policies involve significant judgments and assumptions by management that may have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of judgments and assumptions made by management, Metavante’s actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of the operations. Management considers the following to be those accounting policies that require significant judgments and assumptions:

Capitalized Software

Direct costs associated with the production of computer software that will be licensed externally or used in a service bureau environment are capitalized. Capitalization of such costs is subject to strict accounting policy criteria as governed by SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed or with SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, although the appropriate time to initiate capitalization requires management judgment. Once the specific capitalized project is put into production, the software cost is amortized over its estimated useful life, generally four years. Each quarter, Metavante performs net realizable value tests to ensure the assets are recoverable. Such tests require management judgment as to the future sales and profitability of a particular product which involves, in some cases, multi-year projections. Technology changes and changes in customer requirements can have a significant impact on the recoverability of these assets and can be difficult to predict. Should significant adverse changes occur, estimates of useful life may have to be revised or write-offs would be required to recognize impairment. For the quarters ended March 31, 2007 and 2006, the amount of software costs capitalized amounted to $13.8 million and $10.9 million, respectively. Amortization expense of software costs amounted to $14.1 million and $14.0 million for the quarters ended March 31, 2007 and 2006, respectively.

Net unamortized costs, which are included in net capitalized software and conversions in the Consolidated Balance Sheets were $151.2 million and $144.1 million as of March 31, 2007 and December 31, 2006, respectively.

Metavante has not substantively changed any aspect to its overall approach in the determination of the amount of costs that are capitalized for software development activities. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the periodic amortization of such costs.

Revenue Recognition

The following describes our primary types of revenues and our revenue recognition policies as they pertain to the types of transactions we enter into with our customers.

We enter into arrangements with customers to provide services, software and software related services such as post-contract customer support and implementation and training either individually or as part of an integrated offering of multiple products and services. The revenues for services provided under these multiple element arrangements are recognized in accordance with the applicable revenue recognition accounting principles as further described below.

Account processing and related revenues are recognized as services are performed based on amounts billable under the contracts in accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”) and related interpretations. SAB 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured. Processing services performed that have not been billed to clients are accrued based on estimates made by management. This estimate requires a significant amount of judgment related to estimates of expected volumes. Revenues from processing services are typically volume-based depending on factors such as the number of accounts processed and transactions processed.

Professional services fees consist of revenue for client support, training, consulting and conversion of clients’ processing systems to Metavante’s processing system. Revenues from training and consulting are recognized when the services are performed. Conversion revenues associated with the conversion of clients’ processing systems to Metavante’s processing systems are deferred and amortized over the period of the related processing contract, which is generally five years.

In the event that arrangements with our customers include more than one product or service, we determine whether the individual revenue elements can be recognized separately in accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

Revenues attributable to the licensing of software are generally recognized upon delivery and performance of certain contractual obligations, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. In the event that significant vendor obligations exist, revenue is deferred until Metavante satisfies the obligations. In order to recognize license revenue, each element of an arrangement, or contract, must meet the following four criteria: persuasive evidence of an arrangement exists; delivery has occurred; the fee is fixed or determinable; and collection is probable. If one or more of these criteria have not been satisfied, revenue is deferred until all criteria have been satisfied. License sales requiring an installation of the software are recognized based on the percentage of completion method.

Metavante’s software license agreements generally include multiple products and services or “elements.” Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended, generally requires revenue earned from software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence (“VSOE”) of fair value. The allocation of revenue requires management to make certain judgments and estimates related to fair value of each element. Fair value is determined for license fees based upon the price charged when sold separately or, if the product is not yet sold separately, the price determined by management with relevant authority. In the event Metavante determines that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized using the residual method allowed by SOP 98-9, Software Revenue Recognition, with Respect to Certain Transactions. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Revenues from software maintenance fees for ongoing client support and product updates are deferred and recognized ratably over the term of the maintenance period.

Buyout revenues are generally recognized upon the completion of deconversion of a client’s processing system and satisfaction of all obligations of Metavante.

Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In certain cases, Metavante does not stock in inventory the hardware products sold, but arranges for third-party suppliers to drop-ship the products to customers on Metavante’s behalf. For these transactions, Metavante follows the guidance provided in Emerging Issues Task Force Issue (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Based upon the indicators provided within this consensus, Metavante records the revenue related to the drop-ship transactions on a gross basis and the related costs are included in cost of processing and services. Metavante also remarkets maintenance contracts on hardware to its customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Goodwill and Other Intangible Assets

Metavante has significant intangible assets that were acquired through business acquisitions. These assets consist of purchased customer relationships, contracts, and the excess of purchase price over the fair value of identifiable net assets acquired (goodwill). The determination of estimated useful lives and the allocation of the purchase price to the fair values of the intangible assets require significant judgment and may affect the amount of future amortization on the intangible assets other than goodwill.

As of March 31, 2007 and December 31, 2006, goodwill was $1,374 million and $1,330 million, respectively. The process of determining whether or not an asset, such as goodwill, is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Such projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. In evaluating the recoverability of goodwill, we perform an annual goodwill impairment test on our reporting units based on an analysis of the discounted future net cash flows generated by the reporting units’ underlying assets. We completed our annual goodwill impairment test on our reporting units as of June 30, 2006 and determined that each of our reporting units has a fair value in excess of its carrying value. Accordingly, no goodwill impairment has been recorded. Such analyses are particularly sensitive to changes in estimates of future net cash flows and discount rates. Changes to these estimates might result in material changes in the fair value of the reporting units and determination of the recoverability of goodwill which may result in charges against earnings and a reduction in the carrying value of our goodwill.

As of March 31, 2007 and December 31, 2006, intangible assets were $305 million and $309 million respectively, which consist primarily of purchased customer relationships and trademarks. The valuation of these assets involves significant estimates and assumptions concerning matters such as customer retention, future cash flows and discount rates. If any of these assumptions change, it could affect the carrying value of these assets. Purchased customer relationships and trademarks are amortized over their estimated useful lives using the straight-line method.

Income Taxes

Metavante’s operating results are included in the consolidated Federal income tax return of Marshall & Ilsley. Pursuant to a tax allocation agreement with Marshall & Ilsley, current and deferred income taxes are calculated as if Metavante filed separate federal and state income tax returns.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

The determination of current and deferred income taxes is based on complex analyses of many factors, including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts currently due or owed, such as the timing of reversals of temporary differences and current accounting standards. The Federal and state taxing authorities who make assessments based on their determination of tax laws periodically review the Corporation’s interpretation of Federal and state income tax laws. Tax liabilities could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities based on the completion of taxing authority examinations.

Metavante records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount Metavante has concluded is more than likely not to be realized. Metavante considers the amount of taxable income available in carryback years, future taxable income and potential tax planning strategies in assessing the need for a valuation allowance.

Effective January 1, 2007, Metavante adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, and there was no effect on the consolidated financial statements. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS OF NEW METAVANTE

On April 3, 2007, Marshall & Ilsley, Merger Sub, Metavante, New Metavante and Investor entered into the investment agreement pursuant to which,

•

Marshall & Ilsley will separate into two publicly-traded companies: New Marshall & Ilsley, which will own and operate the Marshall & Ilsley banking business, the issued and outstanding common stock of which will be 100% owned by Marshall & Ilsley shareholders, and New Metavante, which will own and operate Metavante’s business, the issued and outstanding stock of which will be 75% owned by Marshall & Ilsley shareholders and the remaining 25% will be owned by Investor;

•

Marshall & Ilsley’s shareholders will receive three shares of New Marshall & Ilsley common stock and one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock held;

•	Investor will invest $625 million in New Metavante for an equity interest representing 25% of New Metavante common stock;

•	New Metavante and/or one or more of its subsidiaries will incur approximately $1.75 billion of indebtedness; and

•

Metavante will pay off certain intercompany indebtedness plus accrued and unpaid interest owed to Marshall & Ilsley (the amount currently owed is approximately $982 million) and New Metavante will contribute to New Marshall & Ilsley $1.665 billion in cash (which includes the $625 million of proceeds from the sale of the New Metavante common stock to Investor).

As a result of completion of the transactions contemplated by the investment agreement,

•

each holder of Marshall & Ilsley common stock as of the effective time of the holding company merger will have received three shares of New Marshall & Ilsley common stock and one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock held of record;

•

Investor will have received shares of New Metavante common stock that represent 25% of the shares of New Metavante common stock and a stock purchase right to acquire additional shares under certain circumstances in order to maintain its 25% ownership; and

•

each holder of Marshall & Ilsley common stock as of the effective time of the holding company merger that would otherwise be entitled to receive fractional shares of New Metavante common stock resulting from the holding company merger will have received cash in lieu of such fractional shares (and therefor will not receive shares of New Marshall & Ilsley common stock in respect of such fractional shares).

The shares of New Marshall & Ilsley common stock to be issued to the holders of Marshall & Ilsley common stock will represent 100% of the outstanding shares of New Marshall & Ilsley common stock and the shares of New Metavante common stock to be issued to the holders of Marshall & Ilsley common stock will represent 75% of the outstanding shares of New Metavante common stock.

See “The Transactions—Description of the Transactions” beginning on page [•].

The unaudited condensed pro forma consolidated balance sheet of New Metavante reflects the unaudited condensed consolidated historical balance sheet of Metavante as of March 31, 2007 as if the transactions had occurred on that date. The unaudited condensed pro forma consolidated statements of earnings of New Metavante reflect the operations of Metavante for the three months ended March 31, 2007 and the operations of Metavante for the year ended December 31, 2006 as if the transactions had occurred on January 1, 2006. Certain reclassifications have been made to the historical presentation of Metavante to conform to the presentation used in the unaudited condensed pro forma consolidated financial statements.

The unaudited condensed pro forma consolidated financial statements of New Metavante presented below are derived from the historical consolidated financial statements of Metavante and adjusted to give effect to, among other things:

•	the issuance of New Metavante common stock in connection with the holding company merger;

•	the contribution of Metavante to New Metavante by Marshall & Ilsley;

•	the issuance of shares of New Metavante Class A common stock to Investor and the subsequent conversion of such shares into shares of New Metavante common stock;

•	the receipt of $625 million from Investor in consideration for the issuance of the shares of New Metavante Class A common stock and the stock purchase right described above;

•	the incurrence by New Metavante and/or one or more of its subsidiaries of approximately $1.75 billion of indebtedness and approximately $22.5 million in associated costs;

•	the payment of certain intercompany debt owed to Marshall & Ilsley;

•	the contribution of $1.665 billion in cash by New Metavante to New Marshall & Ilsley; and

•	New Metavante will reimburse Investor for all of Investor’s expenses related to the transactions, which Investor has estimated to be approximately $14.5 million.

The share numbers and dollar and settlement amounts are based on Marshall & Ilsley share numbers and balances as of March 31, 2007.

Regardless of the exact legal order of the various transactions, items that impact New Metavante are reflected in the unaudited condensed pro forma consolidated financial statements of New Metavante and items that impact New Marshall & Ilsley are reflected in the unaudited condensed pro forma consolidated financial statements of New Marshall & Ilsley.

The pro forma adjustments are based upon available information and assumptions that management of New Metavante believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate.

The unaudited condensed pro forma consolidated statements of earnings presented below do not reflect any one-time charges or additional costs expected to result from the transactions. Non-recurring charges related to the transaction have been excluded from the unaudited condensed pro forma consolidated statements of earnings. The estimated pre-tax, one-time charges that have been excluded include $14.5 million of transaction expenses payable to Investor, $4.5 million of other transaction expenses, $29.1 million related to the modification of vested equity-based awards and $5.5 million related to the immediate vesting of equity based awards issued on the closing date. In addition, the unaudited condensed pro forma consolidated statements of earnings do not give effect to the impact of new agreements between Metavante and Marshall & Ilsley and certain costs New Metavante expects to occur associated with operating as a stand-alone company.

The unaudited condensed pro forma consolidated financial statements are for illustrative purposes only and do not reflect what New Metavante’s financial position and results of operations would have been had the transactions occurred on the dates indicated and are not indicative of New Metavante’s future financial position and future results of operations. The consolidated financial statements of New Metavante will reflect the effects of the transactions only from the date of completion of the transactions. In addition, the unaudited condensed pro forma consolidated financial statements reflect assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

The unaudited condensed pro forma consolidated financial statements should be read in conjunction with the accompanying notes and the other financial information included or incorporated by reference elsewhere in this proxy statement/prospectus—information statement.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Metavante

As of March 31, 2007

($000’s)

	Historical Metavante	Pro Forma Adjustments		Pro Forma New Metavante
Assets
Current Assets:
Cash and cash equivalents	$315,629	$(309,000	)(1)	$6,629
Accounts receivables, net	137,736			137,736
Other current assets	466,803			466,803

Total current assets	920,168	(309,000)		611,168
Capitalized software and conversions, net	233,219			233,219
Property and equipment, net	132,666			132,666
Goodwill and other intangibles, net	1,679,461			1,679,461
Other assets	94,293	22,500	(2)	116,793

Total Assets	$3,059,807	$(286,500)		$2,773,307

Liabilities and Stockholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$0	$17,500	(3)	$17,500
Accounts payable and accrued expenses	200,391			200,391
Deferred revenue	123,912			123,912
Other	238,193			238,193

Total current liabilities	562,496	17,500		579,996
Long-term debt to Marshall & Ilsley	982,000	(982,000	)(4)	0
Long-term debt and capital lease obligations	40	1,732,500	(3)	1,732,540
Other long-term liabilities	189,571			189,571

Total liabilities	1,734,107	768,000		2,502,107
Minority interest	12,723			12,723
Total shareholder’s equity	1,312,977	(1,054,500	)(5)	258,477

Total Liabilities and Shareholder’s Equity	$3,059,807	$(286,500)		$2,773,307

Notes to Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Metavante as of March 31, 2007

(1)	Represents the following pro forma adjustments that adjust New Metavante’s cash in accordance with the various transaction agreements (in thousands):

Cash proceeds from investment in New Metavante by Investor	$625,000
Cash proceeds from incurrence of new debt by New Metavante and/or one or more of its subsidiaries	1,750,000
Payment of fees and expenses associated with new debt	(22,500)
Payment of cash contribution by New Metavante	(1,665,000)
Payment of debt to Marshall & Ilsley	(982,000)
Payment of Investor estimated transaction expenses	(14,500)

$(309,000)

(2)	Represents the capitalization of debt issuance costs associated with the $1.75 billion term facility and $250 million revolver incurred by New Metavante and/or one or more of its subsidiaries in connection with the transactions.

(3)	Represents $1.75 billion of debt incurred by New Metavante and/or one or more of its subsidiaries in connection with the transactions as follows (in thousands):

Term facility	$1,750,000
Revolver	0

Total debt	1,750,000
Current portion of term facility	(17,500)

Total long-term debt	$1,732,500

The debt obligations set forth above reflect assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

(4)	Represents the repayment of $982 million of debt to Marshall & Ilsley.

(5)	Represents the following pro forma adjustments that adjust New Metavante’s stockholders’ equity in accordance with the various transaction agreements (in thousands):

Issuance of equity securities by New Metavante to Investor	$625,000
Payment of cash dividend by New Metavante	(1,665,000)
Impact on New Metavante’s equity of non-recurring expenses recorded upon completion of the transactions:
Payment of Investor estimated transaction expenses	(14,500)

$(1,054,500)

Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Metavante

for the Three Months Ended March 31, 2007

(000’s, except per share data)

	Historical Metavante		Pro Forma Adjustments			Pro Forma New Metavante
Revenue	$387,242		$				$387,242

Cost of processing and services	254,810						254,810
Selling, general and administrative expenses	56,247			0			56,247

Income from operations	76,185						76,185
Interest expense, net of interest income	(7,286)			(23,885	)(2)		(31,171)
Net gains related to Firstsource	8,028						8,028
Other	34						34

Earnings before provision for income taxes	76,961			(23,885)			53,076
Provision for income taxes	27,686			(9,076	)(3)		18,610

Net income	$49,275			$(14,809)			$34,466

Net income per share:
Basic	NA	(1)		NA			$0.30

Diluted	NA	(1)		NA		$	N/A

Weighted average shares outstanding:
Basic	NA			113,552	(4)		113,552

Diluted	NA			N/A			N/A

Notes to Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Metavante for the Three Months Ended March 31, 2007

(1)	Net income per share information has not been shown for historical Metavante because it would not be meaningful since Metavante is a wholly-owned subsidiary of Marshall & Ilsley with 87,000 shares outstanding.

(2)

Represents estimated interest expense resulting from the new debt incurred by New Metavante and/or one or more of its subsidiaries based on an estimated weighted average interest rate of 6.85%. Management believes the estimated interest rate is reasonable based on current rates and terms provided in the debt commitment letter. A change in the estimated interest rate up or down by .125% will decrease or increase earnings before the provision for income taxes by $0.5 million on a three month basis. This pro forma adjustment also includes the amortization of debt issuance costs associated with the $1.75 billion of new debt and $250 million revolver. The pro forma adjustment also includes the fee on the unused portion of the revolver. In addition, this pro forma adjustment eliminates interest paid by New Metavante to Marshall & Ilsley on notes payable repaid in accordance with the transaction agreements. The pro forma adjustments also include the reduction in interest income resulting from the dividend paid from New Metavante to Marshall & Ilsley using Metavante’s existing cash balances. The distribution payable to Marshall & Ilsley is $1.665 billion, of which $625 million is the investment in New Metavante by the Investor, $750 million is received from proceeds of the new debt, and $290 million is from New Metavante’s existing cash balances. The reduction in interest income was calculated using an estimated rate of 5.06% which is equal to the average overnight investment rate earned by Metavante during the three month period ended March 31, 2007. The net interest expense pro forma adjustment consists of the following ($000’s):

Estimated interest expense on term facility	$(29,969)
Amortization of debt issuance costs	(804)
Fee on unused portion of the revolver	(234)
Interest incurred by Metavante payable to Marshall & Ilsley affiliates	10,791
Reduction in interest income earned on the $290 million portion of the contribution paid to Marshall & Ilsley	(3,669)

$(23,885)

The estimated interest rate set forth above is solely for illustrative purposes and reflects assumptions with respect to the debt financing for the transactions including, but not limited to, assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material. In addition, the average interest rate set forth above, and the associated interest payments to be made by New Metavante and/or one or more of its subsidiaries, are subject to negotiation of the definitive debt financing documents.

(3)	Represents the income tax effect of the preceding pro forma adjustments using an estimated statutory rate of 38%.

(4)	The pro forma adjustment for basic weighted average shares outstanding represents the estimated number of New Metavante shares to be issued to (a) holders of Marshall & Ilsley common stock in the holding company merger as each holder of Marshall & Ilsley common stock will receive one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock and (b) Investor in connection with its $625 million investment in New Metavante. These estimates are based on the weighted average number of Marshall & Ilsley shares outstanding for the three months ended March 31, 2007. The dilutive effect of stock options outstanding depends on the price of New Metavante common stock after the transaction is completed and is therefore not subject to a reliable estimate.

Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Metavante

for the Year Ended December 31, 2006

(000’s, except per share data)

	Historical Metavante		Pro Forma Adjustments			Pro Forma New Metavante
Revenue	$1,504,178		$				$1,504,178

Cost of processing and services	998,041						998,041
Selling, general and administrative expenses	234,170						234,170

Income from operations	271,967						271,967
Interest expense, net of interest income	(28,631)			(94,667	)(2)		(123,298)
Other	(2,853)						(2,853)

Earnings before provision for income taxes	240,483			(94,667)			145,816
Provision for income taxes	80,359			(35,973	)(3)		44,386

Net income	$160,124			$(58,694)			$101,430

Net income per share:
Basic	NA	(1)		NA			$0.92

Diluted	NA	(1)		NA		$	NA

Weighted average shares outstanding:
Basic	NA			110,739	(4)		110,739

Diluted	NA			NA	(4)		NA

Notes to Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Metavante for the Year Ended December 31, 2006

(1)	Net income per share information has not been shown for historical Metavante because it would not be meaningful since Metavante is a wholly-owned subsidiary of Marshall & Ilsley with 87,000 shares outstanding.

(2)

Represents estimated interest expense resulting from the new debt incurred by New Metavante and/or one or more of its subsidiaries based on an estimated interest rate of 6.85%. Management believes the estimated interest rate is reasonable based on current rates and terms provided in the debt commitment letter. A change in the estimated interest rate up or down by .125% will decrease or increase earnings before the provision for income taxes by $2.2 million on an annual basis. This pro forma adjustment also includes the amortization of debt issuance costs associated with the $1.75 billion of new debt and $250 million revolver. The pro forma adjustment also includes the fee on the unused portion of the revolver. In addition, this pro forma adjustment eliminates interest paid by New Metavante to Marshall & Ilsley on notes payable repaid in accordance with the transaction agreements. The pro forma adjustment also includes the reduction in interest income arising from the dividend paid from New Metavante to Marshall & Ilsley using Metavante’s existing cash balances. The distribution payable to Marshall & Ilsley is $1.665 billion, of which $625 million is the investment in New Metavante by the Investor, $750 million is received from the proceeds of the new debt, and $290 million is from New Metavante’s existing cash balances. The reduction in interest income was calculated using an estimated interest rate of 4.76% which is equal to the average overnight investment rate earned by Metavante during 2006. The net interest expense pro forma adjustment consists of the following ($000’s):

Estimated interest expense on term facility	$(119,875)
Amortization of debt issuance costs	(3,214)
Fee on unused portion of revolver	(937)
Interest incurred by Metavante payable to Marshall & Ilsley	43,163
Interest earned on $290 million portion of the contribution paid to Marshall & Ilsley	(13,804)

$(94,667)

The estimated interest expense set forth above is solely for illustrative purposes and reflects assumptions with respect to the debt financing and dividends for the transactions including, but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material. In addition, the estimated interest rate set forth above, and the associated interest payments to be made by New Metavante and/or one or more of its subsidiaries, are subject to negotiation of the definitive debt financing documents.

(3)	Represents the income tax effect of the preceding pro forma adjustments using an estimated statutory rate of 38%.

(4)	The pro forma adjustment for basic weighted average shares outstanding represents the estimated number of New Metavante shares to be issued to (a) holders of Marshall & Ilsley common stock in the holding company merger as each holder of Marshall & Ilsley common stock will receive one share of New Metavante common stock for every three shares of Marshall & Ilsley common stock and (b) Investor in connection with its $625 million investment in New Metavante. These estimates are based on the weighted average number of Marshall & Ilsley shares outstanding for the year ended December 31, 2006. The dilutive effect of stock options outstanding depends on the price of New Metavante common stock after the transaction is completed and is therefore not subject to a reliable estimate.

MANAGEMENT OF NEW METAVANTE

Board of Directors Transaction Agreement Provisions

Composition. The investment agreement and the shareholders agreement provide that upon completion of the transactions, the New Metavante board of directors will consist of 11 directors: (i) three directors designated by Investor; (ii) two directors who shall be officers of New Metavante, one of whom shall be the President and Chief Executive Officer of New Metavante and one of whom shall be the Senior Executive Vice President and Chief Operating Officer of New Metavante; (iii) one director who shall be designated by Marshall & Ilsley and shall initially be Dennis J. Kuester; and (iv) five additional directors, each of whom shall qualify as independent directors and one of whom shall also be an independent director of Marshall & Ilsley (who will be Ted D. Kellner). The Chairman of the Board of New Metavante shall be Dennis J. Kuester for a period of one year from the closing date, after which, subject to Board approval, Frank R. Martire will become Chairman of the Board. In connection with the 2008 annual shareholder meeting, New Metavante shall take all actions necessary to provide that the Investor designees are nominated for re-election to the board of directors and the remaining directors shall be nominated in accordance with the provisions of the shareholders agreement and the amended and restated by-laws of New Metavante.

Pursuant to the shareholders agreement, following the 2008 annual meeting of shareholders of New Metavante until the earlier of the tenth anniversary of the closing date and the termination of the shareholders agreement, so long as the ownership percentage of the Investor Group of New Metavante common stock in the aggregate equals or exceeds the percentages or dollar amounts set forth in the table below, Investor will have the right to designate for nomination to the New Metavante board of directors, a number of individuals set forth opposite the applicable percentage or amount:

Ownership Percentage	Number of Investor Designees
17.5% or greater	three individuals

less than 17.5%, but equal to or greater than 7.5%	two individuals

less than 7.5%, but the fair market value of New Metavante common stock beneficially owned by the Investor Group equals or exceeds $150 million	one individual

Vacancies. Under the shareholders agreement, the remaining Investor designees then in office will have the right to designate any replacement for an Investor designee upon the death, resignation, retirement, disqualification or removal from office of such director; provided, that if an Investor designee is removed for cause by the shareholders, the remaining Investor designees may not designate the person who was removed as a replacement. Until the 2008 annual meeting of shareholders, (i) the remaining Marshall & Ilsley designees then in office have the right to designate any replacement for a Marshall & Ilsley designee upon the death, resignation, retirement, disqualification or removal from office of such director; provided, that if a Marshall & Ilsley designee is removed for cause by the shareholders, the remaining Marshall & Ilsley designees can not designate the person who was removed as a replacement and (ii) the initial unaffiliated directors by majority vote or consent of those initial unaffiliated directors then in office will have the right to designate any replacement for an initial unaffiliated director upon the death, resignation, retirement, disqualification or removal from office of such director; provided, that if an initial unaffiliated directors is removed for cause by the shareholders, the remaining initial unaffiliated directors cannot designate the person who was removed as a replacement.

Directors and Executive Officers

Set forth below is information concerning those persons that New Metavante expects to become its directors and executive officers as of the closing date. New Metavante expects that it will have an additional five directors identified prior to completion of the transactions.

Metavante expects to conduct a search for a Chief Financial Officer to serve following the consummation of the transactions. Mr. Hayford, who will be New Metavante’s Senior Executive Vice President and Chief Operating Officer following the separation transactions, has served as Metavante’s Chief Financial Officer since 2001. The investment agreement requires that Metavante consult with Investor prior to hiring, or entering into a contract with, the new Chief Financial Officer. If a new Chief Financial Officer is not selected prior to the consummation of the separation transactions, Mr. Hayford will serve as New Metavante’s Chief Financial Officer until a replacement is chosen for that position.

Executive Officers of New Metavante

Name and Age (as of May 1, 2007)	Officers

Frank R. Martire Age 59	Frank R. Martire will be New Metavante’s President and Chief Executive Officer, as well as a Director of New Metavante. Mr. Martire has served as Director, President and Chief Executive Officer of Metavante since March 2003, and as Senior Vice President of Marshall & Ilsley since April 2003. Mr. Martire serves in various positions of Metavante subsidiaries: Manager of Metavante Acquisition Company II LLC and Director of NYCE Payments Network, LLC. Mr. Martire was President and Chief Operating Officer of Call Solutions Inc. from 2001 to 2003 and President and Chief Operating Officer, Financial Institution Systems and Services Group, of Fiserv, Inc. from 1991 to 2001. Mr. Martire is a director of Sacred Heart University, Aurora Healthcare and Children’s Hospital Foundation.

Michael D. Hayford Age 47	Michael D. Hayford will be New Metavante’s Senior Executive Vice President and Chief Operating Officer, as well as a Director of New Metavante. Mr. Hayford has served as a Director of Metavante since September 2004, as its Chief Financial Officer and Treasurer since May 2001, as its Chief Operating Officer since May 2006 and as its Senior Executive Vice President since September 2004. Mr. Hayford also has served as a Senior Vice President of Marshall & Ilsley. Mr. Hayford serves in various positions of Metavante subsidiaries: Director and Executive Vice President of Advanced Financial Solutions, Inc. and MBI Benefits, Inc.; Manager, Executive Vice President and Treasurer of TREEV LLC; Director of NYCE Payments Network, LLC; Manager of Metavante Acquisition Company II, LLC; Manager and Executive Vice President of Endpoint Exchange LLC; Executive Vice President and Treasurer of Metavante Operations Resources Corporation, Link2Gov Corp. and Vicor, Inc.; Executive Vice President of Kirchman Corporation, VECTORsgi, Inc., Prime Associates, Inc., GHR Systems Canada, Inc., and Valutec Card Solutions, LLC; and Vice President of Printing For Systems, Inc. Mr. Hayford is a director of the University of Wisconsin—La Crosse Foundation and West Bend Mutual Insurance.

Name and Age (as of May 1, 2007)	Officers
Frank G. D’Angelo Age 61	Frank G. D’Angelo will be New Metavante’s Senior Executive Vice President. Mr. D’Angelo serves in various positions of Metavante subsidiaries: Chairman and Director of AdminiSource Communications, Inc., MBI Benefits, Inc. and Link2Gov Corp.; Director of NYCE Payments Network, LLC; Chief Executive Officer, Chairman and Sole Director of Printing For Systems, Inc.; and Chairman and Manager of Valutec Card Solutions, LLC. Mr. D’Angelo is also Chairman and Director of Everlink Payment Systems, Inc., a joint venture in which Metavante participates. Mr. D’Angelo has served as Senior Executive Vice President and President, Payment Solutions Group, of Metavante since September 2004. Mr. D’Angelo joined Metavante in 1997 as Vice President and General Manager of its EFT and Card Solutions businesses. Prior to joining Metavante, Mr. D’Angelo held senior management positions at Diebold Incorporated and Burroughs Corporation. Mr. D’Angelo is a director of the Electronic Funds Transfer Association.

Donald W. Layden, Jr. Age 49	Donald W. Layden, Jr. will be New Metavante’s Senior Executive Vice President. Mr. Layden has served as Senior Executive Vice President–Corporate Development of Metavante and President, Metavante International Group since 2004. Mr. Layden is President and Director of Metavante Acquisition II LLC. Mr. Layden served as Chief Operating Officer of NuEdge Systems LLC from 2000 to 2002 and as President of NuEdge Systems LLC from 2002 until it was purchased by Metavante in 2004. Prior to that, Mr. Layden held senior management positions with Fiserv, Inc. and Marshall & Ilsley and various Marshall & Ilsley affiliates. Mr. Layden is a director of Firstsource Solutions, Ltd. an India-based public company traded on the National Stock Exchange of India; a trustee of Alverno College; a trustee of the Consuelo Foundation; and a director of United Way of Greater Milwaukee.

Navroz (Norrie) J. Daroga Age 49	Navroz (Norrie) J. Daroga will be New Metavante’s Executive Vice President, Chief Administrative Officer and Secretary. Mr. Daroga has served as Executive Vice President, Chief Risk Officer and Secretary of Metavante since 2003. Since joining Metavante in 1997, Mr. Daroga has held various positions, including Vice President and General Counsel, General Manager of Metavante’s Wealth Management Group, and Senior Vice President, Corporate Development. Mr. Daroga serves in various positions of Metavante subsidiaries: Executive Vice President and Secretary of AdminiSource Communications, Inc.; Senior Vice President, Secretary and Treasurer of Printing For Systems, Inc., Kirchman Corporation, Advanced Financial Solutions, Inc., VECTORsgi, Inc., Prime Associates, Inc. and MBI Benefits, Inc.; Senior Vice President and Secretary of GHR Systems, Inc., 6027580 Canada, Inc., GHR Systems Canada, Inc., Brasfield Technology, LLC, Link2Gov Corp., Vicor, Inc., Valutec Card Solutions, LLC; Senior Vice President and Assistant Corporate Secretary of NYCE Payments Network, LLC; Manager of Metavante Acquisition Company II LLC; and Secretary and Treasurer of Metavante Canada Corporation.

Debra A. Bronder Age 49	Debra A. Bronder will remain as Metavante’s Executive Vice President, Human Resources. Prior to assuming her current position in 2004, Ms. Bronder served as Metavante’s human resources operations manager. Prior to joining Metavante in 1997, Ms. Bronder worked in various human resources and consulting roles most recently at James & Scott Associates and Johnson Controls, Inc.

Name and Age (as of May 1, 2007)	Officers
Paul T. Danola Age 55	Paul T. Danola currently serves, and will remain, as Metavante’s Senior Executive Vice President and President of its Enterprise Solutions Group, a position he has held since September 2004. Mr. Danola serves in various positions of Metavante subsidiaries: Director and Chairman of Kirchman Corporation, Advanced Financial Solutions, Inc., VECTORsgi, Inc., Prime Associates, Inc. and Vicor, Inc.; Chairman and Manager of GHR Systems, Inc. and TREEV LLC; Chairman of 6027580 Canada Inc. and GHR Systems Canada, Inc.; and Chief Executive Officer, Chairman and Manager of Brasfield Technology, LLC. Mr. Danola joined Metavante in April 2003 as an Executive Vice President. From 2001 to 2003, Mr. Danola served as group president for Call Solutions, Inc. and, prior to that, served in various executive positions with Fiserv, Inc.

James R. Geschke Age 46	James R. Geschke will remain as Metavante’s Executive Vice President and President, Metavante Banking and Trust Solutions, a position he has held since September 2004. Mr. Geschke joined Metavante as an Executive Vice President in 1984. Mr. Geschke has led Metavante Banking and Trust Solutions since 2000. Throughout his career at Metavante, Mr. Geschke has held various positions in product development, network operations, technology support and customer relations.

Brian C. Hurdis Age 48	Brian C. Hurdis will remain as Metavante’s Senior Executive Vice President, Chief Information Officer and Chief Privacy Officer, positions he has held since September 2005, February 2004 and July 2005, respectively. Prior to his current position, Mr. Hurdis served as Vice President of Technology Operations and Architecture for Metavante’s e-finance solutions since joining Metavante in 1999. Mr. Hurdis currently serves as President of the following Metavante subsidiaries: Advanced Financial Solutions, Inc., TREEV LLC and VECTORsgi, Inc. Prior to joining Metavante, Mr. Hurdis served in numerous positions with Firstar Corporation, most recently as senior vice president and director of network and computer operations.

Rachel A. Landrum Age 42	Rachel A. Landrum will remain as Metavante’s Executive Vice President and President, Metavante Banking Solutions—Bankway, a position she has held since joining Metavante in 2004 in connection with Metavante’s acquisition of Kirchman Corporation. Ms. Landrum serves as President of Kirchman Corporation and Manager of Brasfield Technology, LLC. Ms. Landrum previously held key leadership roles in several divisions of Kirchman Corporation, where she managed client services and professional services in the United States and Eastern Europe. Ms. Landrum is a director of the Juvenile Diabetes Research Foundation in Central Florida.

Steven A. Rathgaber Age 53	Steven A. Rathgaber will remain Metavante’s Executive Vice President and President, Metavante Payment Network Solutions, a position he has held since August 2005. Mr. Rathgaber joined Metavante in September 2004 as Senior Vice President in connection with its acquisition of NYCE Payments Network, LLC.
Mr. Rathgaber had served as NYCE executive vice president and chief operating officer for nine years prior to the acquisition.

Gary A. Refinski Age 48	Gary A. Refinski will remain as Metavante’s Executive Vice President, Metavante Integration and Implementation Services, a position he has held since September 2004. In addition, Mr. Refinski leads Risk and Compliance Solutions, and GHR Systems, Inc. Mr. Refinski has been with Metavante since 1983 and has held a variety of management positions during his tenure at Metavante in both the development and the sales support areas serving as Senior Vice President since May 1998.

Directors of New Metavante

Name and Age (as of May 1, 2007)	Principal Occupation and Directorships
David Coulter (2) Age 59	David Coulter will be a Director of New Metavante. Mr. Coulter is a Managing Director, Financial Services in the New York office of Warburg Pincus LLC, a position he has held since joining Warburg Pincus LLC in 2005. From 2002 through 2005, Mr. Coulter held a series of positions with JPMorgan Chase and was a member of the Office of the Chairman. He previously held senior positions at The Beacon Group and served as Chairman and Chief Executive Officer of BankAmerica Corporation. Mr. Coulter also serves as a director of First Data Corporation, FundsXpress, Pacific Gas & Electric Corporation, Strayer Education and The Irvine Company. Mr Coulter has agreed to resign as a director of First Data Corporation prior to becoming a Director of New Metavante.

Michael D. Hayford Age 47

Michael D. Hayford will be New Metavante’s Senior Executive Vice President and Chief Operating Officer, as well as a Director of New Metavante. Mr. Hayford has served as a Director of Metavante since September 2004, as its Chief Financial Officer and Treasurer since May 2001, as its Chief Operating Officer since May 2006 and as its Senior Executive Vice President since September 2004. Mr. Hayford also has served as a Senior Vice President of Marshall & Ilsley. Mr. Hayford serves in various positions of Metavante subsidiaries: Director and Executive Vice President of Advanced Financial Solutions, Inc. and MBI Benefits, Inc.; Director, Executive Vice President and Treasurer of TREEV LLC; Manager of NYCE Payments Network, LLC; Manager of Metavante Acquisition Company II, LLC; Manager and Executive Vice President of Endpoint Exchange LLC; Executive Vice President and Treasurer of Metavante Operations Resources Corporation, Link2Gov Corp. and Vicor, Inc.; Executive Vice President of Kirchman Corporation, VECTORsgi, Inc., Prime Associates, Inc., GHR Systems Canada, Inc., and Valutec Card Solutions LLC; and Vice President of Printing For Systems, Inc. Mr. Hayford is a director of the University of Wisconsin—La Crosse Foundation and West Bend Mutual Insurance.

Ted D. Kellner (1) Age 60	Ted D. Kellner will be a Director of New Metavante. Mr. Kellner has served as Chairman and Chief Executive Officer of Fiduciary Management, Inc., an investment management firm, since 1980. He is also a director of American Family Mutual Insurance Company and Kelben Foundation, Inc. He has been a director of Marshall & Ilsley since 2000 and, following the closing of the transactions, will be a director of New Marshall & Ilsley.

Dennis J. Kuester (1) Age 65	Dennis J. Kuester will be the Chairman of the Board and Director of New Metavante. Mr. Kuester has been Chairman of the Board of Marshall & Ilsley since January 2005 and, with Marshall & Ilsley, served as Chief Executive Officer from January 2002 through April 2007, as President from 1987 to 2005, and as a director since 1994. With M&I Marshall & Ilsley Bank, Mr. Kuester has served as Chairman of the Board and Chief Executive Officer since 2001, as President from 1989 to October 2001 and as Director since 1989. Following the closing of the transactions, Mr. Kuester will be the Chairman of the Board of Directors of New Marshall & Ilsley. Mr. Kuester is also director of the Federal Reserve Bank of Chicago, Modine Manufacturing Company, Wausau Paper Corp., Krueger International, Inc., Super Steel Products Corp., YMCA of Metropolitan Milwaukee, Froedtert Hospital, Medical College of Wisconsin and the Lynde and Harry Bradley Foundation and Chairman of the Board of Christian Stewardship Foundation.

Name and Age (as of May 1, 2007)	Principal Occupation and Directorships

Frank R. Martire Age 59

Frank R. Martire will be New Metavante’s President and Chief Executive Officer, as well as a Director of New Metavante. Mr. Martire has served as Director, President and Chief Executive Officer of Metavante since March 2003, and as Senior Vice President of Marshall & Ilsley since April 2003. Mr. Martire serves in various positions of Metavante subsidiaries: Manager of Metavante Acquisition Company II LLC and Director of NYCE Payments Network. Mr. Martire was President and Chief Operating Officer of Call Solutions Inc. from 2001 to 2003 and President and Chief Operating Officer, Financial Institution Systems and Services Group, of Fiserv, Inc. from 1991 to 2001. Mr. Martire is a director of Sacred Heart University, Aurora Healthcare and Children’s Hospital Foundation.

James Neary (2) Age 42	James Neary will be a Director of New Metavante. Mr. Neary is a Managing Director, Technology, Media and Telecommunications in the New York office of Warburg Pincus LLC, an affiliate of Investor, a position he has held since 2004. From 2000 through 2004, Mr. Neary led Warburg Pincus LLC’s Capital Markets group. Mr. Neary is currently a Director of Fortent Inc. and Telmar Network Technology. He previously was a Managing Director at Chase Securities and was in the Leveraged Finance Group at Credit Suisse First Boston.

(1)	Represents a Marshall & Ilsley designee.

(2)	Represents an Investor designee. The Investor will name one additional designee to the New Metavante board of directors.

Corporate Governance Matters

Board of Directors

Director Independence

New Metavante expects to adopt the standards set forth in Section 303A of the NYSE Corporate Governance Listing Standards (the “NYSE Listing Standards”) to determine a director’s independence. Unless the board of directors determines otherwise, a director of New Metavante who otherwise meets the NYSE Listing Standards will not fail to be deemed “independent” for purposes of the NYSE Listing Standards solely as a result of the following business relationships:

•	where a director was, more than three years ago, an employee of New Metavante, or where an immediate family member of a director was, more than three years ago, an executive officer of New Metavante;

•

where a director, or an immediate family member of such director, has received direct compensation from New Metavante in an amount equal to or less than $100,000, other than any director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), during any 12-month period within the last three years, or in any amount prior to the last three years;

•

(i) where a director, or an immediate family member of such director, was, but is not currently, a partner of New Metavante’s internal or external auditing firm; (ii) where a director was, but is not currently, an employee of such a firm; (iii) where a director has an immediate family member who was, but is not currently, an employee of such a firm and who participated in the firm’s audit, assurance or tax compliance practice; or (iv) where a director, or an immediate family member of such director, was a partner or employee of such a firm more than three years ago;

•

where a director was, more than three ago, employed as an executive officer of another company where any of New Metavante’s present executive officers at the same time served on that company’s compensation committee;

•

where a director is a current employee, or has an immediate family member who is a current executive officer, of a company that has made payments (including payments of interest and other loan fees) to, or received payments from, New Metavante for property or services in an amount which, in any of New Metavante’s last three fiscal years, was equal to or less than the greater of $1 million or 2% of such other company’s consolidated gross revenues, or in any amount prior to New Metavante’s last three fiscal years; and

•

where a director is or was an executive officer of any tax exempt organization to which New Metavante made contributions in an amount equal to or less than the greater of $1 million or 2% of such tax exempt organization’s consolidated gross revenues in any of New Metavante’s last three fiscal years, or in any amount prior to New Metavante’s last three fiscal years.

For purposes of the foregoing, the term “immediate family member” shall have the meaning set forth in the commentary to Section 303A.02(b).

Unless the board of directors of New Metavante determines otherwise, the relationships described immediately above will be deemed to be “immaterial” for purposes of Section 303A.02 of the NYSE Listing Standards. New Metavante may add one or more categorical standards.

For purposes of constituting the initial board of directors of New Metavante, the shareholders agreement will provide that no designee of Investor will be deemed not to be “independent” under the NYSE Listing Standards because of the ownership of New Metavante common shares by Investor or because of the rights of Investor under the shareholders agreement.

Communications with Directors

The non-management directors of New Metavante expect to have two regularly scheduled executive sessions per year and to hold additional executive sessions as requested. The board of directors, based upon a review and recommendation of the nominating committee , expects to appoint a director to preside at the executive sessions of the non-management directors. Parties who wish to communicate directly with the presiding director or with the non-management directors as a group may direct written communications to the corporate secretary at New Metavante’s corporate headquarters. The corporate secretary of New Metavante will forward all communications to the presiding director unless otherwise instructed by the non-management directors.

Directors are expected to attend each regular and special meeting of the board of directors and of each board committee on which the director serves. Directors are also expected to attend the annual meeting of shareholders. Although the New Metavante’s amended and restated by-laws will authorize members of the board of directors and board committees to participate in and act at a meeting through the use of telephonic or other communication equipment, the personal attendance of directors at such meetings is preferred.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

New Metavante expects that it will adopt a code of business conduct and ethics that will apply to all of New Metavante’s employees, officers and directors, including New Metavante’s chief executive officer, chief financial officer and controller. Upon adoption, the code of business conduct and ethics will be available on New Metavante’s website and will additionally be available, without charge, upon written request to the corporate secretary of New Metavante. Once the code is adopted, if any substantive amendment is made to the code, New Metavante will disclose the nature of such amendment on its website or in a current report on Form 8-K. In addition, if a waiver from the code is granted to an executive officer, director, principal accounting officer, or controller, New Metavante will disclose the nature of such waiver in the investor relations section of New Metavante’s website at www.metavante.com, in a press release, or on a current report on Form 8-K.

New Metavante also expects that it will adopt corporate governance guidelines in conformity with the rules of the New York Stock Exchange.

Corporate Governance Documents

Following the separation transactions, New Metavante intends to make available free of charge through its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to these reports as soon as reasonably practicable after these materials are filed with or furnished to the Securities and Exchange Commission. In addition, certain documents relating to corporate governance matters will be available on New Metavante’s website upon completion of the separation transactions. These documents include, among others, the following:

•	charter for the audit committee of the board of directors;

•	charter for the compensation committee of the board of directors;

•	charter for the nominating committee of the board of directors;

•	corporate governance guidelines; and

•	code of business conduct and ethics.

Shareholders will also be able to obtain a copy of any of these documents free of charge by calling the New Metavante Shareholder Information Line at 1-866-956-6868. Information contained on any of New Metavante’s or any of its subsidiaries’ web sites is not deemed to be a part of this proxy statement/prospectus—information statement.

Annual Meeting

New Metavante’s amended and restated by-laws will provide that an annual meeting of shareholders will be held each year on the [•], or at such time and/or date as shall be fixed by the corporate secretary or the board of directors.

Committees of the Board of Directors

Pursuant to New Metavante’s amended and restated by-laws, the New Metavante board of directors will be permitted to establish committees from time to time as it deems appropriate. The shareholders agreement provides that the board of directors of New Metavante will have the following committees:

•	compensation committee;

•	audit committee; and

•	nominating committee.

The membership and function of each committee are described below.

Compensation Committee

It is expected that the compensation committee will be appointed to discharge the board’s responsibilities relating to the compensation of New Metavante’s executive officers. The compensation committee will be responsible for, among others things, reviewing performance criteria used in establishing appropriate compensation, retention, incentive compensation, severance and benefit policies and programs applicable to the executive officers of New Metavante. The compensation committee charter will require that the compensation committee annually review and approve corporate goals and objectives for purposes of determining the Chief Executive Officer’s compensation, evaluate the Chief Executive Officer’s performance in light of such goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation.

The compensation committee will also be charged with periodically reviewing and approving or making recommendations to the board of directors with respect to the adoption of or material changes in employee benefit and compensation plans. In addition, the compensation committee will be required to periodically review and approve, for the Chief Executive Officer and the other executive officers: annual base salary levels; annual incentive opportunity levels; long-term incentive opportunity levels; employment, severance and change-in-control agreements; material perquisites or other in-kind benefits; and any other special or supplemental benefits, in each case, when and if appropriate.

Other duties of the compensation committee pursuant to its charter will include reviewing and recommending to the board of directors all persons to be elected as Chief Executive Officer, President, and Chief Financial Officer of New Metavante; periodically reviewing the succession plan for the Chief Executive Officer; and reviewing director fees and retainers on a periodic basis and recommending any changes to the board of directors.

The compensation committee will have the power to delegate to its chair such power and authority as it deems appropriate, except as prohibited by law. The compensation committee will have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of executive compensation and will be able to approve the consultant’s fees and other retention terms. The compensation committee also will have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. Pursuant to the shareholders agreement, Investor has the right to designate the chair of the compensation committee.

The compensation committee will consist of three members, all of whom are expected to be determined independent under the NYSE Listing Standards. Additional information relating to the compensation committee may be found under the heading Compensation Discussion and Analysis of New Metavante” in this proxy statement/prospectus—information statement, beginning on page [•].

Audit Committee

The audit committee is expected to be a separately-designated standing committee of the board of directors as defined by Section 3(a)(58)(A) of the Exchange Act. The audit committee will have responsibility for, among other things, (a) appointing or replacing New Metavante’s independent auditors, (b) overseeing the work of the independent auditors (including resolution of any disagreements between management and the auditors regarding financial reporting), (c) reviewing the independent auditors’ performance, qualifications and independence, (d) approving all auditing and permitted non-auditing services to be performed by the independent auditors with limited exceptions, (e) reviewing New Metavante’s financial statements, internal audit function and system of internal controls, (f) overseeing compliance by New Metavante with legal and regulatory requirements and with New Metavante’s code of business conduct and ethics, and (g) producing the report required by federal securities regulations for inclusion in New Metavante’s proxy statement. The audit committee will consist of three members, all of whom are expected to be determined independent under the NYSE Listing Standards. New Metavante expects that the board of directors will determine that [•] is an “audit committee financial expert” and “independent” as defined under applicable Securities and Exchange Commission rules.

Nominating Committee

The nominating committee will be responsible for (a) identifying new candidates who are qualified to serve as directors of New Metavante, (b) recommending to the board of directors the candidates for election to the board of directors and for appointment to the board of director’s committees, (c) considering any nominations for director submitted by shareholders, (d) developing and recommending to the board or directors, and thereafter periodically reviewing, the corporate governance guidelines and principles applicable to New Metavante, (e) coordinating an annual assessment of the performance of the board of directors and of each of the audit, compensation and nominating committees, and (f) monitoring and advising the board of directors on corporate governance matters and practices. The nominating committee will consist of three members, all of whom are expected to be determined independent under the NYSE Listing Standards.

The nominating committee will consider candidates nominated by shareholders in accordance with the procedures set forth in New Metavante’s amended and restated by-laws. Under New Metavante’s amended and restated by-laws, nominations other than those made by the board of directors or the nominating committee , must be made pursuant to timely notice in proper written form to the secretary of New Metavante. To be timely, a shareholder’s request to nominate a person for election to the board of directors, together with the written consent of such person to serve as a director, must be received by the secretary of New Metavante not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. To be in proper written form, the notice must contain certain information concerning the nominee and the shareholder submitting the nomination.

Under New Metavante’s amended and restated by-laws, no person is eligible to be elected a director at a meeting of shareholders held on or after the date he or she attains the age of 72, although the board of directors, at its discretion, may waive the age limitation or establish a greater age from time to time.

In addition, the nominating committee is expected to adopt guidelines for evaluating and selecting candidates for election to the board of directors. Under these proposed guidelines, each director should:

•	be an individual of the highest character and integrity and have an inquiring mind, vision and the ability to work well with others;

•	be free of any conflict of interest which would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;

•	possess substantial and significant experience which would be of value of New Metavante in the performance of the duties of a director; and

•	have sufficient time available to devote to the affairs of New Metavante in order to carry out the responsibilities of a director.

The nominating committee will evaluate eligible shareholder-nominated candidates for election to the board of directors in accordance with the selection guidelines. The full text of the guidelines can be found in the nominating committee’s charter, which will be available on New Metavante’s web site described above following completion of the transactions.

RELATED PARTY TRANSACTIONS OF NEW METAVANTE

New Metavante and Metavante are currently wholly-owned subsidiaries of Marshall & Ilsley and will continue to be wholly-owned subsidiaries of Marshall & Ilsley until completion of the transactions. Metavante and Marshall & Ilsley have a history of arrangements arising out of their status as parent and wholly-owned subsidiary, including those entered into in connection with the transactions which are described in this proxy statement/prospectus—information statement. See “The Transactions,” “The Investment Agreement,” “The Separation Agreement,” and “Additional Agreements Related to the New Marshall & Ilsley Share Distribution” and Note 4 to the Metavante historical consolidated financial statements included in this proxy statement/prospectus—information statement.

For a description of certain benefits to be received by the anticipated directors and named executive officers of New Metavante, and a description of agreements, including employment agreements and change of control agreements, entered into with certain executive officers as a result of the transactions, see “The Transactions–Interests of Certain Persons in the Transactions.”

For a description of relationships of New Metavante and Metavante with Investor, see “The Transactions” and “Additional Agreements Relating to the Transactions.”

For a description of relationships between the New Metavante directors appointed by Marshall & Ilsley and Marshall & Ilsley, including among others a transition and consulting agreement involving Mr. Kuester, see “Related Party Transactions of New Marshall & Ilsley.”

It is expected that under its written charter, the audit committee of New Metavante will be responsible for reviewing and approving all related party transactions pursuant to policies to be adopted by the audit committee in connection with the completion of the transactions.

COMPENSATION OF EXECUTIVE OFFICERS OF NEW METAVANTE

Compensation Discussion And Analysis Of New Metavante

This Compensation Discussion and Analysis explains the compensation philosophy, policies and practices of Metavante with respect to its executive officers. This section focuses on the compensation provided to Metavante’s principal executive officer, principal financial officer, and its other three most highly-compensated executive officers, which are collectively referred to in this section as the “named executive officers.” This section also focuses on the executive compensation philosophy, policies and practices that New Metavante expects to establish following the completion of the transactions.

For purposes of this section unless indicated otherwise, “named executive officers” refers to Frank R. Martire, President and Chief Executive Officer; Michael D. Hayford, Senior Executive Vice President, Chief Operating Officer and Chief Financial Officer; Frank G. D’Angelo, Senior Executive Vice President, President, Payment Solutions Group; Paul T. Danola, Senior Executive Vice President, President, Enterprise Solutions Group; and Steven A. Rathgaber, Executive Vice President, President, Metavante Payment Network Solutions division.

The compensation committee of the Marshall & Ilsley Board established and administered Metavante’s executive compensation program during 2006. The Marshall & Ilsley compensation committee also established and is administering Metavante’s executive compensation program for its current fiscal year. Because of the role that Marshall & Ilsley and the Marshall & Ilsley compensation committee played in determining the 2006 compensation for Metavante’s named executive officers (particularly, Messrs. Martire and Hayford, who were also “named executive officers” of Marshall & Ilsley in its 2007 annual meeting proxy statement), this discussion includes information concerning Marshall & Ilsley’s compensation policies as they relate to Metavante in addition to information concerning the development of New Metavante’s future executive compensation philosophy, policies and practices. After completion of the transactions, the New Metavante executive compensation program will be subject to the review and subsequent approval of the compensation committee of the board of directors of New Metavante.

Compensation Philosophy, Policies and Objectives

Metavante believes that a strong management team comprised of the most talented individuals in key positions is critical to the company’s success as an independent public company. The Metavante executive compensation program is an important tool for attracting, motivating and retaining such individuals. Because the success of Metavante as a wholly-owned subsidiary is critical to the success of Marshall & Ilsley, the compensation of Metavante’s named executive officers is linked not only to the performance of Metavante, but also to the overall goals of Marshall & Ilsley. After the completion of the transactions, the New Metavante executive compensation program will be designed to establish a strong link between the creation of New Metavante shareholder value and the compensation earned by the company’s executive officers. The fundamental objectives of the New Metavante executive compensation program will be to:

•	support the long-term growth and success of New Metavante as an independent public company;

•	provide an opportunity for meaningful equity ownership by executive officers;

•	support a performance-oriented environment that rewards achievement of company goals that are aligned with the interests of shareholders; and

•	maximize long-term shareholder value.

Administration and Process

As discussed above, the Metavante executive compensation program was administered by the Marshall & Ilsley compensation committee during 2006. The Marshall & Ilsley compensation committee does not use formulaic or mechanical procedures in determining compensation amounts or allocation of specific elements of compensation, or in determining types of awards to be granted. Rather, the Marshall & Ilsley compensation committee, with input from its compensation consultant, Hewitt Associates, establishes base salary and target performance levels based on a number of factors that are designed to further the executive compensation objectives of the entity as a whole, be competitive with the compensation received by similarly-situated executive officers at peer group companies and reflect the conditions of the markets in which the company operates and the relative earnings performance of peer group companies. For certain executive officers, the financial performance of the business unit or division for which the executive has responsibility may receive a proportionately larger consideration by the Marshall & Ilsley compensation committee.

The Marshall & Ilsley compensation committee regularly reviews the overall compensation of Marshall & Ilsley’s named executive officers who are also named executive officers of Metavante (Messrs. Martire and Hayford). In 2006, Hewitt Associates presented a report to the Marshall & Ilsley compensation committee comparing Marshall & Ilsley’s performance, size and executive compensation levels to those of peer group companies. Hewitt Associates also reviewed with the Marshall & Ilsley compensation committee the base salaries, annual bonuses, total cash compensation, long-term compensation and total compensation of Marshall & Ilsley’s executive officers (including Messrs. Martire and Hayford) relative to those companies. The performance comparison presented to the Marshall & Ilsley compensation committee each year includes a comparison of Marshall & Ilsley’s total shareholder return, earnings per share growth, return on tangible equity and return on assets to the peer group companies on one-, three- and five-year bases. The Marshall & Ilsley compensation committee reviews this information along with tally sheets setting forth the components of each Marshall & Ilsley named executive officer’s compensation (including Messrs. Martire and Hayford). With respect to 2006, for the other named executive officers of Metavante, the chief executive officer of Metavante provides compensation recommendations to the chief executive officer of Marshall & Ilsley which were submitted for Marshall & Ilsley compensation committee approval.

After completion of the transactions, it is expected that in determining Mr. Martire’s total compensation, the New Metavante compensation committee, without the participation of Mr. Martire, will review Mr. Martire’s performance, qualifications and a number of other factors to determine his total compensation. For the other executive officers, the New Metavante compensation committee will consider the factors discussed above, along with recommendations made by Mr. Martire in determining such executives’ total compensation. New Metavante does not expect to make compensation determinations based on formulas, but rather to make them based on a balance of market-related compensation data and reward achievements critical to shareholder return. It is likely that an executive’s compensation will vary based on the scope of responsibilities, type of business and performance factors affecting that executive.

After the completion of the transactions, New Metavante expects to utilize one or more executive compensation consultants to help establish executive compensation benchmarks from companies with which Metavante competes for executive talent and business. Due to the broad range of products and services provided by Metavante, this data may differ for individual executives in order to ensure that New Metavante is able to attract, retain, and motivate executives in a manner consistent with the company’s compensation objectives.

Elements of Executive Compensation

The compensation package for Metavante’s named executive officers who are also named executive officers of Marshall & Ilsley has both objective (performance-based) and subjective elements. Based on its review of each named executive officer’s total compensation opportunities and performance, and the performance of Marshall & Ilsley and Metavante, the Marshall & Ilsley compensation committee allocated compensation among the elements in the manner that it considered to be most likely to achieve the objectives of the executive compensation program. The specific elements, which include base salary, annual incentive compensation and long-term compensation, are described below.

The Marshall & Ilsley compensation committee has negative and, in select instances, positive discretion to adjust performance results used to determine annual incentive and long-term incentive payouts to the named executive officers. Negative discretion may be used to adjust such performance results, as determined by the Marshall & Ilsley compensation committee. The Marshall & Ilsley compensation committee has positive discretion to adjust Marshall & Ilsley reported earnings per share amounts in order to reverse the impact of certain items to the extent they arise during an incentive performance cycle and were not contemplated in establishing the Marshall & Ilsley and Metavante performance budgets and related incentive performance targets. Items that may be adjusted pursuant to this positive discretion include, but are not limited to: the dilutive impact of acquisitions, in order to prevent creating a disincentive for executives to enter into transactions that they believe to be in the best long-term interests of Marshall & Ilsley and its shareholders; the effect of changes in accounting methods or tax rates or laws; gain or loss recognized from the sale of a division or subsidiary; and income or loss associated with a significant business or balance sheet restructuring. In 2006, the Marshall & Ilsley compensation committee used discretion, pursuant to pre-established criteria, with respect to the performance results under the annual incentive and long-term incentive plans to increase reported Marshall & Ilsley earnings per share to reverse the dilutive impact of two acquisitions, to increase reported Marshall & Ilsley earnings per share to reflect changes associated with stock option expense and derivative accounting, and to decrease reported Marshall & Ilsley earnings to adjust for the carryover effect of an adjustment made by Marshall & Ilsley in a previous year in connection with a debt refinancing.

Following the completion of the transactions, the New Metavante compensation committee will establish performance goals and targets, including those specific to each named executive officer. For example, the compensation committee may set specific group or division targets for certain executives in order to motivate them towards business success. It is expected that the New Metavante compensation committee will have discretion to adjust the performance results, positively or negatively, and may include or exclude the impact of any item, including gains or losses from discontinued operations, extraordinary gains or losses from accounting changes, or other such items. In no circumstance can these changes increase the maximum award level which may be achieved.

Base Salary

Each of Metavante’s named executive officers receives a base salary. For fiscal 2006, the base salaries of Messrs. Martire and Hayford were determined by the Marshall & Ilsley compensation committee based on a combination of two factors. The first factor was the compensation committee’s evaluation of the salaries paid in the marketplace to executives with similar responsibilities. The second factor was the compensation committee’s evaluation of the executive’s unique role, job performance and other circumstances. Going forward, it is expected that the New Metavante compensation committee will continue to use these factors for all of New Metavante’s named executive officers. Evaluating both of these factors will allow New Metavante to offer a competitive total compensation value to each named executive officer, taking into account the unique attributes of, and circumstances relating to, each individual, as well as marketplace factors.

In 2006, the Marshall & Ilsley compensation committee determined to increase the base salary of each of Marshall & Ilsley’s named executive officers (including Messrs. Martire and Hayford) in order to maintain its competitive total compensation position in the marketplace. The chief executive officer of Metavante recommended an increase in base salary for each of the other Metavante named executive officers to the chief executive officer of Marshall & Ilsley, which recommendations were submitted to the compensation committee for approval. The range of base salary increases for all of Metavante’s named executive officers were between 4% and 10%, consistent with market data reviewed by the chief executive officer of Metavante, for increases to executives in the industry, as well as being reflective of the individual executive’s performance for 2006.

As discussed below under “Employment Agreements,” New Metavante expects to enter into employment agreements with certain of its executive officers that will set forth, among other things, a base salary for each executive that will be subject to annual review by the compensation committee of New Metavante.

Annual Incentive Compensation

Each of the Metavante named executive officers participates in the Metavante Corporation Management Incentive Plan, which is a plan tied directly to the performance objectives of Metavante. This plan provides for annual cash incentives to the participants.

For the named executive officers of Metavante who are also named executive officers of Marshall & Ilsley, the Marshall & Ilsley compensation committee has in the past selected from the following criteria: earnings, return on average equity, return on average assets or revenue. Performance criteria may be used singularly or in combination, as determined by the compensation committee, to measure the performance of Metavante for the purpose of determining whether, and to what extent, an award will be payable under the Metavante Corporation Management Incentive Plan for the performance year. The compensation committee bases its selection of performance goals on Metavante’s overall goals and performance budget for the year in order to align the goals of the named executive officers with the goals of Metavante. As such, the Marshall & Ilsley compensation committee may select performance criteria that differ from year to year. For 2006, the criteria for Messrs. Martire and Hayford were Metavante net income and revenue, weighted 75% and 25%.

For the other named executive officers of Metavante who are not named executive officers of Marshall & Ilsley, the chief executive officer of Metavante recommends performance and payout targets for the approval by the chief executive officer of Marshall & Ilsley. The targets are intended to be realistic enough to be reasonably attainable given a maximum effort on the part of the named executive officers in consideration of conditions and trends. Individual awards are then determined by assessing the executive’s achievement of defined company-wide, division, and individual level strategic goals. The goals are established individually based on each executive’s responsibility to drive performance achievement in the best interest of Metavante. For 2006, the target incentive award for the Metavante named executive officers ranged from 67% of base salary to 90% of base salary. Performance by Metavante exceeded targeted performance levels in 2006, resulting in payments for the named executive officers ranging from 98.4% to 143.4% of the target incentive. Metavante believes it is likely that the target performance levels will be attained in 2007. No payouts are made for performance below threshold levels.

Going forward, New Metavante expects to continue its practice of offering an annual incentive program that is tied to the factors key to operational performance and ultimately shareholder return. Plan design, performance goals, and incentive opportunities at threshold, target and maximum achievement levels will be approved by the New Metavante compensation committee. The employment agreements that New Metavante expects to enter into with certain of its executive officers will also provide a target annual bonus opportunity that is based on a percentage of the executive’s salary. See “Employment Agreements” below, for the target annual bonus opportunity established pursuant to the employment agreements.

Additional information regarding Metavante’s annual incentive compensation, including 2006 performance criterion and results, may be found in the “Grants of Plan-Based Awards” table and the narrative that follows in the “Compensation of Executive Officers of Metavante” section of this proxy statement/prospectus—information statement.

Long-Term Compensation

Long-term compensation is an area of particular emphasis in Marshall & Ilsley’s executive compensation program because Marshall & Ilsley believes that these incentives foster the long-term perspective necessary for the continued success of the company as a whole, including Metavante. This emphasis is consistent with Marshall & Ilsley’s compensation program objective of aligning a significant portion of each executive’s total compensation with the long-term performance of Marshall & Ilsley and the interests of its shareholders.

In arriving at long-term award levels, the Marshall & Ilsley compensation committee uses information provided by Hewitt Associates to compare the total value of each of the Marshall & Ilsley named executive officers, including Messrs. Martire’s and Hayford’s, long-term award package to those provided by peer group companies for similar positions. The Marshall & Ilsley compensation committee also determines the allocation of long-term awards to each long-term compensation component, including awards under Marshall & Ilsley’s Equity Incentive Plan and Long-Term Incentive Plans and under the Metavante Corporation Long-Term Incentive Plan. The types of awards available under these plans are described below.

The Marshall & Ilsley compensation committee has chosen to use three forms of long-term awards: stock options, restricted stock and, in the case of Metavante, cash-based long-term incentive awards. In determining the allocation of the long-term awards to the named executive officers of Metavante who are also named executive officers of Marshall & Ilsley, the Marshall & Ilsley compensation committee has determined to place the greatest emphasis on stock options. There are several reasons for this determination. First, stock options directly align the value of the benefit to the named executive officers with the interests of shareholders, since executives recognize a value only if and to the extent that the value of common stock increases. In addition, stock options are the most prevalent form of award among peer companies. Finally, the term of stock options is the longest among the various long-term awards, providing an incentive for the named executive officers to create long-term shareholder value.

With regard to allocation of other forms of awards, the Marshall & Ilsley compensation committee has generally determined to place comparable emphasis on each of restricted stock and long-term incentive units. Each of these forms of award has characteristics that further the objectives of Marshall & Ilsley’s executive compensation program. Restricted stock represents an award of full-value shares and vests over a period of five years. While the value of shares of restricted stock varies based upon the performance of Marshall & Ilsley’s common stock, the primary objectives of this form of award are to attract and retain the highly-talented individuals to whom the award is given. Long-term incentive units represent share equivalents of Marshall & Ilsley’s common stock. In the case of the Metavante named executive officers, awards were granted in restricted stock and cash-based long-term incentives. Awards are determined based on the executive’s ability to impact company-wide performance and create long-term shareholder value.

The New Metavante compensation committee may use stock options, restricted stock, long-term incentive units, and cash awards to achieve its compensation objectives. The use of each type of award will be determined by the New Metavante compensation committee and will be designed to motivate the executive to assist in achieving company goals that are aligned with the interests of shareholders.

Stock Options. Stock options represent a right to purchase a specified number of shares of Marshall & Ilsley common stock at a purchase price of not less than 100% of the fair market value of the common stock on the date the option is granted. Except in the case of specified corporate events such as stock splits or reclassifications of shares, the purchase price for common stock subject to options may not be reduced without the consent of Marshall & Ilsley’s shareholders. For a discussion of the treatment of options held by the named executive officers in connection with the transactions, see “Interests of Certain Persons in the Transaction-Equity Compensation to Directors and Executive Officers” in this proxy statement/prospectus—information statement.

The Marshall & Ilsley compensation committee determines the number of options to grant based on its analysis of awards by peer group companies, in keeping with Marshall & Ilsley’s objective of offering a competitive total compensation package.

Prior to 2002, stock options were granted on the date of the Marshall & Ilsley compensation committee meeting at which they were approved. Since 2002, Marshall & Ilsley’s practice has been to grant stock options in October of each year, two weeks after Marshall & Ilsley releases its earnings information for the third quarter of such year. The Marshall & Ilsley compensation committee may also grant stock options and, as described below, restricted shares, throughout the year in connection with new hires or special executive retention situations, such as promotions. The Marshall & Ilsley compensation committee has not made any retroactive grants of stock options.

It is anticipated that the compensation committee of New Metavante will allocate the majority of awards in the form of stock options to help align the interests of participants and the shareholders of New Metavante. Company performance will be a determinant in the overall availability of awards on an annual basis and individual performance will be a factor in award grants. Restricted stock may be used for both time-based and performance-based awards. New Metavante expects to establish initial grants in connection with the completion of the transactions. In addition, it will establish an annual grant cycle and allow for awards to be granted throughout the year for special circumstances such as new hires, promotions, or key business initiatives. No retroactive stock options will be granted by New Metavante. See “Expected Grants of Stock Options” below, for further details regarding stock options expected to be granted in connection with the closing of the transaction.

Restricted Stock or Restricted Stock Unit Awards. A restricted stock or restricted stock unit award is an award of stock, or in the case of a restricted stock unit, a bookkeeping entry granting a participant the right to a share of common stock in the future, for some or no monetary consideration, as the Marshall & Ilsley compensation committee may specify.

Other Metavante Long-Term Incentive Awards

Metavante Corporation Long-Term Incentive Plan. Cash-based awards are made under the Metavante Corporation Long-Term Incentive Plan. The performance period is the three years commencing on January 1, 2007 and ending on December 31, 2009 for awards granted in December 2006. The award vests at the end of the three-year period except in the case of death or disability, termination of employment due to retirement or the occurrence of a “triggering event” (which relates to a change of control of Metavante or Marshall & Ilsley). Upon the occurrence of a “triggering event,” the award vests notwithstanding continued employment by Metavante. A payout multiple will be applied to an amount equal to the cash award made to a participant based on the performance of Metavante or Marshall & Ilsley, as the case may be, in relation to the following performance criteria: (a) Metavante’s cumulative net income for the three-year period; (b) the total return of Marshall & Ilsley’s common stock for the three-year period when compared with the total return for those stocks composing the KBW 50 Index; and (c) Marshall & Ilsley’s cumulative earnings per share for the three-year period, adjusted for certain items. The performance of Metavante or Marshall & Ilsley, as the case may be, in relation to the performance criteria is calculated independently, which may allow a participant to receive a payout under one or more, but less than all, of the criteria. For the Metavante performance criterion, the threshold payout multiple is 12.5% and the maximum payout multiple is 137.5%. For each of the two Marshall & Ilsley performance criteria, the threshold payout multiple is 6.25% and the maximum payout multiple is 68.75%. The resulting combined maximum payout multiple is 275%. The portion of the payout, if any, based on the Marshall & Ilsley performance criteria will be adjusted based on the fluctuation in price of Marshall & Ilsley’s common stock over the three-year period. No payout will be made under a performance criterion for performance below threshold. Before the award is paid, the Marshall & Ilsley compensation committee must certify the extent to which the performance criteria have been met.

Metavante Corporation Acquisition Incentive Plan. The Metavante Corporation Acquisition Incentive Plan was established by the Marshall & Ilsley compensation committee in 2004. The plan was designed to provide a cash incentive for certain of the named executive officers of Metavante, including Messrs. Martire, Hayford, D’Angelo, and Danola. The plan was designed to assist the company in achieving and exceeding financial targets related to the performance of companies acquired in 2004. The 30-month plan (June 30, 2004-December 31, 2006) included annual and cumulative performance targets tied to performance measures established in the Marshall & Ilsley board of directors approved business cases at the time of each acquisition. The plan included a company-level performance threshold set at 100% of target and division level performance thresholds set at 90% of target. Payouts under the plan ranged from 159% to 300% of target. The targets were intended to be realistic enough to be reasonably attainable given a maximum effort on the part of the named executive officers in consideration of conditions and trends.

NYCE Performance Incentive Plan. A cash-based incentive plan was established in 2005 to retain key executive officers from the acquisition of NYCE Corporation. The performance period is three years (January 1,

2005-December 31, 2007). Mr. Rathgaber and one other NYCE executive officer participate in this plan. Performance criteria are annual net income after financing and purchase price amortization for 2005, 2006 and 2007, and the cumulative three-year period. Each of these factors is weighted at 25% of the target opportunity. The plan guarantees a minimum payout of 50% of target, consistent with retention objectives and has a maximum payout opportunity of 250% of target, based on 120% goal attainment. Results of the 2005 and 2006 annual components exceeded plan, and it is expected that the 2007 results will be at or above target achievement, resulting in cumulative three-year performance above plan. The targets are intended to be realistic enough to be reasonably attainable given a maximum effort on the part of the NYCE executive officers in consideration of conditions and trends.

Additional information regarding long-term incentive compensation, including 2006 performance criterion and results, may be found in the “Grants of Plan-Based Awards” table and the narrative that follows under the “Compensation of Executive Officers of Metavante” section of this proxy statement/prospectus-information statement. The incentive compensation earned by participants under the Metavante Corporation Long-Term Incentive Plan with respect to performance periods that include the separation date that are based on the performance of Marshall & Ilsley will be determined jointly by Marshall & Ilsley, New Marshall & Ilsley, Metavante, New Metavante and Investor as of the separation date and will be paid by Metavante and New Metavante after the conclusion of the performance period. Payments made based on the performance of Metavante generally will be made by Metavante and New Metavante in accordance with the terms of the Metavante Corporation Long-Term Incentive Plan. It is anticipated that the net income factor currently set forth in the plans described above will be replaced with a factor more directly tied to shareholder value.

Other Benefits and Perquisites

Metavante’s named executive officers participate in the health, dental and life insurance, paid vacation and holiday and other programs that are generally available to all of Metavante’s employees.

The perquisites provided to each of the named executive officers are regularly reviewed by the Marshall & Ilsley compensation committee. These perquisites include payment of club dues, personal financial planning and tax preparation services, and personal use of company-owned automobiles. Perquisites are valued at their incremental cost to Metavante in accordance with SEC regulations, and the named executive officers are allowed to reimburse Metavante for such perquisites at their incremental cost to Metavante to the extent that limitations on personal use are exceeded. Metavante expects to enter into an agreement with Marshall & Ilsley, or a third party, for use of an aircraft on an ongoing basis. New Metavante expects that certain of its executive officers will be permitted to use such aircraft for personal use.

Metavante believes that the benefits and perquisites it provides to its named executive officers are within competitive practice and customary for executives in key positions at comparable companies. Such benefits and perquisites will allow Metavante to continue to attract, retain and motivate highly-talented people to these critical positions, ultimately providing a substantial benefit to shareholders. Certain perquisites are also provided, in part, to reduce the amount of time and energy the named executive officers are required to devote to non-company related matters, providing them additional time to focus on company-related endeavors.

Employment Agreements, Stock Options and Change of Control Agreements

Investor and the Marshall & Ilsley compensation committee established the terms of the employment agreements described below and Investor established the amount of the option awards, for the named executive officers of New Metavante, as set forth below. The chief executive officer of Marshall & Ilsley and the chief executive officer of New Metavante determined the option awards and eligibility of change of control agreements for the remaining members of Metavante’s executive committee.

Employment Agreements

In connection with the completion of the transactions, New Metavante expects to enter into employment agreements with: Messrs. Martire, Hayford, D’Angelo and Layden, another executive officer. As a result of these agreements, Messrs. Martire, Hayford, D’Angelo and Layden are expected to be four of Metavante’s most highly compensated executives during their employment under the agreements.

The employment agreements will establish a base salary, a target annual bonus (based on a percentage of base salary), as well as benefits and perquisites, in accordance with New Metavante’s policies. The agreements will have an initial term of three years (two years in the case of Messrs. D’Angelo and Layden) and will automatically renew for consecutive one-year terms unless either party gives at least 60 days written notice of its intention not to renew prior to any expiration date.

The following table sets forth the expected base salary and target annual bonuses for each of Messrs. Martire, Hayford, D’Angelo and Layden pursuant to the terms of the employment agreements.

Name and Principal Position	Expected Base Salary	Expected Target Annual Bonus
Frank R. Martire President and Chief Executive Officer	$675,000	$675,000

Michael D. Hayford Senior Executive Vice President and Chief Operating Officer	$525,000	$472,500

Frank G. D’Angelo Senior Executive Vice President	$425,000	$382,500

Donald W. Layden, Jr. Senior Executive Vice President	$400,000	$300,000

As discussed below under “Compensation of Executive Officers of New Metavante—Payments Upon Termination or Change of Control,” in 2005 Mr. Rathgaber entered into an employment agreement with Metavante in connection with Metavante’s acquisition of NYCE Corporation. The employment agreement with Metavante provides that Mr. Rathgaber’s current salary and short-term incentive targets will not be reduced for 2005, 2006 or 2007, and provides that Mr. Rathgaber is eligible to participate in various incentive and benefit plans on terms consistent with his peer senior managers. The agreement provides that either party may terminate the agreement at any time for any reason. Upon involuntary termination due to position elimination, reduction-in-force or for any other reason (except gross misconduct), Mr. Rathgaber is entitled to a severance benefit equal to 18 months of his current base salary at the time of termination and continuation of health and dental insurance on then-current terms, as well as a prorated portion of his incentive payment under the management incentive plan for service in the calendar year in which the termination occurred (which incentive payment has a minimum guarantee of $100,000 for each calendar year).

As discussed above, salary adjustments, if any, must be approved by the New Metavante compensation committee based on an analysis of market related factors and individual performance. Additional information regarding the employment agreements, base salaries and annual bonuses is provided under “The Transactions—Interests of Certain Persons in the Transactions” and “Compensation of Executive Officers of Metavante—Summary Compensation Table” in this proxy statement/prospectus—information statement. It is expected that the base salary and bonus components of Messrs. Danola and Rathgaber will remain unchanged by the transactions and will be reviewed by New Metavante’s compensation committee following the transactions in connection with its annual review procedures at the completion of fiscal year 2007, in a manner consistent with the New Metavante compensation committee’s review of the other executive officers. In addition, two other executive officers whose positions are directly impacted by the transaction resulting in increased responsibilities, are expected to receive base salary increases in connection with the completion of the transactions.

Expected Grants of Stock Options

The following table sets forth information concerning the number of stock options expected to be issued in connection with the completion of the transactions to each of the named executive officers, as well as to

Mr. Layden, who is expected to be among New Metavante’s most highly compensated executive officers after the completion of the transactions. The number of option awards for each named executive officer was set by Investor. In determining the expected grants, Investor targeted a percentage of the new option pool for such officers spread evenly over a five-year period, and front-loaded the options by allocating a higher percentage of the targeted percentage in the initial grants than would be expected as an annual grant going forward. For example, for Mr. Martire, the front-end load is approximately 3.3 times his expected annual grant. The other named executive officers, as well as a limited number of other optionees, will also receive a front-end load in the initial grant.

Name and Principal Position	Expected Stock Options to be Granted
Frank R. Martire President and Chief Executive Officer	750,000

Michael D. Hayford Senior Executive Vice President and Chief Operating Officer	575,000

Frank G. D’Angelo Senior Executive Vice President	275,000

Paul Danola Senior Executive Vice President	100,000

Steve Rathgaber Executive Vice President	50,000

Donald W. Layden, Jr. Senior Executive Vice President	275,000

The other executive officers of Metavante are also likely to receive awards of stock options in connection with the completion of the transactions at levels undetermined at this date. These options will be part of an initial grant made at the closing of the transactions, and will have an exercise price equal to the fair market value of New Metavante common stock on the grant date. The options received in this special grant will be 25% vested upon grant, and 25% annually thereafter. More specific information regarding the Metavante Equity Incentive Plan is provided under “Compensation of Executive Officers of New Metavante—New Metavante Equity Incentive Plan” in this proxy statement/prospectus—information statement.

Change of Control Agreements

Metavante recognizes that, as with any public company, it is possible that a change of control of the company may take place in the future. Metavante also recognizes that the threat or occurrence of a change of control can result in significant distractions of key management personnel because of the uncertainties inherent in such a situation. Metavante believes that it is essential and in the best interests of the company and its shareholders to retain the services of its key management personnel in the event of the threat or occurrence of a change of control and to ensure management’s continued dedication and efforts in such event without undue concern for their personal financial and employment security. In connection with the closing of the transactions, New Metavante expects to enter into new change of control agreements with each of the named executive officers. The New Metavante change of control agreements are expected to guarantee the Metavante named executive officers specific payments and benefits upon a change of control of Metavante if an employee voluntarily terminates employment for “good reason,” or is involuntarily terminated other than for “cause”, as defined in the agreements, within a four-year period following the change of control. Additional details regarding these change of control agreements are provided in the “The Transactions—Interests of Certain Persons in the Transaction” section of this proxy statement/prospectus—information statement.

Details of the terms of the change of control agreements that the named executive officers are currently a party to are described in the “Compensation of Executive Officers of Metavante—Potential Payments upon

Termination or Change of Control” section of this proxy statement/prospectus—information statement.

Retirement Plans and Other Benefits

Each of the named executive officers participate in the Marshall & Ilsley Retirement Plan. The plan is designed to provide for long-term accumulation of funds towards retirement. The plan consists of two components: a 401(k) plan and a profit sharing plan.

The named executive officers also participate in the 2005 Marshall & Ilsley Corporation Executive Deferred Compensation Plan. This plan provides the named executive officers with the ability to defer up to 80% of base salary and 100% of annual incentive payments. The plan also allows for deferral of gains upon vesting of shares of key restricted stock. New Metavante anticipates providing plans for long-term accumulation of funds in preparation for employee retirement, including a retirement plan and a deferred compensation plan.

Mr. Rathgaber also participates in the NYCE Corporation Supplemental Executive Retirement Plan. The plan was frozen upon Metavante’s acquisition of NYCE and the assets are currently being held by M&I Trust. The plan provides Mr. Rathgaber with a supplemental retirement benefit and Mr. Rathgaber was 100% vested prior to his employment with Metavante.

Each of the plans described above, which are described in more detail in the “Compensation of Executive Officers of Metavante” section of this proxy statement/prospectus—information statement, are intended to reward the executives for their contributions to the success of the company based on a variety of measures. By rewarding valuable contributions by the named executive officers, Metavante believes it is better able to achieve its objectives of attracting and retaining highly-talented individuals to fill key positions.

Impact of Tax Treatment

Section 162(m) of the Internal Revenue Code prohibits publicly-held companies from deducting certain compensation to any one named executive officer in excess of $1,000,000 during the tax year. Qualified performance-based compensation is not subject to the deduction limit if certain conditions are met.

New Metavante, through its compensation committee, intends to attempt to qualify executive compensation as tax deductible to the extent feasible and where it believes it is in the best interests of the company and its shareholders. It does not, however, wish for tax requirements to distort the effective development and execution of the New Metavante executive compensation program. Thus, New Metavante expects to continue to exercise discretion in those instances in which mechanistic approaches necessary to satisfy tax law considerations could compromise the interests of the company and its shareholders. In addition, because of the uncertainties associated with the application and interpretation of Section 162(m) and the regulations issued thereunder, there can be no assurance that compensation intended to satisfy the requirements for deductibility under Section 162(m) will in fact be deductible.

Section 409A of the Internal Revenue Code, which was signed into law in October 2004, amended the tax rules to impose restrictions on funding, distributions and elections to participate in nonqualified deferred compensation arrangements. Final regulations regarding the application of Section 409A were issued on April 10, 2007. While Marshall & Ilsley believes that it is operating in compliance with the statutory provisions relating to Section 409A that are currently effective, Marshall & Ilsley is still in the process of reviewing the final regulations, and it is possible that Marshall & Ilsley and Metavante will have to make adjustments to its nonqualified deferred compensation arrangements to comply with the new rules.

2007 Employee Stock Purchase Plan

It is anticipated that the New Metavante board of directors will adopt, and Marshall & Ilsley, as sole shareholder, will approve, the New Metavante 2007 Employee Stock Purchase Plan (the “ESPP”). The ESPP will become effective upon the effective date of the distribution. It is expected that employees enrolled in the ESPP will be eligible to purchase shares of New Metavante common stock at a discount to the fair market value of the New Metavante common stock.

New Metavante Equity Incentive Plan

Introduction. It is expected that the board of directors of New Metavante will adopt the New Metavante 2007 Equity Incentive Plan (the “Equity Incentive Plan”), and Marshall & Ilsley, as sole shareholder, will approve the Equity Incentive Plan prior to the Marshall & Ilsley share distribution, in order to attract and retain certain selected officers, key employees, non-employee directors and consultants whose skills and talents are important to New Metavante’s operations, and to reward them for making contributions to its success.

The Equity Incentive Plan includes the following provisions:

•	the exercise price for options and stock appreciation rights cannot be less than the fair market value of the New Metavante common stock on the date of grant;

•

the exercise prices for options or stock appreciation rights cannot be repriced without shareholder approval, except to reflect changes to the capital structure of New Metavante as set forth in the Equity Incentive Plan;

•	a maximum term of 10 years for options and stock appreciation rights;

•	a maximum of [•]% of the shares available for issuance under the Equity Incentive Plan can be in the form of restricted shares or restricted stock units; and

•

awards cannot be transferred to third parties, with the exception of certain estate planning transfers, which can be made if the committee that administers the Equity Incentive Plan approves such transfers.

The following is a summary of the material features of the Equity Incentive Plan:

Eligibility. Persons eligible for awards under the Equity Incentive Plan, if approved, will include current and prospective employees, non-employee directors, consultants or other persons who provide services to New Metavante or its subsidiaries and who hold, or will hold, positions of responsibility and whose performance, in the judgment of the compensation committee of New Metavante, can have a significant effect on the success of New Metavante. As of the closing of the transaction, it is expected that approximately [•] individuals would be eligible to participate in the Equity Incentive Plan.

Administration. The Equity Incentive Plan will be administered by the New Metavante compensation committee.

Awards. Awards under the Equity Incentive Plan may include incentive stock options (which we refer to as “ISOs”) and non-statutory stock options (which we refer to as “NSOs”), shares of restricted stock or restricted stock units, stock appreciation rights (which we refer to as “SARs”), performance stock and performance units, each as described below. The New Metavante compensation committee will be responsible for determining the type or types of awards to be made to each participant. The terms, conditions and limitations applicable to each award, including any vesting requirements, will be set forth in the related award agreement. In all events, upon the occurrence of a termination of a participant’s employment without cause during the two-year period following a change in control (as defined in the Equity Incentive Plan), all of the participant’s awards will become fully vested and any stock options will remain exercisable at least until the earlier of the second anniversary of the change of control or the option’s expiration date.

The aggregate number of shares of common stock subject to the Equity Incentive Plan is 21,650,000 shares, which may be treasury shares or authorized but unissued shares of common stock, or a combination of the two, and all of which may be granted in the form of ISOs. New Metavante may not issue more than [•] of the shares of restricted stock or restricted stock units during the term of the Equity Incentive Plan. The Equity Incentive Plan will terminate 10 years from its effective date, subject to earlier termination by New Metavante’s Board as described in the Equity Incentive Plan, and no awards may be made under the Equity Incentive Plan after such date.

Stock Options. Stock options are rights to purchase a specified number of shares of common stock for a purchase price of not less than 100% of the fair market value of the common stock on the date of grant. The New Metavante compensation committee may not reduce the purchase price for New Metavante common stock pursuant to a stock option after the date of grant without the consent of New Metavante’s shareholders, except in accordance with certain exceptions set forth in the Equity Incentive Plan. A stock option may be designated by the New Metavante compensation committee in the award agreement as an NSO for all participants or an ISO for employee participants. An ISO, in addition to being subject to applicable terms, conditions and limitations established by the compensation committee, must comply with Section 422 of the Code which, among other limitations, provides that the aggregate fair market value (determined at the time the option is granted) of common stock for which ISOs are exercisable for the first time by a participant during any calendar year may not exceed $100,000; that ISOs must be priced at not less than 100% of the fair market value on the date of the grant (110% in the case of a participant who is a 10% shareholder of New Metavante within the meaning of Section 422 of the Code); and that ISOs must be exercisable for a period of not more than ten years (five years in the case of a Participant who is a 10% shareholder of New Metavante). The other restrictions and conditions relating to an option grant will be established by the New Metavante compensation committee and set forth in the award agreement.

Restricted Stock or Restricted Stock Unit Award. A restricted stock or restricted stock unit award is an award of stock, or in the case of a restricted stock unit, a bookkeeping entry granting a participant the right to a share of common stock in the future, for some or no monetary consideration, as the New Metavante compensation committee may specify, and which may contain transferability or forfeiture provisions including a requirement of future services and such other restrictions and conditions as may be established by the New Metavante compensation committee and set forth in the award agreement.

SARs. SARs or stock appreciation rights refers to a grant of the right to receive, upon exercise, the difference between the fair market value of a share of common stock on the date of exercise, and the grant value of each SAR. The grant value will not be less than 100% of the fair market value of the common stock on the date of grant, as set forth in the award agreement. The difference between the fair market value on the date of exercise and the grant value, multiplied by the number of SARs exercised (which we refer to as the “spread”), will be paid in shares of common stock with a fair market value equal to the spread. However, New Metavante may, in the sole discretion of the New Metavante compensation committee, elect to settle its obligation arising out of the exercise of an SAR by the payment of cash equal to the spread, or by the issuance of a combination of shares of common stock and cash, in the proportions determined by the New Metavante compensation committee, with a fair market value equal to the spread. The other restrictions and conditions of the SARs will be established by the New Metavante compensation committee and set forth in the award agreement.

Performance Units and Performance Stock. Performance stock is an award of common stock which is subject to restrictions based on the satisfaction of pre-established performance goals. A performance unit is the right to receive cash or common stock having a certain value based on the satisfaction of performance goals. The performance goals include the following (determined with respect to New Metavante, a subsidiary or a business unit): cost of sales; revenue; gross income; net income; operating income; income from continuing operations; earnings (including before taxes, and/or interest and/or depreciation and amortization); earnings per share (including diluted earnings per share); price per share; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; net operating profit; ratio of debt to debt plus equity; return on shareholder equity; return on capital; return on assets; operating working capital; average accounts receivable; economic value added; customer satisfaction; operating margin; profit margin; sales performance; sales quota attainment; new sales; cross/integrated sales; client engagement; client acquisition; net promoter score; internal revenue growth; and client retention. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). The performance goals applicable to a particular award of performance units or performance stock will be established by the New Metavante compensation committee and set forth in the award agreement.

Amendment or Discontinuance of the Plan. The board of directors of New Metavante may, at any time, amend or terminate the Equity Incentive Plan. However, no amendment or termination may adversely affect the rights of any participant or beneficiary under any award granted under the Equity Incentive Plan without the written consent of the affected participant prior to the date such amendment is adopted by the board of directors of New Metavante, except (1) to the extent necessary for participants to avoid becoming subject to penalties and/or interest under Section 409A of the Code or (2) for adjustments permitted under the Equity Incentive Plan. In addition, the board of directors of New Metavante may not, without further shareholder approval, adopt any amendment to the Equity Incentive Plan for which shareholder approval is required under tax, securities or any other applicable law or the listing standards of the New York Stock Exchange.

Adjustments. In the event of certain changes in the capital structure of New Metavante, the New Metavante compensation committee may make proportionate equitable adjustments to outstanding awards such that the net value of the award is not changed. Any adjustment action taken by the compensation committee will be conclusive and binding on all participants, New Metavante and their successors, assigns and beneficiaries.

Termination of Employment or Service. In the event of termination of employment or service other than as a result of death, disability or termination, a participant will generally have 90 days after termination to exercise options which were vested on the date of termination. A participant who is a non-employee director of New Metavante will generally have until the earlier of the tenth anniversary of the date of grant or the third anniversary of the termination of the participant’s service as a director to exercise options which were vested on the date of termination. Unvested awards will vest upon the participant’s termination of employment without cause following a change of control and options will remain exercisable at least until the earlier of (i) the second anniversary of the change of control or (ii) the option’s expiration date. The compensation committee has discretion to provide the period for which, and the extent to which, options remain exercisable in the event of termination of employment resulting from death, disability or retirement. Restricted stock, restricted stock units, performance units and performance shares are generally forfeited upon termination of employment.

Historical Compensation of Executive Officers

The following table contains compensation information with respect to the individuals who served as Metavante’s chief executive officer and chief financial officer in 2006 and the three other most highly compensated individuals who were serving as executive officers of Metavante at the end of 2006. Metavante believes that these individuals will be executive officers of New Metavante upon completion of the transactions; however, these individuals will not necessarily be the most highly compensated individuals of New Metavante and, therefore, may not be the named executive officers of New Metavante in future filings made by New Metavante. New Metavante expects to hire a new chief financial officer in 2007, who is expected to be a named executive officer in future filings. The determination of the three most highly compensated persons for purposes of the following table was based on their employment with Marshall & Ilsley Corporation for the year ended December 31, 2006. New Metavante will refer to these executive officers as the “2006 named executive officers.” All of the information included in the following tables reflects compensation earned by the Metavante 2006 named executive officers for services rendered to Marshall & Ilsley and its subsidiaries. Unless the context suggests otherwise, references to common stock, restricted shares, restricted stock, restricted stock units and stock options refer to securities of Marshall & Ilsley. Amounts shown are for individuals in their positions with Marshall & Ilsley and its subsidiaries during fiscal year 2006 and do not necessarily reflect the compensation which these individuals will earn in their new capacities as executive officers of New Metavante.

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (2)	Bonus ($)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	Change in Pension Value and Nonqualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($) (6)	Total ($)
Frank R. Martire (1) President and Chief Executive Officer	2006	500,000	—	290,789	543,690	1,387,783	—	113,986	2,836,248

Michael D. Hayford (1) Senior Executive Vice President, Chief Operating Officer and Chief Financial Officer	2006	395,000	—	147,131	274,791	1,008,992	—	92,313	1,918,227

Frank G. D’Angelo Senior Executive Vice President, President, Payment Solutions Group	2006	350,000	—	147,956	271,054	1,160,390	—	93,895	2,023,295

Paul T. Danola Senior Executive Vice President, President, Enterprise Solutions Group	2006	340,000	—	124,919	257,554	446,090	—	90,362	1,258,925

Steven A. Rathgaber Executive Vice President, President, Metavante Network Solutions Division	2006	300,000	—	123,013	69,304	576,250	—	73,054	1,141,621

(1)	Mr. Martire and Mr. Hayford were named executive officers of Marshall & Ilsley in its proxy statement for the 2007 annual meeting of Marshall & Ilsley shareholders.

(2)	Salary adjustments for the executive officers generally are effective on January 1 of each year.

(3)	Represents the expense for both restricted shares and long-term incentive units recognized by Marshall & Ilsley in accordance with Financial Accounting Standard No. 123(R) (“FAS 123(R)”), which requires that compensation cost relating to share-based payment transactions be recognized in financial statements. The values set forth in this column represent the dollar amounts recognized in accordance with FAS 123(R) with respect to fiscal 2006, disregarding the estimate of forfeitures for service-based vesting conditions. The expense recognized by Marshall & Ilsley in accordance with FAS 123(R) may differ from the value that will eventually be realized by the 2006 named executive officers, which will be based on the market value of the common stock at the time of vesting (and, for the long-term incentive units, will also be dependent upon the performance of Marshall & Ilsley relative to the targets established by the Marshall & Ilsley compensation committee). The assumptions used to determine the FAS 123(R) values are described in Note 18 to the Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement. The expense attributable to stock awards granted in October 2006 and the expense attributable to unvested stock awards granted in prior years, respectively, for each 2006 named executive officer are as follows: Mr. Martire—$14,120 and $276,669; Mr. Hayford—$8,796 and $138,335; Mr. D’Angelo—$7,057 and $140,899; Mr. Danola—$7,057 and $117,862; and Mr. Rathgaber—$2,352 and $120,661. For a description of the treatment of restricted shares in the transactions contemplated by the investment agreement and related agreements, see “The Transactions—Interests of Certain Persons in the Transactions” and “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution—Employee Matters Agreement.”

(4)	Represents the expense for stock options recognized by Marshall & Ilsley in accordance with FAS 123(R). The values set forth in this column represent the dollar amounts recognized in accordance with FAS 123(R) with respect to fiscal 2006, disregarding the estimate of forfeitures for service-based vesting conditions. The expense recognized by Marshall & Ilsley in accordance with FAS 123(R) may differ from the value that will eventually be realized by the 2006 named executive officers. The 2006 named executive officers will realize value in connection with the stock options only if and to the extent the price of the common stock exceeds the exercise price of the stock options at such time as the officers exercise the stock options. The assumptions used to determine the FAS 123(R) values are described in Note 18 to the Consolidated Financial Statements of Marshall & Ilsley (Accounting Predecessor to New Marshall & Ilsley) included in this proxy statement/prospectus—information statement. The expense attributable to option awards granted in October 2006 and the expense attributable to unvested option awards granted in prior years, respectively, for each 2006 named executive officer are as follows: Mr. Martire—$31,799 and $511,891; Mr. Hayford—$19,632 and $255,159; Mr. D’Angelo—$15,895 and $255,159; Mr. Danola—$15,895 and $241,659; and Mr. Rathgaber—$5,295 and $64,009. For a description of the treatment of stock options in the transactions contemplated by the investment agreement and related agreements, see “the Transactions—Interests of Certain Persons in the Transactions” and “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution—Employee Matters Agreement.”

(5)	Includes the following payments made under the Metavante Corporation Management Incentive Plan: Mr. Martire—$624,151; Mr. Hayford—$513,906; Mr. D’Angelo—$451,800; Mr. Danola—$300,000; and Mr. Rathgaber—$201,250. Includes the following payments made under the Metavante Corporation Long-Term Incentive Plan: Mr. Martire—$365,225; Mr. Hayford—$219,137; Mr. D’Angelo—$146,090; and Mr. Danola—$146,090. Includes the following payments made under the Metavante Corporation Acquisition Incentive Plan: Mr. Martire—$398,407; Mr. Hayford—$275,949; and Mr. D’Angelo—$562,500. Includes the following payments made under the Metavante Corporation NYCE Performance Incentive Plan: Mr. Rathgaber—$375,000.

(6)	Includes the following contributions by Marshall & Ilsley under the Marshall & Ilsley Retirement Program for 2006: Mr. Martire—$24,200; Mr. Hayford—$24,200; Mr. D’Angelo—$24,200; Mr. Danola—$24,200;

and Mr. Rathgaber—$17,600. Includes the following employer contributions into the Marshall & Ilsley Executive Deferred Compensation Plan based on compensation paid or deferred during 2006: Mr. Martire—$68,832; Mr. Hayford—$50,000; Mr. D’Angelo—$42,400; Mr. Danola—$41,600; and Mr. Rathgaber—$47,711. Perquisites were provided to each of the Metavante 2006 named executive officers. These perquisites included payment of club dues (other than Mr. Rathgaber), personal financial planning and tax preparation services and personal use of company cars. In 2006, the named executive officers were allowed to reimburse Marshall & Ilsley for such perquisites at the incremental cost of such perquisites to Marshall & Ilsley to the extent that limitations on personal use were exceeded. The aggregate unreimbursed value of the perquisites provided to the Metavante 2006 named executive officers were as follows: Mr. Martire—$20,954; Mr. Hayford—$18,113; Mr. D’Angelo—$27,295; Mr. Danola—$24,562; and Rathgaber—$7,743. Executive officers’ spouses and immediate family members may accompany them on Marshall & Ilsley aircraft using unoccupied space on flights that were already scheduled, and Marshall & Ilsley recognizes no incremental cost in connection with such use. All perquisites were valued for disclosure purposes at their incremental cost to Marshall & Ilsley in accordance with SEC regulations.

Grants of Plan-Based Awards in Fiscal 2006

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (4)	All Other Option Awards: Number of Securities Under- lying Options (#) (5)	Exercise or Base Price of Option Awards ($/Sh) (6)	Grant Date Fair Value of Stock and Option Awards ($) (7)
			Threshold ($)	Target ($)	Maximum ($)
Frank R. Martire		(1)	360,000	450,000	750,000
	10/30/06	(2)				6,750			324,473
	10/30/06	(2)					60,750	48.07	553,433
		(3)	75,000	300,000	825,000

Michael D. Hayford		(1)	296,000	370,000	616,700
	10/30/06	(2)				4,200			201,894
	10/30/06	(2)					37,500	48.07	341,625
		(3)	50,000	200,000	550,000

Frank G. D’Angelo		(1)	126,000	315,000	472,500
	10/30/06	(2)				3,375			162,236
	10/30/06	(2)					30,375	48.07	276,716
		(3)	37,500	150,000	412,500

Paul T. Danola		(1)	122,000	305,000	457,500
	10/30/06	(2)				3,375			162,236
	10/30/06	(2)					30,375	48.07	276,716
		(3)	37,500	150,000	412,500

Steven A. Rathgaber		(1)	80,000	200,000	300,000
	10/30/06	(2)				1,125			54,079
	10/30/06	(2)					10,125	48.07	92,239

(1)	Includes incentive awards made under the Metavante Corporation Management Incentive Plan. Actual amounts paid under the Metavante Corporation Management Incentive Plan in 2006 are included in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table” above.

(2)	The Marshall & Ilsley compensation committee approved the annual stock option and restricted stock awards on October 19, 2006; however, awards were granted on the date which is two weeks following the third quarter earnings announcement in October.

(3)	Includes targeted cash amounts under the Metavante Corporation Long-Term Incentive Plan for the three-year performance period from January 1, 2007 to December 31, 2009.

(4)	Restricted shares vest based on the schedules described in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table below. All restricted shares will vest immediately upon a “triggering event” (which relates to a change of control of Marshall & Ilsley) or upon the death of the employee. Participants are paid dividends with respect to their unvested restricted shares.

(5)	Options generally become exercisable based on the following schedule: one-third on the first anniversary of the date of grant, an additional one-third on the second anniversary of the date of grant and the remaining one-third on the third anniversary of the date of grant. All options become immediately exercisable upon a change of control of Marshall & Ilsley or upon the death of the employee. Employees who have attained age 55 and have at least ten years of service with Marshall & Ilsley or a subsidiary receive options that are fully vested on the date of grant.

(6)	All options have an exercise price equal to 100% of the fair market value of the Marshall & Ilsley’s common stock on the date of grant. The exercise price may be paid in cash or by delivery of shares of Marshall & Ilsley’s common stock.

(7)	Represents aggregate grant date value computed in accordance with FAS 123(R). The assumptions used to determine such value are described in Note 18 to the consolidated financial statements in Marshall & Ilsley’s annual report on Form 10-K for the year ended December 31, 2006.

Metavante Corporation Management Incentive Plan. The Metavante Corporation Management Incentive Plan provides for annual cash incentives to the participants, which include all of the 2006 named executive officers, based upon one or more objective financial performance criteria related to Metavante. The Metavante Corporation Management Incentive Plan rewards eligible senior executives with an incentive award based on a percentage of each participant’s base salary if certain performance goals are met for that year. The performance criteria under the Metavante Corporation Management Incentive Plan for 2006 were based on revenues and net income. Results under the plans exceeded the target performance levels established for 2006, and resulted in eligible senior executives receiving payouts ranging from 67% to 129% of their respective 2006 base salaries as compared to payouts ranging from 95% to 134% of base salaries in 2005. Under the Metavante Corporation Management Incentive Plan, Messrs. Martire and Hayford each received payouts of 125% of their base salaries and Messrs. D’Angelo, Danola and Rathgaber received payouts of 129%, 88% and 67%, respectively. New Metavante expects that, in future years, the performance criteria may differ from those used for 2006.

Metavante Corporation Long-Term Incentive Plan. Cash-based awards are made under the Metavante Corporation Long-Term Incentive Plan. The performance period is the three years commencing on January 1, 2007 and ending on December 31, 2009 for awards granted in December 2006. The award vests at the end of the three-year period except in the case of death or disability, termination of employment due to retirement or the occurrence of a “triggering event” (which relates to a change of control of Metavante or Marshall & Ilsley). Upon the occurrence of a “triggering event,” the award vests notwithstanding continued employment by Marshall & Ilsley or its subsidiaries. A payout multiple will be applied to an amount equal to the cash award made to a participant based on the performance of Metavante or Marshall & Ilsley, as the case may be, in relation to the following performance criteria: (a) Metavante’s cumulative net income for the three-year period; (b) the total return of Marshall & Ilsley’s Common Stock for the three-year period when compared with the total return for those stocks composing the KBW 50 Index; and (c) Marshall & Ilsley’s cumulative earnings per share for the three-year period, adjusted for certain items. The performance of Metavante or Marshall & Ilsley, as the case may be, in relation to the performance criteria is calculated independently, which may allow a participant to receive a payout under one or more, but less than all, of the criteria. For the Metavante performance criterion, the threshold payout multiple is 12.5% and the maximum payout multiple is 137.5%. For each of the two Marshall & Ilsley performance criteria, the threshold payout multiple is 6.25% and the maximum payout multiple is 68.75%. The resulting combined maximum payout multiple is 275%. The portion of the payout, if any, based on Marshall & Ilsley’s performance criteria will be adjusted based on the fluctuation in price of Marshall & Ilsley common stock over the three-year period. No payout will be made under a performance criterion for performance below threshold. Before the award is paid, the compensation committee must certify the extent to which the performance criteria have been met. For a description of the treatment of awards under the Metavante incentive plans in the transactions contemplated by the investment agreement and related agreements, see “The Transactions—Interests of Certain Persons in the Transactions” and “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution—Employee Matters Agreement.”

Metavante Corporation Acquisition Incentive Plan. The Metavante Corporation Acquisition Incentive Plan was established by the Marshall & Ilsley board of directors in 2004. The plan was designed to provide a cash incentive for certain of the named executive officers of Metavante, including Messrs, Martire, Hayford, D’Angelo, and Danola. The plan was designed to assist the company in achieving and exceeding financial targets related to the performance of companies acquired in 2004. The 30-month plan (June 30, 2004-December 31, 2006) included annual and cumulative performance targets and payouts. The plan included a company-level performance threshold set at 100% of target and division level performance thresholds set at 90% of target. Payouts under the plan ranged from 159% to 300% of target.

NYCE Performance Incentive Plan. A cash-based incentive plan was established in 2005 to retain key executive officers from the acquisition of NYCE Corporation. The performance period is three years (January 1,

2005-December 31, 2007). Mr. Rathgaber and one other NYCE executive officer participate in this plan. Performance criteria are annual net income after financing and purchase price amortization for 2005, 2006 and 2007, and the cumulative three-year period. Each of these factors is weighted at 25% of the target opportunity. The plan guarantees a minimum payout of 50% of target, consistent with retention objectives and has a maximum payout opportunity of 250% of target, based on 120% goal attainment. Results of the 2005 and 2006 annual components exceeded plan, and it is expected that the 2007 results will be at or above target achievement, resulting in the cumulative three-year performance above plan. The targets are intended to be realistic enough to be reasonably attainable given a maximum effort on the part of the named executive officers in consideration of conditions and trends.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (6)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Name	Exercisable	Unexercisable
Frank R. Martire	50,000 60,000 45,000 22,500	22,500 45,000 60,750		28.48 34.79 41.95 42.82 48.07	01/13/13 10/27/13 10/27/14 10/28/15 10/30/16	21,750	(1)	1,046,393

Michael D. Hayford	12,000 12,000 16,000 22,000 36,000 40,000 30,000 22,500 11,250	11,250 22,500 37,500		28.50 25.91 30.75 22.80 31.95 28.55 34.79 41.95 42.82 48.07	12/11/07 12/10/08 12/16/09 12/14/10 12/20/11 10/25/12 10/27/13 10/27/14 10/28/15 10/30/16	11,700	(2)	562,887

Frank G. D’Angelo	4,000 10,000 10,000 16,000 24,000 30,000 22,500 11,250	11,250 22,500 30,375		28.50 30.75 22.80 31.95 28.55 34.79 41.95 42.82 48.07	12/11/07 12/16/09 12/14/10 12/20/11 10/25/12 10/27/13 10/27/14 10/28/15 10/30/16	10,875	(3)	523,196

Paul T. Danola	25,000 18,750 18,750 11,250	9,375 22,500 30,375		29.42 34.79 41.95 42.82 48.07	4/30/13 10/27/13 10/27/14 10/28/15 10/30/16	10,275	(4)	494,330

Steven A. Rathgaber	3,333 3,750	1,667 7,500 10,125		41.95 42.82 48.07	10/27/14 10/28/15 10/30/16	12,375	(5)	595,361

(1)	Mr. Martire’s restricted shares vest as follows: 7,500 shares on each of October 27, 2007 and October 28, 2008; and 2,250 shares on each of October 30, 2009, October 30, 2010 and October 30, 2011.

(2)	Mr. Hayford’s restricted shares vest as follows: 3,750 shares on each of October 27, 2007 and October 28, 2008; and 1,400 shares on each of October 30, 2009, October 30, 2010 and October 30, 2011.

(3)	Mr. D’Angelo’s restricted shares vest as follows: 3,750 shares on each of October 27, 2007 and October 28, 2008; and 1,125 shares on each of October 30, 2009, October 30, 2010 and October 30, 2011.

(4)	Mr. Danola’s restricted shares vest as follows: 3,150 shares on October 27, 2007; 3,750 shares on October 28, 2008; and 1,125 shares on each of October 30, 2009, October 30, 2010 and October 30, 2011.

(5)	Mr. Rathgaber’s restricted shares vest as follows: 3,334 shares on August 19, 2007; 3,333 shares on each of August 19, 2008 and August 19, 2009; 1,250 shares on October 28, 2008; and 375 shares on each of October 30, 2009, October 30, 2010 and October 30, 2011.

(6)	Amount based on a per share price of $48.11, which is the closing price of Marshall & Ilsley common stock on December 29, 2006.

Option Exercises and Stock Vested in Fiscal 2006

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Frank R. Martire (1)	—	—	—	—
Michael D. Hayford	—	—	3,350	$160,030
Frank G. D’Angelo	—	—	3,350	$160,030
Paul T. Danola (2)	—	—	—	—
Steven A. Rathgaber	—	—	—	—

(1)	Mr. Martire deferred the receipt of 6,700 restricted stock units which vested during 2006 under the Marshall & Ilsley Corporation Executive Deferred Compensation Plan. The value of such deferred restricted stock units as of the date of vesting was $320,059.

(2)	Mr. Danola deferred the receipt of 2,100 restricted stock units which vested during 2006 under the Marshall & Ilsley Corporation Executive Deferred Compensation Plan. The value of such deferred restricted stock units as of the date of vesting was $100,317.

Nonqualified Deferred Compensation in Fiscal 2006

Name	Executive Contributions in Last FY ($) (1)	Marshall & Ilsley Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3)
Frank R. Martire	846,834	57,200	235,969	—	3,310,143
Michael D. Hayford	144,000	44,445	57,735	—	911,417
Frank G. D’Angelo	362,500	34,000	87,814	—	1,605,391
Paul T. Danola	234,000	34,000	89,213	—	1,112,528
Steven A. Rathgaber	—	25,214	31,236	—	468,296

(1)	For Mr. Martire, all executive contributions and contributions by Marshall & Ilsley have been reported in the Summary Compensation Table to the Marshall & Ilsley proxy statement in either current or prior years. For Messrs. Hayford, D’Angelo, Danola and Rathgaber, none of whom were named executive officers of Marshall & Ilsley in prior years, each executive’s contributions are reflected in the current year Summary Compensation Table above. Marshall & Ilsley’s contributions for Messrs. Hayford, D’Angelo, Danola and Rathgaber are not shown in the Summary Compensation Table above and have not been shown in Marshall & Ilsley’s prior years’ annual meeting proxy statements because the contributions relate to compensation earned by Messrs. Hayford, D’Angelo, Danola and Rathgaber in 2005.

(2)	Executives who elect to defer base salary or non-equity incentive payments or who receive employer contributions under the Marshall & Ilsley Deferred Compensation Plan, as described below, may choose from two investments options: a fixed rate option equal to the Moody’s “A” Long-Term Corporate Bond Rate for the month of September of the previous year and an equity option equal to the total return of the S&P 500 Index. The Moody’s rate for 2006 was 5.50%, and the individual earnings for the Moody’s investment were as follows: Mr. Martire—$96,616; Mr. Hayford—$34,422; Mr. D’Angelo—$64,501; Mr. Danola—$32,743; and Mr. Rathgaber—$1,235. To the extent an executive elected to defer the receipt of restricted shares, the sole investment choice was Marshall & Ilsley common stock. The individual earnings based on the return of Marshall & Ilsley stock were as follows: Mr. Martire—$139,353; Mr. Hayford—$23,313; Mr. D’Angelo—$23,313; and Mr. Danola—$56,470. The fiscal 2006 earnings on Mr. Rathgaber’s supplemental retirement account under the NYCE Corporation Supplemental Executive Retirement Plan were $30,001. As discussed below, amounts held in participants’ accounts under the NYCE Corporation Supplemental Executive Retirement Plan are managed by M&I Trust and are invested in various stocks, bonds and other investment vehicles as determined by the fund manager, in a manner consistent with Marshall & Ilsley’s treatment of other plans of a similar nature. Participants’ accounts are credited with earnings at the actual rate of return on those investments. For a description of the effect of the transactions contemplated by the investment agreement and related agreements on the deferred compensation plans, see “The Transactions-Interests of Certain Persons in the Transactions” and “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution-Employee Matters Agreement.”

(3)	Amounts in this column reflect deferrals and earnings under Marshall & Ilsley’s deferred compensation plans, beginning in 1997 and through December 31, 2006. Disclosure of aggregate earnings under nonqualified deferred compensation plans was not previously required. Therefore, the following amounts have not been reported in the Summary Compensation Table of Marshall & Ilsley’s proxy statement in either the current or prior years: Mr. Martire—$380,875; Mr. Hayford—$767,417; Mr. D’Angelo—$1,242,891; Mr. Danola—$878,528; and Mr. Rathgaber—$468,296. The amounts stated for Mr. Martire, who was a named executive officer of Marshall & Ilsley in prior years, represent the aggregate earnings under the plan since inception.

The 2005 Marshall & Ilsley Corporation Executive Deferred Compensation Plan (the “Marshall & Ilsley Deferred Compensation Plan”) provides selected key employees, including the Metavante 2006 named executive officers, with the ability to defer up to 80% of base salary and 100% of bonus. Those employees electing to participate have two investment options for amounts deferred: a fixed rate option equal to the Moody’s “A” Long-Term Corporate Bond Rate for the month of September of the previous year and an equity option equal to the total return of the S&P 500 Index. The percentage allocated to any investment option may not be less than 10% and elections may be changed semi-annually. The Marshall & Ilsley Deferred Compensation Plan also allows participants to defer the receipt of restricted shares and shares issued upon the exercise of stock options. However, participants are not entitled to defer shares issued upon exercise of stock options until such time as the administrator of the Marshall & Ilsley Deferred Compensation Plan determines that such a deferral is permissible under Section 409A of the Internal Revenue Code. Amounts deferred are distributable upon termination of employment at the election of the participant.

The distribution election choices under the Marshall & Ilsley Deferred Compensation Plan range from lump sum distribution to a pay-out over 15 years if a participant’s employment terminates on or after age 55, other than because of death or disability, with at least 10 years of service. For future plan year deferrals, distribution election choices may change, but only those distribution methods permitted under Section 409A of the Internal Revenue Code will be allowed. Amounts deferred and investment returns thereon are held in the Marshall & Ilsley Corporation Deferred Compensation Trust II of which Marshall & Ilsley Trust Company National Association is the trustee (the “Trust”). In addition to participant-directed deferrals, the Marshall & Ilsley compensation committee may require deferrals of any amount necessary to ensure the deductibility of compensation paid to a named executive officer under federal income tax law. Participants in the Marshall & Ilsley Deferred Compensation Plan are also eligible to receive an employer contribution equal to the amount that would have been allocated to such participant’s account under the Marshall & Ilsley Retirement Growth Plan absent statutory limitations on compensation. This contribution is credited to an account which vests after an employee has five years of “vesting service” (as defined in Marshall & Ilsley’s Retirement Growth Plan). Participants have the same investment and pay-out elections with respect to these accounts as with other accounts in the Marshall & Ilsley Deferred Compensation Plan, and amounts credited are held in the Trust. To the extent participants do not receive matching amounts under Marshall & Ilsley’s qualified retirement plan due to deferrals that reduce their taxable compensation below the qualified plan limits, participants receive a makeup matching amount under the Marshall & Ilsley Deferred Compensation Plan.

The NYCE Corporation Supplemental Executive Retirement Plan (the “NYCE SERP”) is a defined-contribution supplemental retirement plan that was in place with respect to Mr. Rathgaber due to his employment with NYCE Corporation. The NYCE SERP was frozen upon Metavante’s acquisition of NYCE and the assets are currently being held by M&I Trust. The plan provides Mr. Rathgaber with a supplemental retirement benefit and Mr. Rathgaber was 100% vested prior to his employment with Metavante. The purpose of the NYCE SERP, which has not been an active plan since December 2004, was to help NYCE Corporation (now known as NYCE Payments Network, LLC) attract and retain key employees by providing them with a highly competitive retirement package. Participation in the NYCE SERP was limited to key employees of NYCE. Amounts held in participants’ accounts under the plan are managed by M&I Trust and are invested in various stocks, bonds and other investment vehicles as determined by the fund manager, in a manner consistent with Marshall & Ilsley’s treatment of other plans of a similar nature. Participants’ accounts are credited with earnings at the actual rate of return on those investments. Mr. Rathgaber is entitled to a benefit equal to his vested account balance, determined as of the date of termination of employment for any reason, including resignation, retirement, death or total and permanent disability, increased by earnings credited to his account as of the date benefits are paid. At December 31, 2006, Mr. Rathgaber’s account balance was $441,847.

Potential Payments Upon Termination or Change of Control

Termination Payments. Prior to the transactions, except for Mr. Rathgaber, none of the Metavante 2006 executive officers had employment agreements. Marshall & Ilsley did not have a written policy regarding the payments and benefits that executive officers would be eligible for upon termination by Marshall & Ilsley without cause or upon a termination that is mutually agreed upon by the company and the executive. Based on Marshall & Ilsley’s past practice, in the event of terminations that have been mutually agreed upon by the company and executive, certain executive officers have received up to two times base salary and target annual incentive opportunity, employer-subsidized health and dental insurance for the 24-month period, and have been given their company-owned automobile. In exchange for such payments and benefits, the named executive officer terminating employment has generally agreed to provide certain transition services and to release Marshall & Ilsley from certain potential legal liabilities, and has agreed to non-compete provisions. If the Metavante 2006 named executive officers (other than Mr. Rathgaber) had terminated employment pursuant to a mutually agreed upon arrangement on December 31, 2006, assuming Marshall & Ilsley were to follow its past practice with respect to the payments and benefits described above, the maximum value of the payments and benefits received by the Metavante 2006 named executive officers would have been as follows: Mr. Martire—$1,963,000; Mr. Hayford—$1,621,000; Mr. D’Angelo—$1,394,000; and Mr. Danola—$1,342,000. These amounts do not include the value of other miscellaneous benefits that have been provided in certain situations in the past and may be made in the future to executive officers upon a termination of their employment, depending upon the circumstances of the individual executive officer and of his or her termination. In certain past situations, these have included payments for such items as outplacement services, legal fees and tax preparation services.

In 2005, Mr. Rathgaber entered into an employment agreement with Metavante, in connection with Metavante’s acquisition of NYCE Corporation. Mr. Rathgaber received a lump sum amount in exchange for waiving certain rights under other agreements he had in place with NYCE Corporation. The employment agreement with Metavante provides that Mr. Rathgaber’s current salary and short-term incentive targets will not be reduced for 2005, 2006 or 2007, and provides that Mr. Rathgaber is eligible to participate in various incentive and benefit plans on terms consistent with his peer senior managers. The agreement provides that either party may terminate the agreement at any time for any reason. Upon involuntary termination due to position elimination, reduction-in-force or for any other reason (except gross misconduct), Mr. Rathgaber is entitled to a severance benefit equal to 18 months of his current base salary at the time of termination and continuation of health and dental insurance on then-current terms, as well as a prorated portion of his incentive payment under the management incentive plan for service in the calendar year in which the termination occurred (which incentive payment has a minimum guarantee of $100,000 for each calendar year). Mr. Rathgaber’s receipt of the severance benefit is in lieu of any benefits under the provisions of other existing policies at the time of termination, and is subject to reduction if Mr. Rathgaber accepts other employment with Marshall & Ilsley or any of its subsidiaries before the end of the 18-month severance period. If Mr. Rathgaber’s employment had terminated on December 31, 2006, he would have received $794,000 under the employment agreement.

Employment Agreements. As discussed above, Mr. Rathgaber is party to an employment agreement with Metavante. New Metavante expects to enter into employment agreements with Messrs. Martire, Hayford, D’Angelo and Layden, effective as of the closing of the transactions. See “The Transactions–Interests of Certain Persons in the Transactions–Employment Agreements.”

Stock Option and Restricted Stock Plans. Under Marshall & Ilsley’s 1997, 2000 and 2003 Executive Stock Option and Restricted Stock Plans and the 2006 Equity Incentive Plan (the “plans”), in the event of a change of control of Marshall & Ilsley (as defined in the plans), all outstanding stock options and restricted shares become fully vested. In the event of normal retirement (defined as age 65) or early retirement (generally defined as age 55 with at least 10 years of service), the Marshall & Ilsley compensation committee’s past practice has been to accelerate the vesting of any outstanding restricted shares as of the date of such retirement. In the event of the death of an executive officer, all outstanding stock options and restricted shares become fully vested. In the event of the executive officer’s disability, the period of disability is treated as continuing employment for purposes of the plans. The value to each Metavante 2006 named executive officer of the accelerated vesting of any unvested options and restricted shares had any of these situations occurred on December 31, 2006 (based on a year-end per share stock price for Marshall & Ilsley common stock of $48.11) would have been as follows: Mr. Martire—$1,425,473; Mr. Hayford—$752,712; Mr. D’Angelo—$712,736; Mr. Danola—$672,320; and Mr. Rathgaber—$645,710.

Metavante Long-Term Incentive Plan. Under the Metavante Long-Term Incentive Plan (the “Metavante LTIP”), in the event of a change of control of Marshall & Ilsley or Metavante (as defined in the Metavante LTIP), the executive is entitled to a payout of any outstanding awards based on the attainment of the performance criteria on the date the change of control occurs, unless the Marshall & Ilsley compensation committee provides otherwise at the time an award is made. In the event of normal retirement (defined as age 65) or the death of the executive officer, the executive (or the executive’s beneficiary) may continue to participate in the Metavante LTIP as to outstanding awards for the duration of the performance period. Likewise, in the event of early retirement (generally defined as age 55 with at least 10 years of service), if the Marshall & Ilsley compensation committee were to act in a manner consistent with its past practice regarding the Metavante LTIP, the executive would be allowed to continue to participate in the Metavante LTIP as to outstanding awards for the duration of the performance period. In the event of the executive officer’s disability, the period of disability is treated as continuing employment for purposes of the Metavante LTIP. The value to each participating named executive officer of accelerated vesting or continued participation in the Metavante LTIP for the duration of each applicable plan period had any of theses situations occurred on December 31, 2006 (based on target performance) would have been as follows: Mr. Martire—$850,000; Mr. Hayford—$500,000; Mr. D’Angelo—$450,000; and Mr. Danola—$450,000.

NYCE Performance Incentive Plan. A cash-based incentive plan was established in 2005 to retain key executive officers from the acquisition of NYCE Corporation. The performance period is three years (January 1, 2005-December 31, 2007). Mr. Rathgaber and one other NYCE executive officer participate in this plan. Performance criteria are annual net income after financing and purchase price amortization for 2005, 2006 and 2007, and the cumulative three-year period. Each of these factors is weighted at 25% of the target opportunity. The plan guarantees a minimum payout of 50% of target, consistent with retention objectives and has a maximum payout opportunity of 250% of target, based on 120% goal attainment. Results of the 2005 and 2006 annual components exceeded plan, and it is expected that the 2007 results will be at or above target achievement, resulting in the cumulative three-year performance above plan. The targets are intended to be realistic enough to be reasonably attainable given a maximum effort on the part of the named executive officers in consideration of conditions and trends. The value to Mr. Rathgaber of payments under the NYCE Performance Incentive Plan had his employment terminated on December 31, 2006 (based on target performance) would have been $300,000.

Change of Control Agreements and Related Matters. In order to assure management continuity and stability, Marshall & Ilsley and Metavante have entered into change of control agreements (the “Marshall & Ilsley change of control agreements” and “Metavante change of control agreements,” respectively) with certain executive officers, including Messrs. Martire, Hayford, D’Angelo and Danola. The change of control agreements with these executive officers are substantially similar and vary in term from three to four years. Messrs. Martire, Hayford, D’Angelo and Danola have entered into both a Marshall & Ilsley change of control agreement and a Metavante change of control agreement.

The Marshall & Ilsley change of control agreements guarantee the executive officers specific payments and benefits upon a termination of employment as a result of a change of control of Marshall & Ilsley. If a change of control occurs, the contract becomes effective and continues for the relevant term. The employment term renews on a daily basis until Marshall & Ilsley gives notice to terminate the daily renewal.

The Marshall & Ilsley change of control agreements provide for specified benefits if, after a change of control of Marshall & Ilsley occurs, the executive officer voluntarily terminates his employment for “good reason” or is involuntarily terminated other than for “cause” (as such terms are defined in the Marshall & Ilsley change of control agreements). In addition, in the case of some Marshall & Ilsley change of control agreements, at the end of six months after a change of control, the named executive officer may terminate employment for any reason and is entitled to receive full benefits. Upon a termination, the executive officer is entitled to (a) a lump sum payment equal to two or three times (depending on whether the contract is a two- or three-year contract) the sum of the executive officer’s current base salary plus the higher of the executive officer’s bonus for the last year or the executive officer’s average bonus for the past three years, (b) a proportionate amount of any unpaid bonus deemed earned for the year of termination, (c) a lump sum payment equal to the retirement benefits lost as a result of not having been employed for the remaining contract term, (d) health and other benefits for the remaining contract term, and (e) payments for certain other fringe benefits. In the event of a termination of employment as a result of the executive officer’s death, the executive officer’s beneficiary is entitled to six months of base salary and certain other benefits. No additional benefits are guaranteed under the contract upon an executive officer’s disability or termination of employment by Marshall & Ilsley for cause.

Under the Marshall & Ilsley change of control agreements, if the executive officer voluntarily terminates his employment for good reason or his employment is involuntarily terminated other than for cause following a change of control, options held by the named executive officers will remain exercisable for the lesser of (a) the remainder of their respective terms or (b) one year after the named executive officer’s death. The Marshall & Ilsley change of control agreements also provide for “gross-up” payments in the event payments to an executive under the Marshall & Ilsley change of control agreement are subject to the excise tax (the “excise tax”) provided for under Section 4999 of the Code, or any similar federal, state or local tax which may be imposed, in an amount such that the net amount retained by the named executive officer, after deduction of any excise tax on the payments and any federal, state and local income tax and excise tax on the gross-up payment, shall be equal to the payments then due.

If a Metavante 2006 named executive officer had been terminated as of December 31, 2006, either voluntarily with good reason or involuntarily without cause following a change of control of Marshall & Ilsley, the maximum value of the payments and benefits payable to such named executive officer under these agreements (including the maximum 280G gross-up as applicable, calculated using a 61.9% combined federal and state tax rate) would have been as follows: Mr. Martire—$5,989,227; Mr. Hayford—$2,998,742; Mr. D’Angelo—$2,747,014; and Mr. Danola—$2,695,159. These amounts do not include the value of stock options, restricted shares or LTIP performance awards that would vest upon a change of control, regardless of whether the executive’s employment terminated. These amounts are not representative of the payments that are anticipated to be received under the New Metavante employment agreements or change of control agreements.

The holding company merger and the other transactions contemplated by the investment agreement, separation agreement and other related agreements will not constitute a change of control of Marshall & Ilsley under the Marshall & Ilsley change of control agreements and will not trigger change of control payments to Messrs. Martire, Hayford, D’Angelo and Danola. See “The Transactions–Interests of Certain Persons in the Transactions.”

In addition, Marshall & Ilsley and Metavante have entered into the Metavante change of control agreements, which are substantially similar to the Marshall & Ilsley change of control agreements, with Messrs. Martire, Hayford, D’Angelo and Danola. As mentioned above, Messrs. Martire, Hayford, D’Angelo and Danola are also covered under Marshall & Ilsley change of control agreements. The Metavante change of control agreements are triggered upon a change of control of Metavante, rather than Marshall & Ilsley. In no event will payments be made or benefits be paid to the Metavante employees under both agreements. The Metavante change of control agreements provide for specified benefits if a change of control of Metavante occurs and an employee voluntarily terminates employment for “good reason,” or is involuntarily terminated other than for “cause” (as such terms are defined in the Metavante change of control agreements), within a four-year period for Mr. Martire, and a three-year period for Messrs. Hayford, D’Angelo and Danola following the change of control. In these events, the employee is entitled to substantially the same compensation as described above under the Marshall & Ilsley change of control agreements, including an excise tax gross-up payment. The treatment of an employee under the Metavante change of control agreements in the event of termination of employment because of the executive’s death, the executive’s disability or termination for cause is the same as under the Marshall & Ilsley change of control agreements.

If a Metavante executive officer who was party to a Metavante change of control agreement had been terminated as of December 31, 2006, either voluntarily with good reason or involuntarily without cause following a change of control of Metavante, the maximum value of the payments and benefits payable to such executive officer under these agreements (including the maximum 280G gross-up as applicable, calculated using a 61.9% combined federal and state tax rate) would have been as follows: Mr. Martire—$5,989,227; Mr. Hayford—$2,998,742; Mr. D’Angelo—$2,747,014; and Mr. Danola—$2,695,159. These amounts do not include the value of stock options, restricted shares or LTIP performance awards that would vest upon a change of control, regardless of whether the executive’s employment terminated.

The holding company merger and the other transactions contemplated by the investment agreement, separation agreement and other related agreements will not constitute a change of control of Metavante under the Metavante change of control agreements and will not trigger change of control payments to Messrs. Martire, Hayford, D’Angelo and Danola. See “The Transactions–Interests of Certain Persons in the Transactions.”

New Metavante expects to enter into change of control agreements with certain of its executive officers and employees, including all members of its executive committee, effective as of the closing of the transactions. See “The Transactions–Interests of Certain Persons in the Transactions–Change of Control Agreements and Related Matters.”

Supplemental Retirement Benefit. The NYCE Corporation Supplemental Executive Retirement Plan (the “NYCE SERP”) is a defined-contribution supplemental retirement plan that was in place with respect to Mr. Rathgaber due to his employment with NYCE Corporation. The NYCE SERP was frozen upon Metavante’s acquisition of NYCE and the assets are currently being held by M&I Trust. The plan provides Mr. Rathgaber with a supplemental retirement benefit and Mr. Rathgaber was 100% vested prior to his employment with Metavante. The purpose of the NYCE SERP, which has not been an active plan since December 2004, was to help NYCE Corporation (now known as NYCE Payments Network, LLC) attract and retain key employees by providing them with a highly competitive retirement package. Participation in the NYCE SERP was limited to key employees of NYCE. Amounts held in participants’ accounts under the plan are managed by M&I Trust and are invested in various stocks, bonds and other investment vehicles as determined by the fund manager, in a manner consistent with Marshall & Ilsley’s treatment of other plans of a similar nature. Participants’ accounts are credited with earnings at the actual rate of return on those investments. Mr. Rathgaber is entitled to a benefit equal to his vested account balance, determined as of the date of termination of employment for any reason, including resignation, retirement, death or total and permanent disability, increased by earnings credited to his account as of the date benefits are paid. At December 31, 2006, Mr. Rathgaber’s account balance was $441,847.

Director Compensation for Fiscal 2006

No fees were paid to Metavante directors in 2006 for service on the Metavante board of directors.

New Metavante Director Compensation

After the completion of the transactions, New Metavante expects that each director that is not an employee of Metavante or a director designated by Investor will receive cash compensation for service on the New Metavante board of directors and committees of its board of directors consisting of:

•	an annual retainer; and

•	fees for each meeting of the New Metavante board of directors and each meeting of the New Metavante audit committee, compensation committee and nominating committee attended.

Additionally, New Metavante expects that the chairman of each of the New Metavante audit committee, compensation committee (except to the extent that person is designated by Investor) and nominating committee will receive an additional amount per meeting attended.

Employee directors and directors appointed by Investor will receive no compensation for serving on the New Metavante board of directors or its committees.

New Metavante expects that directors of New Metavante who are not employees of New Metavante or its subsidiaries or who are not directors designated by Investor will also participate in New Metavante stock option plans on terms to be determined. See “Compensation of Executive Officers of New Metavante—New Metavante Equity Incentive Plan.”

OWNERSHIP OF COMMON STOCK OF NEW METAVANTE

The following table sets forth the anticipated beneficial ownership of New Metavante common stock immediately following the transactions by each of New Metavante’s directors and named executive officers, each person who will be a beneficial owner of 5% or more of New Metavante’s outstanding shares of common stock and all directors and executive officers as a group, based upon information available to us concerning ownership of Marshall & Ilsley common stock on May 1, 2007 (unless another date is indicated). Unless otherwise indicated, the mailing address of each of these persons is c/o Metavante Corporation, 4900 West Brown Deer Road, Milwaukee, Wisconsin 53223. As used in this proxy statement/prospectus—information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security).

Pursuant to the employee matters agreement, each option to purchase shares of Marshall & Ilsley common stock held by Metavante group employees that are outstanding as of the time of the distributions will convert into options to purchase New Metavante common stock. Each outstanding option to purchase Marshall & Ilsley common stock held by an individual who, immediately following the separation, is a director of New Metavante and either a Marshall & Ilsley or New Marshall & Ilsley employee or a director of New Marshall & Ilsley shall be converted into both a New Marshall & Ilsley option and a New Metavante option. The number of shares subject to the options to purchase shares of New Marshall & Ilsley or New Metavante, as the case may be, and the per share exercise price of such options will be fixed in a way that maintains the intrinsic value of the option to purchase Marshall & Ilsley common stock and does not increase the ratio of the per share exercise price of the related Marshall & Ilsley option to the value of one share of Marshall & Ilsley common stock on the closing date. The following table reflects options beneficially owned on May 1, 2007 without giving effect to any adjustment pursuant to the employee matters agreement. See “The Transactions—Interests of Certain Persons in the Transactions” for a discussion of the treatment of shares of restricted stock in connection with the consummation of the transactions.

In the following table “New Metavante Shares to be Owned” was calculated by multiplying each individual’s beneficial ownership of Marshall & Ilsley shares (excluding options) by one-third. The footnotes also reflect such conversion.

Name	New Metavante Shares to be Owned(1)		Marshall & Ilsley Options Beneficially Owned Subject to Conversion(1)	Percent of Class
David Coulter	—		—	*
Frank C. D’Angelo	4,505	(2)	63,750	*
Paul T. Danola	4,354	(3)	73,750	*
Michael D. Hayford	7,547	(4)	189,750	*
Ted D. Kellner	118,560	(5)	45,000	*
Dennis J. Kuester	141,937	(6)	1,703,750	*
Frank R. Martire	10,462	(7)	177,500	*
James Neary	—		—	*
Steven A. Rathgaber	4,159	(8)	7,083	*
All directors and executive officers as a group (16 persons)	312,988	(9)	2,531,435	1.0%(10)
WPM, L.P.	28,790,987	(11)	—	25.0%
466 Lexington Avenue
New York, New York 10017

*	less than 1%

(1)	Except as otherwise indicated, all shares shown in the table are owned with sole voting and investment power.

(2)	Includes 265 shares held in the M&I employee stock purchase plan, 264 shares held in the M&I retirement program and 1,293 shares held under Marshall & Ilsley’s deferred compensation plan for executives.

(3)	Includes 140 shares held in the M&I retirement program and 3,133 shares held under Marshall & Ilsley’s deferred compensation plan for executives.

(4)	Includes 1,129 shares held in the M&I retirement program and 1,293 shares held under Marshall & Ilsley’s deferred compensation plan for executives.

(5)	Includes 16,667 shares held in trust for which Mr. Kellner exercises shared voting power, 42,400 shares as to which Mr. Kellner exercises sole voting power and 2,876 shares held under Marshall & Ilsley’s deferred compensation plan for directors. Of the shares of common stock beneficially owned by Mr. Kellner, 16,667 shares are pledged as security.

(6)	Includes 2,912 shares held in a donor-advised charitable foundation, 267 shares held in the M&I retirement program, and 31,034 shares held under Marshall & Ilsley’s deferred compensation plan for executives.

(7)	Includes 149 shares held in the M&I retirement program and 9,886 shares held under Marshall & Ilsley’s deferred compensation plan for executives.

(8)	Includes 76 shares held in the M&I employee stock purchase plan.

(9)	Includes 1,614 shares held in the M&I employee stock purchase plan, 6,889 shares held in the M&I retirement program, and 56,217 shares held under Marshall & Ilsley’s deferred compensation plans for executives and directors.

(10)	For purposes of the “Percent of Class” calculation, the amount set forth above assumes that the Marshall & Ilsley options listed above are exercised and the underlying shares are issued prior to the completion of the transactions.
(11)	As a result of the New Metavante share issuance, WPM, L.P. will be issued shares of New Metavante Class A common stock, which will be converted into shares of New Metavante common stock as a result of the conversion and will represent, immediately following the conversion, 25% of the shares of New Metavante common stock. Investor will also receive a stock purchase right to purchase up to one third of the aggregate number of shares of New Metavante common stock that may be issued under specified New Metavante employee options outstanding at the time of the conversion, which stock purchase right may generally be exercised quarterly for a number of shares based on the number of subject New Metavante employee options exercised during the preceding quarter.

DESCRIPTION OF NEW METAVANTE CAPITAL STOCK

Overview

The following is a description of the New Metavante restated articles of incorporation and amended and restated by-laws which will become effective prior to the holding company merger. The following descriptions of New Metavante capital stock and provisions of the New Metavante restated articles of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the New Metavante restated articles of incorporation and amended and restated by-laws, which are attached or incorporated by reference to this proxy statement/prospectus—information statement. The descriptions do not purport to be complete statements of the provisions of New Metavante’s restated articles of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Metavante’s capital stock. The descriptions reflect changes to the capital structure, articles of incorporation and amended and restated by-laws that will be in effect prior to the holding company merger.

Authorized Capital Stock

Immediately following the holding company merger, New Metavante’s authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, 100,000,000 shares of Class A common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. On the record date for the Marshall & Ilsley special meeting, [•] shares of Marshall & Ilsley common stock were outstanding. If the same number of shares of Marshall & Ilsley common stock are outstanding as of the closing date, [•] shares of New Metavante common stock will be outstanding immediately following the holding company merger and the New Metavante share issuance.

Common Stock

Voting Rights. Holders of New Metavante common stock will be entitled to one vote per share on all matters to be voted on by shareholders, except to the extent that the voting power of shares held by any person in excess of 20% of the voting power in the election of directors may be limited (in voting on any matter) to one-tenth of the full voting power of those shares under Section 180.1150 of the WBCL. Holders of New Metavante common stock will not be entitled to cumulative voting rights. The WBCL and the New Metavante amended and restated by-laws will require a plurality of all votes cast at a meeting at which a quorum is present to elect directors. For most other shareholder votes, the WBCL and the New Metavante amended and restated by-laws will provide that an action is approved if the votes cast in favor of the action exceed the votes cast opposing the action at a meeting at which a quorum is present, unless the New Metavante restated articles of incorporation or the WBCL provide otherwise.

Dividends. Holders of New Metavante common stock will be entitled to receive dividends when, as and if declared by the New Metavante board of directors out of funds legally available for payment of dividends, subject to any preferential rights of any outstanding preferred stock.

Liquidation. In the event of the liquidation or dissolution of New Metavante, the holders of New Metavante common stock will be entitled to share ratably in all assets remaining for distribution to shareholders, subject to any preferential rights of any outstanding preferred stock.

Other Rights. Except as set forth in any written agreement between New Metavante and any such holder, holders of New Metavante common stock will have no preemptive or other subscription rights, and the shares of common stock will not be subject to further calls or assessment by New Metavante. There will be no conversion rights, other than the conversion of the Class A common stock in connection with the transactions (see “Class A common stock”), or sinking fund provisions applicable to the shares of New Metavante common stock.

Listing. New Metavante intends to file an application to have its common stock authorized for listing on the New York Stock Exchange under the symbol “MV.” Continental Stock Transfer & Trust Company will serve as the transfer agent and registrar for New Metavante’s common stock.

Class A Common Stock

Pursuant to the New Metavante share issuance and to facilitate the structure of the transactions, shares of New Metavante Class A common stock will be issued to Investor and will be outstanding for only one day, the closing date. At 12:01 a.m. Eastern Standard Time on the day following the closing date, each outstanding share of New Metavante Class A common stock will automatically convert into one share of New Metavante common stock. At this time, the rights of any holder with respect to shares of converted New Metavante Class A common stock will cease and such holder will be deemed to have become the holder of an equivalent number of shares of New Metavante common stock. As a result of the conversion, Investor and its affiliates will own 25% of the shares of common stock of New Metavante immediately following the conversion.

Holders of New Metavante Class A common stock cannot vote on any matter or participate in any dividend or other distribution payable with respect to the New Metavante common stock. Otherwise, all shares of common stock and New Metavante Class A common stock will be identical and will entitle the holders thereof to the same rights and privileges.

Preferred Stock

The New Metavante restated articles of incorporation will provide that the New Metavante board of directors has the authority, without further vote or action by the New Metavante shareholders, to issue up to 5,000,000 shares of New Metavante preferred stock in one or more series, and with respect to any series, the New Metavante board of directors, subject to certain limitations, will be authorized to:

•	fix the number of shares;

•	designate any series and the number of shares which shall constitute the series;

•	determine voting rights;

•	determine dividend rates, payment dates and whether dividends shall be cumulative;

•	determine the proper amount per share payable on the shares of each series in the event of liquidation or dissolution or winding up of New Metavante;

•	determine any redemption provisions;

•	determine any sinking fund provisions;

•	determine any conversion provisions; and

•

determine any other terms, limitations and relative rights and preferences of the series as may lawfully be determined by the board of directors and will not be inconsistent with New Metavante’s restated articles of incorporation and the WBCL.

Shares of New Metavante preferred stock that are converted, redeemed, repurchased or otherwise acquired by New Metavante will be returned and restored to the status of authorized but unissued shares.

The issuance of shares of New Metavante preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. See “Wisconsin Law and Certain Articles of Incorporation and By-Laws Provisions; Anti-Takeover Measures.” In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of holders of New Metavante common stock.

Immediately following the transactions, no shares of New Metavante preferred stock will be outstanding and New Metavante has no present plans to issue any shares of its preferred stock.

WISCONSIN LAW AND CERTAIN ARTICLES OF INCORPORATION AND BY-LAWS PROVISIONS;

ANTI-TAKEOVER MEASURES

Overview

The following is a description of the New Metavante restated articles of incorporation and amended and restated by-laws which will become effective prior to the holding company merger. The following descriptions of New Metavante capital stock and provisions of the New Metavante restated articles of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the New Metavante restated articles of incorporation and amended and restated by-laws, which are attached or incorporated by reference to this proxy statement/prospectus—information statement. The descriptions do not purport to be complete statements of the provisions of New Metavante’s restated articles of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Metavante’s capital stock. The descriptions reflect changes to the capital structure, articles of incorporation and amended and restated by-laws that will be in effect prior to the holding company merger.

A number of provisions in the New Metavante restated articles of incorporation and amended and restated by-laws and under the WBCL may delay or make more difficult acquisitions or changes of control of New Metavante not approved by the board of directors. These provisions may also make it more difficult for third parties to replace New Metavante’s initial management without the concurrence of the board of directors. All of these provisions could have the effect of discouraging third parties from making proposals that shareholders may otherwise consider to be in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the New Metavante board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of New Metavante;

•	discourage certain tactics that may be used in proxy fights;

•

ensure that the New Metavante board of directors will have sufficient time to act in what the New Metavante board of directors believes to be in the best interests of New Metavante and its shareholders; and

•	encourage persons seeking to acquire control of New Metavante to consult first with the New Metavante board of directors to negotiate the terms of any proposed business combination or offer.

Size of Board of Directors

The New Metavante restated articles of incorporation and amended and restated by-laws will provide that the board of directors will consist of not less than three directors (exclusive of directors, if any, elected by the holders of one or more classes or series of preferred stock pursuant to the restated articles of incorporation applicable thereto), the exact number of which may be established within such limits by resolution adopted by an affirmative vote of a majority of the entire board of directors then in office; however, under the terms of the shareholder’s agreement the board of directors will be required to consist of eleven directors.

Pursuant to the shareholders agreement, following the 2008 annual meeting of shareholders and for no more than ten years after the closing date, Investor will have the right to designate for nomination to the New Metavante board of directors the number of individuals set forth opposite the applicable percentage or amount:

Ownership Percentage	Number of Investor Designees
17.5% or greater	three individuals

less than 17.5%, but equal to or greater than 7.5%	two individuals

less than 7.5%, but the fair market value of New Metavante common stock by the Investor Group equals or exceeds $150 million	one individual

Until the earlier of the tenth anniversary of the closing date, the termination of the shareholders agreement and the date on which the ownership percentage of the Investor Group is less than 7.5% and the fair market value of the shares of the Investor Group is less than $150 million, the Investor designees will have the right to designate for nomination or appointment to the New Metavante board of directors the individual to replace any Investor designee upon his or her death, resignation, retirement, disqualification or removal (other than removal for cause) so long as Investor has the right to designate such a member of the New Metavante board of directors under the ownership percentages described above.

These provisions have the effect of making it difficult for a potential acquirer to gain control of the New Metavante board of directors.

Removal of Directors; Filling Vacancies

The New Metavante restated articles of incorporation will provide that, exclusive of directors, if any, elected by holders of one or more series of preferred stock, holders of New Metavante common stock may remove a director only for “cause” and then only by a vote of a majority of the outstanding shares of New Metavante capital stock entitled to vote at a meeting of shareholders called for that purpose. “Cause” is defined solely as malfeasance arising from the performance of a director’s duties which has a materially adverse effect on the business of New Metavante. This provision could deter or discourage a party seeking to obtain control of New Metavante by removing one or more directors from the board.

Subject to the shareholder’s agreement, the New Metavante restated articles of incorporation will provide that any newly-created directorship resulting from an increase in the number of directors and any other vacancy on the New Metavante board of directors, however caused, shall be filled by vote of a majority of the directors then in office, although less than a quorum (or by a sole remaining director), and if there are no directors then in office by a vote of the New Metavante shareholders. Any director so elected to fill any vacancy in the New Metavante board of directors, including a vacancy created by an increase in the number of directors, shall hold office until the next annual meeting of New Metavante shareholders and until his or her successor shall be elected and shall qualify. Notwithstanding the foregoing, whenever the holders of any one or more series of preferred stock issued shall have the right, voting separately by series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the articles of incorporation.

Inability of Shareholders to Act by Less than Unanimous Written Consent; Special Meetings

Under the WBCL, unless a corporation’s articles of incorporation permit such action to be taken by less than unanimous consent, shareholders may take action without a meeting only by a unanimous written consent of all shareholders entitled to vote on the action. New Metavante’s restated articles of incorporation do not permit such action to be taken by less than unanimous consent.

Under the WBCL, a special meeting of stockholders may be called by the board of directors or by any person authorized by the articles of incorporation or by-laws and must be called upon the receipt of written demand(s) by the holders of 10% of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting describing one or more purposes for which the meeting is to be held. New Metavante’s amended and restated by-laws provide that, subject to the rights of the holders of any class or series of capital stock having a preference over the common stock as to dividends or upon liquidation, special meetings of shareholders may be called only by the chief executive officer or the president pursuant to a resolution approved by not less than a majority of the board of directors and shall be called by the board of directors upon the demand, in accordance with Section 2.2 of the New Metavante amended and restated by-laws, of the holders of record of shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting.

Advance Notice of Proposals to be Brought at the Annual Meeting

Pursuant to the New Metavante amended and restated by-laws, any shareholder who intends to bring business before an annual meeting of shareholders must provide New Metavante with notice of such intention, the nature of such proposal, the reasons for conducting such business at the annual meeting and certain information regarding the shareholder bringing the proposal not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. This provision could render more difficult or discourage an attempt to obtain control of New Metavante through a proposal brought before an annual meeting of shareholders. New Metavante would have to be given advance notice of any such proposal in accordance with its amended and restated by-laws which notice to New Metavante may discourage the making of such proposal.

Advance Notice of Nominations of Directors

Pursuant to the New Metavante restated articles of incorporation and amended and restated by-laws, any shareholder who intends to nominate directors for election at a meeting called for that purpose must provide New Metavante with notice of such intention, a written consent of the nominee to serve as a director, certain information regarding the proposed nominee and certain information regarding the nominating shareholder not less than 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. This provision could deter or discourage a party seeking to obtain control of New Metavante by electing directors to its board. Any such party would be required to comply with the restated articles of incorporation and amended and restated by-laws in nominating directors to the board and such compliance could deter or discourage such party from nominating directors to the board.

Unissued Shares of Capital Stock

Common Stock. On the record date for the Marshall & Ilsley special meeting, [•] shares of Marshall & Ilsley common stock were outstanding. If the same number of shares of Marshall & Ilsley common stock are outstanding as of the closing date, it is expected that New Metavante will issue [•] shares of New Metavante common stock to holders of record of Marshall & Ilsley common stock as of the effective time of the holding company merger and will issue approximately [•] shares of New Metavante Class A common stock to Investor, assuming that Investor would receive New Metavante common stock equal to 25% of all issued and outstanding shares of New Metavante common stock as of the closing date. The remaining [•] shares of authorized and unissued common stock will be available for future issuance without additional New Metavante shareholder approval, subject to the rules of the New York Stock Exchange. While the additional New Metavante shares are not designed to deter or prevent a change of control, under some circumstances the additional shares could be used to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with the board of directors in opposing a hostile takeover bid. In addition, New Metavante will have approximately [•] unissued shares of New Metavante Class A common stock. Shares of Class A common stock will not be entitled to vote on any matter or participate in any dividend or other distribution payable with respect to New Metavante common stock.

Preferred Stock. The restated articles of incorporation will provide that the New Metavante board of directors has the authority, without any further vote or action by New Metavante stockholders, to issue New Metavante preferred stock in one or more series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such series. The existence of authorized but unissued New Metavante preferred stock could reduce the attractiveness of New Metavante as a target for an unsolicited takeover bid since New Metavante could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

Constituency or Stakeholder Provision

Under Section 180.0827 of the WBCL, in discharging his or her duties to New Metavante and in determining what he or she believes to be in the best interests of New Metavante, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which New Metavante operates and any other factors that the director or officer considers pertinent. This provision may have anti-takeover effects in situations where the interests of New Metavante stakeholders, other than shareholders, conflict with the short-term maximization of shareholder value.

Wisconsin Anti-Takeover Statutes

Sections 180.1140 to 180.1144 of the WBCL, which are referred to as the Wisconsin business combination statutes, prohibit a “resident domestic” corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless prior to such date the board of directors approved the business combination or the transaction in which the person became an interested stockholder. Under specified circumstances, a resident domestic corporation may engage in a business combination with an interested stockholder more than three years after the stock acquisition date. For purposes of the Wisconsin business combination statutes, a “business combination” includes (a) a merger or share exchange, (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or its subsidiary equal to at least 5% of the aggregate market value of the consolidated assets or outstanding stock of the corporation or 10% of the corporation’s earning power or income on a consolidated basis, (c) the issuance or transfer by the corporation or its subsidiary of stock or rights to purchase stock having an aggregate market value equal to at least 5% of the outstanding stock, unless the stock was issued or transferred pursuant to the exercise of warrants, rights or options or a dividend or distribution made proportionately to all shareholders, (d) the adoption of a plan of liquidation or dissolution of the corporation that is proposed by or on behalf of an interested stockholder, (e) other enumerated transactions involving an interested stockholder if the effect is to increase the proportionate share of the outstanding stock (or securities convertible into stock) of the corporation or its subsidiary beneficially owned by the interested stockholder, and (f) receipt by an interested stockholder of the benefit of a loan, advance, guarantee, pledge or other financial assistance provided by or through the corporation or its subsidiary, unless the benefit is received proportionately by all stockholders. Under the Wisconsin business combination statutes, an “interested stockholder” is a person who beneficially owns at least 10% of the voting power of the outstanding voting stock of the resident domestic corporation, or who is an affiliate or associate of the resident domestic corporation and beneficially owned at least 10% of the voting power of the then outstanding voting stock within three years prior to the date in question.

•	“resident domestic corporation” means a public Wisconsin corporation that, as of the stock acquisition date in question, has:

•	its principal offices located in Wisconsin;

•	significant business operations located in Wisconsin;

•	more than 10% of the holders of record of its stock who are residents of Wisconsin; or

•	more than 10% of its shares held of record by residents of Wisconsin.

Following completion of the transactions, New Metavante will be considered a resident domestic corporation for purposes of these statutory provisions.

Sections 180.1130 to 180.1133 of the WBCL, which are referred to as the Wisconsin fair price statutes, require that “business combinations” involving a “significant shareholder” and a resident domestic corporation be approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by the outstanding voting shares of the corporation, and (2) two-thirds of the votes entitled to be cast by the holders of the voting shares that are not beneficially owned by a “significant shareholder” or an affiliate or associate of a significant shareholder who is a party to the transaction, unless the fair price conditions specified in the statute have been satisfied. This requirement is in addition to any vote that may be required by law or the articles of incorporation. For purposes of the Wisconsin fair price statutes, a “business combination” generally includes (i) a merger or share exchange or (ii) a sale, lease, exchange or other disposition of all or substantially all the property or assets of the corporation to a significant shareholder, other than a mortgage or pledge if not made to the avoid the fair price statutes and the Wisconsin defensive action restrictions statute (as described below). Under the Wisconsin fair price statutes, a “significant shareholder” is a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the resident domestic corporation, or who is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting power of the outstanding stock of the resident domestic corporation within two years prior to the date in question. The Wisconsin fair price statutes may discourage an attempt by a shareholder to squeeze out other shareholders without offering an appropriate premium purchase price.

Under Section 180.1150 of the WBCL, the voting power of shares in the election of directors of a resident domestic corporation that are held by any person in excess of 20% of the voting power are limited (in voting on any matter) to 10% of the full voting power of such excess shares, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, or unless full voting rights have been restored at a special meeting of the shareholders called for that purpose. New Metavante’s restated articles of incorporation do not exclude it from application of the restrictions imposed by such provisions. This provision may deter a shareholder from acquiring in excess of 20% of New Metavante outstanding voting stock. Section 180.1150(3) excludes shares held or acquired under certain circumstances from the application of Section 180.1150(2), including, among others, shares acquired directly from New Metavante and shares acquired in a merger or share exchange to which New Metavante is a party. Thus, shares acquired by Investor pursuant to the New Metavante share issuance will be excluded from the voting limitations of the Wisconsin control share acquisition statute.

Section 180.1134 of the WBCL, which is referred to as the Wisconsin defensive action restrictions statute, provides that, in addition to the vote otherwise required by law or the articles of incorporation, a resident domestic corporation must receive approval of the holders of a majority of the shares entitled to vote before the corporation can take the actions discussed below while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin defensive action restrictions statute, approval of the holders of the majority of the shares is required for the corporation to acquire more than 5% of its own outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held the shares for less than two years, unless at least an equal offer is made to acquire all of its voting shares and all securities which may be converted into its voting shares. This restriction may deter a shareholder from acquiring shares of New Metavante common stock if the shareholder’s goal is to have New Metavante repurchase the shareholder’s shares at a premium over the market price. Approval of the holders of the majority of the shares is also required under the Wisconsin defensive action restrictions statute for the corporation to sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to be governed by this restriction.

LIMITATION OF LIABILITY AND INDEMNIFICATION

OF NEW METAVANTE’S DIRECTORS AND OFFICERS

Limitation of Liability of Directors

Section 180.0828 of the WBCL provides that, unless a limitation in the articles of incorporation applies, a director of a Wisconsin corporation is not liable to the corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes:

•	a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest;

•	a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe it was unlawful;

•	a transaction from which the director derived an improper personal profit; or

•	willful misconduct.

•	New Metavante’s restated articles of incorporation will not limit these provisions as they may apply to New Metavante directors.

Indemnification of Officers and Directors

Section 180.0851 of the WBCL requires a corporation to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party to such proceeding because he or she was a director or officer of the corporation. In cases where a director or officer is not successful on the merits or otherwise in the defense of a proceeding, a corporation is required to indemnify a director or officer against liability incurred by the director or officer in a proceeding if such person was a party to such proceeding because he or she is a director or officer of the corporation, unless it is determined that he or she breached or failed to perform a duty owed to the corporation and such breach or failure to perform constitutes:

•	a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•

a violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful;

•	a transaction from which the director or officer derived an improper personal profit; or

•	willful misconduct.

The New Metavante amended and restated by-laws will provide that New Metavante will indemnify its directors, officers, and employees to the fullest extent permitted by the WBCL, unless it is proven by final judicial adjudication that indemnification is prohibited. The New Metavante amended and restated by-laws will provide that within 20 days after receipt of a written request of a director, officer or employee who is a party to a proceeding, the corporation must pay or reimburse such person’s expenses as incurred if such person provides a written affirmation of his or her good faith belief that he or she is entitled to indemnification and a written undertaking to repay all amounts advanced if it is ultimately determined that indemnification is prohibited. The New Metavante amended and restated by-laws also will provide that New Metavante may purchase insurance on behalf of any director, officer or employee against certain liabilities, losses and expenses, whether or not New Metavante would have the power to indemnify these persons against these liabilities, losses and expenses. The New Metavante amended and restated by-laws will provide that the right to indemnification under the amended and restated by-laws may be amended only by a subsequent vote of not less than a majority of the votes entitled to be cast by all outstanding shares of capital stock entitled to vote on such matters. The New Metavante amended and restated by-laws will also provide that any reduction in the right to indemnification may only be prospective from the date of such vote.

Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit, to the extent permitted by law, indemnification, allowance of expenses and insurance for any liability incurred in connection with any proceeding involving securities regulation. In accordance with this provision, the New Metavante amended and restated by-laws will provide for mandatory indemnification and allowance of expenses for officers, directors and employees for proceedings involving securities-related matters.

COMPARISON OF RIGHTS OF

MARSHALL & ILSLEY, NEW METAVANTE AND NEW MARSHALL & ILSLEY

SHAREHOLDERS

The rights of Marshall & Ilsley shareholders are governed by the WBCL, the Marshall & Ilsley restated articles of incorporation and the Marshall & Ilsley amended and restated by-laws. After the completion of the transactions, the Marshall & Ilsley shareholders of record as of the effective time of the holding company merger will receive shares in New Marshall & Ilsley and New Metavante. Their rights as shareholders will be governed by the WBCL and, with respect to New Metavante, the New Metavante restated articles of incorporation, the New Metavante amended and restated by-laws, the shareholders agreement to be entered into by New Metavante and Investor, the stock purchase right agreement to be entered into by New Metavante and Investor, and, with respect to New Marshall & Ilsley, the New Marshall & Ilsley restated articles of incorporation and the New Marshall & Ilsley amended and restated by-laws.

The table below summarizes and compares the current rights of Marshall & Ilsley shareholders to the rights those shareholders will have as New Metavante shareholders and New Marshall & Ilsley shareholders following the completion of the transactions. The table does not purport to be a complete statement of all the differences or a complete description of the specific provisions referred to in the summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Shareholders of Marshall & Ilsley should read carefully the relevant provisions of the WBCL, the Marshall & Ilsley restated articles of incorporation, the Marshall & Ilsley amended and restated by-laws, the New Metavante restated articles of incorporation, the New Metavante amended and restated by-laws, the New Marshall & Ilsley restated articles of incorporation and the New Marshall & Ilsley amended and restated by-laws. See “Where You Can Find More Information” beginning on page [•].

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
Corporate Governance:	The rights of Marshall & Ilsley shareholders are currently governed by the WBCL, Marshall & Ilsley’s restated articles of incorporation and Marshall & Ilsley’s by-laws.	Prior to the closing of the transactions, New Metavante will adopt and be governed by restated articles of incorporation and amended and restated by-laws. The rights of New Metavante shareholders will also be governed by the shareholders agreement to be entered into by New Metavante and Investor, the stock purchase right agreement to be entered governance into by New Metavante and Investor, and the WBCL. Investor will have certain corporate governance rights, including the right to designate directors, pursuant to the shareholders agreement.	Prior to the closing of the transactions, New Marshall & Ilsley will adopt and be governed by restated articles of incorporation and amended and restated by-laws. The rights of New Marshall & Ilsley shareholders will also be governed by the WBCL.

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
Authorized Capital Stock:

The total number of shares Marshall & Ilsley has authority to issue is 705,000,000 shares of capital stock, consisting of:

a)      700,000,000 shares of common stock, par value $1.00

b)      5,000,000 shares of preferred stock, par value $1.00

There were 259,118,879 outstanding shares of common stock as of May 1, 2007.

The total number of shares New Metavante will have authority to issue is 305,000,000 shares of capital stock, consisting of:

a)      200,000,000 shares of common stock, par value $0.01

b)      100,000,000 shares of Class A common stock, par value $0.01

c)      5,000,000 shares of preferred stock, par value $0.01

The total number of shares New Marshall & Ilsley will have authority to issue is 705,000,000 shares of capital stock, consisting of:

a)      700,000,000 shares of common stock, par value $1.00

b)      5,000,000 shares of preferred stock, par value $1.00

Rights of Preferred Shareholders:	Marshall & Ilsley has not issued any of its 5,000,000 shares of preferred stock. However, the restated articles of incorporation grant the board of directors the right to issue such shares at any time and determine the powers, designations, preferences, rights and limitations of the shares.	New Metavante will not have issued any of its authorized 5,000,000 shares of preferred stock at the time of the New Marshall & Ilsley share distribution. However, the restated articles of incorporation will grant the board of directors the right to issue such shares at any time and determine the powers, designations, preferences, rights and limitations of the shares.	The restated articles of incorporation will grant the board of directors the right to issue shares of preferred stock at any time and determine the powers, designations, preferences, rights and limitations of the shares.

Rights of Class A Shareholders:	Under the restated articles of incorporation of Marshall & Ilsley, there are no shares of Class A common stock authorized.	At 12:01 a.m. Eastern time on the first day following the closing date of the transactions, each outstanding share of Class A common stock shall be automatically converted on a one-for-one basis into shares of common stock without any action by New Metavante, the board of directors of New Metavante, the holders of common stock or Class A common stock or any other person.	Under the restated articles of incorporation of New Marshall & Ilsley, there are no shares of Class A common stock authorized.

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley

Shareholder Preemptive Rights	Marshall & Ilsley’s shareholders do not hold preemptive rights.	Pursuant to the shareholders agreement and stock purchase right agreement to be entered into between New Metavante and Investor, Investor will have certain preemptive purchase rights for New Metavante securities. See “Additional Agreements Relating to the Transactions— Shareholders Agreement” and “Additional Agreements Relating to the Transactions—Stock Purchase Right Agreement” beginning on pages [•] and [•], respectively.	Same as Marshall & Ilsley.

Shareholder Meeting Notice:	Under the WBCL, a Wisconsin corporation must notify its shareholders of an annual or special meeting not less than 10 days nor more than 60 days before the meeting unless the corporation’s articles of incorporation or by-laws provide otherwise. Additionally, at least 20 days’ notice must be provided if the purpose of the meeting is to consider a plan of merger or share exchange for which shareholder approval is required by law or the sale, lease, exchange or other disposition of all or substantially all of Marshall & Ilsley’s property outside the usual course of business.	Under the WBCL, a Wisconsin corporation must notify its shareholders of an annual or special meeting not less than 10 days nor more than 60 days before the meeting unless the corporation’s articles of incorporation or by-laws provide otherwise. Under the New Metavante amended and restated by-laws, holders of New Metavante common stock are entitled to no more than 70 days’ nor less than 10 days’ prior notice for each meeting. Additionally, at least 20 days’ notice must be provided if the purpose of the meeting is to consider a plan of merger or share exchange for which shareholder approval is required by law or the sale, lease,	Under the WBCL, a Wisconsin corporation must notify its shareholders of an annual or special meeting not less than 10 days nor more than 60 days before the meeting unless the corporation’s articles of incorporation or by-laws provide otherwise. Under the New Marshall & Ilsley amended and restated by-laws, holders of New Marshall & Ilsley common stock are entitled to no more than 70 days’ nor less than 10 days’ prior notice for each meeting. Additionally, at least 20 days’ notice must be provided if the purpose of the meeting is to consider a plan of merger or share exchange for which shareholder approval is required by

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
		exchange or other disposition of all or substantially all of New Metavante’s property outside the usual course of business.	law or the sale, lease, exchange or other disposition of all or substantially all of New Marshall & Ilsley’s property outside the usual course of business.

Right to Call Special Meetings:	The Marshall & Ilsley by-laws authorize a special meeting of shareholders to be called only by the chief executive officer or the president pursuant to a resolution approved by not less than three quarters of the board of directors. Additionally, under the WBCL, Marshall & Ilsley shall hold a special meeting of shareholders if the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the corporation one or more written demands for the meeting describing one or more purposes for which it is to be held.	The New Metavante amended and restated by-laws will authorize a special meeting of shareholders to be called only by the chief executive officer or the president pursuant to a resolution approved by not less than a majority of the board of directors and will provide that a special meeting of the shareholders shall be called by the board of directors upon demand, in accordance with Section 2.2 of the amended and restated by-laws, of the holders of record of shares representing at least 10% of all the votes entitled to be cast on any issue proposed at the special meeting.	The New Marshall & Ilsley amended and restated by-laws will authorize a special meeting of shareholders to be called only by the chief executive officer or the president pursuant to a resolution approved by not less than a majority of the board of directors. Additionally, under the WBCL, New Marshall & Ilsley shall hold a special meeting of shareholders if the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the corporation one or more written demands for the meeting describing one or more purposes for which it is to be held.

Shareholder Action Without A Meeting:	Under the WBCL, unless a corporation’s articles of incorporation permit such action to be taken by less than unanimous consent, shareholders may take action without a meeting only by a unanimous written consent of all shareholders entitled to vote on the action. Marshall & Ilsley’s restated articles of incorporation do not	Same as Marshall & Ilsley.	Same as Marshall & Ilsley.

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
permit such action to be taken by less than unanimous consent.

Board of Directors:

Marshall & Ilsley’s restated articles of incorporation provide that the number of directors constituting the board of directors shall be fixed by a majority vote of the board of directors, but shall not be less than three. By resolution of Marshall & Ilsley’s board of directors, there are currently 17 members on Marshall & Ilsley’s board.

The WBCL provides that directors of a Wisconsin corporation may be divided into two or three classes if provided by the articles of incorporation. Marshall & Ilsley’s board of directors is divided into three classes and each director serves for a three-year term or until his or her successor is elected and qualified.

Marshall & Ilsley’s articles of incorporation have been amended to eliminate classification of the board. Following a transition period, all directors standing for election will be elected for one-year terms.

Pursuant to the New Metavante restated articles of incorporation, the number of directors shall not be less than three and shall be fixed from time to time by resolution adopted by an affirmative vote of a majority of the directors then in office.

Pursuant to the shareholders agreement, following the 2008 annual meeting of New Metavante and until 10 years after the closing of the transactions, Investor will have the right to designate for nomination and election, the following number of directors: (i) so long as the Investor Percentage Interest (as defined in the shareholder agreement) equals or exceeds 17.5%, Investor shall have the right to nominate three directors; (ii) if the Investor Percentage Interest is less than 17.5% but equals or exceeds 7.5% Investor shall have the right to nominate two directors; (iii) if the Investor Percentage Interest is less than 7.5% but the fair market value of its New Metavante stock equals or exceeds $150 million, Investor shall have the right to nominate one director; and (iv) if the Investor Percentage Interest is less than 7.5%

Pursuant to the New Marshall & Ilsley amended and restated by-laws, the number of directors shall be not less than three and shall be fixed from time to time by a resolution adopted by an affirmative vote of a majority of the entire board of directors of New Marshall & Ilsley.

The WBCL provides that directors of a Wisconsin corporation may be divided into two or three classes if provided by the articles of incorporation. Following a transition period resulting from Marshall & Ilsley’s declassification of its board, New Marshall & Ilsley’s board will be declassified. Thereafter directors will be elected for one-year terms and will hold office until the next annual meeting of shareholders for the year in which the director’s term expires and until the director’s successor shall be duly elected and shall qualify.

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley

and the fair market value of Investor’s New Metavante stock is less than $150 million, Investor shall not have the right to nominate any directors.

The shareholders agreement provides that the board of directors of New Metavante will have three standing committees, an audit committee, a compensation committee, and a nominating and corporate governance committee. Each of the committees will be comprised of three members, at least one of whom will be an Investor designee. The shareholders agreement provides that the chairman of the compensation committee shall be an Investor designee.

Supermajority Board Approval. Pursuant to the shareholders agreement, for a certain period, New Metavante will not engage in certain transactions without the approval of the New Metavante board by supermajority vote. See “Additional Agreements Relating to the Transactions—Shareholders Agreement” beginning on page [•].

Filling Vacancies on the Board of Directors:	The WBCL provides that unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors it may be filled by any of the following:	Pursuant to the New Metavante restated articles of incorporation, any vacancy occurring in the board of directors, however caused, may only be filled by a	Same as Marshall & Ilsley.

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
(i) the shareholders; (ii) the board of directors; or (iii) if the directors remaining in office constitute fewer than a quorum of the board, the directors, by an affirmative vote of the majority of all directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by shareholders. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new director may not take office until that vacancy occurs. Marshall & Ilsley’s by-laws provide that any director elected to fill a vacancy on the board, including a vacancy created by an increase in the number of directors, will hold office until the next annual meeting of shareholders and until his or her successor is elected.

majority vote of the directors remaining in office, although less than a quorum, or by a sole remaining director. Only if no director remains in office may a vacancy be filled by the shareholders.

However, under the shareholders agreement, the remaining directors designated by Investor and then in office shall have the right to designate any replacement for a director designated by Investor upon the death, resignation, retirement, disqualification or removal from office of such director.

Removal of Directors:	The WBCL provides that shareholders of a corporation may remove a director with or without cause unless the corporation’s articles of incorporation or by-laws provide that a director may only be removed for cause. Marshall & Ilsley’s restated articles of incorporation provide that a director may only	New Metavante’s restated articles of incorporation and amended and restated by-laws provide that a director may only be removed for cause and then only by the affirmative vote of a majority of the votes entitled to be cast by all outstanding shares of capital stock of the	Same as New Metavante.

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
	be removed for cause and by an affirmative vote of two-thirds of the outstanding shares entitled to vote at a meeting of shareholders called for such purpose. “Cause” means solely malfeasance arising from the performance of a director’s duties which has a material adverse effect on Marshall & Ilsley’s business.	corporation entitled to vote at a meeting of shareholders duly called for such purpose. “Cause” means solely malfeasance arising from the performance of a director’s duties which has a material adverse effect on New Metavante’s business.

Committees:

The board of directors, by resolution adopted by the affirmative vote of a majority of the number of directors then in office, may designate one or more committees, each consisting of two or more directors elected by the board of directors. Unless limited by the articles of incorporation, each committee may exercise those aspects of the authority of the board of directors which are within the scope of the committee’s assigned responsibilities or which the board of directors otherwise specifically confers upon such committee.

The board has an audit committee, a compensation and human resources committee, and a nominating and corporate governance committee.

The board may designate one or more committees, each to consist of two or more directors. Unless limited by the articles of incorporation, each committee may exercise those aspects of the authority of the board of directors which are within the scope of the committee’s assigned responsibilities or which the board of directors otherwise specifically confers upon such committee.

The board will have an audit committee, a compensation committee and a nominating committee.

Same as Marshall & Ilsley.

Indemnification of Directors and Officers	The WBCL requires a corporation to indemnify a director or officer to the extent that he or she has been successful on the	Same as Marshall & Ilsley.	Same as Marshall & Ilsley.

Marshall & Ilsley	New Metavante	New Marshall & Ilsley

merits or otherwise in the defense of a proceeding for all reasonable expenses that he or she incurred in the proceeding if the director or officer was a party because he or she is or was a director or officer of the corporation. Indemnification is also required in other instances, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owed to the corporation, and the breach or failure to perform constitutes any of the following:

•        a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•        a violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

• a transaction from which the director or officer derived an improper personal profit; or

• willful misconduct.

Marshall & Ilsley	New Metavante	New Marshall & Ilsley

The WBCL allows a corporation to limit its obligation to indemnify directors and officers, but Marshall & Ilsley’s articles of incorporation do not limit Marshall & Ilsley’s obligation to indemnify its directors and officers. A corporation may provide directors and officers additional rights to indemnification, except for conduct described above, under any of the following: (i) the articles of incorporation or by-laws; (ii) a written agreement between the director or officer and the corporation; (iii) by a resolution adopted by the board of directors; or (iv) by a resolution that is adopted, after notice, by a majority vote of all of the corporation’s voting shares then issued and outstanding.

Marshall & Ilsley’s by-laws provide for indemnification of its directors and officers to the fullest extent permitted by law and set forth procedural requirements for requesting indemnification. Marshall & Ilsley’s by-laws provide that an individual shall be indemnified unless it is determined by a final judicial adjudication that indemnification is prohibited. The WBCL provides that reasonable expenses incurred by a

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
director or officer who is a party to a proceeding may be paid or reimbursed by a corporation at such time as the director or officer furnishes to the corporation a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

Liabilities of Directors:

Under the WBCL, unless a limitation in the articles of incorporation applies, a director is not liable to the corporation, its shareholders or any person asserting rights on behalf of the corporation or its shareholders for monetary damages or other monetary liabilities arising from a breach of or failure to perform any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes:

•        a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest;

		Same as Marshall & Ilsley.	Same as Marshall & Ilsley.

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley

•        a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

•        a transaction from which the director derived an improper personal profit; or

•        willful misconduct.

Marshall & Ilsley’s restated articles of incorporation do not limit these provisions as they may apply to Marshall & Ilsley directors.

Discretion of Officers and Directors to Consider Interests in Addition to Shareholder’s Interests

Under the WBCL, a director or officer, in discharging his or her duties to the corporation and determining what he or she believes is in the best interests of the corporation, may, in addition to considering the effects of any action on shareholders, consider:

•        the effects of the action on employees, suppliers and customers of the corporation;

•        the effects of the action on the communities in which the corporation operates; and

•        any other factors that the director or

		Same as Marshall & Ilsley.	Same as Marshall & Ilsley.

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
officer considers pertinent.

Dividends and Reserves:	Under the WBCL, distributions are paid at the discretion of the board of directors of a Wisconsin corporation.	Same as Marshall & Ilsley.	Same as Marshall & Ilsley.

The board may authorize, and the corporation may make, distributions to its shareholders, including in connection with the repurchase of the corporation’s shares, in amounts determined by the board, unless:

•        after the distribution the corporation would not be able to pay its debts as they become due in the usual course of business; or

•        the corporation’s total assets after the distribution would be less than the sum of its total liabilities, plus, unless the articles of incorporation provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution if the corporation were to be dissolved at the time of distribution.

Corporate Indebtedness:	The Marshall & Ilsley by-laws do not have a formal debt policy.	Same as Marshall & Ilsley.	Same as Marshall & Ilsley.

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
Anti-Takeover Provisions and Interested Shareholders:

The WBCL protects domestic corporations from hostile takeovers and abusive takeover tactics by preventing a person from engaging in specified transactions with the corporation or from taking specific actions after that person has acquired a significant portion of the corporation’s shares. These protections fall into three categories:

•        the business combination statute, which regulates specified types of transactions with interested shareholders;

•        the fair price statute, which regulates the price at which large shareholders may acquire the remaining shares of the corporation; and

		Same as Marshall & Ilsley. Each of the statutes described in the left column concerning business combination, fair price, and control share apply to New Metavante.	Same as Marshall & Ilsley. Each of the statutes described in the left column concerning business combination, fair price, and control share apply to New Marshall & Ilsley.

•        the control share statute, which regulates the voting power of shares held by specified large shareholders.

The following section summarizes each of these statutes.

Business combination statute. Sections 180.1140 to 180.1144 of the WBCL, which are referred to as the Wisconsin business combination statutes, prohibit a “resident domestic” corporation from engaging in a

Marshall & Ilsley	New Metavante	New Marshall & Ilsley
“business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless prior to such date the board of directors approved the business combination or the transaction in which the person became an interested stockholder. Under specified circumstances, a resident domestic corporation may engage in a business combination with an interested stockholder more than three years after the stock acquisition date. For purposes of the Wisconsin business combination statutes, a “business combination” includes (a) a merger or share exchange, (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or its subsidiary equal to at least 5% of the aggregate market value of the consolidated assets or outstanding stock of the corporation or 10% of the corporation’s earning power or income on a consolidated basis, (c) the issuance or transfer by the corporation or its subsidiary of stock or rights to purchase stock having an aggregate market value equal to at least 5% of the outstanding stock, unless the stock was issued or

Marshall & Ilsley	New Metavante	New Marshall & Ilsley

transferred pursuant to the exercise of warrants, rights or options or a dividend or distribution made proportionately to all shareholders, (d) the adoption of a plan of liquidation or dissolution of the corporation that is proposed by or on behalf of an interested stockholder, (e) other enumerated transactions involving an interested stockholder if the effect is to increase the proportionate share of the outstanding stock (or securities convertible into stock) of the corporation or its subsidiary beneficially owned by the interested stockholder, and (f) receipt by an interested stockholder of the benefit of a loan, advance, guarantee, pledge or other financial assistance provided by or through the corporation or its subsidiary, unless the benefit is received proportionately by all shareholders. Under the Wisconsin business combination statutes, an “interested stockholder” is a person who beneficially owns at least 10% of the voting power of the outstanding voting stock of the resident domestic corporation, or who is an affiliate or associate of the resident domestic corporation and beneficially owned at least 10% of the voting power of the then outstanding voting stock within three years prior to the date in question.

A “resident domestic corporation” means a public

Marshall & Ilsley	New Metavante	New Marshall & Ilsley

Wisconsin corporation that, as of the stock acquisition date in question, has:

•     its principal offices located in Wisconsin;

•     significant business operations located in Wisconsin;

•     more than 10% of the holders of record of its stock who are residents of Wisconsin; or

•     more than 10% of its shares held of record by residents of Wisconsin.

Fair price statute. Sections 180.1130 to 180.1133 of the WBCL, which are referred to as the Wisconsin fair price statutes, require that “business combinations” involving a “significant shareholder” and a resident domestic corporation be approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by the outstanding voting shares of the corporation, and (2) two-thirds of the votes entitled to be cast by the holders of the voting shares that are not beneficially owned by a “significant shareholder” or an affiliate or associate of a significant shareholder who is a party to the transaction, unless the fair price conditions specified in the statute have been

Marshall & Ilsley	New Metavante	New Marshall & Ilsley

satisfied. This requirement is in addition to any vote that may be required by law or the articles of incorporation.

For purposes of the Wisconsin fair price statutes, a “business combination” generally includes (i) a merger or share exchange or (ii) a sale, lease, exchange or other disposition of all or substantially all the property or assets of the corporation to a significant shareholder, other than a mortgage or pledge if not made to the avoid the fair price statutes and the Wisconsin defensive action restrictions statute (as described below). Under the Wisconsin fair price statutes, a “significant shareholder” is a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the resident domestic corporation, or who is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting power of the outstanding stock of the resident domestic corporation within two years prior to the date in question. The Wisconsin fair price statutes may discourage an attempt by a shareholder to squeeze out other shareholders

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley

without offering an appropriate premium purchase price.

Control share statute. Under Section 180.1150

of the WBCL, the voting power of shares of a resident domestic corporation that are held by any person in excess of 20% of the voting power in the election of directors are limited (in voting on any matter) to 10% of the full voting power of such excess shares, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, or unless full voting rights have been restored at a special meeting of the shareholders called for that purpose. Marshall & Ilsley’s restated articles of incorporation do not exclude it from application of the restrictions imposed by such provisions.

Wisconsin Defensive Actions Statute

Section 180.1134 of the WBCL, which is referred to as the Wisconsin defensive action restrictions statute, provides that, in addition to the vote otherwise required by law or the articles of incorporation, a Wisconsin corporation must receive approval of the holders of a majority of the shares entitled to vote before the corporation can take the actions discussed below

		Same as Marshall & Ilsley.	Same as Marshall & Ilsley.

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley

while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin defensive action restrictions statute, approval of the holders of the majority of the shares is required for the corporation to acquire more than 5% of its own outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held the shares for less than two years, unless at least an equal offer is made by the corporation to acquire all of its voting shares and all securities which may be converted into its voting shares. Approval of the holders of the majority of the shares is also required under the Wisconsin defensive action restrictions statute for the corporation to sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to be governed by this restriction.

Other Provisions Specified in Articles of Incorporation	In addition to any other approvals required by law and by the articles of	The New Metavante restated articles of incorporation do not	Same as New Metavante.

Marshall & Ilsley	New Metavante	New Marshall & Ilsley

incorporation and by-laws, Marshall & Ilsley’s restated articles of incorporation require that business combinations between Marshall & Ilsley and an interested stockholder be approved by:

•       the holders of 80% of Marshall & Ilsley’s shares entitled to vote in the election of directors; or

•       the holders of two-thirds of Marshall & Ilsley’s shares, other than the interested stockholder.

This requirement does not apply if a business combination with an interested stockholder is approved by a majority of disinterested directors or the shareholders receive a fair price, as defined in the restated articles of incorporation, for their shares and certain other conditions are satisfied. Business combinations under Marshall & Ilsley’s restated articles of incorporation generally include: mergers; consolidations; any sale, lease, exchange, mortgage, pledge, transfer or other disposition of $25 million or more in assets; the issuance or transfer of $25 million or more in securities; liquidations, dissolutions, and reclassifications, contain similar provisions.

Marshall & Ilsley	New Metavante	New Marshall & Ilsley
recapitalizations and other transactions that have the effect of increasing the proportionate ownership interest of an interested stockholder. An interested stockholder is a person who owns at least 10 percent of Marshall & Ilsley’s shares or who is an affiliate or associate of Marshall & Ilsley and owned at least 10 percent of Marshall & Ilsley’s shares at any time within the prior two-year period. A disinterested director means a director who is not affiliated with the interested stockholder and who was either a director before the person became an interested stockholder or was elected or recommended for election by a majority of disinterested directors.

Pursuant to the Marshall & Ilsley restated articles of incorporation, the requisite votes for the approval and authorization of any (i) plan of merger or consolidation of Marshall & Ilsley with or into any other corporation, (ii) sale, lease, exchange or disposition of all or substantially all the property and assets of Marshall & Ilsley to or with any other person, corporation or entity not made in the ordinary course of business, or (iii) voluntary dissolution of Marshall & Ilsley or

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
revocation of voluntary dissolution proceedings, shall be the affirmative vote of the holders of two-thirds of the outstanding shares of each class of shares and of each series entitled to vote thereon as a class and of the total shares entitled to vote thereon, provided, however, if the board of directors of Marshall & Ilsley shall have approved any transaction described in clauses (i), (ii) or (iii) above by a resolution adopted by three-quarters of the board of directors then in office and entitled to vote thereon, the requisite votes shall be the affirmative vote of the holders of a majority of the outstanding shares of each class of shares and of each series entitled to vote thereon as a class and of the total shares entitled to vote thereon.

Amendment of Articles of Incorporation

Under the WBCL, the board of directors of a corporation may propose amendments to a corporation’s articles of incorporation and may establish conditions for the submission of the amendment to the shareholders. Under most circumstances, the WBCL provides that amendments to a corporation’s articles of incorporation must be approved by both the board of directors of the corporation and its

The WBCL’s general provisions governing amendments to the articles of incorporation apply to New Metavante since it was incorporated after January 1, 1973. Under these provisions, unless the WBCL, the articles of incorporation, by-laws adopted under authority granted in the articles of incorporation or the board of directors in conditioning its submission, requires a greater vote or a vote by voting groups, an

Same as New Metavante. The provision requiring the affirmative vote of two-thirds of the shares to amend the articles of incorporation applicable to Marshall & Ilsley will not apply to the restated articles of incorporation.

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
shareholders. However, any amendment to the articles of incorporation of a corporation organized before January 1, 1973 which did not expressly elect before January 1, 1991 to be governed by a majority or greater voting requirement must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose. Marshall & Ilsley’s restated articles of incorporation were not amended prior to January 1, 1991 to reduce the vote required to amend its articles of incorporation.

amendment is adopted if approved as follows:

•       if a voting group would have

dissenters’ rights with respect to the amendment, then a majority of the votes entitled to be cast by that voting group is required for adoption of the amendment;

•       otherwise, if a quorum exists, the amendment will be adopted if the votes cast within the voting group favoring the action exceed the votes cast opposing the action; and

•       New Metavante’s restated articles of incorporation and amended and restated by-laws do not impose a greater voting requirement.

Amendment of by-laws	Under the WBCL, the board of directors or the shareholders of a corporation may adopt, amend or repeal the by-laws, except to the extent that the articles of incorporation reserve that power to the shareholders or the shareholders provide in adopting, amending or repealing a particular by-law, that the board of directors may not amend, repeal or readopt that by-law or the shareholders set specific voting requirements for the board of directors to	New Metavante’s restated articles of incorporation and amended and restated by-laws will provide that the by-laws may be amended, altered or repealed, and new by-laws may be enacted, only by the affirmative vote of not less than a majority of the votes entitled to be cast by all outstanding shares of capital stock of the corporation entitled to vote at a meeting of shareholders duly called for such purpose, or by a	Under the WBCL, the board of directors or the shareholders of a corporation may adopt, amend or repeal the by-laws, except to the extent that the articles of incorporation reserve that power to the shareholders or the shareholders provide in adopting, amending, or repealing a particular by-law, that the board of directors may not amend, repeal or readopt that by-law or the shareholders set specific voting requirements for the board of directors to

	Marshall & Ilsley	New Metavante	New Marshall & Ilsley
	amend, repeal or readopt that by-law. Marshall & Ilsley’s restated articles of incorporation and by-laws provide that the by-laws may be amended, altered or repealed, and new by-laws may be enacted, only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote, or by a vote of not less than three-quarters of the board of directors. Marshall & Ilsley’s by-laws further provide that no by-law adopted, amended or repealed by the shareholders shall thereafter be enacted, amended or repealed by the directors unless such action by the shareholders shall expressly confer upon the directors authority to thereafter enact, amend or repeal such by-law as so amended. Marshall & Ilsley’s by-laws also provide that any by-law adopted, repealed, or amended by the board of directors shall be subject to reenactment, repeal or amendment by the shareholders acting at any meeting of the shareholders in accordance with the by-laws.	vote of not less than a majority of the entire board of directors. New Metavante’s amended and restated by-laws will further provide that no by-law adopted, amended or repealed by the shareholders shall thereafter be enacted, amended or repealed by the directors unless such action by the shareholders shall expressly confer upon the directors’ authority to thereafter enact, amend or repeal such by-law as so amended. New Metavante’s amended and restated by-laws also will provide that any by-law adopted, repealed, or amended by the board of directors shall be subject to reenactment, repeal or amendment by the shareholders acting at any meeting of the shareholders in accordance with the by-laws.	amend, repeal or readopt that by-law. New Marshall & Ilsley’s restated articles of that the by-laws may be amended, altered or repealed, and new by-laws may be enacted, only by the affirmative vote of not less than a majority of the votes entitled to be cast by all outstanding shares of capital stock of the New Marshall & Ilsley entitled to vote at a meeting of shareholders duly called for such purpose, or by a vote of not less than a majority of the directors then in office.

Voting Power:	Except as described above under “Anti-Takeover Provisions and Interested Shareholders – Control Share Statute,” each share of Marshall & Ilsley common stock has one vote.	Same as Marshall & Ilsley.	Same as Marshall & Ilsley.

LEGAL MATTERS

The validity of the shares of common stock of New Metavante to be issued in connection with the holding company merger will be passed upon by Godfrey & Kahn, S.C., counsel to Marshall & Ilsley.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Marshall & Ilsley Corporation as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2006, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Metavante Corporation as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

Marshall & Ilsley does not currently expect to hold a 2008 annual meeting of shareholders because Marshall & Ilsley will not be a separate publicly traded company if the transactions have been completed. If the transactions are not completed and such a meeting is held, the 2008 annual meeting of Marshall & Ilsley shareholders will take place on April 23, 2008, and in accordance with Marshall & Ilsley’s by-laws, nominations, other than by or at the direction of the board of directors, of candidates for election as directors at such annual meeting of shareholders and any other shareholder proposed business to be brought before such annual meeting of shareholders must be submitted to Marshall & Ilsley no later than January 25, 2008. Shareholder proposed nominations and other shareholder proposed business in respect of such annual meeting must be made in accordance with Marshall & Ilsley’s by-laws which provide, among other things, that shareholder proposed nominations must be accompanied by certain information concerning the nominee and the shareholder submitting the nomination, and that shareholder proposed business must be accompanied by certain information concerning the proposal and the shareholder submitting the proposal. If the transactions are not completed and the 2008 annual meeting of Marshal & Ilsley shareholders is held, to be considered for inclusion in the proxy statement solicited by the Marshall & Ilsley Board in respect of such meeting, shareholder proposals for consideration at such annual meeting of shareholders of Marshall & Ilsley must be received by Marshall & Ilsley at its principal executive offices, 770 North Water Street, Milwaukee, Wisconsin 53202 on or before November 17, 2007. Such proposals should be directed to Ms. Gina M. McBride, Vice President and Corporate Secretary. To avoid disputes as to the date of receipt, it is suggested that any shareholder proposal be submitted by certified mail, return receipt requested.

If the transactions are completed, the New Marshall & Ilsley 2008 annual meeting of shareholders is expected to be held on April 23, 2008. In accordance with New Marshall & Ilsley’s amended and restated by-laws, nominations, other than by or at the direction of the board of directors of New Marshall & Ilsley, of candidates for election as directors at the 2008 annual meeting of shareholders and any other shareholder proposed business to be brought before the 2008 annual meeting of shareholders must be submitted to New Marshall & Ilsley no later than January 25, 2008. Shareholder proposed nominations and other shareholder proposed business must be made in accordance with New Marshall & Ilsley’s amended and restated by-laws which provide, among other things, that shareholder proposed nominations must be accompanied by certain information concerning the nominee and the shareholder submitting the nomination, and that shareholder proposed business must be accompanied by certain information concerning the proposal and the shareholder submitting the proposal. To be considered for inclusion in the proxy statement solicited by the board of directors of New Marshall & Ilsley, shareholder proposals for consideration at the 2008 annual meeting of shareholders of New Marshall & Ilsley must be received by New Marshall & Ilsley at its principal executive offices, 770 North Water Street, Milwaukee, Wisconsin 53202 on or before November 17, 2007. Proposals should be directed to Ms. Gina M. McBride, Vice President and Corporate Secretary. To avoid disputes as to the date of receipt, it is suggested that any shareholder proposal be submitted by certified mail, return receipt requested.

If the transactions are completed, the New Metavante 2008 annual meeting of shareholders is expected to be held on [•]. In accordance with New Metavante’s amended and restated by-laws, nominations, other than by or at the direction of the board of directors of New Metavante, of candidates for election as directors at the 2008 annual meeting of shareholders and any other shareholder proposed business to be brought before the 2008 annual meeting of shareholders must be submitted to New Metavante no later than [•]. Shareholder proposed nominations and other shareholder proposed business must be made in accordance with New Metavante’s amended and restated by-laws which provide, among other things, that shareholder proposed nominations must be accompanied by certain information concerning the nominee and the shareholder submitting the nomination, and that shareholder proposed business must be accompanied by certain information concerning the proposal and the shareholder submitting the proposal. To be considered for inclusion in the proxy statement solicited by the board of directors of New Metavante, shareholder proposals for consideration at the 2008 annual meeting of shareholders of New Metavante must be received by New Metavante at its principal executive offices, 4900 West Brown Deer Road, Milwaukee, Wisconsin 53223 on or before [•]. Proposals should be directed to Mr. Navroz J. Daroga, the Secretary of New Metavante. To avoid disputes as to the date of receipt, it is suggested that any shareholder proposal be submitted by certified mail, return receipt requested.

DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS—INFORMATION STATEMENT

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, known as “householding,” potentially means extra convenience for shareholders and cost savings for companies. This year, a number of brokers with customers who are shareholders of Marshall & Ilsley will be “householding” the proxy materials unless contrary instructions have been received from the customers. Marshall & Ilsley will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus—information statement to any of their respective shareholders sharing an address to which only one copy was mailed. Requests for additional copies should be directed to:

Shareholder Relations

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7700

or

Morrow & Co., Inc.

470 West Avenue

Stamford, CT 06902

(800) 607-0088

Once a shareholder has received notice from his or her broker that the broker will be “householding” communications to the shareholder’s address, “householding” will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If, at any time, a shareholder no longer wishes to participate in “householding” and would prefer to receive separate copies of the proxy statement/prospectus—information statement, the shareholder should so notify his or her broker. Any shareholder who currently receives multiple copies of the proxy statement/prospectus—information statement at his or her address and would like to request “householding” of communications should contact his or her broker or, if shares are registered in the shareholder’s name, Marshall & Ilsley at the address or telephone number provided above.

WHERE YOU CAN FIND MORE INFORMATION

New Metavante has filed a registration statement on Form S-4 to register with the SEC the shares of New Metavante common stock to be issued in connection with the holding company merger. This document is a part of that registration statement and constitutes a prospectus of New Metavante in addition to being a proxy statement of Marshall & Ilsley for the special meeting of the Marshall & Ilsley shareholders. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Marshall & Ilsley (File No. 1-15403) files reports (including annual reports which contain audited financial statements), proxy statements and other information with the SEC. You may read and copy this information at the following locations of the SEC:

Public Reference Room 100 F Street, N.E. Room 1024 Washington, D.C. 20549	Northeast Regional Office 223 Broadway New York, New York 10279	Chicago Regional Office Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Marshall & Ilsley, that file information electronically with the SEC. The address of that site is http://www.sec.gov.

You can also request copies of this information from Marshall & Ilsley by making a request to:

Shareholder Relations

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7700

Marshall & Ilsley’s address on the world wide web is http://www.micorp.com. The information on these web sites is not a part of this document.

You can also inspect reports, proxy statements and other information about Marshall & Ilsley at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows Marshall & Ilsley to “incorporate by reference” information into this proxy statement/prospectus–information statement. This means that Marshall & Ilsley can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about Marshall & Ilsley and its financial condition. The information incorporated by reference is considered to be a part of this proxy statesmen/prospectus—information statement. Information that Marshall & Ilsley files later with the SEC will automatically update and supersede this information.

This document incorporates by reference the documents listed below that Marshall & Ilsley has previously filed with the SEC (excluding any portions of any such documents that are “furnished” but not “filed” for purposes of the Exchange Act). They contain important information about Marshall & Ilsley and its financial condition.

Marshall & Ilsley Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2006

Quarterly Report on Form 10-Q	First quarter ended March 31, 2007

Current Reports on Form 8-K	January 16, 2007 (reporting on item 8.01), February 12, 2007, April 4, 2007 April 9, 2007, April 24, 2007 and May 2, 2007

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

Additional documents that Marshall & Ilsley may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the closing date of the transactions are also incorporated by reference (excluding any portions of any such documents that are “furnished” but not “filed” for purposes of the Exchange Act). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

In deciding how to vote on the investment agreement and the transactions contemplated thereby, including the holding company merger and the New Metavante share issuance, you should rely only on the information contained or incorporated by reference in this proxy statement/prospectus—information statement. Marshall & Ilsley has not authorized any person to provide you with any information that is different from what is contained in this document. This document is dated [•], 2007. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing to you of this document nor the issuance to you of shares of Marshall & Ilsley common stock will create any implication to the contrary.

The website addresses referred to in this proxy statement/prospectus-information statement are for information only and are not intended to incorporate any information into this proxy statement/prospectus—information statement.

MARSHALL & ILSLEY CORPORATION

CONSOLIDATED BALANCE SHEETS (Unaudited)

($000’s except share data)

	March 31, 2007	December 31, 2006	March 31, 2006
Assets
Cash and cash equivalents:
Cash and due from banks	$1,084,659	$1,248,007	$1,017,005
Federal funds sold and security resale agreements	112,168	192,061	111,498
Money market funds	52,065	45,190	32,065

Total cash and cash equivalents	1,248,892	1,485,258	1,160,568

Interest bearing deposits at other banks	17,703	19,042	15,766

Investment securities:
Trading securities, at market value	117,297	36,249	40,373
Available for sale, at market value	7,079,653	6,977,853	6,039,645
Held to maturity, market value $460,310 ($507,909 December 31, 2006 and $603,665 March 31, 2006)	449,868	495,520	587,090

Total investment securities	7,646,818	7,509,622	6,667,108

Loans held for sale	268,951	300,677	159,117

Loans and leases:
Loans and leases, net of unearned income	41,985,690	41,634,340	35,076,693
Allowance for loan and lease losses	(423,084)	(420,610)	(368,760)

Net loans and leases	41,562,606	41,213,730	34,707,933

Premises and equipment, net	575,983	571,637	500,261
Goodwill and other intangibles	3,245,471	3,212,102	2,483,873
Accrued interest and other assets	1,964,944	1,918,189	1,669,993

Total Assets	$56,531,368	$56,230,257	$47,364,619

Liabilities and Shareholders’ Equity
Deposits:
Noninterest bearing	$5,391,832	$6,112,362	$4,999,788
Interest bearing	27,243,468	27,972,020	23,099,196

Total deposits	32,635,300	34,084,382	28,098,984

Federal funds purchased and security repurchase agreements	3,372,744	2,838,756	2,673,095
Other short-term borrowings	5,288,630	3,586,374	2,879,727
Accrued expenses and other liabilities	1,567,010	1,543,219	1,664,044
Long-term borrowings	7,313,758	8,026,155	7,185,939

Total liabilities	50,177,442	50,078,886	42,501,789

Shareholders’ equity:
Series A convertible preferred stock, $1.00 par value; 2,000,000 shares authorized	—	—	—
Common stock, $1.00 par value; 261,972,424 shares issued (261,972,424 shares at December 31, 2006 and 245,115,086 shares at March 31, 2006)	261,972	261,972	245,115
Additional paid-in capital	1,780,949	1,770,540	1,003,367
Retained earnings	4,531,426	4,383,642	3,954,037
Accumulated other comprehensive income, net of related taxes	(14,778)	(17,546)	(19,525)
Treasury stock, at cost: 5,196,118 shares (6,502,732 December 31, 2006 and 9,029,759 March 31, 2006)	(165,263)	(205,938)	(284,323)
Deferred compensation	(40,380)	(41,299)	(35,841)

Total shareholders’ equity	6,353,926	6,151,371	4,862,830

Total Liabilities and Shareholders’ Equity	$56,531,368	$56,230,257	$47,364,619

See notes to financial statements.

MARSHALL & ILSLEY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

($000’s except per share data)

	Three Months Ended March 31,
	2007	2006
Interest and fee income
Loans and leases	$783,153	$590,400
Investment securities:
Taxable	77,054	57,868
Exempt from federal income taxes	14,861	15,999
Trading securities	133	70
Short-term investments	3,808	3,565

Total interest and fee income	879,009	667,902

Interest expense
Deposits	290,025	198,779
Short-term borrowings	54,916	39,335
Long-term borrowings	143,758	104,655

Total interest expense	488,699	342,769

Net interest income	390,310	325,133
Provision for loan and lease losses	17,148	10,995

Net interest income after provision for loan and lease losses	373,162	314,138

Other income
Data processing services	356,373	342,980
Wealth management	60,706	52,799
Service charges on deposits	25,877	22,550
Gains on sale of mortgage loans	8,793	11,986
Other mortgage banking revenue	1,347	949
Net investment securities gains	1,584	1,130
Gains related to Firstsource	8,028	—
Life insurance revenue	7,520	6,966
Net derivative losses—discontinued hedges	—	(21,345)
Other	36,918	32,857

Total other income	507,146	450,872

Other expense
Salaries and employee benefits	297,123	277,403
Net occupancy	26,981	24,881
Equipment	32,344	32,939
Software expenses	18,781	17,438
Processing charges	30,837	27,013
Supplies and printing	7,857	6,122
Professional services	14,999	11,449
Shipping and handling	25,425	23,902
Amortization of intangibles	11,281	8,875
Metavante transaction costs	1,465	—
Other	85,874	75,111

Total other expense	552,967	505,133

Income before income taxes	327,341	259,877
Provision for income taxes	110,579	86,805

Net income	$216,762	$173,072

Net income per common share
Basic	$0.85	$0.74
Diluted	0.83	0.72

Dividends paid per common share	$0.270	$0.240

Weighted average common shares outstanding (000’s):
Basic	255,493	235,317
Diluted	261,330	240,343

See notes to financial statements.

MARSHALL & ILSLEY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

($000’s)

	Three Months Ended March 31,
	2007	2006
Net Cash Provided by Operating Activities	$208,958	$225,770

Cash Flows From Investing Activities:
Proceeds from sales of securities available for sale	8,449	5,449
Proceeds from maturities of securities available for sale	287,953	267,997
Proceeds from maturities of securities held to maturity	45,910	31,788
Purchases of securities available for sale	(363,136)	(382,317)
Net increase in loans	(388,796)	(1,196,779)
Purchases of assets to be leased	(74,120)	(36,680)
Principal payments on lease receivables	103,760	52,418
Purchases of premises and equipment, net	(25,029)	(27,858)
Acquisitions, net of cash and cash equivalents acquired	(46,617)	(1,462)
Other	4,542	(4,933)

Net cash used in investing activities	(447,084)	(1,292,377)

Cash Flows From Financing Activities:
Net (decrease) increase in deposits	(1,457,129)	437,890
Proceeds from issuance of commercial paper	1,993,136	901,035
Principal payments on commercial paper	(2,015,742)	(968,228)
Net increase in other short-term borrowings	301,429	44,827
Proceeds from issuance of long-term borrowings	1,598,615	750,000
Payments of long-term borrowings	(369,773)	(271,038)
Dividends paid	(68,978)	(56,374)
Purchases of common stock	—	(41,788)
Proceeds from exercise of stock options	22,802	19,101
Other	(2,600)	(2,601)

Net cash provided by financing activities	1,760	812,824

Net decrease in cash and cash equivalents	(236,366)	(253,783)

Cash and cash equivalents, beginning of year	1,485,258	1,414,351

Cash and cash equivalents, end of period	$1,248,892	$1,160,568

Supplemental cash flow information:
Cash paid during the period for:
Interest	$511,495	$344,307
Income taxes	14,078	9,408

See notes to financial statements.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements

March 31, 2007 & 2006 (Unaudited)

1.     The accompanying unaudited consolidated financial statements should be read in conjunction with Marshall & Ilsley Corporation’s (“M&I” or “Corporation”) Annual Report on Form 10-K for the year ended December 31, 2006. The unaudited financial information included in this report reflects all adjustments consisting of normal recurring accruals which are necessary for a fair statement of the financial position and results of operations as of and for the three months ended March 31, 2007 and 2006. The results of operations for the three months ended March 31, 2007 and 2006 are not necessarily indicative of results to be expected for the entire year.

2.	New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items generally on an instrument-by-instrument basis at fair value that are not currently required to be measured at fair value. SFAS 159 is intended to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 does not change requirements for recognizing and measuring dividend income, interest income, or interest expense. SFAS 159 is effective for the Corporation on January 1, 2008, although early adoption is permitted. The Corporation intends to adopt SFAS 159 on January 1, 2008 and continues to assess the impact, if any, SFAS 159 will have on the Corporation.

3.	Equity Investment in Firstsource Solutions Limited (“Firstsource”)

As of December 31, 2006, the Corporation’s wholly-owned subsidiary, Metavante, owned a 24% interest in Firstsource. Firstsource is an India-based provider of business process outsourcing solutions. This investment is accounted for using the equity method of accounting. During February 2007, Firstsource offered 60,000,000 new shares of common stock at $1.45 per share in a public offering that yielded $86.9 million of cash proceeds to Firstsource. This issuance of new shares of common stock diluted Metavante’s ownership percentage to approximately 21%. Under the provisions of Staff Accounting Bulletin No. 51, Accounting for Sales of Stock by a Subsidiary (“SAB 51”), when an investee issues shares of its common stock, the investor should recognize a gain or loss in the same manner as if the investor had sold a portion of its investment. The resulting gain or loss can be recognized in the consolidated income statements or reflected as a capital transaction in consolidated shareholders’ equity, at the option of the Corporation, and the accounting treatment selected is to be followed consistently for all future gains or losses. The Corporation has elected to recognize the resulting gain of $8.0 million in the consolidated statement of income. All future SAB 51 gains or losses will be recognized in the consolidated statement of income. Deferred income taxes have been provided on the gain.

4.	Adoption of SAB 108

The Corporation elected early application of Staff Accounting Bulletin No. 108 (“SAB 108”) during the third quarter of 2006. In accordance with SAB 108, the Corporation adjusted its opening financial position for 2006 and the results of operations for the first and second quarter of 2006 to reflect a change in its hedge accounting under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”).

The Corporation utilizes interest rate swaps to hedge its risk in connection with certain financial instruments. The Corporation had applied hedge accounting under SFAS 133 to these transactions from inception. Due to the recent expansion of certain highly technical interpretations of SFAS 133, specifically hedge

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

designation under the “matched-term” method, interest rate swaps designated as fair value hedges with an aggregate notional amount of $1,387.6 million and negative fair value of $37.5 million and interest rate swaps designated as cash flow hedges with an aggregate notional amount of $1,300.0 million and negative fair value of $37.3 million at March 31, 2006 did not qualify for hedge accounting. As a result, any fluctuation in the fair value of the derivatives should have been recorded through the income statement with no corresponding offset to the hedged items, or accumulated other comprehensive income.

The cumulative effect of adjusting the reported carrying amount of the assets, liabilities and accumulated other comprehensive income at January 1, 2006 resulted in a decrease to retained earnings of $34.2 million and reduced the net loss in accumulated other comprehensive income by $16.2 million. In aggregate total Shareholders’ Equity was reduced by $18.0 million. For the three months ended March 31, 2006 net derivative losses—discontinued hedges amounted to $21.3 million.

The aggregate impact of the adjustments is summarized below (dollars in thousands, except per share data):

As of and for the Three Months ended March 31, 2006	Previously Reported	Adjustment	As Adjusted
Loans and leases, net of unearned income	$35,033,614	$43,079	$35,076,693
Accrued interest and other assets	1,683,034	(13,041)	1,669,993
Total deposits	28,093,163	5,821	28,098,984
Accrued expenses and other liabilities	1,616,073	47,971	1,664,044
Retained earnings	4,002,008	(47,971)	3,954,037
Accumulated other comprehensive (loss)income, net of related taxes	(43,742)	24,217	(19,525)
Net interest income	$324,580	$553	$325,133
Net derivative losses—discontinued hedges	—	(21,345)	(21,345)
Other income	33,410	(553)	32,857
Income before income taxes	281,222	(21,345)	259,877
Provision for income taxes	94,454	(7,649)	86,805
Net income	186,768	(13,696)	173,072

Net income per common share:
Basic	$0.79	$(0.05)	$0.74
Diluted	0.78	(0.06)	0.72

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

5.	Comprehensive Income

The following tables present the Corporation’s comprehensive income ($000’s):

	Three Months Ended March 31, 2007
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net income			$216,762

Other comprehensive income:
Unrealized gains (losses) on available for sale investment securities:
Arising during the period	$17,652	$(6,247)	11,405
Reclassification for securities transactions included in net income	(615)	215	(400)

Total unrealized gains (losses) on available for sale investment securities	17,037	(6,032)	11,005

Net gains (losses) on derivatives hedging variability of cash flows:
Arising during the period	(6,182)	2,163	(4,019)
Reclassification adjustments for hedging activities included in net income	(5,948)	2,082	(3,866)

Total net gains (losses) on derivatives hedging variability of cash flows	(12,130)	4,245	(7,885)

Unrealized gains (losses) on funded status of defined benefit postretirement plan:
Arising during the period	—	—	—
Reclassification for amortization of actuarial loss and prior service credit amortization included in net income	(559)	207	(352)

Total unrealized gains (losses) on funded status of defined benefit postretirement plan	(559)	207	(352)

Other comprehensive income			2,768

Total comprehensive income			$219,530

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

	Three Months Ended March 31, 2006
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Net income			$173,072

Other comprehensive income:
Unrealized gains (losses) on available for sale investment securities:
Arising during the period	$(15,924)	$5,596	(10,328)
Reclassification for securities transactions included in net income	(448)	157	(291)

Total unrealized gains (losses) on available for sale investment securities	(16,372)	5,753	(10,619)

Net gains (losses) on derivatives hedging variability of cash flows:
Arising during the period	46,372	(16,230)	30,142
Reclassification adjustments for hedging activities included in net income	(2,702)	945	(1,757)

Total net gains (losses) on derivatives hedging variability of cash flows	43,670	(15,285)	28,385

Other comprehensive income			17,766

Total comprehensive income			$190,838

6.	Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted per share computations are as follows (dollars and shares in thousands, except per share data):

	Three Months Ended March 31, 2007
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic Earnings Per Share:
Income Available to Common Shareholders	$216,762	255,493	$0.85

Effect of Dilutive Securities:
Stock Options, Restricted Stock and Other Plans	—	5,837

Diluted Earnings Per Share:
Income Available to Common Shareholders	$216,762	261,330	$0.83

	Three Months Ended March 31, 2006
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic Earnings Per Share:
Income Available to Common Shareholders	$173,072	235,317	$0.74

Effect of Dilutive Securities:
Stock Options, Restricted Stock and Other Plans	—	5,026

Diluted Earnings Per Share:
Income Available to Common Shareholders	$173,072	240,343	$0.72

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

Options to purchase shares of common stock not included in the computation of diluted net income per share because the stock options were antidilutive are as follows (shares in thousands):

	Three Months Ended March 31,
	2007	2006
Shares	3,637	118
Price Range	$47.58 - $48.90	$43.31 - $47.02

7.	Business Combinations

The following acquisition, which is not considered to be a material business combination, was completed during the first quarter of 2007:

On January 17, 2007, Metavante acquired all of the outstanding stock of Valutec Card Solutions, Inc. (“Valutec”) for $41.0 million in cash. Valutec provides closed-loop, in-store gift and loyalty card solutions for small and medium-sized businesses, including hosted account management, reporting capabilities, plastic card design and production, along with card program merchandising products. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $34.1 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 7.0 years amounted to $8.2 million. The goodwill and intangibles resulting from this acquisition are not deductible for tax purposes.

Recently completed acquisitions

On April 20, 2007, the Corporation completed the acquisition of North Star Financial Corporation (“North Star”) of Chicago, Illinois. Total consideration in this transaction amounted to $21.0 million, consisting of 441,580 shares of M&I common stock valued at $47.55 per common share. North Star and its subsidiaries provide a variety of wealth management services through personal and other trusts. In addition, North Star offers a variety of other products and services including land trusts, 1031 exchanges for both real and personal property and ESOP services, including consultative services relating to the transfer of small-business stock ownership. North Star’s businesses will be integrated with the Corporation’s Wealth Management unit.

On April 1, 2007, the Corporation completed its acquisition of United Heritage Bankshares of Florida, Inc. (“United Heritage”). United Heritage Bank, with $791.3 million in assets as of March 31, 2007, has 13 branches in the metropolitan Orlando area. Total consideration in this transaction amounted to approximately $219.6 million, consisting of 4,410,647 shares of M&I common stock valued at $204.3 million and the exchange of vested stock options valued at approximately $15.3 million. The current United Heritage Bank branches will become M&I Marshall & Ilsley Bank (“M&I Bank”) branches.

Recent acquisition activity

On April 30, 2007, the Corporation and Excel Bank Corporation (“Excel”) amended and restated its merger agreement dated February 9, 2007 to provide that Excel shareholders will receive $13.97 in cash for each share of Excel common stock. Outstanding options to acquire Excel common stock will be converted into options to acquire shares of the Corporation’s common stock. Excel, with $615 million in consolidated assets as of December 31, 2006, has four branches in the greater Minneapolis/St. Paul, Minnesota metropolitan area. The transaction is expected to close in the third quarter of 2007.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

8.	Investment Securities

Selected investment securities, by type, held by the Corporation were as follows ($000’s):

	March 31, 2007	December 31, 2006	March 31, 2006
Investment securities available for sale:
U.S. treasury and government agencies	$5,558,054	$5,466,369	$4,708,218
States and political subdivisions	838,393	824,015	719,194
Mortgage backed securities	107,362	114,467	110,252
Other	575,844	573,002	501,981

Total	$7,079,653	$6,977,853	$6,039,645

Investment securities held to maturity:
States and political subdivisions	$448,368	$494,020	$585,090
Other	1,500	1,500	2,000

Total	$449,868	$495,520	$587,090

The following table provides the gross unrealized losses and fair value, aggregated by investment category and the length of time the individual securities have been in a continuous unrealized loss position, at March 31, 2007 ($000’s):

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. treasury and government agencies	$255,555	$500	$3,073,457	$54,711	$3,329,012	$55,211
States and political subdivisions	142,622	1,138	68,335	1,021	210,957	2,159
Mortgage backed securities	375	3	76,049	1,405	76,424	1,408
Other	1,592	8	400	64	1,992	72

Total	$400,144	$1,649	$3,218,241	$57,201	$3,618,385	$58,850

The investment securities in the above table were temporarily impaired at March 31, 2007. This temporary impairment represents the amount of loss that would have been realized if the investment securities had been sold on March 31, 2007. The temporary impairment in the investment securities portfolio is predominantly the result of increases in market interest rates since the investment securities were acquired and not from deterioration in the creditworthiness of the issuer. At December 31, 2006, total unrealized losses on investment securities that had been in a continuous loss position for less than twelve months amounted to $2,079 and total unrealized losses on investment securities that had been in a continuous loss position for more than twelve months amounted to $72,284. At March 31, 2007, the Corporation had the ability and intent to hold these temporarily impaired investment securities until a recovery of fair value, which may be maturity.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

9.	Loans and Leases

The Corporation’s loan and lease portfolio, including loans held for sale, consisted of the following ($000’s):

	March 31, 2007	December 31, 2006	March 31, 2006
Commercial, financial and agricultural	$12,305,995	$12,050,963	$10,244,761
Cash flow hedging instruments at fair value	(2,228)	(2,773)	(4,141)

Commercial, financial and agricultural	12,303,767	12,048,190	10,240,620

Real estate:
Construction	6,293,881	6,088,206	4,054,364
Residential mortgage	6,501,063	6,328,478	5,370,353
Home equity loans and lines of credit	4,213,109	4,342,362	4,606,136
Commercial mortgage	10,904,417	10,965,607	8,819,281

Total real estate	27,912,470	27,724,653	22,850,134
Personal	1,352,334	1,458,594	1,518,828
Lease financing	686,070	703,580	626,228

Total loans and leases	$42,254,641	$41,935,017	$35,235,810

10.	Financial Asset Sales

During the first quarter of 2007, the Corporation sold automobile loans with principal balances of $116.6 million in securitization transactions. The Corporation recognized net losses of $0.2 million from the sale and securitization of auto loans for the three months ended March 31, 2007. Other income associated with auto securitizations, primarily servicing income, amounted to $1.8 million in the current quarter.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the quarter were as follows (rate per annum):

Prepayment speed (CPR)	15-41%
Weighted average life (in months)	22.6
Expected credit losses (based on original balance)	0.50-1.53%
Residual cash flow discount rate	12.0%
Variable returns to transferees	Forward one-month LIBOR yield curve

At March 31, 2007, securitized automobile loans and other automobile loans managed together with them, along with delinquency and credit loss information consisted of the following ($000’s):

	Securitized	Portfolio	Total Managed
Loan balances	$936,260	$122,912	$1,059,172
Principal amounts of loans 60 days or more past due	2,672	368	3,040
Net credit losses year to date	2,088	130	2,218

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

11.	Goodwill and Other Intangibles

The changes in the carrying amount of goodwill for the three months ended March 31, 2007 were as follows ($000’s):

	Banking	Metavante	Others	Total
Goodwill balance as of January 1, 2007	$1,425,197	$1,330,276	$29,056	$2,784,529
Goodwill acquired during the period	—	34,125	—	34,125
Purchase accounting adjustments	(2,971)	10,030	231	7,290

Goodwill balance as of March 31, 2007	$1,422,226	$1,374,431	$29,287	$2,825,944

Goodwill acquired during the first quarter of 2007 for the Metavante segment included initial goodwill of $34.1 million for the acquisition of Valutec. Purchase accounting adjustments for the Metavante segment represent adjustments made to the initial estimates of fair value associated with the acquisition of VICOR, Inc. In addition, purchase accounting adjustments for the Metavante segment included total earnout payments of $8.0 million related to the acquisitions of Advanced Financial Solutions, Inc., Printing for Systems, Inc. and AdminiSource Corporation. Purchase accounting adjustments for the Banking segment and Others segment included adjustments primarily related to the 2006 acquisition of Gold Banc Corporation, Inc.

At March 31, 2007, the Corporation’s other intangible assets consisted of the following ($000’s):

	March 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Other intangible assets
Core deposit intangible	$207,805	$100,043	$107,762
Data processing contract rights/customer lists	362,692	65,087	297,605
Trust customers	6,750	2,102	4,648
Tradename	8,000	1,067	6,933
Other Intangibles	1,250	759	491

	$586,497	$169,058	$417,439

Mortgage loan servicing rights			$2,088

Amortization expense of other acquired intangible assets for the three months ended March 31, 2007 and 2006 amounted to $11.0 million and $8.5 million, respectively. Amortization of mortgage servicing rights amounted to $0.3 million and $0.4 million for the three months ended March 31, 2007 and 2006, respectively.

The estimated amortization expense of other intangible assets and mortgage loan servicing rights for the next five annual fiscal years are ($000’s):

2008	$45,256
2009	41,932
2010	39,390
2011	37,488
2012	35,894

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

12.	Deposits

The Corporation’s deposit liabilities consisted of the following ($000’s):

	March 31, 2007	December 31, 2006	March 31, 2006
Noninterest bearing demand	$5,391,832	$6,112,362	$4,999,788

Savings and NOW	12,527,061	12,081,260	10,265,749

CD’s $100,000 and over	7,259,797	7,841,499	7,018,466
Cash flow hedge-Institutional CDs	3,638	(970)	(17,653)

Total CD’s $100,000 and over	7,263,435	7,840,529	7,000,813

Other time deposits	4,807,479	4,821,233	3,602,642
Foreign deposits	2,645,493	3,228,998	2,229,992

Total deposits	$32,635,300	$34,084,382	$28,098,984

13.	Income Taxes

Effective January 1, 2007, the Corporation adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, and there was no effect on the consolidated financial statements. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of the date of adoption the total amount of unrecognized tax benefits was $92.1 million, of which $71.8 million related to benefits that, if recognized, would impact the annual effective tax rate. Upon adoption of FIN 48, the Corporation changed its policy to include interest and penalties related to income tax liabilities in income tax expense. Prior to adoption of FIN 48, the Corporation recorded interest and penalties related to income tax liabilities to other expense, a component of Income Before Income Taxes. Included in the total liability for unrecognized tax benefits as of the date of adoption is $6.8 million of interest and no penalties.

The Corporation, along with its subsidiaries, files income tax returns in the U.S. and various state jurisdictions. With limited exceptions, the Corporation is no longer subject to examinations by federal and state taxing authorities for taxable years before 2003.

The Corporation anticipates it is reasonably possible within 12 months of the adoption date that unrecognized tax benefits could be reduced up to approximately $22 million. The reduction would principally result from settlements with taxing authorities as it relates to the tax benefits associated with a 2002 stock issuance.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

14.	Derivative Financial Instruments and Hedging Activities

The following is an update of the Corporation’s use of derivative financial instruments and its hedging activities as described in its Annual Report on Form 10-K for the year ended December 31, 2006. There were no significant new hedging strategies employed during the three months ended March 31, 2007.

Trading Instruments and Other Free Standing Derivatives

Loan commitments accounted for as derivatives are not material to the Corporation and the Corporation does not employ any formal hedging strategies for these commitments.

Trading and free-standing derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting under SFAS 133. They are carried at fair value with changes in fair value recorded as a component of other noninterest income.

At March 31, 2007, free standing interest rate swaps consisted of $2.6 billion in notional amount of receive fixed / pay floating with an aggregate negative fair value of $3.5 million and $1.7 billion in notional amount of pay fixed / receive floating with an aggregate positive fair value of $5.8 million.

At March 31, 2007, interest rate caps purchased amounted to $17.5 million in notional amount with an immaterial fair value and interest rate caps sold amounted to $17.5 million in notional amount with an immaterial fair value.

At March 31, 2007, the notional value of interest rate futures designated as trading was $3.3 billion with a positive fair value of $0.1 million.

The following table presents additional information with respect to fair value hedges.

Fair Value Hedges

March 31, 2007

Hedged Item	Hedging Instrument	Notional Amount ($ in mil)	Fair Value ($ in mil)	Weighted Average Remaining Term (Yrs)
Fair Value Hedges that Qualify for Shortcut Accounting
Fixed Rate Bank Notes	Receive Fixed Swap	$390.9	$(11.6)	8.1

Other Fair Value Hedges
Fixed Rate Bank Notes	Receive Fixed Swap	$125.0	$(3.9)	9.3
Institutional CDs	Receive Fixed Swap	50.0	0.2	29.2
Callable CDs	Receive Fixed Swap	9.9	(0.0)	7.7

The impact from fair value hedges to total net interest income for the three months ended March 31, 2007 was a negative $0.9 million. The impact to net interest income due to ineffectiveness was not material.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

The following table summarizes the Corporation’s cash flow hedges.

Cash Flow Hedges

March 31, 2007

Hedged Item	Hedging Instrument	Notional Amount ($ in mil)	Fair Value ($ in mil)	Weighted Average Remaining Term (Yrs)
Cash Flow Hedges that Qualify for Shortcut Accounting
Floating Rate Bank Notes	Pay Fixed Swap	$125.0	$0.1	0.1

Other Cash Flow Hedges
Variable Rate Loans	Receive Fixed Swap	$100.0	$(2.2)	1.3
Institutional CDs	Pay Fixed Swap	1,725.0	(3.6)	1.5
Federal Funds Purchased	Pay Fixed Swap	150.0	(0.0)	0.7
FHLB Advances	Pay Fixed Swap	1,410.0	0.1	3.9
Floating Rate Bank Notes	Pay Fixed Swap	550.0	(4.4)	2.7

The impact to total net interest income from cash flow hedges, including amortization of terminated cash flow hedges for the three months ended March 31, 2007 was a positive $5.9 million. For the three months ended March 31, 2007, the impact due to ineffectiveness was not material.

For the three months ended March 31, 2006, the total effect on net interest income resulting from derivative financial instruments was a positive $4.1 million, including the amortization of terminated derivative financial instruments.

15.	Postretirement Health Plan

The Corporation sponsors a defined benefit health plan that provides health care benefits to eligible current and retired employees. Eligibility for retiree benefits is dependent upon age, years of service, and participation in the health plan during active service. The plan is contributory and in 1997 and 2002 the plan was amended. Employees hired or retained from mergers after September 1, 1997 will be granted access to the Corporation’s plan upon becoming an eligible retiree; however, such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and coinsurance.

Net periodic postretirement benefit cost for the three months ended March 31, 2007 and 2006 included the following components ($000’s):

	Three Months Ended March 31,
	2007	2006
Service cost	$434	$570
Interest cost on APBO	1,061	1,022
Expected return on plan assets	(355)	(232)
Prior service amortization	(680)	(680)
Actuarial loss amortization	121	379

Net periodic postretirement benefit cost	$581	$1,059

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

Benefit payments and expenses, net of participant contributions, for the three months ended March 31, 2007 amounted to $1.1 million.

The funded status, which is the accumulated postretirement benefit obligation net of fair value of plan assets, as of March 31, 2007 is as follows ($000’s):

Total funded status, December 31, 2006	$(50,309)
Service cost	(434)
Interest cost on APBO	(1,061)
Expected return on plan assets	355
Employer contributions/payments	8,115
Expected subsidy (Medicare Part D)	(192)

Total funded status, March 31, 2007	$(43,526)

16.	Segments

Generally, the Corporation organizes its segments based on legal entities. Each entity offers a variety of products and services to meet the needs of its customers and the particular market served. Each entity has its own president and is separately managed subject to adherence to corporate policies. Discrete financial information is reviewed by senior management to assess performance on a monthly basis. Certain segments are combined and consolidated for purposes of assessing financial performance.

The following represents the Corporation’s operating segments as of and for the three months ended March 31, 2007 and 2006. During 2006, the Corporation transferred the residential and commercial mortgage banking reporting units, which were previously included in other business operations, to the Banking segment. Segment information for all periods presented has been adjusted for these transfers. There have not been any other changes to the way the Corporation organizes its segments.

For the three months ended March 31, 2007, Metavante transaction costs of $1.5 million and for the three months ended March 31, 2006, Net derivative losses of $21.3 million are not included in segment income, but are reported in Reclassifications and Eliminations in the following tables. Management does not include these items when assessing the financial results of the segment operations.

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

Fees—intercompany represent intercompany revenue charged to other segments for providing certain services. Expenses—intercompany represent fees charged by other segments for certain services received. For each segment, Expenses—intercompany are not the costs of that segment’s reported intercompany revenues. Intrasegment revenues, expenses and assets have been eliminated ($ in millions):

	Three Months Ended March 31, 2007
	Banking	Metavante	Others	Corporate Overhead	Reclass- ifications & Eliminations	Consolidated
Net interest income	$397.4	$(7.3)	$5.4	$(8.3)	$3.1	$390.3

Other income
Fees—external	80.5	356.9	61.7	—	—	499.1
Fees—internal
Fees—intercompany	18.1	27.3	1.7	28.5	(75.6)	—
Float income—intercompany	—	3.1	—	—	(3.1)	—

Total other income	98.6	387.3	63.4	28.5	(78.7)	499.1

Gains related to Firstsource	—	8.0	—	—	—	8.0

Other expense
Expenses—other	191.0	297.5	37.2	26.1	1.2	553.0
Expenses—intercompany	46.3	13.5	13.9	1.6	(75.3)	—

Total other expense	237.3	311.0	51.1	27.7	(74.1)	553.0
Provision for loan and lease losses	16.8	—	0.3	—	—	17.1

Income (loss) before taxes	241.9	77.0	17.4	(7.5)	(1.5)	327.3
Income tax expense (benefit)	79.4	27.7	6.4	(2.8)	(0.2)	110.5

Segment income (loss)	$162.5	$49.3	$11.0	$(4.7)	$(1.3)	$216.8

Identifiable assets	$53,617.1	$3,059.8	$822.8	$1,008.7	$(1,977.0)	$56,531.4

Return on average equity	12.5%	15.5%	18.0%			14.1%

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

	Three Months Ended March 31, 2006
	Banking	Metavante	Others	Corporate Overhead	Reclass- ifications & Eliminations	Consolidated
Net interest income	$330.7	$(8.3)	$3.6	$(4.1)	$3.2	$325.1

Other income
Fees—external	73.7	343.0	53.4	2.1	(21.3)	450.9
Fees—internal
Fees—intercompany	16.1	24.8	1.5	25.0	(67.4)	—
Float income—intercompany	—	3.2	—	—	(3.2)	—

Total other income	89.8	371.0	54.9	27.1	(91.9)	450.9

Other expense
Expenses—other	163.7	296.0	34.3	12.2	(1.1)	505.1
Expenses—intercompany	40.4	12.6	11.1	2.2	(66.3)	—

Total other expense	204.1	308.6	45.4	14.4	(67.4)	505.1
Provision for loan and lease losses	10.5	—	0.5	—	—	11.0

Income (loss) before taxes	205.9	54.1	12.6	8.6	(21.3)	259.9
Income tax expense (benefit)	67.8	19.6	4.6	2.4	(7.6)	86.8

Segment income (loss)	$138.1	$34.5	$8.0	$6.2	$(13.7)	$173.1

Identifiable assets	$44,666.9	$2,797.5	$687.7	$766.6	$(1,554.1)	$47,364.6

Return on average equity	14.5%	13.0%	16.0%			14.6%

Total revenue, which consists of net interest income plus total other income, by type in Others consisted of the following ($ in millions):

	Three Months Ended March 31,
	2007	2006
Trust Services	$52.2	$46.0
Capital Markets	1.8	0.6
Brokerage and Insurance	9.2	7.3
Commercial Leasing	4.6	3.1
Others	1.0	1.5

Total	$68.8	$58.5

17.	Subsequent Events

On April 3, 2007, the Corporation announced its plan to separate Marshall & Ilsley Corporation and Metavante Corporation into two separate publicly held companies.

Under an investment agreement with Warburg Pincus, a global private equity investor, Warburg Pincus has agreed to invest $625 million to acquire an equity stake of 25 percent in Metavante Corporation. Marshall & Ilsley Corporation shareholders will own 75 percent of the shares of Metavante Corporation. This plan will be

MARSHALL & ILSLEY CORPORATION

Notes to Financial Statements—(Continued)

March 31, 2007 & 2006 (Unaudited)

implemented through the spin-off of Marshall & Ilsley Corporation and is intended to be tax-free to Marshall & Ilsley Corporation and its shareholders. In connection with the plan, approximately $1.75 billion of new Metavante Corporation debt will be arranged.

Upon completion of the transaction, shareholders will receive one share of the New Marshall & Ilsley Corporation stock for each one share of Marshall & Ilsley Corporation stock held and one share of Metavante Corporation stock for every three shares of Marshall & Ilsley Corporation stock held.

Marshall & Ilsley Corporation’s board of directors has unanimously approved the investment agreement and related transactions and has recommended its approval by Marshall & Ilsley Corporation’s shareholders. Under the investment agreement with Warburg Pincus, the closing of the transaction, which is currently expected to occur in the fourth quarter of 2007, is contingent upon satisfaction of various closing conditions. The conditions include approval of Marshall & Ilsley Corporation’s shareholders, who will be asked to vote on the proposed transactions at a special meeting that will be held on a date to be announced, obtaining a favorable ruling from the Internal Revenue Service, and other regulatory approvals.

On April 24, 2007, the Corporation announced that its Board of Directors increased the quarterly cash dividend on the Corporation’s common stock 14.8 percent to $0.31 per common share from $0.27 per common share.

On April 26, 2007, the Corporation announced that it had repurchased 3.25 million shares of its common stock or approximately 1.2 percent of its outstanding common stock. The shares of common stock were purchased through an accelerated share repurchase program at $48.03 per share for a total cost of approximately $156.1 million. Under the accelerated share repurchase program agreement, after a period not expected to exceed sixty days, the Corporation may receive or be required to pay a price adjustment based on an adjusted weighted average price as defined in the accelerated share repurchase program agreement. Any price adjustment may be settled in cash or shares of common stock at the Corporation’s option. After the repurchase approximately 8.75 million shares remain available under prior repurchase authorizations by the Corporation’s Board of Directors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marshall & Ilsley Corporation:

We have audited the accompanying consolidated balance sheets of Marshall & Ilsley Corporation and subsidiaries (the “Corporation”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marshall & Ilsley Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Corporation’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 23, 2007

MARSHALL & ILSLEY CORPORATION

Consolidated Balance Sheets

December 31 ($000’s except share data)

	2006	2005
Assets
Cash and Cash Equivalents:
Cash and Due from Banks	$1,248,007	$1,155,263
Federal Funds Sold and Security Resale Agreements	192,061	209,869
Money Market Funds	45,190	49,219

Total Cash and Cash Equivalents	1,485,258	1,414,351

Interest Bearing Deposits at Other Banks	19,042	40,659

Investment Securities:
Trading Securities, at Market Value	36,249	29,779
Available for Sale, at Market Value	6,977,853	5,701,703
Held to Maturity, Market Value $507,909 ($638,135 in 2005)	495,520	618,554

Total Investment Securities	7,509,622	6,350,036
Loans Held for Sale	300,677	277,847

Loans and Leases:
Loans and Leases, Net of Unearned Income of $124,869 ($107,244 in 2005)	41,634,340	33,889,066
Less: Allowance for Loan and Lease Losses	420,610	363,769

Net Loans and Leases	41,213,730	33,525,297
Premises and Equipment, Net	571,637	490,687
Goodwill and Other Intangibles	3,212,102	2,461,461
Accrued Interest and Other Assets	1,918,189	1,652,379

Total Assets	$56,230,257	$46,212,717

Liabilities and Shareholders’ Equity
Deposits:
Noninterest Bearing	$6,112,362	$5,525,019
Interest Bearing	27,972,020	22,149,202

Total Deposits	34,084,382	27,674,221
Short-term Borrowings	6,425,130	5,626,734
Accrued Expenses and Other Liabilities	1,543,219	1,507,621
Long-term Borrowings	8,026,155	6,668,670

Total Liabilities	50,078,886	41,477,246

Shareholders’ Equity:
Series A Convertible Preferred Stock, $1.00 par value, 2,000,000 Shares Authorized	—	—
Common Stock, $1.00 par value, 700,000,000 Shares Authorized; 261,972,424 Shares Issued (244,587,222 Shares in 2005)	261,972	244,587
Additional Paid-in Capital	1,770,540	970,739
Retained Earnings	4,383,642	3,871,614
Accumulated Other Comprehensive Income, Net of Related Taxes	(17,546)	(37,291)
Less: Treasury Stock, at Cost: 6,502,732 Shares (9,148,493 in 2005)	205,938	277,423
Deferred Compensation	41,299	36,755

Total Shareholders’ Equity	6,151,371	4,735,471

Total Liabilities and Shareholders’ Equity	$56,230,257	$46,212,717

The accompanying notes are an integral part of the Consolidated Financial Statements.

MARSHALL & ILSLEY CORPORATION

Consolidated Statements of Income

Years ended December 31 ($000’s except share data)

	2006	2005	2004
Interest and Fee Income
Loans and Leases	$2,856,043	$1,959,063	$1,432,754
Investment Securities:
Taxable	277,938	214,537	200,107
Exempt from Federal Income Taxes	61,769	64,127	58,826
Trading Securities	614	229	271
Short-term Investments	16,136	8,675	2,397

Total Interest and Fee Income	3,212,500	2,246,631	1,694,355

Interest Expense
Deposits	1,058,713	544,920	276,102
Short-term Borrowings	186,863	106,333	61,256
Long-term Borrowings	476,625	330,144	196,440

Total Interest Expense	1,722,201	981,397	533,798

Net Interest Income	1,490,299	1,265,234	1,160,557
Provision for Loan and Lease Losses	50,551	44,795	37,963

Net Interest Income After Provision for Loan and Lease Losses	1,439,748	1,220,439	1,122,594

Other Income
Data Processing Services	1,382,658	1,185,024	934,128
Wealth Management	221,554	191,720	175,119
Service Charges on Deposits	99,597	93,953	98,882
Gains on Sale of Mortgage Loans	47,281	47,138	28,936
Other Mortgage Banking Revenue	5,121	3,350	5,737
Net Investment Securities Gains	9,701	45,514	35,336
Life Insurance Revenue	29,134	27,079	27,254
Net Derivative Losses—Discontinued Hedges	(18,449)	—	—
Other	138,824	122,481	112,538

Total Other Income	1,915,421	1,716,259	1,417,930

Other Expense
Salaries and Employee Benefits	1,210,107	1,074,758	919,431
Net Occupancy	103,184	88,656	77,209
Equipment	140,863	126,942	115,650
Software Expenses	70,681	57,987	50,021
Processing Charges	110,050	62,646	52,239
Supplies and Printing	25,634	23,933	23,581
Professional Services	60,653	53,641	43,763
Shipping and Handling	90,346	72,201	67,772
Amortization of Intangibles	45,373	31,103	27,852
Other	302,646	287,177	251,166

Total Other Expense	2,159,537	1,879,044	1,628,684

Income Before Income Taxes	1,195,632	1,057,654	911,840
Provision for Income Taxes	387,794	351,464	305,987

Net Income	$807,838	$706,190	$605,853

Net Income Per Common Share
Basic	$3.24	$3.06	$2.72
Diluted	3.17	2.99	2.66

The accompanying notes are an integral part of the Consolidated Financial Statements.

MARSHALL & ILSLEY CORPORATION

Consolidated Statements of Cash Flows

Years ended December 31 ($000’s)

	2006	2005	2004
Cash Flows From Operating Activities:
Net Income	$807,838	$706,190	$605,853
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	171,093	202,353	192,070
Provision for Loan and Lease Losses	50,551	44,795	37,963
Provision (Benefit) for Deferred Taxes	47,299	(15,545)	2,361
Stock–based Compensation Expense	39,775	37,243	36,280
Excess Tax Benefit from Stock-based Compensation Arrangements	(11,430)	(8,882)	(11,155)
Gains on Sales of Assets	(32,771)	(111,450)	(34,356)
Proceeds from Sales of Trading Securities and Loans Held for Sale	12,599,298	9,180,578	7,723,357
Purchases of Trading Securities and Loans Held for Sale	(12,282,292)	(9,136,336)	(7,513,518)
Other	(544,465)	(262,767)	(42,577)

Total Adjustments	37,058	(70,011)	390,425

Net Cash Provided by Operating Activities	844,896	636,179	996,278

Cash Flows From Investing Activities:
Proceeds from Sales of Securities Available for Sale	609,008	104,280	12,467
Proceeds from Maturities of Securities Available for Sale	1,193,940	1,260,242	1,265,998
Proceeds from Maturities of Securities Held to Maturity	124,286	108,554	94,907
Purchases of Securities Available for Sale	(2,229,324)	(1,792,054)	(1,775,775)
Net Increase in Loans	(3,957,011)	(4,545,258)	(4,571,125)
Purchases of Assets to be Leased	(260,939)	(281,991)	(215,578)
Principal Payments on Lease Receivables	234,445	226,504	291,608
Purchases of Premises and Equipment, Net	(104,911)	(93,624)	(80,428)
Acquisitions, Net of Cash and Cash Equivalents Acquired	(130,385)	(94,399)	(1,012,100)
Other	5,747	(15,390)	25,142

Net Cash Used in Investing Activities	(4,515,144)	(5,123,136)	(5,964,884)

Cash Flows From Financing Activities:
Net Increase in Deposits	2,701,936	1,295,837	4,200,843
Proceeds from Issuance of Commercial Paper	5,326,917	5,310,137	6,442,232
Principal Payments on Commercial Paper	(5,185,918)	(5,241,685)	(6,534,320)
Net (Decrease) Increase in Other Short-term Borrowings	(106,539)	1,029,234	(1,584,827)
Proceeds from Issuance of Long-term Borrowings	2,448,752	3,279,779	3,040,500
Payment of Long-term Borrowings	(1,225,554)	(604,735)	(455,829)
Dividends Paid	(261,535)	(214,788)	(179,855)
Purchases of Common Stock	(41,791)	—	(98,385)
Proceeds from the Issuance of Common Stock	84,042	60,911	206,666
Excess Tax Benefit from Stock-based Compensation Arrangements	11,430	8,882	11,155
Other	(10,585)	(10,402)	(3,062)

Net Cash Provided by Financing Activities	3,741,155	4,913,170	5,045,118

Net Increase in Cash and Cash Equivalents	70,907	426,213	76,512
Cash and Cash Equivalents, Beginning of Year	1,414,351	988,138	911,626

Cash and Cash Equivalents, End of Year	$1,485,258	$1,414,351	$988,138

Supplemental Cash Flow Information:
Cash Paid During the Year for:
Interest	$1,625,191	$906,308	$506,773
Income Taxes	362,451	366,431	283,588

The accompanying notes are an integral part of the Consolidated Financial Statements.

MARSHALL & ILSLEY CORPORATION

Consolidated Statements of Shareholders’ Equity

($000’s except share data)

	Compre- hensive Income	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compen- sation	Accumula- ted Other Compre- hensive Income
Balance, December 31, 2003		$—	$240,833	$718,333	$2,954,214	$(513,562)	$(19,877)	$2,694
Comprehensive Income:
Net Income	$605,853	—	—	—	605,853	—	—	—
Unrealized Gains (Losses) on Securities:
Arising During the Period Net of Taxes of $5,692	(10,476)	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $139	(258)	—	—	—	—	—	—	—

Total Unrealized Gains (Losses) on Securities	(10,734)	—	—	—	—	—	—	(10,734)

Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:
Arising During the Period Net of Taxes of $5,821	10,810	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $11,075	20,568	—	—	—	—	—	—	—

Net Gains (Losses)	31,378	—	—	—	—	—	—	31,378

Other Comprehensive Income	20,644	—	—	—	—	—	—	—

Comprehensive Income	$626,497	—	—	—	—	—	—	—

Issuance of 3,599,700 Common Shares		—	3,599	146,300	—	—	—	—
Present Value of Stock Purchase Contract and Allocated Fees and Expenses for Common SPACESSM		—	—	(34,039)	—	—	—	—
Issuance of 2,825,014 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(27,436)	—	85,342	(9,610)	—
Acquisition of 2,310,053 Common Shares		—	—	(41)	—	(90,011)	197	—
Dividends Declared on Common Stock—$0.810 Per Share		—	—	—	(179,855)	—	—	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	11,155	—	—	—	—

Stock Based Compensation Expense		—	—	36,280	—	—	—	—

Other		—	—	(273)	—	—	—	—

Balance, December 31, 2004		$—	$244,432	$850,279	$3,380,212	$(518,231)	$(29,290)	$23,338

The accompanying notes are an integral part of the Consolidated Financial Statements.

MARSHALL & ILSLEY CORPORATION

Consolidated Statements of Shareholders’ Equity

($000’s except share data)

	Compre- hensive Income	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compen- sation	Accumula- ted Other Compre- hensive Income
Balance, December 31, 2004		$—	$244,432	$850,279	$3,380,212	$(518,231)	$(29,290)	$23,338
Comprehensive Income:
Net Income	$706,190	—	—	—	706,190	—	—	—
Unrealized Gains (Losses) on Securities:
Arising During the Period Net of Taxes of $36,387	(66,670)	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $388	(722)	—	—	—	—	—	—	—

Total Unrealized Gains (Losses) on Securities	(67,392)	—	—	—	—	—	—	(67,392)

Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:
Arising During the Period Net of Taxes of $5,499	10,211	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $1,857	(3,448)	—	—	—	—	—	—	—

Net Gains (Losses)	6,763	—	—	—	—	—	—	6,763

Other Comprehensive Income	(60,629)	—	—	—	—	—	—	—

Comprehensive Income	$645,561	—	—	—	—	—	—	—

Issuance of 155,000 Common Shares		—	155	6,496	—	—	—	—
Issuance of 5,254,523 Treasury Common Shares in the 2005 Business Combinations		—	—	81,778	—	159,317	—	—
Issuance of 2,358,561 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(17,201)	—	71,663	(7,746)	—
Issuance of 355,046 Treasury Common Shares for Retirement Plan Funding		—	—	3,611	—	10,765	—	—
Acquisition of 25,095 Common Shares		—	—	(66)	—	(937)	281	—
Dividends Declared on Common Stock—$0.930 Per Share		—	—	—	(214,788)	—	—	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	8,882	—	—	—	—
Stock Based Compensation Expense		—	—	37,243	—	—	—	—
Other		—	—	(283)	—	—	—	—

Balance, December 31, 2005		$—	$244,587	$970,739	$3,871,614	$(277,423)	$(36,755)	$(37,291)

The accompanying notes are an integral part of the Consolidated Financial Statements.

MARSHALL & ILSLEY CORPORATION

Consolidated Statements of Shareholders’ Equity

($000’s except share data)

	Compre- hensive Income	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compen- sation	Accumula- ted Other Compre- hensive Income
Balance, December 31, 2005 As Originally Reported		$—	$244,587	$970,739	$3,871,614	$(277,423)	$(36,755)	$(37,291)
Cumulative Effect of SAB 108, Net of Tax, See Note 2		—	—	—	(34,275)	—	—	16,230

Balance, As Adjusted		—	244,587	970,739	3,837,339	(277,423)	(36,755)	(21,061)
Comprehensive Income:
Net Income	$807,838	—	—	—	807,838	—	—	—
Unrealized Gains (Losses) on Securities:
Arising During the Period Net of Taxes of $9,682	17,562	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $1,768	(3,283)	—	—	—	—	—	—	—

Total Unrealized Gains (Losses) on Securities	14,279	—	—	—	—	—	—	14,279

Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:
Arising During the Period Net of Taxes of $475	(882)	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $7,930	(14,727)	—	—	—	—	—	—	—

Net Gains (Losses)	(15,609)	—	—	—	—	—	—	(15,609)

Other Comprehensive Income	(1,330)	—	—	—	—	—	—	—

Total Comprehensive Income	$806,508

Adjustment to Initially Apply SFAS 158, Net of Tax of $2,854		—	—	—	—	—	—	4,845
Issuance of 17,269,857 Common Shares in the 2006 Business Combinations		—	17,385	763,054	—	(5,099)	—	—
Issuance of 3,434,187 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(20,108)	—	108,269	(391)	—
Issuance of 385,192 Treasury Common Shares for Retirement Plan Funding		—	—	4,819	—	12,130	—	—
Acquisition of 1,058,273 Common Shares		—	—	1,109	—	(43,815)	—	—
Dividends Declared on Common Stock—$1.050 Per Share		—	—	—	(261,535)	—	—	—
Net Change in Deferred Compensation		—	—	—	—	—	(4,153)	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	11,430	—	—	—	—
Stock Based Compensation Expense		—	—	39,775	—	—	—	—
Other		—	—	(278)	—	—	—	—

Balance, December 31, 2006		$—	$261,972	$1,770,540	$4,383,642	$(205,938)	$(41,299)	$(17,546)

The accompanying notes are an integral part of the Consolidated Financial Statements.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements

December 31, 2006, 2005, and 2004 ($000’s except share data)

Marshall & Ilsley Corporation (“M&I” or the “Corporation”) is a financial holding company that provides diversified financial services to a wide variety of corporate, institutional, government and individual customers. M&I’s largest affiliates and principal operations are in Wisconsin; however, it has activities in other markets, particularly in certain neighboring Midwestern states, and in Arizona, Nevada and Florida. The Corporation’s principal activities consist of banking and data processing services. Banking services, lending and accepting deposits from retail and commercial customers are provided through its lead bank, M&I Marshall & Ilsley Bank (“M&I Bank”), which is headquartered in Wisconsin, one federally chartered thrift headquartered in Nevada, one state chartered bank headquartered in St. Louis, Missouri, and an asset-based lending subsidiary headquartered in Minneapolis, Minnesota. In addition to branches located throughout Wisconsin, banking services are provided in branches located throughout Arizona, the Minneapolis, Minnesota, Kansas City, Missouri and St. Louis, Missouri metropolitan areas, Duluth, Minnesota, Tulsa, Oklahoma, Belleville, Illinois, Las Vegas, Nevada and Florida’s west coast, as well as on the Internet. Financial and data processing services and software sales are provided through the Corporation’s subsidiary Metavante Corporation (“Metavante”) and its nonbank subsidiaries primarily to financial institutions throughout the United States. Other financial services provided by M&I include: personal property lease financing to consumer and commercial customers; investment management and advisory services; venture capital and financial advisory services; trust services to residents of Wisconsin, Arizona, Minnesota, Missouri, Florida, Nevada and Indiana; and brokerage and insurance services.

1. Summary of Significant Accounting Policies

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Consolidation principles—The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries that are wholly or majority owned and/or over which it exercises substantive control and significant variable interest entities for which the Corporation has determined that, based on the variable interests it holds, it is the primary beneficiary in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (“FIN 46R”), Consolidation of Variable Interest Entities an interpretation of Accounting Research Board (“ARB”) No. 51 (revised December 2003). The primary beneficiary of a variable interest entity is the party that absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both, as a result of holding variable interests. Variable interests are the ownership, contractual or other pecuniary interests in an entity. Investments in unconsolidated affiliates, in which the Corporation has 20 percent or more ownership interest and has the ability to exercise significant influence, but not substantive control, over the affiliates’ operating and financial policies, are accounted for using the equity method of accounting, unless the investment has been determined to be temporary. Intercompany balances and transactions are eliminated in consolidation.

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization facilities. These facilities are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These financing entities are contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, the Corporation provides liquidity and/or loss protection agreements. In determining whether the financing entity should be consolidated, the Corporation considers whether the entity is a qualifying special-purpose entity (“QSPE”) as

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

defined in Statement of Financial Accounting Standards No. 140 (“SFAS 140”), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. For non-consolidation, a QSPE must be demonstrably distinct, have significantly limited permitted activities, hold assets that are restricted to transferred financial assets and related assets, and can sell or dispose of non-cash financial assets only in response to specified conditions.

Certain amounts in the 2005 and 2004 Consolidated Financial Statements have been reclassified to conform to the 2006 presentation.

Cash and cash equivalents—For purposes of the Consolidated Financial Statements, the Corporation defines cash and cash equivalents as short-term investments, which have an original maturity of three months or less and are readily convertible into cash.

Securities—Securities, when purchased, are designated as Trading, Investment Securities Available for Sale or Investment Securities Held to Maturity, and remain in that category until they are sold or mature. The specific identification method is used in determining the cost of securities sold.

Trading Securities are carried at fair value, with adjustments to the carrying value reflected in the Consolidated Statements of Income. Investment Securities Held to Maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. The Corporation designates investment securities as held to maturity only when it has the positive intent and ability to hold them to maturity. All other securities are classified as Investment Securities Available for Sale and are carried at fair value with fair value adjustments net of the related income tax effects reported as a component of Accumulated Other Comprehensive Income in the Consolidated Balance Sheets.

Loans held for sale—Loans held for sale are carried at the lower of cost or market, determined on an aggregate basis, based on outstanding firm commitments received for such loans or on current market prices.

Loans and leases—Interest on loans, other than direct financing leases, is recognized as income based on the loan principal outstanding during the period. Unearned income on financing leases is recognized over the lease term on a basis that results in an approximate level rate of return on the lease investment. Loans are generally placed on nonaccrual status when they are past due 90 days as to either interest or principal. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest and fee income on loans. A nonaccrual loan may be restored to an accrual basis when interest and principal payments are brought current and collectibility of future payments is not in doubt.

The Corporation defers and amortizes fees and certain incremental direct costs, primarily salary and employee benefit expenses, over the contractual term of the loan or lease as an adjustment to the yield. The unamortized net fees and costs are reported as part of the loan or lease balance outstanding.

The Corporation periodically reviews the residual values associated with its leasing portfolios. Declines in residual values that are judged to be other than temporary are recognized as a loss resulting in a reduction in the net investment in the lease.

Allowance for loan and lease losses—The allowance for loan and lease losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the loan and lease portfolio including loans that have been determined to be impaired. For impaired loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan’s effective interest rate;

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

(2) the loan’s observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable. Management’s determination of the adequacy of the allowance is based on a continual review of the loan and lease portfolio, loan and lease loss experience, economic conditions, growth and composition of the portfolio, and other relevant factors. As a result of management’s continual review, the allowance is adjusted through provisions for loan and lease losses charged against income.

Financial asset sales—The Corporation sells financial assets, in a two-step process that results in a surrender of control over the assets, as evidenced by true-sale opinions from legal counsel, to unconsolidated entities that securitize the assets. The Corporation retains interests in the securitized assets in the form of interest-only strips and provides additional credit support by maintaining cash reserve accounts. Gain or loss on sale of the assets depends in part on the carrying amount assigned to the assets sold allocated between the asset sold and retained interests based on their relative fair values at the date of transfer. The value of the retained interests is based on the present value of expected cash flows estimated using management’s best estimates of the key assumptions—credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved.

Premises and equipment—Land is recorded at cost. Premises and equipment are recorded at cost and depreciated principally on the straight-line method with annual rates varying from 10 to 50 years for buildings and 3 to 10 years for equipment. Long-lived assets which are impaired are carried at fair value and long-lived assets to be disposed of are carried at the lower of the carrying amount or fair value less cost to sell. Maintenance and repairs are charged to expense and betterments are capitalized.

Other real estate owned—Other real estate owned consists primarily of assets that have been acquired in satisfaction of debts. Other real estate owned is recorded at fair value, less estimated selling costs, at the date of transfer. Valuation adjustments required at the date of transfer for assets acquired in satisfaction of debts are charged to the allowance for loan and lease losses. Subsequent to transfer, other real estate owned is carried at the lower of cost or fair value, less estimated selling costs, based upon periodic evaluations. Rental income from properties and gains on sales are included in other income, and property expenses, which include carrying costs, required valuation adjustments and losses on sales, are recorded in other expense. At December 31, 2006 and 2005, total other real estate owned amounted to $25,452 and $8,869, respectively.

Data processing services—Data processing and related revenues are recognized as services are performed based on amounts billable under the contracts. Processing services performed that have not been billed to customers are accrued. Revenue includes shipping and handling costs associated with such income producing activities.

Revenues attributable to the licensing of software are generally recognized upon delivery and performance of certain contractual obligations, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the term of the maintenance period. Service revenues from training and consulting are recognized when the services are performed. Conversion revenues associated with the conversion of customers’ processing systems to Metavante’s processing systems are deferred and amortized over the period of the related processing contract, which on average is approximately five years. Deferred revenues, which are included in Accrued Expenses and Other Liabilities in the Consolidated Balance Sheets, amounted to $110,768 and $111,900 at December 31, 2006 and 2005, respectively.

Capitalized software and conversions—Direct costs associated with the production of computer software which will be licensed externally or used in a service bureau environment are capitalized and amortized on the

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

straight-line method over the estimated economic life of the product, generally four years. Such capitalized costs are periodically evaluated for impairment and adjusted to net realizable value when impairment is indicated. Direct costs associated with customer system conversions to the data services operations are capitalized and amortized on the straight-line method over the terms of the related servicing contract. Routine maintenance of software products, design costs and development costs incurred prior to establishment of a product’s technological feasibility for software to be sold, are expensed as incurred.

Net unamortized costs, which are included in Accrued Interest and Other Assets in the Consolidated Balance Sheets, at December 31 were:

	2006	2005
Software	$152,032	$154,058
Conversions	28,770	26,666

Total	$180,802	$180,724

Amortization expense, which includes software write-downs, was $63,514, $68,170 and $72,527, for 2006, 2005 and 2004, respectively. During 2004, Metavante determined that certain products had limited growth potential. Based on strategic product reviews and the results of net realizable tests performed on these products, it was determined that the capitalized software and other assets associated with those products were impaired. Total capitalized software costs written off amounted to $8,662 for the year ended December 31, 2004.

Goodwill and other intangibles—Unless otherwise indicated, the Corporation annually tests goodwill for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit. For purposes of the test, the Corporation’s reporting units are the operating segments as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. See Note 12 for additional information.

Identifiable intangibles arising from purchase acquisitions with a finite useful life are amortized over their useful lives and consist of core deposit intangibles, contract rights, tradenames and customer lists.

Identifiable intangibles that have been determined to have an indefinite useful life are not amortized but are subject to periodic tests for impairment. At December 31, 2006, the Corporation did not have any identifiable intangibles that have been determined to have an indefinite useful life.

Derivative financial instruments—Derivative financial instruments, including certain derivative instruments embedded in other contracts, are carried in the Consolidated Balance Sheets as either an asset or liability measured at its fair value. The fair value of the Corporation’s derivative financial instruments is determined based on quoted market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows.

Changes in the fair value of derivative financial instruments are recognized currently in earnings unless specific hedge accounting criteria are met. For derivative financial instruments designated as hedging the exposure to changes in the fair value of a recognized asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For derivative financial instruments designated as hedging the exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative financial

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

instrument’s gain or loss is initially reported as a component of accumulated other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

At inception of a hedge, the Corporation formally documents the hedging relationship as well as the Corporation’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in hedging the exposure will be assessed.

If a cash flow hedge is discontinued because it is probable that the original forecasted transaction will not occur, the net gain or loss in accumulated other comprehensive income is immediately reclassified into earnings. If the cash flow hedge is sold, terminated, expires or the designation of the cash flow hedge is removed, the net gain or loss in accumulated other comprehensive income is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Cash flows from derivative financial instruments are reported in the Consolidated Statements of Cash Flows as operating activities.

Foreign exchange contracts—Foreign exchange contracts include such commitments as foreign currency spot, forward, future and option contracts. Foreign exchange contracts and the premiums on options written or sold are carried at market value with changes in market value included in other income.

Treasury stock—Treasury stock acquired is recorded at cost and is carried as a reduction of shareholders’ equity in the Consolidated Balance Sheets. Treasury stock issued is valued based on average cost. The difference between the consideration received upon issuance and the average cost is charged or credited to additional paid-in capital.

New accounting pronouncements—Recently issued accounting guidance that is applicable to the Corporation and has been or will be adopted by the Corporation is as follows:

In February 2007, FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items generally on an instrument-by-instrument basis at fair value that are not currently required to be measured at fair value. SFAS 159 is intended to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 does not change requirements for recognizing and measuring dividend income, interest income, or interest expense. SFAS 159 is effective for the Corporation on January 1, 2008, although early adoption is permitted. If the Corporation elects to adopt SFAS 159 early, it would need to concurrently early adopt the provisions of Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”), which is described below. The Corporation is evaluating the provisions of SFAS 159.

In September 2006, FASB issued Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”). SFAS 158 applies to all plan sponsors who offer defined benefit postretirement benefit plans and requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status; to measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

Company’s fiscal year; and to recognize changes in the funded status of a defined benefit postretirement plan as a component of accumulated other comprehensive income in the year in which the changes occur. SFAS 158 does not change the amount of net periodic benefit cost included in net income or change the various measurement conventions associated with postretirement benefit plan accounting.

The requirement to recognize the funded status of a defined benefit postretirement plan was effective for the Corporation on December 31, 2006 and resulted in an increase to Shareholders’ Equity of $4,845. The requirement to measure plan assets and benefit obligations as of the date of the Corporation’s fiscal year-end statement of financial position is effective on December 31, 2008. The impact of adopting SFAS 158 for the Corporation’s defined benefit health plan, which provides health care benefits to eligible current and retired employees, is not expected to be material.

In October 2006, the FASB issued Staff Position (FSP) 123R-5, Amendment of FASB Staff Position FAS 123(R)-1. This FSP provides that for instruments that were originally issued as employee compensation and then modified solely to reflect an equity restructuring that occurs when the holders are no longer employees, no change in the recognition or the measurement (due to a change in classification) of those instruments is required if: (1) there is no increase in fair value of the award or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (2) all holders of the same class of equity instruments are treated in the same manner. This FSP did not impact the Corporation, as its accounting policy was already consistent with the FSP’s provisions.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), which provides guidance regarding the process of quantifying financial statement misstatements and addresses the diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet.

The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches. The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement. This approach ignores the effect of correcting the portion of the current year balance sheet misstatement that originated in prior years. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination. This approach ignores the effect on the current period income statement.

The SEC staff has indicated in SAB 108 that they do not believe that the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements. The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach. Early application of this guidance was encouraged and application was required beginning with the first fiscal year ending after November 15, 2006. The Corporation elected early application of the guidance contained in SAB 108. See Note 2.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under the standard, fair value

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity is engaged. SFAS 157 will be effective for the Company on January 1, 2008, although early adoption is permitted. The Corporation is currently evaluating the financial statement impact, if any, of adopting SFAS 157.

In July 2006, the FASB issued Staff Position FSP-FAS 13-2, Accounting for a Change in the Timing of Cash Flows Related to Income Taxes Generated by a Leveraged Lease Transaction. FSP-FAS 13-2 will require companies to treat a change or projected change in the timing of cash flows relating to income taxes in a leveraged lease transaction as a change of an important assumption, requiring a recalculation in accordance with FASB No. 13, Accounting for Leases. FSP-FAS 13-2 was effective January 1, 2007. The adoption of FSP-FAS 13-2 will have no impact, as the Corporation has not entered into any leveraged lease transactions.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The provisions of FIN 48 were effective January 1, 2007 and the adoption of FIN 48 did not have a material impact on the Corporation’s results of operations or financial position.

In June 2006, the FASB ratified EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). Certain taxes such as sales taxes and other excise taxes are levied by various taxing authorities based on sales activity. Although generally levied on the purchaser of the goods or services, the selling party usually collects and remits the sales tax to the government. However, in certain jurisdictions, sales taxes are levied on sellers of the goods and services as opposed to the purchasers. Under this EITF consensus these taxes may be presented gross as revenue and an offsetting expense or may be presented net and excluded from revenue. The guidance in this EITF consensus was effective January 1, 2007 with early application permitted. This EITF consensus will not impact the Corporation’s results of operations or financial position and the Corporation will continue to report these taxes on a net basis. Taxes subject to this consensus primarily relate to the Corporation’s data processing subsidiary, Metavante.

In March 2006, the FASB issued Statement of Financial Accounting Standard No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140 (“SFAS 156”). This statement amends FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This statement permits the subsequent measurement of servicing assets and servicing liabilities using either a fair value method or an amortization method. The standard permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. The Corporation was required to adopt SFAS 156 beginning January 1, 2007. The adoption of this standard did not have a material impact on the Corporation’s results of operations or financial position.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). This statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). SFAS 155 will require the Corporation to evaluate interests in securitized financial assets acquired after the statement’s effective date to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The amended rule also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133 and further clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 also amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

In December 2006, the FASB approved FASB Statement 133 Implementation Issue B40 which amended SFAS 155, to provide a narrow scope exception for securitized interests (1) that only contain an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial assets, and (2) where the investor does not control the right to accelerate the settlement. The Corporation was required to adopt SFAS 155 for all financial instruments acquired or issued after January 1, 2007. The adoption of this standard and amendment did not have a material impact on the Corporation’s results of operations or financial position.

2. Adoption of SAB 108

In September, 2006, the Securities and Exchange Commission issued SAB 108 to provide guidance regarding the process of quantifying financial statement misstatements and to address the diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet.

As previously discussed, in 2006 the Corporation elected early application of SAB 108, and, as a result, has adjusted its opening financial position for 2006 and the results of operations for the first two quarters of 2006 to reflect a change in its hedge accounting under SFAS 133.

The Corporation utilizes interest rate swaps to hedge its risk in connection with certain financial instruments. The Corporation had applied hedge accounting under SFAS 133 to these transactions from inception. Due to the recent expansion of certain highly technical interpretations of SFAS 133, specifically hedge designation under the “matched-term” method, interest rate swaps designated as fair value hedges with an aggregate notional amount of $1,834.8 million and negative fair value of $24.9 million and interest rate swaps designated as cash flow hedges with an aggregate notional amount of $1,300.0 million and negative fair value of $26.8 million at September 30, 2006, did not qualify for hedge accounting. As a result, any fluctuation in the market value of the derivatives should have been recorded through the income statement with no corresponding offset to the hedged items, or accumulated other comprehensive income.

The cumulative effect of adjusting the reported carrying amount of the assets, liabilities and accumulated other comprehensive income at January 1, 2006, reduced total Shareholders’ Equity as follows:

	Gross Impact	Income Tax Effect	Shareholders’ Equity
Retained Earnings	$(53,471)	$19,196	$(34,275)
Accumulated Other Comprehensive Income	24,969	(8,739)	16,230

Total			$(18,045)

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

Previously reported net income and diluted earnings per share for the three months ended June 30, 2006 was reduced by $13,207 or $0.05 per diluted share, respectively and previously reported net income and diluted earnings per share for the three months ended March 31, 2006 was reduced by $13,696 or $0.06 per diluted share, respectively. The aggregate impact of the adjustments is summarized below:

As of and for the Three Months Ended March 31, 2006	Previously Reported	Adjustment	As Adjusted
Loans and leases, net of unearned income	$35,033,614	$43,079	$35,076,693
Accrued interest and other assets	1,683,034	(13,041)	1,669,993
Total deposits	28,093,163	5,821	28,098,984
Accrued expenses and other liabilities	1,616,073	47,971	1,664,044
Retained earnings	4,002,008	(47,971)	3,954,037
Accumulated other comprehensive income, net of related taxes	(43,742)	24,217	(19,525)

Net interest income	$324,580	$553	$325,133
Net derivative losses—discontinued hedges	—	(21,345)	(21,345)
Other income	33,410	(553)	32,857
Income before income taxes	281,222	(21,345)	259,877
Provision for income taxes	94,454	(7,649)	86,805
Net Income	186,768	(13,696)	173,072

Net income per common share:
Basic	$0.79	$(0.05)	$0.74
Diluted	0.78	(0.06)	0.72

As of and for the Three Months Ended June 30, 2006	Previously Reported	Adjustment	As Adjusted
Loans and leases, net of unearned income	$40,230,299	$51,179	$40,281,478
Accrued interest and other assets	1,931,237	(15,941)	1,915,296
Total deposits	32,957,792	5,634	32,963,426
Accrued expenses and other liabilities	1,449,603	61,178	1,510,781
Retained earnings	4,137,607	(61,178)	4,076,429
Accumulated other comprehensive income, net of related taxes	(101,251)	29,604	(71,647)

Net interest income	$374,057	$2,728	$376,785
Net derivative losses—discontinued hedges	—	(20,672)	(20,672)
Other income	36,768	(2,727)	34,041
Income before income taxes	303,121	(20,671)	282,450
Provision for income taxes	99,372	(7,464)	91,908
Net Income	203,749	(13,207)	190,542

Net income per common share:
Basic	$0.81	$(0.06)	$0.75
Diluted	0.79	(0.05)	0.74

For the year ended December 31, 2006 the fluctuation in the market value of the derivatives that did not qualify for hedge accounting amounted to a loss of $18,449 and is reported as Net Derivative Losses—Discontinued Hedges in the Consolidated Statements of Income. All of the affected derivative financial instruments were terminated in 2006.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

3. Adoption of Share-Based Payment Accounting Standard

Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) replaces FASB statement No.123, Accounting for Stock-Based Compensation (“SFAS 123”), and supercedes Accounting Principles Board Opinion No. 25 (“APBO 25”), Accounting for Stock Issued to Employees. SFAS 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) also provides guidance on measuring the fair value of share-based payment awards.

In conjunction with the adoption of SFAS 123(R), the Corporation elected the Modified Retrospective Application method to implement this new accounting standard. Under this method all prior periods have been adjusted based on pro forma amounts previously disclosed under SFAS 123.

See Note 18 for a description of the Corporation’s share-based compensation plans.

4. Earnings Per Share

The following presents a reconciliation of the numerators and denominators of the basic and diluted per share computations (dollars and shares in thousands, except per share data):

	Year Ended December 31, 2006
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings per share:
Income available to common shareholders	$807,838	249,163	$3.24

Effect of dilutive securities:
Stock option, restricted stock and other plans	—	5,421

Diluted earnings per share:
Income available to common shareholders	$807,838	254,584	$3.17

	Year Ended December 31, 2005
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings per share:
Income available to common shareholders	$706,190	230,849	$3.06

Effect of dilutive securities:
Stock option, restricted stock and other plans	—	5,182

Diluted earnings per share:
Income available to common shareholders	$706,190	236,031	$2.99

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

	Year Ended December 31, 2004
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Basic earnings per share:
Income available to common shareholders	$605,853	222,801	$2.72

Effect of dilutive securities:
Stock option, restricted stock and other plans	—	4,745

Diluted earnings per share:
Income available to common shareholders	$605,853	227,546	$2.66

Options to purchase shares of common stock not included in the computation of diluted net income per share because the options’ exercise price was greater than the average market price of the common shares for the years ended December 31, are as follows:

Year Ended December 31,	Price Range	Shares
2006	$45.71 – $48.54	3,725
2005	43.31 – 47.02	62
2004	39.91 – 44.20	3,474

5. Business Combinations

The following acquisitions, which are not considered to be material business combinations individually or in the aggregate, were completed during 2006:

On September 1, 2006, Metavante completed the acquisition of VICOR, Inc. (“VICOR”) of Richmond, California. Total consideration in this transaction amounted to $75.1 million. VICOR is a provider of corporate payment processing software and solutions that simplify and automate the processing of complex payments for businesses and financial institutions. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $55.3 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated weighted average life of 7.0 years amounted to $17.3 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On April 1, 2006, Marshall & Ilsley Corporation completed the acquisition of Gold Banc Corporation, Inc. (“Gold Banc”), a bank holding company headquartered in Leawood, Kansas, which offered commercial banking, retail banking, trust and asset management products and services through various subsidiaries. Gold Banc had consolidated assets of $4.2 billion at the time of the merger. Total consideration in this transaction, including the effect of terminating Gold Banc’s employee stock ownership plan, amounted to $716.2 million, consisting of 13,672,665 shares of M&I common stock valued at $601.0 million, the exchange of 119,816 vested options valued at $2.9 million and total cash consideration of $112.3 million. Gold Banc’s largest subsidiary, Gold Bank, a Kansas state-chartered bank, was merged with and into M&I Marshall & Ilsley Bank on April 1, 2006, at which time, the 32 Gold Bank branch offices in Florida, Kansas, Missouri and Oklahoma became interstate branch offices of M&I Marshall & Ilsley Bank. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $493.5 million. Approximately $485.6 million of the goodwill was assigned to the Banking segment and the remainder was assigned to the Corporation’s Trust reporting unit. The estimated identifiable intangible asset to be amortized (core deposits) with an estimated weighted average life of 5.0 years amounted to $44.1 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

On April 1, 2006, the Corporation completed the acquisition of St. Louis-based Trustcorp Financial, Inc. (“Trustcorp”). With the acquisition of Trustcorp, which had consolidated assets of $735.7 million at the time of the merger, the Corporation acquired Missouri State Bank and Trust Company, which provided commercial banking services in Missouri through seven bank locations. In July 2006, the Missouri State Bank and all of its branches were merged with and into Southwest Bank, the Corporation’s St. Louis-based banking affiliate. Total consideration in this transaction amounted to $182.0 million, consisting of 3,069,328 shares of M&I common stock valued at $134.9 million, the exchange of 412,317 vested options valued at $13.4 million and cash consideration of $33.7 million. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $130.4 million. The estimated identifiable intangible asset to be amortized (core deposits) with an estimated weighted average life of 7.5 years amounted to $10.9 million. The goodwill and intangibles resulting from this transaction are partially deductible for tax purposes.

On January 3, 2006, Marshall & Ilsley Trust Company N.A., completed the acquisition of the trust and asset management business assets of FirstTrust Indiana of Indianapolis, Indiana, a division of First Indiana Bank, N.A. (“FirstTrust Indiana”). The total cash consideration was $15.9 million. Additional consideration up to $1.5 million may be paid over three years based on meeting certain business related performance criteria. FirstTrust Indiana offered asset management, trust administration and estate planning services to high net-worth individuals and institutional customers. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $13.4 million. The estimated identifiable intangible asset to be amortized (trust customers) with an estimated weighted average life of 5.9 years amounted to $2.0 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

On January 3, 2006, Metavante completed the acquisition of AdminiSource Corporation (“AdminiSource”) of Carrollton, Texas. AdminiSource is a provider of health care payment distribution services, providing printed and electronic payment and remittance advice distribution services for payer organizations nationwide. Total consideration in this transaction consisted of 527,864 shares of M&I common stock valued at $23.2 million and $5.0 million in cash. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $21.4 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $7.8 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

There was no in-process research and development acquired in any of the acquisitions completed by Metavante for the year ended December 31, 2006.

The following acquisitions, which are not considered to be material business combinations individually or in the aggregate, were completed during 2005:

On November 18, 2005, Metavante completed the acquisition of all of the outstanding stock of Link2Gov Corp. (“Link2Gov”) of Nashville, Tennessee for $63.5 million in cash. Link2Gov is a provider of electronic payment processing services for federal, state and local government agencies in the United States, including the Internal Revenue Service. Goodwill amounted to $47.6 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $17.9 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On October 6, 2005, Metavante acquired the membership interests of Brasfield Holdings, LLC (“Brasfield”) and associated members. Brasfield of Birmingham, Alabama provides core processing products and services to community banks which license and use Bankway software from Kirchman Corporation, an indirect subsidiary of Metavante. Total consideration consisted of 335,462 shares of M&I’s common stock valued at $14.6 million and $0.2 million in cash, with up to an additional $25.0 million to be paid based on meeting certain performance

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

criteria. Goodwill amounted to $22.5 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 9 years amounted to $4.0 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On August 11, 2005, Metavante completed the acquisition of GHR Systems, Inc. (“GHR”) of Wayne, Pennsylvania for $63.6 million. Total consideration consisted of 1,152,144 shares of M&I’s common stock valued at $52.2 million and $11.4 million in cash. GHR provides loan origination technologies for the residential mortgage and consumer finance industries, offers point of sale products for any channel and comprehensive underwriting, processing and closing technologies. Goodwill amounted to $38.7 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $16.2 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On August 8, 2005, Metavante completed the acquisition of all of the outstanding capital stock of TREEV LLC (“TREEV”) of Herndon, Virginia for $19.4 million. Total consideration consisted of 353,073 shares of M&I’s common stock valued at $16.4 million and $3.0 million in cash. TREEV provides browser-based document imaging, storage and retrieval products and services for the financial services industry in both lending and deposit environments. TREEV would complement Metavante’s check-imaging products and services by providing solutions for document storage and retrieval, including electronic report storage. Goodwill amounted to $16.8 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $5.2 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On July 22, 2005, Metavante completed the acquisition of all of the outstanding capital stock of Med-i-Bank, Inc. (“MBI”) of Waltham, Massachusetts for $150.5 million. Total consideration consisted of 2,850,730 shares of M&I’s common stock valued at $133.8 million and $16.7 million in cash. MBI provides electronic payment processing services for employee benefit and consumer-directed healthcare accounts, such as flexible spending accounts, health reimbursement arrangements and health savings account systems. Goodwill amounted to $119.3 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $26.1 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

In February 2005, Metavante completed the acquisition of all of the outstanding stock of Prime Associates, Inc. (“Prime”) of Clark, New Jersey, for $24.6 million. Total consideration consisted of 563,114 shares of M&I’s common stock valued at $24.0 million and $0.6 million in cash. Prime is a provider of anti-money laundering and fraud interdiction software and data products for financial institutions, insurance companies and securities firms. Additional consideration up to $4.0 million may be paid based upon attainment of certain earnings levels in the year ending December 31, 2005. Contingent payments, if made, would be reflected as adjustments to goodwill. Goodwill amounted to $24.6 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $4.6 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

There was no in-process research and development acquired in any of the acquisitions completed by Metavante for the year ended December 31, 2005.

The following acquisitions, which were not considered material business combinations individually or in the aggregate, were completed during 2004:

On November 22, 2004, Metavante completed the acquisition of all of the outstanding common stock of VECTORsgi Holdings, Inc. (“VECTORsgi”). VECTORsgi, based in Addison, Texas, is a provider of banking

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

transaction applications, including electronic check-image processing and image exchange, item processing, dispute resolution and e-commerce for financial institutions and corporations. The aggregate cash purchase price for VECTORsgi was $100.0 million, with up to an additional $35.0 million to be paid based on meeting certain performance criteria. Goodwill amounted to $83.5 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 12 years amounted to $12.4 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On October 20, 2004, Metavante acquired all of the outstanding membership interests of NuEdge Systems LLC (“NuEdge”) for approximately $1.4 million in cash. NuEdge is engaged in the business of providing customer relationship management solutions for enterprise marketing automation. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 8 years amounted to $1.4 million. The intangible resulting from this transaction is deductible for tax purposes.

On September 8, 2004, Metavante acquired certain assets of Response Data Corp. (“RDC”), for approximately $35.0 million in cash. RDC is a New Jersey-based provider of credit card balance transfer, bill pay and convenience check processing. Goodwill amounted to $26.4 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $6.4 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

On July 30, 2004, Metavante completed the acquisition of all of the outstanding common stock of the NYCE Corporation (“NYCE”), for $613.0 million in cash, subject to certain adjustments that may include a return of a portion of the purchase price based on certain future revenue measures. NYCE owns and operates one of the largest electronic funds transfer networks in the United States and provides debit card authorization processing services for automated teller machines (ATMs) and on-line and off-line signature based debit card transactions. Goodwill amounted to $448.7 million. The estimated identifiable intangible asset to be amortized (customer relationships and trademark) with an estimated useful life of 20 years for both the customer relationships intangible and for the trademark intangible amounted to $185.0 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On July 1, 2004, Metavante completed the acquisition of all of the outstanding common stock of Advanced Financial Solutions, Inc. and its affiliated companies (collectively “AFS”), of Oklahoma City, Oklahoma for $141.9 million in cash. AFS is a provider of image-based payment, transaction and document software technologies. AFS also operates an electronic check-clearing network through one of its affiliates. Additional contingent consideration may be paid based on the attainment of certain performance objectives each year, beginning on the date of closing and ending December 31, 2004, and each year thereafter through 2007. Contingent payments, if made, would be reflected as adjustments to goodwill. At December 31, 2006, goodwill amounted to $102.6 million. The estimated identifiable intangible assets to be amortized (customer relationships and non-compete agreements) with an estimated useful life of 12 years for customer relationships and 4 years for non-compete agreements, amounted to $21.5 million. The goodwill and intangibles resulting from this transaction are partially deductible for tax purposes.

On May 27, 2004, Metavante completed the purchase of certain assets and the assumption of certain liabilities of Kirchman Corporation (“Kirchman”), of Orlando, Florida for $157.4 million in cash. Kirchman is a provider of automation software and compliance services to the banking industry. Goodwill amounted to $160.3 million. The estimated identifiable intangible assets to be amortized (customer relationships and non-compete agreements) with an estimated useful life of 10 years for customer relationships and 5 years for non-compete agreements amounted to $15.8 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

There was no in-process research and development acquired in any of the acquisitions completed by Metavante for the year ended December 31, 2004.

On January 1, 2004, the Banking segment completed the purchase of certain assets and the assumption of certain liabilities of AmerUs Home Lending, Inc. (“AmerUs”), an Iowa-based corporation engaged in the business of brokering and servicing mortgage and home equity loans for $15.0 million in cash. Goodwill amounted to $5.3 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 3 years amounted to $0.3 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

The results of operations of the acquired entities have been included in the consolidated results since the dates the transactions were closed.

6. Cash and Due from Banks

At December 31, 2006 and 2005, $51,508 and $81,009, respectively, of cash and due from banks was restricted, primarily due to requirements of the Federal Reserve System to maintain certain reserve balances and certain cash received from Metavante clients is restricted and segregated into separate accounts.

7. Securities

The book and market values of selected securities at December 31 were:

	2006		2005
	Amortized Cost	Market Value	Amortized Cost	Market Value
Investment Securities Available for Sale:
U.S. Treasury and government agencies	$5,521,975	$5,466,369	$4,456,610	$4,379,148
States and political subdivisions	806,887	824,015	690,849	703,892
Mortgage backed securities	116,397	114,467	118,693	116,464
Other	566,778	573,002	491,928	502,199

Total	$7,012,037	$6,977,853	$5,758,080	$5,701,703

Investment Securities Held to Maturity:
States and political subdivisions	$494,020	$506,417	$616,554	$636,135
Other	1,500	1,492	2,000	2,000

Total	$495,520	$507,909	$618,554	$638,135

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

The unrealized gains and losses of selected securities at December 31 were:

	2006		2005
	Unrealized Gains	Unrealized Losses	Unrealized Gains	Unrealized Losses
Investment Securities Available for Sale:
U.S. Treasury and government agencies	$15,291	$70,897	$4,263	$81,725
States and political subdivisions	18,584	1,456	18,010	4,967
Mortgage backed securities	4	1,934	—	2,229
Other	6,288	64	10,743	472

Total	$40,167	$74,351	$33,016	$89,393

Investment Securities Held to Maturity:
States and political subdivisions	$12,401	$4	$19,610	$29
Other	—	8	—	—

Total	$12,401	$12	$19,610	$29

The book value and market value of selected securities by contractual maturity at December 31, 2006 were:

	Investment Securities Available for Sale		Investment Securities Held to Maturity
	Amortized Cost	Market Value	Amortized Cost	Market Value
Within one year	$1,407,612	$1,394,618	$101,367	$102,020
From one through five years	3,379,060	3,352,037	165,494	169,344
From five through ten years	1,175,421	1,169,767	153,440	158,523
After ten years	1,049,944	1,061,431	75,219	78,022

Total	$7,012,037	$6,977,853	$495,520	$507,909

The following table provides the gross unrealized losses and fair value, aggregated by investment category and the length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2006:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and government agencies	$422,638	$1,667	$3,160,890	$69,230	$3,583,528	$70,897
State and political subdivisions	83,509	400	67,513	1,060	151,022	1,460
Mortgage backed securities	1,104	4	89,426	1,930	90,530	1,934
Other	991	8	400	64	1,391	72

Total	$508,242	$2,079	$3,318,229	$72,284	$3,826,471	$74,363

The investment securities in the above table were temporarily impaired at December 31, 2006. This temporary impairment represents the amount of loss that would have been realized if the investment securities had been sold on December 31, 2006. The temporary impairment in the investment securities portfolio is predominantly the result of increases in market interest rates since the investment securities were acquired and

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

not from deterioration in the creditworthiness of the issuer. At December 31, 2006, the Corporation had the ability and intent to hold these temporarily impaired investment securities until a recovery of fair value, which may be maturity.

The following table provides the gross unrealized losses and fair value, aggregated by investment category and the length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2005:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and government agencies	$2,782,907	$44,829	$1,202,390	$36,896	$3,985,297	$81,725
State and political subdivisions	201,436	3,249	49,171	1,747	250,607	4,996
Mortgage backed securities	78,900	1,247	37,564	982	116,464	2,229
Other	57,568	386	4,276	86	61,844	472

Total	$3,120,811	$49,711	$1,293,401	$39,711	$4,414,212	$89,422

The gross investment securities gains and losses, including Wealth Management transactions, amounted to $15,810 and $6,205 in 2006, $48,012 and $2,598 in 2005, and $44,008 and $8,656 in 2004, respectively. See the Consolidated Statements of Cash Flows for the proceeds from the sale of investment securities.

Income tax expense related to net securities transactions amounted to $3,428, $15,901, and $12,373 in 2006, 2005, and 2004, respectively.

At December 31, 2006, securities with a value of approximately $1,177,900 were pledged to secure public deposits, short-term borrowings, and for other purposes required by law.

8. Loans and Leases

Loans and leases at December 31 were:

	2006	2005
Commercial, financial and agricultural	$12,050,963	$9,599,361
Cash flow hedging instruments at fair value	(2,773)	(33,886)

Commercial, financial and agricultural	12,048,190	9,565,475
Real estate:
Construction	6,088,206	3,641,942
Residential mortgage	6,328,478	5,050,803
Home equity loans and lines of credit	4,342,362	4,833,480
Commercial mortgage	10,965,607	8,825,104

Total Real Estate	27,724,653	22,351,329
Personal	1,458,594	1,617,761
Lease financing	703,580	632,348

Total loans and leases	$41,935,017	$34,166,913

Included in residential mortgages in the table previously presented are residential mortgage loans held for sale. Residential mortgage loans held for sale amounted to $139,301 and $198,716 at December 31, 2006 and

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

2005, respectively. Auto loans held for sale, which are included in personal loans in the table previously presented, amounted to $83,434 and $79,131 at December 31, 2006 and 2005, respectively. Student loans held for sale, which are included in personal loans were $77,942 at December 31, 2006.

Commercial loans and commercial mortgages are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan.

The Corporation evaluates the credit risk of each commercial customer on an individual basis and, where deemed appropriate, collateral is obtained. Collateral varies by the type of loan and individual loan customer and may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guarantees, and general security agreements. The Corporation’s access to collateral is dependent upon the type of collateral obtained.

Policies have been established that set standards for the maximum commercial mortgage loan amount by type of property, loan terms, pricing structures, loan-to-value limits by property type, minimum requirements for initial investment and maintenance of equity by the borrower, borrower net worth, property cash flow and debt service coverage as well as policies and procedures for granting exceptions to established underwriting standards.

The Corporation’s residential real estate lending policies require all loans to have viable repayment sources. Residential real estate loans are evaluated for the adequacy of these repayment sources at the time of approval, using such factors as credit scores, debt-to-income ratios and collateral values. Home equity loans and lines of credit are generally governed by the same lending policies.

Origination activities for commercial construction loans and residential construction loans are similar to those described above for commercial mortgages and residential real estate lending.

The Corporation’s lending activities are concentrated primarily in the Midwest. Based on the customer’s location, or for real estate loans, where the underlying collateral is located, approximately 41% of the portfolio consists of loans located in Wisconsin, 17% of loans located in Arizona, 9% of loans located in Minnesota, 8% of loans located in Missouri and 5% of loans located in Florida. The Corporation’s loan portfolio consists of business loans extending across many industry types, as well as loans to individuals. As of December 31, 2006, total loans to any group of customers engaged in similar activities and having similar economic characteristics, as defined by the North American Industry Classification System, did not exceed 10% of total loans.

Federal banking regulatory agencies have established guidelines in the form of supervisory limits for loan- to-value ratios (“LTV”) in real estate lending. The supervisory limits are based on the type of real estate collateral and loan type (1-4 family residential and non-residential). The guidelines permit financial institutions to grant or purchase loans with LTV ratios in excess of the supervisory LTV limits (“High LTV or HLTV”) provided such exceptions are supported by appropriate documentation or the loans have additional credit support. Federal banking regulatory agencies have also established aggregate limits on the amount of HLTV loans a financial institution may hold. HLTV loans as defined by the supervisory limits, amounted to $3,822 million at December 31, 2006. Approximately $2,110 million of these HLTV loans at December 31, 2006 were secured by owner-occupied residential properties. At December 31, 2006, all of the Corporation’s banking affiliates were in compliance with the aggregate limits for HLTV loans.

Federal banking regulatory agencies have expressed concerns that concentrations of loans secured by raw land, land development and construction (including 1-4 family residential construction), multi-family property and non-farm nonresidential property where the primary or a significant source of repayment is derived from

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

rental income associated with the property or the proceeds of the sale, refinancing or permanent financing of the property may make financial institutions more vulnerable to cyclical real estate markets. Loans secured by residential vacant land represents 10% of total real estate loans outstanding at December 31, 2006. Loans secured by commercial vacant land represents 3% of total real estate loans outstanding at December 31, 2006. Loans secured by multi-family properties represents 13% of total real estate loans outstanding at December 31, 2006. Loans secured by non-farm nonresidential properties amounted to $6,620 million with approximately 44% of those loans secured by owner-occupied properties at December 31, 2006. Loans secured by owner-occupied properties generally have risk profiles that are less influenced by the condition of the general real estate market.

The Corporation offers a variety of loan products with payment terms and rate structures that have been designed to meet the needs of its customers within an established framework of acceptable credit risk. Payment terms range from fully amortizing loans that require periodic principal and interest payments to terms that require periodic payments of interest-only with principal due at maturity. Interest-only loans are typical in commercial and business line-of-credit or revolving line-of-credit loans, home equity lines-of-credit and construction and land development loans (residential and commercial). At December 31, 2006, the Corporation did not have loans with below market or so-called teaser interest rates. At December 31, 2006, the Corporation did not offer, hold or service option adjustable rate mortgages that may expose the borrowers to future increase in repayments in excess of changes resulting solely from increases in the market rate of interest (loans subject to negative amortization).

The Corporation periodically reviews the residual values associated with its leasing portfolios. Declines in residual values that are judged to be other than temporary are recognized as a loss resulting in a reduction in the net investment in the lease. No residual impairment losses were incurred for the years ended December 31, 2006 and 2005.

An analysis of loans outstanding to directors and officers, including their related interests, of the Corporation and its significant subsidiaries for 2006 is presented in the following table. All of these loans were made in the ordinary course of business with normal credit terms, including interest rates and collateral. The beginning balance has been adjusted to reflect the activity of newly-appointed directors and executive officers.

Loans to directors and executive officers:

Balance, beginning of year	$142,790
New loans	542,066
Repayments	(531,534)

Balance, end of year	$153,322

9. Allowance for Loan and Lease Losses

An analysis of the allowance for loan and lease losses follows:

	2006	2005	2004
Balance, beginning of year	$363,769	$358,110	$349,561
Allowance of loans and leases acquired	45,258	—	27
Provision charged to expense	50,551	44,795	37,963
Charge-offs	(55,430)	(59,524)	(50,855)
Recoveries	16,462	20,388	21,414

Balance, end of year	$420,610	$363,769	$358,110

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

As of December 31, 2006 and 2005, nonaccrual loans and leases totaled $264,890 and $134,718, respectively.

At December 31, 2006 and 2005 the Corporation’s recorded investment in impaired loans and leases and the related valuation allowance are as follows:

	2006		2005
	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Total impaired loans and leases	$265,015		$134,861
Loans and leases excluded from individual evaluation	(85,157)		(61,090)

Impaired loans evaluated	$179,858		$73,771

Valuation allowance required	$76,557	$24,175	$50,113	$18,235
No valuation allowance required	103,301	—	23,658	—

Impaired loans evaluated	$179,858	$24,175	$73,771	$18,235

The recorded investment in impaired loans for which no allowance is required is net of applications of cash interest payments and net of previous direct write-downs of $34,655 in 2006 and $31,505 in 2005 against the loan balances outstanding. Loans less than $250 are excluded from individual evaluation, but are collectively evaluated as homogeneous pools. The required valuation allowance is included in the allowance for loan and lease losses in the Consolidated Balance Sheets.

The average recorded investment in total impaired loans and leases for the years ended December 31, 2006 and 2005 amounted to $203,014 and $135,584, respectively.

Interest payments received on impaired loans and leases are recorded as interest income unless collection of the remaining recorded investment is doubtful at which time payments received are recorded as reductions of principal. Interest income recognized on total impaired loans and leases amounted to $14,099 in 2006, $8,528 in 2005 and $6,591 in 2004. The gross income that would have been recognized had such loans and leases been performing in accordance with their original terms would have been $12,871 in 2006, $10,954 in 2005 and $10,047 in 2004.

10. Variable Interest Entities and Financial Asset Sales

The Corporation sells indirect automobile loans to an unconsolidated multi-seller asset-backed commercial paper conduit or basic term facilities, in securitization transactions in accordance with SFAS 140. Servicing responsibilities and subordinated interests are retained. The Corporation receives annual servicing fees based on the loan balances outstanding and rights to future cash flows arising after investors in the securitization trusts have received their contractual return and after certain administrative costs of operating the trusts. The investors and the securitization trusts have no recourse to the Corporation’s other assets for failure of debtors to pay when due. The Corporation’s retained interests are subordinate to investors’ interests. Their value is subject to credit, prepayment and interest rate risks on the transferred financial assets.

During 2006, 2005 and 2004, the Corporation recognized net losses of $119, $1,957 and $3,440, respectively, on the sale and securitization of automobile loans. Net trading gains/(losses) associated with related interest swaps amounted to $31, ($1,078) and ($357) in 2006, 2005, and 2004, respectively.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

Net gains associated with the retained interests, held in the form of interest-only strips amounted to $866 in 2006 and $1,009 in 2005 and are included in net investment securities gains in the Consolidated Statements of Income. During 2006, the Corporation realized $4,021 in gains that were offset by impairment losses of $3,155. There were no impairment losses in 2005. The gains realized in 2006 and 2005 resulted from the excess of cash received over the carrying amount of certain interest-only strips. The impairment in 2006 was a result of the differences between the actual credit losses experienced compared to the expected credit losses used in measuring certain interest-only strips. Those impairments were deemed to be other than temporary. There were no gains or impairment losses in 2004.

The values of retained interests are based on cash flow models, which incorporate key assumptions. Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations of automobile loans completed during the year were as follows (rate per annum):

	2006	2005
Prepayment speed (CPR)	15-42%	15-40%
Weighted average life (in months)	20.9	21.2
Expected credit losses (based on original balance)	0.36-1.32%	0.22-0.74%
Residual cash flow discount rate	12.0%	12.0%
Variable returns to transferees	Forward one month LIBOR yield curve

For 2006, the prepayment speed and expected credit loss estimates are based on historical prepayment rates, credit losses on similar assets and consider current environmental factors. The prepayment speed curve ramps to its maximum near the end of the fourth year. The expected credit losses are based in part on whether the loan is on a new or used vehicle. Estimates of net credit losses reach their peak levels at various points during year five. The expected credit losses presented are based on the original loan balances of the loans securitized. The Corporation has not changed any aspect of its overall approach to determining the key economic assumptions. However, on an ongoing basis the Corporation continues to refine the assumptions used in measuring retained interests.

Retained interests and other assets consisted of the following at December 31:

	2006	2005
Interest—only strips	$14,898	$10,659
Cash collateral accounts	19,217	15,050
Servicing advances	208	237

Total retained interests	$34,323	$25,946

At December 31, 2006 key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows ($ in millions):

		Adverse Change in Assumptions
		10%	20%
Weighted average life of collateral (in months)	18.0
Prepayment speed	16-42%	$0.7	$1.6
Expected credit losses (based on original balance)	0.22-1.66%	0.9	1.8
Residual cash flows discount rate (annual)	12.0%	0.2	0.3

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent adverse variation in assumptions generally can not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. Realistically, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Actual and projected net credit losses represented 0.84% of total automobile loans that have been securitized at December 31, 2006, based on original balances at the time of the initial securitization.

The following table summarizes certain cash flows received from and paid to the securitization entities for the years ended December 31:

	2006	2005
Proceeds from new securitizations	$526,236	$498,858
Servicing fees received	6,105	5,765
Net charge-offs	(4,871)	(2,489)
Cash collateral account transfers, net	4,167	(2,919)
Other cash flows received on retained interests, net	11,393	17,385

At December 31, 2006 securitized automobile loans and other automobile loans managed together with them along with delinquency and credit loss information consisted of the following:

	Securitized	Portfolio	Managed
Loan balances	$948,193	$165,649	$1,113,842
Principal amounts of loans 60 days or more past due	3,477	568	4,045
Net credit losses	5,440	1,291	6,731

The Corporation also sells, from time to time, debt securities classified as available for sale that are highly rated to an unconsolidated bankruptcy remote qualifying special purpose entity (“QSPE”) whose activities are limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days which is used to finance the purchase of the investment securities. The Corporation provides liquidity back-up in the form of Liquidity Purchase Agreements. In addition, the Corporation acts as counterparty to interest rate swaps that enable the QSPE to hedge its interest rate risk. Such swaps are designated as trading in the Corporation’s Consolidated Balance Sheets.

A subsidiary of the Corporation has entered into interest rate swaps with the QSPE designed to counteract the interest rate risk associated with third party beneficial interest (commercial paper) and the transferred assets. The beneficial interests in the form of commercial paper have been issued by the QSPE to parties other than the Corporation and its subsidiary or any other affiliates. The notional amounts do not exceed the amount of beneficial interests. The swap agreements do not provide the QSPE or its administrative agent any decision-making authority other than those specified in the standard ISDA Master Agreement.

Highly rated investment securities in the amount of $358.9 million and $270.0 million were outstanding at December 31, 2006 and 2005, respectively, in the QSPE to support the outstanding commercial paper.

The Corporation also holds other variable interests in variable interest entities.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

The Corporation is committed to community reinvestment and is required under federal law to take affirmative steps to meet the credit needs of the local communities it serves. The Corporation regularly invests in or lends to entities that: own residential facilities that provide housing for low-to-moderate income families (affordable housing projects); own commercial properties that are involved in historical preservations (rehabilitation projects); or provide funds for qualified low income community investments. These projects are generally located within the geographic markets served by the Corporation’s Banking segment. The Corporation’s involvement in these entities is limited to providing funding in the form of subordinated debt or equity interests. At December 31, 2006, investments in the form of subordinated debt represented an insignificant involvement in seven unrelated entities.

Generally, the economic benefit from the equity investments consists of the income tax benefits obtained from the Corporation’s allocated operating losses from the partnership that are tax deductible, allocated income tax credits for projects that qualify under the Internal Revenue Code and in some cases, participation in the proceeds from the eventual disposition of the property. The Corporation uses the equity method of accounting to account for these investments. To the extent a project qualifies for income tax credits, the project must continue to qualify as an affordable housing project for fifteen years, a rehabilitation project for five years, or a qualified low income community investment for seven years in order to avoid recapture of the income tax credit which generally defines the time the Corporation will be involved in a project.

The Corporation’s maximum exposure to loss as a result of its involvement with these entities is generally limited to the carrying value of these investments plus any unfunded commitments on projects that are not completed. At December 31, 2006, the aggregate carrying value of the subordinated debt and equity investments was $33,118 and the amount of unfunded commitments outstanding was $16,920.

11. Premises and Equipment

The composition of premises and equipment at December 31 was:

	2006	2005
Land	$110,036	$90,834
Building and leasehold improvements	581,664	493,655
Furniture and equipment	542,499	533,728

	1,234,199	1,118,217
Less: Accumulated depreciation	662,562	627,530

Total premises and equipment, net	$571,637	$490,687

Depreciation expense was $83,290 in 2006, $76,477 in 2005, and $71,489 in 2004.

The Corporation leases certain of its facilities and equipment. Rent expense under such operating leases was $87,473 in 2006, $80,195 in 2005, and $70,644 in 2004, respectively.

The future minimum lease payments under operating leases that have initial or remaining noncancellable lease terms in excess of one year for 2007 through 2011 are $40,257, $34,206, $28,221, $24,137, and $18,031, respectively.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

12. Goodwill and Intangibles

SFAS 142, Goodwill and Other Intangible Assets adopts an aggregate view of goodwill and bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as Reporting Units). A Reporting Unit is an operating segment as defined in SFAS 131 or one level below an operating segment.

SFAS 142 provides specific guidance for testing goodwill and intangible assets that are not amortized for impairment. Goodwill is tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a Reporting Unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. Intangible assets that are not amortized are also tested annually.

With the assistance of a nationally recognized independent appraisal firm, the Corporation has elected to perform its annual test for goodwill impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2006 and concluded that there continues to be no impairment with respect to goodwill at any reporting unit.

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2006 and 2005 are as follows:

	Banking	Metavante	Others	Total
Goodwill balance as of December 31, 2004	$815,086	$978,418	$5,412	$1,798,916
Goodwill acquired during the period	—	273,610	—	273,610
Purchase accounting adjustments	(5,710)	20,011	2,392	16,693

Goodwill balance as of December 31, 2005	809,376	1,272,039	7,804	2,089,219
Goodwill acquired during the period	615,942	76,693	21,251	713,886
Purchase accounting adjustments	(121)	(18,456)	1	(18,576)

Goodwill balance as of December 31, 2006	$1,425,197	$1,330,276	$29,056	$2,784,529

Purchase accounting adjustments are the adjustments to the initial goodwill recorded at the time an acquisition is completed. Such adjustments generally consist of adjustments to the assigned fair value of the assets acquired and liabilities assumed resulting from the completion of appraisals or other valuations, adjustments to initial estimates recorded for transaction costs or exit liabilities, if any, contingent consideration when paid or received from escrow arrangements at the end of a contractual contingency period and the reduction of goodwill allocated to sale transactions. For the year ended December 31, 2006, purchase accounting adjustments for the Banking segment represent a reduction in goodwill allocated to a branch divestiture. Purchase accounting adjustments for Metavante represents adjustments to initial estimates of fair value associated with the acquisitions of GHR Systems, Inc., Brasfield Corporation, AdminiSource, Med-i-Bank, Inc., Link2Gov Corp., TREEV LLC, and NYCE Corporation and its affiliated companies. In addition, purchase accounting adjustments for Metavante include the effect of a $5.0 million earnout associated with Brasfield Corporation. During 2006, Metavante received $29.9 million as a return of purchase price associated with the NYCE acquisition.

For the year ended December 31, 2005, purchase accounting adjustments for the Banking segment represent adjustments relating to the resolution of tax issues resulting from the acquisitions of National City Bancorporation, Richfield State Agency, Inc. and Mississippi Valley Bancshares, Inc. Purchase accounting adjustments for the Banking segment also include a reduction of goodwill allocated to branch divestitures. Purchase accounting adjustments for Metavante represent adjustments to the initial estimates of fair value

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

associated with the acquisitions of Kirchman Corporation, Advanced Financial Solutions, Inc. and its affiliated companies, NYCE Corporation, Response Data Corp., NuEdge Systems LLC and VECTORsgi Holdings, Inc. In addition, purchase accounting adjustments for Metavante include the effect of $22.5 million of contingent consideration associated with the Printing For Systems, Inc. acquisition. Purchase accounting adjustments for the Others include the effect of a contingent payment made for an acquisition made by the Corporation’s Trust subsidiary, net of the reduction of goodwill allocated to the sale of two small Trust business lines.

The Corporation’s other intangible assets consisted of the following at December 31, 2006:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Amortization Period (Yrs)
Other intangible assets:
Core deposit intangible	$207,805	$96,002	$111,803	6.1
Data processing contract rights/customer lists	360,186	58,886	301,300	15.0
Trust customers	6,750	1,930	4,820	8.0
Tradename	8,000	967	7,033	20.0
Other intangibles	1,250	690	560	4.6

	$583,991	$158,475	$425,516	13.5

Mortgage loan servicing rights			$2,057

The Corporation’s other intangible assets consisted of the following at December 31, 2005:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Amortization Period (Yrs)
Other intangible assets:
Core deposit intangible	$152,816	$79,616	$73,200	6.3
Data processing contract rights/customer lists	317,223	32,832	284,391	15.9
Trust customers	4,750	1,229	3,521	6.8
Tradename	8,275	750	7,525	19.4
Other intangibles	1,250	414	836	4.6

	$484,314	$114,841	$369,473	12.8

Mortgage loan servicing rights			$2,769

Amortization expense of other acquired intangible assets amounted to $43,908, $29,453 and $24,926 in 2006, 2005 and 2004, respectively. Amortization of mortgage servicing rights was $1,465, $1,650 and $2,926 in 2006, 2005 and 2004, respectively.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

The estimated amortization expense of other intangible assets and mortgage loan servicing rights for the next five years are:

2007	$45,679
2008	42,070
2009	39,467
2010	37,395
2011	35,887

Mortgage loan servicing rights are subject to the prepayment risk inherent in the underlying loans that are being serviced. The actual remaining life could be significantly different due to actual prepayment experience in future periods.

At December 31, 2006 and 2005, none of the Corporation’s other intangible assets were determined to have indefinite lives.

13. Deposits

The composition of deposits at December 31 was:

	2006	2005
Noninterest bearing demand	$6,112,362	$5,525,019

Savings and NOW	12,081,260	10,462,831
Cash flow hedge—Brokered MMDA	—	(5,326)

Total Savings and NOW	12,081,260	10,457,505

CDs $100,000 and over	7,841,499	5,652,359
Cash flow hedge—Institutional CDs	(970)	(13,767)

Total CDs $100,000 and over	7,840,529	5,638,592

Other time deposits	4,821,233	3,434,476
Foreign deposits	3,228,998	2,618,629

Total deposits	$34,084,382	$27,674,221

At December 31, 2006 and 2005, brokered deposits amounted to $5,411 million and $4,892 million, respectively.

At December 31, 2006, the scheduled maturities for CDs $100,000 and over, other time deposits, and foreign deposits were:

2007	$12,945,528
2008	880,462
2009	646,281
2010	180,309
2011 and thereafter	1,239,150

Total	$15,891,730

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

14. Short-term Borrowings

Short-term borrowings at December 31 were:

	2006	2005
Federal funds purchased and security repurchase agreements	$2,838,618	$2,325,863
Cash flow hedge—Federal funds	138	1,394

Federal funds purchased and security repurchase agreements	2,838,756	2,327,257

U.S. Treasury demand notes	36,721	306,564

Federal Home Loan Bank (FHLB) notes payable	200,000	—

Commercial paper	521,549	380,551

Other	12,275	5,597

Subtotal	3,609,301	3,019,969
Current maturities of long-term borrowings	2,815,829	2,606,765

Total short-term borrowings	$6,425,130	$5,626,734

At December 31, 2006, the Corporation did not have any unused lines of credit. Unused lines of credit, primarily to support commercial paper borrowings, was $75.0 million at December 31, 2005.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

15. Long-term Borrowings

Long-term borrowings at December 31 were:

	2006	2005
Corporation:
Medium-term notes Series E, F and MiNotes	$468,118	$423,796
4.375% senior notes	598,532	598,007
3.90% junior subordinated debt securities	397,052	396,014
7.65% junior subordinated deferrable interest debentures	199,355	204,983
5.80% junior subordinated debt securities	15,270	—
Floating rate junior subordinated debt securities	30,831	—
6.00% junior subordinated deferrable interest debentures	37,651	—
10.60% junior subordinated deferrable interest debentures	16,901	—
Floating rate subordinated notes	34,515	—

Subsidiaries:
Borrowings from Federal Home Loan Bank (FHLB):
Floating rate advances	1,410,000	1,220,000
Cash flow hedge	(6,235)	(21,847)

Floating rate advances	1,403,765	1,198,153
Fixed rate advances	1,022,225	700,946
Senior bank notes:
Floating rate bank notes	1,623,913	723,818
Cash flow hedge	2,262	(1,168)

Floating rate bank notes	1,626,175	722,650
Fixed rate bank notes	2,110,444	1,859,858
Senior bank notes—Amortizing bank notes	109,006	145,301
Senior bank notes—EXLs	—	249,995
Senior bank notes—Extendible Monthly Securities	499,813	499,803
Senior bank notes—Puttable Reset Securities	1,000,126	1,000,480
Subordinated bank notes	1,270,375	1,269,410
Nonrecourse notes	1,620	3,505
9.75% obligation under capital lease due through 2006	—	457
Other	210	2,077

Total long-term borrowing including current maturities	10,841,984	9,275,435
Less current maturities	2,815,829	2,606,765

Total long-term borrowings	$8,026,155	$6,668,670

At December 31, 2006, Series E notes outstanding amounted to $80,000 with fixed rates of 4.50% to 5.02%. Series E notes outstanding mature at various times and amounts through 2023. In May 2002, the Corporation filed a prospectus supplement with the Securities and Exchange Commission to issue up to $500 million of medium-term MiNotes. The MiNotes, issued in minimum denominations of one-thousand dollars or integral multiples of one-thousand dollars, may have maturities ranging from nine months to 30 years and may be at fixed or floating rates. At December 31, 2006, MiNotes outstanding amounted to $142,759 with fixed rates of 2.55% to 6.00%. MiNotes outstanding mature at various times through 2030. The Corporation has filed a shelf registration statement under which it may issue up to $569 million of medium-term Series F notes with maturities ranging

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

from nine months to 30 years and at fixed or floating rates. At December 31, 2006 Series F notes outstanding amounted to $250,000 with a fixed rate of 5.35%. The Series F note matures in 2011.

The Corporation has filed a shelf registration statement with the Securities and Exchange Commission which will enable the Corporation to issue various securities, including debt securities, common stock, preferred stock, depositary shares, purchase contracts, units, warrants, and trust preferred securities, up to an aggregate amount of $3.0 billion. At December 31, 2006 and 2005, approximately $1.30 billion, respectively was available for future securities issuances.

During 2004, the Corporation issued $600 million of 4.375% senior notes. Interest is paid semi-annually and the notes mature on August 1, 2009.

During 2004, the Corporation, through its unconsolidated subsidiary, M&I Capital Trust B, issued 16,000,000 units of Common SPACESSM. Each unit has a stated value of $25 for an aggregate value of $400 million. Each Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25, a fraction of a share of the Corporation’s common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B, also referred to as the STACKSSM, with each share having an initial liquidation amount of $1,000. The stock purchase date is expected to be August 15, 2007, but could be deferred for quarterly periods until August 15, 2008. Holders of the STACKS are entitled to receive quarterly cumulative cash distributions through the stock purchase date fixed initially at an annual rate of 3.90% of the liquidation amount of $1,000 per STACKS. In addition, the Corporation will make quarterly contract payments under the stock purchase contract at the annual rate of 2.60% of the stated amount of $25 per stock purchase contract.

Concurrently with the issuance of the STACKS, M&I Capital Trust B invested the proceeds in junior subordinated debt securities that were issued by the Corporation. The subordinated debt, which represents the sole asset of M&I Capital Trust B bears interest at an initial annual rate of 3.90% payable quarterly and matures on August 15, 2038.

The interest payment provisions for the junior subordinated debt securities correspond to the distribution provisions of the STACKS and automatically reset to equal the distribution rate on the STACKS as and when the distribution rate on the STACKS is reset. In addition, the interest payment dates on the junior subordinated debt securities may be changed, and the maturity of the junior subordinated debt securities may be shortened in connection with a remarketing of the STACKS, in which case the distribution payment dates and final redemption date of the STACKS will automatically change as well.

The Corporation has the right to defer payments of interest on the junior subordinated debt securities at any time or from time to time. The Corporation may not defer interest payments for any period of time that exceeds five years with respect to any deferral period or that extends beyond the stated final maturity date of the junior subordinated debt securities. As a consequence of the Corporation’s extension of the interest payment period, distributions on the STACKS would be deferred. In the event the Corporation exercises its right to extend an interest payment period, the Corporation is prohibited from paying dividends or making any distributions on, or redeeming, purchasing, acquiring or making a liquidation payment with respect to, shares of the Corporation’s capital stock.

The junior subordinated debt securities are junior in right of payment to all present and future senior indebtedness of the Corporation. The Corporation may elect at any time effective on or after the stock purchase date, including in connection with a remarketing of the STACKS, that the Corporation’s obligations under the

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

junior subordinated debt securities and under the Corporation’s guarantee of the STACKS shall be senior obligations instead of subordinated obligations.

M&I Capital Trust B is a 100% owned unconsolidated finance subsidiary of the Corporation. The Corporation has fully and unconditionally guaranteed the securities that M&I Capital Trust B has issued.

The junior subordinated debt securities qualify as “Tier 1” capital for regulatory capital purposes.

In December 1996, the Corporation formed M&I Capital Trust A, which issued $200 million in liquidation or principal amount of cumulative preferred capital securities. Holders of the capital securities are entitled to receive cumulative cash distributions at an annual rate of 7.65% payable semiannually.

Concurrently with the issuance of the capital securities, M&I Capital Trust A invested the proceeds, together with the consideration paid by the Corporation for the common interest in M&I Capital Trust A, in junior subordinated deferrable interest debentures (“subordinated debt”) issued by the Corporation. The subordinated debt, which represents the sole asset of M&I Capital Trust A, bears interest at an annual rate of 7.65% payable semiannually and matures on December 1, 2026.

The subordinated debt is junior in right of payment to all present and future senior indebtedness of the Corporation. The Corporation may redeem the subordinated debt in whole or in part at any time on or after December 1, 2006 at specified call premiums, and at par on or after December 1, 2016. In addition, in certain circumstances the subordinated debt may be redeemed at par upon the occurrence of certain events. The Corporation’s right to redeem the subordinated debt is subject to regulatory approval.

The Corporation has the right, subject to certain conditions, to defer payments of interest on the subordinated debt for extension periods, each period not exceeding ten consecutive semiannual periods. As a consequence of the Corporation’s extension of the interest payment period, distributions on the capital securities would be deferred. In the event the Corporation exercises its right to extend an interest payment period, the Corporation is prohibited from making dividend or any other equity distributions during such extension period.

M&I Capital Trust A is a 100% owned unconsolidated finance subsidiary of the Corporation. The Corporation has fully and unconditionally guaranteed the securities that M&I Capital Trust A has issued.

The junior subordinated deferrable interest debentures qualify as “Tier 1” capital for regulatory capital purposes.

In conjunction with the acquisitions of Gold Banc and Trustcorp, the Corporation acquired all of the common interests in four Trusts that issued cumulative preferred capital securities that are supported by junior subordinated deferrable interest debentures. These Trusts are 100% owned unconsolidated finance subsidiaries of the Corporation. The Corporation has fully and unconditionally guaranteed the securities that the Trusts have issued. The junior subordinated deferrable interest debentures qualify as “Tier 1” capital for regulatory capital purposes.

Gold Banc Trust III was formed in March 2004, and issued $16,000 of trust-preferred securities to institutional investors. Gold Banc Trust III used the proceeds from the issuance of the trust-preferred securities to purchase junior subordinated debt securities issued by the Company. The debentures mature on April 23, 2034, and may be redeemed, at the option of the Company, after April 23, 2009. The interest rate of the debentures is fixed at 5.80% for a five-year period through April 23, 2009. Thereafter, interest is at a floating rate equal to the

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

three-month London Inter-Bank Offered Rate (“LIBOR’) plus 2.75%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

Gold Banc Trust IV was formed in March 2004, and issued $30,000 of trust-preferred securities to institutional investors. Gold Banc Trust IV used the proceeds from the issuance of the trust-preferred securities to purchase floating rate junior subordinated debt securities issued by the Company. The debentures mature on April 7, 2034 and may be redeemed, at the option of the Company, after April 7, 2009. The interest rate of the debentures is a floating rate equal to three-month LIBOR plus 2.75%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

Gold Banc Capital Trust V was formed in November 2004, and issued $38,000 of trust-preferred securities to institutional investors. Gold Banc Capital Trust V used the proceeds from the issuance of the trust-preferred securities to purchase junior subordinated deferrable interest debentures issued by the Company. The debentures mature on December 15, 2034, and may be redeemed, at the option of the Company after December 15, 2009. The interest rate of the debentures is fixed at 6.00% for a five-year period through December 15, 2009. Thereafter, interest is at a floating rate equal to three-month LIBOR plus 2.10%, adjustable quarterly. Interest is payable quarterly. The dividend rate on the trust-preferred securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

Trustcorp Statutory Trust I was formed in August 2000, and issued $15,000 of 10.60% Cumulative Preferred Trust Securities. Trustcorp Statutory Trust I used the proceeds from the issuance of the cumulative preferred trust securities to purchase junior subordinated deferrable interest debentures issued by the Company. The debentures mature on September 7, 2030. Interest is payable semi-annually. The dividend rate on the cumulative preferred trust securities is identical to the interest rate of the related junior subordinated deferrable interest debentures.

The Corporation’s floating rate subordinated-debt securities mature November 2011 and pay interest semiannually at a variable rate, based upon six-month LIBOR plus 3.75%.

Floating rate FHLB advances mature at various times between 2007 and 2013. The interest rate is reset monthly based on one-month LIBOR.

Fixed rate FHLB advances have interest rates, which range from 2.07% to 8.47% and mature at various times in 2006 through 2017.

The Corporation is required to maintain unencumbered first mortgage loans and mortgage-related securities such that the outstanding balance of FHLB advances does not exceed 85% (70% for multi-family) of the book value of this collateral. In addition, a portion of these advances are collateralized by all FHLB stock.

The floating rate senior bank notes have interest rates based on three-month LIBOR with a spread that ranges from a minus 0.015% to a plus 0.13%. Interest payments are quarterly. The floating rate senior bank notes outstanding mature at various times and amounts from 2007 to 2010.

The fixed rate senior bank notes have interest rates, which range from 2.63% to 5.52% and pay interest semi-annually. The fixed rate senior bank notes outstanding mature at various times and amounts from 2007 through 2017.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

The senior bank notes—Amortizing have a maturity date of August 18, 2009. The senior bank notes pay interest semi-annually at a fixed coupon interest rate of 2.90%. In addition, principal in the amount of $18,182 is paid every coupon payment period beginning on August 18, 2004 and ending on August 18, 2009.

The senior bank notes—Extendible Liquidity Securities (“EXLs”) were indexed to one month LIBOR plus a stated spread. The EXLs matured in 2006.

The senior bank notes—Extendible Monthly Securities had an initial stated maturity date of December 15, 2006. The noteholders may elect to extend the maturity date through 2011. The interest rate is floating based upon LIBOR plus a contractually specified spread and reset monthly. The applicable spread to LIBOR is initially minus 0.02%, 0.00% in year two, and for the remaining term is LIBOR plus, 0.01% in year three, 0.03% in years four and five and 0.04% to maturity in 2011.

The senior bank notes – Puttable Reset Securities have a maturity date of December 15, 2016. However in certain circumstances, the notes will be put back to the issuing bank at par prior to final maturity. The notes are also subject to the exercise of a call option by a certain broker-dealer. Beginning December 15, 2003 and each December 15 thereafter until and including December 15, 2015, the broker-dealer has the right to purchase all of the outstanding notes from the noteholders at a price equal to 100% of the principal amount of the notes and then remarket the notes. However, if the broker-dealer does not purchase the notes on the aforementioned date(s), each holder of outstanding notes will be deemed to have put all of the holder’s notes to the issuing bank at a price equal to 100% of the principal amount of the notes and the notes will be completely retired. The current interest rate is 5.162% and, to the extent the notes are purchased and remarketed, the interest rate will reset each date the notes are remarketed, subject to a floor that is based on twelve-month LIBOR plus a credit spread. The call and put are considered clearly and closely related for purposes of recognition and measurement under SFAS 133. The fair value of the call option at December 31, 2006 and 2005, as determined by the holder of the call option, was approximately $41 million and $62 million, respectively.

The subordinated bank notes have fixed rates that range from 4.85% to 7.88% and mature at various times in 2010 through 2017. Interest is paid semi-annually. The subordinated bank notes qualify as “Tier 2” or supplementary capital for regulatory capital purposes.

The nonrecourse notes are reported net of prepaid interest and represent borrowings by the commercial leasing subsidiary from banks and other financial institutions. These notes have a weighted average interest rate of 6.42% at December 31, 2006 and are due in installments over varying periods through 2009. Lease financing receivables at least equal to the amount of the notes are pledged as collateral.

Scheduled maturities of long-term borrowings are $1,503,289, $1,347,098, $819,084, and $1,819,998 for 2008 through 2011, respectively.

16. Shareholders’ Equity

The Corporation has 5,000,000 shares of preferred stock authorized, of which the Board of Directors has designated 2,000,000 shares as Series A Convertible Preferred Stock (the “Series A”), with a $100 value per share for conversion and liquidation purposes. Series A is nonvoting preferred stock. The same cash dividends will be paid on Series A as would have been paid on the common stock exchanged for Series A. At December 31, 2006 and 2005 there were no shares of Series A outstanding.

During 2004, the Corporation and M&I Capital Trust B issued 16,000,000 units of Common SPACESSM. Each unit has a stated value of $25.00 for an aggregate value of $400.0 million. Each Common SPACES consists

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

of (i) a stock purchase contract under which the investor agrees to purchase for $25, a fraction of a share of the Corporation’s common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B, also referred to as the STACKSSM, with each share having an initial liquidation amount of $1,000. The stock purchase date is expected to be August 15, 2007, but could be deferred for quarterly periods until August 15, 2008. Holders of the STACKS are entitled to receive quarterly cumulative cash distributions through the stock purchase date fixed initially at an annual rate of 3.90% of the liquidation amount of $1,000 per STACKS. In addition, the Corporation will make quarterly contract payments under the stock purchase contract at the annual rate of 2.60% of the stated amount of $25 per stock purchase contract.

The Corporation recognized the present value of the quarterly contract payments under the stock purchase contract as a liability with an offsetting reduction in Shareholders’ Equity. That liability along with the allocated portion of the fees and expenses incurred for the offering of Common SPACES resulted in a reduction in Shareholders’ Equity of $34,039 in 2004.

Each stock purchase contract underlying a Common SPACES obligates the investor to purchase on the stock purchase date for an amount in cash equal to the $25 stated amount of the Common SPACES, a number of shares of common stock equal to the settlement rate.

The settlement rate for each purchase contract will be set on August 15, 2007 (regardless of whether the stock purchase date is deferred beyond August 15, 2007). If the applicable market value (the average of the closing price per share of the Corporation’s common stock for the 20 consecutive trading days ending on the third trading day immediately preceding August 15, 2007) of common stock is equal to or greater than $46.28, the settlement rate will be .5402 shares of common stock, which is equal to the stated amount divided by $46.28. If the applicable market value of common stock is less than $46.28 but greater than $37.32, the settlement rate will be a number of shares of common stock equal to $25 divided by the applicable market value. If the applicable market value of common stock is less than or equal to $37.32, the settlement rate will be 0.6699 which is equal to the stated amount divided by $37.32. The settlement rates are subject to adjustment, without duplication, upon the occurrence of certain anti-dilution events including adjustments for dividends paid above $0.21 per share (the dividend level at the time of the offering). The most recent quarterly dividend declared by the Company was $0.27 per share.

The Corporation estimates that it will issue approximately 8.7 million to 10.9 million common shares to settle shares issuable pursuant to the stock purchase contracts.

Holders of Common SPACES have pledged their ownership interests in the STACKS as collateral for the benefit of the Corporation to secure their obligations under the stock purchase contract. Holders of Common SPACES have the option to elect to substitute pledged treasury securities for the pledged ownership interests in the STACKS.

The Corporation issues treasury common stock in conjunction with exercises of stock options and restricted stock, acquisitions, and conversions of convertible securities. Treasury shares are acquired from restricted stock forfeitures, shares tendered to cover tax withholding associated with stock option exercises and vesting of key restricted stock, mature shares tendered for stock option exercises in lieu of cash and open market purchases in accordance with the Corporation’s approved share repurchase program. The Corporation is currently authorized to repurchase up to 12 million shares per year. The Corporation repurchased 1.0 million shares with an aggregate cost of $41.8 million in 2006. There were no shares repurchased in accordance with the approved plan during 2005.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

During 2005, the Corporation entered into an equity distribution agreement that is described in the Prospectus Supplement dated October 17, 2005. The proceeds from these issuances will be used for general corporate purposes, including maintaining capital at desired levels. Under the equity distribution agreement, the Corporation may offer and sell up to 3.5 million shares of its common stock from time to time through certain designated sales agents. However, the Corporation will not sell more than the number of shares of its common stock necessary for the aggregate gross proceeds from such sales to reach $150.0 million. No sales occurred during the year ended December 31, 2006. During 2005, the Corporation issued 155,000 shares of its common stock. The net proceeds from the sale amounted to $6,651.

The Corporation sponsors a deferred compensation plan for its non-employee directors and the non-employee directors and advisory board members of its affiliates. Participants may elect to have their deferred fees used to purchase M&I common stock with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2006 and 2005, 607,973 and 611,318 shares of M&I common stock, respectively, were held in a grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders’ Equity in the Consolidated Balance Sheets and amounted to $17,241 at December 31, 2006 and $16,759 at December 31, 2005.

During 2003, the Corporation amended its deferred compensation plan for its non-employee directors and selected key employees to permit participants to defer the gain from the exercise of nonqualified stock options. In addition, the gain upon vesting of restricted common stock to participating executive officers may be deferred. Shares of M&I common stock, which represent the aggregate value of the gains deferred are maintained in a grantor trust with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2006 and 2005, 540,498 and 451,923 shares of M&I common stock, respectively, were held in the grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders’ Equity in the Consolidated Balance Sheets and amounted to $23,369 at December 31, 2006 and $18,724 at December 31, 2005.

In conjunction with previous acquisitions, the Corporation assumed certain deferred compensation and nonqualified retirement plans for former directors and executive officers of acquired companies. At December 31, 2006 and 2005, 30,657 and 59,796 common shares of M&I stock, respectively, were maintained in a grantor trust with such shares to be distributed to plan participants in accordance with the provisions of the plans. The aggregate cost of such shares of $689 and $1,272 at December 31, 2006 and 2005, respectively, is included in Deferred Compensation as a reduction of Shareholders’ Equity in the Consolidated Balance Sheets.

Federal banking regulatory agencies have established capital adequacy rules which take into account risk attributable to balance sheet assets and off-balance sheet activities. All banks and bank holding companies must meet a minimum total risk-based capital ratio of 8%. Of the 8% required, at least half must be comprised of core capital elements defined as “Tier 1” capital. The Federal banking agencies also have adopted leverage capital guidelines which banking organizations must meet. Under these guidelines, the most highly rated banking organizations must meet a minimum leverage ratio of at least 3% “Tier 1” capital to total assets, while lower rated banking organizations must maintain a ratio of at least 4% to 5%. Failure to meet minimum capital requirements can result in certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Consolidated Financial Statements.

At December 31, 2006 and 2005, the most recent notification from the Federal Reserve Board categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Corporation’s category.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

To be well capitalized under the regulatory framework, the “Tier 1” capital ratio must meet or exceed 6%, the total capital ratio must meet or exceed 10% and the leverage ratio must meet or exceed 5%.

The Corporation’s risk-based capital and leverage ratios are as follows ($ in millions):

	Risk-Based Capital Ratios
	As of December 31, 2006		As of December 31, 2005
	Amount	Ratio	Amount	Ratio
Tier 1 capital	$3,873.0	7.88%	$3,114.0	7.84%
Tier 1 capital adequacy minimum requirement	1,965.1	4.00	1,587.9	4.00

Excess	$1,907.9	3.88%	$1,526.1	3.84%

Total capital	$5,489.5	11.17%	$4,726.4	11.91%
Total capital adequacy minimum requirement	3,930.2	8.00	3,175.8	8.00

Excess	$1,559.3	3.17%	$1,550.6	3.91%

Risk-adjusted assets	$49,128.1		$39,698.1

	Leverage Ratio
	As of December 31, 2006		As of December 31, 2005
	Amount	Ratio	Amount	Ratio
Tier 1 capital to adjusted total assets	$3,873.0	7.38%	$3,114.0	7.24%
Minimum leverage adequacy requirement	1,575.2 - 2,625.4	3.00 -5.00	1,291.1 - 2,151.9	3.00-5.00

Excess	$2,297.8 - 1,247.6	4.38-2.38%	$1,822.9 - 962.1	4.24 -2.24%

Adjusted average total assets	$52,508.3		$43,039.2

All of the Corporation’s banking subsidiaries’ risk-based capital and leverage ratios meet or exceed the defined minimum requirements, and have been deemed well capitalized as of December 31, 2006 and 2005. The following table presents the risk-based capital ratios for the Corporation’s lead banking subsidiary:

	Tier 1	Total	Leverage
M&I Marshall & Ilsley Bank
December 31, 2006	7.37%	10.89%	6.91%
December 31, 2005	7.52	12.03	6.95

At December 31, 2006 and 2005 the estimated deferred tax liabilities that reduced the carrying value of acquired intangibles used in determining Tier 1 capital amounted to $155,183 and $132,453, respectively.

Banking subsidiaries are restricted by banking regulations from making dividend distributions above prescribed amounts and are limited in making loans and advances to the Corporation. At December 31, 2006, the retained earnings of subsidiaries available for distribution as dividends without regulatory approval, while maintaining well capitalized risk-based capital and leverage ratios, was approximately $992.1 million.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

17. Income Taxes

Total income tax expense for the years ended December 31, 2006, 2005, and 2004 was allocated as follows:

	2006	2005	2004
Income before income taxes	$387,794	$351,464	$305,987
Shareholders’ Equity:
Compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(11,430)	(8,882)	(11,155)
Unrealized gains (losses) on accumulated other comprehensive income	11,102	(33,133)	11,065

	$387,466	$309,449	$305,897

The current and deferred portions of the provision for income taxes were:

	2006	2005	2004
Current:
Federal	$321,039	$333,654	$267,613
State	19,456	33,355	36,013

Total current	340,495	367,009	303,626
Deferred:
Federal	42,244	(15,303)	3,855
State	5,055	(242)	(1,494)

Total deferred	47,299	(15,545)	2,361

Total provision for income taxes	$387,794	$351,464	$305,987

The following is a reconciliation between the amount of the provision for income taxes and the amount of tax computed by applying the statutory Federal income tax rate (35%):

	2006	2005	2004
Tax computed at statutory rates	$418,471	$370,179	$319,144
Increase (decrease) in taxes resulting from:
Federal tax-exempt income	(19,343)	(21,498)	(20,834)
State income taxes, net of Federal tax benefit	15,932	21,130	22,031
Bank owned life insurance	(10,197)	(9,478)	(9,539)
Federal tax credits	(17,283)	(5,322)	(3,599)
Other	214	(3,547)	(1,216)

Total provision for income taxes	$387,794	$351,464	$305,987

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2006	2005
Deferred tax assets:
Deferred compensation	$67,132	$60,014
Share-based compensation	77,976	67,661
Allowance for loan and lease losses	170,871	147,877
Accrued postretirement benefits	23,768	27,670
Accrued expenses	38,926	32,742
Net Operating Loss Carryforwards (NOLs)	44,915	30,171
Accumulated other comprehensive income	9,482	20,584
Other	88,987	91,134

Total deferred tax assets before valuation allowance	522,057	477,853
Valuation allowance	(74,233)	(46,659)

Net deferred tax assets	447,824	431,194
Deferred tax liabilities:
Lease revenue reporting	123,701	119,112
Conversion cost deferred	51,127	52,261
Premises and equipment, principally due to depreciation	22,210	22,947
Deductible goodwill	55,623	42,407
Purchase accounting adjustments	122,791	123,396
Other	63,529	58,333

Total deferred tax liabilities	438,981	418,456

Net deferred tax asset	$8,843	$12,738

The Corporation continues to carry a valuation allowance to reduce certain state deferred tax assets which include, in part, certain state net operating loss carryforwards which expire at various times through 2021. At December 31, 2006, the Corporation believes it is more likely than not that these items will not be realized. However, as time passes the Corporation will be able to better assess the amount of tax benefit it will realize from using these items.

In 2006, the Corporation was awarded a $75 million allocation of tax credit authority under the Community Development Financial Institutions Fund. Under the program, the Corporation invested $75 million in a wholly- owned subsidiary, which will make qualifying loans and investments. In return, the Corporation will receive federal income tax credits that will be recognized over seven years, including the year in which the funds were invested in the subsidiary. The Corporation recognizes these tax credits for financial reporting purposes in the same year the tax benefit is recognized in the Corporation’s tax return. The investment resulted in a tax credit that reduced income tax expense by $3.75 million in 2006.

18. Stock Option, Restricted Stock and Employee Stock Purchase Plans

The Corporation has equity incentive plans which provide for the grant of nonqualified and incentive stock options, stock appreciation rights, rights to purchase shares of restricted stock and the award of restricted stock units to key employees and directors of the Corporation at prices ranging from zero to the market value of the shares at the date of grant. The equity incentive plans generally provide for the grant of options to purchase

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

shares of the Corporation’s common stock for a period of ten years from the date of grant. Stock options granted generally become exercisable over a period of three years from the date of grant. However, stock options granted to directors of the Corporation vest immediately and stock options granted after 1996 provide accelerated or immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant. Restrictions on stock or units issued pursuant to the Equity Incentive Plans generally lapse within a three to seven year period.

The Corporation also has a Long-Term Incentive Plan. Under the plan, performance units may be awarded from time to time. Once awarded, additional performance units will be credited to each participant based on dividends paid by the Corporation on its common stock. At the end of a designated vesting period, participants will receive a cash award equal to the Corporation’s average common stock price over the last five days of the vesting period multiplied by some percent (0%-275%) of the initial performance units credited plus those additional units credited as dividends based on the established performance criteria. The vesting period is three years from the date the performance units were awarded.

The Corporation also has a qualified employee stock purchase plan (the “ESPP”) which gives employees who elect to participate in the ESPP the right to acquire shares of the Corporation’s common stock at the purchase price which is 85% of the lesser of the fair market value of the Corporation’s common stock on the first or last day of the one-year offering period (“look-back feature”) which has historically been from July 1 to June 30. Effective July 1, 2006 the ESPP was amended to eliminate the look-back feature and to provide employees, who elect to participate in the plan, the right to acquire shares of the Corporation’s common stock at the purchase price, which is 85% of the fair market value of the Corporation’s common stock on the last day of each three month period within the one-year offering period. 85,708 and 89,388 shares were purchased on January 3, 2007 and October 2, 2006, respectively. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period.

Under the fair value method of accounting, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk-free interest rate over the expected life of the option. The resulting compensation cost for stock options that vest is recognized over the service period, which is usually the vesting period. The fair value method of accounting provided under SFAS 123 is generally similar to the fair value method of accounting under SFAS 123(R).

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

Activity relating to nonqualified and incentive stock options was:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price
Shares under option at December 31, 2003	21,782,816	$9.63-38.25	$27.81
Options granted	3,758,145	36.76-44.20	41.64
Options lapsed or surrendered	(343,070)	15.94-41.95	32.12
Options exercised	(2,319,794)	9.63-34.79	21.09

Shares under option at December 31, 2004	22,878,097	$10.13-44.20	$30.70
Options granted	3,911,980	40.49-47.02	42.81
Options lapsed or surrendered	(284,399)	22.80-42.82	36.76
Options exercised	(1,850,361)	10.13-41.95	23.49

Shares under option at December 31, 2005	24,655,317	$15.94-47.02	$33.09
Options granted	4,215,841	41.30-48.54	47.58
Vested options exchanged in acquisition	532,133	5.71-43.67	12.99
Options lapsed or surrendered	(376,724)	26.14-48.07	42.30
Options exercised	(2,702,031)	5.71-44.95	25.25

Shares under option at December 31, 2006	26,324,536	$5.71-48.54	$35.68

The range of options outstanding at December 31, 2006 were:

	Number of Shares		Weighted-Average Exercise Price		Weighted-Average Aggregate intrinsic Value		Weighted- Average Remaining Contractual Life (In Years)
Price Range	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
$ 5.50-25.99	3,678,604	3,678,604	$22.89	$22.89	$25.22	$25.22	3.3	3.3
26.00-29.99	3,774,548	3,774,548	28.56	28.56	19.55	19.55	4.9	4.9
30.00-31.99	4,597,615	4,597,615	31.42	31.42	16.69	16.69	4.2	4.2
32.00-37.99	3,165,186	3,156,016	34.88	34.88	13.23	13.23	6.8	6.8
38.00-42.49	3,366,375	2,423,505	41.83	41.85	6.28	6.26	7.8	7.8
42.50-46.99	4,066,642	1,615,673	43.00	42.89	5.11	5.22	8.9	8.8
Over $47.00	3,675,566	580,110	48.07	48.07	0.04	0.04	9.8	9.8

	26,324,536	19,826,071	$35.68	$32.54	$12.43	$15.57	6.5	5.6

Options exercisable at December 31, 2005 and 2004 were 18,451,293 and 16,845,530, respectively. The weighted-average exercise price for options exercisable was $30.35 at December 31, 2005 and $28.32 at December 31, 2004.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes closed form option-pricing model for options granted prior to September 30, 2004. A form of a lattice option-pricing model was used for options granted after September 30, 2004.

The grant date fair values and assumptions used to determine such value are as follows:

	2006	2005	2004
Weighted-average grant date fair value	$9.11	$8.78	$7.48
Assumptions:
Risk-free interest rates	4.22-5.66%	3.70-4.64%	3.17-4.45%
Expected volatility	18.20-18.50%	13.12-18.50%	18.00-30.33%
Expected term (in years)	6.3-7.2	6.0	6.0
Expected dividend yield	2.20-2.29%	2.11%	1.93%

The total intrinsic value of nonqualified and incentive stock options exercised during the years ended December 31, 2006, 2005 and 2004 was $55.2 million, $37.0 million and $43.7 million, respectively. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 amounted to $47.4 million, $29.8 million and $30.0 million, respectively.

There was approximately $40.6 million and $35.8 million of total unrecognized compensation expense related to unvested nonqualified and incentive stock options at December 31, 2006 and 2005, respectively. The total unrecognized compensation expense will be recognized over a weighted average period of 1.7 years. For awards with graded vesting, compensation expense was recognized using an accelerated method prior to the adoption of SFAS 123(R) and is recognized on a straight line basis for awards granted after the effective date.

For the years ended December 31, 2006, 2005 and 2004 the expense for nonqualified and incentive stock options that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $30.1 million, $28.8 million and $29.7 million, respectively. These amounts are considered non-cash expenses for the Statements of Cash Flow purposes.

For the years ended December 31, 2006, 2005 and 2004 the expense for directors’ nonqualified and incentive stock options that is included in Other expense in the Consolidated Statements of Income amounted to $0.6 million, $0.7 million and $1.0 million, respectively.

Activity relating to the Corporation’s Restricted Stock Purchase Rights was:

	December 31
	2006	2005	2004
Restricted stock purchase rights outstanding—Beginning of Year	—	—	—
Restricted stock purchase rights granted	220,855	183,700	172,700
Restricted stock purchase rights exercised	(220,855)	(183,700)	(172,700)

Restricted stock purchase rights outstanding—End of Year	—	—	—

Weighted-average grant date market value	$47.21	$42.88	$41.50
Aggregate compensation expense	$6,024	$4,529	$3,153
Unamortized deferred compensation	$16,686	$13,794	$10,727

Restrictions on stock issued pursuant to the exercise of stock purchase rights generally lapse within a three to seven year period. Accordingly, the compensation related to issuance of the rights is amortized over the

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

vesting period. At December 31, 2006, the unamortized compensation expense will be recognized over a weighted average period of 2.1 years. These amounts are considered non-cash expenses for the Statements of Cash Flow purposes.

All participants in the Long-Term Incentive Plan will receive a cash award at the end of the designated vesting period. This plan meets the definition of a liability award. Unlike equity awards, liability awards are remeasured at fair value at each balance sheet date until settlement. For the years ended December 31, 2006, 2005 and 2004 the expense for the Long-Term Incentive Plan that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $8.6 million, $8.6 million and $11.8 million, respectively.

The compensation cost per share for the ESPP was $9.96 and $8.04 for the plan years ended June 30, 2006 and 2005, respectively. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period. The total estimated shares to be purchased are estimated at the beginning of the plan period based on total expected contributions for the plan period and 85% of the market price at that date. During 2006 and 2005, common shares purchased by employees under the ESPP amounted to 511,301 and 324,500, respectively. For the years ended December 31, 2006, 2005 and 2004 the total expense for the ESPP that is included in Salaries and Employee Benefits expense in the Consolidated Statements of Income amounted to $3.1 million, $3.3 million and $2.5 million, respectively. These amounts are considered non-cash expenses for the Statements of Cash Flow purposes.

Shares reserved for the granting of options and stock purchase rights at December 31, 2006 were 17,594,998.

19. Employee Retirement and Health Plans

The Corporation has a defined contribution program that consists of a retirement plan and employee stock ownership plan for substantially all employees. The retirement plan provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At the Corporation’s option, an additional profit sharing amount may also be contributed to the retirement plan and may vary from year to year up to a maximum of 6% of eligible compensation. Under the employee stock ownership plan, employee contributions into the retirement plan of up to 6% of eligible compensation are matched up to 50% by the Corporation based on the Corporation’s return on equity as defined by the plan. Total expense relating to these plans was $68,857, $60,390, and $52,065 in 2006, 2005, and 2004, respectively.

The Corporation also has supplemental retirement plans to provide retirement benefits to certain of its key executives. Total expense relating to these plans amounted to $4,587 in 2006, $3,112 in 2005, and $3,213 in 2004.

The Corporation sponsors a defined benefit health plan that provides health care benefits to eligible current and retired employees. Eligibility for retiree benefits is dependent upon age, years of service, and participation in the health plan during active service. The plan is contributory and in 1997 and 2002 the plan was amended. Employees hired after September 1, 1997, including employees retained from mergers, will be granted access to the Corporation’s plan upon becoming an eligible retiree; however, such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and coinsurance. In addition to the normal monthly funding for claims, the Corporation expects to make an additional contribution to its plan of approximately $7.0 million per year.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

The measurement date for the 2006 accumulated postretirement benefit obligation (“APBO”) was December 31, 2006. The changes during the year of the APBO for retiree health benefits are as follows:

	2006	2005
Change in Benefit Obligation
APBO, beginning of year	$81,388	$73,652
Service cost	2,280	2,210
Interest cost on APBO	4,088	4,635
Plan participants’ contributions	3,097	—
Actuarial (gains) losses—discount rate change	(5,349)	8,789
Actuarial (gains) losses—other	(5,470)	644
Gross benefits paid	(6,903)	(5,035)
Less: Federal subsidy on benefits paid	683	—
Other events (Medicare Part D)	—	(3,507)

APBO, end of year	$73,814	$81,388

	2006	2005
Change in Plan Assets
Fair value of plan assets, beginning of year	$14,317	$7,826
Actual return on plan assets	1,878	546
Employer contribution/payments	11,116	10,980
Plan participants’ contributions	3,097	—
Gross benefits paid	(6,903)	(5,035)

Fair value of plan assets, end of year	$23,505	$14,317

Weighted annual discount rate used in determining ABPO	5.75%	5.00%
Expected long term rate of retirement plan assets	5.25	5.25

The funded status at the end of the year and the related amounts recognized on the Statement of Financial Position are as follows:

	2006	2005
Funded Status, End of Year
Fair value of plan assets	$23,505	$14,317
Benefit obligations	(73,814)	(81,388)

Funded status	(50,309)	(67,071)
Unrecognized actuarial net loss	—	24,929
Unrecognized prior service cost	—	(22,841)

Amount recognized, end of year	$(50,309)	$(64,983)

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

2006
Amounts Recognized in the Statement of Financial Position Consists of
Accrued expenses and other liabilities	$(50,309)

Amounts Recognized in Accumulated Other Comprehensive Income Consists of
Net actuarial loss	$12,328
Prior service cost	(20,027)

Total	$(7,699)

The amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are as follows:

Actuarial (gains)/loss	$484
Prior service (credit)/cost	(2,721)

Total	$(2,237)

The incremental effect of applying SFAS 158 on individual line items in the Consolidated Balance Sheet as of December 31, 2006 is as follows:

	Before Application of SFAS 158	Adjustment	After Application of SFAS 158
Accrued interest and other assets	$1,915,335	$2,854	$1,918,189
Accrued expenses and other liabilities	1,535,520	7,699	1,543,219
Accumulated other comprehensive income, net of related taxes	(22,391)	4,845	(17,546)
Total shareholders’ equity	6,146,526	4,845	6,151,371

The assumed health care cost trend for 2007 was 8.00%. The rate was assumed to decrease gradually to 5.00% in 2010 and remain at that level thereafter.

The weighted average discount rate used in determining the APBO was based on matching the Corporation’s estimated plan duration to a yield curve derived from a portfolio of high-quality corporate bonds with yields within the 10th to 90th percentiles. The portfolio consisted of over 500 actual Aa quality bonds at various maturity points across the full maturity spectrum that were all United States issues and non-callable (or callable with make whole features) with a minimum amount outstanding of $50 million.

Net periodic postretirement benefit cost for the years ended December 31, 2006, 2005 and 2004 includes the following components:

	2006	2005	2004
Service cost	$2,280	$2,210	$2,523
Interest cost on APBO	4,088	4,635	5,008
Expected return on plan assets	(928)	(597)	(300)
Prior service amortization	(2,721)	(2,721)	(2,721)
Actuarial loss amortization	1,515	1,056	1,664

Net periodic postretirement cost	$4,234	$4,583	$6,174

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

The assumed health care cost trend rate has a significant effect on the amounts reported for the health care plans. A one-percentage point change on assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on accumulated postretirement benefit obligation	$7,765	$(6,763)
Effect on aggregate service and interest cost	799	(687)

Postretirement medical plan weighted–average asset allocations at December 31, by asset category are as follows:

Plan Assets by Category	2006	2005
Equity securities	52%	50%
Tax exempt debt securities	45	45
Cash	3	5

Total	100%	100%

The Corporation’s primary investment objective is to achieve a combination of capital appreciation and current income. The long-term target asset mix is 50% fixed income and 50% equity securities. Individual fixed income securities may be taxable or tax-exempt and will have maturities of thirty years or less. The average maturity of the portfolio will not exceed ten years.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Total Without Medicare Part D	Estimated Medicare Part D Subsidy
2007	$4,811	$(767)
2008	5,383	(850)
2009	5,944	(917)
2010	6,446	(980)
2011	6,916	(1,032)
2012-2016	38,499	(5,628)

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduces a prescription drug benefit program under Medicare (Medicare Part D) as well as a 28% Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

In May 2004, the Financial Accounting Standards Board issued FSP 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP 106-2 requires companies to account for the effect of the subsidy on benefits attributable to past service as an actuarial experience gain and as a reduction of the service cost component of net postretirement health care costs for amounts attributable to current service, if the benefit provided is at least actuarially equivalent to Medicare Part D.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

During the third quarter of 2004, the Corporation elected to adopt FSP 106-2 and to retroactively recognize the Act from January 1, 2004. The Corporation and its actuarial advisors determined that benefits provided to certain participants are expected to be at least actuarially equivalent to Medicare Part D, and, accordingly the Corporation will be entitled to some subsidy. The expected subsidy reduced the accumulated postretirement benefit obligation at January 1, 2004 by approximately $7.8 million and net periodic cost for the year ended December 31, 2004 by approximately $1.3 million as compared with the amount determined without considering the effects of the subsidy.

Assumptions used to develop this reduction included those used in the determination of the annual postretirement health care expense and also include expectations of how the Federal program will ultimately operate.

On January 21, 2005 final regulations establishing how Medicare Part D will operate were published. After evaluating the final regulations, the Corporation determined that it was able to expand the retiree group that is eligible for the subsidy which lowered the APBO by approximately $3.5 million over what had previously been calculated.

20. Financial Instruments with Off-Balance Sheet Risk

Financial instruments with off-balance sheet risk at December 31 were:

	2006	2005
Financial instruments whose amounts represent credit risk:
Commitments to extend credit:
To commercial customers	$15,295,917	$13,896,069
To individuals	3,322,136	2,566,658
Commercial letters of credit	64,034	49,698
Mortgage loans sold with recourse	66,991	71,997

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require payment of a fee. The majority of the Corporation’s commitments to extend credit generally provide for the interest rate to be determined at the time the commitment is utilized. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Corporation evaluates each customer’s credit worthiness on an individual basis. Collateral obtained, if any, upon extension of credit, is based upon management’s credit evaluation of the customer. Collateral requirements and the ability to access collateral is generally similar to that required on loans outstanding as discussed in Note 8.

Commercial letters of credit are contingent commitments issued by the Corporation to support the financial obligations of a customer to a third party. Commercial letters of credit are issued to support payment obligations of a customer as buyer in a commercial contract for the purchase of goods. Letters of credit have maturities which generally reflect the maturities of the underlying obligations. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support letters of credit.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

Certain mortgage loans sold have limited recourse provisions. The Corporation expects losses arising from the limited recourse provisions to be insignificant.

21. Foreign Exchange Contracts

Foreign exchange contracts are commitments to purchase or deliver foreign currency at a specified exchange rate. The Corporation enters into foreign exchange contracts primarily in connection with trading activities to enable customers involved in international trade to hedge their exposure to foreign currency fluctuations and to minimize the Corporation’s own exposure to foreign currency fluctuations resulting from the above. Foreign exchange contracts include such commitments as foreign currency spot, forward, future and, to a much lesser extent, option contracts. The risks in these transactions arise from the ability of the counterparties to perform under the terms of the contracts and the risk of trading in a volatile commodity. The Corporation actively monitors all transactions and positions against predetermined limits established on traders and types of currency to ensure reasonable risk taking.

Matching commitments to deliver foreign currencies with commitments to purchase foreign currencies minimizes the Corporation’s market risk from unfavorable movements in currency exchange rates.

At December 31, 2006 the Corporation’s foreign currency position resulting from foreign exchange contracts by major currency was as follows (U.S. dollars):

	Commitments to Deliver Foreign Exchange	Commitments to Purchase Foreign Exchange
Currency
Euros	$305,499	$305,316
Canadian Dollars	51,305	50,988
English Pound Sterling	47,405	47,276
Swiss Franc	46,825	46,808
Japanese Yen	11,699	11,610
Australian Dollar	3,284	3,281
Mexican Peso	2,509	2,508
All Other	631	732

Total	$469,157	$468,519

Average amount of contracts during 2006 to deliver/purchase foreign exchange	$505,356	$505,800

22. Derivative Financial Instruments and Hedging Activities

Interest rate risk, the exposure of the Corporation’s net interest income and net fair value of its assets and liabilities to adverse movements in interest rates, is a significant market risk exposure that can have a material effect on the Corporation’s financial condition, results of operations and cash flows. The Corporation has established policies that neither earnings nor fair value at risk should exceed established guidelines and assesses these risks by modeling the impact of changes in interest rates that may adversely impact expected future earnings and fair values.

The Corporation has strategies designed to confine these risks within the established limits and identify appropriate risk / reward trade-offs in the financial structure of its balance sheet. These strategies include the use

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

of derivative financial instruments to help achieve the desired balance sheet repricing structure while meeting the desired objectives of its customers.

Trading Instruments and Other Free Standing Derivatives

The Corporation enters into various derivative contracts primarily to focus on providing derivative products to customers which enables them to manage their exposures to interest rate risk. The Corporation’s market risk from unfavorable movements in interest rates is generally economically hedged by concurrently entering into offsetting derivative contracts. The offsetting derivative contracts generally have nearly identical notional values, terms and indices. The Corporation uses interest rate futures to economically hedge the exposure to interest rate risk arising from the interest rate swap (designated as trading) entered into in conjunction with its auto securitization activities. Interest rate futures are also used to economically hedge the exposure to interest rate risk arising from auto loans designated as held for sale and other free standing derivatives.

Interest rate lock commitments on residential mortgage loans intended to be held for sale are considered free standing derivative instruments. The option to sell the mortgage loans at the time the commitments are made are also free standing derivative instruments. The change in fair value of these derivative instruments due to changes in interest rates tend to offset each other and act as economic hedges. At December 31, 2006 and 2005, the estimated fair values of interest rate lock commitments on residential mortgage loans intended to be held for sale and related option to sell were insignificant.

Trading and free standing derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting under SFAS 133. They are carried at fair value with changes in fair value recorded as a component of other noninterest income.

At December 31, 2006, free standing interest rate swaps consisted of $2.3 billion in notional amount of receive fixed / pay floating with an aggregate negative fair value of $11.4 million and $1.5 billion in notional amount of pay fixed / receive floating with an aggregate positive fair value of $12.9 million.

At December 31, 2006, interest rate caps purchased amounted to $22.5 million in notional with an immaterial positive fair value and interest rate caps sold amounted to $22.5 million in notional with an immaterial negative fair value.

At December 31, 2006, the notional value of free standing interest rate futures was $4.3 billion with a positive fair value of $0.1 million.

Fair Value Hedges

The Corporation has fixed rate CDs and fixed rate long-term debt which expose the Corporation to variability in fair values due to changes in market interest rates.

To limit the Corporation’s exposure to changes in interest rates, the Corporation has entered into receive-fixed / pay floating interest rate swaps.

At December 31, 2006 certain interest rate swaps designated as fair value hedges met the criteria required to qualify for the shortcut method of accounting. Based on the shortcut method of accounting treatment, no ineffectiveness is assumed.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

At December 31, 2006, no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness for derivative financial instruments designated as fair value hedges.

During 2006, the Corporation terminated fair value hedges on certain long-term borrowings. The adjustment to the fair value of the hedged instrument of $4.7 million is being amortized as expense into earnings over the expected remaining term of the borrowings using the effective interest method.

The following table presents additional information with respect to selected fair value hedges.

Fair Value Hedges

December 31, 2006

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Fair Value Hedges that Qualify for Shortcut Accounting
Fixed Rate Bank Notes	Receive Fixed Swap	$409.1	$(12.6)	8.1
Other Fair Value Hedges
Fixed Rate Bank Notes	Receive Fixed Swap	$125.0	$(4.7)	9.5

Institutional CDs	Receive Fixed Swap	50.0	(0.0)	29.5

The impact from fair value hedges to total net interest income for the year ended December 31, 2006 was a negative $0.3 million. The impact to net interest income due to ineffectiveness was immaterial.

Cash Flow Hedges

The Corporation has variable rate loans, deposits and borrowings which expose the Corporation to variability in interest payments due to changes in interest rates. The Corporation believes it is prudent to limit the variability of a portion of its interest receipts and payments. To meet this objective, the Corporation enters into various types of derivative financial instruments to manage fluctuations in cash flows resulting from interest rate risk. At December 31, 2006, these instruments consisted of interest rate swaps.

The Corporation regularly originates and holds floating rate commercial loans that reprice monthly on the first business day to one-month LIBOR. As a result, the Corporation’s interest receipts are exposed to variability in cash flows due to changes in one-month LIBOR.

In order to hedge the interest rate risk associated with the floating rate commercial loans indexed to one-month LIBOR, the Corporation has entered into receive fixed / pay LIBOR-based floating interest rate swaps designated as cash flow hedges against the first LIBOR-based interest payments received that, in the aggregate for each period, are interest payments on such principal amount of its then existing LIBOR-indexed floating-rate commercial loans equal to the notional amount of the interest rate swaps outstanding.

Hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis that takes into account reset date differences for certain designated interest rate swaps that reset quarterly. Each month the Corporation makes a determination that it is probable that the Corporation will continue to receive

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

interest payments on at least that amount of principal of its existing LIBOR-indexed floating-rate commercial loans that reprice monthly on the first business day to one-month LIBOR equal to the notional amount of the interest rate swaps outstanding. Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest income on loans.

The Corporation regularly issues floating rate institutional CDs indexed to three-month LIBOR. As a result, the Corporation’s interest payments are exposed to variability in cash flows due to changes in three-month LIBOR.

In order to hedge the interest rate risk associated with floating rate institutional CDs, the Corporation has entered into pay fixed / receive LIBOR-based floating interest rate swaps designated as cash flow hedges against the interest payments on the forecasted issuance of floating rate institutional CDs.

For certain institutional CDs, hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis that regresses daily observations of three-month LIBOR to itself with a five day mismatch on either side for potential reset date differences between the interest rate swaps and the floating rate institutional CDs. The regression analysis is based on a rolling five years of daily observations. Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest expense on deposits.

The Corporation regularly purchases overnight borrowings indexed to the Federal funds rate. As a result, the Corporation’s interest payments are exposed to variability in cash flows due to changes in the Federal funds effective rate.

In order to hedge the interest rate risk associated with overnight borrowings, the Corporation has entered into pay fixed / receive floating interest rate swaps designated as cash flow hedges against interest payments on the forecasted issuance of floating rate overnight borrowings. The floating leg of the interest rate swap resets monthly to the H15 Federal Effective index. The H15 Federal Effective index is not a benchmark rate therefore, hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis. Each month the Corporation makes a determination that it is probable that the Corporation will continue to make interest payments on at least that amount of outstanding overnight floating-rate borrowings equal to the notional amount of the interest rate swaps outstanding. Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest expense on short term borrowings.

At December 31, 2006 one interest rate swap designated as a cash flow hedge met the criteria required to qualify for the shortcut method of accounting. Based on the shortcut method of accounting treatment, no ineffectiveness is assumed.

At December 31, 2006, no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness for derivative financial instruments designated as cash flow hedges.

Changes in the fair value of the interest rate swaps designated as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified to interest income or interest expense as a yield adjustment in the same period in which the related interest on the variable rate loans and short-term borrowings affects earnings. Ineffectiveness arising from differences between the critical terms of the hedging instrument and hedged item is recorded in interest income or expense.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

The following table summarizes the Corporation’s cash flow hedges.

Cash Flow Hedges

December 31, 2006

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Cash Flow Hedges that Qualify for Shortcut Accounting
Floating Rate Bank Notes	Pay Fixed Swap	$125.0	$0.5	0.3

Other Cash Flow Hedges
Variable Rate Loans	Receive Fixed Swap	$100.0	$(2.8)	1.5
Institutional CDs	Pay Fixed Swap	1,850.0	1.0	1.6
Federal Funds Purchased	Pay Fixed Swap	250.0	(0.1)	0.6
FHLB Advances	Pay Fixed Swap	1,410.0	6.2	4.2
Floating Rate Bank Notes	Pay Fixed Swap	550.0	(2.8)	3.0

During 2004, $300 million of FHLB floating rate advances were retired. In conjunction with the retirement of debt, $300 million in notional value of receive floating / pay fixed interest rate swaps designated as cash flow hedges against the retired floating rate advances were terminated. The loss in accumulated other comprehensive income aggregating $2.0 million ($1.3 million after tax) was charged to other expense.

The impact to total net interest income from cash flow hedges, including amortization of terminated cash flow hedges, for the year ended December 31, 2006 was a positive $22.7 million. The impact due to ineffectiveness was immaterial. The estimated reclassification from accumulated other comprehensive income in the next twelve months is approximately $2.9 million.

Credit risk arises from the potential failure of counterparties to perform in accordance with the terms of the contracts. The Corporation maintains risk management policies that define parameters of acceptable market risk within the framework of its overall asset/liability management strategies and monitor and limit exposure to credit risk. The Corporation believes its credit and settlement procedures serve to minimize its exposure to credit risk. Credit exposure resulting from derivative financial instruments is represented by their fair value amounts, increased by an estimate of potential adverse position exposure arising from changes over time in interest rates, maturities and other relevant factors. At December 31, 2006, the estimated credit exposure arising from derivative financial instruments was approximately $19.9 million.

For the years ended December 31, 2005 and 2004, the total effect on net interest income resulting from derivative financial instruments, was a positive $35.5 million and a positive $8.6 million including the amortization of terminated derivative financial instruments, respectively.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

23. Fair Value of Financial Instruments

The carrying values and estimated fair values for on and off-balance sheet financial instruments as of December 31, 2006 and 2005 are presented in the following table. Derivative financial instruments designated as hedging instruments are included in the carrying values and fair values presented for the related hedged items. Derivative financial instruments designated as trading and other free standing derivatives are included in Trading securities.

Balance Sheet Financial Instruments ($ in millions)

	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and short term investments	$1,504.3	$1,504.3	$1,455.0	$1,455.0
Trading securities	36.2	36.2	29.8	29.8
Investment securities available for sale	6,977.9	6,977.9	5,701.7	5,701.7
Investment securities held to maturity	495.5	507.9	618.6	638.1
Net loans and leases	41,514.4	41,588.7	33,803.1	33,878.5
Interest receivable	279.1	279.1	199.0	199.0
Financial Liabilities:
Deposits	34,084.4	34,045.4	27,674.2	27,642.7
Short-term borrowings	3,609.3	3,609.3	3,020.0	3,020.0
Long-term borrowings	10,842.0	10,784.8	9,275.4	9,248.6
Standby letters of credit	8.7	8.7	6.8	6.8
Interest payable	265.1	265.1	168.1	168.1

Where readily available, quoted market prices are utilized by the Corporation. If quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized upon immediate settlement of the instrument. The current reporting requirements exclude certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the entire Corporation.

The following methods and assumptions are used in estimating the fair value for financial instruments.

Cash and short-term investments

The carrying amounts reported for cash and short-term investments approximate the fair values for those assets.

Trading and investment securities

Fair value is based on quoted market prices or dealer quotes where available. Estimated fair values for residual interests in the form of interest-only strips from automobile loan securitizations are based on discounted cash flow analysis.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

Net loans and leases

Loan and lease balances are assigned fair values based on a discounted cash flow analysis. The discount rate is based on the treasury yield curve, with rate adjustments for credit quality, cost and profit factors. Net loans and leases include loans held for sale.

Deposits

The fair value for demand deposits or any interest bearing deposits with no fixed maturity date is considered to be equal to the carrying value. Time deposits with defined maturity dates are considered to have a fair value equal to the book value if the maturity date was within three months of December 31. The remaining time deposits are assigned fair values based on a discounted cash flow analysis using discount rates that approximate interest rates currently being offered on time deposits with comparable maturities.

Borrowings

Short-term borrowings are carried at cost that approximates fair value. Long-term debt is generally valued using a discounted cash flow analysis with a discount rate based on current incremental borrowing rates for similar types of arrangements or, if not readily available, based on a build up approach similar to that used for loans and deposits. Long-term borrowings include their related current maturities.

Standby letters of credit

The book value and fair value of standby letters of credit is based on the unamortized premium (fees paid by customers).

Off-Balance Sheet Financial Instruments ($ in millions)

Fair values of loan commitments and commercial letters of credit have been estimated based on the equivalent fees, net of expenses, that would be charged for similar contracts and customers at December 31:

	2006	2005
Loan commitments	$11.4	$9.4
Commercial letters of credit	0.5	0.4

See Note 20 for additional information on off-balance sheet financial instruments.

24. Business Segments

Generally, the Corporation organizes its segments based on legal entities. Each entity offers a variety of products and services to meet the needs of its customers and the particular market served. Each entity has its own president and is separately managed subject to adherence to corporate policies. Discrete financial information is reviewed by senior management to assess performance on a monthly basis. Certain segments are combined and consolidated for purposes of assessing financial performance.

The accounting policies of the Corporation’s segments are generally the same as those described in Note 1. Intersegment revenues may be based on cost, current market prices or negotiated prices between the providers and receivers of services.

For the year ended December 31, 2006, Net Derivative Losses—Discontinued Hedges of $18.4 million are not included in segment income, but are reported as a reconciling item to Consolidated Net Income. Management does not include this item when assessing the financial results of the segment operations.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

Based on the way the Corporation organizes its segments, the Corporation has determined that it has two reportable segments.

Banking

Banking represents the aggregation of two separately chartered banks headquartered in Wisconsin, one federally chartered thrift headquartered in Nevada, one separately chartered bank headquartered in St. Louis, Missouri, an asset-based lending subsidiary headquartered in Minnesota and an operational support subsidiary. Banking consists of accepting deposits, making loans and providing other services such as cash management, foreign exchange and correspondent banking to a variety of commercial and retail customers. Products and services are provided through a variety of delivery channels including traditional branches, supermarket branches, telephone centers, ATMs and the Internet.

Data Services (or Metavante)

Data Services includes Metavante as well as its related subsidiaries. Metavante provides technology products, software and services, including data processing to M&I affiliates as well as banks, thrifts, credit unions, trust companies and other financial services providers in the United States and abroad. Metavante provides products and services related to customer relationship management, electronic banking, Internet banking and electronic funds transfer. Metavante also provides a variety of card solutions, including debit, prepaid debit, and credit card account processing, card personalization, ACH processing, ATM driving and monitoring, gateway transaction processing, merchant processing, healthcare identification card fulfillment and flexible spending account processing. In addition Metavante provides electronic bill presentment and payment services, as well as payment and settlement of bill payment transactions for businesses and consumers.

All Others

The Corporation’s primary other operating segments include Trust Services, Capital Markets Group, Brokerage and Insurance Services and Commercial Leasing. Trust Services provides investment management and advisory services as well as personal, commercial and corporate trust services in Wisconsin, Arizona, Minnesota, Florida, Nevada, Missouri and Indiana. Capital Markets Group provides venture capital and advisory services.

Total Revenues by type in All Others consist of the following ($ in millions):

	2006	2005	2004
Trust Services	$194.1	$165.2	$148.3
Capital Markets	4.4	25.1	18.1
Brokerage and Insurance	29.7	27.3	25.2
Commercial Leasing	12.8	14.9	15.5
Others	5.1	4.6	4.2

Total	$246.1	$237.1	$211.3

The following represents the Corporation’s operating segments as of and for the years ended December 31, 2006, 2005 and 2004. Beginning in 2005, total other income for Metavante includes float income, which represents interest income on balances invested in an affiliate bank which arise from Electronic Bill Payment activities. This income was formerly reported as a component of Net Interest Income for Metavante. Effective January 1, 2006 the Corporation transferred a portion of its item processing business from the Banking segment

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

to Metavante. During 2006, the Corporation transferred the residential and commercial mortgage banking reporting units, which were previously included in other business operations, to the Banking segment. Segment information for all periods has been adjusted for these transfers and reclassifications. Fees—Intercompany represent intercompany revenue charged to other segments for providing certain services. Expenses— Intercompany represent fees charged by other segments for certain services received. For each segment, Expenses—Intercompany are not the costs of that segment’s reported intercompany revenues. Intrasegment revenues, expenses and assets have been eliminated.

	Year Ended December 31, 2006 ($ in millions)
	Banking	Metavante	Others	Corporate Overhead	Eliminations Reclassifications Adjustments	Consolidated
Net interest income	$1,522.5	$(28.6)	$14.7	$(29.7)	$11.4	$1,490.3
Other income
Fees—external	313.9	1,383.9	225.0	11.0	(18.4)	1,915.4
Fees—internal
Fees—intercompany	65.0	108.8	6.4	99.9	(280.1)	—
Float income— intercompany	—	11.4	—	—	(11.4)	—

Total other income	378.9	1,504.1	231.4	110.9	(309.9)	1,915.4
Other expense
Expenses—other	735.5	1,184.0	140.7	99.9	(0.6)	2,159.5
Expenses—intercompany	172.3	51.1	46.3	9.8	(279.5)	—

Total other expense	907.8	1,235.1	187.0	109.7	(280.1)	2,159.5
Provision for loan and lease losses	48.8	—	1.8	—	—	50.6

Income (loss) before taxes	944.8	240.4	57.3	(28.5)	(18.4)	1,195.6
Income tax expense (benefit)	308.9	80.3	20.8	(15.8)	(6.4)	387.8

Segment income	$635.9	$160.1	$36.5	$(12.7)	$(12.0)	$807.8

Identifiable assets	$53,382.0	$2,995.9	$823.7	$781.9	$(1,753.2)	$56,230.3

Depreciation and amortization	$51.0	$145.7	$(29.9)	$4.3	$—	$171.1

Purchase of premises and equipment, net	$61.5	$37.4	$5.1	$0.9	$—	$104.9

Return on Average Equity	13.38%	13.97%	16.23%			14.42%

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

	Year Ended December 31, 2005 ($ in millions)
	Banking	Metavante	Others	Corporate Overhead	Eliminations Reclassifications Adjustments	Consolidated
Net interest income	$1,282.4	$(37.3)	$17.7	$(9.7)	$12.1	$1,265.2
Other income
Fees—external	298.6	1,185.0	213.6	19.1	—	1,716.3
Fees—internal
Fees—intercompany	59.9	87.9	5.8	86.5	(240.1)	—
Float income— intercompany	—	12.1	—	—	(12.1)	—

Total other income	358.5	1,285.0	219.4	105.6	(252.2)	1,716.3
Other expense
Expenses—other	638.1	1,011.5	116.5	113.1	(0.2)	1,879.0
Expenses—intercompany	153.3	43.3	42.1	1.2	(239.9)	—

Total other expense	791.4	1,054.8	158.6	114.3	(240.1)	1,879.0
Provision for loan and lease losses	43.4	—	1.4	—	—	44.8

Income (loss) before taxes	806.1	192.9	77.1	(18.4)	—	1,057.7
Income tax expense (benefit)	257.6	73.4	29.4	(8.9)	—	351.5

Segment income	$548.5	$119.5	$47.7	$(9.5)	$—	$706.2

Identifiable assets	$43,518.2	$2,826.3	$685.5	$615.7	$(1,433.0)	$46,212.7

Depreciation and amortization	$82.3	$139.0	$(24.2)	$5.3	$—	$202.4

Purchase of premises and equipment, net	$60.7	$44.2	$10.2	$(21.5)	$—	$93.6

Return on Average Equity	15.31%	15.44%	23.90%			16.21%

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

	Year Ended December 31, 2004 ($ in millions)
	Banking	Metavante	Others	Corporate Overhead	Eliminations Reclassifications Adjustments	Consolidated
Net interest income	$1,169.3	$(21.8)	$16.9	$(7.8)	$4.0	$1,160.6
Other income
Fees—external	271.3	935.1	189.6	22.0	—	1,418.0
Fees—internal
Fees—intercompany	64.3	76.3	4.8	70.2	(215.6)	—
Float income— intercompany	—	4.0	—	—	(4.0)	—

Total other income	335.6	1,015.4	194.4	92.2	(219.6)	1,418.0
Other expense
Expenses—other	604.4	822.0	104.1	97.9	0.3	1,628.7
Expenses—intercompany	136.3	45.7	40.0	(6.1)	(215.9)	—

Total other expense	740.7	867.7	144.1	91.8	(215.6)	1,628.7
Provision for loan and lease losses	29.8	—	8.2	—	—	38.0

Income (loss) before taxes	734.4	125.9	59.0	(7.4)	—	911.9
Income tax expense (benefit)	240.0	49.1	23.2	(6.3)	—	306.0

Segment income	$494.4	$76.8	$35.8	$(1.1)	$—	$605.9

Identifiable assets	$38,130.1	$2,390.2	$559.0	$933.0	$(1,574.9)	$40,437.4

Depreciation and amortization	$90.5	$118.5	$(20.4)	$3.5	$—	$192.1

Purchase of premises and equipment, net	$50.0	$27.4	$1.6	$1.4	$—	$80.4

Return on Average Equity	15.82%	17.05%	19.59%			17.00%

25. Guarantees

Standby letters of credit are contingent commitments issued by the Corporation to support the obligations of a customer to a third party and to support public and private financing, and other financial or performance obligations of customers. Standby letters of credit have maturities that generally reflect the maturities of the underlying obligations. The credit risk involved in issuing standby letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support the standby letters of credit. The gross amount of standby letters of credit issued at December 31, 2006 was $2.4 billion. Of the amount outstanding at December 31, 2006, standby letters of credit conveyed to others in the form of participations amounted to $104.8 million. Since many of the standby letters of credit are expected to expire without being drawn upon, the amounts outstanding do not necessarily represent future cash requirements. At December 31, 2006, the estimated fair value associated with letters of credit amounted to $8.7 million.

Metavante offers credit card processing to its customers. Under the rules of the credit card associations, Metavante has certain contingent liabilities for card transactions acquired from merchants. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder’s favor. In such case, Metavante charges the transaction back (“chargeback”) to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If Metavante is unable to collect this

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

amount from the merchant, due to the merchant’s insolvency or other reasons, Metavante will bear the loss for the amount of the refund paid to the cardholder. In most cases this contingent liability situation is unlikely to arise because most products or services are delivered when purchased, and credits are issued by the merchant on returned items. However, where the product or service is not provided until some time following the purchase, the contingent liability may be more likely. This credit loss exposure is within the scope of the recognition and measurement provisions of FIN 45. The Corporation has concluded that the fair value of the contingent liability was immaterial due to the following factors: (1) merchants are evaluated for credit risk in a manner similar to that employed in making lending decisions; (2) if deemed appropriate, the Corporation obtains collateral which includes holding funds until the product or service is delivered or severs its relationship with a merchant; and (3) compensation, if any, received for providing the guarantee is minimal.

Metavante assesses the contingent liability and records credit losses for known losses and a provision for losses incurred but not reported which are based on historical chargeback loss experience. For the year ended December 31, 2006, recoveries of such losses totaled $160, compared to recoveries of $56 for the year ended December 31, 2005.

Metavante’s master license agreement includes an indemnification clause that indemnifies the licensee against claims, suits or other proceedings (including reasonable attorneys’ fees and payment of any final settlement or judgment) brought by third parties against the licensee alleging that a software product, by itself and not in combination with any other hardware, software or services, when used by licensee as authorized under the master license agreement, infringes a U.S. patent or U.S. copyright issued or registered as of the date the master license agreement is executed. Metavante’s obligation to indemnify a licensee is contingent on the licensee providing prompt written notice of the claim, full authority and control of the defense and settlement of the claim and reasonable assistance at Metavante’s request and expense, to defend or settle such claim.

In the event a software product becomes, or in Metavante’s opinion is likely to become, the subject of an infringement claim, Metavante may, at its option and expense, either procure for the licensee the right to continue using the software product, modify the software product so that it becomes non-infringing, substitute the software product with other software of the same material capability and functionality or where none of these options are reasonably available, terminate the license granted and refund the unearned portion of the initial license fee.

Metavante’s obligation is subject to certain exceptions and Metavante will have no obligation to any infringement claim based upon any failure to use the software product in accordance with the license agreement or for purposes not intended by Metavante, Metavante’s modification of the software product in compliance with specifications or requirements provided by the licensee, use of any part of the software product in conjunction with third party software, hardware or data not authorized in the license agreement, modification, addition or change to any part of the software product by the licensee or its agents or any registered user, use of any release of the software product other than the most current release made available to the licensee and any claim of infringement arising more than five years after the delivery date of the applicable software product.

At December 31, 2006 and 2005 there were no liabilities reflected on the Consolidated Balance Sheets related to these indemnifications.

As of December 31, 2005, the Corporation has fully and unconditionally guaranteed $200 million of certain long-term borrowing obligations issued by M&I Capital Trust A that was deconsolidated upon the adoption of the provisions of FIN 46R. In addition, at December 31, 2005 the Corporation has fully and unconditionally

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

guaranteed $400 million of certain long-term borrowing obligations issued by M&I Capital Trust B. See Note 15 for further discussion regarding M&I Capital Trust A and B.

In conjunction with the acquisitions of Gold Banc and Trustcorp, the Corporation acquired all of the common interests in four Trusts that issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures in the aggregate principal amounts of $16.0 million, $30.0 million, $38.0 million and $15.0 million, respectively and full guarantees assumed by the Corporation.

As part of securities custody activities and at the direction of trust clients, the Corporation’s trust subsidiary, Marshall & Ilsley Trust Company N.A. (“M&I Trust”) lends securities owned by trust clients to borrowers who have been evaluated for credit risk in a manner similar to that employed in making lending decisions. In connection with these activities, M&I Trust has issued certain indemnifications against loss resulting from the default by a borrower under the master securities loan agreement, such as the failure of the borrower to return loaned securities when due or the borrower’s bankruptcy or receivership. The borrowing party is required to fully collateralize securities received with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100 percent of the fair value of the securities plus accrued interest and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $9.5 billion at December 31, 2006 and $8.0 billion at December 31, 2005. Because of the requirement to fully collateralize securities borrowed, management believes that the exposure to credit loss from this activity is remote and there are no liabilities reflected on the Consolidated Balance Sheets at December 31, 2006 and December 31, 2005, related to these indemnifications.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

26. Condensed Financial Information—Parent Corporation Only

Condensed Balance Sheets

December 31

	2006	2005
Assets
Cash and cash equivalents	$477,160	$288,579
Indebtedness of nonbank affiliates	1,303,350	1,287,910
Investments in affiliates:
Banks	4,915,565	3,585,196
Nonbanks	1,779,072	1,470,609
Premises and equipment, net	8,482	8,786
Other assets	332,031	337,606

Total assets	$8,815,660	$6,978,686

Liabilities and Shareholders’ Equity
Commercial paper issued	$521,549	$301,963
Other liabilities	344,515	318,452
Long-term borrowings:
Medium-term notes Series E, F and MiNotes	468,118	423,796
4.375% senior notes	598,532	598,007
3.90% junior subordinated debt securities	397,052	396,014
7.65% junior subordinated deferrable interest debentures due to M&I Capital Trust A	199,355	204,983
5.80% junior subordinated deferrable interest debentures due to Gold Banc Trust III	15,270	—
Floating rate junior subordinated deferrable interest debentures due to Gold Banc Trust IV	30,831	—
6.00% junior subordinated deferrable interest debentures due to Gold Banc Trust V	37,651	—
10.60% junior subordinated deferrable interest debentures due to Trustcorp Statutory Trust I	16,901	—
Floating rate subordinated notes	34,515	—

Total long-term borrowings	1,798,225	1,622,800

Total liabilities	2,664,289	2,243,215
Shareholders’ equity	6,151,371	4,735,471

Total liabilities and shareholders’ equity	$8,815,660	$6,978,686

Scheduled maturities of long-term borrowings are $9,214 in 2007, $3,529 in 2008, $605,387 in 2009, $18,914 in 2010 and $282,045 in 2011. See Note 15 for a description of the long-term borrowings.

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

Condensed Statements of Income

Years Ended December 31

	2006	2005	2004
Income
Cash dividends:
Bank affiliates	$301,898	$445	$284,347
Nonbank affiliates	34,391	59,473	68,473
Interest from affiliates	79,845	68,955	34,825
Service fees and other	116,418	112,504	100,986

Total income	532,552	241,377	488,631
Expense
Interest	115,859	85,567	48,246
Salaries and employee benefits	58,779	70,740	63,033
Administrative and general	51,991	44,555	32,662

Total expense	226,629	200,862	143,941

Income before income taxes and equity in undistributed net income of affiliates	305,923	40,515	344,690
Provision/(benefit) for income taxes	(15,840)	(8,906)	(6,297)

Income before equity in undistributed net income of affiliates	321,763	49,421	350,987
Equity in undistributed net income of affiliates, net of dividends paid:
Banks	281,346	516,712	182,750
Nonbanks	204,729	140,057	72,116

Net income	$807,838	$706,190	$605,853

MARSHALL & ILSLEY CORPORATION

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005, and 2004 ($000’s except share data)

Condensed Statements of Cash Flows

Years Ended December 31

	2006	2005	2004
Cash Flows From Operating Activities:
Net income	$807,838	$706,190	$605,853
Noncash items included in income:
Equity in undistributed net income of affiliates	(486,075)	(656,769)	(254,866)
Depreciation and amortization	4,340	5,282	3,517
Excess tax benefit from stock–based comp. arrangements	(805)	(1,001)	(1,519)
Other	15,685	(7,470)	1,127

Net cash provided by operating activities	340,983	46,232	354,112

Cash Flows From Investing Activities:
Increases in indebtedness of affiliates	(476,150)	(548,005)	(1,522,750)
Decreases in indebtedness of affiliates	460,710	548,885	599,830
Increases in investments in affiliates	(215,753)	(110,014)	(147,329)
(Purchases of) proceeds from premises and equipment, net	(913)	21,456	(1,456)
Other	40,034	24,340	(59,570)

Net cash used in investing activities	(192,072)	(63,338)	(1,131,275)

Cash Flows From Financing Activities:
Dividends paid	(261,535)	(214,788)	(179,855)
Proceeds from issuance of commercial paper	5,055,511	4,676,424	4,280,021
Principal payments on commercial paper	(4,835,925)	(4,686,559)	(4,273,666)
Proceeds from issuance of long-term borrowings	250,000	8,005	1,108,956
Payments on long-term borrowings	(201,037)	(111,036)	(8,241)
Purchases of common stock	(41,791)	—	(98,385)
Proceeds from issuance of common stock	84,042	60,911	206,666
Excess tax benefit from stock-based comp. arrangements	805	1,001	1,519
Other	(10,400)	(10,400)	(3,062)

Net cash provided by (used in) financing activities	39,670	(276,442)	1,033,953

Net increase (decrease) in cash and cash equivalents	188,581	(293,548)	256,790
Cash and cash equivalents, beginning of year	288,579	582,127	325,337

Cash and cash equivalents, end of year	$477,160	$288,579	$582,127

MARSHALL & ILSLEY CORPORATION

Quarterly Financial Information (Unaudited)

Following is unaudited financial information for each of the calendar quarters during the years ended December 31, 2006 and 2005 ($000’s except share data).

	Quarter Ended
	Dec. 31	Sept. 30	June 30	March 31
2006
Total Interest and Fee Income	$875,746	$860,003	$808,849	$667,902
Net Interest Income	395,205	393,176	376,785	325,133
Provision for Loan and Lease Losses	18,253	10,250	11,053	10,995
Income before Income Taxes	295,879	357,426	282,450	259,877
Net Income	205,357	238,867	190,542	173,072
Net Income Per Share:
Basic	$0.81	$0.94	$0.75	$0.74
Diluted	0.79	0.92	0.74	0.72
2005
Total Interest and Fee Income	$628,741	$583,723	$541,483	$492,684
Net Interest Income	331,577	321,794	313,005	298,858
Provision for Loan and Lease Losses	12,995	9,949	13,725	8,126
Income before Income Taxes	262,270	271,435	273,751	250,198
Net Income	177,455	179,674	183,745	165,316
Net Income Per Share:
Basic	$0.76	$0.77	$0.80	$0.73
Diluted	0.74	0.75	0.79	0.71

	2006	2005	2004	2003	2002
Common Dividends Declared
First Quarter	$0.240	$0.210	$0.180	$0.160	$0.145
Second Quarter	0.270	0.240	0.210	0.180	0.160
Third Quarter	0.270	0.240	0.210	0.180	0.160
Fourth Quarter	0.270	0.240	0.210	0.180	0.160

	$1.050	$0.930	$0.810	$0.700	$0.625

MARSHALL & ILSLEY CORPORATION

Price Range of Stock

(Low and High Close)

	2006	2005	2004	2003	2002
First Quarter
Low	$40.91	$40.21	$36.18	$25.07	$28.90
High	45.35	43.65	40.39	29.15	31.68
Second Quarter
Low	43.36	41.23	36.60	25.79	29.52
High	46.44	45.06	41.15	31.75	31.96
Third Quarter
Low	44.76	42.83	37.32	30.13	25.69
High	48.54	47.28	41.21	32.74	30.97
Fourth Quarter
Low	45.53	40.18	40.28	32.53	23.25
High	49.07	44.40	44.43	38.40	29.20

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Condensed Consolidated Balance Sheets (Unaudited)

As of March 31, 2007 and December 31, 2006

(In thousands)

	March 31, 2007	December 31, 2006
Assets
Current Assets:
Cash and cash equivalents	$315,629	$344,241
Restricted funds	231,469	247,585
Accounts receivable, net	137,736	123,702
EFD processing receivables	57,960	50,893
Unbilled revenues	94,553	98,861
Deferred income taxes	34,590	34,110
Other current assets	48,231	41,183

Total current assets	920,168	940,575

Capitalized software and conversions—net	233,219	214,520
Premises and equipment—net	132,666	135,221
Goodwill and other intangibles—net	1,679,461	1,639,170
Other assets	94,293	85,828

Total	$3,059,807	$3,015,314

Liabilities and Shareholder’s Equity
Current Liabilities:
Accounts payable	$18,972	$24,632
Accrued compensation and related benefits	31,033	52,379
Accrued expenses	150,386	124,219
Payments held for third party remittance	224,294	241,325
Deferred revenues	123,912	110,768
Other current liabilities	13,899	17,803

Total current liabilities	562,496	571,126
Long-term debt and capital lease obligations	982,040	982,000
Due to parent	19,495	19,495
Deferred income taxes	161,197	157,645
Postretirement benefit obligation and other liabilities	8,879	10,157

Total liabilities	1,734,107	1,740,423
Minority Interest	12,723	12,757

Shareholder’s Equity:
Common stock, $0.01 par value—authorized, 300,000 shares; issued and outstanding, 87,000 shares in each period	870	870
Additional paid-in capital	816,066	814,498
Retained earnings	493,932	444,657
Accumulated other comprehensive income, net of related taxes	2,109	2,109

Total shareholder’s equity	1,312,977	1,262,134

Total	$3,059,807	$3,015,314

See notes to condensed consolidated financial statements

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Condensed Consolidated Statements of Income (Unaudited)

For the quarters ended March 31, 2007 and 2006

(In thousands)

	Three Months Ended March 31,
	2007	2006
Revenue:
Processing and Services—External	$356,395	$342,833
Processing and Services—Related Party	30,847	28,115

Total Revenue	387,242	370,948
Expenses:
Cost of Processing and Services	254,810	252,955
Selling, General and Administrative	56,247	56,072

Total Expenses	311,057	309,027

Income from Operations	76,185	61,921
Other Non-Operating Items:
Interest Income	3,548	2,593
Interest Expense	(10,834)	(10,859)
Gains related to Firstsource	8,028
Other	34	407

Income Before Income Taxes	76,961	54,062
Allocated Income Tax Provision	27,686	19,532

Net Income	$49,275	$34,530

See notes to condensed consolidated financial statements.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the quarters ended March 31, 2007 and 2006

(In thousands)

	Three month period ended March 31,
	2007	2006
Operating Activities:
Net income	$49,275	$34,530
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of premises and equipment	10,533	10,406
Amortization	26,712	26,011
Deferred income taxes	(1,246)	(53)
Stock-based compensation expense	1,568	2,101
Other non-cash items	(443)	700
Gains related to Firstsource	(8,028)
Changes in assets and liabilities—net of effect from acquisitions of businesses:
Accounts receivable	(13,749)	(11,607)
EFD processing receivables	(7,067)	(13,725)
Unbilled revenues	4,308	1,944
Other current assets	(6,896)	(70)
Other assets	200	2,253
Accounts payable and accrued liabilities	(4,107)	(2,563)
Deferred revenues	13,072	5,702
Postretirement benefit obligation and other liabilities	(5,100)	(861)

Net cash from operating activities	59,032	54,768

Investing Activities:
Capital expenditures for premises and equipment	(7,854)	(8,007)
Capital expenditures for capitalized software and conversion costs	(30,880)	(15,978)
Purchase of short-term investments		(110,000)
Maturity of short-term investments		80,000
Change in restricted cash	36,117	73,849
Purchases of restricted CD’s	(20,000)	(50,000)
Maturities of restricted CD’s		50,000
Acquisitions—net of cash acquired	(47,954)	(11,193)

Net cash from investing activities	(70,571)	8,671

Financing Activities:
Repayment of debt and capital lease obligations	(42)	(1,214)
Change in payments held for third party remittance	(17,031)	(73,762)
Dividend paid to parent		(1,000)

Net cash from financing activities	(17,073)	(75,976)

Change in Cash and Cash Equivalents	(28,612)	(12,537)
Cash and Cash Equivalents—Beginning of period	344,241	208,028

Cash and Cash Equivalents—End of period	$315,629	$195,491

Supplemental Cash Flow Information:
Cash paid for the period for:
Interest	$10,834	$10,859

Income taxes	$9,317	$3,641

Noncash transactions—issuance of parent equity for acquisitions	—	$23,190

See notes to condensed consolidated financial statements.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Condensed Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

(In thousands, except share and per share data)

1. Basis of Presentation and Summary of Significant Accounting Policies

Interim Financial Statements—Metavante Corporation (“Metavante”) is a wholly owned subsidiary of Marshall & Ilsley Corporation (“M&I” or “parent”) that provides technology products, software and services to financial services firms and businesses in the United States and abroad. The condensed consolidated financial statements for the three months ended March 31, 2007 and 2006 are unaudited. In the opinion of management, all adjustments , normal and recurring in nature, necessary for a fair presentation of such condensed consolidated financial statements have been included. Such interim results are not necessarily indicative of full year results. The condensed consolidated financial statements should be read in conjunction with Metavante’s audited consolidated financial statements and accompanying notes.

Consolidation— The condensed consolidated financial statements include the accounts of Metavante, its wholly owned subsidiaries, and subsidiaries that are majority owned and/or over which it exercises substantive control. Investments in unconsolidated affiliates, in which Metavante has 20 percent to 50 percent of ownership interest and has the ability to exercise significant influence, but not substantive control, over the affiliate’s operating and financial policies, are accounting for using the equity method of accounting. All intercompany transactions are eliminated in consolidation.

Equity Investment— As of December 31, 2006, Metavante held a 24% interest in Firstsource Solutions Limited (“Firstsource”), an Indian-based provider of business process outsourcing solutions. This investment is included in other assets on the consolidated balance sheet and is accounted for using the equity method of accounting. During February 2007, Firstsource offered 60 million new shares at $1.45 per share in a public offering which yielded $86,899 of additional cash proceeds for Firstsource. This issuance of new shares diluted Metavante’s ownership percentage to 21%. Under the provisions of Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary,” when an investee issues shares of its common stock, the investor should recognize a gain or loss in the same manner as if the investor has sold a portion of its investment. The resulting gain or loss can be recognized in the consolidated income statements or reflected as a capital transaction in consolidated shareholder’s equity at the option of Metavante, and the accounting treatment selected is to be followed consistently for all future gains or losses. Metavante has elected to recognize the gain of $8,028 in the consolidated statement of income. All future SAB 51 gains or losses will be recognized in the consolidated statement of income. Deferred income taxes have been provided on the gain.

2. New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items generally on an instrument-by-instrument basis at fair value that are not currently required to be measured at fair value. SFAS 159 is intended to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 does not change requirements for recognizing and measuring dividend income, interest income, or interest expense. SFAS 159 is effective for Metavante on January 1, 2008, although early adoption is permitted. Metavante intends to adopt SFAS 159 on January 1, 2008 and continues to assess the impact, if any, SFAS 159 will have on Metavante.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2007 and 2006

(In thousands, except share and per share data)

3. Business Combinations

The following acquisition, which is not considered to be a material business combination, was completed during the first quarter of 2007.

On January 17, 2007, Metavante acquired all of the outstanding stock of Valutec Card Solutions, Inc. (“Valutec”) for $40,970 in cash. Valutec is a leading provider of closed-loop, in-store gift and loyalty card solutions for small and medium-sized businesses, including hosted account management, reporting capabilities, plastic card design and production, along with card program merchandising products. Initial goodwill, subject to the completion of appraisals, amounted to $34,125 at March 31, 2007. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of seven years amounted to $8,200. The goodwill and intangibles resulting from this acquisition are not deductible for tax purposes.

4. Goodwill and Other Intangibles

The changes in the carrying amount of goodwill for the three months ended March 31, 2007 is as follows:

	Financial Solutions Group	Payment Solutions Group	Total
Goodwill balance as of December 31, 2006	$527,708	$802,568	$1,330,276
Goodwill acquired during the period		34,125	34,125
Purchase accounting adjustments	5,983	4,047	10,030

Goodwill balance as of March 31, 2007	$533,691	$840,740	$1,374,431

Purchase accounting adjustments are the adjustments to the initial goodwill recorded at the time an acquisition is completed. Such adjustments generally consist of adjustments to the assigned fair value of the assets acquired and liabilities assumed resulting from the completion of appraisals or other valuations, adjustments to initial estimates recorded for transaction costs or exit liabilities, if any, contingent consideration when paid or received from escrow arrangements at the end of a contractual contingency period and the reduction of goodwill allocated to sales transactions. For 2007, the additional goodwill represents adjustments made to the initial estimates of fair value associated with the acquisition of Vicor, Inc. and total earnout payments of $8,000 related to the acquisitions of Advanced Financial Solutions, Inc., Printing for Systems, Inc. and Adminisource Corporation. At March 31, 2007, Metavante’s other intangible assets consist of the following:

March 31, 2007	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer Lists	$360,398	$(63,281)	$297,117
Other	11,200	(3,287)	7,913

Total	$371,598	$(66,568)	$305,030

Amortization expense of other intangible assets amounted to $6,780 and $6,168 for the quarters ended March 31, 2007 and 2006, respectively.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2007 and 2006

(In thousands, except share and per share data)

The estimated amortization expense of other intangible assets for the next five annual fiscal years are:

2008	$27,743
2009	27,520
2010	27,311
2011	27,248
2012	26,780

5. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations at March 31, 2007 and December 31, 2006 consist of the following:

	March 31, 2007	December 31, 2006
Note payable to M&I:
Due 2008 with rate at 3.65%, unsecured	$67,000	$67,000
Due 2009 with rate at 4.35%, unsecured	165,000	165,000
Due 2009 with rate at 4.35%, unsecured	140,000	140,000
Due 2009 with rate at 4.50%, unsecured	610,000	610,000
Note payable:
Note payable to minority shareholder of Everlink, payment due monthly through 2007 with a 5.50% rate, unsecured	242	319
Capital lease obligations	111	76

Total debt and capital lease obligations	982,353	982,395
Less current maturities	(313)	(395)

Total long-term debt and capital lease obligations	$982,040	$982,000

6. Related Party Transactions

Metavante provides data processing and related services to M&I Corporation and its subsidiaries. Certain expenses are incurred by M&I on behalf of Metavante and are allocated to Metavante through various intercompany service charges. The method of allocation varies by type of expense and, where possible, includes all expenses directly attributable to Metavante. These transactions may not be reflective of those that would have been incurred between unrelated parties.

The majority of Metavante’s cash balances are deposited with M&I Bank, M&I’s largest subsidiary bank. For the quarters ended March 31, 2007 and 2006, interest paid to Metavante by M&I Bank on these investments were $6,377 and $5,455 respectively. Interest on bill payment float is recorded in processing and services revenue. The remainder of interest is recorded as interest income.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2007 and 2006

(In thousands, except share and per share data)

The following table represents Metavante’s intercompany expenses and interest:

	March 31,
	2007	2006
Charges allocated from M&I	$13,314	$12,348
Interest income	3,265	2,304
Interest expense	(10,824)	(10,821)

The following table represents Metavante’s intercompany receivables, long-term debt, and liabilities:

	March 31, 2007	December 31, 2006
Accounts receivable	$9,462	$9,110
Long-term debt	982,000	982,000
Due to parent	19,495	19,495

At March 31, 2007, Metavante and its subsidiaries have a $60,000 line of credit available from M&I which is due on demand. Interest on the outstanding borrowings is payable quarterly at a rate equal to M&I’s average commercial paper rate, plus 0.25%. At March 31, 2007 and 2006, respectively, the outstanding portion of the line of credit was $0. Metavante pays a commitment fee of approximately 3/16th of 1 percent on the available line of credit. See Note 5 for information on long-term debt due to M&I.

Metavante has a Tax Sharing Agreement with M&I , whereby Metavante will make payments to M&I for additional tax liabilities created as a result of debt being transferred over to M&I in conjunction with an aborted initial public offering (“IPO”). Metavante has recorded a deferred tax asset and corresponding payable to M&I of $19,495 at March 31, 2007 related to this transfer.

7. Income Taxes

Effective January 1, 2007, Metavante adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, and there was no effect on the consolidated financial statements. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of the date of adoption the total amount of unrecognized tax benefits was approximately $11,000, of which $9,000 relates to benefits that, if recognized, would impact the annual effective tax rate. Upon adoption of FIN 48, Metavante changed its policy to include interest and penalties related to income tax liabilities in income tax provision. Prior to adoption of FIN 48, Metavante recorded interest and penalties related to income tax liabilities to Selling, General and Administrative Expense. Included in the total liability for unrecognized tax benefits as of the date of adoption is approximately $500 of interest and no penalties.

Metavante and its subsidiaries file income tax returns in the U.S. (as part of the M&I consolidated return) and various state jurisdictions. With limited exceptions, Metavante is no longer subject to examinations by federal and state taxing authorities for taxable years before 2003.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2007 and 2006

(In thousands, except share and per share data)

The Company does not anticipate that unrecognized tax benefits would significantly change within 12 months of the adoption date.

8. Postretirement Health Plan

Metavante is a member of M&I’s defined benefit health plan that provides health care benefits to eligible current and retired employees. Eligibility for retiree benefits is dependent upon age, years of service and participation in the health plan during active service. This plan is contributory and in 1997 and 2002 the plan was amended. Employees hired, including employees retained from mergers, after September 1, 1997, will be granted access to the plan upon retirement; however, such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and coinsurance.

Net periodic postretirement benefit cost for the three months ended March 31, 2007 and 2006 included the following components:

	Three Months Ended March 31,
	2007	2006
Service cost	$189	$244
Interest cost on APBO	246	236
Expected return on plan assets	(103)	(53)
Prior service amortization	(156)	(156)
Actuarial loss amortization	5	112

Net periodic postretirement benefit cost	$181	$383

Benefit payments and expenses, net of participant contributions, for the three months ended March 31, 2007 amounted to $121.

The funded status, which is the accumulated postretirement benefit obligation net of fair value of plan assets, as of March 31, 2007 is as follows:

Total funded status, December 31, 2006	$(9,619)
Service cost	(189)
Interest cost on APBO	(246)
Expected return on plan assets	103
Employer contributions/payments	1,458
Expected subsidy (Medicare Part D)	(11)

Total funded status, March 31, 2007	$(8,504)

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2007 and 2006

(In thousands, except share and per share data)

9. Segment Information

Metavante operates in two business segments—the Financial Solutions Group (“FSG”) and the Payment Solutions Group (“PSG”). These reportable segments are strategic business units through which we offer different products and services. Metavante evaluates the performance of our segments based on their respective revenues and operating income excluding certain corporate costs. Segment operating income excludes non-operating income and expenses and income taxes.

Revenue and operating income for Metavante’s reporting segments are as follows:

	FSG	PSG	Corporate/ Other	Consolidated
Three months ended March 31, 2007
Revenue	$194,911	$192,331	$—	$387,242
Expenses	154,400	126,103	30,554	311,057

Income From Operations	40,511	66,228	(30,554)	76,185

Other Non-Operating Income, net				776

Income before Income Taxes				$76,961

Three months ended March 31, 2006
Revenue	$191,900	$179,848	$(800)	$370,948
Expenses	157,375	119,512	32,140	309,027

Income From Operations	34,525	60,336	(32,940)	61,921

Other Non-Operating Income, net				(7,859)

Income before Income Taxes				$54,062

(1)	Included in the Corporate/Other revenue and Total Expense are eliminations of inter-segment transactions totaling $0 and $888 for the quarters ended March 31, 2007 and 2006, respectively.

10. Commitments and Contingencies

During its normal course of business, Metavante may be involved from time to time in litigation. Metavante has recorded a reserve in the amount of $8,188 for the estimated exposure and legal fees relating to a contractual dispute with a customer. No significant changes in this litigation or the estimated exposure has occurred since December 31, 2006.

11. Subsequent Events

On April 3, 2007, M&I announced its plan to separate M&I and Metavante into two separate publicly held companies.

Under an investment agreement with Warburg Pincus, a global private equity investor, Warburg Pincus has agreed to invest $625,000 to acquire an equity stake of 25 percent in New Metavante, which will own 100 percent of Metavante. M&I shareholders will own 75 percent of the shares of New Metavante. This plan will be implemented through the spin-off of M&I and is intended to be tax-free to M&I and its shareholders. In

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2007 and 2006

(In thousands, except share and per share data)

connection with the plan, approximately $1,750,000 of new Metavante debt will be arranged. Metavante will pay off certain intercompany indebtedness plus accrued and unpaid interest owed to M&I (the amount currently owed is $982,000) and New Metavante will make a $1,665,000 contribution to M&I.

Upon completion of the transaction, M&I shareholders will receive one share of the new M&I stock for each one share of M&I stock held and one share of Metavante stock for every three shares of M&I stock held.

M&I’s board of directors has unanimously approved the investment agreement and related transactions and has recommended its approval by M&I’s shareholders. Under the investment agreement with Warburg Pincus, the closing of the transaction, which is currently expected to occur in the fourth quarter of 2007, is contingent upon satisfaction of various closing conditions. The conditions include approval of M&I’s shareholders, who will be asked to vote on the proposed transactions at a special meeting that will be held on a date to be announced, obtaining a favorable ruling from the Internal Revenue Service, and other regulatory approvals.

******

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of Metavante Corporation:

We have audited the accompanying consolidated balance sheets of Metavante Corporation (a subsidiary of Marshall & Ilsley Corporation) and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Metavante Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

March 30, 2007

(May 18, 2007 as to Note 19 and Note 20)

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Consolidated Balance Sheets

As of December 31, 2006 and 2005

(In thousands)

	2006	2005
Assets
Current Assets:
Cash and cash equivalents	$344,241	$208,028
Short-term investments		80,000
Restricted funds	247,585	308,282
Accounts receivable, net	123,702	111,417
EFD processing receivables	50,893	45,207
Unbilled revenues	98,861	83,664
Deferred income taxes	34,110	35,647
Other current assets	41,183	33,265

Total current assets	940,575	905,510
Capitalized Software and Conversions—Net	214,520	217,577
Premises and Equipment—Net	135,221	137,340
Goodwill and Other Intangibles—Net	1,639,170	1,564,699
Long-Term Restricted Funds		10,000
Other Assets	85,828	22,663

Total	$3,015,314	$2,857,789

Liabilities and Shareholder’s Equity
Current Liabilities:
Accounts payable	$24,632	$25,576
Accrued compensation and related benefits	52,379	46,176
Accrued expenses	124,219	125,168
Payments held for third party remittance	241,325	319,771
Deferred revenues	110,768	111,900
Other current liabilities	17,803	18,576

Total current liabilities	571,126	647,167
Long-Term Debt and Capital Lease Obligations	982,000	982,386
Due to Parent	19,495	20,309
Deferred Income Taxes	157,645	147,243
Postretirement Benefit Obligation	9,630	12,711
Other Liabilities	527	803

Total liabilities	1,740,423	1,810,619

Minority Interest	12,757	11,503

Shareholder’s Equity:
Common stock, $0.01 par value—authorized, 300,000 shares; issued and outstanding, 87,000 shares in each period	870	870
Additional paid-in capital	814,498	746,264
Retained earnings	444,657	288,533
Accumulated other comprehensive income, net of related taxes	2,109

Total shareholder’s equity	1,262,134	1,035,667

Total	$3,015,314	$2,857,789

See notes to consolidated financial statements

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Consolidated Statements of Income

For the years ended December 31, 2006, 2005, and 2004

(In thousands)

	2006	2005	2004
Revenue:
Processing and services—external	$1,382,391	$1,182,590	$932,024
Processing and services—related party	121,787	102,407	83,369

Total revenue	1,504,178	1,284,997	1,015,393

Expenses:
Cost of processing and services	998,041	877,856	744,485
Selling, general, and administrative	234,170	178,626	124,364

Total expenses	1,232,211	1,056,482	868,849

Income from Operations	271,967	228,515	146,544
Other Non-Operating Items:
Interest income	14,734	6,761	1,446
Interest expense	(43,365)	(44,032)	(23,265)
Other—net	(2,853)	1,626	1,119

Income Before Income Taxes	240,483	192,870	125,844
Allocated Income Tax Provision	80,359	73,339	49,030

Net Income	$160,124	$119,531	$76,814

See notes to consolidated financial statements.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Consolidated Statements of Shareholder’s Equity

For the years ended December 31, 2006, 2005, and 2004

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income		Total Shareholder’s Equity
	Shares	Amount
Balance, December 31, 2003	87,000	$870	$290,713	$100,188	$		$391,771
Net income				76,814			76,814
Capital contribution received from parent			100,000				100,000
Tax benefit of exercised stock options of parent			2,231				2,231
Stock-based compensation expense			7,286				7,286
Dividend paid to parent				(4,000)			(4,000)

Balance, December 31, 2004	87,000	870	400,230	173,002			574,102
Net income				119,531			119,531
Capital contribution received from parent			335,995				335,995
Tax benefit of exercised stock options of parent			2,415				2,415
Stock-based compensation expense			7,624				7,624
Dividend paid to parent				(4,000)			(4,000)

Balance, December 31, 2005	87,000	870	746,264	288,533			1,035,667
Net income				160,124			160,124
Capital contribution received from parent			58,190				58,190
Tax benefit of exercised stock options of parent			1,940				1,940
Stock-based compensation expense			8,104				8,104
Adjustment to initially apply FASB Statement No. 158—net of tax of $1,331						2,109	2,109
Dividend paid to parent				(4,000)			(4,000)

Balance, December 31, 2006	87,000	$870	$814,498	$444,657		$2,109	$1,262,134

See notes to consolidated financial statements.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Consolidated Statements of Cash Flows

For the years ended December 31, 2006, 2005, and 2004

(In thousands)

	2006	2005	2004
Operating Activities:
Net income	$160,124	$119,531	$76,814
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of premises and equipment	40,882	40,448	35,659
Amortization	103,559	98,686	94,875
Deferred income taxes	8,865	(1,067)	5,620
Stock-based compensation expense	8,104	7,624	7,286
Excess tax benefit from stock-based compensation arrangements	(1,940)	(2,415)	(2,231)
Loss on sale of assets	1,777	1,104	7,102
Changes in assets and liabilities—net of effect from acquisitions of businesses:
Accounts receivable	(7,190)	(20,033)	9,828
EFD processing receivables	(18,969)	4,201	(11,299)
Unbilled revenues	(12,307)	1,244	(16,019)
Other current assets	(6,109)	6,012	(5,592)
Other assets	3,988	(8,575)	3,018
Accounts payable and accrued liabilities	18,335	(417)	4,225
Deferred revenues	(7,524)	2,419	(44)
Postretirement benefit obligation and other liabilities	827	1,570	1,990

Net cash from operating activities	292,422	250,332	211,232

Investing Activities:
Capital expenditures for premises and equipment	(37,362)	(44,175)	(27,603)
Capital expenditures for capitalized software and conversion costs	(72,059)	(67,797)	(59,861)
Purchase of equity investment	(66,777)
Purchase of short-term investments	(190,000)	(80,000)
Maturity of short-term investments	270,000	2,454
Change in restricted cash	696	269,669	(88,522)
Purchases of restricted CD’s	(150,000)	(300,000)
Maturities of restricted CD’s	220,000	110,000
Acquisitions—net of cash acquired	(82,554)	(90,764)	(990,286)
Other			5,927

Net cash from investing activities	(108,056)	(200,613)	(1,160,345)

Financing Activities:
Repayment of debt and capital lease obligations	(2,647)	(42,634)	(1,812)
Change in payments held for third party remittance	(78,446)	(78,180)	88,522
Cash contribution from minority shareholders		12,561
Proceeds from issuance of debt and capital lease obligations			907,251
Excess tax benefit from stock-based compensation arrangements	1,940	2,415	2,231
Capital contribution from parent for acquisitions	35,000	94,899	100,000
Dividend paid to parent	(4,000)	(4,000)	(4,000)

Net cash from financing activities	(48,153)	(14,939)	1,092,192

Change in Cash and Cash Equivalents	136,213	34,780	143,079
Cash and Cash Equivalents—Beginning of year	208,028	173,248	30,169

Cash and Cash Equivalents—End of year	$344,241	$208,028	$173,248

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest	$43,365	$44,032	$23,265

Income taxes	$85,719	$75,549	$40,430

Noncash transactions—issuance of parent equity for acquisitions	$23,190	$241,096	$—

See notes to consolidated financial statements.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

1. Nature of Operations and Basis of Presentation

Metavante Corporation (“Metavante”), a wholly owned subsidiary of Marshall & Ilsley Corporation (“M&I” or “parent”), provides technology products, software and services to financial services firms and businesses in the United States and abroad. Metavante’s clients include large banks, mid-tier and community banks and other financial services providers. Metavante provides services and products related to deposit and loan account management, customer relationship management, electronic banking, Internet banking and electronic funds transfer. Metavante also provides a variety of card solutions, including debit, prepaid debit and credit card processing, card personalization, ACH processing, ATM driving and monitoring, gateway transaction processing, merchant processing, healthcare identification card fulfillment and flexible spending account processing. In addition, Metavante provides electronic bill presentment and payment services, as well as payment and settlement of bill payment and health benefits transactions for consumers and businesses.

2. Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of Metavante, its wholly owned subsidiaries, and subsidiaries that are majority owned and/or over which it exercises substantive control. Investments in unconsolidated affiliates, in which the Corporation has 20 percent to 50 percent of ownership interest and has the ability to exercise significant influence, but not substantive control, over the affiliate’s operating and financial policies, are accounting for using the equity method of accounting. All intercompany transactions are eliminated in consolidation.

Revenue Recognition—Processing and services are primarily derived from account and transaction-based fees for data processing, professional services, software maintenance fees, buyout revenue and reimbursable costs such as postage. Also included in processing and services are product related revenues such as software license fees, card plastic revenues and equipment sales. These product revenues are less than 10% in the aggregate of total revenue.

Account Processing—Account processing and related revenues are recognized as services are performed based on amounts billable under the contracts. Processing services performed that have not been billed to clients are accrued. As part of processing certain types of transactions, Metavante earns interest on funds collected from its customers until the time payment is made to the applicable merchants. This is included in processing and services revenue.

Software Revenue—Revenues attributable to the licensing of software are generally recognized upon delivery and performance of certain contractual obligations, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. In the event that significant vendor obligations exist, revenue is deferred until Metavante satisfies the obligations. In order to recognize license revenue, each element of an arrangement, or contract, must meet the following four criteria: persuasive evidence of an arrangement exists; delivery has occurred; the fee is fixed or determinable; and collection is probable. If

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

one or more of these criteria have not been satisfied, revenue is deferred until all criteria have been satisfied. License sales requiring an installation of the software are recognized based on the percentage of completion method.

Metavante’s software license agreements generally include multiple products and services or “elements.” Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended, generally requires revenue earned from software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence (“VSOE”) of fair value. Fair value is determined for license fees based upon the price charged when sold separately or, if the product is not yet sold separately, the price determined by management with relevant authority. In the event Metavante determines that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized using the residual method allowed by SOP 98-9, Software Revenue Recognition, with Respect to Certain Transactions. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Revenues from software maintenance fees for ongoing client support and product updates are deferred and recognized ratably over the term of the maintenance period, which is generally one year.

Professional Services Revenue—Professional services fees consist of revenue for client support, training, consulting and conversion of clients’ processing systems to Metavante’s processing system. Revenues from training and consulting are recognized when the services are performed. Conversion revenues associated with the conversion of clients’ processing systems to Metavante’s processing systems are deferred and amortized over the period of the related processing contract, which is generally five years.

Buyout Revenue—Buyout revenues are generally recognized upon the completion of deconversion of a client’s processing system and satisfaction of all obligations of Metavante. Buyout revenues are recorded within processing and services—external on the consolidated statements of income

Hardware Revenue—Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In certain cases, Metavante does not stock in inventory the hardware products sold, but arranges for third-party suppliers to drop-ship the products to customers on Metavante’s behalf. For these transactions, Metavante follows the guidance provided in Emerging Issues Task Force Issue (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Based upon the indicators provided within this consensus, Metavante records the revenue related to the drop-ship transactions on a gross basis and the related costs are included in cost of processing and services. Metavante also remarkets maintenance contracts on hardware to its customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Cost of Processing and Services—Cost of processing and services expenses primarily consist of operational costs that support the revenue-generating activities of the Company. These costs include information technology, software development and support, customer service, divisional management and operating expenses associated with the services.

Selling, General, and Administrative Expenses—Selling, general, and administrative expenses primarily consist of salaries, wages and related expenses paid to sales personnel, administrative employees and management; advertising and promotional costs; and other selling expenses.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Cash and Cash Equivalents—Cash equivalents are defined as short-term investments that have an original maturity of three months or less at the date of purchase and are readily convertible into cash. Cash equivalents consist of overnight investments in an interest bearing account at an M&I bank subsidiary.

Restricted Funds—As part of processing certain types of transactions, Metavante earns interest from the time money is collected from its clients until the time payment is made to the appropriate payees. Such cash received from clients is restricted and segregated in a separate short-term and long-term investment account and in certificates of deposit. At December 31, 2006 and 2005, restricted funds consisted of the following:

	2006	2005
Cash and cash equivalents	$87,585	$88,282
Certificates of deposit	160,000	230,000

Total restricted funds	$247,585	$318,282

Allowance for Doubtful Accounts—Metavante records an allowance for specific accounts receivable where collectibility is in doubt. Additional analysis is performed based on historical data and trends to determine if additional allowance amounts are required. The allowance for doubtful accounts was $12,243 and $11,935 at December 31, 2006 and 2005, respectively.

EFD Processing Receivable—Metavante performs debit card processing for its customers including the movement of funds between entities. In certain instances, Metavante transfers funds to an entity before receiving funds from a different entity. This timing difference results in an EFD processing receivable. The amounts are generally collected on the following day.

Investments—Investments with maturities of 3 to 12 months are classified as short-term investments and investments maturing after 12 months are classified as long-term investments. These investments are comprised of certificates of deposit with M&I. Metavante classifies at the date of acquisition, its investments into categories in accordance with the provisions of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Metavante has the positive intent and ability to hold these investments to maturity so they are classified as held-to-maturity. These investments are stated at amortized cost.

Purchased Software—Costs associated with purchased software are capitalized and amortized, using the straight-line method over the estimated useful life of the software, which generally is four to five years.

Capitalized Software—Metavante capitalizes certain costs incurred to develop new software and enhance existing software that will be marketed to third parties in accordance with FASB Statement No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Marketed. Such costs are capitalized beginning at the time the technological feasibility of the software, primarily a working model, has been established. Capitalized software costs are amortized using the straight-line method over the expected useful life of the software, which is generally four years.

Metavante capitalizes costs for software that will be used solely for its data processing operations following the criteria of SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Accordingly, the costs of this internal software are capitalized beginning at the software application development stage. Capitalized internal software costs are amortized using the straight-line method over the expected useful life of the software, which is generally four years.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Capitalized Conversion Costs—Metavante capitalizes the direct costs associated with the conversion of clients’ processing systems to Metavante’s processing systems. Upon completion of the conversion, Metavante provides data processing services for the client. The capitalized costs are recognized on the straight-line method over the terms of the related servicing contracts, generally five years.

Premises and Equipment—Premises and equipment are recorded at cost. Depreciation is calculated using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Estimated useful lives generally range from 10 to 40 years for premises and three to five years for equipment. Maintenance and repairs are charged to expense and betterments are capitalized.

Goodwill and Other Intangibles—Goodwill and other intangible assets result from business acquisitions and are recorded in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangibles and FASB Statement No. 141, Business Combinations. Metavante accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and liabilities. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over amounts assigned is recorded as goodwill.

Identifiable intangibles that have been determined to have an indefinite useful life are not amortized but are subject to periodic tests for impairment. At December 31, 2006, Metavante did not have any identifiable intangibles that have been determined to have an indefinite useful life.

FASB Statement No. 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. Goodwill is tested for impairment at least annually with the assistance of a nationally recognized independent appraisal firm using a two-step process that begins with an estimation of the fair value of the Reporting Unit. The first step is a screen for potential impairment and the second measures the amount of the impairment, if any. As permitted by FASB Statement No. 142, Metavante has performed its annual test for impairment as of June 30, 2006, and Metavante concluded that there were no impairment losses.

Equity Investment—During 2006, Metavante purchased a 24% interest in Firstsource for $66,777 in cash. Firstsource is an Indian-based provider of business process outsourcing solutions. This investment is included in other assets on the consolidated balance sheet and is accounted for using the equity method of investment accounting. The investment totaled $68,038 as of December 31, 2006.

Impairment of Long-Lived Assets—Metavante has certain long-lived assets, such as computer mainframes, capitalized software and conversion costs, and other intangibles arising from acquired businesses. Metavante reviews its long-lived assets and intangibles for impairment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the future estimated undiscounted cash flows from the asset are less than the asset’s carrying amount, the asset is considered impaired. The asset-carrying amount is reduced to its estimated fair value in the period the asset is determined to be impaired.

During 2004, Metavante determined certain products had limited growth potential and that the future marketing to new customers should be discontinued. As a result of the strategic product review and net realizable test on this product, Metavante determined that certain assets, including fixed assets, capitalized software and certain customer-based intangibles associated with the product were impaired and recorded a write-down of $9,034.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Allocated Income Taxes—Metavante’s operating results are included in the consolidated Federal income tax return of M&I. Pursuant to a tax allocation agreement with M&I, current and deferred income taxes are calculated as if Metavante filed separate Federal and state income tax returns.

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Metavante records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount Metavante has concluded is more likely than not of being realized. Metavante considers the amount of taxable income available in carryback years, future taxable income, and potential tax planning strategies in assessing the potential need for a valuation allowance.

Stock Based Compensation—Employees of Metavante participate in the Executive Stock Option and Restricted Stock plans of M&I, which provide for the grant of nonqualified and incentive stock options and rights to purchase restricted shares to key employees and directors. Employees of Metavante also participate in the qualified employee stock purchase plan (“ESPP”) of M&I. The amounts presented herein are the allocated costs related to options held by Metavante employees. See Note 13 related to stock-based compensation.

New Accounting Pronouncements—In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115. FASB Statement No. 159 permits entities to choose to measure many financial instruments and certain other items generally on an instrument-by-instrument basis at fair value that are not currently required to be measured at fair value. FASB Statement No. 159 is intended to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FASB Statement No. 159 does not change requirements for recognizing and measuring dividend income, interest income, or interest expense. FASB Statement No. 159 is effective for Metavante on January 1, 2008, although early adoption is permitted. If Metavante elects to adopt FASB Statement No. 159 early, it would need to concurrently early adopt the provisions of FASB Statement No. 157, Fair Value Measurements, which is described below. Metavante is evaluating the provisions of FASB Statement No. 159.

In October 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). FASB Statement No. 158 applied to all plan sponsors who offer defined benefit postretirement benefit plans and requires an entity to recognize in its balance sheet an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status; to measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the Company’s fiscal year; and to recognize changes in the funded status of a defined benefit postretirement plan as a component of accumulated other comprehensive income in the year in which the changes occur. FASB Statement No. 158 does not change the amount of net periodic benefit cost included in net income or change the various measurement conventions associated with postretirement benefit plan accounting.

Metavante is a member of M&I’s defined health plan that provides health care benefits to eligible current and retired employees. The requirement to recognize the funded status of a defined benefit postretirement plan was effective for M&I on December 31, 2006. Metavante’s portion of the funded status resulted in an increase to

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

shareholder’s equity of $2,109. The requirement to measure plan assets and benefit obligations as of the date of Metavante’s year-end balance sheet is effective on December 31, 2008.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), which provides guidance regarding the process of quantifying financial statement misstatements and addresses the diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet.

The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches. The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement. This approach ignores the effect of correcting the portion of the current year balance sheet misstatement that originated in prior years. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination. This approach ignores the effect on the current period income statement.

The SEC staff has indicated in SAB 108 that it does not believe that the exclusive reliance on either the rollover or iron curtain approach appropriately quantifies all misstatements that could be material to users of financial statements. The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described above and by evaluating the error measured under each approach. Early application of this guidance was encouraged and application was required beginning with the first fiscal year ending after November 15, 2006. Metavante elected early application of the guidance contained in SAB 108. No changes to the financial statements were required as a result of the application of SAB 108.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements. FASB Statement No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity is engaged. FASB Statement No. 157 will be effective for Metavante on January 1, 2008. Metavante is currently evaluating the financial statement impact, if any, of adopting FASB Statement No. 157.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN No. 48 were effective January 1, 2007. Metavante has not yet completed its evaluation of the impact of adoption.

On June 28, 2006, the FASB ratified EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Presentation). Certain taxes such as sales taxes and other excise taxes are levied by various taxing authorities based on sales activity. Although generally levied on the purchaser of the goods or services, the selling party usually collects and remits the sales tax to the government. However, in certain jurisdictions, sales taxes are levied on sellers of the goods and services as opposed to the purchasers. Under this EITF consensus these taxes may be presented gross as revenue and an offsetting expense or may be presented net and excluded from revenue. The guidance in this EITF consensus is effective January 1, 2007, with early application permitted. This EITF consensus will not impact Metavante’s results of operations or financial position and Metavante will continue to report these taxes on a net basis.

3.    Business Combinations and Divestitures

The results of operations for acquired companies are included in the consolidated financial statements from the dates of acquisition. The following acquisitions were completed during 2006.

On September 1, 2006, Metavante acquired the outstanding stock of VICOR Inc. (“Vicor”) for $73,583 in cash. VICOR is a provider of corporate payment processing software. Initial goodwill, subject to completion of appraisals and valuation of assets acquired and liabilities assumed, amounted to $55,291 at December 31, 2006. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 7 years amounted to $17,300. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

Everlink Payment Services, Inc. (“Everlink”), a 51% owned Canadian subsidiary of Metavante Corporation, acquired certain assets of the EFT processing division of CGI Group Inc. (“CGI”). CGI is an information technology and business process services firm. These assets include switching and debit processing services for Canadian networks, credit unions, banks and independent service organizations. In December 2005, Metavante contributed 51% of the purchase price and the minority shareholder contributed the remaining 49% of the purchase price to Everlink. On January 4, 2006, Everlink acquired the assets of CGI for $23,750 in cash. Goodwill amounted to $16,099 at December 31, 2006. The identifiable asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $6,487. The goodwill and intangibles from this transaction are deductible for tax purposes.

On January 3, 2006, Metavante acquired the membership interests of Adminisource Communications (“Adminisource”) for $28,190. Total consideration consisted of 527,864 shares of M&I’s common stock valued at $23,190 and $5,000 in cash. Adminisource is a provider of health care payment distribution services, providing printed and electronic payment and remittance advice distribution services for payer organizations nationwide. Goodwill amounted to $21,402. The identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $7,800. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

The results of operations for the companies acquired in 2006 are included in the financial statements from the dates of acquisition. The companies acquired in 2006 are not deemed to be material to the financial statements, either individually or in the aggregate.

The following acquisitions were completed during 2005.

On November 18, 2005, Metavante acquired the outstanding stock of LINK2GOV Corporation for $63,358 in cash. LINK2GOV is a provider of comprehensive, customized online phone and point-of-sale payment

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

processing services, including credit and debit solutions, to many federal, state and local governments and financial intermediaries servicing government entities, including the Internal Revenue Service. Goodwill amounted to $47,620 at December 31, 2006. The identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $17,900. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On October 6, 2005, Metavante acquired the membership interests of Brasfield Holdings, LLC and associated members for $19,979. Total consideration consisted of 335,462 shares of M&I’s common stock valued at $14,564 and $5,415 in cash. Brasfield provides core banking processing and customer service to community banks which license and use Bankway software from Kirchman Corporation, a Metavante company. Goodwill amounted to $22,486 at December 31, 2006. Additional consideration of up to $20,000 could be paid based on earnings through 2007. The identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of nine years amounted to $4,022. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

On August 11, 2005, Metavante acquired all of the outstanding stock of GHR Systems, Inc. (“GHR”) for $60,953. Total consideration consisted of 1,152,144 shares of M&I’s common stock valued at $52,247 and $8,706 in cash. This transaction added consumer finance and mortgage loan origination solutions to Metavante’s financial services lines. GHR provides loan origination technologies for the residential mortgage and consumer finance industries, offering point of sale products for any channel together with comprehensive underwriting, processing and closing technologies. Goodwill amounted to $38,727 at December 31, 2006. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $16,200. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On August 8, 2005, Metavante acquired all of the outstanding stock of TREEV for $19,434. Total consideration consisted of 353,073 shares of M&I’s common stock valued at $16,444 and $2,990 in cash. TREEV provides browser-based document and report management software and consulting services to the financial-services industry in both lending and deposit environments. TREEV will complement Metavante’s check-imaging products and services by providing solutions for document storage and retrieval, including electronic report storage. Goodwill amounted to $16,773 at December 31, 2006. The intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $5,200. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On July 22, 2005, Metavante acquired all of the outstanding capital stock of Med-I-Bank, Inc. (“MBI”) for $150,549. Total consideration consisted of 2,850,730 shares of M&I’s common stock valued at $133,841 and $16,708 in cash. MBI provides electronic payment services for employee benefit and consumer-directed healthcare accounts. MBI offers flexible spending accounts, health reimbursement arrangement and health savings account systems for third-party administrators and health plans. Initial goodwill, subject to the completion of appraisals and valuations of the assets acquired and liabilities assumed, amounted to $119,268 at December 31, 2006. The identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $26,100. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On February 9, 2005, Metavante acquired all of the outstanding stock of Prime Associates, Inc. (“Prime”) of Clark, New Jersey, for $28,382. Total consideration consisted of 563,114 shares of M&I’s common stock valued

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

at $24,000 and $4,382 in cash. Prime is a provider of anti-money laundering and fraud interdiction software and data products for financial institutions, insurance companies and securities firms. Goodwill amounted to $24,595 at December 31, 2006. The identifiable intangible asset to be amortized (customer relationships) with a useful life of 10 years amounted to $4,600. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

The following acquisitions were completed during 2004.

On November 22, 2004, Metavante acquired all the outstanding common stock of VECTORsgi Holdings, Inc., a provider of banking transaction applications including check-image processing and image exchange, item processing, dispute resolution and e-commerce solutions for financial institutions and corporations for $100,000 in cash. The identifiable intangible to be amortized (customer relationships) with an estimated life of 12 years amounted to $12,400. Goodwill amounted to $83,476. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On October 20, 2004, Metavante acquired all the outstanding membership interests of NuEdge Systems LLC (“NuEdge”), for approximately $1,400 in cash. NuEdge is engaged in the business of providing customer relationship management solutions for enterprise marketing automation. The identifiable intangible asset to be amortized (customer relationships), with an estimated useful life of eight years, amounted to $1,388. There was no goodwill recorded in this transaction. The intangibles resulting from this transaction are deductible for tax purposes.

On September 8, 2004, Metavante acquired certain assets of Response Data Corporation (“RDC”) for $34,954 in cash. RDC is a New Jersey-based provider of credit card balance transfer, bill pay and convenience check processing. Goodwill amounted to $26,405. The identifiable intangible asset to be amortized (customer relationships) with a useful life of 10 years, amounted to $6,384. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

On July 30, 2004, Metavante completed the acquisition of all of the outstanding common stock of the NYCE Corporation (“NYCE”) for $583,127 in cash. NYCE owns and operates one of the largest electronic funds transfer networks in the United States and provides debit card authorization processing for automated teller machines and on-line and off-line signature based debit card transactions. The purchase price was subject to certain adjustments that included a return of a portion of purchase price based on certain future revenue measures for certain significant customers. This return of purchase price amounted to $29,913 in 2006. Goodwill amounted to $418,339 as of December 31, 2006. The identifiable intangible asset to be amortized (customer relationships and trademark) with a useful life of 20 years amounted to $177,000 for the customer list and $8,000 for the trademark. The goodwill and intangible resulting from this transaction are not deductible for tax purposes.

On July 1, 2004, Metavante completed the acquisition of all of the outstanding common stock of Advanced Financial Solution, Inc. (“AFS”) and its affiliated companies of Oklahoma City, Oklahoma for $141,939 in cash. AFS is a provider of image-based payment, transaction and document software technologies. AFS also operates an electronic check-clearing network through one of its affiliates. Additional contingent consideration may be paid based on the attainment of certain performance objectives each year through 2007. Goodwill amounted to $102,630. The identifiable intangible assets to be amortized (customer relationships and noncompete agreements) with a useful life of 12 years for customer relationships and four years for noncompete agreements, amounted to $21,500. Goodwill of $51,500 resulting from this transaction is deductible for tax purposes.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

On May 27, 2004, Metavante completed the purchase of certain assets and the assumptions of certain liabilities of Kirchman Corporation (“Kirchman”) of Orlando, Florida for $157,382 in cash, subject to certain adjustments. During 2006, Metavante received a disbursement from escrow for certain adjustments amounting to $7,500. Kirchman is a provider of automation software and compliance services to the banking industry. Goodwill amounted to $160,277. The estimated identifiable intangible assets to be amortized (customer relationships and noncompete agreements) with an estimated useful life of 10 years for the customer relationship and five years for noncompete agreements amounted to $15,750. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

On December 31, 2004, Metavante sold its small business 401(k) Retirement Plan Services operations. A portion of the business was sold to one buyer and then the stock of Metavante 401(k) Services was sold to another party. The combined proceeds from the sale were $2,327. Metavante recorded a combined loss of $4,636 on this divestiture.

On December 31, 2004, in conjunction with an expanded processing relationship, Metavante sold the direct customer base of Paytrust.com. The proceeds from the sale were $3,600. Metavante recorded a loss of $2,415 on this divestiture.

There was no in-process research and development acquired in any of the acquisitions completed by Metavante for the years ended December 31, 2006, 2005, and 2004.

4.    Related-Party Transactions

Metavante provides data processing and related services to M&I Corporation and its subsidiaries. Certain expenses are incurred by M&I on behalf of Metavante and are allocated to Metavante through various intercompany service charges. The method of allocation varies by type of expense and, where possible, includes all expenses directly attributable to Metavante. These transactions may not be reflective of those that would have been incurred between unrelated parties.

The majority of Metavante’s cash balances are deposited with M&I Bank, M&I’s largest subsidiary bank. The certificates of deposit held by Metavante were issued by M&I Bank. For the years ended December 31, 2006, 2005, and 2004, interest paid to Metavante by M&I Bank on these investments were $24,679, $17,632, and $5,170, respectively. Interest on bill payment float is recorded in processing and services revenue. The remainder of interest is recorded as interest income.

Metavante’s intercompany expenses and interest for the years ended December 31, 2006, 2005, and 2004, are as follows:

	2006	2005	2004
Charges allocated from M&I	$50,227	$41,335	$44,316
Interest income	13,305	5,538	1,128
Interest expense	43,280	43,764	22,984

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Metavante’s intercompany receivables, long-term debt, and liabilities for the year ended December 31, 2006 and 2005 are as follows:

	2006	2005
Accounts receivable	$9,110	$13,758
Long-term debt	982,000	982,000
Due to parent	19,495	20,309

At December 31, 2006, Metavante and its subsidiaries have a $60,000 line of credit available from M&I which is due on demand. Interest on the outstanding borrowings is payable quarterly at a rate equal to M&I’s average commercial paper rate, plus 0.25% (5.60% and 4.49% at December 2006 and 2005, respectively). At December 31, 2006 and 2005, respectively, the outstanding portion of the line of credit was $0. Metavante pays a commitment fee of approximately 3/16th of 1 percent on the available line of credit. See Note 9 for additional information related to long-term debt.

Metavante has a tax sharing agreement with M&I, whereby Metavante will make payments to M&I for additional tax liabilities created as a result of debt being transferred over to M&I in conjunction with an aborted initial public offering (“IPO”). Metavante has recorded a deferred tax asset and corresponding payable to M&I of $19,495 and $20,309 at December 31, 2006 and 2005, related to this transfer. See Note 11 for additional information.

5.    Investments

At December 31, 2006 and 2005, investments, which are classified as restricted funds and short-term investments, consist of the following:

	2006
	Cost	Unrealized Gains	Estimated Fair Value
Certificates of deposit	$160,000	$694	$160,694

	2005
	Cost	Unrealized Gains	Estimated Fair Value
Certificates of deposit	$310,000	$1,114	$311,114

There were no realized gains or losses on investments for the years ended December 31, 2006, 2005, and 2004.

6.    Purchased and Capitalized Software and Conversion Costs

Purchased and capitalized software and conversions at December 31, 2006 and 2005, are summarized as follows:

	2006	2005
Purchased software—net	$42,302	$43,642
Capitalized software—net	144,073	147,237
Capitalized conversion—net	28,145	26,698

	$214,520	$217,577

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Amounts reflected on the consolidated financial statements during the years ended December 31, 2006, 2005, and 2004, are as follows:

	2006	2005	2004
Costs capitalized:
Purchased software	$13,292	$18,247	$13,187

Capitalized software costs and conversions:
Capitalized software development costs	$15,567	$10,470	$5,527
Capitalized internal software costs	31,567	28,539	31,784
Capitalized conversion costs	11,633	10,541	9,363

Total	$58,767	$49,550	$46,674

Amortization expense:
Amortization of purchased software	$13,985	$12,679	$11,774
Amortization of capitalized software development costs	19,848	19,791	25,924
Amortization of capitalized internal software development costs	32,928	37,704	32,792
Amortization of capitalized conversion costs	10,068	10,463	13,459

Total	$76,829	$80,637	$83,949

Included within cost of processing and services expense are impairment losses related to capitalized software development costs of $0, $0, and $963 and impairment losses related to capitalized internal software costs of $416, $0, and $7,699 for the years ended December 31, 2006, 2005, and 2004, respectively.

The estimated amortization expense of capitalized software costs in future periods is as follows:

2007	$55,249
2008	43,154
2009	27,076
2010	15,270
2011	1,616

7. Premises and Equipment

Premises and equipment at December 31, 2006 and 2005, are summarized as follows:

	2006	2005
Land and improvements	$2,481	$3,088
Buildings	107,776	102,106
Computer and other equipment	257,949	248,308
Construction in progress	2,434	1,444

	370,640	354,946
Less accumulated depreciation	(235,419)	(217,606)

	$135,221	$137,340

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Depreciation expense was $40,882, $40,448, and $35,659, for the years ended December 31, 2006, 2005, and 2004, respectively.

8. Goodwill and Other Intangibles

FASB Statement No. 142, Goodwill and Other Intangible Assets, provides an aggregate view of goodwill and bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as Reporting Units). A Reporting Unit is an operating segment as defined in FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information or one level below an operating segment.

FASB Statement No. 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. Goodwill is tested for impairment at least annually with the assistance of a nationally recognized independent appraisal firm using a two-step process that begins with an estimation of the fair value of the Reporting Unit. The first step is a screen for potential impairment and the second measures the amount of the impairment, if any. As permitted by FASB Statement No. 142, Metavante has performed its annual test for impairment as of June 30, 2006, and Metavante concluded that there were no impairment losses.

The changes in the carrying amount of goodwill for the 12 months ended December 31, 2006 and 2005, are as follows:

	Financial Solutions Group	Payment Solutions Group	Total
Goodwill balance as of December 31, 2004	$364,902	$613,517	$978,419
Goodwill acquired during the period	102,587	171,023	273,610
Purchase accounting adjustments	4,935	15,075	20,010

Goodwill balance as of December 31, 2005	472,424	799,615	1,272,039
Goodwill acquired during the period	55,291	37,501	92,792
Purchase accounting adjustments	(7)	(34,548)	(34,555)

Goodwill balance as of December 31, 2006	$527,708	$802,568	$1,330,276

Purchase accounting adjustments are the adjustments to the initial goodwill recorded at the time an acquisition is completed. Such adjustments generally consist of adjustments to the assigned fair value of the assets acquired and liabilities assumed resulting from the completion of appraisals or other valuations, adjustments to initial estimates recorded for transaction costs or exit liabilities, if any, contingent consideration when paid or received from escrow arrangements at the end of a contractual contingency period and the reduction of goodwill allocated to sales transactions. For 2005, the additional goodwill related primarily to contingent consideration associated with an acquisition prior to 2004. For 2006, the reduction to goodwill primarily relates to a $29,912 return of purchase price associated with the NYCE acquisition.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

As of December 31, 2006 and 2005, Metavante’s other intangible assets consist of the following:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Average Amortization Period (Years)
December 31, 2006
Customer lists	$357,498	$(56,734)	$300,764	15.07
Other	11,200	(3,070)	8,130	16.54

Total	$368,698	$(59,804)	$308,894

December 31, 2005
Customer lists	$314,611	$(31,019)	$283,592	16.07
Other	11,610	(2,542)	9,068	17.66

Total	$326,221	$(33,561)	$292,660

Amortization expense of other intangible assets amounted to $26,730, $18,049, and $10,925 for the years ended December 31, 2006, 2005, and 2004, respectively.

The estimated amortization expense of other intangible assets in future periods is:

2007	$27,788
2008	27,339
2009	27,117
2010	26,908
2011	26,845

9. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations at December 31, 2006 and 2005, consist of the following:

	2006	2005
Note payable to M&I:
Due 2008 with rate at 3.65%, unsecured	$67,000	$67,000
Due 2009 with rate at 4.35%, unsecured	165,000	165,000
Due 2009 with rate at 4.35%, unsecured	140,000	140,000
Due 2009 with rate at 4.50%, unsecured	610,000	610,000
Note payable:
Payments due monthly through 2006 with a 6.00% rate, secured by certain assets		582
Payments due monthly through 2007 with a 5.50% rate, secured by certain assets		755
Note payable to minority shareholder of Everlink, payment due monthly through 2007 with a 5.50% rate, unsecured	319	420
Capital lease obligations	76	1,286

Total debt and capital lease obligations	982,395	985,043
Less current maturities	(395)	(2,657)

Total long-term debt and capital lease obligations	$982,000	$982,386

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Scheduled maturities of debt and capital lease obligations as of December 31, 2006, are as follows:

As of December 31
2007	$395
2008	67,000
2009	915,000

$982,395

10. Lease Commitments

Metavante leases certain of its facilities and equipment. Certain noncancelable leases are classified as capital leases, and the leased assets are included as part of premises and equipment. Other leases are classified as operating leases and are not capitalized.

The future minimum lease payments under operating leases as of December 31, 2006, are as follows:

2007	$22,127
2008	17,042
2009	11,409
2010	8,744
2011	5,053
Thereafter	7,526

Total	$71,901

Rental expenses charged to operations on operating leases were $28,826, $29,310, and $26,379 in 2006, 2005, and 2004, respectively.

11. Allocated Income Taxes

Total income tax expense at December 31, 2006 and 2005, was allocated as follows:

	2006	2005	2004
Current:
Federal	$66,033	$62,494	$33,001
State	5,461	11,912	10,409
Deferred:
Federal	7,549	(761)	6,013
State	1,316	(306)	(393)

Total allocated provision for income taxes	$80,359	$73,339	$49,030

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

A reconciliation of the difference between the statutory Federal tax rate and Metavante’s effective tax rate at December 31, 2006, 2005, and 2004, is as follows:

	2006	2005	2004
Statutory Federal rate	35.0%	35.0%	35.0%
State income taxes—net of federal benefit	1.8	3.9	5.1
R&E and other tax credits	(3.5)	(1.3)	(1.8)
Other	0.1	0.4	0.7

Effective rate	33.4%	38.0%	39.0%

Metavante continues to carry a valuation allowance to reduce certain state deferred tax assets which include, in part, certain state net operating loss carryforwards which expire at various times through 2021. At December 31, 2006, Metavante believes it is more likely than not that these items would not be realized. However, as time passes Metavante will be able to better assess the amount of tax benefit it will realize from using these items.

The tax rate effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005, are as follows:

	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$3,671	$8,849
Share-based compensation	12,137	10,862
Postretirement benefit obligation	5,209	5,424
Maintenance and license revenues	10,709	11,147
Accrued liabilities	17,981	16,057
Other	13,907	22,925

Total deferred tax asset before valuation allowance	63,614	75,264
Valuation allowance	(614)	(1,668)

Total net deferred tax assets	63,000	73,596

Deferred tax liabilities:
Capitalized software and conversions	48,323	50,180
Premises, equipment and purchased software	6,100	11,781
Goodwill and other intangibles	123,553	113,576
Other	8,559	9,655

Total deferred tax liabilities	186,535	185,192

Total net deferred tax liabilities	$123,535	$111,596

Current deferred tax asset	$34,110	$35,647
Long-term deferred tax liability	157,645	147,243

Total net deferred tax liabilities	$123,535	$111,596

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Metavante has a tax sharing agreement with M&I, whereby Metavante reimburses M&I for tax liabilities created as a result of debt being transferred to M&I in conjunction with an aborted IPO in 2000. The transfer of debt caused M&I to recognize a deferred intercompany gain and Metavante received a stepped-up tax basis in the transferred assets. As Metavante amortizes the tax basis of the transferred assets M&I recognizes a similar amount of gain. Accordingly, Metavante has recorded a deferred tax asset and corresponding payable to M&I of $19,495 and $20,309 at December 31, 2006 and 2005, respectively, related to this transfer.

12. Shareholder’s Equity

During 2006, Metavante received capital contributions in the form of cash and M&I stock from M&I totaling $58,190, recorded as an increase to additional paid-in-capital. This capital was used for the acquisitions which occurred during 2006.

During 2005, Metavante received capital contributions in the form of cash and M&I stock from M&I totaling $335,995, recorded as an increase to additional paid-in-capital. This capital was used for the acquisitions which occurred during 2005.

During 2004, Metavante received a $100,000 capital contribution in cash from M&I. The capital was subsequently used for the acquisition of VECTORsgi. This contribution was recorded as an increase to additional paid-in-capital.

13. Stock-Based Compensation

Employees of Metavante participate in the Executive Stock Option and Restricted Stock plans of M&I, which provide for the grant of nonqualified and incentive stock options and rights to purchase restricted shares to key employees and directors. The prices at which options can be granted range from zero to the market values of the stock at the date of grant.

Employees of Metavante also participate in an M&I Corporation qualified employee stock purchase plan (“ESPP”) which allows employees, who elect to participate in the plan, the right to acquire shares of M&I Corporation’s common stock at the purchase price which is 85% of the lesser of the fair market value of M&I Corporation’s common stock on the first or last day of the one year offering period, which has historically been from July 1 to June 30. Effective July 1, 2006, the ESPP plan was amended to eliminate the look-back feature and to provide employees who elect to participate in the plan, the right to acquire shares of the Corporation’s common stock at the purchase price, which is 85% of the fair market value of the Corporation’s common stock on the last day of each three month period within the one-year offering period. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one-year offering period.

The nonqualified and incentive stock option plans generally provide for the grant of options to purchase shares of M&I Corporation’s common stock for a period of ten years from the date of grant. Options granted generally become exercisable over a period of three years from the date of grant; however, options granted to directors vest immediately, and options granted after 1996 provide accelerated or immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant.

Effective January 1, 2006, M&I adopted FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”). FASB Statement No. 123(R) replaces FASB Statement No.123, Accounting for Stock-Based

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Compensation, and supercedes Accounting Principles Board Opinion (“APBO”) No. 25, Accounting for Stock Issued to Employees. FASB Statement No. 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. FASB Statement No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FASB Statement No. 123(R) also provides guidance on measuring the fair value of share-based payment awards.

Employees of Metavante participate in M&I’s stock based compensation plans. In conjunction with M&I’s adoption of FASB Statement No. 123(R), Metavante elected the Modified Retrospective Application method to implement this new accounting standard. Under this method all prior periods were adjusted based on pro forma amounts previously disclosed under FASB Statement No. 123.

Under the fair value method of accounting, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk-free interest rate over the expected life of the option. The resulting compensation cost for stock options that vest is recognized over the service period, which is usually the vesting period. The fair value method of accounting provided under FASB Statement No. 123 is generally similar to the fair value method of accounting under FASB Statement No. 123(R).

The following table provides information relating to nonqualified and incentive M&I stock options held by Metavante’s employees:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price
Shares under option—December 31, 2003	3,261,737	$9.63-34.79	$28.72
Options granted	825,875	37.65-41.95	41.54
Options lapsed or surrendered	(108,544)	20.76-41.95	33.50
Options exercised	(143,607)	10.25-41.95	21.45
Options transferred to M&I affiliates	(313,160)	9.63-34.79	25.58

Shares under option—December 31, 2004	3,522,301	13.09-41.95	32.15
Options granted	898,750	42.82-44.10	42.83
Options lapsed or surrendered	(102,695)	13.09-44.10	33.42
Options exercised	(432,350)	13.09-44.10	24.80
Options transferred from M&I affiliates	175,334	22.80-44.10	26.44

Shares under option—December 31, 2005	4,061,340	15.94-44.10	35.02
Options granted	913,000	41.30-48.07	47.95
Options lapsed or surrendered	(90,362)	25.91-48.07	37.01
Options exercised	(380,448)	13.09-42.82	27.24
Options transferred from M&I affiliates	90,800	22.80-42.82	28.96

Shares under option—December 31, 2006	4,594,330	$22.80-48.07	$38.07

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

The range of M&I options held by Metavante employees at December 31, 2006, was:

	Number of M&I Shares		Weighted Average Exercise Price		Weighted Average Aggregated Intrinsic Value		Weighted Average Remaining Contractual Life (In Years)
M&I Price Range	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
$ 22.00-28.49	362,129	362,129	$24.71	$24.71	$23.40	$23.40	3.7	3.7
28.50-30.49	582,716	582,716	28.63	28.63	19.48	19.48	4.4	4.4
30.50-33.49	546,300	546,300	31.47	31.47	16.64	16.64	4.2	4.2
33.50-36.49	578,822	578,822	34.84	34.84	13.27	13.27	6.8	6.8
36.50-41.99	749,563	504,750	41.69	41.70	6.42	6.41	7.8	7.8
42.00-43.99	876,300	313,181	42.83	42.82	5.28	5.29	8.8	8.8
Over 44.00	898,500	41,133	48.03	47.99	0.08	0.12	9.8	9.8

	4,594,330	2,929,031	$38.07	$33.94	$10.04	$14.17	7.1	5.9

Options exercisable on December 31, 2006 and 2005, were 2,929,031 and 2,472,192, respectively. The weighted average exercise price for options exercisable was $33.94 at December 31, 2006, and $31.05 at December 31, 2005. The amount of options vested or expected to vest at December 31, 2006 does not differ significantly from the amount outstanding.

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes closed form option-pricing model for options granted prior to September 30, 2004. A form of a lattice option-pricing model was used for options granted after September 30, 2004.

The grant date fair values and assumptions used to determine such value at December 31, 2006, 2005, and 2004, are as follows:

Options Granted During	2006	2005	2004
Weighted-average grant date fair value assumptions:	$9.11	$8.83	$7.94
Risk-Free interest rates	4.22-5.45%	4.47-4.64%	3.48-4.05%
Expected volatility	18.30-18.50%	18.43%	18.00-30.33%
Expected term (in years)	6.32-7.25	6.0	6.0
Expected dividend yield	2.20-2.29%	2.19%	1.95%

The total intrinsic value of nonqualified and incentive stock options exercised during the years ended December 31, 2006, 2005 and 2004 was $6,608, $5,988 and $4,300, respectively. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 amounted to $5,871, $4,570 and $4,560, respectively.

There was approximately $10,459 and $9,283 of total unrecognized compensation expense related to unvested nonqualified and incentive stock options at December 31, 2006 and 2005, respectively. The total unrecognized compensation expense will be recognized over a weighted average period of 1.7 years. For awards with graded vesting, compensation expense was recognized using an accelerated method prior to the adoption of FASB Statement No. 123(R) and is recognized on a straight line basis for awards granted after the effective date.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

For the years ended December 31, 2006, 2005 and 2004 the expense for nonqualified and incentive stock options that is included in the consolidated statements of income amounted to $6,813, $6,271 and $6,315, respectively. These amounts are considered non-cash expenses for the statements of cash flow purposes.

Under FASB Statement No. 123(R), compensation expense is recognized for the ESPP. The compensation cost per share for the ESPP was $9.96 and $8.04 for the plan years ended June 30, 2006 and 2005, respectively. Employee contributions under the ESPP are made ratably during the plan period. Employees may withdraw from the plan prior to the end of the one year offering period. The total estimated shares to be purchased are estimated at the beginning of the plan period based on total expected contributions for the plan period and 85% of the market price at that date. During 2006 and 2005, common shares purchased by employees under the ESPP amounted to 182,616 and 127,739, respectively. For the years ended December 31, 2006, 2005 and 2004 the total expense for the ESPP that is included in the consolidated statements of income amounted to $1,291, $1,353 and $971, respectively. These amounts are considered non-cash expenses for the statements of cash flow purposes.

14. Defined Contribution Plans

Metavante participates in a defined contribution program that consists of a retirement plan and employee stock ownership plan sponsored by M&I for substantially all employees. The retirement plan provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At the option of M&I, an additional profit sharing amount may also be contributed to the retirement plan and may vary from year to year up to a maximum of 6% of eligible compensation. Under the employee stock ownership plan, employee contributions into the retirement plan of up to 6% of eligible compensation are matched up to 50% by M&I based on the financial performance standards achieved by M&I and subsidiaries during that year as defined by the plan. Total expense relating to these plans was $29,156, $25,016, and $22,833 in 2006, 2005, and 2004, respectively.

15. Postretirement Plans

Metavante is a member of M&I’s defined benefit health plan that provides health care benefits to eligible current and retired employees. Eligibility for retiree benefits is dependent upon age, years of service and participation in the health plan during active service. The plan is contributory and in 1997 and 2002 the plan was amended. Employees hired, including employees retained from mergers, after September 1, 1997, will be granted access to the plan upon retirement; however, such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and coinsurance. In addition to the normal monthly funding for claims, M&I expects to make an additional contribution to its plan of approximately $7.0 million per year. The net periodic postretirement benefit expense was $1,532, $1,485, and $1,557, representing Metavante’s allocated portion of the postretirement expense of $4,234, $4,583, and $6,174 for 2006, 2005, and 2004, respectively.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

The changes during the year of the accumulated postretirement benefit obligation (“APBO”) for retiree health benefits from M&I allocated to Metavante at December 31, 2006 and 2005, are as follows:

	2006	2005
APBO—beginning of year	$17,240	$14,877
Service cost	976	868
Interest cost on APBO	943	974
Plan participants’ contributions	290
Actuarial gain (loss)	(3,170)	1,382
Other events (Medicare Part D)		(411)
Acquisitions	842
Benefits paid, less federal subsidy	(610)	(450)

APBO—end of year	$16,511	$17,240

Fair value of plan assets—beginning of year	$3,033	$1,534
Actual return on plan assets	398	107
Employer contributions/payments	1,956	1,842
Plan participants’ contributions	290
Acquisitions	1,825
Benefits paid	(610)	(450)

Fair value of plan assets—end of year	$6,892	$3,033

Weighted average discount rate used in determining APBO	5.75%	5.00%
Expected long term rate of return on retirement plan assets	5.25%	5.25%

The funded status at the end of the year and related amounts recognized on the consolidated balance sheets are as follows:

	2006	2005
Unfunded status—fiscal year end	$9,619	$14,207
Unrecognized actuarial net gain		(7,546)
Unrecognized prior service cost		6,050

Accrued postretirement benefit cost	$9,619	$12,711

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss	$1,915
Prior service credit	(5,355)

Total	$(3,440)

The amounts that will be amortized from accumulated other comprehensive income as a reduction of net periodic benefit cost in 2007 are as follows:

Actuarial gains/(loss)	$22
Prior service (credit)/cost	(626)

Total	$(604)

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

The incremental effect of applying SFAS 158 on individual line items in the consolidated balance sheet as of December 31, 2006, is as follows:

	Before Application of FASB Statement No. 158	Adjustment	After Application of FASB Statement No. 158
Deferred income tax asset	$35,441	$(1,331)	$34,110
Postretirement benefit obligation	13,070	(3,440)	9,630
Accumulated other comprehensive income, net of related taxes		2,109	2,109
Total shareholder’s equity	1,260,025	2,109	1,262,134

The assumed health care cost trend for 2007 was 8% for both pre-age 65 and post-age 65 retirees. The rate was assumed to decrease gradually to 5% in 2010 and remain at that level thereafter.

The weighted average discount rate used in determining the APBO was based on matching M&I’s estimated plan duration to a yield curve derived from a portfolio of high-quality corporate bonds with yields within the 10th to 90th percentiles. The portfolio consisted of over 500 actual Aa quality bonds at various maturity points across the full maturity spectrum that were all United States issues and noncallable (or callable with make whole features) with a minimum amount outstanding of $50 million.

Net periodic postretirement benefit cost for Metavante for the years ended December 31, 2006, 2005, and 2004, includes the following components:

	2006	2005	2004
Service cost	$976	$868	$857
Interest cost on APBO	943	974	947
Expected return on plan assets	(211)	(127)	(59)
Prior service credit amortization	(626)	(626)	(626)
Actuarial loss amortization	450	396	438

Net periodic postretirement cost	$1,532	$1,485	$1,557

The postretirement benefit obligation and annual expense is allocated to Metavante based upon the average claim experience for the combined health plan and the demographics of Metavante’s employees and retirees.

The assumed health care cost trend rate has a significant effect on the amounts reported for the health care plans. A one percentage point change on assumed health care cost trend rates would have the following effects on the amounts allocated to Metavante:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$267	$(228)
Effect on postretirement benefit obligation	1,956	(1,695)

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

The following table summarizes the composition of pension plan assets at December 31, 2006 and 2005:

	2006	2005
Plan assets by category:
Equity securities	52%	50%
Tax-exempt debt securities	45	45
Cash	3	5

Total	100%	100%

M&I’s primary investment objective is to achieve a combination of capital appreciation and current income. The long-term asset mix is 50% fixed income and 50% equity securities. Individual fixed income securities may be taxable or tax-exempt and will have maturities of 30 years or less. The average maturity of the portfolio will not exceed 10 years.

The following benefit payments which reflect expected future service, as appropriate, as of December 31, 2006, are expected to be paid:

	Total Without Medicare Part D	Estimated Medicare Part D Subsidy
2007	$565	$(45)
2008	757	(53)
2009	918	(65)
2010	1,121	(75)
2011	1,286	(87)
2012–2016	8,271	(575)

16. Guarantees

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognized at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

Metavante offers credit card processing to its customers. Under the rules of the credit card associations, Metavante has certain contingent liabilities for card transactions acquired from merchants. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder’s favor. In such case, Metavante charges the transaction back (“chargeback”) to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If Metavante is unable to collect this amount from the merchant, due to the merchant’s insolvency or other reasons, Metavante will bear the loss for the amount of the refund paid to the cardholder. In most cases this contingent liability situation is unlikely to arise because most products or services are delivered when purchased, and credits are issued by the merchant on returned items. However, where the product or service is not provided until some time following the purchase, the contingent liability may be more likely. This credit loss exposure is within the scope of the recognition and

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

measurement provisions of FIN No. 45. Metavante concluded that the fair value of the contingent liability was immaterial due to the following factors: (1) merchants are evaluated for credit risk in a manner similar to that employed in making lending decisions; (2) if deemed appropriate, Metavante obtains collateral which includes holding funds until the product or service is delivered or severs its relationship with a merchant; and (3) compensation, if any, received for providing the guarantee is minimal.

Metavante assesses the contingent liability and records credit losses for known losses and a provision for losses incurred but not reported which are based on historical chargeback loss experience. Recoveries of such losses amounted to $160 and $56 for the years ended December 31, 2006 and 2005, respectively. Losses amounted to $300 for the year ended December 31, 2004.

Metavante’s master license agreement includes an indemnification clause that indemnifies the licensee against claims, suits or other proceedings (including reasonable attorneys’ fees and payment of any final settlement or judgment) brought by third parties against the licensee alleging that a software product, by itself and not in combination with any other hardware, software or services, when used by licensee as authorized under the master license agreement, infringes a U.S. Patent or U.S. copyright issued or registered as of the date the master license agreement is executed. Metavante’s obligation to indemnify a licensee is contingent on the licensee providing prompt written notice of the claim, full authority and control of the defense and settlement of the claim and reasonable assistance at Metavante’s request and expense, to defend or settle such claim.

In the event a software product becomes, or in Metavante’s opinion is likely to become, the subject of an infringement claim, Metavante may, at its option and expense, either procure for the licensee the right to continue using the software product, modify the software product so that it becomes noninfringing, substitute the software product with other software of the same material capability and functionality or where none of these options are reasonably available, terminate the license granted and refund the unearned portion of the initial license fee.

Metavante’s obligation is subject to certain exceptions and Metavante will have no obligation to any infringement claim based upon any failure to use the software product in accordance with the license agreement or for purposes not intended by Metavante, Metavante’s modification of the software product in compliance with specifications or requirements provided by the licensee, use of any part of the software product in conjunction with third-party software, hardware, or data not authorized in the license agreement, modification, addition, or change to any part of the software product by the licensee or its agents or any registered user, use of any release of the software product other than the most current release made available to the licensee, and any claim of infringement arising more than five years after the delivery date of the applicable software product.

At December 31, 2006 and 2005, there were no liabilities reflected on the consolidated balance sheets related to these indemnifications.

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

17. Fair Value of Financial Instruments

The book values and estimated fair values for financial instruments as of December 31, 2006 and 2005, are reflected below:

	2006		2005
Financial Instruments	Book Value	Fair Value	Book Value	Fair Value
Financial assets:
Cash and cash equivalents	$344,241	$344,241	$208,028	$208,028
Restricted funds	247,585	248,279	308,282	309,067
Short-term investments			80,000	80,299
Long-term restricted funds			10,000	10,030
Financial liabilities—long-term debt and capital lease obligations	982,395	961,818	985,043	963,711

Where readily available, quoted market prices were utilized. If quoted market prices were not available, fair values were based on estimates using present value or other valuation techniques. These techniques were significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Metavante.

The following methods and assumptions were used in estimating the fair value for financial instruments.

Cash and Cash Equivalents—The carrying amounts reported for cash and cash equivalents and approximate the fair values for those assets.

Investments—Fair value is based on quoted market prices or dealer quotes where available.

Borrowings—Other long-term debt was valued using a discounted cash flow analysis with a discount rate based on current incremental borrowing rates for similar types of arrangements. Long-term borrowings include their related current maturities. Short-term borrowings approximate the fair values for those liabilities.

18. Contingencies

During its normal course of business, Metavante may be involved from time to time in litigation. Metavante has recorded a reserve in the amount of $8,248 for the estimated exposure and legal fees relating to a contractual dispute with a customer. No significant changes in this litigation or the estimated exposure has occurred since December 31, 2006.

19. Business Segments

Metavante combines and consolidates its lines of businesses into two segments for purposes of assessing financial performance—the Financial Solutions Group (“FSG”) and the Payment Solutions Group (“PSG”). The

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

FSG and PSG segments are strategic divisions through which Metavante offers different products and services. Metavante evaluates the performance of its segments based on their respective revenues and operating income excluding certain corporate costs. Segment operating income excludes non-operating income and expenses and income taxes. The accounting policies of the segments are the same as those described in Note 2, Significant Accounting Policies. A further description of each of Metavante’s business segments along with the corporate services area follows:

FSG—The Financial Solutions Group includes the following solution sets: banking and trust; image; commercial treasury; and risk and compliance. Banking and trust solutions offers integrated products and services for financial services providers that are centered on customer and account management, specializing in deposit, loan and trust accounts. Metavante’s image solutions help financial institutions transition from paper to electronic payments and image processing. Commercial treasury solutions provide the technology and related outsourcing services to allow a financial institution’s commercial accounts to manage their cash and investments, as well as certain income statement items. Metavante’s risk and compliance solutions provide technology and services to assist its financial institution customers combat fraud, manage operational risk, and comply with regulatory mandates.

PSG—The Payment Solutions Group includes the following solution sets: electronic funds transfer (“EFT”); payment network; ePayment; and healthcare payment. EFT solutions provide integrated, channel and unique solutions for full debit card, credit card, prepaid debit card, and automated clearing house (“ACH”) products delivered in an outsourced environment. Metavante’s payment network delivers traditional ATM and PIN-based debit network access and emerging real-time payment alternatives and electronic check image exchange. ePayment solutions provide reliable, scalable bill publishing and bill consolidation technology for clients and also provides integrated government payment processing solutions delivered through point-of-sale, Internet and phone channels. Metavante’s healthcare payment solutions help automate payment operations of health plans, third-party administrators, healthcare providers and financial institutions.

Corporate—Corporate services include human resources, legal, finance and accounting, acquisition intangible amortization, intersegment eliminations and various other unallocated overhead charges.

The following sets forth certain financial information attributable to our business segments for the years ended December 31, 2006, 2005 and 2004:

	FSG		PSG	Corporate/ Other(2)	Consolidated
2006
Revenue	$788,141		$720,267	$(4,230)	$1,504,178
Expense	613,669		482,383	136,159	1,232,211

Income from Operations	$174,472		$237,884	$(140,389)	271,967

Other Non-operating Expense, net					(31,484)

Income before Income Taxes					$240,483

Depreciation and amortization expense	$76,035		$40,837	$27,569	$144,441

Identifiable assets	$965,180	(1)	$1,506,506	$543,628	$3,015,314

Capital expenditures	$76,295		$30,309	$2,817	$109,421

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

	FSG	PSG	Corporate/ Other(2)	Consolidated

2005
Revenue	$694,719	$591,368	$(1,090)	$1,284,997
Expense	565,848	386,762	103,872	1,056,482

Income from Operations	$128,871	$204,606	$(104,962)	228,515

Other Non-operating Expense, net				(35,645)

Income before Income Taxes				$192,870

Depreciation and amortization expense	78,174	42,538	18,422	139,134
Identifiable assets	799,685	1,548,867	509,237	2,857,789
Capital expenditures	78,211	32,609	1,152	111,972

2004
Revenue	$562,895	$452,498	$—	$1,015,393
Expense	480,682	308,837	79,330	868,849

Income from Operations	$82,213	$143,661	$(79,330)	146,544

Other Non-operating Expense, net				(20,700)

Income before Income Taxes				$125,844

Depreciation and amortization expense	$80,840	$38,769	$10,925	$130,534

Identifiable assets	$652,028	$1,406,924	$354,687	$2,413,639

Capital expenditures	$56,039	$30,751	$674	$87,464

(1)	The investment in Firstsource included in FSG Identifiable assets is $68,038 as of December 31, 2006.
(2)	Included in Corporate/Other Revenue and Expense are eliminations of inter-segment transactions totaling $4,230, $1,090 and $0 for the years ended December 31, 2006, 2005 and 2004, respectively.

20. Subsequent Events

On January 17, 2007, Metavante acquired all of the outstanding stock of Valutec Card Solutions, Inc. (“Valutec”). Valutec is a leading provider of closed-loop, in-store gift and loyalty card solutions for small and medium-sized businesses, including hosted account management, reporting capabilities, plastic card design and production, along with card program merchandising products. Initial consideration in this transaction consisted of $40,970 in cash.

On April 3, 2007, M&I announced its plan to separate M&I and Metavante into two separate publicly held companies.

Under an investment agreement with Warburg Pincus, a global private equity investor, Warburg Pincus has agreed to invest $625,000 to acquire an equity stake of 25 percent in Metavante. M&I shareholders will own 75 percent of the shares of Metavante. This plan will be implemented through the spin-off of M&I and is intended to be tax-free to M&I and its shareholders. In connection with the plan, approximately $1,750,000 of new Metavante debt will be arranged. Metavante will pay off certain intercompany indebtedness plus accrued and unpaid interest owed to M&I (the amount currently owed is $982,000).

METAVANTE CORPORATION

(A Subsidiary of Marshall & Ilsley Corporation)

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004

(In thousands, except share and per share data)

Upon completion of the transaction, M&I shareholders will receive one share of the new M&I stock for each one share of M&I stock held and one share of Metavante stock for every three shares of M&I stock held.

M&I’s board of directors has unanimously approved the investment agreement and related transactions and has recommended its approval by M&I’s shareholders. Under the investment agreement with Warburg Pincus, the closing of the transaction, which is currently expected to occur in the fourth quarter of 2007, is contingent upon satisfaction of various closing conditions. The conditions include approval of M&I’s shareholders, who will be asked to vote on the proposed transactions at a special meeting that will be held on a date to be announced, obtaining a favorable ruling from the Internal Revenue Service, and other regulatory approvals.

21. Quarterly Financial Data (Unaudited)

Quarterly consolidated statement of income information for the years ended December 31, 2006 and 2005 is summarized below (in thousands):

	Quarter Ended
	March 31	June 30	September 30	December 31
2006:
Total revenue	$370,948	$373,540	$373,773	$385,917
Income from Operations	61,920	65,788	71,980	72,279
Net Income	34,530	40,374	41,240	43,980
2005:
Total revenue	$306,251	$307,180	$321,365	$350,201
Income from Operations	53,601	59,202	57,937	57,775
Net Income	26,323	29,970	31,057	32,181

* * * * * *

Annex A

Execution Version

INVESTMENT AGREEMENT

DATED AS OF APRIL 3, 2007

AMONG

MARSHALL & ILSLEY CORPORATION,

METAVANTE CORPORATION,

METAVANTE HOLDING COMPANY,

MONTANA MERGER SUB INC.

AND

WPM, L.P.

A-i

EXHIBITS
Exhibit A—	Separation Agreement
Exhibit B—	Employee Matters Agreement
Exhibit C—	Tax Allocation Agreement
Exhibit D—	Form of Amended and Restated Articles of Incorporation of MVT Holding
Exhibit E—	Form of Amended and Restated By-laws of MVT Holding
Exhibit F—	Form of Shareholders Agreement
Exhibit G—	Investor Share Number Calculation
Exhibit H—	Form of Stock Purchase Right Agreement

A-ii

INVESTMENT AGREEMENT

INVESTMENT AGREEMENT, dated as of April 3, 2007 (this “Agreement”), among MARSHALL & ILSLEY CORPORATION, a Wisconsin corporation (“MI Corp.”), Metavante Corporation, a Wisconsin corporation and, as of the date hereof, a wholly-owned subsidiary of MI Corp. (“MVT Corp.”), METAVANTE HOLDING COMPANY, a Wisconsin corporation and, as of the date hereof, a wholly-owned subsidiary of MI Corp. (“MVT Holding”), MONTANA MERGER SUB INC., a Wisconsin corporation and, as of the date hereof, a wholly-owned subsidiary of MVT Holding (“Merger Sub”), and WPM, L.P., a Delaware limited partnership (“Investor” and, collectively with MI Corp., MVT Corp., MVT Holding and Merger Sub, the “Parties”).

WITNESSETH:

WHEREAS, the Board of Directors of MI Corp. deems it advisable and in the best interests of MI Corp. and its shareholders that the following transactions be consummated subject to the terms and conditions hereof:

(a) the merger (the “MI Merger”) of Merger Sub with and into MI Corp., whereby each share of common stock, $1.00 par value per share, of MI Corp. (the “MI Common Stock”), shall be converted into one-third of a share of common stock, $0.01 par value per share, of MVT Holding (the “MVT Holding Common Stock”), MI Corp. shall be the surviving corporation and MI Corp. shall become a wholly-owned subsidiary of MVT Holding;

(b) immediately after the effective time of the MI Merger, the conversion (the “MI Conversion”) of MI Corp. into a limited liability company organized under the laws of the State of Wisconsin (“MI LLC”), whereby the outstanding shares of MI Common Stock shall be converted into membership interests in MI LLC;

(c) the distribution by MI LLC of all of the outstanding shares of common stock, $0.01 par value per share, of MVT Corp. (“MVT Common Stock”) to MVT Holding (the “MVT Distribution”), whereby MVT Corp. shall become a wholly-owned subsidiary of MVT Holding;

(d) the (i) issuance and sale by MVT Holding to Investor of a number of shares of Class A Common Stock, $0.01 par value per share, of MVT Holding (the “MVT Holding Class A Common Stock”) equal to the Investor Share Number (the “Share Issuance”), (ii) the consummation of the Debt Financing by MVT Holding and/or one or more of its wholly-owned Subsidiaries and (iii) the payment of the Intercompany Debt Amount to MI LLC;

(e) the payment by MVT Corp. to MVT Holding of a dividend in the amount of $1,040,000,000 in cash (the “MVT Dividend”);

(f) the contribution by MVT Holding to New M&I Corporation, a Wisconsin corporation and, as of the date hereof, a wholly-owned subsidiary of MVT Holding (“New MI Corp.”), of (i) all the membership interests of MI LLC (the “MI LLC Contribution”) and (ii) an amount in cash equal to the MI Cash Contribution (the MI Cash Contribution together with the MI LLC Contribution, the “MI Contribution”); and

(g) the distribution (the “Share Distribution”) of all of the issued and outstanding shares of common stock, par value $0.01 per share of New MI Corp. (“New MI Corp. Common Stock”), on a pro rata basis to the holders of record of MVT Holding Common Stock (based upon a distribution ratio of three shares of New MI Corp. Common Stock for every one Share of MVT Holding Common Stock) upon the terms and subject to the conditions set forth in the Separation Agreement, dated as of the date hereof, among MI Corp., MVT Holding, MVT Corp. and New MI Corp. and attached hereto as Exhibit A (the “Separation Agreement”) (the transactions described in clauses (a) through (g) of this recital are referred to as the “Closing Transactions,” and together with the other transactions contemplated hereby, the “Transactions”);

WHEREAS, for United States federal income tax purposes, it is intended that (a) the MI Merger and the MI Conversion shall qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as

amended (the “Code”), and that this Agreement is intended to be, and is hereby adopted as, a plan of reorganization and (b) the MI Contribution and the Share Distribution shall qualify as a reorganization under Section 368(a)(1)(D) of the Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code;

WHEREAS, MI Corp., MVT Corp., MVT Holding and Investor each desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and to prescribe the various conditions to the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

A RTICLE I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used in this Agreement have the meanings set forth in this Agreement or, when so indicated, in the applicable Transaction Agreement. As used in this Agreement:

(a) “Additional Required Approvals” means (i) approval of the MI Merger by MVT Holding, as the sole shareholder of Merger Sub, (ii) approval of the MI Conversion by the Board of Directors of MI Corp. and by MVT Holding, as the sole shareholder of MI Corp., (iii) approval of the MVT Distribution by the Board of Directors (or similar body) of MI LLC, (iv) approval of the MVT Dividend by the Board of Directors of MVT Corp., (v) approval of the MI LLC Contribution by the Board of Directors of MVT Holding, (vi) approval of the MI Cash Contribution by the Board of Directors of MVT Holding, and (vii) approval of the Share Distribution by the Board of Directors of MVT Holding.

(b) “Administrative Services Agreement” means the Administrative Services Agreement, dated as of the date hereof, among MVT Holding, MVT Corp., New MI Corp. and MI Corp., in substantially the form provided to Investor.

(c) “Affiliate” means (except as specifically otherwise defined), with respect to any specified Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such specified Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise.

(d) “Applicable Laws” means all applicable laws, statutes, ordinances, orders, decrees, rules, regulations, policies or guidelines promulgated, or judgments, decisions, orders or arbitration awards entered, by any Governmental Entity.

(e) “Board of Directors” means the board of directors of any specified Person.

(f) “Business Day” means any day on which banks are not required or authorized to close in the City of New York.

(g) “Computer Software” means (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, executable or binary code (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize, maintain, support or develop any of the foregoing, and (iv) all documentation, including programmers’ notes and source code annotations, user manuals and training materials relating to any of the foregoing, including any translations thereof.

(h) “Continuing Business Agreements” means the Contracts set forth in Section 1.1 of the MI Disclosure Schedule among certain members of the MI Group, on the one hand, and certain members of the MVT Group, on the other hand, which are being entered into on the date hereof in substantially the form provided to Investor (other than those Contracts identified in Section 1.1 of the MI Disclosure Schedule which are to be entered into prior to Closing Date with the consent of Investor (such consent not to be unreasonably withheld)).

(i) “Employee Matters Agreement” means the Employee Matters Agreement, dated as of the date hereof, among MVT Holding, MVT Corp., New MI Corp. and MI Corp., in the form attached hereto as Exhibit B.

(j) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(k) “ERISA Affiliate” when used with respect to any Person, means any trade or business, whether or not incorporated, that, together with such Person, would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA.

(l) “Form 10” means the registration statement with respect to the shares of New MI Corp. Common Stock to be distributed in the Share Distribution.

(m) “GAAP” means United States generally accepted accounting principles, consistently applied.

(n) “Intercompany Debt Amount” means the aggregate principal amount of indebtedness for borrowed money owed to MI Corp. by MVT Corp. pursuant to the MVT Notes, plus, in each case, accrued and unpaid interest thereon as of the Closing Date.

(o) “Investor Tax Affiliate” means any entity or individual (i) whose ownership of stock would be attributable to or aggregated with Investor under Section 355(e)(4)(C) of the Code, (ii) who is a member of any “coordinating group” (within the meaning of Treasury Regulation Section 1.355-7(h)(4)) that includes Investor, or (iii) who is acting pursuant to a “plan or arrangement” (within the meaning of Section 355(d)(7)(B) of the Code) with Investor.

(p) “Known” or “Knowledge” means, (i) with respect to MVT Holding, MI Corp. or MVT Corp., the actual knowledge, after reasonable inquiry, of any of the persons set forth in Section 1.1 of the MI Disclosure Schedule and (ii) with respect to Investor, the actual knowledge of any of the following persons: James Neary, Adarsh Sarma or Alex Berzofsky.

(q) “Limited Guarantee” means the Limited Guarantee, dated as of the date hereof, by the Equity Fund as guarantor of Investor in favor of MI Corp. and MVT Corp. as the guaranteed parties.

(r) “Material Adverse Effect” means any effect, change, circumstance or development that, individually or in the aggregate with other such effects, changes, circumstances or developments, is both material and adverse to, (i) with respect to any Person, the ability of such Person (or, in the case of MI Corp. or MVT Corp., any member of either of the MI Group or the MVT Group) to consummate the Transactions or (ii) with respect to MVT Corp., the business, financial condition, operations, results of operations, properties, assets or liabilities of MVT Corp. and its Subsidiaries (or with respect to the businesses engaged in prior to the MVT Distribution Time by the MVT Group that constitute MI Corp.’s Metavante Corporation segment for reporting purposes as listed in the latest Annual Report on Form 10-K of MI Corp. included in the MI Corp. Filed SEC Reports) taken as a whole, other than, in the case of this clause (ii), any effect, change, circumstance or development (A) resulting from the announcement of the execution of this Agreement or any of the Transaction Agreements or of the Transactions, (B) relating to state, national or international political, social, general business or economic conditions (but only if such Person and its Subsidiaries, taken as a whole, are not disproportionately affected thereby in any material respect as compared to other comparable companies in their industry), (C) relating in general to the industries in which such Person and its Subsidiaries operate (but only if such Person and its Subsidiaries, taken as a whole, are not disproportionately affected thereby in any material respect as compared to other comparable companies in their industry), (D) relating to any action of MVT Holding, MI Corp., MVT Corp. or any Subsidiary of any of them taken with the express prior written consent of Investor after the date hereof, (E) relating to the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting the United States of America or any other jurisdiction in which such Person or any of its Subsidiaries operates (but only if such Person and its Subsidiaries, taken as a whole, are not disproportionately affected thereby in any material respect as compared to other comparable companies in their industry), (F) relating to financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (G) relating to changes after the date hereof in United States GAAP or the accounting rules and regulations of the SEC (but only if MVT Corp. and its Subsidiaries, taken as a whole, are not disproportionately affected thereby in any material respect as compared to other comparable companies in their industry) or (H) relating to changes in Applicable Laws.

(s) “MI Cash Contribution” means an amount in cash equal to $1,665,000,000.

(t) “MI Group” means New MI Corp., MI Corp. and each of the Subsidiaries of MI Corp. (after giving effect to the MVT Distribution).

(u) “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(v) “MVT Distribution Time” means the time at which the distribution of all outstanding MVT Common Stock to MVT Holding is effective as determined by the MI Corp. Board of Directors.

(w) “MVT Group” means MVT Holding, MVT Corp. and each Subsidiary of MVT Corp. or MVT Holding other than a member of the MI Group.

(x) “MVT Notes” means the (A) Unsecured Note, dated April 1, 2003, in the aggregate principal amount of $67,000,000, issued by MVT Corp. to MI Corp., (B) Unsecured Note, dated May 27, 2004, in the aggregate principal amount of $165,000,000, issued by MVT Corp. to MI Corp., (C) Unsecured Note, dated July 1, 2004, in the aggregate principal amount of $140,000,000, issued by MVT Corp. to MI Corp. and (D) Unsecured Note, dated July 30, 2004, in the aggregate principal amount of $610,000,000, issued by MVT Corp. to MI Corp.

(y) “MVT Plan” means any material employee benefit plan, program, policy, practice or other arrangement providing compensation or benefits to any current or former MVT Employee or any beneficiary or dependent thereof that is sponsored, maintained or contributed to by MI Corp. or MVT Corp. or any of its other ERISA Affiliates or other Subsidiaries or to which MI Corp. or any of its ERISA Affiliates or other Subsidiaries contributes or is obligated to contribute, whether or not written, including any material employee benefit plan within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, welfare, paid time off, bereavement, tuition, employee assistance, relocation, vacation, stock purchase, stock option, equity or equity-based compensation, severance, termination, employment, change of control or fringe benefit plan, program or agreement.

(z) “NYSE” means The New York Stock Exchange, Inc.

(aa) “Person” means an individual, corporation, limited liability company, partnership, association, joint venture, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including any Governmental Entity.

(bb) “SEC” means the Securities and Exchange Commission.

(cc) “Stock Purchase Right Agreement” means the Stock Purchase Right Agreement between MVT Holding and Investor in the form attached as Exhibit H.

(dd) “Subsidiary” means, when used with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

(ee) “Successor Fund” means one or more successor funds to the Investor Fund, each of which is controlled (as defined in Section 1.1(c)) by Warburg Pincus LLC and/or Warburg Pincus & Co. (or a controlled Affiliate of one of such entities) and is managed by Warburg Pincus LLC or its Affiliates.

(ff) “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any tax, in any sense, including (i) any federal, state, municipal, county, local, foreign or other Governmental Entity net income, gross income, receipts, windfall profit, severance, real, personal, tangible, escheatable, unclaimed or abandoned property, goods and services, value added, estimated, capital stock, production, sales, use, license, excise, franchise, employment, unemployment, social security, payroll, withholding, alternative or add-on minimum, ad valorem, transfer, stamp, or environmental tax, or any other tax, customs, duty or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity, including any fines, penalties or interest arising under ERISA; and (ii) any liability for payments of a type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group.

(gg) “Tax Allocation Agreement” means the Tax Allocation Agreement, dated as of the date hereof, among MVT Holding, MVT Corp., New MI Corp. and MI Corp., in the form attached hereto as Exhibit C.

(hh) “Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

(ii) “Transaction Agreements” means collectively, the Separation Agreement, the Employee Matters Agreement, the Tax Allocation Agreement, the Shareholders Agreement, the Stock Purchase Right Agreement, the Limited Guarantee, the Administrative Services Agreement, the Continuing Business Agreements and the other agreements, if any, entered into or to be entered into in connection with the Transactions.

Each of the following terms is defined in the Section of this Agreement or the agreement set forth opposite such term:

Action	4.1(d)(i)	Exchange Act	4.1(b)(iii)
Agreement	Preamble	Exchange Agent	3.7(a)
Alternative Debt Financing	6.13(b)	Exchange Fund	3.7(a)
BHC Act	4.2(a)	Executive Committee	6.21(b)
Cap	8.2(f)	Expenses	6.6
Capitalization Date	4.2(b)	Force the MI Vote Notice	6.1(b)
Change in the MI Recommendation	6.5(c)	Form S-4	6.1(a)
Closing	3.2	FRB	6.4(b)
Closing Date	3.2	FTC	6.4(b)
Closing Price	3.6(c)	Governmental Entity	4.1(b)(iii)
Closing Transactions	Recitals	Hazardous Materials	4.3(h)
Code	Recitals	HSR Act	4.1(b)(iii)
Confidentiality Agreement	6.3	Independent Director	6.2(a)
Contract	4.1(b)(ii)	Injunction	7.1(b)
Conversion Effective Time	3.3	Intellectual Property	4.3(i)
Customer Contracts	4.3(k)(i)	Investor	Preamble
Debt Commitment Letter	6.13(a)	Investor Necessary Consents	4.1(b)(iii)
Debt Financing	6.13(a)	Investor Share Number	Exhibit G
DOJ	6.4(b)	IRS	4.2(h)
Environmental Laws	4.3(h)	Liens	4.1(b)(ii)
Environmental Liabilities	4.3(h)	Merger Sub	Preamble
Equity Commitment Letter	4.1(f)	Merger Sub Common Stock	3.6(d)
Equity Financing	4.1(f)	MI Acquisition Agreement	6.5(a)
Equity Fund	4.1(f)	MI Acquisition Proposal	6.5(b)

MI Articles of Merger	3.3	MVT Holding Class A Common Stock	Recitals
MI Cash Contribution	Recitals	MVT Holding Common Stock	Recitals
MI Certificate	3.6(b)	MVT Holding Necessary Consents	4.4(c)(iii)
MI Certificate of Conversion	3.3	MVT Holding Prospectus	6.1(a)
MI Certificate of Formation	3.3	MVT Holding Voting Debt	4.4(b)(ii)
MI Common Stock	Recitals	MVT Lease	4.3(p)
MI Contribution	Recitals	MVT Material Contracts	4.3(k)(i)
MI Conversion	Recitals	MVT Necessary Consents	4.3(c)(iv)
MI Corp.	Recitals	MVT Option	3.10(a)
MI Corp. Sale Transaction	6.4(e)	MVT Permits	4.3(f)(ii)
MI Disclosure Schedule	4.2	MVT Significant Subsidiary	4.3(a)(ii)
MI Effective Time	3.3	MVT Voting Debt	4.3(b)(ii)
MI Filed SEC Reports	4.3(d)(iii)	NASD	4.2(c)(iv)
MI LLC	Recitals	New MI Corp.	Recitals
MI LLC Contribution	Recitals	New MI Corp. Common Stock	Recitals
MI Merger	Recitals	New MI Corp. Option	3.10(b)
MI Necessary Consents	4.2(c)(iv)	Parties	Preamble
MI Options	4.2(b)(i)	Private Letter Ruling	7.1(f)(i)
MI Option Plans	4.2(b)(i)	Proxy Statement	6.1(a)
MI Permits	4.2(i)	Purchase Price	2.1
MI Preferred Stock	4.2(b)(i)	Required Approvals	6.4(a)
MI Recommendation	6.1(b)	Required Retained Cash Amount	Separation Agreement
MI Restricted Stock	4.2(b)(i)	Restricted Activities	6.21(a)(i)
MI Restricted Stock Plans	4.2(b)(i)	Sarbanes Act	4.2(d)(i)
MI SEC Reports	4.2(d)(i)	Securities Act	4.1(b)(iii)
MI SPACES Plan	4.2(b)(i)	Separation Agreement	Recitals
MI Stock Purchase Plan	4.2(b)(i)	Share Distribution	Recitals
MI Shareholders Meeting	6.1(b)	Share Distribution Time	3.1(h)
MI Transaction Approval	4.2(c)(i)	Share Issuance	Recitals
MI Vote	6.1(b)	Shares	2.1
MI Voting Debt	4.2(b)(ii)	Shareholders Agreement	6.14
MVT Acquisition Proposal	6.5(a)	Superior MVT Acquisition Proposal	6.5(b)
MVT Business Personnel	4.3(m)	Surplus and Solvency Opinions	6.17
MVT Business	Separation Agreement	Surviving Corporation	3.1(a)
MVT CEO	6.2(a)	Termination Agreement	4.3(l)(vi)
MVT Common Stock	Recitals	Termination Date	8.1(b)
MVT Corp.	Preamble	Termination Fee	8.2(h)
MVT Disclosure Schedule	4.3	Transactions	Recitals
MVT Distribution	Recitals	Valuation Firm	6.17
MVT Dividend	Recitals	Violation	4.1(b)(ii)
MVT Employee	Employee Matters Agreement	WBCL	3.1(a)
MVT Financial Statements	4.3(d)(i)	WDFI	3.1(h)
MVT Holding	Preamble	WLLCL	3.1(b)

ARTICL E II

SHARE PURCHASE

Section 2.1 Share Purchase. Upon the terms and subject to the conditions of this Agreement, at the Closing and immediately after the MVT Distribution, but prior to the MI Contribution, MVT Holding shall issue and sell to Investor and Investor shall purchase from MVT Holding a number of previously unissued shares of MVT Holding Class A Common Stock determined in accordance with Exhibit G (the “Shares”), which Shares shall be subject to the transfer restrictions and other terms set forth in the Shareholders Agreement. In consideration for the issuance and sale of the Shares, and upon the terms and subject to the conditions of this Agreement, at the Closing and immediately after the MVT Distribution, but prior to the MI Contribution, Investor shall pay, or cause to be paid, to MVT Holding an amount equal to $625 million (the “Purchase Price”) in accordance with Section 2.2.

Section 2.2 Payment Terms of the Share Purchase. At the Closing and immediately after the MVT Distribution, but prior to the MI Contribution, upon the terms and subject to the conditions of this Agreement MVT Holding shall issue and deliver to Investor a certificate representing the Shares duly registered in the name of Investor. Prior to the MI Merger, Investor shall deliver the Purchase Price provided for in Section 2.1 by wire transfer of immediately available funds to an account designated by MVT Holding at least two days prior to the Closing Date and effective immediately after the MVT Distribution but prior to the MI Contribution such Purchase Price shall be deemed to have been paid in satisfaction of the Investor’s obligations under Section 2.1.

Section 2.3 Investor Share Number. During the two trading days prior to the Closing Date, Investor and MI Corp. shall mutually determine in good faith the Investor Share Number in a manner consistent with the terms and methodology set forth on Exhibit G.

ARTICLE III

MERGER, OTHER TRANSACTIONS, EXCHANGE OF SHARES, ETC.

Section 3.1 Merger and Other Transactions. Upon the terms and subject to the conditions set forth in this Agreement, the transactions set forth in this Section 3.1 shall take place in the order set forth below:

(a) The MI Merger. At the MI Effective Time, Merger Sub shall be merged with and into MI Corp. in accordance with the Wisconsin business corporation law (the “WBCL”). MI Corp. shall be the surviving corporation (the “Surviving Corporation”) in the MI Merger and shall continue its corporate existence under the laws of the State of Wisconsin and shall succeed to and assume all of the rights and obligations of MI Corp. and Merger Sub in accordance with, and shall have the effects set forth in, this Agreement and the WBCL. As a result of the MI Merger, MI Corp. shall become a wholly-owned subsidiary of MVT Holding. Upon consummation of the MI Merger, the separate corporate existence of Merger Sub shall terminate.

(b) The MI Conversion. Immediately following the MI Effective Time, MI Corp. shall effect the MI Conversion pursuant to applicable provisions of the WBCL and the Wisconsin limited liability company law (the “WLLCL”). Following the MI Conversion, (i) MI LLC shall be a limited liability company which shall be disregarded as an entity separate from MVT Holding for U.S. federal income tax purposes and (ii) all of the membership interests of MI LLC shall be held by MVT Holding.

(c) The MVT Distribution. Immediately following the Conversion Effective Time, MI LLC shall distribute all of the outstanding shares of MVT Common Stock to MVT Holding. Following the MVT Distribution, all of the outstanding shares of capital stock of MVT Corp. shall be owned by MVT Holding.

(d) Share Purchase; Debt Financing. Immediately following the MVT Distribution Time, (i) Investor shall purchase the Shares and deliver the Purchase Price to MVT Holding in consideration of the Shares in accordance with Article II hereof and (ii) the Debt Financing shall be consummated by MVT Holding and/or one or more of its wholly-owned Subsidiaries.

(e) Payment of the Intercompany Debt Amount. Upon receipt of the proceeds from the Debt Financing, MVT Holding and/or one of its Subsidiaries shall pay to MI LLC an amount in cash equal to the Intercompany Debt Amount.

(f) MVT Dividend. Immediately following the purchase of Shares by Investor, the consummation of the Debt Financing and the payment of the Intercompany Debt Amount to MI LLC, MVT Corp. shall pay the MVT Dividend to MVT Holding.

(g) The MI Contribution. Immediately following the MVT Dividend, MVT Holding shall contribute to New MI Corp. (i) all of the membership interests of MI LLC and (ii) the MI Cash Contribution. Following the MI Contribution, all of the outstanding membership interests in MI LLC shall be owned by New MI Corp.

(h) Amended and Restated Articles of Incorporation. Prior to the Share Distribution Time, MVT Holding and New MI Corp. shall, or shall cause New MI Corp. to file amended and restated articles of incorporation of New MI Corp. with the Department of Financial Institutions of the State of Wisconsin (the “WDFI”), which, among other things, shall change the name of New MI Corp. to Marshall & Ilsley Corporation.

(i) Share Distribution. Upon the terms and subject to the conditions of the Separation Agreement, following the MI Contribution and at the time established by the Board of Directors of MVT Holding (the “Share Distribution Time”), MVT Holding shall effect the Share Distribution (based upon a distribution ratio of three shares of New MI Corp. Common Stock for every one share of MVT Holding Common Stock) as contemplated by the Separation Agreement. Effective immediately following the Distribution Time, the Board of Directors of MVT Holding shall be reconstituted as contemplated by Section 6.2.

Section 3.2 Closing. The closing of the Closing Transactions (the “Closing”) will take place as soon as practicable, but in any event within three Business Days after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article VII (but not prior to October 2, 2007), unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the “Closing Date”)). The Closing shall be held at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, unless another place is agreed to in writing by the parties hereto.

Section 3.3 Effective Time of the MI Merger and the MI Conversion. Upon the terms and subject to the conditions of this Agreement, (a) the MI Merger shall become effective as set forth in the articles of merger relating thereto (the “MI Articles of Merger”) that shall be filed with the WDFI on or prior to the Closing Date and (b) the MI Conversion shall become effective as soon as practicable on the Closing Date following the MI Effective Time, as set forth in the certificate of conversion of MI Corp. (the “MI Certificate of Conversion”) and the articles of organization of MI LLC (the “MI Certificate of Formation”), each of which shall be filed with the WDFI on or prior to the Closing Date. The time the MI Merger shall become effective as set forth in the MI Articles of Merger is referred to as the “MI Effective Time,” and the time the MI Conversion shall become effective as set forth in the MI Certificate of Conversion and the MI Certificate of Formation is referred to as the “Conversion Effective Time.”

Section 3.4 Effects of the MI Merger and the MI Conversion. The MI Merger and the MI Conversion shall have the effects set forth in this Agreement and the applicable provisions of the WBCL and the WLLCL, respectively.

Section 3.5 Organizational Documents of MI Corp., MVT Holding and MI LLC.

(a) (i) At the MI Effective Time, (A) the articles of incorporation of MI Corp., as in effect immediately prior to the MI Effective Time, shall be the articles of incorporation of MI Corp., as the surviving corporation in the MI Merger and (B) the by-laws of MI Corp., as in effect immediately prior to the MI Effective Time, shall be the by-laws of MI Corp. as the surviving corporation in the MI Merger, in each case until superseded by the MI Certificate of Formation filed as part of the MI Conversion; and

(ii) At the Conversion Effective Time, MVT Holding shall cause MI LLC to adopt an operating agreement.

(b) MI Corp. and MVT Holding shall take all necessary action so that, at the MI Effective Time, (i) the articles of incorporation of MVT Holding shall be in the form attached as Exhibit D hereto and (ii) the by-laws of MVT Holding shall be in the form attached as Exhibit E hereto.

Section 3.6 Effect on Capital Stock. At the MI Effective Time, by virtue of the MI Merger and without any action on the part of the holders of any capital stock of Merger Sub or MI Corp.:

(a) Each share of MI Common Stock issued and outstanding immediately prior to the MI Effective Time (other than shares of MI Common Stock that are held by MI Corp. in treasury or that are owned by any Subsidiary of MI Corp.) shall be automatically converted into one-third of a fully paid and nonassessable (except to the extent provided in former Section 180.0622(2)(b) of the WBCL) share of MVT Holding Common Stock. Each share of MI Common Stock held by MI Corp. in treasury or owned by MI Corp. or any of its Subsidiaries shall be cancelled and shall cease to exist and no shares of stock or other consideration shall be delivered in exchange therefor.

(b) All shares of MI Common Stock converted into MVT Holding Common Stock pursuant to this Article III shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate or book-entry credit previously evidencing any such shares of MI Common Stock (an “MI Certificate”) shall thereafter evidence only rights with respect to certificates or book-entry credits (or cash in lieu of fractional shares in accordance with Section 3.6(c)) representing the number of shares of MVT Holding Common Stock into which the shares of MI Common Stock formerly evidenced by such MI Certificate have been converted pursuant to this Section 3.6.

(c) No certificates for fractions of shares of MVT Holding Common Stock and no scrip or other certificates evidencing fractional interests in such shares shall be issued pursuant to Article III. If the conversion of a Person’s aggregate holdings of MI Common Stock at any time results in a fractional share of MVT Holding Common Stock or interest therein, such Person shall, in lieu thereof, be entitled to be paid cash in an amount equal to the value of such fractional share or interest based on the Closing Price of MI Common Stock on the last Business Day prior to the MI Effective Time. Any person otherwise entitled to a fractional share or interest shall not be entitled by reason thereof to any voting, dividend or other rights as a stockholder of MVT Holding. The “Closing Price” of MI Common Stock on any Business Day shall for all purposes of this Agreement be the last sale price, or the closing bid price if no sale occurred, of MI Common Stock on The New York Stock Exchange, Inc. or such other national securities exchange on which MI Common Stock is then principally traded.

(d) Each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the MI Effective Time shall be automatically converted into one fully paid and nonassessable (except to the extent provided in former Section 180.0622(2)(b) of the WBCL) share of common stock, par value $0.01 per share, of the Surviving Corporation.

(e) Each share of MVT Holding Common Stock held by MI Corp. immediately prior to the MI Effective Time shall be cancelled and shall cease to exist and no stock or other consideration shall be delivered in exchange therefor.

Section 3.7 Exchange of Shares.

(a) On or prior to the Closing Date, MI Corp. and MVT Holding shall deposit, or shall cause to be deposited, with Continental Stock Transfer and Trust Company or a bank or trust company appointed by

MVT Holding prior to the Closing Date and reasonably acceptable to Investor (the “Exchange Agent”), for exchange in accordance with this Article III, certificates representing the shares of MVT Holding Common Stock to be issued in connection with the MI Merger pursuant to Section 3.6 and delivered pursuant to Section 3.7(b) in exchange for MI Certificates and cash in lieu of fractional shares to be issued thereon in accordance with Section 3.6(c) (such shares of MVT Holding Common Stock and cash being referred to as the “Exchange Fund”).

(b) MI Corp. and MVT Holding shall instruct the Exchange Agent to deliver after the MI Effective Time, to each holder of record of MVT Holding Common Stock as of the MI Effective Time, upon surrender of such holder’s certificates representing shares of MI Common Stock, a certificate representing the number of shares of MVT Holding Common Stock and/or a check payable to such holder to effect the payment of cash in lieu of any fractional shares to be delivered in accordance with Section 3.6(c) into which such holder’s shares of MI Common Stock shall have been converted pursuant to the provisions of this Article III and the MI Certificate as converted shall forthwith be canceled.

(c) Other than the Share Distribution, no dividends or other distributions will be declared on the MVT Holding Common Stock in connection with the Transactions. The shares of New MI Corp. Common Stock to be distributed in the Share Distribution shall be held by the Exchange Agent pursuant to Article III of the Separation Agreement.

(d) All shares of MVT Holding Common Stock and/or cash in lieu of fractional shares in accordance with Section 3.6(c) issued or delivered upon conversion of MI Common Stock in accordance with the terms of this Article III shall be deemed to have been issued in full satisfaction of all rights pertaining to shares of MI Common Stock converted in the MI Merger in accordance with Section 3.6. At the MI Effective Time, there shall be no further transfers on the stock transfer books of MI Corp. of the shares of MI Common Stock that were issued and outstanding immediately prior to the MI Effective Time.

(e) Any portion of the Exchange Fund that remains unclaimed by holders of MI Common Stock entitled thereto for twelve months after the MI Effective Time shall be delivered to MVT Holding, and any holders of record of MI Common Stock as of the MI Effective Time who have not theretofore complied with this Article III shall thereafter look only to MVT Holding for payment of the shares of MVT Holding Common Stock and any unpaid dividends and distributions on MVT Holding Common Stock deliverable in respect of each share of MI Common Stock formerly evidenced by such MI Certificates as determined pursuant to this Agreement, without any interest thereon, and MVT Holding shall not charge such holders in connection with the delivery of such shares of MVT Holding Common Stock, unpaid dividends or distributions and cash in lieu of fractional shares. Any such portion of the Exchange Fund remaining unclaimed by holders of MI Common Stock entitled thereto five years after the MI Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by Applicable Laws, become the property of MVT Holding free and clear of any claims or interest of any Person previously entitled thereto.

(f) None of Investor, MVT Holding, MI Corp., New MI Corp., Merger Sub, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any holder of MI Common Stock as of the MI Effective Time for any shares of MVT Holding Common Stock and any dividend or other distribution or cash in lieu of fractional shares with respect thereto delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Applicable Laws.

Section 3.8 Directors and Officers of MVT Holding and MI Corp.

(a) MI Corp. The officers of MI Corp. at the MI Effective Time shall be the initial officers of the Surviving Corporation and the directors of MI Corp. at the MI Effective Time shall be the initial directors of the Surviving Corporation, in each case, until such time as their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation or by-laws of the Surviving Corporation or as otherwise provided by Applicable Law.

(b) MVT Holding. The officers and directors of MVT Holding at the MI Effective Time shall be the officers and directors of MVT Holding immediately prior to the MI Effective Time, until the officers and directors are duly elected or appointed pursuant to Section 6.2.

Section 3.9 Other Transaction Matters.

(a) Principal Corporate Offices. MVT Holding’s headquarters and principal corporate offices immediately following the Transactions shall be the current MVT Corp., headquarters and principal corporate offices, and New MI Corp.’s headquarters and principal corporate offices shall be the current MI Corp. headquarters and principal corporate offices in Milwaukee, Wisconsin.

(b) Ticker Symbol. The Parties shall use their reasonable best efforts to cause New MI Corp. to have the NYSE ticker symbol “MI.”

Section 3.10 Options; Restricted Stock.

(a) As of the MI Effective Time, each MI Option held by a MVT Employee that is outstanding as of the MI Effective Time shall be converted into an option to purchase shares of MVT Holding Common Stock (a “MVT Option”), as set forth in the Employee Matters Agreement. After the MI Effective Time, except as provided above in this Section 3.10, each MVT Option shall have the same terms and conditions as the corresponding MI Option to which it relates, as set forth in the Employee Matters Agreement.

(b) As of the MI Effective Time, each MI Option held by an employee of the MI Group that is outstanding as of the MI Effective Time shall be converted into an option to purchase shares of New MI Corp. (a “New MI Corp. Option”), as set forth in the Employee Matters Agreement. After the MI Effective Time, except as provided above in this Section 3.10, each New MI Corp. Option shall have the same terms and conditions as the corresponding MI Option to which it relates, as set forth in the Employee Matters Agreement.

(c) As of the MI Effective Time, each share of MI Restricted Stock shall be treated the same as all other outstanding shares of MI Corp. Common Stock in the transactions contemplated by the Investment Agreement and the Separation Agreement; provided, however, that each share of MVT Holding Common Stock and New MI Corp. Common Stock received in such transactions shall be subject to the same restrictions as the corresponding share of MI Restricted Stock to which such share relates and shall continue to be subject to the terms of the applicable MI Option Plan.

Section 3.11 MVT Holding Class A Common Stock. At 12:01 a.m. Eastern Standard Time on the first day following the Closing Date, each outstanding share of MVT Holding Class A Common Stock shall automatically be converted into one share of MVT Holding Common Stock.

Section 3.12 Initiation of the Closing Transactions. The parties hereto hereby acknowledge and agree that upon consummation of the MI Merger all conditions precedent to the Closing set forth in Sections 7.1, 7.2 and 7.3 shall be deemed to have been satisfied or waived in full and it is the agreement of the parties that once the MI Merger is consummated all other Closing Transactions shall be consummated as set forth in Section 3.1.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of Investor. Investor represents and warrants to MVT Holding, MI Corp. and MVT Corp. as follows:

(a) Organization, Standing and Power. Investor is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware. Investor has not conducted any business prior to the date hereof and has no, and prior to the Closing Date will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions. Investor and its Affiliates do not own beneficially or of record any shares of capital stock of MI Corp. As of the date hereof, Investor is a direct or indirect wholly-owned subsidiary of the Equity Fund.

(b) Authority; No Conflicts.

(i) Investor has all requisite limited partnership power and authority to enter into this Agreement and the Transaction Agreements with respect to which Investor is contemplated thereby to be a party and to consummate the Transactions. The execution and delivery of this Agreement and the Transaction Agreements with respect to which Investor is contemplated thereby to be a party by Investor and the consummation by Investor of the Transactions have been duly authorized by all necessary limited partnership action on the part of Investor. This Agreement has been, and the Transaction Agreements with respect to which Investor is contemplated thereby to be a party will be, duly executed and delivered by Investor and, assuming the due authorization and valid execution and delivery of this Agreement or the applicable Transaction Agreement with respect to which Investor is contemplated thereby to be a party by the other parties hereto and thereto, as applicable, constitutes or will constitute a valid and binding agreement of Investor, enforceable against Investor in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The execution and delivery of this Agreement by Investor does not, the execution and delivery by Investor of the Transaction Agreements with respect to which Investor is contemplated thereby to be a party will not, and the consummation of the Transactions will not, conflict with, or result in any breach or violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of or result by its terms in the termination, amendment, cancellation or acceleration of any obligation or the loss of a benefit under, or the creation of any material pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), “put” or “call” right or other encumbrance on, or the loss of, any assets (any such conflict, breach, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a “Violation”) (with or without notice or lapse of time, or both) under: (A) any provision of the organizational documents of Investor or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Investor, subject to obtaining or making Investor Necessary Consents, (1) any loan or credit agreement, note, instrument, mortgage, bond, indenture real estate or other lease or sublease, benefit plan, license, sublicense, memorandum of understanding, sales order, purchase order, open bid or other contract, agreement or obligation, in each case, including all amendments, modifications and supplements thereto and waivers and consents thereunder (a “Contract”) to which Investor or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or (2) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Investor or any Subsidiary of Investor or their respective properties or assets.

(iii) No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, federal, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency, board, commission or other authority thereof, any arbitral tribunal, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) or any other Person is required to be obtained or made by or with respect to Investor or any Subsidiary of Investor in connection with the execution and delivery of this Agreement and the Transaction Agreements with respect to which Investor is contemplated thereby to be a party by Investor or the consummation by Investor of the Transactions, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) state securities or “blue sky” laws or regulations, (C) the Securities Act of 1933, as amended (the “Securities Act”), (D) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (E) the rules and regulations of the NYSE and, if different, such national securities exchange designated by MVT Holding and Investor pursuant to Section 6.15, (F) antitrust or other competition laws of other jurisdictions, (G) applicable state or federal banking laws or regulations and (H) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Investor. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (G) are referred to as the “Investor Necessary Consents.”

(iv) Equity Fund is the “ultimate parent entity” (as defined in 16 C.F.R. Section 801.1(a)(3)) of the Investor.

(c) Information Supplied.

(i) None of the information supplied or to be supplied by Investor specifically for inclusion or incorporation by reference in (A) the Form S-4 will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (B) the Proxy Statement will, on the date it is first mailed to MI Corp. shareholders and at the time of the MI Shareholders Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (C) the Form 10 will, at the time the Form 10 becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 4.1(c), no representation or warranty is made by Investor with respect to statements made or incorporated by reference in the Form S-4, Form 10 or the Proxy Statement based on information supplied by or on behalf of MI Corp. or MVT Corp. for inclusion or incorporation by reference therein.

(d) Litigation; Compliance with Laws. (i) There is no suit, action, arbitration, proceeding, claim, charge, regulatory or accrediting agency investigation or other proceeding (an “Action”) pending or, to the Knowledge of Investor, threatened against Investor or any property or asset of Investor or any Affiliate of Investor which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Investor, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Investor or any Affiliate of Investor which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Investor.

(ii) None of Investor or any of its Affiliates is in violation of, and Investor and its Subsidiaries have not received since Investor’s inception any written notices of violations with respect to, any Applicable Laws, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Investor.

(e) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the Transactions based upon arrangements made by or on behalf of Investor or any of its Affiliates, except Morgan Stanley & Co. Incorporated, whose fees and expenses shall be paid by Investor (or its Affiliates).

(f) Equity Financing. Concurrently with the execution of this Agreement, Investor has delivered true, correct and complete copies of (i) an executed commitment letter, dated the date hereof (the “Equity

Commitment Letter”), from Warburg Pincus Private Equity IX, L.P. (the “Equity Fund”) to MVT Corp. and MVT Holding to provide equity financing in an aggregate amount of $625,000,000 to fund the Purchase Price (such equity financing from the Equity Fund and/or any Successor Fund in accordance with the terms hereof, the “Equity Financing”), and (ii) an executed copy of the Limited Guarantee. As of the date hereof, the Equity Commitment Letter and the Limited Guarantee in the form so delivered are in full force and effect and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Investor under any term or condition of the Equity Commitment Letter or the Limited Guarantee. There are no conditions precedent or other contractual contingencies to Investor’s right to require the funding of the full amount of the Equity Financing, other than as set forth in or contemplated by the Equity Commitment Letter. As of the date of this Agreement, assuming the accuracy of the representations set forth in Sections 4.2, 4.3 and 4.4 and the satisfaction of the conditions set forth in Sections 7.1 and 7.2, Investor does not have any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Investor on the Closing Date.

(g) Acquisition for Investment. Investor is acquiring the Shares being purchased by it for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and Investor has no present intention or plan to effect any distribution of shares of MVT Holding Class A Common Stock; provided, however; that the disposition of such Investor’s property, including any shares of MVT Holding Class A Common Stock, shall at all times be and remain within its control, subject to the provisions of this Agreement and the Transaction Agreements, including the restrictions on transfer set forth in the Shareholders Agreement.

(h) No Investment Company. Investor is not, and after giving effect to the Share Issuance will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(i) Ownership of Stock. Neither Investor nor any Investor Tax Affiliate owns any shares, or options to acquire shares, of MI Common Stock or has any plan or intention to acquire any shares, or options to acquire shares, of capital stock of MVT Holding or any of its Subsidiaries (other than the Shares and shares acquired in a transaction that complies with Section 4.02 of the Tax Allocation Agreement).

Section 4.2 Representations and Warranties of MI Corp. Except as set forth in the MI Disclosure Schedule delivered to Investor prior to the execution of this Agreement (the “MI Disclosure Schedule”) (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty of MI Corp. herein and any disclosure in such section qualifies any other representation and warranty of MI Corp. or MVT Corp. contained herein to which its application or relevance is reasonably apparent on its face), MI Corp. represents and warrants to Investor as follows:

(a) Organization. (i) MI Corp. is a corporation duly organized, validly existing and in active status under the laws of the State of Wisconsin. MI Corp is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and is a financial holding company pursuant to Section 4(l) of the BHC Act and meets the applicable requirements for qualification as such. Each of MI Corp. and the Subsidiaries of MI Corp. is duly qualified and in good standing or active status under the laws of its jurisdiction of incorporation or organization, and in each jurisdiction in which the property owned, leased or operated by the MVT Business or the nature of the MVT Business makes such qualification necessary, in each case other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp. or a Material Adverse Effect on MI Corp. True, correct and complete copies of the articles of incorporation and by-laws of MI Corp. in effect on the date hereof have been delivered or made available to Investor.

(ii) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Wisconsin. Prior to the MI Merger, Merger Sub will not have conducted any operations and will have no assets or liabilities other than those incident to Merger Sub’s formation and those pursuant to this Agreement and the Transactions. True, correct and complete copies of the articles of incorporation and by-laws of Merger Sub in effect on the date hereof have been delivered or made available to Investor.

(b) Capital Structure.

(i) The authorized capital stock of MI Corp. consists of 700,000,000 shares of MI Common Stock and 5,000,000 shares of Preferred Stock (the “MI Preferred Stock”) of which, as of this date hereof, 2,000,000 shares of the MI Preferred Stock have been designated Series A Convertible Preferred Stock. At the close of business on March 28, 2007 (the “Capitalization Date”), (A) 256,673,530 shares of MI Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable (subject to the personal liability which may be imposed on shareholders by former Section 180.0622(2)(b) of the WBCL for debts incurred prior to June 14, 2006 (for debts incurred on or after such date, Section 180.0622(2)(b) of the WBCL has been repealed) owing to employees for services performed, but not exceeding six months’ service in any one case) and free of preemptive rights, (B) no shares of MI Preferred Stock were issued or outstanding, (C) 5,298,894 shares of MI Common Stock were held in the treasury of MI Corp.; (D) 17,644,536 shares of MI Common Stock were reserved for issuance pursuant to outstanding options (the “MI Options”) to purchase shares of MI Common Stock pursuant to the plans and agreements listed in Section 4.2(b)(i) of the MI Disclosure Schedule (collectively, the “MI Option Plans”); (E) 824,682 shares of MI Common Stock were reserved for issuance pursuant to MI Corp.’s Amended and Restated 2000 Employee Stock Purchase Plan (the “MI Stock Purchase Plan”); (F) the issued and outstanding MI Common Stock included 601,620 restricted shares issued to employees of MI Corp. (the “MI Restricted Stock”) pursuant to the plans and agreements listed in Section 4.2(b)(i) of the MI Disclosure Schedule (collectively, the “MI Restricted Stock Plans”); and (G) 10,800,000 shares of Common Stock were reserved for issuance pursuant to units of Common SPACES issued by MI Corp. and an Affiliate thereof (the “MI SPACES Plan”). Except as set forth in the preceding sentence and except for shares reserved for issuance pursuant to outstanding registration statements of MI Corp., and additional shares issuable upon anti-dilution adjustment of the MI SPACES Plan, as of the Capitalization Date, (x) no shares of capital stock or other voting securities of MI Corp. were issued, reserved for issuance or outstanding, and (y) there are no options, warrants, calls, rights, puts or Contracts to which MI Corp. or any of its Subsidiaries is a party or by which any of them is bound obligating MI Corp. or any of its Subsidiaries to issue, deliver, sell or redeem or otherwise acquire, or cause to be issued, delivered, sold or redeemed or otherwise acquired, any additional shares of capital stock or MI Voting Debt (or any securities convertible or exercisable or exchangeable for shares of capital stock of MI Corp. or any of its Subsidiaries or MI Voting Debt) of MI Corp. or any of its Subsidiaries or obligating MI Corp. or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, put or Contract. As of the Capitalization Date, the MI Stock Option Plans, MI Stock Purchase Plan and the MI Restricted Stock Plans are the only benefit plans of MI Corp. or its Subsidiaries under which any shares of capital stock of MI Corp. or any of its Subsidiaries are issuable or which provide for stock appreciation rights or other rights the value of which is determined in whole or in part by reference to the value of securities of MI Corp. or any of its Subsidiaries. Each share of MI Common Stock which may be issued pursuant to any MI Option Plan, MI Stock Purchase Plan, MI Restricted Stock Plan or MI SPACES Plan has been duly authorized and, if and when issued pursuant to the terms thereof, will be validly issued, fully paid and nonassessable and free of preemptive rights.

(ii) Except as set forth in clause (i) above, as of the Capitalization Date, no bonds, debentures, notes or other indebtedness of MI Corp. having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of MI Corp. may vote (“MI Voting Debt”) are issued or outstanding.

(iii) Other than the Transaction Agreements, as of the date hereof, there are no shareholder agreements, voting trusts or other Contracts to which MI Corp. is a party or by which it is bound relating to the voting or transfer of any shares of capital stock of MI Corp.

(iv) The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, all of which are owned beneficially and of record by MVT Holding and are validly issued, fully paid and nonassessable.

(c) Authority; No Conflicts.

(i) MI Corp. has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements with respect to which MI Corp. is contemplated thereby to be a party and to consummate the Transactions, subject to obtaining the MI Transaction Approval and the Additional Required Approvals. The execution and delivery of this Agreement and the Transaction Agreements with respect to which MI Corp. is contemplated thereby to be a party by MI Corp. and the consummation by MI Corp. of the Transactions have been duly authorized by all necessary corporate action on the part of MI Corp., subject to obtaining the MI Transaction Approval and the Additional Required Approvals. The only votes of the holders of capital stock (at any time any shares of such stock are held by any Person other than a member of the MI Group or the MVT Group) or other securities of MI Corp. necessary in connection with the Transactions are (A) the approval of the Share Issuance by the affirmative vote of a majority of the shares of MI Common Stock represented at the MI Shareholders Meeting and entitled to vote (provided that a majority of the shares of MI Common Stock entitled to vote is represented in person or by proxy at such meeting) and (B) the adoption of the MI Merger by the affirmative vote of a majority of the outstanding shares of MI Common Stock, it being understood and agreed that notwithstanding the foregoing, the parties hereto have agreed that the approval and adoption of this Agreement and the Transactions, including the Share Issuance and the MI Merger, by the MI Vote (the “MI Transaction Approval”) is a condition to their respective obligations hereunder to effect the Transactions. This Agreement has been, and the Transaction Agreements with respect to which MI Corp. is contemplated thereby to be a party will be, duly executed and delivered by MI Corp. and, assuming the due authorization and valid execution and delivery of this Agreement and the Transaction Agreements with respect to which MI Corp. is contemplated thereby to be a party by the other parties hereto and thereto, as applicable (other than Merger Sub, MVT Holding and MVT Corp.), constitute or will constitute valid and binding agreements of MI Corp., enforceable against MI Corp. in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) Merger Sub has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements with respect to which Merger Sub is contemplated thereby to be a party and to consummate the Transactions, subject to the adoption of this Agreement by MVT Holding as the sole shareholder of Merger Sub. The execution and delivery of this Agreement and the Transaction Agreements with respect to which Merger Sub is contemplated thereby to be a party by Merger Sub and the consummation by Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Merger Sub, subject to the adoption of this Agreement by MVT Holding as the sole shareholder of Merger Sub. This Agreement has been, and the Transaction Agreements with respect to which Merger Sub is contemplated thereby to be a party will be, duly executed and delivered by Merger Sub and, assuming the due authorization and valid execution and delivery of this Agreement or the applicable Transaction Agreement with respect to which Merger Sub is contemplated thereby to be a party by the other parties hereto and thereto (other than MI Corp., MVT Holding and MVT Corp.), as applicable, constitutes or will constitute a valid and binding agreement of Merger Sub, enforceable against Merger Sub in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(iii) The execution and delivery by MI Corp. and Merger Sub of this Agreement does not, the execution and delivery by MI Corp. and Merger Sub of the Transaction Agreements with respect to which MI Corp. or Merger Sub, as the case may be, is contemplated thereby to be a party will not, and the consummation by MI Corp. or Merger Sub, as the case may be, of the Transactions will not result in a Violation (with or without notice or lapse of time, or both) under: (A) any provision of the articles of incorporation or by-laws of MI Corp. or Merger Sub or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp. or a Material Adverse Effect on MI Corp., subject to obtaining or making the MI Necessary Consents or the MVT Necessary Consents, (1) any Contract to which MI Corp., MVT Corp. or any of their respective Subsidiaries is a party or by which any of their respective properties or assets is bound or (2) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to MI Corp., MVT Corp. or any Subsidiary of MI Corp. or MVT Corp. or their respective properties or assets.

(iv) No consent, approval, waiver, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required to be obtained or made by or with respect to MI Corp. in connection with the execution and delivery of this Agreement and the Transaction Agreements with respect to which MI Corp. is contemplated thereby to be a party by MI Corp. or the consummation by MI Corp. of the Transactions, except for those required under or in relation to (A) the HSR Act, (B) state securities or “blue sky” laws or regulations, (C) the Securities Act, (D) the Exchange Act, (E) filings under the WBCL and the WLLCL to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement, (F) the rules and regulations of the NYSE and, if different, such national securities exchange designated by MVT Holding and Investor pursuant to Section 6.15, (G) applicable state or federal laws or regulations and the rules and regulations of the National Association of Securities Dealers, Inc. (the “NASD”) or any other applicable regulatory authority regulating broker-dealers, investment advisors and insurance companies, (H) antitrust or other competition laws of other jurisdictions, (I) applicable state or federal banking laws or regulations, (J) obtaining the MI Transaction Approval and the Additional Required Approvals and (K) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp. or a Material Adverse Effect on MI Corp. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (J) or set forth in Section 4.2(c)(iv) of the MI Disclosure Schedule are referred to as the “MI Necessary Consents.”

(v) The Board of Directors of MI Corp., by resolution duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are advisable and in the best interests of MI Corp. and its shareholders and (ii) resolved to recommend to the shareholders of MI Corp. that the shareholders of MI Corp. approve the Transactions. No “fair price,” “business combination,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation under Wisconsin law or any anti-takeover provision in the articles of incorporation or by-laws of MI Corp. or other similar organizational documents of MI Corp. is applicable to the Transactions.

(d) Reports and Financial Statements.

(i) All forms, reports and other documents filed by MI Corp. and its Subsidiaries with the SEC since January 1, 2005 (collectively, including all exhibits thereto, the “MI SEC Reports”) at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes Act”) and the NYSE and the rules and regulations promulgated thereunder, as applicable, and none of such MI SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Each of the principal executive officer of MI Corp. and the principal financial officer of MI Corp. (or each former principal executive officer of MI Corp. and each former principal financial officer of MI Corp., as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes Act with respect to the MI SEC Reports and the statements contained in such certifications are true, complete and correct. For purposes of this Section 4.2(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act.

(iii) With respect to MVT Corp. and its Subsidiaries, MI Corp. and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. MI Corp. (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by MI Corp. (with respect to MVT Corp. and its Subsidiaries) in the reports that MI Corp. files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to MI Corp.’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of MI Corp. required under the Exchange Act with respect to such reports and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof to its auditors and the audit committee of its Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of MI Corp.’s internal controls over financial reporting (with respect to members of the MVT Group) that are reasonably likely to adversely affect in any material respect MI Corp.’s ability to record, process, summarize and report financial information (with respect to members of the MVT Group) and (y) any fraud, whether or not material, that involves management or other employees of members of the MVT Group who have a significant role in MI Corp.’s internal controls over financial reporting. MI Corp. has made available to Investor all available minutes of the audit committee of MI Corp.’s Board of Directors from January 1, 2006 until the date hereof.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by MI Corp. for inclusion or incorporation by reference in (A) the Form S-4 will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (B) the Proxy Statement will, on the date it is first mailed to MI Corp. shareholders and at the time of the MI Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (C) the Form 10 will, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 4.2(e), no representation or warranty is made by MI Corp. with respect to statements made or incorporated by reference in the Form S-4, the Form 10 or the Proxy Statement based on information supplied by or on behalf of Investor for inclusion or incorporation by reference therein.

(f) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the Transactions based upon arrangements made by or on behalf of MI Corp. or any of its Subsidiaries, except J.P. Morgan Securities Inc., whose fees and expenses shall be paid in accordance with Section 6.6.

(g) Valuation Letter of MI Corp. Financial Advisor. MI Corp. has received the view of J.P. Morgan Securities Inc., as of the date hereof, with respect to the valuation range of MVT Corp. as of such date. The Purchase Price falls within the range of values indicated by J.P. Morgan Securities Inc.

(h) Taxes.

(i) All Tax Returns required to be filed with respect to each of MI Corp. and its Subsidiaries have been timely filed, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired, and all such Tax Returns are complete and correct, except to the extent that such failures to file, to have extensions granted that remain in effect or to be complete or correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp. All material Taxes due with respect to MI Corp. and its Subsidiaries have been paid or accrued in accordance with GAAP. Since the date of the most recent MI Filed SEC Reports, no Tax liability with respect to MI Corp. and its Subsidiaries has been incurred outside the ordinary course of business or otherwise inconsistent with past custom and practice. All material Tax Returns required to be filed by each of MVT Corp. and its Subsidiaries have been timely filed, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired, and all such Tax Returns are complete and correct in all material respects.

(ii) No deficiencies for any Taxes have been proposed, asserted or assessed in writing in respect of or against MI Corp. or any of its Subsidiaries that are not adequately reserved for in the financial statements of MI Corp. included in the MI Filed SEC Reports (and in the case of MVT Corp., the MVT Financial Statements), except for deficiencies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp. No material deficiencies for any Taxes have been proposed, asserted or assessed in writing against MVT Corp. or any of its Subsidiaries that are not adequately reserved for in the MVT Financial Statements. The applicable statutes of limitations have expired for all Tax periods through 2001 for all material Tax Returns of MI Corp. and each of its Subsidiaries. Since January 1, 2001, no written claim has been made to MI Corp. or any of its Subsidiaries by a Governmental Entity in a jurisdiction where MVT Corp. or any of its Subsidiaries does not file a Tax Return that any of MVT Corp. or its Subsidiaries is or may be subject to a material Tax liability in that jurisdiction.

(iii) None of MI Corp. or its Subsidiaries has taken any action, and to the Knowledge of MI Corp. there is no fact, agreement, plan or other circumstance, that could reasonably be expected to prevent (A) the MI Merger and the MI Conversion from together qualifying as a reorganization within the meaning of Section 368(a) of the Code or (B) the MI Contribution and the Share Distribution from qualifying as a reorganization under Section 368 (a)(1)(D) of the Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code.

(iv) None of MI Corp. or any of its Subsidiaries is a party to any Tax sharing or Tax indemnity agreements entered into after January 1, 2001 (other than the Tax Allocation Agreement and any agreements between or among MVT Corp. and its Subsidiaries) that could reasonably be expected to result in a material Tax liability to MVT Corp. or any of its Subsidiaries.

(v) Other than with respect to the Share Distribution, within the past five years, none of MI Corp. or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(vi) None of MVT Corp. or any of its Subsidiaries is obligated to make any payments, or is a party to any Contract or MVT Plan that could obligate it to make any payments, that would not be deductible by reason of Section 162(m) or Section 280G of the Code.

(vii) None of MVT Corp. or any of its Subsidiaries has agreed to make, or is required to make, any material adjustment affecting any open taxable year or period under Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting methods or otherwise.

(viii) Since January 1, 2001, none of MVT Corp. or any of its Subsidiaries has been required to reallocate, or is subject to an Internal Revenue Service (“IRS”) or other Governmental Entity challenge that would require the reallocation of, gross income, deductions, credits or allowances, or of any item or element affecting taxable income, by reason of Section 482 of the Code.

(ix) Other than pursuant to the Tax Allocation Agreement, neither MVT Corp. nor any of its Subsidiaries has any material liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Applicable Laws), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than MVT Corp. or any of its Subsidiaries.

(x) Neither MVT Corp., nor any of its Subsidiaries has engaged in one of the types of transactions the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a “listed transaction,” as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(i) Permits; Compliance with Laws. Members of the MI Group (A) hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the business of the MI Group as currently conducted (the “MI Permits”), and no suspension or cancellation of any of the MI Permits is pending or, to the Knowledge of MI Corp., threatened and (B) are in compliance in all respects with the terms of the MI Permits, except in each case where the failure to hold such MI Permits or the suspension or cancellation of any such MI Permits or the noncompliance with respect to such MI Permits would not reasonably be expected to have a Material Adverse Effect on MI Corp. or a Material Adverse Effect on MVT Corp. None of the members of the MI Group is in violation of, and MI Corp. and its Subsidiaries have not received since January 1, 2005 any written notices of violations with respect to, any Applicable Laws, except where such violations would not reasonably be expected to have a Material Adverse Effect on MI Corp. or a Material Adverse Effect on MVT Corp.

Section 4.3 Representations and Warranties of MI Corp., MVT Holding and MVT Corp. Except as set forth in the MVT Disclosure Schedule delivered by MVT Corp. to Investor prior to the execution of this Agreement (the “MVT Disclosure Schedule”) (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty of MVT Corp. contained herein and any disclosure in such section qualifies any other representation and warranty of MI Corp. or MVT Corp. contained herein to which its application or relevance is reasonably apparent on its face), each of MI Corp., MVT Holding and MVT Corp. represent and warrant to Investor as follows:

(a) Organization, Standing and Power; Subsidiaries.

(i) MVT Corp. is a corporation duly incorporated, validly existing and in active status under the laws of State of Wisconsin. Each of the Subsidiaries of MVT Corp. is a corporation or other organization duly organized, validly existing and in good standing or active status (where applicable) under the laws of its jurisdiction of incorporation or organization, and MVT Corp. and each of its Subsidiaries has the requisite power and authority to own, lease and operate its properties and to carry on the MVT Business as now being conducted and as it will be conducted through the Closing Date, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp., and each of MVT Corp. and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the nature of the MVT Business or the ownership or leasing of its properties makes such qualification necessary, in each case other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp. True, correct and complete copies of the articles of incorporation and by-laws of MVT Corp. in effect on the date hereof have been delivered or made available to Investor.

(ii) Section 4.3(a)(ii) of the MVT Disclosure Schedule sets forth a list of all the Subsidiaries of MVT Corp. which as of the date of this Agreement would be Significant Subsidiaries of MVT Corp. (as defined in Rule 1-02(w) of Regulation S-X of the SEC) if the Share Distribution had occurred immediately prior to the date hereof (the “MVT Significant Subsidiaries”). All the outstanding shares of capital stock of, or other equity interests in, each such MVT Significant Subsidiary have been validly issued and are fully paid and nonassessable (except, in the case of any Significant Subsidiaries that are Wisconsin corporations or foreign corporations that are qualified to do business in Wisconsin, subject to the personal liability which may be imposed on shareholders by former Section 180.0622(2)(b) of the WBCL for debts incurred prior to June 14, 2006 (for debts incurred on or after such date, Section 180.0622(2)(b) of the WBCL has been repealed) owing to employees for services performed, but not exceeding six months’ service in any one case) and are owned directly or indirectly by MVT Corp., free and clear of all material Liens and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests, but excluding restrictions under the Securities Act). None of MVT Corp. or any MVT Significant Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than Subsidiaries of MVT Corp.) that is or would reasonably be expected to be material to MVT Corp. and its Subsidiaries taken as a whole.

(b) Capital Structure.

(i) The authorized capital stock of MVT Corp. consists of 1,000 shares of MVT Common Stock, all of which are, as of the date hereof, and at all times prior to the MVT Distribution Time will be, owned of record and beneficially by a member of the MI Group or the MVT Group free and clear of any Liens. There are no other shares of capital stock or other equity securities of MVT Corp. that are authorized or outstanding. Immediately following the MVT Distribution all of the outstanding shares of MVT Common Stock will be owned of record and beneficially by MVT Holding, and no shares of MVT Common Stock will be held by MVT Corp. in its treasury. All issued and outstanding shares of MVT Common Stock are duly authorized, validly issued, fully paid and nonassessable (subject to the personal liability which may be imposed on shareholders by former Section 180.0622(2)(b) of the WBCL for debts incurred prior to June 14, 2006 (for debts incurred on or after such date, Section 180.0622(2)(b) of the WBCL has been repealed) owing to employees for services performed, but not exceeding six months’ service in any one case), and the shares of MVT Common Stock are not entitled to preemptive rights.

(ii) No bonds, debentures, notes or other indebtedness of MVT Corp. having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of MVT Corp. may vote (“MVT Voting Debt”) are issued or outstanding.

(iii) Except as contemplated by this Agreement and the Transaction Agreements, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which MVT Corp. or any of its Subsidiaries is a party or by which any of them is bound obligating MVT Corp. or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of MVT Corp. or any of its Subsidiaries, MVT Voting Debt, MVT Common Stock or other voting securities of MVT Corp. or any of its Subsidiaries or obligating MVT Corp. or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no, except as provided for in or permitted by this Agreement or the Transaction Agreements, outstanding obligations of MVT Corp. or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of MVT Corp. or any of its Subsidiaries.

(iv) Other than the Contracts contemplated to effect the Transactions, there are no shareholder agreements, voting trusts or other Contracts to which MVT Corp. is a party or by which it is bound relating to the voting or transfer of any shares of capital stock of MVT Corp.

(c) Authority; No Conflicts.

(i) MVT Corp. has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements with respect to which MVT Corp. is contemplated thereby to be a party and to consummate the Transactions, subject to the MI Transaction Approval and the Additional Required Approvals. The execution and delivery of this Agreement and the Transaction Agreements with respect to which MVT Corp. is contemplated thereby to be a party by MVT Corp. and the consummation by MVT Corp. of the Transactions have been duly authorized by all necessary corporate action on the part of MVT Corp., subject to the MI Transaction Approval and the Additional Required Approvals. This Agreement has been, and the Transaction Agreements with respect to which MVT Corp. is contemplated thereby to be a party will be, duly executed and delivered by MVT Corp. and, assuming the due authorization and valid execution and delivery of this Agreement or the applicable Transaction Agreements with respect to which MVT Corp. is contemplated thereby to be a party by the other parties hereto and thereto, as applicable (other than MI Corp., Merger Sub and MVT Holding), constitute or will constitute valid and binding agreements of MVT Corp., enforceable against MVT Corp. in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The execution and delivery by MVT Corp. of this Agreement does not, the execution and delivery by MVT Corp. of the Transaction Agreements with respect to which MVT Corp. is contemplated thereby to be a party will not, and the consummation by MVT Corp. of the Transactions will not result in a Violation (with or without notice or lapse of time, or both) under: (A) any provision of the articles of incorporation or by-laws or similar organizational documents of MVT Corp. or any Subsidiary of MVT Corp. or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp., subject to obtaining or making the MVT Necessary Consents, (1) any Contract to which MVT Corp. or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or (2) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to MVT Corp. or any Subsidiary of MVT Corp. or their respective properties or assets.

(iii) The Board of Directors of MVT Corp., by resolutions duly adopted by unanimous written consent and not subsequently rescinded or modified in any way has duly (A) determined that this Agreement, the Transactions and the Transaction Agreements with respect to which MVT Corp. is contemplated thereby to be a party are advisable and in the best interests of MVT Corp. and its shareholder and (B) approved this Agreement, the Transactions contemplated hereby and by the Transaction Agreements.

(iv) No consent, approval, waiver, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required to be obtained or made by or with respect to MVT Corp. or any Subsidiary of MVT Corp. in connection with the execution and delivery by MVT Corp. of this Agreement and the Transaction Agreements with respect to which MVT Corp. is contemplated thereby to be a party or the consummation by MVT Corp. of the Transactions, except for those required under or in relation to (A) the HSR Act, (B) state securities or “blue sky” laws or regulations, (C) the Securities Act, (D) the Exchange Act, (E) the rules and regulations of the NYSE and, if different, such national securities exchange designated by MVT Holding and Investor pursuant to Section 6.15, (F) antitrust or other competition laws of other jurisdictions, (G) applicable state or federal laws or regulations and the rules and regulations of the NASD or any other applicable regulatory authority regulating broker dealers, investment advisors and insurance companies, (H) applicable state or federal banking laws or regulations, (I) obtaining the MI Transaction Approval and the Additional Required Approvals, and (J) such consents, approvals, waivers, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp. Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (I) or set forth in Section 4.3(c)(iv) of the MVT Disclosure Schedule are referred to as the “MVT Necessary Consents.”

(d) Reports and Financial Statements; No Undisclosed Liabilities

(i) As of the date hereof, neither MVT Corp. nor any of its Subsidiaries is required to file any form, report or other document with the SEC. Included in Section 4.3(d)(i) of the MVT Disclosure Schedule are the consolidated balance sheets of MVT Corp. and its Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and shareholders’ equity for the fiscal years ended December 31, 2006 and 2005, in each case audited by MVT Corp.’s independent public accountants, whose report thereon is included therewith (such statements, together with the notes thereto, the “MVT Financial Statements”). The MVT Financial Statements (including the related notes thereto) fairly present, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of MVT Corp. and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods covered thereby except as otherwise noted therein.

(ii) Each of the principal executive officer of MVT Corp. and the principal financial officer of MVT Corp. have made back-up certifications with respect to the MVT Business to the principal executive officer of MI Corp. and the principal financial officer of MI Corp. necessary to allow such officers of MI Corp. to make all certifications required by Rule 13a 14 or 15d 14 under the Exchange Act and Sections 302 and 906 of the Sarbanes Act with respect to the Annual Report on Form 10-K of MI Corp. for the year ended December 31, 2006. For purposes of this Section 4.3(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act and applying such terms to MVT Corp. as though it were a separate reporting company under the Exchange Act.

(iii) Except as disclosed in the MI SEC Reports filed after January 1, 2007 and publicly available prior to the date hereof, other than the text of any “risk factors” and the text of any disclaimers with respect to forward-looking statements (such MI SEC Reports, other than such “risk factors” and disclaimers, the “MI Filed SEC Reports”) or as set forth in the MVT Financial Statements, as of the date hereof none of MVT Corp. nor any of its Subsidiaries have any liabilities or obligations of any nature (whether absolute, accrued, indirect, direct or contingent) other than (A) liabilities or obligations incurred in the ordinary course of business or (B) liabilities or obligations that, individually or in the aggregate, do not exceed $15 million.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by MVT Corp. specifically for inclusion or incorporation by reference in (A) the Form S-4 will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (B) the Proxy Statement will, on the date it is first mailed to MI Corp. shareholders and at the time of the MI Shareholders Meeting respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. and (C) the Form 10 will, at the time the Form 10 becomes effective contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 4.3(e), no representation or warranty is made by MVT Corp. with respect to statements made or incorporated by reference in the Form S-4, the Form 10 or the Proxy Statement based on information supplied by or on behalf of Investor for inclusion or incorporation by reference therein.

(f) Litigation; Compliance with Laws.

(i) Except as set forth in the MI Filed SEC Reports, or in the MVT Financial Statements, there is no Action pending or, to the Knowledge of MVT Corp., threatened against MI Corp. or any Subsidiary of MI Corp. or any property or asset of MI Corp. or any Subsidiary of MI Corp. which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MVT Corp., nor is there any material judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against MI Corp. or any of its Subsidiaries with respect to the MVT Business.

(ii) Members of the MVT Group hold all material permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the MVT Business (the “MVT Permits”), and no suspension or cancellation of any of the MVT Permits is pending or, to the Knowledge of MVT Corp., threatened. Members of the MVT Group are in compliance in all material respects with the terms of the MVT Permits. None of MI Corp. or any of its Subsidiaries is, in any material respect, in violation of, and MI Corp. and its Subsidiaries have not received since January 1, 2005 any written notices of material violations with respect to, any Applicable Laws.

(g) Absence of Certain Changes or Events. Except (i) as specifically contemplated or permitted by this Agreement or the Transaction Agreements or (ii) as set forth in the MI Filed SEC Reports or in the MVT Financial Statements, since December 31, 2006 through the date hereof, (A) members of the MVT Group have conducted their business only in the ordinary course, consistent with past practice, and (B) there has not been any event, change, circumstance or development (including any damage, destruction or loss whether or not covered by insurance) which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on MVT Corp. From December 31, 2006 through the date of this Agreement, except as set forth in the MI Filed SEC Reports or in the MVT Financial Statements, none of MI Corp. or any of its Subsidiaries has taken any action that, if taken without the consent of Investor during the period from the date of this Agreement through the Closing Date, would constitute a breach of Sections 5.1(e), 5.1(h), 5.1(j) or 5.1(k).

(h) Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp.: (i) the operations of members of the MVT Group have been and are in compliance with all applicable Environmental Laws and with all MVT Permits required by applicable Environmental Laws; (ii) there are no pending or, to the Knowledge of MVT Corp., threatened, Actions under or pursuant to Environmental Laws against MVT Corp., or other members of the MVT Group, or, to the Knowledge of MVT Corp., any other Person whose Environmental Liabilities or any member of the MVT Group has or may have retained or assumed by contract or operation of law, or involving any real property currently or, to the Knowledge of MVT Corp., formerly owned, operated or leased by any member of the MVT Group; and (iii) members of the MVT Group and, to the Knowledge of MVT Corp., Persons whose Environmental Liabilities any member of the MVT Group has or may have retained or assumed by contract or operation of law are not subject to any Environmental Liabilities and, to the Knowledge of MVT Corp., there are no facts, circumstances or conditions (including the presence, release or threatened release of Hazardous Materials at any location whether or not owned or operated by any member of the MVT Group) which would reasonably be expected to result in Environmental Liabilities for any member of the MVT Group, or, to the Knowledge of MVT Corp., any other Person whose Environmental Liabilities any member of the MVT Group has or may have retained or assumed by contract or operation of law.

As used in this Agreement, “Environmental Laws” means any and all foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees, requirements of any Governmental Entity, any and all common law requirements, rules and bases of liability regulating, relating to or imposing liability or standards of conduct, in each case, concerning pollution, Hazardous Materials (as defined below) or protection of human health or the environment, and includes the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 33 U.S.C. Section 2601 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq. (but solely as it relates to the exposure of Hazardous Materials) and the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes. As used in this Agreement, “Environmental Liabilities” with respect to any Person means any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which (i) arise under or relate to matters covered or regulated by, or for which liability is imposed under, Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date. As used in this Agreement, “Hazardous Materials” means all substances defined in, regulated under or for which liability is imposed by Environmental Laws, including Hazardous Substances, Oils, Pollutants or Contaminants as defined in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5., asbestos, mold, polychlorinated biphenyls and radioactive materials.

(i) Intellectual Property. Except as set forth in the MI Filed SEC Reports and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVT Corp.: (i) the members of the MVT Group own, or are licensed to use, all trademarks, service marks, trade dress, logos, trade names, service names, corporate names, domain names, brand identifiers, copyrights, proprietary designs, Computer Software, databases, trade secrets, know-how, patents, patent applications, inventions and similar rights (“Intellectual Property”) used in the conduct of the MVT Business as currently conducted; (ii) to the Knowledge of MVT Corp., all Intellectual Property owned by the members of the MVT Group is valid and enforceable and the use of any Intellectual Property by the members of the MVT Group does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any Person; (iii) to the Knowledge of MVT Corp., the use by the members of the MVT Group of Intellectual Property which is licensed to any member of the MVT Group is substantially in accordance with the terms of the applicable license agreement pursuant to which the applicable member of the MVT Group acquired the right to use such Intellectual Property; (iv) to the Knowledge of MVT Corp., no Person is infringing, misappropriating or otherwise violating any right of any member of the MVT Group with respect to any Intellectual Property owned by and/or exclusively licensed to any member of the MVT Group; (v) there is no claim or proceeding pending or, to the Knowledge of MVT Corp., threatened against any member of the MVT Group challenging their respective use of Intellectual Property; and (vi) to the Knowledge of MVT Corp., no Intellectual Property owned by any member of the MVT Group is being used by or enforced by any member of the MVT Group in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(j) Title to Properties; Assets/Services. Each of MVT Corp. and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, except where the failure to have such good and valid title, or valid leasehold interest, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVT Corp.

The tangible property and assets of MVT Group., together with the services to be provided by the MI Group to the MVT Group pursuant to the Transaction Agreements, constitute (i) all of the tangible property and assets necessary to permit MVT Group to carry on the MVT Business after the Closing Date in all material respects as conducted by the MVT Group prior thereto and (ii) as of the date hereof, all of the tangible property and assets primarily used by the MVT Group in carrying on the MVT Business as of the date hereof.

(k) Certain Contracts.

(i) Except as filed as exhibits to the MI Filed SEC Documents as of the date hereof, neither MVT Corp. nor any of its Subsidiaries is a party to or bound by any Contract that (A) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC and applying such term to MVT Corp. as though it were a separate reporting company under the Exchange Act for purposes of this Section 4.3(k)), (B) limits or purports to limit the ability of MVT Corp. or any of its Subsidiaries to incur indebtedness or pay dividends, (C) is a loan agreement, credit agreement, note, bond, mortgage, indenture or other agreement or instrument pursuant to which any indebtedness of MVT Corp. or any of its Subsidiaries in an aggregate principal amount in excess of $10 million is outstanding or may be incurred, (D) is a limited liability company agreement, partnership agreement, joint venture agreement or other similar agreement relating to any partnership or joint venture that is material to the MVT Business other than any such limited liability company agreement, partnership agreement, joint venture agreement or other similar agreement with respect to a wholly-owned Subsidiary of MVT Corp., (E) limits in any material respect the right of MVT Corp. or its Subsidiaries to engage or compete in any line of business that is material to MVT Corp. and its Subsidiaries as a whole, (F) contains “most favored nation” pricing provisions, that would reasonably be expected to be material to MVT Corp. or its Subsidiaries, (G) grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any person, in each case in any respect material to the business of MVT Corp. and its Subsidiaries, taken as a whole, (H) provides for the acquisition or disposition (pending as of the date hereof), directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration under such Contract in excess of $50 million, (I) is an acquisition or disposition Contract pursuant to which MVT Corp. or its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case, that could reasonably be expected to result in payments by MVT Corp. in excess of $10 million, (J) is a Contract to provide services to any of MVT Corp.’s twenty largest customers, measured by net revenues during the fiscal year ended December 31, 2006 (the “Customer Contracts”), (K) calls for or could reasonably be expected to require aggregate payments by MVT Corp. or its Subsidiaries in excess of $30 million over the remaining term of such Contract, or in excess of $10 million in any twelve month period, or (L) is a Contract between or among any member or members of the MVT Group, on the one and, and any member or members of the MI Group, on the other hand, that is material to the business of the MVT Group as a whole. Each Contract of the type described in this Section 4.3(k)(i), whether or not listed in Section 4.3(k) of the MVT Disclosure Schedule, is referred to herein as a “MVT Material Contract.”

(ii) Each MVT Material Contract is valid and in full force and effect (except those which are cancelled, rescinded or terminated after the date hereof in accordance with their terms), except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on MVT Corp. To the Knowledge of MVT Corp., no Person is challenging the validity or enforceability of any MVT Material Contract, except such challenges which would not, individually or in the aggregate, have a Material Adverse Effect on MVT Corp. Neither MVT Corp. nor any of its Subsidiaries has Knowledge of, or has received written notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any MVT Material Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVT Corp. As of the date hereof, neither MVT Corp. nor any of its Subsidiaries has Knowledge of, or has received written notice of, any customer’s intention not to renew any Customer Contract. True and complete copies of all MVT Material Contracts have been delivered or made available to Investor, which copies, in the case of Customer Contracts, may have been redacted to exclude confidential or competitively sensitive information.

(l) Employee Benefits.

(i) Section 4.3(l)(i) of the MVT Disclosure Schedule contains a true and complete list of each MVT Plan. As of the date hereof, with respect to each MVT Plan, MVT has made available or delivered to Investor a true, correct and complete copy of such plan and the current summary plan description and any material modifications thereto, if any, and, if such plan will be maintained by the MVT Group following the Closing: (A) all related trust agreements, and insurance contracts and other funding vehicles; (B) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules and exhibits, if any; (C) the two most recent annual financial reports, if any; (D) the two most recent actuarial reports, if any; and (E) the most recent determination letter from the IRS, if any. With respect to each MVT Plan, MVT Corp. and its ERISA Affiliates and other Subsidiaries have complied in all material respects with, and are now in compliance in all material respects with, to the extent applicable, all provisions of ERISA, the Code and all other Applicable Laws and regulations. Each MVT Plan has been operated and administered, in all material respects, in accordance with its terms. Except as set forth in Section 4.3(l)(i) of the MVT Disclosure Schedule, no MVT Plan is (or was, during the past six years) subject to Title IV or Section 302 of ERISA. No material liability under Title IV or Section 302 of ERISA has been incurred by MVT Corp. or any of its ERISA Affiliates or other member of the MVT Group that has not been satisfied in full, and no condition exists that presents a material risk to MVT Corp. or any of its ERISA Affiliates or other member of the MVT Group of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation. All premiums due the Pension Benefit Guaranty Corporation have been fully paid on a timely basis. No MVT Plan provides for post-employment welfare benefits, except as required under Applicable Laws or specified in Section 4.3(l)(i) of the MVT Disclosure Schedule. MI Corp. and its Affiliates have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage, and with respect to any plan or arrangement that does not provide such benefits, there has not been, to the Knowledge of MVT Corp., any communication by MI Corp. or its Subsidiaries to MVT Employees which could reasonably be interpreted to promise or guarantee retiree health or life insurance or other retiree death benefits on a permanent basis. All MVT Plans subject to the Applicable Laws of any jurisdiction outside of the United States (1) have been maintained in all material respects in accordance with all applicable requirements, (2) if they are intended to qualify for special Tax treatment meet all requirements for such treatment in all material respects, and (3) if they are intended to be funded and/or book-reserved are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(ii) As of the date hereof, each MVT Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, and the trust maintained pursuant thereto, has been determined to be so qualified and exempt from federal income Taxation under Section 501 of the Code by the IRS, and to the Knowledge of MVT Corp. and MI Corp., nothing has occurred with respect to the operation of any such MVT Plan that would reasonably be expected to cause the loss of such qualification of exemption from Tax.

(iii) As of the date hereof, no member of the MVT Group has any material liability under or obligation to any Multiemployer Plan and no MVT Plan is a Multiemployer Plan. The MVT Plans provide benefits only to current and former employees of the MVT Group.

(iv) Except as contemplated by the Employee Matters Agreement or this Agreement, the consummation of the Transactions (either by themselves or in combination with another event) do not

(A) entitle any current or former employee, director or officer of MVT Corp. or any of its Subsidiaries to any severance pay, unemployment compensation or any other payment or (B) accelerate the time of payment or vesting of benefits, or materially increase the amount of compensation, due any such current or former employee, director or officer of MVT Corp. or any of its Subsidiaries.

(v) MI Corp., MVT Corp. and their Subsidiaries and their ERISA Affiliates have paid all amounts that they are required to pay as contributions to the MVT Plans as of the last day of the most recent fiscal year of each of the MVT Plans; all benefits accrued under any funded or unfunded MVT Plan have been paid, accrued or otherwise adequately reserved for in accordance with GAAP as of December 31, 2006; and all monies withheld from employee paychecks with respect to MVT Plans have been or will be transferred to the appropriate MVT Plan in a timely manner as required by Applicable Law.

(m) Labor Relations. On the date hereof, neither MI Corp. or any of its Subsidiaries (in each case, with respect to any Persons employed by or otherwise performing services primarily for MVT Corp. or any of its Subsidiaries (the “MVT Business Personnel”)), MVT Corp. nor any of its Subsidiaries is a party to any material collective bargaining Contract, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council. As of the date hereof, (i) no labor organization or group of MVT Business Personnel has made a material pending demand for recognition or certification, (ii) there are no material representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of MVT Corp., threatened to be brought or filed, with the National Labor Relations Board or any other domestic or foreign labor relations tribunal or authority, and (iii) to the Knowledge of MVT Corp., there are no labor union organizing activities with respect to any MVT Business Personnel. Neither MI Corp., MVT Corp. nor any of their Subsidiaries has engaged in any material unfair labor practice with respect to any MVT Business Personnel, and there is no material unfair labor practice complaint or grievance against MI Corp., MVT Corp. or any of their Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to MVT Business Personnel. Between January 1, 2005 and the date hereof, there have been no actual, or to the Knowledge of MVT Corp., material threatened, strikes, work stoppages, slowdowns, lockouts, arbitrations, grievances or other labor disputes involving MVT Business Personnel.

(n) Insurance. As of the date hereof, MI Corp. maintains with respect to MVT Corp. insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of MVT Corp. (taking into account the cost and availability of such insurance). Section 4.3(n) of the MVT Disclosure Schedule sets forth, as of the date hereof, a complete and correct list of all material insurance policies owned or held by MI Corp. or its Subsidiaries with respect to MVT Corp. or its Subsidiaries. As of the date hereof, with respect to each such insurance policy, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVT Corp., (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither MI Corp., MVT Corp. nor any Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to MI Corp.’s Knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (iii) to the Knowledge of MI Corp., no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (iv) to the Knowledge of MI Corp., no notice of cancellation or termination has been received other than in connection with ordinary renewals.

(o) Liens. No Liens exist on any assets of any member of the MVT Group, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVT Corp.

(p) Real Property.

(i) Section 4.3(p) of the MVT Disclosure Schedule contains as of the date hereof a list of all real property relating to the MVT Business that is (A) owned by MVT Corp. or its Subsidiaries or

(B) leased or subleased by MVT Corp. or its Subsidiaries, as lessee or sublessee, except for such leases or subleases that provide for payments of less than $50,000 in the aggregate in any given year (the “MVT Leases”).

(ii) Each MVT Lease is valid and in full force and effect (except those which are cancelled, rescinded or terminated after the date hereof in accordance with their terms), except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on MVT Corp. Neither MVT Corp. nor any of its Subsidiaries has Knowledge of, or has received written notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any MVT Lease, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVT Corp. True and complete copies of all MVT Leases have been delivered or made available to Investor.

Section 4.4 Representations and Warranties of MI Corp. and MVT Holding. Each of MVT Holding and MI Corp. represent and warrant to Investor as follows:

(a) Organization. MVT Holding is a corporation duly organized, validly existing and in active status under the laws of Wisconsin. Prior to the MI Merger, MVT Holding will not have conducted any operations and will have no assets or liabilities other than the capital stock of New MI Corp. and Merger Sub, those incident to MVT Holding’s formation and the holding of the capital stock of New MI Corp. and those pursuant to this Agreement and the Transactions.

(b) Capital Structure.

(i) On the date hereof, the authorized capital stock of MVT Holding consists of 1,000 shares of MVT Holding Common Stock, all of which are, as of the date hereof, and at all times prior to the MI Effective Time will be, owned of record and beneficially by MI Corp. free and clear of any Liens. As of the date hereof there are no and as of the MI Effective Time (except as permitted pursuant to this Agreement or pursuant to the Transaction Agreements) there will be no other shares of capital stock or other equity securities of MVT Holding that are outstanding. Immediately following the MI Effective Time, there will be outstanding a number of shares of MVT Holding Common Stock equal to the number of shares of MI Common Stock outstanding as of immediately prior to the MI Effective Time. All issued and outstanding shares of MVT Holding Common Stock are duly authorized, validly issued, fully paid and nonassessable, and the shares of MVT Holding Common Stock are not entitled to preemptive rights. There are no outstanding options, warrants, Contracts or other rights to acquire capital stock of MVT Holding.

(ii) No bonds, debentures, notes or other indebtedness of MVT Holding having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of MVT Holding may vote (“MVT Holding Voting Debt”) are issued or outstanding.

(iii) Except as contemplated by this Agreement and the Transaction Agreements, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which MVT Holding or any of its Subsidiaries is a party or by which any of them is bound obligating MVT Holding or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of MVT Holding or any of its Subsidiaries, MVT Holding Voting Debt, MVT Holding Common Stock or other voting securities of MVT Holding or any of its Subsidiaries or obligating MVT Holding or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as contemplated by this Agreement and the Transaction Agreement there are no outstanding obligations of MVT Holding or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of MVT Holding or any of its Subsidiaries.

(iv) Other than the Contracts contemplated to effect the Transactions, there are no shareholder agreements, voting trusts or other Contracts to which MVT Holding is a party or by which it is bound relating to the voting or transfer of any shares of capital stock of MVT Holding.

(c) Authority; No Conflicts.

(i) MVT Holding has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements with respect to which MVT Holding is contemplated thereby to be a party and to consummate the Transactions, subject to the Additional Required Approvals. The execution and delivery of this Agreement and the Transaction Agreements with respect to which MVT Holding is contemplated thereby to be a party by MVT Holding and the consummation by MVT Holding of the Transactions have been duly authorized by all necessary corporate action on the part of MVT Holding, subject to the Additional Required Approvals. This Agreement has been, and the Transaction Agreements with respect to which MVT Holding is contemplated thereby to be a party will be, duly executed and delivered by MVT Holding and, assuming the due authorization and valid execution and delivery of this Agreement or the applicable Transaction Agreement with respect to which MVT Holding is contemplated thereby to be a party by the other parties hereto and thereto (other than MI Corp., Merger Sub and MVT Corp.), as applicable, constitutes or will constitute a valid and binding agreement of MVT Holding, enforceable against MVT Holding in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). After the MI Effective Time, no approval of holders of MVT Holding capital stock will be required to effect the Transactions.

(ii) The execution and delivery of this Agreement by MVT Holding does not, the execution and delivery by MVT Holding of the Transaction Agreements with respect to which MVT Holding is contemplated thereby to be a party will not, and the consummation of the Transactions will not result in a Violation under: (A) any provision of the organizational documents of MVT Holding or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp., subject to obtaining or making MVT Holding Necessary Consents, any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to MVT Holding.

(iii) No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required to be obtained or made by or with respect to MVT Holding in connection with the execution and delivery of this Agreement and the Transaction Agreements with respect to which MVT Holding is contemplated thereby to be a party by MVT Holding or the consummation by MVT Holding of the Transactions, except for those required under or in relation to (A) the HSR Act, (B) state securities or “blue sky” laws or regulations, (C) the Securities Act, (D) the Exchange Act, (E) filings under the WBCL and the WLLCL to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement, (F) the rules and regulations of the NYSE and, if different, such national securities exchange designated by MVT Holding and Investor pursuant to Section 6.15, (G) applicable state or federal banking laws or regulations, (H) applicable state or federal laws or regulations, and the rules and regulations of the NASD or any other applicable regulatory authority (including the NASD), regulating broker dealers, investment advisors and insurance companies, (I) obtaining the MI Transaction Approval and the Additional Required Approvals, (J) antitrust or other competition laws of other jurisdictions, and (K) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVT Corp. Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (J) are referred to as the “MVT Holding Necessary Consents.”

(d) Information Supplied.

(i) None of the information supplied or to be supplied by MVT Holding specifically for inclusion or incorporation by reference in (A) the Form S-4 will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (B) the Proxy Statement will, on the date it is first mailed to MI Corp. shareholders or at the time of the MI Shareholders Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (C) the Form 10 will, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 4.4(d), no representation or warranty is made by MVT Holding with respect to statements made or incorporated by reference in the Form S-4, the Form 10 or the Proxy Statement based on information supplied by or on behalf of MI Corp. or MVT Corp. for inclusion or incorporation by reference therein.

(e) Litigation. There is no Action pending or, to the Knowledge of MVT Holding, threatened against MVT Holding which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MVT Corp., nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against MVT Holding which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MVT Corp.

(f) Status of MVT Holding Shares. Assuming the MI Transaction Approval has been obtained, the Shares and the shares of MVT Holding Common Stock being issued at the Closing will have been duly authorized by all necessary corporate action on the part of MI Corp. and MVT Holding, and such Shares and the shares of MVT Holding Common Stock will have been validly issued and, assuming payment therefor has been made, will be fully paid and nonassessable, and the issuance of such Shares and the shares of MVT Holding Common Stock will not be subject to preemptive rights.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Covenants of MI Corp. and MVT Corp. During the period from the date of this Agreement and continuing until the Closing Date, MVT Holding, MI Corp. and MVT Corp. each agrees that except as required or otherwise expressly contemplated or expressly permitted by this Agreement, the Transaction Agreements or Section 5.1 of the MI Disclosure Schedule or the MVT Disclosure Schedule or to the extent that Investor shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned (other than with respect to Sections 5.1(b), (c), (d), (j) and (l) in which case such consent may be withheld, delayed or conditioned in Investor’s sole discretion):

(a) Ordinary Course. The members of the MI Group (solely with respect to the MVT Business) and the members of the MVT Group shall carry on their respective businesses in the ordinary course, in substantially the same manner as heretofore conducted (and the members of the MI Group shall allow the MVT Group to carry on the MVT Business with a level of autonomy that is consistent with the MI Group’s past practice with respect to the MVT Business, subject to Applicable Laws), and shall use their reasonable best efforts to preserve intact their present business organizations, maintain their material rights, licenses and permits, keep available the services of their current officers and other key employees and preserve their relationships with customers, franchises and others having business dealings with them to the end that their ongoing businesses and goodwill shall not be materially impaired at the Closing Date.

(b) Dividends; Changes in Share Capital. MVT Holding, MI Corp. and MVT Corp. shall not, and MI Corp. and MVT Corp. shall not permit any Subsidiary of MVT Holding or MVT Corp. to, nor shall MVT Holding, MVT Corp. or any Subsidiary of MVT Holding or MVT Corp. propose to, declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property or any combination thereof) in respect of any capital stock of MVT Holding, MVT Corp. or any Subsidiaries of MVT Holding or MVT Corp., except (i) for the MVT Distribution, the MVT Dividend, the Share Distribution and the MI Contribution, and (ii) for the declaration and payment of cash dividends or distributions by any wholly-owned Subsidiary of MVT Holding or MVT Corp. to MVT Holding or MVT Corp., as applicable, except for quarterly cash dividends from the MVT Group to the MI Group in an amount not to exceed $1,000,000 per quarter. Each of MVT Holding and MVT Corp. shall not, (A) split, combine or reclassify any of its capital stock, except for any such transaction by a wholly-owned Subsidiary of MVT Corp. or of MVT Holding which remains a wholly-owned Subsidiary after consummation of such transaction or (B) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable or exchangeable for, or any rights, warrants, calls or options to acquire, any shares of its capital stock.

(c) Issuance of Securities. MVT Holding and MVT Corp. shall not, and MVT Holding and MVT Corp. shall not permit any of their respective Subsidiaries to, issue, deliver, sell, pledge, dispose of or otherwise encumber, or authorize or propose the issuance, delivery, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock of any class, (y) any MVT Voting Debt or MVT Holding Voting Debt or (z) any securities convertible into or exercisable or exchangeable for, or any rights, warrants, calls or options to acquire, any such shares or MVT Voting Debt or MVT Holding Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than issuances, redemptions, deliveries and sales by a wholly owned Subsidiary of MVT Holding or MVT Corp. of capital stock of such Subsidiary to such Subsidiary’s parent or another wholly owned Subsidiary of MVT Holding or MVT Corp.

(d) Governing Documents. Except to the extent specifically required to comply with its obligations hereunder or under the Transaction Agreements, MVT Holding and MVT Corp. shall not amend or propose to amend its articles of incorporation, by-laws or other governing documents. Except to the extent specifically required to comply with its obligations hereunder and under the Transactions Agreements, MI Corp. will not amend or propose to amend the articles of incorporation or by-laws of MI Corp. in any manner that would prevent or materially delay the consummation of the Transactions.

(e) No Acquisitions. Each of MI Corp. (solely with respect to the MVT Business), MVT Holding and MVT Corp. shall not, and shall not permit any Subsidiary of MVT Corp. or MVT Holding to, in a single transaction or series of related transactions, acquire or agree to acquire by merger or consolidation, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case if such acquisition would prevent or materially delay obtaining any consents, approvals or expirations of waiting periods from any Governmental Entity required for the consummation of the Transactions contemplated by this Agreement or the Transaction Agreements or otherwise would materially impede, frustrate or delay the consummation of the Transactions.

(f) No Dispositions. MVT Holding and MVT Corp. shall not, and shall not permit any of their Subsidiaries to, in a single transaction or a series of related transactions, sell (including sale-leaseback), lease, license or otherwise encumber or subject to any Lien or otherwise dispose of to any Person that is not a Subsidiary of MVT Corp., or agree to sell (or engage in a sale-leaseback), lease, license or otherwise encumber or subject to any Lien or otherwise dispose of to any Person that is not a Subsidiary of MVT Corp., any assets of MVT Corp. or any Subsidiary of MVT Holding or MVT Corp. (including capital stock of MVT Corp. and any MVT Subsidiary), other than (i) in the ordinary course consistent with past practice or (ii) sales (including sale-leasebacks), leases, licenses, encumbrances, Liens or other dispositions of assets with a fair market value of no more than $3,000,000 in the aggregate.

(g) Capital Expenditures. Other than in connection with acquisitions permitted by Section 5.1(e), MVT Holding and MVT Corp. shall not, and shall not permit any of their respective Subsidiaries to, commit to any capital expenditures that would reasonably be expected to be incurred after the Closing Date or incur any obligations or liabilities in connection with any capital expenditures that would reasonably be expected to be incurred after the Closing Date, in each case other than (i) any capital expenditure involving commitments of less than $1,000,000 in the aggregate or (ii) any capital expenditure set forth in the capital expenditure plan in effect on the date hereof and attached hereto in Section 5.1 of the MVT Disclosure Schedule.

(h) Settlement of Litigation. MVT Holding, MVT Corp. and MI Corp. shall not, and MVT Corp. shall not permit any other member of the MVT Group to, settle any litigation, investigation, arbitration, proceeding or other claim if (i) MVT Corp., MVT Holding or any of their Subsidiaries would be required to pay following the Closing Date in excess of $4,000,000 for any such settlement or $15 million in the aggregate for all such settlements or (ii) if such settlement would obligate MVT Holding, MVT Corp. or any other member of the MVT Group to take any action or restrict MVT Holding, MVT Corp. or any other member of the MVT Group from taking any action at or after the Closing Date that would be material to MVT Corp. and its Subsidiaries taken as a whole.

(i) Compensation. MVT Corp. and its Subsidiaries, and MI Corp. and its Subsidiaries with respect to any MVT Employee, shall not (i) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation, except (x) as required by Applicable Laws, or (y) in accordance with the existing terms of such awards or Contracts in existence on the date hereof, (ii) increase, or commit to increase, the amount of compensation or employee benefits of any current or former MVT Employee except for increases in compensation or employee benefits for individual MVT Employees (as opposed to increases applicable to MVT Employees generally) other than members of the Executive Committee of MVT in the ordinary course of business consistent with past practice, (iii) enter into any new, or amend any existing Contract with any MVT Employee or consultant of MVT Corp. or any other member of the MVT Group, regarding his or her employment, compensation or benefits (other than any such actions taken in the ordinary course of business consistent with past practice with respect to employees who are not members of the Executive Committee of MVT); provided, however, that nothing in this clause (iii) shall limit or prevent MVT Corp. from hiring or extending an offer to employment to any person to serve as the Chief Financial Officer of MVT Corp. or entering into any Contract in connection therewith regarding his or her employment, compensation or benefits; provided, further, that MVT Corp. shall consult with Investor prior to hiring such person and in entering into such Contract, or (iv) transfer any employees primarily providing services to the MVT Business to a member of the MI Group or transfer any employees primarily providing services to businesses of MI Corp. and its Affiliates other than the MVT Business to a member of the MVT Group.

(j) Tax Matters. Except as required by Applicable Laws or as contemplated by this Agreement or the Tax Allocation Agreement, neither MVT Corp. nor any of its Subsidiaries shall (i) make, amend or change any material Tax election, (ii) make a request for a material Tax ruling (other than the Private Letter Ruling) or enter into a material closing agreement, (iii) settle or compromise any material Tax liability or material Tax claims, (iv) file any material amendments to any previously filed material Tax Returns or (v) surrender any right to claim any material amount of refund of any Taxes.

(k) Accounting Methods. Except as disclosed in the MI Corp. Filed SEC Reports or the MVT Financial Statements, as required by a Governmental Entity or as required by changes in GAAP as concurred by MVT Corp.’s independent public accountants, MVT Corp. shall not make any material change to its methods of accounting in effect at December 31, 2006 (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable).

(l) Related Party Agreements Indebtedness. Except in connection with the Transactions contemplated hereby, MVT Holding, MI Corp. and MVT Corp. shall not, and MI Corp. and MVT Corp. shall cause their respective Subsidiaries not to, enter into, waive any material rights under or amend in any material respect any material Contract between any member of the MVT Group, on the one hand, and any member of the MI Group, on the other hand, that, (x) pursuant to the Separation Agreement, will survive the Distribution Time; or (y) provides for indebtedness for borrowed money (including any amendment or waiver with respect to the MVT Notes); provided, however, that MVT Corp. and MI Corp. may amend the Continuing Business Agreements in the ordinary course of business. MVT Holding, MI Corp. and MVT Corp. shall not and shall cause their respective Subsidiaries to not (i) transfer any material assets that relate primarily to the MVT Business from any member of the MVT Group to any member of the MI Group or (ii) transfer any material liabilities (other than those liabilities that relate primarily to the MVT Business) from any member of the MI Group to any member of the MVT Group. MVT Holding and MVT Corp. shall not, and shall not permit any of their respective Subsidiaries to, incur any indebtedness for borrowed money, other than (A) trade payables incurred in the ordinary course of business, (B) draws on MVT Corp.’s revolving line of credit for settlement-type transactions, and (C) the Debt Financing.

(m) No Related Actions. MVT Holding and MI Corp. (as to MVT Corp. and the MVT Subsidiaries and/or the MVT Business) will not, and MVT Corp. will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the actions specified in Sections 5.1(b) through 5.1(l).

Section 5.2 Control of Other Party’s Business. Nothing contained in this Agreement shall give MI Corp. or MVT Corp., directly or indirectly, the right to control or direct Investor’s business prior to the Closing. Nothing contained in this Agreement shall give Investor, directly or indirectly, the right to control or direct the operations of the MVT Business prior to the Closing.

Section 5.3 Transfer of Investor Interests. Between the date hereof and the Closing Date, Investor shall ensure that it remains wholly-owned by the Equity Fund, except that nothing herein shall prevent (i) interests in Investor from being assigned to or issued to any Successor Fund or (ii) a de minimis portion of the interests in Investor (no more than 1%) from being assigned to any Person or Persons; provided, that, such transfer would not be reasonably likely to prevent or impair or delay the consummation of the Transactions; provided, further, no such assignment shall relieve the Equity Fund of any of its obligations under the Limited Guarantee or the Equity Commitment Letter.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of Form S-4, Proxy Statement and Form 10; Shareholders Meeting.

(a) As promptly as practicable following the date hereof, MI Corp. shall or shall cause MVT Holding to prepare a proxy statement to be mailed to MI Corp.’s shareholders in connection with the MI Shareholders Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”) and a registration statement on Form S-4 with respect to the shares of MVT Holding Common Stock to be issued in the MI Merger (the “Form S-4” and the prospectus of MVT Holding included in the Form S-4 the “MVT Holding Prospectus”), in each case in consultation with Investor, and shall or shall cause MVT Holding to file the Form S-4 and the Proxy Statement with the SEC. The Form S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as applicable, and the rules and regulations of the SEC thereunder. MI Corp. shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after filing with the SEC and to have the Form S-4 declared effective by the SEC as promptly as practicable after filing with the SEC. MI Corp. shall use its reasonable best efforts to cause the Proxy Statement and the MVT Holding Prospectus to be mailed to MI Corp.’s shareholders as promptly as practicable after the Proxy Statement is cleared by the SEC and the Form S-4 is declared effective by the SEC. MI Corp. shall, as promptly as practicable after receipt thereof, provide to Investor copies of, consult with Investor and prepare written responses with respect to, any written comments received from the SEC with respect to the Form S-4 and the Proxy Statement and advise Investor of any oral comments with respect to the Form S-4 and the Proxy Statement received from the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement to the Form S-4 or the Proxy Statement shall be made, and no correspondence filed with the SEC with respect thereto, without the approval of Investor, which approval shall not be unreasonably withheld, conditioned or delayed. MI Corp. will advise Investor, promptly after it receives notice thereof, of the time when the Proxy Statement has been cleared and the Form S-4 has been declared effective by the SEC, the issuance of any stop order with respect to the Proxy Statement or MVT Holding Prospectus or any request by the SEC for amendment of the Form S-4 or the Proxy Statement. If at any time prior to the Closing Date any information relating to Investor, MI Corp. or MVT Corp., or any of their respective Affiliates, officers or directors, should be discovered by Investor, MI Corp. or MVT Corp. which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by Applicable Laws, an appropriate amendment or supplement describing such information shall be promptly filed by MI Corp. with the SEC and disseminated to the shareholders of MI Corp. Investor shall cooperate with MI Corp. in the preparation of the Proxy Statement, the Form 10 and the Form S-4 or any amendment or supplement thereto. MI Corp. shall prepare and shall cause New MI Corp. to file with the SEC as promptly as practicable after the date hereof the Form 10 and MI Corp. shall use its reasonable best efforts to cause the Form 10 to be declared effective and mailed to its shareholders as promptly as practicable.

(b) MI Corp. shall duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable after the date of this Agreement (including any adjournment or postponements thereof, the “MI Shareholders Meeting”) for the purpose of obtaining the MI Transaction Approval by a majority of the outstanding shares of MI Common Stock (the “MI Vote”). Unless the Board of Directors of MI Corp. shall have made a Change in the MI Recommendation pursuant to Section 6.5, MI Corp. shall use reasonable best efforts to solicit the MI Transaction Approval by the MI Vote and the Board of Directors of MI Corp. shall declare that this Agreement and the Transactions (including the Share Issuance and the MI Merger) are advisable and in the best interests of MI Corp. and its shareholders and recommend to the shareholders of MI Corp. approval of this Agreement and the Transactions (including the Share Issuance and the MI Merger) by the shareholders of MI Corp. (the “MI Recommendation”). Notwithstanding anything herein to the contrary, if a Change in the MI Recommendation is made and within fifteen Business Days after Investor receives any written notice from MI Corp. of such Change in the MI Recommendation pursuant to Section 6.5(d)(ii) or (iii), Investor delivers a written notice (a “Force the MI Vote Notice”) to MI Corp. that Investor desires that this Agreement and the Transactions (including the Share Issuance and the MI Merger) be submitted to the shareholders of MI, then this Agreement and the Transactions (including the Share Issuance and the MI Merger) shall be submitted to the shareholders of MI at the MI Shareholders Meeting for the purpose of obtaining the MI Transaction Approval and nothing contained herein shall be deemed to relieve MI of such obligation, unless this Agreement has previously been terminated pursuant to Sections 8.1(e) or 8.1(h).

(c) Subject to the terms and conditions of this Agreement, MI Corp., MVT Holding and MVT Corp. shall take or cause to be taken all actions necessary to obtain the Additional Required Approvals.

Section 6.2 Governance Matters.

(a) MVT Holding and MI Corp. shall take all actions necessary to cause the Board of Directors of MVT Holding, effective at the Share Distribution Time and thereafter until changed in accordance with the organizational documents of MVT Holding, Applicable Laws and the Shareholders Agreement, to consist of eleven directors, consisting of (subject to Section 6.4(c)) (i) three directors designated by Investor, (ii) two directors who shall be officers of MVT Corp., one of whom shall be the President and Chief Executive Officer and one of whom shall be the Senior Vice President and Chief Operating Officer, (iii) one director who shall be designated by MI Corp. and shall initially be Dennis J. Kuester and (iv) five additional directors selected by MI Corp. after consulting with the President and Chief Executive Officer of MVT Corp. and with the consent of Investor (which shall not be unreasonably withheld or delayed), each of whom shall qualify as Independent Directors and one of whom shall be a director of MI Corp.; provided, however, that if any of the individuals described in clauses (i) through (iv) are unable to begin serving as a director of MVT Holding at the Share Distribution Time, the MVT Holding Board of Directors shall not include such individual until he or she is able to serve as a director; provided, that he or she shall have agreed to begin to serve within a reasonable period of time thereafter; then such directors shall be Independent Directors selected pursuant to the foregoing clause (iv) in a manner which addresses the reason that the designee was originally prevented from being designated; provided, further, that if Investor or MI Corp. is prevented by Applicable Law or regulatory process from designating any of its designees pursuant to the foregoing clause (i), (iii) or (iv) (in the case of an MI Corp. director), as applicable, or if such designation would result in MVT Holding being an affiliate of MI Corp. for purposes of Sections 23A or 23B of the Federal Reserve Act, then such directors shall be Independent Directors designated pursuant to the foregoing clause (iv) in a manner which addresses the reason that the designee was originally prevented from being designated for prevention or prohibition. The term “Independent Director” means an individual who, as a member of the Board of Directors of MVT Holding following the Closing Date, would be independent of MVT Holding under the applicable rules of the NYSE or such other national securities exchange designated by MVT Holding and Investor pursuant to Section 6.15. The MVT Holding Board of Directors will have committees as contemplated by the Shareholders Agreement. The Chairman of the Board of MVT Holding shall be Dennis J. Kuester for a period of one year from the date hereof. If Dennis J. Kuester is unable to serve during such one-year period, and after such one-year period Frank Martire, shall, subject to the approval of the Board of Directors of MVT Holding, succeed Dennis J. Kuester as Chairman of the Board of MVT Holding. Until the Board of Directors of MVT Holding shall determine otherwise, the regular meetings of the Board of Directors shall be on the third Thursday of each February, April, June, August, October and December.

(b) The President and Chief Executive of MVT Corp. immediately prior to the Closing Date shall be the President and Chief Executive Officer of MVT Holding at the Share Distribution Time and thereafter until duly changed in accordance with the organizational documents of MVT Holding and Applicable Law.

Section 6.3 Access to Information. Upon reasonable notice, each of MI Corp. and MVT Corp. shall (and shall cause its Subsidiaries to), during the period prior to the earlier of the Closing Date or the date this Agreement is terminated, afford to Investor and to its respective officers, employees, accountants, counsel, financial advisors and other authorized representatives, reasonable access during normal business hours, to all the books, records, Contracts, properties, plants and personnel of the MVT Business and, during such period, MI Corp. or MVT Corp. shall (and shall cause its Subsidiaries to) furnish promptly to Investor (a) notice of each material report, schedule, registration statement and other document filed, published, announced or received by MVT Corp. during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than documents which MI Corp. or MVT Corp. is not permitted to disclose under Applicable Laws) and (b) all information concerning MVT Corp. and its business, properties and personnel as Investor may reasonably request; provided, however, that MI Corp. or MVT Corp. may restrict the foregoing access to the extent that (i) any Applicable Laws or Contracts requires MI Corp., MVT Corp. or their Subsidiaries to restrict or prohibit access to any such properties or information, (ii) disclosure of such information would violate confidentiality obligations to a third Person, (iii) disclosure of such information would be reasonably likely to result in significant competitive harm to MI Corp. or MVT Corp. if the Transactions were not consummated or (iv) in the case of MVT Corp. and its Subsidiaries the information is not related to the MVT Business. Investor will hold any such information obtained pursuant to this Section 6.3 in confidence in accordance with, and will otherwise be subject to, the provisions of the Confidentiality Agreement dated January 29, 2007 between MI Corp. and Warburg Pincus LLC (as it may be amended or supplemented, the “Confidentiality Agreement”). The Confidentiality Agreement shall survive any termination of this Agreement. Any investigation by Investor shall not affect the representations and warranties contained herein or the conditions to the respective obligations of the parties to consummate the Transactions.

Section 6.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under this Agreement and Applicable Laws to consummate the Transactions as soon as reasonably practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, waivers and Tax ruling requests and to obtain as promptly as practicable all Investor Necessary Consents, MI Necessary Consents, MVT Necessary Consents and MVT Holding Necessary Consents and all other consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions (collectively, the “Required Approvals”) and (ii) taking all reasonable steps as may be necessary to obtain all Required Approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable after the date hereof, and (B) all other necessary filings with other Governmental Entities relating to the Transactions as promptly as reasonably practicable, and, in each case, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to such Applicable Laws or by such authorities and to use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of the Required Approvals under such other Applicable Laws or from such authorities as soon as reasonably practicable.

(b) Investor, on the one hand, and MI Corp., MVT Corp. and MVT Holding, on the other hand, shall, in connection with the efforts referenced in Section 6.4(a) to obtain all Required Approvals, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (“FTC”), the Board of Governors of the Federal Reserve System (the “FRB”), or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC, the FRB or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent appropriate or permitted by the DOJ, the FTC, the FRB or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 6.4(a) and Section 6.4(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) to prohibit or make illegal the Transactions, or if executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Entity which would make any of the Transactions illegal or would otherwise prohibit or materially impair or delay the consummation of any of the Transactions, each of MI Corp., MVT Corp., MVT Holding and Investor shall cooperate in all respects with each other and use its respective reasonable best efforts, to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of any of the Transactions and to have such executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the Transactions. Without limiting the generality of the foregoing, each of Investor, MI Corp., MVT Corp., and MVT Holding will agree to any restrictions or modifications, or take any action or enter into any settlement or other agreement or binding arrangement to sell, hold, separate or otherwise dispose of any assets, including the capital stock of any Subsidiary, suggested or requested by any

Governmental Entity in order to facilitate the receipt of any Required Approval (including modifications to the Shareholders Agreement, the Administrative Services Agreement, or the Continuing Business Agreements), so long as such restrictions, modifications, sales, disposals or other actions would not, individually or in the aggregate, (i) reasonably be expected to have a Material Adverse Effect on MVT Corp. or MVT Holding, (ii) reasonably be expected to have a material adverse effect on MI Corp., (iii) materially detract from the expected financial benefits from the Transaction to the MI Group or (iv) in the case of Investor, result in (A) an increase in the Purchase Price or a decrease in the percentage of fully diluted shares of MVT Holding Common Stock represented by the Investor Share Number or (B) Investor or any Affiliate of Investor (other than members of the MVT Group) becoming subject to bank regulation or supervision (including being required to register as a bank holding company), other than any bank regulation that Investor or such Affiliates are, or become subject to, for reasons unrelated to the Transactions; it being understood that no modification to the provisions of Section 6.2 hereof or Sections 1.1 or 1.2 of the Shareholders Agreement shall be considered to have any of the effects referred to in the foregoing clauses (i) through (iv).

(d) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.4 shall (i) limit a party’s right to terminate this Agreement pursuant to Section 8.1(b) or Section 8.1(c) so long as such party has complied with its obligations under this Section 6.4, (ii) limit MI Corp.’s right to make a Change in the MI Recommendation in accordance with Section 6.5, or (iii) limit MI Corp.’s ability to enter into any MI Acquisition Agreement so long as MI Corp. has previously terminated this Agreement pursuant to Section 8.1(h) and paid Investor the Termination Fee in accordance with the terms of Section 8.2(c).

(e) Except as set forth in Section 6.4(c) after giving effect to the limitations set forth therein, nothing in this Section 6.4 shall require any of Investor, MI Corp. or MVT Corp., MVT Holding or any of their respective Subsidiaries to take any action or enter into any settlement or other agreement or binding arrangement that requires such Person to sell, hold separate or otherwise dispose of any businesses, product lines or assets of MI Corp., MVT Corp., MVT Holding Investor or any of their Subsidiaries including the capital stock of any such Subsidiary. This Section 6.4 shall not be deemed to address the obligations of the parties with respect to the Private Letter Ruling, which are addressed in Section 6.10, the Debt Financing, which are addressed in Section 6.13 or, with respect to the obligations of MI Corp. and its Subsidiaries, the Surplus and Solvency Opinions, which are addressed in Section 6.17.

Section 6.5 MI Acquisition Proposal; Change in Recommendation.

(a) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article VIII, MI Corp. agrees that neither it, any of its Subsidiaries nor any of the executive officers or directors of MI Corp. or of MVT Corp. shall, and MI Corp. shall not authorize any of its or its Subsidiaries respective officers, directors, employees, agents or representatives to (and shall instruct J.P. Morgan Securities Inc., in its capacity as MI Corp.’s investment banker, not to), directly or indirectly, (A) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) the making of any inquiry, offer or proposal which constitutes or that would reasonably be expected to lead to, any MI Acquisition Proposal or MVT Acquisition Proposal, (B) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement, or other agreement providing for any MI Acquisition Proposal (each, an “MI Acquisition Agreement”) or any MVT Acquisition Proposal or (C) participate in any discussions or negotiations regarding any MI Acquisition Proposal or any MVT Acquisition Proposal; provided, however, that if, without any breach of the terms of this Section 6.5(a), MI Corp. receives an unsolicited bona fide written MI Acquisition Proposal or MVT Acquisition Proposal from any Person, MI Corp. may (x) furnish information (including non-public information) with respect to MI Corp. and its Subsidiaries, including MVT Corp., to any such Person pursuant to a confidentiality agreement, which in the case of an MVT Acquisition Proposal, shall contain terms no less restrictive on such Person than those in the Confidentiality Agreement are to Investor and (y) participate in negotiations with such Person regarding such MI Acquisition Proposal or MVT Acquisition Proposal, if, (1) in each case, in the good faith judgment of the Board of Directors of MI Corp.

after consultation with its outside legal counsel, failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of MI Corp. to its shareholders under Applicable Laws and (2) in the case of an MVT Acquisition Proposal only, in the good faith judgment of the Board of Directors of MI Corp., after consultation with its outside legal counsel and financial advisor(s), such MVT Acquisition Proposal is or is reasonably likely to lead to a Superior MVT Acquisition Proposal. MI Corp. shall (i) promptly (and in any case within 48 hours) notify Investor if MI Corp. has received any MVT Acquisition Proposal and (ii) keep Investor reasonably informed on a prompt basis as to any material developments regarding any such MVT Acquisition Proposal. Such notification shall include, to the extent then known, the identity of the parties and a copy of any MVT Acquisition Proposal and the material documents submitted therewith and, if conveyed orally, a description of the material terms thereof. Notwithstanding anything to the contrary herein, MI Corp. shall not be deemed to have failed to comply with the provisions of this Section 6.5 solely because of a failure to comply with the preceding two sentences of this Section 6.5(a), so long as it shall have materially complied with those two sentences. Notwithstanding anything contained herein to the contrary, nothing herein shall prohibit MI Corp. from, following receipt of an MI Acquisition Proposal or an MVT Acquisition Proposal, contacting the Person making such MI Acquisition Proposal or MVT Acquisition Proposal and its advisors solely for the purpose of clarifying the proposal and the material terms thereof and the conditions to consummation; provided, however, that nothing in this sentence shall relieve MI Corp. of its obligations to notify Investor and keep Investor reasonably informed of any such MVT Acquisition Proposal and any material developments with respect thereto.

(b) For purposes of this Agreement, (i) “MI Acquisition Proposal” means any inquiry, proposal or offer (other than an MVT Acquisition Proposal) from any Person with respect to (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving MI Corp. or any of its Subsidiaries that, if consummated, would result in any Person (or the shareholders of such Person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of MI Corp. then outstanding, (B) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of 25% or more of the consolidated assets (including stock of MI Corp.’s Subsidiaries) of MI Corp. and its Subsidiaries, taken as a whole, or (C) any direct or indirect purchase or sale of, or tender or exchange offer for, or similar transaction with respect to, the equity securities of MI Corp. that, if consummated, would result in any Person (or the shareholders of such Person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of MI Corp. (or of the surviving parent entity in such transaction) then outstanding, including in the case of each of clauses (A) through (C), any single or multi-step transaction or series of related transactions (other than an inquiry, proposal or offer made by Investor or any Affiliate thereof); provided, however, that no such inquiry, proposal or offer shall be considered to be an MI Acquisition Proposal if it relates to a transaction that the Board of Directors of MI Corp. reasonably determines in good faith, after consultation with its outside legal counsel, is not reasonably likely to prevent or materially impair, modify or delay the consummation of the Transactions, (ii) “MVT Acquisition Proposal” means any inquiry, proposal or offer from any Person solely with respect to (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction solely involving MVT Corp. or any of its Subsidiaries that, if consummated, would result in any Person (or the shareholders of such Person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of MVT Corp. then outstanding, (B) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of 25% or more of the consolidated assets (including stock of MVT Corp.’s Subsidiaries) of MVT Corp. and its Subsidiaries, taken as a whole, or (C) any direct or indirect purchase or sale of, or similar transaction with respect to, the equity securities of MVT Corp. that, if consummated, would result in any Person (or the shareholders of such Person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of MVT Corp. (or of the surviving parent entity in such transaction) then outstanding, including in the case of each of clauses (A) through (C), any single or multi-step transaction or series of related transactions (other than an inquiry, proposal or offer made by Investor or any Affiliate thereof), and (iii) “Superior MVT Acquisition Proposal” means any unsolicited bona fide written

MVT Acquisition Proposal on terms that, in the good faith judgment of the Board of Directors of MI Corp. after consultation with its outside legal counsel and financial advisor(s) and after taking into account all legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof, is (A) reasonably capable of being consummated and (B) superior from a financial point of view to the shareholders of MI Corp. to the Transactions contemplated by this Agreement (as may be modified by any revised proposals contemplated by Section 6.5(d)(i)(C)).

(c) Neither the Board of Directors of MI Corp. nor any committee thereof shall (A) withdraw, modify, qualify or amend the MI Recommendation in any manner adverse to Investor, (B) fail to publicly reaffirm the MI Recommendation within five Business Days after receiving a written request to do so from Investor in response to any public statement or disclosure by MI Corp. or any of its Affiliates that could reasonably be interpreted to have any of the effects set forth in clause (A) or (C) of this sentence, if such request is made by Investor within five Business Days after such public statement or disclosure, (C) approve, recommend, agree to or accept, any MI Acquisition Proposal or (D) approve, recommend, agree to or accept, any MVT Acquisition Proposal (each of the actions in clauses (A) through (D), a “Change in Recommendation”); provided, however, that at any time prior to the receipt of the MI Transaction Approval (or in the case of clause (C) above, at any time subject to compliance with the next proviso of this Section 6.5(c)), the Board of Directors of MI Corp. may make a Change in the MI Recommendation if (x) MI Corp. has complied with this Section 6.5, (y) in the good faith judgment of the Board of Directors of MI Corp., after consultation with the outside legal counsel of MI Corp., the failure to make such Change in the MI Recommendation would be inconsistent with the fiduciary duties of the Board of Directors of MI Corp. to its shareholders under Applicable Laws and (z) in the case of a Change in the MI Recommendation in response to an MVT Acquisition Proposal, the Board of Directors of MI Corp., after consultation with its outside legal counsel and financial advisors, has also determined in its good faith judgment that such MVT Acquisition Proposal is a Superior MVT Acquisition Proposal; provided, further, that at any time, the Board of Directors of MI Corp. may take any of the actions described in clause (C) with respect to any MI Acquisition Proposal if (1) MI Corp. has complied with this Section 6.5, (2) in the good faith judgment of the Board of Directors of MI Corp., after consulting with its outside legal counsel, the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of MI Corp. to its shareholders under Applicable Laws and (3) prior to or concurrently with authorizing or permitting MI Corp. or any of its Subsidiaries to enter into any MI Acquisition Agreement, MI Corp. has terminated this Agreement pursuant to Section 8.1(h) and has paid the Termination Fee pursuant to Section 8.2(c).

(d) Notices.

(i) The Board of Directors of MI Corp. shall not make any Change in the MI Recommendation in response to an MVT Acquisition Proposal unless (A) MI Corp. and its Subsidiaries shall not have breached this Section 6.5; (B) MI Corp. shall have provided prior written notice to Investor, at least five Business Days in advance, of its intention to take such action, which notice shall specify the material terms and conditions of such MVT Acquisition Proposal (including the identity of the Person making such proposal) and shall enclose a copy of the current version of the proposed transaction agreement, if any, with the Person making such proposal; and (C) prior to effecting such Change in the MI Recommendation, MI Corp. shall, and shall cause its financial and legal advisors to, during such five Business Day period, negotiate in good faith with Investor (to the extent Investor desires to negotiate) to make such adjustments to the terms and conditions of this Agreement as may be proposed by Investor; provided, that in the event of any material revision to any such MVT Acquisition Proposal, MI Corp. shall be required to deliver a new written notice to Investor and to again comply with the requirements of clause (B) with respect to such new written notice (except that the notice period shall be two Business Days instead of five Business Days).

(ii) In any case, and in addition to the notice requirements of Section 6.5(d)(i), if applicable, MI Corp. shall notify Investor in writing that a Change in the MI Recommendation has occurred no later than twenty four hours after a Change in the MI Recommendation has occurred (a “Change in

Recommendation Notice”), which Change in Recommendation Notice shall set forth the principal reasons for the Change in the MI Recommendation. No later than fifteen Business Days after Investor receives such written notice, Investor shall provide the Force the MI Vote Notice to MI Corp. in accordance with Section 6.1(b) if it desires that the Transactions (including the Share Issuance and the MI Merger) be submitted to the shareholders of MI Corp. For the avoidance of doubt, the failure to provide such verbal and/or written notice shall in no way affect Investor’s right to terminate this Agreement pursuant to Section 8.1(e).

(iii) If, at any time after MI Corp. has provided a Change in Recommendation Notice pursuant to Section 6.5(d)(ii) and this Agreement has not been terminated pursuant to Article VIII, the Board of Directors of MI Corp. shall make a further change in its recommendation to the shareholders of MI Corp. as to approval of this Agreement and the Transactions by the shareholders of MI Corp. based on subsequent material developments, then (A) MI Corp. shall deliver a new Change in Recommendation Notice to Investor in accordance with Section 6.5(d)(ii), (B) any prior Force the MI Vote Notice shall be of no further force or effect (other than that MI Corp. shall have no right to terminate this Agreement pursuant to Section 8.1(h) until the fifteen Business Day period referred to in clause (C) of this sentence has elapsed), and (C) Investor shall have a new fifteen Business Day period from the time of delivery of the notice pursuant to clause (A) in which to provide a Force the MI Vote Notice to MI Corp. in accordance with Sections 6.1(b) and 6.5(d)(ii).

(iv) For the avoidance of doubt, no notice shall be required to be made pursuant to this Section 6.5(d) at any time after this Agreement has been terminated pursuant to Section 8.1(h).

(e) Nothing contained in this Section 6.5 shall prohibit MI Corp. from complying with Rules 14d-9 or 14e-2 promulgated under the Exchange Act with respect to an MI Acquisition Proposal or from making any disclosure to the shareholders of MI Corp. with respect to an MI Acquisition Proposal or an MVT Acquisition Proposal, if, in the good faith judgment of the Board of Directors of MI Corp., after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with the fiduciary duties of the Board of Directors of MI Corp. to its shareholders under Applicable Laws; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement, including clause (B) of Section 6.5(c).

Section 6.6 Fees and Expenses. Without in any way limiting Sections 8.2(b) and 8.2(c), if the Closing does not occur, (i) all Expenses incurred by Investor shall be paid by Investor and (ii) all Expenses incurred by the MI Group or the MVT Group shall be paid by MI Corp. or MVT Corp., as the case may be. If the Closing occurs, all Expenses incurred by Investor on or prior to the Closing Date shall be paid by MVT Holding or MVT Corp. within three Business Days of the Closing Date by wire transfer of immediately available funds to an account specified in writing by Investor (and no MI Group member shall have any obligation with respect thereto), all Expenses incurred by MVT Group shall be paid by MVT Corp. and all Expenses incurred by the MI Group shall be paid by MI Corp. All Expenses of any party incurred after the Closing Date shall be paid by such party. As used in this Agreement, “Expenses” means all out-of-pocket expenses (including applicable filing and registration fees and all fees and expenses of counsel, accountants, investment bankers, printers, experts and consultants to a party hereto and its Affiliates) incurred by a party hereto or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Transaction Agreements and the Transactions and the transactions contemplated under the Transaction Agreements, including the preparation, printing, filing and mailing of the Form S-4, the Form 10 and the Proxy Statement and all other matters related to the Transactions. All fees or expenses charged by Persons providing the Debt Financing to MVT Holding, MVT Corp. and their respective Subsidiaries, any interest expenses of the Debt Financing and any reasonable and documented out-of-pocket expenses of MI Corp., MVT Corp., MVT Holding or any of their respective Subsidiaries and, if the Closing occurs, Investor or the Equity Fund (including applicable filing and registration fees and all fees and expenses of counsel, accountants, investment bankers, printers, experts and consultants to a party hereto and its Affiliates), incurred in connection with the Debt Financing shall be borne by MVT Corp. or MVT Holding).

Section 6.7 Public Announcements. The parties shall each use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts (a) to ensure that all press releases and other public statements with respect to the Transactions shall be consistent with such joint communications plan and (b) unless otherwise required by Applicable Laws or by obligations pursuant to any listing agreement with or rules of any securities exchange or automated quotation system, to consult with each other before issuing any press release or, to the extent practicable, otherwise making any public statement with respect to this Agreement or the Transactions.

Section 6.8 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the Transactions, each of MI Corp., Merger Sub, MVT Corp. or MVT Holding and their respective Boards of Directors shall use its reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 6.9 Advice of Changes. Each of Investor, MI Corp., MVT Corp. and MVT Holding shall as promptly as reasonably practicable after becoming aware thereof advise the others of any change or event (a) having, or which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVT Corp., or (b) which has resulted, or which, insofar as can reasonably be foreseen, would result, in any of the conditions set forth in Article VII not being satisfied; provided, however, that no such notification shall alter or affect in any manner the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.10 Private Letter Ruling; Tax-Free Reorganization Treatment; Pre-Distribution Tax Returns.

(a) MI Corp. shall use its reasonable best efforts to obtain the Private Letter Ruling as soon as practicable after the date hereof. MI Corp. shall (i) use its reasonable best efforts to allow Investor to participate in all meetings and material telephone calls with the IRS with respect to the Private Letter Ruling, (ii) use its reasonable best efforts to allow Investor a reasonable period of time (consistent with IRS requests as to timing) to review and comment on any material written submissions related to the Private Letter Ruling and incorporate any reasonable comments provided by Investor with respect thereto, (iii) provide to Investor a copy of any written submission to the IRS or any written material received from the IRS with respect to the Private Letter Ruling, and (iv) keep Investor fully informed of the status of IRS review and any material issue that arises during the course of such review and consult with Investor concerning such status and any such issue. MI Corp. and Investor agree that each will consider in good faith any reasonable modifications to the structure of the Transactions, such as adding new steps or altering the timing of steps set forth in the recitals and Section 3.1 of this Agreement that will facilitate the receipt of the Private Letter Rulings, so long as none of the Parties is materially prejudiced thereby and the anticipated Tax consequences of the Transactions set forth in the recitals are not affected.

(b) Neither MI Corp. nor any of its Subsidiaries shall take or cause to be taken any action, on or before the Closing Date, that (i) would result in any failure to obtain the Private Letter Ruling or (ii) could be reasonably expected to prevent the MI Merger and the MI Conversion from qualifying as a reorganization under Section 368(a) of the Code or the MI Contribution and the Share Distribution from qualifying as a reorganization under Section 368(a)(1)(D) of the Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code. Investor will not, and will cause each Investor Tax Affiliate not to, (x) acquire any shares of MI Common Stock prior to the Closing Date or (y) acquire any shares of capital stock of MVT Holding or any of its Subsidiaries until the second anniversary of the Closing, other than the Shares and shares acquired in a transaction that complies with Section 4.02 of the Tax Allocation Agreement. For the avoidance of doubt, no member of the MI Group or the MVT Holding Group shall be considered an Affiliate of Investor for purposes of the preceding sentence.

(c) From the date hereof to the Share Distribution Time, MI Corp. shall timely file or cause to be timely filed all Tax Returns with respect to the MVT Group on a basis consistent with past practice (unless there has been a change in Applicable Laws).

(d) To the extent MVT Corp. or MVT Holding pays any of the Expenses as contemplated by the proviso in the first sentence of Section 6.6 hereof, such payment shall be treated as an adjustment to the Purchase Price for U.S. federal income tax purposes.

Section 6.11 Obligations under Separation Agreement. Each of MI Corp., MVT Corp. and MVT Holding will prior to the Closing Date (a) perform its respective obligations and covenants under the Separation Agreement in accordance with the terms of the Separation Agreement and (b) enforce and preserve its respective rights under the Separation Agreement to the full extent permitted under the Separation Agreement.

Section 6.12 Employee Benefits Matters. MVT Holding shall provide employees of MVT Corp. and its Subsidiaries with benefits as set forth in the Employee Matters Agreement pursuant to and in accordance with the terms thereof.

Section 6.13 Debt Financing.

(a) MI Corp. and MVT Holding have received an executed commitment letter dated the date hereof pursuant to which J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc. have each agreed to provide debt financing in the amount of $1,750,000,000 (one billion seven hundred fifty million dollars) (the “Debt Financing”) to MVT Holding and/or one or more of its Subsidiaries (the “Debt Commitment Letter”). MI Corp., MVT Corp., MVT Holdings and Investor each agrees to use its reasonable best efforts to provide, and to cause its respective Subsidiaries and its and their respective officers, employees, independent auditors, counsel and other representatives to provide, all timely cooperation reasonably required in connection with the arrangement of the Debt Financing provided for in the Debt Commitment Letter; provided, however, that no member of the MI Group or any of their respective officers or employees shall be required to execute any document in connection with the Debt Financing and none of MVT Corp., MVT Holding or any of their respective Subsidiaries or any of their respective officers or employees shall be required to or execute any document in connection with this Section 6.13 which document would be effective at any time before the time that will be immediately prior to the Share Distribution Time unless an earlier time would be necessary in order to effect the Debt Financing in which case the applicable document shall be effective at such earlier time and such document shall expressly provide that if the Share Distribution does not occur, such document and each of its provisions shall be of no force or effect ab initio.

(b) MVT Corp., MVT Holding and MI Corp. shall use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to enforce the provisions of the Debt Commitment Letter.

(c) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Investor may arrange to obtain alternative financing from alternative sources following the occurrence of such event, in an amount sufficient (when taken together with the aggregate proceeds contemplated by the Equity Commitment Letter and the portion, if any, of the Debt Financing that remains available under the Debt Commitment Letter on the terms and conditions contemplated therein) to consummate the Transactions (the “Alternative Debt Financing”), and Investor, MI Corp. and its Subsidiaries (including MVT Corp.) shall use their respective reasonable best efforts to provide all timely cooperation reasonably required in connection with the arrangement of the Alternative Debt Financing in accordance with the provisions of Section 6.13(a), mutatis mutandis; provided, however, that any such Alternative Debt Financing shall be on terms and subject to conditions reasonably acceptable to MVT Corp.

Section 6.14 Shareholders Agreement; Stock Purchase Right Agreement; Continuing Business Agreements.

(a) MVT Holding and Investor shall take all necessary action to, immediately prior to the Closing, execute and deliver the shareholders agreement in the form of Exhibit E (the “Shareholders Agreement”).

(b) MVT Holding and Investor shall take all necessary action to, immediately prior to the Closing, execute and deliver the Stock Purchase Right Agreement in the form of Exhibit H.

(c) MI Corp., MVT Holding and MVT Corp., shall take all necessary action to cause any Continuing Business Agreements that have not been executed as of the date hereof to be executed and delivered prior to the Closing Date.

Section 6.15 Listing. Each of MI Corp. and MVT Holding shall use its reasonable best efforts to cause (a) the shares of MVT Holding Common Stock to be issued in the MI Merger and the shares of MVT Holding Common Stock to be reserved for issuance upon exercise of MVT Options and (b) the shares of New MI Corp. Common Stock to be distributed in the Share Distribution and the shares of New MI Corp. Common Stock to be reserved for issuance upon the exercise of New MI Corp. Options, to be approved for listing on the NYSE or on such other national securities exchange as MVT Holding and Investor may mutually agree, subject to official notice of issuance, prior to the Closing Date.

Section 6.16 Investor Activity. During the period from the date of this Agreement through the Closing Date, Investor shall not engage in any activity of any nature except as provided in or contemplated by this Agreement.

Section 6.17 Valuation Firm. MI Corp. has engaged American Appraisal Associates to act as a valuation or appraisal firm in connection with the Transactions (American Appraisal Associates or any valuation or appraisal firm engaged by MI Corp. in replacement of American Appraisal Associates with the consent of Investor (which shall not be unreasonably withheld or delayed), the “Valuation Firm”) MI Corp. shall use its reasonable best efforts to obtain from the Valuation Firm an opinion addressed to the Board of Directors of MI Corp., MVT Corp. and MVT Holding dated as specified by MI Corp. after the date hereof and on or prior to the Closing Date to the effect that (a) with respect to the MVT Distribution (i) MI LLC will be able to pay its debts as they mature or become due (ii) the fair value of MI LLC’s total assets will not be less than the sum of its total liabilities, (iii) MI LLC’s assets will not be unreasonably small in relation to its business or the MVT Distribution and (iv) MI LLC will have property remaining that does not constitute unreasonably small capital; (b) with respect to the MI LLC Contribution and the MI Cash Contribution (i) MVT Holding will be able to pay its debts as they mature or become due (ii) the fair value of MVT Holding ‘s total assets will not be less than the sum of its total liabilities, (iii) MVT Holding’s assets will not be unreasonably small in relation to its business or the MI LLC Contribution and the MI Cash Contribution and (iv) MVT Holding will have property remaining that does not constitute unreasonably small capital; (c) with respect to the MVT Dividend (i) MVT Corp. will be able to pay its debts as they mature or become due (ii) the fair value of MVT Corp.’s total assets will not be less than the sum of its total liabilities, (iii) MVT Corp.’s assets will not be unreasonably small in relation to its business or the MVT Dividend and (iv) MVT Corp. will have property remaining that does not constitute unreasonably small capital; (d) with respect to the Share Distribution (i) MVT Holding will be able to pay its debts as they mature or become due (ii) the fair value of MVT Holding’s total assets will not be less than the sum of its total liabilities, (iii) MVT Holding’s assets will not be unreasonably small in relation to its business or the Share Distribution and (iv) MVT Holding will have property remaining that does not constitute unreasonably small capital; and (e) with respect to consummation of the Closing Transactions, each of MVT Holding, MVT Corp., New MI Corp. and MI LLC will (i) be able to pay each of their respective debts as they mature or become due (ii) the fair value and present fair saleable value of each of their respective assets will not be less than the sum of each of their respective aggregate liabilities; (iii) each of their respective assets will not be unreasonably small in relation to each of their respective businesses and (iv) each will have property remaining that does not constitute unreasonably small capital (the opinions in clauses (a), (b), (c), (d) and (e) collectively, the “Surplus and Solvency Opinions”). For the avoidance of doubt, MI Corp. and its Subsidiaries shall have no obligation to make any capital contribution or loan to any member of the MVT Group or take any other action not expressly required by this Agreement in connection with this Section 6.17.

Section 6.18 Merger Sub Activity. During the period from the date of this Agreement through the Closing Date, neither Merger Sub nor MVT Holding shall engage in any activity of any nature except as provided in or contemplated by this Agreement.

Section 6.19 Sole Shareholder Approval. Promptly (and in any event no later than 48 hours) after the execution of this Agreement, MVT Holding, as the sole shareholder of Merger Sub, shall vote to adopt this Agreement in accordance with the WBCL.

Section 6.20 Affiliates. Not less than 30 days prior to the Closing Date, MI Corp. shall deliver to Investor and MVT Holding a letter identifying all Persons who, in the judgment of MI Corp., may be deemed at the Closing Date, “affiliates” of MVT Holding for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date of delivery thereof. MI Corp. shall use its reasonable best efforts to cause each person identified on such list to deliver to MVT Holding not less than 15 days prior to the Closing Date, a written agreement mutually agreeable to Investor and MI Corp.

Section 6.21 Non-Competition; Non-Solicitation.

(a) Non-Competition.

(i) MI Corp. agrees that for a period of 36 months following the Closing Date New MI Corp. shall not and shall cause its Subsidiaries not to engage, within the United States, in competition with members of MVT Group in any business with financial services firms and related businesses that MVT Corp. is engaged in as of the date hereof in any substantial respect (collectively, the “Restricted Activities”), provided, that, the Restricted Activities shall not include: (A) any business engaged in by members of MI Group as of the date hereof, (B) any activities engaged in solely to service the operations of the MI Group and (C) any other traditional banking services which shall include credit services, deposit taking, lending services, trust products or services, cash management services, wealth management products or services and financing commercial and residential real estates;

(ii) Section 6.21(a)(i) shall be deemed not to be breached as a result of (A) the ownership by New MI Corp. or any of its Subsidiaries of: (1) less than an aggregate of 5% of any class of capital stock of a Person engaged, directly or indirectly, in Restricted Activities; provided, however, that such capital stock is listed or quoted on a national securities exchange or the Nasdaq National Market, (2) less than 15% in value of any instrument of indebtedness of a Person engaged, directly or indirectly, in Restricted Activities or (3) any securities held in a fiduciary capacity, (B) New MI Corp. or any of its Subsidiaries acquiring control of any Person or business that for the fiscal year immediately preceding such acquisition derived less than 10% of its revenues from Restricted Activities, (C) New MI Corp. or any of its Subsidiaries acquiring control of any Person or business that for the fiscal year immediately preceding such acquisition derived more than 10% of its revenues but less than 35% of its revenues from Restricted Activities so long as New MI Corp. and its Subsidiaries shall use its reasonable best efforts to divest such operations as promptly as practicable and in any event within 12 months after the consummation of such acquisition of control, or (D) New MI Corp. or any of its Subsidiaries owning an interest acquired as a creditor in bankruptcy or otherwise than by a voluntary investment decision in a Person or business that for the fiscal year immediately preceding the acquisition of such interest by New MI Corp. or any of its Subsidiaries derived 10% or more of its revenues from Restricted Activities, so long as New MI Corp. or its applicable Subsidiary shall use its reasonable best efforts to divest such interest as promptly as practicable and in any event within 12 months after the acquisition of such interest; provided, however, that New MI Corp. or any of its Subsidiaries shall not be required to divest any such interest acquired pursuant to this clause (D) if its fair market value at the time of such acquisition is less than $1,000,000. For the avoidance of doubt, New MI Corp. or any of its Subsidiaries may actively operate, manage and control any Person or business any of them acquire in accordance with clause (B) and/or clause (C).

(iii) MI Corp. and Investor agree that the covenants included in this Section 6.21(a) are reasonable in their geographic and temporal coverage, and that neither MI Corp. nor Investor shall raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenant; provided, however, that if the provisions of this Section 6.21(a) should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by Applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the minimum extent required by Applicable Law to cure such problem. Notwithstanding any other provision of this Agreement, it is understood and agreed that monetary damages would be inadequate in the case of any breach of the covenants contained in this Section 6.21(a), and that Investor shall be entitled to seek equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

(b) MI Corp. Non-Solicitation. MI Corp. agrees that for a period of six months following the Closing Date neither New MI Corp. nor any of its Subsidiaries will encourage any MVT Employee listed in Section 6.21(b) of the MVT Disclosure Schedule (such employees, the “Executive Committee”) to terminate his or her employment with any member of the MVT Group, or solicit such individual for employment outside the MVT Group which would end or diminish such employee’s service to the MVT Group.

(c) MVT Holding Non-Solicitation. MVT Holding and MVT Corp. each agrees that for a period of six months following the Closing Date neither MVT Holding nor any of its Subsidiaries will encourage any employee listed in Section 6.21(c) of the MI Disclosure Schedule to terminate his or her employment with any member of the MI Group or solicit such individual for employment outside the MI Group which would end or diminish that employee’s services to the MI Group.

Section 6.22 Transaction Agreements. From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with Article VIII, without the written consent of Investor, none of MI Corp., MVT Corp., MVT Holding and Merger Sub shall (i) make, propose or agree to any amendment or modification of any of the Transaction Agreements to which any of them is a party or (ii) waive compliance with any obligations of any party thereunder; provided, however, that MVT Corp. and MI Corp. may amend the Continuing Business Agreements in the ordinary course of business.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of Investor, MI Corp., MVT Corp. and MVT Holding to effect the Closing Transactions are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. MI Corp. shall have obtained the MI Transaction Approval.

(b) No Injunctions or Restraints, Illegality. No Applicable Laws shall have been adopted, promulgated or enforced by any Governmental Entity, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction (an “Injunction”) shall be in effect, having the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction having the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions shall be pending.

(d) HSR Act. The waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(e) Effectiveness of the Form S-4, Form 10 and the Proxy Statement. The Form S-4 shall have been declared effective by the SEC in accordance with the Securities Act, the Form 10 shall have been declared effective by the SEC and the Proxy Statement shall have been cleared by the SEC and none shall be the subject of any stop order or proceedings seeking a stop order.

(f) Private Letter Ruling and Tax Opinion.

(i) MVT Holding shall have received a private letter ruling from the IRS in form and substance reasonably satisfactory to each of MI Corp. and Investor to the effect that, on the basis of the facts, representations and assumptions set forth in the written request for such ruling which are consistent with the state of facts existing at the Share Distribution Time, (a) the MI Merger and the MI Conversion qualify as a reorganization under Section 368(a) of the Code and (b) the MI Contribution and the Share Distribution qualify as a reorganization under Section 368(a)(1)(D) of the Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code (the “Private Letter Ruling”) and such ruling shall, as of the Closing Date, remain in full force and effect and shall not have been modified or amended in any respect adversely affecting the Tax consequences set forth therein.

(ii) MI Corp. and MVT Holding shall have received a reasoned opinion letter from Sidley Austin LLP (or other law firm of national standing) addressed to MI Corp. and MVT Holding, dated the Closing Date, such opinion letter to be in form and substance reasonably satisfactory to MI Corp. and Investor (including, for the avoidance of doubt, with respect to any underlying assumptions or representations), to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Share Distribution Time, the Share Distribution will (i) be treated as satisfying the business purpose requirement described in Treasury Regulation Section 1.355-2(b)(1); (ii) not be treated as being used principally as a device for the distribution of earnings and profits of the distributing corporation or the controlled corporation or both under Section 355(a)(1)(B) of the Code; and (iii) not be taxable as a result of the application of Section 355(e) of the Code. In rendering the opinions referred to in the preceding sentence, Sidley Austin LLP (or such other law firm of national standing) may rely as to matters of fact upon the representations contained herein and representations from MI Corp., MVT Corp., Investor and other parties (including, but not limited to, any major shareholders of MI Corp. and/or MVT Corp.) as Sidley Austin LLP (or such other law firm of national standing) may reasonably request for purposes of rendering such opinions.

(g) Listing. The (i) shares of MVT Holding Common Stock to be issued in the MI Merger and to be reserved for issuance upon exercise of MVT Options and (ii) the shares of New MI Corp. Common Stock to be distributed in the Share Distribution and the shares of New MI Corp. Common Stock to be reserved for issuance upon the exercise of New MI Corp. Options, shall each have been approved for listing on the NYSE or such other national securities exchange designated by MVT Holding and Investor pursuant to Section 6.15, subject to official notice of issuance.

(h) Surplus and Solvency Opinions. The Surplus and Solvency Opinions shall have been delivered in accordance with Section 6.17 and such opinions shall not have been withdrawn, modified or rescinded.

(i) Banking Approval. The state and federal banking approvals set forth in Section 7.1(i) of the MVT Disclosure Schedule shall have been obtained.

(j) Debt Financing. MVT Holding shall have received the proceeds of the Debt Financing pursuant to the terms of the Debt Financing Commitment or, if the Investor has secured Alternative Debt Financing on terms reasonably acceptable to MVT Corp. pursuant to Section 6.13(b), MVT Holding and/or one or more of its wholly-owned Subsidiaries shall have received the proceeds of the Alternative Debt Financing.

(k) MVT Dividend and MI Cash Contribution. Following the consummation of the Debt Financing (or Alternative Debt Financing, if applicable), MVT Corp., shall have funds sufficient to pay the MVT Dividend and to permit MVT Holding to make the MI Cash Contribution.

Section 7.2 Additional Conditions to Obligations of Investor. The obligations of Investor to effect the Closing Transactions are subject to the satisfaction or waiver by Investor on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of MI Corp., MVT Corp. and MVT Holding (i) in Section 4.2(a) (Organization), Sections 4.2(c)(i) and (v) (Authority; No Conflicts), Section 4.2(f) (Brokers or Finders), Section 4.3(a) (Organization), Section 4.3(b) Capital Structure), Sections 4.3(c)(i) and (iii) (Authority; No Conflicts), Section 4.4(a) (Organization), Section 4.4(c)(i) (Authority; No Conflicts), Section 4.4(b) (Capital Structure) and Section 4.4(f) (Status of MVT Holding Shares) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such dates (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)), (ii) in Section 4.2(b)(i) (Capital Structure) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such dates (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)) and (iii) that is otherwise made in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such dates (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)), in each case in this clause (iii), except for changes therein specifically permitted by this Agreement or any transaction contemplated by this Agreement or the Transaction Agreements and, in each case in this clause (iii), except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties) does not have and would not have, individually or in the aggregate, a Material Adverse Effect on MVT Corp. Investor shall have received a certificate of MI Corp., MVT Corp. and MVT Holding executed by an executive officer of MI Corp., MVT Corp. and MVT Holding to such effect.

(b) Performance of Obligations of MI Corp., MVT Corp. and MVT Holding. MI Corp., MVT Corp. and MVT Holding shall have each performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified, and Investor shall have received a certificate executed by an executive officer of MI Corp., MVT Corp. and MVT Holding to such effect.

(c) Transaction Agreements. The Transaction Agreements contemplated to be in effect at such time shall be in full force and effect and each of MI Corp., MVT Corp. and MVT Holding shall have performed or complied with, in all material respects, the obligations required to be performed or complied with by it under the Transaction Agreements at or prior to the Closing Date.

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect on MVT Corp or MVT Holding.

Section 7.3 Additional Conditions to Obligations of MI Corp., MVT Corp. and MVT Holding. The obligations of MI Corp., MVT Corp. and MVT Holding to effect the Closing Transactions are subject to the satisfaction or waiver by MI Corp. on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Investor (i) in Section 4.1(a) (Organization), Section 4.1(b)(i) (Authority; No Conflicts) and Section 4.1(e) (Brokers or Finders) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such dates (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)), and (ii) that is otherwise made in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such dates (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)), in each case in this clause (ii), except for changes therein specifically permitted by this Agreement or any transaction contemplated by this Agreement or the Transaction Agreements and, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties) does not have and would not have, individually or in the aggregate, a Material Adverse Effect on Investor. MI Corp. and MVT Corp. shall have received a certificate of Investor executed by an executive officer of Investor to such effect.

(b) Performance of Obligations of Investor. Investor shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified, and MI Corp., MVT Corp. and MVT Holding shall have received a certificate of Investor executed by an executive officer of Investor to such effect.

(c) Transaction Agreements. The Transaction Agreements contemplated to be in effect at such time shall be in full force and effect and Investor shall have performed or complied with, in all material respects, the obligations required to be performed or complied with by it under the Transaction Agreements at or prior to the Closing Date.

(d) Equity Financing. The proceeds of the Equity Financing shall have been deposited with MVT Holding in accordance with Section 2.2.

ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the MI Transaction Approval:

(a) by the mutual written consent of MI Corp. and Investor;

(b) by either MI Corp. or Investor if the Closing Date shall not have occurred on or before April 4, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party that has breached in any material respect any of its obligations under this Agreement that has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date;

(c) by either MI Corp. or Investor if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which action such party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 6.4) permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order, decree, ruling or other action shall have become final and nonappealable;

(d) by either MI Corp. or Investor if at the MI Shareholders Meeting the MI Transaction Approval shall not have been obtained;

(e) by Investor, if (i) (A) the Board of Directors of MI Corp. shall have failed to make the MI Recommendation or (B) the Board of Directors of MI Corp. or a committee thereof shall have made a Change in the MI Recommendation (or publicly announced its intention to take any such action referred to in clause (A) or (B)) and Investor has not delivered a Force the MI Vote Notice in accordance with Section 6.1(b) that remains in effect in accordance with Section 6.5(d)(iii), or (ii) MI Corp. shall have breached its obligations under this Agreement by reason of a failure to call and hold the MI Shareholders Meeting in accordance with Section 6.1(b);

(f) by MI Corp., if Investor shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) are not capable of being satisfied on or before the Termination Date;

(g) by Investor, if MVT Holding, MI Corp. or MVT Corp. shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) are not capable of being satisfied on or before the Termination Date; or

(h) by MI Corp., if (i) (A) the Board of Directors of MI Corp. authorizes MI Corp. to enter into a MI Acquisition Agreement and (B) MI Corp. has paid to Investor the Termination Fee pursuant to Section 8.2(c) or (ii) (x) the Board of Directors of MI Corp. makes a Change in Recommendation in accordance with Section 6.5, (y) Investor has not delivered a Force the MI Vote Notice in accordance with Section 6.1(b) that remains in effect in accordance with Section 6.5(d)(iii) and the fifteen Business Day period for delivery of a Force the MI Vote Notice pursuant to Section 6.5(d)(ii) or (iii) has elapsed and (z) MI Corp. has paid to Investor the Termination Fee pursuant to Section 8.2(c).

Section 8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either MI Corp. or Investor as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Investor, MI Corp., Merger Sub, MVT Holding or MVT Corp. or their respective Subsidiaries, officers or directors under this Agreement, except that the second and third sentences of Section 6.3 (regarding the Confidentiality Agreement), Section 6.6 (Fees and Expenses), this Section 8.2 and Article IX shall survive such termination and provided that nothing herein shall relieve any party from liability for its willful breach of this Agreement.

(b) If Investor shall terminate this Agreement pursuant to Section 8.1(e), MI Corp. shall pay Investor an amount equal to $75,000,000.

(c) If MI Corp. shall terminate this Agreement pursuant to Section 8.1(h), MI Corp. shall pay Investor an amount equal to $75,000,000.

(d) If (i) (A) either party shall terminate this Agreement pursuant to Section 8.1(b) or (B) Investor shall terminate this Agreement pursuant to Section 8.1(g) and (ii) at any time after the date of this Agreement and before any such termination, a bona fide MI Acquisition Proposal or MVT Acquisition Proposal shall have been publicly announced, become publicly known or otherwise been communicated to the senior management, the Board of Directors or stockholders of MI Corp. (whether or not conditional), then if within twelve months after such termination, MI Corp. or any of its Subsidiaries enters into a definitive agreement with respect to a MI Acquisition Proposal or MVT Acquisition Proposal, or consummates any MI Acquisition Proposal or MVT Acquisition Proposal, MI Corp. shall pay Investor an amount equal to $75,000,000.

(e) If (i) either party shall terminate this Agreement pursuant to Section 8.1(d), MI Corp. shall pay Investor an amount equal to $20,000,000 and (ii) at any time after the date of this Agreement and before the MI Shareholder Meeting, a bona fide MI Acquisition Proposal or MVT Acquisition Proposal (other than by Investor or any Affiliate thereof) shall have been publicly announced, become publicly known or otherwise been communicated to the senior management, the Board of Directors or stockholders of MI Corp. (whether or not conditional), then if within twelve months after such termination, MI Corp. or any of its Subsidiaries enters into a definitive agreement with respect to a MI Acquisition Proposal or MVT Acquisition Proposal, or consummates any MI Acquisition Proposal or MVT Acquisition Proposal, MI Corp. shall pay Investor an amount equal to $55,000,000 in addition to the amount paid to Investor pursuant to clause (i) above.

(f) If this Agreement is terminated by MI Corp. pursuant to Section 8.1(f) on the basis of an intentional and material breach by Investor, Investor shall pay to MI Corp. an amount equal to $75,000,000.

(g) If this Agreement is terminated by Investor pursuant to Section 8.1(g) on the basis of an intentional and material breach by MI Corp., MI Corp. shall pay to Investor an amount equal to $75,000,000.

(h) Any amount payable under clause (b) through (g) of this Section 8.2 is referred to herein as the “Termination Fee.” The Parties hereby acknowledge and agree that the amounts payable pursuant to clauses (b) through (g) are not cumulative, that the Termination Fee shall be paid only under one subsection of this Section 8.2 and that in no event shall the Termination Fee exceed $75,000,000. All payments to be made pursuant to this Section 8.2 shall be made by the applicable party as promptly as reasonably practicable (and, in any event, within three Business Days) following the date of termination of this Agreement pursuant to this Article VIII by wire transfer of immediately available funds to an account specified in writing by the party to receive such payments; provided, however, that any payment to be made pursuant to Section 8.2(c) shall be made to Investor prior to the termination of this Agreement pursuant to Section 8.1(h) by wire transfer of immediately available funds to an account specified in writing by Investor.

(i) The parties acknowledge and agree that, notwithstanding any other provision of this Agreement, (i) in no event shall the Investor, on the one hand, or any member of the MI Group or the MVT Group, on the other hand, be liable for, or seek to recover against the other party, any losses or damages with respect to this Agreement in excess of $75,000,000 (the “Cap”), (ii) the payment of the Cap by the Investor or the Equity Fund (in the case of the Equity Fund pursuant to the Limited Guarantee), on the one hand, or any member of the MI Group or the MVT Group, on the other hand, pursuant to this Section 8.2 shall be the sole and exclusive remedy of such party against the other party and such other party’s respective stockholders, partners, members, directors, officers, employees or agents for any losses or damages suffered such party as a result of the failure of the Transactions to be consummated or the termination of this Agreement, and (iii) upon payment of the Cap by the Investor or the Equity Fund (in the case of the Equity Fund pursuant to the Limited Guarantee), on the one hand, or any member of the MI Group or the MVT Group, on the other hand, pursuant to this Section 8.2 none of Investor or the Equity Fund, on the one hand, or any member of the MI Group or the MVT Group, on the other hand, or any of their respective stockholders, partners, members, directors, officers, employees or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Notwithstanding the foregoing, the parties acknowledge that if any party fails to pay promptly any amount due pursuant to and in accordance with this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a final, binding and nonappealable judgment against the breaching party for the fee set forth in this Section 8.2, the breaching party shall pay to the other party its reasonable attorneys’ fees and expenses in connection with such suit; provided, that, the amounts payable by either party pursuant to this sentence shall in no event exceed $2,000,000. The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement shall not survive the Closing Date. This Section 9.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing Date.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) upon confirmation of receipt if delivered by telecopy or telefacsimile, (c) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (d) on the date received if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to MI Corp. or Merger Sub or, prior to the Closing Date, to MVT Corp. or MVT Holding to:

Marshall & Ilsley Corporation

770 N. Water Street

Milwaukee, Wisconsin 53202

Fax: (414) 765-7899

Attention: Dennis J. Kuester

                 Chairman and Chief Executive Officer

                 Randall J. Erickson

                 Senior Vice President, General Counsel and Corporate Secretary

with a copy to:

Sidley Austin LLP

One S. Dearborn Street

Chicago, Illinois 60603

Fax: (312) 853-7036

Attention: Imad I. Qasim, Esq.

                 Pran Jha, Esq.

(b) if to MVT Corp. or MVT Holding, to:

Metavante Holding Company

4900 West Brown Deer Rd.

Milwaukee, Wisconsin 53223

Fax: (414) 362-1705

Attention: Frank Martire

                 Chief Executive Officer

                 Norrie J. Daroga

                 Executive Vice President, Chief Risk Officer & Secretary

with a copy to:

Quarles & Brady LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4497

Fax: (414) 978-8786

Attention: Patrick M. Ryan, Esq.

(c) if to Investor, to:

WPM, L.P.

c/o Warburg Pincus & Co.

466 Lexington Avenue

New York, New York 10017

Fax: (212) 878-9351

Attention: James Neary

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Fax: (212) 403-2000

Attention: Andrew R. Brownstein, Esq.

                  Igor Kirman, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 9.3 Amendment. Subject to Applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with this Agreement and the Transactions by the shareholders of MI Corp., but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4 Extension; Waiver. Subject to Applicable Law, at any time prior to the Closing Date, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of other parties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of other parties contained herein or in any document delivered pursuant hereto. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 9.5 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 9.6 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

Section 9.7 Entire Agreement; No Third Party Beneficiaries.

(a) This Agreement, the Confidentiality Agreement, the Transaction Agreements and the exhibits and schedules hereto and thereto and the other agreements and instruments of the parties delivered in connection herewith and therewith constitute the entire agreement and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof and thereof.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin (without giving effect to choice of law principles thereof).

Section 9.9 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties.

Section 9.10 Assignment. This Agreement shall not be assignable by any party without the prior written consent of the other parties; provided, however, that Investor may assign all of its rights hereunder to the Equity Fund or any Successor Fund or any entity wholly owned (other than de minimis (no more than 1%) ownership by any other Person or Persons, provided, that, such assignment would not be reasonably likely to prevent or impair or delay the consummation of the Transactions) by the Equity Fund and/or any Successor Fund with the prior written consent of MI Corp., which consent will not be unreasonably withheld, conditioned or delayed; provided, further, that (i) MI Corp. shall not be required to give its consent to any such assignment that would delay or impair the Closing, (ii) notwithstanding any such assignment, Investor shall remain liable to perform all of its obligations hereunder, (iii) the obligations of MI Corp., MVT Corp. and MVT Holding hereunder shall be subject to delivery by such assignee, on or prior to the Closing Date, of a certificate signed on its behalf containing substantially similar representations and warranties to those contained in Section 4.1 and (iv) Investor shall take all actions requested by MI Corp. in order to ensure that the Limited Guarantee and the Equity Commitment Letter remain in full force and effect after giving effect to such assignment. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns. If Investor requests that a portion of its rights hereunder be permitted to be assigned to any Person, MI Corp. will, subject to its consent rights, endeavor in good faith to accommodate such request.

Section 9.11 Submission to Jurisdiction; Waivers. (a) Each of Investor, MI Corp., MVT Corp. and MVT Holding irrevocably agrees that any legal action or proceeding with respect to this Agreement, the Transactions, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Wisconsin, and each of Investor, MI Corp., Merger Sub, MVT Corp. and MVT Holding hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts.

(b) Each of Investor, MI Corp., Merger Sub, MVT Corp. and MVT Holding hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the Transactions, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by Applicable Laws, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH PARTY FURTHER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR

ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of Section 6.21 of this Agreement, the third to last sentence of Section 6.3, or the Confidentiality Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to pursue specific performance of the terms of Section 6.21 of this Agreement, the third to last sentence of Section 6.3, or the Confidentiality Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Other than Section 6.21 of this Agreement, the third to last sentence of Section 6.3 and the Confidentiality Agreement, the parties shall not be entitled to pursue specific performance or other equitable relief with respect to any provision of this Agreement.

Section 9.13 Disclosure Schedule. The mere inclusion of an item in the relevant Disclosure Schedule as an exception to a representation, warranty or covenant shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect with respect to MI Corp., Merger Sub, MVT Corp. or any Subsidiary of the foregoing, as applicable.

Section 9.14 Mutual Drafting. This Agreement shall be deemed to be the joint work product of Investor, MI Corp., Merger Sub, MVT Corp. and MVT Holding and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

MARSHALL & ILSLEY CORPORATION

By:	/s/ MARK F. FURLONG
Name:	Mark F. Furlong
Title:	President

METAVANTE CORPORATION

By:	/s/ DONALD LAYDEN JR.
Name:	Donald Layden Jr.
Title:	Senior Executive Vice President

METAVANTE HOLDING COMPANY

By:	/s/ GREGORY A. SMITH
Name:	Gregory A. Smith
Title:	President

MONTANA MERGER SUB INC.

By:	/s/ GREGORY A. SMITH
Name:	Gregory A. Smith
Title:	President

WPM, L.P.

By:	WPM GP, LLC, its general partner

By:	/s/ JAMES NEARY
Name:	James Neary
Title:	Managing Director

Annex B

Execution Version

SEPARATION AGREEMENT

among

METAVANTE HOLDING COMPANY

METAVANTE CORPORATION,

NEW M&I CORPORATION

and

MARSHALL & ILSLEY CORPORATION

Dated as of April 3, 2007

B-i

SCHEDULES

Schedule 1.01(a)	Continuing Business Agreements
Schedule 1.01(b)	MI Financial Instruments
Schedule 1.01(c)	MVT Financial Instruments
Schedule 2.01	Other Transactions
Schedule 2.04(b)	Canceled Obligations

B-ii

SEPARATION AGREEMENT

This SEPARATION AGREEMENT (this “Agreement”), dated as of April 3, 2007, is among Metavante Holding Company, a Wisconsin corporation (“MVT Holding”), Metavante Corporation, a Wisconsin corporation (“MVT Corp.”) (MVT Holding and MVT Corp., collectively, the “MVT Parties”), Marshall & Ilsley Corporation, a Wisconsin corporation (“MI Corp.”), and New M&I Corporation, a Wisconsin corporation (“New MI Corp.”) (MI Corp. and New MI Corp., collectively, the “MI Parties”).

W I T N E S S E T H

WHEREAS, the MVT Parties, MI Corp., and Montana Merger Sub Inc., a Wisconsin corporation and a wholly-owned subsidiary of MVT Holding, have entered into an Investment Agreement, dated as the date hereof (the “Investment Agreement”) with, WPM, L.P., a Delaware limited partnership (“Investor”) pursuant to which Investor will purchase shares of Class A common stock of MVT Holding, par value $0.01 per share, (“MVT Holding Class A Common Stock”) for $625 million (the “Equity Investment”);

WHEREAS, in connection with the transactions contemplated by the Investment Agreement, one or more of the members of the MVT Group will incur $1.75 billion of indebtedness (the “Debt Financing”);

WHEREAS, the Board of Directors of MI Corp. (the “MI Corp. Board”) has determined it is in the best interests of MI Corp. and its shareholders to effect the transactions contemplated by this Agreement and the Investment Agreement;

WHEREAS, subject to the terms and conditions of this Agreement, MVT Holding shall distribute to the holders of shares of common stock of MVT Holding, par value $0.01 per share, (“MVT Holding Common Stock”), other than the shares held in the treasury of MVT Holding, on a pro rata basis as provided for herein, all of the issued and outstanding shares of New MI Corp. common stock, par value $0.01 per share, (“New MI Corp. Common Stock”) (the “Distribution”); and

WHEREAS, the parties to this Agreement intend that the MI Merger (as hereinafter defined) and the MI Conversion (as hereinafter defined) together qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, the MI LLC Contribution and the MI Cash Contribution followed by the Distribution qualifies as a reorganization within the meaning of Section 368(a)(1)(D) of the Code, and that the Distribution qualifies as a distribution eligible for nonrecognition under Sections 355 and 361(c) of the Code.

NOW, THEREFORE, in consideration of the premises and of the respective agreements and covenants contained in this Agreement, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions.

(a) As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Administrative Services Agreement” means the Administrative Services Agreement, dated as of the date hereof, among the MVT Parties and the MI Parties.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person and, with respect to the MVT Parties, following the

Distribution Time, includes the Investor and any Affiliates of the Investor; provided, however, that for purposes of the Transaction Agreements, following the Distribution Time, no member of either Group shall be deemed to be an Affiliate of any member of the other Group. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Ancillary Agreements” means, collectively, the Employee Matters Agreement, the Tax Allocation Agreement, the Administrative Services Agreement and the other agreements, if any, entered into or to be entered into between or among any of the MI Parties and any of the MVT Parties in connection with the Distribution (other than the Investment Agreement).

“Applicable Law” has the meaning set forth in the Investment Agreement.

“Benefiting Person” has the meaning set forth in Section 5.04.

“Claim Notice” has the meaning set forth in Section 4.04.

“Claims Administration” means the processing of claims made under Policies, including the reporting of claims to the insurance carrier, management and defense of claims, and providing for appropriate releases upon settlement of claims.

“Claims Made Policies” has the meaning set forth in Section 5.01(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any loan or credit agreement, note, instrument, mortgage, bond, indenture, real estate or other lease or sublease, benefit plan, license, sublicense, memorandum of understanding, sales order, purchase order, open bid or other contract, agreement or obligation, whether written or oral, express or implied, that is legally binding on any Person or any part of such Person’s property, in each case, including all amendments, modifications and supplements thereto and waivers and consents thereunder.

“Continuing Business Agreements” means any Contract by any Member of the MI Group, on the one hand, and any member of the MVT Group, on the other hand, contemplated by the Investment Agreement and the Transaction Agreements not to terminate as of the Distribution Date or any Contract contemplated by the Investment Agreement and the Transaction Agreements to be entered into, or that is otherwise entered into, prior to the Distribution Time, by any member of the MVT Group, on the one hand, and any member of the MI Group, on the other hand, including without limitation the Contracts listed on Schedule 1.01(a).

“Data and Records” means financial, accounting, corporate, operating, design, manufacturing, test and other data and records (in each case, in whatever form or medium, including electronic media), including books, records, notes, sales and sales promotional material and data, advertising materials, creative materials, credit information, cost and pricing information, customer, supplier and agent lists, other records pertaining to customers (prospective or current), business plans, reference catalogs, payroll and personnel records and procedures, research and development files, sales order files, litigation files, minute books, share ledgers, share transfer records and other similar data and records.

“Debt Financing” has the meaning set forth in the recitals to this Agreement.

“Distribution” has the meaning set forth in the recitals to this Agreement.

“Distribution Agent” means the Exchange Agent as defined in the Investment Agreement.

“Distribution Agent Agreement” has the meaning set forth in Section 3.02.

“Distribution Date” means the date determined by the MVT Holding Board in accordance with Section 3.01 as the date as of which the Distribution will be effective. The Distribution Date will be the MVT Holding Record Date.

“Distribution Shares” means the aggregate number of shares of New MI Corp. Common Stock constituting the Distribution.

“Distribution Time” means the time on the Distribution Date at which the Distribution is effective as determined by the MVT Holding Board.

“Employee Matters Agreement” means the Employee Matters Agreement, dated as of the date hereof, among the MVT Parties and the MI Parties.

“Equity Investment” has the meaning set forth in the recitals to this Agreement.

“Former Business” means any corporation, partnership, entity, division, business unit or business within the definition of Rule 11-01(d) of Regulation S-X (in each case, including any assets and liabilities comprising the same) that has been sold, conveyed, assigned, transferred or otherwise disposed of or divested (in whole or in part) or the operations, activities or production of which has been discontinued, abandoned, completed or otherwise terminated (in whole or in part).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Group” means the MVT Group or the MI Group, as applicable.

“Indemnifiable Losses” means any and all losses, Liabilities, claims, damages, deficiencies, obligations, fines, payments, Taxes, Liens, costs and expenses, in each case, matured or unmatured, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown, whenever arising and whether or not resulting from Third Party Claims (including the costs and expenses of any and all actions or proceedings; all amounts paid in connection with any demands, assessments, judgments, settlements and compromises relating thereto; interest and penalties with respect thereto; reasonable out-of-pocket expenses and reasonable attorneys’, accountants’ and other experts’ fees and expenses reasonably incurred in investigating, preparing for or defending against any such actions or proceedings or in asserting, preserving or enforcing an Indemnified Party’s rights hereunder; and any losses that may result from the granting of injunctive relief as a result of any such actions or proceedings).

“Indemnified Party” has the meaning set forth in Section 4.04.

“Indemnitor” has the meaning set forth in Section 4.04.

“Information” means all records, books, contracts, instruments, computer data and other data and information (in each case, in whatever form or medium, including electronic media).

“Investment Agreement” has the meaning set forth in the recitals to this Agreement.

“Investor” has the meaning set forth in the recitals to this Agreement or shall mean any assign of Investor permitted by the Investment Agreement.

“Liabilities” means any and all claims, debts, losses, payments, liabilities, guarantees, commitments, causes of action and obligations of whatever nature, in each case, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including those arising out of any Contract or tort, whether based on negligence, strict liability or otherwise) and whether or not the same would be required by generally accepted accounting principles to be reflected as a liability in financial statements or disclosed in the notes thereto, including all costs and expenses relating thereto.

“MI Business” means (a) the businesses engaged in prior to the Distribution Time by the MI Group; (b) Former Businesses of the MI Group; and (c) activities related primarily to or in furtherance of the foregoing.

“MI Cash Contribution” has the meaning set forth in the Investment Agreement.

“MI Conversion” has the meaning set forth in the Investment Agreement.

“MI Corp.” has the meaning set forth in the recitals to this Agreement.

“MI Corp. Board” has the meaning set forth in the recitals to this Agreement.

“MI Financial Instruments” means all credit facilities, guaranties, foreign currency forward exchange contracts, letters of credit and similar instruments primarily related to the MI Business under which any member of the MVT Group has any primary, secondary, contingent, joint, several or other Liability, including those set forth on Schedule 1.01(b).

“MI Group” means New MI Corp., MI Corp., MI LLC and each of the Subsidiaries of MI LLC (after giving effect to the MVT Distribution).

“MI Group Assets” has the meaning set forth in Section 5.03(a).

“MI Indemnified Parties” means each member of the MI Group and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“MI Liabilities” means (a) all Liabilities of any member of the MI Group under, or for which any member of the MI Group is expressly made responsible pursuant to the Investment Agreement or any Transaction Agreement to which it is or becomes a party, including the breach by any member of the MI Group of any agreement or covenant contained therein that does not by its express terms expire at or prior to the Distribution Time; (b) all Liabilities of any member of the MI Group that are not MVT Liabilities; (c) all Liabilities of any member of the MVT Group existing immediately prior to or at the Distribution Time that are not MVT Liabilities and (d) all Liabilities of any member of the MI Group or the MVT Group with respect to indebtedness for borrowed money existing immediately prior to the Distribution Time (other than in the case of the MVT Group, the Debt Financing), in the case of each of clauses (a) and (b), regardless of whether such Liability existed prior to, at or after the Distribution Time.

“MI LLC” has the meaning set forth in the Investment Agreement.

“MI LLC Contribution” has the meaning set forth in the Investment Agreement.

“MI Merger” has the meaning set forth in the Investment Agreement.

“MI Parties” has the meaning set forth in the first paragraph of this Agreement.

“MI Sell-off Period” has the meaning set forth in Section 5.02(d).

“MI Subsidiaries” means each direct and indirect Subsidiary of MI Corp. and/or New MI Corp. other than members of the MVT Group.

“MI Trademarks” has the meaning set forth in Section 5.02(c).

“MVT Cash” means the actual amount of cash and cash equivalents (including marketable securities and short term investments) on hand in all accounts owned by a member of the MVT Group with any financial institution, other than cash held for the account of any other Person.

“MVT Corp.” has the meaning set forth in the first paragraph of the Agreement.

“MVT Business” means (a) the businesses engaged in prior to the Distribution Time by the MVT Group and that constitute MI Corp.’s Metavante Corporation segment for reporting purposes as listed in the latest Annual Report on Form 10-K of MI Corp. included in the MI Corp. Filed SEC Reports; (b) Former Businesses of the MVT Group; and (c) activities primarily related to or in furtherance of the foregoing.

“MVT Distribution” means the distribution by MI LLC of the common stock, par value $0.01 per share, of MVT Corp. to MVT Holding.

“MVT Distribution Time” means the time at which the distribution by MI LLC of the common stock, par value $0.01 per share, of MVT Corp. to MVT Holding is consummated.

“MVT Financial Instruments” means all credit facilities, guaranties, foreign currency forward exchange contracts, letters of credit and similar instruments primarily related to the MVT Business under which any member of the MI Group has any primary, secondary, contingent, joint, several or other Liability, including those set forth on Schedule 1.01(c).

“MVT Group” means MVT Holding, MVT Corp. and each of the MVT Subsidiaries.

“MVT Group Assets” has the meaning set forth in Section 5.03(b).

“MVT Holding” has the meaning set forth in the first paragraph of this Agreement.

“MVT Holding Board” means the Board of Directors of MVT Holding or a duly authorized committee thereof.

“MVT Holding Class A Common Stock” has the meaning set forth in the recitals to this Agreement.

“MVT Holding Common Stock” has the meaning set forth in the recitals to this Agreement.

“MVT Holding Record Date” means the date set by the MVT Holding Board to determine holders of record of MVT Holding Common Stock entitled to receive the Distribution. The MVT Holding Record Date will be the close of business on the Closing Date.

“MVT Indemnified Parties” means each member of the MVT Group and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“MVT Liabilities” means (a) all Liabilities of any member of the MVT Group under, or for which any member of the MVT Group is expressly made responsible pursuant to the Investment Agreement or any Transaction Agreement to which it is or becomes a party, including the breach by any member of the MVT Group of any agreement or covenant contained therein that does not by its express terms expire at or prior to the Distribution Time; (b) all Liabilities of any member of the MVT Group to the extent based upon, arising out of or resulting from the MVT Business; (c) all Liabilities of any member of the MI Group to the extent based upon, arising out of or resulting from the MVT Business (other than Liabilities expressly assumed or retained by the MI

Parties pursuant to the Investment Agreement or the Transaction Agreements), in the case of each of clauses (a) through (c), regardless of whether such Liability existed prior to, at or after the Distribution Time.

“MVT Parties” has the meaning set forth in the first paragraph of this Agreement.

“MVT Sell-off Period” has the meaning set forth in Section 5.02(c).

“MVT Subsidiaries” means each direct and indirect Subsidiary of MVT Corp. and/or MVT Holding other than a member of the MI Group.

“MVT Trademarks” has the meaning set forth in Section 5.02(d).

“New MI Corp.” has the meaning set forth in the first paragraph to this Agreement.

“New MI Corp. Common Stock” has the meaning set forth in the recitals to this Agreement.

“Occurrence Basis Policies” has the meaning set forth in Section 5.01(b).

“Person” means an individual, corporation, limited liability company, partnership, association, joint venture, trust, unincorporated organization, other entity or group (as defined in the Securities Exchange Act of 1934, as amended) including any Governmental Entity.

“Policies” means all insurance policies, insurance contracts and claim administration contracts of any kind of any member of the MI Group and their predecessors which were or are in effect at any time at or prior to the Distribution Time (other than insurance policies, insurance contracts and claim administration contracts established in contemplation of the Distribution to cover only the members of the MVT Group after the Distribution Time), including primary, excess and umbrella, commercial general liability, fiduciary liability, product liability, automobile, aircraft, property and casualty, business interruption, directors and officers liability, employment practices liability, workers’ compensation, crime, errors and omissions, special accident, cargo and employee dishonesty insurance policies and captive insurance company arrangements, together with all rights, benefits and privileges thereunder.

“Privileged Information” means, with respect to either Group, Information regarding a member of such Group, or any of its operations, employees, assets or Liabilities (whether in documents or stored in any other form or known to its employees or agents) that is or may be protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or other applicable privilege or that a Group is required to keep confidential pursuant to the terms of a Contract with a third Person.

“Related Party Agreements” means any Contract between any member of the MI Group, on the one hand, and any member of the MVT Group, on the other hand.

“Representative” means, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives.

“Required Consent” has the meaning set forth in Section 5.04.

“Shared Policies” means all Policies that include any member of the MVT Group and/or any or all of the MVT Business within the definition of the named insured.

“Subsidiary” has the meaning set forth in the Investment Agreement.

“Tax” and “Taxes” has the meaning set forth in the Investment Agreement.

“Tax Allocation Agreement” means the Tax Allocation Agreement, dated as of the date hereof, among the MVT Parties and the MI Parties.

“Third Party Claim” has the meaning set forth in Section 4.06(a).

“Trade Payables” means (i) all payables of any member of the MVT Group incurred in the ordinary course of business consistent with past practice for purchases of goods or services from any member of the MI Group, and (ii) all payables of any member of the MI Group incurred in the ordinary course of business consistent with past practice for purchases of goods or services from any member of the MVT Group.

“Transaction Agreements” means, collectively, this Agreement and each Ancillary Agreement.

“Transaction Payables” means all expenses to be paid by the MVT Parties pursuant to Section 8.05.

“Transferring Person” has the meaning set forth in Section 5.04.

(b) Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Investment Agreement.

ARTICLE II

ACTIONS PRIOR TO THE DISTRIBUTIONS

Section 2.01 Other Transactions. Prior to the Distribution Time, subject to the terms and conditions of the Investment Agreement, the MVT Parties and the MI Parties shall, and shall cause their respective Subsidiaries to, consummate the transactions set forth in Sections 3.1(a), (b), (c), (d), (e), (f), (g) and (h) of the Investment Agreement, including the MI Merger, the MI Conversion, the MVT Distribution, the MI Cash Contribution, and the MI LLC Contribution in the order set forth therein. Prior to the Distribution Time, the MVT Parties and the MI Parties may, and may cause their respective Subsidiaries to, consummate the transactions set forth on Schedule 2.01. For the avoidance of doubt, nothing in this Section 2.01 or Schedule 2.01 shall be deemed to limit the ability of the MVT Parties, the MI Parties and their respective Subsidiaries to take the actions they are permitted to take under the Investment Agreement, including under Section 5.1 thereof.

Section 2.02 Capital Structure of New MI Corp. After the transactions described Sections 3.1(a), (b), (c), (d), (e), (f), (g) and (h) of the Investment Agreement and on Schedule 2.01 of this Agreement are effected and prior to the Distribution Time, if necessary, the MVT Parties and the MI Parties shall cause (a) the number of authorized shares of New MI Corp. Common Stock to equal or exceed three times the number of shares of MVT Holding Common Stock issued as of the MVT Holding Record Date and (b) the number of shares of New MI Corp. Common Stock outstanding as of the MVT Holding Record Date to be increased to equal three times the number of shares of MVT Holding Common Stock issued and outstanding as of the MVT Holding Record Date.

Section 2.03 Financial Instruments.

(a) The MI Parties will use their reasonable best efforts to take or cause to be taken all actions, and enter into (or cause their Subsidiaries to enter into) such agreements and arrangements, as shall be necessary to cause, as of the Distribution Time, (i) the removal of members of the MVT Group from all MI Financial Instruments and (ii) the members of the MVT Group to be fully and unconditionally released from all Liabilities in respect of the MI Financial Instruments. It is understood and agreed that all Liabilities in respect of the MI Financial Instruments are MI Liabilities and the MI Parties shall indemnify the members of the MVT Group from any Liabilities suffered thereby arising out of, resulting from or relating to the MI Financial Instruments. Without limiting the foregoing, after the Distribution Time, the MI Parties will not, and will not permit any member of the MI Group to, renew, extend, modify, amend or supplement any MI Financial Instrument in any manner that would increase, extend or give rise to any Liability of a member of the MVT Group under such MI Financial Instrument.

(b) The MVT Parties will use their reasonable best efforts to take or cause to be taken all actions, and enter into (or cause their Subsidiaries to enter into) such agreements and arrangements, as shall be necessary to cause, as of the Distribution Time, (i) the removal of members of the MI Group from all MVT Financial Instruments and (ii) the members of the MI Group to be fully and unconditionally released from all Liabilities in respect of the MVT Financial Instruments. It is understood and agreed that all Liabilities in respect of the MVT Financial Instruments are MVT Liabilities and the MVT Parties shall indemnify the members of the MI Group from any Liabilities suffered thereby arising out of, resulting from or relating to the MVT Financial Instruments. Without limiting the foregoing, after the Distribution Time, the MVT Parties will not, and will not permit any member of the MVT Group to, renew, extend, modify, amend or supplement any MVT Financial Instrument in any manner that would increase, extend or give rise to any Liability of a member of the MI Group under such MVT Financial Instrument.

(c) The parties’ obligations under this Section 2.03 will continue to be applicable to all MI Financial Instruments and MVT Financial Instruments identified at any time by the MVT Parties or the MI Parties, whether before, at or after the Distribution Time.

Section 2.04 Related Party Agreements; Intercompany Accounts; MVT Cash.

(a) Immediately prior to the Distribution Time, all Related Party Agreements, other than the Investment Agreement and the Transaction Agreements, any Trade Payables, the Transaction Payables and the Continuing Business Agreements, shall automatically terminate.

(b) Effective immediately prior to the Distribution Time, all intercompany receivables, payables and loans (other than any amounts owed under the Investment Agreement, the Transaction Agreements, the Trade Payables, the Continuing Business Agreements and the Transaction Payables) between the members of the MVT Group, on the one hand, and the members of the MI Group, on the other hand, which are listed on Schedule 2.04(b), shall automatically be cancelled. All Trade Payables shall be promptly paid when due. All Transaction Payables shall be paid as provided in this Agreement and the Investment Agreement.

(c) Pursuant to Section 3.1 of the Investment Agreement, on the Distribution Date MVT Corp. shall pay the MVT Dividend to MVT Holding and MVT Holding shall make the MI Contribution to New MI Corp. Other than the MI Contribution and except quarterly cash dividends from the MVT Group to the MI Group (such quarterly dividends not to exceed $1,000,000 per quarter), between the date hereof and the Distribution Date, no MVT Group member shall make any dividend, distribution or contribution to capital consisting of assets, cash or cash equivalents to any MI Group member.

(d) At all times after the date hereof and prior to the Distribution Time, the MVT Parties shall cause all members of the MVT Group to collect receivables, pay and discharge payables and other Liabilities and maintain inventory levels, in each case in the ordinary course of business consistent with past practice.

(e) Subject to the restrictions of Applicable Laws or the terms of any applicable Contracts, prior to the Distribution Time, the MI Parties will use their reasonable best efforts to cause each non-U.S. member of the MVT Group to have paid, and have satisfied any withholding obligations with respect to, all interest accrued on obligations owed to any other member of the MVT Group or any member of the MI Group. Subject to the restrictions of Applicable Laws or the terms of any applicable Contracts, the MI Parties will, in the case of any non-U.S. member of the MVT Group, use their reasonable best efforts to cause (i) the actual amount of MVT Cash (including marketable securities and short term investments) on hand in accounts owned by such non-U.S. member (plus the amount owed to such non-U.S. member by a U.S. member of the MVT Group) not to exceed (ii) the amount of cash reasonably needed to satisfy the needs of the business of such non-U.S. member (plus the amount owed by such non-U.S. member to a U.S. member of the MVT Group), in each case prior to the Distribution Time and to satisfy any withholding in connection with the foregoing in a manner expressed in the first sentence of this Section 2.04(e).

(f) The MI Group will ensure that, immediately after the Distribution Time, none of the MVT Parties shall have any outstanding indebtedness for borrowed money or be responsible for or be a guarantor of any indebtedness for borrowed money of any other Person who is not a member of the MVT Group, except, in each case, the Debt Financing.

Section 2.05 Resignations; Transfer of Shares Held as Nominee.

(a) Except to the extent provided in the Investment Agreement, MI Corp. will cause all of its employees and directors and all of the employees and directors of each other member of the MI Group to resign, effective not later than immediately prior to the Distribution Time, from all boards of directors or similar governing bodies of any member of the MVT Group on which they serve, and from all positions as officers of any member of the MVT Group in which they serve. Except to the extent provided in the Investment Agreement, and except as provided in the following sentence, the MVT Parties will cause all of their employees and directors and all of the employees and directors of each other member of the MVT Group to resign, effective not later than immediately prior to the Distribution Time, from all boards of directors or similar governing bodies of any member of the MI Group on which they serve, and from all positions as officers of any member of the MI Group in which they serve. The members of the MVT Holding Board shall resign effective as of the Distribution Time.

(b) MI Corp. will cause each of their employees, and each of the employees of the other members of the MI Group, who holds shares or similar evidence of ownership of any member of the MVT Group as nominee for such entity pursuant to the laws of the jurisdiction in which such entity is located to transfer such shares or similar evidence of ownership to the Person so designated by the MVT Parties to be such nominee as of and after the Distribution Time. The MVT Parties will cause each of their employees, and each of the employees of the other members of the MVT Group, who holds shares or similar evidence of ownership of any member of the MI Group as nominee for such entity pursuant to the laws of the jurisdiction in which such entity is located to transfer such shares or similar evidence of ownership to the Person so designated by the MI Parties to be such nominee as of and after the Distribution Time.

(c) Effective no later than immediately prior to the Distribution Time, the MVT Parties will cause each of their employees and each of the employees of the other members of the MVT Group to revoke or withdraw their express written authority, if any, to act on behalf of any member of the MI Group as an agent or representative therefor after the Distribution Time. Effective immediately prior to the Distribution Time, all authority of employees of the MVT Parties and employees of the other members of the MVT Group to act on behalf of any member of the MI Group shall automatically terminate. Effective no later than immediately prior to the Distribution Time, the MI Parties will cause each of their employees and each of the employees of the other members of the MI Group to revoke or withdraw their express written authority, if any, to act on behalf of any member of the MVT Group as an agent or representative therefor after the Distribution Time. Effective immediately prior to the Distribution Time, all authority of employees of the MI Parties and employees of the other members of the MI Group to act on behalf of any member of the MVT Group shall automatically terminate.

Section 2.06 Other Ancillary Agreements. Subject to the terms and conditions of this Agreement and the Investment Agreement, at or prior to the Distribution Time, each of the MVT Parties and the MI Parties shall execute and deliver to the other the Ancillary Agreements not previously executed and delivered.

ARTICLE III

THE DISTRIBUTIONS

Section 3.01 MVT Holding Record Date and Distribution Date. Subject to the terms and conditions of this Agreement, the MVT Holding Board, in accordance with Applicable Law, shall establish the MVT Holding Record Date and the Distribution Date and any appropriate procedures in connection with the Distribution. Subject to the terms and conditions of this Agreement and in accordance with Applicable Law, the Distribution Date shall be established to be the same as the Closing Date.

Section 3.02 The Distribution Agent. Prior to the Distribution Time and subject to the terms and conditions of this Agreement, MVT Holding shall enter into an agreement with the Distribution Agent providing for, among other things, the transactions described in this Article III (the “Distribution Agent Agreement”).

Section 3.03 Delivery of Distribution Shares. Subject to the terms and conditions of this Agreement, at or prior to the Distribution Time, MVT Holding shall deliver to the Distribution Agent for the benefit of each record holder of MVT Holding Common Stock on the MVT Holding Record Date (or, if applicable, any transferee of such holder that purchased such holder’s shares in the “regular way” market), the Distribution Shares (which shall represent all of the outstanding shares of New MI Corp. Common Stock). MVT Holding shall cause the transfer agent for the shares of New MI Corp. Common Stock to instruct the Distribution Agent to hold in trust the appropriate number of such shares of New MI Corp. Common Stock for each holder of record of MVT Holding Common Stock as of the MVT Holding Record Date (or, if applicable, any transferee of such holder that purchased such holder’s shares in the “regular way” market).

Section 3.04 The Distribution. Subject to the terms and conditions of this Agreement, MVT Holding shall instruct the Distribution Agent to effect the Distribution pursuant to the Distribution Agent Agreement to each holder of record of MVT Holding Common Stock on the MVT Holding Record Date (or, if applicable, any transferee of such holder that purchased such holder’s shares in the “regular way” market).

Section 3.05 Cooperation Prior to the Distribution. Prior to the Distribution, the MVT Parties and the MI Parties will use their reasonable best efforts to take all such action as may be necessary or appropriate under the securities or “blue sky” laws of the states or other political subdivisions of the United States and the securities laws of any applicable foreign countries or other political subdivisions thereof in connection with the transactions contemplated by this Agreement.

Section 3.06 Conditions to the Distribution. The obligation of MVT Holding to consummate the Distribution and the other transactions contemplated by this Agreement is subject to the satisfaction of the following conditions:

(a) each condition to the Investment Agreement shall have been fulfilled or, to the extent permitted under Applicable Law, waived by the party for whose benefit such condition exists; and

(b) the closing of the Equity Investment shall have occurred.

Section 3.07 Waiver of Conditions. None of the conditions set forth in Section 3.06 shall be waived by the MVT Holding Board without the prior written consent of MI Corp.; provided, however, that unless the Investment Agreement has been terminated, none of the conditions set forth in Sections 3.06 shall be waived unless MVT Holding receives the prior written consent of Investor, which shall not be unreasonably withheld, conditioned or delayed.

ARTICLE IV

MUTUAL RELEASE; INDEMNIFICATION

Section 4.01 Mutual Release.

(a) Effective as of the Distribution Time and except as provided in Section 4.01(b) or as otherwise expressly provided in the Transaction Agreements or the Investment Agreement, each of the MVT Parties, on behalf of themselves and each of the other members of the MVT Group, including their successors and assigns, on the one hand, and the MI Parties, on behalf of themselves and each of the other members of the MI Group, including their successors and assigns, on the other hand, hereby releases and forever discharges the members of the other Group and their respective directors, officers and employees (in each case, in their respective capacities as such)

and their respective heirs, executors, administrators, successors and assigns, of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims, judgments and Liabilities whatsoever of every name and nature, both in law and in equity, whether direct or derivative, known or unknown, suspected or unsuspected, fixed or contingent, which the releasing party has or ever had or ever will have, which arise out of, result from or relate to events, circumstances or actions taken by such other party occurring or failing to occur or any conditions existing at or prior to the Distribution Time.

(b) Nothing in Section 4.01(a) shall in any way affect or impair the rights of any Person under this Agreement (including Sections 4.02 and 4.03), any other Transaction Agreement, the Investment Agreement and any Continuing Business Agreements. In addition, nothing in Section 4.01(a) shall release or discharge any Person from:

(i) any Liabilities or obligations under or resulting from any Continuing Business Agreement;

(ii) any Liability or obligation, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of a Group under, this Agreement or any other Transaction Agreement or the Investment Agreement;

(iii) any Liability arising from or relating to the sale, lease, manufacture, construction, provision, or receipt of goods or services, payment for goods, property or services purchased, obtained or used in the ordinary course of business by a member of a Group from a member of the other Group prior to the Distribution Date or any related refund claims; or

(iv) any Liability the release of which would result in the release of any Person other than a member of the MVT Group or the MI Group or their respective directors, officers and employees; provided, however, that the parties agree not to and to cause the other members of their Group not to bring suit against any member of the other Group or any of their respective directors, officers and employees with respect to any such Liability.

(c) The MI Parties agree, for themselves and as agents for each other member of the MI Group, not to make any claim or demand, or commence any action asserting any claim or demand, including any claim of contribution or any indemnification, against either of the MVT Parties or any other member of the MVT Group or any of their respective directors, officers and employees, with respect to any Liabilities released pursuant to this Section 4.01. The MVT Parties agree, for themselves and as agents for each other member of the MVT Group, not to make any claim or demand, or commence any action asserting any claim or demand, including any claim of contribution or any indemnification, against either of the MI Parties or any other member of the MI Group or any of their respective directors, officers and employees, with respect to any Liabilities released pursuant to this Section 4.01.

(d) At any time, at the request of any other party, each party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions of this Section 4.01, provided that such member is a member of the applicable Group at the time of such request.

(e) Each of the MVT Parties on behalf of itself and the other members of the MVT Group hereby releases and forever discharges each member of any Board of Directors of any member of the MVT Group (in each case, in their respective capacities as such) of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and Liabilities whatsoever of every name and nature, both in law and in equity, which the releasing party has or ever had or ever will have, which arise out of or result from the declaration by any such Board of Directors of the distributions included in the Closing Transactions (as defined in the Investment Agreement).

Section 4.02 Indemnification by the MVT Parties. Subject to the provisions of this Article IV, from and after the Distribution Time, the MVT Parties shall, and shall cause each member of the MVT Group to, indemnify, defend and hold harmless the MI Indemnified Parties from and against, and pay or reimburse, as the case may be, the MI Indemnified Parties for, all Indemnifiable Losses, as incurred, suffered by any MI Corp. Indemnified Party based upon, arising out of or resulting from the following:

(a) the MVT Liabilities (including the failure by MVT Holding or any other member of the MVT Group to pay, perform or otherwise discharge the MVT Liabilities in accordance with their terms), whether such Indemnifiable Losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the Distribution Time;

(b) the enforcement by the MI Indemnified Parties of their rights to be indemnified, defended and held harmless under this Section 4.02; or

(c) the use by any member of the MVT Group of any MI Trademarks.

Section 4.03 Indemnification by the MI Parties. Subject to the provisions of this Article IV, from and after the Distribution Time, the MI Parties shall, and shall cause each member of the MI Group to, indemnify, defend and hold harmless the MVT Indemnified Parties from and against, and pay or reimburse, as the case may be, the MVT Indemnified Parties for, all Indemnifiable Losses, as incurred, suffered by any MVT Indemnified Party based upon, arising out of or resulting from the following:

(a) the MI Liabilities (including the failure by New MI Corp. or any other member of the MI Group to pay, perform or otherwise discharge the MI Liabilities in accordance with their terms), whether such Indemnifiable Losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the Distribution Time;

(b) the enforcement by the MVT Indemnified Parties of their rights to be indemnified, defended and held harmless under this Section 4.03; or

(c) the use by any member of the MI Group of any MVT Trademarks.

Section 4.04 Notice of Claims. Any MVT Indemnified Party or MI Corp. Indemnified Party seeking indemnification hereunder (the “Indemnified Party”) shall give promptly to the Person obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to the claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, or a reasonable estimate thereof, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, however, that, in each case, the failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

Section 4.05 Determination of Amount.

(a) In calculating any amount that any Indemnitor is required to pay an Indemnified Party in respect of Indemnifiable Losses provided under this Agreement, there shall be deducted any insurance recovery actually received by or on behalf of such Indemnified Party under any Policy (net of any deductibles, retentions or self insurance provisions). In determining the amount of any Indemnifiable Losses, such amount shall be (i) reduced to take into account any net Tax benefit realized by the Indemnified Party arising from the incurrence or payment by the Indemnified Party of such Indemnifiable Losses and (ii) increased to take into account any net Tax cost incurred by the Indemnified Party as a result of the receipt or accrual of payments hereunder (grossed-up for such increase), in each case determined by treating the Indemnified Party as recognizing all other items of income, gain, loss, deduction or credit before recognizing any item arising from such Indemnifiable Losses (provided that if the Tax benefit or cost is realized in a Tax period following the period in which the indemnity payment is made, the Tax benefit or cost amount (as the case may be) shall be paid over when realized). It is the intention of the parties to this Agreement that indemnity payments made pursuant to this Agreement are to be treated as relating back to the Distribution as an adjustment to capital (i.e., capital contribution or distribution), and the parties shall not take any position inconsistent with such intention before any Tax authority, except to the extent that a final determination (as defined in Section 1313 of the Code) with respect to the recipient party causes any such payment not to be so treated.

(b) After the giving of any Claim Notice pursuant to Section 4.04, the amount of indemnification to which an Indemnified Party shall be entitled under this Article IV shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

(c) The Indemnitor shall pay all amounts payable pursuant to Section 4.05(b) by wire transfer of immediately available funds promptly, but in no case later than ten (10) days, after the date on which such amount has been finally and conclusively determined.

Section 4.06 Third Party Claims.

(a) If a claim or demand is made against an Indemnified Party, or an Indemnified Party shall otherwise learn of an assertion, by any Person who is not a party to this Agreement (or an Affiliate thereof) as to which an Indemnitor is reasonably likely to be obligated to provide indemnification pursuant to this Agreement (a “Third Party Claim”), such Indemnified Party will notify the Indemnitor in writing, and in reasonable detail, of the Third Party Claim reasonably promptly, but in no event later than ten (10) days, after becoming aware of such Third Party Claim; provided, however, that failure to give such notification will not affect the indemnification provided hereunder except to the extent the Indemnitor shall have been actually prejudiced as a result of such failure. Such notice of a Third Party Claim shall include the amount or estimated amount of damages sought thereunder, any other remedy sought thereunder, any relevant time constraints relating thereto and any other material details pertaining thereto, in each case to the extent then known to the Person giving the notice. Thereafter, the Indemnified Party will deliver to the Indemnitor, promptly, but in no event later than ten (10) days, after the Indemnified Party’s receipt thereof, copies of all material notices and documents (including court papers) received or transmitted by or on behalf of the Indemnified Party relating to the Third Party Claim; provided, however, that failure to give such notification will not affect the indemnification provided hereunder except to the extent the Indemnitor shall have been actually prejudiced as a result of such failure.

(b) If a Third Party Claim is made against an Indemnified Party, the Indemnitor will be entitled to participate in or to assume the defense thereof (in either case, at the election and expense of the Indemnitor) with counsel selected by the Indemnitor and reasonably satisfactory to the Indemnified Party. Should the Indemnitor so elect to assume the defense of a Third Party Claim, the Indemnitor will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, that if in the Indemnified Party’s reasonable judgment a conflict of interest exists in respect of such claim, such Indemnified Party will have the right to employ separate counsel reasonably satisfactory to the Indemnitor to represent such Indemnified Party and in that event the reasonable fees and expenses of such separate counsel (but not more than one separate counsel for all Indemnified Parties similarly situated) shall be paid by such Indemnitor. If the Indemnitor assumes the defense of any Third Party Claim, the Indemnified Party will have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor, it being understood that the Indemnitor will control such defense. If the Indemnitor assumes the defense of any Third Party Claim, the Indemnitor will promptly supply to the Indemnified Party copies of all material correspondence and documents relating to or in connection with such Third Party Claim and keep the Indemnified Party informed of all material developments relating to or in connection with such Third Party Claim. If the Indemnitor chooses to assume the defense of a Third Party Claim, the parties hereto will cooperate in the defense thereof (such cooperation to be at the expense, including reasonable legal fees and expenses, of the Indemnitor), which cooperation shall include the retention in accordance with this Agreement and (upon the Indemnitor’s request) the provision to the Indemnitor of records and information that are reasonably relevant to such Third Party Claim, and making employees, officers, directors, and, to the extent practicable, agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. In any case, the Indemnitor and the Indemnified Party shall use commercially reasonable efforts to avoid production of Privileged Information, and to cause all communications among employees, counsel and others representing any party to the Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privilege.

(c) No Indemnitor will consent to any settlement, compromise or discharge (including the consent to entry of any judgment) of any Third Party Claim without the Indemnified Party’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned); provided, that if the Indemnitor assumes the defense of any Third Party Claim, the Indemnified Party will agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnitor may recommend and that by its terms obligates the Indemnitor to pay the full amount of Indemnifiable Losses in connection with such Third Party Claim and unconditionally and irrevocably releases the Indemnified Party and its Affiliates completely from all Liability in connection with such Third Party Claim; provided, however, that the Indemnified Party may refuse to agree to any such settlement, compromise or discharge that (i) provides for injunctive or other nonmonetary relief restricting the future activity or conduct of the Indemnified Party or any of its Affiliates, (ii) includes a finding or admission of violation of law, guilt or responsibility of the Indemnified Party or any of its Affiliates, (iii) includes a finding or admission that would have an adverse effect on other claims made or threatened against the Indemnified Party or any of its Affiliates, or (iv) in the reasonable opinion of the Indemnified Party, would otherwise materially adversely affect the Indemnified Party or any of its Affiliates. Whether or not the Indemnitor shall have assumed the defense of a Third Party Claim, the Indemnified Party will not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnitor’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned).

(d) If the Indemnitor (i) elects not to defend the Indemnified Party against a Third Party Claim or (ii) after assuming the defense of a Third Party Claim, fails to take reasonable steps to defend diligently such Third Party Claim within ten (10) days after receiving written notice from the Indemnified Party to the effect that the Indemnitor has so failed, the Indemnified Party shall have the right but not the obligation to assume or resume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming or resuming (or by not assuming or resuming) the defense of such Third Party Claim.

(e) In the event of payment in full of Indemnifiable Losses by an Indemnitor to any Indemnified Party in connection with any Third Party Claim, such Indemnitor will be subrogated to and shall stand in the place of such Indemnified Party as to any events or circumstances in respect of which such Indemnified Party may have any right or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other Person. Such Indemnified Party will cooperate with such Indemnitor in a reasonable manner, and at the cost and expense of such Indemnitor, in prosecuting any subrogated right or claim.

Section 4.07 Exclusive Remedy. Subject to Section 4.10, this Article IV shall be the exclusive remedy with respect to matters covered by this Article IV.

Section 4.08 Limitations. IN NO EVENT SHALL ANY PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL (INCLUDING LOSS OF REVENUES OR PROFITS), EXEMPLARY OR PUNITIVE DAMAGES ARISING UNDER ANY LEGAL OR EQUITABLE THEORY OR ARISING UNDER OR IN CONNECTION WITH THIS ARTICLE IV, ALL OF WHICH ARE HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES REGARDLESS OF WHETHER OR NOT ANY PARTY TO THIS AGREEMENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. INCIDENTAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES PAID BY AN INDEMNIFIED PARTY TO A THIRD PERSON IN RESPECT OF A THIRD PARTY CLAIM SHALL NOT BE DEEMED TO BE SPECIAL, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES FOR PURPOSES OF THIS AGREEMENT.

Section 4.09 Survival of Indemnities. The obligations of each of the MVT Parties and the MI Parties under this Article IV will not terminate at any time and will survive the sale or other transfer by any member of a Group of any assets or businesses or the assignment by any member of a Group of any Liabilities.

Section 4.10 Exclusivity of Tax Allocation Agreement. Notwithstanding anything in this Agreement to the contrary, except for those tax matters specifically addressed herein, in the Investment Agreement or the Employee Matters Agreement, the Tax Allocation Agreement will be the exclusive agreement among the parties with respect to all Tax matters, including indemnification in respect of Tax matters.

ARTICLE V

CERTAIN OTHER MATTERS

Section 5.01 Insurance.

(a) Coverage. Subject to the provisions of this Section 5.01, coverage of the MVT Parties and their Subsidiaries under all Policies shall cease as of the Distribution Time. From and after the Distribution Time, the MVT Parties and their Subsidiaries will be responsible for obtaining and maintaining all insurance coverages in their own right. All Policies will be retained by the MI Parties and their Subsidiaries, together with all rights, benefits and privileges thereunder (including the right to receive any and all return premiums with respect thereto), except that the MVT Parties will have the rights in respect of Policies to the extent described in Section 5.01(b).

(b) Rights Under Shared Policies. From and after the Distribution Time, (i) the MVT Parties will have the right to assert claims (and the MI Parties will use reasonable best efforts to assist the MVT Parties in asserting claims if so requested) for any loss, liability or damage with respect to the MVT Business under Shared Policies with third party insurers that are “occurrence basis” insurance policies (“Occurrence Basis Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Distribution Time to the extent that the terms and conditions of any such Occurrence Basis Policies and agreements relating thereto so allow; (ii) the MVT Parties will have the right to continue to prosecute claims with respect to the MVT Business properly asserted with the insurer prior to the Distribution Time (and the MI Parties will use reasonable best efforts to assist the MVT Parties in connection therewith if so requested) under Shared Policies with third party insurers that are insurance policies written on a “claims made” basis (“Claims Made Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Distribution Time to the extent that the terms and conditions of any such Claims Made Policies and agreements relating thereto so allow; (iii) with respect to Shared Policies, the members of the MI Group shall request that the underwriters or claims administrators under such policies provide the MVT Parties with detailed loss information with respect to the MVT Business to the extent required to complete future renewal negotiations and actuarial reviews of the MVT Parties, in the case of each of clause (i) and (ii), at no cost to the MVT Parties; and (iv) to the extent that MI Corp. is able to keep members of the MVT Group as named insureds under Claims Made Policies at no expense or other cost (financial or otherwise) to any member of the MI Group or any of its Affiliates, which MI Corp. shall use its reasonable best efforts to do, and to the extent permitted by such Claims Made Policies, the MVT Parties may prosecute claims with respect to the MVT Business under such Claims Made Policy arising out of insured incidents occurring from the date of coverage thereunder first commenced until the Distribution Time to the extent that the terms and conditions of any such Claims Made Policies and agreements relating thereto so allow; provided, that in the case of clauses (i) through (iv), (A) all of the MI Parties’ and each of the other members of the MI Group’s reasonable costs and expenses incurred in connection with the foregoing are promptly paid by the MVT Parties, (B) the MI Parties and the other members of the MI Group may, at any time, without liability or obligation to the MVT Parties or any of their Subsidiaries (other than as set forth in Section 5.01(c)), amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Occurrence Basis Policies or Claims Made Policies (and such claims shall be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications), (C) such claims will be subject to

(and recovery thereon will be reduced by the amount of) any applicable deductibles, retentions or self-insurance provisions, (D) such claims will be subject to (and recovery thereon will be reduced by the amount of) any payment or reimbursement obligations of the MI Parties, any of their Subsidiaries or any Affiliate of the MI Parties or any their Subsidiaries in respect thereof and (E) such claims will be subject to exhaustion of existing sublimits and aggregate limits. The MI Parties’ obligation to use reasonable best efforts to assist the MVT Parties in asserting claims under applicable Shared Policies will include using reasonable best efforts in assisting the MVT Parties to establish their right to coverage under such Shared Policies (so long as all of the MI Parties’ reasonable out-of-pocket costs and expenses in connection therewith are promptly paid by the MVT Parties). None of the MI Parties or their Subsidiaries will bear any Liability for the failure of an insurer to pay any claim under any Shared Policy. It is understood that except to the extent MI Corp. is able to keep members of the MVT Group as named insureds under Claims Made Policies as provided in, and subject to the terms and conditions of, clause (iv), any Claims Made Policies will not provide any coverage to the MVT Parties and other members of the MVT Group for incidents occurring prior to the Distribution Time but that are asserted with the insurance carrier after the Distribution Time.

(c) The MI Parties Actions. In the event that after the Distribution Time the MI Parties or any of their Subsidiaries propose to amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Shared Policies under which the MVT Parties have or may in the future have rights to assert claims pursuant to Section 5.01(b) in a manner that would adversely affect any such rights of the MVT Parties, (i) the MI Parties will give the MVT Parties prior notice thereof, but in no event less than thirty (30) days, and consult with the MVT Parties with respect to such action (it being understood that the decision to take any such action will be in the sole discretion of the MI Parties) and (ii) the MI Parties will pay to the MVT Parties their equitable share (which shall be mutually agreed upon by the MI Parties and the MVT Parties, acting reasonably, based on the amount of premiums paid by or allocated to the MVT Business in respect of the applicable Shared Policy), if any, of any net proceeds actually received by the MI Parties from the insurer under the applicable Shared Policy as a result of such action by the MI Parties (after deducting the MI Parties’ reasonable costs and expenses incurred in connection with such action).

(d) Administration. From and after the Distribution Time:

(i) the MI Parties or one of their Subsidiaries, as appropriate, will be responsible for the Claims Administration with respect to claims of the MI Parties and their Subsidiaries under Shared Policies; and

(ii) the MVT Parties or one of their Subsidiaries, as appropriate, will be responsible for the Claims Administration with respect to claims of the MVT Parties and their Subsidiaries under Shared Policies.

(e) Insurance Premiums. From and after the Distribution Time, the MI Parties will pay all premiums, taxes, assessments or similar charges (retrospectively-rated or otherwise) as required under the terms and conditions of the respective Shared Policies in respect of periods prior to the Distribution Time, whereupon the MVT Parties will upon the request of the MI Parties, promptly reimburse the MI Parties for that portion of such premiums and other payments paid by the MI Parties.

(f) Agreement for Waiver of Conflict and Shared Defense. In the event that a Shared Policy provides coverage for both the MI Parties and/or one of their Subsidiaries, on the one hand, and the MVT Parties and/or one of their Subsidiaries, on the other hand, relating to the same occurrence, the MI Parties and the MVT Parties agree to defend jointly and to waive any conflict of interest necessary to the conduct of that joint defense. Nothing in this Section 5.01(f) will be construed to limit or otherwise alter in any way the indemnity obligations of the parties to this Agreement, including those created by this Agreement, by operation of law or otherwise.

(g) Duty to Mitigate Settlements. To the extent that any member of any Group is responsible for the Claims Administration for any claims under any Shared Policies after the Distribution Time, it shall use its reasonable best efforts to mitigate the amount of any settlements of such claims.

Section 5.02 Use of Names.

(a) Subject to Section 5.02(c) below, any material showing any affiliation or connection of any member of the MVT Group with any member of the MI Group shall not be used by the MVT Parties or any member of the MVT Group after the Distribution Date, except that the restrictions contained in this Section 5.02(a) shall not apply to filings, reports and other documents required by Applicable Laws or regulations of securities exchanges to be filed and/or made publicly available. On and after the Distribution Date, no member of the MVT Group shall represent to third parties that any of them is affiliated or connected with any member of the MI Group.

(b) Subject to Section 5.02(d) below, any material showing any affiliation or connection of any member of the MI Group with any member of the MVT Group shall not be used by the MI Parties or any member of the MI Group after the Distribution Date, except that the restrictions contained in this Section 5.02(b) shall not apply to filings, reports and other documents required by Applicable Laws or regulations of securities exchanges to be filed and/or made publicly available. On and after the Distribution Date, no member of the MI Group shall represent to third parties that any of them is affiliated or connected with any member of the MVT Group.

(c) The parties agree that, during the period from the Distribution Date until 90 days after the Distribution Date (the “MVT Sell-off Period”), the MVT Group shall be entitled to continue to use all trademarks or other source identifiers owned by the MI Parties and their Subsidiaries (the “MI Trademarks”) to the extent that such MI Trademarks are contained as of the Distribution Date on any business cards, schedules, stationery, displays, signs, promotional materials, manuals, forms, computer software and other material used in the MVT Business, without any obligation on the part of the MVT Parties or any of their Subsidiaries to pay royalties or similar fees to any member of the MI Group during the MVT Sell-off Period; provided, however, that such use is in the same manner as prior to the Distribution Date and to the extent that it is used in connection with products and services only for the same products and services in connection with such use was made by the MVT Parties prior to the Distribution Date. The MVT Parties agree that, upon termination of the MVT Sell-off Period, the MVT Parties shall and shall cause the other members of the MVT Group to cease and thereafter not make any use of the MI Trademarks or any trademark confusingly similar thereto, except such restriction shall not apply to filings, reports and other documents required by Applicable Laws or regulations of securities exchanges to be filed and/or made publicly available.

(d) The parties agree that, during the period from the Distribution Date until 90 days after the Distribution Date (the “MI Sell-off Period”), the MI Group shall be entitled to continue to use all trademarks or other source identifiers owned by the MVT Parties and their Subsidiaries (the “MVT Trademarks”) to the extent that such MVT Trademarks are contained as of the Distribution Date on any business cards, schedules, stationery, displays, signs, promotional materials, manuals, forms, computer software and other material used in the MI Business, without any obligation on the part of the MI Parties or any of their Subsidiaries to pay royalties or similar fees to the MVT Parties during the MI Sell-off Period; provided, however, that such use is in the same manner as prior to the Distribution Date and to the extent that it is used in connection with products and services only for the same products and services in connection with such use was made by the MI Parties prior to the Distribution Date. The MI Parties agree that, upon termination of the MI Sell-off Period, the MI Parties shall and shall cause the other members of the MI Group to cease and thereafter not make any use of the MVT Trademarks or any trademark confusingly similar thereto, except such restriction shall not apply to filings, reports and other documents required by Applicable Laws or regulations of securities exchanges to be filed and/or made publicly available.

Section 5.03 Subsequent Transfers.

(a) If after the date hereof, a member of the MVT Group possesses or obtains any assets, rights or properties used primarily or held for use primarily by a member of the MI Group in the conduct of its businesses as conducted as of the Distribution Date (except (i) as otherwise contemplated by the Transaction Agreements; or (ii) those assets, rights and properties used primarily or held for use primarily by a member of the MVT Group)

(the “MI Group Assets”), and the MI Parties notify the MVT Parties thereof (the “MI Asset Notice”) prior to the four-year anniversary of the Distribution Date, the MVT Parties shall cause the prompt transfer of such MI Group Assets to the MI Parties (even if such transfer cannot be completed before such four-year anniversary of the Distribution Date) subject to the MI Parties obtaining any required consents, approvals or authorizations of any Governmental Entity or third Person; provided, that in the event that such MI Group Asset shall have been sold, transferred or otherwise disposed of for consideration by any member of the MVT Group, the MI Parties shall be entitled to the net proceeds thereof so long as the MI Asset Notice is received prior to the four-year anniversary of the Distribution Date. If, prior to the four-year anniversary date of the Distribution Date, any member of the MVT Group has knowledge that it possesses an MI Group Asset, it shall promptly notify the MI Parties thereof and the MI Parties shall have thirty (30) days after receipt of such notice in which to notify the member of the MVT Group possessing such MI Group Asset of their intent to have such MI Group Asset transferred (the “MVT Transfer Request”). Any member of the MVT Group knowingly possessing any such MI Group Asset shall, subject to Applicable Law and applicable Contract restrictions and provided that the MVT Parties shall not be required to incur any expenses in connection therewith, operate and maintain such MI Group Asset in the ordinary course consistent with past practice and for the benefit of the MI Parties until the earlier of (i) the successful transfer of such MI Group Asset to the MI Parties, (ii) the receipt of notice from the MI Parties declining that such MI Group Asset be transferred, or (iii) the thirty-first day after delivery of the MI Asset Notice; provided, that the MI Parties have not received the MVT Transfer Request prior to such date. Notwithstanding anything in this Section 5.03(b), the MVT Group members shall have no obligation to make any investigation with respect to MI Group Assets.

(b) If after the date hereof, a member of the MI Group possesses or obtains any assets, rights or properties used primarily or held for use primarily by a member of the MVT Group in the conduct of its businesses as conducted as of the Distribution Date (except (i) for assets, rights and properties provided by members of the MI Group pursuant to the Administrative Services Agreement; (ii) as otherwise contemplated by the Transaction Agreements; or (iii) those assets, rights and properties used primarily or held for use primarily by a member of the MI Group) (the “MVT Group Assets”), and the MVT Parties notify the MVT Parties thereof (the “MVT Asset Notice”) prior to the four-year anniversary of the Distribution Date, the MI Parties shall cause the prompt transfer of such MVT Group Assets to the MVT Parties (even if such transfer cannot be completed before such four-year anniversary of the Distribution Date) subject to the MVT Parties obtaining any required consents, approvals or authorizations of any Governmental Entity or third Person; provided, that in the event that such MVT Group Asset shall have been sold, transferred or otherwise disposed of for consideration by any member of the MI Group, the MVT Parties shall be entitled to the net proceeds thereof so long as the MVT Asset Notice is received prior to the four-year anniversary of the Distribution Date. If, prior to the four-year anniversary date of the Distribution Date, any member of the MI Group has knowledge that it possesses an MVT Group Asset, it shall promptly notify the MVT Parties thereof and the MVT Parties shall have thirty (30) days after receipt of such notice in which to notify the member of the MI Group possessing such MVT Group Asset of their intent to have such MVT Group Asset transferred (the “MI Transfer Request”). Any member of the MI Group knowingly possessing any such MVT Group Asset shall, subject to Applicable Law and applicable Contract restrictions and provided that the MVT Parties shall not be required to incur any expenses in connection therewith, operate and maintain such MVT Group Asset in the ordinary course consistent with past practice and for the benefit of the MI Parties until the earlier of (i) the successful transfer of such MVT Group Asset to the MVT Parties, (ii) the receipt of notice from the MVT Parties declining that such MVT Group Asset be transferred, or (iii) the thirty-first day after delivery of the MVT Asset Notice; provided, that the MVT Parties have not received the MI Transfer Request prior to such date. Notwithstanding anything in this Section 5.03(c), the MI Group members shall have no obligation to make any investigation with respect to MVT Group Assets.

(c) It is the intention of the parties to this Agreement that any transfers made pursuant to this Section 5.03 are to be treated as relating back to the Distribution as an adjustment to capital (i.e., capital contribution or distribution), and the parties shall not take any position inconsistent with such intention before any Tax authority, except to the extent that a final determination (as defined in Section 1313 of the Code) with respect to the recipient party causes any such transfer not to be so treated.

Section 5.04 Consents. Notwithstanding anything in this Agreement to the contrary, if a consent, authorization or approval of any third Person to the transactions contemplated hereby (a “Required Consent”) is necessary to preserve for any member of the MVT Group or the MI Group, as applicable (a “Benefiting Person”), any right or benefit to which it is entitled under any MVT Group Asset or MI Group Asset, respectively, or under any Contract to which any member of the Group of which the Benefiting Person is not a member is a party (the owner of such MVT Group Asset or MI Group Asset or the party to such Contract, the “Transferring Person”), and if the Required Consent is not obtained prior to the Distribution Time, the Transferring Person will, subsequent to the Distribution Time, cooperate with the Benefiting Person and use reasonable best efforts in attempting to obtain the Required Consent as promptly as reasonably practicable thereafter. Until such time (if any) as the Required Consent is obtained, the Transferring Person will use its reasonable best efforts to provide Benefiting Person with, or pass through to the Benefiting Person, the rights and benefits of the affected MVT Group Asset or MI Group Asset, as applicable, or the affected Contract to which the Benefiting Person is entitled, and, if and to the extent the Transferring Person provides or passes through such rights and benefits, the Benefiting Person shall assume the obligations and burdens in connection therewith.

Section 5.05 Reporting Cooperation. The MI Parties and their Affiliates shall, at the MVT Parties’ cost, provide reasonable assistance to the MVT Parties in connection with the collection of information by MVT Holding in connection with the preparation of its SEC reports and filings with respect to periods relating to the fiscal year in which the Distribution occurs, and the MVT Parties and their Affiliates shall, at the MI Parties’ cost, provide reasonable assistance to the MI Parties in connection with the collection of information by New MI Corp. in connection with the preparation of its SEC reports and filings with respect to periods relating to the fiscal year in which the Distribution occurs.

ARTICLE VI

ACCESS TO INFORMATION

Section 6.01 Provision of Corporate Records. Prior to or as promptly as practicable after the Distribution Time, the MI Parties shall deliver to the MVT Parties copies of all minute books and other records of meetings of the Board of Directors, committees of the Board of Directors and shareholders of each member of the MVT Group, all corporate books and records and other Data and Records of each member of the MVT Group in the MI Parties’ possession and the relevant portions (or copies thereof) of all corporate books and records of each member of the MI Group relating directly and primarily to the MVT Business, including, in each case, all active agreements and active litigation files. From and after the Distribution Time, all such books, records and copies shall be the property of the MVT Parties. Except as may otherwise be provided in the Administrative Services Agreement, prior to or as promptly as practicable after the Distribution Time, the MVT Parties shall deliver to the MI Parties all corporate books and records and other Data and Records of each member of the MI Group in the MVT Parties’ possession (other than the books, records and copies described in the first sentence of this Section 6.01) and the relevant portions (or copies thereof) of all corporate books and records of any member of the MVT Group relating directly and primarily to the MI Business, including, in each case, all active agreements and active litigation files. From and after the Distribution Time, all such books, records and copies shall be the property of the MI Parties.

Section 6.02 Access to Information.

(a) From and after the Distribution Time, the MVT Parties will, and will cause each of their Subsidiaries to, to the extent that such information has not previously been delivered pursuant to Section 6.01, afford to the MI Parties and their Representatives (at the MI Parties’ expense) reasonable access and duplicating rights during normal business hours and upon reasonable advance notice to all Information within the MVT Parties’ possession or control or in the possession or control of one of their Subsidiaries to the extent relating to the MI Parties, any of their Subsidiaries or the MI Business, insofar as such access is reasonably required by the MI Parties or any of their Subsidiaries; subject to the provisions below regarding Privileged Information.

(b) From and after the Distribution Time, the MI Parties will, and will cause each of their Subsidiaries to, to the extent that such information has not previously been delivered pursuant to Section 6.01, afford to the MVT Parties and their Representatives (at the MVT Parties’ expense) reasonable access and duplicating rights during normal business hours and upon reasonable advance notice to all Information within the MI Parties’ possession or control or in the possession or control of one of their Subsidiaries to the extent relating to the MVT Parties, any of their Subsidiaries or the MVT Business, insofar as such access is reasonably required by the MVT Parties or any of their Subsidiaries, subject to the provisions below regarding Privileged Information.

(c) Without limiting the foregoing, Information may be requested under this Article VI for audit, accounting, claims, litigation, insurance, environmental and safety and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations and for performing this Agreement and the transactions contemplated hereby.

(d) In furtherance of the foregoing:

(i) Each party acknowledges that (A) each of the MVT Parties and the MI Parties (and the members of the MVT Group and the MI Group, respectively) has or may obtain Privileged Information; (B) there are or may be a number of actions affecting one or more of the members of the MVT Group and the MI Group; (C) the parties may have a common legal interest in actions, in the Privileged Information, and in the preservation of the confidential status of the Privileged Information; and (D) each of the MVT Parties and the MI Parties intends that the transactions contemplated by the Transaction Agreements and any transfer of Privileged Information in connection therewith shall not operate as a waiver of any potentially applicable privilege.

(ii) Each of the MVT Parties and the MI Parties agrees, on behalf of itself and each member of the Group of which it is a member, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to the business of the other Group without providing prompt written notice to and obtaining the prior written consent of the other, which consent will not be unreasonably withheld, delayed or conditioned. In the event of a disagreement between any member of the MVT Group and/or any member of the MI Group concerning the reasonableness of withholding such consent, no disclosure will be made prior to a final, nonappealable resolution of such disagreement by a court of competent jurisdiction.

(iii) Upon any member of the MVT Group or any member of the MI Group receiving any subpoena or other compulsory disclosure notice from a court, other Governmental Entity or otherwise that requests disclosure of Privileged Information, in each case relating to the business of the other Group, the recipient of the notice will promptly provide to the other party a copy of such notice, the intended response, and all materials or information relating to the other Group that might be disclosed. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in Section 6.02(d)(ii), the parties will cooperate to assert all defenses to disclosure claimed by either Group, at the cost and expense of the Group claiming such defense to disclosure, and shall not disclose any disputed documents or information until all legal defenses and claims of privilege have been finally determined.

Section 6.03 Production of Witnesses. Subject to Section 6.02, after the Distribution Time, each of the MVT Parties and the MI Parties will, and will cause each member of the MVT Group and the MI Group, respectively, to, make available to the other party and members of such other party’s Group, upon written request and at the cost and expense of the party so requesting, its directors, officers, employees and, to the extent reasonably practicable, agents as witnesses to the extent that any such Person may reasonably be required (giving consideration to business demands of such directors, officers, employees and agents) in connection with any actions or other proceedings in which the requesting party may from time to time be involved, provided that the same shall not unreasonably interfere with the conduct of business by the Group of which the request is made.

Section 6.04 Retention of Records. Except as otherwise required by law or agreed to by the parties in writing, if any Information relating to the business, assets or Liabilities of a member of a Group is retained by a member of the other Group, each of the MVT Parties and the MI Parties will, and will cause the members of the Group of which it is a member to, retain for the period required by the applicable records retention policy of the MI Parties in effect from time to time all such Information in such Group’s possession or under its control. In addition, after the expiration of such required retention period, if any member of either Group wishes to destroy or dispose of any such Information, prior to destroying or disposing of any of such Information, (a) the MVT Parties or the MI Parties, on behalf of the member of its Group that is proposing to destroy or dispose of any such Information, will provide no less than 30 days’ prior written notice to the other party, specifying in reasonable detail the Information proposed to be destroyed or disposed of, and (b) if, prior to the scheduled date for such destruction or disposal, the recipient of such notice requests in writing that any of the Information proposed to be destroyed or disposed of be delivered to such requesting party, the party whose Group is proposing to destroy or dispose of such Information promptly will arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting party.

Section 6.05 Confidentiality. Subject to the provisions of Section 6.02, which shall govern Privileged Information, for a seven-year period after the Distribution Time, each of the MVT Parties and the MI Parties shall hold, and shall use their reasonable best efforts to cause members of their Group and their Representatives to hold, in strict confidence all Information concerning the other party’s Group or any of its operations, employees, assets or Liabilities, in its possession or control (including Information known to its employees or agents) or furnished to it by such other party’s Group pursuant to the Transaction Agreements or the transactions contemplated thereby and will not use such Information or release or disclose such Information to any other Person, except members of their Group and their Representatives, who will be bound by the provisions of this Section 6.05; provided, however, that the provision above shall apply for a period of ten years after the Distribution Time in respect of each Group’s trade secrets. Notwithstanding the above, any member of the MVT Group or the MI Group may disclose such Information to the extent that (a) disclosure is compelled by judicial or administrative process or, in the opinion of such Person’s counsel, by other requirements of law, regulation or listing standard (in which case the party required to make such disclosure will notify the other party as soon as practicable of such obligation or requirement and cooperate with the other party to limit the Information required to be disclosed and to obtain a protective order or other appropriate remedy with respect to the Information ultimately disclosed) or (b) such Person can show that such Information was (i) available to such Person on a nonconfidential basis (other than from a member of the other party’s Group) prior to its disclosure by such Person; (ii) in the public domain through no fault of such Person; or (iii) lawfully acquired by such Person from another source after the time that it was furnished to such Person by the other party’s Group, and not acquired from such source subject to any confidentiality obligation on the part of such source known to the acquiror, or on the part of the acquiror. Each of the parties acknowledges that it will be liable for any breach of this Section 6.05 by their Representatives to whom such Information is disclosed by such party. Notwithstanding the foregoing, each of the MVT Parties and the MI Parties will be deemed to have satisfied its obligations under this Section 6.05 with respect to preserving the confidentiality of any Information (other than Privileged Information) if it exercises the same care with regard to such Information as it takes to preserve confidentiality for its own similar Information.

ARTICLE VII

TERMINATION

Section 7.01 Termination. Notwithstanding any provision hereof, this Agreement may be terminated by MI Corp. and the Distribution may be abandoned prior to the Distribution Time at any time following termination of the Investment Agreement.

Section 7.02 Effect of Termination. In the event of any termination of this Agreement prior to the Distribution Time pursuant to Section 7.01, no party to this Agreement (or any of its directors or officers) shall have any Liability or further obligation to any other party or third party with respect to this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Entire Agreement; Construction. This Agreement, the Investment Agreement, the Continuing Business Agreements and the Ancillary Agreements, including any annexes, schedules and exhibits hereto or thereto, and other agreements and documents referred to herein and therein, will together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and will supersede all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, with respect to such subject matter. Notwithstanding any other provisions in the Transaction Agreements to the contrary, in the event and to the extent that there is a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of such Ancillary Agreement will control other than with respect to the provisions of Article III, in which case this Agreement will control.

Section 8.02 Survival of Agreements. Except as otherwise contemplated by the Transaction Agreements, all covenants and agreements of the parties contained in the Transaction Agreements will remain in full force and effect and survive the Distribution Time.

Section 8.03 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) upon confirmation of receipt if delivered by facsimile, (iii) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (iv) when received if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	If to New MI Corp. or MI Corp. to:

Marshall & Ilsley Corporation

770 N. Water Street

Milwaukee, WI 53202

Fax:	(414) 765-7899
Attention:	Dennis Kuester
President and Chief Executive Officer
and
Randall J. Erickson
Senior Vice President, General Counsel
and Corporate Secretary

with a copy to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Fax:	(312) 853-7036
Attention:	Imad Qasim, Esq.
Pran Jha, Esq.

(b)	If to MVT Holding or MVT Corp. to:

Metavante Corporation

4900 West Brown Deer Road

Milwaukee, WI 53223-2459

Fax:	(414) 362-1705
Attention:	Frank Martire
President and Chief Executive Officer
and
Norrie Daroga
Executive Vice President, Chief Risk Officer & Secretary

Section 8.05 Expenses. All costs and expenses of the MVT Parties and the MI Parties related to the negotiation, preparation, execution and delivery of this Agreement, the Investment Agreement and the Ancillary Agreements, the carrying into effect of the Distribution and the consummation of the transactions contemplated hereby and thereby shall be paid in accordance with the provisions of Section 6.6 of the Investment Agreement.

Section 8.06 Consent to Jurisdiction. Each of the MVT Parties and the MI Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Wisconsin, and each of the MVT Parties and the MI Parties hereby irrevocably submits with regard to any such action or proceeding for themselves and in respect to their property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the MVT Parties and the MI Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.07 Amendments. This Agreement cannot be amended except by a written agreement executed by the MVT Parties and the MI Parties; provided, that, unless the Investment Agreement shall have been terminated, any such amendment shall be subject to the prior written consent of Investor, such consent with respect to any such amendment after the Distribution Time not to be unreasonably withheld, conditioned or delayed.

Section 8.08 Assignment. No party to this Agreement will (or permit any of the members of its Group) convey, assign or otherwise transfer any of its rights or obligations under this Agreement, in whole or in part, without the prior written consent of the other parties in their sole and absolute discretion; provided, that unless the Investment Agreement shall have been terminated, any such assignment prior to the Distribution Time shall be subject to the prior written consent of Investor. Any conveyance, assignment or transfer requiring the prior written consent of the other parties or Investor pursuant to this Section 8.08 that is made without such consent will be void ab initio. No assignment of this Agreement will relieve the assigning party of its obligations hereunder.

Section 8.09 Captions; Currency. The article, section and paragraph captions herein and the table of contents hereto are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Unless otherwise specified, all references herein to numbered articles or sections are to articles and sections of this Agreement and all references herein to schedules are to schedules to this Agreement. Unless otherwise specified, all references contained in this Agreement, in any schedule referred to herein or in any instrument or document delivered pursuant hereto to dollars or “$” shall mean United States Dollars.

Section 8.10 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby. If the economic or legal substance of the transactions contemplated hereby is affected in any manner adverse to any party as a result thereof, the parties and Investor will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 8.11 Parties in Interest. This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not made for the benefit of any Person not a party hereto, and no Person other than the parties hereto or their respective successors and permitted assigns will acquire or have any benefit, right, remedy or claim under or by reason of this Agreement, except that (a) the provisions of Sections 4.01, 4.02, 4.03 and 8.18 shall inure to the benefit of the Persons referred to therein and (b) the provisions of Section 8.08, the proviso in Section 8.07, the proviso in Section 8.13 and this sentence of Section 8.11 shall also inure to the benefit of Investor.

Section 8.12 Schedules. All schedules attached hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Capitalized terms used in the schedules hereto but not otherwise defined therein will have the respective meanings assigned to such terms in this Agreement.

Section 8.13 Waivers; Remedies. Any agreement on the part of a party hereto to waive the performance by the other party of any of its covenants hereunder shall be valid only if set forth in a written instrument signed on behalf of such party; provided, that, unless the Investment Agreement shall have been terminated, any such waiver shall be subject to the prior written consent of Investor, such consent with respect to any such waiver after the Distribution Time not to be unreasonably withheld, conditioned or delayed. No failure or delay on the part of either the MVT Parties or the MI Parties in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of either the MVT Parties or the MI Parties of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor will any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

Section 8.14 Further Assurances. From time to time after the Distribution Time, as and when requested by either party hereto, the other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such actions, in each case, at the requesting party’s expense, as the requesting party may reasonably request to consummate the transactions contemplated by the Transaction Agreements.

Section 8.15 Counterparts. This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

Section 8.16 Performance. The MVT Parties will cause to be performed and hereby guarantee the performance of all actions, agreements and obligations set forth herein to be performed by any of their Subsidiaries. The MI Parties will cause to be performed and hereby guarantee the performance of all actions, agreements and obligations set forth herein to be performed by any of their Subsidiaries.

Section 8.17 Interpretation. Any reference herein to any federal, state, local, or foreign law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) the terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement and (c) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”.

Section 8.18 Limited Liability. Notwithstanding any other provision of this Agreement, no individual who is a director, employee or officer of the MI Parties or the MVT Parties, in their capacity as such, shall have any liability in respect of or relating to the covenants or obligations of such parties under this Agreement or any Ancillary Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of the MI Parties and the MVT Parties, for itself and its shareholders, directors, employees, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable law.

Section 8.19 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to pursue specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.20 Mutual Drafting. This Agreement and the Ancillary Agreements shall be deemed to be the joint work product of the MVT Parties and the MI Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first hereinabove written.

METAVANTE HOLDING COMPANY

By:	/s/ GREGORY A. SMITH
Name:	Gregory A. Smith
Title:	President

METAVANTE CORPORATION

By:	/s/ DONALD LAYDEN JR.
Name:	Donald Layden Jr.
Title:	Senior Executive Vice President

MARSHALL & ILSLEY CORPORATION

By:	/s/ MARK F. FURLONG
Name:	Mark F. Furlong
Title:	President

NEW M&I CORPORATION

By:	/s/ GREGORY A. SMITH
Name:	Gregory A. Smith
Title:	President

Annex C

Execution Version

TAX ALLOCATION AGREEMENT

among

METAVANTE HOLDING COMPANY,

METAVANTE CORPORATION,

NEW M&I CORPORATION

and

MARSHALL & ILSLEY CORPORATION

Dated as of April 3, 2007

TAX ALLOCATION AGREEMENT

TAX ALLOCATION AGREEMENT (this “Agreement”), dated as of April 3, 2007, among Metavante Holding Company, a Wisconsin corporation and, as of the date hereof, a wholly-owned subsidiary of MI Corp. (“MVT Holding”), Metavante Corporation, a Wisconsin corporation and, as of the date hereof, a wholly-owned subsidiary of MI Corp. (“MVT Corp.”) (MVT Holding and MVT Corp., collectively, the “MVT Parties”), Marshall & Ilsley Corporation, a Wisconsin corporation (“MI Corp.”), and New M&I Corporation, a Wisconsin corporation (“New MI Corp.”) (MI Corp. and New MI Corp., collectively, the “MI Parties”).

RECITALS

WHEREAS, MI Corp. is the common parent of an affiliated group of corporations within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which currently files consolidated federal Income Tax Returns (the “Affiliated Group”);

WHEREAS, pursuant to the Separation Agreement dated as of the date hereof between the MVT Parties and the MI Parties (as may be amended from time to time in accordance with its terms, the “Separation Agreement”) and the Investment Agreement (as defined below), MVT Holding will distribute all of the issued and outstanding shares of New MI Corp. common stock (“New MI Corp. Common Stock”) on a pro rata basis to holders of record of MVT Holding Common Stock (as defined in the Investment Agreement) (as described more fully in the Separation Agreement, the “Distribution”);

WHEREAS, the MVT Parties, Montana Merger Sub Inc., a Wisconsin corporation and, as of the date hereof, a wholly-owned subsidiary of MVT Holding (“Merger Sub”), and the MI Parties have entered into an Investment Agreement, dated as the date hereof (the “Investment Agreement”) with WPM, L.P., a Delaware limited partnership (“Investor”) pursuant to which, prior to the Distribution, MI Corp. will undertake the MI Merger, the MI Conversion, the MVT Distribution, the MI LLC Contribution and the MI Cash Contribution, and Investor will make the Equity Investment (as defined in the Separation Agreement);

WHEREAS, in connection with the transactions contemplated by the Investment Agreement, one or more of the members of the MVT Group (as defined below) will incur approximately $1.75 billion of indebtedness (the “Debt Financing”);

WHEREAS, the parties to this Agreement intend that (i) the MI Merger and the MI Conversion will qualify as a reorganization under Section 368(a)(1)(F) of the Code, (ii) following the MI Merger and the MI Conversion, MVT Holding will become the common parent of the Affiliated Group; (iii) the MI Contribution (as defined in the Investment Agreement) followed by the Distribution will qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code; and (iv) the Distribution will qualify as a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code;

WHEREAS, after the Distribution, no member of the MI Group (as defined below) will be a member of the Affiliated Group for federal income tax purposes and MI Corp. will be disregarded as an entity separate from New MI Corp. for U.S. federal income tax purposes;

WHEREAS, after the Distribution the Affiliated Group will continue and MVT Holding will be treated as the common parent of the Affiliated Group for federal income tax purposes; and

WHEREAS, the MVT Group and the MI Group desire on behalf of themselves and their successors to set forth their rights and obligations with respect to Taxes due for periods before, on and after the Distribution Date.

NOW, THEREFORE, in consideration of the premises and of the respective agreements and covenants contained in this Agreement, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. General. Capitalized terms used in this Agreement have the meanings set forth in this Agreement, or, when not so defined, in the Separation Agreement or the Investment Agreement. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Affiliate” has the meaning set forth in the Separation Agreement.

“Affiliated Group” has the meaning set forth in the first recital.

“Agreement” means this Tax Allocation Agreement as the same may be amended from time to time.

“Applicable Federal Rate” means the federal short-term rate under Section 1274(d) of the Code, compounded quarterly.

“Audit” means any audit, assessment of Taxes, other examination by any Governmental Entity (as defined in the Investment Agreement), proceeding, or appeal of such a proceeding relating to Taxes, whether administrative or judicial, including proceedings relating to competent authority determinations.

“Code” has the meaning set forth in the first recital.

“Controlling Party” means the party described as the Controlling Party in accordance with Section 3.01.

“Covered Group” means, in the case of any Covered Group Taxes, the group of Persons that join in the filing of the consolidated, combined or unitary Tax Return upon which such Covered Group Taxes are reported.

“Covered Group Taxes” means any federal, state, local or foreign Taxes reportable on a consolidated, combined or unitary Tax Return for a group that includes any member of the MI Group, on the one hand, and any member of the MVT Group, on the other hand.

“Covered Group Year” means, in the case of any Covered Group, any Taxable year of such Covered Group that ends prior to or includes the Distribution Date.

“Debt Financing” has the meaning set forth in the fourth recital.

“Distribution” has the meaning set forth in the second recital.

“Distribution Date” has the meaning set forth in the Separation Agreement.

“Filing Party” has the meaning set forth in Section 2.08.

“Final Determination” means with respect to any issue (a) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final and not subject to further appeal, (b) a closing agreement (whether or not entered into under Section 7121 of the Code) or any other binding settlement agreement (whether or not with the IRS) entered into in connection with or in contemplation of an administrative or judicial proceeding, or (c) the completion of the highest level of administrative proceedings if a judicial contest is not or is no longer available.

“GAAP” has the meaning set forth in the Investment Agreement.

“Income Tax” means any franchise Tax and any federal, state, local or foreign Tax measured by or imposed on gross receipts or net income or profits. For the avoidance of doubt, the term “Income Tax” shall not include any sales or use Tax.

“Income Tax Return” means any Tax Return with respect to Income Taxes.

“Indemnifiable Losses” has the meaning set forth in the Separation Agreement.

“Independent Firm” has the meaning set forth in Article VI.

“Information” has the meaning set forth in the Separation Agreement.

“Investment Agreement” has the meaning set forth in the third recital.

“Investor” has the meaning set forth in the third recital.

“Investor Factual Representation” means the representations of Investor set forth in Section 4.1 of the Investment Agreement and any factual representation provided by Investor in writing in connection with the Tax Opinion described in Section 7.1(f)(ii) of the Investment Agreement.

“IRS” means the United States Internal Revenue Service.

“Liable Party” has the meaning set forth in Section 2.08.

“MI Corp.” has the meaning set forth in the preamble.

“MI Compensation Payments” has the meaning set forth in Section 2.06(a).

“MI Group” has the meaning set forth in the Separation Agreement.

“MI Parties” has the meaning set forth in the preamble.

“MI Specified Refunds” means any refunds or credits relating to (i) the transactions described in the complaint filed on March 2, 2007, in the United States District Court for the Eastern District of Wisconsin, (ii) the “Tempest” transactions currently in appeals, and (iii) the amended tax returns filed in connection with securitizations involving auto loans.

“MI Subsidiary” has the meaning set forth in the Separation Agreement.

“MI Taxes” means any Taxes (excluding Restructuring Taxes) that are treated as MI Taxes under Section 2.05 of this Agreement.

“New MI Corp.” has the meaning set forth in the preamble.

“New MI Corp. Common Stock” has the meaning set forth in the second recital.

“MVT Corp.” has the meaning set forth in the preamble.

“MVT Compensation Payments” has the meaning set forth in Section 2.06(a).

“MVT Group” has the meaning set forth in the Separation Agreement.

“MVT Holding” has the meaning set forth in the preamble.

“MVT Parties” has the meaning set forth in the preamble.

“MVT Restructuring Tax Audit” has the meaning set forth in Section 3.02(a).

“MVT Separate Group Basis” means, in the case of any Covered Group Taxes for a Covered Group Year, the amount of such Covered Group Taxes for such Covered Group Year that would have been due if the underlying Covered Group consisted solely of members of the MVT Group and did not include any members of the MI Group and computed (i) by taking into account elections and accounting methods actually used in computing such Covered Group Taxes for such Covered Group Year, (ii) with appropriate adjustments to take into account the application of Treasury Regulations Section 1.1502-13 or similar provisions of state and local Tax law to any intercompany transactions between members of the MVT Group (on one hand) and members of the MI Group (on the other hand), (iii) consistent with past practice (including past practice of allocating state and local unitary Taxes and expenses to an entity if that entity caused the filing of a combined, consolidated or unitary Tax Return) and (iv) with such other adjustments as are contemplated by this Agreement; provided, however, that Tax liability for an entity with nexus in a combined return state shall be based on that entity’s relative apportionment percentage of the total apportionment percentage of the actual combined group.

“MVT Subsidiary” has the meaning set forth in the Separation Agreement.

“MVT Tainting Act” means:

(a) any action (or failure to take any reasonably available action) by any of the MVT Parties or any Affiliate of the MVT Parties after the Distribution Date other than an action contemplated by the Investment Agreement or any of the Transaction Agreements;

(b) any inaccuracy of any Investor Factual Representation;

(c) any acquisition or other transaction involving the equity of any of the MVT Parties or any Affiliate of the MVT Parties (other than the distribution of the New MI Corp. Common Stock in the Distribution or the Equity Investment); or

(d) any Prohibited Act performed by any of the MVT Parties or any Affiliate of the MVT Parties after the Distribution Date.

“MVT Taxes” means any Taxes (excluding Restructuring Taxes) that are treated as MVT Taxes under Section 2.05 of this Agreement.

“Past Practice” has the meaning set forth in Section 2.01(e).

“Person” has the meaning set forth in the Investment Agreement.

“Post-Distribution Period” means any Taxable year or other Taxable period beginning after the Distribution Date and, in the case of any Taxable year or other Taxable period that begins on or before and ends after the Distribution Date, that part of the Taxable year or other Taxable period that begins at the beginning of the day after the Distribution Date.

“Pre-Distribution Period” means any Taxable year or other Taxable period that ends on or before the close of the Distribution Date and, in the case of any Taxable year or other Taxable period that begins on or before and ends after the Distribution Date, that part of the Taxable year or other Taxable period through the close of the Distribution Date.

“Private Letter Ruling” has the meaning set forth in the Investment Agreement.

“Prohibited Acts” has the meaning specified in Section 4.02(a).

“Restricted Period” has the meaning specified in Section 4.02(a).

“Restructuring Taxes” means any Taxes (and other liabilities, including liability to stockholders and the costs of defending against the imposition of such Taxes and other liabilities) of any member of the MVT Group or the MI Group arising from or attributable to one or more of the Transactions (as defined in the Investment Agreement), including but not limited to (a) any failure of the Distribution to constitute a distribution eligible for nonrecognition under Sections 355(a) and 361(c), (b) any failure of the MI Contribution (as defined in the Investment Agreement) followed by the Distribution to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code, or (c) any failure of any stock of New MI Corp. to be treated as “qualified property” within the meaning of Section 355(c)(2) or Section 361(c)(2) of the Code because of the application of Section 355(d) or Section 355(e) of the Code to the Distribution; provided, however, that Restructuring Taxes shall not include any Taxes imposed on the MVT Dividend or any distributions of cash from Subsidiaries to fund the MVT Dividend (which Taxes are governed by Section 2.04(d)).

“Separation Agreement” has the meaning set forth in the second recital.

“Shared Return” means a Tax Return described in clause (a) of Section 2.01.

“Subsidiary” has the meaning set forth in the Separation Agreement.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) has the meaning set forth in the Investment Agreement.

“Tax Carryover Attribute” has the meaning specified in Section 2.07.

“Tax Item” means any item of income, gain, loss, deduction or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Opinion” means the tax opinion described in Section 7.1(f)(ii) of the Investment Agreement.

“Tax Return” has the meaning set forth in the Investment Agreement.

“Transaction Agreements” has the meaning set forth in the Investment Agreement.

“Transaction Taxes” has the meaning set forth in Section 2.04(b).

ARTICLE II

TAX RETURNS, TAX PAYMENTS AND TAX SHARING OBLIGATIONS

SECTION 2.01. Obligations to File Tax Returns.

(a) From and after the Distribution Time, New MI Corp. shall prepare and timely file or cause to be timely filed all original Income Tax Returns with respect to any member of the MVT Group for any Taxable year ending on or before December 31, 2007 (including any original Income Tax Return for any Covered Group Taxes for any Taxable year ending on or before December 31, 2007), whether or not such Income Tax Return includes any member of the MI Group. To the extent a member of the MI Group is legally unable to sign any such Income Tax Return, MVT Holding shall sign or cause to be signed such Income Tax Return. The MVT

Parties shall reimburse New MI Corp. for any Costs (as defined in Section 3.01) incurred by MI Corp. in preparing any Income Tax Return to the extent such Cost is attributable to the portion of such Income Tax Return relating to any member of the MVT Group.

(b) From and after the Distribution Time, New MI Corp. shall in addition to the Income Tax Returns described in clause (a), prepare and timely file or cause to be timely filed any other Tax Return with respect to any member of the MI Group.

(c) From and after the Distribution Time, MVT Holding shall prepare and timely file or cause to be timely filed any Tax Returns (other than an Income Tax Return described in clause (a)) with respect to any member of the MVT Group (including, but not limited to, the federal consolidated Income Tax Return and state Income Tax Returns for the taxable year beginning January 1, 2008).

(d) For the avoidance of doubt, the provisions of this Section 2.01 apply only to the preparation and filing of Tax Returns. Each party shall be responsible for its own financial reporting, including but not limited to calculating and booking provisions for Income Taxes for GAAP purposes.

(e) All Income Tax Returns relating to any member of the MVT Group for Taxable years or periods ending on or before December 31, 2007 shall (to the extent permitted by Applicable Laws) be prepared on a basis consistent with the elections, methods of accounting, positions, conventions and principles of taxation and the manner in which any Tax item or other information is reported as reflected in comparable Income Tax Returns filed before the date of this Agreement (the manner in which so reported, “Past Practice”), provided that a different method can be used (x) if it would not increase Taxes for which the MVT Parties would be responsible under this Agreement or (y) with the prior written consent of MVT Holding (such consent not to be unreasonably withheld); provided further that if there is no Past Practice with respect to a material Tax item or other information to be reported on an Income Tax Return relating to any member of the MVT Group for Taxable years or periods ending on or before December 31, 2007, then New MI Corp. and MVT Holding shall mutually agree on the manner in which such Tax item or other information is reported. The preceding sentence shall not apply (i) to the extent otherwise contemplated or required by the Private Letter Ruling, or (ii) if there has been a change in Applicable Laws. Consent shall not be considered unreasonably withheld within the meaning of the second preceding sentence if such different method would increase Taxes for which the MVT Parties would be responsible under this Agreement and for which New MI Corp. does not compensate the MVT Parties. New MI Corp. shall (A) make available to MVT Holding any Shared Return it is responsible for filing at least 10 calendar days prior to filing, provided that MVT Holding shall supply New MI Corp. with all information regarding any member of the MVT Group reasonably necessary for preparing such Shared Return at least 100 calendar days prior to the due date for filing such Shared Return, and (B) make reasonable revisions to such Shared Returns that are requested by MVT Holding.

SECTION 2.02. Obligation to Remit Taxes. Following the Distribution Date, (a) New MI Corp. shall timely remit or cause to be remitted any Taxes due in respect of any Tax Return it or any member of the MI Group is required to file under applicable law (without regard to this Agreement), and (b) MVT Holding shall timely remit or cause to be remitted any Taxes due in respect of any Tax Return it or any member of the MVT Group is required to file under applicable law (without regard to this Agreement). To the extent a remittance by New MI Corp. includes any MVT Taxes, MVT Holding shall advance funds to New MI Corp. at least one (1) day prior to the date New MI Corp. is required to make such remittance, and to the extent a remittance by MVT Holding includes any MI Taxes, New MI Corp. shall advance funds to MVT Holding at least one (1) day prior to the date MVT Holding is required to make such remittance. For the avoidance of doubt, this Section 2.02 governs only the party responsible for making the initial remittance to a Taxing Authority and shall not govern the determination of whether the Taxes remitted are an MI Tax or an MVT Tax.

SECTION 2.03. Tax Indemnity; Prior Agreements; Refunds.

(a) From and after the Distribution Time, the MI Parties shall, in a manner consistent with the principles of Section 4.03 of the Separation Agreement, reimburse, indemnify, defend, and hold harmless the MVT

Indemnified Parties from and against, any and all Indemnifiable Losses incurred or suffered by one or more of the MVT Indemnified Parties in connection with, relating to, arising out of, or due to, directly or indirectly, (i) any MI Taxes (including, for the avoidance of doubt, any MI Taxes arising from a redetermination thereof from an audit or examination); and (ii) any amount for which New MI Corp. is liable under Section 2.04.

(b) From and after the Distribution Time, the MVT Parties shall, in a manner consistent with the principles of Section 4.02 of the Separation Agreement, reimburse, indemnify, defend, and hold harmless the MI Indemnified Parties from and against, any and all Indemnifiable Losses incurred or suffered by one or more of the MI Indemnified Parties in connection with, relating to, arising out of, or due to, directly or indirectly, (i) any MVT Taxes (including, for the avoidance of doubt, any MVT Taxes arising from a redetermination thereof from an audit or examination); and (ii) any amount for which MVT Holding is liable under Section 2.04.

(c) Any and all prior Tax sharing agreements or practices between any member of the MVT Group, on the one hand, and any member of the MI Group, on the other hand, shall automatically be terminated as of the Distribution Date (other than any such agreements set forth in the Transaction Agreements). Upon termination of the existing tax allocation agreement between MI Corp. and MVT Corp., MVT Corp. shall pay to MI Corp. $730,000 in full satisfaction of any and all amounts due thereunder.

(d) From and after the Distribution Time, the MVT Parties shall be entitled to any refund of or credit for MVT Taxes, provided that the MI Parties shall be entitled to receive and retain any refund of Taxes to the extent such refund is attributable to a Tax Carryover Attribute of any member of the MI Group. From and after the Distribution Time, the MI Parties shall be entitled to any refund of or credit for Taxes to which the MVT Parties are not entitled pursuant to the preceding sentence.

(e) For the avoidance of doubt, (i) any MI Specified Refunds are solely for the benefit of the MI Parties, (ii) any payroll Tax refunds arising out of the Supreme Court’s decision in CSX Corp. v. United States shall be for the benefit of the MI Parties if a member of the MI Group incurred the payroll expense and for the benefit of the MVT Parties if a member of the MVT Group incurred the payroll expense, and (iii) any sales or use Tax Refunds shall be for the benefit of the MI Parties if a member of the MI Group incurred the original sales or use Tax and for the benefit of the MVT Parties if a member of the MVT Group incurred the original sales or use Tax.

SECTION 2.04. Restructuring Taxes; Other Taxes Relating to the Distribution.

(a) Except to the extent otherwise provided in Section 2.04(b), (i) the MVT Parties shall be liable for any Restructuring Tax to the extent such Restructuring Tax would not have been imposed but for an MVT Tainting Act and (ii) the MI Parties shall be liable for any other Restructuring Taxes.

(b) The MVT Parties shall be liable for 50% and the MI Parties shall be liable for 50% of any sales, transfer, value added or other similar Taxes or fees (including all real estate, transfer Taxes and real estate recording fees but excluding patent, copyright, and trademark recording fees and similar items relating to patents, copyrights and trademarks (which are governed by Section 6.6 of the Investment Agreement)) payable in connection with the transactions contemplated by the Separation Agreement and the Investment Agreement (the “Transaction Taxes”). The parties agree to timely sign and deliver such certificates or forms as are requested by the other party and may be necessary or appropriate to enable such party to file promptly and timely the Tax Returns for such Transaction Taxes with the appropriate Taxing authorities and remit payment of the Transaction Taxes.

(c) Notwithstanding any other provision of this Agreement, the MI Parties shall be liable for all Taxes arising from or attributable to (i) any excess loss accounts or deferred intercompany transactions taken into account under Section 1502 of the Code or Treasury Regulations issued thereunder and any similar items (including but not limited to “deferred intercompany stock accounts” for California tax purposes) taken into account under state, local or foreign Tax laws as a result of the transactions contemplated by the Separation Agreement and the Investment Agreement (but not, for the avoidance of doubt, any excess loss accounts created as a result of such transactions that are not taken into account as a result of such transactions), (ii) Sections 301(c)(3), 311(b) or 357(c) of the Code and any similar provisions of state, local and foreign Tax law as a result of the transactions contemplated by the Separation Agreement or the Investment Agreement, and (iii) recapture of any “dual consolidated losses” attributable to any member of the MI Group within the meaning of Section 1503 of the Code.

(d) Notwithstanding any other provision of this Agreement, the MI Parties shall be liable for all Taxes imposed on the MVT Dividend or any distributions of cash from Subsidiaries to fund the MVT Dividend; provided, however, that the MVT Parties shall be liable for any such Taxes to the extent such Taxes would not have been imposed but for any structural changes made with respect to any member of the MVT Group between the Distribution Date and December 31, 2007 (including any taxes imposed as a result of a failure to comply with Wisconsin Statutes Section 71.26(3)(j)).

SECTION 2.05. MVT Taxes; MI Taxes.

(a) The portion of any Covered Group Taxes (including any state combined or unitary Taxes) for any Covered Group Year constituting MVT Taxes shall be computed on an MVT Separate Group Basis. The remaining portion of any Covered Group Taxes for any Covered Group Year shall constitute MI Taxes.

(b) Any Tax (including escheat liability) other than Covered Group Taxes (which Taxes are addressed in Section 2.05(a) above) shall constitute (i) an MI Tax to the extent a member of the MI Group has the primary liability to a Governmental Entity for such Tax and (ii) an MVT Tax to the extent a member of the MVT Group has the primary liability to a Governmental Entity for such Tax, provided that any Tax of MI Corp. attributable to a Pre-Distribution Period for which MVT Holding is liable after the Distribution Date to such Governmental Entity as a “successor” to MI Corp. for Tax purposes for any Covered Group Year shall constitute an MI Tax.

SECTION 2.06. Calculation of Taxes.

(a) Notwithstanding any other provision of this Agreement, to the extent permitted by law, the following amounts (the “MVT Compensation Payments”) shall be treated as deductible by MVT Holding or its Subsidiaries for all Income Tax purposes (and not by any member of the MI Group): (A) any deduction arising by virtue of the exercise after the Distribution Time of any compensatory option to acquire MVT Holding Common Stock, (B) any deduction arising by virtue of the vesting after the Distribution Time of any restricted shares of MVT Holding Common Stock or New MI Corp. Common Stock held by an employee of a member of the MVT Group and (C) any deductible investment banking fees or other legal fees incurred and paid by any member of the MVT Group in connection with the Transactions. To the extent permitted by law, the following amounts (the “MI Compensation Payments”) shall be treated as deductible by MI Corp. or its Subsidiaries for all Income Tax purposes (and not by any member of the MVT Group): (A) any deduction arising by virtue of the exercise of any compensatory option to acquire MI Corp. Common Stock or New MI Corp. Common Stock, (B) any deduction arising by virtue of the vesting prior to the Distribution Time of any restricted shares of MI Corp. Common Stock, (C) any deduction arising by virtue of the vesting after the Distribution Time of any restricted shares of MVT Holding Common Stock or New MI Corp. Common Stock held by an employee of a member of the MI Group and (D) any deductible investment banking fees or other legal fees incurred and paid by any member of the MI Group in connection with the Transactions. In the event that, notwithstanding the foregoing, it is determined that any MVT Compensation Payment is deductible by MI Corp. or any of its Subsidiaries or any MI Compensation Payment is deductible by MVT Holding or any of its Subsidiaries, appropriate reconciliation payments shall be made between the parties.

(b) To the extent required by Applicable Laws, the Taxable year of each member of the MI Group shall close at the close of the Distribution Date and the Taxable income of such year for Income Tax purposes shall be computed taking into account the principles of Treasury Regulation Section 1.1502-76(b) or of a corresponding provision under the laws of an applicable state, local, municipal or foreign jurisdiction, except that no “ratable allocation election” shall be made.

SECTION 2.07. Carryback Provisions. Unless the parties otherwise agree in writing, the MI Parties and the MVT Parties shall elect and shall cause each of the MI Subsidiaries or MVT Subsidiaries to elect, where permitted by Applicable Laws, to carry forward any loss, credit or similar Tax attribute (“Tax Carryover Attribute”) arising in a Post-Distribution Period, with respect to a Shared Return, that could, in the absence of such election, be carried back to a Pre-Distribution Period. Any refund or credit of Taxes resulting from the required carryback of any Tax Carryover Attribute attributable to a member of the MI Group arising in a Post-Distribution Period shall be for the account and benefit of New MI Corp.; provided, however, that MVT Holding shall only be required to pay such amount to New MI Corp. at the time such amount is actually realized in cash, credit, refund or offset by the MVT Group after taking into account (i) all other Tax attributes of the Affiliated Group and (ii) any carryback of any Tax Carryover Attribute attributable to any member of the MVT Group. Any refund, credit or offset of Taxes resulting from the carryback of any Tax Carryover Attribute attributable to a member of MVT Group arising in a Post-Distribution Period shall be for the account and benefit of MVT Holding. If a member of the MI Group recognizes a Tax Carryover Attribute that, under Applicable Laws, must be carried back to a Pre-Distribution Period during which MI Corp. or any MI Subsidiary joined in filing a Tax Return on a consolidated, combined, or unitary basis with any member of the MVT Group, MVT Holding shall, at the expense of New MI Corp., file appropriate refund claims within a reasonable period after being requested by New MI Corp. to do so, unless such filing shall affect the liability or any attributes of the MVT Parties or any of their Affiliates under this Agreement (including the ability of any member of the MVT Group to carry back a Tax attribute), in which case such filing shall be subject to MVT Holding’s prior written consent (such consent not to be unreasonably withheld). Consent shall not be considered unreasonably withheld within the meaning of the preceding sentence if such filing would increase Taxes for which the MVT Parties would be responsible under this Agreement and for which New MI Corp. does not compensate the MVT Parties. If a refund claim for which the MI Parties have received payment from the MVT Parties is subsequently disallowed by the relevant Governmental Entity, the MI Parties shall promptly return such payment to the MVT Parties together with any interest, penalties and additions to Tax resulting from such disallowance.

SECTION 2.08. General Tax Payments. With respect to any Taxes for which one party (the “Liable Party”) is liable under Article II and that are to be remitted in connection with Tax Returns to be filed by the other party (the “Filing Party”) after the Distribution Date, the Liable Party shall make any payment of estimated Taxes no later than the fifth day after receipt of written request (but not before the fifth date preceding the due date for such payment) from the Filing Party setting forth the Filing Party’s good faith estimate of the Liable Party’s portion of the estimated Taxes to be remitted. Within 60 days after the date that the Tax Return for the Taxable period is due (including extensions), the Filing Party shall provide a written request to the Liable Party describing in reasonable detail the amount of any true-up payment owed to the Filing Party and to be made by the Liable Party or any true-up payment owed by the Filing Party to the Liable Party as a result of an overpayment by the Liable Party. A true-up payment shall be made no later than fifteen (15) days after receipt of the written request for the true-up payment.

SECTION 2.09. Other Payments. Other payments due to a party under Article II shall be due (a) in the case of the receipt or crediting of a refund, five (5) days after such receipt or crediting, provided, however, that any MI Specified Refund received by any member of the MVT Group shall be remitted to the MI Parties the next business day following receipt, and (b) in the case of a Final Determination, or the completion of an audit, assessment or examination or similar event, two (2) days prior to the date payment is to be made to the Governmental Entity. In the case of a delay in payment, the party required to have made payment shall pay interest to the other party at the Applicable Federal Rate.

SECTION 2.10. Notice. MVT Holding and New MI Corp. shall give each other prompt written notice of any payment that may be due under this Agreement, provided that any failure to notify shall not cause any party to forfeit substantive rights, except to the extent the other party is materially prejudiced thereby. Any payment that may be due under this Agreement is to be made by wire transfer of immediately available funds to the account designated by MVT Holding or New MI Corp. in such notice or by any other method as shall be agreed upon by MVT Holding and New MI Corp.

SECTION 2.11. Amended Tax Returns. From and after the Distribution Time, the MVT Parties shall not, and shall not permit any of their Affiliates to, file any amended Income Tax Return for any Pre-Distribution Period that includes MI Corp. or any MI Subsidiary without the prior written consent of New MI Corp. (such consent not to be unreasonably withheld) unless such amended Income Tax Return does not affect the liability or any attributes of the MI Parties or any of their Affiliates under this Agreement or the Investment Agreement (including the ability of New MI Corp. to carry back a Tax Carryover Attribute in accordance with Section 2.07).

ARTICLE III

TAX AUDITS

The following provisions shall apply from and after the Distribution Time.

SECTION 3.01. In General. Except as otherwise provided in this Agreement, (i) New MI Corp. shall have the right to control (A) any Audit relating to Covered Group Taxes, (B) any Audit of a member of the MI Group relating to non-Covered Group Taxes and (C) any Audit relating to Restructuring Taxes and (ii) MVT Holding shall have the right to control any Audit of a member of the MVT Group relating to non-Covered Group Taxes (the party with the right to control such Audit, hereafter, the “Controlling Party”). Subject to Section 3.02(a), the Controlling Party’s rights shall extend to any matter pertaining to the management and control of an Audit, including execution of waivers, choice of forum, scheduling of conferences and the resolution of any Tax Item (including the decision to contest, settle or otherwise agree to any deficiency, claim or adjustment). Any costs incurred in handling, settling, or contesting an Audit shall be borne by the Controlling Party except that, in the case of Covered Group Taxes, MVT Holding shall reimburse New MI Corp. within five days of receiving an invoice for Costs (as defined in this Section 3.01) incurred by New MI Corp. for that portion of the Costs which were expended in connection with issues which arise in connection with Tax Items attributable to any member of the MVT Group. “Costs” means (i) an hourly charge for time expended by New MI Corp. personnel (such hourly charge not to include a profit component), (ii) a pass through of all billings of any third parties such as lawyers and accountants, and (iii) out-of-pocket costs incurred by New MI Corp., including, for example, photocopying (even if performed on New MI Corp. equipment, but with no profit component).

SECTION 3.02. Covered Group Audits; Restructuring Tax Audits.

(a) With respect to any Audit of Covered Group Taxes which involves a Tax Item for which MVT Holding is liable pursuant to this Agreement or any Audit relating to Restructuring Taxes for which MVT Holding may be liable pursuant to Section 2.04(a) of this Agreement (a “MVT Restructuring Tax Audit”), New MI Corp. shall (i) keep MVT Holding informed in a timely manner of all actions taken or proposed to be taken by New MI Corp. with respect to such Tax Item or such MVT Restructuring Tax Audit, (ii) afford MVT Holding the right to attend material conference calls and meetings and to have reasonable comments incorporated in any written submission or response submitted to the relevant Tax authority with respect to such Tax Item or MVT Restructuring Tax Audit; (iii) consult with MVT Holding as to strategy and settlement decisions, including any correspondence or filings submitted in connection therewith; (iv) use its best efforts to arrive at a settlement of such Audit that reflects the ultimate merits of the issues without taking into account the fact that MVT Holding is liable for the Tax relating to such Tax Item under this Agreement; and (v) not settle, compromise, abandon or finally dispose of any such Audit or MVT Restructuring Tax Audit without obtaining the prior written consent, which consent shall not be unreasonably withheld, of MVT Holding if such settlement, compromise, abandonment or final disposition could have an adverse impact on any member of the MVT Group. For the avoidance of doubt, the MI Parties shall be solely responsible for any sales or use tax audits relating to a member of the MI Group and the MVT Parties shall be solely responsible for any sales or use tax audits relating to a member of the MVT Group.

(b) Notwithstanding anything to the contrary herein, New MI Corp. shall have sole and exclusive control of any Audit relating to the MI Specified Refunds.

SECTION 3.03. Notice. Within ten (10) days after a party receives a written notice of any audit or proposed adjustment to a Tax Item that would reasonably be expected to give rise to an indemnification obligation or other liability (including a liability for Tax) under this Agreement, such party shall notify the other party of such proposed adjustment, and thereafter shall promptly forward to the other party copies of notices and material communications with any Taxing Authority relating to such proposed adjustment; provided, however, that the failure to provide such notice shall not release the indemnifying party from any of its obligations under this Agreement except to the extent that such indemnifying party is materially prejudiced by such failure.

ARTICLE IV

COOPERATION

The following provisions shall apply from and after the Distribution Time.

SECTION 4.01. Inconsistent Actions. Each party hereto agrees to, and to cause each of its Affiliates to, (a) report the MI Merger and the MI Conversion as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, the MI Contribution (as defined in the Investment Agreement) followed by the Distribution as a reorganization within the meaning of Section 368(a)(1)(D) of the Code, and the Distribution as a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code on all Tax Returns and other filings, and (b) comply with and take no action inconsistent with the representations and covenants provided to the IRS in connection with obtaining the Private Letter Ruling and the representations made in connection with the Tax Opinion, and (c) not fail to be engaged in the conduct of the active trade or businesses relied upon for purposes of satisfying the requirements of Section 355(b) of the Code for purposes of the Private Letter Ruling. For all Post-Distribution Periods, each party to this Agreement agrees to, and to cause each of its Affiliates to, in the absence of a controlling change in Applicable Laws or circumstances, report on all Tax Returns, the Tax consequences of the transactions undertaken pursuant to the Transaction Agreements and the Investment Agreement in accordance with the positions taken with respect to such transactions to the extent reported on Tax Returns filed with respect to all Covered Group Years in respect of such transactions.

SECTION 4.02. Prohibited Acts.

(a) For 24 months following the Distribution Date (the “Restricted Period”), each of the MVT Parties and their Affiliates, on the one hand, and each of the MI Parties and their Affiliates, on the other hand, agree that they will not (i) redeem or otherwise repurchase any capital stock of MVT Holding or New MI Corp. other than, in the case of New MI Corp. only, pursuant to open market stock repurchase programs meeting the requirements of Section 4.05(1)(b) of Rev. Proc. 96-30, 1996-1 C.B. 696, or (ii) enter into any agreements with respect to transactions or events (including, but not limited to, capital contributions or acquisitions, entering into any partnership or joint venture arrangements, stock issuances, stock acquisitions, option grants, or a series of such transactions or events (but excluding the Distribution)), in the case of each of clauses (i) and (ii) above that, if considered part of a plan that includes the Distribution would result in one or more Persons acquiring, directly or indirectly, stock of MVT Holding or New MI Corp. representing a “50-percent or greater interest” therein within the meaning of Section 355(d)(4) of the Code (the acts described in clauses (i) and (ii) above and any action inconsistent with the requirements of Section 4.01 hereof, collectively, the “Prohibited Acts”). Notwithstanding the foregoing, the following shall not be considered a Prohibited Act: (w) the issuance of any compensatory options by MVT Holding, (x) the issuance of any MVT Holding stock pursuant to any MVT Holding compensatory option, and (y) the repurchase of any MVT Holding restricted stock, in each case described in clauses (w), (x) and (y), if such action satisfies the conditions of Treasury Regulation 1.355-7(d)(8)(i) and (z) an action contemplated by the Investment Agreement or any of the Transaction Agreements. For the avoidance of doubt, any issuance of additional equity or rights to acquire new equity by MVT Holding to Investor or to new investors or a secondary acquisition of MVT Holding stock by Investor during the Restricted Period shall be considered a Prohibited Act.

(b) Notwithstanding the foregoing, a party may take any of the Prohibited Acts, subject to Section 2.04, if, (i) in the case of any Prohibited Act proposed to be taken by the MI Parties and their Affiliates, (A) New MI Corp. first obtains (at its expense) an opinion in form and substance reasonably acceptable to MVT Holding of Sidley Austin LLP or another nationally recognized law firm reasonably acceptable to MVT Holding, which opinion may be based on usual and customary factual representations, or (B) at New MI Corp.’s request, MVT Holding (at New MI Corp.’s expense) obtains a supplemental ruling from the IRS, or, (ii) in the case of any Prohibited Act proposed to be taken by the MVT Parties and their Affiliates, (A) MVT Holding first obtains (at its expense) an opinion in form and substance reasonably acceptable to New MI Corp. of Wachtell, Lipton, Rosen & Katz or another nationally recognized law firm reasonably acceptable to New MI Corp., which opinion may be based on usual and customary factual representations or (B) MVT Holding (at its expense) obtains a supplemental ruling from the IRS, in each case that such Prohibited Act(s), and any transaction related thereto, will not affect any of the conclusions set forth in the Private Letter Ruling or Tax Opinion, including (i) the qualification of the Distribution under Section 355 and Section 368(a)(1)(D) of the Code, and (ii) the nonrecognition of gain to MVT Holding in the Distribution; provided, however, that a party may take any of the Prohibited Acts described in Section 4.02(a)(i) and (ii), without obtaining such an opinion or a supplemental ruling if, (x) such party provided reasonable notice to the other party prior to taking such Prohibited Act and (y) after giving effect to such Prohibited Act and considering such Prohibited Act part of a plan that includes the Distribution, one or more Persons would not have acquired directly or indirectly, stock of MVT Holding or New MI Corp. representing a more than 40% interest (by vote or value) therein. A party may also take any of the Prohibited Acts, subject to Section 2.04, with the written consent of the other party in the other party’s sole and absolute discretion. During the Restricted Period, the parties shall provide, and shall cause their respective Affiliates to provide, all information reasonably requested by the other party relating to any transaction involving an acquisition (directly or indirectly) of that party’s stock within the meaning of Section 355(e) of the Code. The parties hereto agree that the payment of monetary compensation would not be an adequate remedy to a breach of the obligations described in the Prohibited Acts, and each party consents to the issuance and entry of an injunction to prevent a breach of the obligations contained in the Prohibited Acts, subject to the waiver and consent described in the preceding sentence. New MI Corp. represents that, to its knowledge, from the date of this Agreement until the time of the Distribution, and except as contemplated by the Investment Agreement or the Transaction Agreements, there will be no agreement, understanding, arrangement or substantial negotiations by MVT Holding (or any of its Subsidiaries) concerning any acquisition of MVT Holding stock for purposes of applying Treasury Regulation Section 1.355-7(d)(3) and an opinion and/or ruling obtained in accordance with Section 4.02(b)(ii) may assume the accuracy of such representation (it being understood that New MI Corp makes no representation with respect to any events occurring before the date of this Agreement).

SECTION 4.03. Cooperation with Respect to Tax Return Filings, Examinations and Tax Related Controversies. In addition to any obligations imposed pursuant to the Separation Agreement, each party shall fully cooperate with the other party and its representatives, in a prompt and timely manner, in connection with (i) the preparation and filing of and (ii) any inquiry, audit, redetermination, examination, investigation, dispute, or litigation involving, any Tax Return required to be filed by such other party pursuant to this Agreement. Such cooperation shall include, but not be limited to, (x) the execution and delivery to such other party of any power of attorney required to allow such other party and its counsel to participate in or control any inquiry, audit or other administrative proceeding and to assume the defense or prosecution, as the case may be, of any suit, action or proceeding pursuant to the terms of and subject to the conditions set forth in Article III, including execution and delivery to New MI Corp. of the Power of Attorney in the form to be attached prior to the Distribution Date as Exhibit A hereto, and (y) making available, during normal business hours, and within 15 days of any written request therefor, all books, records and information, and the assistance of all officers and employees, necessary or useful in connection with the preparation of any Tax return or any Tax inquiry, audit, redetermination, examination, investigation, dispute, litigation or any other matter. Any recoveries by the MVT Parties, the MI Parties, or any of their respective Affiliates against third parties (including awards for damages) relating to Restructuring Taxes shall be shared and allocated by the parties consistently with the allocation of the underlying Restructuring Taxes.

ARTICLE V

RETENTION OF RECORDS; ACCESS

The MI Group and the MVT Group shall retain all Information in accordance with Section 6.04 of the Separation Agreement. The MI Group shall be responsible for storage and maintenance of all Information relating to Tax Returns for which it is responsible for filing under Section 2.01(a); provided that New MI Corp. shall provide MVT Holding with (i) originals or copies of all non-Shared Tax Returns and associated workpapers (hardcopy and electronic) for the most recent four year period prior to the Distribution Date and (ii) copies of all 2006 and 2007 Shared Returns.

ARTICLE VI

DISPUTES

From and after the Distribution Time, if New MI Corp. and MVT Holding cannot agree on the calculation of any liability under this Agreement, or the interpretation or application of any provision under this Agreement, either party may provide to the other party written notice of intent to invoke the dispute resolution procedures of this Article VI. Within 10 days following the receipt of such written notice, New MI Corp. and MVT Holding shall jointly retain a nationally recognized law firm or “big four” accounting firm, which firm is independent of both parties (the “Independent Firm”), to resolve the dispute. If the parties cannot jointly agree on an Independent Firm to resolve the dispute within the 10 day period, then each party shall select a nationally recognized law firm or “big four” accounting firm, which firm is independent of both parties, and both law or accounting firms shall jointly select an Independent Firm which shall make the determination under this Article VI. The Independent Firm shall act as an arbitrator to resolve all points of disagreement and its decision shall be final and binding upon all parties involved, provided, however, that if the disagreement relates to an amount of Tax at issue (or potentially at issue) equal to or greater than $1,000,000, such decision shall be non-binding. The Independent Firm shall determine the appropriate outcome based upon this Agreement with respect to each disputed item. The Independent Firm shall have 90 days from the date that it is selected in which to make such determinations, unless New MI Corp. and MVT Holding mutually agree on an extension of such period or the Independent Firm, in its discretion, determines that an extension of such period is warranted by exceptional circumstances. New MI Corp. and MVT Holding shall provide the Independent Firm with such information or documentation as the Independent Firm deems in its discretion to be necessary for it to make the determinations requested of it. Any determination by the Independent Firm shall be in writing. Following the decision of the Independent Firm, New MI Corp. and MVT Holding shall each take or cause to be taken any action necessary to implement any binding decision of the Independent Firm. The fees and expenses relating to the Independent Firm shall be borne by the party that such Independent Firm determines has lost the dispute.

ARTICLE VII

SURVIVAL OF LIABILITIES

Notwithstanding any other provision in this Agreement, any liabilities under this Agreement shall survive for 60 days following any applicable statute of limitation; provided, however, that each party may continue to demand the full amount of payment to be made with respect to any such liabilities under this Agreement and such liabilities shall continue to survive until paid in full in accordance with this Agreement.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01. Entire Agreement; Construction. This Agreement, the Separation Agreement, the Investment Agreement, the Continuing Business Agreements and the Ancillary Agreements, including any annexes, schedules and exhibits hereto or thereto, and other agreements and documents referred to herein and therein, will together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and will supersede all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, with respect to such subject matter. Notwithstanding any other provisions in this Agreement to the contrary, in the event and to the extent that there is a conflict relating to Taxes between the provisions of this Agreement and the provisions of the Separation Agreement, the Investment Agreement, the Continuing Business Agreements or any other Ancillary Agreements, the provisions of this Agreement shall control.

SECTION 8.02. Survival of Agreements. Except as otherwise contemplated by the this Agreement, all covenants and agreements of the parties contained in this Agreement will remain in full force and effect and survive the Distribution Time.

SECTION 8.03. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 8.04. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) upon confirmation of receipt if delivered by facsimile, (iii) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (iv) when received if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	If to New MI Corp. or MI Corp. to:

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

Fax:            (414) 765-7809

Attention:  Dennis Kuester

                  President and Chief Executive Officer

                  and

                  Randall J. Erickson

                  Senior Vice President, General Counsel

                  and Corporate Secretary

with a copy to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Fax:            (312) 853-7036

Attention:  Imad Qasim, Esq.

                  Pran Jha, Esq.

(b)	If to MVT Holding or MVT Corp. to:

Metavante Corporation

4900 West Brown Deer Rd.

Milwaukee, Wisconsin 53223

Fax:            (414) 362-1705

Attention:  Frank Martire

                  President and Chief Executive Officer

                  and

                  Norrie Daroga

                  General Counsel

with a copy to:

Quarles & Brady LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4497

Fax:            (414) 978-8786

Attention:  Patrick M. Ryan, Esq.

SECTION 8.05. Payments. Any payment that may be due under this Agreement is to be made by wire transfer of immediately available funds to the account designated by the MI Parties or the MVT Parties in such notice or by any other method as shall be agreed upon by the MI Parties and the MVT Parties.

SECTION 8.06. Consent to Jurisdiction. Each of the MVT Parties and the MI Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Wisconsin, and each of the MVT Parties and the MI Parties hereby irrevocably submits with regard to any such action or proceeding for themselves and in respect to their property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the MVT Parties and the MI Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 8.07. Amendments. This Agreement cannot be amended except by a written agreement executed by the MVT Parties and the MI Parties; provided, that, unless the Investment Agreement shall have been terminated, any such amendment shall be subject to the prior written consent of Investor, such consent with respect to any such amendment after the Distribution Time not to be unreasonably withheld, conditioned or delayed.

SECTION 8.08. Assignment. No party to this Agreement will (or permit any of the members of its Group to) convey, assign or otherwise transfer any of its rights or obligations under this Agreement, in whole or in part, without the prior written consent of the other parties in their sole and absolute discretion; provided, that unless the Investment Agreement shall have been terminated, any such assignment prior to the Distribution Time shall be subject to the prior written consent of Investor. Any conveyance, assignment or transfer requiring the prior written consent of the other parties or Investor pursuant to this Section 8.08 that is made without such consent will be void ab initio. No assignment of this Agreement will relieve the assigning party of its obligations hereunder.

SECTION 8.09. Captions; Currency. The article, section and paragraph captions herein and the table of contents hereto are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Unless otherwise specified, all references herein to numbered articles or sections are to articles and sections of this Agreement and all references herein to schedules are to schedules to this Agreement. Unless otherwise specified, all references contained in this Agreement, in any schedule referred to herein or in any instrument or document delivered pursuant hereto to dollars or “$” shall mean United States Dollars.

SECTION 8.10. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby. If the economic or legal substance of the transactions contemplated hereby is affected in any manner adverse to any party as a result thereof, the parties and Investor will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

SECTION 8.11. Parties in Interest. This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not made for the benefit of any Person not a party hereto, and no Person other than the parties hereto or their respective successors and permitted assigns will acquire or have any benefit, right, remedy or claim under or by reason of this Agreement, except that the provisions of Sections 8.08 and 8.10, the proviso in Section 8.07, the proviso in Section 8.13 and this sentence of Section 8.11 shall also inure to the benefit of Investor.

SECTION 8.12. Schedules. All schedules attached hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Capitalized terms used in the schedules hereto but not otherwise defined therein will have the respective meanings assigned to such terms in this Agreement.

SECTION 8.13. Waivers; Remedies. Any agreement on the part of a party hereto to waive the performance by the other party of any of its covenants hereunder shall be valid only if set forth in a written instrument signed on behalf of such party; provided, that, unless the Investment Agreement shall have been terminated, any such waiver shall be subject to the prior written consent of Investor, such consent with respect to any such waiver after the Distribution Time not to be unreasonably withheld, conditioned or delayed. No failure or delay on the part of either the MVT Parties or the MI Parties in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of either the MVT Parties or the MI Parties of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor will any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

SECTION 8.14. Counterparts. This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

SECTION 8.15. Performance. The MVT Parties will cause to be performed and hereby guarantee the performance of all actions, agreements and obligations set forth herein to be performed by any of their Subsidiaries. The MI Parties will cause to be performed and hereby guarantee the performance of all actions, agreements and obligations set forth herein to be performed by any of their Subsidiaries.

SECTION 8.16. Interpretation. Any reference herein to any federal, state, local, or foreign law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) the terms “hereof”,

“herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement and (c) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”.

SECTION 8.17. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to pursue specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 8.18. Mutual Drafting. This Agreement shall be deemed to be the joint work product of the MVT Parties and the MI Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first hereinabove written.

METAVANTE HOLDING COMPANY

By:	/s/ GREGORY A. SMITH
Name:	Gregory A. Smith
Title:	President

METAVANTE CORPORATION

By:	/s/ DONALD LAYDEN JR.
Name:	Donald Layden Jr.
Title:	Senior Executive Vice President

NEW M&I CORPORATION

By:	/s/ GREGORY A. SMITH
Name:	Gregory A. Smith
Title:	President

MARSHALL & ILSLEY CORPORATION

By:	/s/ MARK F. FURLONG
Name:	Mark F. Furlong
Title:	President

Annex D

Form of

METAVANTE HOLDING COMPANY

SHAREHOLDERS AGREEMENT

Dated as of [•]

D-i

SHAREHOLDERS AGREEMENT, dated as of [•] (as it may be amended from time to time, this “Agreement”), among (i) Metavante Holding Company, a Wisconsin corporation (the “Company”), (ii) WPM, L.P., a Delaware limited partnership (“Investor”), and (iii) any other Shareholder that may become a party to this Agreement after the date and pursuant to the terms hereof.

W I T N E S S E T H:

WHEREAS, pursuant to an Investment Agreement, dated as of April 3, 2007 (the “Investment Agreement”), among the Company, Marshall & Ilsley Corporation, a Wisconsin corporation (“MI Corp.”), New M&I Corporation, a Wisconsin corporation, Metavante Corporation, a Wisconsin corporation, and Investor, Investor has agreed to acquire, on the terms and subject to the conditions set forth in such agreement, (i) newly issued shares of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of the Company and (ii) certain purchase rights with respect to shares of Common Stock pursuant to the Stock Purchase Right Agreement, dated as of the date hereof, between the Company and Investor (“Purchase Rights”) (such transaction, the “Investment”);

WHEREAS, as of the date hereof, Investor will own [•] shares of Class A Common Stock;

WHEREAS, at 12:01 a.m. Eastern Standard Time on the first day following the date hereof, each outstanding share of Class A Common Stock held by Investor shall automatically convert into a share of Common Stock;

WHEREAS, it is a condition to the consummation of the transactions contemplated by the Investment Agreement that the Company execute and deliver this Agreement; and

WHEREAS, each of the parties hereto wishes to set forth in this Agreement certain terms and conditions regarding the Investment and the ownership of shares of Common Stock, including certain registration rights applicable to such shares, restrictions on the transfer of such shares, restrictions on certain actions relating to the Company, and the management of the Company and its subsidiaries.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

GOVERNANCE

1.1 Composition of the Board of Directors. (a) The by-laws of the Company shall provide that so long as this Article I is in effect the Board of Directors of the Company (the “Board”) shall consist of eleven directors, such directors to be nominated and elected in accordance with this Agreement and the provisions of the by-laws of the Company. As of the Closing Date, the directors shall consist of (i) three directors designated by Investor (such designees and any persons nominated pursuant to Section 1.1(b) and elected as directors and any persons designated as replacement directors for such designees or their replacements pursuant to Section 1.1(c), the “Investor Designees”), (ii) two directors who shall be officers of the Company, one of whom shall be the President and Chief Executive Officer of the Company and one of whom shall be the Senior Vice President and Chief Operating Officer of the Company, (iii) one director who shall be designated by MI Corp. and shall initially be Dennis J. Kuester (such designee and any person designated as a replacement director for such designee or their replacement pursuant to Section 1.1(d), the “MI Designee”), and (iv) five additional directors designated pursuant to Section 6.2 of the Investment Agreement, each of whom shall qualify as Independent Directors and one of whom shall also be a director of MI Corp. (such designees, any persons nominated and elected as directors or designated as replacement directors for such designees or their replacements pursuant to

Section 1.1(d), the “Initial Unaffiliated Directors”); provided, however, that if Investor or MI Corp. is prevented by Applicable Law or regulatory process from designating any of its designees pursuant to the foregoing clause (i), (iii) or (iv) (in the case of a MI Corp. director), as applicable, or if such designation is otherwise prohibited by Section 6.2(a) of the Investment Agreement (because such designation would result in the Company being an affiliate of New MI Corp. for purposes of Section 23A or 23B of the Federal Reserve Act), then such directors shall be Independent Directors selected pursuant to the foregoing clause (iv) in a manner which addresses the reason that the designee was originally prevented from being designated. The Chairman of the Board of the Company shall be Dennis J. Kuester for a period of one year from the date hereof. If Dennis J. Kuester is unable to serve as Chairman of the Board during such one-year period, and after such one-year period, the President and Chief Executive Officer of the Company shall, subject to the approval of the Board, succeed Dennis J. Kuester as the Chairman of the Board. In connection with the 2008 annual meeting of the Company, the Company shall take all actions necessary to provide that the Investor Designees are nominated for re-election to the Board at such annual meeting and the remaining directors shall be nominated in accordance with the provisions of this Agreement and the by-laws of the Company.

(b) Following the 2008 annual meeting of shareholders of the Company: (i) so long as the Investor Percentage Interest equals or exceeds 17.5%, Investor shall have the right to nominate three directors; (ii) if the Investor Percentage Interest is less than 17.5% but equals or exceeds 7.5% Investor shall have the right to nominate two directors; (iii) if the Investor Percentage Interest is less than 7.5% but the fair market value, as determined by the Board in good faith, of the Voting Securities Beneficially Owned by the Investor Group equals or exceeds $150 million, Investor shall have the right to nominate one director; and (iv) if the Investor Percentage Interest is less than 7.5% and the fair market value, as determined by the Board in good faith, of the Voting Securities Beneficially Owned by the Investor Group is less than $150 million, Investor shall not have the right to nominate any directors. Such nominees shall, subject to Applicable Law, be the Company’s nominees to serve on the Board and the Company shall solicit proxies for them to the same extent as it does for any of its other nominees to the Board. Following the 2008 annual meeting of shareholders of the Company, the remaining directors of the Board shall be nominated in accordance with this Agreement and the provisions of the by-laws of the Company.

(c) Subject to Section 1.1(b), the remaining Investor Designees then in office shall have the right to designate any replacement for an Investor Designee upon the death, resignation, retirement, disqualification or removal from office of such director; provided, that if an Investor Designee is removed for cause by the shareholders, the remaining Investor Designee shall not designate the person who was removed as such replacement Investor Designee.

(d) Until the 2008 annual meeting of shareholders of the Company, (i) the remaining MI Designees then in office shall have the right to designate any replacement for a MI Designee upon the death, resignation, retirement, disqualification or removal from office of such director; provided, that if an MI Designee is removed for cause by the shareholders, the remaining MI Designees shall not designate the person who was removed as such replacement MI Designee and (ii) the Initial Unaffiliated Directors by majority vote or consent of those Initial Unaffiliated Directors then in office shall have the right to designate any replacement for an Initial Unaffiliated Director upon the death, resignation, retirement, disqualification or removal from office of such director; provided, that if an Initial Unaffiliated Director is removed for cause by the shareholders, the remaining Initial Unaffiliated Directors shall not designate the person who was removed as such replacement Initial Unaffiliated Director.

(e) For purposes of constituting the initial Board as of the Closing Date upon consummation of the Transactions, no Investor Designee shall be deemed not to be an Independent Director because of the ownership of Common Stock by Investor or because of the rights of Investor under this Agreement.

(f) Until the Board shall determine otherwise, the regular meetings of the Board shall be held on the third Thursday of each February, April, June, August, October and December.

1.2 Committees.

(a) The Board shall have the following committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee (as such terms are defined in the Company’s by-laws). Each of the foregoing committees shall have three members.

(b) All the members of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee shall qualify as Independent Directors. To the extent permitted by Applicable Law and the rules of the New York Stock Exchange, at least one member of the Compensation Committee (who shall be the Chairman of the Compensation Committee), Nominating and Corporate Governance Committee and the Audit Committee shall be an Investor Designee.

1.3 Articles of Incorporation and By-laws. The Company and Investor shall take or cause to be taken all lawful action necessary to ensure at all times as of and following the Closing Date that the articles of incorporation and by-laws of the Company are not inconsistent with the provisions of this Agreement or the transactions contemplated hereby.

1.4 Approval Rights. In addition to any other approval required, during any time that the restrictions of Section 3.1(a) and Section 3.1(b) are in effect, the Company shall not, and shall cause its subsidiaries not to, take any of the following actions without the approval of the Board by Supermajority Vote:

(i) entering into a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated, would result in a Change of Control; provided, however, that for the purposes of this clause (i) of Section 1.4, the words “a majority of” and “all or substantially all of” in the definition of “Change of Control” shall be replaced by the words “twenty percent of”;

(ii) acquiring (including by merger, business combination, reorganization or other similar transaction), in a single transaction or a series of related transactions, any business or assets for consideration having a value (valuing any non-cash consideration at fair market value as determined by the Board in good faith) in excess of $300 million;

(iii) making or committing to make any capital expenditure or series of related capital expenditures in excess of $300 million;

(iv) disposing of (including by merger, business combination, reorganization or other similar transaction), in a single transaction or a series of related transactions, any business or assets for consideration having a value (valuing non-cash consideration at fair market value as determined by the Board in good faith) in excess of $100 million; and

(v) (A) incurring any indebtedness for borrowed money or issuing any debt securities (other than indebtedness or debt securities owed or issued solely between or among the Company and/or one or more wholly owned Subsidiaries), or (B) guaranteeing any indebtedness for borrowed money of any other Person if the amount of such incurred or guaranteed indebtedness exceeds $300 million.

1.5 Venture Capital Qualifying Investment. (a) Investor represents and warrants that Investor Fund is a “venture capital operating company” within the meaning of Department of Labor “plan asset” regulations (“VCOC”). Investor agrees to notify the Company promptly if Investor Fund ceases to be a VCOC or if, in Investor’s good faith judgment, the provisions set forth in Section 1.5(b) are no longer required in order for the ownership of Common Stock to qualify as a venture capital investment within the meaning of Department of Labor “plan asset” regulations.

(b) The Company hereby agrees that, subject to Applicable Law and existing contractual restrictions and provided that Investor Fund executes a confidentiality agreement in form reasonably satisfactory to the Company covering Investor Fund and its representatives which governs the confidentiality and use of any information received by Investor Fund or its representatives from the Company pursuant to this Section 1.5, it shall (i) furnish

Investor Fund with such financial and operating data and other information with respect to the business and properties of the Company as the Company prepares and compiles for its directors in the ordinary course and as Investor Fund may from time to time reasonably request, (ii) permit Investor Fund to discuss the affairs, finances and accounts of the Company, and to make proposals and furnish advice with respect thereto, with the principal officers of the Company within thirty days after the end of each fiscal quarter of the Company, and (iii) invite a representative of Investor Fund to attend all meetings of the Board in a nonvoting observer capacity if none of the Investor Designees is a member of the Board and, in this respect, shall give such representative copies of all notices, minutes, consents and other material that it provides to the directors and such representative shall be entitled to participate in discussions of matters brought to the Board. The provisions of this Section 1.5 (b) shall terminate on the earlier of (i) the date of termination of this Article I pursuant to Section 1.6, (ii) the date on which Investor Fund ceases to be a VCOC and (iii) the date on which, in Investor’s good faith judgment, the provisions of this Section 1.5(b) are no longer required in order for the ownership of Common Stock to qualify as a venture capital investment within the meaning of Department of Labor “plan asset” regulations.

1.6 Termination of Article I. Subject to Section 6.1, this Article I (other than Section 1.3) shall terminate and be of no further force or effect on the earlier of (i) the date on which the Investor Percentage Interest is less than 7.5% and the fair market value, as determined by the Board in good faith, of the Voting Securities Beneficially Owned by the Investor Group is less than $150 million and (ii) the tenth anniversary of the Closing Date.

ARTICLE II

REGISTRATION RIGHTS

2.1 Demand Registrations.

(a) Requests for Registration. At any time following the first anniversary of the Closing Date, Investor may request in writing, on behalf of Investor Group, that the Company effect the registration of all or any part of the Registrable Securities held by Investor Group (a “Registration Request”), provided that, prior to the second anniversary of the Closing Date, the number of shares of Common Stock to be sold by Investor Group pursuant to a Registration Request shall be limited to an amount that will not cause the Investor Percentage Interest to be less than 25%. Promptly after its receipt of any Registration Request, the Company will give written notice of such request to all other Shareholders, and will use its reasonable best efforts to register, in accordance with the provisions of this Agreement, all Registrable Securities that have been requested to be registered in the Registration Request or by any other Shareholders by written notice to the Company given within fifteen Business Days after the date the Company has given such Shareholders notice of the Registration Request. The Company will pay all Registration Expenses incurred in connection with any registration pursuant to this Section 2.1. Any registration requested by Investor pursuant to Section 2.1(a) or 2.1(c) is referred to in this Agreement as a “Demand Registration”.

(b) Limitation on Demand Registrations. Investor will be entitled to initiate no more than four Demand Registrations (including Short-Form Registrations permitted pursuant to Section 2.1(c)). No request for registration will count for the purposes of the limitations in this Section 2.1(b) if (i) Investor determines in good faith to withdraw the proposed registration prior to the effectiveness of the Registration Statement relating to such request due to marketing conditions or regulatory reasons relating to the Company, (ii) the Registration Statement relating to such request is not declared effective within 180 days of the date such Registration Statement is first filed with the Commission (other than solely by reason of Investor having refused to proceed) and Investor withdraws its Registration Request prior to such Registration Statement being declared effective, (iii) prior to the sale of at least 90% of the Registrable Securities included in the applicable registration relating to such request, such registration is adversely affected by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and the Company fails to have such stop order, injunction or other order or requirement removed, withdrawn or resolved to Investor’s reasonable satisfaction within thirty days of the date of such order, (iv) more than 10% of the Registrable Securities requested by Investor to be included in the registration are not so included pursuant to Section 2.1(f), or (v) the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a material default or breach thereunder by Investor). Notwithstanding the foregoing, the Company will pay all Registration Expenses in connection with any request for registration pursuant to Section 2.1(a) regardless of whether or not such request counts toward the limitation set forth above.

(c) Short-Form Registrations. The Company will use its reasonable best efforts to qualify for registration on Form S-3 or any comparable or successor form or forms or any similar short-form registration (“Short-Form Registrations”), and, if requested by Investor and available to the Company, such Short-Form Registration will be a “shelf” registration statement providing for the registration of, and the sale on a continuous or delayed basis of the Registrable Securities, pursuant to Rule 415. In no event shall the Company be obligated to effect any shelf registration other than pursuant to a Short-Form Registration. The Company will pay all Registration Expenses incurred in connection with any Short-Form Registration.

(d) Restrictions on Demand Registrations. If the filing, initial effectiveness or continued use of a registration statement, including a shelf registration statement pursuant to Rule 415, with respect to a Demand Registration would (i) require the Company to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the Board (A) would be required to be made in any Registration Statement so that such Registration Statement would not be materially misleading, (B) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement and (C) would in the good faith judgment of the Board reasonably be expected to have a material adverse effect on the Company or its business if made at such time, or (ii) would in the good faith and judgment of the Board reasonably be expected to have a material adverse effect on the Company or its business or on the Company’s ability to effect a planned or proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction, then the Company may upon giving prompt written notice of such action to the participants in such registration (each of whom hereby agrees to maintain the confidentiality of all information disclosed to such participants) delay the filing or initial effectiveness of, or suspend use of, such Registration Statement, provided, that the Company shall not be permitted to do so (x) more than three times during any twelve-month period or (y) for periods exceeding, in the aggregate, one hundred twenty-five days during any twelve-month period. In the event the Company exercises its rights under the preceding sentence, such Shareholders agree to suspend, promptly upon their receipt of the notice referred to above, their use of any prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. If the Company so postpones the filing of a prospectus or the effectiveness of a Registration Statement, Investor will be entitled to withdraw such request and, if such request is withdrawn, such registration request will not count for the purposes of the limitation set forth in Section 2.1(b). The Company will pay all Registration Expenses incurred in connection with any such aborted registration or prospectus.

(e) Selection of Underwriters.

(i) If Investor intends that the Registrable Securities covered by its Registration Request shall be distributed by means of an underwritten offering, Investor will so advise the Company as a part of the Registration Request, and the Company will include such information in the notice sent by the Company to the other Shareholders with respect to such Registration Request. In such event, the lead underwriter to administer the offering will be chosen by Investor subject to the prior written consent, not to be unreasonably withheld or delayed, of the Company.

(ii) If the offering is underwritten, the right of any Shareholder to registration pursuant to this Section 2.1 will be conditioned upon such Shareholder’s participation in such underwriting and the inclusion of such Shareholder’s Registrable Securities in the underwriting, and each such Shareholder will (together with the Company and the other Shareholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. If any Shareholder disapproves of the terms of the underwriting, such Shareholder may elect to withdraw therefrom by written notice to the Company, the managing underwriter and Investor.

(f) Priority on Demand Registrations. The Company will not include in any underwritten registration pursuant to this Section 2.1 any securities that are not Registrable Securities, without the prior written consent of Investor. If the managing underwriter advises the Company that in its reasonable opinion the number of Registrable Securities (and, if permitted hereunder, other securities requested to be included in such offering) exceeds the number of securities that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company will include in such offering only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities will be so included in the following order of priority: (i) first, Registrable Securities of Investor Group and (ii) second, Registrable Securities of any other Shareholders who have delivered written requests for registration pursuant to Section 2.1(a), pro rata on the basis of the aggregate number of Registrable Securities owned by each such Shareholder and (iii) any other securities of the Company that have been requested to be so included, subject to the terms of this Agreement.

(g) Effective Registration Statement. A registration requested pursuant to Section 2.1(a) shall not be deemed to have been effected unless it is declared effective by the Commission and remains effective for the period specified in Section 2.3(b).

2.2 Piggyback Registrations.

(a) Right to Piggyback. Whenever the Company proposes to register any of its securities, other than a registration pursuant to Section 2.1 or a Special Registration, and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company will give prompt written notice (and in any event no later than fifteen Business Days prior to the filing of a Registration Statement with respect to such registration) to all Shareholders of its intention to effect such a registration and, subject to Section 2.2(d), will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within ten Business Days after the date of the Company’s notice (a “Piggyback Registration”). Any Shareholder that has made such a written request may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter, if any, on or before the tenth Business Day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 2.2 prior to the effectiveness of such registration, whether or not any Shareholder has elected to include Registrable Securities in such registration, and except for the obligation to pay Registration Expenses pursuant to Section 2.2(c) the Company will have no liability to any Shareholder in connection with such termination or withdrawal.

(b) Underwritten Registration. If the registration referred to in Section 2.2(a) is proposed to be underwritten, the Company will so advise the Shareholders as a part of the written notice given pursuant to Section 2.2(a). In such event, the right of any Shareholder to registration pursuant to this Section 2.2 will be conditioned upon such Shareholder’s participation in such underwriting and the inclusion of such Shareholder’s Registrable Securities in the underwriting, and each such Shareholder will (together with the Company and the other Shareholders and other holders of securities distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. If any Shareholder disapproves of the terms of the underwriting, such Shareholder may elect to withdraw therefrom by written notice to the Company, the managing underwriter and Investor.

(c) Piggyback Registration Expenses. The Company will pay all Registration Expenses in connection with any Piggyback Registration, whether or not any registration or prospectus becomes effective or final.

(d) Priority on Primary Registrations. If a Piggyback Registration relates to an underwritten primary offering on behalf of the Company, and the managing underwriters advise the Company that in their reasonable opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of such offering (including an adverse effect on the per share offering price), the Company will include in such registration or prospectus only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities will be so included in the following order of priority: (i) first, the securities the Company proposes to sell, (ii) second, Registrable Securities of any Shareholders who have requested registration of Registrable Securities pursuant to Sections 2.1 or 2.2, pro rata on the basis of the aggregate number of such securities or shares owned by each such Shareholder and (iii) third, any other securities of the Company that have been requested to be so included, subject to the terms of this Agreement.

2.3 Registration Procedures. Subject to Section 2.1(d), whenever the Shareholders of Registrable Securities have requested that any Registrable Securities be registered pursuant to Sections 2.1 or 2.2 of this Agreement, the Company will use its commercially reasonable efforts to effect the registration and sale of such Registrable Securities as soon as reasonably practicable in accordance with the intended method of disposition thereof and pursuant thereto. The Company shall use its reasonable best efforts to as expeditiously as possible:

(a) prepare and file with the Commission a Registration Statement with respect to such Registrable Securities, make all required filings with the National Association of Securities Dealers and thereafter use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable, provided that before filing a Registration Statement or any amendments or supplements thereto, the Company will, in the case of a Demand Registration, furnish to Shareholders’ Counsel copies of all such documents proposed to be filed, which documents will be subject to review of such counsel at the Company’s expense;

(b) prepare and file with the Commission such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for a period of either (i) not less than (A) three months, (B) if such Registration Statement relates to an underwritten offering, such longer period as a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer or (C) two years in the case of shelf registration statements (or in each case such shorter period ending on the date that the securities covered by such shelf registration statement cease to constitute Registrable Securities) or (ii) such shorter period as will terminate when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement (but in any event not before the expiration of any longer period required under the Securities Act), and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

(c) furnish to each seller of Registrable Securities such number of copies, without charge, of such Registration Statement, each amendment and supplement thereto, including each preliminary prospectus, final prospectus, any other prospectus (including any prospectus filed under Rule 424, Rule 430A or Rule 430B under the Securities Act and any “issuer free writing prospectus” as such term is defined under Rule 433 promulgated under the Securities Act), all exhibits and other documents filed therewith and such other documents as such seller may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by such seller;

(d) register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things that may be reasonably necessary or reasonably advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

(e) notify each seller of such Registrable Securities and Shareholders’ Counsel, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, as soon as reasonably practicable, prepare and furnish to such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(f) notify each seller of any Registrable Securities covered by such Registration Statement and Shareholders’ Counsel (i) when such Registration Statement or the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to such Registration Statement or to amend or to supplement such prospectus or for additional information, and (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for any of such purposes;

(g) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed or, if no similar securities issued by the Company are then listed on any securities exchange, use its reasonable best efforts to cause all such Registrable Securities to be listed on the New York Stock Exchange or the NASDAQ stock market, as determined by the Company;

(h) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement;

(i) enter into such customary agreements (including underwriting agreements and, subject to Section 2.7, lock-up agreements in customary form, and including provisions with respect to indemnification and contribution in customary form) and take all such other customary actions as Investor, the selling Shareholders or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, making members of senior management of the Company available to participate in “road show” and other customary marketing activities);

(j) make available for inspection by any seller of Registrable Securities and Shareholders’ Counsel, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and documents relating to the business of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement, provided that it shall be a condition to such inspection and receipt of such information that the inspecting Person (i) enter into a confidentiality agreement in form and substance reasonably satisfactory to the Company and (ii) agree to minimize the disruption to the Company’s business in connection with the foregoing;

(k) timely provide to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(l) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use every reasonable effort to promptly obtain the withdrawal of such order;

(m) obtain one or more comfort letters, addressed to the underwriters, if any, dated the effective date of such Registration Statement and the date of the closing under the underwriting agreement for such offering, signed by the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as such underwriters shall reasonably request; and

(n) provide legal opinions of the Company’s counsel, addressed to the underwriters, if any, dated the date of the closing under the underwriting agreement, with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary prospectus) and such other documents relating thereto as the underwriter shall reasonably request in customary form and covering such matters of the type customarily covered by legal opinions of such nature.

As a condition to registering Registrable Securities, the Company may require each Shareholder of Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such Shareholder and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request in writing.

2.4 Registration Expenses.

(a) Except as otherwise provided in this Agreement, all expenses incidental to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, word processing, duplicating and printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters and other Persons retained by the Company (all such expenses, “Registration Expenses”), will be borne by the Company. The Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review, the expenses of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the New York Stock Exchange or NASDAQ. All Selling Expenses will be borne by the holders of the securities so registered pro rata on the basis of the amount of proceeds from the sale of their shares so registered.

(b) In connection with each Demand Registration and each Piggyback Registration in which members of Investor Group participate, the Company will reimburse Investor for the reasonable fees and disbursements of one counsel (“Shareholders’ Counsel”).

2.5 Participation in Underwritten Registrations.

(a) No Shareholder may participate in any registration hereunder that is underwritten unless such Shareholder (i) agrees to sell its Registrable Securities on the basis provided in any underwriting arrangements approved by Investor (including, without limitation, pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s), provided that no Shareholder will be required to sell more than the number of Registrable Securities that such Shareholder has requested the Company to include in any registration), (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) cooperates with the Company’s reasonable requests in connection with such registration or qualification (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by such Shareholder’s failure to cooperate with such reasonable requests, will not constitute a breach by the Company of this Agreement). Notwithstanding the foregoing, no Shareholder will be required to agree to any indemnification obligations on the part of such Shareholder that are materially greater than its obligations pursuant to Section 4.1(b).

(b) Each Shareholder that is participating in any registration hereunder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.3(f), such Shareholder will forthwith discontinue the disposition of its Registrable Securities pursuant to the Registration Statement until such Shareholder receives copies of a supplemented or amended prospectus as contemplated by such Section 2.3(f). In the event the Company gives any such notice, the applicable time period mentioned in Section 2.3(b) during which a Registration Statement is to remain effective will be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 2.5(b) to and including the date when each seller of a Registrable Security covered by such Registration Statement will have received the copies of the supplemented or amended prospectus contemplated by Section 2.3(f).

2.6 Rule 144; Legended Securities; etc.

(a) The Company will use its reasonable best efforts to timely file all reports and other documents required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Shareholder, make publicly available such information as necessary to permit sales pursuant to Rule 144), and will take such further action as any Shareholder may reasonably request, all to the extent required from time to time to enable such Shareholder to sell shares of Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of any Shareholder, the Company will deliver to such Shareholder a written statement as to whether it has complied with such information requirements.

(b) The Company will not issue new certificates for shares of Registrable Securities without a legend restricting further transfer unless (i) such shares have been sold to the public pursuant to an effective Registration Statement under the Securities Act or Rule 144, or (ii) (x) otherwise permitted under the Securities Act, (y) the Shareholder of such shares shall have delivered to the Company an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Company, to such effect, and (z) the Shareholder of such shares expressly requests the issuance of such certificates in writing.

2.7 Holdback. In consideration for the Company agreeing to its obligations under this Agreement, each Shareholder agrees in connection with any registration of the Company’s securities (whether or not such Shareholder is participating in such registration) upon the request of the Company and the underwriters managing any underwritten offering of the Company’s securities, not to effect (other than pursuant to such registration) any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144 or Rule 144A, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company without the prior written consent of the Company or such underwriters, as the case may be, during the Holdback Period, provided that nothing herein will prevent any Shareholder that is a partnership or corporation from making a distribution of Registrable Securities to the partners or shareholders thereof or a transfer to an Affiliate that is otherwise in compliance with applicable securities laws, so long as such distributees agree to be so bound. With respect to such underwritten offering of Registrable Securities covered by a registration pursuant to Sections 2.1 or 2.2, the Company further agrees not to effect (other than pursuant to such registration or pursuant to a Special Registration) any public sale or distribution, or to file any Registration Statement (other than such registration or a Special Registration) covering any, of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the Holdback Period with respect to such underwritten offering, if required by the managing underwriter, provided that notwithstanding anything to the contrary herein, the Company’s obligations under this Section 2.7 shall not apply during any twelve-month period for more than an aggregate of ninety days.

ARTICLE III

TRANSFERS; STANDSTILL PROVISIONS; PREEMPTIVE RIGHTS

3.1 Investor Group Transfer Restrictions. (a) Prior to the first anniversary of the Closing Date, no member of Investor Group will, directly or indirectly, sell, transfer, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any shares of Common Stock (it being understood that transfers of, or other transactions with respect to ownership interests in the Investor Fund or ownership interests in other members of the Investor Group the purpose of which is not to transfer shares of Common Stock shall not be considered to be direct or indirect transfers of shares of Common Stock) except (i) to other members of Investor Group who agree in writing to be bound by the terms of this Agreement, (ii) pursuant to the terms of a Buyout Transaction, (iii) in connection with a bona fide pledge to, or similar arrangement in connection with a bona fide borrowing from, a financial institution, or (iv) in a transaction approved by a majority of the directors of the Company who qualify as Independent Directors who are not Investor Designees.

(b) Following the first anniversary of the Closing Date and prior to the second anniversary of the Closing Date, no member of Investor Group will, directly or indirectly, sell, transfer, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any shares of Common Stock (it being understood that transfers of, or other transactions with respect to ownership interests in the Investor Fund or ownership interests in other members of the Investor Group the purpose of which is not to transfer shares of Common Stock shall not be considered to be direct or indirect transfers of shares of Common Stock) except (i) to other members of Investor Group who agree in writing to be bound by the terms of this Agreement, (ii) pursuant to the terms of a Buyout Transaction, (iii) if following the closing of such transfer, the Investor Percentage Interest would not be less than 17.5%, (iv) in connection with a bona fide pledge to, or similar arrangement in connection with a bona fide borrowing from, a financial institution or (v) in a transaction approved by a majority of the directors of the Company who qualify as Independent Directors who are not Investor Designees.

(c) Any transfer or attempted transfer of shares of Common Stock in violation of this Section 3.1 shall, to the fullest extent permitted by law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported transaction on the share register of the Company.

(d) Investor acknowledges that this Section 3.1 may be enforced by the Company at the direction of a majority of the Independent Directors who are not Investor Designees.

(e) This Section 3.1 shall terminate and be of no further force or effect on the second anniversary of the Closing Date, provided that such termination shall not relieve any party of liability for such party’s breach of this Article III prior to such termination.

3.2 Standstill Provisions. (a) Unless specifically requested in writing in advance by the Company’s Board of Directors, Investor will not and will cause each Investor Group member not to (and Investor will not and will cause each Investor Group member not to at any time assist or encourage others to):

(i) acquire or agree, offer, seek or propose to acquire, directly or indirectly, alone or in concert with any other Person, by purchase or otherwise, any (A) ownership of any of the material assets or businesses of the Company or any subsidiary thereof, or any rights or options to acquire such ownership (including from any third party), or (B) ownership, including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act, of any securities of the Company or any subsidiary thereof, or any rights or options to acquire such ownership (including from any third party), if such ownership would result in an Investor Percentage Interest in excess of 40%;

(ii) solicit proxies (as such terms are defined in Rule 14a-1 under the Exchange Act), whether or not such solicitation is exempt under Rule 14a-2 under the Exchange Act, with respect to any matter from holders of any shares of stock of the Company or any securities convertible into or exchangeable for or exercisable (whether currently or upon the occurrence of any contingency) for the purchase of such stock, or make any communication exempted from the definition of solicitation by Rule 14a-1(l)(2)(iv) under the Exchange Act;

(iii) initiate, or induce or attempt to induce any other Person, entity or group (as defined in Section 13(d)(3) of the Exchange Act) to initiate, any shareholder proposal or tender offer for any securities of the Company or any subsidiary thereof, any change of control of the Company or any subsidiary thereof or the convening of a shareholders’ meeting of the Company or any subsidiary thereof;

(iv) enter into any discussions, negotiations, arrangements or understandings with any other Person with respect to any matter described in the foregoing subparagraphs (i) through (iii);

(v) request the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this Section 3.2(a); or

(vi) take any action with respect to any of the matters described in this Section 3.2(a) that requires public disclosure.

(b) The provisions of Section 3.2(a) shall not apply in respect of any action taken by the Investor Designees in their capacity as members of the Board.

(c) The provisions of Section 3.2(a) shall terminate on earliest of (i) the two year anniversary of the Closing Date, (ii) the date on which any Investor Designee that Investor is entitled to designate pursuant to Section 1.1(b) is not elected to the Board at any annual meeting of the shareholders of the Company (or at any special meeting held to elect directors in lieu of an annual meeting) and is not otherwise appointed to the Board, and (iii) the date of a Change of Control (the “Standstill Termination Date”). In addition, the provisions of Section 3.2(a) shall not apply at any time after (A) the Board resolves to pursue a Buyout Transaction or a transaction that is contemplated by the Board to result in a Change of Control or (B) the Board approves, recommends or accepts a Buyout Transaction or a transaction that would result in a Change of Control proposed by any Person (other than any Investor Group member); provided, however, that the provisions of Section 3.2(a) shall again become operative at any time that the Board (1) resolves not to pursue any such transaction described in clause (A) above or (2) rejects or announces that it has withdrawn its recommendation of any such transaction described in clause (B) above.

3.3 Anti-Takeover Provisions. From the date hereof until the Standstill Termination Date, the Company shall take all reasonable actions to ensure that (i) to the extent permissible under Applicable Law, no “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation under Wisconsin law, (ii) no anti-takeover provision in the articles of incorporation or by-laws of the Company or other similar organizational documents of its subsidiaries, and (iii) no shareholder rights plan, “poison pill” or similar measure, in each case that contains restrictions that are different from or in addition to those contained in Sections 3.1 and 3.2 (including with respect to the time periods specified in Section 3.1), is applicable to Investor’s ownership of Common Stock.

3.4 Buyout Transactions. So long as Investor is in compliance with Section 3.1, nothing set forth in Section 3.1 or Section 3.2 shall prohibit Investor from (i) selling or transferring shares of Common Stock pursuant to the terms of a Buyout Transaction, (ii) voting its shares of Common Stock with respect to any Buyout Transaction or (iii) endorsing a Buyout Transaction or any other transaction that would constitute a Change of Control proposed by any Person (other than any member of the Investor Group or any Controlled Affiliate of a member of the Investor Group); provided that, in the case of clause (iii) above, (A) no member of the Investor Group or any Controlled Affiliate of a member of the Investor Group is an Acquiring Person with respect to any such transaction that constitutes a Change of Control, (B) no member of the Investor Group or any Controlled Affiliate of a member of the Investor Group solicits or induces such Person to propose such a transaction and (C) no member of the Investor Group or any Controlled Affiliate of a member of the Investor Group is providing equity or debt financing in connection with such transaction.

3.5 Preemptive Rights.

(a) Sale of New Stock. Until the date on which the Investor’s Investor Percentage Interest is less than 10%, if the Company at any time or from time to time makes a Qualified Equity Offering, Investor shall be afforded the opportunity to acquire from the Company for the same price and on the same terms as such securities are proposed to be offered to others, in the aggregate up to the amount of New Stock required to enable it to maintain its Investor Percentage Interest.

(b) Notice.

(i) In the event the Company intends to make a Qualified Equity Offering that is an underwritten public offering or a private offering made to financial institutions for resale pursuant to Rule 144A, no later than five business days after the initial filing of a registration statement with the Commission with respect to such underwritten public offering or the commencement of marketing with respect to such Rule 144A offering, it shall give Investor written notice of its intention (including, in the case of a registered public offering and to the extent possible, a copy of the prospectus included in the registration statement filed in respect of such offering) describing, to the extent then known, the anticipated amount of securities, range of prices, timing and other material terms of such offering. Investor shall have five business days from the date of receipt of any such notice to notify the Company in writing that it intends to exercise such preemptive purchase rights and as to the amount of New Stock Investor desires to purchase, up to the maximum amount calculated pursuant to Section 3.5(a) (the “Designated Stock”). Such notice shall constitute a non-binding indication of interest of Investor to purchase the Designated Stock so specified at the range of prices and other terms set forth in the Company’s notice to it. The failure to respond during such five Business Day period shall constitute a waiver of the preemptive rights in respect of such offering.

(ii) If the Company proposes to make a Qualified Equity Offering that is not an underwritten public offering or Rule 144A offering (a “Private Placement”), the Company shall give Investor written notice of its intention, describing, to the extent then known, the anticipated amount of securities, price and other material terms upon which the Company proposes to offer the same. Investor shall have five Business Days from the date of receipt of the notice required by the immediately preceding sentence to notify the Company in writing that it intends to exercise such preemptive purchase rights and as to the amount of Designated Stock Investor desires to purchase, up to the maximum amount calculated pursuant to Section 3.5(a). Such notice shall constitute the binding agreement of Investor to purchase the amount of Designated Stock so specified (or a proportionately lesser amount if the amount of New Stock to be offered in such Private Placement is subsequently reduced) upon the price and other terms set forth in the Company’s notice to it. The failure of Investor to respond during the five Business Day period referred to in the second preceding sentence shall constitute a waiver of the preemptive rights in respect of such offering.

(c) Purchase Mechanism.

(i) If Investor exercises its preemptive purchase rights provided in Section 3.5(b)(ii), the closing of the purchase of the New Stock with respect to which such right has been exercised shall be conditioned on the consummation of the Private Placement giving rise to such preemptive purchase rights and shall take place simultaneously with the closing of the Private Placement or on such other date as the Company and the Investor shall agree in writing; provided, that the actual amount of Designated Stock to be sold to the Investor pursuant to its exercise of preemptive rights hereunder shall be reduced if the aggregate amount of New Stock sold in the Private Placement is reduced and, at the option of the Investor (to be exercised by delivery of written notice to the Company within three Business Days of receipt of notice of such increase), shall be increased if such aggregate amount of New Stock sold in the Private Placement is increased. In connection with its purchase of Designated Stock, Investor shall execute an instrument in form and substance reasonably satisfactory to the Company containing representations, warranties and agreements of Investor that are customary for private placement transactions.

(ii) If the Investor exercises its preemptive purchase rights provided in Section 3.5(b)(i), the Company shall offer the Investor, if such underwritten public offering or Rule 144A offering is consummated, the Designated Stock (as adjusted to reflect the actual size of such offering when priced) at the same price as the New Stock is offered to the underwriters or initial purchasers and shall provide written notice of such price to Investor as soon as practicable prior to such consummation. Contemporaneously with the execution of any underwriting agreement or purchase agreement entered into between the Company and the underwriters or initial purchasers of such underwritten public offering or Rule 144A offering, Investor shall enter into an instrument in form and substance reasonably satisfactory to the Company acknowledging Investor’s binding obligation to purchase the Designated Stock to be acquired by it and containing representations, warranties and agreements of Investor that are customary in private placement transactions, and the failure to enter into such an instrument at or prior to such time shall constitute a waiver of the preemptive rights in respect of such offering. Any offers and sales pursuant to this Section 3.5 in the context of a registered public offering shall be also conditioned on reasonably acceptable representations and warranties of the Investor regarding its status as the type of offeree to whom a private sale can be made concurrently with a registered public offering in compliance with applicable securities laws.

(d) Failure of Purchase. In the event the Investor fails to exercise its preemptive purchase rights provided in this Section 3.5 within the applicable five Business Day period or, if so exercised, the Investor does not consummate such purchase within the applicable period, the Company shall thereafter be entitled during the period of 120 days following the conclusion of the applicable period to sell or enter into an agreement (pursuant to which the sale of New Stock covered thereby shall be consummated, if at all, within 60 days from the date of such agreement) to sell the New Stock not purchased pursuant to this Section 3.5 at a price which is at a discount (expressed as a percentage) to the market price of the shares of the Company that does not exceed by more than 5% the discount (expressed as a percentage) to the market price offered in the Qualified Equity Offering giving rise to such preemptive purchase rights hereunder (if such a discount was so offered). In the event the Company has not sold the New Stock or entered into an agreement to sell the New Stock within said 120 day period, the Company shall not thereafter offer, issue or sell such New Stock without first offering such securities to Investor in the manner provided in this Section 3.5.

(e) The Investor shall not have any rights to participate in the negotiation of the proposed terms of any Private Placement, underwritten public offering or Rule 144A offering.

(f) The Company and the Investor shall cooperate in good faith to facilitate the exercise of the Investor’s preemptive rights hereunder, including securing any required approvals or consents, in a manner that does not jeopardize the timing, marketing, pricing or execution of any offering of the Company’s securities.

ARTICLE IV

INDEMNIFICATION

4.1 Indemnification.

(a) The Company agrees to indemnify and hold harmless each Shareholder, its officers, directors and managers and each Person who is a controlling Person of such Shareholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being referred to herein as a “Covered Person”) against, and pay and reimburse such Covered Persons for, any losses, claims, damages, liabilities, joint or several, to which such Covered Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or any document incorporated by reference therein, or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will pay and reimburse such Covered Persons for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, provided that the Company shall not be liable to a Covered Person in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made or incorporated by reference in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or any document incorporated by reference therein, in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Covered Person expressly for use therein or arises out of or is based on such Shareholder’s failure to deliver a copy of the Registration Statement or prospectus or any amendments or supplements thereto after the Company has furnished such Shareholder with a sufficient number of copies thereof. In connection with an underwritten offering, the Company, if requested, will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Covered Persons.

(b) In connection with any Registration Statement in which a Shareholder is participating, each such Shareholder will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and, will indemnify and hold harmless the Company, its directors and officers, each underwriter and any Person who is or might be deemed to be a controlling person of the Company, any of its subsidiaries or any underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any losses, claims, damages, liabilities, joint or several, to which the Company or any such director or officer, any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information prepared and furnished to the Company by such Shareholder expressly for use therein, and such Shareholder will reimburse the Company and each such director, officer, underwriter and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, provided that the obligation to indemnify and hold harmless will be individual and several to each Shareholder and will be limited to the net amount of proceeds actually received by such Shareholder from the sale of Registrable Securities pursuant to such Registration Statement.

(c) Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not, without the indemnified party’s prior consent, settle or compromise any action or claim or consent to the entry of any judgment unless such settlement or compromise includes as an unconditional term thereof the release of the indemnified party from all liability, which release shall be reasonably satisfactory to the indemnified party. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

(d) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the registration and sale of any securities by any Person entitled to any indemnification hereunder and the expiration or termination of this Agreement.

(e) If the indemnification provided for in Section 4.1(a) or Section 4.1(b) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, will contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relevant fault of the indemnifying party and the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Shareholder will be obligated to contribute pursuant to this Section 4.1(e) will be limited to an amount equal to the net proceeds to such Shareholder of the Registrable Securities sold pursuant to the Registration Statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Shareholder has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

DEFINITIONS

5.1 Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“Acquiring Person” has the meaning set forth in the definition of Change of Control; provided, however, that for purposes of Section 3.4, an Acquiring Person shall not include any Investor solely by reason of Investor’s taking or agreeing to take any action permitted under Section 3.4.

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly Controlling, Controlled by or under common Control with such Person or (ii) any officer, director, manager, general partner or trustee of any of the foregoing; provided, however, that for purposes of this Agreement the Company and any Person directly or indirectly Controlled by the Company shall not be deemed to be Affiliates of Investor or of the Investor Group.

“Agreement” has the meaning set forth in the preamble.

“Applicable Law” means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Entity, (ii) any consents or approvals of any Governmental Entity, and (iii) any orders, decisions, injunctions, judgments, awards, decrees of or agreements with any Governmental Entity.

“Beneficially Own” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

“Board” has the meaning set forth in Section 1.1(a).

“Business Day” means any day on which banks are not required or authorized to close in the City of New York.

“Buyout Transaction” means a tender offer, merger, sale of all or substantially all the Company’s assets or any similar transaction, except such a transaction that is proposed by or involves a member of the Investor Group or an Affiliate of any member of the Investor Group and has not been approved by the Board, that offers each holder of Voting Securities (other than, if applicable, the Person proposing such transaction) the opportunity to dispose of Voting Securities Beneficially Owned by each such holder for the same consideration or otherwise contemplates the acquisition of Voting Securities Beneficially Owned by each such holder for the same consideration.

“Change of Control” means the consummation of any transaction or series of related transactions involving (i) any purchase or acquisition (whether by way of merger, share exchange, consolidation, business combination or similar transaction or otherwise) by any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act) (such other Person or group, an “Acquiring Person”), of any of (A) securities representing a majority of the outstanding voting power of the Company entitled to elect the Board, (B) the majority of the outstanding shares of common stock of the Company, or (C) all or substantially all of the assets of the Company and its Subsidiaries, taken together as a whole, (ii) any sale, lease, exchange, transfer, license or disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken together as a whole, to an Acquiring Person or (iii) any merger, consolidation or business combination in which the holders of voting securities of the Company immediately prior to the transaction, as a group, do not hold securities representing a majority of the outstanding voting power entitled to elect the board of directors of surviving entity in such merger, consolidation or business combination.

“Class A Common Stock” has the meaning set forth in the recitals.

“Closing Date” has the meaning set forth in the Investment Agreement.

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act.

“Common Stock” means the common stock, par value $0.01 per share, of the Company (i) into which the Class A Common Stock held by the Investor shall automatically convert pursuant to its terms and (ii) purchased by Investor pursuant to the exercise of the Purchase Rights and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

“Company” has the meaning set forth in the preamble.

“Control” means the power to direct the affairs of a Person by reason of ownership of Voting Securities, by contract or otherwise.

“Covered Person” has the meaning set forth in Section 4.1(a).

“Demand Registration” has the meaning set forth in Section 2.1(a).

“Designated Stock” has the meaning set forth in Section 3.5(b)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“Governmental Entity” means any federal, state, local or foreign court, legislative, executive or regulatory authority or agency.

“Holdback Period” means, with respect to any registered offering covered by this Agreement, (i) ninety days after and during the ten days before, the effective date of the related Registration Statement or, in the case of a takedown from a shelf registration statement, ninety days after the date of the prospectus supplement filed with the Commission in connection with such takedown and during such prior period (not to exceed ten days) as the Company has given reasonable written notice to the holder of Registrable Securities or (ii) such shorter period as Investor, the Company and the underwriter of such offering, if any, shall agree.

“Independent Director” means an individual who, as a member of the Board following the Closing Date, would be independent of the Company under the rules of the New York Stock Exchange, Inc. or such other securities exchange on which the Common Stock is listed.

“Initial Unaffiliated Director” has the meaning set forth in Section 1.1(a).

“Investment” has the meaning set forth in the recitals.

“Investment Agreement” has the meaning set forth in the recitals.

“Investor” has the meaning set forth in the preamble.

“Investor Affiliate” means an Affiliate of Investor other than any “portfolio company” (as such term is customarily used among institutional investors) of Investor or any Affiliate of Investor.

“Investor Cessation Date” has the meaning set forth in Section 6.1.

“Investor Designees” has the meaning set forth in Section 1.1(a).

“Investor Fund” shall mean Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership, or any Successor Fund that Beneficially Owns Common Stock.

“Investor Group” means Investor, Investor Fund and any Investor Affiliate.

“Investor Percentage Interest” means the percentage of Total Voting Power, determined on the basis of the number of Voting Securities actually outstanding, that is controlled directly or indirectly by Investor Group, including as Beneficially Owned.

“Investor Permitted Transferee” means each of (i) Investor Fund, (ii) an Investor Affiliate, (iii) the owners of Investor, including Beneficial Owners of any owners of Investor, in connection with any liquidation of, or a distribution with respect to equity interests owned in, Investor (including but not limited to any distributions by the owners of Investor to their Beneficial Owner) or (iv) any financial institution that acquires shares of Common Stock pursuant to Section 3.1(a)(iii).

“MI Corp.” has the meaning set forth in the recitals.

“MI Designees” has the meaning set forth in Section 1.1(a).

“New Stock” means common stock of the Company or securities convertible into or exchangeable for common stock of the Company offered in a public or nonpublic offering by the Company.

“Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or department or agency thereof.

“Piggyback Registration” has the meaning set forth in Section 2.2(a).

“Private Placement” has the meaning set forth in Section 3.5(b)(ii).

“Public Offering” means an offering of Common Stock pursuant to a Registration Statement filed in accordance with the Securities Act.

“Purchase Rights” has the meaning set forth in the recitals.

“Qualified Equity Offering” means a public or nonpublic offering of common stock of the Company or securities convertible into or exchangeable for common stock of the Company (collectively, “New Stock”) solely for cash and not pursuant to a Special Registration; provided, however, that none of the following offerings shall constitute a Qualified Equity Offering: (i) any offering pursuant to any stock purchase plan, stock ownership plan, stock option plan or other similar plan where stock is being issued or offered to a trust, other entity or otherwise, to or for the benefit of any employees, officers, consultants, directors, customers, lenders or vendors of the Company, or (ii) any offering made as part of or in connection with a merger or acquisition, a partnership or joint venture or strategic alliance or investment by the Company or a similar non-capital-raising transaction.

“Register,” “registered” and “registration” refers to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement, and compliance with applicable state securities laws of such states in which Shareholders notify the Company of their intention to offer Registrable Securities.

“Registrable Securities” means (i) all Common Stock, (ii) any other stock or securities that the Shareholders of the Common Stock may be entitled to receive, or will have received pursuant to such Shareholders’ ownership of the Common Stock, in lieu of or in addition to Common Stock, or (iii) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in the foregoing clauses (i) or (ii) by way of conversion or exchange thereof or share dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization. As to any particular securities constituting Registrable Securities, such securities will cease to be Registrable Securities when (w) they have been effectively registered or qualified for sale by prospectus filed under the Securities Act and disposed of in accordance with the Registration Statement covering therein, (x) they have been sold to the public pursuant to Rule 144 or Rule 145 or other exemption from registration under the Securities Act or (y) they have been acquired by the Company.

“Registration Expenses” has the meaning set forth in Section 2.4(a).

“Registration Request” has the meaning set forth in Section 2.1(a). The term Registration Request will also include, where appropriate, a Short-Form Registration request made pursuant to Section 2.1(c).

“Registration Statement” means the prospectus and other documents filed with the Commission to effect a registration under the Securities Act.

“Rule 144” means Rule 144 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 144A” means Rule 144A under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 145” means Rule 145 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 415” means Rule 415 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“Selling Expenses” means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder and any other Registration Expenses required by law to be paid by a selling Shareholder.

“Shareholder” means any Investor Permitted Transferee who holds outstanding Registrable Securities and is or becomes a party to this Agreement.

“Shareholders’ Counsel” has the meaning set forth in Section 2.4(b).

“Short-Form Registrations” has the meaning set forth in Section 2.1(c).

“Special Registration” means the registration of (i) equity securities and/or options or other rights in respect thereof solely registered on Form S-4 or Form S-8 (or successor form) or (ii) shares of equity securities and/or options or other rights in respect thereof to be offered to directors, members of management, employees, consultants, customers, lenders or vendors of the Company or its direct or indirect subsidiaries or in connection with dividend reinvestment plans.

“Standstill Termination Date” has the meaning set forth in Section 3.2(c).

“Successor Fund” means one or more successor funds to the Investor Fund, each of which is Controlled by Warburg Pincus LLC and/or Warburg Pincus & Co. (or a Controlled Affiliate of one of such entities) and is managed by Warburg Pincus LLC or its Affiliates.

“Supermajority Vote” means the affirmative vote of at least eight members of the Board.

“Total Voting Power” at any time shall mean the total combined voting power in the general election of directors of all the Voting Securities then outstanding.

“Transactions” has the meaning set forth in the Investment Agreement.

“Voting Securities” means, at any time, shares of any class of equity securities of the Company, which are then entitled to vote generally in the election of directors.

5.2 Terms Generally. The words “hereby”, “herein”, “hereof”, “hereunder” and words of similar import refer to this Agreement as a whole and not merely to the specific section, paragraph or clause in which such word appears. All references herein to Articles and Sections shall be deemed references to Articles and Sections of this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The definitions given for terms in this Article V and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. References herein to any agreement or letter (including the Investment Agreement) shall be deemed references to such agreement or letter as it may be amended, restated or otherwise revised from time to time.

ARTICLE VI

MISCELLANEOUS

6.1 Term. This Agreement will be effective as of the date hereof and will continue in effect thereafter until the earliest of (a) its termination by the consent of all parties hereto or their respective successors in interest (with the consent of a majority of Independent Directors who are not Investor Designees), (b) except for those provisions of this Agreement that terminate as of a date specified in such provisions, which provisions shall terminate in accordance with the terms thereof, the date on which Investor Group ceases to hold any shares of Registrable Securities (“Investor Cessation Date”) and (c) the dissolution, liquidation or winding up of the Company.

6.2 No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement or grant any registration rights to any other Person without obtaining the prior approval of Investor.

6.3 Legend.

(a) All certificates representing the shares of Common Stock held by each Shareholder shall bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS AGREEMENT (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH SHAREHOLDERS AGREEMENT AND (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH SHAREHOLDERS AGREEMENT.”

(b) Upon the permitted sale of any shares of Common Stock pursuant to (i) an effective Registration Statement under the Securities Act or pursuant to Rule 144 or (ii) another exemption from registration under the Securities Act or upon the termination of this Agreement, the certificates representing such shares of Common Stock shall be replaced, at the expense of the Company, with certificates or instruments not bearing the legends required by this Section 6.3 provided that the Company may condition such replacement of certificates under the foregoing clause (ii) upon the receipt of an opinion of securities counsel reasonably satisfactory to the Company.

6.4 Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company (to the extent approved by a majority of Independent Directors who are not Investor Designees) and Investor. A copy of each such amendment shall be sent to each Shareholder and shall be binding upon each party hereto, provided that the failure to deliver a copy of such amendment shall not impair or affect the validity of such amendment.

6.5 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of and be enforceable by the Company and its successors and permitted assigns and will be binding upon Investor and its successors and permitted assigns. This Agreement will inure to the benefit of and be enforceable by Investor and solely with respect to Article II and Article IV, any Shareholder who is a permitted assignee hereunder. Notwithstanding the foregoing, no member of Investor Group may assign its rights under this Agreement without the prior written consent of the Company, provided that, subject to Section 3.1, Investor may assign its rights under Article II and Article IV, absent such consent, in connection with a sale, transfer or disposition to any Investor Permitted Transferee who is a Shareholder. Notwithstanding anything to the contrary in this Agreement, the Company may assign this Agreement in connection with a merger, reorganization or sale, transfer or contribution of all or substantially all of the assets or shares of the Company to any Person; provided, that such Person expressly or by operation of law or otherwise assumes the due and punctual performance and observance of every covenant, agreement and condition of this Agreement to be performed and observed by the Company.

6.6 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

6.7 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

6.8 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

6.9 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Wisconsin regardless of the laws that might otherwise govern under applicable principles or rules of conflicts of law to the extent such principles or rules are not mandatorily applicable by statute and would require the application of the laws of another jurisdiction.

6.10 Consent to Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of any federal or state court located in the State of Wisconsin, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and agrees not to commence any such suit, action or other proceeding except in such courts). Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth or referred to in Section 6.14 shall be effective service of process for any such suit, action or other proceeding. Each party irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or other proceeding in the above-named courts, or that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

6.11 Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party (a) certifies and acknowledges that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it understands and has considered the implications of this waiver and makes this waiver voluntarily, and that it and the other parties have been induced to enter into the Agreement by, among other things, the mutual waivers and certifications in this Section 6.11.

6.12 Enforcement; Attorneys’ Fees. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof, provided that no Shareholder will have any right to an injunction to prevent the filing or effectiveness of any Registration Statement of the Company. In any action or proceeding brought to enforce any provision of this Agreement, the successful party shall be entitled to recover reasonable attorneys’ fees in addition to its costs and expenses and other available remedies.

6.13 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and each such party’s respective heirs, successors and permitted assigns, all of whom shall be third party beneficiaries of this Agreement, provided that the Persons indemnified under Article IV are intended third party beneficiaries of Article IV.

6.14 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by reputable overnight courier or (d) sent by fax (provided a confirmation copy is sent by one of the other methods set forth above), as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

If to the Company, to it at:

Metavante Corporation

4900 West Brown Deer Road

Milwaukee, WI 53223-2459

Attention: Frank Martire

                 President and Chief Executive Officer

Facsimile: 414-362-1705

with a copy to (which shall not constitute notice):

Metavante Corporation

4900 West Brown Deer Road

Milwaukee, WI 53223-2459

Attention: Norrie Daroga

                 Executive Vice President, Chief Risk Officer

                 and Secretary

Facsimile: 414-362-1705

If to Investor, to it at:

WPM, L.P.

c/o Warburg Pincus Private Equity IX, L.P.

466 Lexington Avenue

New York, New York 10017

Attention: James Neary

Facsimile: 212-878-9351

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Andrew R. Brownstein

                  Igor Kirman

Facsimile: (212) 403-2000

If to any other Shareholder, to its address set forth on the signature page of such Shareholder to this Agreement with a copy (which shall not constitute notice) to any party so indicated thereon.

All notices and other communications hereunder shall be in writing and shall be deemed duly given (w) on the date of delivery if by personal delivery, (x) upon confirmation of receipt if delivered by facsimile, (y) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service (z) when received if delivered by certified or registered mail, return receipt requested, postage prepaid.

6.15 Entire Agreement. This Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

[the remainder of this page left intentionally blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

METAVANTE HOLDING COMPANY

By:
Name:
Title:

WPM, L.P.

By:	WPM GP, LLC, its general partner

By:
Name:
Title:

Annex E

METAVANTE HOLDING COMPANY

STOCK PURCHASE RIGHT AGREEMENT

Stock Purchase Right Agreement, dated as of [                    ], 2007, (as it may be amended from time to time, this “Agreement”) between Metavante Holding Company, a Wisconsin corporation (the “Company”), and WPM, L.P., a Delaware limited partnership (“Investor”).

WHEREAS, pursuant to an Investment Agreement, dated as of April 3, 2007 (the “Investment Agreement”) among the Company, Marshall & Ilsley Corporation, a Wisconsin corporation, Metavante Corporation, a Wisconsin corporation, Montana Merger Sub Inc., a Wisconsin corporation, and Investor, Investor has agreed to acquire, on the terms and subject to the conditions set forth in the Investment Agreement, newly issued shares of Class A common stock, par value $0.01 per share, of the Company, which shares shall be converted into shares of common stock, par value $0.01 per share, of the Company (the “Common Shares”); and

WHEREAS, the parties intend that on the terms and subject to the conditions hereof, Investor will own 25% of the Common Shares, on a fully diluted basis, upon consummation of the Share Issuance (as defined in the Investment Agreement) and the purchase of all the Subject Shares, and are entering into this Agreement in furtherance of that connection;

WHEREAS, this Agreement shall be effective as of the Closing Date of the Investment Agreement (the “Effective Time”).

1. Purchase Right Upon the terms and subject to the conditions set forth in this Agreement, the Company hereby grants to the Investor the right to purchase from the Company (the “Purchase Right”) the Subject Shares at the Purchase Prices; provided, however, that notwithstanding anything to the contrary contained in this Agreement, the total number of Subject Shares that may be purchased under this Agreement shall equal one third of the aggregate number of Common Shares that may be issued under the Subject Employee Options as of immediately following the Distribution, subject to reduction, if any, pursuant to Section 3.1(b) hereof. As of the Effective Time, there are a total of [                    ] Subject Shares, and the expiration dates and exercise prices of the Subject Employee Options (in tranches) are as set forth in the attached Schedule I prepared by the Company in good faith.

2. Expiration Date. In no event may the Purchase Right be exercised, in whole or in part, after the earlier of (i) the date that is forty-five days after the Quarterly Notice (as defined herein) is given in respect of the calendar quarter in which all Subject Employee Options expire, (ii) the date that all Subject Shares (as they may have been reduced pursuant to Section 3.1(b)) have been purchased by the Investor or (iii) ten years from the date hereof, unless the Board shall extend the expiration date of any of the Subject Employee Options beyond the end of such ten-year period, in which case the Purchase Right shall be similarly extended (the “Expiration Date”).

3. Exercise of Purchase Right.

3.1. Quarterly Notice and Reduction of Right

(a) No later than the last day of each month following the end of each calendar quarter prior to the Expiration Date, the Company shall give the Investor a notice setting forth the following: (i) the aggregate number of Common Shares issued during such quarter upon the exercise of Subject Employee Options (ii) the aggregate exercise price of such Subject Employee Options for such Common Shares, and (iii) the Subject Employee Options that expired unexercised or were forfeited during such quarter (the “Quarterly Notice”). The Quarterly Notice shall be accompanied by a schedule setting forth, in the form of tranches of the same exercise dates and exercise prices, all unexercised Subject Employee Options as of the end of such quarter.

(b) The Subject Shares shall be automatically reduced by a number equal to one third of the Common Shares issuable (x) under Subject Employee Options that expire unexercised or are forfeited and (y) under Out of the Money Options as provided in Sections 3.2(a) and 3.2(c).

3.2. Method of Exercise.

(a) The Purchase Right shall automatically be deemed exercised to purchase a whole number of Subject Shares equal to one third of the aggregate number of Common Shares issued under the Subject Employee Options during each calendar quarter the exercise prices of which equal or are less than the Fair Market Value as of the date of exercise of the Purchase Right for such Subject Shares (each such Subject Employee Option, an “In-the Money Option”) and for an aggregate Purchase Price equal to one third of the aggregate exercise prices of such In-the-Money Options for such Common Shares, in each case as specified in the Quarterly Notice with respect to such quarter (it being understood that this number shall not be reduced for any such Common Shares that are withheld from employees to pay the exercise price of such Subject Employee Options, or any withholding taxes due, pursuant to net vesting settlement and similar provisions). Such purchase shall take place 45 days following the date the Quarterly Notice is given (or the first business day following such 45th day, if such day is not a business day). Following the Quarterly Notice and prior to such date of purchase, the Investor may deliver to the Company a notice (the “Cash Payment Notice”) electing to pay such Purchase Price by a Cash Payment, in which case the Cash Payment shall be made on the same date the Cash Payment Notice is delivered to the Company. In the event the Cash Payment Notice is not given and/or such payment is not so made with respect to any Quarterly Notice, such Purchase Price shall be paid by the Company withholding from the number of Subject Shares to be delivered to the Investor a number of Subject Shares having an aggregate Fair Market Value, determined as of the close of business on the business day immediately before the date of purchase, equal to such Purchase Price, which date shall also be deemed the date of exercise of the Purchase Right for purposes of determining the In-the Money Options and Out of the Money Options. Any fraction of a Subject Share which would be required to pay such Purchase Price shall be disregarded and the remaining amount due shall be paid in cash by the Investor. Upon the purchase of any Subject Shares pursuant to this Section 3.2(a), the number of Subject Shares remaining shall be reduced by the number of Subject Shares so purchased. The Subject Shares shall also be reduced by a number equal to one third of the number of Common Shares issued during each calendar quarter pursuant to Out of the Money Options.

(b) In the event the Investor sells, transfers, assigns or otherwise disposes of (whether by operation of law or otherwise) (but only in the event that the Purchase Right is not accelerated under Section 3.2(c) in connection with such event), to a third party that is not an affiliate of the Investor or distributes to its limited partners (collectively, “Transfers”), any of the Common Shares it acquired on the date of the Distribution, but not any Common Shares that it thereafter acquired in excess of such Common Shares, it may exercise the Purchase Right for a whole number of Subject Shares equal to the applicable Acceleration Subject Shares and for a purchase price equal to the related Acceleration Purchase Price, by delivering to the Company an irrevocable exercise notice within 10 days of such sale (the “Acceleration Notice”). The Acceleration Notice shall set forth the number of Common Shares that have been sold by the Investor, the dates of sales thereof, shall certify that such Notice is being given in accordance with Section 3.2(b), and shall specify whether the Investor wishes to pay the Purchase Price by a Cash Payment or through the Company withholding from the Subject Shares to be delivered to the Investor a number of Subject Shares having an aggregate Fair Market Value, determined as of the date the Acceleration Notice is given, equal to the aggregate Acceleration Purchase Price. Within 10 business days of receiving the Acceleration Notice, the Company shall give the Investor notice (the “Acceleration Details Notice”) of the Acceleration Purchase Price applicable to the Acceleration Notice as well as of its calculation of the number of Acceleration Subject Shares being purchased by the Investor pursuant to such Acceleration Notice. In the event that Investor elected to pay the Acceleration Purchase Price in cash, it shall deliver the Acceleration Purchase Price specified in the Acceleration Notice no later than three days following the giving of such Acceleration Details Notice. Upon the purchase of any Acceleration Subject Shares pursuant to this Section 3.2(b), the number of Subject Shares remaining shall be reduced by the number of Acceleration Subject Shares so purchased.

(c) Immediately prior to (i) any event causing the simultaneous acceleration of the vesting, or automatic exercise, of all the Subject Employee Options or (ii) a merger or other business combination involving the Company in which the Common Shares are converted into the right to receive cash in exchange for such Common Shares, the Purchase Right shall automatically be deemed exercised for all Subject Shares then still subject to the Purchase Right. The Purchase Price shall be an amount equal to the related Acceleration Purchase Price. Such Purchase Price shall be paid by the Company withholding from the number of Subject Shares to be delivered to the Investor a number of Subject Shares having an aggregate Fair Market Value, determined as of three business days before the date of such acceleration, equal to such Purchase Price. Any fraction of a Subject Share which would be required to pay such Purchase Price shall be disregarded and the remaining amount due shall be paid in cash by the Investor. The Subject Shares shall be reduced by a number equal to one third of the number of Common Shares subject to Out of the Money Options as of the date of an acceleration pursuant to this Section 3.2(c).

(d) The Purchase Right may be exercised by the Investor solely as and to the extent expressly set forth in this Section 3.2. In no event may the Purchase Right be exercised after it terminates as set forth in Section 2. No certificate representing a Subject Share shall be delivered until the full purchase price therefore has been paid. Notwithstanding anything to the contrary contained in this Agreement, the Company shall have no obligation to issue any fraction of a Subject Share under this Agreement, all of which shall be disregarded.

4. Additional Terms and Conditions of Purchase Right.

4.1. Nontransferability of Purchase Right. The Purchase Right is exercisable only by the Investor. The Purchase Right may not be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of the Purchase Right, shall be null and void.

4.2. Investment Representation.

(a) The Investor hereby represents and warrants that (a) any Common Shares purchased upon exercise of the Purchase Right will be purchased for investment and not with a view to the distribution thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), unless such purchase has been registered under the Securities Act and any applicable state securities laws; (b) any subsequent sale of any such shares shall be made either pursuant to an effective registration statement under the Securities Act and any applicable state securities laws, or pursuant to an exemption from registration under the Securities Act and such state securities laws; and (c) if requested by the Company, the Investor shall submit a written statement, in form reasonably satisfactory to the Company, to the effect that such representation (x) is true and correct as of the date of purchase of any shares hereunder or (y) is true and correct as of the date of any sale of any such shares, as applicable.

(b) All Subject Shares issued under this Agreement shall bear the legend specified in Section 6.3 of the Shareholders Agreement.

4.3. Adjustment. In the event of any adjustment (i) in the Common Shares issuable upon exercise of Subject Employee Options or (ii) the terms of any of the Subject Employee Options, including the exercise prices, in each case including as a result of stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, the Subject Shares and the terms and conditions thereof (including without limitation the Purchase Price thereof) shall be equitably adjusted by the Board in the same manner as the Subject Employee Options.

4.4. Compliance with Applicable Law. The Purchase Right is subject to the condition that if the listing, registration or qualification of the Subject Shares upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or reasonably desirable as a condition of, or in connection with, the purchase or delivery of Subject Shares, the Purchase Right may not be exercised, in whole or in part, unless such listing, registration, qualification, consent or approval shall have been effected or obtained. The Company and the Investor agree to use reasonable efforts to effect or obtain any such listing, registration, qualification, consent or approval.

4.5. Delivery of Certificates. Upon the exercise of the Purchase Right, in whole or in part, the Company shall deliver or cause to be delivered one or more certificates representing the number of shares purchased against full payment therefore, subject to Section 4.2(b).

4.6. Purchase Right Confers No Rights as Stockholder. The Investor shall not be entitled to any privileges of ownership with respect to Subject Shares unless and until purchased and delivered upon the exercise of the Purchase Right, in whole or in part, and the Investor becomes a stockholder of record with respect to such delivered shares; and the Investor shall not be considered a stockholder of the Company with respect to any such shares not so purchased and delivered previously.

4.7. Company to Reserve Shares. The Company shall at all times prior to the expiration or termination of the Purchase Right reserve and keep available, either in its treasury or out of its authorized but unissued common shares, the full number of shares subject to the Purchase Right from time to time.

4.8. Shareholders Agreement. Any Subject Shares issued upon exercise of the Purchase Right shall be subject to the provisions of the Shareholders Agreement, and shall be shares of “Common Stock” that are “Beneficially Owned” by Investor for purposes of the Shareholders Agreement; provided, however, that no exercise of the Purchase Right shall in itself constitute a violation of Section 3.2(a) of the Shareholders Agreement. Without limiting the generality of the foregoing, such Subject Shares shall be subject to (i) the registration rights provisions of Article II of the Shareholders Agreement, (ii) the transfer restriction provisions of Section 3.1 of the Shareholders Agreement, and (iii) the provisions of Section 6.3.

4.9. Defined Terms. Capitalized terms used in this Agreement have the following meanings:

“Acceleration Purchase Price” shall mean with respect to any Acceleration Subject Shares, one third of the aggregate exercise price of the Subject Employee Options to the extent used in determining such Acceleration Subject Shares.

“Acceleration Subject Shares” shall mean (x) in the case of Section 3.2(b) a number of Subject Shares equal to one third of a percentage of the Reference Common Shares that is equal to the percentage of the Common Shares transferred by the Investor and in respect of which an Acceleration Notice had not been delivered previously, and (y) in the case of Section 3.2(c) a number of Subject Shares equal to one third of all Common Shares subject to then outstanding Subject Employee Options the exercise prices of which equal or are less than the Fair Market Value as of the date of an acceleration pursuant to Section 3.2(c).

“Board” shall mean the Board of Directors of the Company, excluding any Investor Designees (as defined in the Shareholders Agreement).

“Cash Payment” shall mean a wire transfer of immediately available funds to such account as the Company may specify from time to time.

“Distribution” shall have the meaning ascribed thereto in the Employee Matters Agreement.

“Employee Matters Agreement” shall mean that certain Employee Matters Agreement, dated as of April                     , 2007, between the Company , New MI Corporation, and the other parties thereto

“Fair Market Value” shall mean the closing transaction price of a Common Share as reported in the New York Stock Exchange Composite Transactions (or the equivalent reporting system for any other national securities exchange on which the Common Shares are primarily listed) on the date as of which such value is being determined or, if there shall be no reported transactions for such date, on the next preceding date for which transactions were reported; provided, however, that if the Common Shares are not listed on any national securities exchange, the Fair Market Value may be determined by the Board by whatever means or method as the Board, in the good faith exercise of its discretion, shall at such time deem appropriate.

“MVT Option” shall have the meaning ascribed thereto in that Employee Matters Agreement

“Out of the Money Options” shall mean (x) in the case of Section 3.2(a), Subject Employee Options the exercise prices of which are greater than the Fair Market Value as of the date of exercise of the Purchase Right for such Common Shares, and (y) in the case of Section 3.2(c), Subject Employee Options the exercise prices of which are greater than the Fair Market Value as of the date of an acceleration pursuant to such Section 3.2(c).

“Purchase Prices” shall mean the purchase prices for which the Investor may purchase Subject Shares hereunder.

“Reference Common Shares” shall mean, as of any time of determination, the Common Shares subject to those Subject Employee Options (i) that are outstanding, unexercised and vested, (ii) the exercise prices of which equal or are less than the Fair Market Value as of such date, (iii) not previously used in determining the Acceleration Subject Shares in connection with any Acceleration Notice, and (iv) have the earliest grant dates (when compared to other Subject Employee Options that meet the specifications in clause (i)—(iii) immediately above).

“Shareholders Agreement” shall mean that certain Shareholders Agreement, dated as of [                    ], 2007, among the Company, the Investor and any other Shareholders (as defined therein) that become a party thereto., as amended from time to time.

“Subject Employee Options” shall mean the MVT Options outstanding effective immediately after the Distribution.

“Subject Shares” shall mean the Common Shares issuable pursuant to Section 3 hereof.

5. Miscellaneous Provisions.

5.1. Successors. This Agreement shall be binding upon and inure to the benefit of the Investor, the Company and the successors and assigns of the Company. The Investor may not assign any of its rights or obligations under this Agreement, whether by operation of law or otherwise. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement

5.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) upon confirmation of receipt if delivered by telecopy or telefacsimile, (c) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (d) on the date received if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Company to:

Metavante Holding Company

4900 West Brown Deer Rd.

Milwaukee, Wisconsin 53223

Fax: (414) 362-1705

Attention: Norrie J. Daroga, Esq.

with a copy to:

Quarles & Brady LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4497

Fax: (414) 978-8786

Attention: Patrick M. Ryan, Esq.

if to Investor, to:

WPM, L.P.

c/o Warburg Pincus & Co.

466 Lexington Avenue

New York, New York 10017

Fax: (212) 878-9351

Attention: James Neary

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Fax: (212) 403-2000

Attention: Andrew R. Brownstein, Esq.

 Igor Kirman, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

5.3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin (without giving effect to choice of law principles thereof).

5.4. Consent to Jurisdiction. Each of Investor and the Company irrevocably agrees that any legal action or proceeding with respect to this Agreement, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Wisconsin, and each of Investor and the Company hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of Investor and the Company hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable laws, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

5.5. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.5.

5.6. Counterparts. This Agreement may be executed in two counterparts each of which shall be deemed an original and both of which together shall constitute one and the same instrument.

5.7. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

5.8. Amendments and Waivers. The provisions of this Agreement may be amended or waived only upon the prior written consent of the Company (to the extent approved by a majority of Independent Directors who are not Investor Designees, each as defined in the Shareholders Agreement) and Investor .

5.9. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof and thereof.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

METAVANTE HOLDING COMPANY

By:
Name:
Title:

WPM, L.P.

By:	WPM GP, LLC, its general partner

By:
Name:
Title:

[Signature Page to Stock Purchase Right Agreement]

Schedule I

Option Tranches

Expiration Date	Exercise Price	Common Shares
(1)	(2)	(3)

(1)	To list each expiration date of Subject Employee Options.
(2)	To list exercise price corresponding to each expiration date.
(3)	To list number of shares subject to options corresponding to each expiration date.

Annex F

April 3, 2007

The Board of Directors

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, WI 53202

Members of the Board of Directors:

You have requested our view as to the range of values of Metavante Corporation, a subsidiary (the “Subsidiary”) of Marshall & Ilsley Corporation (the “Company”), in connection with your consideration of the issuance and sale by MVT Holding Company (“MVT Holding”), a newly-formed holding company for the Subsidiary, to WPM, L.P., a Delaware limited partnership (the “Investor”), pursuant to the terms of the Investment Agreement, dated as of April 3, 2007 among the Company, certain subsidiaries thereof and the Investor (the “Investment Agreement”), of a number of shares of Class A Common Stock, $0.01 par value per share, of MVT Holding (“MVT Holding Class A Common Stock”) equal to the Investor Share Number (as defined in the Investment Agreement), and the execution and delivery of a stock purchase right agreement (the “Stock Purchase Right Agreement”) between MVT Holding and the Investor granting the Investor the right to purchase from MVT Holding an additional number of shares of Common Stock, $0.01 par value per share, of MVT Holding (“MVT Holding Common Stock”) from time to time in the amounts and on the terms set forth therein. The Investment Agreement provides for a series of related transactions (collectively, including the issuance of shares of MVT Holding Class A Common Stock to the Investor, the “Transactions”) pursuant to which, among other things, the Subsidiary will be separated from the Company and its parent, MVT Holding, will become a publicly traded company.

In arriving at our view, we have (i) reviewed certain publicly available business and financial information concerning the Subsidiary and the industries in which it operates; (ii) reviewed the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iii) compared the financial and operating performance of the Subsidiary with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Subsidiary relating to the Subsidiary’s businesses, including forecasts for the Subsidiary adjusted to reflect the consummation of the Transactions; and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this letter.

In addition, we have held discussions with certain members of the management of the Company and the Subsidiary with respect to the past and current business operations of the Subsidiary, the financial condition and future prospects and operations of the Subsidiary, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our view, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Subsidiary or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Subsidiary under any state or federal laws relating to bankruptcy,

J.P. Morgan Securities Inc. • 277 Park Avenue, Floor 3, New York, NY 10172

F-1

insolvency or similar matters or the available surplus of the Company or any of its subsidiaries for purposes of complying with applicable state laws relating to the payment of dividends. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Subsidiary. We express no view as to such analyses or forecasts or the assumptions on which they were based.

Our view is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect our view expressed herein and that we do not have any obligation to update, revise, or reaffirm this view. This letter does not constitute an opinion as to the fairness, from a financial point of view or otherwise, of the terms of any of the Transactions, including the consideration to be received by MVT Holding from the Investor for the issuance of shares of MVT Holding Class A Common Stock pursuant to the Investment Agreement or for the issuance of shares of MVT Holding Common Stock pursuant to the Stock Purchase Right Agreement, and we express no view as to the underlying decision by the Company to engage in the Transactions. We are expressing no view herein as to the price at which the common stocks of the Company or MVT Holding, or their respective successors pursuant to the Transactions, will trade at any future time.

We will receive a fee from the Company for the delivery of this letter. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and our affiliates have in the past performed, and may continue to perform, a variety of commercial banking and investment banking services for the Company and its affiliates and for the Investor and its portfolio companies, all for customary compensation. Specifically, we acted as a lead manager for the Company’s offerings of its bank notes, senior notes and subordinated notes in 2005 and as a lead manager for two offerings by the Company of its bank notes in 2006. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our view as of the date hereof that the Subsidiary has a range of enterprise values between $3.8 billion and $4.4 billion, which would imply a range of values between approximately $515 million and $665 million for the proportionate share of the Subsidiary represented by the Investor Share Number and the number of shares of MVT Holding Common Stock that the Investor may purchase under the Stock Purchase Rights Agreement.

This letter is provided solely for the benefit of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Subsidiary in connection with its consideration of the potential Transactions, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors of the Company or be used or relied upon for any other purpose. This letter does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transactions or any other matter. This letter may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This letter may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

F-2

Annex G

RESTATED ARTICLES OF INCORPORATION

OF

METAVANTE TECHNOLOGIES, INC.

These Restated Articles of Incorporation are executed by the undersigned to supersede and replace the heretofore existing Articles of Incorporation and any amendments thereto of Metavante Technologies, Inc., a corporation incorporated under Chapter 180 of the Wisconsin Statutes, the Wisconsin Business Corporation Law:

ARTICLE I

The name of the corporation is Metavante Technologies, Inc. (the “Corporation”).

ARTICLE II

The Corporation may engage in any lawful activity within the purposes for which corporations may be organized under the Wisconsin Business Corporation Law.

ARTICLE III

The aggregate number of shares which the Corporation shall have the authority to issue, the designation of each class of shares, the authorized number of shares of each class and the par value thereof per share, shall be as follows:

Designation of Class	Par Value Per Share	Authorized Number of Shares
Preferred Stock	$0.01	5,000,000
Common Stock	$0.01	200,000,000
Class A Common Stock	$0.01	100,000,000

Any and all such shares of Common Stock, Class A Common Stock and Preferred Stock may be issued for such consideration as shall be fixed from time to time by the Board of Directors.

The preferences, limitations and relative rights of such classes shall be as follows:

(1) Designation of Series. The Preferred Stock may from time to time as hereinafter provided be divided into and issued in one or more series, and the Board of Directors is hereby expressly authorized to establish one or more series, to fix and determine the variations as among series and to fix and determine, to the extent provided in the Wisconsin Business Corporation Law, the following designations, terms, limitations and relative rights and preferences of such series:

(a) The designations of such series and the number of shares which shall constitute such series, which number may at any time, or from time to time, be increased or decreased (but not below the number of shares thereof then outstanding) by the Board of Directors unless the Board of Directors shall have otherwise provided in establishing such series;

(b) The voting rights to which the holders of the shares of such series are entitled, if any;

(c) The yearly rate of dividends on the shares of such series, the dates in each year upon which such dividend shall be payable and, if such dividend shall be cumulative, the date or dates from which such dividend shall be cumulative;

(d) The amount per share payable on the shares of such series in the event of the liquidation or dissolution or winding up of the Corporation (whether voluntary or involuntary);

(e) The terms, if any, on which the shares of such series shall be redeemable, and, if redeemable, the amount per share payable thereon in the case of the redemption thereof (which amount may vary with regard to (i) shares redeemed on different dates; and (ii) shares redeemed through the operation of a sinking fund, if any, applicable to such shares, from the amount payable with respect to shares otherwise redeemed);

(f) The extent to and manner in which a sinking fund, if any, shall be applied to the redemption or purchase of the shares of such series, and the terms and provisions relative to the operation of such fund;

(g) The terms, if any, on which the shares of such series shall be convertible into shares of any other class or of any other series of the same or any other class and, if so convertible, the price or prices or the rate or rates of conversion, including the method, if any, for adjustments of such prices or rates, and any other terms and conditions applicable thereto; and

(h) Such other terms, limitations and relative rights and preferences, if any, of such series as the Board of Directors may lawfully fix and determine and as shall not be inconsistent with the laws of the State of Wisconsin or these Restated Articles of Incorporation.

All shares of the same series of Preferred Stock shall be identical in all respects, except that shares of any one series issued at different times may differ as to dates from which any cumulative dividends thereon shall be cumulative. All shares of the Preferred Stock of all series shall be equal and shall be identical in all respects, except as permitted by the foregoing provisions of this paragraph (1).

(2) Dividends. The holders of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends at the annual rate fixed by the Board of Directors with respect to each series of shares and no more. Such dividends shall be payable on such dates and in respect of such periods in such year as may be fixed by the Board of Directors to the holders of record thereof on such date as may be determined by the Board of Directors. Such dividends shall be paid or declared and set apart for payment for each dividend period before any dividend (other than a dividend payable solely in Common Stock or Class A Common Stock, respectively) for the same period shall be paid upon or set apart for payment on the Common Stock or Class A Common Stock, and, if dividends on the Preferred Stock shall be cumulative, all unpaid dividends thereon for any past dividend period shall be fully paid or declared and set apart for payment, but without interest, before any dividend (other than a dividend payable solely in Common Stock) shall be paid upon or set apart for payment on the Common Stock or Class A Common Stock. The holders of Preferred Stock shall not, however, be entitled to participate in any other or additional earnings or profits of the Corporation, except for such premiums, if any, as may be payable in case of redemption, liquidation, dissolution or winding up.

(3) Redemption. In the event that the shares of any series of the Preferred Stock shall be made redeemable as provided in subparagraph (e) of paragraph (1), above, the Corporation may, at its option, redeem at any time or from time to time all or any part of such shares, upon notice duly given as hereinafter provided, by paying for each share the redemption price then applicable thereto fixed by the Board of Directors as provided in subparagraph (e) of paragraph (1), above.

Notice of every such redemption shall be mailed at least thirty (30) days prior to the date fixed for such redemption to the holders of record of the shares called for redemption at their respective addresses as shown on the stock records of the Corporation. In case of a redemption of a part of a series of Preferred Stock at the time outstanding, the Corporation shall select by lot, in such manner as the Board of Directors may determine, the shares so to be redeemed.

On or before the date fixed for a redemption specified therein, the Corporation shall deposit funds sufficient to redeem such shares with a bank or trust company in good standing, as designated in such notice, organized under the laws of the United States or of the State of Wisconsin, doing business in the City of Milwaukee, Wisconsin, and having a capital, surplus and undivided profit aggregating at least $50,000,000.00, according to its last published statement of condition, in trust for the pro rata benefit of the holders of the shares called for redemption, and if the name and address of such bank or trust company and the deposit or intent to deposit the redemption funds in such trust account shall have been stated in such notice of redemption, and the Corporation shall have given such bank or trust company irrevocable instructions and authorization to pay the amount payable upon redemption to the proper holders upon surrender of certificates representing such shares, then, from and after the mailing of such notice and the making of such deposit, all shares so called for redemption shall no longer be deemed to be outstanding for any purpose whatsoever and the right to receive dividends thereon and all rights of the holders of such shares in or with respect to such shares of the Corporation shall forthwith cease and terminate, except only the right of the holders thereof to receive from such bank or trust company the amount payable upon redemption together with all accrued but unpaid dividends to the date fixed for redemption, without interest, upon the surrender of the certificates representing the shares to be redeemed, and the right to exercise privileges of conversion, if any, on or before the date fixed for redemption or such earlier date as may be fixed for the expiration thereof.

Any funds so deposited by the Corporation which shall not be required for such redemption because of the exercise of any right of conversion subsequent to the time of such deposit shall be released and repaid to the Corporation upon its request. Any funds so deposited and unclaimed at the end of five (5) years (or such shorter period as shall be provided by law) after the date fixed for redemption shall be released and repaid to the Corporation, after which holders of the shares called for redemption shall no longer look to the said bank or trust company but shall look only to the Corporation, or to others, as the case may be, for payment of any lawful claim for such funds which the holders of said shares may still have. Any interest accrued on funds so deposited shall be paid to the Corporation from time to time.

(4) Reissue of Shares. Shares of the Preferred Stock which shall have been converted, redeemed, purchased or otherwise acquired by the Corporation, whether through the operation of a sinking fund or otherwise, shall be retired and restored to the status of authorized but unissued shares.

(5) Liquidation. In the event of liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, the holders of shares of Preferred Stock shall be entitled to be paid the full amount payable on such shares upon the liquidation, dissolution or winding up of the Corporation fixed by the Board of Directors with respect to such shares as provided in subparagraph (d) of paragraph (1), above, before any amount shall be paid to the holders of the Common Stock or Class A Common Stock. After payment to holders of the Preferred Stock of the full preferential amounts to which they are entitled, the remaining assets of the Corporation shall be distributed ratably among the holders of the Common Stock and Class A Common Stock.

(6) Designation of Rights and Preferences of Class A Common Stock. Except as expressly set forth in clauses (a) and (b) below, the Class A Common Stock shall be identical in all respects to the Common Stock.

(a) Voting Rights and Distributions. Shares of Class A Common Stock shall not be entitled to vote on any matter or to participate in any dividend or other distribution payable with respect to the Common Stock.

(b) Conversion of Class A Common Stock. At 12:01 a.m. New York City Time on the first day following the Closing Date (as defined in the Investment Agreement, dated as of April 3, 2007, among Marshall & Ilsley Corporation, Metavante Corporation, Montana Merger Sub Inc. and WPM, L.P.), each outstanding share of Class A Common Stock shall automatically convert into one share of Common Stock, without any action by any of the Corporation, the Board of Directors of the Corporation, the holders of Common Stock or Class A Common Stock or any other person, and the Corporation shall not be required to notify any person that such conversion has been effective. At such conversion time, the rights of any holder with respect to shares of converted Class A Common Stock shall cease and such holder shall be deemed to have become the holder of an equivalent number of shares of Common Stock. Promptly upon surrender to the Corporation of a certificate or certificates for shares of converted Class A Common Stock, the Corporation shall issue and deliver, in accordance with the surrendering holder’s instructions, the certificate or certificates for Common Stock issuable upon such conversion.

ARTICLE IV

Except as set forth in any agreement between the Corporation and any such holder, no holder of any stock of the Corporation shall have any preemptive or other subscription rights nor be entitled, as of right, to purchase or subscribe for any part of the unissued stock of the Corporation or any of additional stock issued by reason of any increase of authorized capital stock of the Corporation or other securities whether or not convertible into stock of the Corporation.

ARTICLE V

The address of the registered office of the Corporation is 8025 Excelsior Drive, Suite 200, Madison, Wisconsin 53717 and the name of its registered agent at such address is C T Corporation System.

ARTICLE VI

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, its Board of Directors. The number of directors (exclusive of directors, if any, elected by the holders of one or more series of Preferred Stock, voting separately as a series pursuant to the provisions of these Restated Articles of Incorporation applicable thereto) shall be not less than three directors, the exact number of directors to be determined from time to time by resolution adopted by an affirmative vote of a majority of the directors then in office. No decrease in the number of directors shall shorten the term of any incumbent director.

A director shall hold office until the next annual meeting of shareholders and until his or her successor shall be elected and shall qualify. Any newly created directorship resulting from an increase in the number of directors and any other vacancy on the Board of Directors, however caused, shall be filled by vote of a majority of the directors then in office, although less than a quorum (or by a sole remaining director), and if there are no directors then in office by a vote of the shareholders. Any director so elected to fill any vacancy in the Board of Directors, including a vacancy created by an increase in the number of directors, shall hold office until the next annual meeting of shareholders and until his or her successor shall be elected and shall qualify. Notwithstanding the foregoing, any vacancy in a director position elected by the holders of one or more series of preferred stock, voting separately as a series, shall be filled by vote of such shareholders.

Exclusive of directors, if any, elected by the holders of one or more series of Preferred Stock, voting separately as a series pursuant to the provisions of these Restated Articles of Incorporation applicable thereto, no director of the Corporation may be removed from office except for Cause and by the affirmative vote of a majority of the votes entitled to be cast by all outstanding shares of capital stock of the Corporation entitled to vote at a meeting of shareholders duly called for such purpose. As used in this Article VI, the term “Cause” shall mean solely malfeasance arising from the performance of a director’s duties which has a materially adverse effect on the business of the Corporation.

No person, except those nominated by or at the direction of the Board of Directors, shall be eligible for election as a director at any annual or special meeting of shareholders unless a written request, in the form and within the applicable notice period established by the Corporation’s By-laws, is received from a shareholder of record by the Secretary of the Corporation. Where such a request for nomination and such consent have been timely received, but such nominee is unable or declines to serve, the person who placed the individual’s name in nomination may request that an alternative name be placed in nomination at the meeting.

Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Restated Articles of Incorporation applicable thereto. During the prescribed terms of office of such directors the Board of Directors shall consist of such directors in addition to the number of directors determined as provided in the first paragraph of this Article VI.

ARTICLE VII

The period of existence of the Corporation shall be perpetual.

ARTICLE VIII

Notwithstanding any other provision of these Restated Articles of Incorporation or the Corporation’s By-Laws (and notwithstanding the fact that some lesser percentage may be specified by law, these Restated Articles of Incorporation or the Corporation’s By-Laws), the Corporation’s By-Laws may be amended, altered or repealed, and new By-Laws may be enacted, only by the affirmative vote of not less than a majority of the votes entitled to be cast by all outstanding shares of capital stock of the Corporation entitled to vote at a meeting of shareholders duly called for such purpose, or by a vote of not less than a majority of the entire Board of Directors then in office.

ARTICLE IX

These Restated Articles of Incorporation supersede and take the place of the heretofore existing Articles of Incorporation of the Corporation and any amendments thereto.

The undersigned officer of                                                   hereby certifies that the foregoing amendment and restatement of the Articles of Incorporation of said corporation [does not] contain[s] amendments to the Articles of Incorporation requiring shareholder approval, and was duly adopted by the Board of Directors and shareholders of the corporation on                     , 200     in accordance with Section 180.1002 of the WBCL.

Executed in duplicate this [    ] day of [                    ] 2007.

METAVANTE TECHNOLOGIES, INC.

By:	/s/

This instrument was drafted by:

Patrick M. Ryan

Quarles & Brady LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4497

Annex H

RESTATED ARTICLES OF INCORPORATION

OF

MARSHALL & ILSLEY CORPORATION

These Restated Articles of Incorporation are executed by the undersigned to supersede and replace the heretofore existing Articles of Incorporation and any amendments thereto of New M&I Corporation, a corporation incorporated under Chapter 180 of the Wisconsin Statutes, the Wisconsin Business Corporation Law:

ARTICLE I

The name of the corporation is Marshall & Ilsley Corporation (the “Corporation”).

ARTICLE II

The Corporation may engage in any lawful activity within the purposes for which corporations may be organized under the Wisconsin Business Corporation Law.

ARTICLE III

The aggregate number of shares which the Corporation shall have the authority to issue, the designation of each class of shares, the authorized number of shares of each class and the par value thereof per share, shall be as follows:

Designation of Class	Par Value Per Share	Authorized Number of Shares
Preferred Stock	$1.00	5,000,000
Common Stock	$1.00	700,000,000

Any and all such shares of Common Stock and Preferred Stock may be issued for such consideration as shall be fixed from time to time by the Board of Directors.

The preferences, limitations and relative rights of such classes shall be as follows:

(1) Designation of Series. The Preferred Stock may from time to time as hereinafter provided be divided into and issued in one or more series, and the Board of Directors is hereby expressly authorized to establish one or more series, to fix and determine the variations as among series and to fix and determine, to the extent provided in the Wisconsin Business Corporation Law, the following designations, terms, limitations and relative rights and preferences of such series:

(a) The designations of such series and the number of shares which shall constitute such series, which number may at any time, or from time to time, be increased or decreased (but not below the number of shares thereof then outstanding) by the Board of Directors unless the Board of Directors shall have otherwise provided in establishing such series;

(b) The voting rights to which the holders of the shares of such series are entitled, if any;

(c) The yearly rate of dividends on the shares of such series, the dates in each year upon which such dividend shall be payable and, if such dividend shall be cumulative, the date or dates from which such dividend shall be cumulative;

(d) The amount per share payable on the shares of such series in the event of the liquidation or dissolution or winding up of the Corporation (whether voluntary or involuntary);

(e) The terms, if any, on which the shares of such series shall be redeemable, and, if redeemable, the amount per share payable thereon in the case of the redemption thereof (which amount may vary with regard to (i) shares redeemed on different dates; and (ii) shares redeemed through the operation of a sinking fund, if any, applicable to such shares, from the amount payable with respect to shares otherwise redeemed);

(f) The extent to and manner in which a sinking fund, if any, shall be applied to the redemption or purchase of the shares of such series, and the terms and provisions relative to the operation of such fund;

(g) The terms, if any, on which the shares of such series shall be convertible into shares of any other class or of any other series of the same or any other class and, if so convertible, the price or prices or the rate or rates of conversion, including the method, if any, for adjustments of such prices or rates, and any other terms and conditions applicable thereto; and

(h) Such other terms, limitations and relative rights and preferences, if any, of such series as the Board of Directors may lawfully fix and determine and as shall not be inconsistent with the laws of the State of Wisconsin or these Restated Articles of Incorporation.

All shares of the same series of Preferred Stock shall be identical in all respects, except that shares of any one series issued at different times may differ as to dates from which any cumulative dividends thereon shall be cumulative. All shares of the Preferred Stock of all series shall be equal and shall be identical in all respects, except as permitted by the foregoing provisions of this paragraph (1).

(2) Dividends. The holders of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends at the annual rate fixed by the Board of Directors with respect to each series of shares and no more. Such dividends shall be payable on such dates and in respect of such periods in such year as may be fixed by the Board of Directors to the holders of record thereof on such date as may be determined by the Board of Directors. Such dividends shall be paid or declared and set apart for payment for each dividend period before any dividend (other than a dividend payable solely in Common Stock) for the same period shall be paid upon or set apart for payment on the Common Stock, and, if dividends on the Preferred Stock shall be cumulative, all unpaid dividends thereon for any past dividend period shall be fully paid or declared and set apart for payment, but without interest, before any dividend (other than a dividend payable solely in Common Stock) shall be paid upon or set apart for payment on the Common Stock. The holders of Preferred Stock shall not, however, be entitled to participate in any other or additional earnings or profits of the Corporation, except for such premiums, if any, as may be payable in case of redemption, liquidation, dissolution or winding up.

(3) Redemption. In the event that the shares of any series of the Preferred Stock shall be made redeemable as provided in subparagraph (e) of paragraph (1), above, the Corporation may, at its option, redeem at any time or from time to time all or any part of such shares, upon notice duly given as hereinafter provided, by paying for each share the redemption price then applicable thereto fixed by the Board of Directors as provided in subparagraph (e) of paragraph (1), above.

Notice of every such redemption shall be mailed at least thirty (30) days prior to the date fixed for such redemption to the holders of record of the shares called for redemption at their respective addresses as shown on the stock records of the Corporation. In case of a redemption of a part of a series of Preferred Stock at the time outstanding, the Corporation shall select by lot, in such manner as the Board of Directors may determine, the shares to be redeemed.

On or before the date fixed for a redemption specified therein, the Corporation shall deposit funds sufficient to redeem such shares with a bank or trust company in good standing, as designated in such notice, organized under the laws of the United States or of the State of Wisconsin, doing business in the City of Milwaukee, Wisconsin, and having a capital, surplus and undivided profit aggregating at least $50,000,000.00, according to its last published statement of condition, in trust for the pro rata benefit of the holders of the shares called for redemption, and if the name and address of such bank or trust company and the deposit or intent to deposit the redemption funds in such trust account shall have been stated in such notice of redemption, and the Corporation shall have given such bank or trust company irrevocable instructions and authorization to pay the amount payable upon redemption to the proper holders upon surrender of certificates representing such shares, then, from and after the mailing of such notice and the making of such deposit, all shares so called for redemption shall no longer be deemed to be outstanding for any purpose whatsoever and the right to receive dividends thereon and all rights of the holders of such shares in or with respect to such shares of the Corporation shall forthwith cease and terminate, except only the right of the holders thereof to receive from such bank or trust company the amount payable upon redemption together with all accrued but unpaid dividends to the date fixed for redemption, without interest, upon the surrender of the certificates representing the shares to be redeemed, and the right to exercise privileges of conversion, if any, on or before the date fixed for redemption or such earlier date as may be fixed for the expiration thereof.

Any funds so deposited by the Corporation which shall not be required for such redemption because of the exercise of any right of conversion subsequent to the time of such deposit shall be released and repaid to the Corporation upon its request. Any funds so deposited and unclaimed at the end of five (5) years (or such shorter period as shall be provided by law) after the date fixed for redemption shall be released and repaid to the Corporation, after which holders of the shares called for redemption shall no longer look to said bank or trust company but shall look only to the Corporation, or to others, as the case may be, for payment of any lawful claim for such funds which the holders of said shares may still have. Any interest accrued on funds so deposited shall be paid to the Corporation from time to time.

(4) Reissue of Shares. Shares of the Preferred Stock which shall have been converted, redeemed, purchased or otherwise acquired by the Corporation, whether through the operation of a sinking fund or otherwise, shall be retired and restored to the status of authorized but unissued shares.

(5) Liquidation. In the event of liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, the holders of shares of Preferred Stock shall be entitled to be paid the full amount payable on such shares upon the liquidation, dissolution or winding up of the Corporation fixed by the Board of Directors with respect to such shares as provided in subparagraph (d) of paragraph (1), above, before any amount shall be paid to the holders of the Common Stock. After payment to holders of the Preferred Stock of the full preferential amounts to which they are entitled, the remaining assets of the Corporation shall be distributed ratably among the holders of the Common Stock.

ARTICLE IV

Except as set forth in any written agreement between the Corporation and any holder of any stock of the Corporation, no such holder shall have any preemptive or other subscription rights nor be entitled, as of right, to purchase or subscribe for any part of the unissued stock of the Corporation or any additional stock issued by reason of any increase of authorized capital stock of the Corporation or other securities whether or not convertible into stock of the Corporation.

ARTICLE V

The address of the registered office of the Corporation is 780 North Water Street, Milwaukee, Wisconsin 53202 and its registered agent at such address is G&K Wisconsin Services, LLC.

ARTICLE VI

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, its Board of Directors. The number of directors (exclusive of directors, if any, elected by the holders of one or more series of Preferred Stock, voting separately as a series pursuant to the provisions of these Restated Articles of Incorporation applicable thereto) shall be not less than three (3) directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the directors then in office. No decrease in the number of directors shall shorten the term of any incumbent director.

The directors of Marshall & Ilsley Corporation (“M&I Corp.”) immediately prior to the conversion (the “Conversion”) of M&I Corp. from a Wisconsin corporation into a Wisconsin limited liability company shall be the initial directors of the Corporation. Each initial director of the Corporation shall hold office for an initial term equal to the remainder of his or her term as a director of M&I Corp. and until his or her successor shall be elected and shall qualify. The remaining term of the initial directors as directors of M&I Corp. shall be determined as of the date immediately prior to the Conversion. Each director succeeding an initial director shall hold office until the next annual meeting of shareholders and until his or her successor shall be elected and shall qualify.

Any newly created directorship resulting from an increase in the number of directors and any other vacancy on the Board of Directors, however caused, shall be filled by the vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director so elected to fill any vacancy in the Board of Directors, including a vacancy created by an increase in the number of directors, shall hold office until the next annual meeting of shareholders and until his or her successor shall be elected and shall qualify. Notwithstanding the foregoing, any vacancy in a director position elected by the holders of one or more series of Preferred Stock, voting separately as a series, shall be filled by the vote of such shareholders.

Exclusive of directors, if any, elected by the holders of one or more series of Preferred Stock, voting separately as a series pursuant to the provisions of these Restated Articles of Incorporation applicable thereto, no director of the Corporation may be removed from office, except for Cause and by the affirmative vote of a majority of the votes entitled to be cast by all outstanding shares of capital stock of the Corporation entitled to vote at a meeting of shareholders duly called for such purpose. As used in this Article VI, the term “Cause” shall mean solely malfeasance arising from the performance of a director’s duties which has a materially adverse effect on the business of the Corporation.

No person, except those nominated by or at the direction of the Board of Directors, shall be eligible for election as a director at any annual or special meeting of shareholders unless a written request, in the form and within the applicable notice period established by the Corporation’s By-laws, is received from a shareholder of record by the Secretary of the Corporation. Where such a request for nomination and such consent have been timely received, but such nominee is unable or declines to serve, the person who placed the individual’s name in nomination may request that an alternative name be placed in nomination at the meeting.

Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Restated Articles of Incorporation applicable thereto.

ARTICLE VII

The period of existence of the Corporation shall be perpetual.

ARTICLE VIII

The Corporation’s By-laws may be amended, altered or repealed, and new By-laws may be enacted, only by the affirmative vote of not less than a majority of the votes entitled to be cast by all outstanding shares of capital stock of the Corporation entitled to vote at a meeting of shareholders duly called for such purpose, or by a vote of not less than a majority of the directors then in office.

ARTICLE IX

These Restated Articles of Incorporation supersede and take the place of the heretofore existing Articles of Incorporation of the Corporation and any amendments thereto.

Executed this [    ] day of [                    ], 2007.

MARSHALL & ILSLEY CORPORATION

By:	/s/ [ ]
[ ], [ ]

Attest:	/s/ [ ]
[ ], Secretary

This instrument was drafted by:

Brett D. Koeller

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin 53202-3590

Annex I

EXAMPLE OF ALLOCATION OF TAX BASIS BETWEEN NEW MARSHALL & ILSLEY COMMON STOCK AND NEW METAVANTE COMMON STOCK

Further to the description in the proxy statement/prospectus—information statement under the caption “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions—The New Marshall & Ilsley Share Distribution,” set forth below is general guidance on allocating tax basis between New Metavante common stock and New Marshall & Ilsley common stock received in the New Marshall & Ilsley share distribution.

CONSULT YOUR TAX ADVISOR

The information in this annex represents Marshall & Ilsley’s general understanding of the application of certain existing U.S. federal income tax laws and regulations relating to the New Marshall & Ilsley share distribution. It does not constitute tax advice and does not purport to be complete or to describe the consequences that may apply to particular categories of shareholders. You are urged to consult your own tax advisor regarding the particular consequences of the New Marshall & Ilsley share distribution to you, including the applicability and effect of all U.S. federal, state and local and foreign tax laws.

To ensure compliance with Treasury Department regulations, Marshall & Ilsley advises you that, unless otherwise expressly indicated, the information contained herein was not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or applicable state or local tax law provisions or (ii) promoting, marketing or recommending to another party any tax-related matters addressed herein.

GUIDANCE ON HOW TO DETERMINE AND ALLOCATE TAX BASIS

As a consequence of the New Marshall & Ilsley share distribution, U.S. federal income tax law requires that you allocate the tax basis in your New Metavante shares immediately before the distribution between your New Metavante shares and your New Marshall & Ilsley shares. The tax basis in your New Metavante shares immediately before the New Marshall & Ilsley share distribution will generally equal the tax basis in your Marshall & Ilsley shares converted into shares of New Metavante in the holding company merger, decreased by the amount of any tax basis allocable to any fractional share interest in New Metavante shares for which cash is received. If you purchased such shares of Marshall & Ilsley common stock for cash, the tax basis in your Marshall & Ilsley shares would generally equal the cost of these shares including commissions. If you received your Marshall & Ilsley shares as a gift, through an employee compensation arrangement, or through some other means, Marshall & Ilsley recommends that you consult your own tax advisor to determine your tax basis in these shares. If you acquired your Marshall & Ilsley shares at different times, or if some of your Marshall & Ilsley shares otherwise have a tax basis that differs from that of others, you will need to make separate basis calculations for each group of shares.

Your aggregate tax basis in your New Metavante shares immediately before the New Marshall & Ilsley share distribution must be allocated between your New Metavante shares and your New Marshall & Ilsley shares in proportion to their relative fair market values on the date of the distribution. U.S. Federal income tax law does not specify how to determine these fair market values. Marshall & Ilsley believes that one possible approach is to use the official New York Stock Exchange adjusted closing price of New Metavante common stock and New Marshall & Ilsley common stock on the date of the Marshall & Ilsley share distribution. You are not bound by this approach and may, in consultation with your tax advisor, use another approach in determining fair market values for New Metavante shares and New Marshall & Ilsley shares.

I-1

HYPOTHETICAL EXAMPLE OF TAX BASIS ALLOCATION

The following is an example of how the basis allocation may be applied based on the approach described above and the following assumptions:

Assumptions:

Number of Marshall & Ilsley shares held prior to holding company merger		3,000

Shareholder’s total tax basis in Marshall & Ilsley shares ($30 per share)		$90,000

Number of New Metavante shares received in holding company merger		1,000

Shareholder’s total tax basis in New Metavante shares prior to Marshall & Ilsley share distribution (same as above)		$90,000

Number of New Marshall & Ilsley shares received in Marshall & Ilsley share distribution		3,000

Hypothetical closing price of one share of New Metavante common stock on date of New Marshall & Ilsley share distribution		$21	*

Hypothetical closing price of one share of New Marshall & Ilsley common stock on date of New Marshall & Ilsley share distribution		$43	*

Basis Allocation Percentage

New Metavante shares (1,000 x $21/(1,000 x $21 + 3,000 x $43))	14.00%
New Marshall & Ilsley shares (3,000 x $43/(1,000 x $21 + 3,000 x $43))	86.00%

Tax Basis Allocation:

New Metavante: $90,000 x 14.00% = $12,600.00, or $12.60 per share
New Marshall & Ilsley: $90,000 x 86.00% = $77,400.00, or $25.80 per share

THE PRECEDING EXAMPLE IS FOR ILLUSTRATIVE PURPOSES ONLY AND THE PERCENTAGES SET FORTH ABOVE SHOULD NOT BE UTILIZED FOR PURPOSES OF THE ACTUAL CALCULATION. NEW MARSHALL & ILSLEY WILL PROVIDE SHAREHOLDERS WITH AN UPDATED EXAMPLE UTILIZING ACTUAL CLOSING SHARE PRICES FOLLOWING THE NEW MARSHALL & ILSLEY SHARE DISTRIBUTION.

*	Solely for illustrative purposes and should not be construed as a prediction or forecast of expected closing price.

I-2

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Limitation of Liability of Directors

Metavante Holding Company (“New Metavante”) is incorporated under the Wisconsin business corporation law (the “WBCL”).

The WBCL provides that, unless a limitation in the articles of incorporation applies, a director of a Wisconsin corporation is not liable to the corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes:

•	a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest;

•	a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe it was unlawful;

•	a transaction from which the director derived an improper personal profit; or

•	willful misconduct.

New Metavante’s restated articles of incorporation will not limit these provisions as they may apply to New Metavante directors.

Indemnification of Officers and Directors

The WBCL requires a corporation to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of the corporation. In cases where a director or officer is not successful on the merits or otherwise in the defense of a proceeding, a corporation is required to indemnify a director or officer against liability incurred by the director or officer in a proceeding if such person was a party to such proceeding because he or she is a director or officer of the corporation, unless it is determined that he or she breached or failed to perform a duty owed to the corporation and such breach or failure to perform constitutes:

•	a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•

a violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful;

•	a transaction from which the director or officer derived an improper personal profit; or

•	willful misconduct.

The New Metavante amended and restated by-laws will provide that New Metavante will indemnify its directors, officers, and employees to the fullest extent permitted by the WBCL, unless it is proven by final judicial adjudication that indemnification is prohibited. The New Metavante amended and restated by-laws will provide that within 20 days after receipt of a written request of a director, officer or employee who is a party to a proceeding, the corporation must pay or reimburse such person’s expenses as incurred if such person provides a written affirmation of his or her good faith belief that he or she is entitled to indemnification and a written undertaking to repay all amounts advanced if it is ultimately determined that indemnification is prohibited. The New Metavante amended and restated by-laws also will provide that New Metavante may purchase insurance on behalf of any director, officer or employee against certain liabilities, losses and expenses, whether or not New

Metavante would have the power to indemnify these persons against these liabilities, losses and expenses. The New Metavante amended and restated by-laws will provide that the right to indemnification under the amended and restated by-laws may be amended only by a subsequent vote of not less than a majority of the votes entitled to be cast by all outstanding shares of capital stock entitled to vote on such matters. The New Metavante amended and restated by-laws will also provide that any reduction in the right to indemnification may only be prospective from the date of such vote.

Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance for any liability incurred in connection with any proceeding involving securities regulation. In accordance with this provision, the New Metavante amended and restated by-laws will provide for mandatory indemnification and allowance of expenses for officers, directors and employees for proceedings involving securities-related matters.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith or incorporated herewith by reference:

Exhibit No.	Exhibit Description
2.1	Investment Agreement, dated as of April 3, 2007, among Marshall & Ilsley Corporation, Metavante Corporation, Metavante Holding Company, Montana Merger Sub Inc. and WPM, L.P. (attached as Annex A to the proxy statement/prospectus-information statement which is a part of this Registration Statement).

2.2	Separation Agreement, dated as of April 3, 2007, among Marshall & Ilsley Corporation, New M&I Corporation, Metavante Corporation and Metavante Holding Company (attached as Annex B to the proxy statement/prospectus-information statement which is a part of this Registration Statement).

3.1	Form of Restated Articles of Incorporation of Metavante Technologies, Inc. (attached as Annex G to the proxy statement/prospectus-information statement which is a part of this Registration Statement).

3.2	Form of Amended and Restated By-laws of Metavante Technologies, Inc.

4.1	Form of Shareholders Agreement among Metavante Holding Company, WPM, L.P. and any other shareholder that may become a party thereto (attached as Annex D to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

4.2	Form of Stock Purchase Right Agreement between Metavante Holding Company and WPM, L.P. (attached as Annex E to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

5.1	Opinion of Godfrey & Kahn, S.C. as to the validity of the Metavante Holding Company common stock being registered hereby.

8.1*	Opinion of Sidley Austin LLP as to certain tax matters.

10.1	Tax Allocation Agreement, dated as of April 3, 2007, among Marshall & Ilsley Corporation, New M&I Corporation, Metavante Corporation and Metavante Holding Company (attached as Annex C to the proxy statement/prospectus-information statement which is a part of this Registration Statement).

10.2	Employee Matters Agreement, dated as of April 3, 2007, among Marshall & Ilsley Corporation, New M&I Corporation, Metavante Corporation and Metavante Holding Company.

10.3	Limited Guarantee, dated as of April 3, 2007, by Warburg Pincus Private Equity IX, L.P. in favor of Marshall & Ilsley Corporation and Metavante Holding Company.

Exhibit No.	Exhibit Description
21.1	Subsidiaries of Metavante Holding Company.

23.1	Consent of Godfrey & Kahn, S.C. (included in Exhibit 5.1 to this Registration Statement).

23.2*	Consent of Sidley Austin LLP (included in Exhibit 8.1 to this Registration Statement).

23.3	Consent of Deloitte & Touche LLP relating to the audited financial statements of Marshall & Ilsley Corporation.

23.4	Consent of Deloitte & Touche LLP relating to the audited financial statements of Metavante Corporation.

24.1	Power of Attorney of Michael D. Hayford.

24.2	Power of Attorney of Frank R. Martire.

24.3	Power of Attorney of Dennis J. Kuester.

24.4	Power of Attorney of Ted D. Kellner.

99.1	Form of Restated Articles of Incorporation of New Marshall & Ilsley Corporation (attached as Annex H to the proxy statement/prospectus-information statement which is a part of this Registration Statement).

99.2	Form of Amended and Restated By-laws of New Marshall & Ilsley Corporation.

99.3	Consent of J.P. Morgan Securities Inc.

99.4	Consent of David Coulter.

99.5	Consent of James Neary.

99.6	Form of Preliminary Marshall & Ilsley Corporation Proxy Card.

*	To be filed by amendment.

(b) Financial Statement Schedules

SCHEDULE II

Valuation and Qualifying Accounts—Metavante Corporation

Allowance for Doubtful Accounts

Year Ended December 31,	Beginning Balance	Charged to Expense	Write-offs	Acquired Allowance	Ending Balance
2006	$11,935,213	$9,601,600	$(9,369,116)	$75,649	$12,243,346
2005	$9,767,534	$9,280,212	$(7,751,520)	$638,987	$11,935,213
2004	$7,030,124	$4,582,150	$(4,687,497)	$2,842,756	$9,767,534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of Metavante Corporation:

We have audited the consolidated financial statements of Metavante Corporation (a subsidiary of Marshall & Ilsley Corporation) and its subsidiaries (the “Company”) as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and have issued our report thereon dated March 30, 2007 (May 18, 2007 as to Notes 19 and 20); such financial statements and report are included in this prospectus. Our audits also included the financial statement schedule of the Company listed in Item 21. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

March 30, 2007

(c) Report, Opinion or Appraisal

See Exhibit 8.1.

The valuation letter of J.P. Morgan Securities Inc., dated April 3, 2007, is included as Annex F to the proxy statement/prospectus—information statement which is a part of this Registration Statement.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that the reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(f) That every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against the liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of the issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of the request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transactions, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on May 22, 2007.

METAVANTE HOLDING COMPANY
(Registrant)
By:	/s/ Gregory A. Smith
Name:	Gregory A. Smith
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gregory A. Smith Gregory A. Smith	President (Principal Executive Officer and Principal Financial Officer)	May 22, 2007

/s/ Patricia R. Justiliano Patricia R. Justiliano	Vice President and Treasurer (Principal Accounting Officer)	May 22, 2007

* Michael D. Hayford	Director	May 22, 2007

* Ted D. Kellner	Director	May 22, 2007

* Dennis J. Kuester	Director	May 22, 2007

* Frank R. Martire	Director	May 22, 2007

*By:	/s/ Randall J. Erickson
Randall J. Erickson as Attorney-in-Fact†

†	Pursuant to authority granted by powers of attorney, copies of which are filed herewith.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
2.1	Investment Agreement, dated as of April 3, 2007, among Marshall & Ilsley Corporation, Metavante Corporation, Metavante Holding Company, Montana Merger Sub Inc. and WPM, L.P. (attached as Annex A to the proxy statement/prospectus-information statement which is a part of this Registration Statement).

2.2	Separation Agreement, dated as of April 3, 2007, among Marshall & Ilsley Corporation, New M&I Corporation, Metavante Corporation and Metavante Holding Company (attached as Annex B to the proxy statement/prospectus-information statement which is a part of this Registration Statement).

3.1	Form of Restated Articles of Incorporation of Metavante Technologies, Inc. (attached as Annex G to the proxy statement/prospectus-information statement which is a part of this Registration Statement).

3.2	Form of Amended and Restated By-laws of Metavante Technologies, Inc.

4.1	Form of Shareholders Agreement among Metavante Holding Company, WPM, L.P. and any other shareholder that may become a party thereto (attached as Annex D to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

4.2	Form of Stock Purchase Right Agreement between Metavante Holding Company and WPM, L.P. (attached as Annex E to the proxy statement/prospectus—information statement which is a part of this Registration Statement).

5.1	Opinion of Godfrey & Kahn, S.C. as to the validity of the Metavante Holding Company common stock being registered hereby.

8.1*	Opinion of Sidley Austin LLP as to certain tax matters.

10.1	Tax Allocation Agreement, dated as of April 3, 2007, among Marshall & Ilsley Corporation, New M&I Corporation, Metavante Corporation and Metavante Holding Company (attached as Annex C to the proxy statement/prospectus-information statement which is a part of this Registration Statement).

10.2	Employee Matters Agreement, dated as of April 3, 2007, among Marshall & Ilsley Corporation, New M&I Corporation, Metavante Corporation and Metavante Holding Company.

10.3	Limited Guarantee, dated as of April 3, 2007, by Warburg Pincus Private Equity IX, L.P. in favor of Marshall & Ilsley Corporation and Metavante Holding Company.

21.1	Subsidiaries of Metavante Holding Company

23.1	Consent of Godfrey & Kahn, S.C. (included in Exhibit 5.1 to this Registration Statement).

23.2*	Consent of Sidley Austin LLP (included in Exhibit 8.1 to this Registration Statement).

23.3	Consent of Deloitte & Touche LLP relating to the audited financial statements of Marshall & Ilsley Corporation.

23.4	Consent of Deloitte & Touche LLP relating to the audited financial statements of Metavante Corporation.

24.1	Power of Attorney of Michael D. Hayford.

24.2	Power of Attorney of Frank R. Martire.

24.3	Power of Attorney of Dennis J. Kuester.

24.4	Power of Attorney of Ted D. Kellner.

99.1	Form of Restated Articles of Incorporation of New M&I Corporation (attached as Annex H to the proxy statement/prospectus-information statement which is a part of this Registration Statement).

99.2	Form of Amended and Restated By-laws of New M&I Corporation.

99.3	Consent of J.P. Morgan Securities Inc.

99.4	Consent of David Coulter.

99.5	Consent of James Neary.

99.6	Form of Preliminary Marshall & Ilsley Corporation Proxy Card.

*	To be filed by amendment.